Form 20-F
period 2014-12-31
GasLog Partners LP
filed 2015-02-17
CIK 1598655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Partners LP

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

(Address of principal executive offices)

Nicola Lloyd, General Counsel
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
Telephone: +377 97 97 51 15 Facsimile: +377 97 97 51 24
(Name, Telephone, Facsimile number and Address of Registrant contact person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Units representing limited partner interests	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2014, there were 14,322,358 Partnership common units outstanding.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      Yes ☐ No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes ☒ No ☐

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).      Yes ☐ No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.      Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).      Yes ☐ No ☒

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated, references to:

•

“GasLog Partners”, the “Partnership”, “we”, “our”, “us” or similar terms refer to GasLog Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates;

•	“GasLog”, depending on the context, refer to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, other than GasLog Partners;

•	“our general partner” refer to GasLog Partners GP LLC, the general partner of GasLog Partners;

•	“GasLog LNG Services” refer to GasLog LNG Services Ltd. a wholly owned subsidiary of GasLog Ltd.;

•	“GasLog Carriers” refer to GasLog Carriers Ltd.;

•	“GasLog Partners Holdings” refer to GasLog Partners Holdings LLC;

•	“Ceres Shipping” refer to Ceres Shipping Ltd.;

•

“BG Group” refer to BG Group plc; “Methane Services” refer to Methane Services Limited, a subsidiary of BG Group; “Samsung” refer to Samsung Heavy Industries Co. Ltd.; “Hyundai” refer to Hyundai Heavy Industries Co., Ltd.; and “Shell” refer to Royal Dutch Shell plc, or, in each case, any one or more of their subsidiaries or to such entities collectively;

•	“dollars” and “$” refer to, and amounts are presented in, U.S. dollars; and

•	“cbm” refer to cubic meters.

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward- looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission, or the “SEC”, other information sent to our security holders, and other written materials. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this annual report or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

•

general liquefied natural gas, or “LNG”, and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers;

•	future supply of, and demand for, natural gas;

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•	our ability to enter into time charters with existing customers as well as new customers;

•	our contracted charter revenue;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	future operating or financial results and future revenues and expenses;

•	our future financial condition and liquidity;

•

our ability to purchase vessels from GasLog in the future, including the GasLog Seattle, the Solaris, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, the Methane Alison Victoria, Hull Nos. 2072, 2073, 2102 and 2103, and the two vessels that GasLog recently agreed to acquire from Methane Services, a subsidiary of BG Group;

•	the ability to borrow under the Sponsor Credit Facility (as defined below);

•

our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our expectations relating to making cash distributions on the units, including any increases in cash distributions, and our ability to make such distributions;

•

our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;

•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	acceptance of a vessel by its charterer;

•	number of off-hire days, drydocking requirements and insurance costs;

•	our anticipated general and administrative expenses;

•	fluctuations in currencies and interest rates;

•	our ability to maintain long-term relationships with major energy companies;

•	expiration dates and extensions of charters;

•	our fees and expenses payable under the amended ship management agreements, the administrative services agreement and the amended commercial management agreements;

•	the anticipated taxation of the Partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	GasLog’s ability to retain key employees and provide services to us;

•	future sales of our common units in the public market;

•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standards imposed by our charterers applicable to our business;

•	requirements imposed by classification societies;

•	risks inherent in ship operation, including the discharge of pollutants;

•	availability of skilled labor, ship crews and management;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation;

•	our business strategy and other plans and objectives for future operations; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

We undertake no obligation to update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents, in each case for the periods and as of the dates indicated, selected historical financial and operating data. The selected historical financial data as of December 31, 2013 and 2014 and for each of the years in the three year period ended December 31, 2014 has been derived from our audited combined and consolidated financial statements included in “Item 18. Financial Statements”. The historical financial data as of December 31, 2012 is a summary of and is derived from our audited combined and consolidated financial statements which are not included in this report. The financial statements have been prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.

Prior to the closing of our initial public offering, or “IPO”, we did not own any vessels. The following presentation assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO and the transfer of the two vessels from GasLog to the Partnership in September 2014 were each accounted for as a reorganization of entities under common control. The annual combined and consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog. All significant intra-group transactions and balances are eliminated.

For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results.

This information should be read together with, and is qualified in its entirety by, our combined and consolidated financial statements and the notes thereto included in “Item 18. Financial Statements”. You should also read “Item 5. Operating and Financial Review and Prospects”.

	Year Ended December 31,
	2012		2013		2014
	(in thousands of U.S. dollars)
STATEMENT OF PROFIT OR LOSS
Revenues		$—		$64,143	$119,041
Vessel operating costs		—		(13,097)	(23,938)
Depreciation		—		(12,238)	(24,639)
General and administrative expenses		(30)		(1,525)	(5,764)

(Loss)/profit from operations		(30)		37,283	64,700

Financial costs		(1)		(12,133)	(27,486)
Financial income		110		32	33
(Loss)/gain on interest rate swaps		(940)		1,036	(8,078)

Total other expense		(831)		(11,065)	(35,531)

(Loss)/profit for the year		$(861)		$26,218	$29,169

(Loss)/profit attributable to GasLog’s operations(1)		$(861)		$26,218	$14,625
Partnership’s profit(1)		$—		$—	$14,544
EARNINGS PER UNIT ATTRIBUTABLE TO THE PARTNERSHIP(2)
Common units	$	N/A	$	N/A	$0.75
Subordinated units	$	N/A	$	N/A	$0.56
General partner units	$	N/A	$	N/A	$0.66

	As of December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$2	$14,404	$27,188
Short-term investments	—	—	17,700
Vessels	—	562,531	851,286
Vessels under construction	118,482	—	—
Total assets	128,765	581,770	901,220
Borrowings—current portion	—	22,075	21,000
Borrowings—non-current portion	—	363,917	452,076
Total equity	106,629	156,169	408,141

	Year Ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
CASH FLOW DATA
Net cash (used in)/from operating activities	$(110)	$32,159	$78,276
Net cash from/(used in) investing activities	110	(454,263)	(334,121)
Net cash from financing activities	—	436,506	268,629

	Year Ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
FLEET DATA
Number of LNG carriers at end of period	—	3	5
Average number of LNG carriers during period	—	2.3	4.5
Average age of LNG carriers (years)	—	0.76	4.5
Total calendar days for fleet	—	833	1,627
Total operating days for fleet(3)	—	833	1,627

	Year Ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
EBITDA(4)	$(30)	$49,521	$89,338
Adjusted EBITDA(4)	(42)	49,559	89,219
Capital expenditures:
Payment for vessels	—	452,792	317,951
Distributable cash flow(4)	N/A	N/A	27,118
Cash distributions declared	N/A	9,800	13,369	(5)

(1)	See Note 18 to our audited combined and consolidated financial statements included elsewhere in this annual report.

(2)

As disclosed in Note 1 to our audited combined and consolidated financial statements, on May 12, 2014, the Partnership completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. In addition, on September 29, 2014, the Partnership completed a follow-on public offering of 4,500,000 common units. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. Earnings per unit is presented for the period in which the units were outstanding.

(3)

The operating days for our fleet are the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(4)	Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA. We define EBITDA as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before foreign exchange losses/gains. EBITDA and Adjusted EBITDA which are non-GAAP financial measures, are used as a supplemental financial measures by management and external users of financial statements, such as our investors, to assess our operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted EBITDA assist our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gains/losses on interest rate swaps, taxes, depreciation and amortization, and in the case of Adjusted EBITDA, foreign exchange losses/gains, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods due to one-off events.

EBITDA and adjusted EBITDA have limitations as analytical tools and should not be considered alternatives to, or as substitutes for, or superior to profit/(loss), profit/(loss) from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

EBITDA and adjusted EBITDA exclude some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Therefore, EBITDA and adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA and adjusted EBITDA to profit/(loss), the most directly comparable IFRS financial measure, for the periods presented:

	Year Ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
Reconciliation to profit/(loss):
(Loss)/Profit for the year	$(861)	$26,218	$29,168
Financial income	(110)	(32)	(33)
Financial costs	1	12,133	27,486
Loss/(gain) on interest rate swaps	940	(1,036)	8,078
Depreciation	—	12,238	24,639

EBITDA	$(30)	$49,521	$89,338

Foreign exchange (gains)/losses	(12)	38	(119)

Adjusted EBITDA	$(42)	$49,559	$89,219

Distributable cash flow. Distributable cash flow means Adjusted EBITDA, as defined above, after considering cash interest expense for the period, including realized loss on interest rate swaps and excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly-traded partnerships’ to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies.

Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to profit/(loss), profit/(loss) from operations, earnings per units or any other measure of operating performance presented in accordance with IFRS.

The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Year ended December 31, 2014*
(in thousands of U.S. dollars) Amounts attributable to the Partnership
Partnership’s profit*	$14,544
Depreciation of fixed assets*	13,352
Financial costs*	15,206
Financial income*	(23)
Loss on interest rate swaps*	5,218

EBITDA	48,297

Foreign exchange gains*	(141)

Adjusted EBITDA	48,156
Cash interest expense including realized loss on swaps and excluding amortization of loan fees	(9,912)
Drydocking capital reserve	(2,621)
Replacement capital reserve	(8,505)

Distributable cash flow	27,118
Other reserves**	(3,032)

Cash distributions declared***	$24,086

*

Excludes amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. earned prior to their transfer to the Partnership at the closing of the Partnership’s IPO on May 12, 2014 and the profits of GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. While these amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership reflect a reorganization of entities under common control, such amounts are not attributable to the Partnership’s operations. See Note 18 to our audited combined and consolidated financial statements included elsewhere in this annual report.

**

Refers to reserves (other than the drydocking and replacement capital reserves) which have been established for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

***	Includes distributions of $13.37 million declared and paid in 2014, as well as a distribution of $10.72 million declared in January 2015 in respect of the fourth quarter of 2014.

(5)	Does not reflect a distribution of $10.72 million declared in January 2015 in respect of the fourth quarter of 2014.

B. Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2014:

This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and our combined and consolidated financial statements and the notes thereto included in “Item 18. Financial Statements”.

As of December 31, 2014
(in thousands of U.S. dollars)
Debt:(1)
Borrowings—current portion	$21,000
Borrowings—non-current portion	$452,076

Total debt	$473,076

Partners’ Equity:
Common unitholders: 14,322,358 units issued and outstanding	$324,967
Subordinated unitholders: 9,822,358 units issued and outstanding	77,088
General partner: 492,750 units issued and outstanding	6,085

Total Partners’ Equity	$408,140

Total capitalization	$881,216

(1)

All of our bank debt has been incurred by our vessel owning subsidiaries. It is secured by our vessels and guaranteed by the Partnership and an intermediate holding company for the Partnership. The $30 million Sponsor Credit Facility provided by GasLog is also included in the outstanding debt. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities” for more information about our credit facilities.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units, subordinated units and general partner units.

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.375 per unit on our common units, subordinated units and general partner units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;

•	the continued availability of natural gas production, liquefaction and regasification facilities;

•	the price and demand for natural gas;

•	the level of our operating costs, such as the cost of crews, vessel maintenance and insurance;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of vessels;

•	the supply of LNG carriers;

•	prevailing global and regional economic and political conditions;

•	changes in local income tax rates;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur to fund future acquisitions, including if we exercise our options to purchase any additional vessels from GasLog;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings; and

•

the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors, which cash reserves are not subject to any specified maximum dollar amount.

The amount of cash we generate from our operations may differ materially from our profit or loss for a specified period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods in which we record losses and may not make cash distributions during periods when we record net income.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations.

In determining the amount of cash available for distribution, our board of directors approves the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain and expand our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures from operating surplus totaled $11.13 million for the year ended December 31, 2014. We estimate that future maintenance and replacement capital expenditures will average approximately $23.37 million per full year, including potential costs related to replacing current vessels at the end of their useful lives. Maintenance and replacement capital expenditures include capital expenditures associated with (i) the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or drydocking) and (ii) modifying an existing vessel or acquiring a new vessel, to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	the size of our fleet;

•	the cost of replacement vessels;

•	length of charters;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment;

•	competitive standards; and

•	the age of our ships.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus (as defined in our partnership agreement). The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our conflicts committee at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders may be diluted.

Use of cash from operations to expand or maintain our fleet will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly distributions to unitholders, both of which could have a material adverse effect on our ability to make cash distributions.

Any limitation in the availability or operation of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, which effect would be amplified by the small size of our fleet.

Our fleet consists of five LNG carriers that are in operation. If any of our ships is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified during the period prior to acquisition of additional vessels, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our five LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows.

Any charter termination could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our charterer has the right to terminate a ship’s time charter in certain circumstances, such as:

•	loss of the ship or damage to it beyond repair;

•	if the ship is off-hire for any reason other than scheduled drydocking for a period exceeding 90 consecutive days, or for more than 90 days in any one-year period;

•	defaults by us in our obligations under the charter; or

•

the outbreak of war or hostilities involving two or more major nations, such as the United States or the People’s Republic of China, that would materially and adversely affect the trading of the ship for a period of at least 30 days.

A termination right under one ship’s time charter would not automatically give the charterer the right to terminate its other charter contracts with us. However, a charter termination could materially affect our relationship with the customer and our reputation in the LNG shipping industry, and in some circumstances the event giving rise to the termination right could potentially impact multiple charters. Accordingly, the existence of any right of termination could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

If we lose a charter, we may be unable to obtain a new time charter on terms as favorable to us or with a charterer of comparable standing, particularly if we are seeking new time charters at a time when charter rates in the LNG industry are depressed. Consequently, we may have an increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. In the event that we are unable to re-deploy a ship for which a charter has been terminated, we will not receive any revenues from that ship, and we may be required to pay expenses necessary to maintain the ship in proper operating condition.

Due to our lack of diversification, adverse developments in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking a new charter.

Due to our lack of diversification, an adverse development in the LNG transportation industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our ships are not under charter or nearing the end of their charters, than if we maintained more diverse assets or lines of businesses.

We currently derive all of our revenues from a single customer and will depend on two customers for nearly all of our revenues after our expected acquisition of additional vessels from GasLog. The loss of either of these customers would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently derive all of our revenues from one customer, Methane Services, a subsidiary of BG Group. Following the expected acquisition of additional vessels from GasLog, Methane Services will continue to be a key customer, as at least eight of the vessels which we have options to acquire from GasLog, as well as the two vessels GasLog recently agreed to acquire from Methane Services which GasLog will be required under the omnibus agreement to offer to us for purchase within 30 days following the completion of the acquisition, will be chartered to Methane Services. We and GasLog are discussing possible alternative arrangements under which we may have a significantly longer period to elect to acquire the vessels at fair market value. There can be no assurance that we and GasLog will agree to any such alternative arrangements or that we will ultimately acquire any vessels from GasLog. In addition, two of the vessels that we will have options to acquire from GasLog have been or will be chartered to a subsidiary of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or otherwise. If any of these customers terminates its charters, chooses not to re-charter our ships after the initial charter terms or is unable to perform under its charters and we are not able to find replacement charters, we will suffer a loss of revenues that could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Our future performance depends on continued growth in LNG production and demand for LNG and LNG shipping.

Our future performance, including our ability to profitably expand our fleet, will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources, including hydraulic fracturing, in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

•

increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

•

infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive; or

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future time charters upon expiration or early termination of our current charter arrangements, for any ships for which we have not yet secured charters or for any new ships we acquire, which could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In addition, in late 2014 and early 2015, global crude oil prices fell significantly. A continued decline in oil prices could negatively affect growth in LNG production and demand.

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts;

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries; and

•

the prevailing price of crude oil in world markets. A continued decline in oil prices could adversely affect both the competitiveness of gas as a fuel for power generation and adversely affect the market price of gas, to the extent that gas prices are benchmarked to the price of crude oil.

Natural gas prices have historically varied substantially between regions. This price disparity between producing and consuming regions supports demand for LNG shipping and any convergence of natural gas prices would adversely affect demand for LNG shipping.

Fluctuations in overall LNG demand growth could adversely affect our ability to secure future time charters.

LNG trade increased by 1% year over year in the first eleven months of 2014. This growth was less than expected as a new project in Angola failed to sustain full operations. Continued economic uncertainty, the current low oil price environment and the continued acceleration of unconventional natural gas production could have an adverse effect on our ability to secure future term charters.

We may have difficulty further expanding our fleet in the future.

We may expand our fleet beyond the vessels we may acquire from GasLog by ordering newbuildings or by making selective acquisitions of high-quality secondhand ships to the extent that they are available. Our future growth will depend on numerous factors, some of which are beyond our control, including our ability to:

•	obtain consents from lenders and charterers with respect to the vessels that we may acquire from GasLog;

•	identify attractive ship acquisition opportunities and consummate such acquisitions;

•	obtain newbuilding contracts at acceptable prices;

•	obtain required equity and debt financing on acceptable terms;

•	secure charter arrangements on terms acceptable to our lenders;

•	expand our relationships with existing customers and establish new customer relationships;

•	recruit and retain additional suitably qualified and experienced seafarers and shore-based employees through GasLog pursuant to the services agreements we have entered into with GasLog;

•	continue to meet technical and safety performance standards;

•	manage joint ventures; and

•	manage the expansion of our operations to integrate the new ships into our fleet.

During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. In addition, any ship acquisition we complete may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans, and we cannot give any assurances that we will not incur significant expenses and losses in connection with such growth efforts.

We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or a financing agreement.

Under the omnibus agreement entered into with GasLog in connection with the IPO, we will have certain options and other rights to acquire vessels with existing charters from GasLog. The omnibus agreement provides that our ability to consummate the acquisition of any such vessels from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing with respect to such vessel. In particular, with respect to GasLog’s existing vessels, we would need the consent of the existing charterers and lenders. While GasLog will be obligated to use reasonable efforts to obtain any such consents, we cannot assure you that in any particular case the necessary consent will be obtained from the governmental entity, charterer, lender or other entity.

Our future growth depends on our ability to expand relationships with existing customers, establish relationships with new customers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.

One of our principal objectives is to enter into additional long-term, fixed-rate charters. The process of obtaining charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

•	size, age, technical specifications and condition of the ship;

•	efficiency of ship operation;

•	LNG shipping experience and quality of ship operations;

•	shipping industry relationships and reputation for customer service;

•	technical ability and reputation for operation of highly specialized ships;

•	quality and experience of officers and crew;

•	safety record;

•	the ability to finance ships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including other independent ship owners as well as state-sponsored entities and major energy companies that own and operate LNG carriers and may compete with independent owners by using their fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we or GasLog have. A number of marine transportation companies—including companies with strong reputations and extensive resources and experience—have entered the LNG transportation market in recent years, and there are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Hire rates for LNG carriers may fluctuate substantially. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.

Our ability from time to time to charter or re-charter any ship at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers may fluctuate over time as a result of changes in the supply-demand balance relating to current and future ship capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG could adversely affect our ability to charter or re-charter our ships at acceptable rates or to acquire and profitably operate new ships. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates at a time when we may be seeking new charters may be lower than the hire rates at which our ships are currently chartered. If hire rates are lower when we are seeking a new charter, our revenues and cash flows, including cash available for distribution to unitholders, may decline, as we may only be able to enter into new charters at reduced or unprofitable rates or may not be able to re-charter our ship, or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low ship utilization could also have a material adverse effect on the value of our assets.

Ship values may fluctuate substantially, which could result in an impairment charge, could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, could cause us to incur a loss.

Values for ships can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the natural gas and energy markets;

•	a substantial or extended decline in demand for LNG;

•	the level of worldwide LNG production and exports;

•	changes in the supply-demand balance of the global LNG carrier fleet;

•	changes in prevailing charter hire rates;

•	the physical condition of the ship;

•	the size, age and technical specifications of the ship;

•	demand for LNG carriers; and

•

the cost of retrofitting or modifying existing ships, as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

If the market value of our ships declines, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. In addition, any such deterioration in market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to re-deploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship prices have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Our ability to obtain additional debt financing for future acquisitions of ships or to refinance our existing debt may depend on the creditworthiness of our charterers and the terms of our future charters.

Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the value of the ships, which in turn depends in part on charter hire rates and the ability of our charterers to comply with the terms of their charters. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional ships and to refinance our existing debt as balloon payments come due, or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet and fund our operations. Among other things, we hold options to acquire 10 LNG carriers from GasLog, and GasLog will be required under the omnibus agreement to offer us the opportunity to purchase the two vessels that it recently agreed to acquire from Methane Services, a subsidiary of BG Group. We do not currently have financing sources in place to fund the acquisition of any additional vessels. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, and the cost of retrofitting or modifying existing ships as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced distributions per unit. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or pay distributions. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

Fluctuations in exchange rates and interest rates could result in financial losses for us.

Fluctuations in currency exchange rates and interest rates may have a material impact on our financial performance. We receive virtually all of our revenues in dollars, while some of our operating expenses, including employee costs and certain crew costs, are denominated in euros. As a result, we are exposed to foreign exchange risk. Although we monitor exchange rate fluctuations on a continuous basis, we do not currently hedge movements in currency exchange rates. As a result, there is a risk that currency fluctuations will have a negative effect on our cash flows and results of operations.

In addition, we may be exposed to a market risk relating to fluctuations in interest rates to the extent our credit facilities bear interest costs at a floating rate based on a prevailing market interest rate. Significant increases in the interest rates could adversely affect our cash flows, results of operations and ability to service our debt. Although we use interest rate swaps from time to time to reduce our exposure to interest rate risk, we hedge only a portion of our outstanding indebtedness. There is no assurance that any derivative contracts we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

The derivative contracts we may enter into in the future to hedge our exposure to fluctuations in interest rates could result in reductions in our partners’ equity as well as charges against our profit.

We enter into interest rate swaps from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2014, we had no interest rate swaps in place as we terminated our three interest rate swaps on November 12, 2014 in connection with our entering into the $450 million credit facility, or our “Credit Facility”, under the Facility Agreement dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, and the financial institutions party thereto, and the related Deed between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014. None of the terminated interest rate swaps were designated as a cash flow hedging instrument. The changes in the fair value of the terminated swaps were recognized in our statement of profit or loss. Changes in the fair value of any future derivative contracts that will not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit and earnings per unit and would affect compliance with the market value adjusted net worth covenants in our credit facilities. For future interest rate swaps that are designated as cash flow hedging instruments, the changes in the fair value of the contracts will be recognized in our statement of other comprehensive income as cash flow hedge gains or losses for the period, and could affect compliance with the market value adjusted net worth covenants in our credit facilities.

There is no assurance that our future derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost and availability of interest rate and currency hedges may increase or suitable hedges may not be available.

Our earnings and business are subject to the credit risk associated with our contractual counterparties.

We will enter into, among other things, time charters and other contracts with our customers, shipbuilding contracts and refund guarantees relating to newbuildings, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps. Such agreements subject us to counterparty credit risk. For example, all of our vessels are chartered to, and we received all of our total revenues for the year ended December 31, 2014 from, Methane Services, a subsidiary of BG Group. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the natural gas and LNG markets and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.

As of December 31, 2014, we had an aggregate of $480.0 million of indebtedness outstanding under our Credit Facility and the revolving credit facility with GasLog entered into upon consummation of the IPO, or the “Sponsor Credit Facility”, of which $22.5 million is repayable within one year. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”. Our level of debt could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, ship acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally;

•	our debt level may limit our flexibility in responding to changing business and economic conditions; and

•

if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our credit facility and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the financing agreements may restrict the ability of us and our subsidiaries to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

In addition, such financing agreements may require us to comply with certain financial ratios and tests, including, among others, maintaining a minimum liquidity, maintaining positive working capital, ensuring that EBITDA exceeds interest payable, any amounts payable for interest rate swap and debt installments calculated on a four quarter rolling average basis, maintaining a minimum collateral value, and maintaining a minimum book equity ratio. Our ability to comply with the restrictions and covenants, including financial ratios and tests, contained in such financing agreements is dependent on future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.

If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. We have pledged our vessels as security for our outstanding indebtedness. If our lenders were to foreclose on our vessels in the event of a default, this may adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect our ability to make distributions to our unitholders and cause a decline in the market price of our common units. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.

The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our Credit Facility prohibits the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	breach or lapse of any insurance with respect to vessels securing the facilities;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be correct;

•	a change of ownership of the borrowers or GasLog Partners Holdings; and

•	a material adverse effect.

Furthermore, we expect that our future financing agreements will contain similar provisions. For more information regarding these financing agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions to unitholders.

We are a holding company. Our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make distributions to unitholders depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of distributions. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to make distributions to unitholders.

The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.

Acquisitions that expand our fleet are an important component of our strategy. Under the omnibus agreement, we have the right to purchase for fair market value any of the GasLog Seattle, the Solaris, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria and Hull Nos. 2072, 2073, 2102 and 2103 from GasLog within 36 months after GasLog notifies our board of directors of their acceptances by their charterer (or, in the case of the GasLog Seattle, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria, 36 months after the closing of the IPO, which occurred on May 12, 2014). In addition, in accordance with the omnibus agreement, GasLog will be required to offer us the opportunity to purchase the Methane Becki Anne and the Methane Julia Louise, which GasLog recently agreed to acquire from Methane Services, a subsidiary of BG Group, within 30 days following the completion of the acquisition at the acquisition price paid by GasLog to Methane Services plus certain administrative costs. We and GasLog are discussing possible alternative arrangements under which we may have a significantly longer period to elect to acquire the vessels at fair market value. There can be no assurance that we and GasLog will agree to any such alternative arrangements or that we will ultimately acquire any vessels from GasLog. We will not be obligated to purchase any of these vessels at the applicable determined price, and, accordingly, we may not complete the purchase of any of such vessels. Furthermore, even if we are able to agree on a price with GasLog, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us.

We believe that other acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to attract, hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

In addition, unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common units. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired vessels or businesses or expected cost reductions or other synergies expected to be realized as a result of acquiring vessels or businesses, the risk of failing to successfully and timely integrate the operations or management of any acquired vessels or businesses and the risk of diverting management’s attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our business, financial condition, results of operations and cash available for distribution could be adversely affected.

We may experience operational problems with vessels that reduce revenue and increase costs.

LNG carriers are complex and their operations are technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We depend on GasLog and certain of its subsidiaries to assist us in operating and expanding our businesses and competing in our markets.

We and our operating subsidiaries have entered into various services agreements with GasLog and its subsidiaries, including GasLog LNG Services, pursuant to which GasLog and its subsidiaries will provide to us certain administrative, financial and other services, and provide to our operating subsidiaries substantially all of their crew, technical management services (including vessel maintenance, periodic drydocking, cleaning and painting, performing work required by regulations and human resources and financial services) and other advisory and commercial management services, including the sourcing of new contracts and renewals of existing contracts. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by GasLog and its subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us or our operating subsidiaries.

Our ability to compete for new charters and expand our customer relationships depends largely on our ability to leverage our relationship with GasLog and its reputation and relationships in the shipping industry. If GasLog suffers material damage to its reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms;

•	maintain access to capital under the Sponsor Credit Facility; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

The required drydocking of our ships could be more expensive and time consuming than we anticipate, which could adversely affect our results of operations and cash flows.

Drydockings of our ships require significant capital expenditures and result in loss of revenue while our ships are off-hire. Any significant increase in either the number of off-hire days due to such drydockings or in the costs of any repairs carried out during the drydockings could have a material adverse effect on our profitability and our cash flows. We may not be able to accurately predict the time required to drydock any of our ships or any unanticipated problems that may arise. If more than one of our ships is required to be out of service at the same time, or if a ship is drydocked longer than expected or if the cost of repairs during the drydocking is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to unitholders, could be adversely affected. The initial drydockings for the Methane Rita Andrea and the Methane Jane Elizabeth are expected to be carried out by the end of 2015, while the drydockings for our remaining vessels are expected to be carried out in 2018.

Delays in deliveries of newbuilding vessels could harm our operating results.

The delivery of any newbuildings we may order could be delayed, which would delay our receipt of revenues under the charters or other contracts related to the vessels. In addition, under some charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

The completion and delivery of newbuildings could be delayed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	the inability to finance the construction or conversion of the vessels; or

•	the inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows.

Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. The development of liquefaction projects in the United States and the anticipated exports beginning in 2015 has driven significant ordering activity. As of December 31, 2014, the LNG carrier order book totaled 150 vessels, and the delivered fleet stood at 405 vessels. We believe that this and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, ship utilization and ship values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

If charter hire rates are lower when we are seeking new time charters, our revenues and cash flows, including cash available for distribution to unitholders, may decline.

If an active short-term or spot LNG carrier charter market continues to develop, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, though the level of spot voyages and short-term time charters of less than 12 months in duration has grown in the past few years. If an active short-term or spot charter market continues to develop, we may enter into short-term time charters upon expiration or early termination of our current charters, for any ships for which we have not secured charters, or for any ships we acquire from GasLog. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders, if we enter into charters during periods when the market price for shipping LNG is depressed.

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment, and this could adversely impact the value of our assets.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be found to be more efficient or more flexible or have longer physical lives than ours. Competition from these more technologically advanced LNG carriers and the older technology of our steam-powered vessels, as well as any vessels with older technology which we acquire, could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for distribution to unitholders.

Risks associated with operating ocean-going ships could affect our business and reputation.

The operation of ocean-going ships carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	adverse weather conditions;

•	grounding, fire, explosions and collisions;

•	cargo and property loss or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, or political action in various countries; and

•	work stoppages or other labor problems with crew members serving on our ships.

An accident involving any of our owned ships could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays in the delivery of cargo;

•	loss of revenues from termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	litigation with our employees, customers or third parties;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Changes in global and regional economic conditions could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities. In particular, despite recent measures taken by the European Union, concerns persist regarding the debt burden of certain Eurozone countries, including Greece, and their ability to meet future financial obligations and the overall stability of the euro. Furthermore, a tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and ability to make cash distributions to our unitholders.

Disruptions in world financial markets could limit our ability to obtain future debt financing or refinance existing debt.

Global financial markets and economic conditions have been disrupted and volatile in recent years. Credit markets as well as the debt and equity capital markets were exceedingly distressed and at certain times in recent years it was difficult to obtain financing and the cost of any available financing increased significantly. If global financial markets and economic conditions significantly deteriorate in the future, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as substantial balloon payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. As a result, financing may not be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In the absence of available financing, we also may be unable to take advantage of further business opportunities or respond to competitive pressures.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial LNG carrier must be classed by a classification society. The classification society certifies that the ship has been built and subsequently maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every ship must comply with all applicable international conventions and the regulations of the ship’s flag state as verified by a classification society. Finally, each ship must successfully undergo periodic surveys, including annual, intermediate and special surveys performed under the classification society’s rules.

If any ship does not maintain its class, it will lose its insurance coverage and be unable to trade, and the ship’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including cleanup costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.

In addition, these requirements can affect the resale value or useful lives of our ships, require a reduction in cargo capacity, necessitate ship modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. They could further result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our ships. Delays in obtaining such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our operations.

Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases) as well as ballast water treatment and ballast water handling may be adopted. The United States has recently enacted ballast water management system legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our ships’ compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain and, possibly, recover from, insurance or to obtain the required certificates for entry into the different ports where we operate.

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or “OPA”, provide for potentially unlimited joint, several and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the “London Convention”.

Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a ship owner’s or operator’s intentional or reckless conduct. These limitations are also subject to periodic updates and may otherwise be amended in the future.

Compliance with OPA and other environmental laws and regulations also may result in ship owners and operators incurring increased costs for additional maintenance and inspection requirements, the development of contingency arrangements for potential spills, obtaining mandated insurance coverage and meeting financial responsibility requirements.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or “IMO”, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention”. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and natural gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

We operate our ships worldwide, which could expose us to political, governmental and economic instability that could harm our business.

Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In particular, our ships frequent LNG terminals in countries including Egypt, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Malacca. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations which could adversely affect our results of operations and cash flows.

The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including explosion, spills and other environmental mishaps, and other liabilities arising from owning, operating or managing ships in international trade.

Although we carry protection and indemnity, hull and machinery and loss of hire insurance covering our ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

Terrorist attacks, international hostilities and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks, piracy and the current conflicts in the Middle East, and other current and future conflicts, may adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. The continuing hostilities in the Middle East may lead to additional acts of terrorism, further regional conflicts, other armed actions around the world and civil disturbance in the United States or elsewhere, which may contribute to further instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and the Gulf of Aden. Since 2008, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coast of Somalia. Any terrorist attacks targeted at ships may in the future negatively materially affect our business, financial condition, results of operations and cash flows and could directly impact our ships or our customers.

We currently employ armed guards on board certain vessels operating in areas that may be prone to hijacking or terrorist attacks. The presence of armed guards may increase the risk of damage, injury or loss of life in connection with any attacks on our vessels, in addition to increasing crew costs.

We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, including losses relating to the employment of armed guards.

LNG facilities, shipyards, ships, pipelines and gas fields could be targets of future terrorist attacks or piracy. Any such attacks could lead to, among other things, bodily injury or loss of life, as well as damage to the ships or other property, increased ship operating costs, including insurance costs, reductions in the supply of LNG and the inability to transport LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the production, storage or transportation of LNG to be shipped by us could entitle our customers to terminate our charter contracts in certain circumstances, which would harm our cash flows and our business.

Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG. Concern that LNG facilities may be targeted for attack by terrorists has contributed significantly to local community and environmental group resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect the construction of additional LNG facilities and could lead to the temporary or permanent closing of various LNG facilities currently in operation.

GasLog may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may pay substantially increased costs for its employees and crew.

Our success will depend in large part on GasLog’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

In the future, the ships we own could be required to call on ports located in countries that are subject to restrictions imposed by the United States and other governments.

The United States and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries they consider to be state sponsors of terrorism. For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA”, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions imposed by the U.S. government to non-U.S. companies, such as us, and limits the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products, as well as LNG.

In 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of, any sanctions in effect against Iran, or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012, or the “ITRA”, which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of such person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 whether the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012, which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

Although the ships we own have not called on ports in countries subject to sanctions or embargoes or in countries identified as state sponsors of terrorism, including Iran, North Korea and Syria, we cannot assure you that these ships will not call on ports in these countries in the future. While we intend to maintain compliance with all sanctions and embargoes applicable to us, U.S. and international sanctions and embargo laws and regulations do not necessarily apply to the same countries or proscribe the same activities, which may make compliance difficult. Additionally, the scope of certain laws may be unclear, and these laws may be subject to changing interpretations and application and may be amended or strengthened from time to time, including by adding or removing countries from the proscribed lists. Violations of sanctions and embargo laws and regulations could result in fines or other penalties and could result in some investors deciding, or being required, to divest their investment, or not to invest, in us.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA”. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Reliability of suppliers may limit our ability to obtain supplies and services when needed.

We rely, and will in the future rely, on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations, although the impact of significant cost increases may be mitigated to some extent with respect to the vessels that are employed under charter contracts with automatic periodic adjustment provisions or cost review provisions.

Governments could requisition our ships during a period of war or emergency, resulting in loss of earnings.

The government of a jurisdiction where one or more of our ships are registered could requisition for title or seize our ships. Requisition for title occurs when a government takes control of a ship and becomes its owner. Also, a government could requisition our ships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition ships in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our ships, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our ships would result in off-hire days under our time charters and may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Maritime claimants could arrest our ships, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a ship, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a ship for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a ship. The arrest or attachment of one or more of our ships which is not timely discharged could cause us to default on a charter or breach covenants in certain of our credit facilities and, to the extent such arrest or attachment is not covered by our protection and indemnity insurance, could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Additionally, in some jurisdictions, such as the Republic of South Africa, under the “sister ship” theory of liability, a claimant may arrest both the ship that is subject to the claimant’s maritime lien and any “associated” ship, which is any ship owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one ship in our fleet for claims relating to another of our ships.

We may be subject to litigation that could have an adverse effect on us.

We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties, as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under certain of our credit facilities.

Risks Inherent in an Investment in Us

GasLog and its affiliates may compete with us.

Pursuant to the omnibus agreement between us and GasLog, GasLog and its controlled affiliates (other than us, our general partner and our subsidiaries) generally have agreed not to acquire, own, operate or charter certain LNG carriers operating under charters of five full years or more. The omnibus agreement, however, contains significant exceptions that may allow GasLog or any of its controlled affiliates to compete with us, which could harm our business. For example, these exceptions result in GasLog not being restricted from: acquiring, owning, operating or chartering Non-Five-Year Vessels; acquiring a non-controlling equity ownership, voting or profit participation interest in any company, business or pool of assets; acquiring, owning, operating or chartering a Five-Year Vessel that GasLog would otherwise be restricted from owning if we are not willing or able to acquire such vessel from GasLog within the periods set forth in the omnibus agreement; or owning or operating any Five-Year Vessel that GasLog owns on the closing date of the IPO and that was not part of our fleet as of such date. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement—Noncompetition” for a detailed description of those exceptions and the definitions of “Five-Year Vessel” and “Non-Five-Year Vessel”.

Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has appointed each of our seven directors, four of whom meet the independence standards of the New York Stock Exchange, or the “NYSE”, and also qualify as independent of GasLog under our partnership agreement, so as to be eligible for membership on our conflicts committee. Our general partner has the right to appoint four of our directors. At our 2015 annual meeting, which will be the first annual meeting we will hold after the IPO, the common unitholders will elect three of our directors. The three directors who will be elected by our common unitholders at our 2015 annual meeting will be divided into classes to be elected by our common unitholders annually on a staggered basis. If our general partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional director will thereafter be elected by our common unitholders. That director would be added as a Class III director. Our general partner may exercise this right in order to permit us to claim, or continue to claim, an exemption from U.S. federal income tax under Section 883 of the U.S. Internal Revenue Code of 1986, as amended, or the “Code”. See “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership”. We expect that following our first annual meeting in 2015, each of the elected directors and at least one of the appointed directors will meet the independence standards established by the NYSE, and that, at a minimum, two of the elected directors will also qualify as independent of GasLog under our partnership agreement so as to be eligible for membership on our conflicts committee.

The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law.

Effectively, this means that the voting rights of any unitholders not entitled to vote on a specific matter will be redistributed pro rata among the other common unitholders. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to the 4.9% limitation, except with respect to voting their common units in the election of the elected directors.

GasLog and our general partner own a controlling interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.

GasLog currently owns limited partnership units representing a 40.53% partnership interest and a 2.0% general partner interest in us, and owns and controls our general partner. In addition, our general partner has the right to appoint four of seven, or a majority, of our directors. Certain of our directors and officers are directors and officers of GasLog or its affiliates, and, as such, they have fiduciary duties to GasLog or its affiliates that may cause them to pursue business strategies that disproportionately benefit GasLog or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between GasLog and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. See “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors”. These conflicts include, among others, the following situations:

•

neither our partnership agreement nor any other agreement requires our general partner or GasLog or its affiliates to pursue a business strategy that favors us or utilizes our assets, and GasLog’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of GasLog, which may be contrary to our interests;

•

our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

•

under our partnership agreement, as permitted under Marshall Islands law, our general partner and our directors have limited fiduciary duties. The partnership agreement also restricts the remedies available to our unitholders; as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•

our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and

•	our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

Even if our general partner relinquishes the power to elect one director to the common unitholders, so that they will elect a majority of our directors, our general partner will have substantial influence on decisions made by our board of directors. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”.

Our officers face conflicts in the allocation of their time to our business.

Our officers are all employed by GasLog or its applicable affiliate and are performing executive officer functions for us pursuant to the administrative services agreement. Our officers, with the exception of our Chief Executive Officer, Andrew J. Orekar, are not required to work full-time on our affairs and also perform services for affiliates of our general partner (including GasLog). As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition. See “Item 6. Directors, Senior Management and Employees”.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Under the partnership agreement, our general partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our partnership agreement also contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, GasLog. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•

generally provides that transactions with our affiliates and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable”, our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•

provides that neither our general partner nor our officers or directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Fees and cost reimbursements, which GasLog or its applicable affiliate will determine for services provided to us and our subsidiaries, will be substantial, will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2014, will be payable regardless of our profitability and will reduce our cash available for distribution to you.

Pursuant to the ship management agreements, our subsidiaries pay fees for services provided to them by GasLog LNG Services, and reimburses GasLog LNG Services for all expenses incurred on their behalf. These fees and expenses include all costs and expenses incurred in providing the crew and technical management of the vessels in our fleet to our subsidiaries. In addition, our operating subsidiaries pay GasLog LNG Services a fixed management fee for costs and expenses incurred in connection with providing these services to our operating subsidiaries.

Pursuant to an administrative services agreement, GasLog provides us with certain administrative services. We pay a fixed fee to GasLog for its reasonable costs and expenses incurred in connection with the provision of the services under the administrative services agreement.

Pursuant to the commercial management agreements, GasLog provides us with commercial management services. We pay to GasLog a fixed commercial management fee in U.S. dollars for costs and expenses incurred in connection with providing services.

For a description of the ship management agreements, commercial management agreements and the administrative services agreement, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”. The aggregate fees and expenses payable for services under the ship management agreements, commercial management agreements and administrative services agreement for the year ended December 31, 2014 were $2.63 million, $1.80 million and $1.42 million, respectively. As these amounts represent fees and expenses relating to our three initial vessels since the time of the IPO, and the Methane Rita Andrea and the Methane Jane Elizabeth since their acquisition from GasLog in September 2014, the fees and expenses payable pursuant to these agreements will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2014. Additionally, these fees and expenses will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of GasLog or its applicable affiliate, including GasLog LNG Services, could adversely affect our ability to pay cash distributions to you.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they are unable to remove our general partner without GasLog’s consent, unless GasLog’s ownership interest in us is decreased, all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•

The unitholders are unable to remove our general partner without its consent because our general partner and GasLog own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner; GasLog owns 41.35% of the outstanding common and subordinated units.

•

If our general partner is removed without “cause” during the subordination period and units held by our general partner and GasLog are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and our general partner will have the right to convert its general partner interest and the holders of the incentive distribution rights will have the right to convert such incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the general partner interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner. Therefore, the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

•

Common unitholders are entitled to elect only three of the seven members of our board of directors. Our general partner, by virtue of its general partner interest, in its sole discretion appoints the remaining directors (subject to its right to transfer the power to elect a majority of our directors to the common unitholders).

•

The election of the directors by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors will be selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•

Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation, except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our partnership agreement on our ability to issue equity securities.

The effect of these provisions may be to diminish the price at which the common units will trade.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to GasLog and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of February 16, 2015, GasLog owns 162,358 common units and 9,822,358 subordinated units and all of the incentive distribution rights. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

GasLog, as the holder of all of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of our board of directors or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.

GasLog, as the holder of all of the incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by GasLog, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, GasLog will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to it on the incentive distribution rights in the prior two quarters. We anticipate that GasLog would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that GasLog could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to GasLog in connection with resetting the target distribution levels related to GasLog’s incentive distribution rights. See “Item 8. Financial Information—Our Cash Distribution Policy—Incentive Distribution Rights”.

We may issue additional equity securities, including securities senior to the common units, without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See “Item 8. Financial Information—Our Cash Distribution Policy—Subordination Period”.

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

Our partnership agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also will affect the amount of cash available for distribution to our unitholders and they are not subject to any specified maximum dollar amount. Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain and replace the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted”, our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. GasLog, which owns and controls our general partner, owns 1.13% of our common units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of our subordinated units into common units, GasLog will own 41.35% of our common units.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

The price of our common units may be volatile.

The price of our common units may be volatile and may fluctuate due to factors including:

•	our payment of cash distributions to our unitholders;

•	actual or anticipated fluctuations in quarterly and annual results;

•	fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;

•	mergers and strategic alliances in the shipping industry;

•	changes in governmental regulations or maritime self-regulatory organizations standards;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors;

•	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

•	general economic conditions;

•	terrorist acts;

•	future sales of our units or other securities;

•	investors’ perceptions of us and the LNG shipping industry;

•	the general state of the securities markets; and

•	other developments affecting us, our industry or our competitors.

Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our common units may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common units despite our operating performance.

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act, or the “Marshall Islands Act”, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Prior to the May 2014 IPO, we had no history operating as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded limited partnership.

Prior to the completion of our IPO in May 2014, we had no history operating as a separate publicly traded entity. As a publicly traded limited partnership, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the Sarbanes- Oxley Act of 2002, or the “Sarbanes-Oxley Act”, the SEC and the NYSE. We will incur significant legal, accounting and other expenses in complying with these and other applicable regulations. Our incremental general and administrative expenses as a publicly traded limited partnership were $2.62 million for the year ended December 31, 2014, which included costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and officer and director compensation. In addition, during the year ended December 31, 2014, we incurred $1.42 million of fees and expenses pursuant to the administrative services agreement that we entered into with GasLog. The amounts payable under the administrative services agreement represent fees and expenses relating to our three initial vessels since the time of the IPO, and the Methane Rita Andrea and the Methane Jane Elizabeth since their acquisition from GasLog in September 2014; consequently, the fees and expenses payable pursuant to this agreement will likely be higher for future periods. These expenses may increase further after we are no longer an “emerging growth company” and are required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”. We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act, which election is irrevocable. We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.

We are a partnership formed in the Republic of the Marshall Islands, which does not have a well-developed body of case law or bankruptcy law and, as a result, unitholders have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States. Further, the Republic of the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy of the Partnership, there may be a delay of bankruptcy proceedings and the ability of unitholders and creditors to receive recovery after a bankruptcy proceeding.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our general partner is a Marshall Islands limited liability company, our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

Our partnership agreement designates the Court of Chancery of the State of Delaware as the sole and exclusive forum, unless otherwise provided for by Marshall Islands law, for certain litigation that may be initiated by our unitholders, which could limit our unitholders’ ability to obtain a favorable judicial forum for disputes with our general partner.

Our partnership agreement provides that, unless otherwise provided for by Marshall Islands law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims that:

•

arise out of or relate in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	are brought in a derivative manner on our behalf;

•	assert a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	assert a claim arising pursuant to any provision of the Marshall Islands Act; or

•

assert a claim governed by the internal affairs doctrine regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. Any person or entity otherwise acquiring any interest in our common units shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our unitholders’ ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units.

We may be subject to taxes, which may reduce our cash available for distribution to you.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted. See “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership”.

U.S. tax authorities could treat us as a “passive foreign investment company” under certain circumstances, which would have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company”, or “PFIC”, for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of “passive income” or at least 50.0% of the average value of its assets produce, or are held for the production of, “passive income”. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, and an opinion of our U.S. counsel, Cravath, Swaine & Moore LLP, we believe that we will not be a PFIC for our current taxable year, and we expect that we will not be treated as a PFIC for any future taxable year. We have received an opinion of our U.S. counsel in support of this position that concludes that the income our subsidiaries earn from certain of our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such time-chartering activities or other income our U.S. counsel has opined does not constitute passive income, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit, or the “Fifth Circuit”, held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or “IRS”, stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities, and the opinion of our counsel is not binding on the IRS or any court. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. unitholders would face adverse U.S. federal income tax consequences. See “Item 10. Additional Information—E. Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

We may have to pay tax on U.S.-source income, which will reduce our cash flow.

Under the Code, the U.S. source gross transportation income of a ship-owning or chartering corporation, such as ourselves, is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. For 2014, the Partnership did not have any U.S. source gross transportation income.

We may not qualify for the exemption from U.S. federal income tax under Section 883 in future years. Even if we do not qualify, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for distribution to our unitholders. For a more detailed discussion, see the section entitled “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—United States”.

You may be subject to income tax in one or more non-U.S. jurisdictions as a result of owning our common units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those jurisdictions.

We intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries. Furthermore, we intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes the risk that unitholders may be treated as having a permanent establishment or taxable presence in a jurisdiction where we or our subsidiaries conduct activities simply by virtue of their ownership of our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities or the activities of our subsidiaries may rise to the level of a taxable presence that is attributed to our unitholders for tax purposes. If you are attributed such a taxable presence in a jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. In addition, we may be required to obtain information from you in the event a tax authority requires such information to submit a tax return. We may be required to reduce distributions to you on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

ITEM 4. INFORMATION ON THE PARTNERSHIP

A. History and Development of the Partnership

GasLog Partners LP was formed on January 23, 2014 as a Marshall Islands limited partnership. GasLog Partners LP and its subsidiaries are primarily engaged in the ownership, operation and acquisition of LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. The Partnership conducts its operations through its vessel-owning subsidiaries and as of February 16, 2015, we have a fleet of five LNG carriers.

On May 12, 2014, we completed our IPO and our common units began trading on the NYSE on May 7, 2014 under the ticker symbol “GLOP”. A portion of the proceeds of our IPO was paid as partial consideration for GasLog’s contribution to us of the interests in its subsidiaries which owned the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney. On September 29, 2014, we completed a follow-on public offering, the proceeds of which were used to partly fund our acquisition of GasLog’s subsidiaries that owned the Methane Rita Andrea and the Methane Jane Elizabeth. We maintain our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15.

B. Business Overview

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of five LNG carriers, which have charter terms expiring through 2020, were contributed to us by, or acquired from, GasLog, which controls us through its ownership of our general partner.

Our fleet consists of five LNG carriers, including three vessels with modern tri-fuel diesel electric, or “TFDE”, propulsion technology and two steam-powered vessels that operate under long-term charters with Methane Services, a subsidiary of BG Group. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

We operate our vessels under long-term charters with fixed-fee contracts that generate predictable cash flows. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing. For further discussion of the risks that we face, please read “Item 3. Key Information—Risk Factors”.

GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers and provides support to international energy companies as part of their LNG logistics chain. GasLog was founded by its chairman, Peter G. Livanos, whose family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the NYSE on March 30, 2012, under the symbol “GLOG”. At the time of its initial public offering, GasLog’s owned fleet consisted of ten LNG carriers, including eight newbuildings on order. Since its initial public offering, GasLog has increased by approximately 107% the total carrying capacity of vessels in its fleet (excluding the two vessels that GasLog recently agreed to acquire from Methane Services, a subsidiary of BG Group), which includes vessels on the water and newbuildings on order. As of February 16, 2015, GasLog had a wholly owned 20 ship fleet, including 11 ships on the water (excluding the two vessels that GasLog recently agreed to acquire from Methane Services) and nine LNG carriers on order from Samsung and Hyundai, as well as a 42.53% ownership in the Partnership. See “—Our Fleet”.

Our Fleet

Owned Fleet

The following table presents information about our fleet as of February 16, 2015:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer(1)	Propulsion	Charter Expiration	Optional Period
1	GasLog Shanghai	2013	155,000	BG Group	TFDE	January 2018	2021-2026(2)
2	GasLog Santiago	2013	155,000	BG Group	TFDE	March 2018	2021-2026(2)
3	GasLog Sydney	2013	155,000	BG Group	TFDE	May 2019	2022-2027(2)
4	Methane Rita Andrea	2006	145,000	BG Group	Steam	April 2020	2023-2025(3)
5	Methane Jane Elizabeth	2006	145,000	BG Group	Steam	October 2019	2022-2024(3)

(1)	Vessels are chartered to Methane Services, a subsidiary of BG Group.

(2)

The charters may be extended for up to two extension periods of three or four years at the charterer’s option, and each charter requires that the charterer provide us with 90 days’ notice before the charter expiration of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)

Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

The key characteristics of our current fleet include the following:

•	each ship is sized at between approximately 145,000 cbm and 155,000 cbm capacity, which places our ships in the medium-size class of LNG carriers; we believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world, and minimizes excess LNG boil-off;

•	our ships are of the same specifications (in groups of three and two ships);

•	each ship is double-hulled, which is standard in the LNG industry;

•

each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;

•	each of our ships is modern steam powered or TFDE propulsion technology;

•	Bermuda is the flag state of each ship;

•

each of our delivered ships has received, and each of our newbuildings is expected to receive, an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

•

our fleet has an average age of 4.5 years, making it one of the youngest in the industry, compared to a current average age of 11.2 years for the global LNG carrier fleet including LNG carriers of all sizes as of February 16, 2015.

Additional Vessels

Existing Vessel Interests Purchase Options

We have the option to purchase the following 10 LNG carriers from GasLog within 36 months after each such vessel’s acceptance by its charterer (or, in the case of the GasLog Seattle, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria, 36 months after the closing of the IPO), in each case at fair market value as determined pursuant to the omnibus agreement. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement—Noncompetition” for additional information on the LNG carrier purchase options.

Vessel Name		Year Built(1)	Cargo Capacity (cbm)	Propulsion	Charterer(2)	Charter Expiration(3)
1	GasLog Seattle	2013	155,000	TFDE	Shell	December 2020
2	Solaris	2014	155,000	TFDE	Shell	June 2021
3	Hull No. 2072	Q1 2016	174,000	TFDE	BG Group	2026
4	Hull No. 2073	Q2 2016	174,000	TFDE	BG Group	2026
5	Hull No. 2102	Q3 2016	174,000	TFDE	BG Group	2023
6	Hull No. 2103	Q4 2016	174,000	TFDE	BG Group	2023
7	Methane Lydon Volney	2006	145,000	Steam	BG Group	October 2020
8	Methane Shirley Elisabeth	2007	145,000	Steam	BG Group	June 2020
9	Methane Heather Sally	2007	145,000	Steam	BG Group	December 2020
10	Methane Alison Victoria	2007	145,000	Steam	BG Group	December 2019

(1)	For newbuildings, expected delivery quarters are presented.

(2)	Vessels are chartered to Methane Services, a subsidiary of BG Group, or a subsidiary of Shell, as applicable.

(3)

Indicates the expiration of the initial term. The charterer of the Methane Lydon Volney has a unilateral option to extend the term for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. For the other vessels in the above table, the charterers have unilateral options to extend the term of the time charters for periods ranging from 5 to 10 years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter.

Five-Year Vessel Restricted Business Opportunities

In addition to the LNG carriers described in the preceding paragraph, we intend to leverage our relationship with GasLog to make accretive acquisitions of LNG carriers with long-term charters from GasLog and third parties to increase our distributions per unit. Pursuant to the omnibus agreement, GasLog will be required to offer to us for purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation that GasLog owns or acquires if charters are secured with committed terms of five full years or more. Except as discussed elsewhere in this annual report, this right will continue throughout the entire term of the omnibus agreement.

GasLog has the following 10 additional carriers in its fleet, which it will be required to offer to us for purchase at fair market value as determined pursuant to the omnibus agreement if charters are secured with committed terms of five full years or more:

Vessel Name		Year Built(1)	Cargo Capacity (cbm)	Propulsion	Charterer(2)	Charter Expiration
1	GasLog Savannah	2010	155,000	TFDE	BG Group	September 2015(3)
2	GasLog Singapore	2010	155,000	TFDE	BG Group	September 2016(3)
3	GasLog Skagen	2013	155,000	TFDE	BG Group	April 2021(4)
4	GasLog Chelsea	2010	153,600	TFDE	Spot Market	N/A
5	GasLog Saratoga	2014	155,000	TFDE	N/A	N/A
6	Hull No. 2044	Q1 2015	155,000	TFDE	N/A	N/A
7	Hull No. 2130	Q2 2017	174,000	TFDE	N/A	N/A
8	Hull No. 2131	Q3 2018	174,000	TFDE	N/A	N/A
9	Hull No. 2800	Q3 2017	174,000	TFDE	N/A	N/A
10	Hull No. 2801	Q4 2017	174,000	TFDE	N/A	N/A

(1)	For newbuildings, expected delivery quarters are presented.

(2)	Vessels are chartered to a Methane Services, a subsidiary of BG Group, or a spot market counterparty, as indicated.

(3)

Indicates the expiration of the initial term. The charterers have unilateral options to extend the term of the time charters for periods ranging from 30 to 90 months, provided that the charterer provides GasLog with advance notice of declaration of any option in accordance with the terms of the applicable charter.

(4)

Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.

In December 2014, GasLog entered into an agreement with Methane Services, a subsidiary of BG Group, to acquire the following two LNG carriers for a purchase price of $460 million. The vessels will be chartered back to Methane Services for periods of nine and 11 years with further options by the charterer to extend the term of the time charter for each vessel by either three or five years. GasLog supervised their construction and has technically managed both ships since their delivery to BG Group in 2010. They have TFDE propulsion and on-board reliquefaction plants, which enable the vessels to operate on gas at a wider range of speeds more efficiently. The closing of the transaction is subject to the satisfaction of certain conditions, including the completion of definitive documentation. GasLog currently expects the transaction to close by the end of April 2015. Under the omnibus agreement, GasLog will be required, within 30 days following the closing of its acquisition of the vessels, to offer us the opportunity to purchase the vessels at GasLog’s acquisition cost plus certain administrative costs. Under that provision, we would be required to accept or reject their offer within an additional 30 days. We and GasLog are discussing possible alternative arrangements under which we may have a significantly longer period to elect to acquire the vessels at fair market value. There can be no assurance that we and GasLog will agree to any such alternative arrangements or that we will ultimately acquire the vessels. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement—Noncompetition” for additional information on the rights of first offer under the omnibus agreement.

Vessel Name		Year Built	Cargo Capacity (cbm)	Propulsion	Charterer(1)	Charter Expiration(2)
1	Methane Becki Anne	2010	170,000	TFDE	BG Group	2024
2	Methane Julia Louise	2010	170,000	TFDE	BG Group	2026

(1)	Vessels will be chartered to Methane Services, a subsidiary of BG Group.

(2)	Indicates the expiration of the initial term. The charterer will have a unilateral option to extend the term for a period of either three or five years at its election.

Rights of First Offer

In addition, under the omnibus agreement, we will have a right of first offer with regard to any proposed sale, transfer or other disposition of any LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter of five full years or more that GasLog owns, as discussed elsewhere in this annual report.

Vessel Acquisition Considerations

We are not obligated to purchase any of the vessels from GasLog described in the previous sections and, accordingly, we may not complete the purchase of any such vessels. Furthermore, our ability to purchase any additional vessels, including under the omnibus agreement from GasLog, is dependent on our ability to obtain financing to fund all or a portion of the acquisition costs of these vessels. As of February 16, 2015, we have not secured any financing for the acquisition of additional vessels. Our ability to acquire additional vessels from GasLog is also subject to obtaining any applicable consents of governmental authorities and other non-affiliated third parties, including the relevant lenders and charterers. Under the omnibus agreement, GasLog will be obligated to use reasonable efforts to obtain any such consents. We cannot assure you that in any particular case the necessary consent will be obtained. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business” for a discussion of the risks we face in acquiring vessels. See also “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement”.

Customers

One customer, Methane Services, a subsidiary of BG Group, accounted for all of our total revenues for the year ended December 31, 2014. If we exercise our option to purchase the GasLog Seattle and the Solaris from GasLog, our customers would also include a subsidiary of Shell.

Ship Time Charters

We provide the services of our ships under time charters. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the ship owner provides crewing and other services related to the ship’s operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges and canal fees and LNG boil-off). If we exercise our option to purchase any of the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, the Methane Alison Victoria, the GasLog Saratoga or Hull Nos. 2073, 2102 or 2103 or, following the completion of their acquisition by GasLog from BG Group, elect to purchase the Methane Becki Anne or the Methane Julia Louise, such LNG carriers will be chartered to Methane Services, a subsidiary of BG Group. If we exercise our option to purchase the GasLog Seattle or the Solaris, such LNG carriers will be chartered to a subsidiary of Shell.

Our subsidiaries that own the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney have entered into a master time charter with Methane Services, a subsidiary of BG Group that establishes the general terms under which the three vessels are chartered. Such subsidiaries have also entered into a separate confirmation memorandum for each ship in order to supplement the master time charter and specify the charter term, extension options (if any), hire rate and other provisions applicable to each ship’s charter. Our subsidiaries that own the Methane Rita Andrea and the Methane Jane Elizabeth have entered into a time charter with Methane Services that establishes the terms of each charter.

The following discussion describes the material terms of the time charters for our fleet.

Initial Term, Extensions and Redelivery

The initial terms of the time charters for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney began upon delivery of the ships in January 2013, March 2013 and May 2013, respectively, and will terminate in 2018 and 2019, as applicable. Methane Services has options to extend the terms of each of the charters for up to eight years at specified hire rates.

The initial terms of the time charters for the Methane Rita Andrea and the Methane Jane Elizabeth began upon delivery of the ships in April 2014 and will terminate in 2020 and 2019, respectively. Methane Services has options to extend the terms of each or both of the charters for three or five years at specified hire rates, and each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

Our time charters provide for redelivery of the ship to us at the expiration of the term, as such term may be extended upon the charterer’s exercise of its extension options, or upon earlier termination of the charter (as described below), plus or minus 30 days. Under all of our charters, the charterer has the right to extend the term for most periods in which the ship is off-hire, as described below. Our charter contracts do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

Hire Rate Provisions

“Hire” rate refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars.

Under the time charters for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, the hire rate includes two components—a capital cost component and an operating cost component. The capital cost component relates to the cost of the ship’s purchase and is a fixed daily amount that is structured to provide a return on our invested capital. The charters provide for the capital cost component to increase by a specified amount during any option period. The operating cost component is a fixed daily amount that increases at periodic intervals at a fixed percentage or is calculated based on a periodic budget agreed upon by the parties. Although the daily amount of the operating cost component is fixed (subject to a specified periodic increase or adjustment if a given charter contains such provision), it is intended to correspond to the costs of operating the ship and related expenses. In such charters, in the event of a material increase in the actual costs we incur in operating the ship, a clause in the charter provides us the right in certain circumstances to seek a review and potential adjustment of the operating cost component. The hire rates provided for under the time charters for the Methane Rita Andrea and the Methane Jane Elizabeth include only one component that is a fixed daily amount that decreases during any option period.

The hire rates for each of our ships may be reduced if the ship does not perform to certain of its specifications or if we breach our obligations under the charter.

Off-Hire

When a ship is “off-hire”—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. Our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ship. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer’s use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), drydocking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship’s officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems.

All ships are drydocked at least once every five years as required by the ship’s classification society for a special survey. Ships are considered to be off-hire under our time charters during such periods.

Ship Management and Maintenance

Under our time charters, we are responsible for the technical management of our ships, including engagement and provision of qualified crews, employment of armed guards for transport in certain high-risk areas, maintaining the ship, arranging supply of stores and equipment, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements, as well as for drydocking expenses. We provide these management services through technical management agreements with GasLog LNG Services, a wholly owned subsidiary of GasLog. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

Termination and Cancellation

Under our existing time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the People’s Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled drydocking for a period exceeding 90 consecutive days, or for more than 90 days, in any one-year period.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, in the future our ships may operate in the more volatile emerging spot market that covers short-term charters of one year or less.

Although we believe that we are one of the few independent owners that focus primarily on newly-built, technically advanced LNG carriers, other independent shipping companies also own and operate, and in some cases manage, LNG carriers and have new ships under construction. There are other ship owners and managers who may also attempt to participate in the LNG market in the future. We believe that our strategy of focusing on charter contracts with initial terms of five full years or more differentiates us to some extent from other independent owners.

In addition to independent owners, some of the major oil and gas producers own LNG carriers, and in the recent past they have contracted for the construction of new LNG carriers. National gas and shipping companies also have large fleets of LNG carriers that have expanded and may continue to expand. Some of these companies may compete with independent owners by using their fleets to carry LNG for third parties.

Crewing and Employees

We do not directly employ any on-shore employees, other than our Executive Chairman, or any seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2014, GasLog employed (directly and through ship managers) approximately

1,130 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet). GasLog and its affiliates may employ additional seagoing staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and crew with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing personnel as a top priority, and GasLog offers its crew competitive compensation packages. As a result, GasLog has historically enjoyed a high retention rate among its officers and other seafarers. In 2014, GasLog’s retention rate was 92.0% for senior officers, 95.0% for other officers and 97.9% for shore staff.

Although GasLog has historically experienced a high retention rate for our seafarers, the demand for technically skilled officers and crews to serve on LNG carriers has been increasing as the global fleet of LNG carriers continues to grow. This increased demand has and may continue to put inflationary pressure on crew costs. However, we and GasLog expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including automatic periodic adjustment provisions and cost review provisions.

Classification, Inspection and Maintenance

Every large, commercial seagoing ship must be “classed” by a classification society. The classification society certifies that the ship is “in class”, signifying that the ship has been built and subsequently maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the ship’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

To ensure each ship is maintained in accordance with classification society standards and for maintenance of the class certificate, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed periodically. Surveys are based on a five-year cycle that consists of annual surveys, intermediate surveys that are typically completed between the second and third years of every five-year cycle, and comprehensive special surveys (also known as class renewal surveys) that are completed at each fifth anniversary of the ship’s delivery.

All areas subject to surveys as defined by the classification society are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are otherwise prescribed. All ships are also required to be drydocked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. We intend to drydock our ships at five-year intervals that coincide with the completion of the ship’s special survey. We expect that the drydocking schedule for the vessels for which we have options to acquire under the omnibus agreement will, for the foreseeable future, be the same as the schedule for our fleet.

Most insurance underwriters make it a condition for insurance coverage that a ship be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. The vessels in our fleet are each certified by the American Bureau of Shipping, or “ABS”. Each ship has been awarded ISM certification and is currently “in class”.

The following table lists the years in which we expect to carry out the initial drydockings and special surveys for our fleet:

Ship Name	Drydocking and Special Survey
GasLog Shanghai	2018
GasLog Santiago	2018
GasLog Sydney	2018
Methane Rita Andrea	2015
Methane Jane Elizabeth	2015

Risk of Loss, Insurance and Risk Management

The operation of any ship has inherent risks. These risks include mechanical failure, personal injury, collision, property loss or damage, ship or cargo loss or damage and business interruption due to a number of reasons, including mechanical failure, political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating ships in international trade.

We maintain hull and machinery insurance on all our ships against marine and war risks in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance on all our ships up to the maximum insurable limit available at any given time. The insurance coverage is described in more detail below. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

Hull & Machinery Marine Risks Insurance and Hull & Machinery War Risks Insurance

We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance on our ships, which cover loss of or damage to a ship due to marine perils such as collisions, fire or lightning, and the loss of or damage to a ship due to war perils such as acts of war, terrorism or piracy. Each of our ships is insured under these policies for a total amount that exceeds what we believe to be its fair market value. We also maintain hull disbursements and increased value insurance policies covering each of our ships, which provide additional coverage in the event of the total or constructive loss of a ship. Our marine risks insurance policies contain deductible amounts for which we will be responsible, but there are no deductible amounts under our war risks policies or our total loss policies.

Loss of Hire Insurance

We have obtained loss of hire insurance to protect us against loss of income as a result of the ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery/war insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, for a maximum of 180 days. The number of deductible days for the ships in our fleet is 14 days per ship.

Additionally, we buy piracy loss of hire and kidnap and ransom insurance when our ships are ordered to sail through the Indian Ocean to insure against potential losses relating to the hijacking of a ship and its crew by pirates.

Protection and Indemnity Insurance

Protection and indemnity insurance is typically provided by a protection and indemnity association, or “P&I association”, and covers third-party liability, crew liability and other related expenses resulting from injury to or death of crew, passengers and other third parties, loss of or damage to cargo, third-party claims arising from collisions with other ships (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

Our protection and indemnity insurance covering our ships is provided by a P&I association that is a member of the International Group of Protection and Indemnity Clubs, or “International Group”. The thirteen P&I associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

Our protection and indemnity insurance is currently subject to limits of $3 billion per ship per event in respect of liability to passengers and seamen, $2 billion per ship per event in respect of liability to passengers, and $1 billion per ship per event in respect of liability for oil pollution.

As a member of a P&I association, we will be subject to calls payable to the P&I association based on the International Group’s claim records as well as the claim records of all other members of the P&I association of which we are a member.

Safety Performance

GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. During 2014, our fleet experienced no personal injuries or restricted work cases.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, financial assurances and certificates with respect to our ships. The kinds of permits, licenses, financial assurances and certificates required will depend upon several factors, including the waters in which the ship operates, the nationality of the ship’s crew and the age of the ship. We have obtained all permits, licenses, financial assurances and certificates currently required to operate our ships. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of our doing business.

Environmental and Other Regulation

The carriage, handling, storage and regasification of LNG are subject to extensive laws and regulations relating to the protection of the environment, health and safety and other matters. These laws and regulations include international conventions and national, state and local laws and regulations in the countries where our ships now or in the future will operate, or where our ships are registered. Compliance with these laws and regulations may entail significant expense and may impact the resale value or useful lives of our ships. Our ships may be subject to both scheduled and unscheduled inspections by a variety of governmental, quasi-governmental and private organizations, including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other authorizations required by some of these entities could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our ships or lead to the invalidation or reduction of our insurance coverage.

We believe that our ships are operated in material compliance with applicable environmental laws and regulations and that our ships in operation have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. In fact, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney received an ENVIRO+ notation from ABS, which denotes compliance with guidelines related to design characteristics, management and support systems, sea discharges and air emissions that are more stringent than existing legal requirements. The Methane Rita Andrea and the Methane Jane Elizabeth also have received “Green Passport” notations from Lloyd’s Register of Ships. Because environmental laws and regulations are frequently changed and may impose increasingly stricter requirements, however, it is difficult to accurately predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our ships. Moreover, additional legislation or regulation applicable to the operation of our ships that may be implemented in the future, such as in response to a serious marine incident like the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could negatively affect our profitability.

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. The International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or “ISM Code”, promulgated by the IMO, requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for developing a safety management system for our ships that meets these requirements.

Ships that transport gas, including LNG carriers, are also subject to regulation under the International Gas Carrier Code, or “IGC Code”, published by the IMO. The IGC Code prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our ships is in compliance with the IGC Code. Non- compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, or “MEPC”, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements establish a series of progressive standards to further limit the sulfur content in fuel oil, which are being phased in between 2012 and 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or “ECAs”. The European Union Directive 2005/EC/33, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our fleet complies with the relevant legislation and has the relevant certificates, including certificates evidencing compliance with Annex VI of the MARPOL Convention.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the “CLC”. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a ship’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to provide evidence that there is in place insurance meeting the liability requirements. Where applicable, all of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention”, which imposes liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime. We maintain insurance in respect of our ships that satisfies these requirements.

Noncompliance with the ISM Code or with other IMO regulations may subject a ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports, including United States and European Union ports.

United States

Oil Pollution Act and CERCLA

Because our ships could trade with the United States or its territories or possessions and/or operate in U.S. waters, our operations could be impacted by the U.S. Oil Pollution Act of 1990, or “OPA”, which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA”, which imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. CERCLA applies to owners and operators of ships and contains a similar liability regime. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship.

These limits of liability do not apply under certain circumstances, however, such as where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. In addition, a marine incident that results in significant damage to the environment, such as the Deepwater Horizon oil spill, could result in amendments to these limitations or other regulatory changes in the future. We maintain the maximum pollution liability coverage amount of $1 billion per incident for our ships. We also believe that we will be in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our ships will call.

OPA also requires owners and operators of ships to establish and maintain with the National Pollution Fund Center of the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. Such financial responsibility can be demonstrated by providing a guarantee from an appropriate guarantor, who can release the required guarantee to the National Pollution Fund Center against payment of the requested premium. We have purchased such a guarantee in order to provide evidence of financial responsibility and have received the mandatory certificates of financial responsibility from the U.S. Coast Guard in respect of each of the vessels included in our fleet. We intend to obtain such certificates in the future for each of our vessels, if required to have them.

Clean Water Act

The U.S. Clean Water Act of 1972, or “CWA”, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or “EPA”, has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, or the “VGP”. To be covered by the VGP, owners of certain ships must submit a Notice of Intent, or “NOI”, at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the “CAA”, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL, which will apply in two stages, beginning in 2011 and 2016.

The CAA also requires states to adopt State Implementation Plans, or “SIPs”, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or “NISA”, impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems, or “BWMS”, became effective. The Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first drydocking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention”. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, a sufficient number of countries have not adopted this convention for it to enter into force. However, the IMO’s Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. While we believe that the vessels in our fleet comply with existing requirements, if new ballast water treatment requirements are instituted, the cost of compliance could increase for ocean carriers. It is difficult to accurately predict the overall impact of such a requirement on our operations.

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or “HNS Convention”, if it is entered into force. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or “HNS”, including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. To date, the HNS Convention has not been ratified by a sufficient number of countries to enter into force.

Greenhouse Gas Regulations

The MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements, which entered into force in January 2013, were fully implemented by GasLog as of December 2012 and have been implemented by the Partnership. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions do not apply to greenhouse gas emissions from ships, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going ships. Any passage of climate control legislation or other regulatory initiatives by the

IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

We believe that LNG carriers, which have the inherent ability to burn natural gas to power the ship, and in particular TFDE LNG carriers, can be considered among the cleanest of large ships in terms of emissions.

Ship Security Regulations

A number of initiatives have been introduced in recent years intended to enhance ship security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or “MTSA”, was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard ships operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on ships and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or “ISPS Code”. Among the various requirements are:

•	on-board installation of automatic information systems to enhance ship-to-ship and ship-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of ship security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. ships from MTSA ship security measures, provided such ships have on board a valid “International Ship Security Certificate” that attests to the ship’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our ships.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Taxation of the Partnership

Marshall Islands

Because we and our subsidiaries do not and will not conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, and we do not expect this to change in the future. As a result, distributions we receive from the operating subsidiaries are not expected to be subject to Marshall Islands taxation.

United States

The following discussion is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local taxes. You are encouraged to consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our common units that may be applicable to you.

In General

We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, except as provided below, we will be subject to U.S. federal income tax on our income to the extent such income is from U.S. sources or is otherwise effectively connected with the conduct of a trade or business in the United States.

U.S. Taxation of Our Subsidiaries

Our subsidiaries have elected (or are in the process of electing) to be treated as disregarded entities for U.S. federal income tax purposes. As a result, for purposes of the discussion below, our subsidiaries are treated (or will be treated) as branches rather than as separate corporations.

U.S. Taxation of Shipping Income

We expect that substantially all of our gross income will be attributable to income derived from the transportation of LNG pursuant to the operation of our LNG carriers. Gross income attributable to transportation exclusively between non-U.S. ports is considered to be 100% derived from sources outside the United States and generally not subject to any U.S. federal income tax. Gross income attributable to transportation that both begins and ends in the United States, or “U.S. Source Domestic Transportation Income”, is considered to be 100% derived from sources within the United States and generally will be subject to U.S. federal income tax. Although there can be no assurance, we do not expect to engage in transportation that gives rise to U.S. Source Domestic Transportation Income.

Gross income attributable to transportation, including shipping income, that either begins or ends, but that does not both begin and end, in the United States is considered to be 50% derived from sources within the United States (such 50% being “U.S. Source International Transportation Income”). Subject to the discussion of “effectively connected” income below, Section 887 of the Code would impose on us a 4% U.S. income tax in respect of our U.S. Source International Transportation Income (without the allowance for deductions) unless we are exempt from U.S. federal income tax on such income under the rules contained in Section 883 of the Code. The other 50% of the income described in the first sentence of this paragraph would not be subject to U.S. income tax.

For this purpose, “shipping income” means income that is derived from:

(i) the use of ships;

(ii) the hiring or leasing of ships for use on a time, operating or bareboat charter basis;

(iii) the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture we directly or indirectly own or participate in that generates such income; or

(iv) the performance of services directly related to those uses.

Under Section 883 of the Code and the regulations thereunder, we will be exempt from U.S. federal income tax on our U.S. Source International Transportation Income if:

(i)	we are organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we may earn (an “Equivalent Exemption”);

(ii)	we satisfy the Publicly-Traded Test (as described below) or the 50% Ownership Test (as described below); and

(iii)	we meet certain substantiation, reporting and other requirements.

In order for a foreign corporation to meet the Publicly-Traded Test, its equity interests must be “primarily traded” and “regularly traded” on an established securities market in the United States or in a foreign jurisdiction that grants an Equivalent Exemption. The Treasury regulations under Section 883 of the Code provide, in pertinent part, that equity of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of units of such class of equity that is traded during any taxable year on all established securities markets in that country exceeds the number of equity interests in each such class that is traded during that year on established securities markets in any other single country. Our common units are the sole class of our equity that is traded, and such class is “primarily traded” on the NYSE, which is an established securities market for these purposes.

The Publicly-Traded Test also requires equity interests in a foreign corporation to be “regularly traded” on an established securities market. The Treasury regulations under Section 883 of the Code provide that equity interests in a foreign corporation are considered to be “regularly traded” on an established securities market if one or more classes of such equity interests that, in the aggregate, represent more than 50% of the combined vote and value of all outstanding equity interests in the foreign corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements will be satisfied with respect to a class of equity interests if (i) such equity interests are traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in a short taxable year) and (ii) the aggregate number of equity interests in such class traded on such market during the taxable year is at least 10% of the average number of equity interests outstanding in that class during such year (as appropriately adjusted in the case of a short taxable year), provided, that if a class of equity interests is traded on an established securities market in the United States and is regularly quoted by dealers making a market in such equity interests then tests (i) and (ii) will be deemed satisfied.

Notwithstanding the foregoing, a class of equity interests may fail the regularly traded test if, for more than half the number of days during the taxable year, persons who each own, either actually or constructively under certain attribution rules, 5% or more of the vote and value of the outstanding shares of the class of equity interests, or “5% Unitholders”, own in the aggregate 50% or more of the vote and value of the class of equity interests (which is referred to as the “Closely Held Block Exception”). The Closely Held Block Exception does not apply, however, if the foreign corporation can establish that a sufficient proportion of such 5% Unitholders are Qualified Shareholders (as defined below) so as to preclude the non-qualified 5% Unitholders from owning 50% or more of the total value of the class of equity interests for more than half the number of days during the taxable year. If 50% or more of the vote and value of a class of equity interests is owned, in the aggregate, by 5% Unitholders, then a sufficient number of 5% Unitholders must verify that they are Qualified Shareholders by providing certain information to the foreign corporation, including information about their countries of residence for tax purposes and their actual and/or constructive ownership of such equity interests.

As an alternative to satisfying the Publicly-Traded Test, a foreign corporation may qualify for an exemption under Section 883 of the Code by satisfying the 50% Ownership Test. A corporation generally will satisfy the 50% Ownership Test if more than 50% of the value of its outstanding equity interests is owned, or treated as owned after applying certain attribution rules, for at least half the number of days in the taxable year by individual residents of jurisdictions that grant an Equivalent Exemption, foreign corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly-Traded Test, or certain other qualified persons described in the Treasury regulations under Section 883 (which are referred to collectively as “Qualified Shareholders”).

The Marshall Islands, the jurisdiction in which we are organized, grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we expect to earn. Therefore, we will be eligible for the exemption under Section 883 of the Code if we satisfy either the Publicly-Traded Test or the 50% Ownership Test and we satisfy certain substantiation, reporting or other requirements.

For 2014, we did not have any U.S. Source International Transportation Income, and we do not currently expect to incur any material U.S. federal income tax liability on our 2014 income.

Following the completion of our follow-on public offering in September 2014, GasLog no longer holds more than 50% of the value of our equity. As a result, for taxable years after 2014, we will not qualify for the 50% Ownership Test by virtue of GasLog’s ownership of our equity, even if GasLog itself qualifies under Section 883. Moreover, we will not qualify under the Publicly-Traded Test so long as our common unitholders have the right to elect only a minority of our directors.

Our general partner, which is a wholly owned subsidiary of GasLog, by virtue of its general partner interest, has an option (the “GasLog option”), exercisable at its discretion, to cause our common unitholders to permanently have the right to elect a majority of our directors. If that option is exercised, our common units would then be considered to have more than 50% of the voting power of all our equity. Our common units would then be considered to be “regularly traded” on an established securities market if they represented more than 50% of the value of all our equity and the listing and trading conditions described above are satisfied. Based upon our expected cash flow and distributions on our outstanding equity units, we expect that the common units will represent more than 50% of the value of our equity, and we expect that we will also satisfy the listing and trading requirements. However, we cannot assure you this will be the case. If these conditions are satisfied, and except as provided below, we would satisfy the Publicly-Traded Test unless the “Closely Held Block” exception to that test was applicable. If GasLog at that time satisfies the Publicly Traded Test, it would be a Qualified Shareholder of ours, to the extent it continued to own our common units, in determining whether the Closely Held Block Exception to the Publicly Traded Test applied.

In addition, our partnership agreement provides that any person or group (including GasLog) that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. We cannot assure you that this limitation will be effective to eliminate the possibility that we will have any 5% Unitholders for purposes of the Closely Held Block Exception.

However, assuming this limitation is effective, we anticipate that, in the event that GasLog exercises the GasLog option, we will be able to satisfy the Publicly-Traded Test if our common units represent more than half the value of our equity.

However, we cannot assure you that we will be able to satisfy the Publicly-Traded Test in taxable years 2015 or later. There is no assurance that GasLog will exercise the GasLog option, which is necessary for us to satisfy the Publicly-Traded Test. Moreover, we cannot assure you that GasLog’s exercise of the GasLog option will be sufficient for us to satisfy the Publicly-Traded Test. In particular, we may not be able to satisfy the Publicly-Traded Test in the taxable year during which GasLog exercises the GasLog option, because it is not clear if the Publicly-Traded Test must be satisfied on each day during the taxable year and whether the exercise of the option would be considered effective immediately or only at the time of the unitholder meeting following exercise of the option. In addition, if an increase in the value of our incentive distribution rights causes our common units to fail the 50% value test, we will fail to satisfy the Publicly-Traded Test even if the option is exercised. Moreover, because we are in legal form a partnership, it is possible that the IRS would assert that our common units do not meet the “regularly traded” test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly-Traded Test in the future. Should any of the requirements described above fail to be satisfied, we may not be able to satisfy the Publicly-Traded Test.

If we are not entitled to the exemption under Section 883 for any taxable year after 2014, then we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of “effectively connected income” below) for those years.

In addition, our U.S. Source International Transportation Income that is considered to be “effectively connected” with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. Source International Transportation Income would be considered effectively connected with the conduct of a U.S. trade or business only if:

(i)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income; and

(ii)

substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a ship that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in having, such a fixed place of business in the United States or any ship sailing to or from the United States on a regularly scheduled basis.

Taxation of Gain on Sale of Shipping Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. income taxation with respect to gain realized on a sale of a ship, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a ship will be considered to occur outside of the United States for this purpose if title to the ship (and risk of loss with respect to the ship) passes to the buyer outside of the United States. We expect that any sale of a ship will be so structured that it will be considered to occur outside of the United States.

Other Jurisdictions and Additional Information

For additional information regarding the taxation of our subsidiaries, see Note 18 to our audited combined and consolidated financial statements included elsewhere in this annual report.

C. Organizational Structure

GasLog Partners LP is a publicly traded limited partnership formed in the Marshall Islands on January 23, 2014. The diagram below depicts our simplified organizational and ownership structure.

As of February 16, 2015, we have six subsidiaries which are incorporated in the Marshall Islands. Of our subsidiaries, five own vessels in our fleet. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

Other than our ships, we do not own any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For information on our vessels, see “Item 4. Information on the Partnership—B. Business Overview—Our Fleet”. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward-Looking Statements” at the beginning of this annual report.

Prior to the closing of the IPO, we did not own any vessels. The following discussion assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO and the transfer of the two vessels from GasLog to the Partnership in September 2014 were each accounted for as a reorganization of entities under common control. The annual combined and consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog. All significant intra-group transactions and balances are eliminated.

For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results.

We manage our business and analyze and report our results of operations in a single segment.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of five LNG carriers, which have charter terms expiring through 2020, were contributed to us by, or acquired from, GasLog, which controls us through its ownership of our general partner.

Our fleet consists of five LNG carriers, including three vessels with modern TFDE propulsion technology and two steam-powered vessels that operate under long-term charters with Methane Services, a subsidiary of BG Group. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

We operate our vessels under long-term charters with fixed-fee contracts that generate predictable cash flows. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

Our result of operations, cash flows and financial conditions could differ from those that would have resulted if we operated autonomously or as an entity independent of GasLog in the years for which historical financial data is presented below, and such data may not be indicative of our future operating results or financial performance.

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•

The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. For example, each of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were delivered from the shipyard during 2013, and the Methane Rita Andrea and the Methane Jane Elizabeth were acquired during 2014, and did not have any historical operations in GasLog prior to that time. In addition, pursuant to the omnibus agreement, (i) we have the option to purchase from GasLog 10 additional LNG carriers at fair market value as determined in accordance with the provisions of the omnibus agreement, and (ii) GasLog will be required to offer to us for purchase at fair market value, as determined in accordance with the omnibus agreement, any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation that GasLog owns or acquires if charters are secured with committed terms of five full years or more (including the two vessels GasLog recently agreed to acquire from Methane Services, a subsidiary of BG Group). Furthermore, we may grow through the acquisition in the future of other vessels as part of our growth strategy.

•

Our leverage and associated finance expenses have been reduced after the IPO and the follow-on equity offering and in connection with our Credit Facility. We prepaid in full the then existing outstanding balances with the proceeds of the IPO and the follow-on equity offering and in connection with the Credit Facility and the Sponsor Credit Facility; we therefore, reduced our debt outstanding and interest expense as compared to the pre-IPO amounts. For descriptions of our financing agreements, see “—Liquidity and Capital Resources—Borrowing Activities”.

•

Our future results of operations may be affected by fluctuations in currency exchange rates. All of the revenue generated from our fleet is denominated in U.S. dollars, and the majority of our expenses, including debt repayment obligations under our credit facilities and a portion of our administrative expenses, are denominated in U.S. dollars. However, a portion of the ship operating expenses, primarily crew wages of officers, and a large portion of our administrative expenses are denominated in euros. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. dollars.

•

Our historical results of operations reflect costs that are not necessarily indicative of future administrative costs. The costs for the pre-IPO period included in our historical results of operations are the actual costs of the Partnership and are not necessarily indicative of our future administrative costs or the costs that we would have incurred as a stand-alone business. Upon the completion of the IPO, we entered into an administrative services agreement with GasLog, and our operating subsidiaries amended their commercial management agreements with GasLog and their ship management agreements with GasLog LNG Services. The aggregate fees and expenses payable for services under the administrative services agreement, commercial management agreements and ship management agreements for the year ended December 31, 2014 were $1.42 million, $1.80 million and $2.63 million, respectively. As these amounts represent fees and expenses relating to our three initial vessels since the time of the IPO, and the Methane Rita Andrea and the Methane Jane Elizabeth since their acquisition from GasLog in September 2014, the fees and expenses payable pursuant to these agreements will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2014. Additionally, these fees and expenses will be payable without regard to our business, results of operations and financial condition. For a description of the administrative services agreement, commercial management agreements and ship management agreements, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”.

•

We will incur additional general and administrative expense as a publicly traded partnership. We incurred $2.62 million in additional general and administrative expenses for the year ended December 31, 2014 as a publicly traded limited partnership that we had not incurred before the IPO, including costs associated with the preparation of disclosure documents, increased legal and accounting costs, investor relations costs, as well as incremental director and officer liability insurance costs.

A. Operating Results

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•

the number and availability of our LNG carriers and the other 10 LNG carriers that will be subject to charters with committed terms of five full years or more upon delivery, and our ability to acquire any of GasLog’ s other existing or future LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation, to the extent that charters are secured on these vessels with committed terms of five full years or more;

•	our ability to maintain a good working relationship with our existing customers and our ability to increase the number of our customers through the development of new working relationships;

•	the performance of our charterers;

•	the supply and demand relationship for LNG shipping services;

•	our ability to successfully re-employ our ships at economically attractive rates;

•	the effective and efficient technical management of our ships;

•	our ability to obtain acceptable debt financing in respect of our capital commitments;

•	our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers’ requirements; and

•

economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use.

In addition to the general factors discussed above, we believe certain specific factors have impacted, or will impact, our results of operations. These factors include:

•	the hire rate earned by our ships;

•	unscheduled off-hire days;

•	the level of our ship operating expenses, including crewing costs, insurance and maintenance costs;

•	our level of debt, the related interest expense and the timing of required payments of principal;

•	mark-to-market changes in interest rate swaps and foreign currency fluctuations; and

•	the level of our general and administrative expenses, including salaries and costs of consultants.

See “Item 3. Key Information—Risk Factors” for a discussion of certain risks inherent in our business.

Principal Components of Revenues and Expenses

Revenues

Our revenues are driven primarily by the number of LNG carriers in our fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships, as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of some of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under such time charters through an annual escalation of the operating cost component of the daily hire rate. We believe these adjustment provisions can provide substantial protection against significant cost increases. See “Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters—Hire Rate Provisions” for a more detailed discussion of the hire rate provisions of our charter contracts.

Our LNG carriers are employed through time charter contracts. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured. The charter hire revenue is recognized on a straight-line basis over the term of the relevant time charter. We do not recognize revenue during days when the ship is off-hire. Advance payments under time charter contracts are classified as liabilities until such time as the criteria for recognizing the revenue are met.

Vessel Operating Costs

Vessel operating costs of our fleet consist of two components: voyage expenses and ship operating expenses. Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions. Commissions are recognized as expenses on a pro rata basis over the duration of the period of the time charter.

We are generally responsible for ship operating expenses, which include costs for crewing, insurance, repairs, modifications and maintenance, lubricants, spare parts and consumable stores and other miscellaneous expenses, as well as the associated cost of providing these items and services. However, as described above, the hire rate provisions of our time charters are intended to reflect the operating costs borne by us. The charters on three vessels in our fleet contain hire rate provisions that provide for an automatic periodic adjustment, which is designed to reduce our exposure to increases in operating costs. Ship operating expenses are recognized as expenses when incurred.

Depreciation

We depreciate the cost of our ships on the basis of two components: a vessel component and a drydocking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Furthermore, until September 30, 2014, management estimated residual value of our vessels to be 10% of the initial ship cost. Effective October 1, 2014, following management’s reassessment based on developments in the LNG scrapping market which provide more reliable data points, the residual value of each vessel is equal to the product of its lightweight tonnage, or “LWT”, and an estimated scrap rate per LWT, which represents our estimate of the market value of the ship at the end of its useful life.

We must periodically drydock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our ships are required to be drydocked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the drydocking component of the cost of the ship, which represents the estimated cost of the ship’s first drydocking based on our historical experience with similar types of ships. The drydocking component of the ship’s cost is depreciated over five years, in the case of new ships, and until the next drydocking for secondhand ships, unless the Partnership determines to drydock the ships at an earlier date.

General and Administrative Expenses

Historically, general and administrative expenses have principally consisted of travel and accommodation expenses, legal and professional expenses, consultancy services, naming ceremony expenses, commercial management fees and other advisor costs.

After the completion of the IPO, we incurred and expect to incur additional general and administrative expenses going forward as a public company, including costs associated with the preparation of disclosure documents, increased legal and accounting costs, investor relations costs, incremental director and officer liability insurance costs, as well as costs related to compliance with Sarbanes-Oxley Act and Dodd-Frank Act. We also incurred and will continue to incur personnel costs for administrative and support staff pursuant to the administrative services agreement with GasLog.

Financial Costs

We incur interest expense on the outstanding indebtedness under our credit facilities and the swap arrangements, if any, that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our credit facilities. We will incur additional interest expense and other borrowing costs in the future to the extent we incur additional debt to acquire additional ships.

Interest expense and amortization of loan issuance costs are expensed as incurred.

Financial Income

Financial income consists of interest income, which will depend on the level of our cash deposits, investments and prevailing interest rates. Interest income is recognized on an accrual basis.

Gain/(Loss) on Interest Rate Swaps

Any gain or loss derived from the fair value of the interest rate swaps at their inception, the ineffective portion of changes in the fair value of the interest rate swaps that meet hedge accounting criteria and net interest on interest rate swaps held for trading, the movement in the fair value of the interest rate swaps that have not been designated as hedges and the amortization of the cumulative unrealized loss for the interest rate swaps that hedge accounting was discontinued are presented as gain or loss on interest rate swaps.

Results of Operations

Three of our LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were delivered and immediately commenced their time charter with Methane Services, a subsidiary of BG Group, in January, March and May 2013, respectively. In addition, the Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters with Methane Services, a subsidiary of BG Group, upon their acquisition by GasLog on April 10, 2014.

Year ended December 31, 2014 compared to the year ended December 31, 2013

	Year ended December 31,
	2013	2014	Change
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	64,143	119,040	54,897
Vessel operating costs	(13,097)	(23,938)	(10,841)
Depreciation	(12,238)	(24,639)	(12,401)
General and administrative expenses	(1,525)	(5,764)	(4,239)

Profit from operations	37,283	64,699	27,416

Financial costs	(12,133)	(27,486)	(15,353)
Financial income	32	33	1
Gain/(loss) on interest rate swaps	1,036	(8,078)	(9,114)

Profit for the period	26,218	29,168	2,950

During the year ended December 31, 2014, we had an average of 4.5 vessels operating in our owned fleet having 1,627 operating days while during the year ended December 31, 2013, we had an average of 2.3 vessels operating in our owned fleet having 833 operating days.

Revenues: Revenues increased by $54.90 million or 85.59% from $64.14 million for the year ended December 31, 2013, to $119.04 million for the year ended December 31, 2014. The increase is mainly attributable to the deliveries of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth on January 28, 2013, March 25, 2013, May 30, 2013 and April 10, 2014, respectively, and the commencement of their charter party agreements.

Vessel Operating Costs: Vessel operating costs increased by $10.84 million or 82.75% from $13.10 million for the year ended December 31, 2013, to $23.94 million for the year ended December 31, 2014. The increase was mainly attributable to the increased operating days in the year ended December 31, 2014.

Depreciation: Depreciation increased by $12.4 million or 101.31% from $12.24 million for the year ended December 31, 2013, to $24.64 million for the year ended December 31, 2014. The increase is mainly attributable to the deliveries of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in various days during 2013 and the fact that depreciation charges for that period commenced from each vessel’s delivery date to December 31, 2013, compared to the year ended December 31, 2014 where the vessels were in operation for the whole period in addition to the depreciation expense of the Methane Rita Andrea and the Methane Jane Elizabeth delivered in April 2014.

General and Administrative Expenses: General and administrative expenses increased by $4.23 million or 276.47%, from $1.53 million for the year ended December 31, 2013, to $5.76 million for the year ended December 31, 2014. The increase is mainly attributable to the board of directors’ fees of $0.67 million, an increase in commercial and administrative fees of $1.97 million, a $1.04 million increase in legal and professional fees, a $0.33 million increase in managers liability insurances and an increase of $0.22 million in all other expenses.

Financial Costs: Financial costs increased by $15.36 million or 126.63%, from $12.13 million for the year ended December 31, 2013, to $27.49 million for the year ended December 31, 2014. The increase is mainly attributable to a $9.02 million write-off of the unamortized fees in connection with the repayment of the then existing debt facilities, an increase of $1.23 million in termination fees, an increase of $4.27 million in interest expense on loans and cash flow hedges and an increase of $0.84 million in all other financial costs. During the year ended December 31, 2014, we had an average of $485.63 million of outstanding indebtedness, having an aggregate weighted average interest rate of 2.98%, compared to an average of $315.5 million of outstanding indebtedness with a weighted average interest rate of 3.24% during the year ended December 31, 2013.

Gain/(Loss) on Interest Rate Swaps: Loss on interest rate swaps increased by $9.12 million, from a $1.04 million gain for the year ended December 31, 2013, to a $8.08 million loss for the year ended December 31, 2014. The increase is mainly attributable to a $3.84 million increase in loss from the mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss and an increase of $4.82 million in recycled loss of cash flow hedges reclassified to profit or loss resulting mainly from the termination of the relevant swap contracts and an increase of $0.44 million in realized loss on interest rate swaps held for trading. As of December 31, 2014, the Partnership had no interest rate swaps in effect.

Profit for the Period: Profit for the year increased by $2.95 million or 11.25% from $26.22 million for the year ended December 31, 2013, to $29.17 million for the same period in 2014, as a result of the aforementioned factors.

Year ended December 31, 2013 compared to the year ended December 31, 2012

The below table presents our operating results for the year ended December 31, 2013 and for the year ended December 31, 2012. Our three LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were delivered and immediately commenced their time charter with Methane Services, a subsidiary of BG Group, in January, March and May 2013, respectively; therefore, our results for the two years are not comparable because prior to the delivery of our vessels, we only incurred general and administrative expenses and financial costs.

	Year ended December 31,
	2012	2013	Change
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	$—	$64,143	$64,143
Vessel operating costs	—	(13,097)	(13,097)
Depreciation	—	(12,238)	(12,238)
General and administrative expenses	(30)	(1,525)	(1,495)

(Loss)/profit from operations	(30)	37,283	37,313

Financial costs	(1)	(12,133)	(12,132)
Financial income	110	32	(78)
(Loss)/gain on interest rate swaps	(940)	1,036	1,976

(Loss)/profit for the year	$(861)	$26,218	$27,079

Revenues: Revenues for the year ended December 31, 2013 amounted to $64.14 million and represent time charter hire earned by the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney from January 28, 2013, March 25, 2013 and May 30, 2013, the respective vessels’ delivery date, to December 31, 2013, which were all related to current time charters with the BG Group.

Vessel Operating Costs: Vessel operating costs for the year ended December 31, 2013 amounted to $13.10 million mainly due to the daily costs associated with running the vessels from their delivery dates until December 31, 2013.

Depreciation: Depreciation for the year ended December 31, 2013 amounted to $12.24 million and represents the depreciation charge of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney for the period from each vessel’s delivery date to December 31, 2013.

General and Administrative Expenses: General and administrative expenses increased by $1.50 million, from $0.03 million during the year ended December 31, 2012, to $1.53 million during the year ended December 31, 2013. The increase was mainly attributable to $1.24 million of commercial management services provided by GasLog, an increase of $0.20 million in naming ceremony expenses, an increase of $0.01 million in legal and professional fees for the three vessels delivered in the first half of 2013 and an increase in foreign exchange loss of $0.05 million.

Financial Costs: Financial costs for the year ended December 31, 2013 amounted to $12.13 million mainly representing interest costs on our bank financing received on delivery of our vessels and net interest paid on our interest rate swaps that are hedge accounted. Prior to the delivery of our vessels, we had no outstanding indebtedness. During the year ended December 31, 2013, we had an average of $315.51 million of outstanding indebtedness with a weighted average interest rate of 3.24% and amortization of deferred financing fees of $1.70 million.

Financial Income: Financial income decreased by 72.73%, or $0.08 million, from $0.11 million for the year ended December 31, 2012, to $0.03 million for the year ended December 31, 2013 due to the decrease in time deposits placed during the year ended December 31, 2013.

Gain/(Loss) on Interest Rate Swaps: Gain/(loss) on interest rate swaps increased by $1.98 million, from a $0.94 million loss during the year ended December 31, 2012, to a $1.04 million gain during the year ended December 31, 2013. The increase is mainly attributable to an increase of $3.88 million in unrealized gain on interest rate swaps, partially offset by the $1.90 million realized loss on interest rate swaps held for trading.

Unrealized gain on interest rate swaps, increased by $3.88 million to a $2.94 million gain during the year ended December 31, 2013, from a $0.94 million loss during the year ended December 31, 2012. The increase is mainly attributable to (i) a $3.58 million gain from the mark-to-market valuation of our two interest rate swaps for which hedge accounting was discontinued during 2013 and (ii) a loss recognized of $0.93 million in 2012, relating to a loss at inception of two interest rate swaps signed in the first half of 2012 (no interest rate swaps were entered into in 2013), partially offset by $0.65 million that was reclassified from equity to the statement of profit or loss relating to the interest rate swaps for which hedge accounting was discontinued.

(Loss)/Profit for the Year: Profit for the year ended December 31, 2013 increased by $27.08 million, from a loss of $0.86 million during the year ended December 31, 2012, to $26.22 million profit, as a result of the aforementioned factors.

Customers

We currently derive all of our revenues from one customer, Methane Services, a subsidiary of BG Group.

Seasonality

Since our vessels are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues during the year.

B. Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels and maintenance capital expenditures during drydockings), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Upon consummation of the IPO, we entered into the $30.0 million Sponsor Credit Facility. In addition, on November 12, 2014, we entered into the $450.0 Credit Facility to refinance the then existing debt facilities. We believe our current resources, including the Sponsor Credit Facility and the aforementioned refinancing are sufficient to meet our working capital requirements for our current business. Generally, our sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings. Because we expect to distribute the majority of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and other capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. We have not made use of derivative instruments other than for interest rate risk management purposes, and we expect to economically hedge all or a majority of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

As of December 31, 2014, we had $27.19 million of cash and cash equivalents of which $4.75 million was held in time deposits. Moreover, as of December 31, 2014, we had $17.7 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of December 31, 2014, we had an aggregate of $480.0 million of indebtedness outstanding under the Credit Facility and the Sponsor Credit Facility, of which $22.50 million was repayable within one year.

The Partnership currently has not hedged any part of its floating interest rate exposure.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

As of December 31, 2014, our total current assets exceeded total current liabilities by $6.92 million.

Cash Flows

Year ended December 31, 2014 compared to the year ended December 31, 2013

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2013	2014
	(in thousands of U.S. dollars)
Net cash from operating activities	$32,159	$78,276
Net cash used in investing activities	(454,263)	(334,121)
Net cash from financing activities	436,506	268,629

Net Cash from Operating Activities:

Net cash from operating activities increased by $46.12 million or 143.41%, from $32.16 million in the year ended December 31, 2013, to $78.28 million in the year ended December 31, 2014. The increase of $46.12 million is mainly attributable to an increase of $51.74 million in revenue collections and a decrease of $6.06 million in payments for general and administrative expenses, operating expenses and inventories. This increase is partially offset by an increase of $11.24 million in cash paid for interest (including the payment of $4.63 million for termination of the swap contracts related to the GasLog Shanghai, GasLog Santiago and GasLog Sydney facilities) and an increase of $0.44 million in realized losses for interest rate swaps held for trading.

Net Cash Used in Investing Activities:

Net cash used in investing activities decreased by $120.14 million or 26.45%, from $454.26 million in the year ended December 31, 2013, to $334.12 million in the year ended December 31, 2014. The decrease of $120.14 million is mainly attributable to a decrease of $134.84 million in payments for vessels. This decrease is partially offset by a net outflow of $14.7 million from short-term investments.

Net Cash from Financing Activities:

Net cash from financing activities decreased by $167.88 million or 38.46%, from $436.51 million in the year ended December 31, 2013, to $268.63 million in the year ended December 31, 2014. The decrease of $167.88 million is mainly attributable to an increase of $606.28 million in bank loan repayments and payments of loan issuance costs, a cash remittance of $183.90 million to GasLog in exchange for its contribution of net assets, the $9.80 million payment of the pre-IPO dividend and the distribution of $13.37 million distributed to the unitholders in 2014. The decrease was partially offset by the increase of $286.0 million in the amounts drawn from loan facilities, the net IPO and equity raising proceeds of $321.97 million and a net increase of $37.50 in capital contributions and advances received from shareholders.

Year ended December 31, 2013 compared to the year ended December 31, 2012

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year Ended December 31,
	2012	2013
	(in thousands of U.S. dollars)
Net cash (used in)/from operating activities	$(110)	$32,159
Net cash from/(used in) investing activities	110	(454,263)
Net cash from financing activities	—	436,506

Net Cash (Used in)/from Operating Activities:

Net cash (used in)/from operating activities increased by $32.27 million, from a $0.11 million outflow in the year ended December 31, 2012, to a $32.16 million inflow in the year ended December 31, 2013. The increase of $32.27 million was due to an increase of $70.14 million in revenue collections, partially offset by an increase of $9.22 million in cash paid for interest and an increase of $26.75 million in payments for general and administrative expenses, operating expenses and inventories and $1.9 million net interest settlement payments relating to interest rate swaps held for trading.

Net Cash from/(Used in) Investing Activities:

Net cash from/(used in) investing activities increased by $454.37 million, from a $0.11 million inflow in the year ended December 31, 2012, to a $454.26 million outflow in the year ended December 31, 2013. The increase is mainly attributable to payments of $452.79 million for the construction costs of newbuildings, a decrease of $0.08 million in interest income received and $1.50 million increase in short-term investments.

Net Cash from Financing Activities:

Net cash from financing activities increased to $436.51 million in the year ended December 31, 2013, compared to nil during the year ended December 31, 2012. The increase is mainly attributable to $411.00 million drawn from loan facilities, partially offset by an increase of $0.18 million in payment of loan issuance costs and an increase of $16.1 million in bank loan repayments. The increase was further affected by capital contributions and advances received from shareholders of $41.79 million.

Note Regarding Third Quarter Cash Flow Statement

Please see “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures” for a discussion of certain classification errors within our interim unaudited condensed combined and consolidated statement of cash flows for the nine months ended September 30, 2014. The net impact of these classification errors on the Partnership’s overall cash and cash equivalents was zero. These classification errors all related to transactions with GasLog occurring in the third quarter. The classification errors were corrected in the full year 2014 combined and consolidated statement of cash flows.

Borrowing Activities

Credit Facilities

Below is a summary of certain provisions of the Partnership’s credit facilities outstanding as of December 31, 2014:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Payment Installments Schedule
Credit Facility	Citibank, N.A., London Branch, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (publ), BNP Paribas	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd.(GasLog Santiago), GAS- five Ltd. (GasLog Sydney), GAS- sixteen Ltd. (Methane Rita Andrea), GAS- seventeen Ltd. (Methane Jane Elizabeth)	$450.0 million	LIBOR + applicable margin	2019	20 consecutive quarterly installments of $5.625 million and a balloon payment of $337.5 million together with the final quarterly payment

Sponsor Credit Facility	GasLog Ltd.	GasLog Partners LP	$30.0 million	Fixed Interest rate	2017	Revolving facility available in minimum amounts of $2.0 million which are repayable within a period of six months after the respective drawdown date, subject to automatic renewal if not repaid

Bank Credit Facility

The Credit Facility is secured as follows:

•	first priority mortgages over the vessels owned by the borrowers;

•	guarantees from us and our subsidiary GasLog Partners Holdings;

•	a pledge or a negative pledge of the share capital of the borrowers; and

•	a first priority assignment of all earnings and insurances related to the vessels owned by the borrowers.

Our Credit Facility imposes certain operating and financial restrictions on our subsidiaries, which generally limit our subsidiaries’ ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, us or any of our affiliates;

•	sell or otherwise dispose of assets, including our ships;

•	engage in merger transactions;

•	enter into, terminate or amend any charter;

•	amend our shipbuilding contracts;

•	change the manager of our ships;

•	undergo a change in ownership; or

•	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

Our Credit Facility also imposes specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

•	the aggregate amount of all unencumbered cash and cash equivalents must be no less than the higher of 3% of total indebtedness or $15 million;

•	our total indebtedness divided by our total capitalization must not exceed 60%;

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%; and

•	we are permitted to declare or pay any dividends or distributions subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

Our Credit Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy, as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration. In addition, the Credit Facility contains covenants requiring that the aggregate fair market value of the vessels securing the facility remains above 120% of the aggregate amount outstanding under the facility. In the event that the value of the vessels falls below the threshold, we could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact our liquidity. Compliance with the financial covenants is required on a semi-annual basis.

Revolving Credit Facility with GasLog

Following the IPO, we entered into a $30.0 million revolving credit facility with GasLog, to be used for general partnership purposes. The facility agreement is unsecured and provides for an availability period of 36 months and bears interest at a rate of 5% per annum, with no commitment fee for the first year. After the first year, the interest will increase to a rate of 6% per annum, with an annual 2.4% commitment fee on the undrawn balance. The Sponsor Credit Facility contains covenants that require us to, among other things:

•	notify GasLog of any event which constitutes or may constitute an event of default or which may adversely affect our ability to perform our obligations under the credit facility; and

•

provide GasLog with information in respect of our business and financial status as GasLog may reasonably require including, but not limited to, copies of our unaudited quarterly financial statements and our audited annual financial statements.

Events of default under the Sponsor Credit Facility include, among others, the following:

•	failure to pay any sum payable under the Sponsor Credit Facility when due;

•	breach of certain covenants and obligations of the Sponsor Credit Facility;

•	a material inaccuracy of any representation or warranty;

•	default under other indebtedness in excess of $10.0 million which results in the relevant creditor declaring such indebtedness prematurely due and payable;

•

a lien, arrest, distress or similar event is levied upon or against any substantial part of our assets which is not discharged or disputed in good faith within 10 business days after we become aware of such event;

•	a substantial part of our business or assets is destroyed, abandoned, seized, appropriated or forfeited for any reason;

•	bankruptcy or insolvency events;

•	suspension or cessation of our business;

•	GasLog Partners GP LLC ceasing to be our general partner; and

•	an amendment to our limited partnership agreement that, in the reasonable opinion of the lender, is adverse to its interests in connection with the Sponsor Credit Facility.

Our business is not subject to seasonal borrowing requirements.

As of December 31, 2014, the Partnership was in compliance with all covenants under its credit facilities.

Derivative Instruments and Hedging Activities

We intend to use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. In connection with the refinancing of our existing indebtedness we terminated all our derivative financial instruments and expect to economically hedge all or a majority of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

Contracted Chartered Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of December 31, 2014:

	Contracted Charter Revenues and Days from Time Charters For the years
	2015	2016	2017	2018	2019	2020	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$127.91	$132.83	$133.09	$83.11	$54.50	$6.64	$538.08
Total contracted days(1)	1,765	1,830	1,825	1,177	798	101	7,496
Total available days(5)	1,765	1,830	1,825	1,735	1,825	1,770	10,750
Total unfixed days(6)	0	0	0	558	1,027	1,669	3,254
Percentage of total contracted days/total available days	100.0%	100.0%	100.0%	67.84%	43.73%	5.71%	69.73%

(1)	Reflects time charter revenues and contracted days for the five LNG carriers in our fleet.

(2)

Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.

(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.

(4)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of December 31, 2014 for the five LNG carriers in our fleet. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see “Item 3. Key Information—Risk Factors”. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures

As of December 31, 2014, there are no commitments for capital expenditures related to our fleet. In the event we decide to exercise our options to purchase additional ships from GasLog, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our annual combined and consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting periods. The Partnership’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our principal accounting policies, see Note 2 to our annual combined and consolidated financial statements included elsewhere in this annual report.

Vessel Cost, Lives and Residual Value

When determining vessel cost, we recognize both the installment payments paid to the shipyard along with any directly attributable costs of bringing the vessels to their working condition incurred during the construction periods as vessel costs. Directly attributable costs incurred during the vessel construction periods consist of commissions, on-site supervision costs, costs for sea trials, certain spare parts and equipment, costs directly incurred for negotiating the construction contracts, lubricants and other vessel delivery expenses. Any vendor discounts are deducted from the vessel cost. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met.

The vessel cost component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the vessel less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our ships. Furthermore, until September 30, 2014, management estimated residual value of our vessels to be 10% of the initial ship cost. Effective October 1, 2014, following management’s reassessment, the residual value of each vessel is equal to the product of its LWT and an estimated scrap rate per LWT, which represents our estimate of the market value of the ship at the end of its useful life. This change in estimate increased depreciation expense by $0.04 million for the year ended December 31, 2014, and is expected to increase future annual depreciation by $0.14 million. The estimated residual value of our ships may not represent the fair market value at any one time partly because market prices of scrap values tend to fluctuate. We might revise our estimate of the residual values of our ships in the future in response to changing market conditions.

An increase in the estimated useful lives of our ships or in their residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of our ships or their residual value would have the effect of increasing the annual depreciation charge and possibly resulting in an impairment charge.

When we are faced with regulations that place significant limitations on the ability of one of our ships to trade on a worldwide basis, we adjust the ship’s useful life to end at the date such regulations become effective.

We must periodically drydock each of our ships for inspection, repairs and any modifications. At the time of delivery of a ship from the shipyard, we estimate the drydocking component of the cost of the ship, representing estimated costs to be incurred during the first drydocking at the drydock yard for a special survey and parts and supplies used in making required major repairs that meet the recognition criteria, based on our historical experience with similar types of ships.

We use judgment when estimating the period between drydockings performed, which can result in adjustments to the estimated amortization of the drydocking expense. If a ship is disposed of before its next drydocking, the remaining balance of the deferred drydock is written off and forms part of the gain or loss recognized upon disposal of ships in the period when contracted. We expect that our ships will be required to be drydocked approximately 60 months after their delivery from the shipyard and thereafter every 60 months our ships will be required to undergo special or intermediate surveys and be drydocked for major repairs and maintenance that cannot be performed while the ships are operating. We amortize our estimated drydocking expenses for the first special survey over five years, in case of new vessels, and until the next drydocking for secondhand vessels, unless management intends to drydock the vessels earlier as circumstances arise. On October 1, 2014, the Partnership decided to accelerate the amortization of the drydocking component of two of its vessels, as management is planning to drydock the vessels earlier than initially scheduled. This change in estimate increased depreciation expense by $0.15 million for the year ended December 31, 2014, and is expected to increase the depreciation expense by $0.28 million for the year ended December 31, 2015 and decrease the depreciation expense by $0.43 million for the year ended December 31, 2016.

Costs that will be capitalized as part of the future drydockings will include a variety of costs incurred directly attributable to the drydocking and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Drydocking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the drydocking period. Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our drydocking.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

Impairment of Vessels

At the end of each reporting period we perform an assessment of whether there is any indication that our vessels may be impaired by considering both internal and external sources of information as provided by IAS 36 paragraph 12. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any. Recoverable amount is the higher of fair value less costs to sell and value in use.

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2014 and December 31, 2013.

Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	Carrying values(1) (in thousands of U.S. dollars)
				December 31, 2013	December 31, 2014
GasLog Shanghai	January 2013	155,000	$189,555	$184,616	$179,327
GasLog Santiago	March 2013	155,000	189,497	185,336	180,086
GasLog Sydney	May 2013	155,000	195,884	192,579	187,166
Methane Rita Andrea(2)(*)	April 2014	145,000	156,613	—	152,367
Methane Jane Elizabeth(2)(*)	April 2014	145,000	156,613	—	152,340

Total			$888,162	$562,531	$851,286

(1)

Our vessels are stated at carrying values (see Note 2 to our combined and consolidated financial statements included elsewhere in this annual report). For the year ended December 31, 2014, no impairment was recorded.

(2)	The vessels were built in 2006.

*

Indicates vessels for which we believe, as of December 31, 2014, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $15.71 million, at December 31, 2014.

Except where indicated, the market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2014 and December 31, 2013.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, which may include:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•

vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

Because we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values can be highly volatile, so that our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

As of December 31, 2014, for the two vessels with carrying amounts higher than the estimated charter-free market value we concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, we performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying value. Our strategy is to charter our vessels under five year contracts or more, providing the Partnership with contracted stable cash flows. The significant factors and assumptions we used in our discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses, management fees estimates and the discount factor. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessels after the completion of their current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2014, (iii) historical average time charter rates, based on publications by independent third party maritime research services and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, we believe the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, we used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry. The value in use for the two vessels calculated as per above was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

Fair value of derivative financial instruments

Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.

A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current creditworthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest swap agreements at the end of each period are most significantly affected by the interest rate implied by market-observable data such as LIBOR yield curve. While the fair value of our interest swap agreements are typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest also materially impact our interest swap agreements.

The fair value of our interest swap agreements are also affected by changes in our specific credit risk included in the discount factor. Following the implementation of IFRS 13 Fair Value Measurement on January 1, 2013, the Partnership adjusts its derivative liabilities fair value to reflect its own credit risk and the counterparties’ risk. The estimate of the Partnership’s credit risk is based on the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Partnership receives from its lenders as part of the margin setting for the new loan agreements. The counterparties’ credit risk is estimated either by using the credit default swap rates obtained from public information or, if not available, by using the credit rating of the counterparties.

The LIBOR yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Note 16 to our combined and consolidated financial statements for the effects on the change in fair value of our derivative instruments on our combined and consolidated statements of profit or loss.

Classification of the Partnership Interests

The interests in the Partnership comprise common units, subordinated units, a general partner interest and incentive distribution rights. Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in our partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

In reaching a judgment as to whether the interests in the Partnership should be classified as liabilities or equity interests, the Partnership has considered the wide discretion of the board of directors to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, the Partnership’s management has concluded that the Partnership interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

JOBS Act Status

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”. We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act, which election is irrevocable.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company.

Recent Accounting Pronouncements

See Note 2 to our combined and consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses, etc.

We incur from time to time expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred.

D. Trend Information

LNG Supply

The global seaborne trade of LNG cargoes was approximately 240 million tons per annum, or “mtpa” in 2013, and based on current figures we expect the same or a slight increase for 2014. This limited potential growth came as the early start of the PNG LNG project offset production disruption in Angola. Toward the end of the year, new trains in Algeria and Australia commenced operation, though the real growth impact from the latter will begin in 2015. Looking ahead, based on the public announcements of major LNG producers, new LNG production volumes should become available in the 2015-2018 timeframe from projects in Australia, Malaysia, Indonesia and the United States. Of these countries, Australia and the United States are set to experience significant production growth and are expected to be in the top three global LNG exporters (along with Qatar) by 2020. Very large gas discoveries offshore East Africa and in Canada may drive significant future LNG exports from these regions.

LNG Demand

Volumes grew for many of the key LNG importers in 2014—Japan, China, Brazil, Singapore and Mexico all experienced growth based on full year 2014 projections. An additional number of new sources of LNG demand are expected to emerge in 2015. Pakistan, Egypt, Jordan, Poland and Uruguay are all expected to commence import operations by July. The new trade routes that emerge as result of new importers entering the market could give rise to potential shipping requirements.

LNG Chartering Activity

Approximately 218 charters of LNG vessels were fixed in 2014, compared with 140 in 2013. This significant increase in chartering activity is a positive sign for the developing LNG shipping market. Our ability to participate in any future market growth will depend on our ability to access the equity and debt markets.

Global LNG Fleet

As of December 31, 2014, the global fleet of dedicated LNG carriers stood at 405 ships. In 2014, 34 LNG carriers were delivered, and 66 orders were placed. This high level of ordering was driven in part by the significant developments in plans for new liquefaction projects, particularly in the United States. Three 1960s and 1970s built LNG carriers were reportedly sold for scrap and two were converted for use as LNG production units in 2014.

We believe that the development of new LNG supply projects and growing global demand for natural gas should support the existing order backlog for vessels and should also drive a need for more LNG carriers in the future. In addition, LNG project developers are typically large multinational oil and gas companies that have high standards for safety and reliability and a preference for modern LNG carriers with fuel-efficient ship design and propulsion, which should support our ability to obtain new charters over new or less experienced operators. However, various factors, including changes in prices and demand for LNG can materially affect the competitive dynamics that currently exist.

The statements in this “Trend Information” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risk and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—D. Risk Factors” of this annual report.

E. Off-Balance Sheet Arrangements

As of December 31, 2014, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2014 were:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations	$480,000	$22,500	$75,000	$382,500	$—
Interest on long-term debt obligations(1)	59,433	14,306	25,768	19,359	—
Amounts due to related parties(2)	2,351	2,351	—	—	—
Amounts due for management, commercial and administrative services fees(3)	1,875	1,875	—	—	—
Purchase of depot spares(4)	2,000	—	—	1,000	1,000

Total	$545,659	$41,032	$100,768	$402,859	$1,000

(1)	Our interest commitment on long-term debt is calculated based on an assumed applicable interest rate of 2.83%, which takes into account the LIBOR and applicable margin spreads in our Credit Facility.

(2)

Amounts due to related parties represent mainly payments made by GasLog LNG Services Ltd. and GasLog Ltd. to cover operating expenses, as well as amounts owed for commercial management and administrative services. See Note 13 to our combined and consolidated financial statements.

(3)

This includes the amounts due under our contractual obligations under our amended ship management agreements and our amended commercial management agreements signed with GasLog LNG Services Ltd. and GasLog Ltd., respectively, for their non-terminable periods. In addition, it includes the amounts due under the administrative services agreement for its non- terminable period. The amended ship management agreements provide for a monthly management fee of $46,000 per vessel and amended commercial management agreements provide for a fixed annual fee of $360,000 per vessel and may be terminated by either party giving three months’ notice. The administrative services agreement provides for a fixed annual fee of $588,000 per vessel and may be terminated by either party at any time giving the other party not less than three months’ written notice. The contractual obligations table includes administrative services fees for three months.

(4)

Following the acquisition of the Methane Rita Andrea and the Methane Jane Elizabeth, the Partnership, through its subsidiaries GAS-sixteen Ltd. and GAS-seventeen Ltd., is the counter guarantor for the acquisition from Methane Services of 2/6 of depot spares with an aggregate value of $6,000,000. These spares should be acquired before the end of the initial term of the related charter agreements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. With the exception of Andrew J. Orekar, we rely solely on the executive officers of GasLog or its applicable affiliate who perform executive officer services for our benefit pursuant to the administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors. The business address for each of our directors and executive officers is Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. The following directors have been determined by our board of directors to be independent under the standards of the New York Stock Exchange and the rules and regulations of the U.S. Securities and Exchange Commission: Robert B. Allardice III, Daniel Bradshaw, David P. Conner, Pamela Gibson and Donald J. Kintzer. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Curtis V. Anastasio	58	Executive Chairman of the Board of Directors
Robert B. Allardice III	68	Director
Daniel Bradshaw	68	Director
David P. Conner	66	Director
Pamela Gibson	61	Director
Donald J. Kintzer	67	Director
Peter G. Livanos	56	Director
Andrew J. Orekar	38	Chief Executive Officer
Simon Crowe	47	Chief Financial Officer
Graham Westgarth	60	Chief Operating Officer

Certain biographical information about each of these individuals is set forth below.

Curtis V. Anastasio has been the Executive Chairman of our board of directors since our inception. From the time he led the IPO in April of 2001 to his retirement on December 31, 2013, Mr. Anastasio was the president and chief executive officer of NuStar Energy L. P., a publicly traded master limited partnership based in San Antonio, Texas. Mr. Anastasio was also president and chief executive officer of NuStar GP Holdings, LLC, a position he held since the company’s IPO in 2006. NuStar GP owns general and limited partner interests and the incentive distribution rights in NuStar Energy and manages its business affairs. In addition, Mr. Anastasio serves as vice chairman of the board of Par Petroleum Corporation, a diversified energy company with natural gas reserves in Colorado, a refining and marketing business in Hawaii and, through Texadian Energy, a petroleum marketing, transportation and distribution operation. He also serves on the board of the Federal Reserve Bank of Dallas. Mr. Anastasio received a Juris Doctorate degree from Harvard Law School in 1981 and a Bachelor of Arts degree, Magna cum Laude, from Cornell University in 1978.

Robert B. Allardice III has been a member of our board of directors since October 2014. Mr. Allardice has had a long career in the financial services industry, having worked for Morgan Stanley in a number of roles for 16 years as well as for a number of years with Smith Barney and Deutsche Bank Americas Holding Corp. Mr. Allardice currently serves as a director, and chairman of the audit committee, of a number of companies, including Hartford Financial Group, Ellington Housing Inc. and Ellington Residential Mortgage REIT. Mr. Allardice received a Bachelor of Arts with Honors from Yale University in 1968 and an M.B.A. from Harvard Business School in 1974.

Daniel Bradshaw has been a director since the closing of our IPO. Since 1978, Mr. Bradshaw has worked at the law firm of Johnson Stokes & Master, now Mayer Brown JSM, in Hong Kong, from 1983 to 2003 as a partner and since 2003 as a senior consultant. From 2003 until 2008 Mr. Bradshaw was a member of the Hong Kong Maritime Industry Council. Mr. Bradshaw was vice-chairman of the Hong Kong Shipowners’ Association from 1993 to 2001 and a member of the Hong Kong Port and Maritime Board from 1998 to 2003. In addition, Mr. Bradshaw is an independent non executive director of Pacific Basin Shipping Company Limited, an independent non executive director of IRC Limited, an affiliate of Petropavlovsk PLC, a non executive director of Euronav NV, and a director of Greenship Offshore Manager Ptd. Ltd, a company in the Bourbon group owning and demise chartering supply vessels. Mr. Bradshaw received a Master of Laws degree from the Victoria University of Wellington in 1971.

David P. Conner has been a member of our board of directors since October 2014. Mr. Conner has a long history in the banking industry, most recently as Chief Executive Officer of OCBC Bank Ltd. in Singapore from 2002 to 2012. Prior to OCBC, Mr. Conner worked for Citibank for 26 years in a number of locations including New York, Tokyo, Singapore, Mumbai and Melbourne. Until recently, Mr. Conner served as a director on the board of OCBC Bank Ltd., where he also sat on the executive committee and risk management committee. Mr. Conner received a Bachelor of Arts degree from Washington University in St. Louis in 1974 and an M.B.A. from Columbia University Business School in 1976.

Pamela Gibson has been a director since the closing of our IPO. Since 1984, Ms. Gibson has worked at the law firm of Shearman & Sterling LLP, from 1990 as a partner and since 2005 as of counsel, advising non-U.S. global companies on capital markets transactions, governance, compliance and other corporate strategic matters with a focus on the oil and gas; metals and mining; and telecom and technology sectors. Ms. Gibson was the managing partner of both the Toronto (1990 to 1995) and London (1995 to 2002) offices and the head of the European and Asian Capital Markets Group (2002 to 2004) at Shearman & Sterling LLP. In addition, Ms. Gibson is an independent non-executive director of Eldorado Gold Corporation. Ms. Gibson received a Bachelor of Arts degree, with distinction, from York University in 1974, a Bachelor of Laws degree from Osgoode Hall Law School in 1977 and a Master of Laws degree from New York University in 1984. From 1978 to 1979, Ms. Gibson served as a law clerk to the Honorable Justice Howland, Chief Justice of the Ontario Court of Appeal.

Donald J. Kintzer has been a director since the closing of our IPO. Since 2008, Mr. Kintzer has been a business advisor and executive mentor (including an association with Korora Partners Inc.). He is a retired partner with PricewaterhouseCoopers LLP, or “PwC”, having retired in 2008 after an association of over 31 years. He was admitted to the partnership in 1988 and served in various roles and locations during his career. From 2005 to 2008, he was the leader (managing partner) of PwC’s West Region (US) Advisory practice and a member of PwC’s national (US) leadership team. Mr. Kintzer is a member of the board of directors of California Bank of Commerce and a member of the board of governors of Lawrence Livermore National Security, LLC and Los Alamos National Security, LLC. He is also a member of the board of directors of GasLog Ltd. He is a certified public accountant (inactive) and a member of the American Institute of Certified Public Accountants and the California Society of CPAs. Mr. Kintzer received an A.B. from Lafayette College and an M.B.A. from Pennsylvania State University. Prior to graduate school, Mr. Kintzer served as an officer in the United States Air Force.

Peter G. Livanos has been a director since the closing of our IPO. Mr. Livanos is the Chairman of GasLog and a member of GasLog’s board of directors. Mr. Livanos founded our affiliate GasLog LNG Services in 2001. He has served as the Chairman since GasLog was incorporated in July 2003 and he held the role of Chief Executive Officer from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos is the chairman of the board of directors of Euronav NV, an independent owner and operator of oil tankers. Mr. Livanos is a graduate of Columbia University. He is the first cousin of Philip Radziwill, GasLog’s Vice Chairman and a member of GasLog’s board of directors.

Andrew J. Orekar has served as our Chief Executive Officer since the closing of our IPO. Prior to joining the Partnership, Mr. Orekar served as Managing Director at Goldman, Sachs & Co., where he advised global natural resources and energy companies on mergers and acquisitions, corporate finance and capital markets transactions. Mr. Orekar joined Goldman Sachs in 1998 and held positions of increasing responsibility within the Investment Banking Division during his 15-year career. He was appointed Managing Director and global head of chemicals investment banking in 2009. Mr. Orekar received B.S. (Wharton School, Finance) and B.A. (English) degrees from the University of Pennsylvania.

Simon Crowe has served as our Chief Financial Officer since our inception. He has also served as chief financial officer of GasLog since April 2013. From 2009 until 2012, Mr. Crowe was chief financial officer of Subsea 7, an engineering, construction and services contractor to the offshore energy industry. Subsea 7 is a global business, listed on the Norwegian Stock Exchange that employs 12,000 people and operates in over 15 countries. Prior to 2009, Mr. Crowe worked for Transocean Ltd., the world’s largest offshore drilling contractor, most recently as vice president, strategy and planning, and prior to that as Finance Director for Transocean Ltd.’s Europe and Africa operations. Mr. Crowe is a member of the Chartered Institute of Management Accountants. Mr. Crowe holds a degree in physics from the University of Liverpool.

Graham Westgarth has served as our Chief Operating Officer since our inception. He was appointed chief executive vice president, operations and strategy, of GasLog in January 2013 and promoted to chief operating officer in June 2013. From 1999 through 2012, Mr. Westgarth was a member of the Senior Leadership team of Teekay Shipping, most recently serving as executive vice president of innovation, technology and projects of Teekay Shipping, which included commercial and operational responsibility for a number of floating storage and offloading vessels. From 2001 to 2010, Mr. Westgarth served as president of Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also served as chief executive officer of Teekay Petrojarl following its acquisition by Teekay Corporation. From 1987 to 1999, Mr. Westgarth was employed by Maersk Company Limited, the last five years of which he served as General Manager of the Maersk UK flag fleet. Mr. Westgarth is the current chairman of INTERTANKO, an industry organization, which represents 80% of the world’s independent tanker owners and operators. He is an ex-Master Mariner and graduate of the Columbia University Senior Executive Development Program.

Board Leadership Structure

Our board leadership structure consists of our Executive Chairman and the chairmen of our board committees. Our operational management is headed by our Chief Executive Officer, or “CEO”. Mr. Orekar, as CEO, is responsible for the day-to-day operations of the Partnership, which includes decisions relating to the Partnership’s general management and control of its affairs and business and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Executive Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to unitholders.

B. Compensation of Directors and Senior Management

Reimbursement of Expenses of Our General Partner

Our general partner does not receive compensation from us for any services it provides on our behalf, although it is entitled to reimbursement for expenses incurred on our behalf. In addition, our operating subsidiaries reimburse GasLog LNG Services for expenses incurred pursuant to the amended ship management agreements that our operating subsidiaries are party to with GasLog LNG Services. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

Executive Compensation

The Partnership has entered into an employment agreement with Curtis V. Anastasio, the Executive Chairman of our board of directors. A subsidiary of GasLog has entered into an employment agreement with Andrew J. Orekar, our Chief Executive Officer. Each agreement provides for an annual cash incentive bonus based in part on performance relative to pre-established targets. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. For the year ended December 31, 2014, the amount of compensation we paid to our executive officers, including annual and long-term cash incentive compensation that was paid to such officers, as well as aggregate fees for administrative services provided under the administrative services agreement, totaled $3.67 million. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”. Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our general partner may participate in employee benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Non-management directors each receive a director fee of $120,000 per year. Members of the audit and conflicts committees each receive a committee fee of between $25,000 and $50,000 per year. Pursuant to the administrative services agreement, we pay directly to GasLog the director fees for any appointed directors who are also directors of GasLog. Our Executive Chairman receives director fees totaling $250,000. Each director may elect that all or a portion of the above fees will be paid in units rather than cash. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

We did not set aside or accrue any amounts in the year ended December 31, 2014 to provide pension, retirement or similar benefits to our directors or executive officers.

Equity Compensation Plan

In January 2015, our board of directors approved the GasLog Partners LP 2015 Long-Term Incentive Plan (the “Plan”). The purpose of the Plan is to promote the interests of the Partnership and its unitholders by attracting and retaining exceptional directors, officers, employees and consultants and enabling such individuals to participate in the long-term growth and financial success of the Partnership.

The Plan provides for the grant of options to purchase our common units, common unit appreciation rights, restricted common units, “phantom” common units, cash incentive awards and other equity-based or equity-related awards. We have reserved for issuance a total of 241,447 common units under the Plan (equal to approximately 1.7% of the 14,322,358 common units outstanding as of December 31, 2014), subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by our board of directors, or such committee of our board of directors as may be designated by our board of directors to administer the Plan.

We did not grant any awards under the Plan during the year ended December 31, 2014.

C. Board Practices

In accordance with our partnership agreement, our general partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our general partner, GasLog Partners GP LLC, is wholly owned by GasLog. Our executive officers, all of whom are employed by GasLog or its applicable affiliate, manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors.

Our board of directors consists of seven members, Curtis V. Anastasio, Robert B. Allardice III, Daniel Bradshaw, David P. Conner, Pamela Gibson, Donald J. Kintzer and Peter G. Livanos, each appointed by our general partner. Beginning with our first annual meeting of unitholders, which will be held in 2015, our board of directors will consist of seven members, four of whom will be appointed by our general partner in its sole discretion and three of whom will be elected by our common unitholders. We expect that following our first annual meeting in 2015, each of the elected directors and at least one of the appointed directors will meet the independence standards established by the NYSE, and that, at a minimum, two of the elected directors will also qualify as independent of GasLog under our partnership agreement so as to be eligible for membership on our conflicts committee. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Directors elected by our common unitholders will be divided into classes serving staggered three-year terms. Three of the directors initially appointed by our general partner will serve until our annual meeting in 2015, at which time three directors will be elected by our common unitholders. The three directors who will be elected by our common unitholders at the 2015 annual meeting will each be designated as a Class I, Class II or Class III elected directors and will serve until our annual meeting of unitholders in 2016, 2017 and 2018, respectively. Following the exercise by our general partner of its right to transfer the power to elect a majority of our directors to the common unitholders, Class III will have two directors. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

If our general partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional director will thereafter be elected by our common unitholders. That director would be added to the class that does not at such time have a director. Our general partner may exercise this right in order to permit us to claim, or continue to claim, an exemption from U.S. federal income tax under Section 883 of the Code. See “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership”.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This limitation will support our claim of an exemption from U.S. federal income tax under Section 883 of the Code in the event our general partner transfers the power to elect one director to the common unitholders.

Committees of the Board of Directors

Audit Committee

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Robert B. Allardice III, Daniel Bradshaw, David P. Conner, Pamela Gibson and Donald J. Kintzer, with Donald J. Kintzer serving as the chair of the audit committee. Our board of directors has determined that each of Robert B. Allardice III, Daniel Bradshaw, David P. Conner, Daniel Bradshaw, Pamela Gibson and Donald J. Kintzer satisfies the independence standards established by the NYSE, and that Donald J. Kintzer and Robert B. Allardice III each qualify as an “audit committee financial expert” for purposes of SEC rules and regulations.

Conflicts Committee

We also have a conflicts committee that is available at the board of directors’ discretion to review specific matters that the board of directors believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee must meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and may not be any of the following: (a) officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the general partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan, equity compensation plan or similar plan of the Partnership or its subsidiaries). Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our conflicts committee is comprised of Robert B. Allardice III, Daniel Bradshaw, David P. Conner and Pamela Gibson, with Daniel Bradshaw serving as chair of the conflicts committee. For additional information about the conflicts committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors—Conflicts Committee”.

Employees of affiliates of GasLog provide services to us under the administrative services agreement. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”.

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of GasLog or its affiliates. Our officers and such other individuals providing services to us or our subsidiaries intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Whenever our general partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our general partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and our general partner is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in a resetting of the target distribution levels related to its incentive distribution rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or the incentive distribution rights it owns or votes upon the dissolution of the partnership. Actions of our general partner, which are made in its individual capacity, will be made by GasLog as sole member of our general partner.

Corporate Governance

The board of directors and our Partnership’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership.

This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogmlp.com. We will also provide a paper copy of any of these documents upon the written request of a unitholder at no cost. Unitholders may direct their requests to the attention of our General Counsel, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Exemptions from NYSE Corporate Governance Rules

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain of the NYSE corporate governance requirements that would otherwise be applicable to us. The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, the NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, our board of directors is not required to be comprised of a majority of independent directors.

The NYSE rules do not require foreign private issuers or limited partnerships like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. Accordingly, we do not have a compensation committee or a nominating/corporate governance committee.

D. Employees

Other than our Executive Chairman, we do not directly employ any on-shore employees or seagoing employees. As of December 31, 2014, GasLog employed (directly and through ship managers) approximately 1,130 seafaring staff who serve on its owned and managed vessels (including our fleet). GasLog and its affiliates may employ additional seagoing staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and crew with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing personnel as a top priority, and GasLog offers its crew competitive compensation packages. In addition, GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. As a result, GasLog has historically enjoyed a high retention rate among its officers and other seafarers. In 2014, GasLog’s retention rate was 92.0% for senior officers, 95.0% for other officers and 97.9% for shore staff.

Although GasLog has historically experienced a high retention rate for its seafarers, the demand for technically skilled officers and crews to serve on LNG carriers has been increasing as the global fleet of LNG carriers continues to grow. This increased demand has and may continue to put inflationary pressure on crew costs. However, we and GasLog expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including automatic periodic adjustment provisions and cost review provisions.

In addition, the services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”.

E. Share Ownership

The common units beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders” below. For information regarding arrangements for involving the employees in the capital of the company, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management”.

ITEM 7. MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Unitholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common units as of February 16, 2015 held by:

•	each of our executive officers;

•	each of our directors;

•	all our directors and officers as a group; and

•	each holder known to us to beneficially own 5% or more of our units;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 14,322,358 common units outstanding as of February 16, 2015. Each issued and outstanding common unit entitles the unitholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all unitholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
	Number	Percent	Number	Percent
Directors and officers
Curtis V. Anastasio	*	*	—	—%	*	%
Robert B. Allardice III	*	*	—	—%	*	%
Daniel Bradshaw	—	—	—	—%	—%
David P. Conner	*	*	—	—%	*	%
Pamela Gibson	*	*	—	—%	*	%
Donald J. Kintzer	*	*	—	—%	*	%
Peter G. Livanos	154,282	1.08%	—	—%	*	%
Andrew J. Orekar	*	*	—	—%	*	%
Simon Crowe	*	*	—	—%	*	%
Graham Westgarth	*	*	—	—%	*	%
All directors and officers as a group	273,031	1.91%	—	—%	1.13%
Other 5% beneficial owners
GasLog Ltd.(1)	162,358	0.66%	9,822,358	100%	41.35%
Basic Management Company Inc.(2)	2,380,952	16.62%	—	—%	9.86%
Goldman Sachs Asset Management(3)	1,587,990	11.09%	—	—%	6.58%
OppenheimerFunds, Inc.(4)	1,375,791	9.61%	—	—%	5.70%

(1)

GasLog Ltd. is effectively controlled by its chairman, Peter G. Livanos, who is deemed to beneficially own, directly or indirectly, 39.4% of the issued and outstanding common shares of GasLog Ltd. through his ownership of Ceres Shipping. Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of GasLog Ltd.

(2)

Based on information contained in the Schedule 13D that was filed with the SEC on May 22, 2014, as amended by Amendment No. 1 filed on September 30, 2014, by Basic Management Company Inc., or “Basic Management”, and John Stanislas Albert Radziwill, Mr. Radziwill beneficially owns 100% of the outstanding equity of Basic Management. John Stanislas Albert Radziwill is the father of GasLog’s Vice Chairman, Philip Radziwill, and the uncle of our director Peter G. Livanos, who is also Chairman of GasLog.

(3)

Based on information contained in the Schedule 13G filed with the SEC on February, 13, 2015. Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC have shared voting and dispositive power over the common units.

(4)

Based on information contained in the Schedule 13G filed with the SEC on January 26, 2015. OppenheimerFunds, Inc. has shared voting and dispositive power over 1,375,791 common units. Oppenheimer SteelPath MLP Select 440 Fund has shared voting and dispositive power over 1,036,378 common units.

*	Less than 1%.

In May 2014, the Partnership completed its IPO and our common units began trading on the NYSE. In connection with the IPO, we issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. In September 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units. In connection with the September 2014 offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more than 4.9% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

As a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. See “Item 6. Directors, Senior Management and Employees—C. Board Practices”. At the end of the subordination period, assuming no additional issuances of common units, GasLog will own 41.35% of our common units.

As of February 13, 2015, we had one common unitholder of record located in the United States, CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 14,160,000 common units, representing 98.87% of our outstanding common units and a 57.47% ownership interest in us. We believe that the shares held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners.

B. Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. The related party transactions that we have entered into or were party to during the year ended December 31, 2014 are discussed below.

Omnibus Agreement

On May 12, 2014, we entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition; Five-Year Vessel Restricted Business Opportunities

Under the omnibus agreement, GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more. For purposes of this section, we refer to these vessels, together with any related charters, as “Five-Year Vessels” and to all other LNG carriers, together with any related charters, as “Non-Five-Year Vessels”. In the event that GasLog acquires, operates or puts under charter a Five-Year Vessel, then GasLog will be required, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter, to notify us and offer us the opportunity to purchase such Five-Year Vessel at fair market value. The restrictions in this paragraph will not prevent GasLog or any of its controlled affiliates (other than us and our subsidiaries) from:

(1)	acquiring, owning, operating or chartering Non-Five-Year Vessels;

(2)

acquiring one or more Five-Year Vessels if GasLog promptly offers to sell the vessel to us for the acquisition price plus any administrative costs (including re-flagging and reasonable legal costs) associated with the transfer to us at the time of the acquisition;

(3)

putting a Non-Five-Year Vessel under charter for five full years or more if GasLog offers to sell the vessel to us for fair market value (x) promptly after the time it becomes a Five-Year Vessel and (y) at each renewal or extension of that charter for five full years or more;

(4)

acquiring one or more Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)

if less than a majority of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by GasLog’s board of directors, GasLog must offer to sell such vessels to us for their fair market value plus any additional tax or other similar costs that GasLog incurs in connection with the acquisition and the transfer of such vessels to us separate from the acquired business; and

(b)

if a majority or more of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by GasLog’s board of directors, GasLog must notify us of the proposed acquisition in advance. Not later than 30 days following receipt of such notice, we will notify GasLog if we wish to acquire such vessels in cooperation and simultaneously with GasLog acquiring the Non-Five-Year Vessels. If we do not notify GasLog of our intent to pursue the acquisition within 30 days, GasLog may proceed with the acquisition and then offer to sell such vessels to us as provided in (a) above;

(5)	acquiring a non-controlling equity ownership, voting or profit participation interest in any company, business or pool of assets;

(6)	acquiring, owning, operating or chartering any Five-Year Vessel if we do not fulfill our obligation to purchase such vessel in accordance with the terms of any existing or future agreement;

(7)

acquiring, owning, operating or chartering a Five-Year Vessel subject to the offers to us described in paragraphs (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(8)	providing ship management services relating to any vessel;

(9)	owning or operating any Five-Year Vessel that GasLog owned on the closing date of the IPO and that was not part of our fleet as of such date; or

(10)	acquiring, owning, operating or chartering a Five-Year Vessel if we have previously advised GasLog that we consent to such acquisition, ownership, operation or charter.

If GasLog or any of its controlled affiliates (other than us, our general partner or our subsidiaries) acquires, owns, operates or charters Five-Year Vessels pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions. However, such Five-Year Vessels could eventually compete with our vessels upon their re-chartering.

In addition, under the omnibus agreement we have agreed, and have caused our subsidiaries to agree, to acquire, own, operate or charter Five-Year Vessels only. The restrictions in this paragraph will not:

(1)	prevent us or any of our subsidiaries from owning, operating or chartering any Non-Five-Year Vessel that was previously a Five-Year Vessel while owned by us or any of our subsidiaries;

(2)

prevent us or any of our subsidiaries from acquiring Non-Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)

if less than a majority of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must offer to sell such vessels to GasLog for their fair market value plus any additional tax or other similar costs that we incur in connection with the acquisition and the transfer of such vessels to GasLog separate from the acquired business; and

(b)

if a majority or more of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must notify GasLog of the proposed acquisition in advance. Not later than 30 days following receipt of such notice, GasLog must notify us if it wishes to acquire the Non-Five-Year Vessels in cooperation and simultaneously with us acquiring the Five-Year Vessels. If GasLog does not notify us of its intent to pursue the acquisition within 30 days, we may proceed with the acquisition and then offer to sell such vessels to GasLog as provided in (a) above;

(3)

prevent us or any of our subsidiaries from acquiring, owning, operating or chartering any Non-Five-Year Vessels subject to the offer to GasLog described in paragraph (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(4)

prevent us or any of our subsidiaries from acquiring, owning, operating or chartering Non-Five-Year Vessels if GasLog has previously advised us that it consents to such acquisition, ownership, operation or charter.

If we or any of our subsidiaries acquires, owns, operates or charters Non-Five-Year Vessels pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

During the 30-day period after GasLog’s notice and offer of an opportunity to purchase a Five-Year Vessel, we and GasLog will negotiate in good faith to reach an agreement on the fair market value (and any applicable break-up costs) of the relevant vessel. If we do not reach an agreement within such 30-day period, a mutually-agreed upon investment banking firm, ship broker or other expert advisor will be engaged to determine the fair market value (and any applicable break-up costs) of the relevant vessel and other outstanding terms, and we will have the option, but not the obligation, to purchase the relevant vessel on such terms. Our ability to consummate the acquisition of such Five-Year Vessel from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing with respect to such Five-Year Vessel. See “Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or a financing agreement”. Under the omnibus agreement, GasLog will indemnify the Partnership against losses arising from the failure to obtain any consent or governmental permit necessary to own or operate the fleet in substantially the same manner that the vessels were owned and operated by GasLog immediately prior to the Partnership’s acquisition of such vessels. See “—Indemnification”.

Upon a change of control of us or our general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of GasLog, the noncompetition provisions of the omnibus agreement applicable to GasLog will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the noncompetition provisions applicable to GasLog shall terminate immediately.

LNG Carrier Purchase Options

Under the omnibus agreement, we have the right to purchase any of the GasLog Seattle, the Solaris, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria and Hull Nos. 2072, 2073, 2102 and 2103 from GasLog within

36 months after GasLog notifies our board of directors of their acceptances by their charterer (or, in the case of the GasLog Seattle, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria, 36 months after the closing of the IPO, which occurred on May 12, 2014) at fair market value as determined in accordance with the provisions of the omnibus agreement. If we and GasLog are unable to agree upon the fair market value of any of these optional vessels, the respective fair market values will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and we will have the right, but not the obligation, to purchase the vessel at such price. Our ability to consummate the acquisition of such vessels from GasLog will be subject to obtaining any consents of governmental authorities and other non- affiliated third parties and to all agreements existing as of the closing date in respect of such vessels. See “Item 3—Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or a financing agreement”.

On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the LNG carrier purchase options shall terminate immediately.

Rights of First Offer

Under the omnibus agreement, we and our subsidiaries have granted to GasLog a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels or Non-Five-Year Vessels owned by us. Under the omnibus agreement, GasLog has agreed (and has caused its subsidiaries to agree) to grant a similar right of first offer to us for any Five-Year Vessels they might own. These rights of first offer will not apply to a (1) sale, transfer or other disposition of vessels between any affiliated subsidiaries or pursuant to the terms of any current or future charter or other agreement with a charter party or (2) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Five-Year Vessel with a unaffiliated third party or any Non-Five-Year Vessel, we or GasLog, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and GasLog, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or GasLog, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or GasLog, as the case may be, than those offered pursuant to the written notice. Our ability to consummate the acquisition of such Five-Year Vessel from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing in respect of such Five-Year Vessel. See “Item 3—Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining lenders’ or charterers’ consents that are necessary to acquire vessels with an existing charter or a financing agreement”.

Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of GasLog, the right of first offer provisions applicable to GasLog under the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the provisions related to the rights of first offer granted to us by GasLog shall terminate immediately.

For purposes of the omnibus agreement, a “change of control” means, with respect to any “applicable person”, any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the applicable person’s assets to any other person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the applicable person; (b) the consolidation or merger of the applicable person with or into another person pursuant to a transaction in which the outstanding voting securities of the applicable person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding voting securities of the applicable person are changed into or exchanged for voting securities of the surviving person or its parent and (ii) the holders of the voting securities of the applicable person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding voting securities of the surviving person or its parent immediately after such transaction; and (c) a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Securities Exchange Act of 1934, or the “Exchange Act”), other than GasLog or its affiliates with respect to the general partner, being or becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of all of the then outstanding voting securities of the applicable person, except in a merger or consolidation which would not constitute a change of control under clause (b) above.

Indemnification

Under the omnibus agreement, GasLog will indemnify us after the closing of the IPO for a period of five years (and GasLog will indemnify us for a period of at least three years after our purchase of any vessels subject to purchase options, if applicable) against certain environmental and toxic tort liabilities with respect to the vessels that are contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after the closing of the IPO are excluded from the environmental indemnity. There is an aggregate cap of $5 million on the amount of indemnity coverage provided by GasLog for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case GasLog is liable for claims only to the extent such aggregate amount exceeds $500,000.

GasLog will also indemnify us for liabilities related to:

•

certain defects in title to the fleet and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of the IPO; and

•	certain tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Administrative Services Agreement

On May 12, 2014, we entered into an administrative services agreement with GasLog, pursuant to which GasLog provides certain management and administrative services to us. The services provided under the administrative services agreements are required to be provided in a diligent manner, as we may reasonably direct.

The administrative services agreement will continue indefinitely until terminated by us upon 90 days’ notice for any reason in the sole discretion of our board of directors. In addition, the administrative services agreement may be terminated by GasLog upon 90 days’ notice if:

•	there is a change of control of us or our general partner;

•	a receiver is appointed for all or substantially all of our property;

•	an order is made to wind up our partnership;

•	a final judgment or order that materially and adversely affects our ability to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

•	we make a general assignment for the benefit of our creditors, file a petition in bankruptcy or liquidation or commence any reorganization proceedings.

Under the administrative services agreement, certain officers of GasLog provide executive officer functions for our benefit. These officers are responsible for our day-to-day management subject to the direction of our board of directors. The services provided by Andrew Orekar, our Chief Executive Officer, are provided under the administrative services agreement pursuant to an employment agreement that he has entered into with a subsidiary of GasLog. Our board of directors has the ability to terminate the arrangement with GasLog regarding the provision of executive officer services to us at any time in its sole discretion.

The administrative services provided by GasLog include:

•

bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•

administrative and clerical services: assistance with personnel administration, payroll and office space, arranging meetings for our common unitholders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•

banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders; and

•	assistance with the integration of any acquired businesses.

GasLog receives a service fee in U.S. dollars of $0.6 million per vessel per year in connection with providing services under the administrative services agreement. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month. The aggregate fees and expenses for services under the administrative services agreement for the year ended December 31, 2014 was $1.42 million, which related to our three initial vessels since the time of the IPO, and the Methane Rita Andrea and the Methane Jane Elizabeth since their acquisition from GasLog in September 2014.

Under the administrative services agreement, we will indemnify GasLog against all actions which may be brought against it as a result of its performance of the administrative services including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses to the extent that they are caused by or due to the fraud, gross negligence or willful misconduct of GasLog or its officers, employees and agents.

Ship Management Agreements

Each vessel in our fleet has entered into a ship management agreement with GasLog LNG Services that was amended upon completion of the IPO, pursuant to which certain crew and technical services are provided by GasLog LNG Services. Under these ship management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the manager as described below.

Management services. Each amended ship management agreement requires that GasLog LNG Services and its subcontractors use their best endeavors to perform, among others, the following management services:

•

the provision of suitably and adequately qualified crew for the vessel in accordance with the requirements of the owner and the attendance to all matters pertaining to training, labor relations, insurance and amenities of the crew;

•

the provision of operational and technical management, including arrangement and supervision of drydockings, repairs, alterations and the upkeep of the vessel, arrangement for the victualling and storing of the vessels, appointment of surveyors and technical consultants and development, implementation and maintenance of a Safety Management System in accordance with the ISM Code;

•	the provision of applicable documentation of compliance and safety management certificates;

•

the provision of an accounting system that meets the requirements of the owner, regular accounting services and regular reports and records, and the maintenance of records of costs and expenditures incurred, as well as data necessary or proper for the settlement of accounts between the parties;

•	the procurement of all stores, spares, equipment, provisions, oils, fuels and any other goods, material or services to be supplied to the vessel;

•	the handling and settlement of claims relating to the vessel, including any claims involving the charterers;

•	the navigation of the vessel, handling of all necessary communication, and management of cargo operations of the vessel; and

•	the arrangement, maintenance and preparation for suitable moorings for vessels for lay-up.

Management fee. Pursuant to the amended ship management agreements, the vessel-owning subsidiaries, as owners, will pay a management fee of $46,000 per month to GasLog LNG Services, as manager, and will reimburse GasLog LNG Services for all expenses incurred on their behalf. The aggregate fees and expenses for services under these management agreements for the year ended December 31, 2014 were $2.63 million, which related to our three initial vessels since the time of the IPO, and the Methane Rita Andrea and the Methane Jane Elizabeth since their acquisition from GasLog in September 2014.

The management fee is subject to an annual adjustment. The adjustment will be agreed to between the parties in good faith on the basis of general inflation and proof of increases in actual costs incurred by GasLog LNG Services, as manager. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable ship management agreement.

Term. Each ship management agreement continues indefinitely until terminated by either party as described below.

Automatic termination and termination by either party. Each ship management agreement will be deemed to be terminated if:

•	the vessel is sold, becomes a total loss, declared as a constructive, compromised or arranged total loss or is requisitioned for hire; or

•

an order is made or a resolution is passed for the winding up, dissolution, liquidation or bankruptcy of the other party (otherwise than for the purpose of a solvent reconstruction or amalgamation), a receiver or similar officer is appointed or the other party suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

Termination by the manager. Under each ship management agreement, the manager may terminate the ship management agreement with immediate effect by written notice if:

•	any money payable to the manager pursuant to the agreement has not been paid within 30 days of payment having been requested in writing by the manager;

•

the owner fails to cease employment of the vessel in an unlawful trade or on a voyage, which in the reasonable opinion of the manager, is unduly hazardous, within a reasonable time after receiving notice from the manager;

•	the relevant ship management agreement or any of the owner’s rights or obligations are assigned to any person or entity without the manager’s prior written agreement or approval; or

•

the owner elects to provide officers and, for any reason within their control, fails to (i) procure officers and ratings complying with the requirements of STCW 95 or (ii) instruct such officers and ratings to obey all reasonable orders of the managers in connection with the operating of the managers’ safety management system.

Termination by the owner. Under each ship management agreement, the owner may terminate the applicable agreement by giving 90 days’ written notice in the event that the manager, in the reasonable opinion of the owner, fails to manage the vessel in accordance with first class LNG ship management practice. The owner may also terminate the applicable agreement by giving 90 days’ notice if the manager fails to meet any material obligation of the ship management agreement or fails to meet any obligation under the ship management agreement that has a material adverse effect upon the owner, if such default is not capable of being remedied or the manager fails to remedy the default within a reasonable time to the satisfaction of the owner. Notwithstanding the foregoing, the owner may terminate the ship management agreement at any time for any reason by giving the manager not less than three months’ written notice.

Additional fees and provisions. Under each ship management agreement, the manager and its employees, agents and subcontractors will be indemnified by the owner against all actions that may be brought against them or incurred or suffered by them arising out of or in connection with their performance under such agreement; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of the manager or its employees, agents and subcontractors.

Commercial Management Agreements

Our operating subsidiaries have entered into commercial management agreements with GasLog that were amended upon completion of the IPO, pursuant to which GasLog provides certain commercial management services to us. The annual commercial management fee is $540,000 for each vessel payable quarterly in advance. The aggregate fees and expenses under these commercial management agreements for the year ended December 31, 2014 were $1.80 million, which related to our three initial vessels since the time of the IPO, and the Methane Rita Andrea and the Methane Jane Elizabeth since their acquisition from GasLog in September 2014.

The amended commercial management agreements require that GasLog use their best endeavors to perform, among others, the following management services:

•

the commercial operations, including providing chartering services in accordance with the vessel owners’ instructions (including seeking and negotiating employment for the vessels and the execution of charter parties or other contracts relating to the employment of the vessels), arranging payment to the owner’s account of all hire and/or freight revenues, calculating hire, freight and other money due from or to the charterer, issuing voyage instructions, appointing agents and surveyors and arranging surveys associated with the commercial operations;

•	the administration of invoicing and collection of hire payables; and

•	the assessment of the market on specific issues and provision of such consultancy services as the owners may from time to time require.

Contribution Agreement

On May 12, 2014, we entered into a contribution agreement with GasLog and certain of its subsidiaries that effected certain formation transactions in connection with our IPO, including the transfer of the ownership interests in our initial fleet, and the use of the net proceeds of the IPO.

Revolving Credit Facility with GasLog

On May 12, 2014, we entered into a $30.0 million revolving credit facility with GasLog to be used for general partnership purposes. The Sponsor Credit Facility is unsecured and provides for an availability period of 36 months, and bears interest at a rate of 5% per annum, with no commitment fee for the first year. After the first year, the interest will increase to a rate of 6% per annum, with an annual 2.4% commitment fee on the undrawn balance. The balance outstanding as of December 31, 2014 was $30.0 million. For a more detailed description of this credit facility, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Revolving Credit Facility with GasLog”.

Indemnification Agreements

We have entered into indemnification agreements with our directors and officers which provide, among other things, that we will indemnify our directors and officers, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines, settlements and fees that they may be required to pay in actions or proceedings to which they are or may be made a party by reason of such person’s position as a director, officer, employee or other agent of the Partnership, subject to, and to the maximum extent permitted by, applicable law.

Share Purchase Agreement

On August 14, 2014, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that owned the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million. GasLog had purchased the Methane Rita Andrea and the Methane Jane Elizabeth from Methane Services, a subsidiary of BG Group, in April 2014. In connection with the transaction, the Partnership acquired GAS-sixteen Ltd. and GAS- seventeen Ltd. with $2.0 million of positive net working capital existing at the time of closing.

At the time of the acquisition, we and GasLog Partners Holdings entered into a guarantee agreement pursuant to which we and GasLog Partners Holdings guaranteed the obligations of GAS-sixteen Ltd., GAS-seventeen Ltd. and GAS-eighteen Ltd. (an entity held by GasLog) under the then existing facility agreement between such entities as borrowers, Citibank, N.A., London Branch, or “Citibank”, as mandated lead arranger, the financial institutions listed in Schedule 1 thereto as lenders, Citibank as bookrunner, Citibank International Plc as agent of the other finance parties and Citibank as security agent and trustee. These guarantees were released when that facility was prepaid and terminated with funds from our Credit Facility.

In addition, in connection with the acquisition, GAS-sixteen Ltd. and GAS-seventeen Ltd. have entered into ship management and commercial management agreements with GasLog. See “Item 7. Major Unitholders and Related Party Transaction—B. Related Party Transactions”.

Other Related Party Transactions

As a result of our relationships with GasLog and its affiliates, we, our general partner and our subsidiaries have entered into or will enter into various agreements that will not be the result of arm’s length negotiations. We generally refer to these agreements and the transactions that they provide for as “transactions with affiliates” or “related party transactions”.

Our partnership agreement sets forth procedures by which future related party transactions may be approved or resolved by our board of directors. Pursuant to our partnership agreement, our board of directors may, but is not required to, seek the approval of a related party transaction from the conflicts committee of our board of directors or from the common unitholders (excluding common units owned by our general partner and its affiliates). Neither our general partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties stated or implied by law or equity if the transaction is approved by the conflicts committee or the requisite majority of the unitholders. If approval of the conflicts committee is sought, then the conflicts committee will be authorized to consider any and all factors as it determines to be relevant or appropriate under the circumstances and it will be presumed that, in making its decision, the conflicts committee acted in good faith. In order for a determination or other action to be in “good faith” for purposes of the partnership agreement, the person or persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in our best interests.

Our conflicts committee is comprised of five members of our board of directors. The conflicts committee is available at the board of directors’ discretion to review specific matters that the board of directors believes may involve conflicts of interest. The members of the conflicts committee must and do meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and are not and may not be any of the following: (a) officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the general partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan of the Partnership or its subsidiaries).

Transactions with our affiliates that are not approved by the conflicts committee and that do not involve a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be “fair and reasonable” to us. In determining whether a transaction or resolution is “fair and reasonable”, our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us. If our board of directors does not seek approval by the conflicts committee or the requisite majority of the unitholders and instead determines that the terms of a transaction with an affiliate are no less favorable to us than those generally provided to or available from unrelated third parties or are “fair and reasonable” to us, it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” below.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that those claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Our Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders are better served by our distributing our available cash (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it, because we believe we will generally finance any expansion capital expenditures from external financing sources. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or legal right to receive distributions unless there is available cash at the end of each quarter as defined in our partnership agreement. The determination of available cash is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this annual report in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.

•

We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•

Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. GasLog owns common units representing a 0.66% ownership interest in us and all of our subordinated units.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution are determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See “Item 3—Risk Factors” for a discussion of these factors.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws in the Marshall Islands and other laws and regulations.

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.375 per unit, or $1.50 per unit per year, prior to any distribution on the subordinated units to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution are determined by our board of directors, taking into consideration the terms of our partnership agreement. We are effectively prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the restrictions contained in our financing agreements that may restrict our ability to make distributions.

During the year ended December 31, 2014, the aggregate amount of cash distribution paid was $13.37 million.

Subordination Period

During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog currently holds the incentive distribution rights. The incentive distribution rights may be transferred separately from any other interests, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2019. Any transfer by GasLog of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly

Distribution Target Amount”, until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution		$0.375	98.0%	2.0%	0%
First Target Distribution	up to	$0.43125	98.0%	2.0%	0%
	above	$0.43125
Second Target Distribution	up to	$0.46875	85.0%	2.0%	13.0%
	above	$0.46875
Third Target Distribution	up to	$0.5625	75.0%	2.0%	23.0%
Thereafter	above	$0.5625	50.0%	2.0%	48.0%

B. Significant Changes

See “Item 18. Financial Statements—Note 25. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our IPO in the United States on May 7, 2014, our common units have been listed on the NYSE under the symbol “GLOP”. The following table shows the high and low closing sales prices for our common units during the indicated periods.

	Price Range
	High	Low
Year ended December 31, 2014 (May 7, 2014 to December 31, 2014)	$36.91	$22.87
Third Quarter 2014	36.91	30.00
Fourth Quarter 2014	30.78	22.87
First Quarter 2015 (January 1, 2015 to February 13, 2015)	26.41	22.38
August 2014	34.09	31.82
September 2014	33.30	30.00
October 2014	30.78	23.82
November 2014	27.21	22.87
December 2014	28.44	23.27
January 2015	26.41	22.38
February 2015 (February 1, 2015 to February 13, 2015)	24.87	23.20

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum of Association

The information required to be disclosed under Item 10.B is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on April 30, 2014.

C. Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this annual report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

(a)	Form of Contribution Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement”.

(b)	Form of Omnibus Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement”.

(c)	Form of Administrative Services Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”.

(d)

Form of Commercial Management Agreement, Form of Administrative Services Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Commercial Management Agreements”.

(e)

Ship Management Agreement for the GasLog Shanghai, dated May 12, 2014, between GAS-three Ltd. and GasLog LNG Services Ltd.; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

(f)

Ship Management Agreement for the GasLog Santiago, dated May 12, 2014, between GAS-four Ltd. and GasLog LNG Services Ltd.; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

(g)

Ship Management Agreement for the GasLog Sydney, dated May 12, 2014, between GAS-four Ltd. and GasLog LNG Services Ltd.; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

(h)

Amended and Restated Ship Management Agreement for the Methane Rita Andrea, dated September 29, 2014, between GAS-sixteen Ltd. and GasLog LNG Services Ltd.; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

(i)

Amended and Restated Ship Management Agreement for the Methane Jane Elizabeth, dated September 29, 2014, between GAS-seventeen Ltd. and GasLog LNG Services Ltd.; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

(j)

Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011; please see “Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters”.

(k)	Confirmation Memorandum between GAS-three Ltd. and Methane Services Limited, dated May 9, 2011; please see “Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters”.

(l)	Confirmation Memorandum between GAS-four Ltd. and Methane Services Limited, dated May 9, 2011; please see “Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters”.

(m)	Confirmation Memorandum between GAS-five Ltd. and Methane Services Limited, dated May 9, 2011; please see “Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters”.

(n)

Amendment and Restatement Agreement relating to Confirmation Memorandum between GAS-three Ltd. and Methane Services Limited, dated June 17, 2013; please see “Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters”.

(o)

Amendment and Restatement Agreement relating to Confirmation Memorandum between GAS-four Ltd. and Methane Services Limited, dated June 17, 2013; please see “Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters”.

(p)

Amendment and Restatement Agreement relating to Confirmation Memorandum between GAS-five Ltd. and Methane Services Limited, dated June 17, 2013; please see “Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters”.

(q)	LNG Time Charter Party between GAS-sixteen Ltd. and Methane Services Limited, dated April 4, 2014; please see “Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters”.

(r)	LNG Time Charter Party between GAS-seventeen Ltd. and Methane Services Limited, dated April 4, 2014; please see “Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters”.

(s)

Form of $30.0 Million Revolving Credit Agreement by and between GasLog Partners LP and GasLog Ltd.; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(t)

Share Purchase Agreement dated August 14, 2014, among GasLog Carriers Ltd., GasLog Ltd. and GasLog Partners LP; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Share Purchase Agreement”.

(u)

Form of Indemnification Agreement for the Partnership’s directors and certain officers; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements”.

(v)

Facility Agreement for up to $450,000,000 Loan Facility dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, Citibank, N.A., London Branch, Nordea Bank Finland Plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (Publ) and BNP Paribas, as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, Citibank, N.A., London Branch as bookrunner and security agent, and Citibank International Limited as agent and security trustee; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(w)

Deed between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

D. Exchange Controls and Other Limitations Affecting Security Holders

We are not aware of any governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in the Republic of the Marshall Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Partnership, or the remittance of dividends, interest or other payments to non-resident holders of securities.

E. Tax Considerations

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders. This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this annual report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to GasLog Partners LP.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you are encouraged to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is encouraged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10.0% of our equity and that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia,

•	estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as foreign source “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate, or a “U.S. Individual Holder”, generally will be treated as “qualified dividend income”, which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the NYSE on which our common units are currently traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed at ordinary income rates to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends”. In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income”, then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “—Distributions” and “—Ratio of Dividend Income to Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders are encouraged to consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•

at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•

at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, and an opinion of counsel, we do not believe that we are or will be a PFIC for our current or any future taxable year. We have received an opinion of our U.S. counsel, Cravath, Swaine & Moore LLP, in support of this position that concludes that the income our subsidiaries earn from certain of our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such time-chartering activities, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year.

Our counsel has indicated to us that the conclusions described above are not free from doubt. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the Fifth Circuit held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time-chartering operations, and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of counsel in support of our position, it is possible that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such units owned by such holder will be treated as PFIC units even if we are not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file IRS Form 8621 with your U.S. federal income tax return to report your ownership of our common units.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election, such holder hereinafter an “Electing Holder”, then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock”, then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. The mark-to-market election generally will not be available with respect to subsidiaries. Accordingly, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, the mark-to-market election generally will not be available with respect to such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year, such holder hereinafter a “Non-Electing Holder”, would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the portion of the Non- Electing Holder’s holding period for the common units before the taxable year) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you are encouraged to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a U.S. Individual Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a U.S. Individual Holder also may be subject to backup withholding if the U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders are encouraged to consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our units.

Marshall Islands Tax Consequences

The following discussion is based upon the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH PROSPECTIVE UNITHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER ITS PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding companies, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rate and foreign currency exchange risks. From time to time, we may make use of derivative financial instruments such as interest rate swaps to maintain the desired level of exposure arising from these risks.

A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our annual combined and consolidated financial statements included elsewhere in this annual report. Further information on our exposure to market risk is included in Note 15 to our annual combined and consolidated financial statements included elsewhere in this annual report.

The following analysis provides quantitative information regarding our exposure to market risks.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We have used interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize economic risks and costs associated with our floating rate debt and not for speculative or trading purposes. The principal terms of the interest rate swaps are disclosed in Note 17 to our annual combined and consolidated financial statements included elsewhere in this annual report. As of December 31, 2013 and December 31, 2014, the notional amount of the swaps accounted as held for trading was $180.47 million and $0, respectively, while the notional amount of the swaps designated as cash flow hedging instruments was $131.03 million as of December 31, 2013. As of December 31, 2014, we terminated our interest rate swaps, therefore no swaps were designated as cash flow hedging instruments. Under these swap transactions, the bank counterparty effects quarterly floating-rate payments to the Partnership for the relevant amount based on the three-month U.S. dollar LIBOR, and the Partnership effects quarterly payments to the bank on the relevant amount at the respective fixed rates. We expect to continue to use interest rate swaps in the future as we deem appropriate to manage our exposure to interest rate risk.

The aggregate principal amount of our outstanding floating rate debt which was not economically hedged as of December 31, 2014 was $450.0 million. As an indication of the extent of our sensitivity to interest rate changes, an increase or decrease in LIBOR by 10 basis points would have decreased or increased, respectively, our profit during the year ended December 31, 2014 by approximately 0.89% or $0.26 million, based upon our debt level during the period (December 31, 2013: 0.27% or $0.07 million).

We expect our sensitivity to interest rate changes to increase in the future as a result of increased future borrowings under new loan agreements to finance acquisitions of additional ships.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses, including debt repayment obligations under our credit facilities and a portion of our administrative expenses, are denominated in U.S. dollars. However, a portion of the ship operating expenses, primarily crew wages of officers, and a large portion of our administrative expenses are denominated in euros. Specifically, for the year ended December 31, 2014 and December 31, 2013, approximately $11.71 million and $6.68 million, respectively, of the operating and administrative expenses were denominated in euros. As of December 31, 2014 and December 31, 2013, approximately $3.32 million and $1.57 million, respectively, of our outstanding trade payables and accruals were denominated in euros.

Depreciation in the value of the U.S. dollar relative to the euro will increase the U.S. dollar cost of us paying expenses denominated in euros. Accordingly, there is a risk that currency fluctuations will have a negative effect on our cash flows. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit during the year ended December 31, 2014 by approximately $1.2 million, based upon our expenses recognized during the period (December 31, 2013: $0.67 million). We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Inflation and Cost Increases

In the current economic environment, inflation has not had a significant impact on us. In the near term, assuming the continuation of current economic conditions, crewing costs are the most likely expense to be affected by inflation. LNG transportation is a specialized area and the number of LNG carriers has increased rapidly in recent years. As a result, there has been an increased demand for qualified crews, which has and will continue to put inflationary pressure on crew costs. The impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including automatic periodic adjustment provisions and cost review provisions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in the payment of principal, interest, sinking or purchase fund installments or any other material default relating to the Partnership’s debt. There have been no arrears in payment of dividends on, or material delinquency with respect to, any class of preference shares of the Partnership or any of its subsidiaries.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In October 2014, our board of directors approved an amendment to the Partnership’s First Amended and Restated Agreement of Limited Partnership that (1) increased the number of directors from five to seven, (2) provided that following the 2015 annual meeting, the board shall consist of four appointed directors (rather than three as provided under the prior Partnership Agreement) and three elected directors (rather than two as provided under the prior Partnership Agreement) and (3) established that Class III of the elected directors shall comprise one elected director, or two elected directors following the surrender by the general partner of its right to appoint one appointed director (rather than the Class III seat being empty until such surrender, as provided under the prior Partnership Agreement).

On May 6, 2014, the Form F-1 relating to our IPO, SEC File No. 333-195109, was declared effective. On May 12, 2014, we closed our IPO, pursuant to which we issued and sold 9,660,000 common units representing limited partner interests (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters). Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC served as the managing underwriters of our IPO. The 9,660,000 common units were sold to the public at a price of $21.00 per unit, resulting in gross proceeds of $202.86 million. Expenses related to our IPO, including, among other things, incremental costs attributable to our IPO, were deferred and charged against the gross proceeds of our IPO, whereas other costs have been expensed as incurred. GasLog used the net IPO proceeds of $186.03 million, after deducting underwriting discounts and other offering expenses paid by the Partnership, to (a) prepay $82.63 million of debt plus accrued interest of $0.42 million, (b) make a payment of $2.28 million (including $0.27 million accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment, (c) make a $65.70 million payment to GasLog in exchange for its contribution of net assets in connection with the IPO. The balance of $35.00 million was retained by the Partnership for general corporate purposes.

On September 29, 2014, we completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from the offering after deducting underwriting discounts and other offering expenses paid by the Partnership were $133.0 million. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $2.85 million. GasLog used the total net proceeds of $135.95 million to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that owned the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2014. Based on our evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of December 31, 2014, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting related to the design of our controls to evaluate the classification of transactions between the Partnership and GasLog in the cash flow statement for various transactions entered into prior to the closing of the IPO. These transactions were part of a post-IPO settlement of certain pre-IPO payables that were reflected in the Partnership’s financial statements at the time of its IPO. The classification errors discussed below all related to transactions with GasLog occurring in the third quarter, which were identified subsequent to the issuance of the results for the nine months ended September 30, 2014. The classification errors did not affect any other period and did not affect the Partnership’s overall cash and cash equivalents as of September 30, 2014 or its net income, earnings per unit, EBITDA, adjusted EBITDA, distributable cash flow, or cash distributions declared for the period then ended. The classification errors were corrected in the full year 2014 combined and consolidated statement of cash flows.

The Partnership believes that these classification errors did not have an impact on the Partnership’s capital resources or outlook.

The impact of the classification errors on the cash flow statement for the nine months ended September 30, 2014, resulted in (i) an understatement of Net cash from operating activities of $32.08 million, (ii) an understatement of Net cash used in investing activities of $4.81 million and (iii) an overstatement of Net cash from financing activities of $27.28 million. The classification errors related to the treatment of the settlement of certain outstanding payables to GasLog and were caused by the improper aggregation of these settlement payments that were classified under the movement in the working capital accounts in Net cash from operating activities. The table below sets out a summary of the adjustments to the Partnership’s previously issued interim unaudited condensed combined and consolidated statement of cash flows for the nine months ended September 30, 2014.

	Nine months ended September 30, 2014
	As previously reported	Adjustments	As restated
	(in thousands of U.S. dollars)
Net cash from operating activities	$30,407	$32,084	$62,491
Net cash used in investing activities	(320,403)	(4,805)	(325,208)
Net cash from financing activities	346,526	(27,278)	319,248
Cash and cash equivalents, end of period	70,934	—	70,934

In response to the identified classification errors, the Partnership, with oversight from its audit committee, is reviewing processes and implementing improved monitoring practices and further controls with respect to the proper classification of transactions with GasLog within our combined and consolidated statement of cash flows. We have designed, and in future periods will implement, an additional procedure in our control process for the review of our cash flows and their classification within the cash flow statement, focusing specifically on detailed analysis of cash and non-cash transactions between the Partnership and GasLog. We believe the foregoing actions will remediate the material weakness.

B. Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Partnership’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

In addition, an attestation report of our registered public accounting firm is not required as we qualify as an emerging growth company under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

D. Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Donald J. Kintzer and Robert B. Allardice III, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, each qualifies as an “audit committee financial expert”. Our board of directors has affirmatively determined that Mr. Kintzer and Mr. Allardice meet the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership, a copy of which is posted on our website and may be viewed at http://www.gaslogmlp.com.We will also provide a paper copy of this document upon the written request of a unitholder at no cost. Unitholders may direct their requests to the attention of our General Counsel, Nicola Lloyd, GasLog Partners LP, Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2014.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2013. Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2014.

The chart below sets forth the total amount billed and accrued for Deloitte Hadjipavlou, Sofianos & Cambanis S.A. and Deloitte LLP for services performed in 2013 and 2014, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2013	2014
	(Expressed in millions of U.S. Dollars)
Audit fees	$0.20	$0.73
Tax fees	—	—
Audit-related fees	—	—

Total fees	$0.20	$0.73

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the combined and consolidated financial statements of the Partnership, fees for the review of the quarterly financial information, as well as in connection with the review of registration statements and related consents and comfort letters, and any other services required for SEC or other regulatory filings.

Included in the audit fees for 2013 and 2014 are fees of $0.2 million and $0.32 million, respectively, related to the Partnership’s IPO completed in May 2014. Included in the audit fees for

2014 are fees of $0.15 million related to the Partnership’s follow-on offering completed in September 2014.

Tax Fees

No tax fees were billed by our principal accountant in 2013 and 2014.

Audit-related Fees

No audit-related fees were billed by our principal accountant in 2013 and 2014.

All Other Fees

No other fees were billed by our principal accountant in 2013 and 2014.

Pre-approval Policies and Procedures

Our Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditors. The Audit Committee is also responsible for reviewing and approving in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN PARTNERSHIP’S CERTIFYING ACCOUNTANT

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. served as our independent auditor for the fiscal years ended December 31, 2013 and December 31, 2012.

In May 2014, our audit committee and board of directors, respectively, approved the engagement of Deloitte LLP to audit our financial statements for the fiscal year ending December 31, 2014.

ITEM 16.G. CORPORATE GOVERNANCE

Statement of Significant Differences Between Our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers

Overview

Pursuant to certain exceptions for foreign private issuers, the Partnership is not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303.A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant ways in which our corporate governance practices differ from the practices required by the NYSE for U.S. companies. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our unitholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Independence of Directors

The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, our board of directors is not required to be comprised of a majority of independent directors. However, our board of directors has determined that each of Robert B. Allardice III, Daniel Bradshaw, David P. Conner, Pamela Gibson and Donald J. Kintzer satisfies the independence standards established by the NYSE as applicable to us.

Corporate Governance, Nominating and Compensation Committee

The NYSE rules do not require foreign private issuers or limited partnerships like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. Accordingly, we do not have a compensation committee or a nominating/corporate governance committee.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-38 included herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Certificate of Limited Partnership of GasLog Partners LP(1)
1.2	First Amended and Restated Agreement of Limited Partnership of GasLog Partners LP
1.3	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(2)
2.1	Certificate of Formation of GasLog Partners GP LLC(1)
2.2	Limited Liability Company Agreement of GasLog Partners GP LLC(1)
4.1	Form of Contribution Agreement(1)
4.2	Form of Omnibus Agreement(1)
4.3	Form of Administrative Services Agreement(1)
4.4	Form of Commercial Management Agreement(1)
4.5	Ship Management Agreement for the GasLog Shanghai, dated May 12, 2014, between GAS-three Ltd. and GasLog LNG Services Ltd.(1)
4.6	Ship Management Agreement for the GasLog Santiago, dated May 12, 2014, between GAS-four Ltd. and GasLog LNG Services Ltd.(1)
4.7	Amended and Restated Ship Management Agreement for the GasLog Sydney, dated May 12, 2014, between GAS-five Ltd. and GasLog LNG Services Ltd.(1)
4.8	Amended and Restated Ship Management Agreement for the Methane Rita Andrea, dated September 29, 2014, between GAS-sixteen Ltd. and GasLog LNG Services Ltd.(3)
4.9	Amended and Restated Ship Management Agreement for the Methane Jane Elizabeth, dated September 29, 2014, between GAS-seventeen Ltd. and GasLog LNG Services Ltd.(3)
4.10	Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011(1)*
4.11	Confirmation Memorandum between GAS-three Ltd. and Methane Services Limited, dated May 9, 2011(1)*
4.12	Confirmation Memorandum between GAS-four Ltd. and Methane Services Limited, dated May 9, 2011(1)*
4.13	Confirmation Memorandum between GAS-five Ltd. and Methane Services Limited, dated May 9, 2011(1)*
4.14	Amendment and Restatement Agreement relating to Confirmation Memorandum between GAS-three Ltd. and Methane Services Limited, dated June 17, 2013(1)*
4.15	Amendment and Restatement Agreement relating to Confirmation Memorandum between GAS-four Ltd. and Methane Services Limited, dated June 17, 2013(1)*
4.16	Amendment and Restatement Agreement relating to Confirmation Memorandum between GAS-five Ltd. and Methane Services Limited, dated June 17, 2013(1)*

Exhibit No.	Description
4.17	LNG Time Charter Party between GAS-sixteen Ltd. and Methane Services Limited, dated April 4, 2014(3)*
4.18	LNG Time Charter Party between GAS-seventeen Ltd. and Methane Services Limited, dated April 4, 2014(3)*
4.19	Form of $30.0 Million Revolving Credit Agreement by and between GasLog Partners LP and GasLog Ltd.(1)
4.20	Share Purchase Agreement dated August 14, 2014, among GasLog Carriers Ltd., GasLog Ltd. and GasLog Partners LP(3)
4.21	Form of Indemnification Agreement for the Partnership’s directors and certain officers(2)
4.22

Facility Agreement for up to $450,000,0000 Loan Facility dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, Citibank, N.A., London Branch, Nordea Bank Finland Plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (Publ) and BNP Paribas, as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, Citibank, N.A., London Branch as bookrunner and security agent, and Citibank International Limited as agent and security trustee.*

4.23	Deed between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014.
8.1	List of Subsidiaries of GasLog Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Financial Officer
13.1	GasLog Partners LP Certification of Andrew Orekar, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	GasLog Partners LP Certification of Simon Crowe, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

(1)

Previously filed as an exhibit to GasLog Partners LP’s Registration Statement on Form F-1 (File No. 333-195109), declared effective by the SEC on May 6, 2014, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as Exhibit 99.3 to GasLog Partners LP’s Report on Form 6-K, filed with the SEC on October 30, 2014, hereby incorporated by reference to such Report.

(3)

Previously filed as an exhibit to GasLog Partners LP’s Registration Statement on Form F-1 (File No. 333-193133), declared effective by the SEC on September 23, 2014, and hereby incorporated by reference to such Registration Statement.

*	Confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Partnership has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GASLOG PARTNERS LP,

By	/s/ ANDREW J. OREKAR

Name: Andrew J. Orekar
Title: Chief Executive Officer

Dated: February 17, 2015

GASLOG PARTNERS LP
INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

We have audited the accompanying consolidated statement of financial position of GasLog Partners LP and subsidiaries (the “Partnership”) as of December 31, 2014, and the related combined and consolidated statements of profit or loss, comprehensive income or loss, changes in owners’/partners’ equity and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of GasLog Partners LP and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

London, United Kingdom

February 17, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of GasLog Partners LP

Majuro, Republic of Marshall Islands

We have audited the accompanying combined and consolidated statements of financial position of GasLog Partners LP (hereinafter collectively referred to as the “Partnership”) (see Note 1 to the combined and consolidated financial statements) as of December 31, 2013, and the related combined and consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

August 11, 2014

GasLog Partners LP

Combined and consolidated statements of financial position
As of December 31, 2013 and 2014
(All amounts expressed in U.S. Dollars, except unit data)

	Note	2013	2014
Assets
Non-current assets
Derivative financial instruments	17	799,926	—
Other non-current assets	6	1,242,720	2,063,026
Vessels	3	562,530,808	851,285,729

Total non-current assets		564,573,454	853,348,755

Current assets
Trade and other receivables	5	153,967	1,079,325
Inventories		730,209	1,089,997
Due from related parties	13	18,151	—
Prepayments and other current assets		390,526	813,792
Short-term investments		1,500,000	17,700,000
Cash and cash equivalents	4	14,403,785	27,188,095

Total current assets		17,196,638	47,871,209

Total assets		581,770,092	901,219,964

Owners’/partners’ equity and liabilities
Owners’/partners’ equity
Owners’ capital		156,168,950	—
Common unitholders (14,322,358 units issued and outstanding as at December 31, 2014)	7	—	324,967,226
Subordinated unitholders (9,822,358 units issued and outstanding as at December 31, 2014)	7	—	77,087,950
General partner (492,750 units issued and outstanding as at December 31, 2014)	7	—	6,085,438

Total owners’/partners’ equity		156,168,950	408,140,614

Current liabilities
Trade accounts payable		704,793	1,671,942
Amounts due to related parties	13	24,674,117	2,350,812
Derivative financial instruments	17	4,233,398	—
Other payables and accruals	9	9,371,625	15,927,374
Borrowings—current portion	8	22,074,786	20,999,800

Total current liabilities		61,058,719	40,949,928

Non-current liabilities
Derivative financial instruments	17	625,425	—
Borrowings—non-current portion	8	363,916,998	452,076,274
Other non-current liabilities		—	53,148

Total non-current liabilities		364,542,423	452,129,422

Total owners’/partners’ equity and liabilities		581,770,092	901,219,964

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP

Combined and consolidated statements of profit or loss
For the years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars, except unit data)

	Note	2012	2013	2014
Revenues		—	64,142,588	119,040,364
Vessel operating costs	11	—	(13,096,716)	(23,937,598)
Depreciation	3	—	(12,237,735)	(24,638,752)
General and administrative expenses	10	(30,132)	(1,524,625)	(5,763,788)

(Loss)/profit from operations		(30,132)	37,283,512	64,700,226

Financial costs	12	(606)	(12,133,143)	(27,486,292)
Financial income	12	110,109	31,686	33,004
(Loss)/gain on interest rate swaps	17	(940,432)	1,036,187	(8,078,240)

Total other expenses, net		(830,929)	(11,065,270)	(35,531,528)

(Loss)/profit for the year		(861,061)	26,218,242	29,168,698

Earnings per unit attributable to the Partnership, basic and diluted:	18
Common unit		—	—	0.75
Subordinated unit		—	—	0.56
General partner unit		—	—	0.66

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP

Combined and consolidated statements of comprehensive income or loss
For the years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

	Note	2012	2013	2014
(Loss)/profit for the year		(861,061)	26,218,242	29,168,698
Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	17	(8,687,198)	3,776,876	(309,593)
Recycled loss of cash flow hedges reclassified to profit or loss	12, 17	—	654,964	5,471,275

Other comprehensive (loss)/income for the year		(8,687,198)	4,431,840	5,161,682

Total comprehensive (loss)/income for the year		(9,548,259)	30,650,082	34,330,380

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP

Combined and consolidated statements of changes in owners’/partners’ equity
For the years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars, except unit data)

	General partner		Limited Partners				Total Partners’ equity	Owners’ capital (see Note 7)	Total
			Common unitholders		Subordinated unitholders
	Units	Amounts	Units	Amounts	Units	Amounts
Balance at January 1, 2012	—	—	—	—	—	—	—	56,463,747	56,463,747
Capital contribution	—	—	—	—	—	—	—	59,713,435	59,713,435
Loss for the year	—	—	—	—	—	—	—	(861,061)	(861,061)
Other comprehensive loss for the year	—	—	—	—	—	—	—	(8,687,198)	(8,687,198)

Total comprehensive loss for the year	—	—	—	—	—	—	—	(9,548,259)	(9,548,259)

Balance at December 31, 2012	—	—	—	—	—	—	—	106,628,923	106,628,923

Capital contributions	—	—	—	—	—	—	—	28,062,945	28,062,945
Capital contributions-contributed services	—	—	—	—	—	—	—	627,000	627,000
Dividend declared ($272.22 per share)	—	—	—	—	—	—	—	(9,800,000)	(9,800,000)
Profit for the year	—	—	—	—	—	—	—	26,218,242	26,218,242
Other comprehensive income for the year	—	—	—	—	—	—	—	4,431,840	4,431,840

Total comprehensive income for the year	—	—	—	—	—	—	—	30,650,082	30,650,082

Balance at December 31, 2013	—	—	—	—	—	—	—	156,168,950	156,168,950

Capital contribution	—	—	—	—	—	—	—	93,025,000	93,025,000
Profit attributable to GasLog Ltd.’s operations (see Note 18)	—	—	—	—	—	—	—	14,624,569	14,624,569
Other comprehensive income attributable to GasLog Ltd.’s operations	—	—	—	—	—	—	—	1,440,590	1,440,590
Total comprehensive income attributable to GasLog Ltd.’s operations	—	—	—	—	—	—	—	16,065,159	16,065,159
Cash distribution to GasLog Ltd. in exchange for net assets	400,913	3,786,024	162,358	1,530,103	9,822,358	92,767,390	98,083,517	(281,980,675)	(183,897,158)
Net proceeds from public offering and issuance of general partner units (see Note 7)	91,837	2,846,947	14,160,000	319,035,746	—	—	321,882,693	—	321,882,693
Deemed distribution for excess consideration paid over the net book value	—	(645,452)	—	(260,856)	—	(15,815,258)	(16,721,566)	16,721,566	—
Distribution declared (see Note 7)	—	(267,385)	—	(7,394,683)	—	(5,707,183)	(13,369,251)	—	(13,369,251)
Partnership’s profit (see Note 18)	—	290,883	—	8,713,197	—	5,540,049	14,544,129	—	14,544,129
Partnership’s other comprehensive income	—	74,421	—	3,343,719	—	302,952	3,721,092	—	3,721,092

Partnership’s total comprehensive income	—	365,304	—	12,056,916	—	5,843,001	18,265,221	—	18,265,221

Balance at December 31, 2014	492,750	6,085,438	14,322,358	324,967,226	9,822,358	77,087,950	408,140,614	—	408,140,614

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP

Combined and consolidated statements of cash flows
For the years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

	2012	2013	2014
Cash flows from operating activities:
(Loss)/profit for the year	(861,061)	26,218,242	29,168,698
Adjustments for:
Depreciation	—	12,237,735	24,638,752
Financial costs	—	12,133,143	27,486,292
Financial income	(110,109)	(31,686)	(33,004)
Unrealized loss/(gain) on interest rate swaps held for trading including ineffective portion of cash flow hedges	940,432	(3,592,103)	265,822
Recycled loss of cash flow hedges reclassified to profit or loss	—	654,964	5,471,275
Non-cash contributed services	—	627,000	—

	(30,738)	48,247,295	86,997,835
Movements in operating assets and liabilities:
Increase in trade and other receivables	(33,869)	(116,782)	(922,704)
Increase in inventories	—	(730,209)	(359,788)
Change in related parties, net	472,268	(13,645,871)	7,223,205
Increase in prepayments and other current assets	(35,863)	(343,688)	(423,266)
Increase in other non-current assets	(890,000)	(352,720)	(820,306)
(Decrease)/increase in other non-current liabilities	(1,520,000)	—	53,148
Increase in trade accounts payable	1,928,093	1,062,209	789,520
Increase in other payables and accruals	—	7,261,457	6,201,229

Cash (used in)/provided by operations	(110,109)	41,381,691	98,738,873

Interest paid	—	(9,222,665)	(20,463,196)

Net cash (used in)/provided by operating activities	(110,109)	32,159,026	78,275,677

Cash flows from investing activities:
Payments for vessels	—	(452,791,594)	(317,950,977)
Financial income received	110,109	28,370	30,350
Purchase of short-term investments	(11,625,251)	(1,500,000)	(26,824,481)
Maturity of short-term investments	11,625,251	—	10,624,481

Net cash provided by/(used in) investing activities	110,109	(454,263,224)	(334,120,627)

Cash flows from financing activities:
Borrowings drawdowns	—	411,000,000	697,000,000
Borrowings repayments	—	(16,104,809)	(611,895,191)
Payment of loan issuance costs	—	(181,101)	(10,673,950)
Cash distribution to GasLog Ltd. in exchange for contribution of net assets	—	—	(183,897,158)
Proceeds from public offering and issuance of general partner units (net of underwriting discounts and commissions)	—	—	325,933,897
Payment of offering costs	—	—	(3,964,438)
Distributions paid	—	—	(13,369,251)
Payment of pre-initial public offering dividend due	—	—	(9,800,000)
Increase in amounts due to shareholders	—	13,728,649	(13,728,649)
Capital contributions received	—	28,062,945	93,024,000

Net cash from financing activities	—	436,505,684	268,629,260

Increase in cash and cash equivalents	—	14,401,486	12,784,310

Cash and cash equivalents, beginning of the year	2,299	2,299	14,403,785

Cash and cash equivalents, end of the year	2,299	14,403,785	27,188,095

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP

Combined and consolidated statements of cash flows
For the years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

	2012	2013	2014
Non Cash Investing and Financing Activities:
Payment for vessel under construction through capital contribution	56,307,435	—	—
Payment for vessels through related parties	4,450,158	4,475,384	—
Financing costs included in liabilities at the end of the year	423,920	29,385	247,046
Financing costs paid through capital contributions	3,406,000	—	—
Financing costs paid through related parties	3,668,875	1,523,326	—
Capital expenditures included in liabilities at the end of the year	1,073,390	93,025	11,104
Dividend declared but not paid	—	9,800,000	—
Non-cash contributed service	—	627,000	—
Offering costs included in liabilities at the end of the year	—	—	86,766

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP

Notes to the combined and consolidated financial statements
For the years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, being a wholly owned subsidiary of GasLog Ltd. (“GasLog”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

In connection with the IPO on May 12, 2014, the Partnership acquired from GasLog 100% of the ownership interests in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that own GasLog Shanghai, GasLog Santiago and GasLog Sydney (the “Initial Fleet”), respectively, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% limited partner interest and all of the incentive distribution rights (“IDRs”); (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and; (iii) $65,695,522 of cash consideration paid directly to GasLog from the IPO proceeds.

On September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $133,005,596. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $2,846,947. The total net proceeds of $135,852,543 were used to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own two 145,000 cbm LNG carriers, the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328,000,000.

The acquisition of GAS-sixteen Ltd. and GAS-seventeen Ltd was accounted for as reorganization of companies under common control. The Partnership’s historical results were retroactively restated to reflect the historical results of GAS-sixteen Ltd. and GAS-seventeen Ltd. from the date of their incorporation by GasLog. The carrying amount of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

For the periods prior to the formation of GasLog Partners LP the financial statements represent the combined statements of the vessel-owning companies listed below (the “Subsidiaries”) using the historical carrying costs of the assets and the liabilities from their dates of incorporation. All references to the Partnership prior to the formation of GasLog Partners LP refer to the Subsidiaries and references to the Partnership subsequent to the formation of GasLog Partners LP refer to GasLog Partners LP and its subsidiaries, including the Subsidiaries. For convenience hereinafter the financial statements for all years are referred to as the combined and consolidated financial statements.

As of December 31, 2014, GasLog holds a 42.5% interest in the Partnership and, as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of December 31, 2014, the companies listed below were 100% held by the Partnership:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Significant Accounting Policies

Statement of compliance

The combined and consolidated financial statements of the Partnership have been prepared in accordance with International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Basis of preparation

The combined and consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments recorded at fair value, at the end of each year. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The principal accounting policies are set out below.

The combined and consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

On February 17, 2015, the Partnership’s board of directors authorized the combined and consolidated financial statements for issuance and filling.

Basis of combination/consolidation

The accompanying combined and consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog. All significant intra-group transactions and balances are eliminated on consolidation.

Accounting for revenues and related operating expenses

Revenues comprise revenues from time charters for the charter hire of the Partnership’s vessels earned during the period in accordance with existing contracts.

A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for the off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

Time charter hires received in advance are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

Under a time charter arrangement the vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses and broker’s commissions are paid by the vessel owner, whereas voyage expenses such as bunkers, port expenses, agents’ fees, and extra war risk insurance are paid by the charterer.

Vessel operating costs are expensed as incurred, with the exception of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter.

Financial income and costs

Interest income, interest expense, other borrowing costs and realized loss on interest rate swaps are recognized on an accrual basis.

Foreign currencies

Transactions in currencies other than USD are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into USD at the rates prevailing at that date. All resulting exchange differences are recognized in the combined and consolidated statement of profit or loss in the period in which they arise.

Deferred financing costs

Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra to debt while the fees incurred for the undrawn facilities are classified under non-current assets in the statement of financial position and are classified contra to debt on the drawdown dates.

Deferred financing costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method. When the relevant loan is terminated or extinguished, the unamortized loan fees are written-off in the combined and consolidated statement of profit or loss.

Vessels under construction

Vessels under construction are presented at cost less identified impairment losses, if any. Cost includes shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the acquisition or construction of the vessels, net of any commissions received from the shipyard.

Upon completion of the construction, the vessels are presented on the statement of financial position in accordance with the “Vessels” policy as described below.

Vessels

Vessels are stated at cost less accumulated depreciation and any accumulated impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition.

The cost of a LNG vessel is split into two components, a “vessel component” and a “drydocking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management’s estimation about the amount that the Partnership would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life.

The LNG vessels are required to undergo a drydocking overhaul every five years to restore their service potential and to meet their classification requirements that cannot be performed while the vessels are operating. The drydocking component is estimated at the time of a vessel’s delivery from the shipyard or acquisition from the previous owner and is measured based on the estimated cost of the first drydocking, subsequent to its acquisition, based on the Partnership’s historical experience with similar types of vessels. For subsequent drydockings actual costs are capitalized when incurred. The drydocking component is depreciated over the period of five years in case of new vessels, and until the next drydocking for secondhand vessels.

Costs that will be capitalized as part of the future drydockings will include a variety of costs incurred directly attributable to the drydock and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the drydock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Drydocking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the drydocking period. Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our drydocking.

The expected useful lives are as follows:

Vessel
LNG vessel component	35 years
Drydocking component	5 years

Management estimates the useful life of its vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

The useful lives and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from Partnership’s vessels. The residual value is also reviewed at each financial period end. If expectations differ from previous estimates, the changes are accounted for prospectively in earnings in the period of the change and future periods.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

When vessels are sold, they are derecognized and any gain or loss resulting from their disposals is included in earnings.

Impairment of vessels

All vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of a vessel exceeds its recoverable amount, an impairment loss is recognized in the combined and consolidated statement of profit or loss. The recoverable amount is the higher of a vessel’s fair value less cost of disposal and “value in use”. The net selling price is the amount obtainable from the sale of a vessel in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of a vessel and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual vessels. Each vessel is considered to be a single cash-generating unit. The net selling price of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

Provisions

Provisions are recognized when the Partnership has a present obligation (legal or constructive) as a result of a past event, it is probable that the Partnership will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Inventories

Inventories represent lubricants on board the vessel and are stated at the lower of cost calculated on a first-in, first-out basis, and net realizable value.

Financial instruments

Financial assets and liabilities are recognized when the Partnership has become a party to the contractual provisions of the instrument. All financial instruments are initially recognized at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

•	Cash and cash equivalents

Cash represents cash on hand and deposits with banks which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less at the time of purchase that are subject to an insignificant risk of change in value.

•	Short-term investments

Short-term investments represent short-term, highly liquid time deposits placed with financial institutions which are readily convertible into known amounts of cash with original maturities of more than three months but less than 12 months at the time of purchase that are subject to an insignificant risk of change in value.

•	Trade receivables

Trade receivables are carried at the amount expected to be received from the third party to settle the obligation. Bad debts are written off during the year in which they are identified. An estimate is made for doubtful receivables based on a review of all outstanding amounts at each reporting date.

•	Borrowings

Borrowings are measured at amortized cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized in the statement of profit or loss over the term of the borrowings.

•	Derivative financial instruments

Derivative financial instruments, such as interest rate swaps, are used to economically hedge the Partnership’s exposure to interest rate risks. Derivative financial instruments are initially recognized at fair value and are subsequently remeasured to their fair value at each reporting date. The resulting changes in fair value are recognized in profit or loss immediately, unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Derivatives are presented as assets when their valuation is favorable to the Partnership and as liabilities when unfavorable to the Partnership.

Criteria for classifying a derivative instrument in a hedging relationship include: (1) the hedging instrument is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; (2) the effectiveness of the hedge can be reliably measured; (3) there is adequate documentation of the hedging relationships at the inception of the hedge; and (4) for cash flow hedges, the forecasted transaction that is the hedged item in the hedging relationship must be considered highly probable.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the combined and consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to the combined and consolidated statement of profit or loss in the periods when the hedged item affects the combined and consolidated statement of profit or loss. Hedge accounting is discontinued when the Partnership terminates the hedging relationship, when the hedging instrument expires or is sold, terminated or exercised, or when it no longer qualifies for hedge accounting.

Any gain or loss accumulated in equity at that time remains in equity and is recognized in the combined and consolidated statement of profit or loss when the hedged item affects the combined and consolidated statement of profit or loss. When a forecast transaction designated as the hedged item in a cash flow hedge is no longer expected to occur, the gain or loss accumulated in equity is recycled immediately to the combined and consolidated statement of profit or loss.

Segment information

Each vessel-owning company owns one LNG carrier which is operated under a long-term time charter with similar operating and economic characteristics. Consequently, the information provided to our Chief Executive Officer (the Partnership’s chief operating decision maker), to review the Partnership’s operating results and allocate resources, is on a consolidated basis for a single reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Critical accounting judgments and key sources of estimation uncertainty

The preparation of the combined and consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the combined and consolidated financial statements. The Partnership’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future.

Critical accounting judgments:

In the process of applying the Partnership’s accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the combined and consolidated financial statements.

Classification of the Partnership interests: The interests in the Partnership comprise common units, subordinated units, a general partner interest and incentive distribution rights. Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in our partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

In reaching a judgment as to whether the interests in the Partnership should be classified as liabilities or equity interests, the Partnership has considered the wide discretion of the board of directors to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, management has concluded that the Partnership interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

Key sources of estimation uncertainty are as follows:

Vessel lives and residual value: Vessels are stated at cost, less accumulated depreciation. The estimates and assumptions that have the most significant effect on the vessel carrying amount relate to the estimation of the useful life of an LNG vessel of 35 years and the residual value.

An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge, and an increase in the estimated useful life of a vessel would also extend annual depreciation charge into later periods. A decrease in the useful life of a vessel or its residual value would have the effect of increasing the annual depreciation charge.

Until September 30, 2014, management estimated residual value of its vessels to be 10% of the initial vessels’ cost. Effective October 1, 2014, following management’s reassessment, the residual value of each vessel is equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT. This change in estimate increased depreciation expense by $36,424 for the year ended December 31, 2014 and is expected to increase the future annual depreciation by $144,508.

If regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life will be adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time partly because market prices of scrap rates tend to fluctuate.

Vessel cost: The Partnership recognizes drydocking costs as a separate component of the vessel’s carrying amounts and amortizes the drydocking cost on a straight-line basis over the estimated period until the next drydocking. If the vessel is disposed of before the next drydocking, the remaining balance of the drydock component is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period of disposal. The Partnership expects that its vessels will be required to be drydocked in approximately 60 months after their delivery from the shipyard, and thereafter every 30 or 60 months will be required to undergo special or intermediate surveys and drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. The Partnership amortizes its estimated drydocking expenses for the first special survey over five years, in case of new vessels, and until the next drydocking for secondhand vessels unless the Partnership intends to drydock the vessels earlier as circumstances arise. Management estimates the drydocking component on acquisition of a vessel, as costs to be incurred during the first drydocking at the drydock yard, subsequent to its acquisition, for a special survey and parts and supplies used in making such repairs that meet the recognition criteria, based on historical experience with similar types of vessels. For subsequent drydockings actual costs are capitalized when incurred. On October 1, 2014, the Partnership decided to accelerate the amortization of the drydocking component of two of its vessels, as management is planning to drydock the vessels earlier than initially scheduled. This change in estimate increased depreciation expense by $145,611 for the year ended December 31, 2014, and is expected to increase the depreciation expense by $283,948 for the year ended December 31, 2015 and decrease the depreciation expense by $429,559 for the year ended December 31, 2016 due to the acceleration of the current drydocking component.

Impairment of vessels: The Partnership evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, the Partnership obtains vessel valuations from independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

Our estimates of basic market value assume that our vessels are all in seaworthy condition without a need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, which may include:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of sales of similar vessels;

•	news and industry reports of sales of vessels that are not similar to our vessels, where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•

vessel sale prices and values of which we are aware through both formal and informal communications with vessel owners, vessel brokers, industry analysts and various other shipping industry participants and observers.

As of December 31, 2014, the carrying amounts of the Methane Rita Andrea and the Methane Jane Elizabeth were higher than the estimated charter free market value and the Partnership concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Partnership performed the impairment assessment of the Partnership’s vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying value. The Partnership’s strategy is to charter its vessels under 5 year-contracts or more, providing the Partnership with contracted stable cash flows. The significant factors and assumptions the Partnership used in its discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses, management fees estimates and the discount rate. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2014, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Partnership used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on the Manager’s historical experience. All estimates used and assumptions made were in accordance with the Partnership’s internal budgets and historical experience of the shipping industry. The value in use for the two vessels calculated as per above was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

Fair value of derivative financial instruments: Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in the combined and consolidated statements of profit or loss.

A substantial majority of our derivative instruments activity relates to our use of interest rate swaps. The fair value of our interest rate swaps is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest swap agreements at the end of each period are most significantly affected by the interest rate implied by market-observable data such as LIBOR yield curve. While the fair value of our interest swap agreements are typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest also materially impact our interest swap agreements.

The fair value of our interest swap agreements are also affected by changes in our specific credit risk included in the discount factor. Following the implementation of IFRS 13 Fair Value Measurement on January 1, 2013, the Partnership adjusts its derivative liabilities fair value to reflect its own credit risk and its counterparties’ risk. The estimate of the Partnership’s credit risk is based on the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Partnership receives from its lenders as part of the margin setting for the new loan agreements. The counterparties’ credit risk is estimated either by using the credit default swap rates obtained from public information or, if not available, by using the credit rating of the counterparties.

The LIBOR yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Note 17 for the effects on the change in fair value of our derivative instruments on our combined and consolidated statements of profit or loss. As of December 31, 2014, the Partnership had no derivative financial instruments outstanding.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current period:

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation, which clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. As the Partnership did not have any assets and liabilities that qualified for offsetting, the application of the IAS 32 amendments which were effective for the fiscal year beginning on January 1, 2014, with retrospective application required, did not have any impact on the combined and consolidated financial statements.

In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets on the impairment of non-financial assets. These amendments remove the requirement of disclosure of the recoverable amount of an asset or cash generated unit when there is no impairment loss and require disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed during the period. The amendments of IAS 36 which were effective for the fiscal year beginning on January 1, 2014, with retrospective application required, did not have any impact on the Partnership’s combined and consolidated financial statements as the Partnership has not had any impairment disclosure.

In June 2013, the IASB published a limited scope amendment to IAS 39 Financial Instruments: Recognition and Measurement and the forthcoming chapter on hedge accounting in IFRS 9 Financial Instruments. This amendment provides some relief from the requirement to cease hedge accounting when a derivative is required to be novated to a central counterparty or entity acting in a similar capacity, under certain circumstances. The amendment of IAS 39 and IFRS 9 that is effective for the fiscal year beginning on January 1, 2014, with retrospective application required, did not have any impact on the Partnership’s combined and consolidated financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these combined and consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. The release of IFRS 9 (2013) on November 19, 2013 contained consequential amendments which removed the mandatory effective date of IFRS 9 leaving the effective date open pending the finalization of the impairment and classification and measurement requirement and permitted an entity to apply the requirements on the presentation of gains and losses on financial liabilities designated at fair value through profit or loss without applying the other requirements, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss. In addition it introduced a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. In July 2014, the complete version of IFRS 9 was issued. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In September 2014, the IASB issued the Annual Improvements to IFRSs-2012-2014 Cycle, which includes changes to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, IFRS 7 Financial Instruments: Disclosures, IAS 19 Employee Benefits and IAS 34 Interim Financial Reporting. These amendments are effective for annual periods beginning on or after July 1, 2016. Management anticipates that these amendments will not have any impact on the Partnership’s financial statements.

In December 2014, the IASB issued amendments on IAS 1 Presentation of Financial Statements to address perceived impediments to preparers exercising their judgment in presenting financial reports. The amendment of IAS 1 provides clarification to the preparers that: i) the information provided should not be obscured by aggregating or providing immaterial information; ii) the list of line items to be presented in the statements can be disaggregated and aggregated as relevant; and iii) understandability and comparability should be considered when determining the order of the notes. These amendments are effective for annual periods beginning on or after January 1, 2016.

Management anticipates that these amendments will not have any material impact on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Vessels

The movement in vessels is reported in the following table:

Cost	Vessels	Vessels under construction
At January 1, 2013	—	118,481,930
Additions	—	456,286,613
Transfer from vessels under construction to vessels	574,768,543	(574,768,543)

At December 31, 2013	574,768,543	—

Additions	313,393,673	—

At December 31, 2014	888,162,216	—

Accumulated depreciation
At January 1, 2013	—	—
Depreciation expense	12,237,735	—

At December 31, 2013	12,237,735	—

Depreciation expense	24,638,752	—

At December 31, 2014	36,876,487	—

Net book value

At December 31, 2013	562,530,808	—

At December 31, 2014	851,285,729	—

Vessels with an aggregate carrying amount of $851,285,729 as of December 31, 2014 (December 31, 2013: $562,530,808) have been pledged as collateral under the terms of the Partnership’s bank loan agreement (Note 8).

In May 2010, GAS-three Ltd. and GAS-four Ltd. entered into shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each) with Samsung Heavy Industries Co. Ltd. The first vessel, GasLog Shanghai, was delivered on January 28, 2013, and the second vessel, GasLog Santiago, was delivered on March 25, 2013.

In March 2011, GAS-five Ltd. entered into shipbuilding contract with Samsung Heavy Industries Co. Ltd. for the construction of one LNG carrier (155,000 cubic meters). The vessel, GasLog Sydney, was delivered on May 30, 2013.

On April 10, 2014, GasLog acquired three 145,000 cbm steam-powered LNG carriers from a subsidiary of BG Group plc (“BG Group”) for an aggregate cost of $468,000,000 (from which $465,000,000 was paid at closing of these deliveries while the payment of the remaining $3,000,000 will be made upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to Methane Services Limited, a subsidiary of BG Group, for an average six year initial terms. The vessels acquired are the 2006 built Methane Rita Andrea, Methane Jane Elizabeth and Methane Lydon Volney. GasLog supervised the construction of all three vessels for BG Group and has provided technical management for the vessels since delivery.

On September 29, 2014, the Partnership acquired from GasLog 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively for an aggregate purchase price of $328,000,000. As consideration for this acquisition, the Partnership paid GasLog $118,201,636, representing the difference between the $328,000,000 aggregate purchase price and the $217,000,000 of outstanding indebtedness of the acquired entities (Note 8) plus an adjustment of $7,201,636 in order to maintain the agreed working capital position in the acquired entities of $2,000,000 at the time of acquisition.

The additions of the Methane Rita Andrea and the Methane Jane Elizabeth are presented at the cost acquired from BG Group as disclosed above. The acquisition of the aforementioned vessels by GasLog was treated as an asset acquisition based on the absence of processes attached to the inputs. In addition, management considered that the charter party agreements entered into approximate market rates and has concluded that the contracted daily charter rate approximates fair value on the transaction completion dates, taking into account that the rates agreed with BG Group were in arms’ length negotiations and management’s understanding of the market. Considering the above, the purchase price was allocated in total to vessel cost.

4. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following:

	At December 31,
	2013	2014
Current accounts	10,075,785	22,438,734
Time deposits	4,328,000	4,749,361

Total	14,403,785	27,188,095

Included in Current accounts as of December 31, 2013, there was an amount of $1,977,619 kept in a retention account as of December 31, 2013, with respect to the next installment and interest due for the loan facility of GAS-three Ltd. (Note 8). As of December 31, 2014, no cash amount was kept in retention accounts.

5. Trade and Other Receivables

Trade and other receivables consisted of the following:

	At December 31,
	2013	2014
VAT receivable	50,390	60,221
Due from charterers	66,699	674,669
Other receivables	36,878	344,435

Total	153,967	1,079,325

As of December 31, 2013 and 2014, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

6. Other Non-current Assets

Other non-current assets consisted of the following:

	At December 31,
	2013	2014
Accrued revenue from straight-line revenue	1,068,417	1,933,543
Other guarantees	146,874	129,483
Guarantee claims	27,429	—

Total	1,242,720	2,063,026

Other guarantees as of December 31, 2013 and 2014, represent amounts due from a related party for advances made to our Manager in connection with security to a bank guarantee provided to the Greek government for the Subsidiaries.

7. Owners’/Partners’ Equity

As of December 31, 2013, the capital of each of the Subsidiaries consisted of 12,000 authorized common shares with a par value of $1 per share, all of which have been issued and are outstanding, resulting in a total owners’ capital of $36,000. Each share was entitled to one vote.

Capital contributions represent capital contributed by the owner of each Subsidiary in excess of par value to fund working capital and shipyard installments and capital contributed through contributed services. Capital contributions-contributed services for the year ended December 31, 2013 of $627,000 represented the fair value of commercial management services provided by GasLog to the Partnership for the period from each vessel’s delivery date to the effective date of the commercial management agreements for which no fees were paid. The fair value of the contributed management services represented the estimated value of $1,500 per vessel per day for the services received based on an annual fee of $540,000 for each vessel per year (refer to Note 13) as per the commercial management agreements contracted in July and August 2013 by the vessel owning companies, and has been recorded within General and administrative expenses in the accompanying combined and consolidated statements of profit or loss and as Capital contributions-contributed services in the accompanying combined and consolidated statements of changes in owners’/partners’ equity.

The reconciliation of the owners’ equity is the following:

	Share capital	Contributed surplus	Cash flow hedging reserve	(Accumulated deficit)/retained earnings	Total
Balance at January 1, 2012	36,000	59,696,500	(906,324)	(2,362,429)	56,463,747
Capital contributions	—	59,713,435	—	—	59,713,435
Loss for the year	—	—	—	(861,061)	(861,061)
Other comprehensive loss for the year	—	—	(8,687,198)	—	(8,687,198)

Total comprehensive loss for the year	—	—	(8,687,198)	(861,061)	(9,548,259)

Balance at December 31, 2012	36,000	119,409,935	(9,593,522)	(3,223,490)	106,628,923

Capital contributions	—	28,062,945	—	—	28,062,945
Capital contributions—contributed services	—	627,000	—	—	627,000
Dividend declared ($272.22 per share)	—	—	—	(9,800,000)	(9,800,000)
Profit for the year	—	—	—	26,218,242	26,218,242
Other comprehensive income for the year	—	—	4,431,840	—	4,431,840

Total comprehensive income for the year	—	—	4,431,840	26,218,242	30,650,082

Balance at December 31, 2013	36,000	148,099,880	(5,161,682)	13,194,752	156,168,950

Capital contribution	—	93,025,000	—	—	93,025,000
Profit attributable to GasLog Ltd.’s operations	—	—	—	14,624,569	14,624,569
Other comprehensive income attributable to GasLog Ltd.’s operations	—	—	—	1,440,590	1,440,590

Total comprehensive income attributable to GasLog Ltd.’s operations	—	—	—	16,065,159	16,065,159

Net contribution to the Partnership	(36,000)	(241,124,880)	5,161,682	(29,259,911)	265,259,109

Owners’ equity	—	—	—	—	—

As described in Note 1, on May 12, 2014, the Partnership completed its IPO and issued (1) 162,358 common units, 9,822,358 subordinated units and all of the incentive distribution rights to GasLog, (2) 400,913 general partner units to the general partner and (3) 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters) at a price of $21.00 per unit. The net proceeds from the IPO amounted to

$186,030,150 after deducting underwriting discount and underwriters’ expenses of $13,729,850 and the equity offering expenses of $3,100,000.

In addition, on September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were approximately $133,005,596. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. The net proceeds from the issuance of the general partner units were $2,846,947.

As of December 31, 2014, the Partnership’s capital consisted of 14,322,358 outstanding common units, 9,822,358 outstanding subordinated units and 492,750 outstanding general partner units.

Cash distribution

On July 30, 2014, the board of directors declared a prorated quarterly cash distribution with respect to the quarter ended June 30, 2014 of $0.20604 per unit. The distribution was prorated for the period beginning on May 12, 2014, which was the closing date of the IPO, and ending on June 30, 2014, and corresponds to a quarterly distribution of $0.375 per outstanding unit, or $1.50 per outstanding unit on an annualized basis. The prorated cash distribution was paid on August 14, 2014 to all unitholders of record as of August 11, 2014.

On October 29, 2014, the board of directors declared a quarterly cash distribution with respect to the quarter ended September 30, 2014 of $0.375 per unit. The quarter ended September 30, 2014 was the Partnership’s first full quarter since the IPO. The cash distribution was paid on November 14, 2014 to all unitholders of record as of November 10, 2014.

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by the general partner and its affiliates, voting as a single class and a majority of the subordinated units voting as a single class; and

•	after the subordination period, the approval of a majority of the outstanding common units voting as a single class.

In voting their common units and subordinated units the general partner and its affiliates will have no fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interests of the Partnership or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve the Partnership’s ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more than 4.9% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes under the partnership agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. The general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The Partnership will hold a meeting of the limited partners every year to elect one or more members of the board of directors and to vote on any other matters that are properly brought before the meeting. The general partner will initially retain the right to appoint four of the directors.

At the 2015 annual meeting, which will be the first annual meeting after the IPO, the common unitholders will elect three of the directors. The three directors elected by the common unitholders at the 2015 annual meeting will be divided into classes to be elected by the common unitholders annually on a staggered basis. Subordinated units will not be voted in the election of the three directors.

General Partner Interest

The partnership agreement provides that the general partner initially will be entitled to 2.0% of all distributions that the Partnership makes prior to its liquidation. The general partner has the right, but not the obligation, to contribute a proportionate amount of capital to the Partnership to maintain its 2.0% general partner interest if the Partnership issues additional units. The general partner’s 2.0% interest, and the percentage of the Partnership’s cash distributions to which it is entitled, will be proportionately reduced if the Partnership issues additional units in the future and the general partner does not contribute a proportionate amount of capital to the Partnership in order to maintain its 2.0% general partner interest. The general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the IPO. The incentive distribution rights may be transferred separately from any other interests, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of the Partnership’s common units (excluding common units held by the general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2019. Any transfer by GasLog of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such right.

The following table illustrates the percentage allocation of the additional available cash from operating surplus in respect to such rights:

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution		$0.375	98.0%	2.0%	0%
First Target Distribution	up to	$0.43125	98.0%	2.0%	0%
	above	$0.43125
Second Target Distribution	up to	$0.46875	85.0%	2.0%	13.0%
	above	$0.46875
Third Target Distribution	up to	$0.5625	75.0%	2.0%	23.0%
Thereafter	above	$0.5625	50.0%	2.0%	48.0%

Subordinated Units

GasLog holds all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $0.375 per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if the Partnership has earned and paid at least $0.375 on each outstanding common and subordinated unit and the corresponding distribution on our general partner’s 2.0% interest for any three consecutive four-quarter periods ending on or after March 31, 2017. After the subordination period ends all subordinated units will convert into common units on a one-for-one basis and the common units will no longer be entitled to arrearages.

8. Borrowings

Borrowings as of December 31, 2013 and 2014 consists of the following:

	At December 31,
	2013	2014
Amounts due within one year	24,188,723	22,500,000
Less: unamortized deferred loan issuance costs	(2,113,937)	(1,500,200)

Borrowings—current portion	22,074,786	20,999,800

Amounts due after one year	370,706,468	457,500,000
Less: unamortized deferred loan issuance costs	(6,789,470)	(5,423,726)

Borrowings—non-current portion	363,916,998	452,076,274

Total	385,991,784	473,076,074

Bank loans:

DnB Bank ASA and Export-Import Bank of Korea:

On March 14, 2012, GAS-three Ltd. and GAS-four Ltd. entered into a loan agreement of up to $272,500,000 with DnB Bank ASA and the Export-Import Bank of Korea, in order to partially finance the acquisition of two LNG vessels. On January 18, 2013 and March 19, 2013, GAS-three Ltd. and GAS-four Ltd. drew down $272,500,000 in total from the loan facility for the financing of the GasLog Shanghai and the GasLog Santiago. Each tranche was repayable in 45 equal quarterly installments, as well as a balloon payment of $40,000,000 due together with the final installment in the first quarter of 2025. In connection with the Partnership’s IPO on May 12, 2014, the credit facility was amended to, among other things, permit GasLog to contribute GAS-three Ltd. and GAS-four Ltd. to the Partnership and add GasLog Partners Holdings LLC, as a guarantor. On November 19, 2014, the outstanding amount of $246,432,264, for both tranches under the credit facility, was fully repaid.

Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC syndicated loan:

On October 3, 2011, GAS-five Ltd. and GasLog’s subsidiary GAS-six Ltd. entered into a loan agreement of up to $277,000,000 with Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC in order to partially finance the acquisition of two LNG vessels. The loan agreement provided for two equal tranches that were drawn on May 24, 2013 and July 19, 2013 for the financing of the GasLog Sydney and the GasLog Skagen. Each tranche was repayable in 23 quarterly installments, together with a final balloon payment of $89,617,647 payable concurrently with the last installments in 2019. In connection with the Partnership’s IPO on May 12, 2014, the credit facility entered was amended to among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney, (2) permit GasLog’s contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd. facility. In connection with these amendments, the Partnership prepaid $82,633,649 of the new GAS-five Ltd. facility with proceeds of the initial public offering. On November 19, 2014, the outstanding amount of $48,225,101 under the GAS-five Ltd. credit facility was fully repaid.

Citibank N.A. London Branch:

On April 1, 2014, in connection with the acquisition of the three LNG carriers from BG Group (Note 3), GasLog signed a loan agreement of $325,500,000 with Citibank, N.A. London Branch

(“Citibank”) acting as security agent and trustee for and on behalf of the other finance parties (the “Citibank Facility”). The loan had a two year maturity without intermediate payments bearing interest at LIBOR plus a margin and was drawn on April 9, 2014, to partially finance the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney. In connection with the closing of the Partnership’s acquisition of the two entities that own the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, the Partnership and GasLog Partners Holdings LLC executed a supplemental deed that, among other things, permitted the Partnership to acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog and added the Partnership and GasLog Partners Holdings LLC as guarantors. The debt of $217,000,000 was assumed by the Partnership for the acquisition of GAS-sixteen Ltd. and GAS-seventeen Ltd. On October 9, 2014, the Partnership prepaid $25,000,000 from a portion of the proceeds of the follow-on equity offering (Note 7). The assumed balance of $192,000,000 was fully repaid on November 19, 2014.

Citibank N.A., London Branch, Nordea Bank Finland PLC London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas:

On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd, GasLog Partners LP and GasLog Partners Holdings LLC entered in a loan agreement with Citibank acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000,000 (the “Credit Facility”) for the purpose of refinancing in full the existing debt facilities. The agreement provides for a single tranche that was drawn on November 18, 2014. The credit facility bears interest at LIBOR plus a margin and is repayable in 20 equal quarterly installments of $5,625,000 each and a final balloon payment of $337,500,000 together with the last quarterly installment in 2019. The balance outstanding as of December 31, 2014 was $450,000,000.

Securities covenants and guarantees

The Credit Facility is secured as follows:

(i)	first priority mortgages over the vessels owned by the borrowers;

(ii)	guarantees from the Partnership and its subsidiary GasLog Partners Holdings LLC;

(iii)	a pledge or a negative pledge of the share capital of the borrowers; and

(iv)	a first priority assignment of all earnings and insurances related to the vessels owned by the borrowers.

The Credit Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the Credit Facility contains covenants requiring that the aggregate fair market value of the vessels securing the facility remains above 120% of the aggregate amount outstanding under the facility. In the event that the value of the vessels falls below the threshold, the Partnership could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact the Partnership’s liquidity.

The Partnership, as corporate guarantor for the Credit Facility is also subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

(i)	the aggregate amount of all unencumbered cash and cash equivalents must be no less than the higher of 3% of total indebtedness or $15,000,000;

(ii)	total indebtedness divided by total capitalization must not exceed 60%;

(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%; and

(iv)

the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The Credit Facility also imposes certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the corporate structure without approval from the lenders.

Compliance with the financial covenants is required on a semi-annual basis.

GasLog Partners was in compliance with the Credit Facility covenants as of December 31, 2014.

Loan from related parties:

Following the IPO on May 12, 2014, the Partnership entered into a $30,000,000 revolving credit facility with GasLog, to be used for general partnership purposes. The credit facility is unsecured and provides for an availability period of 36 months and bears interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest will increase to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. The Partnership drew the whole available amount of the revolving credit facility, into two advances of $25,000,000 and $5,000,000 on November 12, 2014 and November 17, 2014, respectively. Each advance drawn will be repayable within a period of 6 months after the respective drawdown date but is subject to unconditional right of immediate renewal if no repayment is made. As of December 31, 2014, the Partnership did not intend to make a payment within the next twelve months, therefore, the amount was classified as non-current.

Borrowings Repayment Schedule

The maturity table below reflects the principal repayments of the borrowings outstanding as of December 31, 2014 based on their repayment schedules:

At December 31, 2014
Not later than one year	22,500,000
Later than one year and not later than three years	75,000,000
Later than three years and not later than five years	382,500,000
Later than five years	—

Total	480,000,000

The weighted average interest rate, for the above mentioned credit facilities, as of December 31, 2014 was 2.97% (December 31, 2013: 3.90%).

As the Credit Facility bears interest at a variable interest rate, the fair value of the Credit Facility as of December 31, 2014 is equal to the amount outstanding of $450,000,000. The fair value of the revolving credit facility as of December 31, 2014 is $29,760,000.

9. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	At December 31,
	2013	2014
Unearned revenue	7,071,341	11,198,328
Accrued legal and professional fees	43,925	427,884
Accrued management, commercial, administrative fees and other vessel management expenses (Note 13)	162,000	624,532
Accrued crew costs	499,264	1,125,013
Accrued interest	1,397,587	1,522,214
Accrued board of directors fees	—	210,130
Other payables and accruals	197,508	819,273

Total	9,371,625	15,927,374

The unearned revenue of $11,198,328 represents charter hires received in advance in December 2014 relating to January 2015 (December 31 2013: $7,071,341).

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2012	2013	2014
Board of directors’ fees	—	—	673,370
Legal and professional fees	—	42,321	1,079,452
Commercial management fees (Note 13)	—	1,243,500	1,796,500
Administrative fees (Note 13)	—	—	1,417,732
Managers liability insurance	—	—	334,234
Other expenses	30,132	238,804	462,500

Total	30,132	1,524,625	5,763,788

11. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the year ended December 31,
	2012	2013	2014
Management fees and other vessel management expenses (Note 13)	—	1,118,738	2,631,595
Crew wages	—	7,292,871	13,147,127
Technical maintenance expenses	—	1,462,044	2,110,995
Provisions and stores	—	908,080	1,032,846
Insurance expenses	—	811,416	1,741,017
Brokers’ commissions	—	786,123	1,477,188
Other operating expenses	—	717,444	1,796,830

Total	—	13,096,716	23,937,598

12. Net Financial Income and Costs

An analysis of financial income and financial costs is as follows:

	For the year ended December 31,
	2012	2013	2014
Financial income
Financial income	110,109	31,686	33,004

Total financial income	110,109	31,686	33,004

Financial costs
Amortization of deferred loan issuance costs	—	1,697,904	11,347,766
Interest expense on loans	—	8,993,313	13,837,868
Realized loss on cash flow hedges	—	1,384,731	813,374
Other financial costs	606	57,195	1,487,284

Total financial costs	606	12,133,143	27,486,292

During the year ended December 31, 2014, (i) an amount of $9,018,650 representing the write-off of the unamortized deferred loan issuance costs in connection with the repayment of the existing debt facilities (Note 8) is included in Amortization of deferred loan issuance costs and (ii) an amount of $1,232,161 related to termination fees for the aforementioned debt is included in Other financial costs.

13. Related Party Transactions

The Partnership has the following balances with related parties which are included in the combined and consolidated statements of financial position:

Amounts due from related parties

	December 31,
	2013	2014
Due from GasLog	18,151	—

Total	18,151	—

	December 31,
	2013	2014
Amount due to related parties
Due to GasLog LNG Services Ltd.(a)	3,918,098	982,668
Due to GasLog(b)	—	1,368,144
Due to GasLog Carriers Ltd.(c)	20,756,019	—

Total	24,674,117	2,350,812

(a)

The balance of $982,668 represents payments made by the Manager to cover operating expenses of the Partnership of $919,483 (December 31, 2013: $3,790,231) as well as amounts owed for management services of $63,185 (December 31, 2013: $127,867).

(b)

The balance of $1,368,144 represents outstanding commercial management and administrative fees as well as payments made by GasLog on behalf of the Partnership that remain outstanding as of December 31, 2014.

(c)

The 2013 balance of $20,756,019 consists of (a) $9,800,000 dividend declared in December 2013 and (b) $10,956,019 paid by GasLog Carriers Ltd., to provide the Partnership with funding to cover expenses during the construction period.

Loans due to related parties

	December 31,
	2013	2014
At January 1, 2014	—	—
Loan advances drawn during the year	—	30,000,000

At December 31, 2014	—	30,000,000

The details of the $30,000,000 revolving credit facility with GasLog are disclosed in Note 8.

The Partnership had the following transactions with related parties which have been included in the consolidated statements of profit or loss for the years ended December 31, 2012, 2013 and 2014:

Company	Details	Account	2012	2013	2014
Costs capitalized to vessel cost:
GasLog LNG Services Ltd.	Construction supervision fees(i)	Vessels	2,479,988	876,789	—
GasLog LNG Services Ltd.	Pre-delivery management fees(ii)	Vessels	90,000	171,000	—
GasLog LNG Services Ltd.	Ship management system (“SMS” fee)(i)	Vessels	—	420,000	—
Costs expensed:
GasLog Ltd.	Commercial management fee(iii)	General and administrative expenses	—	1,243,500	1,796,500
GasLog Ltd.	Administrative services fee(iv)	General and administrative expenses	—	—	1,417,732
GasLog LNG Services Ltd.	Management fees and other vessel management expenses(v)	Vessel operating costs	—	1,118,738	2,631,595
GasLog LNG Services Ltd.	Other vessel operating costs	Vessel operating costs	—	40,320	91,230
GasLog Ltd.	Interest on revolving credit facility (Note 8)	Interest expense	—	—	200,694

(i)	Shipbuilding Supervision

The Manager charged the vessel owning companies shipbuilding supervision fees pursuant to the shipbuilding supervision contracts that were signed on June 2, 2010 with respect to GAS-three Ltd. and GAS-four Ltd. and on March 31, 2011 with respect to GAS-five Ltd. In accordance with the shipbuilding supervision contracts, the Manager was appointed as the supervisor of the construction of the vessels under the relevant shipbuilding contracts until the successful delivery of each vessel. Monthly charge rates for the site inspection team varied from $12,500 to $18,500 according to the level of seniority of the inspectors.

Pursuant to the shipbuilding supervision contracts, the vessel owning companies entered into a professional consulting services contract with the Manager. The professional consulting services contract provides that the Manager will be paid a one off fee of $130,000 in exchange for the development and installation of a ship management system for each vessel. In addition the Manager charged the vessel owning companies an additional fee of $10,000 per vessel with respect to the preparation and verification of the aforementioned system.

(ii)	Pre-delivery Management Fees

GasLog LNG Services charged the vessel owning companies pre-delivery management fees of a monthly charge of $22,500 for approximately four months prior to each vessel’s delivery date for management services relating to the vessel’s supervision provided during the same period.

(iii)	Commercial Management Agreements

On July 19, 2013, GAS-five Ltd., and on August 28, 2013, GAS-three Ltd. and GAS-four Ltd., entered into commercial management agreements with GasLog (the “Pre-IPO Commercial Management Agreements”) that were amended upon completion of the IPO. Pursuant to the Pre-IPO Commercial Management Agreements, GasLog provided commercial management services relating to the operation of the vessels, including and not limited to negotiation of the vessels’ possible employment, assessing market conditions on specific issues, keeping proper accounting records and handling and advising on claims or disputes. The annual commercial management fee was $540,000 for each vessel payable quarterly in advance in lump sum amounts. The fair value of the services for the period from each vessel’s delivery date to the effective date of the commercial management agreements for which no fees were paid have been recorded as Capital contributions-contributed services and included in general and administrative expenses.

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts. The same provisions are included in the commercial management agreements that GAS-sixteen Ltd. and GAS-seventeen Ltd. entered into with the GasLog upon the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth into GasLog’s fleet on April 10, 2014, as amended on September 29, 2014 (together with the Amended Commercial Management Agreements, the “Commercial Management Agreements”).

(iv)	Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement will be provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog will receive a service fee of $588,000 per vessel per year in connection with providing services under this agreement.

(v)	Ship Management Agreements

On August 16, 2010, GAS-three Ltd. and GAS-four Ltd., and on March 31, 2011, GAS-five Ltd., entered into ship management agreements (“Pre-IPO Ship Management Agreements”) with GasLog LNG Services that were amended upon completion of the IPO. The Pre-IPO Ship Management Agreements provided for the following:

•

Management Fees—A fixed monthly charge of $30,000 per vessel was payable by the Partnership to the Manager for the provision of management services such as crew, operational and technical management, procurement, accounting, budgeting and reporting, health, safety, security and environmental protection, insurance arrangements, sale or purchase of vessels, general administration and quality assurance.

•	Superintendent Fees—A fee of $1,000 per day was payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels.

•	Share of General Expenses—A monthly lump sum amounting to 11.25% of the Management Fee was payable to the Manager during the term of this agreement.

•

Annual Incentive Bonus—Annual Incentive Bonus might be payable to the Manager, at the Partnership’s discretion, for remittance to the crew of an amount of up to $72,000 based on Key Performance Indicators predetermined annually.

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46,000 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1,000 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72,000 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd. and GAS-seventeen Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth into GasLog’s fleet on April 10, 2014, as amended on September 29, 2014 (together with the Amended Ship Management Agreements, the “Ship Management Agreements”).

(vi)	Omnibus Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The omnibus agreement governs among other things (i) when and the extent to which the Partnership and GasLog may compete against each other, (ii) the time and the value at which the Partnership may exercise the right to purchase certain offered vessels by GasLog (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog’s provisions of certain indemnities to the Partnership. On September 29, 2014, the Partnership exercised the option to acquire the Methane Rita Andrea and the Methane Jane Elizabeth.

14. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of December 31, 2013 and 2014, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extent the terms of the charters are not accounted for):

	At December 31,
	2013	2014
Not later than one year	83,259,344	127,906,295
Later than one year and not later than three years	168,551,290	265,920,729
Later than three years and not later than five years	120,206,041	137,607,528
More than five years	11,894,721	6,640,750

Total	383,911,396	538,075,302

Following the acquisition of the Methane Rita Andrea and the Methane Jane Elizabeth, the Partnership, through its subsidiaries GAS-sixteen Ltd. and GAS-seventeen Ltd., is counter guarantor for the acquisition from BG Group of 2/6 of depot spares with an aggregate value of $6,000,000. These spares should be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the combined and consolidated financial statements.

15. Financial Risk Management

The Partnership’s activities expose it to a variety of financial risks, including market price risk, liquidity risk and credit risk. The Partnership’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Partnership’s financial performance. The Partnership makes use of derivative financial instruments such as interest rate swaps to mitigate certain risk exposures.

Market risk

Interest rate risk: Interest rate risk is the risk that interest costs will fluctuate due to changes in market interest rates. The Partnership’s financial income and operating cash flows fluctuate based on changes in market interest rates as the Partnership has loans that bear interest at floating rates. The Partnership uses interest rate swaps to manage its exposure to interest rate movements on bank borrowings. At December 31, 2014, the Partnership has not hedged any of its future variable rate interest exposure relating to its outstanding borrowings by swapping the variable rate for a fixed rate (December 31, 2013: 78.9%).

The fair value of the swaps at December 31, 2014 was nil as all of them were terminated (December 31, 2013: net liability of $4,058,897). The effective movement in the fair value of the interest rate swaps designated as cash flow hedging instruments (Note 17) amounted to a loss of $309,593 (December 31, 2013: $3,776,876 gain) was recognized directly in the combined and consolidated statement of changes in owners’/partners’ equity.

Interest rate sensitivity analysis: The interest rate swap agreements described above were subject to market risk as they were recorded at fair value in the combined and consolidated statements of financial position. The fair value of net interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. At December 31, 2013, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to approximately $1,140,237. This amount would have affected the other comprehensive income by $511,219 and the (loss)/gain on interest rate swaps by $629,018. During the year ended December 31, 2014, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the increase/(decrease), respectively, in interest expense on the at that time un-hedged portion of the Partnership’s loans would have amounted to approximately $258,938 (2013: $72,570 and 2012: $0).

Currency Risk: Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership’s functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros. The Partnership does not hedge movements in exchange rates but management monitors the exchange rate fluctuations on a continuous basis. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit and cash flows during the year ended December 31, 2014 by $1,171,245, based upon our expenses during the year (2013: $668,304 and 2012:$0).

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses.

The Partnership manages its liquidity risk by having secured credit lines and by receiving capital contributions to fund its commitments and by maintaining cash and cash equivalents.

The following tables detail the Partnership’s expected cash flows for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Partnership can be required to pay. The table includes both interest and principal cash flows. Variable future interest payments were determined based on an average LIBOR plus the margins applicable to the Partnership’s loans at the end of each year presented.

	Weighted- average effective interest rate	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2014
Trade accounts payable		924,800	275,151	471,991	—	—	1,671,942
Due to related parties		919,483	1,431,329	—	—	—	2,350,812
Other payables and accruals		12,533,473	3,393,902	—	—	—	15,927,375
Other non-current liabilities		—	—	—	53,148	—	53,148
Variable interest loans	2.83%	—	7,356,966	26,288,395	471,583,450	—	505,228,811
Fixed interest loans		—	375,000	1,340,000	32,490,000	—	34,205,000

Total		14,377,756	12,832,348	28,100,386	504,126,598	—	559,437,088

December 31, 2013
Trade and other accounts payable		200,599	210,554	293,640	—	—	704,793
Due to related parties		3,918,098	—	20,756,019	—	—	24,674,117
Other payables and accruals		7,925,030	1,446, 595	—	—	—	9,371,625
Variable interest loans	2.76%	—	7,770,520	26,201,643	309,103,747	94,854,134	437,930,044

Total		12,043,727	9,427,669	47,251,302	309,103,747	94,854,134	472,680,579

The amounts included above for variable interest rate instruments is subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The following table details the Partnership’s expected cash flows for its derivative financial liabilities. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the derivatives.

	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2014
Cash flow interest rate swap	—	—	—	—	—	—

Total	—	—	—	—	—	—

December 31, 2013
Cash flow interest rate swap	279,036	867,283	3,161,047	173,016	—	4,480,382

Total	279,036	867,283	3,161,047	173,016	—	4,480,382

The Partnership expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year end and the cash generated by operating activities. The Partnership expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Partnership is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Partnership deals exclusively with financial institutions and customers with high credit ratings.

	At December 31,
	2013	2014
Cash	14,403,785	27,188,095
Short-term investments	1,500,000	17,700,000
Trade and other receivables	153,967	1,079,325

For the years ended December 31, 2013 and December 31, 2014, all of the Partnership’s revenue was earned from one customer, a subsidiary of BG Group and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership’s counterparty and the fact that the hire is being collected in advance. The Partnership did not experience significant credit losses on its accounts receivable portfolio during the years ended December 31, 2013 and December 31, 2014. The carrying amount of financial assets recorded in the combined and consolidated financial statements represents the Partnership’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Partnership’s counterparty.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

16. Capital Risk Management

The Partnership’s objectives when managing capital are to safeguard the Partnership’s ability to continue as a going concern and to pursue future growth opportunities. Among other metrics, the Partnership monitors capital using a debt to capitalization ratio, which is total debt divided by total equity plus total debt. The total debt to capitalization ratio is as follows:

	December 31,
	2013	2014
Borrowings—current portion	22,074,786	20,999,800
Borrowings—non-current portion	363,916,998	452,076,274

Total debt	385,991,784	473,076,074
Total owners’/partners’ equity	156,168,950	408,140,614

Total capitalization	542,160,734	881,216,688

Total debt/total capitalization ratio	71.20%	53.68%

17. Derivative Financial Instruments

Interest rate swap agreements

The fair value of the derivative assets is as follows:

	December 31,
	2013	2014
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	799,926	—

Total	799,926	—

Derivative financial instruments, non-current asset	799,926	—

Total	799,926	—

The fair value of the derivative liabilities is as follows:

	December 31,
	2013	2014
Derivative liabilities designated and effective as hedging instruments carried at fair value
Interest rate swaps	2,816,370	—
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	2,042,453	—

Total	4,858,823	—

Derivative financial instruments, current liability	4,233,398	—
Derivative financial instruments, non-current liability	625,425	—

Total	4,858,823	—

Interest rate swap agreements

The Partnership entered into fixed cash flow interest rate swap agreements which converted the floating interest rate exposure into a fixed interest rate in order to hedge a portion of its exposure to fluctuations in prevailing market interest rates. Under these swap transactions, the bank counterparty effected quarterly floating-rate payments to the Partnership for the notional amount based on the three-month U.S. dollar LIBOR, and the Partnership effected quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2013	December 31, 2014
GAS-five Ltd.(1)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	58,235,293	—
GAS-five Ltd.(2)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	72,794,117	—

						131,029,410	—

(1)

The Partnership terminated the swap agreement on May 8, 2014 by paying its fair value on that date being $1,501,369 plus accrued interest of $198,604 from the IPO proceeds. The cumulative loss of $1,112,891 from the period that hedging was effective was recycled to the profit or loss as a result of the debt being repaid in the year ended December 31, 2014.

(2)

The Partnership decreased the notional amount of the swap agreement by $21,935,119 on May 8, 2014 by paying the fair value of the reduced amount on that date being $512,302 plus accrued interest of $72,594. The cumulative loss of $356,204 from the period that hedging was effective was recycled to the profit or loss in the year ended December 31, 2014. Subsequently, the hedge accounting for the remaining portion was discontinued because the effectiveness criteria were not met.

The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of December 31, 2013.

For the year ended December 31, 2014, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to a loss of $309,593 has been recognized in other comprehensive income (December 31, 2013: profit of $3,776,876).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2013	December 31, 2014
GAS-three Ltd.(1)	DNB Bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	90,234,360	—
GAS-four Ltd.(1)	DNB Bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	90,234,360	—
GAS-five Ltd.(2)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	—	—

						180,468,720	—

(1)

In 2013, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedges were effective, that was recycled to profit or loss for the year ended December 31, 2014 was $885,901 (December 31, 2013: $654,964). The Partnership terminated these swap agreements in November 2014 by paying their fair value on that date being $1,558,905 plus accrued interest of $171,688. The unamortized cumulative loss of $2,345,623 from the period that hedging was effective was recycled to the profit or loss as a result of the debt being repaid.

(2)

In 2014, hedge accounting for this interest rate swap was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedge was effective, that was recycled to profit or loss for the year ended December 31, 2014 was $108,460. The Partnership terminated the swap agreement in November 2014 by paying its fair value on that date being $1,061,736 plus accrued interest of $173,349. The unamortized cumulative loss of $662,196 from the period that hedging was effective was recycled to the profit or loss as a result of the debt being repaid.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the year ended December 31, 2014 amounted to a loss of $265,822 (December 31, 2013: $3,575,361 gain), which was recognized against earnings in the period incurred and is included in Gain/(loss) on interest rate swaps.

An analysis of Gain/(loss) on interest rate swaps is as follows:

	For the year ended December 31,
	2012	2013	2014
Inception loss for cash flow hedges	(931,400)	—	—
Realized loss on interest rate swaps held for trading	—	(1,900,952)	(2,341,143)
Unrealized gain/(loss) on interest rate swaps held for trading	—	3,575,361	(265,822)
Recycled loss of cash flow hedges reclassified to profit or loss	—	(654,964)	(5,471,275)
Ineffective portion on cash flow hedges	(9,032)	16,742	—

Total (loss)/gain on interest rate swaps	(940,432)	1,036,187	(8,078,240)

Fair value measurements

The fair value of the Partnership’s financial assets and liabilities approximate to their carrying amounts at the balance sheet date.

The Partnership uses its judgment to make assumptions that are primarily based on market conditions for the estimation of the counterparty risk and the Partnership’s own risk that are considered for the calculation of the fair value of the interest rate swaps. The interest rate swaps met Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement, as of December 31, 2013. However, as of December 31, 2014, the Partnership had no outstanding interest rate swaps. There were no financial instruments in Levels 1 or 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the levels, provided by IFRS 13 Fair Value Measurement, are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

18. Earnings Per Unit

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the partnership agreement as generally described in Note 7 above.

Basic earnings per unit is determined by dividing net income reported at the end of each period by the weighted average number of units outstanding during the period. Diluted earnings per unit is equal to basic earnings per unit since there are no potential ordinary units assumed to have been converted in common units.

On May 12, 2014, the Partnership completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. In addition, on September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units. In connection with this offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the year ended December 31,
	2012	2013	2014
(Loss)/profit for the year	(861,061)	26,218,242	29,168,698
Less:
Loss/(profit) attributable to GasLog’s operations*	861,061	(26,218,242)	(14,624,569)

Partnership’s profit	—	—	14,544,129

Partnership’s profit attributable to:
Common unitholders	—	—	8,713,197
Subordinated unitholders	—	—	5,540,049
General partner	—	—	290,883
Weighted average units outstanding (basic and diluted)
Common units	—	—	11,618,495
Subordinated units	—	—	9,822,358
General partner units	—	—	437,569
Earnings per unit (basic and diluted)
Common unitholders	—	—	0.75
Subordinated unitholders	—	—	0.56
General partner	—	—	0.66

*	Represents loss/(profits) earned prior to the Partnership’s IPO on May 12, 2014 and the profits of GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. Whilst these profits are reflected in the Partnership’s financial statements because the transfers to the Partnership reflect a reorganization of entities under common control (Note 1), such amounts are not attributable to the Partnership’s operations.

19. Taxation

Under the laws of the countries of the Partnership’s incorporation and the vessels’ registration, the Partnership is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are included in vessel operating costs in the combined and consolidated statement of profit or loss.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Partnership, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The Partnership did not qualify for this exception for the three years ended December 31, 2014. During these years, the Partnership has not made any U.S. port calls, and hence did not have U.S. source gross transportation income.

20. Subsequent Events

On January 28, 2015, the board of directors of GasLog Partners approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 214, of $0.4345 per unit, representing a 16% increase above the existing minimum quarterly distribution. The cash distribution was paid on February 12, 2015, to all unitholders of record as of February 9, 2015. The aggregate amount of the declared distribution was $10.72 million.