Form 20-F
period 2015-12-31
GasLog Partners LP
filed 2016-02-12
CIK 1598655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Partners LP

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

(Address of principal executive offices)

Nicola Lloyd, General Counsel
c/o GasLog Monaco S.A.M.
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

As of December 31, 2015, there were 21,822,358 Partnership common units outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.      Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).      Yes ☐ No ☒

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

•

“GasLog Partners”, the “Partnership”, “we”, “our”, “us” or similar terms refer to GasLog Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates;

•	“GasLog”, depending on the context, refers to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, other than GasLog Partners;

•	“our general partner” refers to GasLog Partners GP LLC, the general partner of GasLog Partners and a wholly owned subsidiary of GasLog;

•	“GasLog LNG Services” refers to GasLog LNG Services Ltd. a wholly owned subsidiary of GasLog;

•	“GasLog Carriers” refers to GasLog Carriers Ltd.;

•	“GasLog Partners Holdings” refers to GasLog Partners Holdings LLC;

•	“Ceres Shipping” refers to Ceres Shipping Ltd.;

•

“BG Group” refers to BG Group plc; “MSL” refers to Methane Services Limited, a subsidiary of BG Group, the acquisition of which by Royal Dutch Shell plc was approved in shareholder meetings held on January 27 and 28, 2016; “Samsung” refers to Samsung Heavy Industries Co. Ltd.; “Hyundai” refers to Hyundai Heavy Industries Co., Ltd.; and “Shell” refers to Royal Dutch Shell plc, or, in each case, any one or more of their subsidiaries or to such entities collectively;

• “LNG” refers to liquefied natural gas;

•	“dollars” and “$” refer to, and amounts are presented in, U.S. dollars; and

•	“cbm” refers to cubic meters.

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the Securities and Exchange Commission, or the “SEC”, other information sent to our security holders, and other written materials. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this annual report or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

ii

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•	our ability to enter into time charters with new and existing customers;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•	our ability to purchase vessels from GasLog in the future;

•

our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the Sponsor Credit Facility (as defined below) and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	our ability to maintain long-term relationships with major energy companies;

•

our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies, and standards imposed by our charterers applicable to our business;

•	risks inherent in ship operation, including the discharge of pollutants;

•	GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation;

•	our business strategy and other plans and objectives for future operations;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

iii

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

Certain numerical figures included in the below tables have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

A.1. IFRS Common Control Reported Results

The following table presents, in each case for the periods and as of the dates indicated, selected historical financial and operating data. The selected historical financial data as of December 31, 2014 and 2015 and for each of the years in the three year period ended December 31, 2015 has been derived from our audited combined and consolidated financial statements included in “Item 18. Financial Statements”. The historical financial data as of December 31, 2013 and 2012 and for the year ended December 31, 2012 is a summary of and is derived from our audited combined and consolidated financial statements which are not included in this report. The financial statements have been prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.

Prior to the closing of our initial public offering, or “IPO”, we did not own any vessels. The following presentation assumes that our business was operated as a separate entity prior to its inception. For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results. The annual combined and consolidated financial statements and our historical financial and operating data under “IFRS Common Control Reported Results” include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014 and the transfer of three vessels from GasLog to the Partnership in July 2015 were each accounted for as a reorganization of entities under common control under IFRS.

	Year Ended December 31,
	2012	2013	2014	2015
	(in thousands of U.S. dollars)
STATEMENT OF PROFIT OR LOSS
Revenues	$—	$64,143	$158,170	$199,689
Vessel operating costs	—	(12,311)	(30,752)	(42,788)
Voyage expenses and commissions	—	(786)	(2,028)	(2,442)
Depreciation	—	(12,238)	(33,931)	(44,253)
General and administrative expenses	(30)	(1,525)	(6,382)	(10,986)

(Loss)/profit from operations	(30)	37,283	85,077	99,220

Financial costs	(1)	(12,133)	(33,393)	(27,202)
Financial income	110	32	40	26
(Loss)/gain on interest rate swaps	(940)	1,036	(8,078)	—

Total other expenses, net	(831)	(11,065)	(41,431)	(27,176)

(Loss)/profit for the year	$(861)	$26,218	$43,646	$72,044

(Loss)/profit attributable to GasLog’s operations(1)	$(861)	$26,218	$29,102	$7,004
Partnership’s profit(1)	$—	$—	$14,544	$65,040
EARNINGS PER UNIT ATTRIBUTABLE TO THE PARTNERSHIP(2)
Common units	$—	$—	$0.75	$2.38
Subordinated units	$—	$—	$0.56	$1.85
General partner units	$—	$—	$0.66	$2.28

	As of December 31,
	2012	2013	2014	2015
	(in thousands of U.S. dollars)
STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$2	$14,404	$47,242	$60,402
Short-term investments	—	—	21,700	—
Vessels	—	562,531	1,311,857	1,274,734
Vessels under construction	118,482	—	—	—
Total assets	128,765	581,770	1,388,164	1,347,170
Borrowings—current portion	—	22,075	21,000	325,768
Borrowings—non-current portion	—	363,917	775,537	415,723
Total equity	106,629	156,169	554,304	578,177
NUMBER OF UNITS OUTSTANDING
General Partner units	—	—	492,750	645,811
Common units	—	—	14,322,358	21,822,358
Subordinated units	—	—	9,822,358	9,822,358

	Year Ended December 31,
	2012	2013	2014	2015
	(in thousands of U.S. dollars)
CASH FLOW DATA
Net cash (used in)/provided by operating activities	$(110)	$32,159	$109,598	$113,230
Net cash provided by/(used in) investing activities	110	(454,263)	(807,766)	14,592
Net cash provided by/(used in) financing activities	—	436,506	731,005	(114,662)

	Year Ended December 31,
	2012	2013	2014	2015
FLEET DATA*
Number of LNG carriers at end of period	—	3	8	8
Average number of LNG carriers during period	—	2.3	6.1	8
Average age of LNG carriers (years)	—	0.76	5.7	6.7
Total calendar days of fleet for the period	—	833	2,230	2,920
Total operating days of fleet for the period(3)	—	833	2,222	2,855

*	The Fleet Data above is calculated consistent with our IFRS Common Control Reported Results.

	Year Ended December 31,
	2012	2013	2014		2015
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
EBITDA(4)	$(30)	$49,521	$119,008		$143,473
Adjusted EBITDA(4)	(42)	49,559	118,875		143,523
Capital expenditures:
Payment for vessels and vessel additions	—	452,792	787,601		7,142
Distributable cash flow(4)	N/A	N/A	27,118		72,310
Cash distributions declared	N/A	9,800	21,219	(5)	51,192	(6)
Cash distributions paid	N/A	—	23,169	(5)	59,042	(6)

A.2. Partnership Performance Results

The financial and operating data below exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the Partnership was not entitled to the cash or results generated in the periods prior to such transfers. The Partnership Performance Results are non-GAAP financial measures that the Partnership believes provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership because such presentation is consistent with the calculation of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership.

	Year Ended December 31,
	2012	2013	2014	2015
	(in thousands of U.S. dollars)
PARTNERSHIP PERFORMANCE STATEMENT OF PROFIT OR LOSS
Revenues(4)	$—	$—	$65,931	$168,927
Vessel operating costs(4)	—	—	(12,226)	(33,656)
Voyage expenses and commissions(4)	—	—	(817)	(2,102)
Depreciation(4)	—	—	(13,352)	(35,981)
General and administrative expenses(4)	—	—	(4,591)	(10,383)

Profit from operations(4)	—	—	34,945	86,805

Financial costs(4)	—	—	(15,206)	(21,789)
Financial income(4)	—	—	23	24
Loss on interest rate swaps(4)	—	—	(5,218)	—

Total other expenses, net(4)	—	—	(20,401)	(21,765)

Partnership’s profit(1)(4)	$—	$—	$14,544	$65,040

	Year Ended December 31,
	2012	2013	2014	2015
PARTNERSHIP PERFORMANCE FLEET DATA*
Number of LNG carriers at end of period	—	—	5	8
Average number of LNG carriers during period	—	—	2.4	6.5
Average age of LNG carriers (years)	—	—	4.5	6.7
Total calendar days of fleet for the period	—	—	885	2,377
Total operating days of fleet for the period(3)	—	—	885	2,377

*	The Partnership Performance Fleet Data above is calculated consistent with our Partnership Performance Results.

	Year Ended December 31,
	2012	2013	2014		2015
	(in thousands of U.S. dollars)
OTHER PARTNERSHIP PERFORMANCE FINANCIAL DATA
EBITDA(4)	$—	$—	$48,297		$122,786
Adjusted EBITDA(4)	—	—	48,156		122,842
Distributable cash flow(4)	—	—	27,118		72,310
Cash distributions declared	—	—	13,369	(7)	51,192	(8)
Cash distributions paid	—	—	13,369	(7)	51,192	(8)

(1)	See Note 19 to our audited combined and consolidated financial statements included elsewhere in this annual report.

(2)

As disclosed in Note 1 to our audited combined and consolidated financial statements, on May 12, 2014, the Partnership completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. On September 29, 2014, the Partnership completed a follow-on public offering of 4,500,000 common units. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On June 26, 2015, the Partnership completed a follow-on public offering of 7,500,000 common units. In connection with this offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. Earnings per unit is presented for the periods in which the units were outstanding.

(3)

The operating days for our fleet are the total number of days in a given period that the vessels were in our possession less the total number of days off-hire not recoverable from the insurers. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(4)	Non-GAAP Financial Measures

Partnership Performance Results. As described above, our IFRS Common Control Reported Results are derived from the combined and consolidated financial statements of the Partnership.

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. (the owners of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, respectively) for the period prior to the closing of the IPO, GAS-sixteen Ltd. and GAS-seventeen Ltd. (the owners of the Methane Rita Andrea and the Methane Jane Elizabeth, respectively) for the period prior to their transfer to the Partnership on September 29, 2014 and the amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s reported financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control under IFRS, (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the closing of the IPO, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014 and (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

The Partnership Performance Results are non-GAAP financial measures. GasLog Partners believes that these financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership because such presentation is consistent with the calculation of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent

GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

For the years ended December 31, 2012 and 2013, prior to the Partnership’s incorporation, no results were attributable to the Partnership.

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

	Year Ended December 31, 2014			Year Ended December 31, 2015
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
	(in thousands of U.S. dollars)
STATEMENT OF PROFIT OR LOSS
Revenues	$92,239	$65,931	$158,170	$30,762	$168,927	$199,689
Vessel operating costs	(18,526)	(12,226)	(30,752)	(9,132)	(33,656)	(42,788)
Voyage expenses and commissions	(1,211)	(817)	(2,028)	(340)	(2,102)	(2,442)
Depreciation	(20,579)	(13,352)	(33,931)	(8,272)	(35,981)	(44,253)
General and administrative expenses	(1,791)	(4,591)	(6,382)	(603)	(10,383)	(10,986)

Profit from operations	50,132	34,945	85,077	12,415	86,805	99,220

Financial costs	(18,187)	(15,206)	(33,393)	(5,413)	(21,789)	(27,202)
Financial income	17	23	40	2	24	26
Loss on interest rate swaps	(2,860)	(5,218)	(8,078)	—	—	—

Total other expense	(21,030)	(20,401)	(41,431)	(5,411)	(21,765)	(27,176)

Profit for the year	$29,102	$14,544	$43,646	$7,004	$65,040	$72,044

EBITDA and Adjusted EBITDA. We define EBITDA as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. EBITDA and Adjusted EBITDA which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as our investors, to assess our operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted EBITDA assist our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gains/losses on interest rate swaps, taxes, depreciation and amortization, and in the case of Adjusted EBITDA, foreign exchange gains/losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

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

EBITDA and Adjusted EBITDA exclude some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA and Adjusted EBITDA to profit/(loss), the most directly comparable IFRS financial measure, for the periods presented.

EBITDA and Adjusted EBITDA are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog as set out in the reconciliation above.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

	IFRS Common Control Reported Results Year ended December 31,				Partnership Performance Results Year ended December 31,
	2012	2013	2014	2015	2012	2013	2014	2015
	(in thousands of U.S. dollars)
(Loss)/Profit for the year	$(861)	$26,218	$43,646	$72,044	$—	$—	$14,544	$65,040
Financial income	(110)	(32)	(40)	(26)	—	—	(23)	(24)
Financial costs	1	12,133	33,393	27,202	—	—	15,206	21,789
Loss/(gain) on interest rate swaps	940	(1,036)	8,078	—	—	—	5,218	—
Depreciation	—	12,238	33,931	44,253	—	—	13,352	35,981

EBITDA	(30)	49,521	119,008	143,473	—	—	48,297	122,786

Foreign exchange (gains)/losses	(12)	38	(133)	50	—	—	(141)	56

Adjusted EBITDA	$(42)	$49,559	$118,875	$143,523	$—	$—	$48,156	$122,842

Distributable cash flow. Distributable cash flow means Adjusted EBITDA (Partnership Performance Results), after considering cash interest expense for the period, including realized loss on interest rate swaps and excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies.

Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to profit/(loss), profit/(loss) from operations, earnings per units or any other measure of operating performance presented in accordance with IFRS.

The table below reconciles Distributable cash flow and Cash distributions declared to Adjusted EBITDA (Partnership Performance Results).

Reconciliation of Distributable Cash Flow to Profit:

	Partnership Performance Results Year ended December 31,
	2014	2015
	(in thousands of U.S. dollars)
Adjusted EBITDA (Partnership Performance Results)*	$48,156	$122,842
Cash interest expense including realized loss on swaps and excluding amortization of loan fees	(9,912)	(19,484)
Drydocking capital reserve	(2,621)	(8,338)
Replacement capital reserve	(8,505)	(22,710)

Distributable cash flow	27,118	72,310

Other reserves**	(3,032)	(16,123)

Cash distributions***	$24,086	$56,187

*	See table above for reconciliation of Adjusted EBITDA (Partnership Performance Results) to Profit for the year.

**

Refers to reserves (other than the drydocking and replacement capital reserves) which have been established for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

***	Refers to cash distributions made since the Partnership’s IPO. It excludes payments of dividends due to GasLog before vessels’ drop-down to the Partnership.

(5)

Does not reflect a distribution of $10.72 million declared in January 2015 in respect of the fourth quarter of 2014. Cash distribution paid includes $9.80 million dividend due to GasLog which was declared in 2013 and excludes $7.85 million dividend due to GasLog which was declared in 2014, in both cases prior to the contribution of the relevant vessels to the Partnership.

(6)

Does not reflect a distribution of $15.71 million declared in January 2016 in respect of the fourth quarter of 2015. Cash distribution paid includes $7.85 million dividend due to GasLog which was declared in 2014 prior to the contribution of the relevant vessels to the Partnership.

(7)	Does not reflect a distribution of $10.72 million declared in January 2015 and paid in February 2015, in respect of the fourth quarter of 2014.

(8)	Does not reflect a distribution of $15.71 million declared in January 2016 and paid in February 2016, in respect of the fourth quarter of 2015.

B. Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2015:

This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and our combined and consolidated financial statements and the notes thereto included in “Item 18. Financial Statements”.

As of December 31, 2015
(in thousands of U.S. dollars)
Debt:(1)
Borrowings—current portion	$325,768
Borrowings—non-current portion	415,723

Total debt	741,491

Partners’ Equity:
Common unitholders: 21,822,358 units issued and outstanding	507,433
Subordinated unitholders: 9,822,358 units issued and outstanding	59,786
General partner: 645,811 units issued and outstanding	8,842
Incentive distribution rights	2,116

Total Partners’ Equity	578,177

Total capitalization	$1,319,668

(1)

All of our bank debt has been incurred by our vessel owning subsidiaries. Our indebtedness, other than our Sponsor Credit Facility, is secured by mortgages on our owned ships and is guaranteed by the Partnership and an intermediate holding company for the Partnership. The $15.0 million outstanding under the Sponsor Credit Facility provided by GasLog is also included in the non-current debt. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities” for more information about our credit facilities.

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

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.375 per unit on our common units, subordinated units and general partner units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;

•	the continued availability of natural gas production, liquefaction and regasification facilities;

•	the price and demand for natural gas and oil;

•	the level of our operating costs, such as the cost of crews, vessel maintenance and insurance;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of vessels;

•	the supply of LNG carriers;

•	prevailing global and regional economic and political conditions;

•	changes in local income tax rates;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur to fund future acquisitions, including if we exercise our options to purchase any additional vessels from GasLog;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings; and

•

the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors, which cash reserves are not subject to any specified maximum dollar amount.

The amount of cash we generate from our operations may differ materially from our profit or loss for a specified period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods in which we record losses and may not make cash distributions during periods when we record a profit.

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

We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures from operating surplus totaled $31.05 million for the year ended December 31, 2015. We estimate that future maintenance and replacement capital expenditures will average approximately $38.74 million per full year, including potential costs related to replacing current vessels at the end of their useful lives. Maintenance and replacement capital expenditures include capital expenditures associated with (i) the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or drydocking) and (ii) modifying an existing vessel or acquiring a new vessel, to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	the size of our fleet;

•	the cost of replacement vessels;

•	length of charters;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment;

•	competitive standards; and

•	the age of our ships.

Significant capital expenditures, including to maintain and replace, over the long-term, the operating capacity of our fleet, may reduce or eliminate the amount of cash available for distribution to our unitholders. Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus (as defined in our partnership agreement). The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our conflicts committee at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

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

Our fleet consists of eight LNG carriers that are in operation. If any of our ships is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified during the period prior to acquisition of additional vessels, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our eight LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows.

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

We rely exclusively on the cash flow generated from charters for our LNG vessels. Due to our lack of diversification, an adverse development in the LNG transportation industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our ships are not under charter or nearing the end of their charters, than if we maintained more diverse assets or lines of businesses.

We currently derive all of our revenues from a single customer and will continue to depend on one customer for nearly all of our revenues after our expected acquisition of additional vessels from GasLog. This customer was recently acquired by another energy company which could impact our ability to maintain our relationship with this customer. The loss of this customer would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently derive all of our revenues from one customer, MSL, a subsidiary of BG Group. Following the expected acquisition of additional vessels from GasLog, MSL will continue to be a key customer, as at least seven of the vessels over which we have options to acquire from GasLog, will be chartered to MSL. In addition, two of the vessels that we will have options to acquire from

GasLog have been or will be chartered to a subsidiary of Shell. Shell’s acquisition of BG Group is expected to become effective on February 15, 2016. Although MSL’s contractual obligations under the charter agreements are not impacted by the acquisition, we cannot provide assurance that we and GasLog will be able to maintain our business relationship with BG Group following its integration into Shell. In addition, the combination of BG Group and Shell could increase our future customer concentration because all of the vessels we have the right to acquire from GasLog are chartered to subsidiaries of BG Group or Shell. Furthermore, we could lose our customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or otherwise. If our customer terminates its charters, chooses not to re-charter our ships after the initial charter terms or is unable to perform under its charters and we are not able to find replacement charters on similar terms, we will suffer a loss of revenues that could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

We are subject to certain risks with respect to our relationship with GasLog, and failure of GasLog to comply with certain of its financial covenants under its debt instruments could, among other things, limit or prevent us from acquiring future vessels from GasLog, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of GasLog’s existing debt instruments impose operating and financial restrictions on GasLog, including financial maintenance covenants. GasLog’s ability to meet certain operating and financial restrictions in its existing debt instruments is dependent in part on the charter rates which it obtains for its vessels. The current charter rates available for spot/short-term charters of LNG carriers are at historically low levels. Despite this environment, GasLog continues to conclude spot/short term charters for LNG carriers. Additionally, during the course of 2015 GasLog has entered into a number of long-term charters at attractive rates and continues to actively seek charters on its open vessels in the long-term charter market. GasLog is also active in the LNG shipping spot market through its participation in The Cool Pool Limited with Golar LNG Ltd. and Dynagas Ltd. However, if GasLog should fail to enter into additional short-term or long-term charters or should fail to successfully take other steps which would reduce debt service requirements and/or improve EBITDA, it may be required to seek a waiver under its bank credit facilities. GasLog continuously monitors and manages its covenant compliance. Under GasLog’s credit facilities, as is typical with secured credit facilities generally, a default by the borrower permits the lenders to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on GasLog vessels. Our future growth, which is expected to be based on the acquisition of vessels from GasLog, would also be adversely affected by such a default event if it was to occur. We are also dependent on GasLog for the provision of administrative, commercial and ship management services.

Additionally, any default by GasLog under its corporate guarantee would result in a default under the loan facility related to the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally.

Our future performance and ability to secure future time charters depends on continued growth in LNG production and demand for LNG and LNG shipping.

Our future performance, including our ability to profitably expand our fleet, will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in global commodity prices, including natural gas, oil and coal as well as other sources of energy. Continued growth in

LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

•	continued low prices for crude oil and petroleum products;

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

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

In 2015, global crude oil prices were very volatile and fell significantly. Such decline in oil prices since 2014 has depressed natural gas prices and led to a narrowing of the gap in pricing in different geographic regions, which has adversely affected the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future. A continued decline in oil prices could adversely affect both the competitiveness of gas as a fuel for power generation and the market price of gas, to the extent that gas prices are benchmarked to the price of crude oil. Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase.

All of our ships are currently operating under multi-year contracts, the first of which expires in 2018 unless the charterer exercises its extension option. Unless LNG charter market conditions improve, we may have difficulty in securing renewed or new charters at attractive rates and durations on our ships when such multi-year charters expire. Such a failure could adversely affect our future liquidity, results of operations and cash flows, including cash available for distribution to unitholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants we are required to comply with are based. See “—Risks Inherent in Our Business—Ship values may fluctuate substantially, which could result in an impairment charge, could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, could cause us to incur a loss.”

A continuation of the recent significant declines in natural gas and oil prices may adversely affect our growth prospects and results of operations.

Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	price and availability of crude oil and petroleum products;

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

Natural gas prices have historically varied substantially between regions. This price disparity between producing and consuming regions supports demand for LNG shipping and any convergence of natural gas prices would adversely affect demand for LNG shipping. In 2015, global crude oil prices were very volatile and fell significantly. Such decline in oil prices since 2014 has depressed natural gas prices and led to a narrowing of the gap in pricing in different geographic regions.

Given the significant global natural gas and crude oil price decline as referenced above, although our vessels are currently all under multi-year committed charters, a continuation of lower natural gas or oil prices or a further decline in natural gas or oil prices may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

•

a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancelation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•

low oil prices negatively affecting both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil;

•

lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;

•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

We may have difficulty further expanding our fleet in the future.

We may expand our fleet beyond the vessels we may acquire from GasLog. Our future growth will depend on numerous factors, some of which are beyond our control, including our ability to:

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

Under the omnibus agreement entered into with GasLog in connection with the IPO, we have certain options and other rights to acquire vessels with existing charters from GasLog. The omnibus agreement provides that our ability to consummate the acquisition of any such vessels from GasLog will be subject to obtaining all relevant consents including governmental authorities and other non-affiliated third parties to those agreements. In particular, with respect to GasLog’s existing vessels, we would need the consent of the existing charterers and lenders. While GasLog will be obligated to use reasonable efforts to obtain any such consents, we cannot assure you that in any particular case the necessary consent will be obtained from the required parties including the governmental authorities and charterer, lender or other entity.

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

Hire rates for LNG carriers may fluctuate substantially and are currently below historical average rates. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.

Our ability from time to time to charter or re-charter any ship at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers may fluctuate over time as a result of changes in the supply-demand balance relating to current and future ship capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG could adversely affect our ability to charter or re-charter our ships at acceptable rates or to acquire and profitably operate new ships. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates at a time when we may be seeking new charters may be lower than the hire rates at which our ships are currently chartered. If hire rates are lower when we are seeking a new charter, or at the time option extensions are due to be declared, our revenues and cash flows, including cash available for distribution to unitholders, may decline, as we may only be able to enter into new charters at reduced or unprofitable rates or may not be able to re-charter our ship, or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low ship utilization could also have a material adverse effect on the value of our assets.

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

If the market value of our ships declines, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Recourses—Critical Accounting Policies—Impairment of Vessels”. Deterioration in market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to re-deploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship prices have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

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

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet and fund our operations. Among other things, we hold options to acquire nine LNG carriers from GasLog. We do not currently have financing sources in place to fund the acquisition of any additional vessels. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, and the cost of retrofitting or modifying existing ships as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

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

We enter into interest rate swaps from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2015, we had no interest rate swaps in place. We terminated three interest rate swaps on November 12, 2014 in connection with our entering into the $450 million credit facility, or our “Partnership Facility”, under the Facility Agreement dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, and the financial institutions party thereto, and the related Deed between GasLog Partners and Citibank, N.A., London Branch, dated November 12, 2014. None of the terminated interest rate swaps were designated as a cash flow hedging instrument. The changes in the fair value of the terminated swaps were recognized in our statement of profit or loss. Changes in the fair value of any future derivative contracts that will not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit and earnings per unit and would affect compliance with the market value adjusted net worth covenants in our credit facilities. For future interest rate swaps that are designated as cash flow hedging instruments, the changes in the fair value of the contracts will be recognized in our statement of other comprehensive income as cash flow hedge gains or losses for the period, and could affect compliance with the market value adjusted net worth covenants in our credit facilities.

While we will monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties will be able to meet their commitments under any derivative contract. The potential for bank counterparties to default on their obligations under any derivative contracts may be highest when we are most exposed to the fluctuations in interest rates such contracts are designed to hedge, and several or all of such bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.

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

We will enter into, among other things, time charters and other contracts with our customers, shipbuilding contracts and refund guarantees relating to newbuildings, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps. Such agreements subject us to counterparty credit risk. For example, all of our vessels are chartered to, and we received all of our total revenues for the year ended December 31, 2015 from, MSL, a subsidiary of BG Group.

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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. As of December 31, 2015, we had an aggregate of $748.0 million of indebtedness outstanding under our credit facilities and the revolving credit facility with GasLog entered into upon consummation of the IPO, or the “Sponsor Credit Facility”, of which $328.0 million is repayable within one year. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”. The amount repayable within one year includes $305.50 million which is the current portion of one credit facility that we are in discussions to refinance with one or more term loans. We have entered into an underwritten agreement with certain financial institutions to refinance our current debt. Syndication is complete and we are proceeding with documentation. We expect to execute definitive documentation well in advance of the maturity of all associated existing indebtedness.

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

Financing agreements containing operating and financial restrictions may restrict our business and financing activities. A failure by us to meet our obligations under our financing agreements would result in an event of default under such credit facilities which could lead to foreclosure on our ships.

The operating and financial restrictions and covenants in our credit facilities and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the financing agreements may restrict the ability of us and our subsidiaries to:

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

The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our credit facilities prohibit the payment of distributions upon the occurrence of the following events, among others:

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

Acquisitions that expand our fleet are an important component of our strategy. Under the omnibus agreement, we currently have the option to purchase from GasLog: (i) the Solaris and Hull Nos. 2072, 2073, 2102 and 2103 within 36 months after GasLog notifies our board of directors of their acceptance by their charterers, (ii) the GasLog Seattle and the Methane Lydon Volney within 36 months after the closing of our IPO on May 12, 2014 and (iii) the Methane Becki Anne and the Methane Julia Louise within 36 months after the completion of their acquisition by GasLog on March 31, 2015. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement.

In addition, on April 21, 2015, GasLog signed an agreement with MSL for its newbuildings Hull Nos. 2130, 2800 and 2131 to be chartered to MSL upon deliveries in 2018 and 2019 respectively, for average initial terms of approximately 9.5 years. Within 30 days of the commencement of each charter, GasLog will be required to offer us an opportunity to purchase each vessel at fair market value as determined pursuant to the omnibus agreement.

We will not be obligated to purchase any of these vessels at the applicable determined price, and, accordingly, we may not complete the purchase of any of such vessels. Furthermore, even if we are able to agree on a price with GasLog, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us. In light of recent instability in the market price of our common units and broader master limited partnership (“MLP”) market volatility, it may be more difficult for us to complete an accretive acquisition.

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

We and our operating subsidiaries have entered into various service agreements with GasLog and its subsidiaries, including GasLog LNG Services, pursuant to which GasLog and its subsidiaries will provide to us certain administrative, financial and other services, and provide to our operating subsidiaries substantially all of their crew, technical management services (including vessel maintenance, periodic drydocking, cleaning and painting, performing work required by regulations and human resources and financial services) and other advisory and commercial management services, including the sourcing of new contracts and renewals of existing contracts. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by GasLog and its subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us or our operating subsidiaries.

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

Drydockings of our ships require significant capital expenditures and result in loss of revenue while our ships are off-hire. Any significant increase in either the number of off-hire days due to such drydockings or in the costs of any repairs carried out during the drydockings could have a material adverse effect on our profitability and our cash flows. We may not be able to accurately predict the time required to drydock any of our ships or any unanticipated problems that may arise. If more than one of our ships is required to be out of service at the same time, or if a ship is drydocked longer than expected or if the cost of repairs during the drydocking is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to unitholders, could be adversely affected. During the year ended December 31, 2015, the drydockings of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally were completed. The drydockings of the remainder of our vessels are expected to be carried out in 2016 (2 vessels) and 2018 (3 vessels), respectively.

Delays in deliveries of GasLog’s newbuilding vessels could adversely affect our business.

We may expand our fleet by acquiring newly built vessels from GasLog pursuant to the omnibus agreement. The delivery of any newbuildings could be delayed, which would adversely affect our future growth, which is expected to be partly based on the acquisition of vessels from GasLog.

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

Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. The development of liquefaction projects in the United States and the anticipated exports beginning in early 2016 has driven significant ordering activity. As of December 31, 2015, the LNG carrier order book totaled 145 vessels, and the delivered fleet stood at 427 vessels. We believe that this and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, ship utilization and ship values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

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

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be found to be more efficient or more flexible or have longer physical lives than ours. Competition from these more technologically advanced LNG carriers and the older technology of our steam-powered (“Steam”) vessels (whose charters expire in 2019 and 2020 unless the charterer exercises its extension option), as well as any vessels with older technology which we acquire, could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for distribution to unitholders.

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

GasLog LNG Services, our vessels’ management company, and a substantial number of its staff are located in Greece. The current economic instability in Greece could disrupt our operations and have an adverse effect on our business. We have sought to minimize this risk and preserve operational stability by carefully developing staff deployment plans, an information technology recovery site, an alternative ship to shore communications plan and funding mechanisms. While we believe these plans, combined with the international nature of our operations, will mitigate the impact of any disruption of operations in Greece, we cannot assure you that these plans will be effective in all circumstances.

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

Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or “IMO”, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, or any amendments or successor agreements, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention”. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

We currently employ armed guards onboard certain vessels operating in areas that may be prone to hijacking or terrorist attacks. The presence of armed guards may increase the risk of damage, injury or loss of life in connection with any attacks on our vessels, in addition to increasing crew costs.

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

A cyber-attack could materially disrupt the Partnership’s business.

The Partnership relies on information technology systems and networks, the majority of which are provided by GasLog, in its operations and administration of its business. The Partnership’s business operations, or those of GasLog, could be targeted by individuals or groups seeking to sabotage or disrupt the Partnership’s or GasLog’s information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt the Partnership’s operations, including the safety of its operations, or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of the Partnership’s information technology systems could have a material adverse effect on the Partnership’s business and results of operations.

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

In 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of, any sanctions in effect against Iran, or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012, or the “ITRA”, which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of such person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 whether the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 or the “IFCA”, which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement of many of the sanctions against Iran’s energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. While non-U.S. companies may now engage in certain business or trade with Iran that was previously prohibited, the U.S. has the ability to reimpose sanctions against Iran if, in the future, Iran does not comply with its obligations under the nuclear agreement.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate our ships worldwide, requiring our ships to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA”, and the Bribery Act 2010 of the United Kingdom or the “UK Bribery Act”. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has appointed four of our seven directors and the common unitholders elected the remaining three directors at our 2015 annual meeting. Five of our directors meet the independence standards of the New York Stock Exchange, or the “NYSE”, and three of the five also qualify as independent of GasLog under our partnership agreement, so as to be eligible for membership on our conflicts committee. If our general partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional director will thereafter be elected by our common unitholders. Our general partner may exercise this right in order to permit us to claim, or continue to claim, an exemption from U.S. federal income tax under Section 883 of the U.S. Internal Revenue Code of 1986, as amended, or the “Code”. See “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership”.

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

GasLog currently owns limited partnership units representing a 30.9% partnership interest and a 2.0% general partner interest in us, and owns and controls our general partner. In addition, our general partner has the right to appoint four of seven, or a majority, of our directors. Certain of our directors and officers are directors and officers of GasLog or its affiliates, and, as such, they have fiduciary duties to GasLog or its affiliates that may cause them to pursue business strategies that disproportionately benefit GasLog or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between GasLog and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. See “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors”. These conflicts include, among others, the following situations:

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

Our officers are all employed by GasLog or its applicable affiliate and are performing executive officer functions for us pursuant to the administrative services agreement. Our officers, with the exception of our Chief Executive Officer (“CEO”), Andrew J. Orekar, are not required to work full-time on our affairs and also perform services for affiliates of our general partner (including GasLog). As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition. See “Item 6. Directors, Senior Management and Employees”.

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

Fees and cost reimbursements, which GasLog or its applicable affiliate will determine for services provided to us and our subsidiaries, will be substantial, will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2015, will be payable regardless of our profitability and will reduce our cash available for distribution to you.

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

For a description of the ship management agreements, commercial management agreements and the administrative services agreement, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”. The aggregate fees and expenses payable for services under the ship management agreements, commercial management agreements and administrative services agreement for the year ended December 31, 2015 were $3.59 million, $ 2.34 million and $3.82 million, respectively. As these amounts represent fees and expenses relating to the five vessels acquired from GasLog in 2014, and the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally since their acquisition from GasLog in July 2015, the fees and expenses payable pursuant to these agreements will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2015. Additionally, these fees and expenses will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of GasLog or its applicable affiliate, including GasLog LNG Services, could adversely affect our ability to pay cash distributions to you.

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

•

The unitholders are unable to remove our general partner without its consent because our general partner and GasLog own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner; GasLog owns 31.55% of the outstanding common and subordinated units.

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

We have granted registration rights to GasLog and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of February 11, 2016, GasLog owns 162,358 common units and 9,822,358 subordinated units and all of the incentive distribution rights. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

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

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. GasLog, which owns and controls our general partner, owns 0.74% of our common units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of our subordinated units into common units, GasLog will own 31.55% of our common units.

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

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”. We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act and such election is irrevocable. We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile.

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

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units.

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company”, or “PFIC”, for U.S. federal income tax purposes if at least 75.0% of its gross income for any tax year consists of “passive income” or at least 50.0% of the average value of its assets produce, or are held for the production of, “passive income”. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, and an opinion of our U.S. counsel, Cravath, Swaine & Moore LLP, we believe that we will not be a PFIC for our current tax year, and we expect that we will not be treated as a PFIC for any future tax year. We have received an opinion of our U.S. counsel in support of this position that concludes that the income our subsidiaries earn from certain of our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current tax year and each future year will arise from such time-chartering activities or other income our U.S. counsel has opined does not constitute passive income, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current tax year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of

Appeals for the Fifth Circuit, or the “Fifth Circuit”, held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or “IRS”, stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities, and the opinion of our counsel is not binding on the IRS or any court. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any tax year, we cannot assure you that the nature of our operations will not change in the future, or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any tax year (and regardless of whether we remain a PFIC for any subsequent tax year), our U.S. unitholders would face adverse U.S. federal income tax consequences. See “Item 10. Additional Information—E. Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

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

We do not expect to qualify for the exemption from U.S. federal income tax under Section 883 during the 2016 tax year, unless our general partner exercises the “GasLog option” described below. Even if we do not qualify, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for distribution to our unitholders. For 2015, the accrued U.S. source gross transportation tax was $0.01 million. For a more detailed discussion, see the section entitled “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—United States”.

You may be subject to income tax in one or more non-U.S. jurisdictions as a result of owning our common units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those jurisdictions.

We intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries. Furthermore, we intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes the risk that unitholders may be treated as having a permanent establishment or tax presence in a jurisdiction where we or our subsidiaries conduct activities simply by virtue of their ownership of our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities or the activities of our subsidiaries may rise to the level of a tax presence that is attributed to our unitholders for tax purposes. If you are attributed such a tax presence in a jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. In addition, we may be required to obtain information from you in the event a tax authority requires such information to submit a tax return.

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

ITEM 4. INFORMATION ON THE PARTNERSHIP

A. History and Development of the Partnership

GasLog Partners was formed on January 23, 2014 as a Marshall Islands limited partnership. GasLog Partners and its subsidiaries are primarily engaged in the ownership, operation and acquisition of LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. The Partnership conducts its operations through its vessel-owning subsidiaries and as of February 11, 2016, we have a fleet of eight LNG carriers, including three vessels with modern tri-fuel diesel electric (“TFDE”) propulsion technology and five modern Steam vessels.

On May 12, 2014, we completed our IPO and our common units began trading on the NYSE on May 7, 2014 under the ticker symbol “GLOP”. A portion of the proceeds of our IPO was paid as partial consideration for GasLog’s contribution to us of the interests in its subsidiaries which owned the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney. On September 29, 2014, we completed a follow-on public equity offering, the proceeds of which were used to partly fund our acquisition of GasLog’s subsidiaries that owned the Methane Rita Andrea and the Methane Jane Elizabeth. On June 26, 2015, we completed a follow-on public equity offering, the proceeds of which were used to partially finance the acquisition of GasLog’s subsidiaries that owned the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally. The acquisition closed on July 1, 2015.

We maintain our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15.

B. Business Overview

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of eight LNG carriers, which have fixed charter terms expiring between 2018 and 2020 that can be extended at the charterers’ option, were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner.

Our fleet consists of eight LNG carriers, including three vessels with modern TFDE propulsion technology and five modern Steam vessels that operate under long-term charters with MSL. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners in the future.

We operate our vessels under long-term charters with fixed-fee contracts that generate predictable cash flows. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing. For further discussion of the risks that we face, please read “Item 3. Key Information—D. Risk Factors”.

GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers and provides support to international energy companies as part of their LNG logistics chain. GasLog was founded by its chairman, Peter G. Livanos, whose family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the NYSE on March 30, 2012, under the ticker symbol

“GLOG”. At the time of its initial public offering, GasLog’s owned fleet consisted of ten LNG carriers, including eight newbuildings on order. Since its initial public offering, GasLog has increased by approximately 107% the total carrying capacity of vessels in its fleet, which includes vessels on the water and newbuildings on order. As of February 11, 2016, GasLog had a wholly owned 19 ship fleet, including 11 ships on the water and eight LNG carriers on order from Samsung and Hyundai, as well as a 32.9% ownership in the Partnership. See “—Our Fleet”.

Our Fleet

Owned Fleet

The following table presents information about our fleet as of February 11, 2016:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Propulsion	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	BG Group	TFDE	May 2018	2021-2026(2)
GasLog Santiago	2013	155,000	BG Group	TFDE	July 2018	2021-2026(2)
GasLog Sydney	2013	155,000	BG Group	TFDE	September 2018(5)	2021-2026(2)
Methane Rita Andrea	2006	145,000	BG Group	Steam	April 2020	2023-2025(3)
Methane Jane Elizabeth	2006	145,000	BG Group	Steam	October 2019	2022-2024(3)
Methane Alison Victoria	2007	145,000	BG Group	Steam	December 2019	2022-2024(4)
Methane Shirley Elisabeth	2007	145,000	BG Group	Steam	June 2020	2023-2025(4)
Methane Heather Sally	2007	145,000	BG Group	Steam	December 2020	2023-2025(4)

(1)	Vessels are chartered to MSL.

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

(4)

Charterer may extend the term of two of the related charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)

Pursuant to the agreement signed with MSL on April 21, 2015, with respect to the GasLog Sydney, whose charter was shortened by 8 months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening.

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

•	our ships are of the same specifications (in groups of three, two and three ships);

•	each ship is double-hulled, which is standard in the LNG industry;

•

each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;

•	each of our ships is modern steam powered or has TFDE propulsion technology;

•	Bermuda is the flag state of each ship;

•	each of our ships has received an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

•

our fleet has an average age of 6.7 years, making it one of the youngest in the industry, compared to a current average age of 11.2 years for the global LNG carrier fleet including LNG carriers of all sizes as of December 31, 2015.

Additional Vessels

Existing Vessel Interests Purchase Options

We currently have the option to purchase the following nine LNG carriers from GasLog within 36 months after each such vessel’s acceptance by its charterer—or, in the case of the GasLog Seattle and the Methane Lydon Volney, which GasLog acquired from BG Group during the second quarter of 2014, 36 months after the closing of the IPO, which occurred on May 12, 2014, or, in the case of the Methane Becki Anne and the Methane Julia Louise, 36 months after the completion of their acquisition by GasLog, which occurred on March 31, 2015, in each case at fair market value as determined pursuant to the omnibus agreement.

See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement—Noncompetition” for additional information on the LNG carrier purchase options.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Propulsion	Charter Expiration(3)
GasLog Seattle	2013	155,000	Shell	TFDE	December 2020
Solaris	2014	155,000	Shell	TFDE	June 2021
Hull No. 2072	Q1 2016	174,000	BG Group	TFDE	2026
Hull No. 2073	Q2 2016	174,000	BG Group	TFDE	2026
Hull No. 2102	Q3 2016	174,000	BG Group	TFDE	2023
Hull No. 2103	Q4 2016	174,000	BG Group	TFDE	2023
Methane Lydon Volney	2006	145,000	BG Group	Steam	October 2020
Methane Becki Anne	2010	170,000	BG Group	TFDE	March 2024
Methane Julia Louise	2010	170,000	BG Group	TFDE	March 2026

(1)	For newbuildings, expected delivery quarters are presented.

(2)	Vessels are chartered to MSL, or a subsidiary of Shell, as applicable.

(3)	Indicates the expiration of the initial fixed term.

Five-Year Vessel Restricted Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. In the event that GasLog acquires, operates or puts under charter a Five-Year Vessel, then GasLog will be required, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter, to notify us and offer us the opportunity to purchase such Five-Year Vessel at fair market value. The three newbuildings listed below which are expected to be chartered under the agreement signed with a subsidiary of BG Group on April 21, 2015, will each qualify as a Five Year Vessel upon commencement of its charter, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five Year Vessel.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Propulsion(3)	Estimated Charter Expiration(4)
Hull No. 2130	Q1 2018	174,000	BG Group	LP-2S	2027
Hull No. 2800	Q1 2018	174,000	BG Group	LP-2S	2028
Hull No. 2131	Q1 2019	174,000	BG Group	LP-2S	2029

(1)	Expected delivery quarters are presented.

(2)	Vessels are chartered to MSL.

(3)	References to “LP-2S” refer to low pressure dual-fuel two-stroke engine propulsion.

(4)	Charter expiration to be determined based upon actual date of delivery.

Rights of First Offer

In addition, under the omnibus agreement, we will have a right of first offer with regard to any proposed sale, transfer or other disposition of any LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter of five full years or more that GasLog owns, as discussed elsewhere in this annual report.

Vessel Acquisition Considerations

We are not obligated to purchase any of the vessels from GasLog described in the previous sections and, accordingly, we may not complete the purchase of any such vessels. Furthermore, our ability to purchase any additional vessels, including under the omnibus agreement from GasLog, is dependent on our ability to obtain financing to fund all or a portion of the acquisition costs of these vessels. As of February 11, 2016, we have not secured any financing for the acquisition of additional vessels. Our ability to acquire additional vessels from GasLog is also subject to obtaining any applicable consents of governmental authorities and other non-affiliated third parties, including the relevant lenders and charterers. Under the omnibus agreement, GasLog will be obligated to use reasonable efforts to obtain any such consents. We cannot assure you that in any particular case the necessary consent will be obtained. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business” for a discussion of the risks we face in acquiring vessels. See also “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement”.

Customers

One customer, MSL, accounted for all of our total revenues for the year ended December 31, 2015. If we exercise our option to purchase the GasLog Seattle and the Solaris from GasLog, our customers would also include a subsidiary of Shell.

Ship Time Charters

We provide the services of our ships under time charters. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the ship owner provides crewing and other services related to the ship’s operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges and canal fees and LNG boil-off). If we exercise our option to purchase any of the Methane Lydon Volney, the Methane Becki Anne, the Methane Julia Louise, Hull Nos. 2072, 2073, 2102 or 2103, or, once offered by GasLog Hull Nos. 2130, 2800 or 2131 such LNG carriers will be chartered to MSL. If we exercise our option to purchase the GasLog Seattle or the Solaris, such LNG carriers will be chartered to a subsidiary of Shell.

Our subsidiaries that own the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney have entered into a master time charter with MSL that establishes the general terms under which the three vessels are chartered. Such subsidiaries have also entered into a separate confirmation memorandum for each ship in order to supplement the master time charter and specify the charter term, extension options (if any), hire rate and other provisions applicable to each ship’s charter. Our subsidiaries that own the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally have entered into separate time charters for each vessel with MSL.

The following discussion describes the material terms of the time charters for our fleet.

Initial Term, Extensions and Redelivery

The initial terms of the time charters for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney began upon delivery of the ships in January 2013, March 2013 and May 2013, respectively, and were due to terminate in 2018 and 2019, as applicable with MSL having options to extend the terms of each of the charters for up to eight years at specified hire rates. However, the charter expirations were amended based on an agreement signed with MSL on April 21, 2015. The initial terms of the time charters for the GasLog Shanghai and the GasLog Santiago were each extended by four months. With respect to the GasLog Sydney, whose charter was shortened by 8 months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening.

The initial terms of the time charters for the Methane Rita Andrea and the Methane Jane Elizabeth began upon delivery of the ships in April 2014 and will terminate in 2020 and 2019, respectively. MSL has options to extend the terms of each or both of the charters for three or five years at specified hire rates, and each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

The initial terms of the time charters for the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally began upon their acquisition by GasLog on June 4, 2014, June 11, 2014 and June 25, 2014, respectively, and will terminate in 2019, 2020 and 2020, respectively. MSL has options to extend the terms of two of the time charters for a period of either three or five years beyond the initial charter expiration date.

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

Hire Rate Provisions

“Hire rate” refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars.

Under the time charters for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, the hire rate includes two components—a capital cost component and an operating cost component. The capital cost component relates to the cost of the ship’s purchase and is a fixed daily amount that is structured to provide a return on our invested capital. The charters provide for the capital cost component to increase by a specified amount during any option period. The operating cost component is a fixed daily amount that increases at periodic intervals at a fixed percentage or is calculated based on a periodic budget agreed upon by the parties. Although the daily amount of the operating cost component is fixed (subject to a specified periodic increase or adjustment if a given charter contains such provision), it is intended to correspond to the costs of operating the ship and related expenses. In such charters, in the event of a material increase in the actual costs we incur in operating the ship, a clause in the charter provides us the right in certain circumstances to seek a review and potential adjustment of the operating cost component. The hire rates provided for under the time charters for the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane

Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally include only one component that is a fixed daily amount that decreases during any option period.

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

Seagoing and Shore-Based Employees

We do not directly employ any on-shore employees, other than our Executive Chairman, or any seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2015, GasLog employed (directly and through ship managers) approximately 1,214 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as 162 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. As a result, GasLog has historically enjoyed high retention rates. In 2015, GasLog’s retention rate was 96% for senior seagoing officers, 98% for other seagoing officers and 96% for shore staff.

Although GasLog has historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers has been increasing as the global fleet of LNG carriers continues to grow. This increased demand has and may continue to put inflationary cost pressure on ensuring qualified and well trained crew are available to GasLog. However, we and GasLog expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including automatic periodic adjustment provisions and cost review provisions.

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

All areas subject to surveys as defined by the classification society are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are otherwise prescribed. All ships are also required to be drydocked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. We intend to drydock our ships at five-year intervals that coincide with the completion of the ship’s special surveys. We expect that the drydocking schedule for the vessels for which we have options to acquire under the omnibus agreement will, for the foreseeable future, be the same as the schedule for our fleet.

Most insurance underwriters make it a condition for insurance coverage that a ship be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. The vessels in our fleet are each certified by the American Bureau of Shipping, or “ABS”. Each ship has been awarded International Safety Management (“ISM”) certification and is currently “in class”.

The following table lists the years in which we expect to carry out the next or initial drydockings and special surveys for our fleet:

Ship Name	Drydocking and Special Survey
Methane Rita Andrea	2016
Methane Jane Elizabeth	2016
GasLog Shanghai	2018
GasLog Santiago	2018
GasLog Sydney	2018
Methane Alison Victoria	2020
Methane Shirley Elisabeth	2020
Methane Heather Sally	2020

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

Safety Performance

GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. During 2015, GasLog’s fleet experienced three lost time injuries and three first aid cases.

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

Environmental and Other Regulation

The carriage, handling, storage and regasification of LNG are subject to extensive laws and regulations relating to the protection of the environment, health and safety and other matters. These laws and regulations include international conventions and national, state and local laws and regulations in the countries where our ships now or in the future will operate, or where our ships are registered. Compliance with these laws and regulations may entail significant expenses and may impact the resale value or useful lives of our ships. Our ships may be subject to both scheduled and unscheduled inspections by a variety of governmental, quasi-governmental and private organizations, including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other authorizations required by some of these entities could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our ships or lead to the invalidation or our insurance coverage reduction.

We believe that our ships are operated in material compliance with applicable environmental laws and regulations and that our ships in operation have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. In fact, each of our ships have received an ENVIRO, an ENVIRO+ or a CLEAN notation from our classification societies, which denote compliance with their published guidelines concerning stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions. Because environmental laws and regulations are frequently changed and may impose increasingly stricter requirements, however, it is difficult to accurately predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our ships. Moreover, additional legislation or regulation applicable to the operation of our ships that may be implemented in the future, such as in response to a serious marine incident like the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could negatively affect our profitability.

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the SOLAS Convention, the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the MARPOL Convention. Ships that transport gas, including LNG carriers, are also subject to regulations under amendments to SOLAS implementing the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, or the “IGC Code”, and the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the “ISM Code”. The ISM code requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for developing a safety management system for our ships that meets these requirements. The IGC Code prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our ships is in compliance with the IGC Code. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, or “MEPC”, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements establish a series of progressive standards to further limit the sulfur content in fuel oil, which are being phased in between 2012 and 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or “ECAs”. For example, “Tier III” emission standards apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed after January 1, 2016. The European Union Directive 2005/EC/33, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our fleet complies with the relevant legislation and has the relevant certificates, including certificates evidencing compliance with Annex VI of the MARPOL Convention.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the “CLC”. Under this convention, a ship’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships carrying more than 2,000 gross tons of oil, and trading to states that are parties to this convention, must maintain evidence of insurance in an amount covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law impose liability either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunker Convention (defined below) “Blue Cards” to provide evidence that there is in place insurance meeting the liability requirements. Where applicable, all of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

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

Non-compliance with the ISM Code or with other IMO regulations may subject a ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports, including United States and European Union ports.

United States

Oil Pollution Act and CERCLA

Because our ships could trade with the United States or its territories or possessions and/or operate in U.S. waters, our operations could be impacted by OPA, which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA”, which imposes liability on owners and operators of ships for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,000 per gross ton or $17,088,000 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship.

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

Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the “CAA”, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL.

The CAA also requires states to adopt State Implementation Plans, or “SIPs”, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 0.1% sulfur. As of January 1, 2016, NOx after-treatment requirements will also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

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

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention”. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of December 21, 2015, the date of the most recent related IMO report, 47 countries had ratified the convention; however, the requirement for parties to hold at least 35% of the world’s shipping tonnage had yet to be confirmed. The IMO’s Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. While we believe that the vessels in our fleet comply with existing requirements, when these new ballast water treatment requirements are instituted, the cost of compliance could increase for ocean carriers. It is difficult to accurately predict the overall impact of such a requirement on our operations.

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

Greenhouse Gas Regulations

The MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements, which entered into force in January 2013, were fully implemented by GasLog as of December 2012 and have been implemented by the Partnership as well. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions do not apply to greenhouse gas emissions from ships, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going ships. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant expenditures that we cannot predict with certainty at this time.

We believe that LNG carriers, which have the inherent ability to burn natural gas to power the ship, and in particular LNG carriers like ours that utilize fuel-efficient diesel electric propulsion, can be considered among the cleanest of large ships in terms of emissions.

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

Under Section 883 of the Code and the regulations thereunder, we would be exempt from U.S. federal income tax on our U.S. Source International Transportation Income if:

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

In order for a foreign corporation to meet the Publicly-Traded Test, its equity interests must be “primarily traded” and “regularly traded” on an established securities market in the United States or in a foreign jurisdiction that grants an Equivalent Exemption. The Treasury regulations under Section 883 of the Code provide, in pertinent part, that equity of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of units of such class of equity that is traded during any tax year on all established securities markets in that country exceeds the number of equity interests in each such class that is traded during that year on established securities markets in any other single country. Our common units are the sole class of our equity that is traded, and such class is “primarily traded” on the NYSE, which is an established securities market for these purposes.

The Publicly-Traded Test also requires equity interests in a foreign corporation to be “regularly traded” on an established securities market. The Treasury regulations under Section 883 of the Code provide that equity interests in a foreign corporation are considered to be “regularly traded” on an established securities market if one or more classes of such equity interests that, in the aggregate, represent more than 50% of the combined vote and value of all outstanding equity interests in the foreign corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements will be satisfied with respect to a class of equity interests if (i) such equity interests are traded on the market, other than in minimal quantities, on at least 60 days during the tax year (or 1/6 of the days in a short tax year) and (ii) the aggregate number of equity interests in such class traded on such market during the tax year is at least 10% of the average number of equity interests outstanding in that class during such year (as appropriately adjusted in the case of a short tax year), provided, that if a class of equity interests is traded on an established securities market in the United States and is regularly quoted by dealers making a market in such equity interests then tests (i) and (ii) will be deemed satisfied.

Notwithstanding the foregoing, a class of equity interests may fail the regularly traded test if, for more than half the number of days during the tax year, persons who each own, either actually or constructively under certain attribution rules, 5% or more of the vote and value of the outstanding shares of the class of equity interests, or “5% Unitholders”, own in the aggregate 50% or more of the vote and value of the class of equity interests (which is referred to as the “Closely Held Block Exception”). The Closely Held Block Exception does not apply, however, if the foreign corporation can establish that a sufficient proportion of such 5% Unitholders are Qualified Shareholders (as defined below) so as to preclude the non-qualified 5% Unitholders from owning 50% or more of the total value of the class of equity interests for more than half the number of days during the tax year. If 50% or more of the vote and value of a class of equity interests is owned, in the aggregate, by 5% Unitholders, then a sufficient number of 5% Unitholders must verify that they are Qualified

Shareholders by providing certain information to the foreign corporation, including information about their countries of residence for tax purposes and their actual and/or constructive ownership of such equity interests.

As an alternative to satisfying the Publicly-Traded Test, a foreign corporation may qualify for an exemption under Section 883 of the Code by satisfying the 50% Ownership Test. A corporation generally will satisfy the 50% Ownership Test if more than 50% of the value of its outstanding equity interests is owned, or treated as owned after applying certain attribution rules, for at least half the number of days in the tax year by individual residents of jurisdictions that grant an Equivalent Exemption, foreign corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly-Traded Test, or certain other qualified persons described in the Treasury regulations under Section 883 (which are referred to collectively as “Qualified Shareholders”).

The Marshall Islands, the jurisdiction in which we are organized, grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we expect to earn. Therefore, we would be eligible for the exemption under Section 883 of the Code if we were to satisfy either the Publicly-Traded Test or the 50% Ownership Test and we satisfy certain substantiation, reporting or other requirements.

Following the completion of our follow-on public offering in September 2014, GasLog no longer held more than 50% of the value of our equity. As a result, for tax years after 2014, we no longer qualified for the 50% Ownership Test by virtue of GasLog’s ownership of our equity, even if GasLog itself qualifies under Section 883. Moreover, we will not qualify under the Publicly-Traded Test so long as our common unitholders have the right to elect only a minority of our directors. Therefore, we do not expect to qualify for the exemption from U.S. federal income tax under Section 883 during the 2016 tax year, unless our general partner exercises the “GasLog option” described below. For 2015, the accrued U.S. source gross transportation tax was $0.01 million.

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

However, we cannot assure you that we will be able to satisfy the Publicly-Traded Test in future years. There is no assurance that GasLog will exercise the GasLog option, which is necessary for us to satisfy the Publicly-Traded Test. Moreover, we cannot assure you that GasLog’s exercise of the GasLog option will be sufficient for us to satisfy the Publicly-Traded Test. In particular, we may not be able to satisfy the Publicly-Traded Test in the tax year during which GasLog exercises the

GasLog option, because it is not clear if the Publicly-Traded Test must be satisfied on each day during the tax year and whether the exercise of the option would be considered effective immediately or only at the time of the unitholder meeting following exercise of the option. In addition, if an increase in the value of our incentive distribution rights causes our common units to fail the 50% value test, we will fail to satisfy the Publicly-Traded Test even if the option is exercised. Moreover, because we are in legal form a partnership, it is possible that the IRS would assert that our common units do not meet the “regularly traded” test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly-Traded Test in the future. Should any of the requirements described above fail to be satisfied, we may not be able to satisfy the Publicly-Traded Test.

For any tax year in which we are not entitled to the exemption under Section 883, we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of “effectively connected income” below) for those years. In addition, our U.S. Source International Transportation Income that is considered to be “effectively connected” with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

Other Jurisdictions and Additional Information

For additional information regarding the taxation of our subsidiaries, see Note 21 to our audited combined and consolidated financial statements included elsewhere in this annual report.

C. Organizational Structure

GasLog Partners is a publicly traded limited partnership formed in the Marshall Islands on January 23, 2014. The diagram below depicts our simplified organizational and ownership structure.

GasLog Ltd.
(NYSE: GLOG)
162,358 Common Units
9,822,358 Subordinated Units
100% Membership Interest
30.9% Limited Partner Interest
Incentive Distribution Rights
100% Interest
GasLog LNG Services Ltd.
GasLog Partners GP LLC
645,811 General Partner Units
Public Unitholders
21,660,000 Common Units
2.0% General Partner Interest
67.08% Limited Partner Interest
GasLog Partners LP
(NYSE: GLOP)
(the Partnership)
(the Issuer)
100% Interest
GasLog Partners Holdings LLC
100% Interest
100% Interest
100% Interest
100% Interest
100% Interest
100% Interest
100% Interest
100% Interest
100% Interest
GAS-three Ltd.
(GasLog Shanghai)
GAS-four Ltd.
(GasLog Santiago)
GAS-five Ltd.
(GasLog Sydney)
GAS-sixteen Ltd.
(Methane Rita Andrea)
GAS-seventeen Ltd.
(Methane Jane Elizabeth)
GAS-nineteen Ltd.
(Methane Alison Victoria)
GAS-twenty Ltd.
(Methane Shirley Elisabeth)
GAS-twenty one Ltd.
(Methane Heather Sally)

As of February 11, 2016, we have nine subsidiaries, one is incorporated in the Marshall Islands and eight are incorporated in Bermuda. Of our subsidiaries, eight own vessels in our fleet. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

Prior to the closing of the IPO, we did not own any vessels. Our IFRS Common Control Reported Results represent the results of GasLog Partners as an entity under the common control of GasLog. The following discussion assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO,the transfer of two vessels from GasLog to the Partnership in September 2014 and the transfer of three vessels from GasLog to the partnership in July 2015 were each accounted for as a reorganization of entities under common control under IFRS. Accordingly, the annual combined and consolidated financial statements and the accompanying discussion under “Results of Operations” include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog.

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

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of eight LNG carriers, which have charter terms expiring through 2020, were contributed to us by, or acquired from, GasLog, which controls us through its ownership of our general partner.

Our fleet consists of eight LNG carriers, including three vessels with modern TFDE propulsion technology and five Steam vessels that operate under long-term charters with MSL. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

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

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•

The size of our fleet continues to change. Our historical results of operations, as reported under common control accounting, reflect changes in the size and composition of our fleet due to certain vessel deliveries. For example, each of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were delivered from the shipyard during 2013, and the Methane Rita Andrea the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally were acquired by GasLog during 2014, and did not have any historical operations in GasLog prior to that time. In addition, pursuant to the omnibus agreement, (i) we have the option to purchase from GasLog nine additional LNG carriers at fair market value as determined in accordance with the provisions of the omnibus agreement, and (ii) GasLog will be required to offer to us for purchase at fair market value, as determined in accordance with the omnibus agreement, any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation that GasLog owns or acquires if charters are secured with committed terms of five full years or more. Furthermore, we may grow through the acquisition in the future of other vessels as part of our growth strategy.

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

•

Our historical results of operations reflect costs that are not necessarily indicative of future administrative costs. The aggregate fees and expenses payable for services under the administrative services agreement, commercial management agreements and ship management agreements for the year ended December 31, 2015 were $3.59 million, $2.34 million and $3.82 million, respectively. As these amounts include fees and expenses for the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally only since their acquisition from GasLog in July 2015, the fees and expenses payable pursuant to these agreements will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2015. Additionally, these fees and expenses will be payable without regard to our business, results of operations and financial condition. For a description of the administrative services agreement, commercial management agreements and ship management agreements, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”.

Known Trends

As referenced in the Risk Factors above, in 2015, global crude oil prices were very volatile and fell significantly. Such decline in oil prices since 2014 has depressed natural gas prices and led to a narrowing of the gap in pricing in different geographic regions, which has adversely affected the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future. A continued decline in oil prices could adversely affect both the competitiveness of gas as a fuel for power generation and the market price of gas, to the extent that gas prices are benchmarked to the price of crude oil. Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future time charters at attractive rates and durations upon expiration or early termination of our current charter arrangements, for any ships for which we have not yet secured charters or for any new ships we acquire, which could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Our ships are currently all under multi-year contracts, the first of which does not expire until 2018 unless the charterer exercises its extension option. Unless LNG charter market conditions improve, we may have difficulty in securing renewed or new charters at attractive rates and durations on the ships when such multi-year charters expire. Such a failure could adversely affect our future liquidity and results of operations, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants we are required to comply with are based. However, in 2016, we expect projects coming onstream will add approximately 40 million tonnes (annualized) of new liquefaction capacity in both Australia and the US. In Australia, Australia Pacific Train 1 (4.5 million tonnes per annum (“mtpa”)) and Gladstone LNG (7.7 mtpa) have shipped their first cargoes in recent weeks and are expected to ramp up production through 2016. Other Australian projects due to start up in 2016 include Gorgon (15.6 mtpa), Australia Pacific Train 2 (4.5 mtpa), Prelude (3.6 mtpa) and Wheatstone (8.9 mtpa). The infrastructure for these projects has now largely been built and the majority of the volumes for these projects have already been sold.

Sabine Pass, one of five US projects under construction, is expected to export its first cargo in 2016. When construction is completed, Sabine Pass will have a total export capacity of 22.5 mtpa and will be the first US project to export LNG into the global market. The United States becoming an exporter of LNG is a welcome development for the LNG shipping sector as it creates new suppliers, new customers and new trade routes. The majority of US volumes have already been contracted with most expected to go into the Asian and European markets. This development will be positive for tonne mile demand as the US Gulf Coast to Asia voyage is approximately 9,000 nautical miles through the Panama Canal (which is not yet open to large LNG carriers). The same voyage around Cape Horn is approximately 13,000 nautical miles. From the U.S. Gulf Coast to northwest Europe, the distance is approximately 5,000 nautical miles. In 2014 and 2015, the average global LNG voyage was approximately 4,000 nautical miles, and therefore any voyage in excess of this distance will increase the global average distance and the need for LNG carriers.

Angola LNG (5.2 mtpa), which has been shut down for over a year for refurbishment and enhancements, is also due to restart in early 2016. Certain vessels that were chartered to Angola LNG have been operating in the spot market while the plant has been closed, and are expected to be put back into service for the project in 2016.

With the expected projects coming onstream, encouraging levels of tendering activity for vessels to transport increased LNG volumes is being noted. We continue to see a future shortfall of vessels that will be required for the Australian and US projects that have taken final investment decision and are currently under construction.

A. Operating Results

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•

the number and availability of our LNG carriers and the other twelve GasLog LNG carriers that are or that we expect will be in the future subject to charters with committed terms of five full years or more upon delivery, and our ability to acquire any of GasLog’s other existing or future LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation, to the extent that charters are secured on these vessels with committed terms of five full years or more;

•	our ability to maintain a good working relationship with our existing customers and our ability to increase the number of our customers through the development of new working relationships;

•	the performance of our charterer;

•	the supply and demand relationship for LNG shipping services;

•	our ability to successfully re-employ our ships at economically attractive rates;

•	the effective and efficient technical management of our ships;

•	our ability to obtain acceptable debt financing in respect of our capital commitments;

•	our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers’ requirements; and

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

See “Item 3. Key Information—D. Risk Factors” for a discussion of certain risks inherent in our business.

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

Our LNG carriers are employed through time charter contracts. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured. The charter hire revenue is recognized on a straight-line basis over the term of the relevant time charter. We do not recognize revenue during days when the ship is off-hire, unless it is recoverable from insurers. Advance payments under time charter contracts are classified as liabilities until such time as the criteria for recognizing the revenue are met.

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

Voyage Expenses and Commissions

Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions. Commissions are recognized as expenses on a pro rata basis over the duration of the period of the time charter.

Depreciation

We depreciate the cost of our ships on the basis of two components: a vessel component and a drydocking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT, which represents our estimate of the market value of the ship at the end of its useful life.

We must periodically drydock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our ships are required to be drydocked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the drydocking component of the cost of the ship, which represents the estimated cost of the ship’s first drydocking based on our historical experience with similar types of ships. The drydocking component of the ship’s cost is depreciated over five years, in the case of new ships, and until the next drydocking for secondhand ships, unless the Partnership determines to drydock the ships at an earlier date. In the event a ship is drydocked at an earlier date, the unamortized drydocking component is written-off immediately.

General and Administrative Expenses

General and administrative expenses consist primarily of legal and other professional fees, board of directors’ fees, share-based compensation expense, directors and officers liability insurance, travel and accommodation expenses, commercial management fees and administrative fees payable to GasLog.

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

Results of Operations

Our results set forth below are derived from the annual combined and consolidated financial statements of the Partnership. Prior to the closing of our IPO, we did not own any vessels. The presentation assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014 and the transfer of an additional three vessels from GasLog to the Partnership in July 2015 were each accounted for as a reorganization of entities under common control under IFRS. The combined and consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog. For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results.

Three of our LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were delivered and immediately commenced their time charter with MSL in January, March and May 2013, respectively. In addition, the Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters with MSL, upon their acquisition by GasLog in April 2014. Finally, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally commenced their time charters with MSL upon their acquisition by GasLog in June 2014.

The Partnership’s historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Year ended December 31, 2014 compared to the year ended December 31, 2015

	IFRS Common Control Reported Results
	2014	2015	Change
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	158,170	199,689	41,519
Vessel operating costs	(30,752)	(42,788)	(12,036)
Voyage expenses and commissions	(2,028)	(2,442)	(414)
Depreciation	(33,931)	(44,253)	(10,322)
General and administrative expenses.	(6,382)	(10,986)	(4,604)

Profit from operations	85,077	99,220	14,143

Financial costs	(33,393)	(27,202)	6,191
Financial income	40	26	(14)
Loss on interest rate swaps	(8,078)	—	8,078

Profit for the year	43,646	72,044	28,398

Profit attributable to Partnership’s operations	14,544	65,040	50,496

During the year ended December 31, 2014, we had an average of 6.1 vessels operating in our owned fleet having 2,222 operating days while during the year ended December 31, 2015, we had an average of 8 vessels operating in our owned fleet having 2,855 operating days.

Revenues: Revenues increased by $41.52 million, or 26.25%, from $158.17 million for the year ended December 31, 2014, to $199.69 million for the year ended December 31, 2015. The increase is mainly attributable to the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth on April 10, 2014, and the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on June 4, 2014, June 11, 2014 and June 25, 2014, respectively, and the commencement of their charter party agreements. These deliveries resulted in an increase in operating days. In addition, the vessels delivered during 2014 were generating revenue for the full year in 2015 as compared to 2014. The increase in revenues was partially offset by a decrease of $4.38 million caused mainly by the off-hire days due to the drydockings of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally. The average daily hire rate for the year ended December 31, 2014 was $71,183 as compared to $69,944 for the year ended December 31, 2015.

Vessel Operating Costs: Vessel operating costs increased by $12.04 million, or 39.15%, from $30.75 million for the year ended December 31, 2014, to $42.79 million for the year ended December 31, 2015. The increase is mainly attributable to the increased operating days in the year ended December 31, 2015 and the increased average daily operating cost per vessel from $13,790 per day in 2014 to $14,654 per day in 2015, reflecting increased technical maintenance expenses due to planned underwater inspections and maintenance of the main engines for three of our vessels and other repairs that were undertaken during the drydocking of the three vessels acquired from GasLog in 2015, partially offset by the decrease in crew wages denominated in euros due to the decrease in the average USD/EUR exchange rate between the two periods.

Voyage expenses and commissions: Voyage expenses and commissions increased by $0.41 million, or 20.20%, from $2.03 million for the year ended December 31, 2014, to $2.44 million for the year ended December 31, 2015. The increase is mainly attributable to the increased operating days in the year ended December 31, 2015.

Depreciation: Depreciation increased by $10.32 million, or 30.42%, from $33.93 million for the year ended December 31, 2014, to $44.25 million for the year ended December 31, 2015. The increase is mainly attributable to the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth in April 2014 and the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally in June 2014 and the fact that depreciation charges for that period commenced from each vessel’s delivery date to December 31, 2014, compared to the year ended December 31, 2015 where the vessels were in operation for the entire year.

General and Administrative Expenses: General and administrative expenses increased by $4.61 million, or 72.26%, from $6.38 million for the year ended December 31, 2014, to $10.99 million for the year ended December 31, 2015. The increase is mainly attributable to an increase in administrative expenses of $2.40 million for services under the administrative services agreement with GasLog, which went into effect on May 12, 2014, the closing date of our IPO, an increase of $0.94 million in legal and professional fees related to the requirements of being a public company, an increase in commercial management fees of $0.49 million related to the acquisition of the five vessels, an increase of board of directors’ fees of $0.42 million, an increase of $0.21 million in the non-cash expense recognized in respect of share-based compensation and an increase in directors and officers’ liability insurance of $0.09 million.

Financial Costs: Financial costs decreased by $6.19 million, or 18.54%, from $33.39 million for the year ended December 31, 2014, to $27.20 million for the year ended December 31, 2015. The decrease is mainly attributable to a write-off of unamortized loan fees of $9.02 million in connection with the repayment of the existing loan facilities in 2014 and termination fees for the aforementioned debt of $1.23 million, which was partially offset by an increase in interest expense by $4.20 million. During the year ended December 31, 2015, we had an average of $789.90 million of outstanding indebtedness, with a weighted average interest rate of 3.00%, compared to an average of $665.47 million of outstanding indebtedness with a weighted average interest rate of 2.93% during the year ended December 31, 2014.

Loss on Interest Rate Swaps: Loss on interest rate swaps decreased by $8.08 million, from $8.08 million for the year ended December 31, 2014, to $0 for the year ended December 31, 2015. In the year ended December 31, 2015, there were no outstanding interest rate swaps as they were terminated in 2014, in connection with the refinancing of the relevant debt in 2014.

Profit for the Period: Profit for the year increased by $28.39 million, or 65.04% from $43.65 million for the year ended December 31, 2014, to $72.04 million for the same period in 2015, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership for the year increased by $50.50 million, from $14.54 million for the year ended December 31, 2014, to $65.04 million for the year ended December 31, 2015. The increase is mainly attributable to the increase in operating days (885 operating days in the year ended December 31, 2014 as compared to 2,377 operating days in the year ended December 31, 2015).

Specifically, the five vessels acquired by the Partnership in 2014 and the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on July 1, 2015 resulted in (a) an increase in revenues attributable to the Partnership by $103.0 million, from $65.93 million for the year ended December 31, 2014, to $168.93 million for the year ended December 31, 2015 (the average daily hire rate for the year ended December 31, 2014 was $74,498 as compared to $71,067 for the year ended December 31, 2015), (b) an increase in operating expenses attributable to the Partnership by $21.43 million, from $12.23 million for the year ended December 31, 2014, to $33.66 million for the year ended December 31, 2015 (the average daily operating expenses for the year ended December 31, 2014 was $13,815 per day as compared to $14,159 per day for the year ended December 31, 2015), (c) an increase in depreciation expense attributable to the Partnership by $22.63 million, from $13.35 million for the year ended December 31, 2014, to $35.98 million for the year ended December 31, 2015 and (d) an increase in voyage expenses and commissions attributable to the Partnership by $1.29 million, from $0.08 million for the year ended December 31, 2014, to $2.10 million for the year ended December 31, 2015.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in general and administrative expenses attributable to the Partnership by $5.79 million, from $4.59 million for the year ended December 31, 2014, to $10.38 million for the year ended December 31, 2015 which is mainly attributable to an increase in administrative fees, commercial management fees, legal and professional fees related to the requirements of being a public company, directors’ fees, non-cash expense in respect of share-based compensation and directors and officers’ liability insurance and (b) an increase in net financial costs attributable to the Partnership by

$1.36 million, from $20.40 million for the year ended December 31, 2014, to $21.76 million for the year ended December 31, 2015.

The above discussion of revenues, operating expenses, depreciation expense, voyage expenses and commissions, general and administrative expenses and net financial costs attributable to the Partnership are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. See “Item 3. Key Information—A. Selected Financial Data—A.2. Partnership Performance Results” for further discussion of these “Partnership Performance Results” and a reconciliation to the most directly comparable IFRS reported results (the “IFRS Common Control Reported Results”).

Year ended December 31, 2013 compared to the year ended December 31, 2014

	IFRS Common Control Reported Results
	2013	2014	Change
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	64,143	158,170	94,027
Vessel operating costs	(12,311)	(30,752)	(18,441)
Voyage expenses and commissions	(786)	(2,028)	(1,242)
Depreciation	(12,238)	(33,931)	(21,693)
General and administrative expenses.	(1,525)	(6,382)	(4,857)

Profit from operations	37,283	85,077	47,794

Financial costs	(12,133)	(33,393)	(21,260)
Financial income	32	40	8
Gain/(loss) on interest rate swaps	1,036	(8,078)	(9,114)

Profit for the year	26,218	43,646	17,428

Profit attributable to Partnership’s operations	—	14,544	14,544

During the year ended December 31, 2013, we had an average of 2.3 vessels operating in our owned fleet having 833 operating days while during the year ended December 31, 2014, we had an average of 6.1 vessels operating in our owned fleet having 2,222 operating days.

Revenues: Revenues increased by $94.03 million, or 146.60%, from $64.14 million for the year ended December 31, 2013, to $158.17 million for the year ended December 31, 2014. The increase is mainly attributable to the deliveries of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, on January 28, 2013, March 25, 2013 and May 30, 2013, respectively, the Methane Rita Andrea and the Methane Jane Elizabeth on April 10, 2014, and the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on June 4, 2014, June 11, 2014 and June 25, 2014, respectively, and the commencement of their charter party agreements.

Vessel Operating Costs: Vessel operating costs increased by $18.44 million, or 149.80%, from $12.31 million for the year ended December 31, 2013, to $30.75 million for the year ended December 31, 2014. The increase is mainly attributable to the increased operating days in the year ended December 31, 2014.

Voyage expenses and commissions: Voyage expenses and commissions increased by $1.24 million, or 156.96%, from $0.79 million for the year ended December 31, 2013, to $2.03 million for the year ended December 31, 2014. The increase is mainly attributable to the increased operating days in the year ended December 31, 2014.

Depreciation: Depreciation increased by $21.69 million, or 177.21%, from $12.24 million for the year ended December 31, 2013, to $33.93 million for the year ended December 31, 2014. The increase is mainly attributable to the deliveries of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in various days during 2013 and the fact that depreciation charges for that period commenced from each vessel’s delivery date to December 31, 2013, compared to the year ended December 31, 2014 where the vessels were in operation for the whole period in addition to the depreciation expense of the Methane Rita Andrea and the Methane Jane Elizabeth delivered in April 2014 and the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally delivered in June 2014.

General and Administrative Expenses: General and administrative expenses increased by $4.85 million, or 316.99%, from $1.53 million for the year ended December 31, 2013, to $6.38 million for the year ended December 31, 2014. The increase is mainly attributable to the board of directors’ fees of $0.67 million, an increase in commercial and administrative fees of $2.56 million, a $1.07 million increase in legal and professional fees, a $0.33 million increase in directors’ and officers’ liability insurances and an increase of $0.22 million in all other expenses.

Financial Costs: Financial costs increased by $21.26 million, or 175.27%, from $12.13 million for the year ended December 31, 2013, to $33.39 million for the year ended December 31, 2014. The increase is mainly attributable to a $9.02 million write-off of the unamortized fees in connection with the repayment of the then existing debt facilities, an increase of $1.38 million in amortization of loan fees, an increase of $1.23 million in termination fees, an increase of $9.41 million in interest expense on loans and cash flow hedges and an increase of $0.22 million in all other financial costs. During the year ended December 31, 2014, we had an average of $665.47 million of outstanding indebtedness, having an aggregate weighted average interest rate of 2.93%, compared to an average of $315.5 million of outstanding indebtedness with a weighted average interest rate of 3.24% during the year ended December 31, 2013.

Gain/(Loss) on Interest Rate Swaps: Gain on interest rate swaps decreased by $9.12 million, from a gain of $1.04 million for the year ended December 31, 2013, to a loss of $8.08 million for the year ended December 31, 2014. The decrease is mainly attributable to a $3.84 million decrease in gain from the mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss and an increase of $4.82 million in recycled loss of cash flow hedges reclassified to profit or loss resulting mainly from the termination of the relevant swap contracts and an increase of $0.44 million in realized loss on interest rate swaps held for trading. As of December 31, 2014, the Partnership had no interest rate swaps in effect.

Profit for the Period: Profit for the year increased by $17.43 million, or 66.48%, from $26.22 million for the year ended December 31, 2013, to $43.65 million for the same period in 2014, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership for the year increased by $14.54 million, from $0 million for the year ended December 31, 2013, to $14.54 million for the same period in 2014. The increase is attributable to the operations of the three initial vessels acquired from GasLog at the time of the IPO and the two vessels transferred from GasLog in September 2014. The Partnership did not have any operations in the year ended December 31, 2013, therefore there was no profit attributable to the Partnership during such period. See “Item 3. Key Information—A. Selected Financial Data—A.2. Partnership Performance Results” for further discussion of these “Partnership Performance Results” and a reconciliation to the most directly comparable IFRS reported results (the “IFRS Common Control Reported Results”).

Customers

We currently derive all of our revenues from one customer, MSL, a subsidiary of BG Group which is expected to be acquired by Shell, as approved in shareholder meetings held on January 27 and 28, 2016.

Seasonality

Since our vessels are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues during the year.

B. Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

On September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $133.0 million. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $2.85 million. The total net proceeds of $135.85 million were used to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own two 145,000 cbm LNG carriers, the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million.

On June 26, 2015, GasLog Partners completed an equity offering of 7,500,000 common units at a public offering price of $23.90 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $171.83 million. In connection with this offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $3.66 million. The total net proceeds of $175.49 million were used to finance the acquisition from GasLog of 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own three 145,000 cbm LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, which were acquired on July 1, 2015 for an aggregate purchase price of $483.0 million.

As of December 31, 2015, we had $60.40 million of cash and cash equivalents.

As of December 31, 2015, we had an aggregate of $748.0 million of indebtedness outstanding under our credit facilities, including $15.0 million outstanding under the Partnership’s revolving credit facility with GasLog. An amount of $328.0 million of outstanding debt is repayable within one year. Current debt includes $305.50 million from the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively), assumed on their acquisition. We have entered into an underwritten agreement with certain financial institutions to refinance our current debt. Syndication is complete and we are proceeding with documentation. We expect to execute definitive documentation well in advance of the maturity of all associated indebtedness.

On May 8, 2015, the Partnership entered into a supplemental deed relating to its Citibank loan facility, in which the Partnership’s lenders unanimously approved changes to the facility agreement to reflect the amendments to the three time charters agreed with BG Group on April 21, 2015.

On June 5, 2015, the Partnership entered into a corporate guarantee pursuant to which it guarantees the obligations of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. under their Citibank credit facility.

Depending on market conditions, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. We expect over time to economically hedge a proportion of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

The Partnership currently has not hedged any part of its floating interest rate exposure.

Working Capital Position

As of December 31, 2015, our current assets totaled $70.36 million while current liabilities totaled $353.09 million, resulting in a negative working capital position of $282.73 million. Current liabilities include $328.0 million of loans due within one year, $305.50 million of which we are currently discussing to refinance with the balance of $22.50 million representing scheduled amortization of other indebtedness. We have entered into an underwritten agreement with certain financial institutions to refinance our current debt. Syndication is complete and we are proceeding with documentation. We expect to execute definitive documentation well in advance of the maturity of all associated existing indebtedness.

Other than the refinancing requirements noted above, and taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Year ended December 31, 2014 compared to the year ended December 31, 2015

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2014	2015
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$109,598	$113,230
Net cash (used in)/provided by investing activities	(807,766)	14,592
Net cash provided by/(used in) financing activities.	731,005	(114,662)

Net Cash Provided by Operating Activities:

Net cash provided by operating activities increased by $3.63 million, from $109.60 million in the year ended December 31, 2014, to $113.23 million in the year ended December 31, 2015. The increase of $3.63 million is mainly attributable to an increase of $32.36 million in revenue collections, a decrease of $2.34 million in realized losses on interest rate swaps held for trading and a decrease of $1.95 million in cash paid for interest, which was partially offset by an increase of $33.02 million in payments for general and administrative expenses, operating expenses and inventories.

Net Cash (Used in)/Provided by Investing Activities:

Net cash provided by investing activities increased by $822.36 million, from net cash used in investing activities of $807.77 million in the year ended December 31, 2014, to net cash provided by investing activities of $14.59 million in the year ended December 31, 2015. The increase of $822.36 million is mainly attributable to a decrease of net cash used in payments for vessels of $780.46 million and an increase in net cash from short-term investments of $41.90 million.

Net Cash Provided by/(Used in) Financing Activities:

Net cash provided by financing activities decreased by $845.67 million, from net cash provided by financing activities of $731.01 million in the year ended December 31, 2014, to net cash used in financing activities of $114.66 million in the year ended December 31, 2015. The decrease of $845.67 million is attributable to proceeds from borrowings of $1,022.50 million in the year ended December 31, 2014, capital contributions received of $232.56 million in 2014, decreased net public offering proceeds of $146.54 million, an increase in distributions of $37.82 million, which was partially offset by a decrease of $554.40 million in bank loan repayments, a decrease of $11.27 million in cash remittance to GasLog in exchange for contribution of net assets, a decrease of

$12.41 million in payments of loan issuance costs, a decrease of $1.95 million in payments of dividends due prior to vessels’ drop-down to GasLog and the repayment in 2014 of advances from unitholders of $13.72 million.

Year ended December 31, 2013 compared to the year ended December 31, 2014

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2013	2014
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$32,159	$109,598
Net cash used in investing activities	(454,263)	(807,766)
Net cash provided by financing activities.	436,506	731,005

Net Cash Provided by Operating Activities:

Net cash provided by operating activities increased by $77.44 million, from $32.16 million in the year ended December 31, 2013, to $109.60 million in the year ended December 31, 2014. The increase of $77.44 million was due to an increase of $96.90 million in revenue collections, partially offset by an increase of $15.97 million in cash paid for interest, an increase of $3.05 million in payments for general and administrative expenses, operating expenses and inventories and $0.44 million net interest settlement payments relating to interest rate swaps held for trading.

Net Cash Used in Investing Activities:

Net cash used in investing activities increased by $353.51 million, from a $454.26 million in the year ended December 31, 2013, to a $807.77 million in the year ended December 31, 2014. The increase is mainly attributable to an increase of $334.81 million in payments for vessels and a $18.70 million increase in the net outflow for short-term investments.

Net Cash Provided by Financing Activities:

Net cash provided by financing activities increased by $294.50 million to $731.01 million in the year ended December 31, 2014, compared to $436.51 million during the year ended December 31, 2013. The increase of $294.50 million is mainly attributable to an increase of $611.50 million in the amounts drawn from loan facilities, the net IPO and equity raising proceeds of $321.98 million and a net increase of $204.50 in capital contributions, offset by an increase of $608.95 million in bank loan repayments and payments of loan issuance costs, a cash remittance of $183.90 million to GasLog in exchange for its contribution of net assets, a decrease of $27.46 million due to the repayment of advances to shareholders, the distribution of $13.37 million to the unitholders in 2014 and the $9.80 million payment of the pre-IPO dividend.

Borrowing Activities

Credit Facilities

Below is a summary of certain provisions of the Partnership’s credit facilities outstanding as of December 31, 2015:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Payment Installments Schedule
Partnership Facility	Citibank, N.A., London Branch, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (publ), BNP Paribas	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd. (GasLog Santiago), GAS- five Ltd. (GasLog Sydney), GAS- sixteen Ltd. (Methane Rita Andrea), GAS- seventeen Ltd. (Methane Jane Elizabeth)	$427.50 million	LIBOR + applicable margin	2019	16 consecutive quarterly installments of $5.625 million and a balloon payment of $337.5 million together with the final quarterly payment

Sponsor Credit Facility	GasLog Ltd.	GasLog Partners LP	$15.0 million	Fixed interest rate	2017

Revolving facility of $30.0 million available in minimum amounts of $2.0 million which are repayable within a period of six months after the respective drawdown date, subject to automatic renewal if not repaid

Assumed Facility	Citibank, N.A., London Branch,	GAS-nineteen Ltd. (Methane Alison Victoria) GAS-twenty Ltd. (Methane Shirley Elisabeth) GAS- twenty one Ltd. (Methane Heather Sally)	$305.50 million	LIBOR + applicable margin	2016	Balloon payment of $305.50 million due in 2016 without intermediate payments.(1)

(1)

We have entered into an underwritten agreement with certain financial institutions to refinance our current debt. Syndication is complete and we are proceeding with documentation. We expect to execute definitive documentation well in advance of the maturity of all associated existing indebtedness.

Partnership Facility

The Partnership Facility is secured as follows:

•	first priority mortgages over the vessels owned by the borrowers;

•	guarantees from us and our subsidiary GasLog Partners Holdings;

•	a pledge or a negative pledge of the share capital of the borrowers; and

•	a first priority assignment of all earnings and insurances related to the vessels owned by the borrowers.

Our Partnership Facility imposes certain operating and financial restrictions on our subsidiaries, which generally limit our subsidiaries’ ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, us or any of our affiliates;

•	sell or otherwise dispose of assets, including our ships;

•	engage in merger transactions;

•	enter into, terminate or amend any charter;

•	amend our shipbuilding contracts, if any;

•	change the manager of our ships;

•	undergo a change in ownership; or

•	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

Our Partnership Facility also imposes specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

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

Our Partnership Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy, as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration. In addition, the Credit Facility contains covenants requiring that the aggregate fair market value of the vessels securing the facility remains above 120% of the aggregate amount outstanding under the facility. In the event that the value of the vessels falls below the threshold, we could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact our liquidity. Compliance with the financial covenants is required on a semi-annual basis.

Revolving Credit Facility with GasLog

Following the IPO, we entered into a $30.0 million revolving credit facility with GasLog, which has an outstanding balance of $15.0 million as of December 31, 2015 ($30.0 million as of December 31, 2014), to be used for general partnership purposes. The facility agreement is unsecured and provides for an availability period of 36 months and bore interest at a rate of 5% per annum, with no commitment fee for the first year. Currently, the interest stands at 6% per annum, with an annual 2.4% commitment fee on the undrawn balance. The Sponsor Credit Facility contains covenants that require us to, among other things:

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

Assumed Facility

Following the acquisition of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the Partnership assumed $325.50 million of outstanding indebtedness of the acquired entities. The loan agreement providing for the Assumed Facility was signed by GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., on May 12, 2014 with Citibank N.A. London Branch, acting as security agent and trustee for and on behalf of the other finance parties. The loan has a two year maturity bearing interest at LIBOR plus a margin and $108.50 million was drawn on each of June 3, 2014, on June 10, 2014 and on June 24, 2014 to partially finance the original deliveries to GasLog of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively. Using the proceeds of the equity offering completed in June 2015, GasLog Partners prepaid $10.0 million of the GAS-nineteen Ltd. tranche on September 4, 2015, $5.0 million of the GAS-twenty Ltd. tranche on December 10, 2015 and $5.0 million of the GAS-twenty one Ltd. tranche on December 29, 2015. The aggregate balance outstanding as of December 31, 2015 was $305.50 million and repayable in full in June 2016 without intermediate payments. Each of the borrowers is required to have a minimum liquidity of $1.50 million following the loan drawdown date.

The Assumed Facility is secured as follows:

•	the aggregate amount of all unencumbered cash and cash equivalents must be less than the higher of 3% of total indebtedness or $20 million;

•	first priority mortgages over the vessels owned by the borrowers;

•	guarantees from us, our subsidiary GasLog Partners Holdings and GasLog;

•	a pledge or a negative pledge of the share capital of the borrowers; and

•	a first priority assignment of all earnings and insurances related to the vessels owned by the borrowers.

Our Assumed Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the facility contains covenants requiring that the aggregate fair market value of the vessels securing the facility and any additional security provided to the lenders remain not less than 120% of the aggregate amount outstanding under the facility and any related swap exposure. In the event that the value of the vessels falls below the threshold, the Partnership could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact the Partnership’s liquidity.

GasLog, as corporate guarantor for the Assumed Facility, is also subject to specified financial covenants on a consolidated basis. The financial covenants include the following:

•	net working capital (excluding the current portion of long-term debt) must be not less than $0;

•	total indebtedness divided by total assets must not exceed 75%;

•	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110%;

•	the aggregate amount of all unencumbered cash and cash equivalents must be no less than the higher of 3% of total indebtedness or $20.0 million;

•

GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

•	the market value adjusted net worth of GasLog must at all times be not less than $350.0 million.

Any failure by GasLog to comply with these financial covenants would permit the lenders under this credit facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally.

The Assumed Facility also imposes certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of its indebtedness in full, or to allow its largest shareholders to reduce their shareholding in GasLog below specified thresholds.

Our business is not subject to seasonal borrowing requirements.

As of December 31, 2014 and December 31, 2015, the Partnership was in compliance with all covenants under all credit facilities.

We have entered into an underwritten agreement with certain financial institutions to refinance the Assumed Facility and syndication of the facility has been completed. We expect to execute definitive documentation prior to the maturity of all associated indebtedness. The underwritten agreement contains customary events of default, covenants and guarantees which are substantially the same as those of the Assumed Facility.

Derivative Instruments and Hedging Activities

We intend to use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. In connection with the refinancing of our then existing indebtedness in 2014 we terminated all our derivative financial instruments and expect to economically hedge all or a majority of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

Contracted Chartered Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of December 31, 2015:

	Contracted Charter Revenues and Days from Time Charters For the years
	2016	2017	2018	2019	2020	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$201.07	$205.09	$162.24	$112.83	$37.08	$718.31
Total contracted days(1)	2,868	2,920	2,364	1,716	564	10,432
Total available days(5)	2,868	2,920	2,830	2,920	2,838	14,376
Total unfixed days(6)	—	—	466	1,204	2,274	3,944
Percentage of total contracted days/total available days	100%	100%	83.53%	58.77%	19.87%	72.57%

(1)	Reflects time charter revenues and contracted days for the eight LNG carriers in our fleet.

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

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of December 31, 2015 for the eight LNG carriers in our fleet. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see “Item 3. Key Information—D. Risk Factors”. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures

As of December 31, 2015, there are no commitments for capital expenditures related to our fleet. In the event we decide to exercise our options to purchase additional ships from GasLog, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

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

Vessel Cost, Lives and Residual Value

When determining vessel cost, we recognize the installment payments paid to the shipyard or the acquisition price paid to the seller for secondhand vessels along with any directly attributable costs of bringing the vessels to their working condition. Directly attributable costs incurred during the vessel construction periods consist of commissions, on-site supervision costs, costs for sea trials, certain critical initial spare parts and equipment, costs directly incurred for negotiating the construction contracts, initial lubricants and other vessel delivery expenses. Any vendor discounts are deducted from the vessel cost. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met.

The vessel cost component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the vessel less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our ships.

Management estimates residual value of its vessels to be equal to the product of its LWT and an estimated scrap rate per LWT. Effective October 1, 2015, following management’s annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate increased depreciation expense by $0.06 million for the year ended December 31, 2015 and is expected to increase the future annual depreciation by $0.25 million. The estimated residual value of our ships may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. We might revise our estimate of the residual values of our ships in the future in response to changing market conditions.

An increase in the estimated useful lives of our ships or in their residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful lives of our ships or their residual value would have the effect of increasing the annual depreciation charge and possibly resulting in an impairment charge.

When we are faced with regulations that place significant limitations on the ability of any of our ships to trade on a worldwide basis, we adjust the ship’s useful life to end at the date such regulations become effective.

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

We use judgment when estimating the period between drydockings performed, which can result in adjustments to the estimated amortization of the drydocking expense. If a ship is disposed of before its next drydocking, the remaining balance of the deferred drydock is written off and forms part of the gain or loss recognized upon disposal of ships in the period of disposal. We expect that our ships will be required to be drydocked approximately 60 months after their delivery from the shipyard and thereafter every 60 months our ships will be required to undergo special or intermediate surveys and be drydocked for major repairs and maintenance that cannot be performed while the ships are operating. We amortize our estimated drydocking expenses for the first special survey over five years, in case of new vessels, and until the next drydocking for secondhand vessels, unless management intends to drydock the vessels earlier as circumstances arise.

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

Impairment of Vessels

At the end of each reporting period we perform an assessment of whether there is any indication that our vessels may be impaired by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any. Recoverable amount is the higher of fair value less costs to sell and value in use.

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2015 and December 31, 2014.

Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	Carrying values(1) (in thousands of U.S. dollars)
				December 31, 2014	December 31, 2015
GasLog Shanghai(2)(3)	January 2013	155,000	$189,619	$179,327	$174,015
GasLog Santiago(2)(3)	March 2013	155,000	189,560	180,086	174,774
GasLog Sydney(2)(3)	May 2013	155,000	195,947	187,166	181,674
Methane Rita Andrea(4)(6)	April 2014	145,000	156,613	152,367	146,707
Methane Jane Elizabeth(4)(6)	April 2014	145,000	156,613	152,339	146,743
Methane Alison Victoria(5)(6)	June 2014	145,000	156,610	153,395	149,966
Methane Shirley Elisabeth(5)(6)	June 2014	145,000	156,599	153,493	150,387
Methane Heather Sally(5)(6)	June 2014	145,000	156,599	153,684	150,468

Total			$1,358,160	$1,311,857	$1,274,734

(1)

Our vessels are stated at carrying values (see Note 2 to our combined and consolidated financial statements included elsewhere in this annual report). For the years ended December 31, 2014 and 2015, no impairment was recorded.

(2)	The construction of these vessels was completed on the acquisition date.

(3)

The market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2015 and December 31, 2014.

(4)	The vessels were built in 2006.

(5)	The vessels were built in 2007.

(6)

Indicates vessels for which we believe, as of December 31, 2015, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $86.52 million, at December 31, 2015. However, as described below, the value in use for each of the five vessels was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on approximate market values for our vessels that have been received from shipbrokers, which are also commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, so that our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

As of December 31, 2015, for the five vessels with carrying amounts higher than the estimated charter-free market value we concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, we performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. Our strategy is to charter our vessels under five year contracts or more, providing the Partnership with contracted stable cash flows. The significant factors and assumptions we used in our discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses, management fees estimates, residual values and the discount factor. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessels after the completion of their current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2015, (iii) historical average time charter rates, based on publications by independent third party maritime research services and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, we believe the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, we used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry. The value in use for the five vessels calculated as per above was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

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

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

LNG Supply

The global seaborne trade of LNG cargoes was approximately 250 mtpa in 2015. This lower than expected growth came as a halt in production at Yemen partially offset startup of two terminals in Australia and one in Indonesia. Looking ahead, based on the public announcements of LNG producers, new LNG production volumes should become available in the 2016-2018 timeframe from projects in Australia, Malaysia, Cameroon and the United States. Of these countries, Australia and the United States are set to experience significant production growth and are expected to be in the top three global LNG exporters (along with Qatar) by 2020. Very large gas discoveries offshore East Africa and in Canada may drive significant future LNG exports from these regions.

In 2016, we expect projects coming onstream will add approximately 40 million tonnes (annualized) of new liquefaction capacity in both Australia and the US. In Australia, Australia Pacific Train 1 (4.5 mtpa) and Gladstone LNG (7.7 mtpa) have shipped their first cargoes in recent weeks and are expected to ramp up production through 2016. Other Australian projects due to start up in 2016 include Gorgon (15.6 mtpa), Australia Pacific Train 2 (4.5 mtpa), Prelude (3.6 mtpa) and Wheatstone (8.9 mtpa). The infrastructure for these projects has now largely been built and the majority of the volumes for these projects have already been sold.

Sabine Pass, one of five US projects under construction, is expected to export its first cargo in 2016. When construction is completed, Sabine Pass will have a total export capacity of 22.5 mtpa and will be the first U.S. project to export LNG into the global market. The United States becoming an exporter of LNG is a welcome development for the LNG shipping sector as it creates new suppliers, new customers and new trade routes. The majority of U.S. volumes have already been contracted with most expected to go into the Asian and European markets. This development will be positive for tonne mile demand as the U.S. Gulf Coast to Asia voyage is approximately 9,000 nautical miles through the Panama Canal (which is not yet open to large LNG carriers). The same voyage around Cape Horn is approximately 13,000 nautical miles. From the U.S. Gulf Coast to northwest Europe, the distance is approximately 5,000 nautical miles. In 2014 and 2015, the average global LNG voyage was approximately 4,000 nautical miles, and therefore any voyage in excess of this distance will increase the global average distance and the need for LNG carriers.

Angola LNG (5.2 mtpa), which has been shut down for over a year for refurbishment and enhancements, is also due to restart in early 2016. Certain vessels that were chartered to Angola LNG have been operating in the spot market while the plant has been closed, and are expected to be put back into service for the project in 2016.

With the expected projects coming onstream, encouraging levels of tendering activity for vessels to transport increased LNG volumes is being noted. We continue to see a future shortfall of vessels that will be required for the Australian and U.S. projects that have taken final investment decision and are currently under construction.

LNG Demand

In 2015, Egypt, Jordan, Pakistan and Poland all imported their first LNG cargoes. In 2016, Colombia, Ghana, Malta and Uruguay are all expected to commence LNG imports. This encouraging increase in the number of importers and therefore LNG trade routes is being driven by low LNG prices, availability of supply and the fast and flexible import solution that floating storage and regasification units provide.

LNG Chartering Activity

The significant fall in oil prices since 2014 has led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. These factors, among others, have in turn led to a significant shortening of the average duration of spot charters fixed during 2015, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. In addition, some production companies have announced delays or cancellations of certain previously announced (but early stage) LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase.

Approximately 247 charters of LNG vessels were fixed in 2015, compared with 218 in 2014. This significant increase in chartering activity is a positive sign for the developing LNG shipping market. Our ability to participate in any future market growth will depend on our ability to access the equity and debt markets.

Global LNG Fleet

As of December 31, 2015, the global fleet of dedicated LNG carriers stood at 427 ships. In 2015, 27 LNG carriers were delivered, and 17 orders were placed. This high level of ordering was driven in part by the significant developments in plans for new liquefaction projects, particularly in the United States.

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

E. Off-Balance Sheet Arrangements

As of December 31, 2015, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2015 were:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations	$748,000	$328,000	$60,000	$360,000	$—
Interest on long-term debt obligations(1)	50,433	16,509	23,557	10,367	—
Amounts due to related parties(2)	137	137	—	—	—
Amounts due for management, commercial and administrative services fees(3)	3,000	3,000	—	—	—
Purchase of depot spares(4)	4,340	—	—	4,340	—

Total	$805,910	$347,646	$83,557	$374,707	$—

(1)

Our interest commitment on our floating long-term debt is calculated based on an assumed applicable interest rate of 2.96%, which takes into account the LIBOR and applicable margin spreads in our credit facilities while 6.0% is used for our Sponsor Credit facility.

(2)

Amounts due to related parties represent mainly payments made by GasLog LNG Services and GasLog to cover operating expenses, as well as amounts owed for commercial management and administrative services. See Note 13 to our combined and consolidated financial statements.

(3)

This includes the amounts due under our contractual obligations under our amended ship management agreements and our amended commercial management agreements signed with GasLog LNG Services and GasLog, respectively, for their non-terminable periods. In addition, it includes the amounts due under the administrative services agreement for its non-terminable period. The amended ship management agreements provide for a monthly management fee of $46,000 per vessel and amended commercial management agreements provide for a fixed annual fee of $360,000 per vessel and may be terminated by either party giving three months’ notice. The administrative services agreement provides for a fixed annual fee of $588,000 per vessel and may be terminated by either party at any time giving the other party not less than three months’ written notice. The contractual obligations table includes administrative services fees for three months.

(4)

Following the acquisition of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty-one Ltd., is the counter guarantor for the acquisition from MSL of 83.33% of depot spares with an aggregate value of $6.0 million. These spares should be acquired before the end of the initial term of the related charter agreements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. With the exception of Andrew J. Orekar, we rely solely on the executive officers of GasLog or its applicable affiliate who provide executive officer services for our benefit pursuant to the administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors. The business address for each of our directors and executive officers is Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the U.S. Securities and Exchange Commission: Robert B. Allardice III, Daniel R. Bradshaw, David P. Conner, Pamela M. Gibson and Anthony S. Papadimitriou. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Curtis V. Anastasio	59	Executive Chairman of the Board of Directors/ Director
Robert B. Allardice III	69	Class I Director
Daniel R. Bradshaw	69	Class III Director
David P. Conner	67	Director
Pamela M. Gibson	62	Class II Director
Peter G. Livanos	57	Director
Anthony S. Papadimitriou	60	Director
Andrew J. Orekar	39	Chief Executive Officer
Simon P. Crowe	48	Chief Financial Officer
Graham Westgarth	61	Chief Operating Officer

Our Class I, Class II and Class III Directors were elected by our common unitholders and will hold office until the 2016, 2017 and 2018 annual meetings of limited partners, respectively. Our other directors were appointed by our general partner in its sole discretion. See “—C. Board Practices”.

Certain biographical information about each of these individuals is set forth below.

Curtis V. Anastasio has been the Executive Chairman of our board of directors since our inception. From the time he led the IPO in April of 2001 to his retirement on December 31, 2013, Mr. Anastasio was the president and chief executive officer of NuStar Energy L. P., a publicly traded MLP based in San Antonio, Texas. Mr. Anastasio was also president and chief executive officer of NuStar GP Holdings, LLC, a position he held since the company’s IPO in 2006. NuStar GP owns general and limited partner interests and the incentive distribution rights in NuStar Energy and manages its business affairs. In addition, Mr. Anastasio serves as a director and chairman of the Audit Committee of Par Pacific Holdings (previously Par Petroleum Corporation) a growth-orientated company that manages and maintains interests in energy related assets. He also serves on the board of the Federal Reserve Bank of Dallas and in June 2015 was appointed to the board of the Chemours Company. Mr. Anastasio received a Juris Doctorate degree from Harvard Law School in 1981 and a Bachelor of Arts degree, Magna cum Laude, from Cornell University in 1978.

Robert B. Allardice III has been a member of our board of directors since October 2014. Mr. Allardice has had a long career in the financial services industry, having worked for Morgan Stanley in a number of roles for 16 years as well as with Smith Barney and Deutsche Bank Americas Holding Corp. Mr. Allardice currently serves as a director, and chairman of the audit committee, of a number of companies, including Hartford Financial Group, Ellington Housing Inc. and Ellington Residential Mortgage REIT. Mr. Allardice received a Bachelor of Arts with Honors from Yale University in 1968 and an M.B.A. from Harvard Business School in 1974.

Daniel R. Bradshaw has been a director since the closing of our IPO. Since 1978, Mr. Bradshaw has worked at the law firm of Johnson Stokes & Master, now Mayer Brown JSM, in Hong Kong, from 1983 to 2003 as a partner and since 2003 as a senior consultant. In addition, Mr. Bradshaw is an independent non-executive director of Pacific Basin Shipping Company Limited, an independent non-executive director of IRC Limited, an affiliate of Petropavlovsk PLC, a non-executive director of Euronav NV, and a director of Greenship Offshore Manager Ptd. Ltd, a company in the Bourbon group owning and demise chartering supply vessels. Mr. Bradshaw received a Master of Laws degree from the Victoria University of Wellington in 1971.

David P. Conner has been a member of our board of directors since October 2014. Mr. Conner has a long history in the banking industry, most recently as chief executive officer of OCBC Bank Ltd. in Singapore from 2002 to 2012. Prior to OCBC, Mr. Conner worked for Citibank for 26 years. Until recently, Mr. Conner served as a director on the board of OCBC Bank Ltd., where he also sat on the executive committee and risk management committee. In 2015, Mr. Conner was appointed a member of the Washington University Medical Finance Committee and on January 1, 2016 he was appointed a director of Standard Chartered Bank plc. Mr. Conner also sits on the risk committee, audit committee and financial crime risk committee of Standard Chartered Bank plc. Mr. Conner received a Bachelor of Arts degree from Washington University in St. Louis in 1974 and an M.B.A. from Columbia University Business School in 1976.

Pamela M. Gibson has been a director since the closing of our IPO. Since 1984, Ms. Gibson has worked at the law firm of Shearman & Sterling LLP, from 1990 as a partner and since 2005 as of counsel, advising non-U.S. global companies on capital markets transactions, governance, compliance and other corporate strategic matters with a focus on the oil and gas; metals and mining; and telecom and technology sectors. Ms. Gibson was the managing partner of both the Toronto (1990 to 1995) and London (1995 to 2002) offices and the head of the European and Asian Capital Markets Group (2002 to 2004) at Shearman & Sterling LLP. In addition, Ms. Gibson is an independent non-executive director of Eldorado Gold Corporation. Ms. Gibson received a Bachelor of Arts degree, with distinction, from York University in 1974, a Bachelor of Laws degree from Osgoode Hall Law School in 1977 and a Master of Laws degree from New York University in 1984.

Peter G. Livanos has been a director since the closing of our IPO. Mr. Livanos is the Chairman of GasLog and a member of GasLog’s board of directors. Mr. Livanos founded our affiliate GasLog LNG Services in 2001. He has served as the Chairman since GasLog was incorporated in July 2003 and he held the role of chief executive officer from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping, an international shipping group. He also serves as chairman of several of Ceres Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos was appointed to the board of directors of Euronav NV, an independent owner and operator of oil tankers in 2005 and served until December 2015. Between April 2009 and July 2014 he was appointed Vice-Chairman of Euronav NV and from July 2014 to December 2015 he served as its Chairman. Mr. Livanos is a graduate of Columbia University. He is the first cousin of Philip Radziwill, a member of GasLog’s board of directors.

Anthony S. Papadimitirou has been a director since our 2015 annual meeting. Mr. Papadimitriou is the managing partner of the law firm A.S. Papadimitriou and Partners, a position he has held since 1990. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A, an affiliate of the Onassis Foundation, and since 1995 he has been the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the board since 2005. Mr. Papadimitriou also serves as a director of Global Finance S.A., a Greek investment firm. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens.

Andrew J. Orekar has served as our CEO since the closing of our IPO. Prior to joining the Partnership, Mr. Orekar served as Managing Director at Goldman, Sachs & Co., where he advised global natural resources and energy companies on mergers and acquisitions, corporate finance and capital markets transactions. Mr. Orekar joined Goldman Sachs in 1998 and held positions of increasing responsibility within the Investment Banking Division during his 15-year career. He was appointed Managing Director and global head of chemicals investment banking in 2009. Mr. Orekar received B.S. (Wharton School, Finance) and B.A. (English) degrees from the University of Pennsylvania.

Simon P. Crowe has served as our Chief Financial Officer (“CFO”) since our inception. He has also served as chief financial officer of GasLog since April 2013. From 2009 until 2012, Mr. Crowe was chief financial officer of Subsea 7, an engineering, construction and services contractor to the offshore energy industry. Subsea 7 is a global business, listed on the Norwegian Stock Exchange that employs 12,000 people and operates in over 15 countries. Prior to 2009, Mr. Crowe worked for Transocean Ltd., the world’s largest offshore drilling contractor, most recently as vice president, strategy and planning, and prior to that as Finance Director for Transocean Ltd.’s Europe and Africa operations. Mr. Crowe is a member of the Chartered Institute of Management Accountants. Mr. Crowe holds a degree in physics from the University of Liverpool.

Graham Westgarth has served as our Chief Operating Officer (“COO”) since our inception. He was appointed chief executive vice president, operations and strategy, of GasLog in January 2013 and promoted to COO in June 2013. From 1999 through 2012, Mr. Westgarth was a member of the Senior Leadership team of Teekay Shipping, most recently serving as executive vice president of innovation, technology and projects of Teekay Shipping, which included commercial and operational responsibility for a number of floating storage and offloading vessels. From 2001 to 2010, Mr. Westgarth served as president of Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also served as chief executive officer of Teekay Petrojarl following its acquisition by Teekay Corporation. Mr. Westgarth was the chairman of INTERTANKO, an industry organization, which represents 80% of the world’s independent tanker owners and operators between 2009 and 2014. He is an ex-Master Mariner and graduate of the Columbia University Senior Executive Development Program.

Board Leadership Structure

Our board leadership structure consists of our Executive Chairman and the chairmen of our board committees. Our operational management is headed by our CEO. Mr. Orekar, as CEO, is responsible for the day-to-day operations of the Partnership, which includes decisions relating to the Partnership’s general management and control of its affairs and business and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Executive Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to unitholders.

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

Executive Compensation

The Partnership has entered into an employment agreement with Curtis V. Anastasio, the Executive Chairman of our board of directors. A subsidiary of GasLog has entered into an employment agreement with Andrew J. Orekar, our CEO. Each agreement provides for an annual cash incentive bonus based in part on performance relative to pre-established targets. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. For the year ended December 31, 2015, the amount of compensation we paid to our executive officers, including annual and long-term cash incentive compensation that was paid to such officers, as well as aggregate fees for administrative services provided under the administrative services agreement, totaled $1.53 million. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”. Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our general partner may participate in employee pension and benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our general partner or their affiliates, including plans that may be established in the future. We did not set aside or accrue any amounts in the year ended December 31, 2015 to provide pension, retirement or similar benefits to our senior management.

Compensation of Directors

Each non-management director receives compensation for attending meetings of our board of directors, as well as committee meetings. Non-management directors each receive a director fee of $100,000 per year. Members of the audit and conflicts committees each receive a committee fee of $25,000 and the Chairpersons of such committees receive a fee of $50,000 per year. Pursuant to the administrative services agreement, we pay directly to GasLog the director fees for any appointed directors who are also directors of GasLog. Our Executive Chairman receives director fees totaling $250,000. Each director may elect that all or a portion of the above fees will be paid in units rather than cash. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

We did not set aside or accrue any amounts in the year ended December 31, 2015 to provide pension, retirement or similar benefits to our directors.

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

The Plan provides for the grant of options to purchase our common units, common unit appreciation rights, restricted common units, phantom performance common units, cash incentive awards and other equity-based or equity-related awards. We have reserved for issuance a total of 241,447 common units under the Plan (equal to approximately 1.7% of the 14,322,358 common units outstanding as of December 31, 2014), subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by our board of directors, or such committee of our board of directors as may be designated by our board of directors to administer the Plan.

In April 1, 2015, we granted our executive officers an aggregate of 16,999 restricted common units and 16,999 phantom performance common units, with an aggregate fair value as of the grant date of $0.82 million. These awards vest on the third anniversary of the grant date, subject to the recipients’ continued service; vesting of the phantom stock units is also subject to the achievement of certain performance targets. They may be settled in cash or common units, or a combination thereof, at our discretion.

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

Our board of directors consists of seven members, Curtis V. Anastasio, Robert B. Allardice III, Daniel R. Bradshaw, David P. Conner, Pamela M. Gibson, Peter G. Livanos and Anthony S. Papadimitriou. At our first annual meeting of unitholders, Curtis V. Anastasio, David P.Conner,

Peter G. Livanos and Anthony S. Papadimitriou were appointed by our general partner in its sole discretion and Robert B. Allardice III, Daniel R. Bradshaw and Pamela M. Gibson were elected by our common unitholders. The three directors elected by our common unitholders, as well as Mr. Conner and Mr. Papadimitriou were determined by our board to be independent under the standards of the NYSE and the rules and regulations of the SEC. Three of the elected directors also qualify as independent of GasLog under our partnership agreement so as to be eligible for membership on our conflicts committee. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into classes serving staggered three-year terms. At our 2015 annual meeting, Robert B. Allardice III was elected as a Class I director, Pamela Gibson was elected as a Class II director and Daniel Bradshaw was appointed as a Class III director to hold office until the 2016, 2017 and 2018 annual meetings respectively. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

If our general partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional director will thereafter be elected as a Class III director by our common unitholders. Our general partner may exercise this right in order to permit us to claim, or continue to claim, an exemption from U.S. federal income tax under Section 883 of the Code. See “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership”.

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

Committees of the Board of Directors

Audit Committee

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Robert B. Allardice III, Daniel R. Bradshaw, David P. Conner and Pamela M. Gibson, with Robert B. Allardice III serving as the chair of the audit committee. Our board of directors has determined that each of Robert B. Allardice III, Daniel R. Bradshaw, David P. Conner and Pamela M. Gibson satisfies the independence standards established by the NYSE, and that Robert B. Allardice III qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations. Donald J. Kintzer served as chairman of our audit committee from the closing of our IPO until March 2015.

Conflicts Committee

We also have a conflicts committee that is available at the board of directors’ discretion to review specific matters that the board of directors believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee must meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and may not be any of the following: (a) officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the general partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan, equity compensation plan or similar plan of the Partnership or its subsidiaries). Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our conflicts committee is comprised of Robert B. Allardice III, Daniel R. Bradshaw and Pamela M. Gibson, with Daniel R. Bradshaw serving as chair of the conflicts committee. For additional information about the conflicts committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors—Conflicts Committee”.

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

This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogmlp.com. Reference to our website is for informational purposes only; our website is not incorporated by reference in this annual report. We will also provide a paper copy of any of these documents upon the written request of a unitholder at no cost. Unitholders may direct their requests to the attention of our General Counsel, c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

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

D. Employees

Other than our Executive Chairman, we do not directly employ any on-shore employees or seagoing employees. As of December 31, 2015, GasLog employed (directly and through ship managers) approximately 1,214 seafaring staff who serve on its owned and managed vessels (including our fleet) as well as 162 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. In addition, GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. As a result, GasLog has historically enjoyed high retention rates. In 2015, GasLog’s retention rate was 96% for seagoing senior officers, 98% for other seagoing officers and 96% for shore staff.

Although GasLog has historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers has been increasing as the global fleet of LNG carriers continues to grow. This increased demand has and may continue to put inflationary cost pressure on ensuring qualified and well trained crew are available to GasLog. However, we and GasLog expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including automatic periodic adjustment provisions and cost review provisions.

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

ITEM 7. MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Unitholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common units as of February 11, 2016 held by:

•	each of our executive officers;

•	each of our directors;

•	all our directors and officers as a group; and

•	each holder known to us to beneficially own 5% or more of our units;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 21,822,358 common units outstanding as of February 11, 2016. Each issued and outstanding common unit entitles the unitholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all unitholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
	Number	Percent	Number	Percent
Directors and officers
Curtis V. Anastasio	*	*	—	—%	*	%
Robert B. Allardice III	*	*	—	—%	*	%
Daniel R. Bradshaw	—	—	—	—%	—%
David P. Conner	*	*	—	—%	*	%
Pamela M. Gibson	*	*	—	—%	*	%
Peter G. Livanos	525,010	2.40%	—	—%	*	%
Anthony S. Papadimitriou
Andrew J. Orekar	*	*	—	—%	*	%
Simon P. Crowe	*	*	—	—%	*	%
Graham Westgarth	*	*	—	—%	*	%
All directors and officers as a group	640,109	2.93%	—	—%	2.02%
Other 5% beneficial owners
GasLog Ltd.(1)	162,358	0.74%	9,822,358	100%	31.55%
Basic Management Company Inc.(2)	2,380,952	10.91%	—	—%	7.52%
OppenheimerFunds, Inc.(3)	1,543,934	7.08%	—	—%	4.88%
Kayne Anderson Capital Advisors, L.P. & Richard A Kayne(4)	1,842,691	8.44%	—	—%	5.82%

(1)

GasLog Ltd. is effectively controlled by its chairman, Peter G. Livanos, who is deemed to beneficially own, directly or indirectly, 40.7% of the issued and outstanding common shares of GasLog Ltd. Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of GasLog Ltd.

(2)

Based on information contained in the Schedule 13D that was filed with the SEC on May 22, 2014, as amended by Amendment No. 1 filed on September 30, 2014, by Basic Management Company Inc., or “Basic Management”, and John Stanislas Albert Radziwill, Mr. Radziwill beneficially owns 100% of the outstanding equity of Basic Management. John Stanislas Albert Radziwill is the father of GasLog’s Director, Philip Radziwill, and the uncle of our director Peter G. Livanos, who is also Chairman of GasLog.

(3)

Based on information contained in the Schedule 13G filed with the SEC on February 2, 2016. OppenheimerFunds, Inc. has shared voting and dispositive power over 1,543,934 common units. The prior amendment filed on March 10, 2015 indicated that Oppenheimer SteelPath MLP Select 440 Fund has shared voting and dispositive power over 1,036,378 common units.

(4)

Based on information contained in the Schedule 13G filed with the SEC on February 1, 2016. Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting and dispositive power over the common units.

*	Less than 1%.

In May 2014, the Partnership completed its IPO and our common units began trading on the NYSE. In connection with the IPO, we issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. In September 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units. In connection with the September 2014 offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. In June 2015, the Partnership completed a follow-on public offering of 7,500,000 common units. In connection with this offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest.

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

As a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. See “Item 6. Directors, Senior Management and Employees—C. Board Practices”. At the end of the subordination period, assuming no additional issuances of common units, GasLog will own 31.55% of our common units.

As of February 9, 2016, we had two common unitholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 21,657,600 common units, representing 99.2% of our outstanding common units and a 67.1% ownership interest in us. We believe that the shares held by CEDE & CO. include common units beneficially owned by both holders in the United Sates and non-U.S. beneficial owners.

B. Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. The related party transactions that we have entered into or were party to during the year ended December 31, 2015 are discussed below.

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

During the 30-day period after GasLog’s notice and offer of an opportunity to purchase a Five-Year Vessel, we and GasLog will negotiate in good faith to reach an agreement on the fair market value (and any applicable break-up costs) of the relevant vessel. If we do not reach an agreement within such 30-day period, a mutually-agreed upon investment banking firm, ship broker or other expert advisor will be engaged to determine the fair market value (and any applicable break-up costs) of the relevant vessel and other outstanding terms, and we will have the option, but not the obligation, to purchase the relevant vessel on such terms. Our ability to consummate the acquisition of such Five-Year Vessel from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing with respect to such Five-Year Vessel. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or a financing agreement”. Under the omnibus agreement, GasLog will indemnify the Partnership against losses arising from the failure to obtain any consent or governmental permit necessary to own or operate the fleet in substantially the same manner that the vessels were owned and operated by GasLog immediately prior to the Partnership’s acquisition of such vessels. See “—Indemnification”.

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

LNG Carrier Purchase Options

Under the omnibus agreement, we currently have the option to purchase from GasLog: (i) the Solaris and Hull Nos. 2072, 2073, 2102 and 2103 within 36 months after GasLog notifies our board of directors of their acceptance by their charterers, (ii) the GasLog Seattle and the Methane Lydon Volney within 36 months after the closing of our IPO on May 12, 2014 and (iii) as provided for under the addendum to the omnibus agreement dated April 21, 2015, among GasLog, GasLog Partners, our general partner and GasLog Partners Holdings, the Methane Becki Anne, and the Methane Julia Louise within 36 months after the completion of their acquisition by GasLog on March 31, 2015. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement.

In addition, on April 21, 2015, GasLog signed an agreement with MSL for its newbuildings Hull Nos. 2130, 2800 and 2131 to be chartered to MSL upon deliveries in 2018 and 2019 respectively, for average initial terms of approximately 9.5 years. Within 30 days of the commencement of each charter, GasLog will be required to offer us an opportunity to purchase each vessel at fair market value as determined pursuant to the omnibus agreement.

If we and GasLog are unable to agree upon the fair market value of any of these optional vessels, the respective fair market values will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and we will have the right, but not the obligation, to purchase the vessel at such price. Our ability to consummate the acquisition of such vessels from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing as of the closing date in respect of such vessels. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or a financing agreement”.

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

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Five-Year Vessel with a unaffiliated third party or any Non-Five-Year Vessel, we or GasLog, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and GasLog, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or GasLog, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or GasLog, as the case may be, than those offered pursuant to the written notice. Our ability to consummate the acquisition of such Five-Year Vessel from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing in respect of such Five-Year Vessel. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining lenders’ or charterers’ consents that are necessary to acquire vessels with an existing charter or a financing agreement”.

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

Under the administrative services agreement, certain officers of GasLog provide executive officer functions for our benefit. These officers are responsible for our day-to-day management subject to the direction of our board of directors. The services provided by Andrew Orekar, our CEO, are provided under the administrative services agreement pursuant to an employment agreement that he has entered into with a subsidiary of GasLog. Our board of directors has the ability to terminate the arrangement with GasLog regarding the provision of executive officer services to us at any time in its sole discretion.

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

GasLog receives a service fee in U.S. dollars of $0.6 million per vessel per year in connection with providing services under the administrative services agreement. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month. The aggregate fees and expenses for services under the administrative services agreement for the year ended December 31, 2015 was $3.82 million, which related to the five vessels acquired from GasLog in 2014 and the Methane Alison Victoria, the Methane Heather Sally and the Methane Shirley Elisabeth since their acquisition from GasLog in July 2015.

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

Ship Management Agreements

Each vessel in our fleet has entered into a ship management agreement with GasLog LNG Services, pursuant to which certain crew and technical services are provided by GasLog LNG Services. Under these ship management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the manager as described below.

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

Management fee. Pursuant to the amended ship management agreements, the vessel-owning subsidiaries, as owners, will pay a management fee of $46,000 per month to GasLog LNG Services, as manager, and will reimburse GasLog LNG Services for all expenses incurred on their behalf. The aggregate fees and expenses for services under these management agreements for the year ended December 31, 2015 were $3.59 million, which related to the five vessels acquired from GasLog in 2014, and the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally since their acquisition from GasLog in July 2015.

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

In May 2015, the Ship Management Agreements were amended to delete the annual incentive bonus and superintendent fees clauses, with effect from April 1, 2015.

Commercial Management Agreements

Our operating subsidiaries have entered into commercial management agreements with GasLog that were amended upon completion of the IPO, pursuant to which GasLog provides certain commercial management services to us. The annual commercial management fee is $540,000 for each vessel payable quarterly in advance. The aggregate fees and expenses under these commercial management agreements for the year ended December 31, 2015 were $2.34 million, which related to the five vessels acquired from GasLog in 2014, and the Methane Alison Victoria, the Methane Heather Sally and the Methane Shirley Elisabeth since their acquisition from GasLog in July 2015.

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

Credit Facilities

On May 12, 2014, we entered into a $30.0 million revolving credit facility with GasLog to be used for general partnership purposes. The Sponsor Credit Facility is unsecured and provides for an availability period of 36 months, and bears interest at a rate of 5% per annum, with no commitment fee for the first year. After the first year, the interest will increase to a rate of 6% per annum, with an annual 2.4% commitment fee on the undrawn balance. The balance outstanding as of December 31, 2015 was $15.0 million. For a more detailed description of this credit facility, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Revolving Credit Facility with GasLog”.

In connection with the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally in July 2015, we and GasLog Partners Holdings entered into a guarantee agreement pursuant to which we and GasLog Partners Holdings guaranteed the obligations of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty-one Ltd. under the then existing facility agreement between such entities as borrowers, Citibank N.A., London Branch, as mandated lead arranger, bookrunner and security agent, the financial institutions listed in Schedule 1 thereto as lenders and Citibank International Plc as agent of the other finance parties.

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

Share Purchase Agreements

On August 14, 2014, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that owned the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million. GasLog had purchased the Methane Rita Andrea and the Methane Jane Elizabeth from MSL in April 2014. The acquisition closed on September 29, 2014. In connection with the transaction, the Partnership acquired GAS-

sixteen Ltd. and GAS-seventeen Ltd. with $2.0 million of positive net working capital existing at the time of closing.

At the time of the acquisition, we and GasLog Partners Holdings entered into a guarantee agreement pursuant to which we and GasLog Partners Holdings guaranteed the obligations of GAS-sixteen Ltd., GAS-seventeen Ltd. and GAS-eighteen Ltd. (an entity held by GasLog) under the then existing facility agreement between such entities as borrowers, Citibank, N.A., London Branch, or “Citibank”, as mandated lead arranger, the financial institutions listed in Schedule 1 thereto as lenders, Citibank as bookrunner, Citibank International Plc as agent of the other finance parties and Citibank as security agent and trustee. These guarantees were released when that facility was prepaid and terminated with funds from our Partnership Facility.

In addition, in connection with the acquisition, GAS-sixteen Ltd. and GAS-seventeen Ltd. have entered into ship management and commercial management agreements with GasLog. See “Item 7. Major Unitholders and Related Party Transaction—B. Related Party Transactions”.

On June 22, 2015, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty-one Ltd., the entities that owned the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483.0 million. GasLog had purchased the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally from MSL in June 2014. The acquisition closed on July 1, 2015. In connection with the transaction, the Partnership acquired GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty-one Ltd. with $3.0 million of positive net working capital existing at the time of closing.

With respect to the GasLog Sydney, whose charter was shortened by 8 months under the agreement that we signed with MSL on April 21, 2015, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening.

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

Our conflicts committee is comprised of three members of our board of directors. The conflicts committee is available at the board of directors’ discretion to review specific matters that the board of directors believes may involve conflicts of interest. The members of the conflicts committee must and do meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and are not and may not be any of the following: (a) officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the general partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan of the Partnership or its subsidiaries).

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

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See “Item 3. Key Information—D. Risk Factors” for a discussion of these factors.

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

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.375 per unit, or $1.50 per unit per year, prior to any distribution on the subordinated units to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution are determined by our board of directors, taking into consideration the terms of our partnership agreement. We are effectively prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for a discussion of the restrictions contained in our financing agreements that may restrict our ability to make distributions.

During the year ended December 31, 2015, the aggregate amount of cash distribution paid was $51.19 million.

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

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount			Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution			$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375	up to	$0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125	up to	$0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875	up to	$0.5625	75.0%	2.0%	23.0%
Thereafter	above		$0.5625	50.0%	2.0%	48.0%

B. Significant Changes

See “Item 18. Financial Statements—Note 22. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our IPO in the United States, our common units have been listed on the NYSE under the symbol “GLOP”. The following table shows the high and low closing sales prices for our common units during the indicated periods.

	Price Range
	High	Low
Year ended December 31, 2014 (May 7, 2014 to December 31, 2014)	$36.91	$22.87
Year ended December 31, 2015	29.28	12.67
Third Quarter 2014	36.91	30.00
Fourth Quarter 2014	30.78	22.87
First Quarter 2015	26.41	22.38
Second Quarter 2015	29.28	22.85
Third Quarter 2015	22.73	14.37
Fourth Quarter 2015	18.98	12.67
August 2015	20.61	17.30
September 2015	19.69	14.37
October 2015	18.98	16.87
November 2015	18.92	16.08
December 2015	17.83	12.67
January 2016	14.64	10.00
February 2016 (February 1, 2016 to February 11, 2016)	14.44	12.55

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

(a)	Form of Contribution Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement”.

(b)	Form of Omnibus Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement”.

(c)	Form of Administrative Services Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”.

(d)	Form of Commercial Management Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Commercial Management Agreements”.

(e)	Form of Ship Management Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

(f)

Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011; please see “Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters”.

(g)

Form of $30.0 Million Revolving Credit Agreement by and between GasLog Partners LP and GasLog Ltd.; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(h)

Share Purchase Agreement dated August 14, 2014, among GasLog Carriers Ltd., GasLog Ltd. and GasLog Partners LP; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Share Purchase Agreement”.

(i)

Form of Indemnification Agreement for the Partnership’s directors and certain officers; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements”.

(j)

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

(k)

Corporate Guarantee between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(l)	GasLog Partners LP 2015 Long-Term Incentive Plan; please see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Equity Compensation Plan”.

(m)

Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners GP LLC and GasLog Partners Holdings LLC please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement”.

(n)

Share Purchase Agreement dated as of June 22, 2015 by and among GasLog Ltd., GasLog Carriers Ltd. and GasLog Partners LP. please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Share Purchase Agreement”.

(o)

Facility Agreement for $325,500,000 Loan Facility dated May 14, 2014 among GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd., as borrowers, Citibank, N.A., London Branch as arranger, bookrunner and security agent, Citibank International PLC as Agent and the financial institutions listed in Schedule 1 thereto as Lenders: please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(p)

Corporate Guarantee between GasLog Ltd. and Citibank, N.A., London Branch, dated May 14, 2014; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate, or a “U.S. Individual Holder”, generally will be treated as “qualified dividend income”, which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the NYSE on which our common units are currently traded); (ii) we are not a PFIC for the tax year during which the dividend is paid or the immediately preceding tax year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed at ordinary income rates to a U.S. Individual Holder.

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

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any tax year in which the holder held our units, either:

•

at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such tax year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•	at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such tax year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, and an opinion of counsel, we do not believe that we are or will be a PFIC for our current or any future tax year. We have received an opinion of our U.S. counsel, Cravath, Swaine & Moore LLP, in support of this position that concludes that the income our subsidiaries earn from certain of our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current tax year and each future year will arise from such time-chartering activities, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current tax year or any future year.

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

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time-chartering operations, and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of counsel in support of our position, it is possible that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any tax year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any future tax year.

As discussed more fully below, if we were to be treated as a PFIC for any tax year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if a U.S. Holder owns our common units during any tax year that we are a PFIC, such units owned by such holder will be treated as PFIC units even if we are not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file IRS Form 8621 with your U.S. federal income tax return to report your ownership of our common units.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any tax year, and a U.S. Holder makes a timely QEF election, such holder hereinafter an “Electing Holder”, then, for U.S. federal income tax purposes, that holder must report as income for its tax year its pro rata share of our ordinary earnings and net capital gain, if any, for our tax years that end with or within the tax year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any tax year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any tax year and, as we anticipate, our units were treated as “marketable stock”, then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each tax year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the tax year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the tax year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. The mark-to-market election generally will not be available with respect to subsidiaries. Accordingly, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, the mark-to-market election generally will not be available with respect to such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any tax year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year, such holder hereinafter a “Non-Electing Holder”, would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a tax year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding tax years, or, if shorter, the portion of the Non- Electing Holder’s holding period for the common units before the tax year) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current tax year and any tax year prior to the tax year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other tax years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other tax year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any tax year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

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

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the tax year in which those units are disposed and meet certain other requirements.

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

Marshall Islands Tax Consequences

The following discussion is based upon the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in, engage in business in the Republic of the Marshall Islands or who are not citizens of the Marshall Islands.

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

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We have used interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize economic risks and costs associated with our floating rate debt and not for speculative or trading purposes. In 2014, we terminated our interest rate swaps, therefore no swaps were designated as cash flow hedging instruments. Under these swap transactions, the bank counterparty effected quarterly floating-rate payments to the Partnership for the relevant amount based on the three-month U.S. dollar LIBOR, and the Partnership effected quarterly payments to the bank on the relevant amount at the respective fixed rates. We expect to use interest rate swaps in the future as we deem appropriate to manage our exposure to interest rate risk.

The aggregate principal amount of our outstanding floating rate debt which was not economically hedged as of December 31, 2015 was $748.0 million (December 31, 2014: $805.50 million). As an indication of the extent of our sensitivity to interest rate changes, an increase or decrease in LIBOR by 10 basis points would have decreased or increased, respectively, our profit during the year ended December 31, 2015 by approximately 1.07% or $0.77 million, based upon our debt level during the period (December 31, 2014: 1.01% or $0.44 million).

We expect our sensitivity to interest rate changes to increase in the future as a result of increased future borrowings under new loan agreements to finance acquisitions of additional ships.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses, including debt repayment obligations under our credit facilities and a portion of our administrative expenses, are denominated in U.S. dollars. However, a portion of the ship operating expenses, primarily crew wages of officers, and a large portion of our administrative expenses are denominated in euros. Specifically, for the year ended December 31, 2014 and December 31, 2015, approximately $15.58 million and $21.62 million, respectively, of the operating and administrative expenses were denominated in euros. As of December 31, 2014 and December 31, 2015, approximately $4.26 million and $4.28 million, respectively, of our outstanding trade payables and accruals were denominated in euros.

Depreciation in the value of the U.S. dollar relative to the euro will increase the U.S. dollar cost of us paying expenses denominated in euros. Accordingly, there is a risk that currency fluctuations will have a negative effect on our cash flows. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit during the year ended December 31, 2015 by approximately $2.16 million, based upon our expenses recognized during the period (December 31, 2014: $1.56 million). We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

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

On May 12, 2014, we closed our IPO, pursuant to which we issued and sold 9,660,000 common units representing limited partner interests at a price of $21.00 per unit, resulting in gross proceeds of $202.86 million. GasLog used the net IPO proceeds of $186.03 million, after deducting underwriting discounts and other offering expenses paid by the Partnership, to (a) prepay $82.63 million of debt plus accrued interest of $0.42 million, (b) make a payment of $2.28 million (including $0.27 million accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment, (c) make a $65.70 million payment to GasLog in exchange for its contribution of net assets in connection with the IPO. As of the date of this annual report, we have substantially used all of the balance of $35.00 million for general partnership purposes including working capital and vessel acquisitions.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2015. Based on our evaluation, the CEO and the CFO have concluded that as of December 31, 2015, our disclosure controls and procedures were effective.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal controls over financial reporting are designed under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRS, and that our receipts and expenditures are being made in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal controls over financial reporting, misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

C. Attestation Report of the Registered Public Accounting Firm

An attestation report of our registered public accounting firm is not required as we qualify as an emerging growth company under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

D. Changes in Internal Control over Financial Reporting

As reported under Item 15A of our Annual Report on Form 20-F for the year ended December 31, 2014, our CEO and CFO concluded that as of December 31, 2014, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting related to the design of our control to evaluate the classification of transactions between the Partnership and GasLog in the statement of cash flows for various transactions entered into prior to the closing of our initial public offering.

Since December 31, 2014, we have implemented the following additional control procedures in our process for the review of our cash flows and the classification of certain transactions within the cash flow statement, focusing specifically on detailed analysis of cash and non-cash transactions between the Partnership and GasLog:

i)

The financial controller reviews and signs-off the statement of cash flows, as an additional level of detailed review following the review by the financial reporting manager, focusing on the reconciliation of the related party transactions and their respective classification in the statement of cash flows.

ii)

During management’s disclosure committee meeting any one-off transactions, cash or non-cash, between the Partnership and GasLog, as well as the respective presentation in our financial statements are reviewed in detail as an additional compensating control.

Additionally, management has added supplemental disclosure of non-cash items on the face of the statement of cash flows in the quarterly financial statements to facilitate the reconciliation of such movements on a quarterly basis.

Management has concluded that the new controls in connection with the completion of the interim financial statements for the three months ended March 31, 2015, June 30, 2015 and September 30, 2015 and the audited financial statements for the year ended December 31, 2015 were operating effectively in relation to the classification of transactions between the Partnership and GasLog in the statement of cash flows and considers the material weakness reported as of December 31, 2014 in our internal control over financial reporting fully remediated.

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Robert B. Allardice III, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an “audit committee financial expert”. Our board of directors has affirmatively determined that Mr. Allardice meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership, a copy of which is posted on our website and may be viewed at http://www.gaslogmlp.com. We will also provide a paper copy of this document upon the written request at no cost. Unitholders may direct their requests to the attention of our General Counsel, GasLog Partners LP, Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2015.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2014 and December 31, 2015.

The chart below sets forth the total amount billed and accrued for Deloitte LLP for services performed in 2014 and 2015, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2014	2015
	(Expressed in millions of U.S. Dollars)
Audit fees	$0.73	$0.53
Tax fees	—	0.01

Total fees	$0.73	$0.54

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

Included in the audit fees for 2014 are fees of $0.32 million, related to the Partnership’s IPO completed in May 2014 and the fees of $0.15 million related to the Partnership’s follow-on offering completed in September 2014. Included in the audit fees for 2015 are fees of $0.17 million related to the Partnership’s follow-on offering completed in June 2015.

Tax Fees

No tax fees were billed by our principal accountant in 2014.

Audit-related Fees

No audit-related fees were billed by our principal accountant in 2014 and 2015.

All Other Fees

No other fees were billed by our principal accountant in 2014 and 2015.

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

None.

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

Independence of Directors

The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, our board of directors is not required to be comprised of a majority of independent directors. However, our board of directors has determined that each of Robert B. Allardice III, Daniel R. Bradshaw, David P. Conner, Pamela M. Gibson and Anthony S. Papadimitriou satisfies the independence standards established by the NYSE as applicable to us.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-39 included herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Certificate of Limited Partnership of GasLog Partners LP(1)
1.2	First Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(2)
1.3	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(3)
2.1	Certificate of Formation of GasLog Partners GP LLC(1)
2.2	Limited Liability Company Agreement of GasLog Partners GP LLC(1)
4.1	Form of Contribution Agreement(1)
4.2	Form of Omnibus Agreement(1)
4.3	Form of Administrative Services Agreement(1)
4.4	Form of Commercial Management Agreement(1)
4.5	Form of Ship Management Agreement
4.6	Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011(1)*
4.7	Form of $30.0 Million Revolving Credit Agreement by and between GasLog Partners LP and GasLog Ltd.(1)
4.8	Share Purchase Agreement dated August 14, 2014, among GasLog Carriers Ltd., GasLog Ltd. and GasLog Partners LP(4)
4.9	Form of Indemnification Agreement for the Partnership’s directors and certain officers
4.10

Facility Agreement for up to $450,000,0000 Loan Facility dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, Citibank, N.A., London Branch, Nordea Bank Finland Plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (Publ) and BNP Paribas, as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, Citibank, N.A., London Branch as bookrunner and security agent, and Citibank International Limited as agent and security trustee(2)*

4.11	Corporate Guarantee between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014(2)
4.12	GasLog Partners LP 2015 Long-Term Incentive Plan(5)
4.13	Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners LP, GasLog Partners GP LLC and GasLog Partners Holdings LLC(6)
4.14	Share Purchase Agreement dated as of June 22, 2015 by and among GasLog Ltd., GasLog Carriers Ltd. and GasLog Partners LP.(7)

Exhibit No.	Description
4.15

Facility Agreement for $325,500,000 Loan Facility dated May 14, 2014 among GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd., as borrowers, Citibank, N.A., London Branch as arranger, bookrunner and security agent, Citibank International PLC as Agent and the financial institutions listed in Schedule 1 thereto as Lenders*

4.16	Corporate Guarantee between GasLog Ltd. and Citibank, N.A., London Branch, dated May 14, 2014
8.1	List of Subsidiaries of GasLog Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Financial Officer
13.1	GasLog Partners LP Certification of Andrew Orekar, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes- Oxley Act of 2002
13.2	GasLog Partners LP Certification of Simon Crowe, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

(1)

Previously filed as an exhibit to GasLog Partners LP’s Registration Statement on Form F-1 (File No. 333-195109), declared effective by the SEC on May 6, 2014, and hereby incorporated by reference to such Registration Statement.

(2)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F, filed with the SEC on February 17, 2015, hereby incorporated by reference to such Report.

(3)	Previously filed as Exhibit 99.3 to GasLog Partners LP’s Report on Form 6-K, filed with the SEC on October 30, 2014, hereby incorporated by reference to such Report.

(4)

Previously filed as Exhibit 10.20 to GasLog Partners LP’s Registration Statement on Form F-1 (File No. 333-198133), declared effective by the SEC on September 23, 2014, and hereby incorporated by reference to such Registration Statement.

(5)

Previously filed as Exhibit 4.6 to GasLog Partners LP’s Registration Statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, and hereby incorporated by reference to such Registration Statement.

(6)	Previously filed as Exhibit 99.3 to GasLog Partners LP’s Report on Form 6-K, filed with the SEC on April 30, 2015, hereby incorporated by reference to such Report.

(7)	Previously filed as Exhibit 10.1 to GasLog Partners LP’s Report on Form 6-K filed with the SEC on June 22, 2015, hereby incorporated by reference to such Report.

*	Confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GASLOG PARTNERS LP,
By	/s/ ANDREW J. OREKAR

Name: Andrew J. Orekar
Title: Chief Executive Officer

Dated: February 12, 2016

GASLOG PARTNERS LP
INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

We have audited the accompanying combined and consolidated statements of financial position of GasLog Partners LP and subsidiaries (the “Partnership”) as of December 31, 2014 and 2015, and the related combined and consolidated statements of profit or loss, comprehensive income or loss, changes in owners’/partners’ equity and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of GasLog Partners LP and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

/s/ Deloitte LLP

London, United Kingdom

February 12, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of GasLog Partners LP

Majuro, Republic of Marshall Islands

We have audited the accompanying combined and consolidated statement of profit or loss, comprehensive income or loss, changes in equity, and cash flow for the year ended December 31, 2013 of GasLog Partners LP (hereinafter collectively referred to as the “Partnership”) (see Note 1 to the combined and consolidated financial statements). These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

August 11, 2014

GasLog Partners LP

Combined and consolidated statements of financial position
As of December 31, 2014 and 2015
(All amounts expressed in U.S. Dollars, except unit data)

	Note	2014	2015
		(restated)(1)
Assets
Non-current assets
Other non-current assets	6	2,063,026	2,076,766
Vessels	3	1,311,857,369	1,274,733,866

Total non-current assets		1,313,920,395	1,276,810,632

Current assets
Trade and other receivables	5	1,404,423	5,098,123
Inventories		1,822,818	1,633,572
Due from related parties	13	925,398	2,885,676
Prepayments and other current assets		1,148,951	339,813
Short-term investments		21,700,000	—
Cash and cash equivalents	4	47,241,742	60,402,105

Total current assets		74,243,332	70,359,289

Total assets		1,388,163,727	1,347,169,921

Owners’/partners’ equity and liabilities
Owners’/partners’ equity
Owners’ capital	7	146,163,067	—
Common unitholders (14,322,358 units issued and outstanding as of December 31, 2014 and 21,822,358 units issued and outstanding as of December 31, 2015)	7	324,967,226	507,432,951
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2014 and December 31, 2015)	7	77,087,950	59,785,646
General partner (492,750 units issued and outstanding as of December 31, 2014 and 645,811 units issued and outstanding as of December 31, 2015)	7	6,085,438	8,841,527
Incentive distribution rights	7	—	2,116,965

Total owners’/partners’ equity		554,303,681	578,177,089

Current liabilities
Trade accounts payable		3,300,909	2,398,370
Due to related parties	13	10,333,093	137,267
Other payables and accruals	9	23,635,954	24,784,352
Borrowings—current portion	8	20,999,800	325,767,736

Total current liabilities		58,269,756	353,087,725

Non-current liabilities
Borrowings—non-current portion	8, 13	775,537,142	415,722,907
Other non-current liabilities		53,148	182,200

Total non-current liabilities		775,590,290	415,905,107

Total owners’/partners’ equity and liabilities		1,388,163,727	1,347,169,921

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog Ltd. (“GasLog”) (Note 1).

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP

Combined and consolidated statements of profit or loss
For the years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

	Note	2013	2014	2015
			(restated)(1)
Revenues		64,142,588	158,169,691	199,688,989
Vessel operating costs	11	(12,310,593)	(30,752,272)	(42,788,341)
Voyage expenses and commissions		(786,123)	(2,027,382)	(2,441,658)
Depreciation	3	(12,237,735)	(33,931,177)	(44,252,782)
General and administrative expenses	10	(1,524,625)	(6,382,130)	(10,986,012)

Profit from operations		37,283,512	85,076,730	99,220,196

Financial costs	12	(12,133,143)	(33,393,318)	(27,201,945)
Financial income	12	31,686	40,593	25,575
Gain/(loss) on interest rate swaps	17	1,036,187	(8,078,240)	—

Total other expenses, net		(11,065,270)	(41,430,965)	(27,176,370)

Profit for the year		26,218,242	43,645,765	72,043,826

Earnings per unit attributable to the Partnership, basic and diluted:	19
Common unit		—	0.75	2.38
Subordinated unit		—	0.56	1.85
General partner unit		—	0.66	2.28

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog (Note 1).

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP

Combined and consolidated statements of comprehensive income or loss
For the years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

	Note	2013	2014	2015
			(restated)(1)
Profit for the year		26,218,242	43,645,765	72,043,826
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	17	3,776,876	(309,593)	—
Recycled loss of cash flow hedges reclassified to profit or loss	17	654,964	5,471,275	—

Other comprehensive income for the year		4,431,840	5,161,682	—

Total comprehensive income for the year		30,650,082	48,807,447	72,043,826

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog (Note 1).

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP

Combined and consolidated statements of changes in owners’/partners’ equity
For the years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars, except unit data)

	General partner		Limited Partners				Incentive distribution rights	Total Partners’ equity	Owners’ capital (see Note 7)	Total
			Common unitholders		Subordinated unitholders
	Units	Amounts	Units	Amounts	Units	Amounts
Balance as of January 1, 2013	—	—	—	—	—	—	—	—	106,628,923	106,628,923
Capital contributions	—	—	—	—	—	—	—	—	28,062,945	28,062,945
Capital contributions-contributed services	—	—	—	—	—	—	—	—	627,000	627,000
Dividend declared ($272.22 per share)	—	—	—	—	—	—	—	—	(9,800,000)	(9,800,000)
Profit for the year	—	—	—	—	—	—	—	—	26,218,242	26,218,242
Other comprehensive income for the year	—	—	—	—	—	—	—	—	4,431,840	4,431,840

Total comprehensive income for the year	—	—	—	—	—	—	—	—	30,650,082	30,650,082

Balance as of December 31, 2013	—	—	—	—	—	—	—	—	156,168,950	156,168,950

Capital contributions	—	—	—	—	—	—	—	—	232,561,000	232,561,000
Dividend declared	—	—	—	—	—	—	—	—	(7,850,000)	(7,850,000)
Profit attributable to GasLog’s operations (see Note 19)	—	—	—	—	—	—	—	—	29,101,636	29,101,636
Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	1,440,590	1,440,590
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	30,542,226	30,542,226
Cash distribution to GasLog in exchange for net assets	400,913	3,786,024	162,358	1,530,103	9,822,358	92,767,390	—	98,083,517	(281,980,675)	(183,897,158)
Net proceeds from public offering and issuance of general partner units (see Note 7)	91,837	2,846,947	14,160,000	319,035,746	—	—	—	321,882,693	—	321,882,693
Deemed distribution for excess consideration paid over the net book value	—	(645,452)	—	(260,856)	—	(15,815,258)	—	(16,721,566)	16,721,566	—
Distribution declared (see Note 7)	—	(267,385)	—	(7,394,683)	—	(5,707,183)	—	(13,369,251)	—	(13,369,251)
Partnership’s profit (see Note 19)	—	290,883	—	8,713,197	—	5,540,049	—	14,544,129	—	14,544,129
Partnership’s other comprehensive income	—	74,421	—	3,343,719	—	302,952	—	3,721,092	—	3,721,092

Partnership’s total comprehensive income	—	365,304	—	12,056,916	—	5,843,001	—	18,265,221	—	18,265,221

Balance as of December 31, 2014 (as restated(1))	492,750	6,085,438	14,322,358	324,967,226	9,822,358	77,087,950	—	408,140,614	146,163,067	554,303,681

Profit attributable to GasLog’s operations (see Note 19)	—	—	—	—	—	—	—	—	7,003,443	7,003,443
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	7,003,443	7,003,443
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	(172,626,653)	(172,626,653)
Difference between net book values of acquired subsidiaries and consideration paid	—	(1,182,216)	—	(297,211)	—	(17,980,716)	—	(19,460,143)	19,460,143	—
Net proceeds from public offering and issuance of general partner units (Note 7)	153,061	3,658,158	7,500,000	171,831,076	—	—	—	175,489,234	—	175,489,234
Distributions declared (Note 7)	—	(1,023,849)	—	(32,359,031)	—	(17,498,531)	(310,989)	(51,192,400)	—	(51,192,400)
Share-based compensation	—	3,188	—	93,132	—	41,919	21,162	159,401	—	159,401
Partnership’s profit (Note 19)	—	1,300,808	—	43,197,759	—	18,135,024	2,406,792	65,040,383	—	65,040,383

Partnership’s total comprehensive income	—	1,300,808	—	43,197,759	—	18,135,024	2,406,792	65,040,383	—	65,040,383

Balance as of December 31, 2015	645,811	8,841,527	21,822,358	507,432,951	9,822,358	59,785,646	2,116,965	578,177,089	—	578,177,089

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog (Note 1).

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP

Combined and consolidated statements of cash flows
For the years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

	Note	2013	2014	2015
			(restated)(1)
Cash flows from operating activities:
Profit for the year		26,218,242	43,645,765	72,043,826
Adjustments for:
Depreciation		12,237,735	33,931,177	44,252,782
Financial costs		12,133,143	33,393,318	27,201,945
Financial income		(31,686)	(40,593)	(25,575)
Unrealized (gain)/loss on interest rate swaps held for trading including ineffective portion of cash flow hedges		(3,592,103)	265,822	—
Recycled loss of cash flow hedges reclassified to profit or loss		654,964	5,471,275	—
Non-cash contributed services		627,000	—	—
Share-based compensation		—	—	205,196

		48,247,295	116,666,764	143,678,174
Movements in operating assets and liabilities:
Increase in trade and other receivables		(116,782)	(1,245,180)	(3,702,292)
(Increase)/decrease in inventories		(730,209)	(1,092,609)	189,246
Change in related parties, net		(13,645,871)	6,307,756	(4,254,358)
(Increase)/decrease in prepayments and other current assets		(343,688)	(758,425)	809,138
(Increase)/decrease in other non-current assets		(352,720)	(820,306)	60,702
Increase in other non-current liabilities		—	53,148	83,257
Increase/(decrease) in trade accounts payable		1,062,209	2,274,688	(611,476)
Increase in other payables and accruals		7,261,457	13,404,119	215,986

Cash provided by operations		41,381,691	134,789,955	136,468,377

Interest paid		(9,222,665)	(25,191,501)	(23,238,237)

Net cash provided by operating activities		32,159,026	109,598,454	113,230,140

Cash flows from investing activities:
Payments for vessels’ additions		(452,791,594)	(787,600,977)	(7,141,672)
Financial income received		28,370	35,317	34,167
Purchase of short-term investments		(1,500,000)	(35,694,481)	(4,000,000)
Maturity of short-term investments		—	15,494,481	25,700,000

Net cash (used in)/provided by investing activities		(454,263,224)	(807,765,660)	14,592,495

Cash flows from financing activities:
Borrowings drawdowns		411,000,000	1,022,500,000	—
Borrowings repayments		(16,104,809)	(611,895,191)	(57,500,000)
Payment of loan issuance costs		(181,101)	(13,334,047)	(922,080)
Cash distribution to GasLog in exchange for contribution of net assets		—	(183,897,158)	(172,626,653)
Proceeds from public offerings and issuance of general partner units (net of underwriting discounts and commissions)		—	325,933,897	176,533,158
Payment of offering costs		—	(3,964,438)	(1,104,297)
Distributions paid		—	(13,369,251)	(51,192,400)
Dividend due to GasLog before vessels’ drop-down		—	(9,800,000)	(7,850,000)
Increase/(decrease) in amounts due to shareholders		13,728,649	(13,728,649)	—
Capital contributions received		28,062,945	232,560,000	—

Net cash provided by/(used in) financing activities		436,505,684	731,005,163	(114,662,272)

Increase in cash and cash equivalents		14,401,486	32,837,957	13,160,363

Cash and cash equivalents, beginning of the year		2,299	14,403,785	47,241,742

Cash and cash equivalents, end of the year		14,403,785	47,241,742	60,402,105

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog (Note 1).

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP

Combined and consolidated statements of cash flows
For the years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

	Note	2013	2014	2015
			(restated)(1)
Non-Cash Investing and Financing Activities:	18
Capital expenditures included in liabilities at the end of the year		93,025	102,838	212,777
Payment for vessels through related parties		4,475,384	122,332	—
Financing costs included in liabilities at the end of the year		29,385	377,067	30,248
Financing costs paid through related parties		1,523,326	—	44,193
Offering costs included in liabilities at the end of the year		—	86,766	—
Offering costs paid through related parties		—	—	26,393
Dividend declared but not paid		9,800,000	7,850,000	—
Non-cash contributed services		627,000	—	—

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog (Note 1).

The accompanying notes are an integral part of these combined and consolidated financial statements.

GasLog Partners LP

Notes to the combined and consolidated financial statements
For the years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, being a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

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

On September 29, 2014, the Partnership completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $133,005,596. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $2,846,947. The total net proceeds of $135,852,543 were used to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own two 145,000 cbm LNG carriers, the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328,000,000.

On June 26, 2015, the Partnership completed an equity offering of 7,500,000 common units at a public offering price of $23.90 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $171,831,076. In connection with this offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $3,658,158. The total net proceeds of $175,489,234 were used to finance the acquisition from GasLog of 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own three 145,000 cbm LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, which were acquired on July 1, 2015 for an aggregate purchase price of $483,000,000.

The acquisitions of (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were accounted for as reorganizations of companies under common control. The Partnership’s historical results were retroactively restated to reflect the historical results of (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

For the periods prior to the formation of the Partnership the financial statements represent the combined statements of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. (the “Subsidiaries”) using the historical carrying costs of the assets and the liabilities from their dates of incorporation. All references to the Partnership prior to the formation of the Partnership refer to the Subsidiaries and references to the Partnership subsequent to the formation of the Partnership refer to the Partnership and its subsidiaries, including the Subsidiaries. For convenience hereinafter the financial statements for all years are referred to as the combined and consolidated financial statements.

As of December 31, 2015, GasLog holds a 32.9% interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

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

As of December 31, 2015, the companies listed below were 100% held by the Partnership:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Significant Accounting Policies

Statement of compliance

The combined and consolidated financial statements of the Partnership have been prepared in accordance with International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Basis of preparation

The combined and consolidated financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

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

In considering going concern, management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections. As of December 31, 2015, the Partnership’s current assets totaled $70,359,289 while current liabilities totaled $353,087,725, resulting in a negative working capital position of $282,728,436. Current liabilities include $328,000,000 of loans due within one year, $305,500,000 of which the Partnership is currently discussing to refinance, with the balance of $22,500,000 representing scheduled amortisation of other indebtedness. We have entered into an underwritten agreement with certain financial institutions to refinance $305,500,000 of our current debt. Syndication is complete and we are proceeding with documentation. We expect to execute definitive documentation well in advance of the maturity of all associated indebtedness.

Management anticipates that the Partnership’s primary sources of funds will be available cash, cash from operations, borrowings under new loan agreements and equity financings. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

On February 12, 2016, the Partnership’s board of directors authorized the combined and consolidated financial statements for issuance and filing.

Basis of combination/consolidation

The accompanying combined and consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog. All intra-group transactions and balances are eliminated on consolidation.

Accounting for (i) revenues and related operating expenses and (ii) voyage expenses and commissions

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

Under a time charter arrangement the vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses, as well as broker’s commissions are paid by the vessel owner, whereas the majority of voyage expenses such as bunkers, port expenses, agents’ fees, and extra war risk insurance are paid by the charterer.

Vessel operating costs and voyage expenses and commissions are expensed as incurred, with the exception of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter.

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

Deferred financing costs

Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra to debt while the fees incurred for the undrawn facilities are classified under non-current assets in the statement of financial position and are classified contra debt on the drawdown dates.

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

The useful lives and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from Partnership’s vessels. The residual value is also reviewed at each financial period end. If expectations differ from previous estimates, the changes are accounted for prospectively in profit or loss in the period of the change and future periods.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

When vessels are sold, they are derecognized and any gain or loss resulting from their disposals is included in profit or loss.

Impairment of vessels

All vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of a vessel exceeds its recoverable amount, an impairment loss is recognized in the combined and consolidated statement of profit or loss. The recoverable amount is the higher of a vessel’s fair value less cost of disposal and “value in use”. The fair value less cost of disposal is the amount obtainable from the sale of a vessel in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of a vessel and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual vessels. Each vessel is considered to be a single cash-generating unit. The fair value less cost of disposal of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

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

Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT. Effective October 1, 2015, following management’s annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate increased depreciation expense by $63,048 for the year ended December 31, 2015 and is expected to increase the future annual depreciation by $252,191.

If regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life will be adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time partly because market prices of scrap rates tend to fluctuate.

Vessel cost: The Partnership recognizes drydocking costs as a separate component of the vessel’s carrying amounts and amortizes the drydocking cost on a straight-line basis over the estimated period until the next drydocking. If the vessel is disposed of before the next drydocking, the remaining balance of the drydock component is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period of disposal. The Partnership expects that its vessels will be required to be drydocked in approximately 60 months after their delivery from the shipyard, and thereafter every 60 months will be required to undergo special or intermediate surveys and drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. The Partnership amortizes its estimated drydocking expenses for the first special survey over five years, in case of new vessels, and until the next drydocking for secondhand vessels unless the Partnership intends to drydock the vessels earlier as circumstances arise. Management estimates the drydocking component on acquisition of a vessel, as costs to be incurred during the first drydocking at the drydock yard, subsequent to its acquisition, for a special survey and parts and supplies used in making such repairs that meet the recognition criteria, based on historical experience with similar types of vessels. For subsequent drydockings actual costs are capitalized when incurred.

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

The Partnership’s estimates of basic market value assume that the vessels are all in seaworthy condition without a need for repair and if inspected would be certified in class without notations of any kind. The Partnership’s estimates are based on approximate market values for our vessels that have been received from shipbrokers, which are also commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, so that the estimates may not be indicative of the current or future basic market value of the Partnership’s vessels or prices that could be achieved if it were to sell them.

As of December 31, 2015, the carrying amounts of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally were higher than the estimated charter free market value and the Partnership concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Partnership performed the impairment assessment of the Partnership’s vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying value. The Partnership’s strategy is to charter its vessels on 5 year-contracts or more, providing the Partnership with contracted stable cash flows. The significant factors and assumptions the Partnership used in its discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, drydocking costs, operating expenses, management fees estimates and the discount rate. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter equivalent rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter equivalent rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2015, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Partnership used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on the Manager’s historical experience. All estimates used and assumptions made were in accordance with the Partnership’s internal budgets and historical experience of the shipping industry.

The value in use for the five vessels calculated as per above was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

Adoption of new and revised IFRS

Standards and amendments in issue not yet adopted

At the date of authorization of these combined and consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from 1 January 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material on our financial statements.

3. Vessels

The movement in vessels is reported in the following table:

Cost	Vessels
As of January 1, 2014	574,768,543
Additions	783,257,738

As of December 31, 2014	1,358,026,281

Additions	7,129,279
Fully amortized drydocking component	(1,624,000)

As of December 31, 2015	1,363,531,560

Accumulated depreciation
As of January 1, 2014	12,237,735
Depreciation expense	33,931,177

As of December 31, 2014	46,168,912

Depreciation expense	44,252,782
Fully amortized drydocking component	(1,624,000)

As of December 31, 2015	88,797,694

Net book value
As of December 31, 2014	1,311,857,369

As of December 31, 2015	1,274,733,866

Vessels with an aggregate carrying amount of $1,274,733,866 as of December 31, 2015 (December 31, 2014: $1,311,857,369) have been pledged as collateral under the terms of the Partnership’s bank loan agreements (Note 8).

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

On April 10, 2014, GasLog acquired three 145,000 cbm steam-powered LNG carriers and on June 4, 2014, June 11, 2014, and June 25, 2014, acquired another three 145,000 cbm steam-powered LNG carriers from a subsidiary of BG Group plc (“BG Group”) for an aggregate cost of $936,000,000 (of which $930,000,000 was paid at closing of these deliveries while the payment of the remaining $6,000,000 will be made upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to Methane Services Limited, a subsidiary of BG Group, for an average six year initial terms. The vessels acquired are the 2006 built Methane Rita Andrea, Methane Jane Elizabeth and Methane Lydon Volney, and the 2007 built Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally. GasLog supervised the construction of all six vessels at Samsung Heavy Industries Co. Ltd. (“Samsung”) shipyard in Korea for BG Group and has provided technical management for the ships since delivery.

On September 29, 2014, the Partnership acquired from GasLog 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328,000,000. As consideration for this acquisition, the Partnership paid GasLog $118,201,636, representing the difference between the $328,000,000 aggregate purchase price and the $217,000,000 of outstanding indebtedness of the acquired entities (Note 8) plus an adjustment of $7,201,636 in order to maintain the agreed working capital position in the acquired entities of $2,000,000 at the time of acquisition.

On July 1, 2015, the Partnership acquired from GasLog 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483,000,000. As consideration for this acquisition, the Partnership paid GasLog $172,626,653, representing the difference between the $483,000,000 aggregate purchase price and the $325,500,000 of outstanding indebtedness of the acquired entities assumed by the Partnership plus an adjustment of $15,126,653 in order to maintain the agreed working capital position in the acquired entities of $3,000,000 at the time of acquisition.

The additions of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally are presented at the cost acquired from BG Group as disclosed above. The acquisitions of the aforementioned vessels by GasLog were treated as asset acquisitions based on the absence of processes attached to the inputs. In addition, management considered that the charter party agreements entered into approximate market rates and has concluded that the contracted daily charter rate approximates fair value on the transaction completion dates, taking into account that the rates agreed with BG Group were in arms’ length negotiations and management’s understanding of the market. Considering the above, the purchase price was allocated in total to vessel cost in both instances.

4. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following:

	As of December 31,
	2014	2015
Current accounts	42,492,382	60,402,105
Time deposits	4,749,360	—

Total	47,241,742	60,402,105

5. Trade and Other Receivables

Trade and other receivables consisted of the following:

	As of December 31,
	2014	2015
Due from charterers	495,283	560,652
VAT receivable	69,786	80,524
Accrued income	8,592	328,267
Insurance claims	295,634	2,851,023
Other receivables	535,128	1,277,657

Total	1,404,423	5,098,123

As of December 31, 2015, insurance claims included a claim receivable of $2.69 million relating to a hull and machinery incident.

As of December 31, 2014 and 2015, no receivable balances were past due or impaired, and therefore no allowance was necessary.

6. Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2014	2015
Accrued revenue from straight-line revenue	1,933,543	1,885,941
Other guarantees	129,483	116,383
Deferred financing cost	—	74,442

Total	2,063,026	2,076,766

Other guarantees as of December 31, 2014 and 2015, represent amounts due from a related party for advances made to GasLog LNG Services Ltd. in connection with security to a bank guarantee provided to the Greek government for GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd.

7. Owners’/Partners’ Capital

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

The reconciliation of the owners’ capital is the following:

	Share capital	Contributed surplus	Cash flow hedging reserve	(Accumulated deficit)/retained earnings	Total Owners’ capital
Balance as of January 1, 2013	36,000	119,409,935	(9,593,522)	(3,223,490)	106,628,923

Capital contributions	—	28,062,945	—	—	28,062,945
Capital contributions—contributed services	—	627,000	—	—	627,000
Dividend declared ($272.22 per share)	—	—	—	(9,800,000)	(9,800,000)
Profit for the year	—	—	—	26,218,242	26,218,242
Other comprehensive income for the year	—	—	4,431,840	—	4,431,840

Total comprehensive income for the year	—	—	4,431,840	26,218,242	30,650,082

Balance as of December 31, 2013	36,000	148,099,880	(5,161,682)	13,194,752	156,168,950

Capital contributions	—	232,561,000	—	—	232,561,000
Dividend declared				(7,850,000)	(7,850,000)
Profit attributable to GasLog’s operations	—	—	—	29,101,636	29,101,636
Other comprehensive income attributable to GasLog’s operations	—	—	—	1,440,590	1,440,590

Total comprehensive income attributable to GasLog’s operations	—	—	—	30,542,226	30,542,226

Net contribution to the Partnership	(36,000)	(241,124,880)	5,161,682	(29,259,911)	(265,259,109)

Balance as of December 31, 2014	—	139,536,000	—	6,627,067	146,163,067

Profit attributable to GasLog’s operations	—	—	—	7,003,443	7,003,443

Total comprehensive income attributable to GasLog’s operations	—	—	—	7,003,443	7,003,443

Net contribution to the Partnership	—	(139,536,000)	—	(13,630,510)	(153,166,510)

Balance as of December 31, 2015	—	—	—	—	—

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

In addition, on September 29, 2014, the Partnership completed a follow-on public offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were approximately $133,005,596. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. The net proceeds from the issuance of the general partner units were $2,846,947.

Also, on June 26, 2015, the Partnership completed an equity offering of 7,500,000 common units at a public offering price of $23.90 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were $171,831,076. In connection with the offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $3,658,158.

As of December 31, 2015, the Partnership’s capital consisted of 21,822,358 outstanding common units, 9,822,358 outstanding subordinated units and 645,811 outstanding general partner units.

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

On January 28, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended December 31, 2014, of $0.4345 per unit. The cash distribution was paid on February 12, 2015, to all unitholders of record as of February 9, 2015.

On April 29, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended March 31, 2015, of $0.4345 per unit. The cash distribution was paid on May 14, 2015 to all unitholders of record as of May 11, 2015.

On July 29, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended June 30, 2015, of $0.4345 per unit. The cash distribution was paid on August 13, 2015 to all unitholders of record as of August 10, 2015.

On October 28, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended September 30, 2015, of $0.478 per unit. The cash distribution was paid on November 12, 2015 to all unitholders of record as of November 9, 2015.

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

The Partnership holds a meeting of the limited partners every year to elect one or more members of the board of directors and to vote on any other matters that are properly brought before the meeting. The general partner retains the right to appoint four of the directors.

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

The following table illustrates the percentage allocation of the additional available cash from operating surplus in respect to such rights:

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount			Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution			$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375	up to	$0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125	up to	$0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875	up to	$0.5625	75.0%	2.0%	23.0%
Thereafter	above		$0.5625	50.0%	2.0%	48.0%

Subordinated Units

GasLog holds all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $0.375 per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if the Partnership has earned and paid at least $0.375 on each outstanding common and subordinated unit and the corresponding distribution on our general partner’s 2.0% interest for any three consecutive four-quarter periods ending on or after March 31, 2017. After the subordination period ends all subordinated units will convert into common units on a one-for- one basis and the common units will no longer be entitled to arrearages.

8. Borrowings

Borrowings as of December 31, 2014 and 2015 consisted of the following:

	As of December 31,
	2014	2015
Amounts due within one year	22,500,000	328,000,000
Less: unamortized deferred loan issuance costs	(1,500,200)	(2,232,264)

Borrowings—current portion	20,999,800	325,767,736

Amounts due after one year	783,000,000	420,000,000
Less: unamortized deferred loan issuance costs	(7,462,858)	(4,277,093)

Borrowings—non-current portion	775,537,142	415,722,907

Total	796,536,942	741,490,643

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

Citibank N.A., London Branch, Nordea Bank Finland PLC London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas:

On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd, the Partnership and GasLog Partners Holdings LLC entered in a loan agreement with Citibank acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000,000 (the “Partnership Facility”) for the purpose of refinancing in full the existing debt facilities. The agreement provides for a single tranche that was drawn on November 18, 2014. The credit facility bears interest at LIBOR plus a margin and is repayable in 20 equal quarterly installments of $5,625,000 each and a final balloon payment of $337,500,000 together with the last quarterly installment in 2019. The balance outstanding as of December 31, 2015 was $427,500,000.

On May 8, 2015, the Partnership entered into a supplemental deed relating to the aforementioned loan facility, via which the Company’s lenders unanimously approved changes to the facility agreement to reflect the amendments to the three time charters agreed with BG Group on April 21, 2015. As the aforementioned deed did not result in substantially different terms to the original loan agreement, the amendments were considered a modification of the existing terms. Consequently, the additional fees of $515,441 incurred during the year ended December 31, 2015 have been accounted for as deferred financing fees and will be amortized over the remaining term of the loan facility using the effective interest method.

Securities covenants and guarantees

The Partnership Facility is secured as follows:

(i)	first priority mortgages over the vessels owned by the borrowers;

(ii)	guarantees from the Partnership and its subsidiary GasLog Partners Holdings LLC;

(iii)	a pledge or a negative pledge of the share capital of the borrowers; and

(iv)	a first priority assignment of all earnings and insurances related to the vessels owned by the borrowers.

The Partnership Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the Partnership Facility contains covenants requiring that the aggregate fair market value of the vessels securing the facility remains above 120% of the aggregate amount outstanding under the facility. In the event that the value of the vessels falls below the threshold, the Partnership could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact the Partnership’s liquidity.

The Partnership, as corporate guarantor for the Partnership Facility is also subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

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

The Partnership Facility also imposes certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the corporate structure without approval from the lenders.

Compliance with the financial covenants is required on a semi-annual basis.

The Partnership was in compliance with the Partnership Facility covenants as of December 31, 2015.

Citibank N.A. London Branch facility

Following the acquisition of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the Partnership assumed $325,500,000 of outstanding indebtedness of the acquired entities (the “Assumed Facility”). The loan agreement providing for the Assumed Facility was signed by GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., on May 12, 2014 with Citibank N.A. London Branch, acting as security agent and trustee for and on behalf of the other finance parties. The loan has a two year maturity bearing interest at LIBOR plus a margin and $108,500,000 was drawn on each of June 3, 2014, on June 10, 2014 and on June 24, 2014 to partially finance the deliveries of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively. Using the proceeds of the equity offering completed in June 2015, the Partnership prepaid $10,000,000 of the GAS- nineteen Ltd. tranche on September 4, 2015, $5,000,000 of the GAS-

twenty Ltd. tranche on December 10, 2015 and $5,000,000 of the GAS-twenty one Ltd. tranche on December 29, 2015. The aggregate balance outstanding as of December 31, 2015 was $305,500,000 and repayable in full in June 2016 without intermediate payments. Each of the borrowers is required to have a minimum liquidity of $1,500,000 following the loan drawdown date. The Assumed Facility is secured as follows:

(i)	first priority mortgages over the vessels owned by the borrowers;

(ii)	guarantees from GasLog, the Partnership and its subsidiary GasLog Partners Holdings LLC;

(iii)	a pledge or a negative pledge of the share capital of the borrowers; and

(iv)	a first priority assignment of all earnings and insurances related to the vessels owned by the borrowers.

The Assumed Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the facility contains covenants requiring that the aggregate fair market value of the vessels securing the facility and any additional security provided to the lenders remain not less than 120% of the aggregate amount outstanding under the facility and any related swap exposure. In the event that the value of the vessels falls below the threshold, the Partnership could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact the Partnership’s liquidity.

GasLog, as corporate guarantor for the Assumed Facility, is also subject to specified financial covenants on a consolidated basis. The financial covenants include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;

(ii)	total indebtedness divided by total assets must not exceed 75%;

(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110%;

(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $20,000,000 after the first drawdown;

(v)

GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

(vi)	the market value adjusted net worth of GasLog must at all times be not less than $350,000,000.

Any failure by GasLog to comply with these financial covenants would permit the lenders under the Assumed Facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally.

The Assumed Facility also imposes certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of its indebtedness in full, or to allow its largest shareholders to reduce their shareholding in GasLog below specified thresholds.

Loan from related parties

Following the IPO on May 12, 2014, the Partnership entered into a $30,000,000 revolving credit facility with GasLog, to be used for general partnership purposes. The credit facility is unsecured and provides for an availability period of 36 months and bears interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest increased to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. The Partnership drew the whole available amount of the revolving credit facility, into two advances of $25,000,000 and $5,000,000 on November 12, 2014 and November 17, 2014, respectively. Each advance drawn will be repayable within a period of 6 months after the respective drawdown date but is subject to unconditional right of immediate renewal if no repayment is made. An amount of $15,000,000 was repaid into the revolving facility on December 17, 2015. As of December 31, 2015, the Partnership did not intend to make a payment within the next twelve months; therefore, the outstanding balance of $15,000,000 was classified as non-current.

Borrowings Repayment Schedule

The maturity table below reflects the principal repayments of the borrowings outstanding as of December 31, 2015 based on their repayment schedules:

As of December 31, 2015
Not later than one year	328,000,000
Later than one year and not later than three years	60,000,000
Later than three years and not later than five years	360,000,000

Total	748,000,000

The weighted average interest rate, for the above mentioned credit facilities, as of December 31, 2015 was 3.02% (December 31, 2014: 2.90%).

As the Partnership Facility and the Assumed Facility bear interest at variable interest rates, the aggregate fair value of the aforementioned facilities as of December 31, 2015 is equal to the amount outstanding of $733,000,000. The fair value of the revolving credit facility as of December 31, 2015 is $13,795,746.

9. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of December 31,
	2014	2015
Unearned revenue	17,313,078	17,365,081
Accrued legal and professional fees	487,884	194,979
Accrued management, commercial, administrative fees and other vessel management expenses (Note 13)	743,284	—
Accrued crew costs	1,770,259	2,104,180
Accrued off-hire	23,916	156,841
Accrued purchases	467,594	1,022,494
Accrued interest	1,949,950	2,914,945
Accrued board of directors fees	210,130	218,750
Other payables and accruals	669,859	807,082

Total	23,635,954	24,784,352

The unearned revenue of $17,365,081 represents charter hires received in advance in December 2015 relating to January 2016 (December 31, 2014: $17,313,078).

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2013	2014	2015
Board of directors’ fees	—	673,370	1,093,424
Share-based compensation (Note 20)	—	—	205,196
Legal and professional fees	42,321	1,111,654	2,052,053
Commercial management fees (Note 13)	1,243,500	2,387,500	2,880,000
Administrative fees (Note 13)	—	1,417,732	3,822,000
Directors’ and officers’ liability insurance	—	334,234	426,259
Other expenses	238,804	457,640	507,080

Total	1,524,625	6,382,130	10,986,012

11. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the year ended December 31,
	2013	2014	2015
Management fees and other vessel management expenses (Note 13)	1,118,738	3,658,065	4,416,000
Crew wages	7,292,871	17,631,458	21,082,798
Technical maintenance expenses	1,462,044	3,173,899	8,476,915
Provisions and stores	908,080	1,393,703	2,130,067
Insurance expenses	811,416	2,317,241	3,255,891
Other operating expenses	717,444	2,577,906	3,426,670

Total	12,310,593	30,752,272	42,788,341

12. Net Financial Income and Costs

An analysis of financial income and financial costs is as follows:

	For the year ended December 31,
	2013	2014	2015
Financial income
Financial income	31,686	40,593	25,575

Total financial income	31,686	40,593	25,575

Financial costs
Amortization of deferred loan issuance costs	1,697,904	12,098,752	2,998,713
Interest expense on loans	8,993,313	18,977,890	23,987,145
Realized loss on cash flow hedges	1,384,731	813,375	—
Other financial costs	57,195	1,503,301	216,087

Total financial costs	12,133,143	33,393,318	27,201,945

During the year ended December 31, 2014, (i) an amount of $9,018,650 representing the write-off of the unamortized deferred loan issuance costs in connection with the repayment of the then existing debt facilities (Note 8) is included in Amortization of deferred loan issuance costs and (ii) an amount of $1,232,161 related to termination fees for the aforementioned debt is included in Other financial costs.

13. Related Party Transactions

The Partnership has the following balances with related parties which are included in the combined and consolidated statements of financial position:

Amounts due from related parties

	As of December 31,
	2014	2015
Due from GasLog LNG Services(a)	925,398	2,885,676

Total	925,398	2,885,676

Amounts due to related parties

	As of December 31,
	2014	2015
Due to GasLog(b)	1,959,145	137,267
Due to GasLog Carriers Ltd. (“GasLog Carriers”)(c)	8,373,948	—

Total	10,333,093	137,267

(a)	The balances represent mainly amounts advanced to the Manager to cover future operating expenses of the Partnership.

(b)

The balance of $1,959,145 as of December 31, 2014 mainly represents outstanding commercial management and administrative fees of $2,010,500. The balance of $137,267 as of December 31, 2015 represents payments made by GasLog on behalf of the Partnership.

(c)

As of December 31, 2014, the balance due to GasLog Carriers, the parent company of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. prior to their acquisition by the Partnership, represented dividends of $7,850,000 which were declared by the aforementioned subsidiaries but not paid as of December 31, 2014, plus $523,948 of operating expenses paid by GasLog Carriers on behalf of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. As of December 31, 2015, the outstanding balance had been fully settled.

Loans due to related parties

	As of December 31,
	2014	2015
Revolving credit facility with GasLog	30,000,000	15,000,000

Total	30,000,000	15,000,000

The details of the revolving credit facility with GasLog are disclosed in Note 8.

The Partnership had the following transactions with related parties for the years ended December 31, 2013, 2014 and 2015:

Company	Details	Account	2013	2014	2015
Costs capitalized to vessel cost:
GasLog LNG Services	Construction supervision fees(i)	Vessels	876,789	—	—
GasLog LNG Services	Pre-delivery management fees(ii)	Vessels	171,000	—	—
GasLog LNG Services	Ship management system (“SMS” fee)(i)	Vessels	420,000	—	—
Costs expensed:
GasLog	Commercial management fee(iii)	General and administrative expenses	1,243,500	2,387,500	2,880,000
GasLog	Administrative services fee(iv)	General and administrative expenses	—	1,417,732	3,822,000
GasLog LNG Services	Management fees and other vessel management expenses(v)	Vessel operating costs	1,118,738	3,658,065	4,416,000
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	40,320	138,614	142,540
GasLog	Professional and advisory fees (vi)	General and administrative expenses	—	—	734,936
GasLog	Interest on revolving credit facility (Note 8)	Interest expense	—	200,694	1,680,000
GasLog	Commitment fee on revolving credit facility (Note 8)	Other financial costs	—	—	14,000

(i)	Shipbuilding Supervision

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

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts. The same provisions are included in the commercial management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with GasLog upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Commercial Management Agreements, the “Commercial Management Agreements”).

(iv)	Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog receives a service fee of $588,000 per vessel per year in connection with providing services under this agreement.

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

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46,000 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1,000 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72,000 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Ship Management Agreements, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses, with effect from April 1, 2015.

(vi)	Professional and advisory fees paid to third parties by GasLog on behalf of the Partnership.

(vii)	Omnibus Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The omnibus agreement governs among other things (i) when and the extent to which the Partnership and GasLog may compete against each other, (ii) the time and the value at which the Partnership may exercise the right to purchase certain offered vessels by GasLog (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog’s provisions of certain indemnities to the Partnership. On September 29, 2014 and June 26, 2015, the Partnership exercised the option to acquire (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively.

14. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of December 31, 2015, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

As of December 31, 2015
Not later than one year	201,074,994
Later than one year and not later than three years	367,327,877
Later than three years and not later than five years	149,910,000

Total	718,312,871

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., respectively, is counter guarantor for the acquisition from BG Group of 83.33% of depot spares with an aggregate value of $6,000,000, of which $660,000 have been purchased and paid as of December 31, 2015 by GasLog. These spares should be acquired before the end of the initial term of the charter party agreements.

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

Market risk

Interest rate risk: Interest rate risk is the risk that interest costs will fluctuate due to changes in market interest rates. The Partnership’s financial income and operating cash flows fluctuate based on changes in market interest rates as the Partnership has loans that bear interest at floating rates. As of December 31, 2015 and 2014, the Partnership has not hedged any of its future variable rate interest exposure relating to its outstanding borrowings by swapping the variable rate for a fixed rate (December 31, 2013: 78.9%).

The fair value of the swaps as of December 31, 2015 and 2014 was nil as all swaps were terminated (December 31, 2013: net liability of $4,058,897). For the year ended December 31, 2014, the effective movement in the fair value of the interest rate swaps designated as cash flow hedging instruments (Note 17) amounted to a loss of $309,593 (December 31, 2013: $3,776,876 gain) was recognized directly in the combined and consolidated statement of changes in owners’/partners’ equity.

Interest rate sensitivity analysis: During the year ended December 31, 2015, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the increase/(decrease), respectively, in interest expense on the un-hedged portion of the Partnership’s loans would have amounted to approximately $771,033 (2014: $441,278 and 2013: $72,570).

Currency Risk: Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership’s functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros. The Partnership does not hedge movements in exchange rates but management monitors the exchange rate fluctuations on a continuous basis. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit and cash flows during the year ended December 31, 2015 by $2,164,029, based upon our expenses during the year (2014: $1,557,711 and 2013: $668,304).

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

The following tables detail the Partnership’s expected cash flows for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Partnership can be required to pay. The table includes both interest and principal cash flows. Variable future interest payments were determined based on an average LIBOR plus the margins applicable to the Partnership’s loans at the end of each year presented.

	Weighted- average effective interest rate	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2015
Trade accounts payable		2,187,083	124,426	86,861	—	—	2,398,370
Due to related parties		—	137,267	—	—	—	137,267
Other payables and accruals*		2,322,930	4,882,732	213,609	—	—	7,419,271
Other non-current liabilities		—	—	—	182,200	—	182,200
Variable interest loans	2.96%	—	7,666,665	335,561,391	438,462,590	—	781,690,646
Fixed interest loans		—	318,500	962,500	15,462,000	—	16,743,000

Total		4,510,013	13,129,590	336,824,361	454,106,790	—	808,570,754

December 31, 2014
Trade accounts payable		2,176,672	386,479	737,758	—	—	3,300,909
Due to related parties		—	1,959,145	8,373,948	—	—	10,333,093
Other payables and accruals*		1,980,389	4,145,521	196,966	—	—	6,322,876
Other non-current liabilities		—	—	—	53,148	—	53,148
Variable interest loans	2.82%	—	7,867,956	34,625,345	801,690,935	—	844,184,236
Fixed interest loans		—	375,000	1,340,000	32,490,000	—	34,205,000

Total		4,157,061	14,734,101	45,274,017	834,234,083	—	898,399,262

*	Unearned revenue is excluded since it is not a financial liability.

The amounts included above for variable interest rate instruments is subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The Partnership expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year end, the refinancing under the underwritten agreement (Note 2) and the cash generated by operating activities. The Partnership expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Partnership is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Partnership deals exclusively with financial institutions and customers with high credit ratings.

	As of December 31,
	2014	2015
Cash and cash equivalents	47,241,742	60,402,105
Short-term investments	21,700,000	—
Trade and other receivables	1,404,423	5,098,123

For the years ended December 31, 2013, December 31, 2014 and December 31, 2015, all of the Partnership’s revenue was earned from one customer, a subsidiary of BG Group and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership’s counterparty and the fact that the hire is being collected in advance. The Partnership did not experience credit losses on its accounts receivable portfolio during the years ended December 31, 2013, December 31, 2014 and December 31, 2015. The carrying amount of financial assets recorded in the combined and consolidated financial statements represents the Partnership’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Partnership’s counterparty.

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

16. Capital Risk Management

The Partnership’s objectives when managing capital are to safeguard the Partnership’s ability to continue as a going concern and to pursue future growth opportunities. Among other metrics, the Partnership monitors capital using a debt to capitalization ratio, which is total debt divided by total equity plus total debt. The total debt to capitalization ratio is as follows:

	As of December 31,
	2014	2015
Borrowings—current portion	20,999,800	325,767,736
Borrowings—non-current portion	775,537,142	415,722,907

Total debt	796,536,942	741,490,643
Total owners’/partners’ equity	554,303,681	578,177,089

Total capitalization	1,350,840,623	1,319,667,732

Total debt/total capitalization ratio	58.97%	56.19%

17. Gain/(loss) on interest rate swaps

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

During 2014, the Partnership terminated its existing interest rate swap agreements (designated as cash flow hedging instruments and held for trading) by paying their fair values on the respective termination dates of $4,634,312 plus accrued interest of $616,235. The cumulative loss of $5,471,275 from the period that their hedging was effective was recycled to profit or loss during the year ended December 31, 2014.

For the year ended December 31, 2014, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to a loss of $309,593 has been recognized in other comprehensive income (December 31, 2013: profit of $3,776,876). The change in the fair value of the contracts not designated as cash flow instruments for the year ended December 31, 2014 amounted to a loss of $265,822 (December 31, 2013: $3,575,361 gain), which was recognized against earnings in the period incurred and is included in Gain/(loss) on interest rate swaps.

An analysis of Gain/(loss) on interest rate swaps is as follows:

	For the year ended December 31,
	2013	2014	2015
Realized loss on interest rate swaps held for trading	(1,900,952)	(2,341,143)	—
Unrealized gain/(loss) on interest rate swaps held for trading	3,575,361	(265,822)	—
Recycled loss of cash flow hedges reclassified to profit or loss	(654,964)	(5,471,275)	—
Ineffective portion on cash flow hedges	16,742	—	—

Total gain/(loss) on interest rate swaps	1,036,187	(8,078,240)	—

Fair value measurements

The fair value of the Partnership’s financial assets and liabilities approximate to their carrying amounts at the reporting date.

The Partnership uses its judgment to make assumptions that are primarily based on market conditions for the estimation of the counterparty risk and the Partnership’s own risk that are considered for the calculation of the fair value of the interest rate swaps. The interest rate swaps met Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement, as of December 31, 2013. However, as of December 31, 2014 and December 31, 2015, the Partnership had no outstanding interest rate swaps. There were no financial instruments in Levels 1 or 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the levels, provided by IFRS 13 Fair Value Measurement, are based on the degree to which the fair value is observable:

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

18. Non-Cash Items on Statements of Cash Flows

As of December 31, 2015, there were capital expenditures of $212,777 which had not been paid during the year ended December 31, 2015 and were included in current liabilities (December 31, 2014: $102,838, December 31, 2013: $93,025).

As of December 31, 2015, there were capital expenditures for vessels paid through related parties of $0 (December 31, 2014: $122,332, December 31, 2013: $4,475,384).

As of December 31, 2015, there were financing costs of $30,248 which had not been paid during the year ended December 31, 2015 and were included in liabilities (December 31, 2014: $377,067, December 31, 2013: $29,385).

As of December 31, 2015, there were financing costs paid by related parties of $44,193 (December 31, 2014: $0, December 31, 2013: $1,523,326).

As of December 31, 2015, there were offering costs of $0 which had not been paid during the year ended December 31, 2015 and were included in liabilities (December 31, 2014: $86,766, December 31, 2013: $0).

As of December 31, 2015, there were offering costs paid through related parties of $26,393 (December 31, 2014: $0, December 31, 2013: $0).

As of December 31, 2015, there were dividends declared of $0 which had not been paid during the year ended December 31, 2015 and were included in liabilities (December 31, 2014: $7,850,000, December 31, 2013: $9,800,000).

As of December 31, 2015, there were non-cash contributed services of $0 (December 31, 2014: $0, December 31, 2013: $627,000).

19. Earnings Per Unit

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

On May 12, 2014, the Partnership completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. On September 29, 2014, the Partnership completed a follow-on public offering of 4,500,000 common units. In connection with this offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. In addition, on June 26, 2015, the Partnership completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0%. Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the year ended December 31,
	2013	2014	2015
Profit for the year	26,218,242	43,645,765	72,043,826
Less:
Profit attributable to GasLog’s operations*	(26,218,242)	(29,101,636)	(7,003,443)

Partnership’s profit	—	14,544,129	65,040,383

Partnership’s profit attributable to:
Common unitholders	—	8,713,197	43,197,759
Subordinated unitholders	—	5,540,049	18,135,024
General partner	—	290,883	1,300,808
Incentive distribution rights**	—	—	2,406,792
Weighted average units outstanding (basic and diluted)
Common units	—	11,618,495	18,185,372
Subordinated units	—	9,822,358	9,822,358
General partner units	—	437,569	571,587
Earnings per unit (basic and diluted)
Common unitholders	—	0.75	2.38
Subordinated unitholders	—	0.56	1.85
General partner	—	0.66	2.28

*

Includes profits of: (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. earned prior to the Partnership’s IPO on May 12, 2014, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014 and (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the IPO, and accordingly the Partnership was not entitled to the cash or results generated during the pre-IPO period and (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in

September 2014 and GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

**

Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the Partnership’s initial public offering. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement (please refer to Note 7). Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

20. Share-based Compensation

On April 1, 2015, the Partnership granted to its executives, Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) in accordance with its 2015 Long-Term Incentive Plan (the “Plan”). The RCUs and PCUs will vest on March 31, 2018 subject to the recipients’ continued service; vesting of the PCUs is also subject to the achievement of certain performance targets in relation to total unitholder return. Specifically, the performance measure is based on the total unitholder return (“TUR”) achieved by the Partnership during the performance period, benchmarked against the TUR of a selected group of peer companies. TUR above the 75th percentile of the peer group results in 100% of the award vesting; TUR between the 50th-75th percentile of the peer group results in 50% of award vesting; TUR below the 50th percentile of the peer group results in none of the award vesting. The holders are entitled to cash distributions that are accrued and will be settled on vesting.

Awards	Number	Grant date	Fair value at grant date
RCUs	16,999	April 1, 2015	$24.12
PCUs	16,999	April 1, 2015	$24.12

In accordance with the terms of the Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the Plan was determined by using the grant date closing price of $24.12 per common unit and was not further adjusted since the holders are entitled to cash distribution.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the period	16,999	—	410,016

Outstanding as of December 31, 2015	16,999	2.25	410,016

PCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the period	16,999	—	410,016

Outstanding as of December 31, 2015	16,999	2.25	410,016

The total expense recognized in respect of share-based compensation for the year ended December 31, 2015 is $205,196 ($0 for the year ended December 31, 2014). The total accrued cash distribution as of December 31, 2015 is $45,795 (December 31, 2014: $0) and is included under “Other non- current liabilities”.

21. Taxation

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

The Partnership did not qualify for this exception for the three years ended December 31, 2015. During the year ended December 31, 2015, the accrued U.S. source gross transportation tax is $14,001 and is included under “Other payables and accruals”. During the years ended December 31, 2014 and 2013 the Partnership has not made any U.S. port calls, and hence did not have U.S. source gross transportation income.

22. Subsequent Events

On January 27, 2016, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2015, of $0.478 per unit. The cash distribution was paid on February 12, 2016, to all unitholders of record as of February 8, 2016. The aggregate amount of the declared distribution was $15,711,665.