Form 20-F
period 2016-12-31
GasLog Partners LP
filed 2017-02-13
CIK 1598655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2016, there were 24,572,358 Partnership common units outstanding.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      Yes ☐ No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes ☒ No ☐

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).      Yes ☒ No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

•	“GasLog”, depending on the context, refers to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, other than GasLog Partners;

•	“our general partner” refers to GasLog Partners GP LLC, the general partner of GasLog Partners and a wholly owned subsidiary of GasLog;

•	“GasLog LNG Services” refers to GasLog LNG Services Ltd., a wholly owned subsidiary of GasLog;

•	“GasLog Carriers” refers to GasLog Carriers Ltd., a wholly owned subsidiary of GasLog;

•	“GasLog Partners Holdings” refers to GasLog Partners Holdings LLC, a wholly owned subsidiary of GasLog;

•	“Shell” refers to Royal Dutch Shell plc or any one or more of its subsidiaries;

•	“BG Group” refers to BG Group plc, BG Group was acquired by Shell on February 15, 2016;

•	“MSL” refers to Methane Services Limited, a subsidiary of BG Group and a subsidiary of Shell;

•	“Samsung” refers to Samsung Heavy Industries Co. Ltd. or any one or more of its subsidiaries;

•	“Hyundai” refers to Hyundai Heavy Industries Co., Ltd. or any one or more of its subsidiaries;

•	“Total” refers to Total Gas & Power Chartering Limited;

•	“Centrica” refers to Centrica plc or any one or more of its subsidiaries;

•	“Lepta Shipping” refers to Lepta Shipping Co. Ltd, a subsidiary of Mitsui Co. Ltd.;

•	“LNG” refers to liquefied natural gas;

•	“NYSE” refers to the New York Stock Exchange; and “SEC” refers to the U.S. Securities and Exchange Commission;

•	“dollars” and “$” refer to, and amounts are presented in, U.S. dollars; and

•	“cbm” refers to cubic meters.

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders, and other written materials. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this annual report or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

ii

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•

general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•	continued low prices for crude oil and petroleum products;

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•	our ability to enter into time charters with new and existing customers;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•	our ability to purchase vessels from GasLog in the future;

•

our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the Sponsor Credit Facility (as defined below) and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	number of off-hire days, dry-docking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	our ability to maintain long-term relationships with major energy companies;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included in “Item 18. Financial Statements”. You should also read “Item 5. Operating and Financial Review and Prospects”.

Certain numerical figures included in the below tables have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

A.1. IFRS Common Control Reported Results

The following table presents, in each case for the periods and as of the dates indicated, selected historical financial and operating data. The selected historical financial data as of December 31, 2015 and 2016 and for each of the years in the three-year period ended December 31, 2016 has been derived from our audited consolidated financial statements included in “Item 18. Financial Statements”. The selected historical financial data as of December 31, 2012, 2013 and 2014 and for each of the years ended December 31, 2012 and 2013 is a summary of and is derived from our audited consolidated financial statements after retroactive restatement for the transfer of vessels from GasLog to the Partnership, that are not included in this report. The financial statements have been prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or the “IASB”.

Prior to the closing of our initial public offering, or “IPO”, we did not own any vessels. The following presentation assumes that our business was operated as a separate entity prior to its inception. For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results. The annual consolidated financial statements and our historical financial and operating data under “IFRS Common Control Reported Results” include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014, the transfer of three vessels from GasLog to the Partnership in July 2015 and the transfer of one vessel from GasLog to the Partnership in November 2016 were each accounted for as a reorganization of entities under common control under IFRS and prior periods were retroactively restated.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(restated)[1]	(restated)[1]	(restated)[1]	(restated)[1]
	(in thousands of U.S. dollars, except per unit data)
STATEMENT OF PROFIT OR LOSS
Revenues	$—	$66,210	$184,222	$224,190	$228,737
Vessel operating costs	—	(12,780)	(35,731)	(47,740)	(48,010)
Voyage expenses and commissions	—	(811)	(2,368)	(2,979)	(3,125)
Depreciation	—	(12,591)	(39,569)	(49,971)	(50,014)
General and administrative expenses	(43)	(1,664)	(6,932)	(11,524)	(11,712)

(Loss)/profit from operations	(43)	38,364	99,622	111,976	115,876

Financial costs	(6)	(12,459)	(37,725)	(31,212)	(36,202)
Financial income	118	48	49	29	180
(Loss)/gain on interest rate swaps	(1,784)	5,071	(12,903)	(3,144)	(2,513)

Total other expenses, net	(1,672)	(7,340)	(50,579)	(34,327)	(38,535)

(Loss)/profit for the year	$(1,715)	$31,024	$49,043	$77,649	$77,341

(Loss)/profit attributable to GasLog’s operations(2)	$(1,715)	$31,024	$34,499	$12,609	$71
Partnership’s profit(2)	$—	$—	$14,544	$65,040	$77,270
EARNINGS PER UNIT ATTRIBUTABLE TO THE PARTNERSHIP(3)
Common units (basic)	$—	$—	$0.75	$2.38	$2.18
Common units (diluted)	$—	$—	$0.75	$2.38	$2.17
Subordinated units	$—	$—	$0.56	$1.85	$2.14
General partner units	$—	$—	$0.66	$2.28	$2.31

	As of December 31,
	2012	2013	2014	2015	2016
	(restated)[1]	(restated)[1]	(restated)[1]	(restated)[1]
	(in thousands of U.S. dollars, except per unit data)
STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$10,005	$20,117	$50,629	$62,677	$50,458
Short-term investments	—	1,500	21,700	—	1,500
Vessels	—	763,613	1,507,541	1,464,763	1,419,833
Vessels under construction	138,413	—	—	—	—
Total assets	161,603	794,041	1,587,261	1,538,215	1,489,139
Borrowings—current portion	—	29,404	28,356	333,147	45,122
Borrowings—non-current portion	—	496,476	900,749	533,555	768,630
Total equity	122,848	187,091	590,220	612,492	642,370
NUMBER OF UNITS OUTSTANDING
General Partner units	—	—	492,750	645,811	701,933
Common units	—	—	14,322,358	21,822,358	24,572,358
Subordinated units	—	—	9,822,358	9,822,358	9,822,358

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(restated)[1]	(restated)[1]	(restated)[1]	(restated)[1]
	(in thousands of U.S. dollars)
CASH FLOW DATA
Net cash (used in)/provided by operating activities	$(115)	$32,148	$128,062	$125,933	144,060
Net cash provided by/(used in) investing activities	118	(624,486)	(809,336)	14,421	(6,617)
Net cash provided by/(used in) financing activities	10,000	602,450	711,785	(128,306)	(149,662)

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(restated)[1]	(restated)[1]	(restated)[1]	(restated)[1]
FLEET DATA*
Number of LNG carriers at end of period	—	4	9	9	9
Average number of LNG carriers during period	—	2.3	7.1	9	9
Average age of LNG carriers (years)	—	0.6	5.2	6.2	7.2
Total calendar days of fleet for the period	—	855	2,595	3,285	3,294
Total operating days of fleet for the period(4)	—	855	2,586	3,220	3,249

*	The Fleet Data above is calculated consistent with our IFRS Common Control Reported Results.

	Year Ended December 31,
	2012	2013	2014		2015		2016
	(restated)[1]	(restated)[1]	(restated)[1]		(restated)[1]
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
EBITDA(5)	$(43)	$50,955	$139,191		$161,947		$165,890
Capital expenditures:
Payment for vessels and vessel additions	—	623,031	789,178		7,317		5,297
Distributable cash flow(5)	N/A	N/A	27,259		72,254		83,660
Cash distributions declared	N/A	9,800	22,179	(6)	58,992	(7)	65,577	(8)
Cash distributions paid	N/A	—	23,169	(6)	60,002	(7)	73,377	(8)

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

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of U.S. dollars)
PARTNERSHIP PERFORMANCE STATEMENT OF PROFIT OR LOSS
Revenues(5)	$—	$—	$65,931	$168,927	$206,424
Vessel operating costs(5)	—	—	(12,226)	(33,656)	(43,479)
Voyage expenses and commissions(5)	—	—	(817)	(2,102)	(2,841)
Depreciation(5)	—	—	(13,352)	(35,981)	(45,230)
General and administrative expenses(5)	—	—	(4,591)	(10,383)	(11,219)

Profit from operations(5)	—	—	34,945	86,805	103,655

Financial costs(5)	—	—	(15,206)	(21,789)	(30,187)
Financial income(5)	—	—	23	24	179
(Loss)/gain on interest rate swaps(5)	—	—	(5,218)	—	3,623

Total other expenses, net(5)	—	—	(20,401)	(21,765)	(26,385)

Partnership’s profit(2)(5)	$—	$—	$14,544	$65,040	$77,270

	Year Ended December 31,
	2012	2013	2014	2015	2016
PARTNERSHIP PERFORMANCE FLEET DATA*
Number of LNG carriers at end of period	—	—	5	8	9
Average number of LNG carriers during period	—	—	2.4	6.5	8.2
Average age of LNG carriers (years)	—	—	4.5	6.7	7.2
Total calendar days of fleet for the period	—	—	885	2,377	2,989
Total operating days of fleet for the period(4)	—	—	885	2,377	2,944

*	The Partnership Performance Fleet Data above is calculated consistent with our Partnership Performance Results.

	Year Ended December 31,
	2012	2013	2014		2015		2016
	(in thousands of U.S. dollars)
OTHER PARTNERSHIP PERFORMANCE FINANCIAL DATA
EBITDA(5)	$—	$—	$48,297		$122,786		$148,885
Distributable cash flow(5)	—	—	27,259		72,254		83,660
Cash distributions declared	—	—	13,369	(9)	51,192	(10)	65,577	(11)
Cash distributions paid	—	—	13,369	(9)	51,192	(10)	65,577	(11)

(1)

Restated so as to reflect the historical financial statements of GAS-seven Ltd acquired on November 1, 2016 from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

(2)	See Note 18 to our audited consolidated financial statements included elsewhere in this annual report.

(3)

As disclosed in Note 6 to our audited consolidated financial statements, on May 12, 2014, the Partnership completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. On September 29, 2014, the Partnership completed an equity offering of 4,500,000 common units. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On June 26, 2015, the Partnership completed an equity offering of 7,500,000 common units. In connection with the offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On August 5, 2016, the Partnership completed an equity offering of 2,750,000 common units. In connection with the offering, the Partnership issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On January 27, 2017, the Partnership completed an equity offering of 3,750,000 common units (Refer to Note 21). In connection with the offering the Partnership issued 76,531 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. Earnings per unit is presented for the periods in which the units were outstanding.

(4)

The operating days for our fleet are the total number of days in a given period that the vessels were in our possession less the total number of days off-hire not recoverable from the insurers. We define days off-hire as days lost to, among other things, operational deficiencies, dry-docking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(5)	Non-GAAP Financial Measures

Partnership Performance Results. As described above, our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership.

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. (the owners of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, respectively) for the period prior to the closing of the IPO, GAS-sixteen Ltd. and GAS-seventeen Ltd. (the owners of the Methane Rita Andrea and the Methane Jane Elizabeth, respectively) for the period prior to their transfer to the Partnership on September 29, 2014, the amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015 and the amounts related to GAS-seven Ltd. (the owner of the GasLog Seattle) for the period prior to its transfer to the Partnership on November 1, 2016. While such amounts are reflected in the Partnership’s reported financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control under IFRS, (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the closing of the IPO, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014, (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015 and (iv) GAS-seven Ltd. was not owned by the Partnership prior to its transfer to the Partnership in November 2016, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

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

For the years ended December 31, 2012 and 2013, prior to the Partnership’s incorporation, no results were attributable to the Partnership.

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

	Year Ended December 31, 2014			Year Ended December 31, 2015			Year Ended December 31, 2016
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
	Restated(1)		Restated(1)	Restated(1)		Restated(1)
	(in thousands of U.S. dollars)
STATEMENT OF PROFIT OR LOSS
Revenues	$118,291	$65,931	$184,222	$55,263	$168,927	$224,190	$22,313	$206,424	$228,737
Vessel operating costs	(23,505)	(12,226)	(35,731)	(14,084)	(33,656)	(47,740)	(4,531)	(43,479)	(48,010)
Voyage expenses and commissions	(1,551)	(817)	(2,368)	(877)	(2,102)	(2,979)	(284)	(2,841)	(3,125)
Depreciation	(26,217)	(13,352)	(39,569)	(13,990)	(35,981)	(49,971)	(4,784)	(45,230)	(50,014)
General and administrative expenses	(2,341)	(4,591)	(6,932)	(1,141)	(10,383)	(11,524)	(493)	(11,219)	(11,712)

Profit from operations	64,677	34,945	99,622	25,171	86,805	111,976	12,221	103,655	115,876

Financial costs	(22,519)	(15,206)	(37,725)	(9,423)	(21,789)	(31,212)	(6,015)	(30,187)	(36,202)
Financial income	26	23	49	5	24	29	1	179	180
(Loss)/gain on interest rate swaps	(7,685)	(5,218)	(12,903)	(3,144)	—	(3,144)	(6,136)	3,623	(2,513)

Total other expense	(30,178)	(20,401)	(50,579)	(12,562)	(21,765)	(34,327)	(12,150)	(26,385)	(38,535)

Profit for the year	$34,499	$14,544	$49,043	$12,609	$65,040	$77,649	$71	$77,270	$77,341

EBITDA. We define EBITDA as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance. The Partnership believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, gains/losses on interest rate swaps, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA has limitations as an analytical tool and should not be considered an alternative to, or as a substitute for, or superior to profit/(loss), profit/(loss) from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that it does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Therefore, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to profit/(loss), the most directly comparable IFRS financial measure, for the periods presented.

EBITDA is presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog as set out in the reconciliation above.

Reconciliation of EBITDA to Profit:

	IFRS Common Control Reported Results Year ended December 31,					Partnership Performance Results Year ended December 31,
	2012	2013	2014	2015	2016	2012	2013	2014	2015	2016
	Restated(1)	Restated(1)	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
(Loss)/profit for the year	$(1,715)	$31,024	$49,043	$77,649	$77,341	$—	$—	$14,544	$65,040	$77,270
Financial income	(118)	(48)	(49)	(29)	(180)	—	—	(23)	(24)	(179)
Financial costs	6	12,459	37,725	31,212	36,202	—	—	15,206	21,789	30,187
Loss/(gain) on interest rate swaps	1,784	(5,071)	12,903	3,144	2,513	—	—	5,218	—	(3,623)
Depreciation	—	12,591	39,569	49,971	50,014	—	—	13,352	35,981	45,230

EBITDA	$(43)	$50,955	$139,191	$161,947	$165,890	$—	$—	$48,297	$122,786	$148,885

Distributable cash flow. Distributable cash flow means EBITDA (Partnership Performance Results), after considering cash interest expense for the period, including realized loss on interest rate swaps and excluding amortization of loan fees, estimated dry-docking and replacement capital reserves established by the Partnership. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies.

Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to profit/(loss), profit/(loss) from operations, earnings per units or any other measure of operating performance presented in accordance with IFRS.

The table below reconciles Distributable cash flow and Cash distributions declared to EBITDA (Partnership Performance Results).

Reconciliation of Distributable Cash Flow to Profit:

	Partnership Performance Results Year ended December 31,
	2014	2015	2016
	(in thousands of U.S. dollars)
EBITDA (Partnership Performance Results)*	$48,297	$122,786	$148,885
Cash interest expense including realized loss on swaps and excluding amortization of loan fees	(9,912)	(19,484)	(26,929)
Dry-docking capital reserve	(2,621)	(8,338)	(8,829)
Replacement capital reserve	(8,505)	(22,710)	(29,467)

Distributable cash flow	27,259	72,254	83,660

Other reserves**	(3,173)	(16,067)	(14,244)

Cash distributions***	$24,086	$56,187	$69,416

*	See table above for reconciliation of EBITDA (Partnership Performance Results) to Profit for the year.

**

Refers to reserves (other than the dry-docking and replacement capital reserves) which have been established for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

***	Refers to cash distributions made since the Partnership’s IPO. It excludes payments of dividends due to GasLog before vessels were acquired by the Partnership.

(6)

Does not reflect a distribution of $10.72 million declared in January 2015 in respect of the fourth quarter of 2014. Cash distribution paid includes $9.80 million dividend due to GasLog which was declared in 2013 and excludes $8.81 million dividend due to GasLog which was declared in 2014, in both cases prior to the contribution of the relevant vessels to the Partnership.

(7)

Does not reflect a distribution of $15.71 million declared in January 2016 in respect of the fourth quarter of 2015. Cash distribution paid includes $8.81 million dividend due to GasLog which was declared in 2014 and excludes $7.80 million dividend due to GasLog which was declared in 2015, in both cases prior to the contribution of the relevant vessels to the Partnership.

(8)

Does not reflect a distribution of $19.55 million declared in January 2017 in respect of the fourth quarter of 2016. Cash distribution paid includes $7.80 million dividend due to GasLog which was declared in 2015 prior to the contribution of the GasLog Seattle to the Partnership.

(9)	Does not reflect a distribution of $10.72 million declared in January 2015 and paid in February 2015, in respect of the fourth quarter of 2014.

(10)	Does not reflect a distribution of $15.71 million declared in January 2016 and paid in February 2016, in respect of the fourth quarter of 2015.

(11)	Does not reflect a distribution of $19.55 million declared in January 2017 and paid in February 2017, in respect of the fourth quarter of 2016.

B. Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2016:

This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and our consolidated financial statements and the notes thereto included in “Item 18. Financial Statements”.

As of December 31, 2016
(in thousands of U.S. dollars)
Debt:(1)
Borrowings—current portion	$45,122
Borrowings—non-current portion	768,630

Total debt	813,752

Partners’ Equity:
Common unitholders: 24,572,358 units issued and outstanding	565,409
Subordinated unitholders: 9,822,358 units issued and outstanding	60,988
General partner: 701,933 units issued and outstanding	10,095
Incentive distribution rights	5,878

Total Partners’ Equity	642,370

Total capitalization	$1,456,122

(1)

All of our debt has been incurred by our vessel owning subsidiaries. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities” for more information about our credit facilities.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units, subordinated units and general partner units.

Our Board of Directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our Partnership Agreement and applicable law, and there is no guarantee that we will continue to make distributions to our unitholders in the future. In addition, the markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period. We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.375 per unit on our common units, subordinated units and general partner units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;

•	the continued availability of natural gas production, liquefaction and regasification facilities;

•	the price and demand for natural gas and oil;

•	the level of our operating costs, such as the cost of crews, vessel maintenance and insurance;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, dry-docking of vessels;

•	the supply of LNG carriers;

•	prevailing global and regional economic and political conditions;

•	changes in local income tax rates;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur to fund future acquisitions, including if we exercise our options to purchase any additional vessels from GasLog;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings; and

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

We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures from operating surplus totaled $38.30 million for the year ended December 31, 2016. We estimate that future maintenance and replacement capital expenditures will average approximately $41.77 million per full year, including potential costs related to replacing current vessels at the end of their useful lives. Maintenance and replacement capital expenditures include capital expenditures associated with (i) the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or dry-docking) and (ii) modifying an existing vessel or acquiring a new vessel, to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

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

Our fleet consists of nine LNG carriers that are in operation. If any of our ships is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified during the period prior to acquisition of additional vessels, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our nine LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows.

Any charter termination could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our charterer has the right to terminate a ship’s time charter in certain circumstances, such as:

•	loss of the ship or damage to it beyond repair;

•	if the ship is off-hire for any reason other than scheduled dry-docking for a period exceeding 90 consecutive days, or for more than 90 days in any one-year period;

•	defaults by us in our obligations under the charter; or

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

We currently derive the majority of our revenues from a single customer and will continue to depend on one customer for nearly all of our revenues after our expected acquisition of additional vessels from GasLog. This customer was recently acquired by another energy company which could impact our ability to maintain our relationship with this customer. The loss of this customer would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We currently derive the majority of our revenues from one customer, MSL, a subsidiary of BG Group and a subsidiary of Shell. Following the expected acquisition of additional vessels from GasLog, MSL will continue to be a key customer, as at least seven of the vessels over which we have options to acquire from GasLog will be chartered to MSL. In addition, three of the vessels that we will have options to acquire from GasLog will be chartered to another subsidiary of Shell. Shell’s acquisition of BG Group became effective on February 15, 2016. Although MSL’s contractual obligations under the charter agreements are not impacted by the acquisition, we cannot provide assurance that we and GasLog will be able to maintain the same business relationship with MSL following its integration into Shell. In addition, the combination of BG Group and Shell has removed the opportunity to diversify our customer base because all of the vessels we currently have the right to acquire from GasLog are chartered to subsidiaries of Shell. Furthermore, we could lose our customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or otherwise. If our customer terminates its charters, chooses not to re-charter our ships after the initial charter terms or is unable to perform under its charters and we are not able to find replacement charters on similar terms, we will suffer a loss of revenues that could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

We are subject to certain risks with respect to our relationship with GasLog, and failure of GasLog to comply with certain of its financial covenants under its debt instruments could, among other things, limit or prevent us from acquiring future vessels from GasLog, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of GasLog’s existing debt instruments impose operating and financial restrictions on GasLog, including financial maintenance covenants. GasLog’s ability to meet certain operating and financial restrictions in its existing debt instruments is dependent in part on the charter rates which it obtains for its vessels. In 2016, GasLog entered into two long-term charters at attractive rates and continues to actively seek charters on its open vessels in the long-term charter market. The charter rates available for spot/short-term charters of LNG carriers have been at historically low levels for the last several years and although recent months have seen higher rates, we cannot be certain that this rate increase will continue. GasLog is also active in the LNG shipping spot market through its participation in The Cool Pool Limited with Golar LNG Ltd. and Dynagas Ltd. However, if GasLog should fail to enter into additional short-term or long-term charters or should fail to successfully take other steps which would reduce debt service requirements and/or improve EBITDA, it may be required to seek a waiver under its bank credit facilities. GasLog continuously monitors and manages its covenant compliance. Under GasLog’s credit facilities, as is typical with secured credit facilities generally, a default by the borrower permits the lenders to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on GasLog vessels. Our future growth, which is expected to be based on the acquisition of vessels from GasLog, would also be adversely affected by such a default event if it was to occur. We are also dependent on GasLog for the provision of administrative, commercial and ship management services.

Additionally, any default by GasLog under its corporate guarantees could result in a default under the loan facilities related to the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the GasLog Seattle.

Our future performance and ability to secure future time charters depends on continued growth in LNG production and demand for LNG and LNG shipping and certain of our charters are scheduled to expire in 2018.

All of our ships are currently operating under multi-year contracts. The charters on three of our ships are due to expire in 2018 unless the charterer elects to extend the charter period. For the three ships concerned the charterer has the option to extend the charters for two consecutive periods of three or four years each plus or minus up to 30 days. Each charter extension and the length thereof is to be nominated by charterers at least 18 months before the end of each current charter period. For two of these vessels, the 18-month notice period has passed and no such nominations have been made in respect of the GasLog Shanghai, which is now due to come off charter in May 2018 plus or minus 30 days, and the GasLog Santiago, which is now due to come off charter in July 2018 plus or minus 30 days. Unless LNG charter market conditions improve, we may have difficulty in securing renewed or new charters at attractive rates and durations on our ships when our multi-year charters expire. Such a failure could adversely affect our future liquidity, results of operations and cash flows, including cash available for distribution to unitholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants we are required to comply with are based. See “—Risks Inherent in Our Business—Ship values may fluctuate substantially, which could result in an impairment charge, could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, could cause us to incur a loss.”

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

In recent years, global crude oil prices were very volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the gap in pricing in different geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future. Any continued period of low oil prices could adversely affect both the competitiveness of gas as a fuel for power generation and the market price of gas, to the extent that gas prices are benchmarked to the price of crude oil. Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG shipping charters over the next few years, while the amount of tonnage available for charter is expected to increase.

A continuation of the recent volatility in natural gas and oil prices may adversely affect our growth prospects and results of operations.

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

Natural gas prices have historically varied substantially between regions. This price disparity between producing and consuming regions supports demand for LNG shipping and any convergence of natural gas prices could adversely affect demand or price for LNG shipping. In recent years, global crude oil prices were very volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the gap in pricing in different geographic regions.

Given the significant global natural gas and crude oil price volatility as referenced above, although our vessels are currently all under multi-year committed charters, a continuation of volatility in natural gas or oil prices may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet and fund our operations. Among other things, we hold options to acquire eight LNG carriers from GasLog. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, and the cost of retrofitting or modifying existing ships as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

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

In addition, we may be exposed to a market risk relating to fluctuations in interest rates to the extent our credit facilities bear interest costs at a floating rate based on London Interbank Offered Rate, or “LIBOR”. Significant increases in LIBOR could adversely affect our cash flows, results of operations and ability to service our debt. Although we use interest rate swaps from time to time to reduce our exposure to interest rate risk, we hedge only a portion of our outstanding indebtedness. There is no assurance that any derivative contracts we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our partners’ equity as well as charges against our profit.

We enter into interest rate swaps from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2016, we had three interest rate swaps in place with a notional amount of $390.0 million. None of the existing derivative contracts were designated as a cash flow hedging instrument. The changes in their fair value are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit and earnings per unit and would affect compliance with the market value adjusted net worth covenants in our credit facilities. For future interest rate swaps that are designated as cash flow hedging instruments, the changes in the fair value of the contracts will be recognized in our statement of other comprehensive income as cash flow hedge gains or losses for the period, and could affect compliance with the market value adjusted net worth covenants in our credit facilities.

There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost and availability of interest rate and currency hedges may increase or suitable hedges may not be available.

Our earnings and business are subject to the credit risk associated with our contractual counterparties.

We will enter into, among other things, time charters and other contracts with our customers, shipbuilding contracts and refund guarantees relating to newbuildings, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps. Such agreements subject us to counterparty credit risk. For example, all of our vessels are chartered to, and we received all of our total revenues for the year ended December 31, 2016 from, MSL, a subsidiary of Shell.

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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. As of December 31, 2016, we had an aggregate of $813.75 million of indebtedness outstanding under our credit facilities, of which $45.12 million is repayable within one year. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.

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

Acquisitions that expand our fleet are an important component of our strategy. Under the omnibus agreement, we currently have the option to purchase from GasLog: (i) the Solaris, the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar within 36 months after GasLog notifies our board of directors of their acceptance by their charterers, (ii) the Methane Lydon Volney within 36 months after the closing of our IPO on May 12, 2014, which option will expire in May 2017 if not extended, and (iii) the Methane Becki Anne and the Methane Julia Louise within 36 months after the completion of their acquisition by GasLog on March 31, 2015. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement.

In addition, on April 21, 2015, GasLog signed an agreement with MSL for GasLog’s newbuildings Hull Nos. 2130, 2800 and 2131 to be chartered to MSL upon deliveries in 2018, 2018 and 2019, respectively, for average initial terms of approximately 9.5 years. Within 30 days of the commencement of each charter, GasLog will be required to offer us an opportunity to purchase each vessel at fair market value as determined pursuant to the omnibus agreement.

On July 11, 2016, GasLog signed an agreement with Total for GasLog’s newbuilding Hull No. 2801 to be chartered to Total upon delivery in 2018 for an initial term of seven years. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

Furthermore, on October 20, 2016, GasLog signed an agreement with Centrica for GasLog’s newbuilding Hull No. 2212 to be chartered to Centrica upon delivery in 2019 for an initial term of seven years. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

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

We and our operating subsidiaries have entered into various service agreements with GasLog and its subsidiaries, including GasLog LNG Services, pursuant to which GasLog and its subsidiaries will provide to us certain administrative, financial and other services, and provide to our operating subsidiaries substantially all of their crew, technical management services (including vessel maintenance, periodic dry-docking, cleaning and painting, performing work required by regulations and human resources and financial services) and other advisory and commercial management services, including the sourcing of new contracts and renewals of existing contracts. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by GasLog and its subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us or our operating subsidiaries.

Our ability to compete for new charters and expand our customer relationships depends largely on our ability to leverage our relationship with GasLog and its reputation and relationships in the shipping industry. If GasLog suffers material damage to its reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms;

•	maintain access to capital under the revolving credit facility with GasLog entered into upon consummation of the IPO, or the “Sponsor Credit Facility”; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

If we cannot meet our charterers’ quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Customers, and in particular those in the LNG industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, a continuous decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, continuous increasing requirements from LNG industry constituents can further complicate our ability to meet the standards. Any noncompliance by us, either suddenly or over a period of time, on one or more LNG carriers, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The required dry-docking of our ships could be more expensive and time consuming than we anticipate, which could adversely affect our results of operations and cash flows.

Dry-dockings of our ships require significant capital expenditures and result in loss of revenue while our ships are off-hire. Any significant increase in either the number of off-hire days due to such dry-dockings or in the costs of any repairs carried out during the dry-dockings could have a material adverse effect on our profitability and our cash flows. We may not be able to accurately predict the time required to dry-dock any of our ships or any unanticipated problems that may arise. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs during the dry-docking is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to unitholders, could be adversely affected. During the year ended December 31, 2016, the dry-dockings of the Methane Rita Andrea and the Methane Jane Elizabeth were completed. The upcoming dry-dockings of our vessels are expected to be carried out in 2017 (1 vessel), 2018 (3 vessels) and 2020 (3 vessels).

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

Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. The development of liquefaction projects in the United States and the anticipated exports beginning in early 2016 has driven significant ordering activity. As of December 31, 2016, the LNG carrier order book totaled 115 vessels, and the delivered fleet stood at 417 vessels. This and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, ship utilization and ship values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

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

Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or “IMO”, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention”. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

Terrorist attacks, international hostilities, political change and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks, piracy and the current conflicts in the Middle East and elsewhere, as well as other current and future conflicts and political change, may adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. The continuing hostilities in the Middle East may lead to additional acts of terrorism, further regional conflicts, other armed actions around the world and civil disturbance in the United States or elsewhere, which may contribute to further instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

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

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the UK Modern Slavery Act 2015, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, GasLog has invested in, and intends to continue to invest in, reasonably necessary resources to comply with evolving standards.

The Modern Slavery Act 2015 requires any commercial organization that carries on a business or part of a business in the UK which both (i) supplies goods or services, and (ii) has an annual worldwide turnover of £36 million to prepare a slavery and human trafficking statement for each financial year ending on or after March 31, 2016. In this statement, the commercial organization must set out the steps it has taken to ensure there is no modern slavery in its own business and its supply chain, or state that it has taken no such steps. The UK Secretary of State may enforce the duty to prepare a slavery and human trafficking statement by means of civil proceedings against the organization concerned. To the extent that we are found to be non-compliant, whether with or without our knowledge, we may face governmental or other regulatory claims that could have an adverse effect on our business, financial conditions, results of operations, cash flows and ability to pay distributions.

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

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has appointed four of our seven directors and the common unitholders elected the remaining three directors. Four of our directors meet the independence standards of the NYSE, and three of the four also qualify as independent of GasLog under our partnership agreement, so as to be eligible for membership on our conflicts committee. If our general partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional director will thereafter be elected by our common unitholders. Our general partner may exercise this right in order to permit us to claim, or continue to claim, an exemption from U.S. federal income tax under Section 883 of the U.S. Internal Revenue Code of 1986, as amended, or the “Code”. See “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership”.

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

GasLog currently owns limited partnership units representing a 25.65% partnership interest and a 2.0% general partner interest in us, and owns and controls our general partner. In addition, our general partner has the right to appoint four of seven, or a majority, of our directors. Certain of our directors and officers are directors and officers of GasLog or its affiliates, and, as such, they have fiduciary duties to GasLog or its affiliates that may cause them to pursue business strategies that disproportionately benefit GasLog or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between GasLog and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. See “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors”. These conflicts include, among others, the following situations:

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

Fees and cost reimbursements, which GasLog or its applicable affiliate will determine for services provided to us and our subsidiaries, will be substantial, will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2016, will be payable regardless of our profitability and will reduce our cash available for distribution to you.

Pursuant to the ship management agreements, our subsidiaries pay fees for services provided to them by GasLog LNG Services, and reimburse GasLog LNG Services for all expenses incurred on their behalf. These fees and expenses include all costs and expenses incurred in providing the crew and technical management of the vessels in our fleet to our subsidiaries. In addition, our operating subsidiaries pay GasLog LNG Services a fixed management fee for costs and expenses incurred in connection with providing these services to our operating subsidiaries.

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

For a description of the ship management agreements, commercial management agreements and the administrative services agreement, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”. The aggregate fees and expenses payable for services under the ship management agreements, commercial management agreements and administrative services agreement for the year ended December 31, 2016 were $4.5 million, $2.94 million and $4.80 million, respectively. As these amounts represent fees and expenses relating to the GasLog Seattle only since its acquisition from GasLog in November 2016, and as our board approved an increase in the service fee payable to GasLog under the terms of the administrative services agreement in November 2016, the fees and expenses payable pursuant to these agreements will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2016. Additionally, these fees and expenses will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of GasLog or its applicable affiliate, including GasLog LNG Services, could adversely affect our ability to pay cash distributions to you.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, it will be difficult for them to remove our general partner without GasLog’s consent, all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•

It is difficult for unitholders to remove our general partner without its consent. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner; as of February 9, 2017, GasLog owns 26.18% of the outstanding common and subordinated units.

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

We have granted registration rights to GasLog and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of February 9, 2017, GasLog owns 162,358 common units and 9,822,358 subordinated units and all of the incentive distribution rights. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

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

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. For example, in August 2016, we completed a follow-on public offering of 2,750,000 common units and in connection with the offering issued 56,122 general partner units to our general partner in order for GasLog to retain its 2.0% general partner interest. Also, in January 2017, we completed a follow-on public offering of 3,750,000 common units and in connection with the offering issued 76,531 general partner units to our general partner in order for GasLog to retain its 2.0% general partner interest. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

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

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, which we currently expect to occur at the end of the quarter ending March 31, 2017, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See “Item 8. Financial Information—Our Cash Distribution Policy—Subordination Period”.

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

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. GasLog, which owns and controls our general partner, owns 0.66% of our common units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of our subordinated units into common units, GasLog will own 26.18% of our common units.

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

We are an emerging growth company or “EGC” and we cannot be certain if the reduced disclosure requirements applicable to EGCs will make our common units less attractive to investors.

We are an EGC, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act and such election is irrevocable. We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile. We will continue to be deemed an EGC until the earliest of the last day of the fiscal year of during which we had total annual gross revenues of $1 billion or more, the last day of the fiscal year following our fifth IPO anniversary, the date in which, during the previous 3-year period we have issued more than $1.0 billion in non-convertible debt, or the date on which we will be deemed to be a large accelerated filer.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an EGC. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

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

We do not expect to qualify for the exemption from U.S. federal income tax under Section 883 during the 2017 tax year, unless our general partner exercises the “GasLog option” described below. Even if we do not qualify, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for distribution to our unitholders. For 2016, the U.S. source gross transportation tax was $0.06 million. For a more detailed discussion, see the section entitled “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—United States”.

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

ITEM 4. INFORMATION ON THE PARTNERSHIP

A. History and Development of the Partnership

GasLog Partners was formed on January 23, 2014 as a Marshall Islands limited partnership. GasLog Partners and its subsidiaries are primarily engaged in the ownership, operation and acquisition of LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. The Partnership conducts its operations through its vessel-owning subsidiaries and, as of February 9, 2017, we have a fleet of nine LNG carriers, including four vessels with modern tri-fuel diesel electric (“TFDE”) propulsion technology and five modern Steam vessels.

On May 12, 2014, we completed our IPO and our common units began trading on the NYSE on May 7, 2014 under the ticker symbol “GLOP”. A portion of the proceeds of our IPO was paid as partial consideration for GasLog’s contribution to us of the interests in its subsidiaries which owned the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney. On September 29, 2014,

we completed a follow-on equity offering, the proceeds of which were used to partly fund our acquisition of GasLog’s subsidiaries that owned the Methane Rita Andrea and the Methane Jane Elizabeth. The acquisition closed on September 29, 2014. On June 26, 2015, we completed a follow-on equity offering, the proceeds of which were used to partially finance the acquisition of GasLog’s subsidiaries that owned the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally. The acquisition closed on July 1, 2015. On August 5, 2016, we completed a follow-on equity offering, the proceeds of which were used to finance our acquisition of the GasLog subsidiary that owned the GasLog Seattle. The acquisition closed on November 1, 2016.

We maintain our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15.

B. Business Overview

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of nine LNG carriers, which have fixed charter terms expiring between 2018 and 2020 that can be extended at the charterers’ option, were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner.

Our fleet consists of nine LNG carriers, including four vessels with modern TFDE propulsion technology and five modern Steam vessels that operate under long-term charters with Shell. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners in the future.

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

GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers and provides support to international energy companies as part of their LNG logistics chain. GasLog was founded by its chairman, Peter G. Livanos, whose family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the NYSE on March 30, 2012, under the ticker symbol “GLOG”. At the time of its initial public offering, GasLog’s owned fleet consisted of ten LNG carriers, including eight newbuildings on order. Since its initial public offering, GasLog has increased by approximately 91% the total carrying capacity of vessels in its fleet, which includes vessels on the water and newbuildings on order. As of February 9, 2017, GasLog had a wholly owned 18 ship fleet, including 13 ships on the water and five LNG carriers on order from Samsung and Hyundai, as well as a 27.65% ownership in the Partnership. See “—Our Fleet”.

Our Fleet

Owned Fleet

The following table presents information about our fleet as of February 9, 2017:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	—	(1)
GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	—	(1)
GasLog Sydney	2013	155,000	Shell	TFDE	September 2018(5)	2021-2026	(1)
GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030	(2)
Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023-2025	(3)
Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	2022-2024	(3)
Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	2022-2024	(4)
Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023-2025	(4)
Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023-2025	(4)

(1)

Charterers have the option to extend the charters for two consecutive periods of three or four years each plus or minus up to 30 days. Each charter extension and the length thereof is to be nominated by charterers at least 18 months before the end of each current charter period and shall follow in direct continuation of the then preceding period. No such nominations have been made in respect of the GasLog Shanghai, which is now due to come off charter in May 2018 plus or minus 30 days and the GasLog Santiago, which is now due to come off charter in July 2018 plus or minus 30 days. The plus or minus 30-day-option must be declared no later than 90 days before the notional expiration of the final term.

(2)

Charterer may extend the term of the time charter for a period ranging from five to ten years, and the charter requires that the charterer provides us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

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

(5)

Pursuant to the agreement signed with MSL on April 21, 2015, with respect to the GasLog Sydney, whose charter was shortened by eight months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening.

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

•	our ships are of the same specifications (in groups of four, two and three ships);

•	each ship is double-hulled, which is standard in the LNG industry;

•

each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;

•	each of our ships is modern steam powered or has TFDE propulsion technology;

•	Bermuda is the flag state of each ship;

•

each of our ships has received an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

•

our fleet has an average age of 7.2 years, making it one of the youngest in the industry, compared to a current average age of 11.9 years for the global LNG carrier fleet including LNG carriers of all sizes as of December 31, 2016.

Additional Vessels

Existing Vessel Interests Purchase Options

We currently have the option to purchase the following eight LNG carriers from GasLog within 36 months after each such vessel’s acceptance by its charterer—or, in the case of the Methane Lydon Volney, which GasLog acquired from BG Group during the second quarter of 2014, 36 months after the closing of the IPO, which occurred on May 12, 2014, which option will expire in May 2017 if not extended or, in the case of the Methane Becki Anne and the Methane Julia Louise, 36 months after the completion of their acquisition by GasLog, which occurred on March 31, 2015, in each case at fair market value as determined pursuant to the omnibus agreement.

See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement—Noncompetition” for additional information on the LNG carrier purchase options.

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)
Solaris	2014	155,000	Shell	TFDE	June 2021
GasLog Greece	2016	174,000	Shell	TFDE	March 2026
GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026
GasLog Geneva	2016	174,000	Shell	TFDE	September 2023
GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023
Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020
Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024
Methane Julia Louise(2)	2010	170,000	Shell	TFDE	March 2026

(1)	Indicates the expiration of the initial fixed term.

(2)

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its then current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year charter with MSL.

Five-Year Vessel Restricted Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. In the event that GasLog acquires, operates or puts under charter a Five-Year Vessel, then GasLog will be required, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter, to notify us and offer us the opportunity to purchase such Five-Year Vessel at fair market value. The five newbuildings listed below will each qualify as a Five Year Vessel upon commencement of its charter, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five Year Vessel.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer	Propulsion(2)	Estimated Charter Expiration(3)
Hull No. 2130	Q1 2018	174,000	Shell	LP-2S	2027
Hull No. 2800	Q1 2018	174,000	Shell	LP-2S	2028
Hull No. 2801	Q1 2018	174,000	Total	LP-2S	2025
Hull No. 2131	Q1 2019	174,000	Shell	LP-2S	2029
Hull No. 2212	Q2 2019	180,000	Centrica	LP-2S	2026

(1)	Expected delivery quarters are presented.

(2)	References to “LP-2S” refer to low pressure dual-fuel two-stroke engine propulsion.

(3)	Charter expiration to be determined based upon actual date of delivery.

Rights of First Offer

In addition, under the omnibus agreement, we will have a right of first offer with regard to any proposed sale, transfer or other disposition of any LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter of five full years or more that GasLog owns, as discussed elsewhere in this annual report.

Vessel Acquisition Considerations

We are not obligated to purchase any of the vessels from GasLog described in the previous sections and, accordingly, we may not complete the purchase of any such vessels. Furthermore, our ability to purchase any additional vessels, including under the omnibus agreement from GasLog, is dependent on our ability to obtain financing to fund all or a portion of the acquisition costs of these vessels. Following the common equity raise completed on January 27, 2017 we have net proceeds of approximately $77.06 million which will be used for general partnership purposes, which may include funding future vessel acquisitions. We currently expect that this will include future acquisitions from GasLog. Our ability to acquire additional vessels from GasLog is also subject to obtaining any applicable consents of governmental authorities and other non-affiliated third parties, including the relevant lenders and charterers. Under the omnibus agreement, GasLog will be obligated to use reasonable efforts to obtain any such consents. We cannot assure you that in any particular case the necessary consent will be obtained. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business” for a discussion of the risks we face in acquiring vessels. See also “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement”.

Customers

One customer, Shell, accounted for all of our total revenues for the year ended December 31, 2016.

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

Our subsidiaries that own the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney have entered into a master time charter with MSL that establishes the general terms under which the three vessels are chartered together with a separate confirmation memorandum for each ship in order to supplement the master time charter and specify the commercial charter terms. Our subsidiaries that own the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison

Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally have entered into separate time charters for each vessel with MSL. Our subsidiary that owns the GasLog Seattle has entered into a separate time charter for the vessel with a subsidiary of Shell.

If we exercise our option to purchase any of the Solaris, the Methane Lydon Volney, the Methane Becki Anne, the Methane Julia Louise, the GasLog Greece, the GasLog Glasgow, the GasLog Geneva or the GasLog Gibraltar, or, once offered by GasLog Hull Nos. 2130, 2800 or 2131 such LNG carriers will be chartered to Shell. If we exercise our option to purchase Hull Nos. 2801 or 2212 once offered by GasLog such LNG carriers will be chartered to subsidiaries of Total or Centrica, respectively.

The following discussion describes the material terms of the time charters for our fleet.

Initial Term, Extensions and Redelivery

The initial terms of the time charters for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney began upon delivery of the ships in January 2013, March 2013 and May 2013, respectively, and were due to terminate in 2018, 2018 and 2019, as applicable with MSL having options to extend the terms of each of the charters for up to eight years at specified hire rates. In April 2015 the charter expirations were amended and the initial terms of the time charters for the GasLog Shanghai and the GasLog Santiago were each extended by four months whilst the initial term for the GasLog Sydney was shortened by eight months. If MSL does not exercise the charter extension options for the GasLog Sydney and GasLog Partners does not enter into a third-party charter for her, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening. Each charter extension and the length thereof is to be nominated by MSL at least 18 months before the end of each current charter period. With respect to the GasLog Shanghai and the GasLog Santiago no such nominations have been received within the required notice period. As a result, the Gaslog Shanghai is now due to come off charter in May 2018 plus or minus 30 days and the GasLog Santiago is due to come off charter in July 2018 plus or minus 30 days.

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

The initial terms of the time charters for the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally began upon their acquisition by GasLog on June 4, 2014, June 11, 2014 and June 25, 2014, respectively, and will terminate in 2019, 2020 and 2020, respectively. MSL has options to extend the terms of two of the time charters for a period of either three or five years beyond the initial charter expiration dates, and each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

The initial term of the time charter for the GasLog Seattle began upon delivery of the ship to GasLog in 2013 and will terminate in December 2020. Shell has two consecutive five-year extension options, which if exercised, would extend the charter for a period of either five or ten years beyond the initial charter expiration date. The charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

Our time charters provide for redelivery of the ship to us at the expiration of the term, as such term may be extended upon the charterer’s exercise of its extension options, or upon earlier termination of the charter (as described below), plus or minus 30 days. Under all of our charters, the charterer has the right to extend the term for most periods in which the ship is off-hire. Our charter contracts do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

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

Under the time charter for the GasLog Seattle, the hire rate for an initial period of up to two years, at the charterer’s option, was set at the prevailing market rate for a comparable ship, subject to a cap and a floor. Following such initial period, the hire rate is calculated based on three components—a capital cost component, an operating cost component and a ship management fee. The capital cost component is a fixed daily amount, which will increase by a specified amount during any option period. The daily amount of the operating cost component, which is intended to fully pass-through to the charterer the costs of operating the ship, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the ship. Dry-docking expenses are budgeted in advance and are reimbursed by the charterers immediately following a dry-docking. The ship management fee is a daily amount set in line with industry practice for fees charged by ship managers and is intended to compensate us for management of the ship.

The hire rates for each of our ships may be reduced if the ship does not perform to certain of its specifications or if we breach our obligations under the charter.

Off-Hire

When a ship is “off-hire”—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. Our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ship. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer’s use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), dry-docking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship’s officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems.

All ships are dry-docked at least once every five years as required by the ship’s classification society for a special survey. Ships are considered to be off-hire under our time charters during such periods.

Ship Management and Maintenance

Under our time charters, we are responsible for the technical management of our ships, including engagement and provision of qualified crews, employment of armed guards for transport in certain high-risk areas, maintaining the ship, arranging supply of stores and equipment, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements, as well as for dry-docking expenses. We provide these management services through technical management agreements with GasLog LNG Services, a wholly-owned subsidiary of GasLog. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

Termination and Cancellation

Under our existing time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the People’s Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled dry-docking for a period exceeding 90 consecutive days, or for more than 90 days, in any one-year period.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based on factors including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, in the future our ships may operate in the more volatile emerging spot market that covers short-term charters of one year or less.

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

Seagoing and Shore-Based Employees

We do not directly employ any on-shore employees, or any seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2016, GasLog employed (directly and through ship managers) approximately 1,340 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as 173 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. As a result, GasLog has historically enjoyed high retention rates. In 2016, GasLog’s retention rate was 95% for senior seagoing officers, 98% for other seagoing officers and 99% for shore staff.

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

All areas subject to surveys as defined by the classification society are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are otherwise prescribed. All ships are also required to be dry-docked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. We intend to dry-dock our ships at five-year intervals that coincide with the completion of the ship’s special surveys. We expect that the dry-docking schedule for the vessels for which we have options to acquire under the omnibus agreement will, for the foreseeable future, be the same as the schedule for our fleet.

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

The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our fleet:

Ship Name	Dry-docking and Special Survey
GasLog Shanghai	2017
GasLog Seattle	2018
GasLog Santiago	2018
GasLog Sydney	2018
Methane Alison Victoria	2020
Methane Shirley Elisabeth	2020
Methane Heather Sally	2020
Methane Rita Andrea(*)	2021
Methane Jane Elizabeth(*)	2021

(*)	The Methane Rita Andrea and the Methane Jane Elizabeth carried out their initial dry-dockings in our fleet in April 2016 and March 2016, respectively.

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

Loss of Hire Insurance/Delay Insurance

We have obtained loss of hire insurance to protect us against loss of income as a result of the ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery/war insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, for a maximum of 180 days. The number of deductible days for the ships in our fleet is 14 days per ship. In addition to the loss of hire insurance, we also place delay insurance which, like loss of hire, covers all owned vessels for time lost due to events falling under the terms of our hull and machinery insurance, plus additional protection and indemnity related incidents. The cover has a deductible of two days with a maximum of 12 days (which takes it up to the loss of hire deductible of 14 days) and the hire rate agreed as per the loss of hire insurance.

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

Safety Performance

GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. During 2016, GasLog’s fleet experienced one lost time injury, one restricted work case and no first aid cases.

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

Environmental and Other Regulation

The carriage, handling, storage and regasification of LNG are subject to extensive laws and regulations relating to the protection of the environment, health and safety and other matters. These laws and regulations include international conventions and national, state and local laws and regulations in the countries where our ships now or in the future will operate, or where our ships are registered. Compliance with these laws and regulations may entail significant expenses and may impact the resale value or useful lives of our ships. Our ships may be subject to both scheduled and unscheduled inspections by a variety of governmental, quasi-governmental and private organizations, including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other authorizations required by some of these entities could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our ships or lead to the invalidation for our insurance coverage reduction.

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

The CAA also requires states to adopt State Implementation Plans, or “SIPs”, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 0.1% sulfur. As of January 1, 2016, NOx after-treatment requirements also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or “NISA”, impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems, or “BWMS”, became effective. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first dry-docking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the “BWM Convention”. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met earlier in 2016, and the convention will become effective on September 8, 2017. While we believe that the vessels in our fleet comply with existing requirements, when these new ballast water treatment requirements are instituted, the cost of compliance could increase for ocean carriers. It is difficult to accurately predict the overall impact of such a requirement on our operations.

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

Following the completion of our follow-on equity offering in September 2014, GasLog no longer held more than 50% of the value of our equity. As a result, for tax years after 2014, we no longer qualified for the 50% Ownership Test by virtue of GasLog’s ownership of our equity, even if GasLog itself qualifies under Section 883. Moreover, we will not qualify under the Publicly-Traded Test so long as our common unitholders have the right to elect only a minority of our directors.

Therefore, we do not expect to qualify for the exemption from U.S. federal income tax under Section 883 during the 2017 tax year, unless our general partner exercises the “GasLog option” described below. For 2016, the U.S. source gross transportation tax was $0.06 million.

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

Other Jurisdictions and Additional Information

For additional information regarding the taxation of our subsidiaries, see Note 20 to our audited consolidated financial statements included elsewhere in this annual report.

C. Organizational Structure

GasLog Partners is a publicly traded limited partnership formed in the Marshall Islands on January 23, 2014. The diagram below depicts our simplified organizational and ownership structure as of February 9, 2017.

GasLog Ltd.
(NYSE: GLOG)
162,358 Common Units
9,822,358 Subordinated Units
100% Membership Interest
25.65% Limited Partner Interest
Incentive Distribution Rights
100% Interest
GasLog LNG Services Ltd.
GasLog Partners GP LLC
778,464 General Partner Units
Public Unitholders
28,160,000000
2.0% General Partner Interest
72.35% Limited Partner Interest
GasLog Partners LP
(NYSE: GLOP)
(the Partnership)
(the Issuer)
100% Interest
GasLog Partners Holdings LLC
100% Interest
100% Interest
GAS-three Ltd.
(GasLog Shanghai)
GAS-four Ltd.
(GasLog Santiago)
GAS-five Ltd.
(GasLog Sydney)
GAS-seven Ltd.
(GasLog Seattle)
GAS-sixteen Ltd.
(Methane Rita Andrea)
GAS-seventeen Ltd.
(Methane Jane Elizabeth)
GAS-nineteen Ltd.
(Methane Alison Victoria)
GAS-twenty Ltd.
(Methane Shirley Elisabeth)
GAS-twenty one Ltd.
(Methane Heather Sally)

As of February 9, 2017, we have ten subsidiaries, one is incorporated in the Marshall Islands and nine are incorporated in Bermuda. Of our subsidiaries, nine own vessels in our fleet. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

Prior to the closing of the IPO, we did not own any vessels. Our IFRS Common Control Reported Results represent the results of GasLog Partners as an entity under the common control of GasLog. The following discussion assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014, the transfer of three vessels from GasLog to the Partnership in July 2015 and the transfer of one additional vessel from GasLog to the Partnership in November 2016 were each accounted for as a reorganization of entities under common control under IFRS. Accordingly, the annual consolidated financial statements and the accompanying discussion under “Results of Operations” include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog.

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

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of nine LNG carriers, which have charter terms expiring through 2020, were contributed to us by, or acquired from, GasLog, which controls us through its ownership of our general partner.

Our fleet consists of nine LNG carriers, including four vessels with modern TFDE propulsion technology and five Steam vessels that operate under long-term charters with Shell. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

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

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•

The size of our fleet continues to change. Our historical results of operations, as reported under common control accounting, reflect changes in the size and composition of our fleet due to certain vessel deliveries. For example, each of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Seattle were delivered from the shipyard during 2013, and the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally were acquired by GasLog during 2014, and did not have any historical operations in GasLog prior to that time. In addition, pursuant to the omnibus agreement, (i) we have the option to purchase from GasLog eight additional LNG carriers at fair market value as determined in accordance with the provisions of the omnibus agreement, and (ii) GasLog will be required to offer to us for purchase at fair market value, as determined in accordance with the omnibus agreement, any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation that GasLog owns or acquires if charters are secured with committed terms of five full years or more. Furthermore, we may grow through the acquisition in the future of other vessels as part of our growth strategy.

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

•

Our historical results of operations reflect costs that are not necessarily indicative of future administrative costs. The aggregate fees and expenses payable for services under the administrative services agreement, commercial management agreements and ship management agreements for the year ended December 31, 2016 were $4.80 million, $2.94 million and $4.51 million, respectively. As these amounts represent fees and expenses relating to the GasLog Seattle only since its acquisition from GasLog in November 2016, and as our board approved an increase in the service fee payable to GasLog under the terms of the administrative services agreement in November 2016, the fees and expenses payable pursuant to these agreements will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2016. Additionally, these fees and expenses will be payable without regard to our business, results of operations and financial condition. For a description of the administrative services agreement, commercial management agreements and ship management agreements, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”.

Known Trends

As referenced in the Risk Factors above, global crude oil prices have been depressed since 2014. This has in turn applied downward pressure on natural gas prices and led to a narrowing of the gap in pricing in different geographic regions, which has adversely affected the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future.

In the shorter-term shipping market in the fourth quarter 2016, brokers reported that spot rates in the Atlantic Basin increased to approximately $45,000 per day, with one end of year fixture reported above $50,000. The catalyst was greater ton-mile demand with many cargoes going from the U.S. to Asia through the Panama Canal. Spot charter terms have also improved with round trip economics now seen on some short term voyages. In the Pacific Basin, reported rates were lower at around $38,000 per day than the Atlantic, largely due to the greater availability of vessels during the period.

In the longer term, there remain uncertainties in the legacy of several years of low oil prices: oil may undermine natural gas as a fuel for power generation, although natural gas may in turn become more attractive than coal, nuclear and renewables. Amidst this uncertainty, some production companies have announced delays or cancellations of previously-announced LNG projects that, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years. And although there is broad market consensus that LNG ship demand is expected to outstrip ship supply over the next few years, delays to start up or unexpected downtime of LNG supply projects may reduce demand and increase supply. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future time charters at attractive rates and durations upon expiration or early termination of our current charter arrangements, for any ships for which we have not yet secured charters or for any new ships we acquire, which could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Our ships are currently all under multi-year contracts, three of which expire during 2018 unless the charterer exercises its extension option. For the three ships concerned the charterer has the option to extend the charters for two consecutive periods of three or four years each plus or minus up to 30 days. Each charter extension and the length thereof is to be nominated by charterers at least 18 months before the end of each current charter period. No such nominations have been made in respect of the GasLog Shanghai, which is now due to come off charter in May 2018 plus or minus 30 days and the GasLog Santiago, which is now due to come off charter in July 2018 plus or minus 30 days. Depending on prevailing LNG charter market conditions, we may have difficulty in securing renewed or new charters at attractive rates and durations on the ships when such multi-year charters expire. Such a failure could adversely affect our future liquidity, results of operations and cash flows, including cash available for distribution to unitholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants we are required to comply with are based. However, in 2017, we expect projects coming onstream will add approximately 25 million tonnes (annualized, mtpa) of new liquefaction capacity in both Australia and the U.S., and a further ~100 mtpa from 2018 to 2020. Although much of the shipping required to transport this additional volume has been contracted and is currently under construction, encouraging levels of tendering activity is being noted and we continue to see a future shortfall of vessels that will be required for the Australian and U.S. projects that have taken final investment decision.

A. Operating Results

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•

the number and availability of our LNG carriers and the other thirteen GasLog LNG carriers that are or that we expect will be in the future subject to charters with committed terms of five full years or more upon delivery, and our ability to acquire any of GasLog’s other existing or future LNG carriers with cargo capacities greater than 75,000 cbm engaged in oceangoing LNG transportation, to the extent that charters are secured on these vessels with committed terms of five full years or more;

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

Principal Components of Revenues and Expenses

Revenues

Our revenues are driven primarily by the number of LNG carriers in our fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships, as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of some of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under such time charters through an annual escalation of the operating cost component of the daily hire rate. We believe these adjustment provisions can provide substantial protection against significant cost increases. See “Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters—Hire Rate Provisions” for a more detailed discussion of the hire rate provisions of our charter contracts.

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

Vessel Operating Costs

We are generally responsible for ship operating expenses, which include costs for crewing, insurance, repairs, modifications and maintenance, lubricants, spare parts and consumable stores and other miscellaneous expenses, as well as the associated cost of providing these items and services. However, as described above, the hire rate provisions of our time charters are intended to reflect the operating costs borne by us. The charters on four vessels in our fleet contain provisions that are designed to reduce our exposure to increases in operating costs, including review provisions and cost pass-through provisions. Ship operating expenses are recognized as expenses when incurred.

Voyage Expenses and Commissions

Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions. Commissions are recognized as expenses on a pro rata basis over the duration of the period of the time charter.

Depreciation

We depreciate the cost of our ships on the basis of two components: a vessel component and a dry-docking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT, which represents our estimate of the market value of the ship at the end of its useful life.

We must periodically dry-dock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our ships are required to be dry-docked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the dry-docking component of the cost of the ship, which represents the estimated cost of the ship’s first dry-docking based on our historical experience with similar types of ships. The dry-docking component of the ship’s cost is depreciated over five years, in the case of new ships, and until the next dry-docking for secondhand ships, unless the Partnership determines to dry-dock the ships at an earlier date. In the event a ship is dry-docked at an earlier date, the unamortized dry-docking component is written-off immediately.

General and Administrative Expenses

General and administrative expenses consist primarily of legal and other professional fees, board of directors’ fees, share-based compensation expense, directors’ and officers’ liability insurance, travel and accommodation expenses, commercial management fees and administrative fees payable to GasLog.

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

Gain/(Loss) on Interest Rate Swaps

Any gain or loss derived from the fair value of the interest rate swaps at their inception, the ineffective portion of changes in the fair value of the interest rate swaps that meet hedge accounting criteria and net interest on interest rate swaps held for trading, the movement in the fair value of the interest rate swaps that have not been designated as hedges and the amortization of the cumulative unrealized loss for the interest rate swaps that hedge accounting was discontinued are presented as gain or loss on interest rate swaps in our consolidated statements of profit or loss.

Results of Operations

Our results set forth below are derived from the annual consolidated financial statements of the Partnership. Prior to the closing of our IPO, we did not own any vessels. The presentation assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014, the transfer of three vessels from GasLog to the Partnership in July 2015 and the transfer of one additional vessel from GasLog to the Partnership in November 2016 were each accounted for as a reorganization of entities under common control under IFRS. The consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog. For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results.

Four of our LNG carriers, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Seattle were delivered and immediately commenced their time charters in January, March, May and December 2013, respectively. In addition, the Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters upon their acquisition by GasLog in April 2014. Finally, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally commenced their time charters upon their acquisition by GasLog in June 2014.

The Partnership’s historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Certain numerical figures included in the below tables have been rounded. Discrepencies in tables between totals and the sums of the amounts listed may occur due to such rounding.

Year ended December 31, 2015 compared to the year ended December 31, 2016

	IFRS Common Control Reported Results
	2015	2016	Change
	Restated(1)
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	224,190	228,737	4,547
Vessel operating costs	(47,740)	(48,010)	(270)
Voyage expenses and commissions	(2,979)	(3,125)	(146)
Depreciation	(49,971)	(50,014)	(43)
General and administrative expenses.	(11,524)	(11,712)	(188)

Profit from operations	111,976	115,876	3,900

Financial costs	(31,212)	(36,202)	(4,990)
Financial income	29	180	151
Loss on interest rate swaps	(3,144)	(2,513)	631

Profit for the year	77,649	77,341	(308)

Profit attributable to Partnership’s operations	65,040	77,270	12,230

(1)

Restated so as to reflect the historical financial results of GAS-seven Ltd. acquired on November 1, 2016 from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

During the year ended December 31, 2015, we had an average of 9.0 vessels operating in our owned fleet having 3,220 operating days while during the year ended December 31, 2016, we had an average of 9.0 vessels operating in our owned fleet having 3,249 operating days.

Revenues: Revenues increased by $4.55 million, or 2.03%, from $224.19 million for the year ended December 31, 2015, to $228.74 million for the year ended December 31, 2016. The increase is mainly attributable to an increase of $1.57 million due to the reduced off-hire days from scheduled dry-dockings (during the year ended December 31, 2015 three vessels underwent dry-docking versus two vessels during the year ended December 31, 2016), the increase of the average daily hire rate from $69,624 for the year ended December 31, 2015 to $70,402 for the year ended December 31, 2016 and an increase of $0.60 million due to one additional calendar day during the year ended December 31, 2016.

Vessel Operating Costs: Vessel operating costs increased by $0.27 million, or 0.57%, from $47.74 million for the year ended December 31, 2015, to $48.01 million for the year ended December 31, 2016. The increase is mainly attributable to an increase of $2.00 million in technical expenses related to new technical equipment, various scheduled repairs and technical certifications, partially offset by a decrease of $0.81 million mainly in vessel’s tax, a decrease of $0.42 million in crew social contributions, a decrease of $0.41 million in insurance expenses achieved by the negotiation of more favorable terms in the renewal of the vessels’ insurance contracts and a net decrease of $0.09 million in all other expenses. Daily operating cost per vessel marginally increased from $14,533 per day during the year ended December 31, 2015 to $14,575 per day during the year ended December 31, 2016.

Voyage expenses and commissions: Voyage expenses and commissions increased by $0.15 million, or 5.03%, from $2.98 million for the year ended December 31, 2015, to $3.13 million for the year ended December 31, 2016. The increase is mainly attributable to the increased operating days in the year ended December 31, 2016.

Depreciation: Depreciation increased marginally by $0.04 million, or 0.08%, from $49.97 million for the year ended December 31, 2015, to $50.01 million for the year ended December 31, 2016.

General and Administrative Expenses: General and administrative expenses increased by $0.19 million, or 1.65%, from $11.52 million for the year ended December 31, 2015, to $11.71 million for the year ended December 31, 2016. The increase is mainly attributable to an increase in administrative expenses of $0.98 million for services under the administrative services agreement with GasLog related to the three vessels acquired from GasLog in July 2015 and the GasLog Seattle acquired from GasLog in November 2016 and an increase of $0.27 million in the non-cash expense recognized in respect of the share-based compensation, partially offset by a decrease of $0.94 million in legal and professional fees mainly due to consultancy fees charged in 2015, a decrease of $0.10 million in board of directors’ fees and a decrease of $0.02 million in all other expenses.

Financial Costs: Financial costs increased by $4.99 million, or 15.99%, from $31.21 million for the year ended December 31, 2015, to $36.20 million for the year ended December 31, 2016. The increase is mainly attributable to the increase in amortization of loan fees of $3.07 million, mainly driven by a write-off of $2.43 million of unamortized loan fees associated with the GasLog Seattle credit facility that was refinanced in July 2016, the $1.22 million increase in interest expenses on loans, the increase in commitment fees of $0.61 million mainly for the revolving credit facility with GasLog and the increase in other financial expenses of $0.09 million. During the year ended December 31, 2015, we had an average of $922.30 million of outstanding indebtedness, with a weighted average interest rate of 2.92%, compared to an average of $850.44 million of outstanding indebtedness with a weighted average interest rate of 3.30% during the year ended December 31, 2016.

Loss on Interest Rate Swaps: Loss on interest rate swaps decreased by $0.63 million, or 20.06%, from $3.14 million for the year ended December 31, 2015, to $2.51 million for the year ended December 31, 2016. The decrease is mainly attributable to a decrease in loss of $1.75 million from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss and a decrease in realized loss from interest rate swaps held for trading of $0.82 million, which was partially offset by an increase of $1.93 million in recycled loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps terminated in July 2016.

Profit for the Year: Profit for the year decreased by $0.31 million, or 0.40% from $77.65 million for the year ended December 31, 2015, to $77.34 million for the year ended December 31, 2016, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership for the year increased by $12.23 million, or 18.80% from $65.04 million for the year ended December 31, 2015, to $77.27 million for the year ended December 31, 2016. The increase is mainly attributable to the increase in operating days (2,377 operating days in the year ended December 31, 2015 as compared to 2,944 operating days in the year ended December 31, 2016) and the unrealized gain on interest rate swaps.

Specifically, the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on July 1, 2015 and the acquisition of the GasLog Seattle on November 1, 2016 resulted in an increase in profit from operations by $21.21 million. In addition, the profit attributable to the Partnership was further affected by (a) a decrease in revenues of $2.58 million mainly due to the off-hire days from the scheduled dry-docking of two of our vessels, partially offset by the one additional calendar day during the year ended December 31, 2016, (b) an increase in vessel operating expenses of $1.29 million deriving mainly from scheduled repairs and technical specifications during the dry-docking of two of our vessels, (c) an increase in financial costs including realized loss on interest rate swaps of $8.95 million due to the outstanding debt of the GasLog Seattle after its dropdown to the Partnership and (d) an increase of $4.17 million in unrealized gain on interest rate swaps signed in November 2016.

The above discussion of revenues, operating expenses, financial costs and gain on interest rate swaps attributable to the Partnership are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. See “Item 3. Key Information—A. Selected Financial Data—A.2. Partnership Performance Results” for further discussion of these “Partnership Performance Results” and a reconciliation to the most directly comparable IFRS reported results (the “IFRS Common Control Reported Results”).

Year ended December 31, 2014 compared to the year ended December 31, 2015

	IFRS Common Control Reported Results
	2014	2015	Change
	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	184,222	224,190	39,968
Vessel operating costs	(35,731)	(47,740)	(12,009)
Voyage expenses and commissions	(2,368)	(2,979)	(611)
Depreciation	(39,569)	(49,971)	(10,402)
General and administrative expenses.	(6,932)	(11,524)	(4,592)

Profit from operations	99,622	111,976	12,354

Financial costs	(37,725)	(31,212)	6,513
Financial income	49	29	(20)
Loss on interest rate swaps	(12,903)	(3,144)	9,759

Profit for the year	49,043	77,649	28,606

Profit attributable to Partnership’s operations	14,544	65,040	50,496

(1)

Restated so as to reflect the historical financial results of GAS-seven Ltd. acquired on November 1, 2016 from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

During the year ended December 31, 2014, we had an average of 7.1 vessels operating in our owned fleet having 2,586 operating days while during the year ended December 31, 2015, we had an average of 9.0 vessels operating in our owned fleet having 3,220 operating days.

Revenues: Revenues increased by $39.97 million, or 21.70%, from $184.22 million for the year ended December 31, 2014, to $224.19 million for the year ended December 31, 2015. The increase is mainly attributable to the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth on April 10, 2014, and the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on June 4, 2014, June 11, 2014 and June 25, 2014, respectively, and the commencement of their charter party agreements. These deliveries resulted in an increase in operating days. In addition, the vessels delivered during 2014 were generating revenue for the full year in 2015 as compared to 2014. The increase in revenues was partially offset by a decrease of $4.38 million caused mainly by the off-hire days due to the dry-dockings of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally. The average daily hire rate for the year ended December 31, 2014 was $71,238 as compared to $69,624 for the year ended December 31, 2015.

Vessel Operating Costs: Vessel operating costs increased by $12.01 million, or 33.61%, from $35.73 million for the year ended December 31, 2014, to $47.74 million for the year ended December 31, 2015. The increase is mainly attributable to the increased operating days in the year ended December 31, 2015 and the increased average daily operating cost per vessel from $13,769 per day in 2014 to $14,533 per day in 2015, reflecting increased technical maintenance expenses due to planned underwater inspections and maintenance of the main engines for three of our vessels and other repairs that were undertaken during the dry-docking of the three vessels acquired from GasLog in 2015, partially offset by the decrease in crew wages denominated in euros due to the decrease in the average USD/EUR exchange rate between the two periods.

Voyage expenses and commissions: Voyage expenses and commissions increased by $0.61 million, or 25.74%, from $2.37 million for the year ended December 31, 2014, to $2.98 million for the year ended December 31, 2015. The increase is mainly attributable to the increased operating days in the year ended December 31, 2015.

Depreciation: Depreciation increased by $10.40 million, or 26.28%, from $39.57 million for the year ended December 31, 2014, to $49.97 million for the year ended December 31, 2015. The increase is mainly attributable to the deliveries of the Methane Rita Andrea and the Methane Jane

Elizabeth delivered in April 2014 and the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally delivered in June 2014 and the fact that depreciation charges for that period commenced from each vessel’s delivery date to December 31, 2014, compared to the year ended December 31, 2015 where the vessels were in operation for the entire year.

General and Administrative Expenses: General and administrative expenses increased by $4.59 million, or 66.23%, from $6.93 million for the year ended December 31, 2014, to $11.52 million for the year ended December 31, 2015. The increase is mainly attributable to an increase in administrative expenses of $2.40 million for services under the administrative services agreement with GasLog, which went into effect on May 12, 2014, the closing date of our IPO, an increase of $0.94 million in legal and professional fees related to the requirements of being a public company, an increase in commercial management fees of $0.49 million related to the acquisition of the five vessels, an increase of board of directors’ fees of $0.42 million, an increase of $0.21 million in the non-cash expense recognized in respect of share-based compensation, an increase in directors and officers’ liability insurance of $0.09 million and an increase in all other expenses of $0.04 million.

Financial Costs: Financial costs decreased by $6.52 million, or 17.28%, from $37.73 million for the year ended December 31, 2014, to $31.21 million for the year ended December 31, 2015. The decrease is mainly attributable to a $9.02 million write-off of the unamortized fees in connection with the repayment of the then existing debt facilities in 2014 and termination fees for the aforementioned debt of $1.23 million, which was partially offset by an increase in interest expense by $3.89 million. During the year ended December 31, 2014, we had an average of $805.87 million of outstanding indebtedness, having an aggregate weighted average interest rate of 2.87%, compared to an average of $922.30 million of outstanding indebtedness with a weighted average interest rate of 2.92% during the year ended December 31, 2015.

Loss on Interest Rate Swaps: Loss on interest rate swaps decreased by $9.76 million, or 75.66% from $12.90 million for the year ended December 31, 2014, to $3.14 million for the year ended December 31, 2015. The decrease is mainly attributable to a $5.49 million decrease in recycled loss of cash flow hedges reclassified to profit or loss resulting mainly from the termination of the Partnership’s swap contracts in 2014, a decrease of $2.16 million in realized loss on interest rate swaps held for trading and a $2.13 million decrease in loss from the mark-to-market valuation of the interest rate swaps which are carried at fair value through profit or loss.

Profit for the Year: Profit for the year increased by $28.61 million, or 58.34%, from $49.04 million for the year ended December 31, 2014, to $77.65 million for the year ended December 31, 2015, as a result of the aforementioned factors.

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

Customers

We currently derive all of our revenues from subsidiaries of Shell.

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

On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements (the “Five Vessel Refinancing”) to refinance debt maturities that were scheduled to become due in 2016 and 2017. The Five Vessel Refinancing are comprised of a five-year senior tranche facility of up to $396.50 million and a two-year bullet junior tranche of up to $180.0 million. The vessels covered by the Five Vessel Refinancing are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne.

On April 5, 2016, $216.86 million and $89.87 million under the senior and junior tranche, respectively, of the Five Vessel Refinancing were drawn by the Partnership to refinance $305.50 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. The remaining principal amounts drawn under the senior tranche facility shall be repaid in 18 quarterly equal installments of $4.52 million and a balloon payment of $126.50 million together with the final quarterly installment. The amounts drawn under the junior tranche facility shall be repaid in full 24 months after the drawdown date. Amounts drawn bear interest at LIBOR plus a margin (variable margin for the junior tranche).

On August 5, 2016, GasLog Partners completed an equity offering of 2,750,000 common units and issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest at a public offering price of $19.50 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $53.39 million and were used to finance the acquisition from GasLog of 100% of the ownership interests in GAS-seven Ltd., the entity which owns the 155,000 cbm LNG carrier GasLog Seattle, which was acquired on November 1, 2016 for an aggregate purchase price of $189.0 million, including $1.0 million of positive net working capital.

Following the acquisition of GAS-seven Ltd., the Partnership assumed $122.29 million which was drawn on July 25, 2016 (“Assumed Term and Revolving Facilities”) to refinance the existing indebtedness of $124.0 million of GAS-seven Ltd. The balance outstanding as of December 31, 2016 is $122.29 million and shall be repaid in ten semi-annual installments of $3.75 million and a balloon payment of $84.75 million due together with the last installment in July 2021, while the revolving credit facility available amounts can be drawn at any time until December 31, 2020. Amounts drawn bear interest at LIBOR plus a margin.

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units and issued 76,531 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest at a public offering price of $20.50 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $77.06 million. The Partnership plans to use the net proceeds from the public offering for general partnership purposes, which may include future acquisitions, debt repayment, capital expenditures and additions to working capital.

As of December 31, 2016, we had $50.46 million of cash and cash equivalents.

As of December 31, 2016, we had an aggregate of $813.75 million of indebtedness outstanding under our credit facilities. The Partnership’s revolving credit facility with GasLog was repaid on December 30, 2016. An amount of $45.12 million of outstanding debt is repayable within one year.

In November 2016, the Partnership entered into three interest rate swap agreements with GasLog at a notional value of $390.0 million in aggregate, maturing between 2020 and 2022. As of December 31, 2016, the Partnership has hedged 47.27% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.63% (excluding margin).

Working Capital Position

As of December 31, 2016, our current assets totaled $62.37 million while current liabilities totaled $77.96 million, resulting in a negative working capital position of $15.59 million. Current liabilities include $17.42 million of time charter hires received in advance that are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Year ended December 31, 2015 compared to the year ended December 31, 2016

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2015	2016
	Restated(1)
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$125,933	$144,060
Net cash provided by/(used in) investing activities	14,421	(6,617)
Net cash used in financing activities.	(128,306)	(149,662)

(1)

Restated so as to reflect the historical financial results of GAS-seven Ltd. acquired on November 1, 2016 from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

Net Cash Provided by Operating Activities:

Net cash provided by operating activities increased by $18.13 million, from $125.93 million in the year ended December 31, 2015, to $144.06 million in the year ended December 31, 2016. The increase of $18.13 million is mainly attributable to a decrease of $11.47 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $5.59 million in revenue collections, a decrease of $0.82 million in net interest payments relating to interest rate swaps held for trading and a decrease of $0.25 million in cash paid for interest.

Net Cash Provided by/(Used in) Investing Activities:

Net cash provided by investing activities decreased by $21.04 million, from net cash provided by investing activities of $14.42 million in the year ended December 31, 2015, to net cash used in investing activities of $6.62 million in the year ended December 31, 2016. The decrease of $21.04 million is mainly attributable to a decrease in net cash from short-term investments of $23.20 million, which was partially offset by a decrease of $2.02 million in payments for vessels.

Net Cash Used in Financing Activities:

Net cash used in financing activities increased by $21.35 million, from $128.31 million in the year ended December 31, 2015, to $149.66 million in the year ended December 31, 2016. The increase of $21.35 million is attributable to an increase of $422.83 million in bank loan repayments, a decrease of $122.06 million in net public offering proceeds, an increase in distributions of $14.38 million, an increase of $6.36 million in payments of loan issuance costs and net payments of $4.93 million related to the termination of our interest rate swap agreements. The above movements were partially offset by the proceeds from borrowings of $439.03 million, the decrease of $104.49 million in cash remittance to GasLog in exchange for contribution of net assets, a decrease of $4.68 million in amounts due to shareholders and a decrease of $1.01 million in payments of dividends due prior to vessels’ drop-down to GasLog Partners.

Year ended December 31, 2014 compared to the year ended December 31, 2015

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2014	2015
	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$128,062	$125,933
Net cash (used in)/provided by investing activities	(809,336)	14,421
Net cash provided by/(used in) financing activities.	711,785	(128,306)

(1)

Restated so as to reflect the historical financial results of GAS-seven Ltd. acquired on November 1, 2016 from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

Net Cash Provided by Operating Activities:

Net cash provided by operating activities decreased by $2.13 million, from $128.06 million in the year ended December 31, 2014, to $125.93 million in the year ended December 31, 2015. The decrease of $2.13 million was due to an increase of $33.82 million in payments for general and administrative expenses, operating expenses and inventories, which was partially offset by an increase of $27.26 million in revenue collections, a decrease of $2.27 million in cash paid for interest and a $2.16 million decrease in net interest payments relating to interest rate swaps held for trading.

Net Cash (Used in)/Provided by Investing Activities:

Net cash provided by investing activities increased by $823.76 million, from net cash used in investing activities of $809.34 million in the year ended December 31, 2014, to net cash provided by investing activities of $14.42 million in the year ended December 31, 2015. The increase of $823.76 million is mainly attributable to a decrease of net cash used in payments for vessels of $781.86 million and an increase in net cash from short-term investments of $41.90 million.

Net Cash Provided by/(Used in) Financing Activities:

Net cash provided by financing activities decreased by $840.10 million, from net cash provided by financing activities of $711.79 million in the year ended December 31, 2014, to net cash used in financing activities of $128.31 million in the year ended December 31, 2015. The decrease of $840.10 million is mainly attributable to proceeds from borrowings of $1,022.50 million in the year ended December 31, 2014, capital contributions received of $232.56 million in 2014, decreased net public offering proceeds of $146.54 million, an increase in distributions of $37.82 million, which was partially offset by a decrease of $554.40 million in bank loan repayments, a decrease of $11.27 million in cash remittance to GasLog in exchange for contribution of net assets, a decrease of $13.73 million in payments of loan issuance costs, a decrease of $0.99 million in payments of dividends due to GasLog prior to vessels’ drop-down to the Partnership and a decrease of $18.95 million in repayments of advances from shareholders before the respective vessels’ drop-down to the Partnership.

Borrowing Activities

Credit Facilities

Below is a summary of certain provisions of the Partnership’s credit facilities outstanding as of December 31, 2016:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
Facility Agreement dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, and the financial institutions party thereto, or the “Partnership Facility”	Citibank, N.A., London Branch, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (publ), BNP Paribas	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea), GAS-seventeen Ltd. (Methane Jane Elizabeth)	$405.0 million	LIBOR + applicable margin	2019	12 consecutive quarterly installments of $5.625 million and a balloon payment of $337.5 million together with the final quarterly payment

Sponsor Credit Facility	GasLog Ltd.	GasLog Partners LP	$0 million	Fixed interest rate	2017

Revolving facility of $30.0 million available in minimum amounts of $2.0 million which are repayable within a period of six months after the respective drawdown date, subject to automatic renewal if not repaid

Five Vessel Refinancing	ABN Amro Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited.	GAS-nineteen Ltd. (Methane Alison Victoria) GAS-twenty Ltd. (Methane Shirley Elisabeth) GAS- twenty one Ltd. (Methane Heather Sally)	Senior Tranche: $207.82 million Junior Tranche: $89.87 million	LIBOR + applicable margin	2021

Senior Tranche: 18 consecutive quarterly installments of $4.52 million and a balloon payment of $126.50 million together with the final quarterly installment.
Junior Tranche: Balloon payment of $89.87 million due in April 2018 without intermediate payments.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
Assumed Term and Revolving Facilities	Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Ensklida AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, The Korea Development Bank and DVB Bank America N.V.	GAS-seven Ltd. (GasLog Seattle)	Term Loan: $122.29 million Revolving Loan: $0 million	LIBOR + applicable margin	2021

Term Loan: 10 semi-annual installments of $3.755 million and a balloon payment of $84.75 million due together with the last installment in July 2021.
Revolving Facility: $12.87 million, currently undrawn, can be drawn on a fully revolving basis in minimum amounts of $5.00 million until 6 months prior to the maturity date in July 2021.

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

Our Partnership Facility also imposes specified financial covenants that apply to us and our subsidiaries on a consolidated basis. These financial covenants include the following:

•	the aggregate amount of all unencumbered cash and cash equivalents must be no less than the higher of 3.0% of total indebtedness or $15.0 million;

•	our total indebtedness divided by our total capitalization must not exceed 60.0%;

•	the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110.0%; and

•	we are permitted to declare or pay any dividends or distributions subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

Our Partnership Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy, as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration. In addition, the Partnership Facility contains covenants requiring that the aggregate fair market value of the vessels securing the facility remains above 120.0% of the aggregate amount outstanding under the facility. In the event that the value of the vessels falls below the threshold, we could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact our liquidity. Compliance with the financial covenants is required on a semi-annual basis.

Revolving Credit Facility with GasLog

Following the IPO, we entered into a $30.0 million revolving credit facility with GasLog, which has no outstanding balance as of December 31, 2016 ($15.0 million as of December 31, 2015), to be used for general partnership purposes. The facility agreement is unsecured and provides for an availability period of 36 months and bore interest at a rate of 5.0% per annum, with no commitment fee for the first year. Currently, the interest stands at 6.0% per annum, with an annual 2.40% commitment fee on the undrawn balance. The revolving credit facility with GasLog matures in May 2017. The Sponsor Credit Facility contains covenants that require us to, among other things:

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

Five Vessel Refinancing

On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The vessels covered by the Five Vessel Refinancing are the Partnership-owned Methane Alison

Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne.

The Five Vessel Refinancing are secured as follows:

•	first and second priority mortgages over the vessels owned by the respective borrowers;

•

guarantee from GasLog, guarantees up to the value of the commitments relating to the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally from us and GasLog Partners Holdings and a guarantee from GasLog Carriers for up to the value of the commitments on the remaining vessels;

•	a share charge over the share capital of the respective borrowers; and

•	first and second priority assignment of all earnings and insurance related to the vessels owned by the respective borrower.

The Five Vessel Refinancing impose certain operating and financial restrictions on the Partnership and GasLog. These restrictions generally limit the Partnership’s and GasLog’s collective subsidiaries’ ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, the Partnership or any of its affiliates;

•	sell or otherwise dispose of assets, including ships;

•	engage in merger transactions;

•	enter into, terminate or amend any charter;

•	amend shipbuilding contracts;

•	change the manager of ships, or;

•	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The GasLog and the Partnership’s guarantees to the Five Vessel Refinancing impose specified financial covenants that apply to the Partnership and GasLog and its subsidiaries on a consolidated basis.

The financial covenants that apply to the Partnership include the following:

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15.0 million;

•	total indebtedness divided by total assets must be less than 60.0%;

•	the ratio of EBITDA over debt service obligations as defined in the Partnership’s guarantees (including interest and debt repayments) on a trailing 12 months’ basis must be not less than 110.0%; and

•

the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The financial covenants that apply to GasLog and its subsidiaries on a consolidated basis include the following:

•	net working capital (excluding the current portion of long-term debt) must be not less than $0;

•	total indebtedness divided by total assets must not exceed 75.0%;

•	the ratio of EBITDA over debt service obligations as defined in the GasLog guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50.0 million after the first drawdown;

•

GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and;

•	GasLog’s market value adjusted net worth must at all times be not less than $350.0 million;

The Five Vessel Refinancing also impose certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership’s and GasLog’s ability to make any substantial change in the nature of the Partnership’s or GasLog’s business or to engage in transactions that would constitute a change of control, as defined in the Five Vessel Refinancing, without repaying all of the Partnership’s and GasLog’s indebtedness under the Five Vessel Refinancing in full.

The Five Vessel Refinancing contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, they contain covenants requiring the Partnership, GasLog and certain of their subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at not less than 115.0% until the maturity of the junior tranche, and 120.0% at any time thereafter, of the then outstanding amount under the applicable facility and any related swap exposure. If the Partnership and GasLog fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

Assumed Term and Revolving Facilities

Following the acquisition of GAS-seven Ltd., on November 1, 2016, the Partnership assumed $122.29 million of outstanding indebtedness of the acquired entity.

On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1,050.0 million (the “Legacy Facility Refinancing”) with a number of international banks, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea.

The credit agreement is secured as follows:

•	first priority mortgages over the ships owned by the respective borrowers;

•

guarantee from GasLog, guarantees up to the value of the commitments relating to the GasLog Seattle from us and GasLog Partners Holdings and a guarantee from GasLog Carriers for up to the value of the commitment on the remaining vessels;

•	a share security over the share capital of each of the respective borrowers; and

•	a first priority assignment of all earnings, excluding the vessels participating in The Cool Pool Limited, and insurance related to the ships owned by the respective borrowers.

The Legacy Facility Refinancing imposes certain operating and financial restrictions on GasLog. These restrictions generally limit GasLog’s ability to, among other things:

•	incur additional indebtedness, create liens or provide guarantees;

•	provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with any of GasLog’s affiliates;

•	sell or otherwise dispose of assets, including ships;

•	engage in merger transactions;

•	enter into, terminate or amend any charter;

•	amend shipbuilding contracts;

•	change the manager of ships, or;

•	acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The Legacy Facility Refinancing also imposes specified financial covenants that apply to GasLog and its subsidiaries on a consolidated basis.

•	net working capital (excluding the current portion of long-term debt) must be not less than $0;

•	total indebtedness divided by total assets must not exceed 75.0%;

•	the ratio of EBITDA over debt service obligations as defined in the Legacy Facility Refinancing (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

•	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50.0 million after the first drawdown;

•

GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and;

•	GasLog’s market value adjusted net worth must at all times be not less than $350.0 million;

The Legacy Facility Refinancing also imposes certain customary restrictions relating to GasLog and its subsidiaries, including restrictions that limit GasLog’s ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the Legacy Facility Refinancing, without repaying all of GasLog’s indebtedness under the Legacy Facility Refinancing in full.

The Legacy Facility Refinancing contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, it contains covenants requiring GasLog to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessels and (ii) the market value of any additional security provided to the lenders at any time at not less than 120.0% of the then outstanding amount plus any undrawn amounts under the applicable facilities. If GasLog fails to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

Contracted Chartered Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of December 31, 2016:

	Contracted Charter Revenues and Days from Time Charters For the years
	2017	2018	2019	2020	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$229.77	$189.42	$139.95	$62.77	$621.91
Total contracted days(1)	3,255	2,729	2,081	909	8,974
Total available days(5)	3,255	3,195	3,285	3,204	12,939
Total unfixed days(6)	—	466	1,204	2,295	3,965
Percentage of total contracted days/total available days	100%	85.41%	63.35%	28.37%	69.36%

(1)	Reflects time charter revenues and contracted days for the nine LNG carriers in our fleet.

(2)

Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking.

(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.

(4)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of December 31, 2016 for the nine LNG carriers in our fleet. The table reflects only our contracted charter revenues, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see “Item 3. Key Information—D. Risk Factors”. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures

As of December 31, 2016, there are no commitments for capital expenditures related to our fleet. In the event we decide to exercise our options to purchase additional ships from GasLog, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

Critical Accounting Policies

The preparation of the consolidated financial statements in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. The Partnership’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. For a description of all our principal accounting policies, see Note 2 to our annual consolidated financial statements included elsewhere in this annual report.

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

Vessel Lives and Residual Value

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

Management estimates residual value of its vessels to be equal to the product of its LWT and an estimated scrap rate per LWT. Effective December 31, 2016, following management’s annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate is expected to increase the future annual depreciation expense by $0.19 million. The estimated residual value of our ships may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. We might revise our estimate of the residual values of our ships in the future in response to changing market conditions.

If regulations place significant limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life will be adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time partly because market prices of scrap rates tend to fluctuate.

Vessel Cost

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

We must periodically dry-dock each of our ships for inspection, repairs and any modifications. At the time of delivery of a ship from the shipyard, we estimate the dry-docking component of the cost of the ship, representing estimated costs to be incurred during the first dry-docking at the dry-dock yard for a special survey and parts and supplies used in making required major repairs that meet the recognition criteria, based on our historical experience with similar types of ships. For subsequent dry-dockings actual costs are capitalized when incurred. Costs that will be capitalized as part of the future dry-dockings will include a variety of costs incurred directly attributable to the dry-docking and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the dry-dock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Dry-docking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the dry-docking period. Expenses related to regular maintenance and repairs of our vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as our dry-docking.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

We recognize dry-docking costs as a separate component of the vessel’s carrying amounts and amortize the dry-docking cost on a straight-line basis over the estimated period until the next dry-docking. If the vessel is disposed of before the next dry-docking, the remaining balance of the dry-dock component is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period of disposal. We expect that vessels will be required to be dry-docked in approximately 60 months after their delivery from the shipyard, and thereafter every 60 months will be required to undergo special or intermediate surveys and dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. We amortize the estimated dry-docking expenses for the first special survey over five years, in case of new vessels, and until the next dry-docking for secondhand vessels unless we intend to dry-dock the vessels earlier as circumstances arise.

Impairment of Vessels

We evaluate the carrying amounts of our vessels to determine whether there is any indication that our vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

Our estimates of basic market value assume that the vessels are all in seaworthy condition without a need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on approximate market values for the vessels that have been received from shipbrokers, which are also commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, so that the estimates may not be indicative of future basic market value of our vessels or prices that could be achieved if we were to sell them.

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2015 and December 31, 2016.

Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	Carrying values(1) (in thousands of U.S. dollars)
				December 31, 2015	December 31, 2016
GasLog Shanghai(2)(3)	January 2013	155,000	$189,619	$174,015	$168,625
GasLog Santiago(2)(3)	March 2013	155,000	189,560	174,774	169,385
GasLog Sydney(2)(3)	May 2013	155,000	195,947	181,674	176,109
GasLog Seattle(2)(3)	December 2013	155,000	201,738	190,029	184,300
Methane Rita Andrea(4)(6)	April 2014	145,000	156,613	146,707	143,677
Methane Jane Elizabeth(4)(6)	April 2014	145,000	156,613	146,743	143,356
Methane Alison Victoria(5)(6)	June 2014	145,000	156,610	149,966	144,557
Methane Shirley Elisabeth(5)(6)	June 2014	145,000	156,599	150,387	144,843
Methane Heather Sally(5)(6)	June 2014	145,000	156,599	150,468	144,981

Total			$1,559,898	$1,464,763	$1,419,833

(1)

Our vessels are stated at carrying values (see Note 2 to our consolidated financial statements included elsewhere in this annual report). For the years ended December 31, 2015 and 2016, no impairment was recorded.

(2)	The construction of these vessels was completed on the acquisition date.

(3)

The market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2015 and December 31, 2016.

(4)	The vessels were built in 2006.

(5)	The vessels were built in 2007.

(6)

Indicates vessels for which we believe, as of December 31, 2016, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $117.66 million, at December 31, 2016. However, as described below, the value in use for each of the five vessels was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

As of December 31, 2016, for the five vessels with carrying amounts higher than the estimated charter-free market value we concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, we performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. Our strategy is to charter our vessels under five year contracts or more, providing the Partnership with stable cash flows. The significant factors and assumptions we used in our discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses, management fees estimates, residual values and the discount factor. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter rates for the remaining life of the vessels after the completion of their current contract. The estimated daily time charter rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2016, (iii) historical average time charter rates, based on publications by independent third party maritime research services and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, we believe the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, we used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry. The value in use for the five vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

In connection with the impairment testing of our vessels as of December 31, 2016, for the five vessels with carrying amounts higher than the estimated charter-free market value, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the impairment exercise, the projected charter hire rate used to forecast future cash flows for non-contracted days. The following table summarizes the average results of the sensitivity analysis that we performed.

Average charter hire rate used(1)	Average break- even charter hire rate(2)	Variance (Amount)	Variance (%)
$59,366	$46,655	$12,711	21%

(1)	The average charter rate used in our impairment testing is the average charter rate based on which we estimated the revenues for the remaining useful life of the respective vessels.

(2)

The average break-even charter hire rate is the average charter rate that if used in the discounted projected net operating cash flows of the impairment testing, will result in discounted total cash flows being equal to the carrying value of the vessels.

JOBS Act Status

We are an EGC, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act, which election is irrevocable.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an EGC. We will continue to be deemed an EGC until the earliest of the last day of the fiscal year of during which we had total annual gross revenues of $1 billion or more, the last day of the fiscal year following our fifth IPO anniversary, the date in which, during the previous 3-year period, we have issued more than $1.0 billion in non-convertible debt, or the date on which we will be deemed to be a large accelerated filer.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

LNG Supply

The global seaborne trade of LNG cargoes was over 265 mtpa in 2016, and is projected to rise to approximately 300 mtpa in 2017. This growth is driven mainly by Australian projects, with shipments commencing from Gorgon Trains 2 and 3 (10 mtpa), Wheatstone LNG Train 1 (4.5 mtpa) and Icthys Train 1 (4.2 mtpa) all scheduled to start up in the next 12 months. Looking beyond 2017, based on the public announcements of LNG producers, new LNG production volumes should become available in the 2018-2020 timeframe from projects in Australia, Malaysia, Cameroon and the United States. Of these countries, the United States is by far the most significant contributor to new supply, with more than 50 mtpa anticipated by the end of 2020.

The U.S. projects comprise the second major wave of new LNG supply, following the continuing ramp-up in Australia. Sabine Pass, one of five U.S. projects under construction, began exporting from Trains 1 and 2 in 2016; when construction on the remaining trains is complete, Sabine Pass will have a total export capacity of 22.5 mtpa. Other U.S. projects scheduled to begin exports by the end of 2020 include Freeport (13.2 mtpa) Corpus Christi (9 mtpa), Cameron LNG (12 mtpa), Cove Point (5.3 mtpa) and Elba Island (2.5 mtpa). The majority of U.S. volumes have already been contracted with most expected to go into the Asian and European markets. This development will be positive for tonne mile demand as the U.S. Gulf Coast to Asia voyage is approximately 9,000 nautical miles through the Panama Canal, which opened to LNG shipping in 2016. The same voyage around Cape Horn is approximately 13,000 nautical miles. From the U.S. Gulf Coast to northwest Europe, the distance is approximately 5,000 nautical miles. In recent years, the average global LNG voyage was approximately 4,000 nautical miles, and therefore any voyage in excess of this distance will increase the global average distance and thus the demand for LNG carriers.

LNG Demand

In recent years, Egypt, Jordan, Pakistan, Poland, Colombia, Malta, Jamaica and Jordan all imported their first LNG cargoes. This increase in the number of importing nations has been encouraged by low gas prices and attractive economics for Floating Storage and Regasification Units (“FSRUs”). These are either custom-built vessels or LNG Carriers that have been converted to operate as FSRUs, and offer cheaper and quicker access to LNG markets. FSRUs remain a growing sector of the LNG trade and they increase not only the number of potential customers but also the range of LNG trade routes.

LNG Chartering Activity

The significant fall in oil prices since 2014 has led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. These factors, among others, led in turn to a significant shortening of the average duration of spot charters fixed throughout 2015 and into 2016, as well as a significant decline in average rates for new spot and shorter-term LNG charters commencing promptly. The latter half of 2016 saw this trend reversing, with charterers taking vessels for longer periods and/or at higher rates; however, the turnaround is slow. In addition, some production companies have announced delays or cancellations of certain previously announced (but early stage) LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase.

Approximately 275 charters of LNG vessels were fixed in 2016, compared with 247 in 2015. This significant increase in chartering activity is a positive sign for the developing LNG shipping market, and reflects among other trends the increasing activity of trading houses. Our ability to participate in any future market growth will depend on our ability to access the equity and debt markets.

Global LNG Fleet

As of December 31, 2016, the global fleet of dedicated LNG carriers stood at 480 ships. In 2016, approximately 40 LNG carriers were delivered, and only 5 orders were placed. This low level of ordering is commensurate with the poor market conditions in 2015 and 2016.

We believe that the growing global demand for natural gas and the evolution of the LNG market, including less efficient trading with cargoes spending more time on the water, should support the existing order backlog for vessels and should also drive a need for more LNG carriers in the future. In addition, LNG project developers are typically large multinational oil and gas companies that have high standards for safety and reliability and a preference for modern LNG carriers with fuel-efficient ship design and propulsion, which should support our ability to obtain new charters over new or less-experienced operators. However, various factors, including changes in prices and demand for LNG can materially affect the competitive dynamics that currently exist.

The statements in this “Trend Information” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risk and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—D. Risk Factors” of this annual report.

E. Off-Balance Sheet Arrangements

As of December 31, 2016, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2016 were:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations	$824,996	$48,081	$523,538	$253,377	$—
Interest on long-term debt obligations(1)	99,812	25,984	53,957	18,843	1,028
Amounts due to related parties(2)	255	255	—	—	—
Amounts due for management, commercial and administrative services fees(3)	3,470	3,470	—	—	—
Purchase of depot spares(4)	4,340	—	2,000	2,340	—

Total	$932,873	$77,790	$579,495	$274,560	$1,028

(1)

Our interest commitment on our floating long-term debt is calculated based on an assumed applicable interest rate of 3.56%, which takes into account the LIBOR and applicable margin spreads in our credit facilities while 2.4% is used for the commitment fees of our Sponsor Credit facility and 0.90% is used for the commitment fees of the Assumed Revolving Facility.

(2)

Amounts due to related parties represent mainly payments made by GasLog LNG Services and GasLog to cover operating expenses, as well as amounts owed for commercial management and administrative services. See Note 12 to our consolidated financial statements.

(3)

This includes the amounts due under our contractual obligations under our amended ship management agreements and our amended commercial management agreements signed with GasLog LNG Services and GasLog, respectively, for their non-terminable periods. In addition, it includes the amounts due under the amended administrative services agreement for its non-terminable period. The amended ship management agreements provide for a monthly management fee of $46,000 per vessel and the amended commercial management agreements provide for a fixed annual fee of $360,000 per vessel and may be terminated by either party giving three months’ notice. The administrative services agreement provides for a fixed annual fee of $630,000 per vessel and may be terminated by either party at any time giving the other party not less than three months’ written notice. The contractual obligations table includes administrative services fees for three months.

(4)

Following the acquisition of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., is the counter guarantor for the acquisition from MSL of 83.33% of depot spares with an aggregate value of $6.0 million. These spares should be acquired before the end of the initial term of the related charter agreements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. With the exception of Andrew J. Orekar, we rely solely on the executive officers of GasLog or its applicable affiliate who provide executive officer services for our benefit pursuant to the administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors. The business address for each of our directors and executive officers is Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: Robert B. Allardice III, Daniel R. Bradshaw, Pamela M. Gibson and Anthony S. Papadimitriou. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Curtis V. Anastasio	60	Chairman of the Board of Directors/Director
Robert B. Allardice III	70	Class I Director
Daniel R. Bradshaw	70	Class III Director
Pamela M. Gibson	63	Class II Director
Peter G. Livanos	58	Director
Anthony S. Papadimitriou	61	Director
Andrew J. Orekar	40	Director/Chief Executive Officer
Simon P. Crowe(1)	49	Chief Financial Officer
Graham Westgarth(2)	62	Chief Operating Officer

(1)

The Partnership announced on January 17, 2017 that Mr. Crowe will step down as Chief Financial Officer. Mr. Crowe is currently transitioning with Mr. Alastair Maxwell which is expected to complete in March 2017.

(2)	GasLog announced on August 4, 2016 that Mr. Westgarth intends to step down as Chief Operating Officer in May 2017.

Our Class I, Class II and Class III Directors were elected by our common unitholders and will hold office until the 2019, 2017 and 2018 annual meetings of limited partners, respectively. Our other directors were appointed by our general partner in its sole discretion. See “—C. Board Practices”.

On February 1, 2017, we announced that Alastair Maxwell will serve as Chief Financial Officer beginning in March 2017.

Certain biographical information about each of these individuals is set forth below.

Curtis V. Anastasio has been the Executive Chairman of our board of directors since our inception to May 2016 and Non-Executive Chairman from May 2016 to date. From the time he led the IPO in April of 2001 to his retirement on December 31, 2013, Mr. Anastasio was the president and chief executive officer of NuStar Energy L. P., a publicly traded MLP based in San Antonio, Texas. Mr. Anastasio was also president and chief executive officer of NuStar GP Holdings, LLC, a position he held since the company’s IPO in 2006. NuStar GP owns general and limited partner interests and the incentive distribution rights in NuStar Energy and manages its business affairs. In addition, Mr. Anastasio serves as a director and chairman of the Audit Committee of Par Pacific Holdings (previously Par Petroleum Corporation) a growth-orientated company that manages and maintains interests in energy related assets. He also serves on the board of the Federal Reserve Bank of Dallas and in June 2015 was appointed to the board of the Chemours Company. Mr. Anastasio received a Juris Doctorate degree from Harvard Law School in 1981 and a Bachelor of Arts degree, Magna cum Laude, from Cornell University in 1978.

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

Daniel R. Bradshaw has been a director since the closing of our IPO. Since 1978, Mr. Bradshaw has worked at the law firm of Johnson Stokes & Master, now Mayer Brown JSM, in Hong Kong, from 1983 to 2003 as a partner and since 2003 as a senior consultant. In addition, Mr. Bradshaw is an independent non-executive director of Pacific Basin Shipping Company Limited, an independent non-executive director of IRC Limited, an affiliate of Petropavlovsk PLC and a non-executive director of Euronav NV. Mr. Bradshaw received a Master of Laws degree from the Victoria University of Wellington in 1971.

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

Peter G. Livanos has been a director since the closing of our IPO. Mr. Livanos is the Chairman of GasLog and a member of GasLog’s board of directors. Mr. Livanos founded our affiliate GasLog LNG Services in 2001. He has served as the Chairman since GasLog was incorporated in July 2003 and he held the role of chief executive officer from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping Ltd (“Ceres Shipping”), an international shipping group. He also serves as chairman of several of Ceres Shipping’s subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos was appointed to the board of directors of Euronav NV, an independent owner and operator of oil tankers in 2005 and served until December 2015. Between April 2009 and July 2014 he was appointed Vice-Chairman of Euronav NV and from July 2014 to December 2015 he served as its Chairman. Mr. Livanos is a graduate of Columbia University. He is the first cousin of Philip Radziwill a member of GasLog’s board of directors.

Anthony S. Papadimitriou has been a director since our 2015 annual meeting. Mr. Papadimitriou is the managing partner of the law firm A.S. Papadimitriou and Partners a position he has held since 1990. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A, an affiliate of the Onassis Foundation, and since 1995 he has been the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the board since 2005. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens.

Andrew J. Orekar has served as our CEO since the closing of our IPO and was appointed a director in May 2016. Prior to joining the Partnership, Mr. Orekar served as Managing Director at Goldman, Sachs & Co., where he advised global natural resources and energy companies on mergers and acquisitions, corporate finance and capital markets transactions. Mr. Orekar joined Goldman Sachs in 1998 and held positions of increasing responsibility within the Investment Banking Division during his 15-year career. He was appointed Managing Director in 2009. Mr. Orekar received B.S. (Wharton School) and B.A. degrees from the University of Pennsylvania.

Simon P. Crowe has served as our Chief Financial Officer (“CFO”) since our inception. He has also served as chief financial officer of GasLog since April 2013. Mr. Crowe will step down from both of these positions during March, 2017. From 2009 until 2012, Mr. Crowe was chief financial officer of Subsea 7, an engineering, construction and services contractor to the offshore energy industry. Prior to 2009, Mr. Crowe worked for Transocean Ltd., the world’s largest offshore drilling contractor, as vice president, strategy and planning, and prior to that as Finance Director for Transocean Ltd.’s Europe and Africa operations. Mr. Crowe is a member of the Chartered Institute of Management Accountants. Mr. Crowe holds a degree in physics from the University of Liverpool.

Alastair Maxwell joined GasLog Partners on February 1, 2017 and will serve as Chief Financial Officer (“CFO”) beginning in March 2017. He will also serve as CFO of GasLog beginning in March 2017. Prior to joining GasLog, Mr. Maxwell worked in the investment banking industry for 29 years, most recently with Goldman Sachs from 2010 to 2016 where he was a partner and Co-Head of the Global Energy Group with responsibility for relationships with a wide range of corporate and other clients. Previously, from 1998 to 2010, he was with Morgan Stanley, most recently as Managing Director and Head of Energy in the EMEA region based in London and prior to that as Executive Director and Head of Latin America Utilities based in New York. From 1987 to 1998 he was at Dresdner Kleinwort Benson in a series of roles in the Utilities and M&A Groups based in London, Spain, and Brazil. Mr. Maxwell studied Modern Languages (Spanish and Portuguese) at Worcester College, Oxford.

Graham Westgarth has served as our Chief Operating Officer (“COO”) since our inception. He was appointed chief executive vice president, operations and strategy, of GasLog in January 2013 and promoted to COO in June 2013. Mr. Westgarth intends to step down from both these positions in May 2017. From 1999 through 2012, Mr. Westgarth was a member of the Senior Leadership team of Teekay Shipping, serving as executive vice president of innovation, technology and projects of Teekay Shipping, which included commercial and operational responsibility for a number of floating storage and offloading vessels. From 2001 to 2010, Mr. Westgarth served as president of Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period, he also served as chief executive officer of Teekay Petrojarl following its acquisition by Teekay Corporation. Mr. Westgarth was the chairman of INTERTANKO, an industry organization, which represents 80% of the world’s independent tanker owners and operators between 2009 and 2014. He is an ex-Master Mariner and graduate of the Columbia University Senior Executive Development Program.

Board Leadership Structure

Our board leadership structure consists of our Chairman and the chairmen of our board committees. Our operational management is headed by our CEO. Mr. Orekar, as CEO, is responsible for the day-to-day operations of the Partnership, which includes decisions relating to the Partnership’s general management and control of its affairs and business and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to unitholders.

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

Executive Compensation

From Mr. Anastasio’s appointment in 2014 through to May 2016, an employment agreement existed between the Partnership and Mr. Anastasio with respect to his position as Executive Chairman of our Board of Directors. In May 2016, Mr. Anastasio stepped down as Executive Chairman and the employment agreement ceased. Mr. Anastasio remains Non-Executive Chairman of our board of directors. A subsidiary of GasLog has entered into an employment agreement with

Andrew J. Orekar, our CEO. The agreement provides for an annual cash incentive bonus based in part on performance relative to pre-established targets. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. For the year ended December 31, 2016, the amount of compensation we paid to our executive officers, including annual and long-term cash incentive compensation that was paid to such officers, as well as aggregate fees for administrative services provided under the administrative services agreement, totaled $1.61 million. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”. Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our general partner may participate in employee pension and benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our general partner or their affiliates, including plans that may be established in the future. We did not set aside or accrue any amounts in the year ended December 31, 2016 to provide pension, retirement or similar benefits to our senior management.

Compensation of Directors

Each non-management director receives cash compensation for being a member of our board of directors, as well as for being a member or chairperson of a committee. Non-management directors each receive a director fee of $100,000 per year and our chairman receives an additional chair fee. In addition, members of the audit and conflicts committees each receive a committee fee of $25,000 whereas the chairpersons of such committees receive a fee of $50,000 per year. Pursuant to the administrative services agreement, we pay directly to GasLog the director fees for any appointed directors who are also directors of GasLog. Our chairman receives director fees totaling $250,000. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

We did not set aside or accrue any amounts in the year ended December 31, 2016 to provide pension, retirement or similar benefits to our directors.

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

On April 1, 2015, we granted our executive officers an aggregate of 16,999 restricted common units and 16,999 phantom performance common units, with an aggregate fair value as of the grant date of $0.82 million. On April 1, 2016, we granted our executive officers an aggregate of 24,925 restricted common units and 24,925 phantom performance common units, with an aggregate fair value as of the grant date of $0.82 million. These awards vest on the third anniversary of the grant date, subject to the recipients’ continued service; vesting of the phantom stock units is also subject to the achievement of certain performance targets. They may be settled in cash or common units which may be units repurchased by the Partnership from time to time, or newly issued units, or a combination thereof, at our discretion.

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

Our board of directors consists of seven members, Curtis V. Anastasio, Robert B. Allardice III, Daniel R. Bradshaw, Pamela M. Gibson, Peter G. Livanos, Anthony S. Papadimitriou and Andrew J. Orekar. At our 2016 annual meeting of unitholders, Curtis V. Anastasio, Peter G. Livanos, Anthony S. Papadimitriou and Andrew J. Orekar were appointed by our general partner in its sole discretion and Robert B. Allardice III was re-elected as a Class I director, by our common unitholders. The Class I, Class II and Class III directors elected by our common unitholders, and Mr. Papadimitriou were determined by our board to be independent under the standards of the NYSE and the rules and regulations of the SEC. The elected directors also qualify as independent of GasLog under our partnership agreement so as to be eligible for membership on our conflicts committee. Directors appointed by our general partner serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into classes serving staggered three-year terms. At our 2015 annual meeting, Robert B. Allardice III was elected as a Class I director, Pamela M. Gibson was elected as a Class II director and Daniel R. Bradshaw was appointed as a Class III director to hold office until the 2016, 2017 and 2018 annual meetings respectively. Mr. Allardice was re-elected as a Class I director at the 2016 annual meeting to hold office until the 2019 annual meeting. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Committees of the Board of Directors

Audit Committee

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Robert B. Allardice III, Daniel R. Bradshaw and Pamela M. Gibson, with Robert B. Allardice III serving as the chair of the audit committee. Our board of directors has determined that each of Robert B. Allardice III, Daniel R. Bradshaw and Pamela M. Gibson satisfies the independence standards established by the NYSE, and that Robert B. Allardice III qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations.

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

D. Employees

Other than our Executive Chairman up to May 2016, we do not directly employ any on-shore employees or seagoing employees. As of December 31, 2016, GasLog employed (directly and through ship managers) approximately 1,340 seafaring staff who serve on its owned and managed vessels (including our fleet) as well as 173 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. In addition, GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. As a result, GasLog has historically enjoyed high retention rates. In 2016, GasLog’s retention rate was 95% for seagoing senior officers, 98% for other seagoing officers and 99% for shore staff.

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

ITEM 7. MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Unitholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common units as of February 9, 2017 held by:

•	each of our executive officers;

•	each of our directors;

•	all our directors and officers as a group; and

•	each holder known to us to beneficially own 5% or more of our units;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 28,322,358 common units outstanding as of February 9, 2017. Each issued and outstanding common unit entitles the unitholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all unitholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
	Number	Percent	Number	Percent
Directors and officers
Curtis V. Anastasio	*	*	—	—%	*	%
Robert B. Allardice III	*	*	—	—%	*	%
Daniel R. Bradshaw	—	—	—	—%	—%
Pamela M. Gibson	*	*	—	—%	*	%
Peter G. Livanos	496,010	1.75%	—	—%	*	%
Anthony S. Papadimitriou	*	*	—	—%	*	%
Andrew J. Orekar	*	*	—	—%	*	%
Simon P. Crowe	*	*	—	—%	*	%
Graham Westgarth	*	*	—	—%	*	%

Name of Beneficial Owner	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially Owned
	Number	Percent	Number	Percent
All directors and officers as a group	591,109	2.09%	—	—%	1.55%
Other 5% beneficial owners
GasLog Ltd.(1)	162,358	0.573%	9,822,358	100%	26.18%
OppenheimerFunds, Inc.(2)	1,742,367	6.15%	—	—%	4.57%
Kayne Anderson Capital Advisors, L.P. & Richard A Kayne(3)	2,036,561	7.19%	—	—%	4.83%

(1)

GasLog Ltd. is effectively controlled by its chairman, Peter G. Livanos, who is deemed to beneficially own, directly or indirectly, 40.2% of the issued and outstanding common shares of GasLog Ltd. Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of GasLog Ltd.

(2)	Based on information contained in the Schedule 13G filed with the SEC on January 31, 2017. OppenheimerFunds, Inc. has shared voting and dispositive power over 1,742,367 common units.

(3)

Based on information contained in the Schedule 13G filed with the SEC on January 23, 2017. Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting and dispositive power over 2,036,561 common units.

*	Less than 1%.

In May 2014, the Partnership completed its IPO and our common units began trading on the NYSE. In connection with the IPO, we issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. In September 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units. In connection with the September 2014 offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. In June 2015, the Partnership completed a follow-on public offering of 7,500,000 common units. In connection with this offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. In August 2016, the Partnership completed a follow-on public offering of 2,750,000 common units and in connection with the offering issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. In January 2017, the Partnership completed a follow-on public offering of 3,750,000 common units and in connection with the offering issued 76,531 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest.

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

As a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. See “Item 6. Directors, Senior Management and Employees—C. Board Practices”. At the end of the subordination period, assuming no additional issuances of common units, GasLog will own 26.18% of our common units.

As of February 7, 2017, we had 3 common unitholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 28,157,600 common units, representing 99.42% of our outstanding common units and a 72.34% ownership interest in us. We believe that the units held by CEDE & CO. include common units beneficially owned by both holders in the United Sates and non-U.S. beneficial owners.

B. Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. The related party transactions that we have entered into or were party to during the year ended December 31, 2016 are discussed below.

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

LNG Carrier Purchase Options

Under the omnibus agreement, we currently have the option to purchase from GasLog: (i) the Solaris, the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar within 36 months after GasLog notifies our board of directors of their acceptance by their charterers, (ii) the Methane Lydon Volney within 36 months after the closing of our IPO on May 12, 2014 which option will expire in May 2017 if not extended and (iii) as provided for under the addendum to the omnibus agreement dated April 21, 2015, among GasLog, GasLog Partners, our general partner and GasLog Partners Holdings, the Methane Becki Anne, and the Methane Julia Louise within 36 months after the completion of their acquisition by GasLog on March 31, 2015. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement.

In addition, on April 21, 2015, GasLog signed an agreement with MSL for its newbuildings Hull Nos. 2130, 2800 and 2131 to be chartered to MSL upon deliveries in 2018, 2018 and 2019, respectively, for average initial terms of approximately 9.5 years. Within 30 days of the commencement of each charter, GasLog will be required to offer us an opportunity to purchase each vessel at fair market value as determined pursuant to the omnibus agreement.

On July 11, 2016, GasLog signed an agreement with Total for its newbuilding Hull No. 2801 to be chartered to Total upon delivery in 2018 for an initial term of seven years. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

On October 20, 2016, GasLog signed an agreement with Centrica for its newbuilding Hull No. 2212 to be chartered to Centrica upon delivery in 2019 for an initial term of seven years. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

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

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Five-Year Vessel with an unaffiliated third party or any Non-Five-Year Vessel, we or GasLog, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and GasLog, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or GasLog, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or GasLog, as the case may be, than those offered pursuant to the written notice. Our ability to consummate the acquisition of such Five-Year Vessel from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing in respect of such Five-Year Vessel. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining lenders’ or charterers’ consents that are necessary to acquire vessels with an existing charter or a financing agreement”.

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

Under the administrative services agreement, certain officers of GasLog provide executive officer functions for our benefit. These officers are responsible for our day-to-day management subject to the direction of our board of directors. The services provided by Andrew J. Orekar, our CEO, are provided under the administrative services agreement pursuant to an employment agreement that he has entered into with a subsidiary of GasLog. Our board of directors has the ability to terminate the arrangement with GasLog regarding the provision of executive officer services to us at any time in its sole discretion.

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

For periods through the year ended December 31, 2016, GasLog received a service fee of $0.6 million per vessel per year in connection with providing services under the administrative services agreement. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month. The aggregate fees and expenses for services under the administrative services agreement for the year ended December 31, 2016 was $4.80 million, which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015 and the GasLog Seattle since its acquisition from GasLog in November 2016.

In November 2016, the board of directors approved an increase in the service fee payable to GasLog under the terms of the administrative services agreement. With effect from January 1, 2017 fees of $0.63 million per vessel per year will be payable.

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

•

the provision of operational and technical management, including arrangement and supervision of dry-dockings, repairs, alterations and the upkeep of the vessel, arrangement for the victualling and storing of the vessels, appointment of surveyors and technical consultants and development, implementation and maintenance of a Safety Management System in accordance with the ISM Code;

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

Management fee. Pursuant to the amended ship management agreements, the vessel-owning subsidiaries, as owners, will pay a management fee of $46,000 per month to GasLog LNG Services, as manager, and will reimburse GasLog LNG Services for all expenses incurred on their behalf. The aggregate fees and expenses for services under these management agreements for the year ended December 31, 2016 were $4.51 million, which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, and the GasLog Seattle since its acquisition from GasLog in November 2016.

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

In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure.

Commercial Management Agreements

Our operating subsidiaries have entered into commercial management agreements with GasLog that were amended upon completion of the IPO, pursuant to which GasLog provides certain commercial management services to us. The annual commercial management fee is $540,000 for each vessel payable quarterly in advance. The aggregate fees and expenses under these commercial management agreements for the year ended December 31, 2016 were $2.94 million ($3.39 million as per the IFRS Common Control Reported Results) which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, and the GasLog Seattle since its acquisition from GasLog in November 2016.

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

Credit Facilities

On May 12, 2014, we entered into a $30.0 million revolving credit facility with GasLog to be used for general partnership purposes. The Sponsor Credit Facility is unsecured and provides for an availability period of 36 months, and bears interest at a rate of 5% per annum, with no commitment fee for the first year. After the first year, the interest will increase to a rate of 6% per annum, with an annual 2.4% commitment fee on the undrawn balance. The balance outstanding as of December 31, 2016 was $0. For a more detailed description of this credit facility, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Revolving Credit Facility with GasLog”.

In connection with the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally in July 2015, we and GasLog Partners Holdings entered into a guarantee agreement pursuant to which we and GasLog Partners Holdings guaranteed the obligations of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. under the then existing facility agreement between such entities as borrowers, Citibank N.A., London Branch, as mandated lead arranger, bookrunner and security agent, the financial institutions listed in Schedule 1 thereto as lenders and Citibank International Plc as agent of the other finance parties.

In connection with the acquisition of the GasLog Seattle in November 2016, we and GasLog Partners Holdings entered into a guarantee agreement pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding commitment made available to GAS-seven Ltd. ($135.16 million as of December 31, 2016) of the obligations under the $1,050.0 million Legacy Facility Refinancing. GasLog provides a guarantee on the Legacy Facility Refinancing, including the commitments made available to GAS-seven Ltd.

On April 5, 2016, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding loans available to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. under the Five Vessel Refinancing among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers and ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners. As of December 31, 2016, the amount outstanding under the loans available to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. was $297.70 million. GasLog provides a guarantee on the total obligations under the facilities, including the commitments made available to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

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

Share Purchase Agreements

On August 14, 2014, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interests in GAS-sixteen Ltd. and

GAS-seventeen Ltd., the entities that owned the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million. GasLog had purchased the Methane Rita Andrea and the Methane Jane Elizabeth from MSL in April 2014. The acquisition closed on September 29, 2014. In connection with the transaction, the Partnership acquired GAS-sixteen Ltd. and GAS-seventeen Ltd. with $2.0 million of positive net working capital existing at the time of closing.

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

On June 22, 2015, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that owned the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483.0 million. GasLog had purchased the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally from MSL in June 2014. The acquisition closed on July 1, 2015. In connection with the transaction, the Partnership acquired GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. with $3.0 million of positive net working capital existing at the time of closing.

On October 27, 2016, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog 100% of the ownership interest in GAS-seven Ltd., the entity that owned the GasLog Seattle, for a purchase price of $189.0 million. GasLog has operated the GasLog Seattle since its delivery in 2013. The acquisition closed on November 1, 2016. In connection with the transaction, the Partnership acquired GAS-seven Ltd. with $1.0 million of positive net working capital existing at the time of closing.

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

During the year ended December 31, 2016, the aggregate amount of cash distribution paid was $65.58 million.

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

Definition of Subordination Period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after March 31, 2017, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution for each of the three consecutive four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis and the related distribution on the 2.0% general partner interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period will end before March 31, 2017.

For purposes of determining whether the tests in the bullets above have been met, the three consecutive, non-overlapping four- quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

If the expiration of the subordination period occurs as a result of us having met the tests described above, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. We currently expect that the tests for the expiration of the subordination period will be met at the end of the quarter ending on March 31, 2017.

Definition of Adjusted Operating Surplus

Adjusted operating surplus for any period generally means:

•	operating surplus generated with respect to that period (excluding certain amounts in accordance with the partnership agreement); less

•

the amount of any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of any subsidiaries we do not wholly own) with respect to that period; less

•

the amount of any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) over that period not relating to an operating expenditure made during that period; plus

•

the amount of any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of any subsidiaries we do not wholly own) with respect to that period; plus

•

the amount of any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of any subsidiaries we do not wholly own) over that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

the amount of any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Removal of Our General Partner on the Subordination Period

If the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•

the subordination period will end and each subordinated unit will immediately convert into one common unit and will then participate pro rata with the other common units in distributions of available cash;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for that interest.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

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

B. Significant Changes

See “Item 18. Financial Statements—Note 21. Subsequent Events” below.

ITEM 9. THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our IPO in the United States, our common units have been listed on the NYSE under the symbol “GLOP”. The following table shows the high and low closing sales prices for our common units during the indicated periods.

	Price Range
	High	Low
Year ended December 31, 2014 (May 7, 2014 to December 31, 2014)	$36.91	$22.87
Year ended December 31, 2015	29.28	12.67
Year ended December 31, 2016	22.00	10.00
First Quarter 2015	26.41	22.38
Second Quarter 2015	29.28	22.85
Third Quarter 2015	22.73	14.37
Fourth Quarter 2015	18.98	12.67
First Quarter 2016	17.19	10.00
Second Quarter 2016	20.97	15.61
Third Quarter 2016	22.00	18.87
Fourth Quarter 2016	21.90	19.50
First Quarter 2017 (January 1, 2017 to February 9, 2017)	22.90	20.60
August 2016	21.00	18.87
September 2016	21.79	19.25
October 2016	21.90	20.25
November 2016	20.95	19.50
December 2016	20.75	19.55
January 2017	22.90	20.60
February 2017 (February 1, 2017 to February 9, 2017)	22.90	22.00

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

(q)

Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bankand National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent: please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(r)

Junior Facility Agreement dated February 18, 2016, relating to a $180,000,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia and ING Bank N.V., London Branch, as original lenders and DNB Bank ASA, London Branch as agent and security agent: please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(s)

Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016): please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(t)

Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Dansmarks Skibskredit A/S and The Korea Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent: please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our annual consolidated financial statements included elsewhere in this annual report. Further information on our exposure to market risk is included in Note 14 to our annual consolidated financial statements included elsewhere in this annual report.

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

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2016. Based on our evaluation, the CEO and the CFO have concluded that as of December 31, 2016, our disclosure controls and procedures were effective.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

C. Attestation Report of the Registered Public Accounting Firm

An attestation report of our registered public accounting firm is not required as we qualify as an EGC under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

D. Changes in Internal Control over Financial Reporting

There were no material changes to the Partnership’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Partnership’s internal control over financial reporting.

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

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership, a copy of which is posted on our website and may be viewed at http://www.gaslogmlp.com. We will also provide a paper copy of this document upon the written request at no cost. Unitholders may direct their requests to the attention of our General Counsel, GasLog Partners LP, Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2016.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2014, December 31 2015 and December 31, 2016.

The chart below sets forth the total amount billed and accrued for Deloitte LLP for services performed in 2015 and 2016, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2015	2016
	(Expressed in millions of U.S. Dollars)
Audit fees	$0.53	$0.33
Tax fees	0.01	0.00

Total fees	$0.54	$0.33

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Partnership, fees for the review of the quarterly financial information, as well as in connection with the review of registration statements and related consents and comfort letters, and any other services required for SEC or other regulatory filings.

Included in the audit fees for 2015 are fees of $0.17 million related to the Partnership’s follow-on offering completed in June 2015. Included in the audit fees for 2016 are fees of $0.07 million related to the Partnership’s follow-on offering completed in August 2016.

Tax Fees

No tax fees were billed by our principal accountant in 2016.

Audit-related Fees

No audit-related fees were billed by our principal accountant in 2015 and 2016.

All Other Fees

No other fees were billed by our principal accountant in 2015 and 2016.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-43 included herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Certificate of Limited Partnership of GasLog Partners LP(1)
1.2	First Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(2)
1.3	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(3)
2.1	Certificate of Formation of GasLog Partners GP LLC(1)
2.2	Limited Liability Company Agreement of GasLog Partners GP LLC(1)
4.1	Form of Contribution Agreement(1)
4.2	Form of Omnibus Agreement(1)
4.3	Form of Administrative Services Agreement(1)
4.4	Form of Commercial Management Agreement(1)
4.5	Form of Ship Management Agreement(8)
4.6	Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011(1)*
4.7	Form of $30.0 Million Revolving Credit Agreement by and between GasLog Partners LP and GasLog Ltd.(1)
4.8	Share Purchase Agreement dated August 14, 2014, among GasLog Carriers Ltd., GasLog Ltd. and GasLog Partners LP(4)
4.9	Form of Indemnification Agreement for the Partnership’s directors and certain officers(8)
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

4.11	Corporate Guarantee between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014(2)
4.12	GasLog Partners LP 2015 Long-Term Incentive Plan(5)
4.13	Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners LP, GasLog Partners GP LLC and GasLog Partners Holdings LLC(6)
4.14	Share Purchase Agreement dated as of June 22, 2015 by and among GasLog Ltd., GasLog Carriers Ltd. and GasLog Partners LP(7)
4.15

Facility Agreement for $325,500,000 Loan Facility dated May 14, 2014 among GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd., as borrowers, Citibank, N.A., London Branch as arranger, bookrunner and security agent, Citibank International PLC as Agent and the financial institutions listed in Schedule 1 thereto as Lenders(8)*

Exhibit No.	Description
4.16	Corporate Guarantee between GasLog Ltd. and Citibank, N.A., London Branch, dated May 14, 2014(8)
4.17

Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent(9)*

4.18

Junior Facility Agreement dated February 18, 2016, relating to a $180,000,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia and ING Bank N.V., London Branch, as original lenders and DNB Bank ASA, London Branch as agent and security agent(9)*

4.19

Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016)(9)

4.20

Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Dansmarks Skibskredit A/S and The Korea Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent(10)*

8.1	List of Subsidiaries of GasLog Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Financial Officer
13.1	GasLog Partners LP Certification of Andrew Orekar, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes- Oxley Act of 2002
13.2	GasLog Partners LP Certification of Simon Crowe, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.3	Consent of Deloitte LLP

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

(6)	Previously filed as Exhibit 99.3 to GasLog Partners LP’s Report on Form 6-K, filed with the SEC on April 30, 2015, hereby incorporated by reference to such Report.

(7)	Previously filed as Exhibit 10.1 to GasLog Partners LP’s Report on Form 6-K filed with the SEC on June 22, 2015, hereby incorporated by reference to such Report.

(8)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F, filed with the SEC on February 12, 2016, hereby incorporated by reference to such Report.

(9)

Previously filed as an exhibit to GasLog Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015 (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Annual Report.

(10)	Previously filed as an exhibit to GasLog Ltd.’s Report on Form 6-K (File No. 001-35466), filed with the SEC on August 4, 2016, and hereby incorporated by reference to such Report.

*	Confidential material has been redacted and complete exhibits have been separately filed with the SEC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GASLOG PARTNERS LP,
By	/s/ ANDREW J. OREKAR

Name: Andrew J. Orekar
Title: Chief Executive Officer

Dated: February 13, 2017

GASLOG PARTNERS LP
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

We have audited the accompanying consolidated statements of financial position of GasLog Partners LP and subsidiaries (the “Partnership”) as of December 31, 2015 and 2016, and the related consolidated statements of profit or loss, comprehensive income or loss, changes in owners’/partners’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GasLog Partners LP and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

/s/ Deloitte LLP

London, United Kingdom

February 13, 2017

GasLog Partners LP

Consolidated statements of financial position
As of December 31, 2015 and 2016
(All amounts expressed in U.S. Dollars, except unit data)

	Note	2015	2016
		(restated)(1)
Assets
Non-current assets
Other non-current assets	5	2,115,561	927,918
Derivative financial instruments	16	—	6,008,285
Vessels	3	1,464,762,608	1,419,833,246

Total non-current assets		1,466,878,169	1,426,769,449

Current assets
Trade and other receivables	4	5,619,945	3,158,171
Inventories		1,829,907	2,062,345
Due from related parties	12	779,509	4,353,376
Prepayments and other current assets		430,697	837,984
Short-term investments		—	1,500,000
Cash and cash equivalents		62,676,654	50,457,609

Total current assets		71,336,712	62,369,485

Total assets		1,538,214,881	1,489,138,934

Owners’/partners’ equity and liabilities
Owners’/partners’ equity
Owners’ capital	6	34,314,671	—
Common unitholders (21,822,358 units issued and outstanding as of December 31, 2015 and 24,572,358 units issued and outstanding as of December 31, 2016)	6	507,432,951	565,407,792
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2015 and December 31, 2016)	6	59,785,646	60,988,210
General partner (645,811 units issued and outstanding as of December 31, 2015 and 701,933 units issued and outstanding as of December 31, 2016)	6	8,841,527	10,095,420
Incentive distribution rights	6	2,116,965	5,878,231

Total owners’/partners’ equity		612,491,760	642,369,653

Current liabilities
Trade accounts payable		2,743,290	1,420,961
Due to related parties	12	28,100,367	255,016
Derivative financial instruments	16	1,623,197	1,836,485
Other payables and accruals	8	25,589,616	29,322,394
Borrowings—current portion	7	333,147,449	45,122,489

Total current liabilities		391,203,919	77,957,345

Non-current liabilities
Derivative financial instruments	16	782,251	—
Borrowings—non-current portion	7, 12	533,554,751	768,629,652
Other non-current liabilities		182,200	182,284

Total non-current liabilities		534,519,202	768,811,936

Total owners’/partners’ equity and liabilities		1,538,214,881	1,489,138,934

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. acquired on November 1, 2016 from GasLog Ltd. (“GasLog”) (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of profit or loss
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

	Note	2014	2015	2016
		(restated)(1)	(restated)(1)
Revenues		184,221,578	224,189,866	228,737,125
Vessel operating costs	10	(35,731,362)	(47,739,892)	(48,010,061)
Voyage expenses and commissions		(2,368,031)	(2,978,660)	(3,124,660)
Depreciation	3	(39,568,802)	(49,971,192)	(50,013,759)
General and administrative expenses	9	(6,930,615)	(11,523,373)	(11,710,698)

Profit from operations		99,622,768	111,976,749	115,877,947

Financial costs	11	(37,724,665)	(31,211,539)	(36,202,440)
Financial income	11	48,545	28,535	180,455
Loss on interest rate swaps	16	(12,903,225)	(3,144,422)	(2,513,286)

Total other expenses, net		(50,579,345)	(34,327,426)	(38,535,271)

Profit for the year		49,043,423	77,649,323	77,342,676

Earnings per unit attributable to the Partnership, basic and diluted:	18
Common unit (basic)		0.75	2.38	2.18
Common unit (diluted)		0.75	2.38	2.17
Subordinated unit		0.56	1.85	2.14
General partner unit		0.66	2.28	2.31

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. acquired on November 1, 2016 from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of comprehensive income or loss
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

	Note	2014	2015	2016
		(restated)(1)	(restated)(1)
Profit for the year		49,043,423	77,649,323	77,342,676
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	16	(367,580)	—	—
Recycled loss of cash flow hedges reclassified to profit or loss	16	6,085,564	593,225	2,527,203

Other comprehensive income for the year		5,717,984	593,225	2,527,203

Total comprehensive income for the year		54,761,407	78,242,548	79,869,879

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. acquired on November 1, 2016 from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of changes in owners’/partners’ equity
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars, except unit data)

	General partner		Limited Partners				Incentive distribution rights	Total Partners’ equity	Owners’ capital (see Note 6)	Total
			Common unitholders		Subordinated unitholders
	Units	Amounts	Units	Amounts	Units	Amounts
Balance as of January 1, 2014 (as restated(1))	—	—	—	—	—	—	—	—	187,090,939	187,090,939
Capital contributions	—	—	—	—	—	—	—	—	232,561,000	232,561,000
Dividend declared	—	—	—	—	—	—	—	—	(8,810,000)	(8,810,000)
Profit attributable to GasLog’s operations (see Note 18)	—	—	—	—	—	—	—	—	34,499,294	34,499,294
Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	1,996,892	1,996,892
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	36,496,186	36,496,186
Cash distribution to GasLog in exchange for net assets	400,913	3,786,024	162,358	1,530,103	9,822,358	92,767,390	—	98,083,517	(281,980,675)	(183,897,158)
Net proceeds from public offering and issuance of general partner units (see Note 6)	91,837	2,846,947	14,160,000	319,035,746	—	—	—	321,882,693	—	321,882,693
Deemed distribution for excess consideration paid over the net book value	—	(645,452)	—	(260,856)	—	(15,815,258)	—	(16,721,566)	16,721,566	—
Distribution declared (see Note 6)	—	(267,385)	—	(7,394,683)	—	(5,707,183)	—	(13,369,251)	—	(13,369,251)
Partnership’s profit (see Note 18)	—	290,883	—	8,713,197	—	5,540,049	—	14,544,129	—	14,544,129
Partnership’s other comprehensive income	—	74,421	—	3,343,719	—	302,952	—	3,721,092	—	3,721,092

Partnership’s total comprehensive income	—	365,304	—	12,056,916	—	5,843,001	—	18,265,221	—	18,265,221

Balance as of December 31, 2014 (as restated(1))	492,750	6,085,438	14,322,358	324,967,226	9,822,358	77,087,950	—	408,140,614	182,079,016	590,219,630

Dividend declared	—	—	—	—	—	—	—	—	(7,800,000)	(7,800,000)
Profit attributable to GasLog’s operations (see Note 18)	—	—	—	—	—	—	—	—	12,608,940	12,608,940
Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	593,225	593,225
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	13,202,165	13,202,165
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	(172,626,653)	(172,626,653)
Difference between net book values of acquired subsidiaries and consideration paid	—	(1,182,216)	—	(297,211)	—	(17,980,716)	—	(19,460,143)	19,460,143	—
Net proceeds from public offering and issuance of general partner units (Note 6)	153,061	3,658,158	7,500,000	171,831,076	—	—	—	175,489,234	—	175,489,234
Distributions declared (Note 6)	—	(1,023,849)	—	(32,359,031)	—	(17,498,531)	(310,989)	(51,192,400)	—	(51,192,400)
Share-based compensation	—	3,188	—	93,132	—	41,919	21,162	159,401	—	159,401
Partnership’s profit (Note 18)	—	1,300,808	—	43,197,759	—	18,135,024	2,406,792	65,040,383	—	65,040,383

Partnership’s total comprehensive income	—	1,300,808	—	43,197,759	—	18,135,024	2,406,792	65,040,383	—	65,040,383

Balance as of December 31, 2015 (as restated(1))	645,811	8,841,527	21,822,358	507,432,951	9,822,358	59,785,646	2,116,965	578,177,089	34,314,671	612,491,760

Capital contributions	—	—	—	—	—	—	—	—	29,990,513	29,990,513
Profit attributable to GasLog’s operations (see Note 18)	—	—	—	—	—	—	—	—	72,869	72,869
Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	2,527,203	2,527,203
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	2,600,072	2,600,072
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	(68,141,512)	(68,141,512)
Difference between net book values of acquired subsidiaries and consideration paid	—	(81,201)	—	(18,782)	—	(1,136,273)	—	(1,236,256)	1,236,256	—
Net proceeds from public offering and issuance of general partner units (Note 6)	56,122	1,094,379	2,750,000	52,298,687	—	—	—	53,393,066	—	53,393,066
Distributions declared (Note 6)	—	(1,311,549)	—	(44,353,348)	—	(18,780,348)	(1,132,175)	(65,577,420)	—	(65,577,420)
Share-based compensation	—	6,867	—	161,927	—	71,122	103,451	343,367	—	343,367
Partnership’s profit (Note 18)	—	1,545,397	—	49,886,357	—	21,048,063	4,789,990	77,269,807	—	77,269,807

Partnership’s total comprehensive income	—	1,545,397	—	49,886,357	—	21,048,063	4,789,990	77,269,807	—	77,269,807

Balance as of December 31, 2016	701,933	10,095,420	24,572,358	565,407,792	9,822,358	60,988,210	5,878,231	642,369,653	—	642,369,653

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. acquired on November 1, 2016 from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of cash flows
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

	Note	2014	2015	2016
		(restated)(1)	(restated)(1)
Cash flows from operating activities:
Profit for the year		49,043,423	77,649,323	77,342,676
Adjustments for:
Depreciation		39,568,802	49,971,192	50,013,759
Financial costs		37,724,665	31,211,539	36,202,440
Financial income		(48,545)	(28,535)	(180,455)
Unrealized loss/(gain) on interest rate swaps held for trading including ineffective portion of cash flow hedges		2,212,144	106,661	(1,639,824)
Recycled loss of cash flow hedges reclassified to profit or loss		6,085,564	593,225	2,527,203
Share-based compensation		—	205,196	479,856

		134,586,053	159,708,601	164,745,655
Movements in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		1,831,824	(3,870,477)	2,461,812
(Increase)/decrease in inventories		(1,091,945)	204,908	(232,438)
Change in related parties, net		7,578,910	(4,010,110)	3,355,574
(Increase)/decrease in prepayments and other current assets		(816,804)	862,238	(407,287)
(Increase)/decrease in other non-current assets		(863,467)	65,068	1,113,201
Increase/(decrease) in other non-current liabilities		53,148	83,257	(136,405)
Increase/(decrease) in trade accounts payable		2,237,428	(777,981)	(843,737)
Increase in other payables and accruals		13,416,338	266,361	352,137

Cash provided by operations		156,931,485	152,531,865	170,408,512

Interest paid		(28,869,243)	(26,599,084)	(26,348,495)

Net cash provided by operating activities		128,062,242	125,932,781	144,060,017

Cash flows from investing activities:
Payments for vessels’ additions		(789,178,341)	(7,316,923)	(5,297,174)
Financial income received		42,472	37,777	180,417
Purchase of short-term investments		(37,194,481)	(4,000,000)	(1,500,000)
Maturity of short-term investments		16,994,481	25,700,000	—

Net cash (used in)/provided by investing activities		(809,335,869)	14,420,854	(6,616,757)

Cash flows from financing activities:
Borrowings drawdowns		1,022,500,000	—	439,032,257
Borrowings repayments		(619,895,191)	(65,500,000)	(488,328,511)
Payment of loan issuance costs		(14,651,883)	(922,080)	(7,281,403)
Payments for interest rate swaps termination		—	—	(4,937,424)
Cash distribution to GasLog in exchange for contribution of net assets		(183,897,158)	(172,626,653)	(68,141,512)
Proceeds from public offerings and issuance of general partner units (net of underwriting discounts and commissions)		325,933,897	176,533,158	53,825,629
Payment of offering costs		(3,964,438)	(1,104,297)	(453,921)
Distributions paid		(13,369,251)	(51,192,400)	(65,577,420)
Dividend due to GasLog before vessels’ drop-down		(9,800,000)	(8,810,000)	(7,800,000)
Decrease in amounts due to shareholders		(23,630,566)	(4,683,558)	—
Capital contributions received		232,560,000	—	—

Net cash provided by/(used in) financing activities		711,785,410	(128,305,830)	(149,662,305)

Increase/(decrease) in cash and cash equivalents		30,511,783	12,047,805	(12,219,045)

Cash and cash equivalents, beginning of the year		20,117,066	50,628,849	62,676,654

Cash and cash equivalents, end of the year		50,628,849	62,676,654	50,457,609

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. acquired on November 1, 2016 from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of cash flows
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

	Note	2014	2015	2016
		(restated)(1)	(restated)(1)
Non-Cash Investing and Financing Activities:	17
Payment for vessels through capital contributions before dropdown		—	—	26,904,206
Capital expenditures included in liabilities at the end of the year		179,092	212,777	—
Payment for vessels through related parties		158,204	—	—
Financing costs included in liabilities at the end of the year		377,067	30,248	—
Financing costs paid through capital contributions		—	—	1,378,785
Financing costs paid through related parties		—	44,193	—
Offering costs included in liabilities at the end of the year		86,766	—	5,035
Offering costs paid through related parties		—	26,393	—
Dividend declared but not paid		8,810,000	7,800,000	—
Loan repayments made through capital contributions		—	—	1,707,522

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. acquired on November 1, 2016 from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Notes to the consolidated financial statements
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, being a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

In connection with the IPO on May 12, 2014, the Partnership acquired from GasLog 100% of the ownership interests in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that own GasLog Shanghai, GasLog Santiago and GasLog Sydney (the “Initial Fleet”).

On September 29, 2014, GasLog Partners acquired 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own two 145,000 cubic meters (“cbm”) LNG carriers, the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328,000,000.

On July 1, 2015, GasLog Partners acquired 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own three 145,000 cbm LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483,000,000.

On November 1, 2016, GasLog Partners acquired 100% of the ownership interests in GAS-seven Ltd., the entity that owns a 155,000 cbm LNG carrier, the GasLog Seattle, for an aggregate purchase price of $189,000,000.

The acquisitions of (i) GAS-sixteen Ltd. and GAS-seventeen Ltd., (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. and (iii) GAS-seven Ltd. were accounted for as reorganizations of companies under common control. The Partnership’s historical results were retroactively restated to reflect the historical results of (i) GAS-sixteen Ltd. and GAS-seventeen Ltd., (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. and (iii) GAS-seven Ltd. from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

As of December 31, 2016, GasLog holds a 30.45% interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

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

As of December 31, 2016, the companies listed below were 100% held by the Partnership:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Significant Accounting Policies

Statement of compliance

The consolidated financial statements of the Partnership have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The principal accounting policies are set out below.

The consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

In considering going concern, management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections. As of December 31, 2016, the Partnership’s current assets totaled $62,369,485 while current liabilities totaled $77,957,345, resulting in a negative working capital position of $15,587,860. Current liabilities include $17,418,644 of time charter monthly hires received in advance that are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

Management anticipates that the Partnership’s primary sources of funds will be available cash, cash from operations, borrowings under new loan agreements and equity financings. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that the Partnership will be able to obtain future debt and equity financing on terms acceptable to the Partnership.

On February 13, 2017, the Partnership’s board of directors authorized the consolidated financial statements for issuance and filing.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog. All intra-group transactions and balances are eliminated on consolidation.

Accounting for (i) revenues and related operating expenses and (ii) voyage expenses and commissions

Revenues comprise revenues from time charters for the charter hire of the Partnership’s vessels earned during the period in accordance with existing contracts.

A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for the off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes cash received prior to the reporting date relating to services to be rendered after the reporting date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

Time charter hires are received monthly in advance and are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

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

Foreign currencies

Transactions in currencies other than USD are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into USD at the rates prevailing at that date. All resulting exchange differences are recognized in the consolidated statement of profit or loss in the period in which they arise.

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

Deferred financing costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method. When the relevant loan is terminated or extinguished, the unamortized loan fees are written-off in the consolidated statement of profit or loss.

Vessels

Vessels are stated at cost less accumulated depreciation and any accumulated impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition.

The cost of a LNG vessel is split into two components, a “vessel component” and a “dry-docking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management’s estimation about the amount that the Partnership would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life.

The LNG vessels are required to undergo a dry-docking overhaul every five years to restore their service potential and to meet their classification requirements that cannot be performed while the vessels are operating. The dry-docking component is estimated at the time of a vessel’s delivery from the shipyard or acquisition from the previous owner and is measured based on the estimated cost of the first dry-docking, subsequent to its acquisition, based on the Partnership’s historical experience with similar types of vessels. For subsequent dry-dockings actual costs are capitalized when incurred. The dry-docking component is depreciated over the period of five years in case of new vessels, and until the next dry-docking for secondhand vessels.

Costs that will be capitalized as part of the future dry-dockings will include a variety of costs incurred directly attributable to the dry-dock and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the dry-dock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Dry-docking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the dry-docking period. Expenses related to regular maintenance and repairs of the vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as the dry-docking.

The expected useful lives are as follows:

Vessel
LNG vessel component	35 years
Dry-docking component	5 years

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

Impairment of vessels

All vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of a vessel exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of profit or loss. The recoverable amount is the higher of a vessel’s fair value less cost of disposal and “value in use”. The fair value less cost of disposal is the amount obtainable from the sale of a vessel in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of a vessel and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual vessels. Each vessel is considered to be a single cash-generating unit. The fair value less cost of disposal of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to the consolidated statement of profit or loss in the periods when the hedged item affects the consolidated statement of profit or loss. Hedge accounting is discontinued when the Partnership terminates the hedging relationship, when the hedging instrument expires or is sold, terminated or exercised, or when it no longer qualifies for hedge accounting.

Any gain or loss accumulated in equity at that time remains in equity and is recognized in the consolidated statement of profit or loss when the hedged item affects the consolidated statement of profit or loss. When a forecast transaction designated as the hedged item in a cash flow hedge is no longer expected to occur, the gain or loss accumulated in equity is recycled immediately to the consolidated statement of profit or loss.

Segment information

Each vessel-owning company owns one LNG carrier which is operated under a long-term time charter with similar operating and economic characteristics. Consequently, the information provided to the Chief Executive Officer (the Partnership’s chief operating decision maker), to review the Partnership’s operating results and allocate resources, is on a consolidated basis for a single reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Share-based compensation

Share-based compensation to executives and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 19.

The fair value determined at the grant date of the equity-settled share-based compensation is expensed on a straight-line basis over the vesting period, based on the Partnership’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Partnership revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based compensation reserve.

Critical accounting judgments and key sources of estimation uncertainty

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. The Partnership’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future. Critical accounting judgments are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions.

Critical accounting judgments:

In the process of applying the Partnership’s accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the consolidated financial statements.

Classification of the Partnership interests: The interests in the Partnership comprise common units, subordinated units, a general partner interest and incentive distribution rights. Under the terms of the Partnership Agreement, the Partnership is required to distribute 100% of available cash (as defined in the Partnership Agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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

Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT. Effective December 31, 2016, following management’s annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate is expected to increase the future annual depreciation by $194,852. The estimated residual value of the vessels may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. The Partnership might revise the estimate of the residual values of the vessels in the future in response to changing market conditions.

If regulations place significant limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life will be adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time partly because market prices of scrap rates tend to fluctuate.

Vessel cost: When determining vessel cost, the Partnership recognizes the installment payments paid to the shipyard or the acquisition price paid to the seller for secondhand vessels along with any directly attributable costs of bringing the vessels to their working condition. Directly attributable costs incurred during the vessel construction periods consist of commissions, on-site supervision costs, costs for sea trials, certain critical initial spare parts and equipment, costs directly incurred for negotiating the construction contracts, initial lubricants and other vessel delivery expenses. Any vendor discounts are deducted from the vessel cost. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met.

The vessel cost component is depreciated on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value. The Partnership estimates the useful lives of its vessels to be 35 years from the date of delivery from the shipyard, which the Partnership believes is within industry standards and represents the most reasonable useful life for each of the vessels.

The Partnership must periodically dry-dock each of the vessels for inspection, repairs and any modifications. At the time of delivery of a ship from the shipyard, the Partnership estimates the dry-docking component of the cost of the vessel, representing estimated costs to be incurred during the first dry-docking at the dry-dock yard for a special survey and parts and supplies used in making required major repairs that meet the recognition criteria, based on the Partnership’s historical experience with similar types of vessels. For subsequent dry-dockings actual costs are capitalized when incurred. Costs that will be capitalized as part of the future dry-dockings will include a variety of costs incurred directly attributable to the dry-docking and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the dry-dock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Dry-docking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the dry-docking period. Expenses related to regular maintenance and repairs of the vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as the dry-docking.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

The Partnership recognizes dry-docking costs as a separate component of the vessel’s carrying amounts and amortizes the dry-docking cost on a straight-line basis over the estimated period until the next dry-docking. If the vessel is disposed of before the next dry-docking, the remaining balance of the dry-dock component is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period of disposal. The Partnership expects that its vessels will be required to be dry-docked in approximately 60 months after their delivery from the shipyard, and thereafter every 60 months will be required to undergo special or intermediate surveys and dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. The Partnership amortizes its estimated dry-docking expenses for the first special survey over five years, in case of new vessels, and until the next dry-docking for secondhand vessels unless the Partnership intends to dry-dock the vessels earlier as circumstances arise.

Impairment of vessels: The Partnership evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

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

The Partnership’s estimates of basic market value assume that the vessels are all in seaworthy condition without a need for repair and if inspected would be certified in class without notations of any kind. The Partnership’s estimates are based on approximate market values for the vessels that have been received from shipbrokers, which are also commonly used and accepted by the Partnership’s lenders for determining compliance with the relevant covenants in the Partnership’s credit facilities. Vessel values can be highly volatile, so that the estimates may not be indicative of the future basic market value of the Partnership’s vessels or prices that could be achieved if it were to sell them.

As of December 31, 2016, the carrying amounts of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally were higher than the estimated charter free market value and the Partnership concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Partnership performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. The Partnership’s strategy is to charter its vessels on 5 year-contracts or more, providing the Partnership with contracted stable cash flows. The significant factors and assumptions the Partnership used in its discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses, management fees estimates, residual values and the discount factor. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The estimated daily time charter rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2016, (iii) historical average time charter rates, based on publications by independent third party maritime research services, and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond Partnership’s control, management believes the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, the Partnership used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on the Partnership’s historical experience. All estimates used and assumptions made were in accordance with the Partnership’s internal budgets and historical experience of the shipping industry. The value in use for the five vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

Adoption of new and revised IFRS

Standards and amendments in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. In addition, the standard was further amended in April 2016 to clarify the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation), as well as to give new and amended illustrative examples and practical expedients. Management anticipates that the implementation of this standard will not have a material impact on the Partnership’s financial statements since the Partnership’s revenues are generated by long-term contracts with charterers.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

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

In February 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments are effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted. Entities are not required to present comparative information for preceding periods. Management anticipates that these amendments will only have a disclosure impact on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material on the Partnership’s financial statements.

3. Vessels

The movement in vessels is reported in the following table:

Cost	Vessels
As of January 1, 2015	1,559,701,366
Additions	7,192,495
Fully amortized dry-docking component	(1,624,000)

As of December 31, 2015	1,565,269,861

Additions	5,084,397
Fully amortized dry-docking component	(2,520,000)

As of December 31, 2016	1,567,834,258

Accumulated depreciation
As of January 1, 2015	52,160,061
Depreciation expense	49,971,192
Fully amortized dry-docking component	(1,624,000)

As of December 31, 2015	100,507,253

Depreciation expense	50,013,759
Fully amortized dry-docking component	(2,520,000)

As of December 31, 2016	148,001,012

Net book value
As of December 31, 2015	1,464,762,608

As of December 31, 2016	1,419,833,246

All the vessels have been pledged as collateral under the terms of the Partnership’s bank loan agreements (Note 7).

On April 10, 2014, GasLog acquired three 145,000 cbm steam-powered LNG carriers and on June 4, 2014, June 11, 2014, and June 25, 2014, acquired another three 145,000 cbm steam-powered LNG carriers from a subsidiary of BG Group plc (“BG Group”) for an aggregate cost of $936,000,000 (of which $930,000,000 was paid at closing of these deliveries while the payment of the remaining $6,000,000 will be made upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to Methane Services Limited, a subsidiary of BG Group, for an average six year initial terms. The vessels acquired are the 2006 built Methane Rita Andrea, Methane Jane Elizabeth and Methane Lydon Volney, and the 2007 built Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally. GasLog supervised the construction of all six vessels at Samsung shipyard in Korea for BG Group and has provided technical management for the ships since delivery.

On September 29, 2014, the Partnership acquired from GasLog 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328,000,000. As consideration for this acquisition, the Partnership paid GasLog $118,201,636, representing the difference between the $328,000,000 aggregate purchase price and the $217,000,000 of outstanding indebtedness of the acquired entities (Note 7) plus an adjustment of $7,201,636 in order to maintain the agreed working capital position in the acquired entities of $2,000,000 at the time of acquisition.

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

On November 1, 2016, the Partnership acquired from GasLog 100% of the ownership interests in GAS-seven Ltd., the entity which owns the GasLog Seattle, for an aggregate purchase price of $189,000,000. As consideration for this acquisition, the Partnership paid GasLog $68,141,512 representing the difference between the $189,000,000 aggregate purchase price and the $122,292,478 of outstanding indebtedness of the acquired entity assumed by the Partnership plus an adjustment of $1,433,990 in order to maintain the agreed working capital position in the acquired entity of $1,000,000 at the time of acquisition.

The additions of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally are presented at the cost acquired from BG Group. The acquisitions of the aforementioned vessels by GasLog were treated as asset acquisitions based on the absence of processes attached to the inputs. In addition, management considered that the charter party agreements entered into approximate market rates and has concluded that the contracted daily charter rate approximates fair value on the transaction completion dates, taking into account that the rates agreed with BG Group were in arms’ length negotiations and management’s understanding of the market. Considering the above, the purchase price was allocated in total to vessel cost in both instances. The addition of the GasLog Seattle is presented at the historical construction cost.

4. Trade and Other Receivables

Trade and other receivables consisted of the following:

	As of December 31,
	2015	2016
Due from charterers	783,507	634,433
VAT receivable	101,771	32,344
Accrued income	328,267	958,063
Insurance claims	2,851,665	115,518
Other receivables	1,554,735	1,417,813

Total	5,619,945	3,158,171

As of December 31, 2015, insurance claims included a claim receivable of $2,693,614 relating to a hull and machinery incident that was settled in 2016.

As of December 31, 2015 and 2016, no receivable balances were past due or impaired, and therefore no allowance was necessary.

5. Other Non-Current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2015	2016
Accrued revenue from straight-line revenue	1,885,941	927,918
Various guarantees	155,178	—
Deferred financing cost	74,442	—

Total	2,115,561	927,918

Various guarantees as of December 31, 2015, represent amounts due from a related party for advances made to GasLog LNG Services Ltd. in connection with security to a bank guarantee provided to the Greek government for GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-seven Ltd.

6. Owners’/Partners’ Capital

As of January 1, 2014 the capital of each of the subsidiaries consisted of 12,000 authorized common shares with a par value of $1 per share, all of which have been issued and are outstanding, resulting in a total owners’ capital of $48,000. Each share was entitled to one vote.

Capital contributions represent capital contributed by the owner of each subsidiary in excess of par value to fund working capital and shipyard installments and capital contributed through contributed services.

The reconciliation of owners’ capital is as follows:

	Share capital	Contributed surplus	Cash flow hedging reserve	Retained earnings	Total Owners’ capital
Balance as of January 1, 2014	48,000	178,769,080	(8,838,412)	17,112,271	187,090,939

Capital contributions	—	232,561,000	—	—	232,561,000
Dividend declared				(8,810,000)	(8,810,000)
Profit attributable to GasLog’s operations	—	—	—	34,499,294	34,499,294
Other comprehensive income attributable to GasLog’s operations	—	—	1,996,892	—	1,996,892

Total comprehensive income attributable to GasLog’s operations	—	—	1,996,892	34,499,294	36,496,186

Net contribution to the Partnership	(36,000)	(241,124,880)	3,721,092	(27,819,321)	(265,259,109)

Balance as of December 31, 2014	12,000	170,205,200	(3,120,428)	14,982,244	182,079,016

Dividend declared	—	—	—	(7,800,000)	(7,800,000)
Profit attributable to GasLog’s operations	—	—	—	12,608,940	12,608,940
Other comprehensive income attributable to GasLog’s operations	—	—	593,225	—	593,225

Total comprehensive income attributable to GasLog’s operations	—	—	593,225	12,608,940	13,202,165

Net contribution to the Partnership	—	(139,536,000)	—	(13,630,510)	(153,166,510)

Balance as of December 31, 2015	12,000	30,669,200	(2,527,203)	6,160,674	34,314,671

Capital contributions	—	29,990,513	—	—	29,990,513
Profit attributable to GasLog’s operations	—	—	—	72,869	72,869
Other comprehensive income attributable to GasLog’s operations	—	—	2,527,203	—	2,527,203

Total comprehensive income attributable to GasLog’s operations	—	—	2,527,203	72,869	2,600,072

Net contribution to the Partnership	(12,000)	(60,659,713)	—	(6,233,543)	(66,905,256)

Balance as of December 31, 2016	—	—	—	—	—

As described in Note 1, on May 12, 2014, the Partnership completed its IPO and issued (1) 162,358 common units, 9,822,358 subordinated units and all of the IDRs to GasLog, (2) 400,913 general partner units to the general partner and (3) 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters) at a price of $21.00 per unit. The net proceeds from the IPO amounted to $186,030,150 after deducting underwriting discount and underwriters’ expenses of $13,729,850 and the equity offering expenses of $3,100,000.

On September 29, 2014, GasLog Partners completed an equity offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were approximately $133,005,596. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. The net proceeds from the issuance of the general partner units were $2,846,947.

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

On August 5, 2016, GasLog Partners completed an equity offering of 2,750,000 common units at a public offering price of $19.50 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were $52,298,687. In connection with the offering, the Partnership issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,094,379.

As of December 31, 2016, the Partnership’s capital consisted of 24,572,358 outstanding common units, 9,822,358 outstanding subordinated units and 701,933 outstanding general partner units.

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

On January 27, 2016, the board of directors declared a quarterly cash distribution, with respect to the quarter ended December 31, 2015, of $0.478 per unit. The cash distribution was paid on February 12, 2016, to all unitholders of record as of February 8, 2016.

On April 27, 2016, the board of directors declared a quarterly cash distribution, with respect to the quarter ended March 31, 2016, of $0.478 per unit. The cash distribution was paid on May 13, 2016, to all unitholders of record as of May 9, 2016.

On July 27, 2016, the board of directors declared a quarterly cash distribution, with respect to the quarter ended June 30, 2016 of $0.478 per unit. The cash distribution was paid on August 12, 2016, to all unitholders of record as of August 8, 2016.

On October 26, 2016, the board of directors declared a quarterly cash distribution, with respect to the quarter ended September 30, 2016 of $0.478 per unit. The cash distribution was paid on November 11, 2016, to all unitholders of record as of November 7, 2016.

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

General Partner Interest

The Partnership Agreement provides that the general partner initially will be entitled to 2.0% of all distributions that the Partnership makes prior to its liquidation. The general partner has the right, but not the obligation, to contribute a proportionate amount of capital to the Partnership to maintain its 2.0% general partner interest if the Partnership issues additional units. The general partner’s 2.0% interest, and the percentage of the Partnership’s cash distributions to which it is entitled, will be proportionately reduced if the Partnership issues additional units in the future and the general partner does not contribute a proportionate amount of capital to the Partnership in order to maintain its 2.0% general partner interest. The general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to the Partnership of common units based on the current market value of the contributed common units.

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

Subordinated Units

GasLog holds all of the Partnership’s subordinated units. The principal difference between the common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $0.375 per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if the Partnership has earned and paid at least $0.375 on each outstanding common and subordinated unit and the corresponding distribution on the general partner’s 2.0% interest for any three consecutive four-quarter periods ending on or after March 31, 2017. After the subordination period ends all subordinated units will convert into common units on a one-for-one basis and the common units will no longer be entitled to arrearages.

7. Borrowings

Borrowings as of December 31, 2015 and 2016 consisted of the following:

	As of December 31,
	2015	2016
Amounts due within one year	336,000,000	48,081,252
Less: unamortized deferred loan issuance costs	(2,852,551)	(2,958,763)

Borrowings—current portion	333,147,449	45,122,489

Amounts due after one year	540,000,000	776,914,972
Less: unamortized deferred loan issuance costs	(6,445,249)	(8,285,320)

Borrowings—non-current portion	533,554,751	768,629,652

Total	866,702,200	813,752,141

Terminated Facilities:

(a) DnB Bank ASA and Export-Import Bank of Korea:

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

(b) Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC syndicated loan:

On October 3, 2011, GAS-five Ltd. and GasLog’s subsidiary GAS-six Ltd. entered into a loan agreement of up to $277,000,000 with Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC in order to partially finance the acquisition of two LNG vessels. The loan agreement provided for two equal tranches that were drawn on May 24, 2013 and July 19, 2013 for the financing of the GasLog Sydney and the GasLog Skagen. Each tranche was repayable in 23 quarterly installments, together with a final balloon payment of $89,617,647 payable concurrently with the last installments in 2019. In connection with the Partnership’s IPO on May 12, 2014, the credit facility entered was amended to among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney, (2) permit GasLog’s contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd. facility. In connection with these amendments, the Partnership prepaid $82,633,649 of the new GAS-five Ltd. facility with proceeds of the IPO. On November 19, 2014, the outstanding amount of $48,225,101 under the GAS-five Ltd. credit facility was fully repaid.

(c) Citibank N.A. London Branch facility:

On April 1, 2014, in connection with the acquisition of the three LNG carriers from BG Group (Note 3), GasLog signed a loan agreement of $325,500,000 with Citibank, N.A. London Branch acting as security agent and trustee for and on behalf of the other finance parties. The loan had a two year maturity without intermediate payments bearing interest at LIBOR plus a margin and was drawn on April 9, 2014, to partially finance the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney. In connection with the closing of the Partnership’s acquisition of the two entities that own the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, the Partnership and GasLog Partners Holdings LLC executed a supplemental deed that, among other things, permitted the Partnership to acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog and added the Partnership and GasLog Partners Holdings LLC as guarantors. The debt of $217,000,000 was assumed by the Partnership for the acquisition of GAS-sixteen Ltd. and GAS-seventeen Ltd. On October 9, 2014, the Partnership prepaid $25,000,000 from a portion of the proceeds of the follow-on equity offering (Note 6). The assumed balance of $192,000,000 was fully repaid on November 19, 2014.

(d) Citibank N.A. London Branch facility:

Following the acquisition of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the Partnership assumed $325,500,000 of outstanding indebtedness of the acquired entities. The loan agreement was signed by GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., on May 12, 2014 with Citibank N.A. London Branch, acting as security agent and trustee for and on behalf of the other finance parties. The loan has a two-year maturity bearing interest at LIBOR plus a margin and $108,500,000 was drawn on each of June 3, 2014, on June 10, 2014 and on June 24, 2014 to partially finance the deliveries of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively. Using the proceeds of the equity offering completed in June 2015, GasLog Partners prepaid $10,000,000 of the GAS-nineteen Ltd. tranche on September 4, 2015, $5,000,000 of the GAS-twenty Ltd. tranche on December 10, 2015 and $5,000,000 of the GAS-twenty one Ltd. tranche on December 29, 2015. On April 5, 2016, the outstanding amount of $305,500,000 under the facility was fully repaid.

(e) Credit Suisse AG facility:

On January 18, 2012, GAS-seven Ltd. entered into a loan agreement of up to $144,000,000 with Credit Suisse AG, for the purpose of financing one of the newbuilding vessels. The agreement provided for a single tranche that was drawn on December 4, 2013 for the financing of the GasLog Seattle. On July 25, 2016, the outstanding amount of $124,000,000 under the facility was fully repaid.

Existing Facilities:

(a) Citibank N.A., London Branch, Nordea Bank Finland PLC London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas:

On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd, GasLog Partners LP and GasLog Partners Holdings LLC entered in a loan agreement with Citibank N.A., London Branch, acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000,000 (the “Partnership Facility”) for the purpose of refinancing in full the existing debt facilities. The agreement provides for a single tranche that was drawn on November 18, 2014. The credit facility bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2016 was $405,000,000 and is repayable in 12 quarterly installments of $5,625,000 and a final balloon payment of $337,500,000 together with the last quarterly installment in 2019.

On May 8, 2015, the GasLog Partners entered into a supplemental deed relating to the aforementioned loan facility, via which the Partnership’s lenders unanimously approved changes to the facility agreement to reflect the amendments to the three time charters agreed with BG Group on April 21, 2015. As the aforementioned deed did not result in substantially different terms to the original loan agreement, the amendments were considered a modification of the existing terms. Consequently, the additional fees of $515,441 incurred during the year ended December 31, 2015 have been accounted for as deferred financing fees and will be amortized over the remaining term of the loan facility using the effective interest method.

Securities covenants and guarantees

The Partnership Facility is secured as follows: (i) first priority mortgages over the vessels owned by the borrowers, (ii) guarantees from the Partnership and its subsidiary GasLog Partners Holdings LLC, (iii) a pledge or a negative pledge of the share capital of the borrowers and (iv) a first priority assignment of all earnings and insurances related to the vessels owned by the borrowers.

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

The Partnership, as corporate guarantor for the Partnership Facility is also subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

(i)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15,000,000;

(ii)	total indebtedness divided by total capitalization must be less than 60.0%;

(iii)	the ratio of EBITDA over debt service obligations as defined in the Partnership’s guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%; and

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

GasLog Partners was in compliance with the Partnership Facility covenants as of December 31, 2016.

(b) Five Vessel Refinancing

On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements (the “Five Vessel Refinancing”) to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The Five Vessel Refinancing is comprised of a five-year senior tranche facility of up to $396,500,000 and a two-year bullet junior tranche of up to $180,000,000. The vessels covered by the Five Vessel Refinancing are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne. ABN AMRO Bank N.V. and DNB (UK) Ltd. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited.

On April 5, 2016, $216,864,780 and $89,875,000 under the senior and junior tranche, respectively, of the Five Vessel Refinancing were drawn by the Partnership to refinance $305,500,000 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. The balance outstanding as of December 31, 2016 was $207,828,747 under the senior tranche that is repayable in 18 quarterly installments and $89,874,999 under the junior tranche that shall be repaid in full 24 months after the drawdown date.

Securities covenants and guarantees

The Five Vessel Refinancing is secured as follows: (i) first and second priority mortgages over the ships owned by the respective borrowers, (ii) guarantee from GasLog, guarantees up to the value of the commitments relating to the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally from the Partnership and GasLog Partners Holdings LLC and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, (iii) a share charge over the share capital of the respective borrower and (iv) first and second priority assignment of all earnings and insurance related to the ship owned by the respective borrower.

The Five Vessel Refinancing impose certain operating and financial restrictions on the Partnership and GasLog. These restrictions generally limit the Partnership’s and GasLog’s collective subsidiaries’ ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, the Partnership or any of its affiliates, (c) sell or otherwise dispose of assets, including ships, (d) engage in merger transactions, (e) enter into, terminate or amend any charter, (f) amend shipbuilding contracts, (g) change the manager of ships, or (h) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The GasLog and the Partnership’s guarantees to the Five Vessel Refinancing impose specified financial covenants that apply to the Partnership and GasLog and its subsidiaries on a consolidated basis.

The financial covenants that apply to the Partnership include the following:

(v)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15,000,000;

(vi)	total indebtedness divided by total assets must be less than 60.0%;

(vii)	the ratio of EBITDA over debt service obligations as defined in the Partnership’s guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%; and

(viii)

the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The financial covenants that apply to GasLog and its subsidiaries on a consolidated basis include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;

(ii)	total indebtedness divided by total assets must not exceed 75.0%;

(iii)	the ratio of EBITDA over debt service obligations as defined in the GasLog guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50,000,000 after the first drawdown;

(v)

GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

(vi)	GasLog’s market value adjusted net worth must at all times be not less than $350,000,000.

The Five Vessel Refinancing also imposes certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership’s and GasLog’s ability to make any substantial change in the nature of the Partnership’s or GasLog’s business or to engage in transactions that would constitute a change of control, as defined in the Five Vessel Refinancing, without repaying all of the Partnership’s and GasLog’s indebtedness under the Five Vessel Refinancing in full.

The Five Vessel Refinancing contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, they contain covenants requiring the Partnership, GasLog and certain of their subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at not less than 115.0% until the maturity of the junior tranche, and 120.0% at any time thereafter, of the then outstanding amount under the applicable facility and any related swap exposure. If the Partnership and GasLog fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

(c) Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, Skandinaviska Enskilda Banken AB (publ), HSBC Bank Plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V.:

On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1,050,000,000 (the “Legacy Facility Refinancing”) with a number of international banks, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea. Citigroup Global Market Limited, Credit Suisse AG and Nordea Bank AB were mandated lead arrangers to the transaction. The other banks in the syndicate are: Skandinaviska Enskilda Banken AB (publ), HSBC Bank Plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. Nordea Bank

AB, London Branch is the agent and security agent for the transaction. The Legacy Facility Refinancing is comprised of a five-year term loan facility of up to $950,000,000 and a revolving credit facility of up to $100,000,000.

Following the acquisition of GAS-seven Ltd., the Partnership assumed $122,292,478 which was drawn on July 25, 2016 under the term loan facility to refinance the existing indebtedness of $124,000,000 of GAS-seven Ltd. The aforementioned refinancing was considered an extinguishment of the existing debt facility. Consequently, the unamortized loan fees of $2,434,486 were written off to profit or loss for the year ended December 31, 2016. The balance outstanding as of December 31, 2016 was $122,292,478 under the term loan that is repayable in ten semi-annual installments of $3,754,594 each and a balloon payment of $84,746,538 due together with the last installment in July 2021, while the revolving credit facility available amount of $12,872,892 can be drawn at any time until December 31, 2020. Amounts drawn bear interest at LIBOR plus a margin.

Securities covenants and guarantees

The credit agreement is secured as follows: (i) first priority mortgages over the ships owned by the respective borrowers, (ii) guarantee from GasLog, guarantees up to the value of the commitments relating to the GasLog Seattle from the Partnership and GasLog Partners Holdings LLC and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, (iii) a share security over the share capital of each of the respective borrowers and (iv) a first priority assignment of all earnings, excluding the vessels participating in the spot market, and insurance related to the ships owned by the respective borrowers.

The Legacy Facility Refinancing imposes certain operating and financial restrictions on GasLog. These restrictions generally limit GasLog’s ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with any of GasLog’s affiliates, (c) sell or otherwise dispose of assets, including ships, (d) engage in merger transactions, (e) enter into, terminate or amend any charter, (f) amend shipbuilding contracts, (g) change the manager of ships, or (h) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The Legacy Facility Refinancing also imposes specified financial covenants that apply to GasLog and its subsidiaries on a consolidated basis.

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;

(ii)	total indebtedness divided by total assets must not exceed 75.0%;

(iii)	the ratio of EBITDA over debt service obligations as defined in the GasLog guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50,000,000 after the first drawdown;

(v)

GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

(vi)	GasLog’s market value adjusted net worth must at all times be not less than $350,000,000.

The Legacy Facility Refinancing also imposes certain customary restrictions relating to GasLog and its subsidiaries, including restrictions that limit GasLog’s ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the Legacy Facility Refinancing, without repaying all of GasLog’s indebtedness under the Legacy Facility Refinancing in full.

The Legacy Facility Refinancing contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, it contains covenants requiring GasLog to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessels and (ii) the market value of any additional security provided to the lenders at any time at not less than 120.0% of the then outstanding amount plus any undrawn amounts under the applicable facilities. If GasLog fails to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

(d) Loan from related parties

Following the IPO on May 12, 2014, the Partnership entered into a $30,000,000 revolving credit facility with GasLog to be used for general partnership purposes. The credit facility is unsecured and provides for an availability period of 36 months and bears interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest increased to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. Each advance drawn will be repayable within a period of 6 months after the respective drawdown date but is subject to unconditional right of immediate renewal if no repayment is made. As of December 31, 2015, the outstanding balance of the revolving credit facility was $15,000,000. Amounts of $10,000,000 and $5,000,000 were repaid into the revolving facility on March 31, 2016 and August 17, 2016, respectively, leaving a balance of zero. On November 18, 2016, the Partnership drew $10,000,000 which was repaid on December 30, 2016. As of December 31, 2016, the outstanding balance of the revolving credit facility was nil.

Borrowings Repayment Schedule

The maturity table below reflects the principal repayments of the borrowings outstanding as of December 31, 2016 based on their repayment schedules:

As of December 31, 2016
Not later than one year	48,081,252
Later than one year and not later than three years	523,537,505
Later than three years and not later than five years	253,377,467

Total	824,996,224

The weighted average total interest rate, for the above mentioned credit facilities, as of December 31, 2016 was 3.56% (December 31, 2015: 3.03%).

As the bank facilities bear interest at variable interest rates, the aggregate fair value of the aforementioned facilities as of December 31, 2016 is equal to the amount outstanding of $824,996,224. The fair value of the revolving credit facility as of December 31, 2016 was nil.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of December 31,
	2015	2016
Unearned revenue	17,365,081	17,418,644
Accrued legal and professional fees	194,979	171,492
Accrued crew costs	2,401,536	2,400,086
Accrued off-hire	156,841	140,815
Accrued purchases	1,047,089	1,090,957
Accrued interest	3,355,589	6,856,835
Accrued board of directors fees	218,750	187,500
Other payables and accruals	849,751	1,056,065

Total	25,589,616	29,322,394

The unearned revenue of $17,418,644 represents monthly charter hires received in advance as of December 31, 2016 relating to January 2017 (December 31, 2015: $17,365,081).

9. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2014	2015	2016
Board of directors’ fees	673,370	1,093,424	993,354
Share-based compensation (Note 19)	—	205,196	479,856
Legal and professional fees	1,123,447	2,060,426	1,124,376
Commercial management fees (Note 12)	2,927,500	3,420,000	3,390,000
Administrative fees (Note 12)	1,417,732	3,822,000	4,802,000
Directors and officers’ liability insurance	334,234	426,259	67,651
Other expenses	454,332	496,068	853,461

Total	6,930,615	11,523,373	11,710,698

10. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the year ended December 31,
	2014	2015	2016
Management fees and other vessel management expenses (Note 12)	4,018,065	4,920,000	4,968,000
Crew wages	20,630,242	23,779,553	23,358,239
Technical maintenance expenses	3,679,661	9,162,543	11,166,142
Provisions and stores	1,661,028	2,380,648	2,237,528
Insurance expenses	2,747,045	3,735,793	3,329,172
Other operating expenses	2,995,321	3,761,355	2,950,980

Total	35,731,362	47,739,892	48,010,061

11. Net Financial Income and Costs

An analysis of financial income and financial costs is as follows:

	For the year ended December 31,
	2014	2015	2016
Financial income
Financial income	48,545	28,535	180,455

Total financial income	48,545	28,535	180,455

Financial costs
Amortization of deferred loan issuance costs	12,767,545	3,642,748	6,713,906
Interest expense on loans	22,441,806	27,330,951	28,552,938
Realized loss on cash flow hedges	996,326	—	—
Commitment fees	—	14,000	619,767
Other financial costs	1,518,988	223,840	315,829

Total financial costs	37,724,665	31,211,539	36,202,440

During the year ended December 31, 2016, an amount of $2,434,486 representing the write-off of the unamortized deferred loan issuance costs in connection with the repayment of the loan agreement of GAS-seven Ltd. with Credit Suisse AG on July 25, 2016 is included in Amortization of deferred loan issuance costs.

During the year ended December 31, 2014, (i) an amount of $9,018,650 representing the write-off of the unamortized deferred loan issuance costs in connection with the repayment of the then existing debt facilities (Note 7) is included in Amortization of deferred loan issuance costs and (ii) an amount of $1,232,161 related to termination fees for the aforementioned debt is included in Other financial costs.

12. Related Party Transactions

The Partnership has the following balances with related parties which are included in the consolidated statements of financial position:

Amounts due from related parties

	As of December 31,
	2015	2016
Due from GasLog LNG Services(a)	779,509	4,353,376

Total	779,509	4,353,376

Amounts due to related parties

	As of December 31,
	2015	2016
Due to GasLog(b)	999,767	255,016
Due to GasLog Carriers Ltd. (“GasLog Carriers”)(c)	27,100,600	—

Total	28,100,367	255,016

(a)	The balances represent mainly net amounts advanced to the Manager to cover future operating expenses of the Partnership.

(b)	The balances of $999,767 and $255,016 as of December 31, 2015 and December 31, 2016, respectively, represent payments made by GasLog on behalf of the Partnership.

(c)

As of December 31, 2015, the balance due to GasLog Carriers, the parent company of GAS-seven Ltd. prior to its acquisition by the Partnership, represented mainly amounts paid directly by GasLog Carriers on behalf of GAS-seven Ltd. covering expenses during the construction period. As of December 31, 2016, $26,904,206 of the outstanding balance was contributed to the share capital of GAS-seven Ltd. by GasLog Carriers (Note 17) and the balance was fully settled.

Loans due to related parties

	As of December 31,
	2015	2016
Revolving credit facility with GasLog	15,000,000	—

Total	15,000,000	—

The details of the revolving credit facility with GasLog are disclosed in Note 7.

The Partnership had the following transactions with related parties for the years ended December 31, 2014, 2015 and 2016:

Company	Details	Account	2014	2015	2016
GasLog	Commercial management fee(i)	General and administrative expenses	2,927,500	3,420,000	3,390,000
GasLog	Administrative services fee(ii)	General and administrative expenses	1,417,732	3,822,000	4,802,000
GasLog LNG Services	Management fees and other vessel management expenses(iii)	Vessel operating costs	4,018,065	4,920,000	4,968,000
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	177,534	175,450	50,000
GasLog	Professional and advisory fees(iv)	General and administrative expenses	—	734,936	—
GasLog	Interest on revolving credit facility (Note 7)	Interest expense	200,694	1,680,000	413,333
GasLog	Commitment fee on revolving credit facility (Note 7)	Other financial costs	—	14,000	566,667
GasLog	Interest on interest rate swaps (Note 16)	Loss on interest rate swaps	—	—	548,808

(i)	Commercial Management Agreements

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

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts. In December 2013, GAS-seven Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $540,000 that was amended to $360,000 when the vessel was acquired by the Partnership on November 1, 2016.

The same provisions are included in the commercial management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., entered into with GasLog upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Commercial Management Agreements and the commercial management agreement between GAS-seven Ltd. and GasLog, the “Commercial Management Agreements”).

(ii)	Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog receives a service fee of $588,000 per vessel per year in connection with providing services under this agreement. On November 16, 2016, the Board of Directors approved an increase in the service fee payable to GasLog under the terms of the Administrative Services Agreement. With effect from January 1, 2017, fees of $630,000 per vessel per year will be payable.

(iii)	Ship Management Agreements

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

The same provisions are included in the ship management agreement that GAS-seven Ltd. entered into with the Manager upon its delivery from the shipyard in 2013 that was amended in May 2015 (see below).

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46,000 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1,000 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72,000 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Ship Management Agreements and the ship management agreement between GAS-seven Ltd. and the Manager, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses and in the case of GAS-seven Ltd. to also increase the fixed monthly charge to $46,000 with effect from April 1, 2015. In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure.

(iv)	Professional and advisory fees paid to third parties by GasLog on behalf of the Partnership.

Omnibus Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The omnibus agreement governs among other things (i) when and the extent to which the Partnership and GasLog may compete against each other, (ii) the time and the value at which the Partnership may exercise the right to purchase certain offered vessels by GasLog (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog’s provisions of certain indemnities to the Partnership. On September 29, 2014, June 26, 2015 and October 27, 2016 the Partnership exercised the option to acquire (i) the Methane Rita Andrea and the Methane Jane Elizabeth, (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally and (iii) the GasLog Seattle, respectively.

13. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements as of December 31, 2016, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

As of December 31, 2016
Not later than one year	229,769,704
Later than one year and not later than three years	329,363,583
Later than three years and not later than five years	62,770,000

Total	621,903,287

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., respectively, is counter guarantor for the acquisition from BG Group of 83.33% of depot spares with an aggregate value of $6,000,000, of which $660,000 have been purchased and paid as of December 31, 2016 by GasLog. These spares should be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

14. Financial Risk Management

The Partnership’s activities expose it to a variety of financial risks, including market risk, liquidity risk and credit risk. The Partnership’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Partnership’s financial performance. The Partnership makes use of derivative financial instruments such as interest rate swaps to mitigate certain risk exposures.

Market risk

Interest Rate Risk: The Partnership is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Partnership’s operating margins, results of operations and its ability to service its debt. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize economic risks and costs associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2016, the Partnership had economically hedged 47.27% of its floating interest rate exposure on its outstanding borrowings by swapping the variable rate for a fixed rate (December 31, 2015: 14.61% and December 31, 2014: 14.45%).

The aggregate principal amount of the Partnership’s outstanding floating rate debt which was not economically hedged as of December 31, 2016 was $434,996,225 (December 31, 2015: $748,000,000). As an indication of the extent of the Partnership’s sensitivity to interest rate changes, an increase or decrease in LIBOR by 10 basis points would have decreased or increased, respectively, the profit during the year ended December 31, 2016 by $730,246, based upon its debt level during the period (December 31, 2015: $905,278 and December 31, 2014: $583,628).

Interest Rate Swaps: The fair value of the swaps as of December 31, 2016 was estimated as a net asset of $4,171,800 (December 31, 2015: net liability of $2,405,448). For the years ended December 31, 2016 and December 31, 2015, the interest rate swaps were not designated as cash flow hedging instruments (Note 16). For the year ended December 31, 2014, the interest rate swaps were designated as cash flow hedging instruments and a loss of $367,580 was recognised directly in the consolidated statement of changes in owners’/partners’ equity.

As of December 31, 2016, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to approximately $1,766,052 (December 31, 2015: $501,126 and December 31, 2014: $628,280) affecting loss on swaps in the respective periods.

Currency Risk: Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership’s functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros. Specifically, for the year ended December 31, 2016, approximately $25,599,786, of the operating and administrative expenses were denominated in euros (December 31, 2015: $24,579,264 and December 31, 2014: $18,350,197). As of December 31, 2016, approximately $2,811,462 of the Partnership’s outstanding trade payables and accruals were denominated in euros (December 31, 2015: $4,963,344).

The Partnership does not hedge movements in exchange rates but management monitors the exchange rate fluctuations on a continuous basis. As an indication of the extent of the Partnership’s sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased its profit and cash flows during the year ended December 31, 2016 by $2,559,979, based upon its expenses during the year (December 31, 2015: $2,457,926 and December 31, 2014: $1,835,020).

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

	Weighted- average effective interest rate	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2016
Trade accounts payable		1,271,606	82,404	66,951	—	—	1,420,961
Due to related parties		—	255,016	—	—	—	255,016
Other payables and accruals*		7,086,508	4,107,072	710,170	—	—	11,903,750
Other non-current liabilities		—	—	—	182,284	—	182,284
Variable interest loans	3.56%	8,461,873	7,358,520	55,079,988	835,818,500	—	906,718,881
Fixed interest loans**		—	—	317,101	528,432	—	845,533

Total		16,819,987	11,803,012	56,174,210	836,529,216	—	921,326,425

December 31, 2015
Trade accounts payable		2,466,299	169,397	107,594	—	—	2,743,290
Due to related parties		—	137,267	27,963,100	—	—	28,100,367
Other payables and accruals*		2,620,286	5,390,640	213,609	—	—	8,224,535
Other non-current liabilities		—	—	—	182,200	—	182,200
Variable interest loans	2.90%	—	10,519,557	344,866,578	579,965,690	—	935,351,825
Fixed interest loans***		—	318,500	962,500	15,462,000	—	16,743,000

Total		5,086,585	16,535,361	374,113,381	595,609,890	—	991,345,217

*	Unearned revenue is excluded since it is not a financial liability.

**

A commitment fee of 2.4% and 0.9% is charged on the available amount of the revolving credit facility with GasLog and the available amount of the revolving credit facility of GAS-seven Ltd., respectively.

***	Interest is charged at 6.0% on the outstanding amount, while the commitment fee is charged at 2.4% on the available amount of the revolving credit facility with GasLog.

The amounts included above for variable interest rate instruments is subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The following tables detail the Partnership’s expected cash flows for its derivative financial liabilities. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that are settled on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the interest rate swaps.

	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2016
Interest rate swaps	(31,065)	—	(1,581,228)	5,359,222	819,359	4,566,288

Total	(31,065)	—	(1,581,228)	5,359,222	819,359	4,566,288

December 31, 2015
Interest rate swaps	—	(364,171)	(1,171,764)	(901,456)	—	(2,437,391)

Total	—	(364,171)	(1,171,764)	(901,456)	—	(2,437,391)

The Partnership expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year-end) and the cash generated by operating activities. The Partnership expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Partnership is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Partnership deals exclusively with financial institutions and customers with high credit ratings.

	As of December 31,
	2015	2016
Cash and cash equivalents	62,676,654	50,457,609
Short-term investments	—	1,500,000
Trade and other receivables	5,619,945	3,158,171

For the years ended December 31, 2014, December 31, 2015 and December 31, 2016, all of the Partnership’s revenue was earned from subsidiaries of Royal Dutch Shell plc (“Shell”) and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership’s counterparty and the fact that the hire is being collected in advance. The Partnership did not experience credit losses on its accounts receivable portfolio during the years ended December 31, 2014, December 31, 2015 and December 31, 2016. The carrying amount of financial assets recorded in the consolidated financial statements represents the Partnership’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Partnership’s counterparty.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

15. Capital Risk Management

The Partnership’s objectives when managing capital are to safeguard the Partnership’s ability to continue as a going concern and to pursue future growth opportunities. Among other metrics, the Partnership monitors capital using a total indebtedness to total assets ratio, which is total debt and derivative financial instruments divided by total assets. The total indebtedness to total assets ratio is as follows:

	As of December 31,
	2015	2016
Derivative financial instruments—non-current asset	—	(6,008,285)
Borrowings—current liability	333,147,449	45,122,489
Derivative financial instruments—current liability	1,623,197	1,836,485
Borrowings—non-current liability	533,554,751	768,629,652
Derivative financial instruments—non-current liability	782,251	—

Total indebtedness	869,107,648	809,580,341

Total assets	1,538,214,881	1,489,138,934
Total indebtedness/total assets	56.50%	54.37%

16. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	As of December 31,
	2015	2016
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	—	6,008,285

Total	—	6,008,285

Derivative financial instruments, non-current asset	—	6,008,285

Total	—	6,008,285

The fair value of the derivative liabilities is as follows:

	As of December 31,
	2015	2016
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	2,405,448	1,836,485

Total	2,405,448	1,836,485

Derivative financial instruments, current liability	1,623,197	1,836,485
Derivative financial instruments, non-current liability	782,251	—

Total	2,405,448	1,836,485

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month U.S. dollar LIBOR, and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	Notional Amount
						December 31, 2015	December 31, 2016
GAS-seven Ltd.	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	96,000,000	—
GAS-seven Ltd.	Credit Suisse AG	April 2014	May 2014	May 2019	1.77%	32,000,000	—
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.54%	—	130,000,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%	—	130,000,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.715%	—	130,000,000

						128,000,000	390,000,000

During 2014, the Partnership terminated the existing interest rate swap agreements of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. (designated as cash flow hedging instruments and held for trading) by paying their fair values on the respective termination dates of $4,634,312 plus accrued interest of $616,235. The cumulative loss of $6,085,564 from the period that their hedging was effective was recycled to profit or loss during the year ended December 31, 2014.

In July 2016, the Partnership terminated the interest rate swap agreements of GAS-seven Ltd. associated with the Legacy Facility Refinancing (Note 7) paying their fair value on that date. The cumulative loss of $2,527,203 from the period that hedging was effective was recycled to profit or loss during the year ended December 31, 2016 (December 31, 2015: $593,225).

In November 2016, the Partnership entered into three interest rate swap agreements with GasLog at a notional aggregate value of $390,000,000, maturing between 2020 and 2022.

For the year ended December 31, 2014, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to a loss of $367,580 has been recognized in other comprehensive income. The change in the fair value of the contracts not designated as cash flow instruments for the year ended December 31, 2016 amounted to a gain of $1,639,824 (December 31, 2015: $106,661 loss and December 31, 2014: $2,233,018 loss), which was recognized against earnings in the period incurred and is included in Loss on interest rate swaps.

An analysis of Loss on interest rate swaps is as follows:

	For the year ended December 31,
	2014	2015	2016
Realized loss on interest rate swaps held for trading	(4,605,517)	(2,444,536)	(1,625,907)
Unrealized (loss)/gain on interest rate swaps held for trading	(2,233,018)	(106,661)	1,639,824
Recycled loss of cash flow hedges reclassified to profit or loss	(6,085,564)	(593,225)	(2,527,203)
Ineffective portion on cash flow hedges	20,874	—	—

Total Loss on interest rate swaps	(12,903,225)	(3,144,422)	(2,513,286)

Fair value measurements

The fair value of the Partnership’s financial assets and liabilities approximate to their carrying amounts at the reporting date.

The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the interest rate curves at the end of the reporting period and the estimation of the counterparty risk and the Partnership’s own risk inherent in the contract. The interest rate swaps met Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement. There were no financial instruments in Levels 1 or 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the levels, provided by IFRS 13 Fair Value Measurement, are based on the degree to which the fair value is observable:

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

17. Non-Cash Items on Statements of Cash Flows

As of December 31, 2016, there were capital expenditures before dropdown of $26,904,206 paid through capital contributions (December 31, 2015: $0, December 31, 2014: $0).

As of December 31, 2016, there were capital expenditures of $0 which had not been paid during the year ended December 31, 2016 and were included in current liabilities (December 31, 2015: $212,777, December 31, 2014: $179,092).

As of December 31, 2016, there were capital expenditures for vessels paid through related parties of $0 (December 31, 2015: $0, December 31, 2014: $158,204).

As of December 31, 2016, there were financing costs of $0 which had not been paid during the year ended December 31, 2016 and were included in liabilities (December 31, 2015: $30,248, December 31, 2014: $377,067).

As of December 31, 2016, there were financing costs of $1,378,785 paid through capital contributions (December 31, 2015: $0, December 31, 2014: $0).

As of December 31, 2016, there were financing costs paid by related parties of $0 (December 31, 2015: $44,193, December 31, 2014: $0).

As of December 31, 2016, there were offering costs of $5,035 which had not been paid during the year ended December 31, 2016 and were included in liabilities (December 31, 2015: $0, December 31, 2014: $86,766).

As of December 31, 2016, there were offering costs paid through related parties of $0 (December 31, 2015: $26,393, December 31, 2014: $0).

As of December 31, 2016, there were dividends declared of $0 which had not been paid during the year ended December 31, 2016 and were included in liabilities (December 31, 2015: $7,800,000, December 31, 2014: $8,810,000).

As of December 31, 2016, there were loan repayments of $1,707,522 made through capital contributions (December 31, 2015: $0, December 31, 2014: $0).

18. Earnings Per Unit

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement as generally described in Note 6 above.

Basic earnings per unit is determined by dividing profit for the year reported at the end of each period by the weighted average number of units outstanding during the period. Diluted earnings per unit is equal to basic earnings per unit since there are no potential ordinary units assumed to have been converted in common units.

On May 12, 2014, GasLog Partners completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. On September 29, 2014, GasLog Partners completed an equity offering of 4,500,000 common units. In connection with this offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. On June 26, 2015, GasLog Partners completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0%. On August 5, 2016, GasLog Partners completed an equity offering of 2,750,000 common units and issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0%. Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the year ended December 31,
	2014	2015	2016
Profit for the year	49,043,423	77,649,323	77,342,676
Less:
Profit attributable to GasLog’s operations*	(34,499,294)	(12,608,940)	(72,869)

Partnership’s profit	14,544,129	65,040,383	77,269,807

Partnership’s profit attributable to:
Common unitholders	8,713,197	43,197,759	49,886,357
Subordinated unitholders	5,540,049	18,135,024	21,048,063
General partner	290,883	1,300,808	1,545,397
Incentive distribution rights**	—	2,406,792	4,789,990
Weighted average units outstanding (basic)
Common units	11,618,495	18,185,372	22,934,380
Subordinated units	9,822,358	9,822,358	9,822,358
General partner units	437,569	571,587	668,505
Earnings per unit (basic)
Common unitholders	0.75	2.38	2.18
Subordinated unitholders	0.56	1.85	2.14
General partner	0.66	2.28	2.31
Weighted average units outstanding (diluted)
Common units	11,618,495	18,185,372	22,963,214
Subordinated units	9,822,358	9,822,358	9,822,358
General partner units	437,569	571,587	668,505
Earnings per unit (diluted)
Common unitholders	0.75	2.38	2.17
Subordinated unitholders	0.56	1.85	2.14
General partner	0.66	2.28	2.31

*

Includes profits of: (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. earned prior to the Partnership’s IPO on May 12, 2014, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014, (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period prior to their transfer to the Partnership on July 1, 2015 and (iv) GAS-seven Ltd. for the period prior to its transfer to the Partnership on November 1, 2016. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the IPO, and accordingly the Partnership was not entitled to the cash or results generated during the pre-IPO period, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014, (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015 and (iv) GAS-seven Ltd. was not owned by the Partnership prior to its transfer to the Partnership in November 2016 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

**

Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the Partnership’s IPO. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement (please refer to Note 6). Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

19. Share-based Compensation

On April 1, 2015, the Partnership granted to its executives, 16,999 Restricted Common Units (“RCUs”) and 16,999 Performance Common Units (“PCUs”) in accordance with its 2015 Long-Term Incentive Plan (the “2015 Plan”). The RCUs and PCUs will vest on March 31, 2018:

Awards	Number	Grant date	Fair value at grant date
RCUs	16,999	April 1, 2015	$24.12
PCUs	16,999	April 1, 2015	$24.12

On April 1, 2016, the Partnership granted to its executives, 24,925 RCUs and 24,925 PCUs in accordance with its 2015 Plan. The RCUs and PCUs will vest on March 31, 2019:

Awards	Number	Grant date	Fair value at grant date
RCUs	24,925	April 1, 2016	$16.45
PCUs	24,925	April 1, 2016	$16.45

In accordance with the terms of the 2015 Plan, the vesting of the RCUs and the PCUs is subject to the recipients’ continued service and to the achievement of certain performance targets in relation to total unitholder return. Specifically, the achieved performance is calculated as the total unitholder return achieved by the Partnership during the performance period, divided by the target unitholder return for such performance period. Total unitholder return between 50th-75th percentile will result in a vesting of 50% of the granted award while total unitholder return above 75th percentile will result in a vesting of 100% of the award. The holders are entitled to cash distributions that are accrued and will be settled on vesting.

The awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value per common unit of the RCUs and PCUs in accordance with the Plan was determined by using the grant date closing price of $24.12 for the 2015 grant and of $16.45 for the 2016 grant, and was not further adjusted since the holders are entitled to cash distribution.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the period	16,999	—	410,016

Outstanding as of December 31, 2015	16,999	2.25	410,016

Granted during the period	24,925	—	410,000

Outstanding as of December 31, 2016	41,924	1.84	820,016

PCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the period	16,999	—	410,016

Outstanding as of December 31, 2015	16,999	2.25	410,016

Granted during the period	24,925	—	410,000

Outstanding as of December 31, 2016	41,924	1.84	820,016

The total expense recognized in respect of share-based compensation for the year ended December 31, 2016 is $479,856 ($205,196 for the year ended December 31, 2015; $0 for the year ended December 31, 2014). The total accrued cash distribution as of December 31, 2016 is $182,284 (December 31, 2015: $45,795; December 31, 2014: $0) and is included under “Other non-current liabilities”.

20. Taxation

Under the laws of the countries of the Partnership’s incorporation and the vessels’ registration, the Partnership is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are included in vessel operating costs in the consolidated statement of profit or loss.

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

The Partnership did not qualify for this exception for the three years ended December 31, 2016. During the year ended December 31, 2016, the estimated U.S. source gross transportation tax is $60,000 and is included under “Vessel Operating Costs” (December 31, 2015: $55,000 and December 31, 2014: $0).

21. Subsequent Events

In January 2017, Simon Crowe, GasLog Partners and GasLog’s Chief Financial Officer (“CFO”) informed the board of directors of his intention to step down from the position of CFO. As GasLog’s CFO for four years and GasLog Partners’ CFO since its inception, Mr. Crowe has been instrumental in supporting the company’s growth, with a focus on the balance sheet and capital structure. His numerous successful financing activities have put GasLog Partners and GasLog in a strong financial position.

On January 26, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2016, of $0.49 per unit. The cash distribution was paid on February 10, 2017, to all unitholders of record as of February 6, 2017. The aggregate amount of the declared distribution was $19,549,243.

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units and issued 76,531 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest at a public offering price of $20.50 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $77,056,386.

On February 1, 2017, GasLog Partners and GasLog announced that, following Simon Crowe’s decision to step down from his position as CFO, the board of directors appointed Alastair Maxwell to serve as CFO beginning in March 2017.