Form 20-F
period 2017-12-31
GasLog Partners LP
filed 2018-02-12
CIK 1598655

Use these links to rapidly review the document

GASLOG PARTNERS LP INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Partners LP (Exact name of Registrant as specified in its charter)
Not Applicable (Translation of Registrant's name into English)
Republic of the Marshall Islands (Jurisdiction of incorporation or organization)
c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian MC 98000, Monaco (Address of principal executive offices)

Nicola Lloyd, General Counsel
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
Telephone: +377 97 97 51 15 Facsimile: +377 97 97 51 24
(Name, Telephone, Facsimile number and Address of Registrant contact person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Units representing limited partner interests	New York Stock Exchange
Series A Preference Units	New York Stock Exchange
Series B Preference Units	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, there were 41,002,121 Partnership common units and 5,750,000 Series A Preference Units outstanding.

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

i

ABOUT THIS REPORT

        In this annual report, unless otherwise indicated:

  •
  "GasLog Partners", the "Partnership", "we", "our", "us" or similar terms refer to GasLog Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates;

  •
  "GasLog", depending on the context, refers to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, other than GasLog Partners;

  •
  "our general partner" refers to GasLog Partners GP LLC, the general partner of GasLog Partners and a wholly owned subsidiary of GasLog;

  •
  "GasLog LNG Services" refers to GasLog LNG Services Ltd., a wholly owned subsidiary of GasLog;

  •
  "GasLog Carriers" refers to GasLog Carriers Ltd., a wholly owned subsidiary of GasLog;

  •
  "GasLog Partners Holdings" refers to GasLog Partners Holdings LLC, a wholly owned subsidiary of GasLog;

  •
  "Shell" refers to Royal Dutch Shell plc or any one or more of its subsidiaries;

  •
  "MSL" refers to Methane Services Limited, a subsidiary of Shell;

  •
  "Samsung" refers to Samsung Heavy Industries Co. Ltd. or any one or more of its subsidiaries;

  •
  "Hyundai" refers to Hyundai Heavy Industries Co., Ltd. or any one or more of its subsidiaries;

  •
  "Total" refers to Total Gas & Power Chartering Limited, a wholly owned subsidiary of Total S.A.;

  •
  "Centrica" refers to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc;

  •
  "Lepta Shipping" refers to Lepta Shipping Co., Ltd., a subsidiary of Mitsui & Co., Ltd.;

  •
  "ATM Programme" refers to our at-the-market common equity offering programme which commenced in May 2017;

  •
  "Preference A Units" refers to our 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;

  •
  "Preference B Units" refers to our 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;

  •
  "Preference Units" refers to our Preference A Units and our Preference B Units;

  •
  "LNG" refers to liquefied natural gas;

  •
  "NYSE" refers to the New York Stock Exchange;

  •
  "SEC" refers to the U.S. Securities and Exchange Commission;

  •
  "IPO" refers to the initial public offering of GasLog Partners on May 12, 2014;

  •
  "IFRS" refers to International Financial Reporting Standards;

  •
  "IASB" refers to International Accounting Standards Board;

  •
  "dollars" and "$" refer to, and amounts are presented in, U.S. dollars;

  •
  "TFDE" refers to tri-fuel diesel electric;

  •
  "Steam" refers to steam-powered;

  •
  "cbm" refers to cubic meters; and

  •
  "mtpa" refers to million tonnes per annum.

 FORWARD-LOOKING STATEMENTS

        All statements in this annual report that are not statements of historical fact are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. In some cases, predictive, future-tense or forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders, and other written materials. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this annual report or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

        Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

  •
  general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

  •
  fluctuations in charter hire rates and vessel values;

  •
  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

  •
  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

  •
  planned capital expenditures and availability of capital resources to fund capital expenditures;

  •
  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

  •
  our ability to secure new multi-year charters, at economically attractive rates;

  •
  fluctuations in prices for crude oil, petroleum products and natural gas;

  •
  our ability to expand our fleet by acquiring vessels through our drop-down pipeline with GasLog;

  •
  our ability to leverage GasLog's relationships and reputation in the shipping industry;

  •
  the ability of GasLog to maintain long-term relationships with major energy companies;

  •
  changes in the ownership of our charterers;

  •
  our customers' performance of their obligations under our time charters and other contracts;

  •
  our future operating performance, financial condition, liquidity and cash available for distributions;

  •
  our ability to acquire assets in the future, including vessels from GasLog;

  •
  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the Sponsor Credit Facility (as defined below) and our ability to meet our restrictive covenants and other obligations under our credit facilities;

  •
  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

  •
  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

  •
  risks inherent in ship operation, including the discharge of pollutants;

  •
  GasLog's relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

  •
  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

  •
  potential liability from future litigation;

  •
  our business strategy and other plans and objectives for future operations;

  •
  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

  •
  other factors discussed in "Item 3. Key Information—D. Risk Factors" of this annual report.

        We undertake no obligation to update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different to those contained in any forward-looking statement.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Financial Data

        This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included in "Item 18. Financial Statements". You should also read "Item 5. Operating and Financial Review and Prospects".

        Certain numerical figures included in the below tables have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

A.1. IFRS Common Control Reported Results

        The following table presents, in each case for the periods and as of the dates indicated, selected historical financial and operating data. The selected historical financial data as of December 31, 2016 and 2017 and for each of the years in the three-year period ended December 31, 2017 has been derived from our audited consolidated financial statements included in "Item 18. Financial Statements". The selected historical financial data as of December 31, 2013, 2014 and 2015 and for each of the years ended December 31, 2013 and 2014 is a summary of and is derived from our audited consolidated financial statements after retroactive restatement for the transfer of vessels from GasLog to the Partnership that are not included in this report. The financial statements have been prepared in accordance with IFRS, as issued by the IASB.

        Prior to the closing of our IPO, we did not own any vessels. The following presentation assumes that our business was operated as a separate entity prior to its inception. For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results. The annual consolidated financial statements and our historical financial and operating data under "IFRS Common Control Reported Results" include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog. The following transfers of vessels from GasLog to the Partnership were each accounted for as a reorganization of entities under common control under IFRS and prior periods were retroactively restated:

Date	Vessel(s) Transferred
May 12, 2014	GasLog Santiago, GasLog Shanghai and GasLog Sydney
September 29, 2014	Methane Jane Elizabeth and Methane Rita Andrea
July 1, 2015	Methane Alison Victoria, Methane Heather Sally and Methane Shirley Elisabeth
November 1, 2016	GasLog Seattle
May 3, 2017	GasLog Greece
July 3, 2017	GasLog Geneva
October 20, 2017	Solaris

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in thousands of U.S. dollars, except per unit data)
STATEMENT OF PROFIT OR LOSS
Revenues	$66,210	$196,482	$248,501	$282,343	$311,469
Vessel operating costs	(12,780)	(38,435)	(52,582)	(55,424)	(60,015)
Voyage expenses and commissions	(811)	(2,580)	(3,313)	(3,842)	(3,904)
Depreciation	(12,591)	(42,433)	(55,693)	(61,770)	(67,726)
General and administrative expenses	(1,699)	(7,057)	(11,798)	(12,627)	(14,508)

Profit from operations	38,329	105,977	125,115	148,680	165,316

Financial costs	(12,460)	(39,992)	(35,505)	(49,579)	(53,602)
Financial income	48	51	35	205	998
Gain/(loss) on interest rate swaps	10,927	(18,554)	(5,895)	(6,837)	121

Total other expenses, net	(1,485)	(58,495)	(41,365)	(56,211)	(52,483)

Profit for the year	$36,844	$47,482	$83,750	$92,469	$112,833

Profit attributable to GasLog's operations(2)	$36,844	$32,938	$18,710	$15,199	$18,716
Partnership's profit(2)	$—	$14,544	$65,040	$77,270	$94,117
EARNINGS PER UNIT ATTRIBUTABLE TO THE PARTNERSHIP(3)
Common units (basic)	$—	$0.75	$2.38	$2.18	$2.09
Common units (diluted)	$—	$0.75	$2.38	$2.17	$2.09
Subordinated units(4)	$—	$0.56	$1.85	$2.14	$0.52
General partner units	$—	$0.66	$2.28	$2.31	$2.18

	As of December 31,
	2013	2014	2015	2016	2017
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in thousands of U.S. dollars, except per unit data)
STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$20,117	$52,313	$66,743	$56,506	$142,547
Short-term investments	1,500	23,201	1,500	6,000	—
Vessels	763,613	1,706,619	1,658,298	2,014,783	1,953,057
Vessels under construction	60,722	31,070	74,315	—	—
Total assets	862,234	1,823,493	1,817,063	2,092,788	2,110,390
Borrowings—current portion	29,404	35,561	340,378	73,922	103,829
Borrowings—non-current portion	496,476	1,028,193	653,768	1,170,844	1,051,767
Total equity	248,528	677,482	742,642	798,038	910,154
NUMBER OF UNITS OUTSTANDING
General partner units	—	492,750	645,811	701,933	836,779
Common units	—	14,322,358	21,822,358	24,572,358	41,002,121
Subordinated units(4)	—	9,822,358	9,822,358	9,822,358	—
Preference units	—	—	—	—	5,750,000

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in thousands of U.S. dollars)
CASH FLOW DATA
Net cash provided by operating activities	$31,538	$140,961	$136,975	$191,049	$180,127
Net cash (used in)/provided by investing activities	(624,486)	(955,708)	13,722	(341,946)	2,226
Net cash provided by/(used in) financing activities	602,450	846,943	(136,267)	140,660	(96,312)

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
FLEET DATA*
Number of LNG carriers at end of period	4	10	10	12	12
Average number of LNG carriers during period	2.3	7.6	10	11	12
Average age of LNG carriers (years)	0.6	4.7	5.7	5.7	6.7
Total calendar days of fleet for the period	855	2,779	3,650	4,029	4,380
Total operating days of fleet for the period(5)	855	2,769	3,585	3,984	4,361

*
The Fleet Data above is calculated consistent with our IFRS Common Control Reported Results.

	Year Ended December 31,
	2013	2014		2015		2016		2017
	(restated)(1)	(restated)(1)		(restated)(1)		(restated)(1)
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
EBITDA(6)	$50,920	$148,410		$180,808		$210,450		$233,042
Capital expenditures:
Payment for vessels and vessel additions	623,031	934,050		8,025		337,647		4,765
Distributable cash flow(6)	N/A	27,259		72,254		83,660		100,551
Cash distributions declared	9,800	22,179	(7)	58,992	(8)	65,577	(9)	83,048	(11)
Cash distributions paid	—	23,169	(7)	60,002	(8)	76,377	(10)	83,048	(11)
Preference unit distributions declared and paid	—	—		—		—		7,232

A.2. Partnership Performance Results

        The financial and operating data below exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership was not entitled to the cash or results generated in the periods prior to such transfers. The Partnership Performance Results are non-GAAP financial measures that the Partnership believes provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership because such presentation is consistent with the calculation of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of U.S. dollars)
PARTNERSHIP PERFORMANCE STATEMENT OF PROFIT OR LOSS
Revenues(6)	$—	$65,931	$168,927	$206,424	$269,071
Vessel operating costs(6)	—	(12,226)	(33,656)	(43,479)	(55,692)
Voyage expenses and commissions(6)	—	(817)	(2,102)	(2,841)	(3,377)
Depreciation(6)	—	(13,352)	(35,981)	(45,230)	(58,193)
General and administrative expenses(6)	—	(4,591)	(10,383)	(11,219)	(13,869)

Profit from operations(6)	—	34,945	86,805	103,655	137,940

Financial costs(6)	—	(15,206)	(21,789)	(30,187)	(44,916)
Financial income(6)	—	23	24	179	972
(Loss)/gain on interest rate swaps(6)	—	(5,218)	—	3,623	121

Total other expenses, net(6)	—	(20,401)	(21,765)	(26,385)	(43,823)

Partnership's profit(2)(6)	$—	$14,544	$65,040	$77,270	$94,117

	Year Ended December 31,
	2013	2014	2015	2016	2017
PARTNERSHIP PERFORMANCE FLEET DATA*
Number of LNG carriers at end of period	—	5	8	9	12
Average number of LNG carriers during period	—	2.4	6.5	8.2	10.4
Average age of LNG carriers (years)	—	4.5	6.7	7.2	6.7
Total calendar days of fleet for the period	—	885	2,377	2,989	3,783
Total operating days of fleet for the period(5)	—	885	2,377	2,944	3,764

*
The Partnership Performance Fleet Data above is calculated consistent with our Partnership Performance Results.

	Year Ended December 31,
	2013	2014		2015		2016		2017
	(in thousands of U.S. dollars)
OTHER PARTNERSHIP PERFORMANCE FINANCIAL DATA
EBITDA(6)	$—	$48,297		$122,786		$148,885		$196,133
Distributable cash flow(6)	—	27,259		72,254		83,660		100,551
Cash distributions declared and paid	—	13,369	(12)	51,192	(13)	65,577	(9)	83,048	(11)
Preference unit distributions declared and paid	—	—		—		—		7,232

(1)
Restated so as to reflect the historical financial statements of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. acquired on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

(2)
See Note 17 to our audited consolidated financial statements included elsewhere in this annual report.

(3)
As disclosed in Note 5 to our audited consolidated financial statements, on May 12, 2014, the Partnership completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. On September 29, 2014, the Partnership completed an equity offering of 4,500,000 common units. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On June 26, 2015, the Partnership completed an equity offering of 7,500,000 common units. In connection with the offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On August 5, 2016, the Partnership completed an equity offering of 2,750,000 common units. In connection with the offering, the Partnership issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On January 27, 2017, the Partnership completed an equity offering of 3,750,000 common units. In addition, the option to purchase additional units was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. In connection with the offering, the Partnership issued 78,980 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. Earnings per unit is presented for the periods in which the units were outstanding.

  On May 15, 2017, the Partnership completed an equity offering of 5,750,000 Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Series A Preference Units"). On May 16, 2017, the subordination period expired, and the 9,822,358 subordinated units held by GasLog converted on a one-for-one basis into common units and now participate pro rata with other common units in distributions for available cash. Also on May 16, 2017, GasLog Partners entered into an Equity Distribution Agreement (the "Equity Distribution Agreement") under which the Partnership may, from time to time, raise equity through the ATM Programme having an aggregate offering price of up to $100.0 million. On November 3, 2017, the Partnership entered into the Amended and Restated Equity Distribution Agreement to increase the size of the ATM Programme from $100.0 million to $144.0 million. Since the commencement of the ATM Programme through December 31, 2017, GasLog Partners has issued and received payment for a total of 2,737,405 common units. In connection with the issuance of common units under the Equity Distribution Agreement during this period, the Partnership also issued 55,866 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest.

(4)
Upon the expiration of the subordination period, which occurred on May 16, 2017, the 9,822,358 subordinated units held by GasLog converted on a one-for-one basis into common units and now participate pro rata with other common units in distributions of available cash. Consequently, earnings have been allocated to subordinated units and the weighted average number of subordinated units has been calculated only for the applicable period in 2017 during which they were entitled to distributions based on the Partnership Agreement, i.e. for the three months ended March 31, 2017. For further discussion, see "Item 8. Financial Information—Our Cash Distribution Policy—Subordination Period".

(5)
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

(6)
Non-GAAP Financial Measures

Partnership Performance Results.    As described above, our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership.

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. (the owners of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, respectively) for the period prior to the closing of the IPO, GAS-sixteen Ltd. and GAS-seventeen Ltd. (the owners of the Methane Rita Andrea and the Methane Jane Elizabeth, respectively) for the period prior to their transfer to the Partnership on September 29, 2014, the amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015, the amounts related to GAS-seven Ltd. (the owner of the GasLog Seattle) for the period prior to its transfer to the Partnership on November 1, 2016, the amounts related to GAS-eleven Ltd.; (the owner of the GasLog Greece) for the period prior to its transfer to the Partnership on May 3, 2017, the amounts related to GAS-thirteen Ltd. (the owner of the GasLog Geneva) for the period prior to its transfer to the Partnership on July 3, 2017 and the amounts related to GAS-eight Ltd. (the owner of the Solaris) for the period prior to its transfer to the Partnership on October 20, 2017. While such amounts are reflected in the Partnership's reported financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control under IFRS, the above mentioned entities were not owned by the Partnership prior to their transfers to the Partnership on the respective dates, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

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

For the year ended December 31, 2013, prior to the Partnership's incorporation, no results were attributable to the Partnership.

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

	Year ended December 31, 2014			Year ended December 31, 2015			Year ended December 31, 2016			Year ended December 31, 2017
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
	Restated(1)		Restated(1)	Restated(1)		Restated(1)	Restated(1)		Restated(1)
	(in thousands of U.S. dollars)
STATEMENT OF PROFIT OR LOSS
Revenues	$130,551	$65,931	$196,482	$79,574	$168,927	$248,501	$75,919	$206,424	$282,343	$42,398	$269,071	$311,469
Vessel operating costs	(26,209)	(12,226)	(38,435)	(18,926)	(33,656)	(52,582)	(11,945)	(43,479)	(55,424)	(4,323)	(55,692)	(60,015)
Voyage expenses and commissions	(1,763)	(817)	(2,580)	(1,211)	(2,102)	(3,313)	(1,001)	(2,841)	(3,842)	(527)	(3,377)	(3,904)
Depreciation	(29,081)	(13,352)	(42,433)	(19,712)	(35,981)	(55,693)	(16,540)	(45,230)	(61,770)	(9,533)	(58,193)	(67,726)
General and administrative expenses	(2,466)	(4,591)	(7,057)	(1,415)	(10,383)	(11,798)	(1,408)	(11,219)	(12,627)	(639)	(13,869)	(14,508)

Profit from operations	71,032	34,945	105,977	38,310	86,805	125,115	45,025	103,655	148,680	27,376	137,940	165,316

Financial costs	(24,786)	(15,206)	(39,992)	(13,716)	(21,789)	(35,505)	(19,392)	(30,187)	(49,579)	(8,686)	(44,916)	(53,602)
Financial income	28	23	51	11	24	35	26	179	205	26	972	998
(Loss)/gain on interest rate swaps	(13,336)	(5,218)	(18,554)	(5,895)	—	(5,895)	(10,460)	3,623	(6,837)	—	121	121

Total other expense	(38,094)	(20,401)	(58,495)	(19,600)	(21,765)	(41,365)	(29,826)	(26,385)	(56,211)	(8,660)	(43,823)	(52,483)

Profit for the year	$32,938	$14,544	$47,482	$18,710	$65,040	$83,750	$15,199	$77,270	$92,469	$18,716	94,117	112,833

  EBITDA.    EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance. The Partnership believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and

  (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of financial costs, gains/losses on interest rate swaps, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

  EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or as a substitute for, or superior to profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that it does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements.

  EBITDA excludes some, but not all, items that affect profit and these measures may vary among other companies. Therefore, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to profit, the most directly comparable IFRS financial measure, for the periods presented.

  EBITDA is presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog as set out in the reconciliation above.

  Reconciliation of Profit to EBITDA:

	IFRS Common Control Reported Results Year ended December 31,					Partnership Performance Results Year ended December 31,
	2013	2014	2015	2016	2017	2013	2014	2015	2016	2017
	Restated(1)	Restated(1)	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Profit for the year	$36,844	$47,482	$83,750	$92,469	$112,833	$—	$14,544	$65,040	$77,270	$94,117
Depreciation	12,591	42,433	55,693	61,770	67,726	—	13,352	35,981	45,230	58,193
Financial costs	12,460	39,992	35,505	49,579	53,602	—	15,206	21,789	30,187	44,916
Financial income	(48)	(51)	(35)	(205)	(998)	—	(23)	(24)	(179)	(972)
(Gain)/loss on interest rate swaps	(10,927)	18,554	5,895	6,837	(121)	—	5,218	—	(3,623)	(121)

EBITDA	$50,920	$148,410	$180,808	$210,450	$233,042	$—	$48,297	$122,786	$148,885	$196,133

  Distributable cash flow.    Distributable cash flow means EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the year, including realized loss on interest rate swaps and excluding amortization of loan fees, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. The Partnership believes that Distributable cash flow, which is a non-GAAP financial measure, is useful because it is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies.

  Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS.

  The table below reconciles Distributable cash flow and Cash distributions declared to EBITDA (Partnership Performance Results).

  Reconciliation of EBITDA to Distributable Cash Flow*:

	Partnership Performance Results Year ended December 31,
	2015	2016	2017
	(in thousands of U.S. dollars)
EBITDA (Partnership Performance Results)*	$122,786	$148,885	$196,133
Financial costs (excluding amortization of loan fees) and realized loss on interest rate swaps	(19,484)	(26,929)	(41,722)
Dry-docking capital reserve	(8,338)	(8,829)	(12,234)
Replacement capital reserve	(22,710)	(29,467)	(33,877)
Paid and accrued preferred equity distribution	—	—	(7,749)

Distributable cash flow	72,254	83,660	100,551

Other reserves**	(16,067)	(14,244)	(14,207)

Cash distributions***	$56,187	$69,416	$86,344

*
The reconciliation of Profit to EBITDA on the basis of Partnership Performance Results is presented in Note 6 above.

**
Refers to reserves (other than the dry-docking and replacement capital reserves) which have been established for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

***
Refers to cash distributions made since the Partnership's IPO. It excludes payments of dividends due to GasLog before vessels were acquired by the Partnership.
(7)
Does not reflect a distribution of $10.7 million declared in January 2015 in respect of the fourth quarter of 2014. Cash distribution paid includes $9.8 million dividend due to GasLog which was declared in 2013 and excludes $8.8 million dividend due to GasLog which was declared in 2014, in both cases prior to the contribution of the relevant vessels to the Partnership.

(8)
Does not reflect a distribution of $15.7 million declared in January 2016 in respect of the fourth quarter of 2015. Cash distribution paid includes $8.8 million dividend due to GasLog which was declared in 2014 and excludes $7.8 million dividend due to GasLog which was declared in 2015, in both cases prior to the contribution of the relevant vessels to the Partnership.

(9)
Does not reflect a distribution of $19.6 million declared in January 2017 and paid in February 2017, in respect of the fourth quarter of 2016.

(10)
Cash distribution paid includes $7.8 million and $3.0 million of dividends due to GasLog which were declared in 2015 prior to the contribution of the GasLog Seattle and the Solaris, respectively to the Partnership.

(11)
Does not reflect a distribution of $22.8 million declared in January 2018 in respect of the fourth quarter of 2017.

(12)
Does not reflect a distribution of $10.7 million declared in January 2015 and paid in February 2015, in respect of the fourth quarter of 2014.

(13)
Does not reflect a distribution of $15.7 million declared in January 2016 and paid in February 2016, in respect of the fourth quarter of 2015.

B. Capitalization and Indebtedness

        The following table sets forth our capitalization as of December 31, 2017:

        This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", and our consolidated financial statements and the notes thereto included in "Item 18. Financial Statements".

As of December 31, 2017
(in thousands of U.S. dollars)
Debt:(1)
Borrowings—current portion	$103,829
Borrowings—non-current portion	1,051,767

Total debt	1,155,596

Partners' Equity:
Common unitholders: 41,002,121 units issued and outstanding	752,456
General partner: 836,779 units issued and outstanding	11,781
Series A Preference unitholders: 5,750,000 units issued and outstanding	139,321
Incentive distribution rights	6,596

Total Partners' Equity	910,154

Total capitalization	$2,065,750

(1)
All of our bank debt has been incurred by our vessel-owning subsidiaries. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities" for more information about our credit facilities.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

Risks Inherent in Our Business

Our fleet consists of 12 LNG carriers. The charters on three of the vessels expire in 2018 and two further charters expire in 2019. On redelivery, the vessels may operate in the short-term spot market until we successfully secure new multi-year time charters. Operating vessels in the spot market could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

        The GasLog Shanghai, the GasLog Santiago and the GasLog Sydney are due to come off charter in May 2018, July 2018 and September 2018, respectively, each plus or minus 30 days. In addition, the Methane Jane Elizabeth is due to come off charter in October 2019 and the Methane Alison Victoria in December 2019, each plus or minus 30 days. We continue to pursue opportunities for new multi-year charters with third parties for these vessels, but we may have difficulty in securing new charters at attractive rates and durations. In the interim, we may have exposure to the volatile spot market which is highly competitive and subject to significant price fluctuations. If we are unable to re-deploy a vessel, we will not receive any revenues from that vessel, and we will be required to pay expenses necessary to maintain the vessel in proper operating condition as well as to service the debt attached to that vessel.

        Failure to secure new multi-year charters could adversely affect our future liquidity, results of operations and cash flows, including cash available for distribution to unitholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our vessels, on which certain of the ratios and financial covenants with which we are required to comply are based. Vessel values may fluctuate substantially, which could result in an impairment charge, could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of vessels, could cause us to incur a loss.

In 2018, three of our vessels are scheduled to be dry-docked. During the scheduled dry-docking, two of the three vessels will undertake additional work which is expected to enhance their operational performance. The dry-docking time for these two vessels will be longer than the usual time required for a normal dry-docking. Due to the small size of our fleet, any overrun of the dry-docking or delay or cost overrun caused by the additional work could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

        Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to unitholders, could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2018 (3 vessels), 2019 (1 vessel), 2020 (3 vessels), 2021 (4 vessels) and 2023 (1 vessel).

We currently derive all our revenues from a single customer and will continue to depend on one customer for nearly all of our revenues after our expected acquisition of additional vessels from GasLog. The loss of this customer would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        We currently derive all of our revenues from wholly-owned subsidiaries of Shell. Following the expected acquisition of additional vessels from GasLog, Shell, via its subsidiaries, will continue to be our sole customer, as all five GasLog vessels over which we have options to acquire will be chartered to Shell. We could lose our customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long term force majeure events or otherwise. If our customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar terms, we will suffer a loss of revenues. Such a loss could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Our relationship with GasLog is key to our operations and to our future growth. If GasLog fails to maintain a drop down pipeline of vessels with multi-year charters and to support our operations and commercial endeavours, this would have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

        Our current drop-down pipeline is composed solely of GasLog vessels. Our future growth, at this time, is dependent on a continuing relationship with GasLog and other factors related to that relationship, some of which are beyond our control including our ability to:

  •
  maintain a drop-down pipeline of existing or newbuild vessels from GasLog. GasLog's increased exposure to the spot market and potential lack of success in winning new charters for existing or newbuild vessels may limit the availability of vessels with multi-year charters that we are able to acquire; or

  •
  obtain the required consents from lenders and charterers for the acquisition of vessels from GasLog.

        We and our operating subsidiaries have entered into various service agreements with GasLog and its subsidiaries, including GasLog LNG Services. Under such agreements GasLog and its subsidiaries provide certain administrative, financial and other services, and provide substantially all of our crew, technical management services (including vessel maintenance, periodic dry-docking, cleaning and painting, performing work required by regulations and human resources and financial services) and other advisory and commercial management services, including the sourcing of new contracts and renewals of existing contracts. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by GasLog and its subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us or our operating subsidiaries.

        Our ability to compete for new charters and expand our customer relationships depends largely on our ability to leverage our relationship with GasLog and its reputation and relationships in the shipping industry. If GasLog suffers material damage to its reputation or relationships, it may harm our ability to:

  •
  renew existing charters upon their expiration;

  •
  obtain new charters;

  •
  successfully interact with shipyards;

  •
  obtain financing on commercially acceptable terms;

  •
  maintain access to capital under the revolving credit facility with GasLog entered into in April 2017, or the "New Sponsor Credit Facility";

  •
  maintain satisfactory relationships with suppliers and other third parties;

  •
  recruit and retain suitably qualified and experienced seafarers and shore-based employees through GasLog pursuant to the services agreements we have entered into with GasLog. We currently rely on GasLog's ability to attract, hire, train and retain highly skilled and qualified personnel on our behalf in a highly competitive market;

  •
  continue to meet technical and safety performance standards.

        If our ability to do any of the things described above is impaired, it would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our future growth depends on our ability to maintain our relationship with our existing customer, establish new customer relationships and obtain new time charter contracts, for which we face substantial competition from other established companies with significant resources, as well as potential new entrants.

        One of our principal objectives is to enter into additional multi-year, fixed-rate charters. The process of obtaining multi-year, fixed rate charters for LNG carriers is highly competitive and generally involves an intensive screening process by potential new customers and the submission of competitive bids, all of which can often extend for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

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

        We expect substantial competition from a number of experienced companies. Competitors may include other independent ship owners, state-sponsored entities and major energy companies that own and operate LNG carriers, all of whom may compete with independent owners by using their own fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we or GasLog have, and some have particular relationships that may provide them with competitive advantages. A number of marine transportation companies, including companies with strong reputations and extensive resources and experience, have entered the LNG transportation market in recent years and there are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. We may not be successful in executing any future growth plans, and we may incur significant expenses and losses in connection with such growth efforts.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

        We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet and fund our operations. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, the cost of retrofitting or modifying existing ships as a result of technological advances, changes in applicable environmental or other regulations or standards, customer requirements or otherwise. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions that are beyond our control.

        Obtaining additional funds on acceptable terms may not be possible. If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced distributions per unit. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or to pay distributions. Any debt or additional equity financing raised may contain unfavorable terms to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the quarterly distributions on our common units, Preference Units and general partner units or to redeem our Preference Units.

        Our board of directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our partnership agreement and applicable law. There is no guarantee that we will continue to make distributions to our unitholders in the future (including cumulative distributions payable with respect to our Preference Units). The markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period. We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.375 per unit on our common units and general partner units or to pay the quarterly preference distributions on our Preference Units. The amount of cash we can distribute on our units depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

  •
  the rates we obtain from our charters;

  •
  the expiration of charter contracts;

  •
  the charterers' options to terminate charter contracts;

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

  •
  our financial covenants especially as concerns the minimum liquidity that we are required to maintain at all times;

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

        Our charterer has the right to terminate a ship's time charter in certain circumstances, such as:

  •
  loss of the ship or damage to it beyond repair;

  •
  if the ship is off-hire for any reason other than scheduled dry-docking for a period exceeding 90 consecutive days, or for more than 90 days in any one-year period;

  •
  defaults by us in our obligations under the charter; or

  •
  the outbreak of war or hostilities involving two or more major nations, such as the United States or the People's Republic of China, that would materially and adversely affect the trading of the ship for a period of at least 30 days.

        A termination right under one ship's time charter would not automatically give the charterer the right to terminate its other charter contracts with us. However, a charter termination could materially affect our relationship with the customer and our reputation in the LNG shipping industry, and in some circumstances the event giving rise to the termination right could potentially impact multiple charters. Accordingly, the existence of any right of termination could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Our future performance and ability to secure future time charters depends on continued growth in LNG production and demand for LNG and LNG shipping.

        Our future performance, including our ability to profitably expand our fleet, will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes natural gas production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the rate of global economic growth, fluctuations in global commodity prices, including natural gas, oil and coal as well as other sources of energy, and energy and environmental policy in markets which produce and/or consume LNG. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

  •
  prices for crude oil, petroleum products and natural gas;

  •
  the cost of natural gas derived from LNG relative to the cost of natural gas generally and to the cost of alternative fuels, including renewables, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG;

  •
  increases in the production levels of lower cost domestic natural gas in natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

  •
  increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing pipelines, or the development of new pipeline systems in markets we may serve;

  •
  infrastructure constraints such as delays in the construction of liquefaction or regasification facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

  •
  increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

  •
  negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth;

  •
  new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive;

  •
  labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;

  •
  any significant explosion, spill or other incident involving an LNG facility or carrier; or

  •
  regional, national or international energy policies that constrain the production or consumption of hydrocarbons including natural gas.

        In recent years, global crude oil prices were very volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the difference in pricing between geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium-term charter rates for charters which commence in the near future.

A continuation of the recent volatility in natural gas and oil prices may adversely affect our growth prospects and results of operations.

        Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

  •
  price and availability of crude oil and petroleum products;

  •
  worldwide and regional demand for and price of natural gas;

  •
  the cost of exploration, development, production, transportation and distribution of natural gas;

  •
  expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources;

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

        Given the significant global natural gas and crude oil price volatility referenced above, and with five vessels currently scheduled to come off charter during 2018 and 2019, a continuation of volatility in natural gas or oil prices may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

  •
  a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

  •
  low oil prices negatively affecting the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil, in turn negatively affecting the economics of potential new LNG production projects, which may reduce our growth opportunities;

  •
  high oil prices negatively affecting the competitiveness of natural gas to the extent that natural gas prices are benchmarked to the price of crude oil;

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

  •
  the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

  •
  declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings and could impact our compliance with the covenants in our loan agreements.

If the short-term or spot LNG carrier charter market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

        Most shipping requirements for new LNG projects continue to be secured on a multi-year basis, though the level of spot voyages and short-term time charters of less than 12 months in duration has grown in the past few years. If the short-term or spot charter market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, we may enter into short-term time charters upon expiration or early termination of our current charters. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders, if we enter into charters during periods when the market price for shipping LNG is depressed.

Ship values may fluctuate substantially, which could result in an impairment charge, impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

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

        If the market value of our ships declines, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Recourses—Critical Accounting Policies—Impairment of Vessels". Deterioration in market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to re-deploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship prices have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Due to our lack of diversification, adverse developments in the LNG market and/or in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking a new charter.

        We rely exclusively on the cash flow generated from charters for our LNG vessels. Due to our lack of diversification, an adverse development in the LNG market and/or the LNG transportation industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our ships are not under charter or nearing the end of their charters, than if we maintained more diverse assets or lines of businesses.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows.

        Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. The development of liquefaction projects in the United States and the anticipation of exports beginning in early 2016 drove significant ordering activity. Whilst we saw a decline in ordering of newbuilds during 2017, as of December 31, 2017, the LNG carrier order book totaled 95 vessels, and the delivered fleet stood at 428 vessels. This and any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping may have a negative impact on charter hire rates, ship utilization and ship values.

        If charter hire rates are lower when we are seeking new time charters, our revenues and cash flows, including cash available for distribution to unitholders, may decline.

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment for existing vessels and this could adversely impact the value of our assets and our results of operations and cash flows.

        The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship's efficiency, operational flexibility and physical life. Efficiency is reflected in unit freight costs ("UFC") which are driven by the size of the vessel, its fuel economy and the rate at which LNG in the cargo tanks naturally evaporates ("boil-off ratio" or "BOR"). Flexibility is primarily driven by the size of the ship and includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship, cargo containment and engine designs are continually evolving. As newer designs are developed and accepted in the market, these newer vessels may be more efficient or more flexible or have longer physical lives than our ships. Competition from these more technologically advanced LNG carriers compared to our vessels with older technology could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash available for distribution to unitholders.

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

        GasLog LNG Services, our vessels' management company, and a substantial number of its staff are located in Greece. A return of economic instability in Greece could disrupt our operations and have an adverse effect on our business. We have sought to minimize this risk and preserve operational stability by carefully developing staff deployment plans, an information technology recovery site, an alternative ship to shore communications plan and funding mechanisms outside of Greece. While we believe these plans, combined with the international nature of our operations, will mitigate the impact of any disruption of operations in Greece, we cannot assure you that these plans will be effective in all circumstances.

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

        We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures from operating surplus totaled $46.1 million for the year ended December 31, 2017. We estimate that future maintenance and replacement capital expenditures will average approximately $52.8 million per full year, including potential costs related to replacing current vessels at the end of their useful lives. Maintenance and replacement capital expenditures include capital expenditures associated with (i) the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or dry-docking) and (ii) modifying an existing vessel or acquiring a new vessel, to the extent these expenditures are incurred to maintain, enhance or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

  •
  the cost of labor and materials;

  •
  the time required to carry out any investments;

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

        Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the value of the ships, which in turn depends in part on charter hire rates, charter lengths and the ability of our charterers to comply with the terms of their charters. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional ships and to refinance our existing debt as balloon payments come due, or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

The derivative contracts used to hedge our exposure to fluctuations in interest rates could result in reductions in our partners' equity as well as charges against our profit.

        We enter into interest rate swaps from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness. As of December 31, 2017, we had four interest rate swaps in place with a notional amount of $470.0 million. None of the existing derivative contracts were designated as a cash flow hedging instrument. The changes in their fair value are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit and earnings per unit and would affect compliance with the market value adjusted net worth covenants in our credit facilities. For future interest rate swaps that may be designated as cash flow hedging instruments, the changes in the fair value of the contracts will be recognized in our statement of other comprehensive income as cash flow hedge gains or losses for the period, and could affect compliance with the market value adjusted net worth covenants in our credit facilities.

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

        We will enter into, among other things, time charters and other contracts with our customers, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps. Such agreements subject us to counterparty credit risk. For example, all of our vessels are chartered to, and we received all of our total revenues for the year ended December 31, 2017 from, subsidiaries of Shell.

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

  •
  the requirement on us to maintain minimum levels of liquidity as a percentage of our total debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

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

        Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. As of December 31, 2017, we had an aggregate of $1,155.6 million of indebtedness outstanding under our credit facilities, of which $103.8 million is repayable within one year. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources".

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

  •
  make certain investments; and

  •
  enter into a new line of business.

        In addition, such financing agreements may require us to comply with certain financial ratios and tests, including, among others, maintaining a minimum liquidity, maintaining positive working capital, ensuring that EBITDA exceeds interest payable (any amounts payable for interest rate swap and debt installments calculated on a four-quarter rolling average basis), maintaining a minimum collateral value, and maintaining a minimum book equity ratio. Our ability to comply with the restrictions and covenants, including financial ratios and tests, contained in such financing agreements is dependent on future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.

        If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. We have pledged our vessels as security for our outstanding indebtedness. If our lenders were to foreclose on our vessels in the event of a default, this may adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect our ability to make distributions to our unitholders and cause a decline in the market price of our common units and Preference Units. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.

        The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our credit facilities prohibit the payment of distributions to our common unitholders or our preference unitholders upon the occurrence of the following events, among others:

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

  •
  a material adverse effect.

        Furthermore, we expect that our future financing agreements will contain similar provisions. For more information regarding these financing agreements, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.

        Acquisitions that expand our fleet are an important component of our strategy. Under the omnibus agreement, we currently have the option to purchase from GasLog: (i) the GasLog Glasgow and the GasLog Gibraltar within 36 months after GasLog notifies our board of directors of their acceptance by their charterers, and (ii) the Methane Becki Anne and the Methane Julia Louise within 36 months after the completion of their acquisition by GasLog on March 31, 2015, which options will expire in March 2018 if not extended, and (iii) the GasLog Houston within 30 days after GasLog notifies us that the vessel has commenced its multi-year charter. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement. In addition, according to the terms of the omnibus agreement, GasLog will be required to offer us the opportunity to purchase each of Hull Nos. 2130, 2131, 2801 and 2213 within 30 days of the commencement of their respective charters.

        We will not be obligated to purchase any of these vessels at the applicable determined price, and, accordingly, we may not complete the purchase of any of such vessels. Furthermore, if we are able to agree on a price with GasLog, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us. In light of recent master limited partnership ("MLP") market volatility, it may be more difficult for us to complete an accretive acquisition.

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

        In addition, unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel's condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

        Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common units or Preference Units. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired vessels or businesses or expected cost reductions or other synergies expected to be realized as a result of acquiring vessels or businesses, the risk of failing to successfully and timely integrate the operations or management of any acquired vessels or businesses and the risk of diverting management's attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our business, financial condition, results of operations and cash available for distribution could be adversely affected.

We may experience operational problems with vessels that reduce revenues and increase costs. Any limitation in the availability or operation of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, which effect would be amplified by the size of our fleet.

        Our fleet consists of 12 LNG carriers that are in operation. LNG carriers are complex and their operations are technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenues or higher than anticipated operating expenses or require additional capital expenditures. If any of our ships are unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified during the period prior to acquisition of additional vessels, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our 12 LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

If we cannot meet our charterers' quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

        Customers, and in particular those in the LNG industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, continuously increasing requirements from LNG industry constituents can further complicate our ability to meet the standards. Any noncompliance by us, either suddenly or over a period of time, on one or more LNG carriers, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Delays in deliveries of GasLog's newbuilding vessels could adversely affect our business.

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
  cyber attacks;

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

        Use of cash from operations to expand, enhance or maintain our fleet will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly distributions to common and preference unitholders, both of which could have a material adverse effect on our ability to make cash distributions.

We are subject to certain risks with respect to our relationship with GasLog, and failure of GasLog to comply with certain of its financial covenants under its debt instruments could, among other things, limit or prevent us from acquiring future vessels from GasLog, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Certain of GasLog's existing debt instruments impose operating and financial restrictions on GasLog, including financial maintenance covenants. GasLog's ability to meet certain operating and financial restrictions in its existing debt instruments is dependent in part on the charter rates which it obtains for its vessels. The charter rates available for spot/short-term charters of LNG carriers have been at historically low levels for the last several years and although recent months have seen higher rates, we cannot be certain that this rate increase will be sustained. GasLog is also active in the LNG shipping spot market through its participation in The Cool Pool Limited with Golar LNG Ltd. and Dynagas Ltd. However, if GasLog should fail to enter into additional short-term or multi-year charters or should fail to successfully take other steps which would reduce debt service requirements and/or improve EBITDA, it may be required to seek a waiver under its bank credit facilities. GasLog continuously monitors and manages its covenant compliance. Under GasLog's credit facilities, as is typical with secured credit facilities generally, a default by the borrower permits the lenders to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on GasLog vessels. Our future growth, which is expected to be based on the acquisition of vessels from GasLog, would also be adversely affected by such a default event if it was to occur. We are also dependent on GasLog for the provision of administrative, commercial and ship management services.

        Additionally, any default by GasLog under its corporate guarantees could result in a default under the loan facilities related to the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally, the GasLog Seattle, the GasLog Greece, the GasLog Geneva and the Solaris.

We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or a financing agreement.

        Under the omnibus agreement entered into with GasLog in connection with the IPO, we have certain options and other rights to acquire vessels with existing charters from GasLog. The omnibus agreement provides that our ability to consummate the acquisition of any such vessels from GasLog will be subject to obtaining all relevant consents including governmental authorities and other non-affiliated third parties to those agreements. In particular, with respect to GasLog's existing vessels, we would need the consent of the existing charterers and lenders. While GasLog will be obligated to use reasonable efforts to obtain any such consents, we cannot assure you that in any particular case the necessary consent will be obtained from the required parties including the governmental authorities and charterer, lender or other entity.

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

        The hull and machinery of every commercial LNG carrier must be classed by a classification society. The classification society certifies that the ship has been built and subsequently maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every ship must comply with all applicable international conventions and the regulations of the ship's flag state as verified by a classification society. Finally, each ship must successfully undergo periodic surveys, including annual, intermediate and special surveys performed under the classification society's rules.

        If any ship does not maintain its class, it will lose its insurance coverage and be unable to trade, and the ship's owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

        Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.

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

        Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. The United States has recently enacted ballast water management system legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our ships' compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

        We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain and, possibly, recover from, insurance policies or to obtain the required certificates for entry into the different ports where we operate.

        Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or "OPA", provide for potentially unlimited joint, several and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the "London Convention".

        Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a ship owner's or operator's intentional or reckless conduct. These limitations are also subject to periodic updates and may otherwise be amended in the future.

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

        Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or "IMO", have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to agreements under the United Nations Framework Convention on Climate Change, such as the "Kyoto Protocol" and the "Paris Agreement", a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the "MARPOL

Convention". Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

        Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Malacca. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations which could adversely affect our results of operations and cash flows.

        The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including collision, explosion, spills and other environmental mishaps, and other liabilities arising from owning, operating or managing ships in international trade. Although we carry protection and indemnity, hull and machinery and loss of hire insurance covering our ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

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

A cyber-attack could materially disrupt the Partnership's business.

        The Partnership relies on information technology systems and networks, the majority of which are provided by GasLog, in its operations and administration of its business. The Partnership's business operations, or those of GasLog, could be targeted by individuals or groups seeking to sabotage or disrupt the Partnership's or GasLog's information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt the Partnership's operations, including the safety of its operations, or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of the Partnership's information technology systems could have a material adverse effect on the Partnership's business and results of operations.

In the future, the ships we own could be required to call on ports located in countries that are subject to restrictions imposed by the United States and other governments.

        The United States and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries they consider to be state sponsors of terrorism. For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or "CISADA", which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions imposed by the U.S. government to non-U.S. companies, such as us, and limits the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products, as well as LNG.

        In 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of, any sanctions in effect against Iran, or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012, or the "ITRA", which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of such person's vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 whether the issuer or "any affiliate" has "knowingly" engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 or the "IFCA", which expanded the scope of U.S. sanctions on any person that is part of Iran's energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

        On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement of many of the sanctions against Iran's energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. While non-U.S. companies may now engage in certain business or trade with Iran that was previously prohibited, the U.S. has the ability to reimpose sanctions against Iran.

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

        We operate our ships worldwide, requiring our ships to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the "FCPA", and the Bribery Act 2010 of the United Kingdom or the "UK Bribery Act". We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

        Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation ("GDPR"), may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, GasLog has invested in, and intends to continue to invest in, reasonably necessary resources to comply with evolving standards.

        GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial conditions, results of operations, cash flows and ability to pay distributions.

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

        Additionally, in some jurisdictions, such as the Republic of South Africa, under the "sister ship" theory of liability, a claimant may arrest both the ship that is subject to the claimant's maritime lien and any "associated" ship, which is any ship owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one ship in our fleet for claims relating to another of our ships.

We may be subject to litigation that could have an adverse effect on us.

        We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties, as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management's attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under certain of our credit facilities.

Risks Inherent in an Investment in Us

GasLog and its affiliates may compete with us.

        Pursuant to the omnibus agreement between us and GasLog, GasLog and its controlled affiliates (other than us, our general partner and our subsidiaries) generally have agreed not to acquire, own, operate or charter certain LNG carriers operating under charters of five full years or more. The omnibus agreement, however, contains significant exceptions that may allow GasLog or any of its controlled affiliates to compete with us, which could harm our business. For example, these exceptions result in GasLog not being restricted from: acquiring, owning, operating or chartering Non-Five-Year Vessels; acquiring a non-controlling equity ownership, voting or profit participation interest in any company, business or pool of assets; acquiring, owning, operating or chartering a Five-Year Vessel that GasLog would otherwise be restricted from owning if we are not willing or able to acquire such vessel from GasLog within the periods set forth in the omnibus agreement; or owning or operating any Five-Year Vessel that GasLog owns on the closing date of the IPO and that was not part of our fleet as of such date. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement—Noncompetition" for a detailed description of those exceptions and the definitions of "Five-Year Vessel" and "Non-Five-Year Vessel".

Common unitholders have limited voting rights, and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

        Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has appointed four of our seven directors and the common unitholders elected the remaining three directors. Four of our directors meet the independence standards of the NYSE, and three of the four also qualify as independent of GasLog under our partnership agreement, so as to be eligible for membership on our conflicts committee. If our general partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional director will thereafter be elected by our common unitholders. Our general partner may exercise this right in order to permit us to claim, or continue to claim, an exemption from U.S. federal income tax under Section 883 of the U.S. Internal Revenue Code of 1986, as amended, or the "Code". See "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership".

        The partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the common unitholders' ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common units, including any units owned by our general partner and its affiliates, voting together as a single class.

        Our partnership agreement further restricts unitholders' voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units (other than Preference Units) then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law.

        Effectively, this means that the voting rights of any common unitholders not entitled to vote on a specific matter will be redistributed pro rata among the other common unitholders. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to the 4.9% limitation, except with respect to voting their common units in the election of the elected directors.

GasLog and our general partner own a controlling interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our unitholders, which may permit them to favor their own interests to your detriment.

        GasLog currently owns limited partnership units representing a 23.9% partnership interest and a 2.0% general partner interest in us, and owns and controls our general partner. In addition, our general partner has the right to appoint four of seven, or a majority, of our directors. Certain of our directors and officers are directors and officers of GasLog or its affiliates, and, as such, they have fiduciary duties to GasLog or its affiliates that may cause them to pursue business strategies that disproportionately benefit GasLog or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between GasLog and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. See "—Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors". These conflicts include, among others, the following situations:

  •
  neither our partnership agreement nor any other agreement requires our general partner or GasLog or its affiliates to pursue a business strategy that favors us or utilizes our assets, and GasLog's officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of GasLog, which may be contrary to our interests;

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

  •
  under our partnership agreement, as permitted under Marshall Islands law, our general partner and our directors have limited fiduciary duties. The partnership agreement also restricts the remedies available to our unitholders; as a result of purchasing units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

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

        Even if our general partner relinquishes the power to elect one director to the common unitholders, so that they will elect a majority of our directors, our general partner will have substantial influence on decisions made by our board of directors. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions".

Our officers face conflicts in the allocation of their time to our business.

        Our officers are all employed by GasLog or its applicable affiliate and are performing executive officer functions for us pursuant to the administrative services agreement. Our officers, with the exception of our Chief Executive Officer ("CEO"), Andrew J. Orekar, are not required to work full-time on our affairs and also perform services for affiliates of our general partner (including GasLog). As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner's affiliates, which could have a material adverse effect on our business, results of operations and financial condition. See "Item 6. Directors, Senior Management and Employees".

Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

        Under the partnership agreement, our general partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our partnership agreement also contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

  •
  permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases, it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, GasLog. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

  •
  provides that our general partner and our directors are entitled to make other decisions in "good faith" if they reasonably believe that the decision is in our best interests;

  •
  generally provides that transactions with our affiliates and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us and that, in determining whether a transaction or resolution is "fair and reasonable", our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

  •
  provides that neither our general partner nor our officers or directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

        In order to become a limited partner of our partnership, a unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Fees and cost reimbursements, which GasLog or its applicable affiliate will determine for services provided to us and our subsidiaries, will be substantial, will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2017, will be payable regardless of our profitability and will reduce our cash available for distribution to our unitholders.

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

        For a description of the ship management agreements, commercial management agreements and the administrative services agreement, see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions". The aggregate fees and expenses payable for services under the ship management agreements, commercial management agreements and administrative services agreement for the year ended December 31, 2017 were $6.1 million, $4.3 million and $6.5 million, respectively. As the fees under the administrative services agreement relate to the GasLog Greece, the GasLog Geneva and the Solaris only since their acquisition from GasLog in May, July and October 2017 respectively, and our board approved an increase in the service fee payable to GasLog under the terms of the administrative services agreement with effective date January 1, 2018, the fees and expenses payable pursuant to this agreement will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2017. Additionally, these fees and expenses will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of GasLog or its applicable affiliate, including GasLog LNG Services, could adversely affect our ability to pay cash distributions to our unitholders.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner and, even if public unitholders are dissatisfied, it will be difficult for them to remove our general partner without GasLog's consent, all of which could diminish the trading price of our common units and Preference Units.

        Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

  •
  It is difficult for unitholders to remove our general partner without its consent. The vote of the holders of at least 66 2/3% of all outstanding common units, including any units owned by our general partner and its affiliates, voting together as a single class is required to remove the general partner. As of February 8, 2018, GasLog owns 24.4% of the outstanding common units. Common unitholders are entitled to elect only three of the seven members of our board of directors. Our general partner, by virtue of its general partner interest, in its sole discretion, appoints the remaining directors (subject to its right to transfer the power to elect a majority of our directors to the common unitholders).

  •
  The election of the directors by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors will be selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

  •
  Our partnership agreement contains provisions limiting the ability of common unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

  •
  Unitholders' voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units (other than Preference Units) then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. Effectively, this means that the voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation, except with respect to voting their common units in the election of the elected directors.

  •
  There are no restrictions in our partnership agreement on our ability to issue equity securities.

        The effect of these provisions may be to diminish the price at which the common units and Preference Units will trade.

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

        We have granted registration rights to GasLog and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of February 8, 2018, GasLog owns 9,984,716 common units and all of the incentive distribution rights. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

GasLog, as the holder of all of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of our board of directors or holders of our common units. This may result in lower distributions to holders of our common units in certain situations.

        GasLog, as the holder of all of the incentive distribution rights, has the right, at a time when it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by GasLog, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution"), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

        In connection with resetting these target distribution levels, GasLog will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to it on the incentive distribution rights in the prior two quarters. We anticipate that GasLog would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that GasLog could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to GasLog in connection with resetting the target distribution levels related to GasLog's incentive distribution rights. See "Item 8. Financial Information—Our Cash Distribution Policy—Incentive Distribution Rights".

We may issue additional equity securities, including securities senior to the common units, without the approval of our common unitholders, which would dilute the ownership interests of the common unitholders.

        We may, without the approval of our common unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. For example, in January 2017, we completed a follow-on public offering of 3,750,000 common units and in connection with the offering issued 76,531 general partner units to our general partner in order for GasLog to retain its 2.0% general partner interest. Furthermore, on May 15, 2017, we completed a public offering of 5,750,000 8.625% Series A Preference Units (including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Units).

        On May 16, 2017, the Partnership commenced its ATM Programme under which we may, from time to time, raise equity through the issuance and sale of new common units. Following an increase in the size of the ATM Programme completed on November 3, 2017 we can issue up to $144.0 million in new common units. On January 17, 2018, we completed a public offering of 4,600,000, 8.200% Series B Preference Units (including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series B Preference Units).

        The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

  •
  our common unitholders' proportionate economic ownership interest in us will decrease;

  •
  the amount of cash available for distribution on each common unit may decrease;

  •
  the relative voting strength of each previously outstanding common unit may be diminished;

  •
  we may not be able to pay our distributions to common unitholders if we have failed to pay the distributions on our Preference Units; and

  •
  the market price of the common units may decline.

        The Preference Units are senior to the common units and as such receive priority over the common units in distributions and liquidation.

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

        Our partnership agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also will affect the amount of cash available for distribution to our unitholders and they are not subject to any specified maximum dollar amount. As described above in "—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain and replace the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted", our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

        If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. GasLog, which owns and controls our general partner, owns 24.4% of our common units.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

        As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the "control" of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

        Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

The price of our common units may be volatile.

        The price of our common units may be volatile and may fluctuate due to factors including:

  •
  our payment of cash distributions to our unitholders;

  •
  actual or anticipated fluctuations in quarterly and annual results;

  •
  fluctuations in oil and natural gas prices;

  •
  fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;

  •
  mergers and strategic alliances in the shipping industry;

  •
  changes in governmental regulations or maritime self-regulatory organizations standards;

  •
  shortfalls in our operating results from levels forecasted by securities analysts;

  •
  announcements concerning us or our competitors or other quoted MLPs;

  •
  the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

  •
  general economic conditions including fluctuations in interest rates;

  •
  terrorist acts;

  •
  future sales of our units or other securities, including sales under our ATM Programme;

  •
  investors' perceptions of us and the LNG shipping industry;

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

        Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act, or the "Marshall Islands Act", we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Our Preference Units are subordinated to our debt obligations and investors' interests could be diluted by the issuance of additional preference units and by other transactions.

        Our Preference Units are subordinated to all of our existing and future indebtedness. As of December 31, 2017, we had an aggregate of $1,155.6 million of outstanding indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay distributions to unitholders. Our partnership agreement authorizes the issue of an unlimited number of preference units in one or more class of units. The issuance of additional preference units on a parity with or senior to our Preference Units would dilute the interests of the holders of our Preference Units, and any issuance of preference units senior to or on a parity with our Preference Units or of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Preference Units. No provisions relating to our Preference Units protect the holders of our Preference Units in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Units.

        Each series of our Preference Units ranks pari passu with any other class or series of units established after the original issue date of such series that is not expressly subordinated or senior to the Preference Units as to the payment of distributions and amounts payable upon liquidation or reorganization. If less than all distributions payable with respect to a series of Preference Units and any parity securities are paid, any partial payment shall be made pro rata with respect to such Preference Units and any parity securities entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such units at such time.

Holders of our Preference Units have extremely limited voting rights.

        Holders of the Preference Units generally have no voting rights. However, if and whenever distributions payable on a series of Preference Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of such series of Preference Units (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Preference Units voted as a class for the election of such director). The right of such holders of Preference Units to elect a member of our board of directors will continue until such time as all accumulated and unpaid distributions on the applicable series of Preference Units have been paid in full.

The Preference Units represent perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

        The Preference Units represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Preference Units may be required to bear the financial risks of an investment in the Preference Units for an indefinite period of time. In addition, the Preference Units rank junior to all our indebtedness and other liabilities, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

        The payment due to a holder of Series A Preference Units or Series B Preference Units upon a liquidation is fixed at the redemption preference of $25.00 per unit plus accumulated and unpaid distributions to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, holders of Preference Units will have no right to receive or to participate in these amounts. Furthermore, if the market price for Preference Units is greater than the liquidation preference, holders of Preference Units will have no right to receive the market price from us upon our liquidation.

We distribute all of our available cash to our limited partners and are not required to accumulate cash for the purpose of meeting our future obligations to holders of the Preference Units, which may limit the cash available to make distributions on the Preference Units.

        Subject to the limitations in our partnership agreement, we distribute all of our available cash each quarter to our limited partners. "Available cash" is defined in our partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

  •
  less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by the board of directors to:

  •
  provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

  •
  comply with applicable law, any debt instruments, or other agreements;

  •
  provide funds for payments to holders of Preference Units; and/or

  •
  provide funds for distributions to our limited partners and to our general partner for any one or more of the next four quarters;

  •
  plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

        As a result, we do not expect to accumulate significant amounts of cash. Depending on the timing and amount of our cash distributions, these distributions could significantly reduce the cash available to us in subsequent periods to make payments on the Preference Units.

The Preference Units have not been rated, and ratings of any other of our securities may affect the trading price of the Preference Units.

        We have not sought to obtain a rating for either series of Preference Units, and the units may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series A and/or Series B Preference Units or that we may elect to obtain a rating of our Series A or Series B Preference Units in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to a series of Preference Units in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, or if ratings for such other securities would imply a lower relative value for the Preference Units, could adversely affect the market for, or the market value of, the Preference Units. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Preference Units. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of either the Series A or Series B Preference Units may not reflect all risks related to us and our business, or the structure or market value of the Preference Units.

Market interest rates may adversely affect the value of our Preference Units.

        One of the factors that will influence the price of our Preference Units will be the distribution yield on the Preference Units (as a percentage of the price of our Series A Preference Units or Series B Preference Units, as applicable) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our Preference Units to expect higher distribution yields, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distributions. Accordingly, higher market interest rates could cause the market price of our Preference Units to decrease.

The Preference Units are redeemable at our option.

        We may, at our option, redeem all or, from time to time, part of the Series A Preference Units on or after June 15, 2027 or the Series B Preference Units on or after March 15, 2023. If we redeem your Series A Preference Units or Series B Preference Units, you will be entitled to receive a redemption price equal to $25.00 per unit plus accumulated and unpaid distributions to the date of redemption. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the applicable series of Preference Units had such series of Preference Units not been redeemed. We may elect to exercise our partial redemption right on multiple occasions.

The historical levels of three-month LIBOR are not an indication of the future levels of three-month LIBOR.

        From and including June 15, 2027, the distribution rate for the Series A Preference Units will be determined based on three-month LIBOR, and from and including March 15, 2023, the distribution rate for the Series B Preference Units will be determined based on three-month LIBOR. In the past, the level of three-month LIBOR has experienced significant fluctuations. Historical levels, fluctuations and trends of three-month LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in three-month LIBOR is not an indication that three-month LIBOR is more or less likely to increase or decrease at any time during the floating rate period for a series of Preference Units, and you should not take the historical levels of three-month LIBOR as an indication of its future performance. Although the actual three-month LIBOR on a distribution payment date or at other times during a distribution period with respect to a series of Preference Units may be higher than the three-month LIBOR on the applicable distribution determination date for such series, you will not benefit from the three-month LIBOR at any time other than on the distribution determination date for such distribution period. As a result, changes in the three-month LIBOR may not result in a comparable change in the market value of the Series A Preference Units on or after June 15, 2027 or in the market value of the Series B Preference Units on or after March 15, 2023.

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the value of and return on the Preference Units. If LIBOR is discontinued, distributions on a series of Preference Units during the applicable floating rate period may be calculated using another base rate.

        Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers' Association (the "BBA") in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR.

        On July 27, 2017, the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 ("FCA Announcement"). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. It is not possible to predict the effect of the FCA Announcement, any changes in the methods pursuant to which LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the United Kingdom and elsewhere, which may adversely affect the trading market for LIBOR based securities, including the Preference Units, or result in the phasing out of LIBOR as a reference rate for securities. In addition, any changes announced by the FCA, including the FCA Announcement, the ICE Benchmark Administration Limited (the independent administrator of LIBOR) or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which LIBOR rates are determined may result in a sudden or prolonged increase or decrease in reported LIBOR rates. If that were to occur, the level of distribution payments during the floating rate period for a series of Preference Units would be affected and the value of such Preference Units may be materially affected.

        Further, if a LIBOR rate is not available on a distribution determination date during the floating rate period for a series of Preference Units, the terms of such Preference Units will require alternative determination procedures which may result in distribution payments differing from expectations and could materially affect the value of such Preference Units.

We will be subject to taxes, which will reduce our cash available for distribution to the holders of our Preference Units.

        We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distributions. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distributions. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

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

        We are organized under the laws of the Marshall Islands and substantially all of our assets are located outside of the United States. In addition, our general partner is a Marshall Islands limited liability company, our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or our directors or officers.

Our partnership agreement designates the Court of Chancery of the State of Delaware as the sole and exclusive forum, unless otherwise provided for by Marshall Islands law, for certain litigation that may be initiated by our unitholders, which could limit our unitholders' ability to obtain a favorable judicial forum for disputes with our general partner.

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

  •
  assert a claim arising pursuant to any provision of the Marshall Islands Act; or

  •
  assert a claim governed by the internal affairs doctrine regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. Any person or entity otherwise acquiring any interest in our common units or Preference Units shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our unitholders' ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

Tax Risks

        In addition to the following risk factors, you should read "Item 10. Additional Information—E. Tax Considerations" for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units and Preference Units.

We may be subject to taxes, which may reduce our cash available for distribution to you.

        We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted. See "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership".

U.S. tax authorities could treat us as a "passive foreign investment company" under certain circumstances, which would have adverse U.S. federal income tax consequences to U.S. unitholders.

        A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a "passive foreign investment company", or "PFIC", for U.S. federal income tax purposes if at least 75.0% of its gross income for any tax year consists of "passive income" or at least 50.0% of the average value of its assets produce, or are held for the production of, "passive income". For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income". U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

        Based on our past, current and projected methods of operation, and an opinion of our U.S. counsel, Cravath, Swaine & Moore LLP, we believe that we were not a PFIC for any of our previous tax years and that we will not be treated as a PFIC for any future tax year. We have received opinions of our U.S. counsel in support of this position that conclude that the income our subsidiaries earn from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that more than 25.0% of our gross income for each of our previous years arose and that we expect that more than 25.0% of our gross income for our current and each future year will arise from such time-chartering activities, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such non-passive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for any of our previous tax years or for our current tax year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

        Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit, or the "Fifth Circuit", held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or "IRS", stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities, and the opinion of our counsel is not binding on the IRS or any court. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any tax year, we cannot assure you that the nature of our operations will not change in the future, or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any tax year (and regardless of whether we remain a PFIC for any subsequent tax year), our U.S. unitholders would face adverse U.S. federal income tax consequences. See "Item 10. Additional Information—E. Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences" for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

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

        We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2018 tax year, unless our general partner exercises the "GasLog option" described in "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—U.S. Taxation of Shipping". Even if we do not qualify for such an exemption, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for distribution to our unitholders. For 2017, the U.S. source gross transportation tax was $0.3 million. For a more detailed discussion, see the section entitled "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—United States".

You may be subject to income tax in one or more non-U.S. jurisdictions as a result of owning our common units or Preference Units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those jurisdictions.

        We intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries. Furthermore, we intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes the risk that unitholders may be treated as having a permanent establishment or tax presence in a jurisdiction where we or our subsidiaries conduct activities simply by virtue of their ownership of our common units or Preference Units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities or the activities of our subsidiaries may rise to the level of a tax presence that is attributed to our unitholders for tax purposes. If you are attributed such a tax presence in a jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. In addition, we may be required to obtain information from you in the event a tax authority requires such information to submit a tax return. We may be required to reduce distributions to you on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

ITEM 4.    INFORMATION ON THE PARTNERSHIP

A. History and Development of the Partnership

        GasLog Partners was formed on January 23, 2014 as a Marshall Islands limited partnership. GasLog Partners and its subsidiaries are primarily engaged in the ownership, operation and acquisition of LNG carriers engaged in LNG transportation under multi-year charters. The Partnership conducts its operations through its vessel-owning subsidiaries and, as of February 8, 2018, we have a fleet of 12 LNG carriers, including seven vessels with modern TFDE propulsion technology and five modern Steam vessels.

        On May 12, 2014, we completed our IPO and our common units began trading on the NYSE on May 7, 2014 under the ticker symbol "GLOP". A portion of the proceeds of our IPO was paid as partial consideration for GasLog's contribution to us of the interests in its subsidiaries which owned the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney. Since the IPO we have completed additional equity offerings as set forth below, the proceeds of which have been used or may be used (i) to partially fund the acquisition of GasLog vessel owning subsidiaries, (ii) to pay down debt or (iii) for general corporate purposes:

Date of Equity Offering	Equity Offering	Use of Proceeds	Date Vessel Acquisition Completed
January 17, 2018	Preference equity offering, Series B Preference Units	—	—
May 16, 2017 onwards	Common equity offering through our ATM Programme	Acquisition of the Solaris	October 20, 2017
May 15, 2017	Preference equity offering, Series A Preference Units	Acquisition of the GasLog Geneva	July 3, 2017
January 27, 2017	Follow-on common equity offering	Acquisition of the GasLog Greece	May 3, 2017
August 5, 2016	Follow-on common equity offering	Acquisition of the GasLog Seattle	November 1, 2016
June 26, 2015	Follow-on common equity offering	Acquisition of the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally	July 1, 2015
September 29, 2014	Follow-on common equity offering	Acquisition of the Methane Rita Andrea and Methane Jane Elizabeth	September 29, 2014

        We maintain our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15.

B. Business Overview

Overview

        We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under multi-year charters. Our fleet of 12 LNG carriers, which have fixed charter terms expiring between 2018 and 2026, were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner. The charters on three of the vessels expire in 2018 and two further charters will expire in 2019. On redelivery, the vessels may operate in the short-term spot market until we secure new long-term time charters.

        Our fleet consists of 12 LNG carriers, including seven vessels with modern TFDE propulsion technology and five modern Steam vessels, all of which operate under multi-year charters with subsidiaries of Shell. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners in the future.

        We operate our vessels under multi-year charters with fixed-fee contracts that generate predictable cash flows. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and/or third parties. However, we cannot assure you that we will make any particular acquisition or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing. For further discussion of the risks that we face, please read "Item 3. Key Information—D. Risk Factors".

        GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers which provides support to international energy companies as part of their LNG logistics chain. GasLog was founded by its chairman, Peter G. Livanos, whose family's shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the NYSE on March 30, 2012, under the ticker symbol "GLOG". At the time of its initial public offering, GasLog's wholly owned fleet consisted of ten LNG carriers, including eight newbuildings on order. Since its initial public offering, GasLog has increased by approximately 70% the total carrying capacity of vessels in its fleet, which includes vessels on the water and newbuildings on order. As of February 8, 2018, GasLog's wholly owned and bareboat fleet includes 17 LNG carriers, including 12 ships on the water and five LNG carriers on order from Samsung and Hyundai, as well as a 25.9% ownership in the Partnership. See "—Our Fleet".

Our Fleet

Owned Fleet

        The following table presents information about our fleet as of February 8, 2018:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	—
GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	—
GasLog Sydney	2013	155,000	Shell	TFDE	September 2018	—
GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025 - 2030(1)
Solaris	2014	155,000	Shell	TFDE	June 2021	2026 - 2031(1)
GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031(2)
GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028 - 2031(3)
Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023 - 2025(4)
Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	—
Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	—
Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023 - 2025(5)
Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023 - 2025(5)

(1)
Charterer may extend the term of these time charters for a period ranging from five to ten years, and the charters require that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(2)
Charterer may extend the term of the time charter for a period of five years, provided that the charterer provides us with advance notice of declaration.

(3)
Charterer may extend the term of the time charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)
Charterer may extend this charter for one extension period of three or five years, and the charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

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

        The key characteristics of our current fleet include the following:

  •
  each ship is sized at between approximately 145,000 cbm and 174,000 cbm capacity, which places our ships in the medium-size class of LNG carriers; we believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world and have competitive levels of LNG boil-off;

  •
  our ships are of the same specifications (in groups of five, two and five ships);

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

  •
  Bermuda is the flag state of each ship;

  •
  each of our ships has received an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

  •
  our fleet has an average age of 6.7 years, making it one of the youngest in the industry, compared to a current average age of 10.4 years for the global LNG carrier fleet including LNG carriers of all sizes as of December 31, 2017.

Charter expirations

        The GasLog Shanghai, the GasLog Santiago and the GasLog Sydney are due to come off charter in May 2018, July 2018 and September 2018, respectively, each plus or minus 30 days. In addition, the Methane Jane Elizabeth is due to come off charter in October 2019 and the Methane Alison Victoria in December 2019, each plus or minus 30 days. GasLog Partners continues to pursue opportunities for new multi-year charters with third parties for the vessels and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions. It should be noted that for the GasLog Sydney, GasLog Partners has the option to enter into a bareboat charter or time charter arrangement with GasLog designed to guarantee the total cash available for distribution from the vessel for one year, such option being agreed to at the time the amendments to the initial charter terms, referenced above, were accepted.

Additional Vessels

  Existing Vessel Interests Purchase Options

        We currently have the option to purchase from GasLog: (i) the GasLog Glasgow and the GasLog Gibraltar within 36 months after GasLog notifies our board of directors of their acceptance by their charterers, (ii) as provided for under the addendum to the omnibus agreement dated April 21, 2015 among GasLog, GasLog Partners, our general partner and GasLog Partners Holdings, the Methane Becki Anne and the Methane Julia Louise (which is subject to a multi-year charter to MSL), within 36 months after the completion of their acquisition by GasLog on March 31, 2015, which options will expire in March 2018 if not extended, and (iii) the GasLog Houston within 30 days after GasLog notifies us that the vessel has commenced its multi-year charter with Shell. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement.

        See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement—Noncompetition" for additional information on the LNG carrier purchase options.

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion(1)	Charter Expiration(2)
GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026
GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023
Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024
Methane Julia Louise(3)	2010	170,000	Shell	TFDE	March 2026
GasLog Houston(4)	2018	174,000	Shell	LP-2S	April 2028

(1)
References to "LP-2S" refer to low pressure dual-fuel two-stroke engine propulsion.

(2)
Indicates the expiration of the initial fixed term.

(3)
On February 24, 2016, GasLog's subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its then current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year charter with MSL.

(4)
The GasLog Houston will be delivered to Shell to commence '>her multi-year charter, on February 14, 2019 plus or minus 45 days at the charterer's option.

  Five-Year Vessel Business Opportunities

        GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as "Five-Year Vessels". The four newbuildings listed below will each qualify as a Five-Year Vessel upon commencement of their respective multi-year charters, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(2)
Hull No. 2130	Q1 2018	174,000	Shell	LP-2S	2027
Hull No. 2801	Q1 2018	174,000	Total	LP-2S	2025
Hull No. 2131	Q1 2019	174,000	Shell	LP-2S	2029
Hull No. 2213	Q2 2020	180,000	Centrica	LP-2S	2027

(1)
Expected delivery quarters are presented.

(2)
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

  Vessel Acquisition Considerations

        We are not obligated to purchase any of the vessels from GasLog described in the previous sections and, accordingly, we may not complete the purchase of any such vessels. Furthermore, our ability to purchase any additional vessels, including under the omnibus agreement from GasLog, is dependent on our ability to obtain financing to fund all or a portion of the acquisition costs of these vessels. Following the Series B Preference Units raise completed on January 17, 2018, we have raised additional net proceeds of approximately $111.0 million which will be used for general partnership purposes, which may include funding future vessel acquisitions. We currently expect that this will include future acquisitions from GasLog. Our ability to acquire additional vessels from GasLog is also subject to obtaining any applicable consents of governmental authorities and other non-affiliated third parties, including the relevant lenders and charterers. Under the omnibus agreement, GasLog will be obligated to use reasonable efforts to obtain any such consents. We cannot assure you that in any particular case the necessary consent will be obtained. See "Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business" for a discussion of the risks we face in acquiring vessels. See also "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement".

Customers

        One customer, Shell, accounted for all of our total revenues for the year ended December 31, 2017.

Ship Time Charters

        We provide the services of our ships under time charters. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the ship owner provides crewing and other services related to the ship's operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges and canal fees and LNG boil-off).

        Our subsidiaries that own the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney have entered into a master time charter with MSL that establishes the general terms under which the three vessels are chartered together with a separate confirmation memorandum for each ship in order to supplement the master time charter and specify the commercial charter terms. Our subsidiaries that own the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally have entered into separate time charters for each vessel with MSL. Our subsidiaries that own the GasLog Seattle and the Solaris have entered into separate time charters for the vessels with a subsidiary of Shell. The Solaris is also managed and operated by a subsidiary of Shell. The subsidiary that owns the GasLog Greece has entered into a master time charter with MSL that also includes the GasLog Glasgow, a GasLog vessel. Likewise, the subsidiary that owns the GasLog Geneva is party to a master time charter with MSL that also includes the GasLog Gibraltar, a GasLog vessel. A separate confirmation memorandum has been issued for each ship to specify the individual commercial charter terms.

        If we exercise our option to purchase any of the Methane Lydon Volney, the Methane Becki Anne, the Methane Julia Louise, the GasLog Glasgow, the GasLog Gibraltar or the GasLog Houston, or, once offered by GasLog, Hull Nos. 2130 or 2131, such LNG carriers will be chartered to Shell. If we exercise our option to purchase Hull Nos. 2801 or 2213 once offered by GasLog, such LNG carriers will be chartered to subsidiaries of Total and Centrica, respectively.

        The following discussion describes the material terms of the time charters for our fleet.

Initial Term, Extensions and Redelivery

        The initial terms of the time charters for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney began upon delivery of the ships in January 2013, March 2013 and May 2013, respectively, and were due to terminate in 2018, 2018 and 2019, as applicable, with MSL having options to extend the terms of each of the charters for up to eight years at specified hire rates. In April 2015, the charter expirations for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were amended. The initial terms of the time charters for the GasLog Shanghai and the GasLog Santiago were each extended by four months to May 2018 and July 2018, respectively, whilst the initial term for the GasLog Sydney was shortened by eight months to September 2018. The options to extend the initial terms have not been exercised and as such the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney are due to come off charter in May 2018, July 2018 and September 2018, respectively, each plus or minus 30 days.

        The initial terms of the time charters for the Methane Rita Andrea and the Methane Jane Elizabeth began upon their acquisition by GasLog in April 2014 and will terminate in 2020 and 2019, respectively. MSL has options to extend the terms of each or both of the charters for three or five years at specified hire rates, and each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option. In October 2017, MSL notified us of its intention not to exercise the charter extension option for the Methane Jane Elizabeth. As such, the Methane Jane Elizabeth is due to come off charter in October 2019 plus or minus 30 days.

        The initial terms of the time charters for the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally began upon their acquisition by GasLog on June 4, 2014, June 11, 2014 and June 25, 2014, respectively, and will terminate in 2019, 2020 and 2020, respectively. MSL has options to extend the terms of two of the time charters for a period of either three or five years beyond the initial charter expiration dates, and each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option. With respect to the Methane Alison Victoria, no such nomination has been received within the required notice period. As a result, the Methane Alison Victoria is now due to come off charter in December 2019 plus or minus 30 days.

        The initial term of the time charter for the GasLog Seattle began upon delivery of the ship to GasLog in 2013 and will terminate in December 2020. Shell has two consecutive five-year extension options, which, if exercised, would extend the charter for a period of either five or ten years beyond the initial charter expiration date. The charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

        The initial terms of the time charters for the GasLog Greece and the GasLog Geneva began upon delivery of the ships and will terminate in 2026 and 2023, respectively. For the GasLog Greece, MSL has the option to extend the term of the charter for up to five years and, for the GasLog Geneva, MSL has the option to extend the term of the charter for up to eight years. Each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

        The term of the time charter for the Solaris began upon delivery of the ship following an initial period during which the ship operated under a maiden voyage time charter, the purpose of which was to facilitate completion by Shell of an operational discharge inspection of the ship. The time charter for the Solaris will terminate in 2021. Shell has the option to extend the charter term for a period ranging from five to ten years at specified hire rates. The charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

        Our time charters provide for redelivery of the ship to us at the expiration of the term, as such term may be extended upon the charterer's exercise of its extension options, or upon earlier termination of the charter (as described below), plus or minus 30 days. Under all of our charters, the charterer has the right to extend the term for most periods in which the ship is off-hire. Our charter contracts do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

Hire Rate Provisions

        "Hire rate" refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars.

        Under the time charters for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, the hire rate includes two components—a capital cost component and an operating cost component. The capital cost component relates to the cost of the ship's purchase and is a fixed daily amount that is structured to provide a return on our invested capital. The charters provide for the capital cost component to increase by a specified amount during any option period. The operating cost component is a fixed daily amount that increases at periodic intervals at a fixed percentage or is calculated based on a periodic budget agreed upon by the parties. Although the daily amount of the operating cost component is fixed (subject to a specified periodic increase or adjustment if a given charter contains such provision), it is intended to correspond to the costs of operating the ship and related expenses. In such charters, in the event of a material increase in the actual costs we incur in operating the ship, a clause in the charter provides us the right in certain circumstances to seek a review and potential adjustment of the operating cost component. The hire rates provided for under the time charters for the GasLog Greece, the GasLog Geneva, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally include only one component that is a fixed daily amount that decreases during any option period.

        Under the time charter for the GasLog Seattle, the hire rate for an initial period of up to two years, at the charterer's option, was set at the prevailing market rate for a comparable ship, subject to a cap and a floor. Following such initial period, the hire rate is calculated based on three components—a capital cost component, an operating cost component and a ship management fee. The capital cost component is a fixed daily amount, which will increase by a specified amount during any option period. The daily amount of the operating cost component, which is intended to pass-through fully to the charterer the costs of operating the ship, is set annually and adjusted at the end of each year to compensate us for the actual costs we incur in operating the ship. Dry-docking expenses are budgeted in advance and are reimbursed by the charterers immediately following a dry-docking. The ship management fee is a daily amount set in line with industry practice for fees charged by ship managers and is intended to compensate us for management of the ship.

        Under the time charter for the Solaris, the vessel is managed by a subsidiary of Shell and such entity covers operating costs. Therefore, the hire rate includes only one component that is a fixed daily amount equivalent to the capital cost component.

        The hire rates for each of our ships may be reduced if the ship does not perform to certain of its specifications or if we breach our obligations under the charter.

Off-Hire

        When a ship is "off-hire"—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. Our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ship. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer's use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), dry-docking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship's officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems.

        All ships are dry-docked at least once every five years for a special survey as required by the ship's classification society. Ships are considered to be off-hire under our time charters during such periods.

Ship Management and Maintenance

        Under our time charters, we are responsible for the technical management of the majority of our ships (the Solaris is managed by Shell). Technical management includes the engagement and provision of qualified crews, employment of armed guards for transport in certain high-risk areas, maintaining the ship, arranging supply of stores and equipment, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements, as well as for dry-docking expenses. We provide these management services through technical management agreements with GasLog LNG Services, a wholly-owned subsidiary of GasLog. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements".

Termination and Cancellation

        Under our existing time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the People's Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled dry-docking for a period exceeding 90 consecutive days, or for more than 90 days in any one-year period.

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

        In addition to independent owners, some of the major oil and gas producers own LNG carriers and, in the recent past they have contracted for the construction of new LNG carriers. Certain national oil and gas and shipping companies also have large fleets of LNG carriers that have expanded and may continue to expand. Some of these companies may compete with independent owners by using their fleets to carry LNG for third parties.

Seagoing and Shore-Based Employees

        We do not directly employ any on-shore employees, or any seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2017, GasLog employed (directly and through ship managers) approximately 1,435 seafaring staff who serve on GasLog's owned and managed vessels (including our fleet) as well as 184 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements".

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. As a result, GasLog has historically enjoyed high retention rates. In 2017, GasLog's retention rate was 96% for senior seagoing officers, 97% for other seagoing officers and 98% for shore staff.

        Although GasLog has historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRUs has been increasing as the global fleet of LNG carriers and FSRUs continues to grow. This increased demand has and may continue to put inflationary cost pressure on ensuring qualified and well trained crew are available to GasLog. However, we and GasLog expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including automatic periodic adjustment provisions and cost review provisions.

Classification, Inspection and Maintenance

        Every large, commercial seagoing ship must be "classed" by a classification society. The classification society certifies that the ship is "in class", signifying that the ship has been built and subsequently maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the ship's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

        To ensure each ship is maintained in accordance with classification society standards and for maintenance of the class certificate, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed periodically. Surveys are based on a five-year cycle that consists of annual surveys, intermediate surveys that are typically completed between the second and third years of every five-year cycle, and comprehensive special surveys (also known as class renewal surveys) that are completed at each fifth anniversary of the ship's delivery.

        All areas subject to surveys as defined by the classification society are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are otherwise prescribed. All ships are also required to be dry-docked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits. We intend to dry-dock our ships at five-year intervals that coincide with the completion of the ship's special surveys. We expect that the dry-docking schedule for the vessels which we have the option to purchase from GasLog will, for the foreseeable future, follow the same schedule as our current fleet.

        Most insurance underwriters make it a condition for insurance coverage that a ship be certified as "in class" by a classification society that is a member of the International Association of Classification Societies. The vessels in our fleet are each certified by the American Bureau of Shipping, or "ABS". Each ship has been awarded International Safety Management ("ISM") certification and is currently "in class".

        The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our fleet:

Ship Name	Dry-docking and Special Survey
GasLog Seattle	2018
GasLog Santiago	2018
GasLog Sydney	2018
Solaris	2019
Methane Alison Victoria	2020
Methane Shirley Elisabeth	2020
Methane Heather Sally	2020
Methane Rita Andrea(*)	2021
Methane Jane Elizabeth(*)	2021
GasLog Greece	2021
GasLog Geneva	2021
GasLog Shanghai(**)	2023

(*)
The Methane Rita Andrea and the Methane Jane Elizabeth carried out their initial dry-dockings in our fleet in April 2016 and March 2016, respectively.

(**)
The GasLog Shanghai carried out her initial dry-docking in our fleet in November 2017.

Risk of Loss, Insurance and Risk Management

        The operation of any ship has inherent risks. These risks include mechanical failure, personal injury, collision, property loss or damage, ship or cargo loss or damage and business interruption due to a number of reasons, including mechanical failure, political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including collision, explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating ships in international trade.

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

Protection and Indemnity Insurance

        Protection and indemnity insurance is typically provided by a protection and indemnity association, or "P&I association", and covers third-party liability, crew liability and other related expenses resulting from injury to or death of crew, passengers and other third parties, loss of or damage to cargo, third-party claims arising from collisions with other ships (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

        Our protection and indemnity insurance covering our ships is provided by a P&I association that is a member of the International Group of Protection and Indemnity Clubs, or "International Group". The thirteen P&I associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

        Our protection and indemnity insurance is currently subject to limits of $3 billion per ship per event in respect of liability to passengers and seamen, $2 billion per ship per event in respect of liability to passengers, and $1 billion per ship per event in respect of liability for oil pollution.

        As a member of a P&I association, we will be subject to calls payable to the P&I association based on the International Group's claim records as well as the claim records of all other members of the P&I association of which we are a member.

Safety Performance

        GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. During 2017, GasLog's fleet experienced one restricted work case and five first aid cases.

Permits and Authorizations

        We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, financial assurances and certificates with respect to our ships. The kinds of permits, licenses, financial assurances and certificates required will depend upon several factors, including the waters in which the ship operates, the nationality of the ship's crew and the age of the ship. We have obtained all permits, licenses, financial assurances and certificates currently required to operate our ships. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of our doing business.

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

        We believe that our ships are operated in material compliance with applicable environmental laws and regulations and that our ships in operation have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. In fact, each of our ships have received an ENVIRO, an ENVIRO+ or a CLEAN notation from our classification societies, which denote compliance with their published guidelines concerning stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions. Because environmental laws and regulations are frequently changed and may impose increasingly strict requirements, however, it is difficult to predict accurately the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our ships. Moreover, additional legislation or regulation applicable to the operation of our ships that may be implemented in the future, such as in response to a serious marine incident like the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could negatively affect our profitability.

International Maritime Regulations

        The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention for the Safety of Life at Sea ("SOLAS") on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the STCW (International Convention on Standards of Training, Certification and Watchkeeping for Seafarers) and the MARPOL Convention. The Maritime Labour Convention (MLC), an International Labour Organization convention, establishing minimum working and living standards for all seafarers, entered into force on August 20, 2013. Ships that transport gas, including LNG carriers, are also subject to regulations under amendments to SOLAS, including the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the "ISM Code". The ISM Code requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for developing a safety management system for our ships that meets these requirements. GasLog LNG also is subject to the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (or the "IGC Code"), which prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our ships is in compliance with the IGC Code. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

        SOLAS is an international maritime law which sets minimum safety standards in the construction, equipment and operation of merchant ships. The convention requires signatory flag states to ensure that ships flagged by them comply with at least these standards. The current version of SOLAS is the 1974 version, known as SOLAS 1974, which came into force on May 25, 1980. As of August 2017, SOLAS 1974 had 163 contracting states, which flag about 99% of merchant ships around the world in terms of gross tonnage. SOLAS in its successive forms is generally regarded as the most important of all international maritime laws concerning the safety of merchant ships.

        The International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (STCW), 1978 was adopted on July 7, 1978 and entered into force on April 28, 1984. The main purpose of the Convention is to promote safety of life and property at sea and the protection of the marine environment by establishing in common agreement international standards of training, certification and watchkeeping for seafarers. The Manila amendments to the STCW Convention and Code were adopted on June 25, 2010, marking a major revision of the STCW Convention and Code. The 2010 amendments were set to enter into force on January 1, 2012 under the tacit acceptance procedure and were aimed at bringing the Convention and Code up to date with developments since they were initially adopted and to enable them to address issues that were anticipated to emerge in the foreseeable future.

        The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, or "MEPC", of the IMO approved amendments to

Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements establish a series of progressive standards to further limit the sulfur content in fuel oil, which are being phased in between 2012 and 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or "ECAs". For example, "Tier III" emission standards apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed after January 1, 2016. The European Union Directive 2005/33/EC, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our fleet complies with the relevant legislation and has the relevant certificates, including certificates evidencing compliance with Annex VI of the MARPOL Convention.

        Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the "CLC". Under this convention, a ship's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships carrying more than 2,000 gross tons of oil, and trading to states that are parties to this convention, must maintain evidence of insurance in an amount covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law impose liability either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunker Convention (defined below) "Blue Cards" to provide evidence that there is in place insurance meeting the liability requirements. Where applicable, all of our vessels have received "Blue Cards" from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

        The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the "Bunker Convention", which imposes liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime. We maintain insurance in respect of our ships that satisfies these requirements.

        Non-compliance with the ISM Code or with other IMO regulations may subject a ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports, including United States and European Union ports.

        The Maritime Labour Convention (MLC) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session (2006), establishing minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, whilst amendments were approved by the International Labour Conference at its 103rd Session (2014). The convention establishes a single, coherent instrument embodying as far as possible all up-to-date standards of existing international maritime labour conventions and recommendations, as well as the fundamental principles to be found in other international labour conventions.

United States

  Oil Pollution Act and CERCLA

        Our operations are subject to the U.S. Pollution Act of 1990, or "OPA", which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, or "CERCLA", which imposes liability on owners and operators of ships for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,200 per gross ton or $18,796,800 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship.

        These limits of liability do not apply under certain circumstances, however, such as where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. In addition, a marine incident that results in significant damage to the environment, such as the Deepwater Horizon oil spill, could result in amendments to these limitations or other regulatory changes in the future. We maintain the maximum pollution liability coverage amount of $1 billion per incident for our ships. We also believe that we will be in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our ships will call.

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

  Clean Water Act

        The U.S. Clean Water Act of 1972, or "CWA", prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

        The United States Environmental Protection Agency, or "EPA", has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, or the "VGP". To be covered by the VGP, owners of certain ships must submit a Notice of Intent, or "NOI", at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

  Clean Air Act

        The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the "CAA", requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL.

        The CAA also requires states to adopt State Implementation Plans, or "SIPs", designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 0.1% sulfur. As of January 1, 2016, NOx after-treatment requirements also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

Other Environmental Initiatives

        U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or "NISA", impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems, or "BWMS", became effective. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first dry-docking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

        At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the "BWM Convention". The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met earlier in 2016, and the convention became effective on September 8, 2017. While we believe that the vessels in our fleet comply with existing requirements, the cost of compliance could increase for ocean carriers. It is difficult to accurately predict the overall impact of such a requirement on our operations.

        Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or "HNS Convention", if it is entered into force. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or "HNS", including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. To date, the HNS Convention has not been ratified by a sufficient number of countries to enter into force.

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

        The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources and large stationary sources, although, the mobile source emissions do not currently apply to greenhouse gas emissions from ships. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted or amended at the international level that restrict emissions of greenhouse gases could require us to make significant expenditures that we cannot predict with certainty at this time.

        We believe that LNG carriers, which have the inherent ability to burn natural gas to power the ship, and in particular LNG carriers like certain of our vessels that utilize fuel-efficient diesel electric propulsion, can be considered among the cleanest of large ships in terms of emissions.

Ship Security Regulations

        A number of initiatives have been introduced in recent years intended to enhance ship security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or "MTSA", was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard ships operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on ships and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or "ISPS Code". Among the various requirements are:

  •
  on-board installation of automatic information systems to enhance ship-to-ship and ship-to-shore communications;

  •
  on-board installation of ship security alert systems;

  •
  the development of ship security plans; and

  •
  compliance with flag state security certification requirements.

        The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. ships from MTSA ship security measures, provided such ships have on board a valid "International Ship Security Certificate" that attests to the ship's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our ships.

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

United States

        The following discussion is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local taxes. You are encouraged to consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our common units or Preference Units that may be applicable to you.

  In General

        We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, except as provided below, we will be subject to U.S. federal income tax on our income to the extent such income is from U.S. sources or is otherwise effectively connected with the conduct of a trade or business in the United States.

  U.S. Taxation of Our Subsidiaries

        Our subsidiaries have elected to be treated as disregarded entities for U.S. federal income tax purposes. As a result, for purposes of the discussion below, our subsidiaries are treated as branches rather than as separate corporations.

  U.S. Taxation of Shipping Income

        We expect that substantially all of our gross income will be attributable to income derived from the transportation of LNG pursuant to the operation of our LNG carriers. Gross income attributable to transportation exclusively between non-U.S. ports is considered to be 100% derived from sources outside the United States and generally not subject to any U.S. federal income tax. Gross income attributable to transportation that both begins and ends in the United States, or "U.S. Source Domestic Transportation Income", is considered to be 100% derived from sources within the United States and generally will be subject to U.S. federal income tax. Although there can be no assurance, we do not expect to engage in transportation that gives rise to U.S. Source Domestic Transportation Income.

        Gross income attributable to transportation, including shipping income, that either begins or ends, but that does not both begin and end, in the United States is considered to be 50% derived from sources within the United States (such 50% being "U.S. Source International Transportation Income"). Subject to the discussion of "effectively connected" income below, Section 887 of the Code imposes on us a 4% U.S. income tax in respect of our U.S. Source International Transportation Income (without the allowance for deductions) unless we are exempt from U.S. federal income tax on such income under a tax treaty or the rules contained in Section 883 of the Code. The other 50% of the income described in the first sentence of this paragraph would not be subject to U.S. income tax.

        For this purpose, "shipping income" means income that is derived from:

  (i)
  the use of ships;

  (ii)
  the hiring or leasing of ships for use on a time, operating or bareboat charter basis;

  (iii)
  the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture we directly or indirectly own or participate in that generates such income; or

  (iv)
  the performance of services directly related to those uses.

        We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2018 tax year, unless our general partner exercises the "GasLog option".

        Our general partner, which is a wholly owned subsidiary of GasLog, by virtue of its general partner interest, has an option (the "GasLog option"), exercisable at its discretion, to cause our common unitholders to permanently have the right to elect a majority of our directors. If that option were exercised, we might qualify for an exemption from U.S. federal income tax on U.S. Source International Transportation Income under Section 883 of the Code. There is no assurance, however, that GasLog will exercise the GasLog option, which is necessary for us to qualify for such exemption, nor can we assure you that GasLog's exercise of the GasLog option would be sufficient for us to qualify for the exemption for our current or any future tax year.

        For any tax year in which we are not entitled to the exemption under Section 883, we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of "effectively connected income" below) for those years. For 2017, our U.S. source gross transportation tax was $0.3 million. In addition, our U.S. Source International Transportation Income that is considered to be "effectively connected" with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

Other Jurisdictions and Additional Information

        For additional information regarding the taxation of our subsidiaries, see Note 19 to our audited consolidated financial statements included elsewhere in this annual report.

C. Organizational Structure

        GasLog Partners is a publicly traded limited partnership formed in the Marshall Islands on January 23, 2014. The diagram below depicts our simplified organizational and ownership structure as of February 8, 2018.

        As of February 8, 2018, we have 13 subsidiaries, one is incorporated in the Marshall Islands and 12 are incorporated in Bermuda. Of our subsidiaries, 12 own vessels in our fleet. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

D. Property, Plant and Equipment

        Other than our ships, we do not own any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For information on our vessels, see "Item 4. Information on the Partnership—B. Business Overview—Our Fleet". For further details regarding our credit facilities, refer to "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

ITEM 4.A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Item 3. Key Information—D. Risk Factors" and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section "Forward-Looking Statements" at the beginning of this annual report.

        Prior to the closing of the IPO, we did not own any vessels. Our IFRS Common Control Reported Results represent the results of GasLog Partners as an entity under the common control of GasLog. The following discussion assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014, the transfer of three vessels from GasLog to the Partnership in July 2015, the transfer of one vessel from GasLog to the Partnership in November 2016 and the transfer of three vessels from GasLog to the Partnership in May, July and October 2017, respectively, were each accounted for as a reorganization of entities under common control under IFRS. Accordingly, the annual consolidated financial statements and the accompanying discussion under "Results of Operations" include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog.

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

Overview

        We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under multi-year charters. Our fleet of 12 LNG carriers, which have charter terms expiring through 2026, were contributed to us by, or acquired from, GasLog, which controls us through its ownership of our general partner. The charters on three of the vessels expire in 2018 and two further charters expire in 2019. On redelivery, the vessels may operate in the short-term spot market until we secure new long-term time charters.

        Our fleet consists of 12 LNG carriers, including seven vessels with modern TFDE propulsion technology and five Steam vessels, all of which operate under time charters with Shell. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners.

        We operate our vessels under multi-year charters with fixed-fee contracts that generate predictable cash flows. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and/or third parties. However, we cannot assure you that we will make any particular acquisition or that, as a consequence, we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

        Our results of operations, cash flows and financial conditions could differ from those that would have resulted if we operated autonomously or as an entity independent of GasLog in the years for which historical financial data is presented below, and such data may not be indicative of our future operating results or financial performance.

        You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

  •
  Our fleet consists of 12 LNG carriers. The charters on three of the vessels expire in 2018 and two further charters expire in 2019.  We continue to pursue opportunities for new multi-year charters with third parties for these vessels, but we may have difficulty in securing new charters at attractive rates and durations. In the interim, we may have exposure to the volatile spot market which is highly competitive and subject to significant price fluctuations. If we are unable to re-deploy a vessel, we will not receive any revenues from that vessel, and we will be required to pay expenses necessary to maintain the vessel in proper operating condition as well as to service the debt attached to that vessel.

  •
  In 2018, three of our vessels are scheduled to be dry-docked. During the scheduled dry-docking, two of the three vessels will undertake additional work which is expected to enhance their operational performance.  Dry-dockings of our vessels require significant expenditure and result in loss of revenue as our vessels are off-hire during such periods. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. The GasLog Santiago, the GasLog Sydney and the GasLog Seattle are expected to carry out scheduled dry-dockings, of which two will take place during the second quarter of 2018 and one in the fourth quarter of 2018. In addition to the normal cost of the scheduled dry-dockings for which provisions are made through our dry-dockings reserves in our Distributable cash flow calculations, we plan to make certain investments in two of the vessels with the aim of enhancing their operational performance at a total cost of approximately $28.0 million, which is expected to be capitalized as part of the respective vessel's cost. Of the total cost of approximately $28.0 million, approximately $4.0 million has already been paid. The additional time required for such work is expected to be around ten days per vessel but this is yet to be finally verified.

  •
  The size of our fleet continues to change.  Our historical results of operations, as reported under common control accounting, reflect changes in the size and composition of our fleet due to certain vessel deliveries. For example, each of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Seattle were delivered from the shipyard during 2013, and the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally were acquired by GasLog during 2014, and did not have any historical operations in GasLog prior to that time. In addition, pursuant to the omnibus agreement, (i) we have the option to purchase from GasLog five additional LNG carriers at fair market value as determined in accordance with the provisions of the omnibus agreement, and (ii) GasLog will be required to offer to us for purchase at fair market value, as determined in accordance with the omnibus agreement, any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation that GasLog owns or acquires if charters are secured with committed terms of five full years or more. Furthermore, we may grow through the acquisition in the future of other vessels or other LNG infrastructure assets from other parties as part of our growth strategy.

  •
  Our historical results of operations reflect administrative costs that are not necessarily indicative of future costs.  The aggregate fees and expenses payable for services under the administrative services agreement, commercial management agreements and ship management agreements for the year ended December 31, 2017 were $6.5 million, $4.3 million and $6.1 million, respectively. As the fees under the administrative services agreement relate to the GasLog Greece, the GasLog Geneva and the Solaris only since their acquisitions from GasLog in May, July and October 2017, respectively, and our board approved an increase in the service fee payable to GasLog under the terms of the administrative services agreement with effective date January 1, 2018, the fees and expenses payable pursuant to this agreement will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2017. Additionally, these fees and expenses will be payable without regard to our business, results of operations and financial condition. For a description of the administrative services agreement, commercial management agreements and ship management agreements, see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions".

Industry Overview and Trends

Energy Prices

        As referenced in "Item 3. Key Information—Risk Factors", global crude oil prices fell in 2014 and remained at relatively low levels through the third quarter of 2017. Combined with a significant increase in natural gas supply, this in turn applied downward pressure on international natural gas prices and led to a narrowing of the gap in natural gas pricing between different geographic regions.

        As a result largely of strong increases in demand for oil and for natural gas, as well as the actions taken by the Organization of Petroleum Exporting Countries and Russia to reduce production of crude oil, global oil, gas and LNG prices have recovered in recent months. As of February 8, 2018, Brent crude oil was quoted at approximately $64.8 per barrel compared to approximately $55.1 per barrel at this time last year. As of February 8, 2018, international natural gas prices were quoted at approximately $5.1 per million British thermal units ("mmbtu") for the Title Transfer Index in North West Europe compared to $5.9 per mmbtu at the same time last year, and at approximately $8.2 per mmbtu for the Japan Korea Marker index in North Asia compared to $8.0 per mmbtu at the same time last year.

        We believe that the difference between international gas prices and gas prices in the U.S., where Henry Hub gas pricing was quoted with a range of $2.4 - 3.7 per mmbtu during 2017, is positive for LNG shipping given the economic incentive for natural gas buyers and marketers to ship LNG over longer distances, such as between sources of LNG in the U.S. and markets in Europe and Asia.

LNG Supply

        The global seaborne trade of LNG cargoes was over 295 mtpa in 2017 and is projected by Wood Mackenzie to rise to approximately 320 mtpa in 2018. This forecasted growth is expected to be driven mainly by new Australian, U.S. and Russian LNG export projects, with shipments commencing or ramping up from Wheatstone Train 2 (4.5 mtpa), Ichthys Trains 1 and 2 (8.8 mtpa), Prelude (3.6 mtpa), Sabine Pass Train 4 (4.5 mtpa), Cove Point (5.3 mtpa) and Yamal (16.5 mtpa), all of which are scheduled to increase or start production over the next 12 months.

        Looking beyond 2018, there continues to be good visibility on the construction of new LNG production capacity through 2020 from projects in the U.S., Malaysia and Indonesia, with 42 mtpa expected to be added in 2019 and 36 mtpa expected to be added in 2020 according to Wood Mackenzie. Of these countries, the U.S. is by far the most significant contributor to new supply, with more than 40 mtpa of new LNG production capacity anticipated to enter production during 2019 and 2020. U.S. projects scheduled to begin exports by the end of 2020 include Freeport (13.2 mtpa), Corpus

Christi (9 mtpa), Cameron (12 mtpa) and Elba Island (2.5 mtpa). The majority of U.S. volumes have already been contracted with most expected to be sold into the Asian and European markets.

LNG Demand

        As a result of economic growth, energy and environmental policy and declines in domestic production of natural gas in certain countries, demand for LNG increased strongly during 2017. China experienced especially strong growth with LNG imports increasing by 44% to approximately 38 mtpa in 2017. Other established markets where LNG demand grew strongly in 2017 include South Korea, Spain, Portugal and France. In addition, in recent years Egypt, Jordan, Pakistan, Poland, Lithuania, Colombia, Malta, Jamaica and Jordan all imported their first LNG cargoes.

        This increase in the number of importing nations has been encouraged by low LNG prices, declining domestic production of gas in certain countries and attractive economics for FSRUs. These are either custom-built vessels or LNG carriers that have been converted to operate as FSRUs and offer cheaper and quicker access to LNG markets. FSRUs remain a growing sector of the LNG trade and they increase the number of potential LNG markets and trade routes. For example, in 2017, Pakistan inaugurated its second FSRU terminal with plans for at least two more. Several other countries are steadily progressing FSRU projects, including Greece, Hong Kong, Bangladesh, Ivory Coast and Australia.

        According to Wood Mackenzie, there are currently 26 FSRUs on the water, with a further 12 being delivered over the next two to three years. However, the availability of on-the-water FSRUs without charters and increasingly competitive tenders are putting FSRU charter rates under pressure. In addition, newbuild FSRU costs are at historical lows, with a comparable all-in cost to a modern TFDE conversion. While this continues to be the case, the competitive advantage of an FSRU conversion is predominantly 'speed-to-market', targeting projects with start-ups prior to 2020.

        Beyond 2020, signs are beginning to emerge of longer term incremental demand for LNG. The Area 1 Project in Mozambique has entered into off-take contracts with PTT of Thailand and Tohoku Electric of Japan for 2.6 mtpa and 0.3 mtpa, respectively. Gunvor, the energy trading company based in Switzerland, has contracted to acquire up to 2.2 mtpa from the Fortuna project in Equatorial Guinea. In the U.S., Edison of Italy and Shell have both contracted to acquire 1 mtpa over a 20-year period from the Calcasieu Pass project. Trafigura has contracted to acquire 1 mtpa from Cheniere Marketing LLC for 15 years commencing in 2019 and China National Petroleum Company ("CNPC") has contracted to acquire up to 1.2 mpta from subsidiaries of Cheniere Energy, Inc for up to 25 years commencing in 2018. These projects, as well as others in multiple regions of the world, continue to make progress towards taking a final investment decision ("FID"). Should any further projects take FID, incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Shipping Rates and Chartering Activity

        As referenced in "Energy Prices" above, the significant fall in oil prices in 2014 combined with increases in LNG supply led to substantial declines in the price of LNG and a lack of pricing differential between the Eastern and Western hemispheres. The resultant lack of inter basin trading led to a significant shortening of the average duration of spot charters fixed throughout 2015 and 2016 and into 2017. This decrease in ton mile demand, together with the substantial increase in LNG shipping capacity as a result of deliveries of new LNG carriers since 2014, led to a significant decline in average rates for new prompt spot and shorter-term LNG charters.

        The latter half of 2017 saw this trend reversing, with charterers taking vessels for longer periods and/or at higher rates. According to Clarksons, spot rates for a TFDE vessel in the Atlantic Basin increased to $85,000 per day in December 2017, an increase of approximately 90% over the same period in 2016. Spot charter terms also improved with round trip economics more common in December 2017 and January 2018. In the Pacific Basin, reported rates were similar, attracting only a slight discount despite the greater availability of vessels in the region during the period.

        The principal catalyst for this increase in spot rates was strong LNG demand growth in Asia which led to greater ton-mile demand with many cargoes going from the U.S. to Asia, a voyage of approximately 9,000 nautical miles through the Panama Canal, a routing option now available to LNG shipping since the widening of the canal in 2016. However, there are limitations on the ability of LNG carriers to use the Panama Canal and the same voyage around Cape Horn is approximately 13,000 nautical miles. From the U.S. Gulf Coast to North West Europe, the distance is approximately 5,000 nautical miles. In recent years, the average global LNG voyage was in the range of 3,600 nautical miles to 4,000 nautical miles, and therefore any voyage in excess of this distance is likely to increase the global average voyage distance and thus the demand for LNG carriers.

        According to Poten, approximately 335 charters of LNG vessels were fixed during 2017, compared with 273 in 2016. This significant increase in chartering activity is a positive sign for the developing LNG shipping market and reflects among other trends the increasing activity of trading houses and LNG portfolio marketers.

        Looking forward, it is likely that part of the recent increase in demand for LNG has been seasonal and driven in particular by colder weather in North Asia during the fourth quarter of 2017 and early 2018. It is therefore possible that there will be a reduction in LNG demand and LNG prices after the end of the Northern Hemisphere winter trading period. In addition, according to Wood Mackenzie, approximately 28 newbuild LNG carriers are due to be delivered during the first half of 2018 and a further 21 in the second half of 2018, representing an increase of 11% in the global LNG carrier fleet. In early February, Clarksons were quoting spot rates for TFDE vessels of $70-75,000 per day in the Atlantic Basin and $75-80,000 per day in the Pacific Basin. The combination of these factors may lead to a decrease in spot rates for LNG shipping which could harm our business, financial condition, results of operations and cash flows, including cash available for distributions to unitholders.

        Over the longer term, if construction and commissioning of the new LNG production facilities referenced above in "LNG Supply" proceed as expected by Wood Mackenzie, the incremental supply of LNG will increase the demand for LNG shipping capacity. Although much of the shipping required to transport this additional volume has been contracted and is currently under construction, encouraging levels of tendering activity are being noted and we continue to expect to see a likely future shortfall of vessels required for the LNG projects that have taken FID. A number of tenders for newbuild LNG carriers were carried out during 2017 as charterers looked to lock in their longer-term LNG shipping requirements and to take advantage of current relatively low shipyard prices for newbuild vessels.

        Nonetheless, although there is broad market consensus that LNG shipping demand is expected to outstrip supply over the next few years, delays to start-up, or unexpected downtime, of LNG supply projects may reduce demand for LNG shipping. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future time charters at attractive rates and durations for new ships we may order or acquire, or upon expiration or early termination of our current charter arrangements, which could harm our business, financial condition, results of operations and cash flows, including cash available for distributions to unitholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants with which we are required to comply are based.

Global LNG Fleet

        As of December 31, 2017, the global fleet of dedicated LNG carriers stood at 440 LNG Carriers (>100,000 cbm) on the water, and 93 LNG Carriers (>100,000 cbm) on order, of which 78 have long-term charters. In 2017, approximately 30 LNG carriers were delivered and only ten orders were placed. This low level of ordering is commensurate with the poor LNG shipping spot market conditions experienced between 2015 and the third quarter of 2017.

        We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG leading to transportation inefficiencies with cargoes spending more time on the water, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. In addition, LNG project developers are typically large multinational oil and gas companies that have high standards for safety and reliability and a preference for modern LNG carriers with fuel-efficient ship design and propulsion, which should support our ability to obtain new charters over new or less-experienced operators. Finally, the scrapping of older and less efficient vessels and/or the conversion of existing vessels to FSRUs could reduce the availability of LNG carriers. However, various factors, including changes in prices and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

        The statements in this "Industry Overview and Trends" section are forward-looking statements based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See "Item 3. Key Information—D. Risk Factors" of this annual report.

A. Operating Results

Factors Affecting Our Results of Operations

        We believe the principal factors that will affect our future results of operations include:

  •
  our ability to secure new multi-year charters, at economically attractive rates, for the five vessels with charters expiring in 2018 and 2019;

  •
  our ability to complete the scheduled dry-dockings of our three vessels in 2018 on time and within budget;

  •
  our ability to expand our fleet by maintaining a drop-down pipeline from GasLog, beyond the five existing "five year vessels" and the four "five year vessel business opportunities";

  •
  our ability to maintain a good working relationship with our existing customer and our ability to increase the number of our customers through the development of new working relationships;

  •
  the performance of our charterer;

  •
  the supply and demand relationship for LNG shipping services;

  •
  the effective and efficient technical management of our ships;

  •
  our ability to obtain acceptable debt financing in respect of our capital commitments;

  •
  our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers' requirements; and

  •
  economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use.

        In addition to the general factors discussed above, we believe certain specific factors have impacted, or will impact, our results of operations. These factors include:

  •
  the hire rate earned by our ships including any of our ships that may trade in the spot market if we are unable to secure new multi-year charters;

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

        See "Item 3. Key Information—D. Risk Factors" for a discussion of certain risks inherent in our business.

Principal Components of Revenues and Expenses

Revenues

        Our revenues are driven primarily by the number of LNG carriers in our fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships, as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of some of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under such time charters through an annual escalation of the operating cost component of the daily hire rate. We believe these adjustment provisions can provide substantial protection against significant cost increases. See "Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters—Hire Rate Provisions" for a more detailed discussion of the hire rate provisions of our charter contracts.

        Our LNG carriers are employed through time charter or bareboat charter contracts. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured. The charter hire revenue is recognized on a straight-line basis over the term of the relevant time charter. We do not recognize revenue during days when the ship is off-hire, unless it is recoverable from insurers. Advance payments under time charter contracts are classified as liabilities until such time as the criteria for recognizing the revenue are met.

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

Depreciation

        We depreciate the cost of our ships on the basis of two components: a vessel component and a dry-docking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage ("LWT") and an estimated scrap rate per LWT, which represents our estimate of the market value of the ship at the end of its useful life.

        We must periodically dry-dock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our ships are required to be dry-docked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the dry-docking component of the cost of the ship, which represents the estimated cost of the ship's first dry-docking based on our historical experience with similar types of ships. The dry-docking component of the ship's cost is depreciated over five years, in the case of new ships, and until the next dry-docking for secondhand ships, which is performed within five years from the vessel's last dry-docking unless the Partnership determines to dry-dock the ships at an earlier date. In the event a ship is dry-docked at an earlier date, the unamortized dry-docking component is written off immediately.

General and Administrative Expenses

        General and administrative expenses consist primarily of legal and other professional fees, board of directors' fees, share-based compensation expense, directors' and officers' liability insurance, travel and accommodation expenses, commercial management fees and administrative fees payable to GasLog.

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

Gain/(Loss) on Interest Rate Swaps

        Any gain or loss derived from the movement in the fair value of the interest rate swaps that have not been designated as hedges, the ineffective portion of changes in the fair value of the interest rate swaps that meet hedge accounting criteria, realized gain/loss on interest rate swaps held for trading, and the amortization of the cumulative unrealized loss for the interest rate swaps in respect of which hedge accounting was discontinued, are presented as gain or loss on interest rate swaps in our consolidated statements of profit or loss.

Results of Operations

        Our results set forth below are derived from the annual consolidated financial statements of the Partnership. Prior to the closing of our IPO, we did not own any vessels. The presentation assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014, the transfer of three vessels from GasLog to the Partnership in July 2015, the transfer of one vessel from GasLog to the Partnership in November 2016 and the transfer of three vessels from GasLog to the Partnership in May, July and October 2017, respectively, were each accounted for as reorganizations of entities under common control under IFRS. The consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog. For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results.

        Seven of our LNG carriers, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Seattle, the Solaris, the Gaslog Greece and the GasLog Geneva, were delivered and immediately commenced their time charters in January, March, May and December 2013, July 2014, March and September 2016, respectively. In addition, the Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters upon their acquisition by GasLog in April 2014. Finally, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally commenced their time charters upon their acquisition by GasLog in June 2014.

        The Partnership's historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

        Certain numerical figures included in the below tables have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

Year ended December 31, 2016 compared to the year ended December 31, 2017

	IFRS Common Control Reported Results
	2016	2017	Change
	Restated(1)
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	282,343	311,469	29,126
Vessel operating costs	(55,424)	(60,015)	(4,591)
Voyage expenses and commissions	(3,842)	(3,904)	(62)
Depreciation	(61,770)	(67,726)	(5,956)
General and administrative expenses	(12,627)	(14,508)	(1,881)

Profit from operations	148,680	165,316	16,636

Financial costs	(49,579)	(53,602)	(4,023)
Financial income	205	998	793
(Loss)/gain on interest rate swaps	(6,837)	121	6,958

Profit for the year	92,469	112,833	20,364

Profit attributable to Partnership's operations	77,270	94,117	16,847

(1)
Restated so as to reflect the historical financial results of GAS-eleven Ltd. acquired on May 3, 2017, GAS-thirteen Ltd. acquired on July 3, 2017 and GAS-eight Ltd. acquired on October 20, 2017 from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

        During the year ended December 31, 2016, we had an average of 11.0 vessels operating in our owned fleet having 3,984 operating days while during the year ended December 31, 2017, we had an average of 12.0 vessels operating in our owned fleet having 4,361 operating days.

        Revenues:    Revenues increased by $29.2 million, or 10.3%, from $282.3 million for the year ended December 31, 2016 to $311.5 million for the year ended December 31, 2017. The increase is mainly attributable to an increase of $29.5 million from the full operation of the GasLog Greece and the GasLog Geneva in the year ended December 31, 2017, delivered on March 29, 2016 and September 30, 2016, respectively, an increase of $1.3 million due to the reduced off-hire days from scheduled dry-dockings (during the year ended December 31, 2016 two vessels underwent dry-docking versus only one vessel during the year ended December 31, 2017), partially offset by a decrease of $0.9 million from the remaining fleet and a decrease of $0.7 million due to one additional calendar day during the year ended December 31, 2016. The average daily hire rate increased from $70,869 for the year ended December 31, 2016 to $71,416 for the year ended December 31, 2017.

        Vessel Operating Costs:    Vessel operating costs increased by $4.6 million, or 8.3%, from $55.4 million for the year ended December 31, 2016 to $60.0 million for the year ended December 31, 2017. The increase is mainly attributable to the increase in operating days and an increase in crew wages, mainly due to the unfavorable movement of the EUR/USD exchange rate. Daily operating costs per vessel increased from $14,415 per day during the year ended December 31, 2016 to $14,948 per day during the year ended December 31, 2017.

        Depreciation:    Depreciation increased by $5.9 million, or 9.5%, from $61.8 million for the year ended December 31, 2016 to $67.7 million for the year ended December 31, 2017. The increase is attributable to the increase in the average number of vessels pursuant to the delivery of the GasLog Greece on March 29, 2016 and the GasLog Geneva on September 30, 2016.

        General and Administrative Expenses:    General and administrative expenses increased by $1.9 million, or 15.1%, from $12.6 million for the year ended December 31, 2016 to $14.5 million for the year ended December 31, 2017. The increase is mainly attributable to an increase in administrative expenses of $1.7 million for services under the administrative services agreement with GasLog related to the GasLog Seattle acquired from GasLog in November 2016 and the three vessels acquired from GasLog in May, July and October 2017.

        Financial Costs:    Financial costs increased by $4.0 million, or 8.1%, from $49.6 million for the year ended December 31, 2016 to $53.6 million for the year ended December 31, 2017. The increase is attributable to a $9.2 million increase in interest expense on loans, partially set-off by the decrease in amortization of loan fees of $5.1 million, mainly driven by a write-off of $5.6 million of unamortized loan fees associated with the GasLog Seattle and the Solaris credit facilities that were refinanced in July 2016, and a decrease in other financial expenses of $0.1 million. During the year ended December 31, 2016, we had an average of $1,144.7 million of outstanding indebtedness, with a weighted average interest rate of 3.2%, compared to an average of $1,212.2 million of outstanding indebtedness with a weighted average interest rate of 3.8% during the year ended December 31, 2017.

        Loss/(Gain) on Interest Rate Swaps:    Loss on interest rate swaps decreased by $6.9 million, from a loss of $6.8 million for the year ended December 31, 2016 to a gain of $0.1 million for the year ended December 31, 2017. The decrease is attributable to a $3.7 million decrease in loss from the mark-to-market valuation of the interest rate swaps which were carried at fair value through profit or loss, which reflected a loss of $1.6 million for the year ended December 31, 2016 as compared to a gain of $2.2 million for the year ended December 31, 2017, a $2.5 million decrease in recycled loss of cash flow hedges reclassified to profit or loss resulting from the termination of the Partnership's interest rate swaps in July 2016 and a decrease of $0.7 million in realized loss on interest rate swaps held for trading.

        Profit for the Year:    Profit for the year increased by $20.3 million, or 21.9%, from $92.5 million for the year ended December 31, 2016 to $112.8 million for the year ended December 31, 2017, as a result of the aforementioned factors.

        Profit Attributable to the Partnership:    Profit Attributable to the Partnership for the year increased by $16.8 million, or 21.7% from $77.3 million for the year ended December 31, 2016 to $94.1 million for the year ended December 31, 2017. The increase is mainly attributable to the increase in operating days (2,944 operating days in the year ended December 31, 2016 as compared to 3,764 operating days in the year ended December 31, 2017), which was partially offset by an increase of $17.4 million in net financial costs (comprising financial costs, net of gain on interest rate swaps and financial income), mainly resulting from the aforementioned valuation of the interest rate swaps and the increased weighted average outstanding debt, and an increase of $1.8 million in administrative fees resulting from the acquisitions of the GasLog Seattle, the GasLog Greece, the GasLog Geneva and the Solaris.

        Specifically, the acquisitions of the GasLog Seattle on November 1, 2016, the GasLog Greece on May 3, 2017, the GasLog Geneva on July 3, 2017 and the Solaris on October 20, 2017 resulted in an increase in profit from operations of $36.5 million. In addition, the Profit Attributable to the Partnership was further affected by (a) an increase in revenues of $0.7 million mainly due to the reduced off-hire days from the scheduled dry-dockings of our vessels, partially offset by the one additional calendar day during the year ended December 31, 2016, (b) an increase in vessel operating expenses of $1.2 million deriving mainly from an increase in crew wages and various repairs and technical certifications, (c) an increase in general and administrative expenses of $1.8 million due to the administrative fees for the four vessels acquired by the Partnership, (d) an increase in financial costs of $14.7 million due to the outstanding debt of the acquired vessels after their respective drop-downs to the Partnership and (e) a decrease of $3.5 million in gain on interest rate swaps signed in November 2016 and July 2017.

        The above discussion of revenues, operating expenses, general and administrative expenses, financial costs and gain on interest rate swaps in relation to the Profit Attributable to the Partnership are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. See "Item 3. Key Information—A. Selected Financial Data—A.2. Partnership Performance Results" for further discussion of these "Partnership Performance Results" and a reconciliation to the most directly comparable IFRS reported results (the "IFRS Common Control Reported Results").

 Year ended December 31, 2015 compared to the year ended December 31, 2016

	IFRS Common Control Reported Results
	2015	2016	Change
	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	248,501	282,343	33,842
Vessel operating costs	(52,582)	(55,424)	(2,842)
Voyage expenses and commissions	(3,313)	(3,842)	(529)
Depreciation	(55,693)	(61,770)	(6,077)
General and administrative expenses	(11,798)	(12,627)	(829)

Profit from operations	125,115	148,680	23,565

Financial costs	(35,505)	(49,579)	(14,074)
Financial income	35	205	170
Loss on interest rate swaps	(5,895)	(6,837)	(942)

Profit for the year	83,750	92,469	8,719

Profit attributable to Partnership's operations	65,040	77,270	12,230

(1)
Restated so as to reflect the historical financial results of GAS-eleven Ltd. acquired on May 3, 2017, GAS-thirteen Ltd. acquired on July 3, 2017 and GAS-eight Ltd. acquired on October 20, 2017 from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

        During the year ended December 31, 2015, we had an average of 10.0 vessels operating in our owned fleet having 3,585 operating days while during the year ended December 31, 2016, we had an average of 11.0 vessels operating in our owned fleet having 3,984 operating days.

        Revenues:    Revenues increased by $33.8 million, or 13.6%, from $248.5 million for the year ended December 31, 2015 to $282.3 million for the year ended December 31, 2016. The increase is mainly attributable to an increase of $30.7 million from the deliveries of the GasLog Greece on March 29, 2016 and the GasLog Geneva on September 30, 2016, which resulted in an increase in operating days, an increase of $1.6 million due to the reduced off-hire days from scheduled dry-dockings (during the year ended December 31, 2015 three vessels underwent dry-docking versus two vessels during the year ended December 31, 2016), an increase of $0.8 million from the remaining fleet and an increase of $0.7 million due to one additional calendar day during the year ended December 31, 2016. The average daily hire rate increased from $69,317 for the year ended December 31, 2015 to $70,869 for the year ended December 31, 2016.

        Vessel Operating Costs:    Vessel operating costs increased by $2.8 million, or 5.3%, from $52.6 million for the year ended December 31, 2015 to $55.4 million for the year ended December 31, 2016. The increase is mainly attributable to an increase of $2.7 million in technical expenses related to new technical equipment, various scheduled repairs and technical certifications. Daily operating costs per vessel marginally increased from $14,406 per day during the year ended December 31, 2015 to $14,415 per day during the year ended December 31, 2016.

        Voyage expenses and commissions:    Voyage expenses and commissions increased by $0.5 million, or 15.2%, from $3.3 million for the year ended December 31, 2015 to $3.8 million for the year ended December 31, 2015. The increase is mainly attributable to the increased operating days in the year ended December 31, 2016.

        Depreciation:    Depreciation increased by $6.1 million, or 11.0%, from $55.7 million for the year ended December 31, 2015 to $61.8 million for the year ended December 31, 2016. The increase is attributable to the deliveries of the GasLog Greece on March 29, 2016 and the GasLog Geneva on September 30, 2016.

        General and Administrative Expenses:    General and administrative expenses increased by $0.8 million, or 6.8%, from $11.8 million for the year ended December 31, 2015 to $12.6 million for the year ended December 31, 2016. The increase is mainly attributable to an increase in administrative expenses of $1.0 million for services under the administrative services agreement with GasLog related to the three vessels acquired from GasLog in July 2015 and the GasLog Seattle acquired from GasLog in November 2016, an increase in commercial management fees of $0.5 million and an increase of $0.3 million in the non-cash expense recognized in respect of the share-based compensation, partially offset by a decrease of $1.0 million in legal and professional fees mainly due to consultancy fees charged in 2015.

        Financial Costs:    Financial costs increased by $14.1 million, or 39.7%, from $35.5 million for the year ended December 31, 2015 to $49.6 million for the year ended December 31, 2016. The increase is mainly attributable to the increase in amortization of loan fees of $6.9 million, mainly driven by a write-off of $5.6 million of unamortized loan fees associated with the GasLog Seattle and the Solaris credit facilities that were refinanced in July 2016, the $6.5 million increase in interest expense on loans, the increase in commitment fees of $0.6 million mainly for the revolving credit facility with GasLog and an increase in other financial expenses of $0.1 million. During the year ended December 31, 2015, we had an average of $1,058.2 million of outstanding indebtedness, with a weighted average interest rate of 2.9%, compared to an average of $1,144.7 million of outstanding indebtedness with a weighted average interest rate of 3.2% during the year ended December 31, 2016.

        Loss on Interest Rate Swaps:    Loss on interest rate swaps increased by $0.9 million, or 15.3% from $5.9 million for the year ended December 31, 2015 to $6.8 million for the year ended December 31, 2016. The increase is attributable to a $1.9 million increase in recycled loss of cash flow hedges reclassified to profit or loss resulting from the termination of the Partnership's interest rate swaps in July 2016, a $1.3 million increase in loss from the mark-to-market valuation of the interest rate swaps which were carried at fair value through profit or loss, partially offset by a decrease of $2.3 million in realized loss on interest rate swaps held for trading.

        Profit for the Year:    Profit for the year increased by $8.7 million, or 10.4%, from $83.8 million for the year ended December 31, 2015 to $92.5 million for the year ended December 31, 2016, as a result of the aforementioned factors.

        Profit Attributable to the Partnership:    Profit attributable to the Partnership for the year increased by $12.3 million, or 18.9%, from $65.0 million for the year ended December 31, 2015 to $77.3 million for the year ended December 31, 2016. The increase is mainly attributable to the increase in operating days (2,377 operating days in the year ended December 31, 2015 as compared to 2,944 operating days in the year ended December 31, 2016) and the unrealized gain on interest rate swaps.

        Specifically, the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on July 1, 2015 and the acquisition of the GasLog Seattle on November 1, 2016 resulted in an increase in profit from operations by $21.2 million. In addition, the Profit Attributable to the Partnership was further affected by (a) a decrease in revenues of $2.6 million mainly due to the off-hire days from the scheduled dry-docking of two of our vessels, partially offset by the one additional calendar day during the year ended December 31, 2016, (b) an increase in vessel operating expenses of $1.4 million deriving mainly from scheduled repairs and technical specifications during the dry-dockings of two of our vessels, (c) an increase in financial costs including realized loss on interest rate swaps of

$9.0 million due to the outstanding debt of the GasLog Seattle after its drop-down to the Partnership and (d) an increase of $4.1 million in unrealized gain on interest rate swaps signed in November 2016.

        The above discussion of revenues, operating expenses, financial costs and unrealized gain on interest rate swaps in relation to the Profit Attributable to the Partnership are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. See "Item 3. Key Information—A. Selected Financial Data—A.2. Partnership Performance Results" for further discussion of these "Partnership Performance Results" and a reconciliation to the most directly comparable IFRS reported results (the "IFRS Common Control Reported Results").

Customers

        We currently derive all of our revenues from subsidiaries of Shell.

Seasonality

        Since our vessels were employed under fixed-rate charter arrangements, seasonal trends did not impact the revenues during the year ended December 31, 2017. However, to the extent that one or more of our vessels cease to be employed under fixed rate charter arrangements in the future, there is likely to be some seasonality in our revenues.

B. Liquidity and Capital Resources

        We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

        On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units. In addition, the option to purchase additional units was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. In connection with the offering, the Partnership also issued 78,980 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest at the public offering price of $20.50 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $79.8 million.

        On April 3, 2017, the Partnership signed a deed of termination with respect to its revolving credit facility with GasLog. On the same date, the Partnership entered into a new unsecured five-year term loan of $45.0 million and a new five-year revolving credit facility of $30.0 million with GasLog. On April 5, 2017, an amount of $45.0 million under the term loan facility and an amount of $15.0 million under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60.1 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. under the junior tranche of the credit agreement that subsidiaries of the Partnership and GasLog entered into on February 18, 2016 (the "Five Vessel Refinancing"), which would have been originally due in April 2018. The outstanding amount of $15.0 million under the revolving credit facility was repaid by the Partnership on May 22, 2017, following the issuance of the Series A Preference Units.

        On May 3, 2017, in connection with the acquisition of GAS-eleven Ltd., the entity that owns the GasLog Greece, the Partnership paid GasLog $66.6 million representing the difference between the $219.0 million aggregate purchase price and the $151.4 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.0 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

        On May 15, 2017, the Partnership completed a public offering of 5,750,000 8.625% Series A Preference Units (including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $138.8 million. The Series A Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR A".

        On May 16, 2017, GasLog Partners commenced its ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement (the "Equity Distribution Agreement") entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. On November 3, 2017, the Partnership entered into the Amended and Restated Equity Distribution Agreement to increase the size of the ATM Programme to $144.0 million and to include UBS Securities LLC as a sales agent.

        From establishment of the ATM Programme through December 31, 2017, GasLog Partners issued and received payment for 2,737,405 units at a weighted average price of $22.97 per common unit for total gross proceeds of $62.9 million and total net proceeds of $61.2 million, after broker commissions of $0.8 million and other expenses of $0.9 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 55,866 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1.3 million.

        On July 3, 2017, in connection with the acquisition of GAS-thirteen Ltd., the entity that owns the GasLog Geneva, the Partnership paid GasLog $54.9 million representing the difference between the $211.0 million aggregate purchase price and the $155.0 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.1 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

        On October 20, 2017, in connection with the acquisition of GAS-eight Ltd., the entity that owns the Solaris, the Partnership paid GasLog $70.6 million representing the difference between the $185.9 million aggregate purchase price and the $116.5 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.2 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

        On January 5, 2018, the Partnership prepaid the remaining $29.8 million of GAS-nineteen Ltd., the entity that owns the Methane Alison-Victoria, GAS-twenty Ltd., the entity that owns the Methane Shirley Elisabeth, and GAS-twenty one Ltd., the entity that owns the Methane Heather Sally, debt, which would have been originally due in April 2018. The prepaid debt was associated with the Junior Tranche of the Five Vessel Facility, which was terminated on January 5, 2018.

        On January 17, 2018, the Partnership completed a public offering of 4,600,000 8.200% Series B Preference Units (including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series B Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $111.0 million. The Series B Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR B".

        The Partnership has entered into four interest rate swap agreements with GasLog at a notional value of $470.0 million in aggregate, maturing between 2020 and 2022. As of December 31, 2017, the Partnership has hedged 41.7% (excluding amounts drawn under the New Sponsor Credit Facility) of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.7% (excluding margin).

        As of December 31, 2017, we had $142.5 million of cash and cash equivalents.

        As of December 31, 2017, we had an aggregate of $1,155.6 million of indebtedness outstanding under our credit facilities. An amount of $103.8 million of outstanding debt is repayable within one year.

Working Capital Position

        As of December 31, 2017, our current assets totaled $151.3 million while current liabilities totaled $148.2 million, resulting in a positive working capital position of $3.1 million.

        Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Year ended December 31, 2016 compared to the year ended December 31, 2017

        The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2016	2017
	Restated(1)
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$191,049	$180,127
Net cash (used in)/provided by investing activities	(341,946)	2,226
Net cash provided by/(used in) financing activities	140,660	(96,312)

(1)
Restated so as to reflect the historical financial results of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd., acquired on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

Net Cash Provided by Operating Activities:

        Net cash provided by operating activities decreased by $10.9 million, from $191.0 million in the year ended December 31, 2016 to $180.1 million in the year ended December 31, 2017. The decrease of $10.9 million is attributable to a $18.5 million movement in working capital accounts, an increase of $16.0 million in cash paid for interest and an increase of $6.6 million in vessel operating costs, voyage expenses and commissions and general and administrative expenses, partially offset by an increase of $29.1 million in revenues and a net increase of $1.1 million from the remaining movements.

Net Cash (Used in)/Provided by Investing Activities:

        Net cash used in investing activities decreased by $344.1 million, from net cash used in investing activities of $341.9 million in the year ended December 31, 2016 to net cash provided by investing activities of $2.2 million in the year ended December 31, 2017. The decrease of $344.1 million is attributable to a decrease of net cash used in payments for vessels of $332.9 million, an increase in net cash from short-term investments of $10.5 million and an increase in financial income received of $0.7 million.

Net Cash Provided by/(Used in) Financing Activities:

        Net cash provided by financing activities decreased by $237.0 million, from net cash provided by financing activities of $140.7 million in the year ended December 31, 2016 to net cash used in financing activities of $96.3 million in the year ended December 31, 2017. The decrease of $237.0 million is attributable to decreased proceeds from borrowings of $826.8 million, an increase of $124.0 million in cash distribution to GasLog in exchange for contribution of net assets and an increase in distributions of $24.7 million, partially offset by a decrease of $471.4 million in bank loan repayments, increased net public offering proceeds of $228.1 million, a decrease of $17.6 million in payments of loan issuance costs, a decrease of $10.8 million in payments of dividends due to GasLog prior to vessels' drop-down to the Partnership and net payments of $10.6 million related to the termination of our interest rate swap agreements in July 2016.

Year ended December 31, 2015 compared to the year ended December 31, 2016

        The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2015	2016
	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$136,975	$191,049
Net cash provided by/(used in) investing activities	13,722	(341,946)
Net cash (used in)/provided by financing activities	(136,267)	140,660

(1)
Restated so as to reflect the historical financial results of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd., acquired on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

Net Cash Provided by Operating Activities:

        Net cash provided by operating activities increased by $54.1 million, from $137.0 million in the year ended December 31, 2015 to $191.0 million in the year ended December 31, 2016. The increase of $54.1 million is attributable to an increase of $33.8 million in revenues, an increase of $22.5 million caused by movements in working capital accounts and a decrease of $2.3 million in realized loss from interest rate swaps, partially offset by an increase of $4.2 million in vessel operating costs, voyage expenses and commissions and general and administrative expenses and a net decrease of $0.3 million from the remaining movements.

Net Cash Provided by/(Used in) Investing Activities:

        Net cash provided by investing activities decreased by $355.6 million, from net cash provided by investing activities of $13.7 million in the year ended December 31, 2015 to net cash used in investing activities of $341.9 million in the year ended December 31, 2016. The decrease of $355.6 million is mainly attributable to an increase of net cash used in payments for vessels of $329.6 million and a decrease in net cash from short-term investments of $26.2 million.

Net Cash (Used in)/Provided by Financing Activities:

        Net cash used in financing activities decreased by $277.0 million, from net cash used in financing activities of $136.3 million in the year ended December 31, 2015 to net cash provided by financing activities of $140.7 million in the year ended December 31, 2016. The decrease of $277.0 million is attributable to proceeds from borrowings of $886.8 million in the year ended December 31, 2016, a decrease of $104.5 million in cash remittance to GasLog in exchange for contribution of net assets and a decrease of $4.7 million in amounts due to unitholders, partially offset by an increase of $551.7 million in bank loan repayments, decreased net public offering proceeds of $122.0 million, an increase of $18.3 million in payments of loan issuance costs, an increase in distributions of $14.4 million, net payments of $10.6 million related to the termination of our interest rate swap agreements in July 2016 and an increase of $2.0 million in payments of dividends due to GasLog prior to vessels' drop-down to the Partnership.

Borrowing Activities

Credit Facilities

        Below is a summary of certain provisions of the Partnership's credit facilities outstanding as of December 31, 2017:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
Facility Agreement dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, and the financial institutions party thereto, or the "Partnership Facility"	Citibank, N.A., London Branch, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (publ), BNP Paribas	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea), GAS-seventeen Ltd. (Methane Jane Elizabeth)	$382.5 million	LIBOR + applicable margin	2019	8 consecutive quarterly installments of $5.625 million and a balloon payment of $337.5 million together with the final quarterly payment
New Sponsor Credit Facility	GasLog Ltd.	GasLog Partners LP	Unsecured 5 Year Term Loan: $45.0 million 5 Year Revolving Credit Facility: nil	Fixed interest rate	2022
Term loan facility: Balloon payment of $45.0 million due in March 2022 without intermediate payments

Revolving facility of $30.0 million available in minimum amounts of $2.0 million which are repayable within a period of six months after the respective drawdown date, subject to automatic renewal if not repaid.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
Five Vessel Refinancing	ABN Amro Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited	GAS-nineteen Ltd. (Methane Alison Victoria) GAS-twenty Ltd. (Methane Shirley Elisabeth) GAS- twenty one Ltd. (Methane Heather Sally)	Senior Tranche: $189.8 million Junior Tranche: $29.8 million	LIBOR + applicable margin	2021	Senior Tranche: 14 consecutive quarterly installments of $4.5 million and a balloon payment of $126.5 million together with the final quarterly installment. Junior Tranche: Balloon payment of $29.8 million due in April 2018 without intermediate payments. On January 5, 2018 the remaining $29.8 million was prepaid and the tranche was terminated.
GasLog Seattle and Solaris Term and Revolving Facilities	Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Ensklida AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, The Korea Development Bank and DVB Bank America N.V.	GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd. (Solaris)	Term Loan: $231.3 million Revolving Loan: nil	LIBOR + applicable margin	2021
						Term Loan: 8 semi-annual installments of $7.6 million and a balloon payment of $170.8 million due together with the last installment in July 2021. Revolving Facility: $25.9 million, currently undrawn, can be drawn on a fully revolving basis in minimum amounts of $5.0 million until 6 months prior to the maturity date in July 2021.
Assumed October 2015 Facility	Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank	GAS-eleven Ltd. (GasLog Greece), GAS-thirteen Ltd. (GasLog Geneva)	$295.0 million	LIBOR + applicable margin	2028
GAS-eleven Ltd.: 16 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until March 2028.

GAS-thirteen Ltd.: 17 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until September 2028.

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

        Our Partnership Facility imposes certain operating and financial restrictions on our subsidiaries, which generally limit our subsidiaries' ability to, among other things:

  •
  incur additional indebtedness, create liens or provide guarantees;

  •
  provide any form of credit or financial assistance to, or enter into any non-arms' length transactions with, us or any of our affiliates;

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

  •
  the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months' basis must be no less than 110.0%; and

  •
  we are permitted to declare or pay any dividends or distributions subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

        Our Partnership Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy, as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration. In addition, the Partnership Facility contains covenants requiring that the aggregate fair market value of the vessels securing the facility remains above 120.0% of the aggregate amount outstanding under the facility. In the event that the value of the vessels falls below the threshold, we could be required to provide the lender with additional security or to prepay a portion of the outstanding loan balance, which could negatively impact our liquidity. Compliance with the financial covenants is reported on a semi-annual basis.

New Sponsor Credit facility

        Upon completion of the IPO on May 12, 2014, the Partnership entered into a $30.0 million revolving credit facility with GasLog (the "Old Sponsor Credit Facility"), to be used for general partnership purposes. The credit facility was for a term of 36 months, unsecured and bore interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest increased to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance.

        On April 3, 2017, GasLog Partners signed a deed of termination with respect to the Old Sponsor Credit Facility. On the same date, GasLog Partners entered into the New Sponsor Credit Facility with GasLog for a new unsecured five-year term loan of $45.0 million and a new five-year revolving credit facility of $30.0 million. On April 5, 2017, an amount of $45.0 million under the term loan facility and an amount of $15.0 million under the revolving credit facility were drawn by the Partnership, with the latter fully repaid on May 22, 2017. The New Sponsor Credit Facility is unsecured and the revolving credit facility provides for an availability period of five years. Each borrowing under the New Sponsor Credit Facility accrues interest at a rate of 9.125% per annum with an annual 1.0% commitment fee on the undrawn balance.

        The New Sponsor Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the New Sponsor Facility covenants require that at all times GasLog must continue to control, directly or indirectly, the affairs or composition of the Partnership's board of directors and any amendment to our partnership agreement, in the reasonable opinion of the lender, must not be adverse to its interests in connection with the New Sponsor Credit Facility.

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

        The Five Vessel Refinancing is secured as follows:

  •
  first priority mortgages over the vessels owned by the respective borrowers;

  •
  guarantee from GasLog, guarantees up to the value of the commitments relating to the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally from us and GasLog Partners Holdings and a guarantee from GasLog Carriers for up to the value of the commitments on the remaining vessels;

  •
  a share charge over the share capital of the respective borrowers; and

  •
  first priority assignment of all earnings and insurance related to the vessels owned by the respective borrower.

        The Five Vessel Refinancing imposes certain operating and financial restrictions on the Partnership and GasLog. These restrictions generally limit the Partnership's and GasLog's collective subsidiaries' ability to, among other things:

  •
  incur additional indebtedness, create liens or provide guarantees;

  •
  provide any form of credit or financial assistance to, or enter into any non-arms' length transactions with, the Partnership or any of its affiliates;

  •
  sell or otherwise dispose of assets, including ships;

  •
  engage in merger transactions;

  •
  enter into, terminate or amend any charter;

  •
  amend shipbuilding contracts;

  •
  change the manager of ships, or;

  •
  acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

        The GasLog and the Partnership's guarantees to the Five Vessel Refinancing impose specified financial covenants that apply to the Partnership and GasLog and its subsidiaries on a consolidated basis.

        The financial covenants that apply to the Partnership include the following:

  •
  the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15.0 million;

  •
  total indebtedness divided by total assets must be less than 60.0%;

  •
  the ratio of EBITDA over debt service obligations as defined in the Partnership's guarantees (including interest and debt repayments) on a trailing 12 months' basis must be not less than 110.0%; and

  •
  the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

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

  •
  GasLog's market value adjusted net worth must at all times be not less than $350.0 million;

        The Five Vessel Refinancing also imposes certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership's and GasLog's ability to make any substantial change in the nature of the Partnership's or GasLog's business or to engage in transactions that would constitute a change of control, as defined in the Five Vessel Refinancing, without repaying all of the Partnership's and GasLog's indebtedness under the Five Vessel Refinancing in full.

        The Five Vessel Refinancing contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, it contains covenants requiring the Partnership,

GasLog and certain of their subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at not less than 120.0% of the then outstanding amount under the applicable facility and any related swap exposure. If the Partnership and GasLog fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

GasLog Seattle and Solaris Term and Revolving Facilities

        Following the acquisition of GAS-seven Ltd., the entity that owns the GasLog Seattle, on November 1, 2016, and of GAS-eight Ltd., the entity that owns the Solaris, on October 20, 2017, the Partnership assumed $122.3 million and $116.5 million respectively of outstanding indebtedness of the acquired entities.

        On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1,050.0 million (the "Legacy Facility Refinancing") with a number of international banks, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea.

        The credit agreement is secured as follows:

  •
  first priority mortgages over the ships owned by the respective borrowers;

  •
  guarantee from GasLog, guarantees up to the value of the commitments relating to the GasLog Seattle and Solaris from us and GasLog Partners Holdings and a guarantee from GasLog Carriers for up to the value of the commitment on the remaining vessels;

  •
  a share security over the share capital of each of the respective borrowers; and

  •
  a first priority assignment of all earnings, excluding the vessels participating in The Cool Pool Limited, and insurance related to the ships owned by the respective borrowers.

        The Legacy Facility Refinancing imposes certain operating and financial restrictions on GasLog. These restrictions generally limit GasLog's ability to, among other things:

  •
  incur additional indebtedness, create liens or provide guarantees;

  •
  provide any form of credit or financial assistance to, or enter into any non-arms' length transactions with any of GasLog's affiliates;

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

  •
  GasLog's market value adjusted net worth must at all times be not less than $350.0 million;

        The Legacy Facility Refinancing also imposes certain customary restrictions relating to GasLog and its subsidiaries, including restrictions that limit GasLog's ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the Legacy Facility Refinancing, without repaying all of GasLog's indebtedness under the Legacy Facility Refinancing in full.

        The Legacy Facility Refinancing contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, it contains covenants requiring GasLog to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessels and (ii) the market value of any additional security provided to the lenders at any time at not less than 120.0% of the then outstanding amount plus any undrawn amounts under the applicable facilities. If GasLog fails to comply with these covenants and is not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

Assumed October 2015 Facility

        In connection with the acquisitions of GAS-eleven Ltd. on May 3, 2017 and GAS-thirteen Ltd. on July 3, 2017, the Partnership assumed $151.4 million and $155.0 million of outstanding indebtedness of the respective acquired entities under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility.

        The loan agreement with respect to the GasLog Greece provided for four tranches of $51.3 million, $25.6 million, $25.0 million and $61.1 million, while the loan agreement with respect to the GasLog Geneva provided for four tranches of $50.5 million, $25.3 million, $24.6 million and $60.3 million. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual deliveries of the GasLog Greece and the GasLog Geneva according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual deliveries of the relevant vessels according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016, $163.0 million was drawn down to partially finance the delivery of the GasLog Greece and on September 26, 2016, $160.7 million was drawn down to partially finance the delivery of the GasLog Geneva. Amounts drawn under each applicable tranche bear interest at LIBOR plus a margin.

        The obligations under the aforementioned facility are secured by a first priority mortgage over each vessel, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to each vessel, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility are guaranteed by GasLog, with the Partnership and its subsidiary GasLog Partners Holdings LLC guaranteeing up to the value of the commitments relating to the GasLog Greece and the GasLog Geneva. The facility includes customary restrictive covenants which include a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market values of the collateral vessels (without taking into account any charter arrangements) were to fall below 115.0% of the aggregate outstanding principal balances for the first two years after each drawdown and below 120% at any time thereafter.

        GasLog, as corporate guarantor for the aforementioned facility, is also subject to specified financial covenants on a consolidated basis. The financial covenants include the following:

  •
  net working capital (excluding the current portion of long-term debt) must be not less than $0;

  •
  total indebtedness divided by total assets must not exceed 75.0%;

  •
  the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

  •
  the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $50.0 million after the first drawdown;

  •
  GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

  •
  the market value adjusted net worth of GasLog must at all times be not less than $350.0 million.

        Any failure by GasLog to comply with these financial covenants would permit the lenders under this credit facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the GasLog Greece and the GasLog Geneva.

        The credit facility also imposes certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of its indebtedness in full, or to allow its largest shareholders to reduce their shareholding in GasLog below specified thresholds.

Contracted Charter Revenues

        The following table summarizes GasLog Partners' contracted charter revenues and vessel utilization as of December 31, 2017:

	For the Year Ending December 31,
	2018	2019	2020	2021	2022 - 2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$271.53	$220.30	$145.12	$66.57	$182.29	$885.81
Total contracted days(1)	3,824	3,146	2,007	851	2,158	11,986
Total available days(5)	4,290	4,350	4,302	4,260	21,552	38,754
Total unfixed days(6)	466	1,204	2,295	3,409	19,394	26,768
Percentage of total contracted days/total available days	89.14%	72.32%	46.65%	19.98%	10.01%	30.93%

(1)
Reflects time charter revenues and contracted days for the 12 LNG carriers in our fleet.

(2)
Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking.

(3)
For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter's term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.

(4)
Revenue calculations assume no exercise of any option to extend the terms of charters.

(5)
Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(6)
Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

        The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of December 31, 2017 for the 12 LNG carriers in our fleet. The table reflects only our contracted charter revenues, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. As already mentioned in "Item 4.—Information on the Partnership, B. Business Overview,—"Initial Term, Extensions and Redelivery" and "Charter Expirations", the options to renew the charters for the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Jane Elizabeth and the Methane Alison Victoria have not been exercised. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see "Item 3. Key Information—D. Risk Factors". For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Quantitative and Qualitative Disclosures About Market Risk

        For information about our exposure to market risks, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Capital Expenditures in Relation to Vessel Acquisitions

        As of December 31, 2017, there are no commitments for capital expenditures related to our fleet with respect to vessel acquisitions. In the event we decide to exercise our options to purchase additional ships from GasLog, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

Critical Accounting Policies

        The preparation of the consolidated financial statements in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. The Partnership's management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. For a description of all our principal accounting policies, see Note 2 to our annual consolidated financial statements included elsewhere in this annual report.

Classification of the Partnership Interests

        The interests in the Partnership comprise common units, preference units, a general partner interest and incentive distribution rights. Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in our partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

        In reaching a judgment as to whether the interests in the Partnership should be classified as liabilities or equity interests, the Partnership has considered the wide discretion of the board of directors to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, the Partnership's management has concluded that the Partnership interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

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

        Management estimates residual value of its vessels to be equal to the product of its LWT and an estimated scrap rate per LWT. Effective December 31, 2017, following management's annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate is expected to increase the future annual depreciation expense by $0.46 million. The estimated residual value of our ships may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. We might revise our estimate of the residual values of our ships in the future in response to changing market conditions.

        If regulations place significant limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life will be adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time partly because market prices of scrap rates tend to fluctuate.

Impairment of Vessels

        We evaluate the carrying amounts of our vessels to determine whether there is any indication that our vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

        Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from independent and internationally recognized ship brokers on a semi-annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

        Our estimates of basic market value assume that the vessels are all in seaworthy condition without a need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on approximate market values for the vessels that have been received from shipbrokers, which are also commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, so the estimates may not be indicative of future basic market value of our vessels or prices that could be achieved if we were to sell them.

        The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2016 and December 31, 2017.

				Carrying values(1) (in thousands of U.S. dollars)
Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	December 31, 2016	December 31, 2017
GasLog Shanghai(2)(3)	January 2013	155,000	$189,619	$168,625	$165,941
GasLog Santiago(2)(3)	March 2013	155,000	189,560	169,385	165,750
GasLog Sydney(2)(3)	May 2013	155,000	195,947	176,109	172,277
GasLog Seattle(2)(3)	December 2013	155,000	201,738	184,300	178,541
Solaris(2)(3)	July 2014	155,000	201,849	187,788	182,022
GasLog Greece(2)(3)	March 2016	174,000	209,195	204,661	198,665
GasLog Geneva(2)(3)	September 2016	174,000	203,867	202,501	196,308
Methane Rita Andrea(4)(6)	April 2014	145,000	156,613	143,677	137,928
Methane Jane Elizabeth(4)(6)	April 2014	145,000	156,613	143,356	137,733
Methane Alison Victoria(5)(6)	June 2014	145,000	156,610	144,557	139,128
Methane Shirley Elisabeth(5)(6)	June 2014	145,000	156,599	144,843	139,266
Methane Heather Sally(5)(6)	June 2014	145,000	156,599	144,981	139,498

Total			$2,174,809	$2,014,783	$1,953,057

(1)
Our vessels are stated at carrying values (see Note 2 to our consolidated financial statements included elsewhere in this annual report). For the years ended December 31, 2016 and 2017, no impairment was recorded.

(2)
The construction of these vessels was completed on the acquisition date.

(3)
The market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2016 and December 31, 2017.

(4)
The vessels were built in 2006.

(5)
The vessels were built in 2007.

(6)
Indicates vessels for which we believe, as of December 31, 2017, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $211.3 million, at December 31, 2017. However, as described below, the value in use for each of the five vessels was higher than the carrying amount of these vessels and consequently, no impairment loss was recognized.

        As of December 31, 2017, for the five vessels with carrying amounts higher than the estimated charter-free market value we concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, we performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. Our strategy is to charter our vessels under multi-year contracts, providing the Partnership with stable cash flows. The significant factors and assumptions we used in our discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses, management fees estimates, residual values and the discount factor. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter rates for the remaining life of the vessels after the completion of their current contract. The estimated daily time charter rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2017, (iii) historical average time charter rates based on publications by independent third party maritime research services and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, we believe that the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, we used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry. The value in use for the five vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

        In connection with the impairment testing of our vessels as of December 31, 2017, for the five vessels with carrying amounts higher than the estimated charter-free market value, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the impairment exercise, which is the projected charter hire rate used to forecast future cash flows for non-contracted days. The following table summarizes the average results of the sensitivity analysis that we performed.

Average charter hire rate used(1)	Average break- even charter hire rate(2)	Variance (Amount)	Variance (%)
$58,997	$51,023	$7,974	14%

  (1)
  The average charter rate used in our impairment testing is the average charter rate based on which we estimated the revenues for the remaining useful life of the respective vessels.

  (2)
  The average break-even charter hire rate is the average charter rate that if used in the discounted projected net operating cash flows of the impairment testing, would result in discounted total cash flows being equal to the carrying value of the vessels.

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

        In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an EGC. We will continue to be deemed an EGC until the earliest of the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, the last day of the fiscal year following our fifth IPO anniversary, the date in which, during the previous 3-year period, we have issued more than $1.0 billion in non-convertible debt, or the date on which we will be deemed to be a large accelerated filer.

Recent Accounting Pronouncements

        See Note 2 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses, etc.

        Not applicable.

D. Trend Information

        See "Item 5. Operating and Financial Review and Prospects—Overview—Industry Overview and Trends".

E. Off-Balance Sheet Arrangements

        As of December 31, 2017, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

        Our contractual obligations as of December 31, 2017 were:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations	$1,173,273	$108,381	$472,261	$412,300	$180,331
Interest on long-term debt obligations(1)	156,192	35,584	70,334	30,700	19,574
Amounts due to related parties(2)	230	230	—	—	—
Amounts due for management, commercial and administrative services fees(3)	5,171	5,171	—	—	—
Purchase of depot spares(4)	4,340	—	4,340	—	—

Total	$1,339,206	$149,366	$546,935	$443,000	$199,905

(1)
Our interest commitment on our floating long-term debt is calculated based on an assumed applicable interest rate of 3.8%, which takes into account the LIBOR and applicable margin spreads in our credit facilities while 1.0% is used for the commitment fees of our New Sponsor Credit Facility and 0.9% is used for the commitment fees of the GasLog Seattle and Solaris Assumed Revolving Facilities.

(2)
Amounts due to related parties represent mainly payments made by GasLog to cover operating expenses. See Note 11 to our consolidated financial statements.

(3)
This includes the amounts due under our contractual obligations under our amended ship management agreements and our amended commercial management agreements signed with GasLog LNG Services and GasLog, respectively, for their non-terminable periods. In addition, it includes the amounts due under the amended administrative services agreement for its non-terminable period. The amended ship management agreements provide for a monthly management fee of $46,000 per vessel and the amended commercial management agreements provide for a fixed annual fee of $360,000 per vessel and may be terminated by either party giving three months' notice. The administrative services agreement, as amended, provides for a fixed annual fee of $811,668 per vessel and may be terminated by either party at any time giving the other party not less than three months' written notice. The contractual obligations table includes ship management services fees, commercial management services fees and administrative services fees for three months.

(4)
Following the acquisition of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., is the counter guarantor for the acquisition from MSL of 83.33% of depot spares with an aggregate value of $6.0 million, of which $0.7 million have been purchased and paid as of December 31, 2017 by GasLog. These spares should be acquired before the end of the initial term of the related charter agreements.

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

Papadimitriou. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Curtis V. Anastasio	61	Chairman of the Board of Directors/Director
Robert B. Allardice III	71	Class I Director
Daniel R. Bradshaw	71	Class III Director
Pamela M. Gibson	64	Class II Director
Peter G. Livanos	59	Director
Anthony S. Papadimitriou	62	Director
Andrew J. Orekar	41	Director/Chief Executive Officer
Alastair Maxwell(1)	54	Chief Financial Officer
Richard Sadler(2)	60	Chief Operating Officer

(1)
Mr. Maxwell was appointed Chief Financial Officer on March 9, 2017.

(2)
Mr. Sadler was appointed Chief Operating Officer on September 20, 2017.

        Our Class I, Class II and Class III Directors were elected by our common unitholders and will hold office until the 2019, 2020 and 2018 annual meetings of limited partners, respectively. Our other directors were appointed by our general partner in its sole discretion. See "—C. Board Practices".

        Certain biographical information about each of these individuals is set forth below.

        Curtis V. Anastasio has been the Executive Chairman of our board of directors since our inception to May 2016 and Non-Executive Chairman from May 2016 to date. From the time he led the IPO in April of 2001 to his retirement on December 31, 2013, Mr. Anastasio was the president and chief executive officer of NuStar Energy L. P., a publicly traded MLP based in San Antonio, Texas. Mr. Anastasio was also president and chief executive officer of NuStar GP Holdings, LLC, a position he held since the company's IPO in 2006. NuStar GP owns general and limited partner interests and the incentive distribution rights in NuStar Energy and manages its business affairs. In addition, Mr. Anastasio serves as a director and chairman of the Audit Committee of Par Pacific Holdings (previously Par Petroleum Corporation) a growth-orientated company that manages and maintains interests in energy related assets. He also serves on the board of the Federal Reserve Bank of Dallas and in June 2015 was appointed to the board of the Chemours Company. Mr. Anastasio received a Juris Doctorate degree from Harvard Law School in 1981 and a Bachelor of Arts degree, Magna cum Laude, from Cornell University in 1978.

        Robert B. Allardice III has been a member of our board of directors since October 2014. Mr. Allardice has had a long career in the financial services industry, having worked for Morgan Stanley in a number of roles for 19 years as well as with Smith Barney and Deutsche Bank Americas Holding Corp. Mr. Allardice currently serves as a director, member of or chairman of the audit committee of a number of companies, including Hartford Financial Group, and Ellington Residential Mortgage REIT. Mr. Allardice received a Bachelor of Arts with Honors from Yale University in 1968 and an M.B.A. from Harvard Business School in 1974.

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

        Peter G. Livanos has been a director since the closing of our IPO. Mr. Livanos is the Chairman of GasLog and a member of GasLog's board of directors. Mr. Livanos founded our affiliate GasLog LNG Services in 2001. He has served as the Chairman since GasLog was incorporated in July 2003 and he held the role of chief executive officer from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping Ltd. ("Ceres Shipping"), an international shipping group. He also serves as chairman of several of Ceres Shipping's subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos was appointed to the board of directors of Euronav NV, an independent owner and operator of oil tankers in 2005 and served until December 2015. Between April 2009 and July 2014, he was appointed Vice-Chairman of Euronav NV and from July 2014 to December 2015 he served as its Chairman. Mr. Livanos is a graduate of Columbia University.

        Anthony S. Papadimitriou has been a director since our 2015 annual meeting. Mr. Papadimitriou is a member of GasLog's board of directors. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A, an affiliate of the Onassis Foundation, and from 1995 to 2005 he was the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the board since 2005. Mr. Papadimitriou is the founding partner of A.S. Papadimitriou and Partners Law Firm. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens.

        Andrew J. Orekar has served as our CEO since the closing of our IPO and was appointed a director in May 2016. Prior to joining the Partnership, Mr. Orekar served as Managing Director at Goldman, Sachs & Co., where he advised global natural resources and energy companies on mergers and acquisitions, corporate finance and capital markets transactions. Mr. Orekar joined Goldman Sachs in 1998 and held positions of increasing responsibility within the Investment Banking Division during his 15-year career. He was appointed Managing Director in 2009. Mr. Orekar received B.S. (Wharton School) and B.A. degrees from the University of Pennsylvania in 1998.

        Alastair Maxwell joined GasLog Partners on February 1, 2017 and was appointed Chief Financial Officer ("CFO") on March 9, 2017. He was appointed CFO of GasLog on the same date Prior to joining GasLog, Mr. Maxwell worked in the investment banking industry for 29 years, most recently with Goldman Sachs from 2010 to 2016 where he was a Partner and Co-Head of the Global Energy Group with responsibility for relationships with a wide range of corporate and other clients in the energy sector. Previously, from 1998 to 2010, he was with Morgan Stanley, most recently as Managing Director and Head of Energy in the EMEA region based in London and prior to that as Executive Director and Head of Latin America Utilities based in New York. From 1987 to 1998 he was at Dresdner Kleinwort Benson in a series of roles in the Utilities and M&A Groups based in London,

Spain and Brazil. Mr. Maxwell studied Modern Languages (Spanish and Portuguese) at Worcester College, Oxford.

        Richard Sadler has served as our Chief Operating Officer ("COO") since September 20, 2017. He was appointed COO of GasLog on the same date. Mr. Sadler joined GasLog Partners from the Foresight Group, a family company with a strong global presence including Shipping, Offshore Oil Drilling & Engineering, where he served as advisor to the Chairman, family Board members and the senior management. Previously, from 2007 to 2015, Mr. Sadler served as CEO of Lloyd's Register Group, providing compliance and consultancy services to 60,000 global clients in 78 countries. Prior to that Mr. Sadler worked as a Director of Asset Management for the Royal Bank of Scotland in the Shipping and Offshore Energy Division and held a number of positions at Lloyd's Register including in Kuwait, Bahrain, Oman and Japan. Mr. Sadler was an Engineering Officer in the Royal Navy prior to studying Naval Architecture at the University of Newcastle-upon-Tyne. Mr. Sadler is a Fellow, Trustee and member of the Audit & Risk Committee of the Royal Academy of Engineering and holds Honorary Doctorates from the University of Southampton and the University of Newcastle-upon-Tyne. He is a visiting Professor at Dalian Maritime University and an elder Brethren and Trustee of Trinity House.

Board Leadership Structure

        Our board leadership structure consists of our Chairman and the chairmen of our board committees. Our operational management is headed by our CEO. Mr. Orekar, as CEO, is responsible for the day-to-day operations of the Partnership, which includes decisions relating to the Partnership's general management and control of its affairs and business and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to unitholders.

B. Compensation of Directors and Senior Management

Reimbursement of Expenses of Our General Partner

        Our general partner does not receive compensation from us for any services it provides on our behalf, although it is entitled to reimbursement for expenses incurred on our behalf. In addition, our operating subsidiaries reimburse GasLog LNG Services for expenses incurred pursuant to the amended ship management agreements that our operating subsidiaries are party to with GasLog LNG Services. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements".

Executive Compensation

        A subsidiary of GasLog has entered into an employment agreement with Andrew J. Orekar, our CEO. The agreement provides for an annual cash incentive bonus based in part on performance relative to pre-established targets. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. For the year ended December 31, 2017, the amount of compensation we paid to our executive officers, including annual and long-term cash incentive compensation, as well as aggregate fees for administrative services provided under the administrative services agreement, totaled $1.68 million. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement". Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our general partner may participate in employee pension and benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our general partner or their affiliates, including plans that may be established in the future. We did not set aside or accrue any amounts in the year ended December 31, 2017 to provide pension, retirement or similar benefits to our senior management.

Compensation of Directors

        Each non-management director receives cash compensation for being a member of our board of directors, as well as for being a member or chairperson of a committee. During 2017, non-management directors each received a director fee of $100,000 per year. In addition, members of the audit and conflicts committees each received a committee fee of $25,000 per year whereas the chairpersons of such committees received a fee of $50,000 per year. From January 1, 2018, non-management directors will receive a director fee of $110,000 per year. Pursuant to the administrative services agreement, we pay directly to GasLog the director fees for any appointed directors who are also directors of GasLog. Our chairman receives an additional chair fee and received director fees totaling $250,000 in 2017. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

        We did not set aside or accrue any amounts in the year ended December 31, 2017 to provide pension, retirement or similar benefits to our directors.

Equity Compensation Plan

        In January 2015, our board of directors approved the GasLog Partners LP 2015 Long-Term Incentive Plan (the "Plan"). The purpose of the Plan is to promote the interests of the Partnership and its unitholders by attracting and retaining exceptional directors, officers, employees and consultants and enabling such individuals to participate in the long-term growth and financial success of the Partnership.

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

        On April 1, 2016, we granted our executive officers an aggregate of 24,925 restricted common units and 24,925 phantom performance common units, with an aggregate fair value as of the grant date of $0.8 million. On April 1, 2017, we granted our executive officers 20,309 restricted common units and 20,309 phantom performance common units, with an aggregate fair value as of the grant date of $1.0 million. These awards vest on the third anniversary of the grant date, subject to the recipients' continued service; vesting of the phantom stock units is also subject to the achievement of certain performance targets. They may be settled in cash or common units which may be units repurchased by the Partnership from time to time, or newly issued units, or a combination thereof, at our discretion.

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

        Our board of directors consists of seven members, four of whom are appointed by our general partner in its sole discretion and three of whom are elected by our common unitholders. The directors appointed by our general partner serve until a successor is duly appointed by the general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. At our 2015 annual meeting, the Class I elected director was elected to serve for a one year term expiring on the date of the succeeding annual meeting, the Class II elected director was elected to serve for a two-year term expiring on the second succeeding annual meeting and the Class III elected director was elected to serve for a three-year term expiring on the third succeeding annual meeting. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

        If our general partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional director will thereafter be elected as a Class III director by our common unitholders. Our general partner may exercise this right in order to permit us to claim, or continue to claim, an exemption from U.S. federal income tax under Section 883 of the Code. See "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership".

        The Class I, Class II and Class III directors elected by our common unitholders, and Mr. Papadimitriou were determined by our board to be independent under the standards of the NYSE and the rules and regulations of the SEC. The elected directors also qualify as independent of GasLog under our partnership agreement so as to be eligible for membership on our conflicts committee.

        Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. This loss of voting rights does not apply to the Preference Units. Effectively, this means that the voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This limitation will support our claim of an exemption from U.S. federal income tax under Section 883 of the Code in the event our general partner transfers the power to elect one director to the common unitholders.

        There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

        Our board of directors meets regularly throughout the year. In 2017, the board met 12 times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present.

Committees of the Board of Directors

Audit Committee

        We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Robert B. Allardice III, Daniel R. Bradshaw and Pamela M. Gibson, with Robert B. Allardice III serving as the chair of the audit committee. Our board of directors has determined that each of Robert B. Allardice III, Daniel R. Bradshaw and Pamela M. Gibson satisfies the independence standards established by the NYSE, and that Robert B. Allardice III qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.

Conflicts Committee

        We also have a conflicts committee that is available at the board of directors' discretion to review specific matters that the board of directors believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee must meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and may not be any of the following: (a) officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the general partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan, equity compensation plan or similar plan of the Partnership or its subsidiaries). Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our conflicts committee is comprised of Robert B. Allardice III, Daniel R. Bradshaw and Pamela M. Gibson, with Daniel R. Bradshaw serving as chair of the conflicts committee.

        Employees of affiliates of GasLog provide services to us under the administrative services agreement. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement".

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

Corporate Governance

        The board of directors and our Partnership's management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

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

D. Employees

        We do not directly employ any on-shore employees or seagoing employees. As of December 31, 2017, GasLog employed (directly and through ship managers) approximately 1,435 seafaring staff who serve on its owned and managed vessels (including our fleet) as well as 184 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements".

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. In addition, GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. As a result, GasLog has historically enjoyed high retention rates. In 2017, GasLog's retention rate was 96% for seagoing senior officers, 97% for other seagoing officers and 98% for shore staff.

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

        In addition, the services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement".

E. Share Ownership

        The common units beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in "Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders" below. For information regarding arrangements for involving the employees in the capital of the company, see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management".

ITEM 7.    MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Unitholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common units as of February 8, 2018 held by:

  •
  each of our executive officers;

  •
  each of our directors;

  •
  all our directors and officers as a group; and

  •
  each holder known to us to beneficially own 5% or more of our units;

        Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 41,002,121 common units outstanding as of February 8, 2018. Each issued and outstanding common unit entitles the unitholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all unitholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

	Common Units Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Curtis V. Anastasio	*	*
Robert B. Allardice III	*	*
Daniel R. Bradshaw	—	—
Pamela M. Gibson	*	*
Peter G. Livanos	518,410	1.3%
Alastair Maxwell	*	*
Anthony S. Papadimitriou	*	*
Andrew J. Orekar	*	*
Richard Sadler	—	—
All directors and officers as a group	601,174	1.5%
Other 5% beneficial owners
GasLog Ltd.(1)	9,984,716	24.4%
FMR LLC(5)	3,808,778	9.3%
OppenheimerFunds, Inc.(2)	2,460,531	6.0%
Kayne Anderson Capital Advisors, L.P. & Richard A Kayne(3)	2,272,517	5.5%
Swank Capital, L.L.C.(4)	1,348,383	3.3%

(1)
GasLog Ltd. is effectively controlled by its chairman, Peter G. Livanos, who is deemed to beneficially own, directly or indirectly, 40.1% of the issued and outstanding common shares of GasLog Ltd. Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of GasLog Ltd.

(2)
Based on information contained in the Schedule 13G filed with the SEC on February 7, 2018. OppenheimerFunds, Inc. has shared voting and dispositive power over 2,460,531 common units.

(3)
Based on information contained in the Schedule 13G filed with the SEC on February 6, 2018. Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting and dispositive power over 2,272,517 common units.

(4)
Based on information contained in the Schedule 13G filed with the SEC on February 14, 2017. Swank Capital L.L.C., Mr. Jerry .V. Swank and Cushing Asset Management, L.P. have shared voting and dispositive power over 1,348,383 common units.

(5)
Based on the information in the Schedule 13F filed with the SEC on November 13, 2017. FMR LLC has sole voting authority over 17,900 common units.

*
Less than 1%.

        Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more than 4.9% of any class of units (other than the Preference Units) then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

        Holders of our Preference Units generally have no voting rights except (i) in respect of amendments to the partnership agreement which would adversely vary the rights of the Preference Units or, (ii) in the event that the Partnership proposes to issue any parity securities if the cumulative distributions payable on issued and outstanding Preference Units are in arrears or (iii) in the event that the Partnership proposes to issue any securities that are senior to the Preference Units. However, if and whenever distributions payable on a series of Preference Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of such series of Preference Units (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Preference Units voted as a class for the election of such director). The right of such holders of Preference Units to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the applicable series of Preference Units have been paid in full.

        As a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership's directors in accordance with the partnership agreement, GasLog has the ability to control the Partnership's affairs and policies. See "Item 6. Directors, Senior Management and Employees—C. Board Practices".

        As of February 8, 2018, we had 3 common unitholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 31,014,905 common units, representing 75.6% of our outstanding common units and a 74.1% ownership interest in us. We believe that the units held by CEDE & CO. include common units beneficially owned by both holders in the United Sates and non-U.S. beneficial owners.

B. Related Party Transactions

        From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. The related party transactions that we have entered into or were party to during the year ended December 31, 2017 are discussed below.

Omnibus Agreement

        On May 12, 2014, we entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition; Five-Year Vessel Restricted Business Opportunities

        Under the omnibus agreement, GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such a vessel at fair market value. The restrictions in this paragraph will not prevent GasLog or any of its controlled affiliates (other than us and our subsidiaries) from:

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

  (a)
  if less than a majority of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by GasLog's board of directors, GasLog must offer to sell such vessels to us for their fair market value plus any additional tax or other similar costs that GasLog incurs in connection with the acquisition and the transfer of such vessels to us separate from the acquired business; and

  (b)
  if a majority or more of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by GasLog's board of directors, GasLog must notify us of the proposed acquisition in advance. Not later than 30 days following receipt of such notice, we will notify GasLog if we wish to acquire such vessels in cooperation and simultaneously with GasLog acquiring the Non-Five-Year Vessels. If we do not notify GasLog of our intent to pursue the acquisition within 30 days, GasLog may proceed with the acquisition and then offer to sell such vessels to us as provided in (a) above;

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

        During the 30-day period after GasLog's notice and offer of an opportunity to purchase a Five-Year Vessel, we and GasLog will negotiate in good faith to reach an agreement on the fair market value (and any applicable break-up costs) of the relevant vessel. If we do not reach an agreement within such 30-day period, a mutually-agreed upon investment banking firm, ship broker or other expert advisor will be engaged to determine the fair market value (and any applicable break-up costs) of the relevant vessel and other outstanding terms, and we will have the option, but not the obligation, to purchase the relevant vessel on such terms. Our ability to consummate the acquisition of such Five-Year Vessel from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing with respect to such Five-Year Vessel. See "Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or a financing agreement". Under the omnibus agreement, GasLog will indemnify the Partnership against losses arising from the failure to obtain any consent or governmental permit necessary to own or operate the fleet in substantially the same manner that the vessels were owned and operated by GasLog immediately prior to the Partnership's acquisition of such vessels. See "—Indemnification".

        Upon a change of control of us or our general partner, the non-competition provisions of the omnibus agreement will terminate immediately. Upon a change of control of GasLog, the non-competition provisions of the omnibus agreement applicable to GasLog will terminate at the time of the change of control. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the non-competition provisions applicable to GasLog shall terminate immediately.

LNG Carrier Purchase Options

        Under the omnibus agreement, we currently have the option to purchase from GasLog: (i) the GasLog Glasgow and the GasLog Gibraltar within 36 months after GasLog notifies our board of directors of their acceptance by their charterers, (ii) as provided for under the addendum to the omnibus agreement dated April 21, 2015 among GasLog, GasLog Partners, our general partner and GasLog Partners Holdings, the Methane Becki Anne and the Methane Julia Louise within 36 months after the completion of their acquisition by GasLog on March 31, 2015, which options will expire in March 2018, if not extended, and (iii) the GasLog Houston within 30 days after GasLog notifies us that the vessel has commenced its charter. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement.

        In addition, on April 21, 2015, GasLog signed an agreement with MSL for its newbuildings Hull Nos. 2130 and 2131 to be chartered to MSL upon their respective deliveries in 2019, for average initial terms of approximately 9.5 years. Within 30 days of the commencement of each charter, GasLog will be required to offer us an opportunity to purchase each vessel at fair market value as determined pursuant to the omnibus agreement.

        On July 11, 2016, GasLog signed an agreement with Total for its newbuilding Hull No. 2801 to be chartered to Total upon delivery in 2018 for an initial term of seven years. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On October 20, 2016, GasLog signed an agreement with Centrica for its newbuilding Hull No. 2212 to be chartered to Centrica upon delivery in 2019 for an initial term of seven years. However, GasLog has amended the ship building contract for this newbuilding Hull No. 2212 such that it becomes a 180,000 cbm GTT Mark III Flex Plus Vessel, to be delivered on or before July 31, 2019 currently without charter, Newbuilding Hull No. 2213 becomes the committed Centrica vessel, a 180,000 cbm GTT Mark III Flex Plus Vessel, to be delivered on or before April 1, 2020 for an initial term of seven years. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        If we and GasLog are unable to agree upon the fair market value of any of these optional vessels, the respective fair market values will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and we will have the right, but not the obligation, to purchase the vessel at such price. Our ability to consummate the acquisition of such vessels from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing as of the closing date in respect of such vessels. See "Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or a financing agreement".

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

        Prior to engaging in any negotiation regarding any vessel disposition with respect to a Five-Year Vessel with an unaffiliated third party or any Non-Five-Year Vessel, we or GasLog, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and GasLog, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or GasLog, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or GasLog, as the case may be, than those offered pursuant to the written notice. Our ability to consummate the acquisition of such Five-Year Vessel from GasLog will be subject to obtaining any consents of governmental authorities and other non-affiliated third parties and to all agreements existing in respect of such Five-Year Vessel. See "Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business—We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or a financing agreement".

        Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of GasLog, the right of first offer provisions applicable to GasLog under the omnibus agreement will terminate at the time of the change of control. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the provisions related to the rights of first offer granted to us by GasLog shall terminate immediately.

        For purposes of the omnibus agreement, a "change of control" means, with respect to any "applicable person", any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the applicable person's assets to any other person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the applicable person; (b) the consolidation or merger of the applicable person with or into another person pursuant to a transaction in which the outstanding voting securities of the applicable person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding voting securities of the applicable person are changed into or exchanged for voting securities of the surviving person or its parent and (ii) the holders of the voting securities of the applicable person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding voting securities of the surviving person or its parent immediately after such transaction; and (c) a "person" or "group" (within the meaning of Sections 13(d) or 14(d)(2) of the Securities Exchange Act of 1934, or the "Exchange Act"), other than GasLog or its affiliates with respect to the general partner, being or becoming the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of all of the then outstanding voting securities of the applicable person, except in a merger or consolidation which would not constitute a change of control under clause (b) above.

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

        The administrative services agreement will continue indefinitely until terminated by us upon 90 days' notice for any reason in the sole discretion of our board of directors. In addition, the administrative services agreement may be terminated by GasLog upon 90 days' notice if:

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

  •
  administrative and clerical services:  assistance with personnel administration, payroll and office space, arranging meetings for our common unitholders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

  •
  banking and financing services:  providing treasury and cash management services including assistance with identifying and accessing sources of capital, preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds and monitoring and maintaining compliance therewith;

  •
  advisory services:  assistance in complying with United States and other relevant securities laws;

  •
  client and investor relations:  arranging for the provision of advisory, clerical and investor relations services to assist and support us in our communications with our unitholders; and

  •
  assistance with the integration of any acquired businesses.

        For periods through the year ended December 31, 2017, GasLog received a service fee of $0.6 million per vessel per year in connection with providing services under the administrative services agreement. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month. The aggregate fees and expenses for services under the administrative services agreement for the year ended December 31, 2017 was $6.5 million, which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, the vessel acquired from GasLog in 2016 and the GasLog Greece, the GasLog Geneva and the Solaris from their acquisition in May, July and October 2017, respectively.

        In November 2017, the board of directors approved an increase in the service fee payable to GasLog under the terms of the administrative services agreement. With effect from January 1, 2018 a service fee of $0.8 million per vessel per year will be payable.

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

Ship Management Agreements

        All vessels in our fleet have entered into a ship management agreement with GasLog LNG Services, except the Solaris which is managed by Shell, pursuant to which certain crew and technical services are provided by GasLog LNG Services. Under these ship management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the manager as described below.

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

        Management fee.    Pursuant to the amended ship management agreements, the vessel-owning subsidiaries, as owners, will pay a management fee of $46,000 per month to GasLog LNG Services, as manager, and will reimburse GasLog LNG Services for all expenses incurred on their behalf. The aggregate fees and expenses for services under these management agreements for the year ended December 31, 2017 were $6.1 million, which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, the vessel acquired from GasLog in 2016 and the GasLog Greece, the GasLog Geneva and the Solaris from their acquisition in May, July and October 2017, respectively.

        The management fee is subject to an annual adjustment. The adjustment will be agreed between the parties in good faith on the basis of general inflation and proof of increases in actual costs incurred by GasLog LNG Services, as manager. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable ship management agreement.

        Term.    Each ship management agreement continues indefinitely until terminated by either party as described below.

        Automatic termination and termination by either party.    Each ship management agreement will be deemed to be terminated if:

  •
  the vessel is sold, becomes a total loss, is declared as a constructive, compromised or arranged total loss or is requisitioned for hire; or

  •
  an order is made or a resolution is passed for the winding up, dissolution, liquidation or bankruptcy of the other party (otherwise than for the purpose of a solvent reconstruction or amalgamation), a receiver or similar officer is appointed or the other party suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

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

  •
  the relevant ship management agreement or any of the owner's rights or obligations are assigned to any person or entity without the manager's prior written agreement or approval; or

  •
  the owner elects to provide officers and, for any reason within their control, fails to (i) procure officers and ratings complying with the requirements of STCW 95 or (ii) instruct such officers and ratings to obey all reasonable orders of the managers in connection with the operating of the managers' safety management system.

        Termination by the owner.    Under each ship management agreement, the owner may terminate the applicable agreement by giving 90 days' written notice in the event that the manager, in the reasonable opinion of the owner, fails to manage the vessel in accordance with first class LNG ship management practice. The owner may also terminate the applicable agreement by giving 90 days' notice if the manager fails to meet any material obligation of the ship management agreement or fails to meet any obligation under the ship management agreement that has a material adverse effect upon the owner, if such default is not capable of being remedied or the manager fails to remedy the default within a reasonable time to the satisfaction of the owner. Notwithstanding the foregoing, the owner may terminate the ship management agreement at any time for any reason by giving the manager not less than three months' written notice.

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

Commercial Management Agreements

        Our operating subsidiaries have entered into commercial management agreements with GasLog that were amended upon completion of the IPO, pursuant to which GasLog provides certain commercial management services to us. The annual commercial management fee is $360,000 for each vessel payable quarterly in advance. The aggregate fees and expenses under these commercial management agreements for the year ended December 31, 2017 were $4.3 million which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, the vessel acquired from GasLog in 2016 and the GasLog Greece, the GasLog Geneva and the Solaris from their acquisition in May, July and October 2017, respectively.

        The amended commercial management agreements require that GasLog use their best endeavors to perform, among others, the following management services:

  •
  the commercial operations, including providing chartering services in accordance with the vessel owners' instructions (including seeking and negotiating employment for the vessels and the execution of charter parties or other contracts relating to the employment of the vessels), arranging payment to the owner's account of all hire and/or freight revenues, calculating hire, freight and other money due from or to the charterer, issuing voyage instructions, appointing agents and surveyors and arranging surveys associated with the commercial operations;

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

Credit Facilities

        On May 12, 2014, we entered into a $30.0 million revolving credit facility with GasLog to be used for general partnership purposes. On April 3, 2017, the Partnership signed a deed of termination with respect to the revolving credit facility with GasLog. On the same date, we entered into a new unsecured five-year term loan of $45.0 million and a new five-year revolving credit facility of $30.0 million with GasLog. For a more detailed description of this credit facility, please read "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Revolving Credit Facility with GasLog".

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

        In connection with the acquisition of the GasLog Seattle in November 2016, we and GasLog Partners Holdings entered into a guarantee agreement pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding commitment made available to GAS-seven Ltd. ($127.7 million as of December 31, 2017) of the obligations under the $1,050.0 million Legacy Facility Refinancing. In October 2017, in connection with the acquisition of the Solaris, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-eight Ltd. ($129.6 million as of December 31, 2017). GasLog provides a guarantee on the Legacy Facility Refinancing, including the commitments made available to GAS-seven Ltd. and GAS-eight Ltd.

        On April 5, 2016, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding loans available to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. under the Five Vessel Refinancing among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers and ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners. As of December 31, 2017, the amount outstanding under the loans available to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. was $219.5 million. GasLog provides a guarantee on the total obligations under the facilities, including the commitments made available to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

        On May 25, 2017, in connection with the acquisition of the GasLog Greece, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding loan available to GAS-eleven Ltd. under the Assumed October 2015 Facility among GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, and Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-ordinator, bookrunner and export credit agent co-ordinator. On June 28, 2017, in connection with the acquisition of the GasLog Geneva, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-thirteen Ltd. ($295.0 million as of December 31, 2017).

Indemnification Agreements

        We have entered into indemnification agreements with our directors and officers which provide, among other things, that we will indemnify our directors and officers, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines, settlements and fees that they may be required to pay in actions or proceedings to which they are or may be made a party by reason of such person's position as a director, officer, employee or other agent of the Partnership, subject to, and to the maximum extent permitted by, applicable law.

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

        At the time of the acquisition, we and GasLog Partners Holdings entered into a guarantee agreement pursuant to which we and GasLog Partners Holdings guaranteed the obligations of GAS-sixteen Ltd., GAS-seventeen Ltd. and GAS-eighteen Ltd. (an entity held by GasLog) under the then existing facility agreement between such entities as borrowers, Citibank, N.A., London Branch, or "Citibank", as mandated lead arranger, the financial institutions listed in Schedule 1 thereto as lenders, Citibank as bookrunner, Citibank International Plc as agent of the other finance parties and Citibank as security agent and trustee. These guarantees were released when that facility was prepaid and terminated with funds from our Partnership Facility.

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

        On October 27, 2016, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interest in GAS-seven Ltd., the entity that owned the GasLog Seattle, for a purchase price of $189.0 million. GasLog has operated the GasLog Seattle since its delivery in 2013. The acquisition closed on November 1, 2016. In connection with the transaction, the Partnership acquired GAS-seven Ltd. with $1.0 million of positive net working capital existing at the time of closing.

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

        On March 23, 2017, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interest in GAS-eleven Ltd., the entity that owned the GasLog Greece, for a purchase price of $219.0 million. GasLog has operated the GasLog Greece since its delivery in 2016. The acquisition closed on May 3, 2017. In connection with the transaction, the Partnership acquired GAS-eleven Ltd. with $1.0 million of positive net working capital existing at the time of closing.

        On June 1, 2017, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interest in GAS-thirteen Ltd., the entity that owned the GasLog Geneva, for a purchase price of $211.0 million. GasLog has operated the GasLog Geneva since its delivery in 2016. The acquisition closed on July 3, 2017. In connection with the transaction, the Partnership acquired GAS-thirteen Ltd. with $1.0 million of positive net working capital existing at the time of closing.

        On September 19, 2017, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interest in GAS-eight Ltd., the entity that owned the Solaris, for a purchase price of $185.9 million. The Solaris has been operated and managed by Shell since its delivery in 2014. The acquisition closed on May 3, 2017. In connection with the transaction, the Partnership acquired GAS-eight Ltd. with $1.0 million of positive net working capital existing at the time of closing.

        In addition, in connection with the acquisitions described above, the respective vessel owning entities have entered into ship management and commercial management agreements with GasLog. See "Item 7. Major Unitholders and Related Party Transaction—B. Related Party Transactions".

Other Related Party Transactions

        As a result of our relationships with GasLog and its affiliates, we, our general partner and our subsidiaries have entered into or will enter into various agreements that will not be the result of arm's length negotiations. We generally refer to these agreements and the transactions that they provide for as "transactions with affiliates" or "related party transactions".

        Our partnership agreement sets forth procedures by which future related party transactions may be approved or resolved by our board of directors. Pursuant to our partnership agreement, our board of directors may, but is not required to, seek the approval of a related party transaction from the conflicts committee of our board of directors or from the common unitholders (excluding common units owned by our general partner and its affiliates). Neither our general partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties stated or implied by law or equity if the transaction is approved by the conflicts committee or the requisite majority of the common unitholders. If approval of the conflicts committee is sought, then the conflicts committee will be authorized to consider any and all factors as it determines to be relevant or appropriate under the circumstances and it will be presumed that, in making its decision, the conflicts committee acted in good faith. In order for a determination or other action to be in "good faith" for purposes of the partnership agreement, the person or persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in our best interests.

        Our conflicts committee is comprised of three members of our board of directors. The conflicts committee is available at the board of directors' discretion to review specific matters that the board of directors believes may involve conflicts of interest. The members of the conflicts committee must and do meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and are not and may not be any of the following: (a) officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the general partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan of the Partnership or its subsidiaries).

        Transactions with our affiliates that are not approved by the conflicts committee and that do not involve a vote of common unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be "fair and reasonable" to us. In determining whether a transaction or resolution is "fair and reasonable", our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us. If our board of directors does not seek approval by the conflicts committee or the requisite majority of the common unitholders and instead determines that the terms of a transaction with an affiliate are no less favorable to us than those generally provided to or available from unrelated third parties or are "fair and reasonable" to us, it will be presumed that, in making its decision, our board of directors acted in good faith and, in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

C. Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements" below.

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

Our Cash Distribution Policy

Rationale for Our Cash Distribution Policy

        Our cash distribution policy reflects a judgment that our common unitholders are better served by our distributing our available cash (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it, because we believe we will generally finance any expansion capital expenditures from external financing sources. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

        There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

  •
  Our common unitholders have no contractual or legal right to receive distributions unless there is available cash at the end of each quarter as defined in our partnership agreement. The determination of available cash is subject to the broad discretion of our board of directors to establish reserves and other limitations.

  •
  We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this annual report in "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources".

  •
  We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our common unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to common unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

  •
  Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units. GasLog owns common units representing a 24.4% ownership interest in us.

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

  •
  We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See "Item 3. Key Information—D. Risk Factors" for a discussion of these factors.

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

Preference Units Distribution Requirements

        Distributions on our Preference Units are payable quarterly on each of March 15, June 15, September 15 and December 15, or the next succeeding business day, as and if declared by our board of directors out of legally available funds for such purpose.

        For the Series A Preference Units, from and including May 15, 2017 to, but excluding, June 15, 2027, the distribution rate is 8.625% per annum per $25.00 of liquidation preference per unit (equal to $2.15625 per annum per unit). From and including June 15, 2027, the distribution rate for the Series A Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 6.31% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series A Preference Units of $0.71875 per unit on September 15, 2017 and $0.5390625 per unit on December 15, 2017.

        For the Series B Preference Units, from and including January 17, 2018 to, but excluding, March 15, 2023, the distribution rate is 8.200% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2023, the distribution rate for the Series B Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment.

        Our Preference Unit distribution payment obligations impact our future liquidity needs.

Minimum Quarterly Distribution

        Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.375 per unit, or $1.50 per unit per year, after distributions are made on Preference Units, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution are determined by our board of directors, taking into consideration the terms of our partnership agreement. We are effectively prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" for a discussion of the restrictions contained in our financing agreements that may restrict our ability to make distributions.

        During the year ended December 31, 2017, the aggregate amount of cash distribution paid to common unitholders was $83.0 million.

Distributions of Available Cash From Operating Surplus

        We will make distributions of available cash from operating surplus after payment of preference unit distributions for any quarter in the following manner:

  •
  first, 98.0% to all common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—General Partner Interest" and "—Incentive Distribution Rights" below.

        The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest

        Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional common units. Our general partner's 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional common units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

        Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after deducting preference unit distributions after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog currently holds the incentive distribution rights. The incentive distribution rights may be transferred separately from any other interests, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2019. Any transfer by GasLog of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

        The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the common unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus after deducting preference unit distributions we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount", until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the common unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

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

B. Significant Changes

        See "Item 18. Financial Statements—Note 20. Subsequent Events" below.

ITEM 9.    THE OFFER AND LISTING

Trading on the New York Stock Exchange

        Since our IPO in the United States, our common units have been listed on the NYSE under the symbol "GLOP". The following table shows the high and low closing sales prices for our common units during the indicated periods.

	Price Range
	High	Low
Year ended December 31, 2015	$29.28	$12.67
Year ended December 31, 2016	22.00	10.00
Year ended December 31, 2017	25.20	20.60
First Quarter 2016	17.19	10.00
Second Quarter 2016	20.97	15.61
Third Quarter 2016	22.00	18.87
Fourth Quarter 2016	21.90	19.50
First Quarter 2017	24.55	20.60
Second Quarter 2017	25.20	21.90
Third Quarter 2017	25.10	22.20
Fourth Quarter 2017	24.75	22.05
First Quarter 2018 (January 1, 2018 to February 8, 2018)	25.40	23.10
August 2017	24.55	22.70
September 2017	23.85	22.20
October 2017	24.15	23.00
November 2017	23.85	22.05
December 2017	24.75	22.05
January 2018	25.40	23.70
February 2018 (February 1, 2018 to February 8, 2018)	24.75	23.10

        Our Series A Preference Units have been trading on the New York Stock Exchange under the symbol "GLOP PR A" since May 10, 2017. The following table shows the high and low closing sales prices for our Preference Units during the indicated periods.

	Price Range
	High	Low
Year ended December 31, 2017 (May 10, 2017 to December 31, 2017)	26.81	24.99
Second Quarter 2017 (May 10, 2017 to June 30, 2017)	25.69	24.99
Third Quarter 2017	26.81	25.65
Fourth Quarter 2017	26.70	25.90
First Quarter 2018 (January 1, 2018 to February 8, 2018)	26.74	25.53
August 2017	26.49	25.97
September 2017	26.81	25.89
October 2017	26.70	26.06
November 2017	26.56	26.08
December 2017	26.48	25.90
January 2018	26.74	25.53
February 2018 (February 1, 2018 to February 8, 2018)	26.20	25.77

        Our Series B Preference Units have been trading on the New York Stock Exchange under the symbol "GLOP PR B" since January 11, 2018. The following table shows the high and low closing sales prices for our Preference Units during the indicated periods.

	Price Range
	High	Low
First Quarter 2018 (January 11, 2018 to February 8, 2018)	25.55	25.21
January 2018 (January 11, 2018 to January 31, 2018)	25.55	25.25
February 2018 (February 1, 2018 to February 8, 2018)	25.45	25.21

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

  (a)
  Form of Contribution Agreement; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement".

  (b)
  Form of Omnibus Agreement; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement".

  (c)
  Form of Administrative Services Agreement; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement".

  (d)
  Form of Commercial Management Agreement; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Commercial Management Agreements".

  (e)
  Form of Ship Management Agreement; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements".

  (f)
  Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011; please see "Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters".

  (g)
  Form of $30.0 Million Revolving Credit Agreement by and between GasLog Partners LP and GasLog Ltd.; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (h)
  Share Purchase Agreement dated August 14, 2014, among GasLog Carriers Ltd., GasLog Ltd. and GasLog Partners LP; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Share Purchase Agreement".

  (i)
  Form of Indemnification Agreement for the Partnership's directors and certain officers; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements".

  (j)
  Facility Agreement for up to $450,000,000 Loan Facility dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, Citibank, N.A., London Branch, Nordea Bank Finland Plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (Publ) and BNP Paribas, as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, Citibank, N.A., London Branch as bookrunner and security agent, and Citibank International Limited as agent and security trustee; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (k)
  Corporate Guarantee between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (l)
  GasLog Partners LP 2015 Long-Term Incentive Plan; please see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Equity Compensation Plan".

  (m)
  Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners GP LLC and GasLog Partners Holdings LLC; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement".

  (n)
  Share Purchase Agreement dated as of June 22, 2015 by and among GasLog Ltd., GasLog Carriers Ltd. and GasLog Partners LP.; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Share Purchase Agreement".

  (o)
  Facility Agreement for $325,500,000 Loan Facility dated May 14, 2014 among GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd., as borrowers, Citibank, N.A., London Branch as arranger, bookrunner and security agent, Citibank International PLC as

    Agent and the financial institutions listed in Schedule 1 thereto as Lenders: please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (p)
  Corporate Guarantee between GasLog Ltd. and Citibank, N.A., London Branch, dated May 14, 2014; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (q)
  Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent: please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (r)
  Junior Facility Agreement dated February 18, 2016, relating to a $180,000,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia and ING Bank N.V., London Branch, as original lenders and DNB Bank ASA, London Branch as agent and security agent: please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (s)
  Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016): please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (t)
  Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Dansmarks Skibskredit A/S and The Korea Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent: please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (u)
  Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 (as supplemented by supplemental deeds dated April 12, 2017, May 2, 2017 and July 3, 2017) between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-oordinator, bookrunner and export credit agent co-ordinator guaranteed by GasLog Ltd. and GasLog Carriers Ltd.: please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

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

E. Tax Considerations

Material U.S. Federal Income Tax Considerations

        The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders. This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this annual report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "we", "our" or "us" are references to GasLog Partners LP.

        The following discussion applies only to beneficial owners of common units or Preference Units that own the common units or Preference Units as "capital assets" within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units or Preference Units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units or Preference Units, you are encouraged to consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common units or Preference Units.

        No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units or Preference Units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is encouraged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units or Preference Units.

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

U.S. Federal Income Taxation of U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial owner of our common units or Preference Units that owns (actually or constructively) less than 10.0% of our equity and that is:

  •
  an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes);

  •
  a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

  Distributions

        Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units or Preference Units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common units or Preference Units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units or Preference Units generally will be treated as foreign source "passive category income" for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

        Dividends received with respect to our common units or Preference Units by a U.S. Holder that is an individual, trust or estate, or a "U.S. Individual Holder", generally will be treated as "qualified dividend income", which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) our common units or Preference Units are readily tradable on an established securities market in the United States (such as the NYSE on which our common units or Preference Units are currently traded); (ii) we are not a PFIC for the tax year during which the dividend is paid or the immediately preceding tax year (which we do not believe we are, have been or will be, as discussed below under "—PFIC Status and Significant Tax Consequences"); (iii) the U.S. Individual Holder has owned the common units or Preference Units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units or Preference Units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units or Preference Units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units or Preference Units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any distributions paid on our common units or Preference Units that are not eligible for these preferential rates will be taxed at ordinary income rates to a U.S. Individual Holder.

        Special rules may apply to any amounts received in respect of our common units or Preference Units that are treated as "extraordinary dividends". In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder's adjusted tax basis (or fair market value upon the unitholder's election) in such common unit (5% in the case of Preference Units). In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a unitholder's adjusted tax basis (or fair market value). If we pay an "extraordinary dividend" on our common units or Preference Units that is treated as "qualified dividend income", then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units or Preference Units will be treated as long-term capital loss to the extent of the amount of such dividend.

  Sale, Exchange or Other Disposition of Common units or Preference Units

        Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such units. The U.S. Holder's initial tax basis in its units generally will be the U.S. Holder's purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under "—Distributions" and "—Ratio of Dividend Income to Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

  Medicare Tax on Net Investment Income

        Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) "net investment income" or (ii) the excess of "modified adjusted gross income" over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" generally equals the taxpayer's gross investment income reduced by deductions that are allocable to such income. Unitholders are encouraged to consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units or Preference Units.

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

        Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute "passive income" unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

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

        Our counsel has indicated to us that the conclusions described above are not free from doubt. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the Fifth Circuit held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a "foreign sales corporation" provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court's holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

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

        As discussed more fully below, if we were to be treated as a PFIC for any tax year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund", which we refer to as a "QEF election". As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common units or Preference Units, as discussed below. In addition, if a U.S. Holder owns our common units or Preference Units during any tax year that we are a PFIC, such units owned by such holder will be treated as PFIC units even if we are not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file IRS Form 8621 with your U.S. federal income tax return to report your ownership of our common units or Preference Units.

        The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

  Taxation of U.S. Holders Making a Timely QEF Election

        If we were to be treated as a PFIC for any tax year, and a U.S. Holder makes a timely QEF election, such holder hereinafter an "Electing Holder", then, for U.S. federal income tax purposes, that holder must report as income for its tax year its pro rata share of our ordinary earnings and net capital gain, if any, for our tax years that end with or within the tax year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder's adjusted tax basis in the common units or Preference Units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder's adjusted tax basis in common units or Preference Units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units or Preference Units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any tax year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

  Taxation of U.S. Holders Making a "Mark-to-Market" Election

        If we were to be treated as a PFIC for any tax year and, as we anticipate, our units were treated as "marketable stock", then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common units or Preference Units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each tax year the excess, if any, of the fair market value of the U.S. Holder's common units or Preference Units at the end of the tax year over the holder's adjusted tax basis in the common units or Preference Units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common units or Preference Units over the fair market value thereof at the end of the tax year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its common units or Preference Units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units or Preference Units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units or Preference Units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. The mark-to-market election generally will not be available with respect to subsidiaries. Accordingly, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, the mark-to-market election generally will not be available with respect to such subsidiary.

  Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

        If we were to be treated as a PFIC for any tax year, a U.S. Holder that does not make either a QEF election or a "mark-to-market" election for that year, such holder hereinafter a "Non-Electing Holder", would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units or Preference Units in a tax year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding tax years, or, if shorter, the portion of the Non- Electing Holder's holding period for the common units or Preference Units before the tax year)

and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common units or Preference Units;

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

        These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units or Preference Units. If we were treated as a PFIC for any tax year and a Non-Electing Holder who is an individual dies while owning our common units or Preference Units, such holder's successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

        A beneficial owner of our common units or Preference Units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units or Preference Units, you are encouraged to consult your own tax advisor regarding the tax consequences to you of the partnership's ownership of our common units or Preference Units.

  Distributions

        Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder's U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

  Disposition of Units

        In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units or Preference Units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units or Preference Units if they are present in the United States for 183 days or more during the tax year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

        In general, payments to a U.S. Individual Holder of distributions or the proceeds of a disposition of common units or Preference Units will be subject to information reporting. These payments to a U.S. Individual Holder also may be subject to backup withholding if the U.S. Individual Holder:

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

        In addition, individual citizens or residents of the United States holding certain "foreign financial assets" (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders are encouraged to consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our units.

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

F. Dividends and Paying Agents

        Not applicable.

G. Statement by Experts

        Not applicable.

H. Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the "Exchange Act". In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding companies, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

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

        A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our annual consolidated financial statements included elsewhere in this annual report. Further information on our exposure to market risk is included in Note 13 to our annual consolidated financial statements included elsewhere in this annual report.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        There has been no material default in the payment of principal, interest, sinking or purchase fund installments or any other material default relating to the Partnership's debt. There have been no arrears in payment of dividends on, or material delinquency with respect to, any class of preference shares of the Partnership or any of its subsidiaries.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On January 17, 2018, we completed a public offering of our Series B Preference Units and on May 15, 2017, we completed a public offering of our Series A Preference Units. Our Preference Units rank senior to our common units and to each other class or series of limited partner interests or other equity securities established after the original issue of the Preference Units that is not expressly made senior to or on a parity with the Preference Units as to the payment of distributions and amounts payable upon a liquidation event. In connection with the issuance of the Series A Preference Units, we entered into a Second Amended and Restated Agreement of Limited Partnership which replaced the First Amended and Restated Agreement of Limited Partnership in its entirety. In connection with the issuance of the Series B Preference Units, we entered into a Third Amended and Restated Agreement of Limited Partnership which replaced the Second Amended and Restated Agreement of Limited Partnership in its entirety. Please see the Third Amended and Restated Agreement of Limited Partnership, incorporated by reference hereto, for additional information about our units.

        In October 2014, our board of directors approved an amendment to the Partnership's First Amended and Restated Agreement of Limited Partnership that (1) increased the number of directors from five to seven, (2) provided that, following the 2015 annual meeting, the board shall consist of four appointed directors (rather than three as provided under the prior partnership agreement) and three elected directors (rather than two as provided under the prior partnership agreement) and (3) established that Class III of the elected directors shall comprise one elected director, or two elected directors following the surrender by the general partner of its right to appoint one appointed director (rather than the Class III seat being empty until such surrender, as provided under the prior partnership agreement).

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

ITEM 15.    CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

        Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2017. Based on our evaluation, the CEO and the CFO have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective.

B. Management's Annual Report on Internal Control Over Financial Reporting

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

        Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control—Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

C. Attestation Report of the Registered Public Accounting Firm

        An attestation report of our registered public accounting firm is not required as we qualify as an EGC under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

D. Changes in Internal Control over Financial Reporting

        There were no material changes to the Partnership's internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Partnership's internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Robert B. Allardice III, whose biographical details are included in "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management", qualifies as an "audit committee financial expert". Our board of directors has affirmatively determined that Mr. Allardice meets the definition of "independent director" for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B.    CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership, a copy of which is posted on our website and may be viewed at http://www.gaslogmlp.com. We will also provide a paper copy of this document upon the written request at no cost. Unitholders may direct their requests to the attention of our General Counsel, GasLog Partners LP, Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2017.

        We have also adopted a Trading Policy that generally prohibits directors, officers, employees, controlling unitholders and their respective related parties ("Covered Persons") from trading in securities of the Partnership while in possession of material non-public information regarding the Partnership, or in securities of any other company while in possession of material non-public information regarding that company, which knowledge was obtained in the course of service to or employment with GasLog. The Trading Policy also imposes certain pre-clearance requirements and quarterly blackout periods. In addition, among other things, the Trading Policy generally prohibits Covered Persons from (i) trading in equity securities of the Partnership on a short-term basis, (ii) purchasing securities of the Partnership on margin, (iii) purchasing or selling derivatives related to securities of the Partnership (except for certain "permitted hedging derivatives", which the Trading Policy defines as any derivative transaction to (x) hedge a position in Partnership securities held by the relevant Covered Person for more than 12 months, (y) with respect to the number of Partnership securities less than or equal to the amount such Covered Person could sell at such time in compliance with Rule 144 under the Securities Act of 1933, as amended, and (z) otherwise in compliance with the terms of the Trading Policy) and (iv) selling Partnership securities short (other than short sales effected by an independent financial institution that is party to a permitted hedging derivative, in accordance with its own standard practices and procedures, for the purpose of hedging its own position as a party to, or facilitating the entry by a Covered Person into, such permitted hedging derivative).

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2015, December 31, 2016 and December 31, 2017.

        The table below sets forth the total amount billed and accrued for Deloitte LLP for services performed in 2016 and 2017, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2016	2017
	(Expressed in millions of U.S. Dollars)
Audit fees	$0.33	$0.59

Total fees	$0.33	$0.59

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

        Included in the audit fees for 2016 are fees of $0.07 million related to the Partnership's follow-on offering completed in August 2016. Included in the audit fees for 2017 are fees of $0.22 million related to the Partnership's public offerings completed in 2017.

Tax Fees

        No tax fees were billed by our principal accountant in 2016 and 2017.

Audit-related Fees

        No audit-related fees were billed by our principal accountant in 2016 and 2017.

All Other Fees

        No other fees were billed by our principal accountant in 2016 and 2017.

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

        None.

ITEM 16.F.    CHANGE IN PARTNERSHIP'S CERTIFYING ACCOUNTANT

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

ITEM 16.H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        Reference is made to pages F-1 through F-51 included herein by reference.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	Certificate of Limited Partnership of GasLog Partners LP(1)
1.2	Second Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(2)
1.3	Third Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(3)
2.1	Certificate of Formation of GasLog Partners GP LLC(1)
2.2	Limited Liability Company Agreement of GasLog Partners GP LLC(1)
4.1	Form of Contribution Agreement(1)
4.2	Form of Omnibus Agreement(1)
4.3	Form of Administrative Services Agreement(1)
4.4	Form of Commercial Management Agreement(1)
4.5	Form of Ship Management Agreement(8)
4.6	Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011(1)*
4.7	Form of $30.0 Million Revolving Credit Agreement by and between GasLog Partners LP and GasLog Ltd.(1)
4.8	Share Purchase Agreement dated August 14, 2014, among GasLog Carriers Ltd., GasLog Ltd. and GasLog Partners LP(4)
4.9	Form of Indemnification Agreement for the Partnership's directors and certain officers(8)
4.10
Facility Agreement for up to $450,000,0000 Loan Facility dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, Citibank, N.A., London Branch, Nordea Bank Finland Plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (Publ) and BNP Paribas, as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, Citibank, N.A., London Branch as bookrunner and security agent, and Citibank International Limited as agent and security trustee(12)*
4.11	Corporate Guarantee between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014(12)
4.12	GasLog Partners LP 2015 Long-Term Incentive Plan(5)

Exhibit No.	Description
4.13	Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners LP, GasLog Partners GP LLC and GasLog Partners Holdings LLC(6)
4.14	Share Purchase Agreement dated as of June 22, 2015 by and among GasLog Ltd., GasLog Carriers Ltd. and GasLog Partners LP(7)
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
4.17
Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent(9)*
4.18
Junior Facility Agreement dated February 18, 2016, relating to a $180,000,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia and ING Bank N.V., London Branch, as original lenders and DNB Bank ASA, London Branch as agent and security agent(9) *
4.19
Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016)(9)
4.20
Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Dansmarks Skibskredit A/S and The Korea Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent(10)*

Exhibit No.	Description
4.21	Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-oordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers Ltd., previously filed as an exhibit to GasLog Ltd.'s Annual Report on Form 20-F (file No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report(11)
8.1	List of Subsidiaries of GasLog Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP's Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP's Chief Financial Officer
13.1	GasLog Partners LP Certification of Andrew Orekar, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes- Oxley Act of 2002
13.2	GasLog Partners LP Certification of Alastair Maxwell, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.3	Consent of Deloitte LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

(1)
Previously filed as an exhibit to GasLog Partners LP's Registration Statement on Form F-1 (File No. 333-195109), declared effective by the SEC on May 6, 2014, and hereby incorporated by reference to such Registration Statement.

(2)
Previously filed as Exhibit 4.1 to GasLog Partners LP's Report on Form 6-K, filed with the SEC on May 15, 2017, hereby incorporated by reference to such Report.

(3)
Previously filed as Exhibit 3.2 to GasLog Partners LP's Report on Form 6-K, filed with the SEC on January 17, 2018, hereby incorporated by reference to such Report.

(4)
Previously filed as Exhibit 10.20 to GasLog Partners LP's Registration Statement on Form F-1 (File No. 333-198133), declared effective by the SEC on September 23, 2014, and hereby incorporated by reference to such Registration Statement.

(5)
Previously filed as Exhibit 4.6 to GasLog Partners LP's Registration Statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, and hereby incorporated by reference to such Registration Statement.

(6)
Previously filed as Exhibit 99.3 to GasLog Partners LP's Report on Form 6-K, filed with the SEC on April 30, 2015, hereby incorporated by reference to such Report.

(7)
Previously filed as Exhibit 10.1 to GasLog Partners LP's Report on Form 6-K filed with the SEC on June 22, 2015, hereby incorporated by reference to such Report.

(8)
Previously filed as an exhibit to GasLog Partners LP's Annual Report on Form 20-F, filed with the SEC on February 12, 2016, hereby incorporated by reference to such Report.

(9)
Previously filed as an exhibit to GasLog Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2015 (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Annual Report.

(10)
Previously filed as an exhibit to GasLog Ltd.'s Report on Form 6-K (File No. 001-35466), filed with the SEC on August 4, 2016, and hereby incorporated by reference to such Report.

(11)
Previously filed as an exhibit to GasLog Ltd.'s Annual Report on Form 20-F (file No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report.

(12)
Previously filed as an exhibit to GasLog Partners LP's Annual Report on Form 20-F, filed with the SEC on February 17, 2015, hereby incorporated by reference to such Report.

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

Dated: February 12, 2018

GASLOG PARTNERS LP
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GasLog Partners LP and subsidiaries (the "Partnership") as of December 31, 2016 and 2017, the related consolidated statements of profit or loss, comprehensive income or loss, changes in owners'/partners' equity and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

London, United Kingdom

February 12, 2018

We have served as the Partnership's auditor since 2014.

GasLog Partners LP
Consolidated statements of financial position
As of January 1, 2016, December 31, 2016 and December 31, 2017
(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	January 1, 2016	December 31, 2016	December 31, 2017
		(restated)(1)	(restated)(1)
Assets
Non-current assets
Other non-current assets		7,510	928	—
Derivative financial instruments	15	—	6,008	6,038
Vessels	3	1,658,298	2,014,783	1,953,057
Vessels under construction	3	74,315	—	—

Total non-current assets		1,740,123	2,021,719	1,959,095

Current assets
Trade and other receivables	4	6,096	4,201	3,629
Inventories		2,155	2,808	2,565
Due from related parties	11	—	—	475
Prepayments and other current assets		446	1,554	1,502
Derivative financial instruments	15	—	—	577
Short-term investments		1,500	6,000	—
Cash and cash equivalents		66,743	56,506	142,547

Total current assets		76,940	71,069	151,295

Total assets		1,817,063	2,092,788	2,110,390

Owners'/partners' equity and liabilities
Owners'/partners' equity
Owners' capital	5	164,464	155,669	—
Common unitholders (21,822,358 units issued and outstanding as of January 1, 2016, 24,572,358 units issued and outstanding as of December 31, 2016 and 41,002,121 units issued and outstanding as of December 31, 2017)	5	507,433	565,408	752,456
Subordinated unitholders (9,822,358 units issued and outstanding as of January 1, 2016 and December 31, 2016, nil units issued and outstanding as of December 31, 2017)	5	59,786	60,988	—
General partner (645,811 units issued and outstanding as of January 1, 2016, 701,933 units issued and outstanding as of December 31, 2016 and 836,779 units issued and outstanding as of December 31, 2017)	5	8,842	10,095	11,781
Incentive distribution rights	5	2,117	5,878	6,596
Preference unitholders (nil units issued and outstanding as of January 1, 2016 and December 31, 2016 and 5,750,000 units issued and outstanding as of December 31, 2017)	5	—	—	139,321

Total owners'/partners' equity		742,642	798,038	910,154

Current liabilities
Trade accounts payable		2,943	2,251	4,636
Due to related parties	11	45,529	5,610	230
Derivative financial instruments	15	3,324	1,836	269
Other payables and accruals	7	26,716	40,105	39,255
Borrowings—current portion	6	340,378	73,922	103,829

Total current liabilities		418,890	123,724	148,219

Non-current liabilities
Derivative financial instruments	15	1,581	—	—
Borrowings—non-current portion	6, 11	653,768	1,170,844	1,051,767
Other non-current liabilities		182	182	250

Total non-current liabilities		655,531	1,171,026	1,052,017

Total owners'/partners' equity and liabilities		1,817,063	2,092,788	2,110,390

(1)
Restated so as to reflect the historical financial statements of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. acquired on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, from GasLog Ltd. ("GasLog") (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of profit or loss
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	Note	2015	2016	2017
		(restated)(1)	(restated)(1)
Revenues		248,501	282,343	311,469
Vessel operating costs	9	(52,582)	(55,424)	(60,015)
Voyage expenses and commissions		(3,313)	(3,842)	(3,904)
Depreciation	3	(55,693)	(61,770)	(67,726)
General and administrative expenses	8	(11,798)	(12,627)	(14,508)

Profit from operations		125,115	148,680	165,316

Financial costs	10	(35,505)	(49,579)	(53,602)
Financial income	10	35	205	998
(Loss)/gain on interest rate swaps	15	(5,895)	(6,837)	121

Total other expenses, net		(41,365)	(56,211)	(52,483)

Profit for the year		83,750	92,469	112,833

Earnings per unit attributable to the Partnership, basic and diluted:	17
Common unit (basic)		2.38	2.18	2.09
Common unit (diluted)		2.38	2.17	2.09
Subordinated unit		1.85	2.14	0.52
General partner unit		2.28	2.31	2.18

(1)
Restated so as to reflect the historical financial statements of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. acquired on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of comprehensive income or loss
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars)

	Note	2015	2016	2017
		(restated)(1)	(restated)(1)
Profit for the year		83,750	92,469	112,833
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Recycled loss of cash flow hedges reclassified to profit or loss	15	593	2,527	—

Other comprehensive income for the year		593	2,527	—

Total comprehensive income for the year		84,343	94,996	112,833

(1)
Restated so as to reflect the historical financial statements of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. acquired on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of changes in owners'/partners' equity
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit data)

			Common unitholders		Subordinated unitholders			Preference unitholders
	General partner
							Incentive distribution rights			Total Partners' equity	Owners' capital (Note 5)
	Units	Amounts	Units	Amounts	Units	Amounts		Units	Amounts			Total
Balance as of January 1, 2015 (as restated(1))	492,750	6,085	14,322,358	324,967	9,822,358	77,088	—	—	—	408,140	269,342	677,482
Capital contributions	—	—	—	—	—	—	—	—	—	—	39,786	39,786
Dividend declared	—	—	—	—	—	—	—	—	—	—	(10,800)	(10,800)
Profit attributable to GasLog's operations (Note 17)	—	—	—	—	—	—	—	—	—	—	18,710	18,710
Other comprehensive income attributable to GasLog's operations	—	—	—	—	—	—	—	—	—	—	593	593
Total comprehensive income attributable to GasLog's operations	—	—	—	—	—	—	—	—	—	—	19,303	19,303
Net proceeds from public offering of common units and issuance of general partner units (Note 5)	153,061	3,658	7,500,000	171,831	—		—	—	—	175,489	—	175,489
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	—	(172,627)	(172,627)
Difference between net book values of acquired subsidiaries and consideration paid	—	(1,182)	—	(297)	—	(17,981)	—	—	—	(19,460)	19,460	—
Distributions declared (Note 5)	—	(1,024)	—	(32,359)	—	(17,499)	(311)	—	—	(51,193)	—	(51,193)
Share-based compensation, net of accrued dividend	—	3	—	94	—	42	23	—	—	162	—	162
Partnership's profit (Note 17)	—	1,302	—	43,197	—	18,136	2,405	—	—	65,040	—	65,040

Partnership's total comprehensive income	—	1,302	—	43,197	—	18,136	2,405	—	—	65,040	—	65,040

Balance at December 31, 2015 (as restated(1))	645,811	8,842	21,822,358	507,433	9,822,358	59,786	2,117	—	—	578,178	164,464	742,642

Capital contributions	—	—	—	—	—	—	—	—	—	—	40,385	40,385
Profit attributable to GasLog's operations (Note 17)	—	—	—	—	—	—	—	—	—	—	15,199	15,199
Other comprehensive income attributable to GasLog's operations	—	—	—	—	—	—	—	—	—	—	2,527	2,527
Total comprehensive income attributable to GasLog's operations	—	—	—	—	—	—	—	—	—	—	17,726	17,726
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	—	(68,142)	(68,142)
Difference between net book values of acquired subsidiaries and consideration paid	—	(81)	—	(19)	—	(1,136)	—	—	—	(1,236)	1,236	—
Net proceeds from public offerings of common units and issuances of general partner units (Note 5)	56,122	1,094	2,750,000	52,299	—	—	—	—	—	53,393	—	53,393
Distributions declared (Note 5)	—	(1,312)	—	(44,353)	—	(18,780)	(1,132)	—	—	(65,577)	—	(65,577)
Share-based compensation, net of accrued dividend	—	7	—	162	—	69	103	—	—	341	—	341
Partnership's profit (Note 17)	—	1,545	—	49,886	—	21,049	4,790	—	—	77,270	—	77,270

Partnership's total comprehensive income	—	1,545	—	49,886	—	21,049	4,790	—	—	77,270	—	77,270

Balance at December 31, 2016 (as restated(1))	701,933	10,095	24,572,358	565,408	9,822,358	60,988	5,878	—	—	642,369	155,669	798,038

Profit and total comprehensive income attributable to GasLog's operations (Note 17)	—	—	—	—	—	—	—	—	—	—	18,716	18,716
Net proceeds from public offerings of common units and issuances of general partner units (Note 5)	134,846	2,902	6,607,405	139,421	—	—	—	—	—	142,323	—	142,323
Net proceeds from public offering of preference units (Note 5)	—	—	—	—	—	—	—	5,750,000	138,804	138,804	—	138,804
Cash distribution to GasLog in exchange for net assets contributions to the Partnership	—	—	—	—	—	—	—	—	—	—	(192,168)	(192,168)
Difference between net book values of acquired subsidiaries and consideration paid	—	(1,295)	—	(6,167)	—	(10,321)	—	—	—	(17,783)	17,783	—
Distributions declared (Note 5)	—	(1,661)	—	(69,051)	—	(9,724)	(2,612)	—	(7,232)	(90,280)	—	(90,280)
Share-based compensation, net of accrued dividend	—	12	—	451	—	19	122	—	—	604	—	604
Conversion of subordinated units to common units (Note 5)	—	—	9,822,358	46,047	(9,822,358)	(46,047)	—	—	—	—	—	—
Partnership's profit (Note 17)	—	1,728	—	76,347	—	5,085	3,208	—	7,749	94,117	—	94,117

Partnership's total comprehensive income	—	1,728	—	76,347	—	5,085	3,208	—	7,749	94,117	—	94,117

Balance at December 31, 2017	836,779	11,781	41,002,121	752,456	—	—	6,596	5,750,000	139,321	910,154	—	910,154

(1)
Restated so as to reflect the historical financial statements of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. acquired on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of cash flows
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars)

	Note	2015	2016	2017
		(restated)(1)	(restated)(1)
Cash flows from operating activities:
Profit for the year		83,750	92,469	112,833
Adjustments for:
Depreciation		55,693	61,770	67,726
Financial costs		35,505	49,579	53,602
Financial income		(35)	(205)	(998)
Unrealized loss/(gain) on interest rate swaps held for trading		285	1,570	(2,174)
Recycled loss of cash flow hedges reclassified to profit or loss		593	2,527	—
Share-based compensation		205	480	850

		175,996	208,190	231,839
Movements in operating assets and liabilities:
(Increase)/decrease in trade and other receivables		(3,303)	1,896	579
Decrease/(increase) in inventories		157	(653)	243
Change in related parties, net		(6,251)	5,604	(5,855)
Decrease/(increase) in prepayments and other current assets		1,778	(1,108)	52
(Increase)/decrease in other non-current assets		(545)	2,093	928
Increase/(decrease) in other non-current liabilities		86	(139)	—
(Decrease)/increase in trade accounts payable		(713)	(723)	1,192
(Decrease)/increase in other payables and accruals		(84)	6,686	(2,019)

Cash provided by operations		167,121	221,846	226,959

Interest paid		(30,146)	(30,797)	(46,832)

Net cash provided by operating activities		136,975	191,049	180,127

Cash flows from investing activities:
Payments for vessels' additions		(8,025)	(337,647)	(4,765)
Financial income received		46	201	991
Purchase of short-term investments		(7,003)	(4,500)	—
Maturity of short-term investments		28,704	—	6,000

Net cash provided by/(used in) investing activities		13,722	(341,946)	2,226

Cash flows from financing activities:
Borrowings drawdowns		—	886,837	60,000
Borrowings repayments		(73,460)	(625,160)	(153,756)
Payment of loan issuance costs		(922)	(19,223)	(1,594)
Payments for interest rate swaps termination		—	(10,647)	—
Cash distribution to GasLog in exchange for contribution of net assets		(172,627)	(68,142)	(192,168)
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)		176,533	53,826	144,297
Proceeds from public offering of preference units (net of underwriting discounts and commissions)		—	—	139,222
Payment of offering costs		(1,104)	(454)	(2,033)
Distributions paid		(51,193)	(65,577)	(90,280)
Dividend due to GasLog before vessels' dropdown		(8,810)	(10,800)	—
Decrease in amounts due to shareholders		(4,684)	—	—

Net cash (used in)/provided by financing activities		(136,267)	140,660	(96,312)

Increase/(decrease) in cash and cash equivalents		14,430	(10,237)	86,041

Cash and cash equivalents, beginning of the year		52,313	66,743	56,506

Cash and cash equivalents, end of the year		66,743	56,506	142,547

Non-Cash Investing and Financing Activities:
Payment for vessels through capital contributions before dropdown		39,786	37,299	—
Capital expenditures included in liabilities at the end of the year	16	1,365	628	1,863
Payment for vessels through related parties		2,313	—	—
Financing costs included in liabilities at the end of the year		61	—	—
Financing costs paid through capital contributions		—	1,379	—
Financing costs paid through related parties		4,428	—	—
Offering costs included in liabilities at the end of the year	16	—	5	364
Offering costs paid through related parties		26	—	—
Dividend declared but not paid		10,800	—	—

(1)
Restated so as to reflect the historical financial statements of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. acquired on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Notes to the consolidated financial statements
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

1. Organization and Operations

        GasLog Partners LP ("GasLog Partners" or the "Partnership") was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, being a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas ("LNG") carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the "IPO").

        In connection with the IPO on May 12, 2014, the Partnership acquired from GasLog 100% of the ownership interests in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that own the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney (the "Initial Fleet").

        On September 29, 2014, GasLog Partners acquired 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own two 145,000 cubic meters ("cbm") LNG carriers, the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328,000.

        On July 1, 2015, GasLog Partners acquired 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own three 145,000 cbm LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483,000.

        On November 1, 2016, GasLog Partners acquired 100% of the ownership interests in GAS-seven Ltd., the entity that owns a 155,000 cbm LNG carrier, the GasLog Seattle, for an aggregate purchase price of $189,000.

        On May 3, 2017, GasLog Partners acquired 100% of the ownership interests in GAS-eleven Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Greece, for an aggregate purchase price of $219,000. On July 3, 2017, GasLog Partners acquired 100% of the ownership interests in GAS-thirteen Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Geneva, for an aggregate purchase price of $211,000. On October 20, 2017, GasLog Partners acquired 100% of the ownership interests in GAS-eight Ltd., the entity that owns a 155,000 cbm LNG carrier, the Solaris, for an aggregate purchase price of $185,900.

        The above acquisitions were accounted for as reorganizations of companies under common control. The Partnership's historical results were retroactively restated to reflect the historical results of the acquired entities from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

        As of December 31, 2017, GasLog holds a 25.9% interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership's affairs and policies.

        The Partnership's principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under multi-year charters. GasLog LNG Services Ltd. ("GasLog LNG Services" or the "Manager"), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

1. Organization and Operations (Continued)

        As of December 31, 2017, the companies listed below were 100% held by the Partnership:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	Solaris	155,000	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Significant Accounting Policies

Statement of compliance

        The consolidated financial statements of the Partnership have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB").

Basis of preparation

        The consolidated financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

        The principal accounting policies are set out below.

        The consolidated financial statements are expressed in U.S. dollars ("USD"), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership's most significant assets and liabilities are paid for and settled in USD.

        In considering going concern, management has reviewed the Partnership's future cash requirements, covenant compliance and earnings projections. Management anticipates that the Partnership's primary sources of funds will be available cash, cash from operations, borrowings under new loan agreements and equity financings. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that the Partnership will be able to obtain future debt and equity financing on terms acceptable to the Partnership.

        On February 8, 2018, the Partnership's board of directors authorized the consolidated financial statements for issuance and filing.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

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

Accounting for (i) revenues and related operating expenses and (ii) voyage expenses and commissions

        Revenues comprise revenues from time charters for the charter hire of the Partnership's vessels earned during the period in accordance with existing contracts.

        A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel's delivery to the charterer, except for any off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes cash received prior to the reporting date relating to services to be rendered after the reporting date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

        Time charter hires are received monthly in advance and are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

        Under a time charter arrangement the vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses, as well as broker's commissions, are paid by the vessel owner, whereas the majority of voyage expenses such as bunkers, port expenses, agents' fees and extra war risk insurance are paid by the charterer.

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

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

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

        The cost of a LNG vessel is split into two components, a "vessel component" and a "dry-docking component". Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management's estimation of the amount that the Partnership would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life.

        The LNG vessels are required to undergo a dry-docking overhaul every five years that cannot be performed while the vessels are operating to restore their service potential and to meet their classification requirements. The dry-docking component is estimated at the time of a vessel's delivery from the shipyard or acquisition from the previous owner and is measured based on the estimated cost of the first dry-docking, subsequent to its acquisition, based on the Partnership's historical experience with similar types of vessels. For subsequent dry-dockings, actual costs are capitalized when incurred. The dry-docking component is depreciated over the period of five years in the case of new vessels, and until the next dry-docking for secondhand vessels (which is performed within five years from the vessel's last dry-docking).

        Costs that will be capitalized as part of the future dry-dockings will include a variety of costs incurred directly attributable to the dry-dock, and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the dry-dock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Dry-docking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the dry-docking period. Expenses related to regular maintenance and repairs of the vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as the dry-docking.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

        The expected useful lives are as follows:

Vessel
LNG vessel component	35 years
Dry-docking component	5 years

        Management estimates the useful life of its vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

        The useful lives and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from Partnership's vessels. The residual value is also reviewed at each financial period end. If expectations differ from previous estimates, the changes are accounted for prospectively in profit or loss in the period of the change and future periods.

        Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

        When vessels are sold, they are derecognized and any gain or loss resulting from their disposals is included in profit or loss.

Impairment of vessels

        All vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of a vessel exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of profit or loss. The recoverable amount is the higher of a vessel's fair value less cost of disposal and "value in use". The fair value less cost of disposal is the amount obtainable from the sale of a vessel in an arm's length transaction less the costs of disposal, while "value in use" is the present value of estimated future cash flows expected to arise from the continuing use of a vessel and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual vessels. Each vessel is considered to be a single cash-generating unit. The fair value less cost of disposal of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

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

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

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

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

  •
  Derivative financial instruments

  Derivative financial instruments, such as interest rate swaps, are used to economically hedge the Partnership's exposure to interest rate risks. Derivative financial instruments are initially recognized at fair value and are subsequently remeasured to their fair value at each reporting date. The resulting changes in fair value are recognized in profit or loss immediately, unless the derivative is designated and effective as a hedging instrument, in which case the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Derivatives are presented as assets when their valuation is favorable to the Partnership and as liabilities when unfavorable to the Partnership.

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

Segment information

        Each vessel-owning company owns one LNG carrier which is operated under a long-term time charter with similar operating and economic characteristics. Consequently, the information provided to the Chief Executive Officer (the Partnership's chief operating decision maker) to review the Partnership's operating results and allocate resources is on a consolidated basis for a single reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

Share-based compensation

        Share-based compensation to executives and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 18.

        The fair value determined at the grant date of the equity-settled share-based compensation is expensed on a straight-line basis over the vesting period, based on the Partnership's estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Partnership revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based compensation reserve.

Critical accounting judgments and key sources of estimation uncertainty

        The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. The Partnership's management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods which management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future. Critical accounting judgments are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions.

Critical accounting judgments:

        In the process of applying the Partnership's accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the consolidated financial statements.

        Classification of the Partnership interests:    The interests in the Partnership comprise common units, preference units, a general partner interest and incentive distribution rights. Under the terms of the Partnership Agreement, the Partnership is required to distribute 100% of available cash (as defined in the Partnership Agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

        In reaching a judgment as to whether the interests in the Partnership should be classified as liabilities or equity interests, the Partnership has considered the wide discretion of the board of

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

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

        Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage ("LWT") and an estimated scrap rate per LWT. Effective December 31, 2017, following management's annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate is expected to increase the future annual depreciation by $460. The estimated residual value of the vessels may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. The Partnership might revise the estimate of the residual values of the vessels in the future in response to changing market conditions.

        If regulations place significant limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life will be adjusted to end at the date such regulations become effective.

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

        Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, the Partnership obtains vessel valuations from independent and internationally recognized ship brokers on a semi-annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

        The Partnership's estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind. The Partnership's estimates are based on approximate charter free market values for the vessels that have been received from shipbrokers which are also commonly used and accepted by the Partnership's lenders for determining compliance with the relevant covenants in the Partnership's credit facilities. Vessel values can be highly volatile, so the estimates may not be indicative of the future market value of the Partnership's vessels or prices that could be achieved if it were to sell them.

        As of December 31, 2017, the carrying amounts of the steam propulsion ("Steam") vessels the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally were higher than the charter free market values estimated by shipbrokers and the Partnership concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Partnership performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. The Partnership's strategy is to charter its vessels on multi-year contracts, providing the Partnership with contracted stable cash flows. The assumptions which the Partnership has used in its discounted projected net operating cash flow analysis included, among others, operating revenues, utilization, dry-docking costs, operating expenses (including management fees), residual values and the discount factor.

        Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire and assume a utilization rate of 99.5% based on the fleet's historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2017, (iii) historical average time charter rates, based on publications by independent third party maritime research services ("maritime research publications"), and (iv) estimated future time charter rates, also based on maritime research publications that provide such forecasts. More specifically, for the non-contracted period starting upon the expiration of the firm charter period of each vessel and up to December 31, 2022, the Partnership used the most recent charter market rate for a 5-year time charter agreement based on available data from maritime research publications, which is $52 per day for the Steam vessels.

        For the remaining period from January 1, 2023 through the end of each vessel's useful life, the estimated average time charter rate was based on analysis of future supply and demand for LNG, analysis of future LNG shipping supply and demand balances, internally estimated and market-derived costs of building and financing newbuild LNG vessels, the technical characteristics of each vessel and 5-year historical average 5-year time charter rates based on maritime research publications.

        Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Partnership's control, management believes the use of revenue estimates discussed above to be reasonable as of the reporting date. The Partnership does not take into account any growth rate assumptions or inflation factors for determining forecasted time charter rates beyond the contracted charter rate period through the end of a vessel's useful life. In assessing the factors mentioned above

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

for the purposes of determining estimated revenues, the Partnership has placed particular reliance on available third party maritime research publications and analysis of LNG shipping supply and demand data.

        In addition, the Partnership used an annual operating expenses escalation factor equal to 1% based on its historical data and performance, as well as its expectations of future inflation and operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for the Partnership's depreciation policy.

        In the Partnership's impairment assessment, the weighted average cost of capital ("WACC") used to discount future estimated cash flows to their present values was approximately 8% as of December 31, 2017. This was based on the calculated cost of equity and cost of debt components. All estimates used and assumptions made were in accordance with the Partnership's internal budgets and historical experience of the shipping industry.

        The value in use for the five vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

Adoption of new and revised IFRS

(a)
Standards and interpretations adopted in the current period

        The following standards and amendments relevant to the Partnership were effective in the current period:

        In February 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are part of the IASB's Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments, which were effective for annual periods beginning on or after January 1, 2017, had a disclosure impact on the Partnership's financial statements; refer to Note 16.

(b)
Standards and amendments in issue not yet adopted

        At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

        In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

periods beginning on or after January 1, 2018 but early adoption is permitted. In addition, the standard was further amended in April 2016 to clarify the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation), as well as to give new and amended illustrative examples and practical expedients. The Partnership will adopt the standard as of January 1, 2018 and is expecting that the adoption will not have a material effect on its financial statements, other than additional disclosure requirements in the notes to the financial statements, since the Partnership has chartered its vessels under time charter and bareboat charter agreements, and in this respect revenue is accounted under the leases standard.

        In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management anticipates that the implementation of this standard will not have a material impact on the Partnership's financial statements.

        In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer ("lessee") and the supplier ("lessor"). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management anticipates that the implementation of this standard will not have a material impact on the Partnership's financial statements, since the changes for lessors are fairly minor.

        The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material on the Partnership's financial statements.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

3. Vessels

        The movement in vessels is reported in the following table:

	Vessels	Vessels under construction
Cost
As of January 1, 2016	1,767,392	74,315
Additions	5,084	338,856
Transfer from vessels under construction	413,171	(413,171)
Fully amortized dry-docking component	(2,520)	—

As of December 31, 2016	2,183,127	—

Additions	6,000	—
Fully amortized dry-docking component	(2,500)	—

As of December 31, 2017	2,186,627	—

Accumulated depreciation
As of January 1, 2016	109,094	—
Depreciation expense	61,770	—
Fully amortized dry-docking component	(2,520)	—

As of December 31, 2016	168,344	—

Depreciation expense	67,726	—
Fully amortized dry-docking component	(2,500)	—

As of December 31, 2017	233,570	—

Net book value
As of December 31, 2016	2,014,783	—

As of December 31, 2017	1,953,057	—

        All the vessels have been pledged as collateral under the terms of the Partnership's bank loan agreements (Note 6).

        On November 1, 2016, the Partnership acquired from GasLog 100% of the ownership interests in GAS-seven Ltd., the entity which owns the GasLog Seattle, for an aggregate purchase price of $189,000. As consideration for this acquisition, the Partnership paid GasLog $68,142 representing the difference between the $189,000 aggregate purchase price and the $122,292 of outstanding indebtedness of the acquired entity assumed by the Partnership plus an adjustment of $1,434 in order to maintain the agreed working capital position in the acquired entity of $1,000 at the time of acquisition.

        On May 3, 2017, the Partnership acquired from GasLog 100% of the ownership interests in GAS-eleven Ltd., the entity which owns the GasLog Greece, for an aggregate purchase price of $219,000. As consideration for this acquisition, the Partnership paid GasLog $66,643 representing the difference between the $219,000 aggregate purchase price and the $151,423 of outstanding indebtedness of the acquired entity assumed by the Partnership less an adjustment of $934 in order to maintain the agreed working capital position in the acquired entity of $1,000 at the time of acquisition.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

3. Vessels (Continued)

        On July 3, 2017, the Partnership acquired from GasLog 100% of the ownership interests in GAS-thirteen Ltd., the entity which owns the GasLog Geneva, for an aggregate purchase price of $211,000. As consideration for this acquisition, the Partnership paid GasLog $54,911 representing the difference between the $211,000 aggregate purchase price and the $155,005 of outstanding indebtedness of the acquired entity assumed by the Partnership less an adjustment of $1,084 in order to maintain the agreed working capital position in the acquired entity of $1,000 at the time of acquisition.

        On October 20, 2017, the Partnership acquired from GasLog 100% of the ownership interests in GAS-eight Ltd., the entity which owns the Solaris, for an aggregate purchase price of $185,900. As consideration for this acquisition, the Partnership paid GasLog $70,614 representing the difference between the $185,900 aggregate purchase price and the $116,518 of outstanding indebtedness of the acquired entity assumed by the Partnership plus an adjustment of $1,232 in order to maintain the agreed working capital position in the acquired entity of $1,000 at the time of acquisition.

4. Trade and Other Receivables

        Trade and other receivables consisted of the following:

	As of December 31,
	2016	2017
Due from charterers	1,003	1,074
VAT receivable	38	38
Accrued income	1,109	935
Insurance claims	135	38
Other receivables	1,916	1,544

Total	4,201	3,629

        As of December 31, 2016 and 2017, no receivable balances were past due or impaired and therefore no allowance was necessary.

5. Owners' Capital/Partners' Equity

        As of January 1, 2015 the capital of each of the subsidiaries consisted of 12,000 authorized common shares with a par value of $1 per share, all of which have been issued and are outstanding, resulting in a total share capital of $84. Each share was entitled to one vote.

        Capital contributions represent capital contributed by the owner of each subsidiary in excess of par value to fund working capital and shipyard installments and capital contributed through contributed services.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

5. Owners' Capital/Partners' Equity (Continued)

        The reconciliation of owners' capital is as follows:

	Share capital	Contributed surplus	Cash flow hedging reserve	Retained earnings	Total Owners' capital
Balance as of January 1, 2015	84	257,806	(3,120)	14,572	269,342

Capital contributions	—	39,786	—	—	39,786
Dividend declared	—	—	—	(10,800)	(10,800)
Profit attributable to GasLog's operations	—	—	—	18,710	18,710
Other comprehensive income attributable to GasLog's operations	—	—	593	—	593

Total comprehensive income attributable to GasLog's operations	—	—	593	18,710	19,303
Net contribution to the Partnership	(36)	(139,500)	—	(13,631)	(153,167)

Balance as of December 31, 2015	48	158,092	(2,527)	8,851	164,464

Capital contributions	—	40,385	—	—	40,385
Profit attributable to GasLog's operations	—	—	—	15,199	15,199
Other comprehensive income attributable to GasLog's operations	—	—	2,527	—	2,527

Total comprehensive income attributable to GasLog's operations	—	—	2,527	15,199	17,726
Net contribution to the Partnership	(12)	(60,660)	—	(6,234)	(66,906)

Balance as of December 31, 2016	36	137,817	—	17,816	155,669

Profit attributable to GasLog's operations	—	—	—	18,716	18,716

Total comprehensive income attributable to GasLog's operations	—	—	—	18,716	18,716
Net contribution to the Partnership	(36)	(137,817)	—	(36,532)	(174,385)

Balance as of December 31, 2017	—	—	—	—	—

        On June 26, 2015, GasLog Partners completed an equity offering of 7,500,000 common units at a public offering price of $23.90 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were $171,831. In connection with the offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $3,658.

        On August 5, 2016, GasLog Partners completed an equity offering of 2,750,000 common units at a public offering price of $19.50 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were $52,299. In connection with the offering, the Partnership issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,094.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

5. Owners' Capital/Partners' Equity (Continued)

        On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at a public offering price of $20.50 per unit. In addition, the option to purchase additional units was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. The aggregate net proceeds from this offering, including the partial exercise by the underwriter of the option to purchase additional units, after deducting underwriting discounts and other offering expenses, were $78,197. In connection with the offering, the Partnership also issued 78,980 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,619.

        On May 15, 2017, GasLog Partners completed a public offering of 5,750,000 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Series A Preference Units"), including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Units, liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $138,804. The Series A Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR A".

        On May 16, 2017, GasLog Partners commenced an "at-the-market" common equity offering programme ("ATM Programme") under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100,000 in accordance with the terms of an equity distribution agreement, entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. On November 3, 2017, the Partnership entered into the Amended and Restated Equity Distribution Agreement to increase the size of the ATM Programme to $144,040 and include UBS Securities LLC as a sales agent.

        From establishment of the ATM Programme through December 31, 2017, GasLog Partners had issued and received payment for 2,737,405 common units at a weighted average price of $22.97 per common unit for total net proceeds, after deducting fees and other expenses, of $61,224. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 55,866 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,283.

        Additionally, on May 16, 2017, the subordination period expired and consequently all 9,822,358 subordinated units held by GasLog converted into common units on a one-for-one basis and now participate pro rata with all other outstanding common units in distributions of available cash.

        As of December 31, 2017, the Partnership's capital consisted of 41,002,121 outstanding common units and 836,779 outstanding general partner units.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

5. Owners' Capital/Partners' Equity (Continued)

Cash distributions

        The Partnership's cash distributions for the years ended December 31, 2015, 2016 and 2017 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
January 28, 2015	Common	$0.4345	February 12, 2015	$10,717
April 29, 2015	Common	$0.4345	May 14, 2015	$10,717
July 29, 2015	Common	$0.4345	August 13, 2015	$14,047
October 28, 2015	Common	$0.478	November 12, 2015	$15,712

Total				$51,193

January 27, 2016	Common	$0.478	February 12, 2016	$15,710
April 27, 2016	Common	$0.478	May 13, 2016	$15,712
July 27, 2016	Common	$0.478	August 12, 2016	$17,077
October 26, 2016	Common	$0.478	November 11, 2016	$17,078

Total				$65,577

January 26, 2017	Common	$0.49	February 10, 2017	$19,549
April 26, 2017	Common	$0.50	May 12, 2017	$20,121
July 26, 2017	Common	$0.51	August 11, 2017	$21,001
July 26, 2017	Preference	$0.71875	September 15, 2017	$4,132
October 25, 2017	Common	$0.5175	November 10, 2017	$22,377
November 16, 2017	Preference	$0.5390625	December 15, 2017	$3,100

Total				$90,280

Voting Rights

        The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a "unit majority" require the approval of a majority of the outstanding common units voting as a single class.

        In voting their common units the general partner and its affiliates will have no fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interests of the Partnership or the limited partners.

        Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve the Partnership's ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more than 4.9% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes under the Partnership Agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

5. Owners' Capital/Partners' Equity (Continued)

of all classes of units entitled to vote. The general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This loss of voting rights does not apply to the preference units.

        The Partnership holds a meeting of the limited partners every year to elect one or more members of the board of directors and to vote on any other matters that are properly brought before the meeting. The general partner retains the right to appoint four of the directors.

        Preference unitholders generally have no voting rights. However, the consent of preference unitholders is required in connection with any amendment to the Partnership Agreement that would have a material adverse effect on the existing terms of the preference units, the issuance of securities that rank pari passu to the preference units if distributions are in arrears, or the issuance of securities that rank senior to the preference units. In addition, preference unitholders become entitled to elect one director to the Partnership's board of directors if and whenever distributions payable are in arrears for six or more quarterly periods. In such a case, the general partner will also be entitled to appoint one additional director to the board of directors.

General Partner Interest

        The Partnership Agreement provides that the general partner initially will be entitled to 2.0% of all distributions that the Partnership makes prior to its liquidation. The general partner has the right, but not the obligation, to contribute a proportionate amount of capital to the Partnership to maintain its 2.0% general partner interest if the Partnership issues additional units. The general partner's 2.0% interest, and the percentage of the Partnership's cash distributions to which it is entitled, will be proportionately reduced if the Partnership issues additional units in the future and the general partner does not contribute a proportionate amount of capital to the Partnership in order to maintain its 2.0% general partner interest. The general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to the Partnership of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

        Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the payment of preference unit distributions and after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the IPO. The incentive distribution rights may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of the Partnership's common units (excluding common units held by the general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2019. Any transfer by GasLog of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such right.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

5. Owners' Capital/Partners' Equity (Continued)

        The following table illustrates the percentage allocation of the additional available cash from operating surplus after the payment of preference unit distributions in respect to such rights:

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

Subordinated Units

        Since the IPO and until May 16, 2017, GasLog held all of the Partnership's subordinated units. The principal difference between the common units and subordinated units was that in any quarter during the subordination period the subordinated units were entitled to receive the minimum quarterly distribution of $0.375 per unit only after the common units had received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units did not accrue arrearages. In accordance with the terms of the Partnership Agreement, the subordination period generally would end if the Partnership had earned and paid at least $0.375 on each outstanding common and subordinated unit and the corresponding distribution on the general partner's 2.0% interest for any three consecutive four-quarter periods ending on or after March 31, 2017.

        On May 16, 2017, the subordination period expired and consequently all 9,822,358 subordinated units held by GasLog converted into common units on a one-for-one basis and now participate pro rata with all other outstanding common units in distributions of available cash.

Series A Preference Units

        From and including the original issue date to, but excluding, June 15, 2027, distributions on the Series A Preference Units will accrue at 8.625% per annum per $25.00 of liquidation preference per unit. From and including June 15, 2027, the distribution rate will be a floating rate equal to the three-month London Interbank Offered Rate ("LIBOR") plus a spread of 6.31% per annum per $25.00 of liquidation preference per unit of Series A Preference Units.

        The Series A Preference Units issued are not convertible into common units and have been accounted for as equity instruments based on certain characteristics such as the absolute discretion held by our board of directors over distributions, which can be deferred and accumulated, as well as the redemption rights held only by the Partnership. The Series A Preference Units have preference upon liquidation and the holders would receive $25.00 per unit plus any accumulated and unpaid distributions.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings

        Borrowings as of December 31, 2016 and 2017 consisted of the following:

	As of December 31,
	2016	2017
Amounts due within one year	78,631	108,380
Less: unamortized deferred loan issuance costs	(4,709)	(4,551)

Borrowings—current portion	73,922	103,829

Amounts due after one year	1,188,398	1,064,893
Less: unamortized deferred loan issuance costs	(17,554)	(13,126)

Borrowings—non-current portion	1,170,844	1,051,767

Total	1,244,766	1,155,596

Terminated Facilities:

(a)
Citibank N.A. London Branch facility:

        Following the acquisition of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the Partnership assumed $325,500 of outstanding indebtedness of the acquired entities. The loan agreement was signed by GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., on May 12, 2014 with Citibank N.A. London Branch, acting as security agent and trustee for and on behalf of the other finance parties. The loan has a two-year maturity bearing interest at LIBOR plus a margin and $108,500 was drawn on each of June 3, 2014, on June 10, 2014 and on June 24, 2014 to partially finance the deliveries of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively. Using the proceeds of the equity offering completed in June 2015, GasLog Partners prepaid $10,000 of the GAS-nineteen Ltd. tranche on September 4, 2015, $5,000 of the GAS-twenty Ltd. tranche on December 10, 2015 and $5,000 of the GAS-twenty one Ltd. tranche on December 29, 2015. On April 5, 2016, the outstanding amount of $305,500 under the facility was fully repaid.

(b)
Credit Suisse AG facility:

        On January 18, 2012, GAS-seven Ltd. entered into a loan agreement of up to $144,000 with Credit Suisse AG, for the purpose of financing one of the newbuilding vessels. The loan agreement provided for a single tranche that was drawn on December 4, 2013 for the financing of the GasLog Seattle. On July 25, 2016, the outstanding amount of $124,000 under the facility was fully repaid.

(c)
DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ)

        On December 23, 2011, GAS-eight Ltd. entered into a loan agreement for a senior secured credit facility of up to $143,000 with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ), for the purpose of financing one of the newbuilding vessels. The loan agreement provided for a single tranche that was

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

drawn on June 24, 2014 for the financing of the Solaris. On July 25, 2016, the outstanding amount of $127,080 under the facility was fully repaid.

Existing Facilities:

(a)
Citibank N.A., London Branch, Nordea Bank Finland PLC London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas:

        On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd, GasLog Partners LP and GasLog Partners Holdings LLC entered in a loan agreement with Citibank N.A., London Branch, acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the "Partnership Facility") for the purpose of refinancing in full the existing debt facilities. The agreement provides for a single tranche that was drawn on November 18, 2014. The credit facility bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2017 is $382,500 and is repayable in eight quarterly installments of $5,625 and a final balloon payment of $337,500 together with the last quarterly installment in 2019.

        On May 8, 2015, the GasLog Partners entered into a supplemental deed relating to the aforementioned loan facility, via which the Partnership's lenders unanimously approved changes to the facility agreement to reflect the amendments to the three time charters agreed with BG Group on April 21, 2015. As the aforementioned deed did not result in substantially different terms to the original loan agreement, the amendments were considered a modification of the existing terms. Consequently, the additional fees of $515 incurred during the year ended December 31, 2015 have been accounted for as deferred financing fees and will be amortized over the remaining term of the loan facility using the effective interest method.

(b)
Five Vessel Refinancing

        On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements (the "Five Vessel Refinancing") to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The Five Vessel Refinancing is comprised of a five-year senior tranche facility of up to $396,500 and a two-year bullet junior tranche of up to $180,000. The vessels covered by the Five Vessel Refinancing are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne. ABN AMRO Bank N.V. and DNB (UK) Ltd. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited.

        On April 5, 2016, $216,865 and $89,875 under the senior and junior tranche, respectively, of the Five Vessel Refinancing were drawn by the Partnership to refinance $305,500 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. The balance outstanding for the entities owned by the Partnership as of December 31, 2017 is $189,757 under the senior tranche that is repayable in 14 quarterly installments of $4,518 and a final balloon payment of $126,505 together with the last quarterly installment in April 2021, and $29,750 under the junior tranche that had an original maturity in April 2018 but was prepaid in full by the Partnership in January 2018 (refer to Note 20).

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

(c)
Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, Skandinaviska Enskilda Banken AB (publ), HSBC Bank Plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V.:

        On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1,050,000 (the "Legacy Facility Refinancing") with a number of international banks, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea. Citigroup Global Market Limited, Credit Suisse AG and Nordea Bank AB were mandated lead arrangers to the transaction. The other banks in the syndicate are: Skandinaviska Enskilda Banken AB (publ), HSBC Bank Plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. Nordea Bank AB, London Branch is the agent and security agent for the transaction. The Legacy Facility Refinancing is comprised of a five-year term loan facility of up to $950,000 and a revolving credit facility of up to $100,000.

        Following the acquisitions of GAS-seven Ltd. and GAS-eight Ltd., the Partnership assumed $122,292 and $124,141 of indebtedness drawn on July 25, 2016 under the term loan facility to refinance the existing indebtedness of $124,000 and $127,080 for GAS-seven Ltd. and GAS-eight Ltd., respectively. Each aforementioned refinancing was considered an extinguishment of the existing debt facility. Consequently, the unamortized loan fees of $5,637 were written off to profit or loss for the year ended December 31, 2016. The balance outstanding for the entities owned by the Partnership as of December 31, 2017 is $231,301 under the term loan that is repayable in eight semi-annual installments of $7,566 each and a balloon payment of $170,773 due together with the last installment in July 2021, while the revolving credit facility available amount of $25,940 can be drawn at any time until December 31, 2020. Amounts drawn bear interest at LIBOR plus a margin.

(d)
GAS-eleven Ltd. and GAS-thirteen Ltd. facility

        Following the acquisitions of GAS-eleven Ltd. on May 3, 2017 and GAS-thirteen Ltd. on July 3, 2017, the Partnership assumed $151,423 and $155,005 of outstanding indebtedness of the acquired entities, respectively, under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility (the "October 2015 Facility").

        The loan agreement with GAS-eleven Ltd., with respect to the GasLog Greece provided for four tranches of $51,257, $25,615, $24,991 and $61,104, while the loan agreement with GAS-thirteen Ltd., with respect to the GasLog Geneva provided for four tranches of $50,544, $25,258, $24,643 and $60,252. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual deliveries of the GasLog Greece and the GasLog Geneva, respectively, according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016, $162,967 was drawn down to partially finance the delivery of the GasLog Greece and on September 26, 2016, $160,697 million was drawn down to partially finance the delivery of the GasLog Geneva. The aggregate balance outstanding for the entities owned by the Partnership as of December 31, 2017 is $294,965. Amounts drawn under each applicable tranche bear interest at LIBOR plus a margin.

Securities Covenants and Guarantees

        The credit agreements are secured as follows:

  (i)
  first priority mortgages over the ships owned by the respective borrowers (and in addition second priority mortgages in the case of the Five Vessel Refinancing);

  (ii)
  in the case of the Partnership Facility, guarantees from the Partnership and the Partnership's subsidiary GasLog Partners Holdings LLC, in the case of the Five Vessel Refinancing, a guarantee from GasLog, guarantees from the Partnership and GasLog Partners Holdings LLC up to the value of the commitments relating to the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, in the case of the Legacy Facility Refinancing, a guarantee from GasLog, guarantees from the Partnership and GasLog Partners Holdings LLC up to the value of the commitments relating to the GasLog Seattle and the Solaris and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, and in the case of the October 2015 Facility, a guarantee from GasLog, guarantees from the Partnership and GasLog Partners Holdings LLC up to the value of the commitments relating to the GasLog Greece and the GasLog Geneva and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels;

  (iii)
  a pledge or a negative pledge of the share capital of the respective borrower; and

  (iv)
  a first priority assignment of all earnings, excluding the vessels participating in the spot market, and insurance related to the ships owned by the respective borrower (and in addition a second priority assignment in the case of the Five Vessel Refinancing).

        Certain of the credit facilities also impose certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership's and GasLog's ability to make any substantial change in the nature of the Partnership's or GasLog's business or to engage in transactions that would constitute a change of control, without repaying all of the Partnership's and GasLog's indebtedness in full.

        The credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the credit facilities contain covenants requiring the Partnership and certain of the Partnership's subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% (in the case of the

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

October 2015 Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter) of the then outstanding amount under the applicable facility. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require the Partnership to make prepayments or provide additional collateral sufficient to bring the Partnership into compliance with such covenants, and if we fail to do so the lenders could accelerate the indebtedness.

        The credit facilities impose certain operating and financial restrictions on the Partnership and GasLog. These restrictions generally limit the Partnership's and GasLog's collective subsidiaries' ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms' length transactions with, the Partnership, GasLog or any of their affiliates, (c) sell or otherwise dispose of assets, including ships, (d) engage in merger transactions, (e) enter into, terminate or amend any charter, (f) amend shipbuilding contracts, (g) change the manager of ships, or (h) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

        The Partnership, as corporate guarantor for the Partnership Facility and the Five Vessel Refinancing is also subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

  (i)
  the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15,000;

  (ii)
  total indebtedness divided by total capitalization must be less than 60.0%;

  (iii)
  the ratio of EBITDA over debt service obligations as defined in the Partnership's guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%; and

  (iv)
  the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

        The Five Vessel Refinancing, the Legacy Facility Refinancing and the October 2015 Facility also impose specified financial covenants that apply to GasLog and its subsidiaries on a consolidated basis.

  (i)
  net working capital (excluding the current portion of long-term debt) must be not less than $0;

  (ii)
  total indebtedness divided by total assets must not exceed 75.0%;

  (iii)
  the ratio of EBITDA over debt service obligations as defined in the GasLog guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;

  (iv)
  the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50,000 after the first drawdown;

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

  (v)
  GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

  (vi)
  GasLog's market value adjusted net worth must at all times be not less than $350,000.

        GasLog Partners and GasLog were in compliance with all financial covenants as of December 31, 2017.

Loan From Related Parties:

        Following the IPO on May 12, 2014, the Partnership entered into a $30,000 revolving credit facility (the "Old Sponsor Credit Facility") with GasLog to be used for general partnership purposes. The credit facility was unsecured and provided for an availability period of 36 months and bore interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest increased to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. Each advance drawn was repayable within a period of 6 months after the respective drawdown date but was subject to unconditional right of immediate renewal if no repayment was made. As of December 31, 2015, the outstanding balance of the revolving credit facility was $15,000. Amounts of $10,000 and $5,000 were repaid into the revolving facility on March 31, 2016 and August 17, 2016, respectively, leaving a balance of zero. On November 18, 2016, the Partnership drew $10,000 which was repaid on December 30, 2016.

        On April 3, 2017, the Partnership signed a deed of termination with respect to the Old Sponsor Credit Facility with GasLog. On the same date, GasLog Partners entered into a new unsecured five-year term loan of $45,000 and a new five-year revolving credit facility of $30,000 with GasLog (together, the "New Sponsor Credit Facility"). On April 5, 2017, under the New Sponsor Credit Facility, an amount of $45,000 under the term loan facility and an amount of $15,000 under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60,125 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. under the junior tranche of the Five Vessel Refinancing, which would have been originally due in April 2018. The Partnership repaid $15,000 under the revolving credit facility of the New Sponsor Credit Facility on May 22, 2017. The New Sponsor Credit Facility is unsecured and the revolving credit facility provides for an availability period of five years. Each borrowing under the New Sponsor Credit Facility accrues interest at a rate of 9.125% per annum with an annual 1.0% commitment fee on the undrawn balance.

        The New Sponsor Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the New Sponsor Facility covenants require that at all times GasLog must continue to control, directly or indirectly, the affairs or composition of the Partnership's board of directors and any amendment to our Partnership Agreement, in the reasonable opinion of the lender, must not be adverse to its interests in connection with the New Sponsor Credit Facility.

        As of December 31, 2017, the outstanding balance of the New Sponsor Facility is $45,000, while its fair value as of December 31, 2017 is $42,469.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

Borrowings Repayment Schedule

        The maturity table below reflects the principal repayments of the borrowings outstanding as of December 31, 2017 based on their repayment schedules:

As of December 31, 2017
Not later than one year	108,380
Later than one year and not later than three years	472,261
Later than three years and not later than five years	412,300
Later than five years	180,332

Total	1,173,273

        The weighted average total interest rate for the abovementioned credit facilities as of December 31, 2017 is 4.0% (December 31, 2016: 3.4%).

        As the bank facilities bear interest at variable interest rates, their aggregate fair value as of December 31, 2017 was equal to the amount outstanding of $1,128,273.

7. Other Payables and Accruals

        An analysis of other payables and accruals is as follows:

	As of December 31,
	2016	2017
Unearned revenue	22,534	20,167
Accrued legal and professional fees	213	597
Accrued crew costs	3,118	2,076
Accrued off-hire	194	1,692
Accrued purchases	1,504	1,580
Accrued interest	11,243	11,465
Accrued board of directors fees	188	188
Accrued cash distributions	—	179
Other payables and accruals	1,111	1,311

Total	40,105	39,255

        The unearned revenue of $20,167 represents monthly charter hires received in advance as of December 31, 2017 relating to January 2018 (December 31, 2016: $22,534).

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

8. General and Administrative Expenses

        An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2015	2016	2017
Board of directors' fees	1,093	993	950
Share-based compensation (Note 18)	205	480	850
Legal and professional fees	2,125	1,162	1,148
Commercial management fees (Note 11)	3,628	4,114	4,320
Administrative fees (Note 11)	3,822	4,802	6,547
Directors and officers' liability insurance	426	68	113
Other expenses	499	1,008	580

Total	11,798	12,627	14,508

9. Vessel Operating Costs

        An analysis of vessel operating costs is as follows:

	For the year ended December 31,
	2015	2016	2017
Management fees and other vessel management expenses	5,295	5,713	6,072
Crew wages	26,613	27,509	30,755
Technical maintenance expenses	9,470	12,125	12,685
Provisions and stores	2,480	2,555	3,168
Insurance expenses	4,149	4,032	3,672
Other operating expenses	4,575	3,490	3,663

Total	52,582	55,424	60,015

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

10. Net Financial Income and Costs

        An analysis of financial income and financial costs is as follows:

	For the year ended December 31,
	2015	2016	2017
Financial income
Financial income	35	205	998

Total financial income	35	205	998

Financial costs
Amortization of deferred loan issuance costs	4,398	11,252	6,180
Interest expense on loans	30,823	37,284	46,486
Commitment fees	14	674	632
Other financial costs	270	369	304

Total financial costs	35,505	49,579	53,602

        During the year ended December 31, 2016, an amount of $5,637 representing the write-off of the unamortized deferred loan issuance costs in connection with the repayment of the loan agreement of GAS-seven Ltd. and GAS-eight Ltd. on July 25, 2016 (Note 6) is included in Amortization of deferred loan issuance costs.

11. Related Party Transactions

        The Partnership has the following balances with related parties which are included in the consolidated statements of financial position:

	As of December 31,
	2016	2017
Amounts due from related parties
Due from GasLog LNG Services(a)	—	475

Total	—	475

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

11. Related Party Transactions (Continued)

	As of December 31,
	2016	2017
Amounts due to related parties
Due to GasLog LNG Services(a)	603	—
Due to GasLog(b)	255	230
Due to GasLog Carriers Ltd. ("GasLog Carriers")(c)	4,752	—

Total	5,610	230

(a)
The balance as of December 31, 2016 represents mainly payments made by GasLog LNG Services on behalf of the Partnership. The balance as of December 31, 2017 represents mainly net amounts advanced to the Manager to cover future operating expenses of the Partnership.

(b)
The balances represent payments made by GasLog on behalf of the Partnership.

(c)
As of December 31, 2016, the balance due to GasLog Carriers, the parent company of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd., prior to their acquisitions by the Partnership on May 3, 2017, July 3, 2017 and October 20, 2017, respectively, represented mainly amounts paid directly by GasLog Carriers on behalf of GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd., covering expenses during the construction period. As of December 31, 2017, the outstanding balance had been fully settled.

	As of December 31,
	2016	2017
Loans due to related parties
Loan facility with GasLog	—	45,000

Total	—	45,000

        The details of the credit facility with GasLog are disclosed in Note 6.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

11. Related Party Transactions (Continued)

        The Partnership had the following transactions with related parties for the years ended December 31, 2015, 2016 and 2017:

Company	Details	Account	2015	2016	2017
Costs capitalized to vessels' cost
GasLog LNG Services	Construction supervision fees(i)	Vessels	1,675	982	—
Cost expensed
GasLog	Commercial management fee(ii)	General and administrative expenses	3,628	4,114	4,320
GasLog	Administrative services fee(iii)	General and administrative expenses	3,822	4,802	6,547
GasLog LNG Services	Management fees and other vessel management expenses(iv)	Vessel operating costs	4,920	5,526	6,072
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	175	75	107
GasLog	Professional and advisory fees(v)	General and administrative expenses	735	—	—
GasLog	Interest on revolving credit facility (Note 6)	Interest expense	1,680	413	3,224
GasLog	Commitment fee on revolving credit facility (Note 6)	Other financial costs	14	567	396
GasLog	Interest on interest rate swaps (Note 15)	Loss/(gain) on interest rate swaps	—	549	2,053

(i)
Shipbuilding Supervision Agreements

The Manager charged the vessel owning companies shipbuilding supervision fees pursuant to the shipbuilding supervision contracts that were signed on August 1, 2014 with respect to GAS-eleven Ltd. and GAS-thirteen Ltd. In accordance with the shipbuilding supervision contracts, the Manager was appointed as the supervisor of the construction of the vessels under the relevant shipbuilding contracts and responsible for providing technical consultancy services and attending sea trials and factory acceptance tests until the successful delivery of each vessel. Monthly charge rates for the site inspection team varied from $12.5 to $18.5 according to the level of seniority of the inspectors. On November 4, 2015, both agreements were amended to delete the clauses regarding factory acceptance tests and technical consultancy fees.

(ii)
Commercial Management Agreements

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the "Amended Commercial Management Agreements"), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360 for each vessel payable quarterly in advance in lump sum amounts. In December 2013, GAS-seven Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $540 that was amended to $360 when the vessel was acquired by the Partnership on November 1, 2016. Additionally, in June 2015, GAS-eight Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $360.

The same provisions are included in the commercial management agreements that GAS-eleven Ltd., GAS-thirteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with GasLog upon the deliveries of the GasLog Greece, the GasLog Geneva, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog's fleet in March 2016, September 2016, April 2014 and June 2014 (together with the Amended Commercial

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

11. Related Party Transactions (Continued)

  Management Agreements and the commercial management agreements entered into by GAS-seven Ltd. and GAS-eight Ltd. with GasLog, the "Commercial Management Agreements").

(iii)
Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the "Administrative Services Agreement") with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days' notice for any reason in the sole discretion of the Partnership's board of directors. Until December 31, 2016, GasLog received a service fee of $588 per vessel per year in connection with providing services under this agreement. On November 16, 2016, the board of directors approved an increase in the service fee payable to GasLog under the terms of the Administrative Services Agreement to $632 per vessel per year with effect from January 1, 2017. With effect from January 1, 2018, the service fee increased to $812 per vessel per year.

(iv)
Ship Management Agreements

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the "Amended Ship Management Agreements") under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel's lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog's fleet in April 2014 and June 2014 (together with the Amended Ship Management Agreements and the ship management agreement that GAS-seven Ltd. entered into with the Manager upon its vessel's delivery from the shipyard in 2013, the "Ship Management Agreements"). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses and, in the case of GAS-seven Ltd., to also increase the fixed monthly charge to $46 with effect from April 1, 2015. In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure. This single fee structure was already provided for in the ship management agreements that GAS-eleven Ltd. and GAS-thirteen Ltd. had entered into with GasLog upon the deliveries of the GasLog Greece in March 2016 and the GasLog Geneva in September 2016, respectively, (with a fixed monthly charge of $46).

(v)
Professional and advisory fees paid to third parties by GasLog on behalf of the Partnership.

Omnibus Agreement

  Upon completion of the IPO on May 12, 2014, the Partnership entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The omnibus agreement governs among other things (i) when and the extent to which the Partnership and GasLog may compete against each other, (ii) the time and the value at which the Partnership may exercise the right to purchase certain offered vessels by GasLog (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog's provisions of certain indemnities to the Partnership. On September 29, 2014, June 26, 2015, October 27, 2016, March 9, 2017, May 25, 2017 and August 30, 2017, the Partnership exercised the option to acquire (i) the Methane Rita Andrea and the Methane Jane Elizabeth, (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, (iii) the GasLog Seattle (iv) the GasLog Greece, (v) the GasLog Geneva and (vi) the Solaris, respectively.

12. Commitments and Contingencies

        Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements as of December 31, 2017, are as follows (30 off-hire days are assumed when each

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

12. Commitments and Contingencies (Continued)

vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers' options to extend the terms of the charters are not accounted for):

As of December 31, 2017
Period
Not later than one year	271,529
Later than one year and not later than three years	365,419
Later than three years and not later than five years	127,499
Later than five years	121,358

Total	885,805

        In April and May 2017, GasLog LNG Services entered into agreements in relation to investments in certain of the Partnership and GasLog's vessels, with the aim of enhancing their operational performance. Commitments relating to these agreements for the Partnership, without including additional estimated costs for which no agreement has been signed as of December 31, 2017, are as follows:

As of December 31, 2017
Period
Not later than one year	17,193

Total	17,193

        Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., respectively, is counter guarantor for the acquisition from BG Group of 83.33% of depot spares with an aggregate value of $6,000, of which $660 have been purchased and paid as of December 31, 2017 by GasLog. These spares should be acquired before the end of the initial term of the charter party agreements.

        Additionally, on September 27, 2017, GasLog LNG Services Ltd. entered into maintenance agreements with Wartsila Greece S.A. ("Wartsila") in respect of two of the Partnership's LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

        Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership's vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

13. Financial Risk Management

        The Partnership's activities expose it to a variety of financial risks, including market risk, liquidity risk and credit risk. The Partnership's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Partnership's financial performance. The Partnership makes use of derivative financial instruments such as interest rate swaps to mitigate certain risk exposures.

Market risk

        Interest Rate Risk:    The Partnership is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Partnership's results of operations and its ability to service its debt. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize economic risks and costs associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2017, the Partnership had economically hedged 41.7% of its floating interest rate exposure on its outstanding borrowings (excluding the New Sponsor Credit Facility) by swapping the variable rate for a fixed rate (December 31, 2016: 30.8%).

        The aggregate principal amount of the Partnership's outstanding floating rate debt which was not economically hedged as of December 31, 2017 was $658,273 (December 31, 2016: $877,029). As an indication of the extent of the Partnership's sensitivity to interest rate changes, an increase or decrease in LIBOR of 10 basis points would have decreased or increased, respectively, the profit during the year ended December 31, 2017 by $758, based upon its debt level during the period (December 31, 2016: $958 and December 31, 2015: $773).

        Interest Rate Swaps:    The fair value of the swaps as of December 31, 2017 was estimated as a net asset of $6,346 (December 31, 2016: net asset of $4,172). For the three years ended December 31, 2017, the interest rate swaps were not designated as cash flow hedging instruments (Note 15).

        As of December 31, 2017, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to approximately $1,774 (December 31, 2016: $1,766 and December 31, 2015: $1,061) affecting loss/(gain) on swaps in the respective periods.

        Currency Risk:    Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership's functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros. Specifically, for the year ended December 31, 2017, approximately $33,727 of the operating and administrative expenses were denominated in euros (December 31, 2016: $30,212 and December 31, 2015: $24,639). As of December 31, 2017, approximately $4,179 of the Partnership's outstanding trade payables and accruals were denominated in euros (December 31, 2016: $3,958).

        The Partnership does not hedge movements in exchange rates. As an indication of the extent of the Partnership's sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

13. Financial Risk Management (Continued)

exchange rate would have decreased its profit and cash flows during the year ended December 31, 2017 by $3,373, based upon its expenses during the year (December 31, 2016: $3,021 and December 31, 2015: $2,464).

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

        The following tables detail the Partnership's expected cash flows for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Partnership can be required to pay. The table includes both interest and principal cash flows. Variable future interest payments were determined based on an average LIBOR plus the margins applicable to the Partnership's loans at the end of each year presented.

	Weighted-average effective interest rate	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2017
Trade accounts payable		4,501	78	57	—	—	4,636
Due to related parties		—	230	—	—	—	230
Other payables and accruals*		8,426	8,261	2,401	—	—	19,088
Other non-current liabilities		—	—	—	250	—	250
Variable interest loans	3.77%	42,030	21,152	75,057	921,242	199,905	1,259,386
Fixed interest loans**		—	1,102	3,309	59,326	—	63,737

Total		54,957	30,823	80,824	980,818	199,905	1,347,327

December 31, 2016
Trade accounts payable		2,232	—	19	—	—	2,251
Due to related parties		—	5,610	—	—	—	5,610
Other payables and accruals*		9,516	7,265	790	—	—	17,571
Other non-current liabilities		—	—	—	182	—	182
Variable interest loans	3.40%	12,306	21,063	77,044	1,089,040	227,608	1,427,061
Fixed interest loans***		—	—	501	829	—	1,330

Total		24,054	33,938	78,354	1,090,051	227,608	1,454,005

*
Unearned revenue is excluded since it is not a financial liability.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

13. Financial Risk Management (Continued)

**
Interest is charged at 9.125% on the outstanding amount. A commitment fee of 1.0% is charged on the available amount of the New Sponsor Credit Facility and 0.9% on the available amounts of the revolving credit facility of GAS-seven Ltd. and GAS-eight Ltd., respectively.

***
A commitment fee is charged at 2.4% on the available amount of the Old Sponsor Credit Facility and 0.9% on the available amounts of the revolving credit facility of GAS-seven Ltd. and GAS-eight Ltd., respectively.

        The amounts included above for variable interest rate instruments is subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

        The following tables detail the Partnership's expected cash flows for its derivative financial liabilities. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that are settled on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the interest rate swaps.

	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2017
Interest rate swaps	(292)	—	(1)	7,341	—	7,048

Total	(292)	—	(1)	7,341	—	7,048

December 31, 2016
Interest rate swaps	(31)	—	(1,581)	5,359	819	4,566

Total	(31)	—	(1,581)	5,359	819	4,566

        The Partnership expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year-end) and the cash generated by operating activities. The Partnership expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

        Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Partnership is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Partnership currently deals exclusively with financial institutions and customers with high credit ratings.

	As of December 31,
	2016	2017
Cash and cash equivalents	56,506	142,547
Short-term investments	6,000	—
Trade and other receivables	4,201	3,629
Derivative financial instruments, current and non-current portion	6,008	6,615

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

13. Financial Risk Management (Continued)

        For the years ended December 31, 2015, December 31, 2016 and December 31, 2017, all of the Partnership's revenue was earned from subsidiaries of Royal Dutch Shell plc ("Shell") and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership's counterparty and the fact that the hire is being collected in advance. The Partnership did not experience any credit losses on its accounts receivable portfolio during the three years ended December 31, 2017. The carrying amount of financial assets recorded in the consolidated financial statements represents the Partnership's maximum exposure to credit risk. Management monitors exposure to credit risk and believe that there is no substantial credit risk arising from the Partnership's counterparty.

        The credit risk on liquid funds and derivative financial instruments is limited because the direct and indirect counterparties are banks with high credit ratings assigned by international credit rating agencies.

14. Capital Risk Management

        The Partnership's objectives when managing capital are to safeguard the Partnership's ability to continue as a going concern and to pursue future growth opportunities. Among other metrics, the Partnership monitors capital using a total indebtedness to total assets ratio, which is total debt and derivative financial instruments divided by total assets. The total indebtedness to total assets ratio is as follows:

	As of December 31,
	2016	2017
Derivative financial instruments—current asset	—	(577)
Derivative financial instruments—non-current asset	(6,008)	(6,038)
Borrowings—current liability	73,922	103,829
Derivative financial instruments—current liability	1,836	269
Borrowings—non-current liability	1,170,844	1,051,767

Total indebtedness	1,240,594	1,149,250

Total assets	2,092,788	2,110,390
Total indebtedness/total assets	59.3%	54.5%

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

15. Derivative Financial Instruments

        The fair value of the derivative assets is as follows:

	As of December 31,
	2016	2017
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	6,008	6,615

Total	6,008	6,615

Derivative financial instruments, current asset	—	577
Derivative financial instruments, non-current asset	6,008	6,038

Total	6,008	6,615

        The fair value of the derivative liabilities is as follows:

	As of December 31,
	2016	2017
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	1,836	269

Total	1,836	269

Derivative financial instruments, current liability	1,836	269

Total	1,836	269

Interest rate swap agreements

        The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership's exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month U.S. dollar LIBOR, and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

15. Derivative Financial Instruments (Continued)

Interest rate swaps held for trading

        The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2016	December 31, 2017
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.54%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.72%	130,000	130,000
GasLog Partners	GasLog	July 2017	July 2017	June 2022	2.19%	—	80,000

						390,000	470,000

        In July 2016, the Partnership terminated the interest rate swap agreements of GAS-seven Ltd. and GAS-eight Ltd. associated with the Legacy Facility Refinancing (Note 6) paying their fair value on that date. The cumulative loss of $2,527, relating solely to the GAS-seven Ltd. swap agreements, from the period that hedging was effective was recycled to profit or loss during the year ended December 31, 2016 (December 31, 2015: $593).

        In November 2016, the Partnership entered into three interest rate swap agreements with GasLog at a notional aggregate value of $390,000, each at $130,000 and maturing between 2020 and 2022. On July 12, 2017, GasLog Partners entered into an additional interest rate swap agreement with GasLog with a notional value of $80,000, maturing in June 2022.

        The change in the fair value of the contracts not designated as cash flow hedging instruments for the year ended December 31, 2017 amounted to a gain of $2,174 (December 31, 2016: $1,570 loss and December 31, 2015: $285 loss), which was recognized against earnings in the period incurred and is included in Loss/(gain) on interest rate swaps.

        An analysis of Loss/(gain) on interest rate swaps is as follows:

	For the year ended December 31,
	2015	2016	2017
Realized loss on interest rate swaps held for trading	5,017	2,740	2,053
Unrealized loss/(gain) on interest rate swaps held for trading	285	1,570	(2,174)
Recycled loss of cash flow hedges reclassified to profit or loss	593	2,527	—

Total loss/(gain) on interest rate swaps	5,895	6,837	(121)

Fair value measurements

        The fair value of the Partnership's financial assets and liabilities approximate to their carrying amounts at the reporting date.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

15. Derivative Financial Instruments (Continued)

        The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the interest rate curves at the end of the reporting period, the estimation of the counterparty risk and the Partnership's own risk inherent in the contract. The interest rate swaps met Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement. There were no financial instruments in Levels 1 or 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the levels, provided by IFRS 13 Fair Value Measurement, are based on the degree to which the fair value is observable:

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

16. Cash Flow Reconciliations

        The reconciliations of the Partnership's non-cash investing and financing activities for the year ended December 31, 2017 are presented in the following tables:

        A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Borrowings outstanding as of January 1, 2017	1,244,766	—	—	1,244,766
Borrowings drawdowns (Note 6)	—	60,000	—	60,000
Borrowings repayments (Note 6)	—	(153,756)	—	(153,756)
Additions in deferred loan fees	—	(1,594)	—	(1,594)
Amortization of deferred loan issuance costs (Note 10)	—	—	6,180	6,180

Borrowings outstanding as of December 31, 2017	1,244,766	(95,350)	6,180	1,155,596

	Opening balance	Non-cash items	Total
Net derivative assets as of January 1, 2017	4,172	—	4,172
Unrealized gain on interest rate swaps held for trading (Note 15)	—	2,174	2,174

Net derivative assets as of December 31, 2017	4,172	2,174	6,346

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

16. Cash Flow Reconciliations (Continued)

        A reconciliation of vessels arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Vessels as of January 1, 2017	2,014,783	—	—	2,014,783
Additions (Note 3)	—	4,765	1,235	6,000
Depreciation expense (Note 3)	—	—	(67,726)	(67,726)

Vessels as of December 31, 2017	2,014,783	4,765	(66,491)	1,953,057

        A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions) (Note 5)	144,297	—	144,297
Proceeds from public offering of preference units (net of underwriting discounts and commissions) (Note 5)	139,222	—	139,222
Offering costs	(2,033)	(359)	(2,392)

Net proceeds from equity offerings in the year ended December 31, 2017	281,486	(359)	281,127

17. Earnings Per Unit

        The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement as generally described in Note 5 above.

        In the three years ended December 31, 2017, the Partnership completed equity offerings of common units and issued general partner units to its general partner in order for GasLog to retain its 2.0%, as presented in Note 5. Also, on May 16, 2017, the subordination period expired and consequently all 9,822,358 subordinated units held by GasLog converted into common units on a one-for-one basis (Note 5).

        Basic earnings per unit is determined by dividing profit for the year reported at the end of each period after deducting preference unit distributions by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

17. Earnings Per Unit (Continued)

common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

	For the year ended December 31,
	2015	2016	2017
Profit for the year	83,750	92,469	112,833
Less:
Profit attributable to GasLog's operations*	(18,710)	(15,199)	(18,716)

Partnership's profit	65,040	77,270	94,117

Adjustment for:
Paid and accrued preference unit distributions	—	—	(7,749)

Partnership's profit attributable to:	65,040	77,270	86,368

Common unitholders	43,197	49,886	76,347
Subordinated unitholders**	18,136	21,049	5,085
General partner	1,302	1,545	1,728
Incentive distribution rights***	2,405	4,790	3,208
Weighted average units outstanding (basic)
Common units	18,185,372	22,934,380	36,493,143
Subordinated units**	9,822,358	9,822,358	9,822,358
General partner units	571,587	668,505	790,819
Earnings per unit (basic)
Common unitholders	2.38	2.18	2.09
Subordinated unitholders	1.85	2.14	0.52
General partner	2.28	2.31	2.18
Weighted average units outstanding (diluted)
Common units	18,185,372	22,963,214	36,547,545
Subordinated units**	9,822,358	9,822,358	9,822,358
General partner units	571,587	668,505	790,819
Earnings per unit (diluted)
Common unitholders	2.38	2.17	2.09
Subordinated unitholders	1.85	2.14	0.52
General partner	2.28	2.31	2.18

*
Includes profits of: (i) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period prior to their transfer to the Partnership on July 1, 2015, (ii) GAS-seven Ltd. for the period prior to its transfer to the Partnership on November 1, 2016, (iii) GAS-eleven Ltd. for the period prior to its transfer to the Partnership on May 3, 2017, (iv) GAS-thirteen Ltd. for the period prior to its transfer to the Partnership on July 3, 2017 and (v) GAS-eight Ltd. for the period prior to its transfer to the Partnership on October 20, 2017. While such amounts are reflected in the Partnership's financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), the aforementioned entities were not owned by the Partnership prior to their transfers to the Partnership on the respective dates and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

17. Earnings Per Unit (Continued)

**
On May 16, 2017, all 9,822,358 subordinated units converted into common units on a one-for-one basis. As of December 31, 2017, they participated pro rata with all other outstanding common units in distributions of available cash for the three months ended December 31, 2017. Consequently, earnings have been allocated to subordinated units and the weighted average number of subordinated units has been calculated only for the applicable period during which they were entitled to distributions based on the Partnership Agreement, i.e. for the three months ended March 31, 2017.

***
Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the Partnership's IPO. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement (please refer to Note 5). Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

18. Share-based Compensation

        On April 1, 2015, April 1, 2016 and April 3, 2017, the Partnership granted to its executives Restricted Common Units ("RCUs") and Performance Common Units ("PCUs") in accordance with its 2015 Long-Term Incentive Plan (the "2015 Plan").

        The details of the aforementioned awards are presented in the following table:

Awards	Number	Grant date	Expiry date	Fair value at grant date
RCUs	16,999	April 1, 2015	n/a	$24.12
PCUs	16,999	April 1, 2015	n/a	$24.12
RCUs	24,925	April 1, 2016	n/a	$16.45
PCUs	24,925	April 1, 2016	n/a	$16.45
RCUs	26,097	April 3, 2017	n/a	$23.85
PCUs	26,097	April 3, 2017	n/a	$23.85

        The RCUs and PCUs will vest three years after the grant dates subject to the recipients' continued service; vesting of the PCUs is also subject to the achievement of certain performance targets in relation to total unitholder return. Specifically, the performance measure is based on the total unitholder return ("TUR") achieved by the Partnership during the performance period, benchmarked against the TUR of a selected group of peer companies. TUR above the 75th percentile of the peer group results in 100% of the award vesting; TUR between the 50th and 75th percentile of the peer group results in 50% of award vesting; TUR below the 50th percentile of the peer group results in none of the award vesting. The holders are entitled to cash distributions that are accrued and will be settled on vesting.

        The awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

        The fair value per common unit of the RCUs and PCUs in accordance with the 2015 Plan was determined by using the grant date closing price of $24.12 for the 2015 grant, $16.45 for the 2016 grant

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

18. Share-based Compensation (Continued)

and $23.85 for the 2017 grant, and was not further adjusted since the holders are entitled to cash distribution.

Movement in RCUs and PCUs during the year

        The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2016	16,999	2.25	410
Granted during the year	24,925	—	410

Outstanding as of December 31, 2016	41,924	1.84	820
Granted during the year	26,097	—	622
Forfeited during the year	(546)		(13)

Outstanding as of December 31, 2017	67,475	1.38	1,429

PCUs
Outstanding as of January 1, 2016	16,999	2.25	410
Granted during the year	24,925	—	410

Outstanding as of December 31, 2016	41,924	1.84	820

Granted during the year	26,097	—	622
Forfeited during the year	(546)		(13)

Outstanding as of December 31, 2017	67,475	1.38	1,429

        The total expense recognized in respect of share-based compensation for the year ended December 31, 2017 is $850 ($480 for the year ended December 31, 2016; $205 for the year ended December 31, 2015). The total accrued cash distribution as of December 31, 2017 is $428 (December 31, 2016: $182; December 31, 2015: $43).

19. Taxation

        Under the laws of the countries of the Partnership's incorporation and the vessels' registration, the Partnership is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are included in vessel operating costs in the consolidated statement of profit or loss.

        Under the United States Internal Revenue Code of 1986, as amended (the "Code"), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Partnership, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2015, 2016 and 2017
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

19. Taxation (Continued)

income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

        The Partnership did not qualify for this exception for the three years ended December 31, 2017. During the year ended December 31, 2017, the estimated U.S. source gross transportation tax is $298 and is included under "Vessel Operating Costs" (December 31, 2016: $201 and December 31, 2015: $14).

20. Subsequent Events

        On January 5, 2018, the Partnership prepaid $29,750 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., which would have been originally due in April 2018.

        On January 17, 2018, GasLog Partners completed a public offering of 4,600,000 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Series B Preference Units"), including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series B Preference Units, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $110,988. The Series B Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR B".

        On January 25, 2018, the board of directors of GasLog Partners approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2017, of $0.5235 per unit. The cash distribution will be paid on February 14, 2018, to all common unitholders of record as of February 9, 2018. The aggregate amount of the declared distribution was $22,845.

        On February 8, 2018, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit and a distribution on the Series B Preference Units of $0.33028 per preference unit. The cash distributions are payable on March 15, 2018 to all unitholders of record as of March 7, 2018.