Form 20-F
period 2018-12-31
GasLog Partners LP
filed 2019-02-26
CIK 1598655

Use these links to rapidly review the document

GASLOG PARTNERS LP INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Partners LP (Exact name of Registrant as specified in its charter)
Not Applicable (Translation of Registrant's name into English)
Republic of the Marshall Islands (Jurisdiction of incorporation or organization)
c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian MC 98000, Monaco (Address of principal executive offices)

Nicola Lloyd, General Counsel
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
Telephone: +377 97 97 51 15 Facsimile: +377 97 97 51 24
(Name, Telephone, E-mail and/or Facsimile number and Address of Registrant contact person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Units representing limited partner interests	New York Stock Exchange
Series A Preference Units	New York Stock Exchange
Series B Preference Units	New York Stock Exchange
Series C Preference Units	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2018, there were 45,448,993 Partnership common units, 5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units outstanding.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒    No ☐

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

Yes ☒    No ☐

Indicate by check mark whether the Company has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit such files).

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

  •
  "GasLog Group", refers to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, including GasLog Partners;

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

  •
  "Cheniere" refers to Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc.;

  •
  "Trafigura" refers to Trafigura Maritime Logistics PTE Ltd.;

  •
  "ATM Programme" refers to our at-the-market common equity offering programme which commenced in May 2017;

  •
  "Series A Preference Units" refers to our 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;

  •
  "Series B Preference Units" refers to our 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;

  •
  "Series C Preference Units" refers to our 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;

  •
  "Preference Units" refers to our Series A Preference Units, our Series B Preference Units and our Series C Preference Units;

  •
  "LNG" refers to liquefied natural gas;

  •
  "FSRUs" refers to Floating Storage and Regasification Units;

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

  •
  "TFDE" refers to tri-fuel diesel electric engine propulsion;

  •
  "LP-2S" refers to low pressure dual fuel two-stroke engine propulsion;

  •
  "Steam" refers to steam turbine propulsion;

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

        Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

  •
  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

  •
  fluctuations in charter hire rates and vessel values;

  •
  our ability to secure new multi-year charters at economically attractive rates;

  •
  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

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

  •
  fluctuations in exchange rates, especially the U.S. dollar and Euro;

  •
  our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

  •
  our ability to leverage GasLog's relationships and reputation in the shipping industry;

  •
  the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

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

  •
  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the New Sponsor Credit Facility (as defined below) and our ability to meet our restrictive covenants and other obligations under our credit facilities;

  •
  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

  •
  risks inherent in ship operation, including the discharge of pollutants;

  •
  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

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

        We undertake no obligation to update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

v

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

A.1. IFRS Common Control Reported Results

        The following table presents, in each case for the periods and as of the dates indicated, selected historical financial and operating data. The selected historical financial data as of December 31, 2017 and 2018 and for each of the years in the three-year period ended December 31, 2018 has been derived from our audited consolidated financial statements included in "Item 18. Financial Statements". The selected historical financial data as of December 31, 2014, 2015 and 2016 and for each of the years ended December 31, 2014 and 2015 is a summary of and is derived from our audited consolidated financial statements after retroactive restatement for the transfer of vessels from GasLog to the Partnership that are not included in this report. The financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

Date	Vessel(s) Transferred
May 12, 2014	GasLog Santiago, GasLog Shanghai and GasLog Sydney
September 29, 2014	Methane Jane Elizabeth and Methane Rita Andrea
July 1, 2015	Methane Alison Victoria, Methane Heather Sally and Methane Shirley Elisabeth
November 1, 2016	GasLog Seattle
May 3, 2017	GasLog Greece
July 3, 2017	GasLog Geneva
October 20, 2017	Solaris
April 26, 2018	GasLog Gibraltar
November 14, 2018	Methane Becki Anne

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in thousands of U.S. dollars, except per unit data)
STATEMENT OF PROFIT OR LOSS
Revenues	$196,482	$269,077	$317,489	$371,146	$352,541
Net pool allocation	—	—	—	—	3,700
Voyage expenses and commissions	(2,580)	(3,644)	(4,333)	(4,650)	(7,122)
Vessel operating costs	(38,435)	(57,877)	(63,076)	(71,369)	(68,725)
Depreciation	(42,433)	(61,406)	(70,290)	(81,089)	(81,590)
General and administrative expenses	(7,066)	(12,065)	(13,206)	(15,311)	(19,369)

Profit from operations	105,968	134,085	166,584	198,727	179,435

Financial costs	(39,992)	(42,035)	(60,247)	(65,122)	(66,287)
Financial income	51	41	209	1,019	2,413
(Loss)/gain on derivatives	(18,554)	(5,895)	(6,837)	121	(48)

Total other expenses, net	(58,495)	(47,889)	(66,875)	(63,982)	(63,922)

Profit for the year	$47,473	$86,196	$99,709	$134,745	$115,513

Profit attributable to GasLog's operations(2)	$32,929	$21,156	$22,439	$40,628	$12,916
Partnership's profit(2)	$14,544	$65,040	$77,270	$94,117	$102,597
EARNINGS PER UNIT ATTRIBUTABLE TO THE PARTNERSHIP(3)
Common units (basic)	$0.75	$2.38	$2.18	$2.09	$1.77
Common units (diluted)	$0.75	$2.38	$2.17	$2.09	$1.76
Subordinated units(4)	$0.56	$1.85	$2.14	$0.52	N/A
General partner units	$0.66	$2.28	$2.31	$2.18	$1.83

	As of December 31,
	2014	2015	2016	2017	2018
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in thousands of U.S. dollars, except per unit data)
STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$52,313	$70,279	$64,173	$149,455	$129,125
Short-term investments	23,201	3,000	7,500	—	10,000
Vessels	1,706,619	1,887,316	2,439,092	2,363,668	2,315,823
Vessels under construction	40,986	105,558	—	—	—
Total assets	1,833,649	2,084,955	2,543,545	2,528,263	2,488,638
Borrowings—current portion	35,561	390,426	89,422	121,197	429,437
Borrowings—non-current portion	1,028,193	831,621	1,474,510	1,278,931	805,560
Total equity	687,390	777,332	919,680	1,065,708	1,179,659
NUMBER OF UNITS OUTSTANDING
General partner units	492,750	645,811	701,933	836,779	927,532
Common units	14,322,358	21,822,358	24,572,358	41,002,121	45,448,993
Subordinated units(4)	9,822,358	9,822,358	9,822,358	—	—
Preference Units	—	—	—	5,750,000	14,350,000

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in thousands of U.S. dollars)
CASH FLOW DATA
Net cash provided by operating activities	$140,961	$143,402	$204,930	$242,827	$185,107
Net cash (used in)/provided by investing activities	(955,708)	(219,169)	(506,428)	3,381	(31,851)
Net cash provided by/(used in) financing activities	846,943	93,733	295,392	(160,926)	(173,586)

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
FLEET DATA*
Number of LNG carriers at end of period	10	11	14	14	14
Average number of LNG carriers during period	7.6	10.8	12.2	14	14
Average age of LNG carriers (years)	4.7	5.7	5.3	6.3	7.3
Total calendar days of fleet for the period	2,779	3,926	4,456	5,110	5,110
Total operating days of fleet for the period(5)	2,769	3,835	4,411	5,091	4,910

*
The Fleet Data above is calculated consistent with our IFRS Common Control Reported Results.

	Year Ended December 31,
	2014		2015		2016		2017		2018
	(restated)(1)		(restated)(1)		(restated)(1)		(restated)(1)
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
EBITDA(6)	$148,401		$195,491		$236,874		$279,816		$261,025
Capital expenditures:
Payment for vessels and vessel additions	934,050		239,422		502,132		5,131		24,177
Distributable cash flow(6)	27,259		72,254		83,660		100,551		108,945
Cash distributions declared	22,179	(7)	62,993	(8)	65,577	(9)	83,048	(11)	97,105	(12)
Cash distributions paid	23,169	(7)	60,003	(8)	77,377	(10)	83,048	(11)	97,105	(12)
Preference Unit distributions declared and paid	—		—		—		7,232		20,989

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

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of U.S. dollars)
PARTNERSHIP PERFORMANCE STATEMENT OF PROFIT OR LOSS
Revenues(6)	$65,931	$168,927	$206,424	$269,071	$316,991
Net pool allocation(6)	—	—	—	—	3,700
Voyage expenses and commissions(6)	(817)	(2,102)	(2,841)	(3,377)	(6,678)
Vessel operating costs(6)	(12,226)	(33,656)	(43,479)	(55,692)	(61,452)
Depreciation(6)	(13,352)	(35,981)	(45,230)	(58,193)	(73,151)
General and administrative expenses(6)	(4,591)	(10,383)	(11,219)	(13,869)	(18,905)

Profit from operations(6)	34,945	86,805	103,655	137,940	160,505

Financial costs(6)	(15,206)	(21,789)	(30,187)	(44,916)	(60,258)
Financial income(6)	23	24	179	972	2,398
(Loss)/gain on derivatives(6)	(5,218)	—	3,623	121	(48)

Total other expenses, net(6)	(20,401)	(21,765)	(26,385)	(43,823)	(57,908)

Partnership's profit(2)(6)	$14,544	$65,040	$77,270	$94,117	$102,597

	Year Ended December 31,
	2014	2015	2016	2017	2018
PARTNERSHIP PERFORMANCE FLEET DATA*
Number of LNG carriers at end of period	5	8	9	12	14
Average number of LNG carriers during period	2.4	6.5	8.2	10.4	12.8
Average age of LNG carriers (years)	4.5	6.7	7.2	6.7	7.3
Total calendar days of fleet for the period	885	2,377	2,989	3,783	4,676
Total operating days of fleet for the period(5)	885	2,377	2,944	3,764	4,476

*
The Partnership Performance Fleet Data above is calculated consistent with our Partnership Performance Results.

	Year Ended December 31,
	2014		2015		2016		2017		2018
	(in thousands of U.S. dollars)
OTHER PARTNERSHIP PERFORMANCE FINANCIAL DATA
EBITDA(6)	$48,297		$122,786		$148,885		$196,133		$233,656
Distributable cash flow(6)	27,259		72,254		83,660		100,551		108,945
Cash distributions declared and paid	13,369	(13)	51,192	(14)	65,577	(9)	83,048	(11)	97,105	(12)
Preference Unit distributions declared and paid	—		—		—		7,232		20,989

(1)
Restated so as to reflect the historical financial statements of GAS-fourteen Ltd. acquired on April 26, 2018 and GAS-twenty seven Ltd. acquired on November 14, 2018, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

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

  Also, on May 16, 2017, GasLog Partners entered into an Equity Distribution Agreement (the "Equity Distribution Agreement") under which the Partnership may, from time to time, raise equity through the ATM Programme having an aggregate offering price of up to $100.0 million. On November 3, 2017, the Partnership entered into the Amended and Restated Equity Distribution Agreement to increase the size of the ATM Programme from $100.0 million to $144.0 million. Since the commencement of the ATM Programme through December 31, 2018, GasLog Partners has issued and received payment for a total of 5,291,304 common units. In connection with the issuance of common units under the Equity Distribution Agreement during this period, the Partnership also issued 107,987 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. Earnings per share is presented for the periods in which the units were outstanding.

(4)
Upon the expiration of the subordination period, which occurred on May 16, 2017, the 9,822,358 subordinated units held by GasLog converted on a one-for-one basis into common units and now participate pro rata with other common units in distributions of available cash. Consequently, earnings have been allocated to subordinated units and the weighted average number of subordinated units has been calculated only for the applicable period in 2017 during which they were entitled to distributions based on the Partnership Agreement, i.e., for the three months ended March 31, 2017.

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

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. (the owners of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, respectively) for the period prior to the closing of the IPO, GAS-sixteen Ltd. and GAS-seventeen Ltd. (the owners of the Methane Rita Andrea and the Methane Jane Elizabeth, respectively) for the period prior to their transfer to the Partnership on September 29, 2014, the amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015, the amounts related to GAS-seven Ltd. (the owner of the GasLog Seattle) for the period prior to its transfer to the Partnership on November 1, 2016, the amounts related to GAS-eleven Ltd. (the owner of the GasLog Greece) for the period prior to its transfer to the Partnership on May 3, 2017, the amounts related to GAS-thirteen Ltd. (the owner of the GasLog Geneva) for the period prior to its transfer to the Partnership on July 3, 2017, the amounts related to GAS-eight Ltd. (the owner of the Solaris) for the period prior to its transfer to the Partnership on October 20, 2017, the amounts related to GAS-fourteen Ltd. (the owner of the GasLog Gibraltar) for the period prior to its transfer to the Partnership on April 26, 2018 and the amounts related to GAS-twenty seven Ltd. (the owner of the Methane Becki Anne) for the period prior to its transfer on November 14, 2018. While such amounts are reflected in the Partnership's reported financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control under IFRS, the above mentioned entities were not owned by the Partnership prior to their transfers to the Partnership on the respective dates, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

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

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

	Year ended December 31, 2015			Year ended December 31, 2016			Year ended December 31, 2017			Year ended December 31, 2018
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
	Restated(1)		Restated(1)	Restated(1)		Restated(1)	Restated(1)		Restated(1)
	(in thousands of U.S. dollars)
STATEMENT OF PROFIT OR LOSS
Revenues	$100,150	$168,927	$269,077	$111,065	$206,424	$317,489	$102,075	$269,071	$371,146	$35,550	$316,991	$352,541
Net pool allocation	—	—	—	—	—	—	—	—	—	—	3,700	3,700
Voyage expenses and commissions	(1,542)	(2,102)	(3,644)	(1,492)	(2,841)	(4,333)	(1,273)	(3,377)	(4,650)	(444)	(6,678)	(7,122)
Vessel operating costs	(24,221)	(33,656)	(57,877)	(19,597)	(43,479)	(63,076)	(15,677)	(55,692)	(71,369)	(7,273)	(61,452)	(68,725)
Depreciation	(25,425)	(35,981)	(61,406)	(25,060)	(45,230)	(70,290)	(22,896)	(58,193)	(81,089)	(8,439)	(73,151)	(81,590)
General and administrative expenses	(1,682)	(10,383)	(12,065)	(1,987)	(11,219)	(13,206)	(1,442)	(13,869)	(15,311)	(464)	(18,905)	(19,369)

Profit from operations	47,280	86,805	134,085	62,929	103,655	166,584	60,787	137,940	198,727	18,930	160,505	179,435

Financial costs	(20,246)	(21,789)	(42,035)	(30,060)	(30,187)	(60,247)	(20,206)	(44,916)	(65,122)	(6,029)	(60,258)	(66,287)
Financial income	17	24	41	30	179	209	47	972	1,019	15	2,398	2,413
(Loss)/gain on derivatives	(5,895)	—	(5,895)	(10,460)	3,623	(6,837)	—	121	121	—	(48)	(48)

Total other expense	(26,124)	(21,765)	(47,889)	(40,490)	(26,385)	(66,875)	(20,159)	(43,823)	(63,982)	(6.014)	(57,908)	(63,922)

Profit for the year	$21,156	$65,040	$86,196	$22,439	$77,270	$99,709	$40,628	94,117	134,745	$12,916	102,597	115,513

  EBITDA.    EBITDA is defined as earnings before interest income and expense, gain/loss on derivative financial instruments, taxes, depreciation and amortization. EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance. The Partnership believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of financial costs, gains/losses on derivatives, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

  EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or as a substitute for, or superior to profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that it does not reflect (i) our cash capital expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements.

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

  Reconciliation of Profit to EBITDA:

	IFRS Common Control Reported Results Year ended December 31,					Partnership Performance Results Year ended December 31,
	2014	2015	2016	2017	2018	2014	2015	2016	2017	2018
	Restated(1)	Restated(1)	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Profit for the year	$47,473	$86,196	$99,709	$134,745	$115,513	$14,544	$65,040	$77,270	$94,117	$102,597
Depreciation	42,433	61,406	70,290	81,089	81,590	13,352	35,981	45,230	58,193	73,151
Financial costs	39,992	42,035	60,247	65,122	66,287	15,206	21,789	30,187	44,916	60,258
Financial income	(51)	(41)	(209)	(1,019)	(2,413)	(23)	(24)	(179)	(972)	(2,398)
Loss/(gain) on derivatives	18,554	5,895	6,837	(121)	48	5,218	—	(3,623)	(121)	48

EBITDA	$148,401	$195,491	$236,874	$279,816	$261,025	$48,297	$122,786	$148,885	$196,133	$233,656

  Distributable cash flow.    Distributable cash flow means EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the year, including realized loss on derivatives and excluding amortization of loan fees, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on Preference Units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. The Partnership believes that Distributable cash flow, which is a non-GAAP financial measure, is useful because it is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies.

  Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS.

  The table below reconciles Distributable cash flow and Cash distributions declared to EBITDA (Partnership Performance Results).

  Reconciliation of EBITDA to Distributable Cash Flow*:

	Partnership Performance Results Year ended December 31,
	2016	2017	2018
	(in thousands of U.S. dollars)
EBITDA (Partnership Performance Results)*	$148,885	$196,133	$233,656
Financial costs (excluding amortization of loan fees) and realized loss on derivatives	(26,929)	(41,722)	(52,876)
Dry-docking capital reserve	(8,829)	(12,234)	(13,890)
Replacement capital reserve	(29,467)	(33,877)	(35,450)
Paid and accrued preferred equity distribution	—	(7,749)	(22,495)

Distributable cash flow	83,660	100,551	108,945

Other reserves**	(14,244)	(14,207)	(7,756)

Cash distributions***	$69,416	$86,344	$101,189

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

(8)
Does not reflect a distribution of $15.7 million declared in January 2016 in respect of the fourth quarter of 2015. Cash distribution paid includes $8.8 million dividend due to GasLog which was declared in 2014 and excludes $11.8 million dividend due to GasLog which was declared in 2015, in both cases prior to the contribution of the relevant vessels to the Partnership.

(9)
Does not reflect a distribution of $19.6 million declared in January 2017 and paid in February 2017, in respect of the fourth quarter of 2016.

(10)
Cash distribution paid includes $7.8 million, $3.0 million and $1.0 million of dividends due to GasLog which were declared in 2015 prior to the contribution of the GasLog Seattle, the Solaris and the Methane Becki Anne, respectively, to the Partnership.

(11)
Does not reflect a distribution of $22.8 million declared in January 2018 and paid in February 2018, in respect of the fourth quarter of 2017.

(12)
Does not reflect a distribution of $26.9 million declared in January 2019 and paid in February 2019, in respect of the fourth quarter of 2018.

(13)
Does not reflect a distribution of $10.7 million declared in January 2015 and paid in February 2015, in respect of the fourth quarter of 2014.

(14)
Does not reflect a distribution of $15.7 million declared in January 2016 and paid in February 2016, in respect of the fourth quarter of 2015.

B. Capitalization and Indebtedness

        The following table sets forth our capitalization as of December 31, 2018:

        This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", and our consolidated financial statements and the notes thereto included in "Item 18. Financial Statements".

As of December 31, 2018
(in thousands of U.S. dollars)
Debt:(1)
Borrowings—current portion	429,437
Borrowings—non-current portion	805,560

Total debt	1,234,997

Partners' Equity:
Common unitholders: 45,448,993 units issued and outstanding	812,863
General partner: 927,532 units issued and outstanding	13,289
Preference unitholders: 5,750,000 Series A, 4,600,000 Series B and 4,000,000 Series C issued and outstanding	348,331
Incentive distribution rights	5,176

Total Partners' Equity	1,179,659

Total capitalization	2,414,656

(1)
All of our bank debt has been incurred by our vessel-owning subsidiaries. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities" for more information about our credit facilities.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

Risks Inherent in Our Business

Our fleet consists of 14 LNG carriers. The charters on two of the Steam vessels expire in 2019, one of which has been rechartered, and five further charters expire in 2020, including four Steam vessels. On redelivery, the vessels may operate in the short-term spot market until we successfully secure new multi-year time charters. Operating vessels in the spot market could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

        The Methane Jane Elizabeth is due to come off charter in October 2019 and the Methane Alison Victoria in December 2019, each plus or minus 30 days. A one-year charter has been secured for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership) commencing in either November or December 2019 at the Partnership's option. The charter rate for this one-year charter is lower than the current charter rates of either the Methane Jane Elizabeth or the Methane Alison Victoria. In addition, the Methane Rita Andrea, the Methane Shirley Elisabeth, the Methane Heather Sally, the GasLog Sydney and either the Methane Jane Elizabeth or the Methane Alison Victoria are due to come off charter during 2020. We continue to pursue opportunities for new multi-year charters for these vessels, but we may have difficulty in securing new charters at attractive rates and durations. In the interim, we may have exposure to the volatile spot market which is highly competitive and subject to significant price fluctuations. Moreover, multi-year charters that we secure for on-the-water vessels may not be as long in duration as multi-year charters we have enjoyed in the past. In recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market, there has been a decrease in the duration of term charters for on-the-water vessels with such charters now generally being anywhere between one and five years in duration. If we are unable to re-deploy a vessel, we will not receive any revenues from that vessel, and we will be required to pay expenses necessary to maintain the vessel in proper operating condition as well as to service the debt attached to that vessel.

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

Our fleet of 14 LNG carriers includes nine TFDE vessels and five Steam vessels. The charters on the five Steam vessels expire during 2019 and 2020. Whilst we will seek to recharter all five Steam vessels on multi-year contracts, advances in LNG carrier technology may negatively impact our ability to recharter these vessels on attractive terms. If we are unable to recharter the Steam vessels on multi-year charters with similar terms, our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements.

        Our Steam vessels are less efficient than larger and more modern LNG carriers and it may be more challenging to find spot and/or term employment for these vessels. However, we will continue to pursue new multi-year charters for these vessels. If we are unable to secure new multi-year charters, the Steam vessels may operate in the short-term spot market and the revenues and cash flows from these vessels are likely to decline following expiration of our current charter arrangements. Failure to secure new multi-year charters could adversely affect our future liquidity, results of operations and cash flows, including cash available for distribution to unitholders, as well as our ability to meet certain of our debt covenants

If the number of vessels available in the short-term or spot LNG carrier charter market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

        Most shipping requirements for new LNG projects continue to be secured on a multi-year basis, though the level of spot voyages and short-term time charters of less than 12 months in duration has grown in the past few years. If the number of vessels available in the short-term or spot charter market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, we may only be able to enter into short-term time charters upon expiration or early termination of our current charters. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders, if we enter into charters during periods when the market price for shipping LNG is depressed.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows.

        While we currently believe that the global LNG carrier fleet may experience high levels of utilization over the next two to three years, the supply of LNG carriers has been increasing as a result of the delivery and ordering of new ships. The development of liquefaction projects in the United States and the anticipation of exports beginning in early 2016 drove significant ordering activity. Whilst we saw a decline in ordering of newbuilds during 2016 and 2017, ordering of newbuilds increased in 2018, driven by strengthening charter rates and increasing expectations for long-term LNG supply and demand. According to Poten, as of February 11, 2019, the global fleet of LNG carriers (>65,000 cbm) consisted of 493 vessels, with 105 LNG carriers on order, of which 66 have long term charters. This increase in ship orders, the large number of ordered newbuilds that are uncommitted and any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping may have a negative impact on charter hire rates, ship utilization and ship values.

        If charter hire rates are lower when we are seeking new time charters, our revenues and cash flows, including cash available for distribution to unitholders, may decline.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

        We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet, fund our operations and meet our debt service obligations. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, the cost of retrofitting or modifying existing ships as a result of technological advances, changes in applicable environmental or other regulations or standards, customer requirements or otherwise. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions that are beyond our control. If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced distributions per unit. Inability to secure bank financing or access the capital markets could have a material adverse effect on our business, or financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

Four of our credit facilities, including our intercompany credit facility, are due to mature between 2019 and 2022. We cannot guarantee that renewal or replacement of these lines of credit will occur on similar or more favourable terms.

        Securing access to replacement funds in advance of the maturity of our current debt facilities cannot be assured on the same or similar terms. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or to pay distributions to unitholders. Any future debt or equity financing raised may contain unfavorable terms to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

Our relationship with GasLog is key to our operations and to our future growth. If GasLog fails to maintain a drop-down pipeline of vessels with multi-year charters and to support our operations and commercial endeavours, this would have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

        Our current drop-down pipeline is composed solely of GasLog vessels. Our future growth, at this time, is largely dependent on a continuing relationship with GasLog and other factors related to that relationship, some of which are beyond our control including our ability to:

  •
  maintain a drop-down pipeline of existing or newbuild vessels with multi-year charters from GasLog. GasLog's increased exposure to the spot market and potential lack of success in winning new charters for existing or newbuild vessels may limit the availability of vessels with multi-year charters that we are able to acquire;

  •
  access the financing required to fund the acquisition of vessels from GasLog; or

  •
  obtain the required consents from lenders and charterers for the acquisition of vessels from GasLog.

        We and our operating subsidiaries have entered into various service agreements with GasLog and its subsidiaries, including GasLog LNG Services. Under such agreements, GasLog and its subsidiaries provide certain administrative, financial and other services, and provide substantially all of our crew, technical management services (including vessel maintenance, periodic dry-docking, cleaning and painting, performing work required by regulations and human resources and financial services) and other advisory and commercial management services, including the sourcing of new contracts and renewals of existing contracts. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by GasLog and its subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us or our operating subsidiaries.

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

  •
  maintain access to capital under the revolving credit facility with GasLog entered into in April 2017, the "New Sponsor Credit Facility";

  •
  maintain satisfactory relationships with suppliers and other third parties;

  •
  recruit and retain suitably qualified and experienced seafarers and shore-based employees through GasLog pursuant to the services agreements we have entered into with GasLog. We currently rely on GasLog's ability to attract, hire, train and retain highly skilled and qualified personnel on our behalf in a highly competitive market; and

  •
  continue to meet technical and safety performance standards.

        If our ability to do any of the things described above is impaired, it would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our future growth depends on our ability to maintain our relationship with our existing customers, establish new customer relationships and obtain new time charter contracts, for which we face considerable competition from other established companies with significant resources, as well as recent and potential future new entrants.

        One of our principal objectives is to enter into additional multi-year, fixed-rate charters. The process of obtaining multi-year, fixed rate charters for LNG carriers is highly competitive and generally involves an intensive screening process by potential customers and the submission of competitive bids, all of which can often extend for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

  •
  size, age, technical specifications and condition of the ship;

  •
  efficiency of ship operations;

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

        We expect substantial competition from a number of experienced companies and recent and potential future new entrants to the LNG shipping market. Competitors may include other independent ship owners, state-sponsored entities and major energy companies that own and operate LNG carriers, all of whom may compete with independent owners by using their own fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we or GasLog have, and some have particular relationships that may provide them with competitive advantages. During 2017 and 2018, a number of marine transportation companies, including companies with strong reputations and extensive resources and experience, have either entered or significantly increased their presence in the LNG transportation market. There are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis and we may not be successful in executing any future growth plans, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

We may experience operational problems with vessels that reduce revenues and increase costs. In addition, there are risks associated with operating ocean-going ships. Any limitation in the availability or operation of our ships could have a material adverse effect on our business, our reputation, financial condition, results of operations and cash flows.

        Our fleet consists of 14 LNG carriers that are in operation. LNG carriers are complex and their operations are technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenues or higher than anticipated operating expenses or require additional capital expenditures.

        Furthermore, the operation of ocean-going ships carries inherent risks. These risks include the possibility of:

  •
  marine disaster;

  •
  piracy;

  •
  cyber attacks or other failures of operational and information technology systems;

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

  •
  death or injury to persons, damage to our ships, loss of property or environmental damage;

  •
  delays in the delivery of cargo;

  •
  loss of revenues from termination of charter contracts;

  •
  governmental fines, penalties or restrictions on conducting business;

  •
  litigation with our employees, customers or third parties;

  •
  higher insurance rates; and

  •
  damage to our reputation and customer relationships generally.

        If any of our ships are unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our 14 LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We currently derive the majority of our revenues from a single customer and in the immediate future we will continue to depend on one customer for nearly all of our revenues after our expected acquisition of additional vessels from GasLog. The loss of this customer would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        We currently derive the majority of our revenues from wholly-owned subsidiaries of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long term force majeure events or otherwise. If a customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar terms, we will suffer a loss of revenues. Such a loss could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

If we cannot meet our charterers' quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

        Customers, and in particular those in the LNG industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, continuously increasing requirements from LNG industry constituents can further complicate our ability to meet the standards. We are largely dependent on GasLog for our compliance with the standards of our customers. Any noncompliance by us, either suddenly or over a period of time, on one or more LNG carriers, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

  •
  the availability and allocation of capital by developers to new LNG projects, especially the major oil and gas companies and other leading participants in the LNG industry;

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

        In recent years, global crude oil prices were volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the difference in pricing between geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium-term charter rates for charters which commence in the near future.

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

  •
  the costs of exploration, development, production, transportation and distribution of natural gas;

  •
  expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources;

  •
  the level of worldwide LNG production and exports;

  •
  government laws and regulations, including but not limited to environmental protection laws and regulations;

  •
  local and international political, economic and weather conditions;

  •
  political and military conflicts; and

  •
  the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries as well as alternate sources of primary energy such as renewables.

        Given the significant global natural gas and crude oil price volatility referenced above, and with six vessels currently scheduled to come off charter during 2019 and 2020, a continuation of volatility in natural gas or oil prices may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

  •
  changes in the supply-demand balance of the global LNG carrier fleet and the size and contract profile of the LNG carrier orderbook;

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

        Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities. A further tightening of the credit markets may negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reduction in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and ability to make cash distributions to our unitholders.

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

        GasLog has an office in England and our vessels may visit ports within the United Kingdom. The United Kingdom is due to exit the European Union on March 29, 2019 and will then enter a transition period from March 30, 2019 to December 31, 2020 during which it will seek to complete its separation from the European Union. Uncertainty regarding the process the United Kingdom will follow to withdraw from the European Union, the transition period and the relationship between the United Kingdom and the European Union post 2020 may create economic instability in the United Kingdom which could disrupt our operations and have an adverse effect on our business. Whilst we will seek to minimize any potential risk by putting appropriate mitigation plans in place, we cannot assure you that these plans will be effective in all circumstances.

A cyber-attack could materially disrupt the Partnership's business.

        The Partnership relies on information technology systems and networks, the majority of which are hosted by GasLog, in its operations and the administration of its business. The Partnership's business operations, or those of GasLog, could be targeted by individuals or groups seeking to sabotage or disrupt the Partnership's or GasLog's information and operational technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt the Partnership's operations, including the safety and integrity of its operations, or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of the Partnership's information technology systems could have a material adverse effect on the Partnership's business and results of operations. While we have insurance policies in place to cover losses in the event of a cyber-related event, there can be no assurance that any specific event would be covered by these policies or that the losses would be covered in full.

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

        Our board of directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our partnership agreement and applicable law. There is no guarantee that we will continue to make distributions to our unitholders in the future (including cumulative distributions payable with respect to our Preference Units). The markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period. We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.375 per unit on our common units and general partner units or to pay the quarterly preference distributions on our Preference Units. The amount of cash we can distribute on our units depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

  •
  the rates we obtain from our charters and the performance by our charterers of their obligations under the charters;

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

  •
  our financial covenants, especially as concerns the minimum liquidity that we are required to maintain at all times;

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

        We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures from operating surplus totaled $49.3 million for the year ended December 31, 2018. We estimate that future maintenance and replacement capital expenditures will average approximately $54.8 million per full year, including potential costs related to replacing current vessels at the end of their useful lives. Maintenance and replacement capital expenditures include capital expenditures associated with (i) the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or dry-docking) and (ii) modifying an existing vessel or acquiring a new vessel, to the extent these expenditures are incurred to maintain, enhance or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

  •
  the cost of labor and materials;

  •
  the time required to carry out any investments;

  •
  customer requirements;

  •
  the size of our fleet;

  •
  the cost of replacement vessels;

  •
  the length and terms of our charters;

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

The derivative contracts used to hedge our exposure to fluctuations in interest rates and foreign exchange rates could result in reductions in our partners' equity as well as charges against our profit.

        We enter into derivative contracts from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness and in foreign exchange rates relating to our operating expenditures that are denominated in currencies other than the U.S. dollar. As of December 31, 2018, we had six interest rate swaps in place with a notional amount of $625.0 million (of which $75.0 million had an effective date of January 2019) and nine foreign exchange forward contracts to purchase a total notional amount of €18.0 million. None of the existing derivative contracts were designated as a cash flow hedging instrument. The changes in their fair value are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit and earnings per unit and would affect compliance with the market value adjusted net worth covenants in our credit facilities. For future interest rate swaps and foreign exchange forwards that may be designated as cash flow hedging instruments, the changes in the fair value of the contracts will be recognized in our statement of other comprehensive income as cash flow hedge gains or losses for the period, and could affect compliance with the market value adjusted net worth covenants in our credit facilities.

        There is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or foreign exchange rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost and availability of interest rate and currency hedges may increase or suitable hedges may not be available.

Our earnings and business are subject to the credit risk associated with our contractual counterparties.

        We will enter into, among other things, time charters and other contracts with our customers, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk. For example, the majority of our vessels are chartered to, and we received the majority of our total revenues for the year ended December 31, 2018 from, subsidiaries of Shell. During 2019, two of our vessels will be on charter to Trafigura and one will be on charter to Cheniere. While we believe both of these companies to be strong counterparties, their creditworthiness as assessed by independent parties such as credit rating agencies is less strong than that of Shell. In the future, we may enter into new charters with these and other counterparties who are less creditworthy.

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

  •
  our debt level may make us more vulnerable than our competitors with less debt to competitive pressures, changes in financial market conditions or a downturn in our industry or the economy generally;

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

        Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. As of December 31, 2018, we had an aggregate of $1,235.0 million of indebtedness outstanding under our credit facilities, of which $429.4 million is repayable within one year. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources".

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
  pay dividends or distributions;

  •
  make certain negative pledges and grant certain liens;

  •
  sell, transfer, assign or convey assets;

  •
  make certain investments; and

  •
  enter into a new line of business.

        In addition, such financing agreements may require us to comply with certain financial ratios and tests, including, among others, maintaining a minimum liquidity, maintaining positive working capital, ensuring that EBITDA exceeds debt service obligations (any amounts payable for interest and debt installments calculated on a trailing four-quarter rolling average basis), maintaining a minimum collateral value, and maintaining a minimum book equity ratio. Our ability to comply with the restrictions and covenants, including financial ratios and tests, contained in such financing agreements is dependent on future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.

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

        Acquisitions that expand our fleet are an important component of our strategy. Under the omnibus agreement, we currently have the option to purchase from GasLog: (i) the GasLog Glasgow within 36 months after GasLog notifies our board of directors of her acceptance by her charterer, and (ii) the GasLog Houston within 30 days following receipt of notice from GasLog that the vessel has commenced its multi-year charter (being at least five years in length). In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement. In addition, according to the terms of the omnibus agreement, GasLog will be required to offer us the opportunity to purchase each of Hull Nos. 2131, 2213, 2262, 2300, 2301, 2311 and 2312 within 30 days of the commencement of their respective charters.

        We will not be obligated to purchase any of these vessels and, accordingly, we may not complete the purchase of any of such vessels. Furthermore, if we are able to agree on a price with GasLog, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us. In light of recent master limited partnership ("MLP") market volatility, it may be more difficult for us to complete an accretive acquisition.

        We believe that other acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or other asset or business may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders, including risks that we may:

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

        Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common units or Preference Units. Our future acquisitions could present a number of risks, including the risk of failing to integrate successfully and timely the operations or management of any acquired vessels or businesses and the risk of diverting management's attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our business, financial condition, results of operations and cash available for distribution could be adversely affected.

In 2019, two of our vessels are scheduled to be dry-docked and in 2020, four of our vessels are scheduled to be dry-docked. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

        Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to unitholders, could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2019 (2 vessels), 2020 (4 vessels), 2021 (4 vessels) and 2023 (4 vessels).

Delays in deliveries of GasLog's newbuilding vessels could adversely affect our business.

        We may expand our fleet by acquiring newly built vessels from GasLog pursuant to the omnibus agreement. The delivery of any newbuildings could be delayed, which would adversely affect our future growth, which is expected to be primarily based on the acquisition of vessels from GasLog.

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

        Certain of GasLog's existing debt instruments impose operating and financial restrictions on GasLog, including financial maintenance covenants. GasLog's ability to meet certain operating and financial restrictions in its existing debt instruments is dependent in part on the charter rates which it obtains for its vessels. GasLog is active in the LNG shipping spot market through its participation in The Cool Pool Limited with Golar LNG Ltd. The charter rates available for spot/short-term charters of LNG carriers have been at historically low levels for the last several years and although recent months have seen significantly higher rates, this has been accompanied by market volatility and we cannot be certain that the late 2018 peak will be sustained. GasLog continuously monitors and manages its covenant compliance. Under GasLog's credit facilities, as is typical with secured credit facilities generally, a default by the borrower permits the lenders to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on GasLog vessels. Our future growth, which is expected to be based on the acquisition of vessels from GasLog, would also be adversely affected by such a default event if it was to occur. We are also dependent on GasLog for the provision of administrative, commercial and ship management services.

        Additionally, any default by GasLog under its corporate guarantees could result in a default under the loan facilities related to the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally, the Methane Becki Anne, the GasLog Seattle, the GasLog Greece, the GasLog Geneva, the GasLog Gibraltar and the Solaris.

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

        Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States has enacted legislation, and more recently a convention adopted by the IMO has become effective, governing ballast water management systems on ocean-going ships. The IMO has also established progressive standards limiting the sulfur content of fuel, which are being phased in between 2012 and 2020. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel or pollution controls) in order for us to maintain our ships' compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

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

        There is increasing focus on the environmental footprint of the energy and transportation sectors from governments, regulators, shareholders, customers, environmental pressure groups and other stakeholders. This has been manifested recently by Shell's commitment to base executive remuneration in part on the achievement of specific carbon emissions targets, covering all of its activities and products and those of its suppliers. GasLog's vessels on charter to Shell and other energy companies form part of their supply chain and are likely to be captured within these targets. In addition, many large financial institutions are under pressure both to reduce their own environmental footprints and to monitor the environmental footprints of the companies and projects to which they lend. While LNG is among the cleanest marine transportation fuels and while there are no legally binding obligations on GasLog or its peers to reduce emissions today, the focus and pressure on the environmental footprint of the marine transportation sector is likely to remain high and may increase. Any specific requirements imposed on GasLog by regulators, governments, customers or other stakeholders may impact the useful life of our vessels, increase our operating costs or require us to undertake significant investments in our vessels which may reduce our revenues, profits and cash flows and may impact our ability to pay distributions to our unitholders.

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

        Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Malacca. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in July, August and September 2018, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Our business could be harmed by these tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations which could adversely affect our results of operations and cash flows.

        The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage, failure of or disruption to information and operational technology systems and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including collision, explosion, spills and other environmental mishaps, and other liabilities arising from owning, operating or managing ships in international trade. Although we carry protection and indemnity, hull and machinery and loss of hire insurance covering our ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. In addition, we may be unable to insure against certain cyber events that may disrupt our information and operational technology systems. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

        In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations and, as a member of such associations, we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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

        On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement of many of the sanctions against Iran's energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. In May 2018, President Trump announced the withdrawal of the U.S. from the Joint Comprehensive Plan of Action and almost all the U.S. sanctions waived and lifted in January 2016 were reinstated in August 2018 and November 2018, respectively.

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

        GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR came into force on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial conditions, results of operations, cash flows and ability to pay distributions.

        The European Union Code of Conduct Group has assessed the tax policies of a range of countries including Bermuda, where our vessel owning entities are incorporated. Bermuda was included in a list of jurisdictions which are required to address the European Union Code of Conduct Group's concerns in respect of 'economic substance'. Bermuda, along with the British Virgin Islands, the Cayman Islands, Guernsey, Bailiwick of Jersey and the Isle of Man, has committed to comply with the European Union Code of Conduct Group's requirements on economic substance and has passed legislation in the form of the Economic Substance Act 2018 (the "ESA"). Currently, there is uncertainty surrounding the final form of the ESA and the relevant regulations as the Bermuda government, along with the respective governments of the other jurisdictions referenced above, remain in discussions with the European Union Code of Conduct Group.

        At present, the impact of these new economic substance requirements is unclear, and it is not possible to accurately predict the effect of these requirements on GasLog and its business. The requirements may increase the complexity and costs of carrying on GasLog's business and could also affect GasLog's operations.

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely impact our ability to manage our exposure to fluctuations in interest rates.

        On July 27, 2017, the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that the continuation of LIBOR on the current basis is not guaranteed after 2021. It is not possible to predict the effect of the FCA announcement, any changes in the methods pursuant to which LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the United Kingdom and elsewhere, or result in the phasing out of LIBOR as a reference rate for securities. The changes may adversely affect the trading market for LIBOR based agreements, including our credit facilities, interest rate swaps and Preference Units.

        Further, if a LIBOR rate is not available on a determination date during the floating rate period for any of our LIBOR based agreements, the terms of such agreements will require alternative determination procedures which may result in interest or distribution payments differing from expectations and could affect our profit and the market value of our Preference Units.

        In addition, any changes announced by the FCA, including the FCA Announcement, the ICE Benchmark Administration Limited (the independent administrator of LIBOR) or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which LIBOR rates are determined may result in a sudden or prolonged increase or decrease in reported LIBOR rates. If that were to occur, the level of interest or distribution payments during the floating rate period for our LIBOR based agreements would be affected and could affect our profit or the market value of our Preference Units.

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

        The government of a jurisdiction where one or more of our ships are registered could requisition for title or seize our ships. Requisition for title occurs when a government takes control of a ship and becomes its owner. Also, a government could requisition our ships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition ships in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our ships, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our ships would result in off-hire days under our time charters, may cause us to breach covenants in certain of our credit facilities and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

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

        Our partnership agreement further restricts unitholders' voting rights by providing that if any person or group owns beneficially more than 4.9% of any class or series of units (other than the Preference Units) then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law.

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

        GasLog currently owns limited partnership units representing a 25.5% partnership interest and a 2.0% general partner interest in us, and owns and controls our general partner. In addition, our general partner has the right to appoint four of seven, or a majority, of our directors. Certain of our directors and officers are directors and officers of GasLog or its affiliates, and, as such, they have fiduciary duties to GasLog or its affiliates that may cause them to pursue business strategies that disproportionately benefit GasLog or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between GasLog and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. See "—Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors". These conflicts include, among others, the following situations:

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

Fees and cost reimbursements, which GasLog or its applicable affiliate will determine for services provided to us and our subsidiaries, will be substantial, will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2018, will be payable regardless of our profitability and will reduce our cash available for distribution to our unitholders.

        Pursuant to the ship management agreements, our subsidiaries pay fees for technical and vessel management services provided to them by GasLog LNG Services, and reimburse GasLog LNG Services for all expenses incurred on their behalf. These fees and expenses include all costs and expenses incurred in providing the crew and technical management of the vessels in our fleet to our subsidiaries. In addition, our operating subsidiaries pay GasLog LNG Services a fixed management fee for costs and expenses incurred in connection with providing these services to our operating subsidiaries.

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

        For a description of the ship management agreements, commercial management agreements and the administrative services agreement, see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions". The aggregate fees and expenses payable for services under the ship management agreements, commercial management agreements and administrative services agreement for the year ended December 31, 2018 were $7.2 million, $5.0 million and $10.4 million, respectively. As the fees under the administrative services agreement relate to the GasLog Gibraltar and the Methane Becki Anne only since their acquisition from GasLog in April and November 2018, respectively, the fees and expenses payable pursuant to this agreement will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2018. Additionally, these fees and expenses will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of GasLog or its applicable affiliate, including GasLog LNG Services, could adversely affect our ability to pay cash distributions to our unitholders.

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

  •
  It is difficult for unitholders to remove our general partner without its consent. The vote of the holders of at least 66 2/3% of all outstanding common units, including any units owned by our general partner and its affiliates, voting together as a single class is required to remove the general partner. As of February 21, 2019, GasLog owns 26.1% of our outstanding common units. Common unitholders are entitled to elect only three of the seven members of our board of directors. Our general partner, by virtue of its general partner interest, in its sole discretion, appoints the remaining directors (subject to its right to transfer the power to elect a majority of our directors to the common unitholders).

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

  •
  Unitholders' voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class or series of units (other than the Preference Units) then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. Effectively, this means that the voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation, except with respect to voting their common units in the election of the elected directors.

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

        We have granted registration rights to GasLog and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of February 21, 2019, GasLog owns 11,843,691 common units and all of the incentive distribution rights. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

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

        GasLog, as the holder of all of the incentive distribution rights, has the right, at a time when it has received incentive distributions at the highest level to which it is entitled (23.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by GasLog, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution"), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

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

        We may, without the approval of our common unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. For example, in January 2018, we completed a public offering of 4,600,000 8.200% Series B Preference Units (including 600,000 units issued upon exercise in full by the underwriters of their option to purchase additional Series B Preference Units). Furthermore, in November 2018, we completed a public offering of 4,000,000 8.500% Series C Preference Units.

        On May 16, 2017, the Partnership commenced its ATM Programme under which we may, from time to time, raise equity through the issuance and sale of new common units. Following an increase in the size of the ATM Programme completed on November 3, 2017, we can issue up to $144.0 million in new common units. As of February 21, 2019 5,291,304 common units have been issued through the ATM Programme.

        Under the ATM Programme, in the year ended December 31, 2018, GasLog Partners issued and received payment for 2,553,889 common units at a weighted average price of $23.72 per common unit for total gross proceeds of $60.6 million and total net proceeds of $60.0 million, after broker commissions of $0.2 million and other expenses of $0.4 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 52,121 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1.2 million.

        Included within the units issued under the ATM Programme, the Partnership agreed to sell 2,250,000 common units to funds managed by Tortoise Capital Advisors L.L.C. ("Tortoise") for gross proceeds of $53.1 million through the Partnership's ATM Programme on September 26, 2018.

        In April 2018, we issued 1,858,975 common units to GasLog in part payment for the purchase of GAS-fourteen Ltd.

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

        If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. GasLog, which owns and controls our general partner, owns 26.1% of our outstanding common units.

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

  •
  repurchases by us of our common units pursuant to our unit repurchase programme;

  •
  actual or anticipated fluctuations in quarterly and annual results;

  •
  fluctuations in oil and natural gas prices;

  •
  fluctuations in the seaborne transportation industry, including fluctuations in the LNG carrier market;

  •
  fluctuations in supply of and demand for LNG;

  •
  mergers and strategic alliances in the shipping industry;

  •
  changes in governmental regulations or maritime self-regulatory organizations standards;

  •
  shortfalls in our operating results from levels forecasted by securities analysts;

  •
  announcements concerning us or our competitors or other MLPs;

  •
  the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

  •
  general economic conditions including fluctuations in interest rates;

  •
  terrorist acts;

  •
  future sales of our units or other securities, including sales under our ATM Programme;

  •
  investors' perceptions of us, the LNG market and LNG shipping industries;

  •
  significant cash redemptions from funds invested in the MLP sector;

  •
  inclusion or exclusion of our units in equity market indices and exchange traded funds;

  •
  the general state of the securities markets; and

  •
  other developments affecting us, our industry or our competitors.

        Securities markets worldwide are experiencing price and volume fluctuations. The market price for our common units may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common units despite our operating performance.

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

We are a "foreign private issuer" under NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

        We are a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consists of independent directors and (ii) the requirement that a compensation committee to a nominating/corporate governance committee can be established.

        Accordingly, in the future you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

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

        Our Preference Units are subordinated to all of our existing and future indebtedness. As of December 31, 2018, we had an aggregate of $1,235.0 million of outstanding indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay distributions to unitholders. Our partnership agreement authorizes the issue of an unlimited number of preference units in one or more class of units. The issuance of additional preference units on a parity with or senior to our Preference Units would dilute the interests of the holders of our Preference Units, and any issuance of preference units senior to or on a parity with our Preference Units or of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Preference Units. No provisions relating to our Preference Units protect the holders of our Preference Units in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Units.

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

        The payment due to a holder of any of our Series A Preference Units, Series B Preference Units or Series C Preference Units upon a liquidation is fixed at the redemption preference of $25.00 per unit plus accumulated and unpaid distributions to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, holders of Preference Units will have no right to receive or to participate in these amounts. Furthermore, if the market price for Preference Units is greater than the liquidation preference, holders of Preference Units will have no right to receive the market price from us upon our liquidation.

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

        We have not sought to obtain a rating for any series of Preference Units, and the units may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series A, Series B or Series C Preference Units or that we may elect to obtain a rating of our Series A, Series B or Series C Preference Units in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to a series of Preference Units in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, or if ratings for such other securities would imply a lower relative value for the Preference Units, could adversely affect the market for, or the market value of, the Preference Units. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Preference Units. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of either the Series A, Series B or Series C Preference Units may not reflect all risks related to us and our business, or the structure or market value of the Preference Units.

Market interest rates may adversely affect the value of our Preference Units.

        One of the factors that will influence the price of our Preference Units will be the distribution yield on the Preference Units (as a percentage of the price of our Series A, Series B or Series C Preference Units, as applicable) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our Preference Units to expect higher distribution yields, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distributions. Accordingly, higher market interest rates could cause the market price of our Preference Units to decrease.

The Preference Units are redeemable at our option.

        We may, at our option, redeem all or, from time to time, part of the Series A Preference Units on or after June 15, 2027, the Series B Preference Units on or after March 15, 2023 or the Series C Preference Units on or after March 15, 2024. If we redeem your Series A, Series B or Series C Preference Units, you will be entitled to receive a redemption price equal to $25.00 per unit plus accumulated and unpaid distributions to the date of redemption. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the applicable series of Preference Units had such series of Preference Units not been redeemed. We may elect to exercise our partial redemption right on multiple occasions.

The historical levels of three-month LIBOR are not an indication of the future levels of three-month LIBOR, and the potential phasing out of LIBOR after 2021 may adversely affect the value of and return on our Preference Units.

        The distribution rates for the Series B Preference Units and the Series C Preference Units will be determined based on three-month LIBOR, from and including March 15, 2023 and March 15, 2024, respectively. The distribution rate for the Series A Preference Units will be determined based on three-month LIBOR from and including June 15, 2027. In the past, the level of three-month LIBOR has experienced significant fluctuations. Historical levels, fluctuations and trends of three-month LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in three-month LIBOR is not an indication that three-month LIBOR is more or less likely to increase or decrease at any time during the floating rate period for a series of Preference Units, and you should not take the historical levels of three-month LIBOR as an indication of its future performance. Although the actual three-month LIBOR on a distribution payment date or at other times during a distribution period with respect to a series of Preference Units may be higher than the three-month LIBOR on the applicable distribution determination date for such series, you will not benefit from the three-month LIBOR at any time other than on the distribution determination date for such distribution period. As a result, changes in the three-month LIBOR may not result in a comparable change in the market value of the Series B Preference Units on or after March 15, 2023, the Series C Preference Units on or after March 15, 2024 or the Series A Preference Units on or after June 15, 2027.

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

        We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2019 tax year, unless our general partner exercises the "GasLog option" described in "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—U.S. Taxation of Shipping". Even if

we do not qualify for such an exemption, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for distribution to our unitholders. For 2018, the U.S. source gross transportation tax was $0.6 million. For a more detailed discussion, see the section entitled "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—United States".

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

ITEM 4.    INFORMATION ON THE PARTNERSHIP

A.    History and Development of the Partnership

        GasLog Partners was formed on January 23, 2014 as a Marshall Islands limited partnership. GasLog Partners and its subsidiaries are primarily engaged in the ownership, operation and acquisition of LNG carriers engaged in LNG transportation under multi-year charters. The Partnership conducts its operations through its vessel-owning subsidiaries and, as of February 21, 2019, we have a fleet of 14 LNG carriers, including nine vessels with modern TFDE propulsion technology and five modern Steam vessels.

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

(i) to partially fund the acquisition of GasLog vessel owning subsidiaries, (ii) to pay down debt or (iii) for general corporate purposes:

Date of Equity Offering	Equity Offering	Principal Use of Proceeds	Date Vessel Acquisition Completed
November 15, 2018	Preference equity offering, Series C Preference Units
January 17, 2018	Preference equity offering, Series B Preference Units	Acquisition of the GasLog Gibraltar	April 26, 2018
May 16, 2017 onwards	Common equity offering through our ATM Programme	Acquisition of the Solaris	October 20, 2017
May 15, 2017	Preference equity offering, Series A Preference Units	Acquisition of the GasLog Geneva	July 3, 2017
January 27, 2017	Follow-on common equity offering	Acquisition of the GasLog Greece	May 3, 2017
August 5, 2016	Follow-on common equity offering	Acquisition of the GasLog Seattle	November 1, 2016
June 26, 2015	Follow-on common equity offering	Acquisition of the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally	July 1, 2015
September 29, 2014	Follow-on common equity offering	Acquisition of the Methane Rita Andrea and Methane Jane Elizabeth	September 29, 2014

        We maintain our principal executive offices at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Our telephone number at that address is +377 97 97 51 15.

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at http://www.gaslogmlp.com.

B. Business Overview

Overview

        We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under multi-year charters. Our fleet of 14 LNG carriers, which have fixed charter terms expiring between 2019 and 2026, except for one which is operating in the spot market, were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner. The charters on two of the vessels expire in 2019, one of which will begin a new one-year time charter with Trafigura, and five further charters will expire in 2020. On redelivery, the vessels may operate in the short-term spot market until we secure new multi-year time charters.

        Our fleet consists of 14 LNG carriers, including nine vessels with modern TFDE propulsion technology and five modern Steam vessels. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners.

        We operate our vessels mainly under multi-year charters with fixed-fee contracts that generate predictable cash flows during the life of these charters. One of our vessels currently operates in the spot market through an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (the "Cool Pool"). We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing. For further discussion of the risks that we face, please read "Item 3. Key Information—D. Risk Factors".

        GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers which provides support to international energy companies as part of their LNG logistics chain. GasLog was founded by its chairman, Peter G. Livanos, whose family's shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the NYSE on March 30, 2012, under the ticker symbol "GLOG". At the time of its initial public offering, GasLog's wholly owned fleet consisted of ten LNG carriers, including eight newbuildings on order. Since its initial public offering, GasLog has increased by approximately 118% the total carrying capacity of vessels in its fleet, which includes vessels on the water and newbuildings on order. As of February 21, 2019, GasLog's wholly owned and bareboat fleet includes 21 LNG carriers, including 12 ships on the water and nine LNG carriers on order from Samsung, as well as a 27.5% ownership in the Partnership. See "—Our Fleet".

Our Fleet

Owned Fleet

        The following table presents information about our fleet as of February 21, 2019:

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
1	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
2	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019(1)	—
3	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019(1)	—
	Methane Jane Elizabeth or Methane Alison Victoria(1)	2006/2007	145,000	Trafigura	Steam	November or December 2020	2021 - 2024(2)
4	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
5	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023 - 2025(3)
6	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027 - 2029(3)
7	GasLog Shanghai	2013	155,000	Spot Market(4)	TFDE	—	—
8	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021 or January 2022	2022 - 2028(5)
9	GasLog Sydney	2013	155,000	Cheniere(6)	TFDE	June 2020	2020 - 2021(7)
10	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	2025 - 2030
11	Solaris	2014	155,000	Shell	TFDE	June 2021	—
12	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031(8)
13	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028 - 2031(9)
14	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028 - 2031(9)

(1)
GasLog Partners has secured a one-year charter for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership) commencing in either November or December 2019 at the Partnership's option. The charter rate for this one-year charter is lower than the current charter rates of either the Methane Jane Elizabeth or the Methane Alison Victoria.

(2)
Charterer may extend the term of this time charter for a period ranging from one to four years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)
Charterer may extend the term of the related charters for one extension period of three or five years, and each charter requires that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)
The vessel is currently operating in the spot market under the Cool Pool.

(5)
Charterer may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(6)
The vessel began its 18-month charter with Cheniere in December 2018.

(7)
Charterer may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(8)
Charterer may extend the term of the time charter for a period of five years, provided that the charterer gives us advance notice of declaration.

(9)
Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

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

  •
  each of our ships is equipped with a modern steam turbine or TFDE propulsion technology;

  •
  Bermuda is the flag state of each ship;

  •
  each of our ships has received an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

  •
  our fleet has an average age of 7.3 years, making it one of the youngest in the industry, compared to a current average age of 9.89 years for the global LNG carrier fleet including LNG carriers of all sizes as of December 31, 2018.

Charter expirations

        The Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Rita Andrea, the Methane Shirley Elisabeth, the GasLog Sydney and the Methane Heather Sally are due to come off charter in October 2019, December 2019, April 2020, June 2020, June 2020 and December 2020, respectively, each plus or minus 30 days. GasLog Partners has secured a one-year charter for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership), commencing in either November or December 2019 at the Partnership's option. The charter rate for this one-year charter is lower than the current charter rates of either the Methane Jane Elizabeth or the Methane Alison

Victoria. GasLog Partners continues to pursue opportunities for new multi-year charters with third parties and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions.

Additional Vessels

  Existing Vessel Interests Purchase Options

        We currently have the option to purchase from GasLog: (i) the GasLog Glasgow within 36 months after GasLog notifies our board of directors of her acceptance by her charterers and (ii) the GasLog Houston within 30 days following receipt of notice from GasLog that the vessel has commenced its multi-year charter (being at least five years in length). In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement. Our option to acquire the Methane Julia Louise expired in March 2018, while the options to acquire the GasLog Genoa and the GasLog Hong Kong expired in April 2018.

        See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement—Noncompetition" for additional information on the LNG carrier purchase options.

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)
1	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026
2	GasLog Houston	2018	174,000	Shell	LP-2S	May 2028

(1)
Indicates the expiration of the initial fixed term.

  Five-Year Vessel Business Opportunities

        GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as "Five-Year Vessels". The seven newbuildings listed below will each qualify as a Five-Year Vessel upon commencement of their respective multi-year charters, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier		Year Built(1)	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(2)
1	Hull No. 2131	Q1 2019	174,000	Shell	LP-2S	2029
2	Hull No. 2213	Q2 2020	180,000	Centrica	LP-2S	2027
3	Hull No. 2262	Q3 2020	180,000	Centrica	LP-2S	2027
4	Hull No. 2300	Q4 2020	174,000	Cheniere	LP-2S	2027
5	Hull No. 2301	Q4 2020	174,000	Cheniere	LP-2S	2027
6	Hull No. 2311	Q2 2021	180,000	Cheniere	LP-2S	2028
7	Hull No. 2312	Q3 2021	180,000	Cheniere	LP-2S	2028

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

  Vessel Acquisition Considerations

        We are not obligated to purchase any of the vessels from GasLog described in the previous sections and, accordingly, we may not complete the purchase of any such vessels. Furthermore, our ability to purchase any additional vessels, including under the omnibus agreement from GasLog, is dependent on our ability to obtain financing to fund all or a portion of the acquisition costs of these vessels. Following the Series C Preference Units raise completed on November 15, 2018, we have raised additional net proceeds of approximately $96.3 million which will be used for general partnership purposes, which may include funding future vessel acquisitions. We currently expect that this will include future acquisitions from GasLog. Our ability to acquire additional vessels from GasLog is also subject to obtaining any applicable consents of governmental authorities and other non-affiliated third parties, including the relevant lenders and charterers. Under the omnibus agreement, GasLog will be obligated to use reasonable efforts to obtain any such consents. We cannot assure you that in any particular case the necessary consent will be obtained. See "Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Business" for a discussion of the risks we face in acquiring vessels. See also "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement".

Ship Time Charters

        We provide the services of all of our ships under multi-year time charters, except for the GasLog Shanghai which is trading in the Cool Pool. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the ship owner provides crewing and other services related to the ship's operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges and canal fees and LNG boil-off).

        Our subsidiaries that own the Methane Rita Andrea, the Methane Shirley Elisabeth, the Methane Becki Anne and the Methane Heather Sally have entered into separate time charters for each vessel with MSL. Our subsidiaries that own the GasLog Seattle and the Solaris have entered into separate time charters for the vessels with a subsidiary of Shell. The Solaris is also managed and operated by a subsidiary of Shell. The subsidiary that owns the GasLog Greece has entered into a master time charter with MSL that also includes the GasLog Glasgow, a GasLog vessel. The subsidiaries that own the GasLog Geneva and the GasLog Gibraltar are party to a master time charter with MSL. A separate confirmation memorandum has been issued for each ship to specify the individual commercial charter terms.

        The subsidiaries that own the GasLog Sydney and the GasLog Santiago have entered into separate time charters with subsidiaries of Cheniere and Trafigura, respectively. If we exercise our option to purchase the GasLog Glasgow or the GasLog Houston, or, once offered by GasLog, Hull No. 2131, such LNG carriers will be chartered to Shell. If we exercise our option to purchase Hull Nos. 2213 or 2262 once offered by GasLog, such LNG carriers will be chartered to Centrica. If we exercise our option to purchase Hull Nos. 2300, 2301, 2311 or 2312 once offered by GasLog, such LNG carriers will be chartered to Cheniere.

        The following discussion describes the material terms of the time charters for our fleet.

Initial Term, Extensions and Redelivery

        The initial terms of the time charters for the Methane Rita Andrea and the Methane Jane Elizabeth began upon their acquisition by GasLog in April 2014 and will terminate in April 2020 plus or minus 30 days and October 2019 plus or minus 30 days, respectively.

        The initial terms of the time charters for the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally began upon their acquisition by GasLog on June 4, 2014, June 11, 2014 and June 25, 2014, respectively, and will terminate in December 2019 plus or minus 30 days, June 2020 plus or minus 30 days and December 2020 plus or minus 30 days, respectively.

        The initial term of the time charter for the GasLog Seattle began upon delivery of the ship to GasLog in 2013 and will terminate in June 2021. Shell has two consecutive five-year extension options which, if exercised, would extend the charter for a period of either five or ten years beyond the initial charter expiration date. The charter requires that the charterer provide the owner with advance notice of its exercise of any extension option and no such nomination has been received within the required notice period. Accordingly, the GasLog Seattle is due to come off charter on June 2021 plus or minus 30 days.

        The initial terms of the time charters for the GasLog Greece, the GasLog Geneva and the GasLog Gibraltar began upon delivery of the ships and will terminate in 2026, 2023 and 2023, respectively. For the GasLog Greece, MSL has the option to extend the term of the charter for up to five years and, for the GasLog Geneva and the GasLog Gibraltar, MSL has the option to extend the term of the charter for up to eight years. Each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

        The term of the time charter for the Solaris began upon delivery of the ship to GasLog in 2014 following an initial period during which the ship operated under a maiden voyage time charter, the purpose of which was to facilitate completion by Shell of an operational discharge inspection of the ship. The charter requires that the charterer provides the owner with advance notice of its exercise of any extension option and no such nomination has been received within the required notice period. Accordingly, the Solaris is due to come off charter in June 2021 plus or minus 30 days.

        The initial term of the time charter for the Methane Becki Anne began upon its acquisition by GasLog in 2015 and will terminate in 2024. MSL has the option to extend the term of the time charter for an additional period of either three years beyond the initial charter expiration date.

        The term of the time charter of the GasLog Sydney began on its delivery to Cheniere in December 2018 and will terminate in June 2020. Cheniere has the option to extend the term of the time charter for two further periods of one hundred and eighty days each at specified rates.

        The term of the time charter of the GasLog Santiago began on its delivery to Trafigura in August 2018 and will terminate in December 2021. Trafigura has various options to extend the term of the time charter for between one and seven years at specified rates.

        A one-year charter for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership) has been secured with Trafigura commencing in either November or December 2019 at the Partnership's option. The charter rate for this one-year charter is lower than the current charter rates of either the Methane Jane Elizabeth or the Methane Alison Victoria.

        The terms and periods for fixtures of the GasLog Shanghai vary from charter to charter, as is the nature of trading in the spot market.

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

        The hire rates provided for under the time charters for the GasLog Greece, the GasLog Geneva, the GasLog Gibraltar and the Methane Becki Anne include only one component that is a fixed daily amount that increases during any option period.

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

The Cool Pool

        On May 18, 2018, the Partnership, through the GasLog Shanghai, entered the Cool Pool to market its vessel operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the growing LNG market by providing customers with reliable, flexible and innovative solutions to meet their increasingly complex shipping requirements. As of February 21, 2019, the Cool Pool consists of 16 modern efficient TFDE LNG carriers in the 153,500-170,000 cbm range. The Cool Pool charters the vessels for periods up to one year in duration as agents for the owners, who each remain responsible for the technical and commercial operation of their vessels and performance of the contracts.

        The Cool Pool focuses on charters of 12 months' duration or less. The scheduling of employment opportunities in excess of 12 months will remain the mandate of the respective vessel owner. If a Cool Pool vessel is scheduled by an owner for a charter that exceeds 12 months in duration, such vessel will cease to be part of the Cool Pool. Gross pool revenues represent time charter revenues earned by GasLog vessels participating in the pool under charter agreements where GasLog or GasLog Partners contracts directly with charterers. Revenue is recognised on a monthly basis given that, when the vessel is made available and services are provided to the charterer during the period, the amount can be estimated reliably and collection of the related revenue is reasonably assured.

        Voyage expenses and commissions include the net allocation from the pool which represents GasLog's or GasLog Partners' share of the net revenues earned from the other pool participants' vessels less the other participants' share of the net revenues earned by GasLog's or GasLog Partners' vessels included in the pool. Each participant's share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on charter party terms including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through the GasLog Shanghai, we operate in the spot market that covers short-term charters of one year or less. In the future, more of our vessels may operate in the more volatile spot market.

        Although we believe that the GasLog Group is one of a small number of large independent owners who focus primarily on newly-built, technically advanced LNG carriers, a growing number of other independent shipping companies also own and operate, and in some cases manage, LNG carriers and have new ships under construction. Several of these other ship owners and managers have decided to enter, or to expand their presence in, the LNG market with newbuilding vessels over the last year, and potentially others may also attempt to participate in the LNG market in the future.

        In addition to independent owners, some of the major oil and gas producers own LNG carriers and, in the recent past, they have contracted for the construction of new LNG carriers. Certain national oil and gas and shipping companies also have large fleets of LNG carriers that have expanded and may continue to expand. Some of these companies, as well as other market participants such as trading companies who have LNG shipping capacity contracted on multi-year charters, may compete with independent owners by using their fleets to carry LNG for third parties.

Seagoing and Shore-Based Employees

        We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2018, GasLog employed (directly and through ship managers) approximately 1,517 seafaring staff who serve on GasLog's owned and managed vessels (including our fleet) as well as 160 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements".

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. As a result, GasLog has historically enjoyed high retention rates. In 2018, GasLog's retention rate was 96% for senior seagoing officers, 98% for other seagoing officers and 94% for shore staff.

        Although GasLog has historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRUs has been increasing as the global fleet of LNG carriers and FSRUs continues to grow. This increased demand has, and may continue, to put inflationary cost pressure on ensuring qualified and well trained crew are available to GasLog. However, we and GasLog expect that the impact of cost increases would be mitigated to some extent by certain provisions in our time charters, including automatic periodic adjustment and cost review provisions.

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

        To ensure each ship is maintained in accordance with classification society standards and for maintenance of the class certificate, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classes are required to be performed periodically. Surveys are based on a five-year cycle that consists of annual surveys, intermediate surveys that are typically completed between the second and third years of every five-year cycle, and comprehensive special surveys (also known as class renewal surveys) that are completed at each fifth anniversary of the ship's delivery.

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

        The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our fleet:

Ship Name	Dry-docking and Special Survey
Solaris	2019
Methane Jane Elizabeth	2019
Methane Alison Victoria	2020
Methane Shirley Elisabeth	2020
Methane Heather Sally	2020
Methane Becki Anne	2020
Methane Rita Andrea	2021
GasLog Greece	2021
GasLog Geneva	2021
GasLog Gibraltar	2021
GasLog Shanghai	2023
GasLog Seattle	2023
GasLog Santiago	2023
GasLog Sydney	2023

Risk of Loss, Insurance and Risk Management

        The operation of any ship has inherent risks. These risks include mechanical failure, personal injury, collision, property loss or damage, ship or cargo loss or damage and business interruption due to a number of reasons, including mechanical failure, cyber-attack, political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including collision, explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating ships in international trade.

        We maintain hull and machinery insurance on all our ships against marine and war risks in amounts that we believe to be prudent to cover such risks. In addition, we maintain protection and indemnity insurance on all our ships up to the maximum insurable limit available at any given time. We also maintain cyber insurance coverage on all of our ships. The insurance coverage is described in more detail below. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

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

Loss of Hire Insurance/Delay Insurance

        We have obtained loss of hire insurance to protect us against loss of income as a result of the ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery/war insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, up to a maximum of 180 days. The number of deductible days for the ships in our fleet is 14 days per ship. In addition to the loss of hire insurance, we also place delay insurance which, like loss of hire, covers all owned vessels for time lost due to events falling under the terms of our hull and machinery insurance, plus additional protection and indemnity related incidents. The cover has a deductible of two days with a maximum of 12 days (which takes it up to the loss of hire deductible of 14 days) and the hire rate agreed as per the loss of hire insurance.

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

        Our protection and indemnity insurance is currently subject to limits of $3 billion per ship per event in respect of liability to passengers and seamen, $2 billion per ship per event in respect of liability to passengers and $1 billion per ship per event in respect of liability for oil pollution.

        As a member of a P&I association, we will be subject to calls payable to the P&I association based on the International Group's claim records as well as the claim records of all other members of the P&I association of which we are a member.

Cyber Insurance

        We have insurance coverage for cyber-related risks. Our policy covers physical damage to any of our vessels up to $50 million per vessel with a fleet aggregate limit of $150 million.

Safety Performance

        GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. During 2018, GasLog's fleet experienced three recordable injuries and six first aid cases.

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

International Maritime Regulations

        The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention for the Safety of Life at Sea ("SOLAS"), the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW") and the International Convention for the Prevention of Pollution From Ships ("MARPOL"). Ships that transport gas, including LNG carriers, are also subject to regulations under amendments to SOLAS, including the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the "ISM Code". The ISM Code requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for the development and maintenance of a safety management system for our ships that meets these requirements. GasLog LNG Services is also subject to the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the "IGC Code"), which prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

        SOLAS is an international maritime law which sets minimum safety standards in the construction, equipment and operation of merchant ships. The convention requires signatory flag states to ensure that ships flagged by them comply with at least these standards. The current version of SOLAS is the 1974 version, known as SOLAS 1974, which came into force on May 25, 1980. As of January 2019, SOLAS 1974 had 164 contracting states, which flag about 99% of merchant ships around the world in terms of gross tonnage. SOLAS in its successive forms is generally regarded as the most important of all international maritime laws concerning the safety of merchant ships.

        STCW 1978 was adopted on July 7, 1978 and entered into force on April 28, 1984. The main purpose of the Convention is to promote safety of life and property at sea and the protection of the marine environment by establishing in common agreement international standards of training, certification and watchkeeping for seafarers. The Manila amendments to the STCW Convention and Code were adopted on June 25, 2010, marking a major revision of the STCW Convention and Code. The 2010 amendments were entered into force on January 1, 2012 under the tacit acceptance procedure and were aimed at bringing the Convention and Code up to date with developments since they were initially adopted and to enable them to address issues that were anticipated to emerge in the foreseeable future.

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

        Non-compliance with the ISM Code or with other IMO regulations may subject a ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports, including United States and European Union ports. Non-compliance with the ISM Code or other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports, including ports in the United States and Europe.

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

        OPA also requires owners and operators of ships over 300 gross tons to establish and maintain with the National Pollution Fund Center of the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. Such financial responsibility can be demonstrated by providing a guarantee from an appropriate guarantor, who can release the required guarantee to the National Pollution Fund Center against payment of the requested premium. We have purchased such a guarantee in order to provide evidence of financial responsibility and have received the mandatory certificates of financial responsibility from the U.S. Coast Guard in respect of each of the vessels included in our fleet. We intend to obtain such certificates in the future for each of our vessels, if required to have them.

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

        The United States Environmental Protection Agency, or "EPA", has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, or the "VGP". To be covered by the VGP, owners of certain ships must submit a

Notice of Intent, or "NOI", at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, or "VIDA", enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

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

        The CAA also requires states to adopt State Implementation Plans, or "SIPs", designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 0.1% (mass by mass) sulfur. As of January 1, 2016, NOx after-treatment requirements also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

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

        At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the "BWM Convention". The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met in 2016, and the convention became effective on September 8, 2017. All our newly delivered ships from 2016 onwards have compliant equipment installed. We have selected one manufacturer to supply the required equipment to be installed at the first dry-dock of all remaining ships. The programme and required funds have been included in our future planning to ensure the fleet remains compliant at all times.

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

  Greenhouse Gas Regulations

        The MEPC of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements, which entered into force in January 2013, were fully implemented by GasLog as of December 2012 and have been implemented by the Partnership as well. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

        The European Union has indicated in the past that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. The EU MRV Regulation (Monitoring, Reporting, Verification), entered into force on July 1, 2015, requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions as of January 1, 2018. In the United States, the EPA has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources, although these requirements do not currently apply to greenhouse gas emissions from ships. In addition, the International Paris Agreement, which entered into force on November 4, 2016, establishes a framework for reducing global greenhouse gas emissions designed to take effect by 2020, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls as they implement the Paris Agreement. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted or amended at the international level that restricts emissions of greenhouse gases could require us to make significant expenditures that we cannot predict with certainty at this time.

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

Taxation of the Partnership

Marshall Islands

        Because we and our subsidiaries do not and will not conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation in the Republic of the Marshall Islands under current Marshall Islands law, and we do not expect this to change in the future. As a result, distributions we receive from the operating subsidiaries are not expected to be subject to Marshall Islands taxation.

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

  In General

        We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, except as provided below, we will be subject to U.S. federal income tax on our income to the extent such income is from U.S. sources or is otherwise "effectively connected" with the conduct of a trade or business in the United States.

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

        Gross income attributable to transportation, including shipping income, that either begins or ends, but that does not both begin and end, in the United States is considered to be 50% derived from sources within the United States (such 50% being "U.S. Source International Transportation Income"). Subject to the discussion of "effectively connected income" below, Section 887 of the Code imposes on us a 4% U.S. income tax in respect of our U.S. Source International Transportation Income (without the allowance for deductions) unless we are exempt from U.S. federal income tax on such income under a tax treaty or the rules contained in Section 883 of the Code. The other 50% of the income described in the first sentence of this paragraph would not be subject to U.S. income tax.

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

        We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2019 tax year, unless our general partner exercises the "GasLog option".

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

        For any tax year in which we are not entitled to the exemption under Section 883, we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of "effectively connected income" below) for those years. For 2018, our U.S. source gross transportation tax was $0.6 million. In addition, our U.S. Source International Transportation Income that is considered to be "effectively connected" with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. "branch profits" tax on earnings "effectively connected" with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

        Our U.S. Source International Transportation Income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

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

Other Jurisdictions and Additional Information

        For additional information regarding the taxation of our subsidiaries, see Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

C. Organizational Structure

        GasLog Partners is a publicly traded limited partnership formed in the Marshall Islands on January 23, 2014. The diagram below depicts our simplified organizational and ownership structure as of February 21, 2019.

        As of February 21, 2019, we have 15 subsidiaries, one is incorporated in the Marshall Islands and 14 are incorporated in Bermuda. Of our subsidiaries, 14 own vessels in our fleet. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

        Prior to the closing of the IPO, we did not own any vessels. Our IFRS Common Control Reported Results represent the results of GasLog Partners as an entity under the common control of GasLog. The following discussion assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014, the transfer of three vessels from GasLog to the Partnership in July 2015, the transfer of one vessel from GasLog to the Partnership in November 2016, the transfer of three vessels from GasLog to the Partnership in May, July and October 2017, respectively, and the transfer of two vessels from GasLog to the Partnership in April and November 2018, respectively, were each accounted for as a reorganization of entities under common control under IFRS. Accordingly, the annual consolidated financial statements and the accompanying discussion under "Results of Operations" include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog.

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

Overview

        We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under multi-year charters. Our fleet of 14 LNG carriers, which have fixed charter terms expiring between 2019 and 2026, except for one which is currently operating in the spot market, were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner. The charter on two of the vessels expire in 2019, one of which has been rechartered for one year, and five further charters will expire in 2020. On redelivery, the vessels may operate in the short-term spot market until we secure new multi-year time charters.

        Our fleet consists of 14 LNG carriers, including nine vessels with modern TFDE propulsion technology and five modern Steam vessels. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners.

        We operate our vessels mainly under multi-year charters with fixed-fee contracts that generate predictable cash flows during the life of these charters. One of our vessels currently operates in the spot market through the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

        Our results of operations, cash flows and financial position could differ from those that would have resulted if we operated autonomously or as an entity independent of GasLog in the years for which historical financial data is presented below, and such data may not be indicative of our future operating results or financial performance.

        You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

  •
  Our fleet consists of 14 LNG carriers. The charters on two of the vessels expire in 2019, one of which has been rechartered for one year, and five further charters expire in 2020, including four Steam Vessels.  We continue to pursue opportunities for new multi-year charters with third parties for these vessels, but we may have difficulty in securing new charters at attractive rates and durations. In the interim, we may have exposure to the volatile spot market which is highly competitive and subject to significant price fluctuations. If we are unable to re-deploy a vessel, we will not receive any revenues from that vessel and we will be required to pay expenses necessary to maintain the vessel in proper operating condition as well as to service the debt attached to that vessel.

  •
  The size of our fleet continues to change.  Our historical results of operations, as reported under common control accounting, reflect changes in the size and composition of our fleet due to vessel deliveries and acquisitions. For example, each of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Seattle were delivered from the shipyard during 2013, and the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally were acquired by GasLog during 2014 and did not have any historical operations in GasLog prior to that time. In addition, pursuant to the omnibus agreement, (i) we have the option to purchase from GasLog two additional LNG carriers at fair market value as determined in accordance with the provisions of the omnibus agreement, and (ii) GasLog will be required to offer to us for purchase at fair market value, as determined in accordance with the omnibus agreement, any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation that GasLog owns or acquires if charters are secured with committed terms of five full years or more. Furthermore, we may grow through the acquisition in the future of other vessels or other LNG infrastructure assets from other parties as part of our growth strategy.

  •
  Our future capital needs are uncertain and we may need to raise additional funds in the future.  We may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet, fund our operations and meet our debt service obligations. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, the cost of retrofitting or modifying existing ships as a result of technological advances, changes in applicable environmental or other regulations or standards, customer requirements or otherwise. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions that are beyond our control. If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced distributions per unit. Inability to secure bank financing or access the capital markets could have a material adverse effect on our business, or financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

  •
  Our historical results of operations reflect administrative costs that are not necessarily indicative of future costs.  The aggregate fees and expenses payable for services under the administrative services agreement, commercial management agreements and ship management agreements for the year ended December 31, 2018 were $7.2 million, $5.0 million and $10.4 million, respectively. As the fees under the administrative services agreement relate to the GasLog Gibraltar and the Methane Becki Anne only since their acquisitions from GasLog in April and November 2018, respectively, the fees and expenses payable pursuant to this agreement will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2018. Additionally, these fees and expenses will be payable without regard to our business, results of operations and financial condition. For a description of the administrative services agreement, commercial management agreements and ship management agreements, see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions".

Industry Overview and Trends

Energy Prices

        As referenced in "Item 3. Key Information—Risk Factors", oil prices exhibited significant volatility during the final months of 2018. Oil prices had risen steadily during 2018, pushed higher by an encouraging macroeconomic backdrop and positive supply and demand fundamentals. Oil prices subsequently posted multi-year highs in October 2018. However, oil prices then declined significantly on concerns of a global economic slow down and its potential impact on the oil markets, as well as perceptions of oversupply as a result of growing inventories.

        After a period of strength during the third quarter of 2018 following strong demand in both Asia and Europe, global gas prices, as measured by the Title Transfer Facility ("TTF") and the Japan Korea Marker ("JKM") price indices in North West Europe and North Asia respectively, were also weaker in the fourth quarter of 2018 as a result of the fall in oil prices, ample gas inventory levels and warmer than normal temperatures at the start of the winter in both regions. On the contrary, spot U.S. natural gas prices rose sharply towards the end of 2018, reflecting inventory drawdowns during a colder than normal start to the winter in the U.S.

        The concerns over oil market oversupply and deteriorating macroeconomic fundamentals seen in late 2018 have partially reversed in early 2019, resulting in a modest recovery in oil prices. However, international gas prices have continued to fall due to weaker than normal winter demand, healthy inventory levels in key demand regions and ample supply of both piped gas and LNG. As of February 21, 2019, Brent crude oil was quoted at approximately $67.1 per barrel compared to approximately $65.4 per barrel at this time last year, while international natural gas prices were quoted at approximately $5.9 per million British thermal units ("MMBtu") for TTF compared to $5.8 per MMBtu at the same time last year, and at approximately $6.9 per MMBtu for JKM compared to $8.3 per MMBtu at the same time last year. In the U.S., spot Henry Hub natural gas price of $2.7 per MMBtu as of February 21, 2019 was unchanged year-on-year.

        We believe that the differential between Asian market gas prices and those in the Atlantic Basin and U.S. markets, where Henry Hub gas pricing averaged (on a volume weighted basis) $3.26 per MMBtu in 2018, is a significant driver of spot global LNG trade, as the differential incentivizes natural gas marketers and buyers to ship LNG over longer distances, such as between sources of LNG in the Atlantic Basin and markets in Asia. The recent declines in Asian and European gas prices referenced above have resulted in a differential not currently wide enough to incentivize inter-basin trade. However, gas price futures imply that the inter-basin arbitrage opportunity will exist periodically in coming years, potentially leading to longer voyages for LNG cargoes and, all else equal, increasing the demand for spot LNG shipping.

LNG Supply

        The global seaborne trade of LNG was 326 mtpa in 2018, with LNG supply projected by Wood Mackenzie to rise 12% to approximately 366 mtpa in 2019. This expected growth is driven by the ramp-up of new supply commissioned in 2018 and new capacity scheduled onstream in 2019. During the second half of 2018, the Ichthys, Corpus Christi Train 1, Sabine Pass Train 5 and Yamal Train 3 projects were brought onstream with a combined production capacity size of 23.7 mtpa. According to Wood Mackenzie, new supply additions during 2019 will come mainly from the U.S., including Elba Island, Cameron Trains 1 and 2, Freeport Trains 1 and 2 (combined total of 26.5 mtpa), new projects in Australia (Prelude 3.6 mtpa) and Russia (2.2 mtpa).

        During 2018, there was renewed momentum in the planning and approval of new LNG production capacity. A total of 21 mtpa of capacity from the LNG Canada, Corpus Christi Train 3 and the Greater Tortue Ahmeyim projects reached a final investment decision ("FID") in 2018. In February 2019, the Golden Pass (16 mpta) project in the U.S. also reached FID. Based on Wood Mackenzie data and our estimates, approximately 57 mtpa of new capacity is expected to come onstream between 2020 and 2024. This includes the third trains at both Cameron and Freeport in the U.S., first LNG production from Mozambique's Coral project, Corpus Christi Train 3, LNG Canada, Tangguh Train 3, Greater Tortue Ahmeyim and Golden Pass.

LNG Demand

        Demand for LNG continued to grow strongly in 2018, primarily as a result of economic growth, energy and environmental policy, energy security considerations and declines in domestic natural gas production in certain countries. According to Wood Mackenzie, LNG demand increased by 9%, from 288 mtpa in 2017 to 313 mtpa in 2018. China's LNG imports registered another year of significant growth, rising by 41% to 54 mtpa in 2018 following 44% growth in 2017. During 2018, China overtook Japan as the largest importer of piped gas and LNG globally. Other established markets where LNG demand grew strongly in 2018 included India, South Korea, Pakistan and Thailand. During 2018, Bangladesh, Panama and Russia (Kaliningrad) also began importing LNG, bringing the total number of LNG importing countries to 43.

        The increase in the total number of importing nations has been facilitated by the versatility in energy demand, declining domestic natural gas production in certain countries, energy policies resulting in a switch to natural gas from fuels with higher carbon emissions, a desire to enhance energy security through diversification of supply and the versatility and attractive economics of FSRUs. These are either custom-built vessels or LNG carriers that have been converted to operate as FSRUs and offer cheaper and quicker access to LNG markets. FSRUs remain a growing sector of the LNG trade and they increase the number of potential LNG markets and trade routes. In 2018, Bangladesh inaugurated its first FSRU terminal. Several other countries are steadily progressing FSRU projects, including Greece, Hong Kong and Australia.

        According to Poten, there are currently 30 FSRUs on the water, with a further ten being delivered over the next two to three years. However, the availability of on-the-water FSRUs without charters and increasingly competitive tenders have put FSRU charter rates and financial returns under pressure. In addition, newbuild FSRU costs are at historical lows, with a comparable all-in cost to a modern TFDE conversion. While this continues to be the case, the competitive advantage of an FSRU conversion is predominantly 'speed-to-market', targeting projects where permanent land-based LNG regasification terminals cannot be delivered in time to meet gas import requirements.

        During 2018 there was a significant increase in the number of long-term LNG off-take contracts announced, a positive indicator for future LNG demand. According to Wood Mackenzie and company disclosures, 95 mtpa of long-term (defined as greater than 5 years duration) off-take commitments have been agreed since the beginning of 2018, compared to 25 mtpa in 2017. The nature of the LNG marketplace continued to evolve in 2018. According to the Financial Times, the top three independent commodity traders increased their delivered LNG volumes by almost 40% to 31 million tonnes in 2018, taking market share from traditional participants such as national oil companies and major integrated oil companies.

        The agreements signed in 2018 and early 2019 included Trafigura purchasing 1 mtpa from Cheniere Marketing, LLC for 15 years beginning in 2019. Tokyo Gas Co. Ltd. and Centrica LNG Company Limited entered into a Heads of Agreement for a combined 2.6 mtpa over 20 years from the Area 1 Project in Mozambique. Polish Oil and Gas Company has contracted to receive 2.0 mtpa over 20 years from both Venture Global LNG's proposed Calcasieu Pass and Plaquemines LNG export facilities and Port Arthur LNG, LLC. Taiwan's state owned oil and gas company, CPC Corporation, has contracted to take 2.0 mtpa over 25 years from Cheniere commencing in 2021. In September 2018, Qatargas announced an agreement to sell approximately 3.4 mtpa of LNG to PetroChina International Company Limited over 22 years. Sumitomo Corporation of the Americas contracted to receive 2.2 mtpa over 20 years from the Freeport project (FLNG Liquefaction 4) in the U.S. The partners in the LNG Canada project (Korea Gas Corporation, Mitsubishi Corporation, Petronas, PetroChina Company Limited and Shell) are expected to market LNG production from the project either as portfolio volumes or market for onward sale, with Toho Gas Co., Ltd. and Tokyo Gas signing for a combined 0.9 mtpa over 15 and 13 years, respectively, from Mitsubishi Corporation. Vitol Asia Pte. Ltd. recently signed for 0.8 mtpa of LNG supply over 15 years from Petronas LNG Ltd., which is primarily expected to be sourced from the LNG Canada project. Petronas LNG Ltd. announced in December 2018 an agreement to purchase 1.1 mtpa from Cheniere Energy Partners, L.P. for a term of 20 years. In late 2018, the Rovuma LNG project offshore Mozambique secured off-take commitments from its joint venture partners, a key milestone ahead of a probable FID in 2019. In early 2019, the Mozambique Area 1 partners announced long-term offtake agreements with CNOOC (1.5 mtpa over 13 years), Shell (2 mtpa for 13 years), Bharat Petroleum (1 mtpa over 15 years) and Pertamina (1 mtpa over 20 years). Finally, the Golden Pass project in the U.S. reached FID in February 2019, with its partners Qatar Petroleum and ExxonMobil expected to market LNG production from the project as portfolio volumes.

        Several of these projects and others continue to make progress towards taking FID. Should any further projects take FID, incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Shipping Rates and Chartering Activity

        At the beginning of 2018 spot rates for TFDE LNG carriers, as quoted by Clarksons, stood at $82,000 per day, displaying continued strength following significant demand for spot LNG cargoes during a colder than anticipated Northern Hemisphere winter and strong demand growth in North Asia, especially China and South Korea. Rates subsequently declined, reaching a low of $38,000 per day in April 2018, as the seasonal fall in Northern Hemisphere gas demand coincided with new LNG carrier capacity entering the market, unexpected supply outages from existing LNG plants and a delay in commissioning new LNG supply capacity. Spot rates increased counter-seasonally in mid-2018 and strengthened further in the second half of the year. Warmer than anticipated temperatures during the Northern Hemisphere summer led to increased gas demand for power generation, driving an increase in LNG imports. In addition, China sought to front load its LNG imports during the third quarter of 2018 to avoid a repeat of the 2017/2018 winter, when a significant number of LNG cargoes were procured at short notice to meet high demand. The combination of these factors, as well as high levels of utilization across the global LNG fleet, saw an unprecedented spike in rates for available spot LNG vessels in the final months of 2018, resulting in all-time highs of $190,000 per day for a TFDE carrier. Rates started to moderate late in the year and continued to fall in early 2019 as prompt shipping availability increased following a weaker than normal winter demand in the later stages of the Northern Hemisphere winter and the delivery of 53 new LNG carriers in 2018. Clarksons currently estimates spot rates for TFDEs at $60,000/day.

        The number of spot charterers increased during 2018, with Poten estimating that 58 companies chartered at least one ship in 2018, compared to 55 in 2017. However, many charterers fixed vessels on multi-month and/or multi-voyage terms ahead of anticipated tightness in LNG shipping markets during the Northern Hemisphere winter. As a result, average charter durations rose from 32 days in 2017 to 45 days in 2018. Consequently, the total number of spot fixtures declined in 2018, with Poten estimating that 326 spot fixtures (defined as 180 days or less in duration) of LNG vessels in the year, compared with 339 in 2017. However, short and medium term fixtures (defined by Poten as 181 days to seven years in duration) increased from 19 in 2017 to 77 in 2018. Structural medium-term tightness in the LNG carrier market combined with a recent increase in spot vessel availability could result in this trend continuing.

        Looking ahead, in our view, further LNG demand growth, new sources of supply coming onstream and a slower pace of LNG carrier fleet growth in 2019 compared to 2018 should combine to create the potential for LNG shipping spot rates to stage a strong recovery from recent seasonal falls. However, there is no guarantee that LNG shipping spot rates will stay at or near current levels or return to the levels experienced in the fourth quarter of 2018, which could harm our business, financial condition, results of operations and cash flows, including cash available for distributions to unitholders.

        Over the longer term, if construction and commissioning of the new LNG production facilities referenced above in "LNG Supply" proceed as expected by Wood Mackenzie, the incremental supply of LNG will increase the demand for LNG shipping capacity. Although some of the shipping required to transport this additional volume has been contracted and is currently under construction, encouraging levels of tendering activity are being noted and consensus LNG demand forecasts continue to suggest a potential shortfall of LNG shipping capacity during the middle of the next decade. However, 2018 newbuild order activity has reduced the potential shortfall in shipping capacity we had previously identified for early in the next decade.

        While there is a broad consensus that the LNG shipping market will be tight over the next two to three years, delays to start-up, or unexpected downtime, of LNG supply projects or significant further orders of new LNG carriers may weaken the supply/demand balance for LNG shipping. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, or significant increases in LNG shipping capacity could have a material adverse effect on our ability to secure future time charters at attractive rates and durations for new ships we may order or acquire, or upon expiration or early termination of our current charter arrangements, which could harm our business, financial condition, results of operations and cash flows, including cash available for distributions to unitholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants with which we are required to comply are based.

Global LNG Fleet

        According to Poten, as of February 11, 2019, the global fleet of dedicated LNG carriers (>65,000 cbm) consisted of 493 vessels with 105 LNG carriers on order, of which 66 have long-term charters. Poten estimates that a total of 38 LNG carriers are due to be delivered in 2019, with 24 of these in the first half of the year.

        In 2018, 61 orders for LNG carriers were placed, as estimated by Poten. Newbuild ordering saw a significant increase in 2018 relative to previous years, as industry participants reacted to the positive outlook for LNG demand and supply, the increase in long-term chartering activity referenced above, and attractive shipyard prices for newbuild vessels, although these prices have started to increase while still being relatively low by historical standards. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG leading to transportation inefficiencies with cargoes spending more time on the water, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or FSUs and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

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

A. Operating Results

Factors Affecting Our Results of Operations

        We believe the principal factors that will affect our future results of operations include:

  •
  the supply and demand for LNG shipping services and the number of vessels available in the short-term or spot LNG carrier charter market;

  •
  our ability to secure new multi-year charters, at economically attractive rates, for the six vessels with charters expiring in 2019 and 2020 which includes all five of our Steam vessels;

  •
  our ability to expand our fleet by accessing the drop-down pipeline at GasLog and/or by acquiring LNG infrastructure assets from third parties, and to raise the equity and debt financing required to fund any such acquisition;

  •
  our ability to obtain acceptable financing in respect of our capital and refinancing commitments;

  •
  our ability to maintain good working relationships with our customers and our ability to increase the number of our customers through the development of new working relationships;

  •
  the performance of our charterers;

  •
  the effective and efficient technical and operational management of our ships;

  •
  our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers' requirements; and

  •
  economic, regulatory, political and governmental conditions that affect the LNG and LNG shipping industries, which include geopolitical factors such as the imposition of trade tariffs and changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply and demand.

        In addition to the general factors discussed above, we believe certain specific factors have impacted, or will impact, our results of operations. These factors include:

  •
  the hire rate earned by our ships including any of our ships that may trade in the spot market if we are unable to secure new multi-year charters;

  •
  unscheduled off-hire days;

  •
  the level of our ship operating expenses, including the costs of crewing, insurance and maintenance ;

  •
  our level of debt, the related interest expense and the timing of required payments of principal;

  •
  mark-to-market changes in derivative financial instruments and foreign currency fluctuations; and

  •
  the level of our general and administrative expenses, including salaries and costs of consultants.

        See "Item 3. Key Information—D. Risk Factors" for a discussion of certain risks inherent in our business.

Principal Components of Revenues and Expenses

Revenues

        Our revenues are driven primarily by the number of LNG carriers in our fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships, as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of some of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under such time charters through an annual escalation of the operating cost component of the daily hire rate. We believe these adjustment provisions can provide substantial protection against significant operating cost increases. See "Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters—Hire Rate Provisions" for a more detailed discussion of the hire rate provisions of our charter contracts.

        Our LNG carriers are employed through time charter or spot charter contracts. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured. The charter hire revenue is recognized on a straight-line basis over the term of the relevant time charter. We do not recognize revenue during days when the ship is off-hire, unless it is recoverable from insurers. Advance payments under time charter contracts are classified as liabilities until such time as the criteria for recognizing the revenue are met.

Net Pool Allocation

        The vessel participating in the Cool Pool receives a net allocation from the pool, which is recognized separately in the consolidated statement of profit or loss and represents GasLog Partners' share of the net revenues earned from the other pool participants' vessels less the other participants' share of the net revenues earned by GasLog Partners' vessels included in the pool. Each participant's share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

Voyage Expenses and Commission

        Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions. Commissions are recognized as expenses on a pro rata basis over the duration of a time charter. Bunkers' consumption recognized under Voyage expenses and commissions represents bunkers consumed during vessels' unemployment and off-hire.

Vessel Operating Costs

        We are generally responsible for ship operating expenses, which include costs for crewing, insurance, repairs, modifications and maintenance, lubricants, spare parts and consumable stores, vessel surveys and inspections and other miscellaneous expenses, as well as the associated cost of providing these items and services. However, as described above, the hire rate provisions of our time charters are intended to reflect the operating costs borne by us. The charters on four vessels in our fleet contain provisions that are designed to reduce our exposure to increases in operating costs, including review provisions and cost pass-through provisions. Ship operating expenses are recognized as expenses when incurred.

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

Gain/(Loss) on Derivatives

        Any gain or loss derived from the movement in the fair value of the derivatives (interest rate swaps and forward foreign exchange contracts) that have not been designated as hedges, the ineffective portion of changes in the fair value of the derivatives that meet hedge accounting criteria, realized gain/loss on derivatives held for trading, and the amortization of the cumulative unrealized loss for the derivatives in respect of which hedge accounting was discontinued, are presented as gain or loss on derivatives in our consolidated statements of profit or loss.

Results of Operations

        Our results set forth below are derived from the annual consolidated financial statements of the Partnership. Prior to the closing of our IPO, we did not own any vessels. The presentation assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014, the transfer of three vessels from GasLog to the Partnership in July 2015, the transfer of one vessel from GasLog to the Partnership in November 2016, the transfer of three vessels from GasLog to the Partnership in May, July and October 2017, respectively, and the transfer of two vessels from GasLog to the Partnership in April and November 2018, respectively, were each accounted for as reorganizations of entities under common control under IFRS. The consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog. For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results.

        Eight of our LNG carriers, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Seattle, the Solaris, the Gaslog Greece, the GasLog Geneva and the GasLog Gibraltar, were delivered and immediately commenced their time charters in January, March, May and December 2013, July 2014, March, September and October 2016, respectively. The Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters upon their acquisition by GasLog in April 2014. The Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally commenced their time charters upon their acquisition by GasLog in June 2014. The Methane Becki Anne commenced her time charter upon her acquisition by GasLog in March 2015.

        The Partnership's historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

        Certain numerical figures included in the below tables have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

Year ended December 31, 2017 compared to the year ended December 31, 2018

	IFRS Common Control Reported Results
	2017	2018	Change
	Restated(1)
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	371,146	352,541	(18,605)
Net pool allocation	—	3,700	3,700
Voyage expenses and commissions	(4,650)	(7,122)	(2,472)
Vessel operating costs	(71,369)	(68,725)	2,644
Depreciation	(81,089)	(81,590)	(501)
General and administrative expenses	(15,311)	(19,369)	(4,058)

Profit from operations	198,727	179,435	(19,292)

Financial costs	(65,122)	(66,287)	(1,165)
Financial income	1,019	2,413	1,394
Gain/(loss) on derivatives	121	(48)	(169)

Profit for the year	134,745	115,513	(19,232)

Profit attributable to Partnership's operations	94,117	102,597	8,480

(1)
Restated so as to reflect the historical financial results of GAS-fourteen Ltd. and GAS-twenty seven Ltd. acquired on April 26, 2018 and November 14, 2018, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

        During the year ended December 31, 2017, we had an average of 14.0 vessels operating in our owned fleet having 5,091 operating days while during the year ended December 31, 2018, we had an average of 14.0 vessels operating in our owned fleet having 4,910 operating days.

        Revenues:    Revenues decreased by $18.6 million, or 5.0%, from $371.1 million for the year ended December 31, 2017 to 352.5 million for the year ended December 31, 2018. The decrease is mainly attributable to a net decrease of $13.0 million due to the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, which ended in May, June and September 2018, respectively. Following the expiry of their initial charters, the GasLog Shanghai has been trading on the spot market through the Cool Pool, the GasLog Santiago began a new, multi-year charter with Trafigura in August 2018 and the GasLog Sydney began a new 18-month charter with Cheniere in December 2018. There was also a decrease in net revenues of $6.0 million due to the increased off-hire days for three scheduled dry-dockings performed during 2018 as opposed to one scheduled dry-docking during 2017, partially set-off by an increase of $0.4 million from the remaining fleet. As a result, the average daily hire rate decreased from $72,902 for the year ended December 31, 2017 to $71,801 for the year ended December 31, 2018.

        Net Pool Allocation:    Net pool allocation was $0.0 million during the year ended December 31, 2017 and $3.7 million during the year ended December 31, 2018. The $3.7 million of net pool allocation in the year ended December 31, 2018 represents the adjustment of the net results generated by the GasLog Shanghai in accordance with the pool distribution formula. GasLog Partners recognized gross revenues and gross voyage expenses and commissions of $11.5 million and $0.4 million, respectively, from the operation of the GasLog Shanghai which entered the Cool Pool in May 2018 (December 31, 2017: $0.0 million). GasLog Partners' total net pool performance is presented below:

	For the year ended
	December 31, 2017	December 31, 2018
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	—	11,475
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	—	(443)
GasLog's adjustment for net pool allocation (included in Net pool allocation)	—	3,700

GasLog Partners' total net pool performance	—	14,732

        Voyage Expenses and Commissions:    Voyage expenses and commissions increased by $2.4 million, or 51.1%, from $4.7 million for the year ended December 31, 2017 to $7.1 million for the year ended December 31, 2018. The increase in voyage expenses and commissions is attributable to an increase in bunker consumption costs of $2.8 million for the periods during which the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were not operating under a time-charter mainly during the second half of 2018, partially offset by a decrease in broker commissions of $0.4 million.

        Vessel Operating Costs:    Vessel operating costs decreased by $2.7 million, or 3.8%, from $71.4 million for the year ended December 31, 2017 to $68.7 million for the year ended December 31, 2018. The decrease in vessel operating costs is mainly attributable to a decrease in crew costs, mainly due to decreased crew travelling and training costs, and a decrease in insurance expenses. Daily operating costs per vessel (after excluding calendar days for the Solaris) decreased from $15,041 per day during the year ended December 31, 2017 to $14,484 per day during the year ended December 31, 2018.

        General and Administrative Expenses:    General and administrative expenses increased by $4.1 million, or 26.8%, from $15.3 million for the year ended December 31, 2017 to $19.4 million for the year ended December 31, 2018. The increase in general and administrative expenses is mainly attributable to an increase in administrative expenses of $3.9 million for services under the administrative services agreement with GasLog due to the increase of the annual administrative fees in 2018 by $0.2 million per vessel and the incremental fees due to the acquisitions from GasLog of the GasLog Greece on May 3, 2017, the GasLog Geneva on July 3, 2017, the Solaris on October 20, 2017, the GasLog Gibraltar on April 26, 2018 and the Methane Becki Anne on November 14, 2018.

        Financial Costs:    Financial costs increased by $1.2 million, or 1.8%, from $65.1 million for the year ended December 31, 2017 to $66.3 million for the year ended December 31, 2018. The increase in financial costs is attributable to a $2.6 million increase in interest expense on loans, partially set-off by the decrease in amortization of loan fees of $1.3 million and a decrease in other financial expenses of $0.1 million. The decrease in amortization of loan fees was mainly driven by a decrease of $2.0 million relating to the pre-payment of the Junior Tranche of the credit agreements entered into on February 18, 2016 ("Five Vessel Refinancing") in April 2017 (GAS-twenty seven Ltd.) and January 2018 (GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., partially offset by the $0.9 million write-off of the unamortized fees associated with the term loan facility with GasLog that was prepaid and terminated in March 2018. During the year ended December 31, 2017, we had an average of $1,487.2 million of outstanding indebtedness, with a weighted average interest rate of 3.7%, compared to an average of $1,306.5 million of outstanding indebtedness with a weighted average interest rate of 4.4% during the year ended December 31, 2018.

        Gain/(loss) on derivatives:    Gain on derivatives decreased by $0.1 million, from a gain of $0.1 million for the year ended December 31, 2017 to $0 for the year ended December 31, 2018. The decrease is attributable to a $3.6 million decrease in gain from the mark-to-market valuation of the derivatives which were carried at fair value through profit or loss, which reflected a gain of $2.2 million for the year ended December 31, 2017 as compared to a loss of $1.4 million for the year ended December 31, 2018, which was partially offset by a decrease of $3.5 million in realized loss on derivatives held for trading.

        Profit for the Year:    Profit for the year decreased by $19.2 million, or 14.3%, from $134.7 million for the year ended December 31, 2017 to $115.5 million for the year ended December 31, 2018, as a result of the aforementioned factors.

        Profit Attributable to the Partnership:    Profit attributable to the Partnership for the year increased by $8.5 million, or 9.0% from $94.1 million for the year ended December 31, 2017 to $102.6 million for the year ended December 31, 2018. The increase is mainly attributable to the increase in revenues of $66.9 million as a result of the increased operating days (3,764 operating days in the year ended December 31, 2017 as compared to 4,476 operating days in the year ended December 31, 2018), which was partially offset by a $19.0 million decrease in revenues from the terminated charter parties and the increased off-hire days, an increase of $14.1 million in net financial costs (comprising financial costs, net of loss on derivatives and financial income), mainly resulting from the increased weighted average outstanding debt and the increased weighted average interest rate, and an increase of $3.9 million in administrative fees resulting from the acquisitions of the GasLog Greece on May 3, 2017, the GasLog Geneva on July 3, 2017, the Solaris on October 20, 2017, the GasLog Gibraltar on April 26, 2018 and the Methane Becki Anne on November 14, 2018.

        Specifically, the profit attributable to the Partnership was mainly affected by (a) an increase in revenues of $66.5 million contributed by the GasLog Greece, the GasLog Geneva, the Solaris, the GasLog Gibraltar and the Methane Becki Anne, partially offset by a decrease in revenues of $13.0 million from the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney and a further decrease of $6.0 million due to the increased off-hire days from the scheduled dry-dockings of the GasLog Santiago, the GasLog Sydney and the GasLog Seattle as compared to the GasLog Shanghai in 2017, (b) an increase in the net pool allocation of $3.3 million,

(c) an increase in voyage expenses and commissions attributable to the Partnership of $3.7 million, mainly attributable to the voyage expenses of the vessels operating in the spot market, (d) an increase in operating expenses attributable to the Partnership of $5.8 million, mainly attributable to the operating expenses of the aforementioned acquired vessels less savings on the remaining vessels and (e) an increase in depreciation expense attributable to the Partnership of $15.0 million, also resulting primarily from the aforementioned acquisitions.

        In addition, the profit attributable to the Partnership was further affected by (a) an increase in general and administrative expenses attributable to the Partnership of $5.0 million, which is primarily attributable to an increase in administrative fees and (b) an increase in financial costs attributable to the Partnership of $15.3 million, mainly due to increased financial costs with respect to the aggregate outstanding debt of the GasLog Greece, the GasLog Geneva, the Solaris, the GasLog Gibraltar and the Methane Becki Anne after their respective drop-downs to the Partnership.

        The above discussion of revenues, net pool allocation, voyage expenses and commissions, operating expenses, general and administrative expenses and financial costs in relation to the Profit Attributable to the Partnership are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. See "Item 3. Key Information—A. Selected Financial Data—A.2. Partnership Performance Results" for further discussion of these "Partnership Performance Results" and a reconciliation to the most directly comparable IFRS reported results (the "IFRS Common Control Reported Results").

Year ended December 31, 2016 compared to the year ended December 31, 2017

	IFRS Common Control Reported Results
	2016	2017	Change
	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	317,489	371,146	53,657
Voyage expenses and commissions	(4,333)	(4,650)	(317)
Vessel operating costs	(63,076)	(71,369)	(8,293)
Depreciation	(70,290)	(81,089)	(10,799)
General and administrative expenses	(13,206)	(15,311)	(2,105)

Profit from operations	166,584	198,727	32,143

Financial costs	(60,247)	(65,122)	(4,875)
Financial income	209	1,019	810
(Loss)/gain on derivatives	(6,837)	121	6,958

Profit for the year	99,709	134,745	35,036

Profit attributable to Partnership's operations	77,270	94,117	16,847

(1)
Restated so as to reflect the historical financial results of GAS-fourteen Ltd. and GAS-twenty seven Ltd. acquired on April 26, 2018 and November 14, 2018, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

        During the year ended December 31, 2016, we had an average of 12.2 vessels operating in our owned fleet having 4,411 operating days while during the year ended December 31, 2017, we had an average of 14 vessels operating in our owned fleet having 5,091 operating days.

        Revenues:    Revenues increased by $53.6 million, or 16.9%, from $317.5 million for the year ended December 31, 2016 to $371.1 million for the year ended December 31, 2017. The increase is mainly attributable to an increase of $54.1 million from the deliveries of the GasLog Greece on March 29, 2016, the GasLog Geneva on September 30, 2016 and the GasLog Gibraltar on October 31, 2016, which resulted in an increase in operating days, an increase of $1.3 million due to the reduced off-hire days from scheduled dry-dockings (during the year ended December 31, 2016 two vessels underwent dry-docking versus only one vessel during the year ended December 31, 2017), partially offset by a decrease of $1.1 million from the remaining fleet and a decrease of $0.7 million due to one additional calendar day during the year ended December 31, 2016. The average daily hire rate increased from $71,977 for the year ended December 31, 2016 to $72,902 for the year ended December 31, 2017.

        Voyage expenses and commissions:    Voyage expenses and commissions increased by $0.4 million, or 9.3%, from $4.3 million for the year ended December 31, 2016 to $4.7 million for the year ended December 31, 2017. The increase is mainly attributable to the increased operating days in the year ended December 31, 2017.

        Vessel Operating Costs:    Vessel operating costs increased by $8.3 million, or 13.2%, from $63.1 million for the year ended December 31, 2016 to $71.4 million for the year ended December 31, 2017. The increase is mainly attributable to the increase in operating days and an increase in crew wages, mainly due to the unfavourable movement of the EUR/USD exchange rate. Daily operating costs per vessel (after excluding calendar days for the Solaris) increased from $14,765 per day during the year ended December 31, 2016 to $15,041 per day during the year ended December 31, 2017.

        Depreciation:    Depreciation increased by $10.8 million, or 15.4%, from $70.3 million for the year ended December 31, 2016 to $81.1 million for the year ended December 31, 2017. The increase is attributable to the deliveries of the GasLog Greece on March 29, 2016, the GasLog Geneva on September 30, 2016 and the GasLog Gibraltar on October 31, 2016.

        General and Administrative Expenses:    General and administrative expenses increased by $2.1 million, or 15.9%, from $13.2 million for the year ended December 31, 2016 to $15.3 million for the year ended December 31, 2017. The increase is mainly attributable to an increase in administrative expenses of $1.7 million for services under the administrative services agreement with GasLog related to the GasLog Seattle acquired from GasLog in November 2016 and the three vessels acquired from GasLog in May, July and October 2017.

        Financial Costs:    Financial costs increased by $4.9 million, or 8.1%, from $60.2 million for the year ended December 31, 2016 to $65.1 million for the year ended December 31, 2017. The increase is attributable to a $11.1 million increase in interest expense on loans, partially set off by the decrease in amortization of loan fees of $6.1 million, mainly driven by a write-off of $5.6 million of unamortized loan fees associated with the GasLog Seattle and the Solaris credit facilities that were refinanced in July 2016, and a decrease in other financial expenses of $0.1 million. During the year ended December 31, 2016, we had an average of $1,357.1 million of outstanding indebtedness, with a weighted average interest rate of 3.3%, compared to an average of $1,487.2 million of outstanding indebtedness with a weighted average interest rate of 3.7% during the year ended December 31, 2017.

        (Loss)/gain on Derivatives:    Loss on derivatives decreased by $6.9 million, from a loss of $6.8 million for the year ended December 31, 2016 to a gain of $0.1 million for the year ended December 31, 2017. The decrease is attributable to a $3.7 million decrease in loss from the mark-to-market valuation of the interest rate swaps which were carried at fair value through profit or loss, which reflected a loss of $1.6 million for the year ended December 31, 2016 as compared to a gain of $2.2 million for the year ended December 31, 2017, a $2.5 million decrease in recycled loss of cash flow hedges reclassified to profit or loss resulting from the termination of the Partnership's interest rate swaps in July 2016 and a decrease of $0.7 million in realized loss on interest rate swaps held for trading.

        Profit for the Year:    Profit for the year increased by $35.0 million, or 35.1%, from $99.7 million for the year ended December 31, 2016 to $134.7 million for the year ended December 31, 2017, as a result of the aforementioned factors.

        Profit Attributable to the Partnership:    Profit attributable to the Partnership for the year increased by $16.8 million, or 21.7%, from $77.3 million for the year ended December 31, 2016 to $94.1 million for the year ended December 31, 2017. The increase is mainly attributable to the increase in operating days (2,944 operating days in the year ended December 31, 2016 as compared to 3,764 operating days in the year ended December 31, 2017), which was partially offset by an increase of $17.4 million in net financial costs (comprising financial costs, net of gain on derivatives and financial income), mainly resulting from the aforementioned valuation of the derivatives and the increased weighted average outstanding debt, and an increase of $1.8 million in administrative fees resulting from the acquisitions of the GasLog Seattle, the GasLog Greece, the GasLog Geneva and the Solaris.

        Specifically, the acquisitions of the GasLog Seattle on November 1, 2016, the GasLog Greece on May 3, 2017, the GasLog Geneva on July 3, 2017 and the Solaris on October 20, 2017 resulted in an increase in profit from operations of $36.5 million. In addition, the Profit Attributable to the Partnership was further affected by (a) an increase in revenues of $0.7 million mainly due to the reduced off-hire days from the scheduled dry-dockings of our vessels, partially offset by the one additional calendar day during the year ended December 31, 2016, (b) an increase in vessel operating expenses of $1.2 million deriving mainly from an increase in crew wages and various repairs and technical certifications, (c) an increase in general and administrative expenses of $1.8 million due to the administrative fees for the four vessels acquired by the Partnership, (d) an increase in financial costs of $14.7 million due to the outstanding debt of the acquired vessels after their respective drop-downs to the Partnership and (e) a decrease of $3.5 million in gain on derivatives signed in November 2016 and July 2017.

        The above discussion of revenues, operating expenses, general and administrative expenses, financial costs and gain on derivatives in relation to the Profit Attributable to the Partnership are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. See "Item 3. Key Information—A. Selected Financial Data—A.2. Partnership Performance Results" for further discussion of these "Partnership Performance Results" and a reconciliation to the most directly comparable IFRS reported results (the "IFRS Common Control Reported Results").

Customers

        For the year ended December 31, 2018, 92% of our revenues derived from subsidiaries of Shell.

Seasonality

        Since our vessels are mainly employed under fixed-rate charter arrangements, seasonal trends did not significantly impact our revenues during the year ended December 31, 2018. However, our vessel trading in the spot market is subject to seasonality in spot rates which has been evident in the LNG shipping market during 2018. To the extent that more of our vessels cease to be employed under fixed rate charter arrangements in the future, there may be some additional seasonality in our revenues.

B. Liquidity and Capital Resources

        We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to paying our operating and general and administrative expenses, servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

        On May 16, 2017, GasLog Partners commenced its ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement (the "Equity Distribution Agreement") entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. On November 3, 2017, the Partnership entered into the Amended and Restated Equity Distribution Agreement to increase the size of the ATM Programme to $144.0 million and to include UBS Securities LLC as a sales agent. On September 26, 2018, the Partnership agreed to sell 2,250,000 common units to funds managed by Tortoise for gross proceeds of $53.1 million through the ATM Programme.

        From establishment of the ATM Programme through December 31, 2018, GasLog Partners issued and received payment for 5,291,304 common units at a weighted average price of $23.33 per common unit for total gross proceeds of $123.4 million and total net proceeds of $121.2 million, after broker commissions of $1.0 million and other expenses of $1.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $2.5 million.

        Under the ATM Programme, in the year ended December 31, 2018, GasLog Partners issued and received payment for 2,553,889 common units at a weighted average price of $23.72 per common unit for total gross proceeds of $60.6 million and total net proceeds of $60.0 million, after broker commissions of $0.2 million and other expenses of $0.4 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 52,121 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1.2 million.

        On January 5, 2018, the Partnership prepaid the remaining $29.8 million of debt of GAS-nineteen Ltd., the entity that owns the Methane Alison-Victoria, GAS-twenty Ltd., the entity that owns the Methane Shirley Elisabeth, and GAS-twenty one Ltd., the entity that owns the Methane Heather Sally, which would have been originally due in April 2018. The prepaid debt was associated with the Junior Tranche of the Five Vessel Facility, which was terminated on January 5, 2018.

        On January 17, 2018, the Partnership completed a public offering of 4,600,000 8.200% Series B Preference Units (including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series B Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per Preference Unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $111.2 million. The Series B Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR B".

        On March 23, 2018, the $45.0 million term loan under the New Sponsor Facility with GasLog was prepaid and terminated, which would have been due in March 2022.

        On April 26, 2018, in connection with the acquisition of GAS-fourteen Ltd., the entity that owns the GasLog Gibraltar, the Partnership paid GasLog $19.0 million representing the $207.0 million aggregate purchase price, less the $45.0 million new privately placed common units issued to GasLog (1,858,975 common units at a price of $24.21 per common unit) and the $143.6 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners plus an adjustment of $0.6 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

        On May 23, 2018, the Partnership entered into a new interest rate swap agreement with GasLog with a notional value of $80.0 million, maturing in 2023. On the same date, the Partnership also entered into twelve forward foreign exchange contracts with GasLog with a notional value of €24.0 million and staggered maturities until mid-2019 to mitigate its foreign exchange transaction exposure in its operating expenses.

        On August 13, 2018, the Partnership entered into three new forward foreign exchange contracts with GasLog with a notional value of €6.0 million and staggered maturities during the third quarter of 2019 to mitigate its foreign exchange transaction exposure in its operating expenses.

        On November 14, 2018, in connection with the acquisition of GAS-twenty seven Ltd., the entity that owns the Methane Becki Anne, the Partnership paid GasLog $109.4 million representing the $207.4 million aggregate purchase price, less the $93.9 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $4.1 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

        On November 15, 2018, the Partnership completed a public offering of 4,000,000 8.500% Series C Preference Units liquidation preference $25.00 per unit, at a price to the public of $25.00 per Preference Unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $96.3 million. The Series C Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR C".

        The Partnership has entered into six interest rate swap agreements with GasLog at a notional value of $625.0 million in aggregate, maturing between 2020 and 2024. As of December 31, 2018, the Partnership has hedged 43.9% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.9% (excluding margin).

        The Partnership has also entered into nine forward foreign exchange contracts with GasLog with a notional value of €18.0 million and staggered maturities during 2019 to mitigate its foreign exchange transaction exposure in its operating expenses.

        As of December 31, 2018, we had $129.1 million of cash and cash equivalents, of which $85.3 million was held in current accounts and $43.8 million was held in time deposits with an original duration of less than three months. An amount of $10.0 million of time deposits with an original duration greater than three months was classified as short-term investments.

        As of December 31, 2018, we had an aggregate of $1,235.0 million of indebtedness outstanding under our credit facilities. An amount of $429.4 million of outstanding debt is repayable within one year. Current debt includes $360.0 million from the outstanding indebtedness of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., and GAS-seventeen Ltd., due in November 2019. In February 2019, we signed a debt refinancing of up to $450.0 million with certain financial institutions (described under "Borrowing Activities" below), in order to refinance such indebtedness. In addition, we had unused availability under our revolving credit facilities of $55.9 million.

Working Capital Position

        As of December 31, 2018, our current assets totaled $166.8 million while current liabilities totaled $498.0 million, resulting in a negative working capital position of $331.2 million, mainly attributable to the classification of the $360.0 million of debt due in November 2019, mentioned above as current debt.

        Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Year ended December 31, 2017 compared to the year ended December 31, 2018

        The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2017	2018	Change
	Restated(1)
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$242,827	$185,107	(57,720)
Net cash provided by/(used in) investing activities	3,381	(31,851)	(35,232)
Net cash used in financing activities	(160,926)	(173,586)	(12,660)

(1)
Restated so as to reflect the historical financial results of GAS-fourteen Ltd. and GAS-twenty seven Ltd. acquired on April 26, 2018 and November 14, 2018, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

Net Cash Provided by Operating Activities:

        Net cash provided by operating activities decreased by $57.7 million, from $242.8 million in the year ended December 31, 2017 to $185.1 million in the year ended December 31, 2018. The decrease of $57.7 million is mainly attributable to a $42.1 million movement in working capital accounts, a decrease of $18.6 million in revenues and an increase of $4.1 million in general and administrative expenses, partially offset by an increase of $3.4 million in realized loss on derivatives and a decrease of $2.6 million in vessel operating costs.

Net Cash Provided by/(Used in) Investing Activities:

        Net cash provided by investing activities decreased by $35. 3million, from net cash provided by investing activities of $3.4 million in the year ended December 31, 2017 to net cash used in investing activities of $31.9 million in the year ended December 31, 2018. The decrease of $35.3 million is attributable to an increase of net cash used in payments for vessels of $19.1 million and an increase in net cash used in short-term investments of $17.5 million, partially offset by an increase in financial income received of $1.3 million.

Net Cash Used in Financing Activities:

        Net cash used in financing activities increased by $12.7 million, from cash used in financing activities of $160.9 million in the year ended December 31, 2017 to $173.6 million in the year ended December 31, 2018. The increase of $12.7 million is attributable to a decrease in bank loan drawdowns of $34.1 million, an increase of $27.8 million in distributions paid, payments for the modification of incentive distribution rights of $25.0 million and a decrease in net public offering proceeds of $11.5 million, partially offset by a decrease in cash distributions to GasLog in exchange for contribution of net assets of $63.7 million, a decrease of $20.6 million in bank loan repayments and a decrease of $1.4 million in payments of loan issuance costs.

Year ended December 31, 2016 compared to the year ended December 31, 2017

        The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2016	2017	Change
	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$204,930	$242,827	37,897
Net cash provided (used in)/provided by investing activities	(506,428)	3,381	509,809
Net cash provided by/(used in) financing activities	295,392	(160,926)	(456,318)

(1)
Restated so as to reflect the historical financial results of GAS-fourteen Ltd. and GAS-twenty seven Ltd. acquired on April 26, 2018 and November 14, 2018, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

Net Cash Provided by Operating Activities:

        Net cash provided by operating activities increased by $37.9 million, from $204.9 million in the year ended December 31, 2016 to $242.8 million in the year ended December 31, 2017. The increase of $37.9 million is mainly attributable to an increase of $53.7 million in revenues, an increase of $15.0 million caused by movements in working capital accounts, partially offset by an increase of $21.1 million in interest paid and an increase of $10.7 million in vessel operating costs, voyage expenses and commissions and general and administrative expenses.

Net Cash (Used in)/Provided by Investing Activities:

        Net cash used in investing activities decreased by $509.8 million, from net cash used in investing activities of $506.4 million in the year ended December 31, 2016 to net cash provided by investing activities of $3.4 million in the year ended December 31, 2017. The decrease of $509.8 million is attributable to a decrease of net cash used in payments for vessels of $497.0 million, an increase in net cash from short-term investments of $12.0 million and an increase in financial income received of $0.8 million.

Net Cash Provided by/(Used in) Financing Activities:

        Net cash provided by financing activities decreased by $456.3 million, from net cash provided by financing activities of $295.4 million in the year ended December 31, 2016 to net cash used in financing activities of $160.9 million in the year ended December 31, 2017. The decrease of $456.3 million is attributable to a decrease in borrowings of $1,153.7 million, an increase of $124.0 million in cash remittance to GasLog in exchange for contribution of net assets and an increase of $24.7 million in payments of distributions, partially offset by a decrease of $572.8 million in bank loan repayments, increased net public offering proceeds of $228.1 million, a decrease of $22.8 million in payments of loan issuance costs, a decrease of $11.8 million in payments for dividends due to GasLog prior to vessels' drop-down to the Partnership and net payments of $10.6 million related to the termination of our interest rate swap agreements in July 2016.

Borrowing Activities

Credit Facilities

        Below is a summary of certain provisions of the Partnership's credit facilities outstanding as of December 31, 2018:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
Facility Agreement dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, and the financial institutions party thereto, or the "Partnership Facility"	Citibank, N.A., London Branch, Nordea Bank Finland plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (publ), BNP Paribas	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea), GAS-seventeen Ltd. (Methane Jane Elizabeth)	$360.0 million	LIBOR + applicable margin	2019	4 consecutive quarterly installments of $5.625 million and a balloon payment of $337.5 million together with the final quarterly payment
New Sponsor Credit Facility	GasLog Ltd.	GasLog Partners LP	Unsecured 5 Year term loan: nil Revolving Credit Facility: nil	Fixed interest rate	2022
Term loan facility: Balloon payment of $45.0 million due in March 2022 without intermediate payments. On March 23, 2018 the Term Loan was prepaid and cancelled.

Revolving facility of $30.0 million available in minimum amounts of $2.0 million which are repayable within a period of six months after the respective drawdown date, subject to automatic renewal if not repaid.

Five Vessel Refinancing	ABN Amro Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited	GAS-nineteen Ltd. (Methane Alison Victoria) GAS-twenty Ltd. (Methane Shirley Elisabeth) GAS- twenty one Ltd. (Methane Heather Sally) GAS-twenty seven Ltd. (Methane Becki Anne)	Senior Tranche: $265.6 million Junior Tranche: nil	LIBOR + applicable margin	2021
						Senior Tranche: 10 consecutive quarterly installments of $6.3 million and a balloon payment of $202.7 million together with the final quarterly installment. Junior Tranche: On January 5, 2018 the Junior Tranche was prepaid and the tranche was terminated.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
GasLog Seattle and Solaris Term and Revolving Facilities	Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, The Korea Development Bank and DVB Bank America N.V.	GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd. (Solaris)	Term Loan: $216.2 million Revolving Loan: $nil	LIBOR + applicable margin	2021	Term Loan: 6 semi-annual installments of $7.6 million and a balloon payment of $170.8 million due together with the last installment in July 2021. Revolving Facility: $25.9 million, currently undrawn can be drawn on a fully revolving basis in minimum amounts of $5.0 million until 6 months prior to the maturity date in July 2021.
Assumed October 2015 Facility	Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank	GAS-eleven Ltd. (GasLog Greece), GAS-thirteen Ltd. (GasLog Geneva), GAS-fourteen Ltd. (GasLog Gibraltar)	$410.0 million	LIBOR + applicable margin	2028
GAS-eleven Ltd.: 14 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until March 2028.

GAS-thirteen Ltd.: 15 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until September 2028.

GAS-fourteen Ltd.: 15 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until September 2028.

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

  •
  our total indebtedness divided by our total assets must be less than 60.0%;

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

        On April 3, 2017, GasLog Partners signed a deed of termination with respect to the Old Sponsor Credit Facility. On the same date, GasLog Partners entered into the New Sponsor Credit Facility with GasLog for a new unsecured five-year term loan of $45.0 million and a new five-year revolving credit facility of $30.0 million. On April 5, 2017, an amount of $45.0 million under the term loan facility and an amount of $15.0 million under the revolving credit facility were drawn by the Partnership, with the latter fully repaid on May 22, 2017. On March 23, 2018, the $45.0 million term loan under the New Sponsor Facility with GasLog was prepaid and terminated. The New Sponsor Credit Facility is unsecured and the revolving credit facility provides for an availability period of five years. Each borrowing under the New Sponsor Credit Facility accrues interest at a rate of 9.125% per annum with an annual 1.0% commitment fee on the undrawn balance.

        The New Sponsor Credit Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the New Sponsor Credit Facility covenants require that at all times GasLog must continue to control, directly or indirectly, the affairs or composition of the Partnership's board of directors and any amendment to our partnership agreement, in the reasonable opinion of the lender, must not be adverse to its interests in connection with the New Sponsor Credit Facility.

Five Vessel Refinancing

        On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The vessels covered by the Five Vessel Refinancing are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth, Methane Heather Sally and Methane Becki Anne and the GasLog-owned Methane Lydon Volney.

        The Five Vessel Refinancing is secured as follows:

  •
  first priority mortgages over the vessels owned by the respective borrowers;

  •
  guarantee from GasLog, guarantees up to the value of the commitments relating to the Methane Alison Victoria, Methane Shirley Elisabeth, Methane Heather Sally and Methane Becki Anne from us and GasLog Partners Holdings and a guarantee from GasLog Carriers for up to the value of the commitment on the remaining vessel;

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

GasLog Seattle and Solaris Term and Revolving Facilities

        Following the acquisition of GAS-seven Ltd., the entity that owns the GasLog Seattle, on November 1, 2016, and of GAS-eight Ltd., the entity that owns the Solaris, on October 20, 2017, the Partnership assumed $122.3 million and $116.5 million, respectively, of outstanding indebtedness of the acquired entities.

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

Assumed October 2015 Facility

        In connection with the acquisitions of GAS-eleven Ltd., the entity that owns the GasLog Greece, on May 3, 2017, GAS-thirteen Ltd., the entity that owns the GasLog Geneva, on July 3, 2017 and GAS-fourteen Ltd., the entity that owns the GasLog Gibraltar on April 26, 2018, the Partnership assumed $151.4 million, $155.0 million and $143.6 million of outstanding indebtedness of the respective acquired entities under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility.

        The loan agreement with respect to the GasLog Greece provided for four tranches of $51.3 million, $25.6 million, $25.0 million and $61.1 million, while the loan agreement with respect to each of the GasLog Geneva and the GasLog Gibraltar provided for four tranches of $50.5 million, $25.3 million, $24.6 million and $60.3 million, respectively. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual deliveries of the GasLog Greece, the GasLog Geneva and the GasLog Gibraltar according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual deliveries of the relevant vessels according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016, $163.0 million was drawn down to partially finance the delivery of the

GasLog Greece, on September 26, 2016, $160.7 million was drawn down to partially finance the delivery of the GasLog Geneva, and on October 25, 2016, $160.7 million was drawn to partially finance the delivery of the GasLog Gibraltar. Amounts drawn under each applicable tranche bear interest at LIBOR plus a margin.

        The obligations under the aforementioned facility are secured by a first priority mortgage over each vessel, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to each vessel, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility are guaranteed by GasLog, with the Partnership and its subsidiary GasLog Partners Holdings LLC guaranteeing up to the value of the commitments relating to the GasLog Greece, the GasLog Geneva and the GasLog Gibraltar. The facility includes customary restrictive covenants which include a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market values of the collateral vessels (without taking into account any charter arrangements) were to fall below 115.0% of the aggregate outstanding principal balances for the first two years after each drawdown and below 120% at any time thereafter.

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

        Any failure by GasLog to comply with these financial covenants would permit the lenders under this credit facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the GasLog Greece, the GasLog Geneva and the GasLog Gibraltar.

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

2019 GasLog Partners Facility

        On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered in a loan agreement with Credit Suisse AG, Nordea Bank ABP, filial i Norge and Iyo Bank Ltd., Singapore Branch, each an original lender, Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450.0 million (the "2019 GasLog Partners Facility") for the purpose of refinancing in full the existing Partnership Facility. Subsequently on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 GasLog Partners Facility are the GasLog Shanghai, GasLog Santiago, GasLog Sydney, Methane Rita Andrea and Methane Jane Elizabeth.

        The agreement provides for an amortising revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7.4 million, with a final balloon amount of $302.9 million reducing concurrently with the last quarterly reduction in February 2024. The credit facility bears interest at LIBOR plus a margin. The facility is currently undrawn.

        The obligations under the 2019 GasLog Partners Facility, are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels (excluding the GasLog Santiago which participates in the Cool Pool), including charter revenue, management revenue and any insurance and requisition compensation. The obligations under the facility are guaranteed by the Partnership and GasLog Partners Holdings LLC.

        The 2019 GasLog Partners Credit Facility is subject to specified financial covenants that apply to GasLog Partners on a consolidated basis. These financial covenants include the following:

  •
  the aggregate amount of cash and cash equivalents, short term investments and available undrawn facilities with remaining maturities of at least six months must be at least $45.0 million;

  •
  total indebtedness divided by total assets must be less than 65.0%; and

  •
  the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

        The 2019 GasLog Partners Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration, if certain prepayment and security provisions are not met. In addition, the 2019 GasLog Partners Facility contains covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then outstanding amount under the facility. If GasLog Partners fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and if it fails to do so its lenders could accelerate our indebtedness.

        The 2019 GasLog Partners Facility also imposes certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the partnership structure without approval from the lenders.

Contracted Charter Revenues

        The following table summarizes GasLog Partners' contracted charter revenues and vessel utilization as of December 31, 2018:

	For the Year Ending December 31,
	2019	2020	2021	2022	2023 - 2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$327.1	$251.5	$157.4	$120.6	$183.6	$1,040.2
Total contracted days(1)	4,623	3,597	2,072	1,460	2,188	13,940
Total available days(5)	5,080	5,004	4,960	5,110	20,034	40,188
Total unfixed days(6)	457	1,407	2,888	3,650	17,846	26,248
Percentage of total contracted days/total available days	91.0%	71.9%	41.8%	28.6%	10.9%	34.7%

(1)
Reflects time charter revenues and contracted days for the 14 LNG carriers in our fleet.

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

        The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of December 31, 2018 for the 14 LNG carriers in our fleet. The table reflects only our contracted charter revenues, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see "Item 3. Key Information—D. Risk Factors". For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Quantitative and Qualitative Disclosures About Market Risk

        For information about our exposure to market risks, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Capital Expenditures in Relation to Vessel Acquisitions

        As of December 31, 2018, there are no commitments for capital expenditures related to our fleet with respect to vessel acquisitions. In the event we decide to exercise our options to purchase additional ships from GasLog, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

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

        The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2017 and December 31, 2018.

				Carrying values(1) (in thousands of U.S. dollars)
Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	December 31, 2017	December 31, 2018
GasLog Shanghai(2)(3)	January 2013	155,000	$189,619	$165,941	$160,516
GasLog Santiago(2)(3)	March 2013	155,000	189,560	165,750	175,365
GasLog Sydney(2)(3)	May 2013	155,000	195,947	172,277	181,678
GasLog Seattle(2)(3)	December 2013	155,000	201,738	178,541	176,175
Solaris(2)(3)	July 2014	155,000	201,849	182,022	176,222
Methane Rita Andrea(4)(7)	April 2014	145,000	156,613	137,928	132,135
Methane Jane Elizabeth(4)(7)	April 2014	145,000	156,613	137,733	132,066
Methane Alison Victoria(5)(7)	June 2014	145,000	156,610	139,128	133,656
Methane Shirley Elisabeth(5)(7)	June 2014	145,000	156,599	139,266	133,648
Methane Heather Sally(5)(7)	June 2014	145,000	156,599	139,498	133,975
Methane Becki Anne(6)(7)	March 2015	170,000	232,334	213,915	206,447
GasLog Greece(2)(3)	March 2016	174,000	209,195	198,665	192,648
GasLog Geneva(2)(3)	September 2016	174,000	203,867	196,308	190,453
GasLog Gibraltar(2)(3)	October 2016	174,000	203,835	196,696	190,840

Total			$2,610,978	$2,363,668	$2,315,824

(1)
Our vessels are stated at carrying values (see Note 2 to our consolidated financial statements included elsewhere in this annual report). For the years ended December 31, 2017 and 2018, no impairment was recorded.

(2)
The construction of these vessels was completed on the acquisition date.

(3)
The market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2017 and December 31, 2018.

(4)
The vessels were built in 2006.

(5)
The vessels were built in 2007.

(6)
The vessel was built in 2010.

(7)
Indicates vessels for which we believe, as of December 31, 2018, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $254.9 million, at December 31, 2018. However, as described below, the value in use for each of the six vessels was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

        As of December 31, 2018, for the six vessels with carrying amounts higher than the estimated charter-free market value, we concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, we performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. Our strategy is to charter our vessels under multi-year contracts, providing the Partnership with stable cash flows. The significant factors and assumptions we used in our discounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses, management fees estimates, residual values and the discount factor. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as the estimated average time charter rates for the remaining life of the vessels after the completion of their current contract. The estimated daily time charter rates used for non-contracted revenue days are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2018, (iii) historical average time charter rates based on publications by independent third party maritime research services and (iv) estimated future time charter rates, based on publications by independent third party maritime research services that provide such forecasts. Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, we believe that the use of revenue estimates, based on the combination of factors (i) to (iv) above, to be reasonable as of the reporting date. In addition, we used an annual operating expenses escalation factor and estimates of scheduled and unscheduled off-hire revenues based on historical experience. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry. The value in use for the six vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

        In connection with the impairment testing of our vessels as of December 31, 2018, for the six vessels with carrying amounts higher than the estimated charter-free market value, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the impairment exercise, which is the projected charter hire rate used to forecast future cash flows for non-contracted days. The following table summarizes the average results of the sensitivity analysis that we performed.

Average charter hire rate used(1)	Average break- even charter hire rate(2)	Variance (Amount)	Variance (%)
$61,025	$52,404	8,621	14%

  (1)
  The average charter rate used in our impairment testing is the average charter rate based on which we estimated the revenues for the remaining useful life of the respective vessels.

  (2)
  The average break-even charter hire rate is the average of the contracted charter rate and the break-even rechartering hire rate that if used in the discounted projected net operating cash flows of the impairment testing, would result in discounted total cash flows being equal to the carrying value of the vessels.

Recent Accounting Pronouncements

        See Note 2 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses, etc.

        Not applicable.

D. Trend Information

        See "Item 5. Operating and Financial Review and Prospects—Overview—Industry Overview and Trends".

E. Off-Balance Sheet Arrangements

        As of December 31, 2018, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

        Our contractual obligations as of December 31, 2018 were:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations	$1,251,718	$434,600	$510,079	$68,619	$238,420
Interest on long-term debt obligations(1)	160,277	42,676	63,012	25,984	28,605
Amounts due to related parties(2)	2,022	2,022	—	—	—
Amounts due for management, commercial and administrative services fees(3)	5,319	5,319	—	—	—
Purchase of depot spares(4)	5,340	—	5,340	—	—
Vessels' enhancement and conversion contracts	1,520	1,520	—	—	—

Total	$1,426,196	$486,137	$578,431	$94,603	$267,025

(1)
Our interest commitment on our floating long-term debt is calculated based on an assumed applicable interest rate of 4.8%, which takes into account the LIBOR and applicable margin spreads in our credit facilities while 1.0% is used for the commitment fees of our New Sponsor Credit Facility and 0.9% is used for the commitment fees of the GasLog Seattle and Solaris Assumed Revolving Facilities.

(2)
Amounts due to related parties represent mainly payments made by GasLog to cover operating expenses. See Note 13 to our consolidated financial statements.

(3)
This includes the amounts due under our contractual obligations under our amended ship management agreements and our amended commercial management agreements signed with GasLog LNG Services and GasLog, respectively, for their non-terminable periods. In addition, it includes the amounts due under the amended administrative services agreement for its non-terminable period. The amended ship management agreements provide for a monthly management fee of $46,000 per vessel and the amended commercial management agreements provide for a fixed annual fee of $360,000 per vessel and may be terminated by either party giving three months' notice. The administrative services agreement, as amended, provides for a fixed annual fee of $607,656 per vessel and may be terminated by either party at any time giving the other party not less than three months' written notice. The contractual obligations table includes ship management services fees, commercial management services fees and administrative services fees for three months.

(4)
Following the acquisition of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne, the Partnership, through its subsidiaries GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., is the counter guarantor for the acquisition from MSL of 83.33% of depot spares with an aggregate value of $6.0 million, of which $0.7 million have been purchased and paid as of December 31, 2018 by GasLog. These spares should be acquired before March 31, 2020.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers. With the exception of Andrew J. Orekar, we rely solely on the executive officers of GasLog or its applicable affiliate who provide executive officer services for our benefit pursuant to the administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors. The business address for each of our directors and executive officers is Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: Robert B. Allardice III, Daniel R. Bradshaw, Pamela M. Gibson and Michael G. Gialouris. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Curtis V. Anastasio	62	Chairman of the Board of Directors/Director
Robert B. Allardice III	72	Class I Director
Daniel R. Bradshaw	72	Class III Director
Michael G. Gialouris(1)	55	Director
Pamela M. Gibson	65	Class II Director
Peter G. Livanos	60	Director
Anthony S. Papadimitriou(1)	63	Director
Andrew J. Orekar	42	Director/Chief Executive Officer
Alastair Maxwell	55	Chief Financial Officer
Richard Sadler	61	Chief Operating Officer

(1)
On January 31, 2019, Anthony S. Papadimitriou stepped down from the board of directors and Michael G. Gialouris was appointed as a director with effect from February 1, 2019.

        Our Class I, Class II and Class III Directors were elected by our common unitholders and will hold office until the 2019, 2020 and 2021 annual meetings of limited partners, respectively. Our other directors were appointed by our general partner in its sole discretion. See "—C. Board Practices".

        Certain biographical information about each of these individuals is set forth below.

        Curtis V. Anastasio has been the Executive Chairman of our board of directors since our inception to May 2016 and Non-Executive Chairman from May 2016 to date. From the time he led the initial public offering in April of 2001 to his retirement on December 31, 2013, Mr. Anastasio was the president and chief executive officer of NuStar Energy L. P., a publicly traded MLP based in San Antonio, Texas. Mr. Anastasio was also president and chief executive officer of NuStar GP Holdings, LLC, a position he held since the company's initial public offering in 2006. In addition, Mr. Anastasio serves as a director and chairman of the Audit Committee of Par Pacific Holdings (previously Par Petroleum Corporation) a growth-orientated company that manages and maintains interests in energy related assets. He also serves on the board of the Federal Reserve Bank of Dallas and in June 2015 was appointed to the board of the Chemours Company. Mr. Anastasio received a Juris Doctorate degree from Harvard Law School in 1981 and a Bachelor of Arts degree, Magna cum Laude, from Cornell University in 1978.

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

        Daniel R. Bradshaw has been a director since the closing of our IPO in 2014. Since 1978, Mr. Bradshaw has worked at the law firm of Johnson Stokes & Master, now Mayer Brown, in Hong Kong, from 1983 to 2003 as a partner and since 2003 as a senior consultant. In addition, Mr. Bradshaw is an independent non-executive director of Pacific Basin Shipping Company Limited, an independent non-executive director of IRC Limited, an affiliate of Petropavlovsk PLC and a non-executive director of Euronav NV. Mr. Bradshaw received a Master of Laws degree from the Victoria University of Wellington in 1971.

        Michael G. Gialouris was appointed to our board of directors on February 1, 2019. Mr. Gialouris is the President and Managing Director of ASOFIN Management S.A., an Onassis Foundation company. He acts as Group CFO for the Onassis Foundation Group of Companies. His experience dates back to 1987 and combines shipping finance, corporate banking, advisory, investment assessment and asset management. He has been involved in a number of complex transactions including IPOs, M&A transactions, bank debt raising, private equity investments, etc. Mr Gialouris has served in senior executive positions for Citibank Shipping Bank S.A. in Greece, Attica Enterprises (the holding company of Superfast Ferries S.A. and Blue Star Ferries S.A.) and Magna Marine Inc. (the owner/operator of a dry bulk carrier fleet). He joined ASOFIN Management S.A. and the Onassis Foundation in 2009 and sits on the Board of Directors of a number of Onassis Foundation companies. Mr. Gialouris studied Mechanical Engineering and earned a M.Sc. degree in Shipping, Trade and Finance from City University Business School (now Cass Business School) in 1987.

        Pamela M. Gibson has been a director since the closing of our IPO in 2014. Since 1984, Ms. Gibson has worked at the law firm of Shearman & Sterling LLP, from 1990 as a partner and since 2005 as of counsel, advising non-U.S. global companies on capital markets transactions, governance, compliance and other corporate strategic matters with a focus on the oil and gas; metals and mining; and telecom and technology sectors. Ms. Gibson was the managing partner of both the Toronto (1990 to 1995) and London (1995 to 2002) offices and the head of the European and Asian Capital Markets Group (2002 to 2004) at Shearman & Sterling LLP. In addition, Ms. Gibson is an independent non-executive director of Eldorado Gold Corporation. Ms. Gibson received a Bachelor of Arts degree, with distinction, from York University in 1974, a Bachelor of Laws degree from Osgoode Hall Law School in 1977 and a Master of Laws degree from New York University in 1984.

        Peter G. Livanos has been a director since the closing of our IPO in 2014. Mr. Livanos is the Chairman of GasLog and a member of GasLog's board of directors. Mr. Livanos founded our affiliate GasLog LNG Services in 2001. He has served as the Chairman since GasLog was incorporated in July 2003 and he held the role of chief executive officer from January 2012 until January 2013. Mr. Livanos is the chairman and sole shareholder of Ceres Shipping Ltd. ("Ceres Shipping"), an international shipping group. He also serves as chairman of several of Ceres Shipping's subsidiaries, including DryLog Ltd., a company engaged in dry bulk shipping investments. In 1989 Mr. Livanos formed Seachem Tankers Ltd., which in 2000 combined with Odfjell ASA (later renamed Odfjell SE). He served on the board of directors of Odfjell SE until 2008. Mr. Livanos was appointed to the board of directors of Euronav NV, an independent owner and operator of oil tankers in 2005 and served until December 2015. Between April 2009 and July 2014, he was appointed Vice-Chairman of Euronav NV and from July 2014 to December 2015 he served as its Chairman. Mr. Livanos is a graduate of Columbia University.

        Anthony S. Papadimitriou has been a director since our 2015 annual meeting. Mr. Papadimitriou is a member of GasLog's board of directors. From 1986 until 2005, Mr. Papadimitriou served as legal counsel for Olympic Shipping & Management S.A, an affiliate of the Onassis Foundation, and from 1995 to 2005 he was the coordinator of the Executive Committee of the commercial activities controlled by the Onassis Foundation. In addition, Mr. Papadimitriou has been a member of the board of directors of the Alexander S. Onassis Public Benefit Foundation since 1988, serving as the president of the board since 2005. Mr. Papadimitriou is the founding partner of A.S. Papadimitriou and Partners Law Firm. Mr. Papadimitriou is a graduate of the Athens University Law School and holds a postgraduate degree in maritime and transport law from the University Aix-en-Provence, a B.Sc. from the London School of Economics and a Ph.D. from the National and Kapodistrian University of Athens. On January 31, 2019, Mr. Papadimitriou stepped down from the board of directors.

        Andrew J. Orekar has served as our CEO since the closing of our IPO in 2014 and was appointed a director in May 2016. Prior to joining the Partnership, Mr. Orekar served as Managing Director at Goldman Sachs & Co. LLC, where he advised global natural resources and energy companies on mergers and acquisitions, corporate finance and capital markets transactions. Mr. Orekar joined Goldman Sachs in 1998, was appointed Managing Director in 2009 and held positions of increasing responsibility within the Investment Banking Division during his 15-year career. In addition, Mr. Orekar is an independent director nominee of Tortoise Acquisition Corp., a company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar combination with one or more energy businesses. Mr. Orekar received B.S. (Wharton School) and B.A. degrees from the University of Pennsylvania in 1998.

        Alastair Maxwell joined GasLog Partners on February 1, 2017 and was appointed Chief Financial Officer ("CFO") on March 9, 2017. He was appointed CFO of GasLog on the same date Prior to joining GasLog Partners, Mr. Maxwell worked in the investment banking industry for 29 years, most recently with Goldman Sachs & Co. LLC from 2010 to 2016 where he was a Partner and Co-Head of the Global Energy Group with responsibility for relationships with a wide range of corporate and other clients in the energy sector. Previously, from 1998 to 2010, he was with Morgan Stanley, most recently as Managing Director and Head of Energy in the EMEA region based in London and prior to that as Executive Director and Head of Latin America Utilities based in New York. From 1987 to 1998 he was at Dresdner Kleinwort Benson in a series of roles in the Utilities and M&A Groups based in London, Spain and Brazil. Mr. Maxwell studied Modern Languages (Spanish and Portuguese) at Worcester College, Oxford.

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

Board Leadership Structure

        Our board leadership structure consists of our Chairman and the chairmen of our board committees. Our operational management is headed by our CEO. Mr. Orekar, as CEO, is responsible for the day-to-day operations of the Partnership, which includes decisions relating to the Partnership's general management and control of its affairs and business, and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to unitholders.

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

Executive Compensation

        A subsidiary of GasLog has entered into an employment agreement with Andrew J. Orekar, our CEO. The agreement provides for an annual cash incentive bonus based in part on performance relative to pre-established targets. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. For the year ended December 31, 2018, the amount of compensation we paid to our executive officers, including annual and long-term cash incentive compensation, as well as aggregate fees for administrative services provided under the administrative services agreement, totaled $1,802,340. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement". Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our general partner may participate in employee pension and benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our general partner or their affiliates, including plans that may be established in the future. We did not set aside or accrue any amounts in the year ended December 31, 2018 to provide pension, retirement or similar benefits to our senior management.

Compensation of Directors

        Each non-management director receives cash compensation for being a member of our board of directors, as well as for being a member or chairperson of a committee. During 2018, non-management directors each received a director fee of $110,000 per year. In addition, members of the audit and conflicts committees each received a committee fee of $25,000 per year whereas the chairpersons of such committees received a fee of $50,000 per year. Pursuant to the administrative services agreement, we pay directly to GasLog the director fees for any appointed directors who are also directors of GasLog. Our chairman receives an additional chair fee and received director fees totaling $260,000 in 2018. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

        We did not set aside or accrue any amounts in the year ended December 31, 2018 to provide pension, retirement or similar benefits to our directors.

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

        The Plan provides for the grant of options to purchase our common units, common unit appreciation rights, restricted common units, phantom performance common units, cash incentive awards and other equity-based or equity-related awards. We have reserved for issuance a total of 241,447 common units under the Plan (equal to approximately 1.68% of the 14,322,358 common units outstanding as of December 31, 2014), subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by our board of directors, or such committee of our board of directors as may be designated by our board of directors to administer the Plan.

        On April 1, 2018, we granted our executive officers an aggregate of 24,608 restricted common units and 24,608 phantom performance common units, with an aggregate fair value as of the grant date of $1.1 million. These awards vest on the third anniversary of the grant date, subject to the recipients' continued service; vesting of the phantom stock units is also subject to the achievement of certain performance targets. They may be settled in cash or common units which may be units repurchased by the Partnership from time to time, or newly issued units, or a combination thereof, at our discretion. As of December 31, 2018, we have 241,447 common units reserved for issuance under the Plan (equal to approximately 0.53% of the 45,488,993 common units outstanding).

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

        The Class I, Class II and Class III directors elected by our common unitholders and Mr. Gialouris were determined by our board to be independent under the standards of the NYSE and the rules and regulations of the SEC. The elected directors also qualify as independent of GasLog under our partnership agreement so as to be eligible for membership on our conflicts committee.

        Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, if at any time, any person or group owns beneficially more than 4.9% of any class or series of units (other than the Preference Units) then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. This loss of voting rights does not apply to the Preference Units. Effectively, this means that the voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This limitation will support our claim of an exemption from U.S. federal income tax under Section 883 of the Code in the event our general partner transfers the power to elect one director to the common unitholders.

        There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

        We are a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors and (ii) the requirement that a compensation committee or a nominating/corporate governance committee be established. Four of our seven directors qualify as independent. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

        Our board of directors meets regularly throughout the year. In 2018, the board met 11 times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present.

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

D. Employees

        We do not directly employ any on-shore employees or seagoing employees. As of December 31, 2018, GasLog employed (directly and through ship managers) approximately 1,517 seafaring staff who serve on its owned and managed vessels (including our fleet) as well as 160 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements".

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. In addition, GasLog provides intensive onboard and shore-based training for its officers and crews to instill a culture of the highest operational and safety standards. As a result, GasLog has historically enjoyed high retention rates. In 2018, GasLog's retention rate was 96% for seagoing senior officers, 98% for other seagoing officers and 94% for shore staff.

        Although GasLog has historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers has been increasing as the global fleet of LNG carriers continues to grow. This increased demand has and may continue to put inflationary cost pressure on ensuring qualified and well trained crew are available to GasLog. However, we and GasLog expect that the impact of cost increases would be mitigated to some extent by certain provisions in certain of our time charters, including automatic periodic adjustment provisions and cost review provisions.

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

ITEM 7.    MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Unitholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common units as of February 21, 2019 held by:

  •
  each of our executive officers;

  •
  each of our directors;

  •
  all our directors and officers as a group; and

  •
  each holder known to us to beneficially own 5% or more of our units;

        Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 45,448,993 common units outstanding as of February 21, 2019. Each issued and outstanding common unit entitles the unitholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all unitholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

	Common Units Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Curtis V. Anastasio	*	*
Robert B. Allardice III	*	*
Daniel R. Bradshaw	—	—
Michael G. Gialouris	—	—
Pamela M. Gibson	*	*
Peter G. Livanos	623,147	1.4%
Alastair Maxwell	*	*
Andrew J. Orekar	*	*
Richard Sadler	—	—
All directors and officers as a group	733,559	1.6%
Other 5% beneficial owners
GasLog Ltd.(1)	11,843,691	26.1%
FMR LLC(4)	4,469,278	9.83%
OppenheimerFunds, Inc.(2)	2,442,539	5.4%
Kayne Anderson Capital Advisors, L.P. & Richard A Kayne(3)	2,272,517	5.5%

(1)
GasLog Ltd. is effectively controlled by its chairman, Peter G. Livanos, who is deemed to beneficially own, directly or indirectly, 40.09% of the issued and outstanding common shares of GasLog Ltd. Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of GasLog Ltd.

(2)
Based on information contained in the Schedule 13G filed with the SEC on January 24, 2019, OppenheimerFunds, Inc. has shared voting and dispositive power over 2,442,539 common units.

(3)
Based on information contained in the Schedule 13G filed with the SEC on February 6, 2018. Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting and dispositive power over 2,272,517 common units.

(4)
Based on the information in the Schedule 13G filed with the SEC on February 13, 2019, FMR LLC has sole voting authority over 8,300 common units and sole power to dispose or to direct the disposition over 4,469,278 common units.

*
Less than 1%.

        Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code (which we do not expect to qualify for, unless our general partner exercises the "GasLog option" described in "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—U.S. Taxation of Shipping"), if at any time any person or group owns beneficially more than 4.9% of any class or series of units (other than the Preference Units) then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

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

        As of February 21, 2019, we had 2 common unitholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 33,602,902 common units, representing 73.9% of our outstanding common units and a 72.5% ownership interest in us. We believe that the units held by CEDE & CO. include common units beneficially owned by both holders in the United Sates and non-U.S. beneficial owners.

B. Related Party Transactions

        From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. The related party transactions that we have entered into or were party to during the year ended December 31, 2018 are discussed below.

Omnibus Agreement

        On May 12, 2014, we entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition; Five-Year Vessel Restricted Business Opportunities

        Under the omnibus agreement, GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such a vessel at fair market value. For the purposes of this section, we refer to these vessels, together with any related charters, as "Five Year Vessels" and to all other LNG carriers, together with any related charters, as Non-Five Year Vessels. The restrictions in this paragraph will not prevent GasLog or any of its controlled affiliates (other than us and our subsidiaries) from:

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

LNG Carrier Purchase Options

        Under the omnibus agreement, we currently have the option to purchase from GasLog: (i) the GasLog Glasgow within 36 months after GasLog notifies our board of directors of her acceptance by her charterer, and (ii) the GasLog Houston within 30 calendar days following receipt of a notice from GasLog that the vessel has commenced its multi-year charter (being at least five years in length). In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement.

        In addition, on April 21, 2015, GasLog signed an agreement with MSL for its newbuilding Hull No 2131 to be chartered to MSL upon its delivery in 2019, for initial terms of approximately 9.5 years. Within 30 days of the commencement of each charter, GasLog will be required to offer us an opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On October 20, 2016, GasLog signed an agreement with Centrica for its newbuilding Hull No. 2212 to be chartered to Centrica upon delivery in 2019 for an initial term of seven years. However, GasLog has amended the ship building contract for this newbuilding Hull No. 2212 such that it becomes a 180,000 cbm GTT Mark III Flex Plus Vessel, to be delivered on or before July 31, 2019 and which is currently without charter. Newbuilding Hull No. 2213 becomes a committed Centrica vessel, a 180,000 cbm GTT Mark III Flex Vessel, to be delivered on or before April 1, 2020 for an initial term of seven years. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On May 30, 2018, GasLog signed an agreement with Centrica for its newbuilding Hull No. 2262 to be chartered to Centrica upon delivery in 2020 for an initial term of seven years. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On August 16, 2018, GasLog signed an agreement with Cheniere for newbuildings Hull Nos. 2300 and 2301 to be chartered to Cheniere upon delivery in 2020 for initial terms of seven years. Within 30 days of the commencement of each of the charters, GasLog will be required to offer us the opportunity to purchase the vessels at fair market value as determined pursuant to the omnibus agreement.

        On December 21, 2018, Gaslog signed agreements with Cheniere for newbuildings Hull Nos. 2311 and 2312 to be chartered to Cheniere upon delivery in 2021 for initial terms of seven years. Within 30 days of the commencement of each of the charters, GasLog will be required to offer us the opportunity to purchase the vessels at fair market value as determined pursuant to the omnibus agreement.

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

  •
  banking and financing services:  providing treasury and cash management services including assistance with identifying and accessing sources of capital, preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds and monitoring and maintaining compliance therewith and financial risk management;

  •
  advisory services:  assistance in complying with United States and other relevant securities laws;

  •
  client and investor relations:  arranging for the provision of advisory, clerical and investor relations services to assist and support us in our communications with our unitholders; and

  •
  assistance with the integration of any acquired businesses.

        For periods through the year ended December 31, 2018, GasLog received a service fee of $0.8 million per vessel per year in connection with providing services under the administrative services agreement. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month. The aggregate fees and expenses for services under the administrative services agreement for the year ended December 31, 2018 was $10.4 million, which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, the vessel acquired from GasLog in 2016, the three vessels acquired in 2017 and the GasLog Gibraltar and the Methane Becki Anne from their acquisition in April and November 2018, respectively.

        In November 2018, the board of directors approved a decrease in the service fee payable to GasLog under the terms of the administrative services agreement. With effect from January 1, 2019 a service fee of $0.6 million per vessel per year will be payable.

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

        Management fee.    Pursuant to the amended ship management agreements, the vessel-owning subsidiaries, as owners, will pay a management fee of $46,000 per month to GasLog LNG Services, as manager, and will reimburse GasLog LNG Services for all expenses incurred on their behalf. The aggregate fees and expenses for services under these management agreements for the year ended December 31, 2018 were $6.5 million, which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, the vessel acquired from GasLog in 2016, the three vessels acquired in 2017 and the GasLog Gibraltar and the Methane Becki Anne from their acquisition in April and November 2018, respectively.

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

Commercial Management Agreements

        Our operating subsidiaries have entered into commercial management agreements with GasLog that were amended upon completion of the IPO, pursuant to which GasLog provides certain commercial management services to us. The annual commercial management fee is $360,000 for each vessel payable quarterly in advance. The aggregate fees and expenses under these commercial management agreements for the year ended December 31, 2018 were $4.6 million which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, the vessel acquired from GasLog in 2016, the three vessels acquired in 2017 and the GasLog Gibraltar and the Methane Becki Anne from their acquisition in April and November 2018, respectively.

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

Credit Facilities

        On April 3, 2017, we entered into a new unsecured five-year term loan of $45.0 million and a new five-year revolving credit facility of $30.0 million with GasLog. For a more detailed description of this credit facility, please read "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Revolving Credit Facility with GasLog".

        In connection with the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally in July 2015, we and GasLog Partners Holdings entered into a guarantee agreement pursuant to which we and GasLog Partners Holdings guaranteed the obligations of GAS-nineteen Ltd., the owner of the Methane Alison Victoria, GAS-twenty Ltd., the owner of the Methane Shirley Elisabeth, and GAS-twenty one Ltd., the owner of the Methane Heather Sally, under the then existing facility agreement between such entities as borrowers, Citibank N.A., London Branch, as mandated lead arranger, bookrunner and security agent, the financial institutions listed in Schedule 1 thereto as lenders and Citibank International Plc as agent of the other finance parties.

        In connection with the acquisition of the GasLog Seattle in November 2016, we and GasLog Partners Holdings entered into a guarantee agreement pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding commitment made available to GAS-seven Ltd., the owner of the GasLog Seattle, ($120.1 million as of December 31, 2018) of the obligations under the $1,050.0 million Legacy Facility Refinancing. In October 2017, in connection with the acquisition of the Solaris, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-eight Ltd., the owner of the Solaris, ($122.0 million as of December 31, 2018). GasLog provides a guarantee on the Legacy Facility Refinancing, including the commitments made available to GAS-seven Ltd. and GAS-eight Ltd.

        On April 5, 2016, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding loans available to GAS-nineteen Ltd., the owner of the Methane Alison Victoria, GAS-twenty Ltd., the owner of the Methane Shirley Elisabeth, and GAS-twenty one Ltd., the owner of the Methane Heather Sally, under the Five Vessel Refinancing among GAS-eighteen Ltd., the owner of the Methane Lydon Volney, a GasLog owned vessel, GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the owner of the Methane Becki Anne, as borrowers and ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners. In November 2018, in connection with the acquisition of the Methane Becki Anne, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-twenty seven Ltd.. As of December 31, 2018, the amount outstanding under the loans available to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. was $171.7 million and Gas-twenty seven Ltd. was $93.9 million. GasLog provides a guarantee on the total obligations under the facilities, including the commitments made available to GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd.

        On May 25, 2017, in connection with the acquisition of the GasLog Greece, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding loan available to GAS-eleven Ltd. under the Assumed October 2015 Facility among GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, and Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-ordinator, bookrunner and export credit agent co-ordinator. On June 28, 2017, in connection with the acquisition of the GasLog Geneva, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-thirteen Ltd. In April 2018, in connection with the acquisition of the GasLog Gibraltar, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-fourteen Ltd. As of December 31, 2018, the amount outstanding under the loans available to GAS-eleven Ltd. was $134.7 million, GAS-thirteen Ltd. was $137.9 million and GAS-fourteen Ltd. was $137.9 million.

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

        On April 16, 2018, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interest in GAS-fourteen Ltd., the entity that owned the GasLog Gibraltar, for a purchase price of $207 million including $45.0 million new privately placed common units issued to GasLog (1,858,975 common units at a price of $24.21 per unit). GasLog has operated the GasLog Gibraltar since its delivery in 2016. The acquisition closed on

April 26, 2018. In connection with the transaction, the Partnership acquired GAS-fourteen Ltd. with $1.0 million of positive net working capital existing at the time of closing.

        On October 30, 2018, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interest in GAS-twenty seven Ltd., the entity that owned the Methane Becki Anne, for a purchase price of $207.4 million. GasLog has technically managed the Methane Becki Anne since its delivery in 2010. The acquisition closed on November 14, 2018.

Exchange Agreement

        On November 27, 2018, we entered into an agreement with GasLog to modify the partnership agreement with respect to the general partner's incentive distribution rights. The modification reduced the distributions of cash upon liquidation and the general partner's incentive distribution rights on quarterly distributions above $0.5625 per unit, each from 48% to 23%. GasLog further agreed to waive incentive distribution right payments resulting from any asset or business acquired by us from a third party (a "Non-GasLog Acquisition"). In exchange for these modifications, we entered into an Exchange Agreement with GasLog and GasLog Partners GP LLC under which we paid $25.0 million to GasLog, sourced from available cash..

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

        There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

  •
  Our common unitholders have no contractual or legal right to receive distributions unless there is available cash at the end of each quarter as defined in our partnership agreement and the Preference Unit distributions have been paid. The determination of available cash is subject to the broad discretion of our board of directors to establish reserves and other limitations.

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

  •
  Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units. GasLog owns common units representing a 26.1% ownership interest in us.

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

        For the Series A Preference Units, from and including May 15, 2017 to, but excluding, June 15, 2027, the distribution rate is 8.625% per annum per $25.00 of liquidation preference per unit (equal to $2.15625 per annum per unit). From and including June 15, 2027, the distribution rate for the Series A Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 6.31% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series A Preference Units of $0.5390625 per unit on March 15, 2018, June 15, 2018, September 17, 2018 and December 17, 2018.

        For the Series B Preference Units, from and including January 17, 2018 to, but excluding, March 15, 2023, the distribution rate is 8.200% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2023, the distribution rate for the Series B Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series B Preference Units of $0.33028 per unit on March 15, 2018 and $0.5125 per unit on June 15, 2018, September 17, 2018 and December 17, 2018.

        For the Series C Preference Units, from and including November 15, 2018 to, but excluding, March 15, 2024, the distribution rate is 8.500% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2024, the distribution rate for the Series C Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment.

        Our Preference Unit distribution payment obligations impact our future liquidity needs. If we do not pay our Preference Unit distributions, we will not be able to pay distributions to our common unitholders.

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

        During the year ended December 31, 2018, the aggregate amount of cash distribution paid to common unitholders was $91.0 million.

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

        On November 27, 2018, we entered into an agreement with GasLog to modify the partnership agreement with respect to the general partner's incentive distribution rights. The modification reduced distributions of cash upon liquidation and the general partner's incentive distribution rights on quarterly distributions above $0.5625 per unit, each from 48% to 23%. GasLog further agreed to waive incentive distribution right payments resulting from any Non-GasLog Acquisition. In exchange for these modifications, we paid $25.0 million to GasLog, sourced from available cash.

        The following table illustrates the percentage allocations of the additional available cash from operating surplus following this agreement among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the common unitholders, our general partner and the holders of the incentive distribution rights (as reduced pro rata by available cash derived from Non-GasLog Acquisitions, if any) in any available cash from operating surplus. After deducting Preference Unit distributions, we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount", until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the common unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of Incentive Distribution Rights(1)
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Thereafter	Above $0.46875	75.0%	2.0%	23.0%

(1)
The amount of available cash generated and deriving from any Non-GasLog Acquisition will not be included in the calculation of available cash for purposes of determining the amount distributed to holders of the incentive distribution rights, but will instead be distributed pro rata to the other unitholders. As of February 21, 2019, there are no Non-GasLog Acquisitions.

B. Significant Changes

        See "Item 18. Financial Statements—Note 20. Subsequent Events" below.

ITEM 9.    THE OFFER AND LISTING

Trading on the New York Stock Exchange

        Since our IPO in the United States, our common units have been listed on the NYSE under the symbol "GLOP".

        Our Series A Preference Units have been trading on the NYSE under the symbol "GLOP PR A" since May 10, 2017.

        Our Series B Preference Units have been trading on the NYSE under the symbol "GLOP PR B" since January 11, 2018.

        Our Series C Preference Units have been trading on the NYSE under the symbol "GLOP PR C" since November 15, 2018.

ITEM 10.    ADDITIONAL INFORMATION

A. Share Capital

        Not applicable.

B. Memorandum of Association

        The information required to be disclosed under Item 10.B is incorporated by reference to Exhibit 3.2 of our Current Report on Form 6-K furnished with the SEC on November 27, 2018.

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

  (i)
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

  (j)
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

  (l)
  Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners GP LLC and GasLog Partners Holdings LLC; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement".

  (m)
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

  (n)
  Corporate Guarantee between GasLog Ltd. and Citibank, N.A., London Branch, dated May 14, 2014; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (o)
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

  (s)
  Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 (as supplemented by supplemental deeds dated April 12, 2017, May 2, 2017 and July 3, 2017) between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-coordinator, bookrunner and export credit agent co-ordinator guaranteed by GasLog Ltd. and GasLog Carriers Ltd.: please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (t)
  Exchange Agreement among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated November 27, 2018: please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Exchange Agreement."

  (u)
  Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd., GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC.: please see "Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Credit Facilities".

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

  Distributions

        Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units or Preference Units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common units or Preference Units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to our common units or Preference Units generally will be treated as foreign source "passive category income" for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

        Dividends received with respect to our common units or Preference Units by a U.S. Holder that is an individual, trust or estate, or a "U.S. Individual Holder", generally will be treated as "qualified dividend income", which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) our common units or Preference Units, as the case may be, are readily tradable on an established securities market in the United States (such as the NYSE on which our common units and Preference Units are currently traded); (ii) we are not a PFIC for the tax year during which the dividend is paid or the immediately preceding tax year (which we do not believe we are, have been or will be, as discussed below under "—PFIC Status and Significant Tax Consequences"); (iii) the U.S. Individual Holder has owned the common units or Preference Units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units or Preference Units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units or Preference Units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units or Preference Units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any distributions paid on our common units or Preference Units that are not eligible for these preferential rates will be taxed at ordinary income rates to a U.S. Individual Holder.

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

  Sale, Exchange or Other Disposition of Common units or Preference Units

        Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such units. The U.S. Holder's initial tax basis in its units generally will be the U.S. Holder's purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under "Distributions"). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

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

  Distributions

        Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income "effectively connected" with the Non-U.S. Holder's U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty and, if, required by such income tax treaty, the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

  Disposition of Units

        In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units or Preference Units provided the Non-U.S.

Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is "effectively connected" with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States (and required by such income tax treaty), such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units or Preference Units if they are present in the United States for 183 days or more during the tax year in which those units are disposed and meet certain other requirements.

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

Marshall Islands Tax Consequences

        The following discussion is based upon the current laws of the Republic of the Marshall Islands applicable to persons who are not residents of, maintain offices in, engage in business in the Republic of the Marshall Islands or who are not citizens of the Marshall Islands.

        Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return in the Republic of the Marshall Islands relating to your ownership of common units.

        EACH PROSPECTIVE UNITHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER ITS PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

        Not applicable.

G. Statement by Experts

        Not applicable.

H. Documents on Display

        We are subject to the informational requirements of the "Exchange Act". In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding companies, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

I. Subsidiary Information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to various market risks, including interest rate and foreign currency exchange risks. From time to time, we may make use of derivative financial instruments such as derivative contracts to maintain the desired level of exposure arising from these risks.

        A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our annual consolidated financial statements included elsewhere in this annual report. Further information on our exposure to market risk is included in Note 15 to our annual consolidated financial statements included elsewhere in this annual report.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On November 27, 2018, we and GasLog entered into an agreement to modify the partnership agreement with respect to the general partner incentive distribution rights. The modification reduced the general partner's incentive distribution rights on quarterly distributions above $0.5625 per unit from 48% to 23%. GasLog further agreed to waive the incentive distribution payments resulting from any asset or business acquired by us from a third party. In connection with the modification to the incentive distribution rights we entered into a Fifth Amended and Restated Agreement of Limited Partnership which replaced the Fourth Amended and Restated Limited Partnership Agreement in its entirety. Please see our Fifth Amended and Restated Limited Partnership Agreement, filed as an exhibit hereto, for additional information about our incentive distribution rights.

        On November 15, 2018, we completed a public offering of our Series C Preference Units, on January 17, 2018, we completed a public offering of our Series B Preference Units and on May 15, 2017, we completed a public offering of our Series A Preference Units. Our Preference Units rank senior to our common units and to each other class or series of limited partner interests or other equity securities established after the original issue of the Preference Units that is not expressly made senior to or on a parity with the Preference Units as to the payment of distributions and amounts payable upon a liquidation event. In connection with the issuance of the Series A Preference Units, we entered into a Second Amended and Restated Agreement of Limited Partnership which replaced the First Amended and Restated Agreement of Limited Partnership in its entirety. In connection with the issuance of the Series B Preference Units, we entered into a Third Amended and Restated Agreement of Limited Partnership which replaced the Second Amended and Restated Agreement of Limited Partnership in its entirety. In connection with the issuance of the Series C Preference Units, we entered into a Fourth Amended and Restated Agreement of Limited Partnership which replaced the Third Amended and Restated Agreement of Limited Partnership in its entirety. Please see our Fourth Amended and Restated Limited Partnership Agreement, filed as an exhibit hereto, for additional information about our units.

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

ITEM 15.    CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

        Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2018. Based on our evaluation, the CEO and the CFO have concluded that, as of December 31, 2018, our disclosure controls and procedures were effective.

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

        Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control—Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

C. Attestation Report of the Registered Public Accounting Firm

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of GasLog Partners LP and subsidiaries (the "Partnership") as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Partnership and our report dated February 26, 2019 expressed an unqualified opinion on those financial statements.

Basis for Opinion

        The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

London, United Kingdom

February 26, 2019

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

ITEM 16.B.    CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership, a copy of which is posted on our website and may be viewed at http://www.gaslogmlp.com. We will also provide a paper copy of this document upon the written request at no cost. Unitholders may direct their requests to the attention of our General Counsel, GasLog Partners LP, Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2018.

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

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2016, December 31, 2017 and December 31, 2018.

        The table below sets forth the total amount billed and accrued for Deloitte LLP for services performed in 2017 and 2018, respectively, and breaks down these amounts by the category of service.

The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2017	2018
	(Expressed in millions of U.S. Dollars)
Audit fees	$0.59	$0.68

Total fees	$0.59	$0.68

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

        Included in the audit fees for 2017 are fees of $0.22 million related to the Partnership's public offerings completed in 2017. Included in the audit fees for 2018 are fees of $0.20 million related to the Partnership's public offerings completed in 2018.

Tax Fees

        No tax fees were billed by our principal accountant in 2017 and 2018.

Audit-related Fees

        No audit-related fees were billed by our principal accountant in 2017 and 2018.

All Other Fees

        No other fees were billed by our principal accountant in 2017 and 2018.

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

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On January 30, 2019, the Partnership announced that its board of directors approved a unit repurchase program of up to $25 million of the Partnership's common units covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase program, the Partnership may repurchase common units from time to time, at the Partnership's discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Partnership is not obligated under the repurchase programe to repurchase any specific dollar amount or number of common units, and the repurchase program may be modified, suspended or discontinued at any time or never utilized. Any common units repurchased by the Partnership under the programe will be cancelled. As of February 21, 2019, no common units had been repurchased by the Partnership.

        In April 2018, we issued 1,858,975 common units to GasLog in a private placement to partially finance the acquisition of the GasLog Gibraltar at a price of $24.21 per common unit.

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

Independence of Directors

        The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, our board of directors is not required to be comprised of a majority of independent directors. However, our board of directors has determined that each of Robert B. Allardice III, Daniel R. Bradshaw, Pamela M. Gibson and Michael G. Gialouris satisfies the independence standards established by the NYSE as applicable to us.

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

ITEM 16.H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        Reference is made to pages F-1 through F-51 included herein by reference.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	Certificate of Limited Partnership of GasLog Partners LP(1)
1.2	Second Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(2)
1.3	Third Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(3)
1.4	Fourth Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(11)
1.5	Fifth Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(12)
2.1	Certificate of Formation of GasLog Partners GP LLC(1)
2.2	Limited Liability Company Agreement of GasLog Partners GP LLC(1)
4.1	Form of Contribution Agreement(1)
4.2	Form of Omnibus Agreement(1)
4.3	Form of Administrative Services Agreement(1)
4.4	Form of Commercial Management Agreement(1)
4.5	Form of Ship Management Agreement(6)
4.6	Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011(1)*
4.7	Form of $30.0 Million Revolving Credit Agreement by and between GasLog Partners LP and GasLog Ltd.(1)
4.9	Form of Indemnification Agreement for the Partnership's directors and certain officers(6)
4.10
Facility Agreement for up to $450,000,0000 Loan Facility dated November 12, 2014 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, Citibank, N.A., London Branch, Nordea Bank Finland Plc, London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB (Publ) and BNP Paribas, as mandated lead arrangers, the financial institutions listed in Schedule 1 thereto as lenders, Citibank, N.A., London Branch as bookrunner and security agent, and Citibank International Limited as agent and security trustee(10)*
4.11	Corporate Guarantee between GasLog Partners LP and Citibank, N.A., London Branch, dated November 12, 2014(10)
4.12	GasLog Partners LP 2015 Long-Term Incentive Plan(4)

Exhibit No.	Description
4.13	Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners LP, GasLog Partners GP LLC and GasLog Partners Holdings LLC(5)
4.15
Facility Agreement for $325,500,000 Loan Facility dated May 14, 2014 among GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd., as borrowers, Citibank, N.A., London Branch as arranger, bookrunner and security agent, Citibank International PLC as Agent and the financial institutions listed in Schedule 1 thereto as Lenders(6)*
4.16	Corporate Guarantee between GasLog Ltd. and Citibank, N.A., London Branch, dated May 14, 2014(6)
4.17
Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent(7)*
4.18
Junior Facility Agreement dated February 18, 2016, relating to a $180,000,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia and ING Bank N.V., London Branch, as original lenders and DNB Bank ASA, London Branch as agent and security agent(7) *
4.19
Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016)(7)
4.20
Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Dansmarks Skibskredit A/S and The Korea Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent(8)*

Exhibit No.	Description
4.21	Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-coordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers Ltd., previously filed as an exhibit to GasLog Ltd.'s Annual Report on Form 20-F (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report(9)
4.22	Exchange Agreement by and among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated November 27, 2018(13)
4.23
Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd., GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC.*
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

(6)
Previously filed as an exhibit to GasLog Partners LP's Annual Report on Form 20-F, filed with the SEC on February 12, 2016, hereby incorporated by reference to such Report.

(7)
Previously filed as an exhibit to GasLog Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2015 (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Annual Report.

(8)
Previously filed as an exhibit to GasLog Ltd.'s Report on Form 6-K (File No. 001-35466), filed with the SEC on August 4, 2016, and hereby incorporated by reference to such Report.

(9)
Previously filed as an exhibit to GasLog Ltd.'s Annual Report on Form 20-F (file No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report.

(10)
Previously filed as an exhibit to GasLog Partners LP's Annual Report on Form 20-F, filed with the SEC on February 17, 2015, hereby incorporated by reference to such Report.

(11)
Previously filed as Exhibit 3.2 to GasLog Partners LP's Report on Form 6-K, filed with the SEC on November 15, 2018, hereby incorporated by reference to such Report.

(12)
Previously filed as Exhibit 3.2 to GasLog Partners LP's Report on Form 6-K (File No. 001-36433), filed with the SEC on November 27, 2018, hereby incorporated by reference to such Report

(13)
Previously filed as Exhibit 10.1 to GasLog Partners LP's Report on Form 6-K (File No. 001-36433), filed with the SEC on November 27, 2018, hereby incorporated by reference to such Report.

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

Dated: February 26, 2019

GASLOG PARTNERS LP
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on the Financial Statements

        We have audited the accompanying consolidated statements of financial position of GasLog Partners LP and subsidiaries (the "Partnership") as of December 31, 2017 and 2018, the related consolidated statements of profit or loss, comprehensive income or loss, changes in owners'/partners' equity and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2019 expressed an unqualified opinion on the Partnership's internal control over financial reporting.

Basis for Opinion

        These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

February 26, 2019

We have served as the Partnership's auditor since 2014.

GasLog Partners LP
Consolidated statements of financial position
As of January 1, 2017, December 31, 2017 and December 31, 2018
(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	January 1, 2017	December 31, 2017	December 31, 2018
		(restated)(1)	(restated)(1)
Assets
Non-current assets
Other non-current assets		928	—	850
Derivative financial instruments	17	6,008	6,038	5,116
Vessels	3	2,439,092	2,363,668	2,315,823

Total non-current assets		2,446,028	2,369,706	2,321,789

Current assets
Trade and other receivables	4	5,259	3,765	13,484
Inventories		3,402	3,079	3,169
Due from related parties	13	15,470	—	5,281
Prepayments and other current assets		1,713	1,681	1,175
Derivative financial instruments	17	—	577	4,615
Short-term investments		7,500	—	10,000
Cash and cash equivalents		64,173	149,455	129,125

Total current assets		97,517	158,557	166,849

Total assets		2,543,545	2,528,263	2,488,638

Owners'/partners' equity and liabilities
Owners'/partners' equity
Owners' capital	5	277,311	155,554	—
Common unitholders (24,572,358 units issued and outstanding as of January 1, 2017, 41,002,121 units issued and outstanding as of December 31, 2017 and 45,448,993 units issued and outstanding as of December 31, 2018)	5	565,408	752,456	812,863
Subordinated unitholders (9,822,358 units issued and outstanding as of January 1, 2017, nil units issued and outstanding as of December 31, 2017 and December 31, 2018)	5	60,988	—	—
General partner (701,933 units issued and outstanding as of January 1, 2017, 836,779 units issued and outstanding as of December 31, 2017 and 927,532 units issued and outstanding as of December 31, 2018)	5	10,095	11,781	13,289
Incentive distribution rights	5	5,878	6,596	5,176
Preference unitholders (nil units issued and outstanding as of January 1, 2017, 5,750,000 Series A Preference Units issued and outstanding as of December 31, 2017 and 5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2018)	5	—	139,321	348,331

Total owners'/partners' equity		919,680	1,065,708	1,179,659

Current liabilities
Trade accounts payable		3,287	5,125	7,490
Due to related parties	13	5,930	9,892	2,022
Derivative financial instruments	17	1,836	269	1,253
Other payables and accruals	7	48,698	46,891	57,774
Borrowings—current portion	6	89,422	121,197	429,437

Total current liabilities		149,173	183,374	497,976

Non-current liabilities
Derivative financial instruments	17	—	—	3,543
Borrowings—non-current portion	6	1,474,510	1,278,931	805,560
Other non-current liabilities		182	250	1,900

Total non-current liabilities		1,474,692	1,279,181	811,003

Total owners'/partners' equity and liabilities		2,543,545	2,528,263	2,488,638

(1)
Restated so as to reflect the historical financial statements of GAS-fourteen Ltd. and GAS-twenty seven Ltd. acquired on April 26, 2018 and November 14, 2018, respectively, from GasLog Ltd. ("GasLog") (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of profit or loss
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	Note	2016	2017	2018
		(restated)(1)	(restated)(1)
Revenues	8	317,489	371,146	352,541
Net pool allocation	8,13	—	—	3,700
Voyage expenses and commissions	9	(4,333)	(4,650)	(7,122)
Vessel operating costs	11	(63,076)	(71,369)	(68,725)
Depreciation	3	(70,290)	(81,089)	(81,590)
General and administrative expenses	10	(13,206)	(15,311)	(19,369)

Profit from operations		166,584	198,727	179,435

Financial costs	12	(60,247)	(65,122)	(66,287)
Financial income	12	209	1,019	2,413
(Loss)/gain on derivatives	17	(6,837)	121	(48)

Total other expenses, net		(66,875)	(63,982)	(63,922)

Profit for the year		99,709	134,745	115,513

Earnings per unit attributable to the Partnership, basic and diluted:	19
Common unit (basic)		2.18	2.09	1.77
Common unit (diluted)		2.17	2.09	1.76
Subordinated unit		2.14	0.52	N/A
General partner unit		2.31	2.18	1.83

(1)
Restated so as to reflect the historical financial statements of GAS-fourteen Ltd. and GAS-twenty seven Ltd. acquired on April 26, 2018 and November 14, 2018, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of comprehensive income or loss
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars)

	Note	2016	2017	2018
		(restated)(1)	(restated)(1)
Profit for the year		99,709	134,745	115,513
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Recycled loss of cash flow hedges reclassified to profit or loss	17	2,527	—	—

Other comprehensive income for the year		2,527	—	—

Total comprehensive income for the year		102,236	134,745	115,513

(1)
Restated so as to reflect the historical financial statements of GAS-fourteen Ltd. and GAS-twenty seven Ltd. acquired on April 26, 2018 and November 14, 2018, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of changes in owners'/partners' equity
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit data)

			Common unitholders		Subordinated unitholders			Preference unitholders
	General partner
							Incentive distribution rights			Total Partners' equity	Owners' capital (Note 5)
	Units	Amounts	Units	Amounts	Units	Amounts		Units	Amounts			Total
Balance as of January 1, 2016 (as restated(1))	645,811	8,842	21,822,358	507,433	9,822,358	59,786	2,117	—	—	578,178	199,154	777,332
Capital contributions	—	—	—	—	—	—	—	—	—	—	120,097	120,097
Profit attributable to GasLog's operations (Note 19)	—	—	—	—	—	—	—	—	—	—	22,439	22,439
Other comprehensive income attributable to GasLog's operations	—	—	—	—	—	—	—	—	—	—	2,527	2,527
Total comprehensive income attributable to GasLog's operations	—	—	—	—	—	—	—	—	—	—	24,966	24,966
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	—	(68,142)	(68,142)
Difference between net book value of acquired subsidiary and consideration paid	—	(81)	—	(19)	—	(1,136)	—	—	—	(1,236)	1,236	—
Net proceeds from public offerings of common units and issuances of general partner units (Note 5)	56,122	1,094	2,750,000	52,299	—	—	—	—	—	53,393	—	53,393
Distributions declared (Note 5)	—	(1,312)	—	(44,353)	—	(18,780)	(1,132)	—	—	(65,577)	—	(65,577)
Share-based compensation, net of accrued dividend	—	7	—	162	—	69	103	—	—	341	—	341
Partnership's profit (Note 19)	—	1,545	—	49,886	—	21,049	4,790	—	—	77,270	—	77,270

Partnership's total comprehensive income	—	1,545	—	49,886	—	21,049	4,790	—	—	77,270	—	77,270

Balance as of December 31, 2016 (as restated(1))	701,933	10,095	24,572,358	565,408	9,822,358	60,988	5,878	—	—	642,369	277,311	919,680

Capital contributions	—	—	—	—	—	—	—	—	—	—	12,000	12,000
Profit and total comprehensive income attributable to GasLog's operations (Note 19)	—	—	—	—	—	—	—	—	—	—	40,628	40,628
Net proceeds from public offerings of common units and issuances of general partner units (Note 5)	134,846	2,902	6,607,405	139,421	—	—	—	—	—	142,323	—	142,323
Net proceeds from public offering of preference units (Note 5)	—	—	—	—	—	—	—	5,750,000	138,804	138,804	—	138,804
Cash distributions to GasLog in exchange for net assets contributions to the Partnership	—	—	—	—	—	—	—	—	—	—	(192,168)	(192,168)
Difference between net book values of acquired subsidiaries and considerations paid	—	(1,295)	—	(6,167)	—	(10,321)	—	—	—	(17,783)	17,783	—
Distributions declared (Note 5)	—	(1,661)	—	(69,051)	—	(9,724)	(2,612)	—	(7,232)	(90,280)	—	(90,280)
Share-based compensation, net of accrued dividend	—	12	—	451	—	19	122	—	—	604	—	604
Conversion of subordinated units to common units (Note 5)	—	—	9,822,358	46,047	(9,822,358)	(46,047)	—	—	—	—	—	—
Partnership's profit (Note 19)	—	1,728	—	76,347	—	5,085	3,208	—	7,749	94,117	—	94,117

Partnership's total comprehensive income	—	1,728	—	76,347	—	5,085	3,208	—	7,749	94,117	—	94,117

Balance as of December 31, 2017 (as restated(1))	836,779	11,781	41,002,121	752,456	—	—	6,596	5,750,000	139,321	910,154	155,554	1,065,708

Profit and total comprehensive income attributable to GasLog's operations (Note 19)	—	—	—	—	—	—	—	—	—	—	12,916	12,916
Net proceeds from public offerings of common units and issuances of general partner units (Note 5)	90,753	2,171	2,553,899	60,013	—	—	—	—	—	62,184	—	62,184
Net proceeds from public offering of preference units (Note 5)	—	—	—	—	—	—	—	8,600,000	207,501	207,501		207,501
Settlement of awards vested during the year (Note 5)	—	—	33,998	—	—	—	—	—	—	—	—	—
Issuance of common units to GasLog in exchange for net assets contributions to the Partnership (Note 5)	—	—	1,858,975	45,000	—	—	—	—	—	45,000	(45,000)	—
Cash distributions to GasLog in exchange for net assets contributions to the Partnership	—	—	—	—	—	—	—	—	—	—	(128,482)	(128,482)
Difference between net book values of acquired subsidiaries and consideration paid	—	(337)	—	(4,675)	—	—	—	—	—	(5,012)	5,012	—
Distributions declared (Note 5)	—	(1,942)	—	(91,022)	—	—	(4,141)	—	(20,989)	(118,094)	—	(118,094)
Share-based compensation, net of accrued dividend	—	14	—	607	—	—	103	—	—	724	—	724
Modification of incentive distribution rights "IDRs" (Note 5)	—	—	—	(25,395)	—	—	—	—	—	(25,395)	—	(25,395)
Partnership's profit (Note 19)	—	1,602	—	75,879	—	—	2,618	—	22,498	102,597	—	102,597
Partnership's total comprehensive income	—	1,602	—	75,879	—	—	2,618	—	22,498	102,597	—	102,597

Balance as of December 31, 2018	927,532	13,289	45,448,993	812,863	—	—	5,176	14,350,000	348,331	1,179,659	—	1,179,659

(1)
Restated so as to reflect the historical financial statements of GAS-fourteen Ltd. and GAS-twenty seven Ltd. acquired on April 26, 2018 and November 14, 2018, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of cash flows
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars)

	Note	2016	2017	2018
		(restated)(1)	(restated)(1)
Cash flows from operating activities:
Profit for the year		99,709	134,745	115,513
Adjustments for:
Depreciation		70,290	81,089	81,590
Financial costs		60,247	65,122	66,287
Financial income		(209)	(1,019)	(2,413)
Unrealized loss/(gain) on derivatives held for trading		1,570	(2,174)	1,411
Recycled loss of cash flow hedges reclassified to profit or loss		2,527	—	—
Share-based compensation		480	850	1,034

		234,614	278,613	263,422
Movements in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		1,043	1,501	(9,633)
(Increase)/decrease in inventories		(1,086)	323	(90)
Change in related parties, net		(4,013)	19,432	(13,151)
(Increase)/decrease in prepayments and other current assets		(1,230)	32	506
Decrease/(increase) in other non-current assets		2,093	928	(800)
(Decrease)/increase in other non-current liabilities		(139)	—	1,439
(Decrease)/increase in trade accounts payable		(167)	1,289	230
Increase/(decrease) in other payables and accruals		9,781	(2,242)	635

Cash provided by operations		240,896	299,876	242,558

Interest paid		(35,966)	(57,049)	(57,451)

Net cash provided by operating activities		204,930	242,827	185,107

Cash flows from investing activities:
Payments for vessels' additions		(502,132)	(5,131)	(24,177)
Financial income received		204	1,012	2,326
Purchase of short-term investments		(7,500)	—	(38,000)
Maturity of short-term investments		3,000	7,500	28,000

Net cash (used in)/provided by investing activities		(506,428)	3,381	(31,851)

Cash flows from financing activities:
Borrowings drawdowns		1,213,748	60,000	25,940
Borrowings repayments		(791,160)	(218,370)	(197,790)
Payment of loan issuance costs		(24,402)	(1,594)	(153)
Payments for interest rate swaps termination		(10,647)	—	—
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)		53,826	144,297	62,516
Proceeds from public offering of preference units (net of underwriting discounts and commissions)		—	139,222	208,394
Payment of offering costs		(454)	(2,033)	(915)
Cash distributions to GasLog in exchange for contribution of net assets		(68,142)	(192,168)	(128,482)
Payments for IDR modification (including third-party fees)		—	—	(25,002)
Distributions paid		(65,577)	(90,280)	(118,094)
Dividend due to GasLog before vessels' drop-down		(11,800)	—	—

Net cash provided by/(used in) financing activities		295,392	(160,926)	(173,586)

(Decrease)/increase in cash and cash equivalents		(6,106)	85,282	(20,330)

Cash and cash equivalents, beginning of the year		70,279	64,173	149,455

Cash and cash equivalents, end of the year		64,173	149,455	129,125

Non-Cash Investing and Financing Activities:
Payment for vessels through capital contributions before drop-down		49,511	—	—
Capital expenditures included in liabilities at the end of the year	18	1,340	1,874	11,442
Financing costs paid through capital contributions		4,879	—	—
Offering costs included in liabilities at the end of the year	18	5	364	1,067
Loan repayments made through capital contributions		65,707	12,000	—
Issuance of common units to GasLog in exchange for contribution of net assets		—	—	45,000

(1)
Restated so as to reflect the historical financial statements of GAS-fourteen Ltd. and GAS-twenty seven Ltd. acquired on April 26, 2018 and November 14, 2018, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Notes to the consolidated financial statements
For the years ended December 31, 2016, 2017 and 2018
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

        On April 26, 2018, GasLog Partners acquired 100% of the ownership interests in GAS-fourteen Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Gibraltar, for an aggregate purchase price of $207,000. On November 14, 2018, GasLog Partners acquired 100% of the ownership interests in GAS-twenty seven Ltd., the entity that owns a 170,000 cbm LNG carrier, the Methane Becki Anne, for an aggregate purchase price of $207,400.

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

        As of December 31, 2018, GasLog holds a 27.5% interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership's affairs and policies.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
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

        On May 18, 2018, the Partnership through the GasLog Shanghai entered the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (the "Cool Pool") to market their vessels operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the growing LNG market by providing customers with reliable, flexible and innovative solutions to meet their increasingly complex shipping requirements. As of December 31, 2018, the Cool Pool consists of 16 modern and efficient tri-fuel diesel electric ("TFDE") LNG carriers in the 155,000-170,000 cbm range. The Cool Pool charters the vessels for periods up to one year in duration as agents for the owners, who each remain responsible for the technical and commercial operation of their vessels and performance of the contracts.

        As of December 31, 2018, the companies listed below were 100% held by the Partnership:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	Solaris	155,000	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Gibraltar	174,000	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	Methane Becki Anne	170,000	March 2015
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Significant Accounting Policies

Statement of compliance

        The consolidated financial statements of the Partnership have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB").

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
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

        In considering going concern, management has reviewed the Partnership's future cash requirements, covenant compliance and earnings projections. As of December 31, 2018, the Partnership's current assets totaled $166,849 while current liabilities totaled $497,976, resulting in a negative working capital position of $331,127. Current liabilities include $360,000 of loans due in November 2019. In February 2019, the Partnership signed a debt refinancing of up to $450,000 with certain financial institutions (Note 22), in order to refinance such indebtedness.

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

        On February 22, 2019, the Partnership's board of directors authorized the consolidated financial statements for issuance and filing.

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

Accounting for (i) revenues and related operating expenses and (ii) voyage expenses and commissions

        Revenues comprise revenues from time charters for the charter hire of the Partnership's vessels earned during the period in accordance with existing contracts and gross pool revenues.

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
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

after the reporting date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

        Under a time charter arrangement, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel operating costs. The revenue in relation to the lease component of the agreements is accounted for under IAS 17 Leases. The revenue in relation to the service component relates to vessel operating expenses, which include expenses that are paid by the vessel owner such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses. These costs are essential to operating a charter and the charterers receive the benefit of these when the vessel is used during the contracted time and, therefore, these costs are accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers.

        Pool revenues are recognized on a gross basis representing time charter revenues earned by a GasLog Partners vessel participating in the pool under charter agreements where GasLog Partners contracts directly with charterers. Revenue is recognized on a monthly basis, when the vessel is made available and services are provided to the charterer during the period, the amount can be estimated reliably and collection of the related revenue is reasonably assured.

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

        Management believes that mobilization of a vessel from a previous port of discharge to a subsequent port of loading does not result in a separate benefit for charterers and that the activity is thus incapable of being distinct. This activity is considered to be a required set-up activity to fulfill the contract. Consequently, positioning and repositioning fees and associated expenses should be recognized over the period of the contract, and not at a certain point in time following the adoption of IFRS 15 Revenue from Contracts with Customers. Consequently, positioning fees, repositioning fees and associated voyage expenses are recognized over the period of each contract, to match the recognition of the respective hire revenues realized. All other voyage expenses and vessel operating costs are expensed as incurred, with the exception of commissions, which are also recognized on a pro-rata basis over the duration of the period of the time charter. Bunkers' consumption included in voyage expenses represents mainly bunkers consumed during vessels' unemployment and off-hire.

Net pool allocation

        The Partnership because of its participation in the Cool Pool also receives a net allocation from the pool, which is recognized separately in the consolidated statement of profit or loss under "Net Pool Allocation" and represents GasLog Partners' share of the net revenues earned from the other pool participants' vessels less the other participants' share of the net revenues earned by GasLog Partners'

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

vessels included in the pool. Each participant's share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

Financial income and costs

        Interest income, interest expense, other borrowing costs and realized loss on derivatives are recognized on an accrual basis.

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

Deferred financing costs

        Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra debt while the fees incurred for the undrawn facilities are classified under non-current assets in the statement of financial position and are classified contra debt on the drawdown dates.

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

        The cost of a LNG vessel is split into two components, a "vessel component" and a "dry-docking component". Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the value of the vessels. Residual values are based on management's estimation of the amount that the Partnership would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life.

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
For the years ended December 31, 2016, 2017 and 2018
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
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

considered to be a single cash-generating unit. The fair value less cost of disposal of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

Reimbursable capital expenditures

        Costs eligible for capitalization that are contractually reimbursable by our charterers are recognized on a gross basis in the period incurred under "Vessels". Concurrently, an equal amount is deferred as a liability and amortized to profit or loss as income over the remaining tenure of the charter party agreement.

Provisions

        Provisions are recognized when the Partnership has a present obligation (legal or constructive) as a result of a past event, it is probable that the Partnership will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Inventories

        Inventories represent lubricants on board the vessel and, in the event of a vessel not being employed under a charter, bunkers on board the vessel. Inventories are stated at the lower of cost calculated on a first-in, first-out basis, and net realizable value.

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
For the years ended December 31, 2016, 2017 and 2018
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

  •
  Trade receivables

  Trade receivables are carried at the amount expected to be received from the third party to settle the obligation. At each reporting date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Trade receivables are written off when there is no reasonable expectation of recovery. See Note 4 for further information about the Partnership's accounting for trade receivables.

  The simplified approach is applied to trade and other receivables and the Partnership recognizes lifetime expected credit losses ("ECLs") on the trade receivables. Under the simplified approach, the loss allowance is always equal to ECLs.

  •
  Borrowings

  Borrowings are measured at amortized cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized in the statement of profit or loss over the term of the borrowings.

  •
  Derivative financial instruments

  Derivative financial instruments, such as interest rate swaps or forward foreign exchange contracts, are used to economically hedge the Partnership's exposure to interest rate or foreign exchange rate risks. Derivative financial instruments are initially recognized at fair value and are subsequently remeasured to their fair value at each reporting date. The resulting changes in fair value are recognized in profit or loss immediately, unless the derivative is designated and effective as a hedging instrument, in which case the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Derivatives are presented as assets when their valuation is favorable to the Partnership and as liabilities when unfavorable to the Partnership.

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
For the years ended December 31, 2016, 2017 and 2018
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

Segment information

        Each vessel-owning company owns one LNG carrier which is operated under a time charter with similar operating and economic characteristics. Consequently, the information provided to the Chief Executive Officer (the Partnership's chief operating decision maker) to review the Partnership's operating results and allocate resources is on a consolidated basis for a single reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Share-based compensation

        Share-based compensation to executives and others providing similar services is measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 20. The fair value determined at the grant date of the equity-settled share-based compensation is expensed on a straight-line basis over the vesting period, based on the Partnership's estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Partnership revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based compensation reserve.

Critical accounting judgments and key sources of estimation uncertainty

        The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses recognized in the consolidated financial statements. The Partnership's management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods which management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

future. Critical accounting judgments are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions.

Critical accounting judgments

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

Key sources of estimation uncertainty are as follows:

        Impairment of vessels:    The Partnership evaluates the carrying amounts of each of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

        Recoverable amount is the higher of fair value less costs to sell and value in use. The Partnership's estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind. In assessing the fair value less cost to sell of the vessel, the Partnership obtains charter free market values for its vessel from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by the Partnership's lenders for determining compliance with the relevant covenants in the Partnership's credit facilities. Vessel values can be highly volatile, so the estimates may not be indicative of the future market value of the Partnership's vessels or prices that could be achieved if it were to sell

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

them. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates.

        As of December 31, 2018, the carrying amounts of the steam turbine propulsion ("Steam") vessels the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the TFDE vessel Methane Becki Anne were higher than the charter free market values estimated by shipbrokers and the Partnership concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Partnership performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. The Partnership's strategy is to charter its vessels on multi-year contracts, providing the Partnership with contracted stable cash flows. The assumptions which the Partnership has used in its discounted projected net operating cash flow analysis included, among others, operating revenues, utilization, dry-docking costs, operating expenses (including vessel management fees), residual values and the discount factor. The key assumptions are the estimate of charter rates for non-contracted revenue days and the discount rate.

        Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire and assume a utilization rate of 99.5% based on the fleet's historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2018, (iii) historical average time charter rates, based on publications by independent third party maritime research services ("maritime research publications"), and (iv) estimated future time charter rates, also based largely on maritime research publications that provide such forecasts. More specifically, for the non-contracted period starting upon the expiration of the firm charter period of each vessel and up to December 31, 2023, the Partnership used the most recent charter market rate for a 5-year time charter agreement based on available data from maritime research publications, which is $45 per day for the Steam vessels and $75 per day for the TFDE vessel. Such rates are lower than current spot rates at December 31, 2018.

        For the remaining period from January 1, 2024 through the end of each vessel's useful life, the estimated average time charter rate was based on analysis of future supply and demand for LNG, analysis of future LNG shipping supply and demand balances, internally estimated and market-derived costs of building and financing newbuild LNG vessels, the technical characteristics of each vessel and 5-year historical average 5-year time charter rates based on maritime research publications.

        In connection with the impairment testing of our vessels as of December 31, 2018, we performed a sensitivity analysis on the most sensitive and/or subjective assumption that has the potential to affect the outcome of the impairment exercise, which is the projected charter hire rate used to forecast future cash flows for non-contracted days for the Steam vessels. The average charter rate used in our

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

impairment exercise for the Steam vessels was $58 per day while the average break-even charter hire rate, being the average of the contracted charter rate and the break-even re-chartering hire rate, was $50 per day. Using an average charter rate of $49 per day or 2% lower than the break-even charter hire rate would result in an aggregate impairment charge of $19,374.

        Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Partnership's control, management believes the use of revenue estimates discussed above to be reasonable as of the reporting date. The Partnership does not take into account any growth rate assumptions or inflation factors for determining forecasted time charter rates beyond the contracted charter rate period through the end of a vessel's useful life. In assessing the factors mentioned above for the purposes of determining estimated revenues, the Partnership has placed particular reliance on available third-party maritime research publications and analysis of LNG shipping supply and demand data.

        In addition, the Partnership used an annual operating expenses escalation factor equal to 1% based on its historical data and performance, as well as its expectations of future inflation and operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for the Partnership's depreciation policy.

        In the Partnership's impairment assessment, the weighted average cost of capital used to discount future estimated cash flows to their present values was approximately 7.0% as of December 31, 2018. This was based on the calculated cost of equity and cost of debt components. All estimates used and assumptions made were in accordance with the Partnership's internal budgets and historical experience of the shipping industry.

        The value in use for the six vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

Adoption of new and revised IFRS

(a)
Standards and interpretations adopted in the current period

        The following standards and amendments relevant to the Partnership were effective in the current year:

        In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and was applied by the Partnership using the modified retrospective approach. The adoption of the standard did not have an impact on the Partnership's historical financial statements.

        The Partnership assessed that, under the time charter agreements, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel's operating costs. The revenue in relation to the lease component of the agreements is accounted for

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

under IAS 17 Leases. The revenue in relation to the service component relates to vessel operating expenses, which include expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses that are paid by the vessel owner. These costs are essential to operating a charter and therefore, the charterers receive the benefit of these when the vessel is used during the contracted time and is accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers.

        Management believes that mobilization of a vessel from a previous port of discharge to a subsequent port of loading does not result in a separate benefit for charterers and that the activity is thus incapable of being distinct. This activity is considered to be a required set-up activity to fulfill the contract. On that basis, it was concluded that positioning and repositioning fees and associated expenses should be recognized over the period of the contract, and not at a certain point in time.

        In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard, which is effective for annual periods beginning on or after January 1, 2018, did not have an impact on the Partnership's financial statements.

(b)
Standards and amendments in issue not yet adopted

        At the date of authorization of these consolidated financial statements, the following standard relevant to the Partnership was in issue but not yet effective:

        In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer ("lessee") and the supplier ("lessor"). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019. For leases where the Partnership is the lessee, the Partnership has elected to apply the simplified approach, by which comparative information is not restated and any adjustment is recognized at the date of initial application of IFRS 16 Leases. The adoption of the standard on January 1, 2019, will result in an increase in total assets of $1,076, an increase in retained earnings of $153 and an increase in total liabilities of $923, which are not considered significant for the Partnership's consolidated financial statements.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

        The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material on the Partnership's financial statements.

3. Vessels

        The movement in vessels is reported in the following table:

Vessels
Cost
As of January 1, 2017	2,621,435
Additions	5,665
Fully amortized dry-docking component	(2,500)

As of December 31, 2017	2,624,600

Additions	33,745
Fully amortized dry-docking component	(7,500)

As of December 31, 2018	2,650,845

Accumulated depreciation
As of January 1, 2017	182,343
Depreciation expense	81,089
Fully amortized dry-docking component	(2,500)

As of December 31, 2017	260,932

Depreciation expense	81,590
Fully amortized dry-docking component	(7,500)

As of December 31, 2018	335,022

Net book value
As of December 31, 2017	2,363,668

As of December 31, 2018	2,315,823

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
For the years ended December 31, 2016, 2017 and 2018
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

        On April 26, 2018, the Partnership acquired from GasLog 100% of the ownership interests in GAS-fourteen Ltd., the entity which owns the GasLog Gibraltar, for an aggregate purchase price of $207,000. As consideration for this acquisition, the Partnership paid GasLog $19,085 representing the difference between the $207,000 aggregate purchase price, $143,622 of outstanding indebtedness of the acquired entity assumed by the Partnership and $45,000 of new privately placed common units issued to GasLog (1,858,975 common units at a price of $24.21 per unit) plus an adjustment of $707 in order to maintain the agreed working capital position in the acquired entity of $1,000 at the time of acquisition.

        On November 14, 2018, the Partnership acquired from GasLog 100% of the ownership interests in GAS-twenty seven Ltd., the entity which owns the Methane Becki Anne, for an aggregate purchase price of $207,400. As consideration for this acquisition, the Partnership paid GasLog $109,398 representing the difference between the $207,400 aggregate purchase price and the $93,896 of outstanding indebtedness of the acquired entity assumed by the Partnership less an adjustment of $4,106 in order to maintain the agreed working capital position in the acquired entity of $1,000 at the time of acquisition.

4. Trade and Other Receivables

        Trade and other receivables consisted of the following:

	As of December 31,
	2017	2018
Due from charterers	1,081	788
VAT receivable	56	103
Accrued income	935	6,546
Insurance claims	75	160
Other receivables	1,618	5,887

Total	3,765	13,484

        As of December 31, 2017 and 2018, no receivable balances were past due or impaired and therefore no allowance was necessary.

        Accrued income represents net revenues receivable from charterers, which have not yet been invoiced; all other amounts not yet invoiced are included under Other receivables.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

5. Owners' Capital/Partners' Equity

        As of January 1, 2016, the capital of each of the subsidiaries consisted of 12,000 authorized common shares with a par value of $1 per share, all of which have been issued and are outstanding, resulting in a total share capital of $72. Each share was entitled to one vote.

        Capital contributions represent capital contributed by the owner of each subsidiary in excess of par value to fund working capital and shipyard installments and capital contributed through contributed services.

        The reconciliation of owners' capital is as follows:

	Share capital	Contributed surplus	Cash flow hedging reserve	Retained earnings	Total Owners' capital
Balance as of January 1, 2016	72	191,329	(2,527)	10,280	199,154

Capital contributions	—	120,097	—	—	120,097
Profit attributable to GasLog's operations	—	—	—	22,439	22,439
Other comprehensive income attributable to GasLog's operations	—	—	2,527	—	2,527

Total comprehensive income attributable to GasLog's operations	—	—	2,527	22,439	24,966
Net contribution to the Partnership	(12)	(60,660)	—	(6,234)	(66,906)

Balance as of December 31, 2016	60	250,766	—	26,485	277,311

Capital contributions	—	12,000	—	—	12,000
Profit attributable to GasLog's operations	—	—	—	40,628	40,628

Total comprehensive income attributable to GasLog's operations	—	—	—	40,628	40,628
Net contribution to the Partnership	(36)	(137,817)	—	(36,532)	(174,385)

Balance as of December 31, 2017	24	124,949	—	30,581	155,554

Profit attributable to GasLog's operations	—	—	—	12,916	12,916

Total comprehensive income attributable to GasLog's operations	—	—	—	12,916	12,916
Net contribution to the Partnership	(24)	(124,949)	—	(43,497)	(168,470)

Balance as of December 31, 2018	—	—	—	—	—

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
For the years ended December 31, 2016, 2017 and 2018
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

        On January 17, 2018, GasLog Partners completed a public offering of 4,600,000 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Series B Preference Units"), including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series B Preference Units, liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $111,194. The Series B Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR B".

        On April 3, 2018, GasLog Partners issued 33,998 common units in connection with the vesting of 16,999 Restricted Common Units ("RCUs") and 16,999 Performance Common Units ("PCUs") under its 2015 Long-Term Incentive Plan (the "2015 Plan") at a price of $23.55 per unit. Subsequently, on

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

5. Owners' Capital/Partners' Equity (Continued)

April 26, 2018, in connection with the acquisition of GAS-fourteen Ltd., the entity that owns and charters the GasLog Gibraltar, GasLog Partners issued 1,858,975 common units to GasLog at a price of $24.21 per unit. In connection with these common equity issuances and in order for GasLog to retain its 2.0% general partner interest, GasLog Partners also issued 38,632 general partner units to GasLog, for net proceeds of $935. On November 15, 2018, GasLog Partners completed a public offering of 4,000,000 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Series C Preference Units, and together with the Series A Preference Units and Series B Preference Units, the "Preference Units"), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $96,307. The Series C Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR C".

        Under the Partnership's ATM Programme, in the year ended December 31, 2018, GasLog Partners issued and received payment for 2,553,899 common units at a weighted average price of $23.72 per common unit for total net proceeds, after deducting fees and other expenses, of $60,013. In connection with the issuance of common units under the ATM Programme during this year, the Partnership also issued 52,121 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,236.

        As of December 31, 2018, the Partnership's capital consisted of 45,448,993 outstanding common units, 927,532 outstanding general partner units and 14,350,000 Preference Units.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

5. Owners' Capital/Partners' Equity (Continued)

Cash distributions

        The Partnership's cash distributions for the years ended December 31, 2016, 2017 and 2018 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
January 27, 2016	Common	$0.478	February 12, 2016	15,710
April 27, 2016	Common	$0.478	May 13, 2016	15,712
July 27, 2016	Common	$0.478	August 12, 2016	17,077
October 26, 2016	Common	$0.478	November 11, 2016	17,078

Total				$65,577

January 26, 2017	Common	$0.49	February 10, 2017	19,549
April 26, 2017	Common	$0.50	May 12, 2017	20,121
July 26, 2017	Common	$0.51	August 11, 2017	21,001
July 26, 2017	Preference (Series A)	$0.71875	September 15, 2017	4,132
October 25, 2017	Common	$0.5175	November 10, 2017	22,377
November 16, 2017	Preference (Series A)	$0.5390625	December 15, 2017	3,100

Total				$90,280

January 30, 2018	Common	$0.5235	February 14, 2018	22,845
February 8, 2018	Preference (Series A)	$0.5390625	March 15, 2018	3,100
February 8, 2018	Preference (Series B)	$0.33028	March 15, 2018	1,519
April 26, 2018	Common	$0.53	May 11, 2018	24,272
May 11, 2018	Preference (Series A)	$0.5390625	June 15, 2018	3,100
May 11, 2018	Preference (Series B)	$0.5125	June 15, 2018	2,357
July 25, 2018	Common	$0.53	August 10, 2018	24,272
July 25, 2018	Preference (Series A)	$0.5390625	September 17, 2018	3,100
July 25, 2018	Preference (Series B)	$0.5125	September 17, 2018	2,357
October 24, 2018	Common	$0.53	November 9, 2018	25,716
November 15, 2018	Preference (Series A)	$0.5390625	December 17, 2018	3,100
November 15, 2018	Preference (Series B)	$0.5125	December 17, 2018	2,356

Total				$118,094

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

        Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve the Partnership's ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

5. Owners' Capital/Partners' Equity (Continued)

than 4.9% of any class or series of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes under the Partnership Agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. The general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This loss of voting rights does not apply to the preference units.

        The Partnership holds a meeting of the limited partners every year to elect one or more members of the board of directors and to vote on any other matters that are properly brought before the meeting. The general partner retains the right to appoint four of the directors.

        Preference unitholders generally have no voting rights. However, the consent of at least two thirds of the outstanding preference units, voting as a single class, is required prior to any amendment to the Partnership Agreement that would have a material adverse effect on the existing terms of the preference units, the issuance of securities that rank pari passu to the preference units if distributions are in arrears, or the issuance of securities that rank senior to the preference units. In addition, preference unitholders become entitled to elect one director to the Partnership's board of directors if and whenever distributions payable are in arrears for six or more quarterly periods, whether or not consecutive. In such a case, the general partner will also be entitled to appoint one additional director to the board of directors.

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

Incentive Distribution Rights

        IDRs represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the payment of preference unit distributions and after the minimum quarterly distribution and the target distribution levels have been achieved. Since completion of the IPO, GasLog has held 100% of the IDRs. The IDRs may be transferred separately from any other

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

5. Owners' Capital/Partners' Equity (Continued)

interests, subject to restrictions in the Partnership Agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of the Partnership's common units (excluding common units held by the general partner and its affiliates), voting separately as a class, is generally required for a transfer of the IDRs to a third party prior to March 31, 2019. Any transfer by GasLog of the IDRs would not change the percentage allocations of quarterly distributions with respect to such right.

        On November 27, 2018, the Partnership Agreement was amended to allow for the substitution of the existing IDRs with a new class of IDRs (the "New IDRs", together with the Old IDRs, the "IDRs") with revised rights to distributions. Pursuant to this amendment, the 48.0% tier of distributions to the New IDRs holders was removed, while the definition of available cash from operating surplus for distribution to the New IDRs holders was revised to exclude any available cash from operating surplus generated from third-party (i.e., non-GasLog) acquisitions, as defined in the agreement. In exchange for the waiving of the aforementioned rights, the Partnership paid $25,000 to GasLog, the holder of the IDRs, sourced from available cash.

        The following table illustrates the percentage allocation of the additional available cash from operating surplus after the payment of preference unit distributions, in respect to such rights, until November 27, 2018:

	Marginal Percentage Interest in Distributions
Old IDRs	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875 up to $0.5625	75.0%	2.0%	23.0%
Thereafter	Above $0.5625	50.0%	2.0%	48.0%

        Effective November 27, 2018, the percentage allocation of the additional available cash from operating surplus after the payment of preference unit distributions and excluding available cash from operating surplus derived from non-GasLog acquisitions, was amended, in respect to such rights, as follows:

	Marginal Percentage Interest in Distributions
New IDRs	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Thereafter	Above $0.46875	75.0%	2.0%	23.0%

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
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

Preference Units

        From and including the original issue date to, but excluding, June 15, 2027, distributions on the Series A Preference Units will accrue at 8.625% per annum per $25.00 of liquidation preference per unit. From and including June 15, 2027, the distribution rate will be a floating rate equal to the three-month LIBOR plus a spread of 6.31% per annum per $25.00 of liquidation preference per unit of Series A Preference Units.

        From and including the original issue date to, but excluding, March 15, 2023, distributions on the Series B Preference Units will accrue at 8.200% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2023, the distribution rate will be a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit of Series A Preference Units.

        From and including the original issue date to, but excluding, March 15, 2024, the distribution rate for the Series C Preference Units will accrue at 8.500% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2024, the distribution rate will be a floating rate equal to the three-month LIBOR plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit of Series C Preference Units. The initial distribution on the Series C Preference Units is payable on March 15, 2019.

        The Preference Units issued are not convertible into common units and have been accounted for as equity instruments based on certain characteristics such as the absolute discretion held by our board of directors over distributions, which can be deferred and accumulated, as well as the redemption rights held only by the Partnership. The Series A, Series B and Series C Preference Units have preference upon liquidation and the holders would receive $25.00 per unit plus any accumulated and unpaid distributions.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings

        Borrowings as of December 31, 2017 and 2018 consisted of the following:

	As of December 31,
	2017	2018
Amounts due within one year	126,850	434,600
Less: unamortized deferred loan issuance costs	(5,653)	(5,163)

Borrowings—current portion	121,197	429,437

Amounts due after one year	1,296,719	817,119
Less: unamortized deferred loan issuance costs	(17,788)	(11,559)

Borrowings—non-current portion	1,278,931	805,560

Total	1,400,128	1,234,997

Terminated Facilities:

(a)
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
Credit Suisse AG facility

        On January 18, 2012, GAS-seven Ltd. entered into a loan agreement of up to $144,000 with Credit Suisse AG, for the purpose of financing one of the newbuilding vessels. The loan agreement provided for a single tranche that was drawn on December 4, 2013 for the financing of the GasLog Seattle. On July 25, 2016, the outstanding amount of $124,000 under the facility was fully repaid.

(c)
DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) facility

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
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

drawn on June 24, 2014 for the financing of the Solaris. On July 25, 2016, the outstanding amount of $127,080 under the facility was fully repaid.

(d)
ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch and ING Bank N.V., London Branch facility

        On March 25, 2015, GAS-twenty seven Ltd. entered into a senior secured term loan facility of up to $162,500 with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch, and a subordinated term loan facility of up to $67,500 with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch for the purpose of financing the acquisition of the Methane Becki Anne. The available amounts were fully drawn on March 31, 2015. Both facilities bore interest at LIBOR plus a margin.

        On April 5, 2016, pursuant to the Five Vessel Refinancing (please refer to (b) below), the outstanding balances of $162,500 under the senior secured term loan facility and $67,500 under the subordinated term loan facility were fully repaid.

Existing Facilities:

(a)
Citibank N.A., London Branch, Nordea Bank Finland PLC London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas facility

        On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd, GasLog Partners LP and GasLog Partners Holdings LLC entered into a loan agreement with Citibank N.A., London Branch, acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the "Partnership Facility") for the purpose of refinancing in full the existing debt facilities. The agreement provides for a single tranche that was drawn on November 18, 2014. The credit facility bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2018 is $360,000 and is repayable in four quarterly installments of $5,625 and a final balloon payment of $337,500 together with the last quarterly installment in November 2019. In February 2019, the Partnership signed a debt refinancing of up to $450,000 with certain financial institutions (Note 22), in order to refinance such indebtedness.

(b)
Five Vessel Refinancing

        On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements (the "Five Vessel Refinancing") to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The Five Vessel Refinancing is comprised of a five-year senior tranche facility of up to $396,500 and a two-year bullet junior tranche of up to $180,000. The vessels covered by the Five Vessel Refinancing are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth, Methane Heather Sally and Methane Becki Anne and the GasLog-owned Methane Lydon Volney. ABN AMRO Bank N.V. and DNB (UK) Ltd. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V.,

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited. Following the acquisition of the Methane Becki Anne on November 14, 2018, the Partnership assumed $93,896 of outstanding indebtedness of the acquired entity.

        On April 5, 2016, $323,162 and $149,792 under the senior and junior tranche, respectively, of the Five Vessel Refinancing were drawn to refinance $535,500 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd and GAS-twenty seven Ltd. The balance outstanding for the entities owned by the Partnership as of December 31, 2018 is $265,580 under the senior tranche that is repayable in 10 quarterly installments of $6,290 and a final balloon payment of $202,680 together with the last quarterly installment in April 2021. Amounts drawn bear interest at LIBOR plus a margin. The balance under the junior tranche was prepaid by the Partnership on April 5, 2017 and January 5, 2018, in amounts of $120,042 and $29,750, respectively, with the junior tranche subsequently cancelled.

(c)
Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, Skandinaviska Enskilda Banken AB (publ), HSBC Bank Plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. facility

        On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1,050,000 (the "Legacy Facility Refinancing") with a number of international banks, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea. Citigroup Global Market Limited, Credit Suisse AG and Nordea Bank AB were mandated lead arrangers to the transaction. The other banks in the syndicate are: Skandinaviska Enskilda Banken AB (publ), HSBC Bank Plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. Nordea Bank AB, London Branch is the agent and security agent for the transaction. The Legacy Facility Refinancing is comprised of a five-year term loan facility of up to $950,000 and a revolving credit facility of up to $100,000.

        Following the acquisitions of GAS-seven Ltd. and GAS-eight Ltd., the Partnership assumed $122,292 and $124,141 of indebtedness drawn on July 25, 2016 under the term loan facility to refinance the existing indebtedness of $124,000 and $127,080 for GAS-seven Ltd. and GAS-eight Ltd., respectively. Each aforementioned refinancing was considered an extinguishment of the existing debt facility. Consequently, the unamortized loan fees of $5,637 were written off to profit or loss for the year ended December 31, 2016. On November 13, 2018, $25,940 was drawn under the revolving credit facility, which was repaid on December 12, 2018. The balance outstanding for the entities owned by the Partnership as of December 31, 2018 is $216,169 under the term loan that is repayable in six semi-annual installments of $7,566 each and a balloon payment of $170,773 due together with the last installment in July 2021, while the balance outstanding under the revolving credit facility is nil and can be repaid and redrawn at any time until December 31, 2020. Amounts drawn bear interest at LIBOR plus a margin.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

(d)
GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-fourteen facility

        Following the acquisitions of GAS-eleven Ltd. on May 3, 2017, GAS-thirteen Ltd. on July 3, 2017 and GAS-fourteen Ltd. on April 26, 2018, the Partnership assumed $151,423, $155,005 and $143,622 of outstanding indebtedness of the acquired entities, respectively, under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility (the "October 2015 Facility").

        The loan agreement with GAS-eleven Ltd., with respect to the GasLog Greece provided for four tranches of $51,257, $25,615, $24,991 and $61,104, while the loan agreements with GAS-thirteen Ltd. and GAS-fourteen Ltd., with respect to the GasLog Geneva and the GasLog Gibraltar, respectively, each provided for four tranches of $50,544, $25,258, $24,643 and $60,252. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual deliveries of the GasLog Greece, the GasLog Geneva and the GasLog Gibraltar, respectively, according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016, $162,967 was drawn down to partially finance the delivery of the GasLog Greece, while on September 26, 2016 and on October 25, 2016, $160,697 was drawn down on each date to partially finance the deliveries of the GasLog Geneva and the GasLog Gibraltar, respectively. The aggregate balance outstanding for the entities owned by the Partnership as of December 31, 2018 is $409,970. Amounts drawn under each applicable tranche bear interest at LIBOR plus a margin.

Securities Covenants and Guarantees

        The credit agreements are secured as follows:

  (i)
  first priority mortgages over the ships owned by the respective borrowers;

  (ii)
  in the case of the Partnership Facility, guarantees from the Partnership and the Partnership's subsidiary GasLog Partners Holdings LLC, in the case of the Five Vessel Refinancing, a guarantee from GasLog, guarantees from the Partnership and GasLog Partners Holdings LLC up to the value of the commitments relating to the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, in the case of the Legacy Facility Refinancing, a guarantee from GasLog, guarantees from the Partnership and GasLog Partners Holdings LLC up to the value of the commitments relating to the GasLog Seattle and the Solaris and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, and in the case of the October 2015 Facility, a guarantee from GasLog, guarantees from the Partnership and GasLog Partners Holdings LLC up to the value of the commitments relating to the GasLog Greece, the GasLog

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

    Geneva and the GasLog Gibraltar and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels;

  (iii)
  a pledge or a negative pledge of the share capital of the respective borrower; and

  (iv)
  a first priority assignment of all earnings, excluding the vessels participating in the spot market, and insurance related to the ships owned by the respective borrower.

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

        The credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the credit facilities contain covenants requiring the Partnership and certain of the Partnership's subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% (in the case of the October 2015 Facility, 115.0% for the first two years after each drawdown and 120.0% at any time thereafter) of the then outstanding amount under the applicable facility. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require the Partnership to make prepayments or provide additional collateral sufficient to bring the Partnership into compliance with such covenants, and if we fail to do so the lenders could accelerate the indebtedness.

        The credit facilities impose certain operating and financial restrictions on the Partnership and GasLog. These restrictions generally limit the Partnership's and GasLog's collective subsidiaries' ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms' length transactions with, the Partnership, GasLog or any of their affiliates, (c) sell or otherwise dispose of assets, including ships, (d) engage in merger transactions, (e) enter into, terminate or amend any charter, (f) amend shipbuilding contracts, (g) change the manager of ships, or (h) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business. In addition, under the Five Vessel Refinancing, the Legacy Facility Refinancing and the October 2015 Facility, the respective vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 per entity and are in compliance as of December 31, 2018.

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

  (ii)
  total indebtedness divided by total assets must be less than 60.0%;

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
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

        The Five Vessel Refinancing, the Legacy Facility Refinancing and the October 2015 Facility also impose specified financial covenants that apply to GasLog and its subsidiaries on a consolidated basis:

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

        GasLog Partners and GasLog were in compliance with all financial covenants as of December 31, 2018.

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
For the years ended December 31, 2016, 2017 and 2018
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

        On March 23, 2018, the outstanding amount of $45,000 under the New Sponsor Credit Facility was prepaid. On the same date, the term loan facility was terminated and the respective unamortized loan fees of $900 were written-off to profit or loss. As of December 31, 2018, the outstanding balance of the New Sponsor Credit Facility is nil.

        The New Sponsor Credit Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the New Sponsor Credit Facility covenants require that at all times GasLog must continue to control, directly or indirectly, the affairs or composition of the Partnership's board of directors and any amendment to our Partnership Agreement, in the reasonable opinion of the lender, must not be adverse to its interests in connection with the New Sponsor Credit Facility.

Borrowings Repayment Schedule

        The maturity table below reflects the principal repayments of the borrowings outstanding as of December 31, 2018 based on their repayment schedules:

As of December 31, 2018
Not later than one year	434,600
Later than one year and not later than three years	510,079
Later than three years and not later than five years	68,620
Later than five years	238,420

Total	1,251,719

        The weighted average total interest rate for the abovementioned credit facilities as of December 31, 2018 is 4.8% (December 31, 2017: 3.9%).

        As the bank facilities bear interest at variable interest rates, their aggregate fair value as of December 31, 2018 was equal to the amount outstanding of $1,251,719.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

7. Other Payables and Accruals

        An analysis of other payables and accruals is as follows:

	As of December 31,
	2017	2018
Unearned revenue	25,236	24,080
Accrued legal and professional fees	597	679
Accrued crew costs	2,409	1,922
Accrued off-hire	1,659	3,108
Accrued payable to charterers	539	610
Accrued purchases	1,893	10,336
Accrued interest	13,273	14,332
Accrued board of directors fees	188	198
Accrued cash distributions	179	277
Other payables and accruals	918	2,232

Total	46,891	57,774

        The unearned revenue of $24,080 represents monthly charter hires received in advance as of December 31, 2018 relating to January 2019 (December 31, 2017: $25,236).

8. Revenues

        The Partnership has recognized the following amounts relating to revenues:

	For the year ended December 31,
	2016	2017	2018
Revenues from time charters	317,489	371,146	341,066
Revenues from the Cool Pool	—	—	11,475

Total	317,489	371,146	352,541

        Revenues from the Cool Pool relate only to the pool revenues received from a GasLog Partners vessel operating in the Cool Pool and do not include the Net pool allocation to GasLog Partners of a gain of $3,700 for the year ended December 31, 2018 (nil for the years ended December 31, 2017 and December 31, 2016).

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

9. Voyage Expenses and Commissions

        An analysis of voyage expenses and commissions is as follows:

	For the year ended December 31,
	2016	2017	2018
Brokers' commissions on revenues	3,976	4,648	4,296
Bunkers' consumption and other voyage expenses	357	2	2,826

Total	4,333	4,650	7,122

        Bunkers' consumption represents mainly bunkers consumed during periods when a vessel is not employed under a charter or off-hire periods.

10. General and Administrative Expenses

        An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2016	2017	2018
Administrative fees (Note 13)	4,802	6,547	10,398
Commercial management fees (Note 13)	4,535	5,040	5,040
Share-based compensation (Note 20)	480	850	1,034
Other expenses	3,389	2,874	2,897

Total	13,206	15,311	19,369

11. Vessel Operating Costs

        An analysis of vessel operating costs is as follows:

	For the year ended December 31,
	2016	2017	2018
Crew costs	30,673	36,617	35,764
Technical maintenance expenses	14,879	14,985	15,321
Other operating expenses	17,524	19,767	17,640

Total	63,076	71,369	68,725

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

12. Net Financial Income and Costs

        An analysis of financial income and financial costs is as follows:

	For the year ended December 31,
	2016	2017	2018
Financial income
Financial income	209	1,019	2,413

Total financial income	209	1,019	2,413

Financial costs
Amortization of deferred loan issuance costs	14,297	8,160	6,822
Interest expense on loans	44,882	55,974	58,548
Commitment fees	674	632	522
Other financial costs	394	356	395

Total financial costs	60,247	65,122	66,287

        During the year ended December 31, 2016, an amount of $5,637 representing the write-off of the unamortized deferred loan issuance costs in connection with the repayment of the loan agreement of GAS-seven Ltd. and GAS-eight Ltd. on July 25, 2016 (Note 6) is included in Amortization of deferred loan issuance costs. During the year ended December 31, 2018, an amount of $900 representing the write-off of the unamortized deferred loan issuance costs in connection with the termination of the term loan facility of the New Sponsor Credit Facility (Note 6) is included in Amortization of deferred loan issuance costs.

13. Related Party Transactions

        The Partnership has the following balances with related parties which are included in the consolidated statements of financial position:

	As of December 31,
	2017	2018
Amounts due from related parties
Due from the Cool Pool(a)	—	5,281

Total	—	5,281

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

13. Related Party Transactions (Continued)

	As of December 31,
	2017	2018
Amounts due to related parties
Due to GasLog LNG Services(b)	4,916	1,368
Due to GasLog(c)	230	654
Due to GasLog Carriers Ltd. ("GasLog Carriers")(d)	4,746	—

Total	9,892	2,022

(a)
As of December 31, 2018, the balance due from the Cool Pool comprises outstanding pool distributions (Note 8).

(b)
The balance as of December 31, 2017 represents mainly payments made by GasLog LNG Services on behalf of the Partnership.

(c)
The balances represent payments made by GasLog on behalf of the Partnership.

(d)
As of December 31, 2017, the balance due to GasLog Carriers, the parent company of GAS-fourteen Ltd. and GAS-twenty seven Ltd., prior to their acquisitions by the Partnership on April 26, 2018 and November 14, 2018, respectively, represented mainly amounts paid directly by GasLog Carriers on behalf of GAS-fourteen Ltd. and GAS-twenty seven Ltd., covering expenses during the construction period. As of December 31, 2018, the outstanding balance had been fully settled.

	As of December 31,
	2017	2018
Loans due to related parties
New Sponsor Credit Facility with GasLog	45,000	—

Total	45,000	—

        The details of the credit facility with GasLog are disclosed in Note 6.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

13. Related Party Transactions (Continued)

        The Partnership had the following transactions with related parties for the years ended December 31, 2016, 2017 and 2018:

Company	Details	Account	2016	2017	2018
Costs capitalized to vessels' cost
GasLog LNG Services	Construction supervision fees(i)	Vessels	1,846	—	—
Cost expensed
GasLog	Commercial management fee(ii)	General and administrative expenses	4,535	5,040	5,040
GasLog	Administrative services fee(iii)	General and administrative expenses	4,802	6,547	10,398
GasLog LNG Services	Management fees and other vessel management expenses(iv)	Vessel operating costs	6,192	7,176	7,176
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	95	127	114
GasLog	Interest on revolving credit facility (Note 6)	Interest expense	413	3,224	935
GasLog	Commitment fee on revolving credit facility (Note 6)	Other financial costs	567	396	304
GasLog	Interest on interest rate swaps (Note 17)	(Loss)/gain on derivatives	549	2,053	(1,772)
GasLog	Realized loss on forward foreign exchange contracts held for trading (Note 17)	(Loss)/gain on derivatives	—	—	409
GasLog	Compensation for lost hire(v)	Revenues	—	—	(481)
Cool Pool	Adjustment for net pool allocation	Net pool allocation	—	—	(3,700)

(i)
Shipbuilding Supervision Agreements

The Manager charged the vessel owning companies shipbuilding supervision fees pursuant to the shipbuilding supervision contracts that were signed on August 1, 2014 with respect to GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-fourteen Ltd. In accordance with the shipbuilding supervision contracts, the Manager was appointed as the supervisor of the construction of the vessels under the relevant shipbuilding contracts and responsible for providing technical consultancy services and attending sea trials and factory acceptance tests until the successful delivery of each vessel. Monthly charge rates for the site inspection team varied from $12.5 to $18.5 according to the level of seniority of the inspectors. On November 4, 2015, all agreements were amended to delete the clauses regarding factory acceptance tests and technical consultancy fees.

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
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

13. Related Party Transactions (Continued)

  The same provisions are included in the commercial management agreements that GAS-eleven Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into with GasLog upon the deliveries of the GasLog Greece, the GasLog Geneva, the GasLog Gibraltar, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne, respectively, into GasLog's fleet in March 2016, September 2016, October 2016, April 2014, June 2014 and March 2015 (together with the Amended Commercial Management Agreements and the commercial management agreements entered into by GAS-seven Ltd. and GAS-eight Ltd. with GasLog, the "Commercial Management Agreements").

(iii)
Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the "Administrative Services Agreement") with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days' notice for any reason in the sole discretion of the Partnership's board of directors. Until December 31, 2016, GasLog received a service fee of $588 per vessel per year in connection with providing services under this agreement. For the years ended December 31, 2017 and December 31, 2018, the annual service fee was $632 and $812 per vessel per year, respectively. With effect from January 1, 2019, the service fee was amended to $608 per vessel per year.

(iv)
Ship Management Agreements

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the "Amended Ship Management Agreements") under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel's lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne, respectively, into GasLog's fleet in April 2014, June 2014 and March 2015 (together with the Amended Ship Management Agreements and the ship management agreement that GAS-seven Ltd. entered into with the Manager upon its vessel's delivery from the shipyard in 2013, the "Ship Management Agreements"). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses and, in the case of GAS-seven Ltd., to also increase the fixed monthly charge to $46 with effect from April 1, 2015. In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure. This single fee structure was already provided for in the ship management agreements that GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-fourteen Ltd. had entered into with GasLog upon the deliveries of the GasLog Greece in March 2016, the GasLog Geneva in September 2016 and the GasLog Gibraltar in October 2016, respectively (with a fixed monthly charge of $46).

(v)
On January 16, 2019, the Partnership entered into an agreement with GasLog, whereby the latter agreed to compensate the Partnership for a delay in the scheduled commencement of the time charter of the GasLog Sydney in December 2018. The lost hire was calculated based on the estimated number of days of the delay multiplied by the daily hire rate of the time charter contract.

Omnibus Agreement

  Upon completion of the IPO on May 12, 2014, the Partnership entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The omnibus agreement governs among other things (i) when and the extent to which the Partnership and GasLog may compete against each other, (ii) the time and the value at which the Partnership may exercise the right to purchase certain offered vessels by GasLog (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog's provisions of certain indemnities to the Partnership. On September 29, 2014, June 26, 2015, October 27, 2016, March 9, 2017, May 25, 2017 , August 30, 2017, March 3, 2018 and October 24, 2018, the Partnership exercised the option

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

13. Related Party Transactions (Continued)

  to acquire (i) the Methane Rita Andrea and the Methane Jane Elizabeth, (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, (iii) the GasLog Seattle (iv) the GasLog Greece, (v) the GasLog Geneva, (vi) the Solaris, (vii) the GasLog Gibraltar and (viii) the Methane Becki Anne, respectively.

14. Commitments and Contingencies

        Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements as of December 31, 2018, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers' options to extend the terms of the charters are not accounted for):

As of December 31, 2018
Period
Not later than one year	256,451
Later than one year and not later than three years	322,763
Later than three years and not later than five years	181,181
Later than five years	60,209

Total	820,604

        In April and May 2017, GasLog LNG Services entered into agreements in relation to investments in certain of the Partnership and GasLog's vessels, with the aim of enhancing their operational performance. Commitments relating to these agreements for the Partnership, are as follows:

As of December 31, 2018
Period
Not later than one year	1,520

Total	1,520

        Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth, (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally and (iii) the Methane Becki Anne, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd., (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. and (iii) GAS-twenty seven Ltd., respectively, is counter guarantor for the acquisition from BG Group of 83.33% of depot spares with an aggregate value of $6,000, of which $660 have been purchased and paid as of December 31, 2018 by GasLog. These spares should be acquired before March 31, 2020.

        Additionally, in September 2017 and July 2018, GasLog LNG Services Ltd. entered into maintenance agreements with Wartsila Greece S.A. ("Wartsila") in respect of six of the Partnership's LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

14. Commitments and Contingencies (Continued)

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

15. Financial Risk Management

        The Partnership's activities expose it to a variety of financial risks, including market risk, liquidity risk and credit risk. The Partnership's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Partnership's financial performance. The Partnership makes use of derivative financial instruments such as interest rate swaps and forward foreign exchange contracts to mitigate certain risk exposures.

Market risk

        Interest Rate Risk:    The Partnership is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Partnership's results of operations and its ability to service its debt. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize economic risks and costs associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2018, the Partnership had economically hedged 43.9% of its floating interest rate exposure on its outstanding borrowings (excluding the New Sponsor Credit Facility) by swapping the variable rate for a fixed rate (December 31, 2017: 34.1%).

        The aggregate principal amount of the Partnership's outstanding floating rate debt which was not economically hedged as of December 31, 2018 was $701,719 (December 31, 2017: $908,569). As an indication of the extent of the Partnership's sensitivity to interest rate changes, an increase or decrease in LIBOR of 10 basis points would have decreased or increased, respectively, the profit during the year ended December 31, 2018 by $789, based upon its debt level during the period (December 31, 2017: $1,037 and December 31, 2016: $1,174).

        Interest Rate Sensitivity Analysis:    The fair value of the interest rate swaps as of December 31, 2018 was estimated as a net asset of $5,513 (December 31, 2017: net asset of $6,346). For the three years ended December 31, 2018, the interest rate swaps were not designated as cash flow hedging instruments (Note 17).

        The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. As of December 31, 2018, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to approximately $2,021 (December 31, 2017: $1,774 and December 31, 2016: $1,766) affecting loss/(gain) on swaps in the respective periods.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

15. Financial Risk Management (Continued)

        Currency Risk:    Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership's functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to technical maintenance and crew costs denominated in euros. Specifically, for the year ended December 31, 2018, approximately $51,494 of the operating and administrative expenses were denominated in euros (December 31, 2017: $39,608 and December 31, 2016: $35,522). As of December 31, 2018, approximately $10,445 of the Partnership's outstanding trade payables and accruals were denominated in euros (December 31, 2017: $4,929).

        The Partnership uses forward foreign exchange contracts to reduce its exposure to movements in exchange rates. As an indication of the extent of the Partnership's sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased its profit and cash flows during the year ended December 31, 2018 by $5,149, based upon its expenses during the year (December 31, 2017: $3,961 and December 31, 2016: $3,552).

Liquidity risk

        Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability but can also increase the risk of losses.

        The Partnership manages its liquidity risk by having secured credit lines, by receiving capital contributions to fund its commitments and by maintaining cash and cash equivalents.

        The following tables detail the Partnership's expected cash flows for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Partnership can be required to pay. The table includes both interest and

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

15. Financial Risk Management (Continued)

principal cash flows. Variable future interest payments were determined based on an average LIBOR plus the margins applicable to the Partnership's loans at the end of each year presented.

	Weighted-average effective interest rate	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2018
Trade accounts payable		7,410	32	48		—	7,490
Due to related parties		—	2,022	—	—	—	2,022
Other payables and accruals*		9,308	17,741	4,914	—	—	31,963
Other non-current liabilities*		—	—	—	264	—	264
Variable interest loans	4.76%	14,558	22,087	442,224	670,072	266,960	1,415,901
Fixed interest loans**		—	75	466	1,014	—	1,555

Total		31,276	41,957	447,652	671,350	266,960	1,459,195

December 31, 2017
Trade accounts payable		4,982	78	65	—	—	5,125
Due to related parties		—	9,892	—	—	—	9,892
Other payables and accruals*		9,561	9,673	2,421	—	—	21,655
Other non-current liabilities		—	—	—	250	—	250
Variable interest loans	3.71%	44,729	21,152	100,420	1,096,246	308,678	1,571,225
Fixed interest loans**		—	1,102	3,309	59,326	—	63,737

Total		59,272	41,897	106,215	1,155,822	308,678	1,671,884

*
Non-financial liabilities are excluded.

**
A commitment fee is charged at 2.4% on the available amount of the Old Sponsor Credit Facility and 0.9% on the available amounts of the revolving credit facility of GAS-seven Ltd. and GAS-eight Ltd., respectively.

        The amounts included above for variable interest rate instruments are subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

        The following tables detail the Partnership's expected cash flows for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that are settled on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

15. Financial Risk Management (Continued)

contractual cash flows are based on the contractual maturities of the interest rate swaps and forward foreign exchange contracts.

	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2018
Interest rate swaps	773	120	3,194	2,551	(104)	6,534
Forward foreign exchange contracts	103	197	256	—	—	556

Total	876	317	3,450	2,551	(104)	7,090

December 31, 2017
Interest rate swaps	(292)	—	(1)	7,341	—	7,048

Total	(292)	—	(1)	7,341	—	7,048

        The Partnership expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year-end and the cash generated by operating activities. The Partnership expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

        Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Partnership is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Partnership currently deals exclusively with financial institutions and customers with high credit ratings.

	As of December 31,
	2017	2018
Cash and cash equivalents	149,455	129,125
Short-term investments	—	10,000
Trade and other receivables	3,765	13,484
Derivative financial instruments, current and non-current portion	6,615	9,731

        For the years ended December 31, 2016, December 31, 2017 and December 31, 2018, 100%, 100% and 92%, respectively, of the Partnership's revenue was earned from subsidiaries of Royal Dutch Shell plc ("Shell") and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership's principal counterparty and the fact that the hire is being collected in advance. The Partnership did not experience any credit losses on its accounts receivable portfolio during the three years ended December 31, 2018. The carrying amount of financial assets recorded in the consolidated financial statements represents the Partnership's maximum exposure to credit risk. Management monitors exposure to credit risk and believes that there is no substantial credit risk arising from the Partnership's counterparty.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

15. Financial Risk Management (Continued)

        The credit risk on liquid funds and derivative financial instruments is limited because the direct and indirect counterparties are banks with high credit ratings assigned by international credit rating agencies.

16. Capital Risk Management

        The Partnership's objectives when managing capital are to safeguard the Partnership's ability to continue as a going concern and to pursue future growth opportunities. Among other metrics, the Partnership monitors capital using a total indebtedness to total assets ratio (Note 6), which is defined under certain of the Partnership's credit facilities as total debt and derivative financial instruments divided by total assets. The total indebtedness to total assets ratio is as follows:

	As of December 31,
	2017	2018
Derivative financial instruments—current asset	(577)	(4,615)
Derivative financial instruments—non-current asset	(6,038)	(5,116)
Borrowings—current liability	121,197	429,437
Borrowings—non-current liability	1,278,931	805,560
Derivative financial instruments—current liability	269	1,253
Derivative financial instruments—non-current liability	—	3,543

Total indebtedness	1,393,782	1,230,062

Total assets	2,528,263	2,488,638
Total indebtedness/total assets	55.1%	49.4%

17. Derivative Financial Instruments

        The fair value of the derivative assets is as follows:

	As of December 31,
	2017	2018
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	6,615	9,731

Total	6,615	9,731

Derivative financial instruments, current asset	577	4,615
Derivative financial instruments, non-current asset	6,038	5,116

Total	6,615	9,731

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

17. Derivative Financial Instruments (Continued)

        The fair value of the derivative liabilities is as follows:

	As of December 31,
	2017	2018
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	269	4,218
Forward foreign exchange contracts	—	578

Total	269	4,796

Derivative financial instruments, current liability	269	1,253
Derivative financial instruments, non-current liability	—	3,543

Total	269	4,796

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

Interest rate swaps held for trading

        The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2017	December 31, 2018
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.54%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.72%	130,000	130,000
GasLog Partners	GasLog	July 2017	July 2017	June 2022	2.19%	80,000	80,000
GasLog Partners	GasLog	May 2018	May 2018	April 2023	3.15%	—	80,000
GasLog Partners	GasLog	Dec 2018	Jan 2019	Jan 2024	3.14%	—	N/A

						470,000	550,000

        In July 2016, the Partnership terminated the interest rate swap agreements of GAS-seven Ltd. and GAS-eight Ltd. associated with the Legacy Facility Refinancing (Note 6) paying their fair value on that date. The cumulative loss of $2,527, relating solely to the GAS-seven Ltd. swap agreements, from the period that hedging was effective was recycled to profit or loss during the year ended December 31, 2016.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

17. Derivative Financial Instruments (Continued)

        The change in the fair value of the contracts not designated as cash flow hedging instruments for the year ended December 31, 2018 amounted to a loss of $833 (December 31, 2017: $2,174 gain and December 31, 2016: $1,570 loss), which was recognized against earnings in the period incurred and is included in Loss/(gain) on interest rate swaps.

Forward foreign exchange contracts

        The Partnership uses non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in euros ("EUR"). Under these non-deliverable forward foreign exchange contracts, the counterparties (GasLog and the Partnership) settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

        The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Settlement Date	Fixed Exchange Rate (USD/EUR)	Notional Amount
GasLog Partners	GasLog	May 2018	Jan 2019	1.199415	€2,000
GasLog Partners	GasLog	May 2018	Feb 2019	1.200865	€2,000
GasLog Partners	GasLog	May 2018	Mar 2019	1.202315	€2,000
GasLog Partners	GasLog	June 2018	Apr 2019	1.19315	€2,000
GasLog Partners	GasLog	June 2018	May 2019	1.19645	€2,000
GasLog Partners	GasLog	June 2018	June 2019	1.19965	€2,000
GasLog Partners	GasLog	August 2018	July 2019	1.1738	€2,000
GasLog Partners	GasLog	August 2018	Aug 2019	1.1772	€2,000
GasLog Partners	GasLog	August 2018	Sept 2019	1.1809	€2,000

				Total	€18,000

        The derivative instruments listed above were not designated as cash flow hedging instruments as of December 31, 2018. The change in the fair value of these contracts for the year ended December 31, 2018 amounted to a loss of $578 (December 31, 2017: nil and December 31, 2016: nil), which was recognized against earnings in the period incurred and is included in Loss/(gain) on interest rate swaps.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

17. Derivative Financial Instruments (Continued)

        An analysis of Loss/(gain) on derivatives is as follows:

	For the year ended December 31,
	2016	2017	2018
Realized loss/(gain) on derivatives held for trading	2,740	2,053	(1,363)
Unrealized loss/(gain) on derivatives held for trading	1,570	(2,174)	1,411
Recycled loss of cash flow hedges reclassified to profit or loss	2,527	—	—

Total loss/(gain) on derivatives	6,837	(121)	48

Fair value measurements

        The fair value of the Partnership's financial assets and liabilities approximate to their carrying amounts at the reporting date.

        The fair value of derivatives at the end of the reporting period is determined by discounting the future cash flows using the interest rate curves at the end of the reporting period, the estimation of the counterparty risk and the Partnership's own risk inherent in the contract. The derivatives met Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement. There were no financial instruments in Levels 1 or 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the levels, provided by IFRS 13 Fair Value Measurement, are based on the degree to which the fair value is observable:

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
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

18. Cash Flow Reconciliations

        The reconciliations of the Partnership's non-cash investing and financing activities for the two years ended December 31, 2018 are presented in the following tables:

        A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2017	1,563,932	—	—	—	1,563,932
Borrowings drawdowns (Note 6)	—	60,000	(12,000)	—	48,000
Borrowings repayments (Note 6)	—	(218,370)	—	—	(218,370)
Additions in deferred loan fees	—	(1,594)	—	—	(1,594)
Amortization of deferred loan issuance costs (Note 12)	—	—	8,160	—	8,160

Borrowings outstanding as of December 31, 2017	1,563,932	(159,964)	(3,840)	—	1,400,128

Borrowings outstanding as of January 1, 2018	1,400,128	—	—	—	1,400,128
Borrowings drawdowns (Note 6)	—	25,940	—	—	25,940
Borrowings repayments (Note 6)	—	(197,790)	—	—	(197,790)
Additions in deferred loan fees	—	(153)	—	50	(103)
Amortization of deferred loan issuance costs (Note 12)	—	—	6,822	—	6,822

Borrowings outstanding as of December 31, 2018	1,400,128	(172,003)	6,822	50	1,234,997

        A reconciliation of derivative assets is as follows:

	Opening balance	Non-cash items	Total
Net derivative assets as of January 1, 2017	4,172	—	4,172
Unrealized gain on derivatives held for trading (Note 17)	—	2,174	2,174

Net derivative assets as of December 31, 2017	4,172	2,174	6,346

Net derivative assets as of January 1, 2018	6,346	—	6,346
Unrealized loss on derivatives held for trading (Note 17)	—	(1,411)	(1,411)

Net derivative assets as of December 31, 2018	6,346	(1,411)	4,935

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

18. Cash Flow Reconciliations (Continued)

        A reconciliation of vessels arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Vessels as of January 1, 2017	2,439,092	—	—	2,439,092
Additions (Note 3)	—	5,131	534	5,665
Depreciation expense (Note 3)	—	—	(81,089)	(81,089)

Vessels as of December 31, 2017	2,439,092	5,131	(80,555)	2,363,668

Vessels as of January 1, 2018	2,363,668	—	—	2,363,668
Additions (Note 3)	—	24,177	9,568	33,745
Depreciation expense (Note 3)	—	—	(81,590)	(81,590)

Vessels as of December 31, 2018	2,363,668	24,177	(72,022)	2,315,823

        A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions) (Note 5)	144,297	—	144,297
Proceeds from public offering of preference units (net of underwriting discounts and commissions) (Note 5)	139,222	—	139,222
Offering costs	(2,033)	(359)	(2,392)

Net proceeds from equity offerings in the year ended December 31, 2017	281,486	(359)	281,127

Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions) (Note 5)	62,516	—	62,516
Proceeds from public offering of preference units (net of underwriting discounts and commissions) (Note 5)	208,394	—	208,394
Offering costs	(915)	(703)	(1,618)
Payments for IDRs modification (including fees)	(25,002)	—	(25,002)

Net proceeds from equity offerings/modifications in the year ended December 31, 2018	244,993	(703)	244,290

19. Earnings Per Unit

        The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement as generally described in Note 5 above.

        In the three years ended December 31, 2018, the Partnership completed equity offerings of common units and issued general partner units to its general partner in order for GasLog to retain its 2.0%, as presented in Note 5. Also, on May 16, 2017, the subordination period expired and

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

19. Earnings Per Unit (Continued)

consequently all 9,822,358 subordinated units held by GasLog converted into common units on a one-for-one basis (Note 5).

        Basic earnings per unit is determined by dividing profit for the year reported at the end of each period after deducting preference unit distributions by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

	For the year ended December 31,
	2016	2017	2018
Profit for the year	99,709	134,745	115,513
Less:
Profit attributable to GasLog's operations*	(22,439)	(40,628)	(12,916)

Partnership's profit	77,270	94,117	102,597

Adjustment for:
Paid and accrued preference unit distributions	—	(7,749)	(22,498)

Partnership's profit attributable to:	77,270	86,368	80,099

Common unitholders	49,886	76,347	75,879
Subordinated unitholders**	21,049	5,085	N/A
General partner	1,545	1,728	1,602
Incentive distribution rights***	4,790	3,208	2,618
Weighted average units outstanding (basic)
Common units	22,934,380	36,493,143	42,945,432
Subordinated units**	9,822,358	9,822,358	N/A
General partner units	668,505	790,819	876,255
Earnings per unit (basic)
Common unitholders	2.18	2.09	1.77
Subordinated unitholders	2.14	0.52	N/A
General partner	2.31	2.18	1.83
Weighted average units outstanding (diluted)
Common units	22,963,214	36,547,545	43,034,117
Subordinated units**	9,822,358	9,822,358	N/A
General partner units	668,505	790,819	876,255
Earnings per unit (diluted)
Common unitholders	2.17	2.09	1.76
Subordinated unitholders	2.14	0.52	N/A
General partner	2.31	2.18	1.83

*
Includes profits of: (i) GAS-seven Ltd. for the period prior to its transfer to the Partnership on November 1, 2016, (ii) GAS-eleven Ltd. for the period prior to its transfer to the Partnership on May 3, 2017, (iii) GAS-thirteen Ltd. for the period prior to its transfer to the Partnership on July 3, 2017, (iv) GAS-eight Ltd. for the period prior to its transfer to the

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

19. Earnings Per Unit (Continued)

  Partnership on October 20, 2017, (v) GAS-fourteen Ltd. for the period prior to its transfer to the Partnership on April 26, 2018 and (vi) GAS-twenty seven Ltd. for the period prior to its transfer to the Partnership on November 14, 2018. While such amounts are reflected in the Partnership's financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), the aforementioned entities were not owned by the Partnership prior to their transfers to the Partnership on the respective dates and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

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

20. Share-based Compensation

        On April 1, 2015, April 1, 2016, April 3, 2017 and April 2, 2018, the Partnership granted to its executives Restricted Common Units ("RCUs") and Performance Common Units ("PCUs") in accordance with its 2015 Long-Term Incentive Plan (the "2015 Plan"). On April 3, 2018, 16,999 RCUs and 16,999 PCUs vested under the Partnership's 2015 Plan.

        The details of the aforementioned awards are presented in the following table:

Awards	Number	Grant date	Expiry date	Fair value at grant date
RCUs	16,999	April 1, 2015	n/a	$24.12
PCUs	16,999	April 1, 2015	n/a	$24.12
RCUs	24,925	April 1, 2016	n/a	$16.45
PCUs	24,925	April 1, 2016	n/a	$16.45
RCUs	26,097	April 3, 2017	n/a	$23.85
PCUs	26,097	April 3, 2017	n/a	$23.85
RCUs	24,608	April 2, 2018	n/a	$23.40
PCUs	24,608	April 2, 2018	n/a	$23.40

        The RCUs and PCUs vest three years after the grant dates subject to the recipients' continued service; vesting of the PCUs is also subject to the achievement of certain performance targets in relation to total unitholder return. Specifically, the performance measure is based on the total unitholder return ("TUR") achieved by the Partnership during the performance period, benchmarked against the TUR of a selected group of peer companies. TUR above the 75th percentile of the peer group results in 100% of the award vesting; TUR between the 50th and 75th percentile of the peer group results in 50% of award vesting; TUR below the 50th percentile of the peer group results in none of the award vesting. The holders are entitled to cash distributions that are accrued and settled on vesting.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

20. Share-based Compensation (Continued)

        The awards are settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

        The fair value per common unit of the RCUs and PCUs in accordance with the 2015 Plan was determined by using the grant date closing price of $24.12 for the 2015 grant, $16.45 for the 2016 grant, $23.85 for the 2017 grant and $23.40 for the 2018 grant and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the year

        The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2017	41,924	1.84	820
Granted during the year	26,097	—	622
Forfeited during the year	(546)		(13)

Outstanding as of December 31, 2017	67,475	1.38	1,429

Granted during the year	24,608	—	576
Vested during the year	(16,999)	—	(410)

Outstanding as of December 31, 2018	75,084	1.25	1,595

PCUs
Outstanding as of January 1, 2017	41,924	1.84	820

Granted during the year	26,097	—	622
Forfeited during the year	(546)		(13)

Outstanding as of December 31, 2017	67,475	1.38	1,429

Granted during the year	24,608	—	576
Vested during the year	(16,999)	—	(410)

Outstanding as of December 31, 2018	75,084	1.25	1,595

        The total expense recognized in respect of share-based compensation for the year ended December 31, 2018 is $1,034 ($850 for the year ended December 31, 2017; $480 for the year ended December 31, 2016). The total accrued cash distribution as of December 31, 2018 is $542 (December 31, 2017: $428).

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2016, 2017 and 2018
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

21. Taxation

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

        The Partnership did not qualify for this exemption for the three years ended December 31, 2018. During the year ended December 31, 2018, the estimated U.S. source gross transportation tax is $625 and is included under "Vessel Operating Costs" (December 31, 2017: $398 and December 31, 2016: $201).

22. Subsequent Events

        On January 29, 2019, the board of directors of GasLog Partners approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2018, of $0.55 per unit. The cash distribution was paid on February 13, 2019, to all common unitholders of record as of February 8, 2019. The aggregate amount of the declared distribution was $26,929, based on the numbers of units issued and outstanding as of December 31, 2018.

        On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25,000 covering the period January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions.

        On February 20, 2019, GasLog Partners entered into a credit agreement with Credit Suisse AG, Nordea Bank ABP, filial i Norge and Iyo Bank, Ltd., Singapore Branch, each an original lender, of up to $450,000 (the "2019 GasLog Partners Facility"), in order to refinance the existing indebtedness due in November 2019 on five of its vessels. Subsequently on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The agreement provides for an amortising revolving credit facility which can be repaid and redrawn at any time for a period of five years. The total available facility amount will be reduced on a quarterly basis, with a final balloon amount payable concurrently with the last quarterly instalment, if any, in February 2024. The vessels covered by the 2019 GasLog Partners Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth. The facility is subject to customary conditions precedent.

        On February 22, 2019, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.7083 per preference unit. The cash distributions are payable on March 15, 2019 to all unitholders of record as of March 7, 2019.