Form 20-F
period 2019-12-31
GasLog Partners LP
filed 2020-03-03
CIK 1598655

Use these links to rapidly review the document

GASLOG PARTNERS LP INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Partners LP (Exact name of Registrant as specified in its charter)
Not Applicable (Translation of Registrant's name into English)
Republic of the Marshall Islands (Jurisdiction of incorporation or organization)
c/o GasLog LNG Services Ltd 69 Akti Miaouli 18537 Piraeus Greece (Address of principal executive offices)

Nicola Lloyd, General Counsel
c/o GasLog LNG Services Ltd,
69 Akti Miaouli 18537
Piraeus, Greece
Telephone: +30 210 459 1000
Fax: +30 210 459 1242
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
Common Units representing limited partner interests	GLOP	New York Stock Exchange
Series A Preference Units	GLOP PR A	New York Stock Exchange
Series B Preference Units	GLOP PR B	New York Stock Exchange
Series C Preference Units	GLOP PR C	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were 46,860,182 Partnership common units, 2,490,000 Class B Units, 5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units outstanding.

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

  •
  "GasLog Partners Holdings" refers to GasLog Partners Holdings LLC, a wholly owned subsidiary of GasLog Partners;

  •
  "Shell" refers to Royal Dutch Shell plc or any one or more of its subsidiaries;

  •
  "MSL" refers to Methane Services Limited, a subsidiary of Shell;

  •
  "Samsung" refers to Samsung Heavy Industries Co. Ltd. or any one or more of its subsidiaries;

  •
  "Total" refers to Total Gas & Power Limited—London, Meyrin—Geneva Branch, a wholly owned subsidiary of Total S.A.;

  •
  "Centrica" refers to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc;

  •
  "Cheniere" refers to Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc.;

  •
  "Trafigura" refers to Trafigura Maritime Logistics PTE Ltd.;

  •
  "Gunvor" refers to Clearlake Shipping Pte. Ltd., a wholly owned subsidiary of Gunvor Group Ltd.;

  •
  "Sinolam" refers to Sinolam LNG Terminal, S.A.;

  •
  "Endesa" refers to Endesa S.A.;

  •
  "Jera" refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan's Jera Co., Inc.;

  •
  "ATM Programme" refers to our at-the-market common equity offering programme which commenced in May 2017;

  •
  "Class B Units" refers collectively to the 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019;

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

  •
  "FSUs" refers to Floating Storage Units;

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

  •
  "X-DF" refers to low pressure dual fuel two-stroke engine propulsion manufactured by Winterthur Gas & Diesel;

  •
  "Steam" refers to steam turbine propulsion;

  •
  "cbm" refers to cubic meters; and

  •
  "mtpa" refers to million tonnes per annum.

 FORWARD-LOOKING STATEMENTS

        All statements in this annual report that are not statements of historical fact are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions and the impact of cash distribution reductions on the Partnership's business and growth prospects, plans, strategies, and changes and trends in our business and the markets in which we operate. In some cases, predictive, future-tense or forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders, and other written materials. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this annual report or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

        Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

  •
  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

  •
  fluctuations in charter hire rates, vessel utilization and vessel values;

  •
  our ability to secure new multi-year charters at economically attractive rates;

  •
  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

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

  •
  our distribution policy and our ability to make cash distributions on our units or the impact of cash distribution reductions on our financial position;

  •
  our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the New Sponsor Credit Facility (as defined below) and our ability to meet our restrictive covenants and other obligations under our credit facilities;

  •
  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

  •
  risks inherent in ship operation, including the discharge of pollutants;

  •
  the impact on us and the shipping industry of environmental concerns, including climate change;

  •
  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

  •
  the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

  •
  potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

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

A.1. IFRS Common Control Reported Results

        The following table presents, in each case for the periods and as of the dates indicated, selected historical financial and operating data. The selected historical financial data as of December 31, 2018 and 2019 and for each of the years in the three year period ended December 31, 2019 has been derived from our audited consolidated financial statements included in "Item 18. Financial Statements". The selected historical financial data as of December 31, 2015, 2016 and 2017 and for each of the years ended December 31, 2015 and 2016 is a summary of and is derived from our audited consolidated financial statements after retroactive restatement for the transfer of vessels from GasLog to the Partnership that are not included in this report. The financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

Date	Vessel(s) Transferred
July 1, 2015	Methane Alison Victoria, Methane Heather Sally and Methane Shirley Elisabeth
November 1, 2016	GasLog Seattle
May 3, 2017	GasLog Greece
July 3, 2017	GasLog Geneva
October 20, 2017	Solaris
April 26, 2018	GasLog Gibraltar
November 14, 2018	Methane Becki Anne
April 1, 2019	GasLog Glasgow

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in thousands of U.S. dollars, except per unit data)
STATEMENT OF PROFIT OR LOSS
Revenues	$269,077	$332,955	$401,806	$383,201	$378,687
Net pool allocation	—	—	—	3,700	1,058
Voyage expenses and commissions	(3,644)	(4,557)	(5,033)	(7,506)	(7,308)
Vessel operating costs	(57,877)	(65,686)	(76,272)	(73,697)	(76,742)
Depreciation	(61,406)	(73,297)	(87,048)	(87,584)	(89,309)
General and administrative expenses	(12,073)	(13,437)	(15,719)	(19,754)	(19,401)
Impairment loss on vessels	—	—	—	—	(138,848)

Profit from operations	134,077	175,978	217,734	198,360	48,137

Financial costs	(42,035)	(62,968)	(70,793)	(72,714)	(71,998)
Financial income	41	214	1,036	2,448	1,887
(Loss)/gain on derivatives	(5,895)	(6,837)	121	(48)	(12,795)

Total other expenses, net	(47,889)	(69,591)	(69,636)	(70,314)	(82,906)

Profit/(loss) for the year	$86,188	$106,387	$148,098	$128,046	$(34,769)

Profit attributable to GasLog's operations(2)	$21,148	$29,117	$53,981	$25,449	$2,650
Partnership's profit/(loss)(2)	$65,040	$77,270	$94,117	$102,597	$(37,419)
EARNINGS/(LOSS) PER UNIT ("EPU") ATTRIBUTABLE TO THE PARTNERSHIP(3)
Common units (basic)	$2.38	$2.18	$2.09	$1.77	$(1.43)
Common units (diluted)	$2.38	$2.17	$2.09	$1.76	$(1.43)
Subordinated units(4)	$1.85	$2.14	$0.52	N/A	N/A
General partner units	$2.28	$2.31	$2.18	$1.83	$(1.52)
ADJUSTED EPU ATTRIBUTABLE TO THE PARTNERSHIP(3)(6)
Common units (basic)	$2.38	$2.11	$2.06	$1.85	$1.82
Subordinated units(4)	$1.85	$2.08	$0.50	N/A	N/A
General partner units	$2.28	$2.19	$2.13	$1.88	$1.82

	As of December 31,
	2015	2016	2017	2018	2019
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
	(in thousands of U.S. dollars, except per unit data)
STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$70,279	$66,978	$153,675	$133,370	$96,884
Short-term investments	3,000	9,000	—	10,000	—
Vessels	1,887,316	2,644,618	2,563,122	2,509,283	2,286,430
Vessels under construction	137,420	—	—	—	—
Total assets	2,119,043	2,747,861	2,732,375	2,696,209	2,396,944
Borrowings—current portion	390,426	100,281	132,102	440,389	109,822
Borrowings—non-current portion	831,621	1,616,219	1,409,734	925,411	1,236,202
Total owners'/partners'equity	807,464	966,928	1,126,309	1,252,793	965,971
NUMBER OF UNITS OUTSTANDING
General partner units	645,811	701,933	836,779	927,532	1,021,336
Common units	21,822,358	24,572,358	41,002,121	45,448,993	46,860,182
Class B units	—	—	—	—	2,490,000
Subordinated units(4)	9,822,358	9,822,358	—	—	—
Preference Units	—	—	5,750,000	14,350,000	14,350,000

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
CASH FLOW DATA
Net cash provided by operating activities	$143,402	$224,943	$254,193	$196,643	$239,061
Net cash (used in)/provided by investing activities	(219,169)	(675,830)	4,974	(31,816)	5,475
Net cash provided by/(used in) financing activities	93,733	447,586	(172,470)	(185,132)	(281,022)

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
FLEET DATA*
Number of LNG carriers at end of period	11	15	15	15	15
Average number of LNG carriers during period	10.8	12.7	15.0	15.0	15.0
Average age of LNG carriers (years)	5.7	5.0	6.0	7.0	8.0
Total calendar days of fleet for the period	3,926	4,640	5,475	5,475	5,475
Total revenue operating days of fleet for the period(5)	3,835	4,595	5,456	5,275	5,397

*
The Fleet Data above is calculated consistent with our IFRS Common Control Reported Results.

	Year Ended December 31,
	2015		2016		2017		2018		2019
	(restated)(1)		(restated)(1)		(restated)(1)		(restated)(1)
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Adjusted EBITDA(6)	$195,483		$249,275		$304,782		$285,944		$276,294
Capital expenditures:
Payment for vessels and vessel additions	239,422		670,039		5,056		24,177		13,940
Distributable cash flow(6)	72,254		83,660		100,551		108,945		123,108
Cash distributions declared (excluding Preference Unit distributions declared)	62,993	(7)	65,577	(8)	83,048	(10)	97,105	(11)	106,917	(13)
Cash distributions paid (excluding Preference Unit distributions paid)	60,003	(7)	77,377	(9)	83,048	(10)	97,105	(11)	106,917	(13)
Preference Unit distributions declared and paid	—		—		7,232		20,989		31,036

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

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars)
PARTNERSHIP PERFORMANCE STATEMENT OF PROFIT OR LOSS
Revenues(6)	$168,927	$206,424	$269,071	$316,991	$371,127
Net pool allocation(6)	—	—	—	3,700	1,058
Voyage expenses and commissions(6)	(2,102)	(2,841)	(3,377)	(6,678)	(7,213)
Vessel operating costs(6)	(33,656)	(43,479)	(55,692)	(61,452)	(75,229)
Depreciation(6)	(35,981)	(45,230)	(58,193)	(73,151)	(87,819)
General and administrative expenses(6)	(10,383)	(11,219)	(13,869)	(18,905)	(19,305)
Impairment loss on vessels	—	—	—	—	(138,848)

Profit from operations(6)	86,805	103,655	137,940	160,505	43,771

Financial costs(6)	(21,789)	(30,187)	(44,916)	(60,258)	(70,268)
Financial income(6)	24	179	972	2,398	1,873
Gain/(loss) on derivatives(6)	—	3,623	121	(48)	(12,795)

Total other expenses, net(6)	(21,765)	(26,385)	(43,823)	(57,908)	(81,190)

Partnership's profit/(loss)(2)(6)	$65,040	$77,270	$94,117	$102,597	$(37,419)

	Year Ended December 31,
	2015	2016	2017	2018	2019
PARTNERSHIP PERFORMANCE FLEET DATA*
Number of LNG carriers at end of period	8	9	12	14	15
Average number of LNG carriers during period	6.5	8.2	10.4	12.8	14.8
Average age of LNG carriers (years)	6.7	7.2	6.7	7.3	8.0
Total calendar days of fleet for the period	2,377	2,989	3,783	4,676	5,385
Total revenue operating days of fleet for the period(5)	2,377	2,944	3,764	4,476	5,307

*
The Partnership Performance Fleet Data above is calculated consistent with our Partnership Performance Results.

	Year Ended December 31,
	2015		2016		2017		2018		2019
	(in thousands of U.S. dollars)
OTHER PARTNERSHIP PERFORMANCE FINANCIAL DATA
Adjusted EBITDA(6)	$122,786		$148,885		$196,133		$233,656		$270,438
Distributable cash flow(6)	72,254		83,660		100,551		108,945		123,108
Cash distributions declared and paid (excluding Preference Unit distributions declared and paid)	51,192	(12)	65,577	(8)	83,048	(10)	97,105	(11)	106,917	(13)
Preference Unit distributions declared and paid	—		—		7,232		20,989		31,036

(1)
Restated so as to reflect the historical financial statements of GAS-twelve Ltd. acquired on April 1, 2019 from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

(2)
See Note 20 to our audited consolidated financial statements included elsewhere in this annual report.

(3)
On June 26, 2015, the Partnership completed an equity offering of 7,500,000 common units. In connection with the offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On August 5, 2016, the Partnership completed an equity offering of 2,750,000 common units. In connection with the offering, the Partnership issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On January 27, 2017, the Partnership completed an equity offering of 3,750,000 common units. In addition, the option to purchase additional units was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. In connection with the offering, the Partnership issued 78,980 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. Earnings per unit is presented for the periods in which the units were outstanding. On May 15, 2017, the Partnership completed an equity offering of 5,750,000 Series A Preference Units.

  On May 16, 2017, the subordination period expired, and the 9,822,358 subordinated units held by GasLog converted on a one-for-one basis into common units and now participate pro rata with other common units in distributions for available cash.

  Also, on May 16, 2017, GasLog Partners entered into an Equity Distribution Agreement (the "Equity Distribution Agreement") under which the Partnership may, from time to time, raise equity through the ATM Programme having an aggregate offering price of up to $100.0 million. On November 3, 2017, the Partnership entered into the Amended and Restated Equity Distribution Agreement to increase the size of the ATM Programme from $100.0 million to $144.0 million. On January 17, 2018, the Partnership completed an equity offering of 4,600,000 Series B Preference Units. On July 26, 2018, the Partnership entered into the Second Amended and Restated Equity Distribution Agreement to register its ATM Programme, which had previously been registered under a shelf registration statement that expired in June 2018, under a shelf registration statement declared effective by the SEC on October 10, 2017. On November 15, 2018, the Partnership completed an equity offering of 4,000,000 Series C Preference Units. On February 26, 2019, the Partnership entered into the Third Amended and Restated Equity Distribution Agreement to increase the size of the ATM Programme from $144.0 million to $250.0 million. Since the commencement of the ATM Programme through December 31, 2019, GasLog Partners has issued and received payment for a total of 5,291,304 common units. In connection with the issuance of common units under the Equity Distribution Agreement during this period, the Partnership also issued 107,987 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest.

  On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. In the twelve months ended December 31, 2019, GasLog Partners repurchased and cancelled 1,171,572 of the Partnership's common units at a weighted average price of $19.52 per common unit for a total amount of $22.9 million, including commissions.

  On June 24, 2019, the Partnership Agreement was amended to eliminate the incentive distribution rights ("IDRs"), effective as of June 30, 2019, in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and Class B-6 units, respectively. Class B units are not included in the calculation of Diluted EPU for the year ended December 31, 2019, because their effect would be anti-dilutive.

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

(5)
The revenue operating days for our fleet are the total available days after deducting unchartered days. Available days represent the total number of days in a given period that the vessels were in our possession after deducting the total number of days off-hire not recoverable from the insurers and unavailable days (i.e. periods of commercial waiting time during which we do not earn charter hire, such as days before and after a dry-docking where the vessel has limited ability for chartering opportunities). We define days off-hire as days lost to, among other things, operational deficiencies, dry-docking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crew strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

(6)
Non-GAAP Financial Measures

Partnership Performance Results.    As described above, our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership.

Our Partnership Performance Results presented above and below are non GAAP measures and exclude amounts related to GAS-nineteen Ltd., GAS-twenty Ltd., and GAS-twenty one Ltd., (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015, the amounts related to GAS-seven Ltd., (the owner of the GasLog Seattle) for the period prior to its transfer to the Partnership on November 1, 2016, the amounts related to GAS-eleven Ltd., (the owner of the GasLog Greece) for the period prior to its transfer to the Partnership on May 3, 2017, the amounts related to GAS-thirteen Ltd., (the owner of the GasLog Geneva) for the period prior to its transfer to the Partnership on July 3, 2017, the amounts related to GAS-eight Ltd., (the owner of the Solaris) for the period prior to its transfer to the Partnership on October 20, 2017, the amounts related to GAS-fourteen Ltd., (the owner of the GasLog Gibraltar) for the period prior to its transfer to the Partnership on April 26, 2018, the amounts related to GAS-twenty seven Ltd., (the owner of the Methane Becki Anne) for the period prior to its transfer on November 14, 2018 and the amounts related to GAS-twelve Ltd., (the owner of the GasLog Glasgow) for the period prior to its transfer to the Partnership on April 1, 2019. While such amounts are reflected in the Partnership's reported financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control under IFRS, the above mentioned entities were not owned by the Partnership prior to their transfers to the Partnership on the respective dates, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

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

  Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

	Year ended December 31, 2016			Year ended December 31, 2017			Year ended December 31, 2018			Year ended December 31, 2019
	Partnership Performance Results	IFRS Common Control Reported Results	Results Attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results Attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results Attributable to GasLog	Results Attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
	Restated(1)		Restated(1)	Restated(1)		Restated(1)	Restated(1)		Restated(1)
	(in thousands of U.S. dollars)
STATEMENT OF PROFIT OR LOSS
Revenues	$126,531	$206,424	$332,955	$132,735	$269,071	$401,806	$66,210	$316,991	$383,201	$7,560	$371,127	$378,687
Net pool allocation	—	—	—	—	—	—	—	3,700	3,700	—	1,058	1,058
Voyage expenses and commissions	(1,716)	(2,841)	(4,557)	(1,656)	(3,377)	(5,033)	(828)	(6,678)	(7,506)	(95)	(7,213)	(7,308)
Vessel operating costs	(22,207)	(43,479)	(65,686)	(20,580)	(55,692)	(76,272)	(12,245)	(61,452)	(73,697)	(1,513)	(75,229)	(76,742)
Depreciation	(28,067)	(45,230)	(73,297)	(28,855)	(58,193)	(87,048)	(14,433)	(73,151)	(87,584)	(1,490)	(87,819)	(89,309)
General and administrative expenses	(2,218)	(11,219)	(13,437)	(1,850)	(13,869)	(15,719)	(849)	(18,905)	(19,754)	(96)	(19,305)	(19,401)
Impairment loss on vessels	—	—	—	—	—	—	—	—	—	—	(138,848)	(138,848)

Profit from operations	72,323	103,655	175,978	79,794	137,940	217,734	37,855	160,505	198,360	4,366	43,771	48,137

Financial costs	(32,781)	(30,187)	(62,968)	(25,877)	(44,916)	(70,793)	(12,456)	(60,258)	(72,714)	(1,730)	(70,268)	(71,998)
Financial income	35	179	214	64	972	1,036	50	2,398	2,448	14	1,873	1,887
(Loss)/gain on derivatives	(10,460)	3,623	(6,837)	—	121	121	—	(48)	(48)	—	(12,795)	(12,795)

Total other expenses	(43,206)	(26,385)	(69,591)	(25,813)	(43,823)	(69,636)	(12,406)	(57,908)	(70,314)	(1,716)	(81,190)	(82,906)

Profit/(loss) for the year	$29,117	$77,270	$106,387	$53,981	94,117	148,098	$25,449	102,597	128,046	$2,650	(37,419)	(34,769)

  EBITDA, Adjusted EBITDA and Adjusted EPU.    EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels. Adjusted EPU represents earnings per unit attributable to the Partnership, basic, before (a) unrealized gain/loss on derivatives held for trading, (b) write-off of unamortized deferred loan issuance costs and (c) impairment loss on vessels. EBITDA, Adjusted EBITDA and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA and Adjusted EPU assist our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of financial costs, gains/losses on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels, and, in the case of Adjusted EPU, unrealized gain/loss on derivatives held for trading, write-off of unamortized deferred loan issuance costs and impairment loss on vessels, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. In the current period, impairment has been excluded from Adjusted EBITDA and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and, therefore, is not considered representative of the underlying operations of the Partnership.

  EBITDA, Adjusted EBITDA and Adjusted EPU have limitations as analytical tools and should not be considered as an alternative to, or as a substitute for, or superior to profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that it does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements.

  EBITDA, Adjusted EBITDA and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EPU to profit, the most directly comparable IFRS financial measure, for the periods presented.

  EBITDA and Adjusted EBITDA are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog as set out in the reconciliation above.

  Reconciliation of Profit to EBITDA and Adjusted EBITDA:

	IFRS Common Control Reported Results Year ended December 31,					Partnership Performance Results Year ended December 31,
	2015	2016	2017	2018	2019	2015	2016	2017	2018	2019
	Restated(1)	Restated(1)	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Profit/(loss) for the year	$86,188	$106,387	$148,098	$128,046	$(34,769)	$65,040	$77,270	$94,117	$102,597	$(37,419)
Depreciation	61,406	73,297	87,048	87,584	89,309	35,981	45,230	58,193	73,151	87,819
Financial costs	42,035	62,968	70,793	72,714	71,998	21,789	30,187	44,916	60,258	70,268
Financial income	(41)	(214)	(1,036)	(2,448)	(1,887)	(24)	(179)	(972)	(2,398)	(1,873)
Loss/(gain) on derivatives	5,895	6,837	(121)	48	12,795	—	(3,623)	(121)	48	12,795

EBITDA	$195,483	$249,275	$304,782	$285,944	$137,446	$122,786	$148,885	$196,133	$233,656	$131,590

Impairment loss on vessels	—	—	—	—	138,848	—	—	—	—	138,848

Adjusted EBITDA	$195,483	$249,275	$304,782	$285,944	$276,294	$122,786	$148,885	$196,133	$233,656	$270,438

  Distributable cash flow.    Distributable cash flow means Adjusted EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the year, including realized loss on derivatives (interest rate swaps and forward foreign exchange contracts) and excluding amortization of loan fees, lease expense, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on Preference Units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenues generated by, our capital assets. The Partnership believes that Distributable cash flow, which is a non-GAAP financial measure, is useful because it is a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies.

  Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS.

  The table below reconciles Distributable cash flow and Cash distributions declared to EBITDA and Adjusted EBITDA (Partnership Performance Results).

  Reconciliation of Profit to EPU and Adjusted EPU:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars, except per unit data)
Profit/(loss) for the year	$86,188	$106,387	$148,098	$128,046	$(34,769)
Less:
Profit attributable to GasLog's operations(2)	$(21,148)	$(29,117)	$(53,981)	$(25,449)	$(2,650)

Partnership's profit/(loss)(2)	$65,040	$77,270	$94,117	$102,597	$(37,419)

Adjustment for:
Paid and accrued preference unit distributions	—	—	(7,749)	(22,498)	(30,328)

Partnership's profit/(loss) used in EPU calculation attributable to:	$65,040	$77,270	86,368	80,099	(67,747)

Common units	43,197	49,886	76,347	75,879	(66,268)
Subordinated units	18,136	21,049	5,085	N/A	N/A
General partner units	1,302	1,545	1,728	1,602	(1,479)
Incentive distribution rights	2,405	4,790	3,208	2,618	—
Weighted average units outstanding (basic)
Common units	18,185,372	22,934,380	36,493,143	42,945,432	46,272,598
Subordinated units(4)	9,822,358	9,822,358	9,822,358	N/A	N/A
General partner units	571,587	668,505	790,819	876,255	975,531
Adjustment for:
EARNINGS/(LOSS) PER UNIT ATTRIBUTABLE TO THE PARTNERSHIP(3)
Common units (basic)	$2.38	$2.18	$2.09	$1.77	$(1.43)
Subordinated units(4)	$1.85	$2.14	$0.52	N/A	N/A
General partner units	$2.28	$2.31	$2.18	$1.83	$(1.52)

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of U.S. dollars, except per unit data)
Profit/(loss) for the year	$86,188	$106,387	$148,098	$128,046	$(34,769)
Less:
Profit attributable to GasLog's operations(2)	$(21,148)	$(29,117)	$(53,981)	$(25,449)	$(2,650)

Partnership's profit/(loss)(2)	$65,040	$77,270	$94,117	$102,597	$(37,419)

Adjustment for:
Paid and accrued preference unit distributions	—	—	(7,749)	(22,498)	(30,328)

Partnership's profit/(loss) used in EPU calculation	$65,040	$77,270	86,368	80,099	(67,747)

Unrealized loss/(gain) on derivatives held for trading(*)	—	(4,172)	(2,174)	1,411	13,858
Write-off of unamortized deferred loan issuance costs(**)	—	—	213	900	988
Impairment loss on vessels	—	—	—	—	138,848

Adjusted Partnership's profit used in EPU calculation attributable to:	$65,040	$73,098	$84,407	$82,410	$85,947

Common units	43,197	48,343	75,092	79,322	84,168
Subordinated units	18,136	20,431	4,960	N/A	N/A
General partner units	1,302	1,462	1,688	1,648	1,779
Incentive distribution rights	2,405	2,862	2,667	1,440	—
Weighted average units outstanding (basic)
Common units	18,185,372	22,934,380	36,493,143	42,945,432	46,272,598
Subordinated units(4)	9,822,358	9,822,358	9,822,358	N/A	N/A
General partner units	571,587	668,505	790,819	876,255	975,531
Adjustment for:
ADJUSTED EARNINGS PER UNIT ATTRIBUTABLE TO THE PARTNERSHIP(3)
Common units (basic)	$2.38	$2.11	$2.06	$1.85	$1.82
Subordinated units(4)	$1.85	$2.08	$0.50	N/A	N/A
General partner units	$2.28	$2.19	$2.13	$1.88	$1.82

(*)
Unrealized loss/(gain) on derivatives held for trading represents Unrealized loss/(gain) on interest rate swaps held for trading and Unrealized loss/(gain) on forward foreign exchange contracts held for trading and is included in Gain/(loss) on derivatives, see Note 18 to our audited consolidated financial statements included elsewhere in this annual report.

(**)
Write-off of unamortized deferred loan issuance costs is included in Financial costs, see Note 12 to our audited consolidated financial statements included elsewhere in this annual report.

  Reconciliation of Distributable Cash Flow to EBITDA and Adjusted EBITDA*:

	Partnership Performance Results Year ended December 31,
	2017	2018	2019
	(in thousands of U.S. dollars)
EBITDA (Partnership Performance Results)*	$196,133	$233,656	$131,590
Impairment loss on vessels	—	—	138,848
Adjusted EBITDA	196,133	233,656	270,438
Financial costs (excluding amortization of loan fees and lease expense) and realized loss on derivatives	(41,722)	(52,876)	(62,507)
Dry-docking capital reserve	(12,234)	(13,890)	(16,392)
Replacement capital reserve	(33,877)	(35,450)	(38,103)
Paid and accrued preferred equity distribution	(7,749)	(22,495)	(30,328)

Distributable cash flow	100,551	108,945	123,108

Other reserves**	(14,207)	(7,756)	(16,258)

Cash distributions***	$86,344	$101,189	$106,850

*
The reconciliation of Profit to EBITDA and Adjusted EBITDA on the basis of Partnership Performance Results is presented in Note 6 above.

**
Refers to movement in reserves (other than the dry-docking and replacement capital reserves) which have been established for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

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

(9)
Cash distribution paid includes $7.8 million, $3.0 million and $1.0 million of dividends due to GasLog which were declared in 2015 prior to the contribution of the GasLog Seattle, the Solaris and the Methane Becki Anne, respectively, to the Partnership.

(10)
Does not reflect a distribution of $22.8 million declared in January 2018 and paid in February 2018, in respect of the fourth quarter of 2017.

(11)
Does not reflect a distribution of $26.9 million declared in January 2019 and paid in February 2019, in respect of the fourth quarter of 2018.

(12)
Does not reflect a distribution of $15.7 million declared in January 2016 and paid in February 2016, in respect of the fourth quarter of 2015.

(13)
Does not reflect a distribution of $26.8 million declared and paid in February 2020, in respect of the fourth quarter of 2019.

B. Capitalization and Indebtedness

        The following table sets forth our capitalization as of December 31, 2019:

        This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", and our consolidated financial statements and the notes thereto included in "Item 18. Financial Statements".

As of December 31, 2019
(in thousands of U.S. dollars)
Debt:
Borrowings—current portion(1)(2)	109,822
Borrowings—non-current portion(1)(2)	1,236,202
Lease liabilities—current portion	472
Lease liabilities—non-current portion	414

Total debt	1,346,910

Partners' Equity:
Common unitholders: 46,860,182 units issued and outstanding	606,811
Class B unitholders: 2,490,000 units issued and outstanding	—
General partner: 1,021,336 units issued and outstanding	11,271
Preference unitholders: 5,750,000 Series A, 4,600,000 Series B and 4,000,000 Series C issued and outstanding	347,889
Total Partners' Equity	965,971

Total capitalization	2,312,881

(1)
All of our bank debt has been incurred by our vessel-owning subsidiaries. Borrowings presented above have not been adjusted to reflect our scheduled debt payments since December 31, 2019, totaling $21.2 million. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities" for more information about our credit facilities.

(2)
Borrowings presented at December 31, 2019, are shown net of $19.6 million of loan issuance costs that are being amortized over the term of the respective borrowings.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

Risks Inherent in the LNG Carriers Business

On February 6, 2020, the Partnership announced a non-cash impairment loss on its five Steam vessels as of December 31, 2019 and, in order to prioritize balance sheet strength, issued guidance that quarterly distributions per common unit are expected to be reduced to $0.125 per unit, or $0.50 on an annualized basis, beginning with the first quarter of 2020. These actions were caused by the fact that the term charter market for on-the-water vessels has not developed as expected, which resulted in reduced expectations for future vessel utilization and earnings, particularly for our Steam vessels after the expiry of their multi-year charters with Shell, and by the significant decline in our common unit price which has led to our cost of equity capital remaining elevated for a prolonged period.

        While the Partnership believes that these actions will enhance our competitive positioning and will lower our cost of capital over time, we cannot assure you that we will be able to access new debt and equity capital on acceptable terms in order to grow our assets and cash flows in the future. As a result of the Partnership's growing exposure to the highly competitive and volatile spot market, our business may be further adversely affected, which may result in further impairment of our assets and reductions in our distribution to common unitholders. This growing exposure to the highly competitive and volatile spot market may also adversely affect our future performance expectations.

Failure to control the outbreak of COVID-19 virus is negatively affecting the global economy, energy demand and our business.

        The recent COVID-19 virus outbreak has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity, demand for energy including LNG, particularly in China, and funds flows and sentiment in the global financial markets. Trading prices of our equity securities have recently declined significantly, due in part to the impact of the COVID-19 virus. The ongoing spreading of COVID-19 may continue to negatively affect our business, our operations, including GasLog's newbuildings under construction in South Korea, and our financial position and prospects. Failure to control the continued spread of the virus could significantly impact economic activity, demand for LNG and LNG shipping which could further negatively affect our business, financial condition, results of operations and cash available for distribution.

Our fleet of 15 LNG carriers includes 10 TFDE vessels and five Steam vessels. One of our Steam vessels operates in the short-term spot market for LNG carriers. The charters on four of our Steam vessels and one TFDE expire in 2020 and charters on a further three TFDE vessels expire in 2021. On redelivery, the vessels will operate in the short-term spot market unless we are able to secure new term time charters. Furthermore, advances in LNG carrier technology may negatively impact our ability to recharter the Steam vessels on attractive rates and may result in lower levels of utilization. Operating vessels in the spot market, or being unable to recharter the Steam vessels on term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition, the value of our assets, and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

        The Methane Alison Victoria came off charter in January 2020 and is trading in the spot market. The Methane Rita Andrea is due to come off charter in April 2020 plus up to 30 days at the charterer's option and the Methane Shirley Elisabeth is due to come off charter in June 2020 plus 30 days at the charterer's option. The GasLog Sydney is due to come off charter in June 2020, subject to the charterer's option to extend the time charter for two further periods of 180 days each at specified rates. The Methane Jane Elizabeth is due to come off charter in November 2020 and the charterer has several options to extend the charter at varying durations between one and four years at specified rates. The Methane Heather Sally is due to come off charter in December 2020 plus 30 days at the charterer's option. The charter rate for the one year charter of the Methane Jane Elizabeth is lower than the charter rate which the vessel was earning under her multi-year charter with Shell which expired in October 2019. The spot market time charter equivalent ("TCE") earnings of the Methane Alison Victoria have been lower than the charter rate which the vessel was earning under her multi-year charter with Shell which expired in January 2020. Our Steam vessels are less efficient and have higher emissions than larger, more technologically advanced modern LNG carriers and it may be more challenging to find spot and/or term employment for these vessels.

        Unless we are able to secure longer term charters at attractive rates we will have exposure to the spot market which is highly competitive and subject to significant price fluctuations. In addition, there may be extended periods of idle time between charters. Moreover, any longer term charters we are able to secure for on-the-water vessels may not be as long in duration as the multi-year charters we have enjoyed in the past and are likely to be at lower charter rates. In recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market than was historically the case, there has been a decrease in the duration of term charters for on-the-water vessels with such charters now generally being anywhere between six months and three years in duration. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel but we will be required to pay expenses necessary to maintain the vessel in proper operating condition, as well as servicing the debt attached to the vessel.

        Failure to secure new term charters could adversely affect our future liquidity, results of operations and cash flows, including cash available for distribution to unitholders, as well as our ability to meet certain of our debt obligations and covenants. On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings due to these risks, we announced that GasLog Partners will focus its capital allocation on debt repayment, prioritizing balance sheet strength for 2020. As such, the Partnership expects to reduce its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019.

        A sustained decline in charter rates and employment opportunities could adversely affect the market value of our vessels, on which certain of the ratios and financial covenants with which we are required to comply are based, and caused the Partnership to recognize a non-cash impairment loss of $138.8 million as of December 31, 2019 for its five Steam vessels built in 2006 and 2007. A significant decline in the market value of our vessels could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of vessels, could cause us to incur a loss.

If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

        Most shipping requirements for new LNG projects continue to be secured on a multi-year basis, although the level of spot voyages and short-term time charters of less than 12 months in duration has grown in recent years. As vessels currently operating under multi-year charters redeliver, the number of vessels available in the short-term or spot charter market is likely to continue to expand which may result in reduced opportunities to secure multi-year charters for our vessels. With our vessels trading in the short-term or spot market upon expiration or early termination of our current charters, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters on variable rates depending on market prices at the time, as opposed to fixed rates, and may result in extended periods of idle time between charters. We have entered into one multi-year charter with Gunvor for the GasLog Shanghai at rates which are indexed to estimated market rates for TFDE vessels trading in the spot market. While this charter ensures 100% utilization of the vessel during the duration of the contract, a fall in such estimated market rates would result in a decrease in our revenues and cash flows. These factors could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders.

An oversupply of LNG carriers as a result of excessive new ordering may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows.

        While we currently believe that the global LNG carrier fleet may experience high levels of utilization over the next one to two years, the supply of LNG carriers has been increasing as a result of the ordering and delivery of new ships. The development of liquefaction projects in the United States for the first time and the anticipation of exports beginning in early 2016 drove this significant ordering activity. Following a decline in ordering of newbuildings during 2016 and 2017, ordering increased in 2018 and 2019, driven by cyclically low shipyard prices for newbuild vessels, the then strengthening of charter rates and increasing expectations for long-term LNG supply and demand. According to Poten, as of February 14, 2020, the global trading fleet of conventional LNG carriers (>100,000 cbm) consisted of 511 vessels, with another 120 LNG carriers on order, of which 76 have long-term charters. The large number of ordered newbuildings that remain uncommitted and any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping may have a negative impact on charter hire rates, vessel utilization and vessel values.

        If charter hire rates are lower when we are seeking new time charters, or if we are unable to secure employment for our vessels trading in the spot and short-term markets, as a result of increased competition from modern vessels, our revenues and cash flows, including cash available for distribution to unitholders, may further decline.

Two of our credit facilities are due to mature in 2021. We cannot guarantee that we will be able to refinance these credit facilities in full or on similar or more favourable terms. In addition, our ability to refinance our existing debt or to obtain incremental debt financing for future acquisitions of ships may depend on the creditworthiness of our charterers and the terms of our future charters.

        Securing access to replacement funds in advance of the maturity of our current debt facilities cannot be assured in the same amount or on the same or similar terms. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or to pay distributions to unitholders. Any future debt or equity financing raised may contain unfavorable terms to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our investment plans, including potential fleet growth. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

        Furthermore, our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the value of the ships, which in turn depends in part on charter hire rates, charter lengths and the ability of our charterers to comply with the terms of their charters. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional ships and to refinance our existing debt as balloon payments come due, or may significantly increase our costs of obtaining such capital. Reduced expectations for the utilization and earnings of our Steam vessels coming off term charter may also impact our ability to access additional capital resources. Our inability to obtain additional financing or having to commit to financing on unattractive terms could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

Our ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. The recent significant fall in the value of our common units may make it difficult or impossible for us to access the equity or equity-linked capital markets. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our ability to make cash distributions may be diminished, or our financial leverage may increase, or our unitholders may be diluted. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.

        To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources including the capital markets. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If we are unable to access the capital markets or raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

  •
  restructuring our debt;

  •
  seeking additional debt or equity capital;

  •
  selling assets;

  •
  reducing distributions, an action which is expected to be taken for our distributions to our common unitholders from the first quarter of 2020 as stated in our Financial Results for the three-month period and the year ended December 31, 2019 published on February 6, 2020;

  •
  reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or

  •
  seeking bankruptcy protection.

        Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Use of cash from operations and possible future sale of certain assets will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Following the recent significant fall in the value of our common units, we may not be able to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our quarterly distributions to unitholders.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the quarterly distributions on our common units, Preference Units and general partner units, or to redeem our Preference Units.

        Our board of directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our partnership agreement and applicable law. On February 6, 2020, in light of reduced expectations for steam vessel utilization and earnings, we announced that GasLog Partners will focus its capital allocation on debt repayment, prioritizing balance sheet strength for 2020. As such, the Partnership expects to reduce its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020 from $0.561 per unit for the fourth quarter of 2019. There is no guarantee that we will continue to make distributions to our unitholders in the future (including cumulative distributions payable with respect to our Preference Units).

        The markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period. We may not have sufficient cash from operations to pay quarterly distributions on our common units and general partner units or to pay the quarterly preference distributions on our Preference Units. The amount of cash we can distribute on our units depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

  •
  the utilization levels of our vessels trading in the spot or short-term market;

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

        In addition, the actual amount of cash available for distribution will depend on other factors, including:

  •
  the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations and customer requirements;

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

        Our fleet consists of 15 LNG carriers that are in operation. LNG carriers are complex and their operations are technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenues or higher than anticipated operating expenses or require additional capital expenditures.

        Furthermore, the operation of ocean-going ships carries inherent risks. These risks include the possibility of:

  •
  marine disaster;

  •
  piracy;

  •
  cyber attacks or other failures of operational and information technology systems;

  •
  environmental accidents;

  •
  adverse weather conditions;

  •
  grounding, fire, explosions and collisions;

  •
  cargo and property loss or damage;

  •
  business interruptions caused by mechanical failure, human error, war, terrorism, disease (such as the recent outbreak of the COVID-19 virus) and quarantine, or political action in various countries;

  •
  declining operational performance due to physical degradation as a result of extensive idle time or other factors; and

  •
  work stoppages or other labor problems with crew members serving on our ships.

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

        If any of our ships are unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our 15 LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such costs, which would decrease our earnings and cash flows. Any of these results could harm our business, financial condition, results of operations and our ability to make cash distributions to our unitholders.

In 2020, four of our vessels are scheduled to be dry-docked and, in 2021, five of our vessels are scheduled to be dry-docked. The dry-dockings for all of these vessels will be longer and more costly than normal as a result of the need to install ballast water treatment systems ("BWTS") on each vessel in order to comply with regulatory requirements. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

        Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. In 2020 and 2021, the dry-dockings will be longer and more costly than normal as a result of the need to install BWTS on each vessel in order to comply with regulatory requirements. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to unitholders, could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2020 (four vessels), 2021 (five vessels) and 2023 (four vessels).

Our future success depends on our own and GasLog's ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts, for which we face considerable competition from other established companies with significant resources, as well as recent and potential future new entrants. We are reliant on the commercial skills of GasLog to develop, establish and maintain customer relationships on our behalf.

        One of our principal objectives is to enter into additional multi-year, fixed rate charters. The process of obtaining multi-year, fixed rate charters for LNG carriers is highly competitive and generally involves an intensive screening process by potential customers and the submission of competitive bids. The process is lengthy and the LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

  •
  size, age, technical specifications and condition of the ship;

  •
  LNG shipping experience and quality and efficiency of ship operations, including level of emissions;

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

  •
  construction and dry-docking management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and

  •
  competitiveness of the bid in terms of charter rate and other economic and commercial terms.

        We expect substantial competition from a number of experienced companies and recent and potential future new entrants to the LNG shipping market. Competitors may include other independent ship owners, state sponsored entities and major energy companies that own and operate LNG carriers, all of whom may compete with independent owners by using their own fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we or GasLog have, and some have particular relationships that may provide them with competitive advantages. In recent years, a number of marine transportation companies, including companies with strong reputations and extensive resources and experience, have either entered or significantly increased their presence in the LNG transportation market. There are other ship owners, managers and investors who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis and we may not be successful in executing any future growth plans, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        We currently derive the majority of our revenues from wholly owned subsidiaries of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long term force majeure events or otherwise. If a customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar or more favourable terms, we will suffer a loss of revenues.

        Our charterer has the right to terminate a ship's time charter in certain circumstances, such as:

  •
  loss of the ship or damage to it beyond repair;

  •
  if the ship is off-hire for any reason other than scheduled dry-docking for a period exceeding 90 consecutive days, or for more than 90 days in any one year period;

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

        Accordingly, the existence of any right of termination or the loss of any customer, charter or vessel could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Ship values may fluctuate substantially which has, as at December 31, 2019 in relation to our Steam vessels, and could again in future, resulted in a non-cash impairment charge. A further decline in ship values could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

        Values for ships can fluctuate substantially over time due to a number of different factors, including:

  •
  prevailing economic conditions in the natural gas and energy markets;

  •
  a substantial or extended decline in demand for LNG;

  •
  the level of worldwide LNG production and exports;

  •
  changes in the supply and demand balance of the global LNG carrier fleet and the size and contract profile of the LNG carrier orderbook;

  •
  changes in prevailing charter hire rates;

  •
  declines in levels of utilization of the global LNG carrier fleet and of our vessels;

  •
  the physical condition of the ship;

  •
  the size, age and technical specifications of the ship; and

  •
  the cost of retrofitting or modifying existing ships, as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

        If the market values of our ships decline, we may be required to record additional impairment charges in our financial statements, in addition to the impairment loss of $138.8 million recorded in the year ended December 31, 2019, which could adversely affect our results of operations. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Critical Accounting Policies—Impairment of Vessels". Deterioration in the market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to redeploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship values have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

If we cannot meet our charterers' quality and compliance requirements, including regulations or costs associated with the environmental impact of our vessels, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

        Customers, and in particular those in the LNG industry, have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. There is also increasing focus on the environmental footprint of marine transportation. Our continuous compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, continuously increasing requirements from LNG industry constituents can further complicate our ability to meet the standards. We are largely dependent on GasLog for our compliance with the requirements of our customers. Any non-compliance by us, either suddenly or over a period of time, on one or more LNG carriers, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows, financial position and our ability to make cash distributions to our unitholders.

The LNG shipping industry is subject to substantial environmental and other regulations which may be increased further by the growing global focus on a lower carbon economy, the physical effects of climate change and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators.

        Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third party claims as a result of violations of, or liabilities under, such laws and regulations. The higher emissions of our Steam vessels relative to more modern vessels could make it more difficult to secure employment for these vessels and reduce the rates at which we can charter these vessels to our customers.

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

        Additional laws, regulations, taxes or levies may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. New or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States has enacted legislation, and more recently a convention adopted by the International Maritime Organisation (the "IMO") has become effective, governing ballast water management systems on oceangoing ships. The IMO has also established progressive standards limiting the sulfur content of fuel, which were phased in on January 1, 2020. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low sulfur fuel or pollution controls) in order for us to maintain our ships' compliance with international and/or national regulations. We may also become subject to additional laws and regulations if we enter new markets or trades.

        We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements and/or contractual requirements, including enhanced risk assessment and security requirements, as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain and, possibly, recover from, insurance policies or to obtain the required certificates for entry into the different ports where we operate.

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

        Increased concern over climate change could lead to a more negative perception of the oil and gas industry which could impact our ability to attract investors, access financing in the bank and capital markets and attract and retain talent.

A cyber-attack could materially disrupt the Partnership's business.

        The Partnership relies on information technology systems and networks, the majority of which are hosted by GasLog, in its operations and the administration of its business. The Partnership's business operations, or those of GasLog, could be targeted by individuals or groups seeking to sabotage or disrupt the Partnership's or GasLog's information and operational technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt the Partnership's operations, including the safety and integrity of its operations, or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of the Partnership's information technology systems could have a material adverse effect on the Partnership's business and results of operations. While we have insurance policies in place to cover losses in the event of a cyber related event, there can be no assurance that any specific event would be covered by these policies or that the losses would be covered in full.

        We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives and regulations, as well as their interpretation and enforcement, continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation ("GDPR"), which regulates the use of personally identifiable information, went into effect in the European Union ("EU") on May 25, 2018 and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Non-compliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers.

        Changes in the nature of cyber threats and/or changes to industry standards and regulations might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

Our future performance and ability to secure future employment for our vessels depends on continued growth in LNG production and demand for LNG and LNG shipping.

        Our future performance, including our ability to strengthen our balance sheet and to profitably employ and expand our fleet, will depend on continued growth in LNG supply and demand, and demand for shipping. A complete LNG project includes natural gas production, liquefaction, storage, regasification and distribution facilities, in addition to marine transportation of LNG. Growth in LNG demand and increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the rate of global economic growth, fluctuations in global commodity prices, including natural gas, oil and coal as well as other sources of energy, and energy and environmental policy in markets which produce and/or consume LNG. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

  •
  prices for crude oil, petroleum products and natural gas. Currently extremely low natural gas prices globally may limit the willingness and ability of developers of new LNG infrastructure projects to approve the development of such new projects;

  •
  the cost of natural gas derived from LNG relative to the cost of natural gas generally and to the cost of alternative fuels, including renewables and coal, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG;

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

  •
  infrastructure constraints such as delays in the construction of liquefaction or regasification facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment;

  •
  concerns regarding the spread of disease, for example, the COVID-19 virus, safety and terrorism;

  •
  changes in weather patterns leading to warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season;

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

        In recent years, global natural gas and crude oil prices have been volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the difference in pricing between geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future.

A continuation of the recent low prices in natural gas and volatile oil prices may adversely affect our growth prospects and results of operations.

        Natural gas prices are volatile and have recently reached their lowest levels since 2009 in certain geographic areas. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

  •
  price and availability of crude oil and petroleum products;

  •
  worldwide and regional supply of, demand for and price of natural gas;

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

        Given the significant global natural gas and crude oil price volatility referenced above, and with eight vessels currently either off or scheduled to come off charter during 2020 and 2021, a continuation of current low natural gas prices or oil prices may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

  •
  low gas prices globally and/or weak differentials between prices in the Atlantic Basin and the Pacific Basin leading to reduced inter-basin trading of LNG and reduced demand for LNG shipping;

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

Due to our lack of diversification, adverse developments in the LNG market and/or in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking a new charters for our vessels.

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

Changes in global and regional economic conditions and capital markets volatility could adversely impact our business, financial condition, results of operations and cash flows.

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

        GasLog LNG Services, our vessels' management company, and a substantial number of its staff, including members of our Senior Management, are located in Greece. A return of economic instability in Greece could disrupt our operations and have an adverse effect on our business. We have sought to minimize this risk and preserve operational stability by carefully developing staff deployment plans, an information technology recovery site, an alternative ship-to-shore communications plan and funding mechanisms outside of Greece. While we believe these plans, combined with the international nature of our operations, will mitigate the impact of any disruption of operations in Greece, we cannot assure you that these plans will be effective in all circumstances.

        GasLog has an office in England and our vessels may visit ports within the United Kingdom. The United Kingdom exited the European Union on January 31, 2020 and entered a transition period from February 1, 2020 to December 31, 2020 during which it will seek to agree to the terms of its future relationship with the European Union. Uncertainty regarding the relationship between the United Kingdom and the European Union post 2020 may create economic instability in the United Kingdom which could disrupt our operations and have an adverse effect on our business. Whilst we will seek to minimize any potential risk by putting appropriate mitigation plans in place, we cannot assure you that these plans will be effective in all circumstances.

Our ability to grow may be adversely affected by our cash distribution policy.

        Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as that of businesses that reinvest their available cash to expand existing operations or to acquire new assets or businesses.

        In determining the amount of cash available for distribution, our board of directors approves the amount of cash reserves to set aside, including reserves for prudent future maintenance and replacement capital expenditures, working capital, anticipated credit needs and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. To the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to grow.

We must make substantial capital expenditures to maintain and replace our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

        We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures from operating surplus totaled $54.5 million for the year ended December 31, 2019. We estimate that future maintenance and replacement capital expenditures will average approximately $55.4 million per full year, including potential costs related to replacing current vessels at the end of their useful lives. Maintenance and replacement capital expenditures include capital expenditures associated with (i) the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or dry-docking) and (ii) modifying an existing vessel or acquiring a new vessel, to the extent these expenditures are incurred to maintain, enhance or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

  •
  the cost of labor and materials;

  •
  the time required to carry out any investments;

  •
  customer requirements;

  •
  the size of our fleet;

  •
  the cost of replacement vessels;

  •
  the length and terms of our charters;

  •
  governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment, including the requirement to install BWTS on all vessels delivered prior to 2016;

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

        We enter into derivative contracts from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness and in foreign exchange rates relating to our operating expenditures that are denominated in currencies other than the U.S. dollar. As of December 31, 2019, we had six interest rate swaps with GasLog in place with a notional amount of $625.0 million, 18 forward foreign exchange contracts with GasLog with a notional amount of €24.3 million and nine forward foreign exchange contracts with GasLog with a notional amount of $2.3 million. None of the existing derivative contracts were designated as a cash flow hedging instrument. The changes in their fair value are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit and earnings per unit. For future interest rate swaps and foreign exchange forwards that may be designated as cash flow hedging instruments, the changes in the fair value of the contracts will be recognized in our statement of other comprehensive income as cash flow hedge gains or losses for the period.

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

        We will enter into, among other things, time charters and other contracts with our customers, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk. For example, the majority of our vessels are chartered to, and we received the majority of our total revenues for the year ended December 31, 2019 from, subsidiaries of Shell. We also have two vessels on charter to Trafigura, one on charter to Cheniere, one on charter to Gunvor and one trading in the spot market. While we believe all our customers to be strong counterparties, their creditworthiness as assessed by independent parties such as credit rating agencies is less strong than that of Shell. In the future, we may enter into new charters with these and other counterparties who are less creditworthy.

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

  •
  the requirement on us to maintain minimum levels of liquidity, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

  •
  our debt level may make us more vulnerable than our competitors with less debt to competitive pressures, changes in financial market conditions or a downturn in our industry or the economy generally;

  •
  our debt level may limit our flexibility in responding to changing business and economic conditions; and

  •
  if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy.

        Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. As of December 31, 2019, we had an aggregate of $1,346.0 million of indebtedness outstanding under our credit facilities, of which $109.8 million is repayable within one year. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources".

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

  •
  make certain investments; and

  •
  enter into a new line of business.

        In addition, such financing agreements may require us to comply with certain financial ratios and tests, including, among others, maintaining a minimum liquidity, maintaining positive working capital and maintaining a minimum collateral value. Our ability to comply with the restrictions and covenants, including financial ratios and tests, contained in such financing agreements is dependent on future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.

        If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. We have pledged our vessels as security for our outstanding indebtedness. If our lenders were to foreclose on our vessels in the event of a default, this may adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect our ability to make distributions to our unitholders and could cause a decline in the market price of our common units and Preference Units. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.

        The payment of principal and interest on our debt reduces cash available for distribution to our unitholders. In addition, our credit facilities prohibit the payment of distributions to our unitholders upon the occurrence of the following events, among others:

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

        Under the omnibus agreement, we currently have the option to purchase from GasLog the GasLog Singapore and the GasLog Warsaw within 30 days following receipt of notice from GasLog that each vessel has commenced its multi-year charter (being at least five years in length). In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement. In addition, according to the terms of the omnibus agreement, GasLog will be required to offer us the opportunity to purchase each of Hull Nos. 2213, 2262, 2274, 2300, 2301, 2311 and 2312 within 30 days of the commencement of their respective charters.

        We will not be obligated to purchase any of these vessels and, accordingly, we may not complete the purchase of any of such vessels. Furthermore, even if we are able to agree on a price with GasLog, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us. In light of recent master limited partnership ("MLP") market volatility and the fall in the value of our common and Preference units, it may be more difficult for us to complete an accretive acquisition.

        We believe that other acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or other asset or business may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to justify the investment. In addition, any acquisition exposes us to risks that may harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders, including risks that we may:

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

        Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common units or Preference Units. Our future acquisitions could present a number of risks, including the risk of failing to integrate successfully and on a timely basis the operations or management of any acquired vessels or businesses and the risk of diverting management's attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our business, financial condition, results of operations and cash available for distribution could be adversely affected.

We are subject to certain risks with respect to our relationship with GasLog, and failure of GasLog to comply with certain of its financial covenants under its debt instruments could, among other things, result in a default under the loan facilities related to 10 of our vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Any default by GasLog under its corporate guarantees could result in a default under the loan facilities related to the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally, the Methane Becki Anne, the GasLog Seattle, the GasLog Greece, the GasLog Geneva, the GasLog Gibraltar, the Solaris and the GasLog Glasgow. In the event of such a default, the lenders in these facilities could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. If our lenders were to foreclose on our vessels in the event of such a default, this may adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect our ability to make distributions to our unitholders and could cause a decline in the market price of our common units and Preference Units.

We may have difficulty obtaining consents that are necessary to acquire vessels with an existing charter or a financing agreement.

        Under the omnibus agreement, we have certain options to acquire vessels with existing charters from GasLog. The omnibus agreement provides that our ability to consummate the acquisition of any such vessels from GasLog will be subject to obtaining all relevant consents including the consent of the existing charterers, lenders, governmental authorities and other non-affiliated third parties to those agreements. While GasLog will be obligated to use reasonable efforts to obtain any such consents, we cannot assure you that in any particular case the necessary consent will be obtained from the required parties.

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

        Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to agreements under the United Nations Framework Convention on Climate Change, such as the "Kyoto Protocol" and the "Paris Agreement", a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the "MARPOL Convention". Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

        Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Hormuz. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in July, August and September 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Our business could be harmed by these tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

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

        In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and the Gulf of Aden. Any terrorist attacks targeted at ships may in the future have a material negative effect on our business, financial condition, results of operations and cash flows and could directly impact our ships or our customers.

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

        Changing laws, regulations and standards relating to reporting requirements may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, GasLog has invested in, and intends to continue to invest in, reasonably necessary resources to comply with evolving standards.

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

        At present, the impact of these new economic substance requirements seems clear, and GasLog has filed the required returns confirming we have appropriate economic substance in Bermuda. However, it is not possible to accurately predict the outcome of any review by the authorities as to whether or not GasLog and its business has accurately interpreted the requirements. Whilst we believe we have taken appropriate advice and counsel from the relevant authorities and external legal advisors; the requirements may increase the complexity and costs of carrying on GasLog's business with entities incorporated in Bermuda.

Increased regulatory oversight, uncertainty relating to the nature and timing of the potential phasing out of LIBOR, and agreement on any new alternative reference rates may adversely impact our ability to manage our exposure to fluctuations in interest rates and borrowing costs.

        On July 27, 2017, the United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that the continuation of LIBOR on the current basis is not guaranteed after 2021. There is therefore no guarantee the LIBOR reference rate will continue in its current form post 2021. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. However, it is not possible at this time to know the ultimate impact a phase-out of LIBOR may have. The changes may adversely affect the trading market for LIBOR based agreements, including our credit facilities, interest rate swaps and Preference Units.

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

        The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage, failure of or disruption to information and operational technology systems and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities, cyber attacks and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including collision, explosion, spills and other environmental mishaps, and other liabilities arising from owning, operating or managing ships in international trade. Although we carry protection and indemnity, hull and machinery and loss of hire insurance covering our ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. In addition, we may be unable to insure against certain cyber events that may disrupt our information and operational technology systems. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

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

The price of our common units has recently declined significantly and may continue to be volatile.

        The price of our common units may be volatile and may fluctuate due to factors including:

  •
  our payment of cash distributions to our unitholders;

  •
  the amount of cash distributions paid to our unitholders;

  •
  repurchases by us of our common units pursuant to our unit repurchase programme;

  •
  actual or anticipated fluctuations in quarterly and annual results;

  •
  fluctuations in oil and natural gas prices;

  •
  fluctuations in the seaborne transportation industry, including fluctuations in the charter rates and utilization of vessels in the LNG carrier market;

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

  •
  investors' perceptions of us, the LNG market, the LNG shipping industry and the energy industry more broadly;

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

        GasLog currently owns partnership units representing a 35.6% partnership interest, including a 2.0% general partner interest in us, and owns and controls our general partner. In addition, our general partner has the right to appoint four of seven, or a majority, of our directors. Certain of our directors and officers are directors and officers of GasLog or its affiliates, and, as such, they have fiduciary duties to GasLog or its affiliates that may cause them to pursue business strategies that disproportionately benefit GasLog or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between GasLog and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. See "—Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors". These conflicts include, among others, the following situations:

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

Fees and cost reimbursements, which GasLog or its applicable affiliate will determine for services provided to us and our subsidiaries, will be substantial, may be higher for future periods than reflected in our results of operations for the year ended December 31, 2019, will be payable regardless of our profitability and will reduce our cash available for distribution to our unitholders.

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

        For a description of the ship management agreements, commercial management agreements and the administrative services agreement, see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions". The aggregate fees and expenses payable for services under the ship management agreements, commercial management agreements and administrative services agreement for the year ended December 31, 2019 were $7.7 million, $5.4 million and $9.0 million, respectively. As the fees under the administrative services agreement relate to the GasLog Glasgow only since its acquisition from GasLog in April 2019, the fees and expenses payable pursuant to this agreement will likely be higher for future periods than reflected in our results of operations for the year ended December 31, 2019. Additionally, these fees and expenses will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of GasLog or its applicable affiliate, including GasLog LNG Services, could adversely affect our ability to pay cash distributions to our unitholders.

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

  •
  It is difficult for unitholders to remove our general partner without its consent. The vote of the holders of at least 66 2/3% of all outstanding common units, including any units owned by our general partner and its affiliates, voting together as a single class is required to remove the general partner. As of February 27, 2020, GasLog owns 30.8% of our outstanding common units. Common unitholders are entitled to elect only three of the seven members of our board of directors. Our general partner, by virtue of its general partner interest, in its sole discretion, appoints the remaining directors (subject to its right to transfer the power to elect a majority of our directors to the common unitholders).

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

        We have granted registration rights to GasLog and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of February 27, 2020, GasLog owns 14,376,602 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units). The Class B units will convert to common units at a rate of 415,000 per year between 2020 and 2025. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

We may issue additional equity securities, including securities senior to the common units, without the approval of our common unitholders, which would dilute the ownership interests of the common unitholders.

        We may, without the approval of our common unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. For example on June 30, 2019, we issued 2,532,911 common units and 2,490,000 Class B units to GasLog in exchange for GasLog's IDRs. Refer to "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources".

        On May 16, 2017, the Partnership commenced its ATM Programme under which we may, from time to time, raise equity through the issuance and sale of new common units. Following an increase in the size of the ATM Programme completed on November 3, 2017, we can issue up to $144.0 million in new common units. As of February 27, 2020 5,291,304 common units have been issued through the ATM Programme.

        No issuances of common units were made under the ATM Programme in 2019. Since the commencement of the ATM Programme through December 31, 2019, GasLog Partners has issued and received payment for a total of 5,291,304 common units, with cumulative gross proceeds of $123.4 million at a weighted average price of $23.33 per unit and net proceeds of $121.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner. The net proceeds from the issuance of the general partner units were $2.5 million. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

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

        If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. GasLog, which owns and controls our general partner, owns 30.8% of our outstanding common units as of February 27, 2020.

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

        Our Preference Units are subordinated to all of our existing and future indebtedness. As of December 31, 2019, we had an aggregate of $1,346.0 million of outstanding indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay distributions to unitholders. Our partnership agreement authorizes the issue of an unlimited number of preference units in one or more class of units. The issuance of additional preference units on a parity with or senior to our Preference Units would dilute the interests of the holders of our Preference Units, and any issuance of preference units senior to or on a parity with our Preference Units or of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Preference Units. No provisions relating to our Preference Units protect the holders of our Preference Units in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Units.

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

The historical levels of three-month LIBOR are not an indication of the future levels of three-month LIBOR, and the phasing out of LIBOR after 2021 may adversely affect the value of and return on our Preference Units.

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

        Upon discontinuance of the LIBOR base rate, the appointed calculation agent will use a substitute or successor base rate that it has determined in its discretion, after consultation with the Partnership, and which is most comparable to the LIBOR base rate. This may result in distribution payments differing from expectations and could materially affect the value of such Preference Units.

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

        Based on our past, current and projected methods of operation, and an opinion of our U.S. counsel, Cravath, Swaine & Moore LLP, we believe that we will not be a PFIC for our current tax year and we expect that we will not be treated as a PFIC for any future tax year. We have received opinions of our U.S. counsel in support of this position that conclude that the income our subsidiaries earn from certain of our time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that more than 25.0% of our gross income for each of our previous years arose and that we expect that more than 25.0% of our gross income for our current and each future year will arise from such time-chartering activities, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such non-passive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current tax year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

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

        We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2020 tax year, unless our general partner exercises the "GasLog option" described in "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—U.S. Taxation of Shipping". Even if we do not qualify for such an exemption, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for distribution to our unitholders. For 2019, the U.S. source gross transportation tax was $1.0 million. For a more detailed discussion, see the section entitled "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—United States".

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

ITEM 4.    INFORMATION ON THE PARTNERSHIP

A.    History and Development of the Partnership

        GasLog Partners was formed on January 23, 2014 as a Marshall Islands limited partnership. GasLog Partners and its subsidiaries are primarily engaged in the ownership, operation and acquisition of LNG carriers engaged in LNG transportation. The Partnership conducts its operations through its vessel-owning subsidiaries and, as of February 27, 2020, we have a fleet of 15 LNG carriers, including ten vessels with modern TFDE propulsion technology and five Steam vessels.

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

(i) to partially fund the acquisition of GasLog vessel owning subsidiaries, (ii) to pay down debt or (iii) for general corporate purposes:

Date of Equity Offering	Equity Offering	Principal Use of Proceeds	Date Vessel Acquisition Completed
November 15, 2018	Preference equity offering, Series C Preference Units	Acquisition of the GasLog Glasgow	April 1, 2019
January 17, 2018	Preference equity offering, Series B Preference Units	Acquisition of the GasLog Gibraltar	April 26, 2018
May 16, 2017 onwards	Common equity offering through our ATM Programme	Acquisition of the Solaris Acquisition of the Methane Becki Anne	October 20, 2017 November 14, 2018
May 15, 2017	Preference equity offering, Series A Preference Units	Acquisition of the GasLog Geneva	July 3, 2017
January 27, 2017	Follow-on common equity offering	Acquisition of the GasLog Greece	May 3, 2017
August 5, 2016	Follow-on common equity offering	Acquisition of the GasLog Seattle	November 1, 2016
June 26, 2015	Follow-on common equity offering	Acquisition of the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally	July 1, 2015
September 29, 2014	Follow-on common equity offering	Acquisition of the Methane Rita Andrea and Methane Jane Elizabeth	September 29, 2014

        We maintain our principal executive offices at 69 Akti Miaouli, 18537 Piraeus, Greece. Our telephone number at that address is +30 210 459 1000.

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

B.    Business Overview

Overview

        Since our IPO in May 2014, we have been a growth-oriented limited partnership focused on acquiring, owning and operating LNG carriers engaged in LNG transportation under multi-year charters, growing our fleet from three vessels at the time of our IPO to 15 today, of which ten have TFDE propulsion technology and five are Steam vessels. However, our cost of equity capital has remained elevated for a prolonged period and has prohibited us from raising, on acceptable terms, the capital required to continue growing our assets and our cash flows. Recently, a number of increasingly strong negative indicators in the LNG shipping market caused us to record a non-cash impairment against our five Steam vessels and to issue guidance that we expect to reduce our quarterly common distribution for the first quarter of 2020 compared to the fourth quarter of 2019. We are now focusing our capital allocation on debt repayment, prioritizing balance sheet strength for 2020, in order to lower our cash break-evens and to reposition the Partnership for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms.

        Our vessels, which have fixed charter terms expiring between January 2020 and June 2026, were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner. We currently operate our vessels mainly under multi-year charters with fixed rate contracts that generate predictable cash flows during the life of these charters. One of our vessels is chartered to Gunvor under a term charter expiring in November 2022 with a variable rate of hire indexed to broker estimates of LNG shipping spot rates for vessels of the same class and subject to minimum and maximum rates of hire. The charters on the five Steam vessels and one of the TFDE vessels have expired or will expire in 2020, and three further charters will expire in 2021. On redelivery, the vessels will operate in the spot and short-term market unless we are able to secure new term charters.

        While spot rates for LNG carriers improved in 2018 and 2019 compared to prior years, the term charter market for on-the-water vessels has not developed as expected, resulting in reduced expectations for future vessel utilization and earnings, in particular for our Steam vessels after the expiry of their multi-year charters with Shell. Furthermore, the difference between ship broker estimates of the fair market values and the carrying values of our Steam vessels has increased over time. These factors caused the Partnership to recognize a non-cash impairment loss of $138.8 million as at December 31, 2019 for its five Steam vessels built in 2006 and 2007.

        In addition, the Partnership, at the time of its results for the fourth quarter and full year 2019, issued guidance that quarterly distributions per common unit are expected to be reduced to $0.125 per unit, or $0.50 per unit on an annualized basis, beginning with the first quarter of 2020 compared to $0.561 per unit for the fourth quarter of 2019. Such reduction is based on a revised future capital allocation strategy which prioritizes balance sheet strength.

        Since the formation of the Partnership and the contribution of the three initial vessels in our fleet, we have grown our fleet and our cash flows through the acquisition from GasLog of vessels with multi-year charters. However, as a result of the significant challenges facing the listed midstream energy MLP industry, our cost of equity capital has remained elevated for a prolonged period, making the funding of new acquisitions challenging. As a result, while we do have options and other rights under which we may acquire additional LNG carriers from GasLog and which provide us with significant built-in growth opportunities as described below, our high cost of capital is not currently conducive to the funding of such acquisitions on acceptable terms.

        We believe that the actions taken to prioritize balance sheet strength and to lower our cash break-evens, combined with our focus on securing new term employment for our vessels whose charters have expired or will expire in 2020 and 2021, will reduce our cost of capital over time. As a result, if we are able to raise new debt or equity capital on acceptable terms in the future, we intend to focus again on incremental acquisitions from GasLog or third parties in order to continue to grow our assets and cash flows. For further discussion of the risks that we face in growing our assets and cash flows, please read "Item 3. Key Information—D. Risk Factors".

        GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers which provides support to international energy companies as part of their LNG logistics chain. GasLog was founded by its chairman, Peter G. Livanos, whose family's shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the NYSE on March 30, 2012 under the ticker symbol "GLOG". At the time of its initial public offering, GasLog's wholly owned fleet consisted of ten LNG carriers, including eight newbuildings on order. Since its initial public offering, GasLog has increased by approximately 106% the total carrying capacity of vessels in its fleet, which includes vessels on the water and newbuildings on order but excludes the vessels owned by the Partnership. As of February 27, 2020, GasLog's wholly owned and bareboat fleet includes 20 LNG carriers, including 13 ships on the water and seven LNG carriers on order from Samsung, as well as a 35.6% ownership in the Partnership. See "—Our Fleet".

Our Fleet

Owned Fleet

        The following table presents information about our fleet as of February 27, 2020:

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
1	Methane Alison Victoria	2007	145,000	Spot Market	Steam	—	—
2	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
3	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
4	GasLog Sydney	2013	155,000	Cheniere	TFDE	June 2020	2020 - 2021(1)
5	Methane Jane Elizabeth	2006	145,000	Trafigura(2)	Steam	November 2020(3)	2021 - 2024(3)
6	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	—
7	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
8	Solaris	2014	155,000	Shell	TFDE	June 2021	—
9	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022 - 2028(4)
10	GasLog Shanghai	2013	155,000	Gunvor	TFDE	November 2022	—
11	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028 - 2031(5)
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028 - 2031(5)
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027 - 2029(6)
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031(7)
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031(7)

(1)
Charterer may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(2)
In March 2018, GasLog Partners secured a one-year charter with Trafigura for the Methane Jane Elizabeth (as nominated by the Partnership), which commenced in November 2019. The hire rate for this charter is lower than the hire rate under the vessel's multi-year charter with Shell, which expired in October 2019.

(3)
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

(6)
Charterer may extend the term of the related time charter for one extension period of three or five years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(7)
Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

        The key characteristics of our current fleet include the following:

  •
  each ship is sized at between approximately 145,000 cbm and 174,000 cbm capacity, which places our ships in the medium-size class of LNG carriers; we believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world;

  •
  each ship is double-hulled, which is standard in the LNG industry;

  •
  each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;

  •
  each of our ships is equipped with a steam turbine or TFDE propulsion technology;

  •
  Bermuda is the flag state of each ship;

  •
  each of our ships has received an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

  •
  our fleet has an average age of 8.0 years, making it one of the youngest in the industry, compared to a current average age of 10.0 years for the global trading LNG carrier fleet including LNG carriers of all sizes as of December 31, 2019.

Charter expirations

        The Methane Rita Andrea, the Methane Shirley Elisabeth, the GasLog Sydney, the Methane Jane Elizabeth and the Methane Heather Sally are due to come off charter in April 2020, June 2020, June 2020, November 2020 and December 2020, respectively, while the Methane Alison Victoria is currently trading in the spot market. GasLog Partners continues to pursue opportunities for new term charters with third parties and, on an interim basis, will trade the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions. Given the current lack of liquidity in the term charter market for Steam vessels in particular, the utilization and earnings of our vessels trading in the spot market are likely to be materially lower than their earnings under their multi-year charters with Shell.

Additional Vessels

  Five-Year Vessel Business Opportunities

        GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as "Five-Year Vessels". The seven newbuildings and two on-the-water vessels listed below will each qualify as a Five-Year Vessel upon commencement of their respective charters and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration
1	GasLog Singapore	2010	155,000	Sinolam LNG(1)	TFDE	2030
2	GasLog Warsaw	2019	180,000	Endesa(2)	X-DF	2029
3	Hull No. 2213	Q2 2020(3)	180,000	Centrica	X-DF	2027(4)
4	Hull No. 2274	Q2 2020(3)	180,000	Jera	X-DF	2032(4)
5	Hull No. 2262	Q3 2020(3)	180,000	Centrica	X-DF	2027(4)
6	Hull No. 2300	Q4 2020(3)	174,000	Cheniere	X-DF	2027(4)
7	Hull No. 2301	Q4 2020(3)	174,000	Cheniere	X-DF	2027(4)
8	Hull No. 2311	Q2 2021(3)	180,000	Cheniere	X-DF	2028(4)
9	Hull No. 2312	Q3 2021(3)	180,000	Cheniere	X-DF	2028(4)

(1)
The vessel is currently trading in the spot/short-term charter market and has been chartered to Sinolam LNG for the provision of an LNG FSU. The charter is expected to commence in November 2020, after the dry-docking and conversion of the vessel to an FSU.

(2)
The vessel is chartered to a wholly owned subsidiary of Endesa. The charter is expected to commence in May 2021.

(3)
Expected delivery quarters are presented.

(4)
Charter expiration to be determined based upon actual date of delivery.

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

Ship Time Charters

        We provide the services of all of our ships under multi-year time charters, except for the Methane Alison Victoria which is trading in the spot/short-term charter market. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the ship owner provides crewing and other services related to the ship's operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges and canal fees and LNG boil-off).

        Our subsidiaries that own the Methane Rita Andrea, the Methane Shirley Elisabeth, the Methane Becki Anne and the Methane Heather Sally have entered into separate time charters for each vessel with MSL. Our subsidiaries that own the GasLog Seattle and the Solaris have entered into separate time charters for the vessels with a subsidiary of Shell. The Solaris is also managed and operated by a subsidiary of Shell. The subsidiary that owns the GasLog Greece has entered into a master time charter with MSL that also includes the GasLog Glasgow. The subsidiaries that own the GasLog Geneva and the GasLog Gibraltar are party to a master time charter with MSL. A separate confirmation memorandum has been issued for each ship to specify the individual commercial charter terms.

        The subsidiaries that own the GasLog Sydney and the GasLog Santiago have entered into separate time charters with subsidiaries of Cheniere and Trafigura, respectively. If we exercise our option to purchase the GasLog Warsaw, or the GasLog Singapore, once offered by GasLog, such LNG carriers will be chartered to Endesa and Sinolam, respectively. If we exercise our option to purchase Hull Nos. 2213 or 2262 once offered by GasLog, such LNG carriers will be chartered to Jera and Centrica respectively. If we exercise our option to purchase Hull Nos. 2300, 2301, 2311 or 2312 once offered by GasLog, such LNG carriers will be chartered to Cheniere.

        The following discussion describes the material terms of the time and spot charters for our fleet.

Initial Term, Extensions and Redelivery

        The initial term of the time charter for the Methane Rita Andrea began upon its acquisition by GasLog in April 2014 and will terminate in April 2020 plus up to 30 days at the charterer's option.

        The initial terms of the time charters for the Methane Shirley Elisabeth and the Methane Heather Sally began upon their acquisition by GasLog on June 11, 2014 and June 25, 2014, respectively, and will terminate in June 2020 plus 30 days and December 2020 plus 30 days, respectively, both at the charterer's option.

        The initial term of the time charter for the GasLog Seattle began upon delivery of the ship to GasLog in 2013 and will terminate in June 2021 plus or minus 30 days at the charterer's option.

        The initial terms of the time charters for the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar began upon delivery of the ships and will terminate in 2026, 2026, 2023 and 2023, respectively. For the GasLog Greece and the GasLog Glasgow, MSL has the option to extend the term of the charter for up to five years and, for the GasLog Geneva and the GasLog Gibraltar, MSL has the option to extend the term of the charter for up to eight years. Each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

        The term of the time charter for the Solaris began upon delivery of the ship to GasLog in 2014 following an initial period during which the ship operated under a maiden voyage time charter, the purpose of which was to facilitate completion by Shell of an operational discharge inspection of the ship. The Solaris is due to come off charter in August 2021 plus or minus 30 days at the charterer's option.

        The initial term of the time charter for the Methane Becki Anne began upon its acquisition by GasLog in 2015 and will terminate in 2024. MSL has the option to extend the term of the time charter for an additional period of either three or five years beyond the initial charter expiration date.

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

        The Methane Jane Elizabeth commenced a one-year charter with Trafigura in November 2019. The charter rate for this one-year charter is lower than the previous charter rate for the Methane Jane Elizabeth. Trafigura has several options to extend this charter at varying durations between one and four years at specified rates.

        The term of the time charter of the GasLog Shanghai began upon its delivery to Gunvor in June 2019 and has a variable rate of hire within an agreed range during the charter period. The charter with Gunvor will terminate in November 2021 plus or minus 45 days at the charterer's option.

        The terms and periods for the fixtures of the Methane Alison Victoria vary from charter to charter, as is the nature of trading in the spot/short-term charter market.

        Our time charters provide for redelivery of the ship to us at the expiration of the term, as such term may be extended upon the charterer's exercise of its extension options, or upon earlier termination of the charter (as described below), plus (or in some cases) minus a specified number of days. Our charter contracts do not provide the charterers with options to purchase our ships during or upon expiration of the charter term.

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

        Under the time charter for the GasLog Shanghai, the vessel is under a variable market-related structure calculated from the average of three broker reports. The rate is assessed based on each voyage the ship performs. This type of hire rate structure has a floor and a ceiling.

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

Off-Hire

        When a ship is "off-hire"—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. The vast majority of our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ships, whilst for the spot ships we take advantage of (any) stub period to perform the required maintenance. Our ships are maintained to the highest standards in accordance with the maker's maintenance schedule. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer's use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), dry-docking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship's officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems.

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

The Cool Pool

        On May 18, 2018, the Partnership, through the GasLog Shanghai, entered the Cool Pool to market its vessel trading in the LNG shipping spot market. The Cool Pool allowed the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. On June 23, 2019, the GasLog Shanghai exited the pool following a termination agreement dated June 6, 2019 that GasLog entered into with the Cool Pool and Golar in order to assume commercial control of GasLog's and GasLog Partners' vessels trading in the spot market.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on charter party terms including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations including level of emissions, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through the Methane Alison Victoria, we operate in the spot/short-term charter market that covers short-term charters of one year or less. In the future, more of our vessels may operate in the more volatile spot/short-term charter market, including our five Steam vessels which are smaller and less efficient than larger, more technically advanced modern LNG carriers.

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

Seagoing and Shore-Based Employees

        We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2019, GasLog employed (directly and through manning agents) approximately 1,654 seafaring staff who serve on GasLog's owned and managed vessels (including our fleet) as well as 163 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements".

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. As a result, GasLog has historically enjoyed high retention rates. In 2019, GasLog's retention rate was 97% for senior seagoing officers, 93% for other seagoing officers and 94% for shore staff.

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

        Most insurance underwriters make it a condition for insurance coverage that a ship be certified as "in class" by a classification society that is a member of the International Association of Classification Societies. The vessels in our fleet are each certified by the American Bureau of Shipping. Each ship has been awarded International Safety Management certification and is currently "in class".

        The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our fleet:

Ship Name	Dry-docking and Special Survey
Methane Alison Victoria	2020
Methane Shirley Elisabeth	2020
Methane Heather Sally	2020
Methane Becki Anne	2020
Methane Rita Andrea	2021
GasLog Greece	2021
GasLog Geneva	2021
GasLog Gibraltar	2021
GasLog Glasgow	2021
GasLog Shanghai	2023
GasLog Seattle	2023
GasLog Santiago	2023
GasLog Sydney	2023
Solaris	2024
Methane Jane Elizabeth	2024

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

Safety Performance

        GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. During 2019, GasLog's fleet experienced nil recordable injuries and 11 first aid cases.

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

International Maritime Regulations

        The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention for the Safety of Life at Sea ("SOLAS"), the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW") and the International Convention for the Prevention of Pollution From Ships ("MARPOL"). Ships that transport gas, including LNG carriers, are also subject to regulations under amendments to SOLAS, including the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the "ISM Code". The ISM Code requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for the development and maintenance of a safety management system for our ships that meets these requirements. GasLog LNG Services is also subject to the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the "IGC Code"), which prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk which is issued per vessel. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

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

        The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, or "MEPC", of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements establish a series of progressive standards to further limit the sulfur content in fuel oil, (which phased in between 2012 and 2020), as well as new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. As of January 1, 2020, ships must either use low sulfur fuel (potentially including undertaking necessary fuel tank modification) to comply with a global sulfur cap of 0.5 percent m/m or be filled with exhaust gas scrubbers. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or "ECAs". For example, IMO "Tier III" emission standards for nitrous oxide apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed after January 1, 2016. The European Union

Directive 2005/33/EC, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our fleet complies with the relevant legislation and has the relevant certificates, including certificates evidencing compliance with Annex VI of the MARPOL Convention.

        Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the "CLC". Under this convention, a ship's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships carrying more than 2,000 gross tons of oil, and trading to states that are parties to this convention, must maintain evidence of insurance in an amount covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law impose liability either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunker Convention (defined below) "Blue Cards" to provide evidence of insurance meeting the liability requirements. Where applicable, all of our vessels have received "Blue Cards" from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

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

United States

  Oil Pollution Act and CERCLA

        Our operations are subject to the OPA, which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, or "CERCLA", which imposes liability on owners and operators of ships for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. As of November 12, 2019 OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,300 per gross ton or

$19,943,400 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship.

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

        The European Union has indicated in the past that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. The EU MRV Regulation (Monitoring, Reporting, Verification), entered into force on July 1, 2015, requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions as of January 1, 2018. In the United States, the EPA has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources, although these requirements do not currently apply to greenhouse gas emissions from ships. In addition, the International Paris Agreement, which entered into force on November 4, 2016, establishes a framework for reducing global greenhouse gas emissions designed to take effect by 2020, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls in the future. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted or amended at the international level that restricts emissions of greenhouse gases could require us to make significant expenditures that we cannot predict with certainty at this time.

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

Legal Proceedings

        We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage, personal injury claims and commercial disputes. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

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

        We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2020 tax year, unless our general partner exercises the "GasLog option".

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

        For any tax year in which we are not entitled to the exemption under Section 883, we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of "effectively connected income" below) for those years. For 2019, our U.S. source gross transportation tax was $1.0 million. In addition, our U.S. Source International Transportation Income that is considered to be "effectively connected" with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. "branch profits" tax on earnings "effectively connected" with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

        As of February 27, 2020, we have 16 subsidiaries, one is incorporated in the Marshall Islands and 15 are incorporated in Bermuda. Of our subsidiaries, 15 own vessels in our fleet. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

        Our IFRS Common Control Reported Results represent the results of GasLog Partners as an entity under the common control of GasLog. The transfer of three vessels from GasLog to the Partnership in May, July and October 2017, respectively, the transfer of two vessels from GasLog to the Partnership in April and November 2018, respectively, and the transfer of one vessel from GasLog to the Partnership in April 2019 were each accounted for as a reorganization of entities under common control under IFRS. Accordingly, the annual consolidated financial statements and the accompanying discussion under "Results of Operations" include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog.

        We manage our business and analyze and report our results of operations in a single segment.

Overview

        Since our IPO in May 2014, we have been a growth-oriented limited partnership focused on acquiring, owning and operating LNG carriers engaged in LNG transportation under multi-year charters. However, our cost of equity capital has remained elevated for a prolonged period and has prohibited us from raising, on acceptable terms, the capital required to continue growing our assets and our cashflows. Further, with the recent increasingly strong negative indicators in the LNG Shipping market, we have recorded a non-cash impairment against our five Steam vessels and issued guidance that we expect to reduce our quarterly common distribution for the first quarter of 2020 compared to the fourth quarter of 2019. We are therefore focusing our capital allocation on debt repayment and prioritizing balance sheet strength for 2020, in order to lower our cash break-evens and to reposition the Partnership for potential future growth should our cost of capital reduce overtime and allow us to access debt and equity capital on acceptable terms.

        Our vessels, which have fixed charter terms expiring between January 2020 and June 2026, were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner. We currently operate our vessels mainly under multi-year charters with fixed rate contracts that generate predictable cash flows during the life of these charters. One of our vessels is chartered to Gunvor under a term charter expiring in November 2022 with a variable rate of hire indexed to broker estimates of LNG shipping spot rates for vessels of the same class and subject to minimum and maximum rates of hire. The charters on the five Steam vessels and one of the TFDE vessels have expired or will expire in 2020, and three further charters will expire in 2021. On redelivery, the vessels will operate in the spot and short-term market unless we are able to secure new term charters.

        These vessels were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner. We intend to grow our fleet over time through further acquisitions of LNG carriers and have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners. However, we cannot assure you that we will make any particular acquisition or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire additional LNG carriers or other LNG infrastructure assets will be dependent upon our ability to raise additional equity and debt financing.

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

        You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

  •
  Our results of operations, cash flows and financial position could differ from those that would have resulted if we operated autonomously or as an entity independent of GasLog in the years for which historical financial data is presented below, and such data may not be indicative of our future operating results or financial performance.  We have historically grown our fleet through the acquisition of vessels from GasLog. The annual consolidated financial statements and our historical financial and operating data under "IFRS Common Control Reported Results" include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog. As a result, the Partnership's historical results and net assets were retroactively restated to reflect the historical results of the acquired entities from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries. Consequently, there may be significant differences between our reported results and net assets under IFRS compared to our Partnership Performance Results which exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

  •
  Our fleet consists of 15 LNG carriers. The charters on six of the vessels have expired or will expire in 2020, including five Steam vessels, and three further charters expire in 2021.  We continue to pursue opportunities for new multi-year charters with third parties for these vessels, but we may have difficulty in securing new charters at attractive rates and durations. We currently expect these vessels to operate in the spot market for a potentially significant period of time. The spot market is highly competitive and subject to significant fluctuations in utilization and charter rates. Furthermore, advances in LNG carrier technology and the relatively large number of new, modern vessels ordered in the last two years may negatively impact our ability to recharter our vessels trading in the spot and short-term market on attractive rates and may result in lower charter rates and lower levels of utilization for our Steam vessels in particular. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel and we will be required to pay expenses necessary to maintain the vessel in proper operating condition as well as to service the debt attached to that vessel.

  •
  Our future capital needs are uncertain and we may need to raise additional funds in the future.  We may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet, fund our operations, meet our debt service obligations and pay distributions to our common and preference unitholders. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, the cost of maintaining our existing fleet, the cost of retrofitting or modifying existing ships as a result of technological advances, changes in applicable environmental or other regulations or standards, customer requirements or otherwise. In addition, two of our debt facilities mature in April and July 2021, respectively. Our ability to obtain bank financing or to access the debt or equity capital markets may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions that are beyond our control. The price of our common units has fallen significantly in recent weeks. If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced distributions per unit. Inability to secure bank financing or access the capital markets could have a material adverse effect on our business, or financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

  •
  While our revenues are variable as a function of the utilization and earnings of our vessels trading in the spot and short-term market and under variable rate charters, our costs are largely of a fixed nature.  In 2019, 98.7% of our revenues were earned under multi-year fixed rate or variable rate charters. In 2020, this percentage will fall to 81.0% and in 2021 to 52.1%, assuming that we do not enter into any new multi-year fixed rate or variable rate charters. As a result, our revenues are likely to be more volatile than has historically been the case when substantially all of our fleet operated under multi-year, fixed rate charters. On the other hand, the majority of our costs, comprising vessel operating costs, general and administrative expenses and the costs of servicing our debt, are largely fixed in nature. Consequently, our results of operations and cash flows are likely to be increasingly volatile as a function of the growing share of our revenues which are exposed to the fluctuations of utilization and charter rates in the spot and short-term market.

Industry Overview and Trends

Energy Prices

        As referenced in "Item 3. Key Information—Risk Factors", oil prices, as measured by the spot price of Brent crude oil, experienced continued volatility during 2019, trading within a range of approximately $54 per barrel to $75 per barrel. During 2019, oil prices were supported by a relatively strong global economy as well as continued production curbs from OPEC. These positive factors were balanced by continued supply growth from non-OPEC producing countries. In early 2020, spot oil prices have been under pressure, as financial markets speculate over the potential negative impact of the COVID-19 virus outbreak on demand for oil and oil products. As of February 27, 2020 Brent crude oil was quoted at approximately $52 per barrel compared to $66 per barrel at December 31, 2019 and at the same time last year.

        In contrast with global oil prices, global natural gas prices were under sustained pressure for most of 2019. Natural gas prices in the import regions of Europe, as measured by the Title Transfer Facility ("TTF"), averaged $4.3 per million British Thermal Units ("MMBtu") in 2019 while in Asia, the Japan Korea Marker ("JKM") averaged $6.1 per MMBtu. Both hit multi-year lows during the year. Meanwhile, gas prices in the United States, as measured by the Henry Hub ("HH") benchmark, averaged $2.6 per MMBtu and also reached multi-year lows during the summer. Global gas prices were impacted by increasing gas production in export markets such as the United States, while a warmer than average 2018/19 winter in the Northern Hemisphere, a warmer than average 2019/20 winter so far and the start-up of new LNG export capacity during 2019 has pressured import prices in Europe and Asia.

        In early 2020, international gas prices have continued to fall due to weaker than normal winter demand, high inventory levels in key demand regions and ample supply of LNG. The recent COVID-19 virus outbreak has also introduced uncertainty regarding demand for LNG over the near-term, particularly in China. As of February 27, 2020, natural gas prices were quoted at approximately $2.6 per MMBtu for TTF compared to $5.2 per MMBtu at the same time last year and at approximately $3.3 per MMBtu for JKM compared to $6.6 per MMBtu at the same time last year. In the U.S., spot Henry Hub natural gas prices have fallen to $1.7 per MMBtu as of February 27, 2020 compared to $2.9 at the same time last year.

        While the majority of LNG volumes are sold under long-term contracts with prices limited to the price of crude oil, we believe that the difference in delivered gas prices between import markets in Asia and the Atlantic Basin and export costs from the U.S. is a significant driver of spot LNG trade, as the differential incentivizes natural gas marketers and buyers to ship LNG over longer distances. The recent declines in Asian and European gas prices referenced above have resulted in a differential not currently wide enough to incentivize inter-basin trade. However, gas price futures imply that the inter-basin arbitrage opportunity may exist periodically in coming years, potentially leading to longer voyages for LNG cargoes and, all else equal, increasing the demand for spot LNG shipping.

LNG Supply

        According to Wood Mackenzie, global seaborne trade of LNG was 364 million tonnes ("mt") in 2019, an increase of 12% over 2018. During the year, new production started in the United States (Cameron Train 1, Corpus Christi LNG Train 2 and Freeport LNG Train 1) and Australia (Prelude). Supply from existing liquefaction facilities in Australia, Russia, Nigeria and Abu Dhabi also increased while downtime and/or underperformance at existing facilities in Equatorial Guinea, Indonesia and Malaysia partially offset these gains. LNG supply is projected to rise 7% to approximately 391 mt in 2020, according to Wood Mackenzie. This expected growth is driven by the ramp-up of new supply commissioned in 2019 and new capacity scheduled to come on stream in 2020.

        During 2019, six new LNG liquefaction projects with a combined capacity of approximately 71 mtpa reached Final Investment Decision ("FID"), a record year for the sanctioning of new LNG projects and underpinning further LNG supply growth during the next decade. Projects which reached FID include Golden Pass (16 mtpa), Calcasieu Pass (10 mtpa) and Sabine Pass Train 6 (4.5 mtpa) in the United States, Mozambique LNG (12.9 mtpa) in Mozambique, Arctic LNG-2 (19.8 mtpa) in Russia and Nigeria LNG Train 7 (8 mtpa including debottlenecking of existing trains) in Nigeria.

        Wood Mackenzie anticipates at least another 50 mtpa of new LNG capacity will reach FID during 2020. Should any further projects take FID, incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Demand

        According to Wood Mackenzie, LNG demand increased by 11%, to 351 mt in 2019 from 316 mt in 2018. European demand accounted for most of the growth, increasing by over 31 mt (61%) year-over-year. European demand was driven by a combination of declining domestic production, continued coal-to-gas switching for power generation and inventory restocking. In North Asia, demand from Japan, South Korea and Taiwan declined by approximately 8 mt or 6%, while demand from China increased by 7 mt or 13%.

        During 2019, a significant number of long-term LNG off-take contracts were announced, a positive indicator for future LNG demand. According to Wood Mackenzie, 85 mtpa of long-term (defined as greater than 5 years duration) off-take commitments have been agreed since the beginning of 2019, second only to the 95 mtpa signed in 2018.

        Wood Mackenzie forecasts global LNG demand growth of over 90 mt between 2019 and 2025, a compound annual growth of approximately 4%. This growth is expected to be broad-based, with South East Asia (excluding India) accounting for approximately 46% and China, Latin America and India expected to account for 27%, 11% and 10%, respectively.

LNG Shipping Rates and Chartering Activity

        In the LNG shipping spot market, TFDE headline rates, as reported by Clarksons, averaged $70,000 per day in 2019, a 23% decrease year-on-year. Low gas prices during much of 2019 limited the arbitrage opportunity for transporting LNG between the Atlantic and Pacific basins. However, the market balance tightened in the fourth quarter of 2019, as evidenced by the sharp increase in TFDE headline rates to an annual peak of $140,000 per day in November, following a marked decrease in spot ship availability. According to Poten, 57 term charters between six months and seven years were reported in 2019, a decrease of 22% over 2018, of which 25 were for TFDE vessels and 12 were for Steam vessels. The term charter market for Steam vessels continues to be significantly less liquid than that for TFDEs.

        Headline spot TFDE rates have fallen significantly from the peaks of the fourth quarter of 2019, with Clarksons currently assessing headline spot rates for TFDE and Steam LNG carriers at $37,500 per day and $29,000 per day, respectively. Expected continued growth in LNG supply may support LNG vessel demand in the second half of 2020 and into early 2021. However, the very weak current prices and forward curves for natural gas in the key markets of North Asia and Europe could result in shorter average voyage distances and lower shipping requirements. The recent COVID-19 virus outbreak has also introduced uncertainty regarding near-term demand for LNG, particularly in China. In addition, spot rates may be prone to further periods of seasonality and volatility similar to those seen in recent years. Accordingly, there is no guarantee that LNG shipping spot rates will stay at or near current levels or return to the levels experienced in the fourth quarters of 2018 and of 2019, which could harm our business, financial condition, results of operations and cash flows, including cash available for distributions to unitholders.

        Delays to the start-up, or unexpected downtime, of LNG supply projects or significant further orders of new LNG carriers may weaken the supply/demand balance for LNG shipping. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, or significant increases in LNG shipping capacity, could have a material adverse effect on our ability to secure future time charters at attractive rates and durations for new ships we may order or acquire, or upon expiration or early termination of our current charter arrangements, which could harm our business, financial condition, results of operations and cash flows, including cash available for distributions to unitholders, as well as our ability to meet certain of our debt covenants. A sustained decline in charter rates could also adversely affect the market value of our ships, on which certain of the ratios and financial covenants with which we are required to comply are based.

Global LNG Fleet

        According to Poten, as of February 27, 2020, the global fleet of dedicated LNG carriers (>100,000 cbm) consisted of 511 vessels with another 119 LNG carriers on order, of which 75 vessels (or 63%) have long-term charters. Poten estimates that a total of 40 LNG carriers are due to be delivered in 2020, with 15 of these in the first half of the year.

        In 2019, 48 orders for LNG carriers were placed, as estimated by Poten. Newbuild ordering saw a decline relative to 2018. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or FSUs and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

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

  •
  our ability to secure future employment, at economically attractive rates, for the nine vessels with charters expiring in 2020 and 2021 which includes all five of our Steam vessels;

  •
  our ability to raise, on acceptable terms, the equity and debt financing required to fund the expansion of our fleet by accessing the drop-down pipeline at GasLog and/or by acquiring LNG infrastructure assets from third parties;

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

        In addition to the general factors discussed above, we believe certain specific factors have impacted, or will impact, our results of operations. These factors include:

  •
  the hire rate earned by our ships including any of our ships that may trade in the short-term or spot market if we are unable to secure new term charters;

  •
  unscheduled off-hire days;

  •
  the level of our ship operating expenses, including the costs of crewing, insurance and maintenance;

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

Principal Components of Revenues and Expenses

Revenues

        Our revenues are driven primarily by the number of LNG carriers in our fleet, the amount of daily charter hire that they earn under time charters and the number of operating days during which they generate revenues. These factors, in turn, are affected by our decisions relating to ship acquisitions and disposals, the amount of time that our ships spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and technical specifications of our ships, as well as the relative levels of supply and demand in the LNG carrier charter market. Under the terms of some of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under such a time charter through an annual escalation of the operating cost component of the daily hire rate. We believe these adjustment provisions can provide substantial protection against significant operating cost increases. See "Item 4. Information on the Partnership—B. Business Overview—Ship Time Charters—Hire Rate Provisions" for a more detailed discussion of the hire rate provisions of our charter contracts.

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

Net Pool Allocation

        The vessel participating in the Cool Pool (until June 23, 2019, when GasLog Partners exited the Cool Pool) received a net allocation from the pool, which was recognized separately in the consolidated statement of profit or loss and represented GasLog Partners' share of the net revenues earned from the other pool participants' vessels less the other participants' share of the net revenues earned by GasLog Partners' vessels included in the pool. Each participant's share of the net pool revenues was based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

Voyage Expenses and Commission

        Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions. Commissions are recognized as expenses on a pro rata basis over the duration of a time charter. Bunkers' consumption recognized under Voyage expenses and commissions represents bunkers consumed during vessels' unemployment and off-hire periods.

Vessel Operating Costs

        We are generally responsible for ship operating expenses, which include costs for crewing, insurance, repairs, modifications and maintenance, lubricants, spare parts and consumable stores, vessel surveys and inspections and other miscellaneous expenses, as well as the associated cost of providing these items and services. However, as described above, the hire rate provisions of our time charters are intended to reflect the operating costs borne by us in some cases. The charters on two vessels in our fleet contain provisions that are designed to reduce our exposure to increases in operating costs, including review provisions and cost pass-through provisions. Ship operating expenses are recognized as expenses when incurred.

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

Impairment Loss on Vessels

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

Gain/(Loss) on Derivatives

        Any gain or loss derived from the movement in the fair value of the derivatives (interest rate swaps and forward foreign exchange contracts) that have not been designated as hedges, the ineffective portion of changes in the fair value of the derivatives that meet hedge accounting criteria, realized gain/loss on derivatives held for trading, and the amortization of the cumulative unrealized loss for the derivatives in respect of which hedge accounting was discontinued, if any, are presented as gain or loss on derivatives in our consolidated statements of profit or loss.

Results of Operations

        Our results set forth below are derived from the annual consolidated financial statements of the Partnership. Prior to the closing of our IPO, we did not own any vessels. The transfer of three vessels from GasLog to the Partnership in May, July and October 2017, respectively, the transfer of two vessels from GasLog to the Partnership in April and November 2018, respectively, and the transfer of one vessel from GasLog to the Partnership in April 2019 were each accounted for as reorganizations of entities under common control under IFRS. The consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog.

        Nine of our LNG carriers, the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Seattle, the Solaris, the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar, were delivered and immediately commenced their time charters in January, March, May and December 2013, July 2014, March, June, September and October 2016, respectively. The Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters upon their acquisition by GasLog in April 2014. The Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally commenced their time charters upon their acquisition by GasLog in June 2014. The Methane Becki Anne commenced her time charter upon her acquisition by GasLog in March 2015.

        The Partnership's historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

        Certain numerical figures included in the below tables have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

 Year ended December 31, 2018 compared to the year ended December 31, 2019

	IFRS Common Control Reported Results
	2018	2019	Change
	Restated(1)
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	383,201	378,687	(4,514)
Net pool allocation	3,700	1,058	(2,642)
Voyage expenses and commissions	(7,506)	(7,308)	198
Vessel operating costs	(73,697)	(76,742)	(3,045)
Depreciation	(87,584)	(89,309)	(1,725)
General and administrative expenses	(19,754)	(19,401)	353
Impairment loss on vessels	—	(138,848)	(138,848)

Profit from operations	198,360	48,137	(150,223)

Financial costs	(72,714)	(71,998)	716
Financial income	2,448	1,887	(561)
Loss on derivatives	(48)	(12,795)	(12,747)

Profit/(loss) for the year	128,046	(34,769)	(162,815)

Profit/(loss) attributable to Partnership's operations	102,597	(37,419)	(140,016)

(1)
Restated so as to reflect the historical financial results of GAS-twelve Ltd. acquired on April 1, 2019 from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

        During the year ended December 31, 2018, we had an average of 15.0 vessels operating in our owned fleet having 5,275 operating days while during the year ended December 31, 2019, we had an average of 15.0 vessels operating in our owned fleet having 5,397 operating days.

        Revenues:    Revenues decreased by $4.5 million, or 1.2%, from $383.2 million for the year ended December 31, 2018 to $378.7 million for the year ended December 31, 2019. The decrease is mainly attributable to a net decrease of $10.3 million due to the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the Methane Jane Elizabeth, which ended in May 2018, June 2018, September 2018 and October 2019, respectively. Following the expiry of their initial charters, the GasLog Shanghai traded in the spot market through the Cool Pool until June 2019 and was subsequently rechartered to Gunvor, the GasLog Santiago began a new, multi-year charter with Trafigura in August 2018, the GasLog Sydney began a new 18-month charter with Cheniere in December 2018 and the Methane Jane Elizabeth was also rechartered to Trafigura in November 2019. This decrease was partially offset by an increase in net revenues of $4.2 million due to the decreased off-hire days for scheduled dry-dockings and an increase of $1.6 million from the remaining fleet. As a result, the average daily hire rate decreased from $72,645 for the year ended December 31, 2018 to $70,161 for the year ended December 31, 2019.

        Net Pool Allocation:    Net pool allocation decreased by $2.6 million, or 70.3%, from $3.7 million during the year ended December 31, 2018 to $1.1 million during the year ended December 31, 2019. The net pool allocation represented the adjustment of the net results generated by the GasLog Shanghai in accordance with the pool distribution formula before exiting the Cool Pool on June 23, 2019. GasLog Partners recognized gross revenues and gross voyage expenses and commissions of $5.0 million and $0.7 million, respectively, from the operation of the GasLog Shanghai which entered the Cool Pool in May 2018 (December 31, 2018: $11.5 million and $0.4 million, respectively). GasLog Partners' total net pool performance is presented below:

	For the year ended
	December 31, 2018	December 31, 2019
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	11,475	4,994
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(443)	(672)
GasLog's adjustment for net pool allocation (included in Net pool allocation)	3,700	1,058

GasLog Partners' total net pool performance	14,732	5,380

        Voyage Expenses and Commissions:    Voyage expenses and commissions decreased marginally by $0.2 million, or 2.7%, from $7.5 million for the year ended December 31, 2018 to $7.3 million for the year ended December 31, 2019, mainly due to a decrease in brokers' commissions on revenues.

        Vessel Operating Costs:    Vessel operating costs increased by $3.0 million, or 4.1%, from $73.7 million for the year ended December 31, 2018 to $76.7 million for the year ended December 31, 2019. The increase in vessel operating costs is mainly attributable to increased technical maintenance expenses during the year ended December 31, 2019, partially offset by a decrease in crew costs. Daily operating costs per vessel (after excluding calendar days for the Solaris) increased from $14,422 per day during the year ended December 31, 2018 to $15,018 per day during the year ended December 31, 2019.

        General and Administrative Expenses:    General and administrative expenses decreased by $0.4 million, or 2.0%, from $19.8 million for the year ended December 31, 2018 to $19.4 million for the year ended December 31, 2019. The decrease in general and administrative expenses is attributable to a decrease in administrative expenses of $1.4 million for services under the administrative services agreement with GasLog mainly due to the decrease of the annual administrative fees in 2019 by $0.1 million per vessel, partially offset by an increase of $1.0 million in other expenses, mainly due to increased foreign exchange differences.

        Impairment Loss on Vessels:    Impairment loss on vessels was nil for the year ended December 31, 2018 and $138.8 million for the year ended December 31, 2019. The impairment loss was recognized with respect to the Partnership's Steam vessels (the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally), as a result of the impairment assessment performed by the Partnership for the entire fleet after concluding that events and circumstances triggered the existence of potential impairment of its vessels as of December 31, 2019.

        Financial Costs:    Financial costs decreased by $0.7 million, or 1.0%, from $72.7 million for the year ended December 31, 2018 to $72.0 million for the year ended December 31, 2019. The decrease in financial costs is mainly attributable to a decrease of $0.7 million in amortization of loan fees. During the year ended December 31, 2018, we had an average of $1,449.1 million of outstanding indebtedness, with a weighted average interest rate of 4.4%, compared to an average of $1,396.0 million of outstanding indebtedness with a weighted average interest rate of 4.5% during the year ended December 31, 2019.

        Gain/(loss) on derivatives:    Loss on derivatives increased by $12.8 million, from $0.0 million for the year ended December 31, 2018 to $12.8 million for the year ended December 31, 2019. The increase is attributable to a $12.4 million increase in loss from the mark-to-market valuation of the derivatives which were carried at fair value through profit or loss and a decrease of $0.4 million in realized gain on derivatives held for trading.

        Profit/(Loss) for the Year:    Profit for the year decreased by $162.8 million, from a profit of $128.0 million for the year ended December 31, 2018 to a loss of $34.8 million for the year ended December 31, 2019, as a result of the aforementioned factors.

        Profit/(Loss) Attributable to the Partnership:    Profit attributable to the Partnership for the year decreased by $140.0 million from a profit of $102.6 million for the year ended December 31, 2018 to a loss of $37.4 million for the year ended December 31, 2019. The decrease is mainly attributable to the impairment loss of $138.8 million recognized in the year ended December 31, 2019, as discussed above, since the contributed profits from the acquisitions of the GasLog Gibraltar on April 26, 2018, the Methane Becki Anne on November 14, 2018 and the GasLog Glasgow on April 1, 2019 were almost entirely offset by the performance of the remaining fleet and an increase in mark-to-market loss on derivatives of $12.4 million.

        Specifically, the profit attributable to the Partnership was mainly affected by (a) an increase in revenues of $66.2 million contributed by the GasLog Gibraltar, the Methane Becki Anne and the GasLog Glasgow and a further increase of $4.2 million due to the decreased off-hire days from scheduled dry-dockings, partially offset by a decrease in revenues of $10.3 million from the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the Methane Jane Elizabeth, (b) a decrease in the net pool allocation of $2.6 million, (c) an increase in vessel operating costs attributable to the Partnership of $13.8 million, mainly attributable to the operating costs of the aforementioned acquired vessels, (d) an increase in depreciation expense attributable to the Partnership of $14.7 million, also resulting primarily from the aforementioned acquisitions, and (e) the impairment loss of $138.8 million recorded in the year ended December 31, 2019.

        In addition, the profit attributable to the Partnership was further affected by (f) an increase in financial costs attributable to the Partnership of $10.0 million, mainly due to increased financial costs with respect to the aggregate outstanding debt of the GasLog Greece, the GasLog Geneva, the Solaris, the GasLog Gibraltar and the Methane Becki Anne after their respective drop-downs to the Partnership and (g) an increase in mark-to-market loss on derivatives of $12.4 million.

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

 Year ended December 31, 2017 compared to the year ended December 31, 2018

	IFRS Common Control Reported Results
	2017	2018	Change
	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	401,806	383,201	(18,605)
Net pool allocation	—	3,700	3,700
Voyage expenses and commissions	(5,033)	(7,506)	(2,473)
Vessel operating costs	(76,272)	(73,697)	2,575
Depreciation	(87,048)	(87,584)	(536)
General and administrative expenses	(15,719)	(19,754)	(4,035)

Profit from operations	217,734	198,360	(19,374)

Financial costs	(70,793)	(72,714)	(1,921)
Financial income	1,036	2,448	1,412
Gain/(loss) on derivatives	121	(48)	(169)

Profit for the year	148,098	128,046	(20,052)

Profit attributable to Partnership's operations	94,117	102,597	8,480

(1)
Restated so as to reflect the historical financial results of GAS-twelve Ltd. acquired on April 1, 2019 from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

        During the year ended December 31, 2017, we had an average of 15 vessels operating in our owned fleet having 5,456 operating days while during the year ended December 31, 2018, we had an average of 15 vessels operating in our owned fleet having 5,275 operating days.

        Revenues:    Revenues decreased by $18.6 million, or 4.6%, from $401.8 million for the year ended December 31, 2017 to $383.2 million for the year ended December 31, 2018. The decrease is mainly attributable to a net decrease of $13.0 million due to the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, which ended in May, June and September 2018, respectively. Following the expiry of their initial charters, the GasLog Shanghai has been trading on the spot market through the Cool Pool, the GasLog Santiago began a new, multi-year charter with Trafigura in August 2018 and the GasLog Sydney began a new 18-month charter with Cheniere in December 2018. There was also a decrease in net revenues of $6.0 million due to the increased off-hire days for three scheduled dry-dockings performed during 2018 as opposed to one scheduled dry-docking during 2017, partially set-off by an increase of $0.4 million from the remaining fleet. As a result, the average daily hire rate decreased from $73,645 for the year ended December 31, 2017 to $72,645 for the year ended December 31, 2018.

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

        Voyage Expenses and Commissions:    Voyage expenses and commissions increased by $2.5 million, or 50.0%, from $5.0 million for the year ended December 31, 2017 to $7.5 million for the year ended December 31, 2018. The increase in voyage expenses and commissions is attributable to an increase in bunker consumption costs of $2.8 million for the periods during which the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney were not operating under a time-charter mainly during the second half of 2018, partially offset by a decrease in broker commissions of $0.3 million.

        Vessel Operating Costs:    Vessel operating costs decreased by $2.6 million, or 3.4%, from $76.3 million for the year ended December 31, 2017 to $73.7 million for the year ended December 31, 2018. The decrease in vessel operating costs is mainly attributable to a decrease in crew costs, mainly due to decreased crew travelling and training costs, and a decrease in insurance expenses. Daily operating costs per vessel (after excluding calendar days for the Solaris) decreased from $14,926 per day during the year ended December 31, 2017 to $14,422 per day during the year ended December 31, 2018.

        General and Administrative Expenses:    General and administrative expenses increased by $4.1 million, or 26.1%, from $15.7 million for the year ended December 31, 2017 to $19.8 million for the year ended December 31, 2018. The increase in general and administrative expenses is mainly attributable to an increase in administrative expenses of $3.9 million for services under the administrative services agreement with GasLog due to the increase of the annual administrative fees in 2018 by $0.2 million per vessel and the incremental fees due to the acquisitions from GasLog of the GasLog Greece on May 3, 2017, the GasLog Geneva on July 3, 2017, the Solaris on October 20, 2017, the GasLog Gibraltar on April 26, 2018 and the Methane Becki Anne on November 14, 2018.

        Financial Costs:    Financial costs increased by $1.9 million, or 2.7%, from $70.8 million for the year ended December 31, 2017 to $72.7 million for the year ended December 31, 2018. The increase in financial costs is attributable to a $3.3 million increase in interest expense on loans, partially offset by a decrease in amortization of loan fees of $1.4 million. The decrease in amortization of loan fees was mainly driven by a decrease of $2.0 million relating to the pre-payment of the Junior Tranche of the credit agreements entered into on February 18, 2016 ("Five Vessel Refinancing") in April 2017 (GAS-twenty seven Ltd.) and January 2018 (GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.), partially offset by the $0.9 million write-off of the unamortized fees associated with the term loan facility with GasLog that was prepaid and terminated in March 2018. During the year ended December 31, 2017, we had an average of $1,641.4 million of outstanding indebtedness, with a weighted average interest rate of 3.7%, compared to an average of $1,449.1 million of outstanding indebtedness with a weighted average interest rate of 4.4% during the year ended December 31, 2018.

        Gain/(loss) on derivatives:    Gain on derivatives decreased by $0.1 million, from a gain of $0.1 million for the year ended December 31, 2017 to $0.0 million for the year ended December 31,

2018. The decrease is attributable to a $3.6 million decrease in gain from the mark-to-market valuation of the derivatives which were carried at fair value through profit or loss, which reflected a gain of $2.2 million for the year ended December 31, 2017 as compared to a loss of $1.4 million for the year ended December 31, 2018, which was partially offset by a decrease of $3.5 million in realized loss on derivatives held for trading.

        Profit for the Year:    Profit for the year decreased by $20.1 million, or 13.6%, from $148.1 million for the year ended December 31, 2017 to $128.0 million for the year ended December 31, 2018, as a result of the aforementioned factors.

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

        Specifically, the profit attributable to the Partnership was mainly affected by (a) an increase in revenues of $66.5 million contributed by the GasLog Greece, the GasLog Geneva, the Solaris, the GasLog Gibraltar and the Methane Becki Anne, partially offset by a decrease in revenues of $13.0 million from the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney and a further decrease of $6.0 million due to the increased off-hire days from the scheduled dry-dockings of the GasLog Santiago, the GasLog Sydney and the GasLog Seattle as compared to the GasLog Shanghai in 2017, (b) an increase in the net pool allocation of $3.3 million, (c) an increase in voyage expenses and commissions attributable to the Partnership of $3.7 million, mainly attributable to the voyage expenses of the vessels trading in the spot market, (d) an increase in vessel operating costs attributable to the Partnership of $5.8 million, mainly attributable to the operating costs of the aforementioned acquired vessels less savings on the remaining vessels and (e) an increase in depreciation expense attributable to the Partnership of $15.0 million, also resulting primarily from the aforementioned acquisitions.

        In addition, the profit attributable to the Partnership was further affected by (f) an increase in general and administrative expenses attributable to the Partnership of $5.0 million, which is primarily attributable to an increase in administrative fees and (g) an increase in financial costs attributable to the Partnership of $15.3 million, mainly due to increased financial costs with respect to the aggregate outstanding debt of the GasLog Greece, the GasLog Geneva, the Solaris, the GasLog Gibraltar and the Methane Becki Anne after their respective drop-downs to the Partnership.

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

Customers

        For the year ended December 31, 2019, 83% of our revenues derived from subsidiaries of Shell.

Seasonality

        Since our vessels are mainly employed under fixed-rate charter arrangements, seasonal trends did not significantly impact our revenues during the year ended December 31, 2019. However, our vessel trading in the spot market and also our vessel chartered under a variable market-linked rate of hire within an agreed range are subject to seasonality in spot rates which has been evident in the LNG shipping market during 2019. To the extent that more of our vessels cease to be employed under fixed rate charter arrangements in the future, there will likely be some additional seasonality in our revenues.

B. Liquidity and Capital Resources

        We operate in a capital-intensive industry and we expect to finance our capital expenditures, as well as potential future acquisitions of LNG vessels or other LNG infrastructure assets through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to paying our operating and general and administrative expenses, servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

        On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. In the year ended December 31, 2019, GasLog Partners repurchased and cancelled 1,171,572 of the Partnership's common units at a weighted average price of $19.52 per common unit for a total amount of $22.9 million, including commissions.

        On February 20, 2019, GasLog Partners entered into a credit agreement with Credit Suisse AG, Nordea Bank Abp, filial i Norge and Iyo Bank, Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, of up to $450.0 million (the "2019 Partnership Facility"), in order to refinance the existing indebtedness due in November 2019 on five of its vessels. Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time for a period of five years. The total available facility amount will be reduced on a quarterly basis, with a final balloon amount payable concurrently with the last quarterly installment, if any, in February 2024. The vessels covered by the 2019 Partnership Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth. Interest on the 2019 Partnership Facility is payable at a rate of LIBOR plus a margin.

        On March 6, 2019, the Partnership drew down $360.0 million under the 2019 Partnership Facility, out of which $354.4 million was used to refinance the outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd, which would have been due in November 2019. On April 1, 2019, the Partnership drew down an additional $75.0 million under the 2019 Partnership Facility.

        On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent. On February 26, 2019, the size of the ATM Programme was further increased from $144.0 million to $250.0 million.

        No issuances of common units were made under the ATM Programme in 2019. Since the commencement of the ATM Programme through December 31, 2019, GasLog Partners has issued and received payment for a total of 5,291,304 common units, with cumulative gross proceeds of $123.4 million at a weighted average price of $23.33 per unit and net proceeds of $121.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner. The net proceeds from the issuance of the general partner units were $2.5 million.

        On April 1, 2019, in connection with the acquisition of GAS-twelve Ltd., the entity that owns the GasLog Glasgow, the Partnership paid GasLog $93.6 million representing the $214.0 million aggregate purchase price, less the $134.1 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners, plus an adjustment of $13.7 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

        On June 24, 2019, GasLog and GasLog Partners entered into an agreement, effective as of June 30, 2019, to modify the Partnership Agreement, thereby eliminating GasLog's IDRs. In exchange for the IDRs, GasLog received 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in earnings and distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the Partnership's profit allocation is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner.

        In December 2019, GasLog Partners amended a number of its bank facilities to align the financial and non-financial covenants across all of its bank facilities with the 2019 Partnership Facility entered into on February 20, 2019. Most notably, the amendments decreased minimum liquidity requirements from 3.0% of total indebtedness to a flat amount of $45.0 million and removed the debt-to-service coverage ratio covenant.

        The Partnership has entered into six interest rate swap agreements with GasLog at a notional value of $625.0 million in aggregate, maturing between 2020 and 2024. As of December 31, 2019, the Partnership has hedged 45.8% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 2.1% (excluding margin).

        The Partnership has also entered into 18 forward foreign exchange contracts with GasLog with a notional value of €24.3 million and nine forward foreign exchange contracts with GasLog with a notional value of S$2.3 million, with staggered maturities during 2020 to mitigate its foreign exchange transaction exposure in its operating expenses.

        As of December 31, 2019, we had $96.9 million of cash and cash equivalents, of which $36.5 million was held in current accounts and $60.4 million was held in time deposits with an original duration of less than three months.

        As of December 31, 2019, we had an aggregate of $1,346.0 million of indebtedness outstanding under our credit facilities. An amount of $109.8 million of outstanding debt is repayable within one year.

        In addition, as of December 31, 2019, we had unused availability under our revolving credit facilities of $58.0 million.

Working Capital Position

        As of December 31, 2019, our current assets totaled $109.4 million while current liabilities totaled $186.7 million, resulting in a negative working capital position of $77.3 million.

        Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Year ended December 31, 2018 compared to the year ended December 31, 2019

        The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2018	2019	Change
	Restated(1)
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$196,643	239,061	42,418
Net cash (used in)/ provided by investing activities	(31,816)	5,475	37,291
Net cash used in financing activities	(185,132)	(281,022)	(95,890)

(1)
Restated so as to reflect the historical financial results of GAS-twelve Ltd. acquired on April 1, 2019, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

Net Cash Provided by Operating Activities:

        Net cash provided by operating activities increased by $42.5 million, from $196.6 million in the year ended December 31, 2018 to $239.1 million in the year ended December 31, 2019. The increase of $42.5 million is mainly attributable to a $56.2 million movement in working capital accounts and a decrease of $0.9 million in general and administrative expenses, partially offset by a decrease of $7.2 million in revenues and net pool allocation, an increase of $4.5 million in cash paid for interest and an increase of $3.0 million in vessel operating costs.

Net Cash (Used in)/Provided by Investing Activities:

        Net cash provided by investing activities decreased by $37.3 million, from net cash used in investing activities of $31.8 million in the year ended December 31, 2018 to net cash provided by investing activities of $5.5 million in the year ended December 31, 2019. The decrease of $37.3 million is attributable to an increase in net cash from short-term investments of $20.0 million and an increase of net cash used in payments for vessels of $17.7 million, partially offset by an increase in financial income received of $0.4 million.

Net Cash Used in Financing Activities:

        Net cash used in financing activities increased by $95.9 million, from cash used in financing activities of $185.1 million in the year ended December 31, 2018 to $281.0 million in the year ended December 31, 2019. The increase of $95.9 million is mainly attributable to an increase of $255.9 million in bank loan repayments, a decrease in proceeds from issuance of preference units (net of underwriting discounts and commissions) of $208.4 million, a decrease in net public offering and proceeds from issuances of common and general partner units of $61.3 million, cash used for repurchases of common units of $22.9 million, an increase of $19.9 million in common and preference unit distributions paid and an increase of $6.0 million in payments of loan issuance costs. These increases were partially offset by an increase in bank loan drawdowns of $419.1 million, a decrease in cash distributions to GasLog in exchange for contribution of net assets of $34.8 million and a decrease of $25.0 million for payments for the 2018 modification of incentive distribution rights of $25.0 million.

Year ended December 31, 2017 compared to the year ended December 31, 2018

        The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2017	2018	Change
	Restated(1)	Restated(1)
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$254,193	196,643	(57,550)
Net cash provided by/(used in) investing activities	4,974	(31,816)	(36,790)
Net cash used in financing activities	(172,470)	(185,132)	(12,662)

(1)
Restated so as to reflect the historical financial results of GAS-twelve Ltd. acquired on April 1, 2019, respectively, from GasLog. See Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

Net Cash Provided by Operating Activities:

        Net cash provided by operating activities decreased by $57.6 million, from $254.2 million in the year ended December 31, 2017 to $196.6 million in the year ended December 31, 2018. The decrease of $57.6 million is mainly attributable to a $41.1 million movement in working capital accounts, a decrease of $14.9 million in revenues and an increase of $4.0 million in general and administrative expenses, partially offset by a decrease of $3.4 million in realized loss on derivatives.

Net Cash Provided by/(Used in) Investing Activities:

        Net cash provided by investing activities decreased by $36.8 million, from net cash provided by investing activities of $5.0 million in the year ended December 31, 2017 to net cash used in investing activities of $31.8 million in the year ended December 31, 2018. The decrease of $36.8 million is attributable to an increase of net cash used in payments for vessels of $19.1 million and an increase in net cash used in short-term investments of $19.0 million, partially offset by an increase in financial income received of $1.3 million.

Net Cash Used in Financing Activities:

        Net cash used in financing activities increased by $12.7 million, from cash used in financing activities of $172.4 million in the year ended December 31, 2017 to $185.1 million in the year ended December 31, 2018. The increase of $12.7 million is attributable to a decrease in net public offering and proceeds from issuances of common and general partner units of $80.7 million, a decrease in bank loan drawdowns of $34.1 million, an increase of $27.8 million in distributions paid, payments for the 2018 modification of incentive distribution rights of $25.0 million, partially offset by an increase in proceeds from issuances of preference units (net of underwriting discounts and commissions) of $69.2 million, a decrease in cash distributions to GasLog in exchange for contribution of net assets of

$63.7 million, a decrease of $20.6 million in bank loan repayments and a decrease of $1.4 million in payments of loan issuance costs.

Borrowing Activities

Credit Facilities

        Below is a summary of certain provisions of the Partnership's credit facilities outstanding as of December 31, 2019:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
New Sponsor Credit Facility	GasLog Ltd.	GasLog Partners LP	Unsecured 5 Year term loan: nil Revolving Credit Facility: nil ($30.0 million undrawn)	$30.0 million	Fixed interest rate	2022	Term loan facility: Balloon payment of $45.0 million due in March 2022 without intermediate payments. On March 23, 2018 the Term Loan was prepaid and cancelled.

Revolving facility of $30.0 million available in minimum amounts of $2.0 million which are repayable within a period of six months after the respective drawdown date, subject to automatic renewal if not repaid.

Five Vessel Refinancing	ABN Amro Bank N.V., DNB (UK) Ltd., DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited	GAS-nineteen Ltd. (Methane Alison Victoria), GAS-twenty Ltd. (Methane Shirley Elisabeth), GAS-twenty one Ltd. (Methane Heather Sally), GAS-twenty seven Ltd. (Methane Becki Anne)	Senior Tranche: $240.4 million Junior Tranche: N/A	N/A	LIBOR + applicable margin	2021
							Senior Tranche: 6 consecutive quarterly installments of $4.5 million, 6 consecutive quarterly installments of $1.8 million and a balloon payment of $202.7 million together with the final quarterly installments in April 2021. Junior Tranche: On January 5, 2018 the Junior Tranche was prepaid and the loan was terminated.
GasLog Seattle and Solaris Term and Revolving Facilities	Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, The Korea Development Bank and DVB Bank America N.V.	GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd. (Solaris)	Term Loan: $201.0 million Revolving Loan: $nil	$25.9 million	LIBOR + applicable margin	2021
							Term Loan: 4 semi-annual installments of $7.6 million and a balloon payment of $170.8 million due together with the last installment in July 2021. Revolving Facility: $25.9 million, currently undrawn can be drawn on a fully revolving basis in minimum amounts of $5.0 million until 6 months prior to the maturity date in July 2021.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
Assumed October 2015 Facility	Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Crédit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank	GAS-eleven Ltd. (GasLog Greece), GAS-twelve Ltd. (GasLog Glasgow), GAS-thirteen Ltd. (GasLog Geneva), GAS-fourteen Ltd. (GasLog Gibraltar)	$498.2 million	N/A	LIBOR + applicable margin	2028	GAS-eleven Ltd.: 12 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until March 2028.

GAS-twelve Ltd.: 12 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until June 2028.

GAS-thirteen Ltd.: 13 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until September 2028.

GAS-fourteen Ltd.: 13 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until October 2028.

Facility Agreement dated February 20, 2019 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, and the financial institutions party thereto, or the "2019 GasLog Partners Facility"	Credit Suisse AG, Nordea Bank Abp, filial i Norge, Iyo Bank Ltd., Singapore Branch and Development Bank of Japan, Inc.	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea), GAS-seventeen Ltd. (Methane Jane Elizabeth)	$425.9 million	$2.0 million	LIBOR + applicable margin	2024	17 consecutive quarterly installments of $7.4 million and a balloon amount of $300.9 million (excluding $2.0 million undrawn) together with the final quarterly reduction

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

Five Vessel Refinancing

        On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The credit agreements were subsequently amended and restated in December 2019. The vessels covered by the Five Vessel Refinancing are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth, Methane Heather Sally and Methane Becki Anne and the GasLog-owned Methane Lydon Volney.

        The Five Vessel Refinancing is secured as follows:

  •
  first priority mortgages over the vessels owned by the respective borrowers;

  •
  guarantees up to the value of the outstanding commitments relating to the Methane Alison Victoria, Methane Shirley Elisabeth, Methane Heather Sally and Methane Becki Anne from us and GasLog Partners Holdings and a guarantee from GasLog and GasLog Carriers for up to the value of the outstanding commitments on the remaining vessel;

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
  terminate any charter;

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

        The financial covenants that apply to the Partnership include the following:

  •
  the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45,000;

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

  •
  the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million;

  •
  the ratio of EBITDA over our debt service obligations as defined in the GasLog guarantees (including interest and debt repayments) on a trailing 12 months' basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalent and short-term investments are at least $110,000; and

  •
  GasLog's market value adjusted net worth must at all times be not less than $350.0 million.

        The Five Vessel Refinancing also imposes certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership's and GasLog's ability to make any substantial change in the nature of the Partnership's or GasLog's business or to engage in transactions that would constitute a change of control, as defined in the Five Vessel Refinancing, without repaying part or all of the Partnership's and GasLog's indebtedness under the Five Vessel Refinancing.

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

        On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1,050.0 million (the "Legacy Facility Refinancing") with a number of international banks, extending the maturities of six existing credit facilities to 2021. The credit agreement was subsequently amended and restated in December 2019. The vessels covered by the Legacy Facility Refinancing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea.

        The credit agreement is secured as follows:

  •
  first priority mortgages over the ships owned by the respective borrowers;

  •
  guarantees up to the value of the outstanding commitments relating to the GasLog Seattle and Solaris from us and GasLog Partners Holdings and a guarantee from GasLog and GasLog Carriers for up to the value of the outstanding commitments on the remaining vessels;

  •
  a share security over the share capital of each of the respective borrowers; and

  •
  a first priority assignment of all earnings and insurance related to the ships owned by the respective borrowers.

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
  terminate any charter;

  •
  change the manager of ships, or;

  •
  acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

        The Legacy Facility Refinancing also imposes specified financial covenants that apply to the Partnership and GasLog and its subsidiaries on a consolidated basis.

        The financial covenants that apply to the Partnership include the following:

  •
  the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45.0 million;

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

  •
  the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million;

  •
  the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months' basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalents and short-term investments are at least $110,000; and

  •
  GasLog's market value adjusted net worth must at all times be not less than $350.0 million.

        The Legacy Facility Refinancing also imposes certain customary restrictions relating to GasLog and its subsidiaries, including restrictions that limit GasLog's ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the Legacy Facility Refinancing, without repaying part or all of GasLog's indebtedness under the Legacy Facility Refinancing.

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

Assumed October 2015 Facility

        In connection with the acquisitions of GAS-eleven Ltd., the entity that owns the GasLog Greece, on May 3, 2017, GAS-thirteen Ltd., the entity that owns the GasLog Geneva, on July 3, 2017, GAS-fourteen Ltd., the entity that owns the GasLog Gibraltar on April 26, 2018 and GAS-twelve Ltd., the entity that owns the GasLog Glasgow, on April 1, 2019, the Partnership assumed $151.4 million, $155.0 million, $143.6 million and $134.1 million of outstanding indebtedness of the respective acquired entities under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility. The Assumed October 2015 Facility was subsequently amended and restated in December 2019. The loan agreement with respect to each of the GasLog Greece and the GasLog Glasgow provided for four tranches of $51.3 million, $25.6 million, $25.0 million and $61.1 million, while the loan agreement with respect to each of the GasLog Geneva and the GasLog Gibraltar provided for four tranches of $50.5 million, $25.3 million, $24.6 million and $60.3 million, respectively. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual deliveries of the relevant vessels according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016, $163.0 million was drawn down to partially finance the delivery of the GasLog Greece, on June 24, 2016, $163.0 million was drawn down to partially finance the delivery of the GasLog Glasgow, on September 26, 2016, $160.7 million was drawn down to partially finance the delivery of the GasLog Geneva, and on October 25, 2016, $160.7 million was drawn to partially finance the delivery of the GasLog Gibraltar. Amounts drawn under each applicable tranche bear interest at LIBOR plus a margin.

        The obligations under the aforementioned facility are secured by a first priority mortgage over each vessel, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to each vessel, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility are guaranteed by the Partnership and its subsidiary GasLog Partners Holdings LLC guaranteeing up to the value of the commitments relating to the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar and by GasLog and GasLog Carriers for up to the value of the outstanding commitments on the remaining vessels. The facility includes customary restrictive covenants which include a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market values of the collateral vessels (without taking into account any charter arrangements) were to fall below 115.0% of the aggregate outstanding principal balances for the first two years after each drawdown and below 120% at any time thereafter.

        The Assumed October 2015 Facility also imposes specified financial covenants that apply to the Partnership and GasLog and its subsidiaries on a consolidated basis.

        The financial covenants that apply to the Partnership include the following:

  •
  the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45.0 million;

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

  •
  the aggregate amount of cash and cash equivalents and short-term investments must be at least $75.0 million;

  •
  the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months' basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalents and short-term investments are at least $110,000; and

  •
  the market value adjusted net worth of GasLog must at all times be not less than $350.0 million.

        Any failure by GasLog to comply with these financial covenants would permit the lenders under this credit facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar.

        The credit facility also imposes certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of its indebtedness.

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

        The agreement provides for an amortising revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7.4 million, with a final balloon amount of $302.9 million reducing concurrently with the last quarterly reduction in February 2024. The credit facility bears interest at LIBOR plus a margin. On March 6, 2019, the Partnership drew down $360.0 million under the 2019 GasLog Partners Facility and an additional $75.0 million on April 1, 2019.

        The obligations under the 2019 GasLog Partners Facility, are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. The obligations under the facility are guaranteed by the Partnership and GasLog Partners Holdings LLC.

        The 2019 GasLog Partners Credit Facility is subject to specified financial covenants that apply to GasLog Partners on a consolidated basis. These financial covenants include the following:

  •
  the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months must be at least $45.0 million;

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

Contracted Charter Revenues

        The following table summarizes GasLog Partners' contracted charter revenues and vessel utilization as of December 31, 2019:

	For the Year Ending December 31,
	2020	2021	2022	2023	2024 - 2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	$295.4	$197.1	$162.0	$139.6	$151.2	$945.3
Total contracted days(1)(2)	4,348	2,772	2,159	1,672	1,763	12,714
Total available days(6)	5,370	5,325	5,475	5,355	16,110	37,635
Total unfixed days(7)	1,022	2,553	3,316	3,683	14,347	24,921
Percentage of total contracted days/total available days	81.0%	52.1%	39.4%	31.2%	10.9%	33.8%

(1)
Reflects time charter revenues and contracted days for the 15 LNG carriers in our fleet.

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

(4)
For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.

(5)
Revenue calculations assume no exercise of any option to extend the terms of charters.

(6)
Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(7)
Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

        The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 15 LNG carriers in our fleet as of December 31, 2019. The table reflects only our contracted charter revenues, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see "Item 3. Key Information—D. Risk Factors". For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Quantitative and Qualitative Disclosures About Market Risk

        For information about our exposure to market risks, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Capital Expenditures in Relation to Vessel Acquisitions

        As of December 31, 2019, there are no commitments for capital expenditures related to our fleet with respect to vessel acquisitions. In the event we decide to exercise our options to purchase additional ships from GasLog, we expect to finance the costs with cash from operations and a combination of debt and equity financing, if available on acceptable terms.

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

Classification of the Partnership Interests

        The interests in the Partnership comprise common units, Preference Units, Class B units and a general partner interest. Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in our partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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

        Recoverable amount is the higher of fair value less costs to sell and value in use. Our estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind. In assessing the fair value less cost to sell of the vessel, we obtain charter-free market values for each vessel from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, so the charter-free market values may not be indicative of the current or future market value of our vessels, or prices that could be achieved if it were to sell them. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future charter rates, vessel operating expenses and the discount rate.

        The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2018 and December 31, 2019, after giving effect to the aggregate impairment charge of $138.8 million recorded against our five Steam vessels.

				Carrying values(1) (in thousands of U.S. dollars)
Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	December 31, 2018	December 31, 2019
GasLog Shanghai(3)(4)	January 2013	155,000	$189,619	$160,516	$154,991
GasLog Santiago(3)(4)	March 2013	155,000	189,560	175,365	165,288
GasLog Sydney(3)(4)	May 2013	155,000	195,947	181,678	172,969
GasLog Seattle(3)(8)	December 2013	155,000	201,738	176,175	170,578
Solaris(3)(8)	July 2014	155,000	201,849	176,222	172,343
Methane Rita Andrea(2)(5)(8)	April 2014	145,000	156,613	132,135	99,030
Methane Jane Elizabeth(2)(5)(8)	April 2014	145,000	156,613	132,066	102,078
Methane Alison Victoria(2)(6)(8)	June 2014	145,000	156,610	133,656	96,604
Methane Shirley Elisabeth(2)(6)(8)	June 2014	145,000	156,599	133,648	103,432
Methane Heather Sally(2)(6)(8)	June 2014	145,000	156,599	133,975	105,916
Methane Becki Anne(7)(8)	March 2015	170,000	232,334	206,447	199,522
GasLog Greece(3)(4)	March 2016	174,000	209,195	192,648	186,630
GasLog Glasgow(3)(4)	June 2016	174,000	208,532	193,459	187,466
GasLog Geneva(3)(4)	September 2016	174,000	203,867	190,453	184,598
GasLog Gibraltar(3)(4)	October 2016	174,000	203,835	190,840	184,985

Total			$2,819,510	$2,509,283	$2,286,430

(1)
Our vessels are stated at carrying values (see Note 3 to our consolidated financial statements included elsewhere in this annual report). For the year ended December 31, 2018, no impairment was recorded, while an impairment loss of $138.8 million was recorded for the year ended December 31, 2019.

(2)
Indicates vessels for which we recorded an impairment loss of $138.8 million in the aggregate for the year ended December 31, 2019.

(3)
The construction of these vessels was completed on the acquisition date.

(4)
The market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2018 and December 31, 2019.

(5)
The vessels were built in 2006.

(6)
The vessels were built in 2007.

(7)
The vessel was built in 2010.

(8)
Indicates vessels for which, as of December 31, 2019, the basic charter-free market value is lower than the vessel's carrying value. After the impairment loss recognition of $138.8 million, the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $146.3 million as of December 31, 2019. The values in use for each of the GasLog Seattle, the Solaris and the Methane Becki Anne were higher than the respective carrying amounts of these vessels and, consequently, no impairment loss was recognized.

        As of December 31, 2019, the carrying amounts of each of the five Steam vessels (the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally) and three TFDE vessels (the GasLog Seattle, the Solaris and the Methane Becki Anne) were higher than the charter-free market values estimated by ship brokers. We concluded that this, together with certain other events and circumstances such as the lack of liquidity in the market for term employment for Steam vessels and reduced expectations for the estimated rates at which such term employment could be secured, and together with the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet, indicated the existence of potential impairment of these vessels. As a result, we performed an impairment assessment for these vessels by comparing their values in use, being the discounted projected net operating cash flows for these vessels to their carrying values. The assumptions that we used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including management costs), residual values and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimate of charter rates for non-contracted revenue days and the discount rate.

        Revenue assumptions were based on contracted time charters up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet's historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2019, (iii) historical average time charter rates, based on publications by independent third party maritime research services ("maritime research publications"), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) our internal assessment of long-term charter rates achievable by each class of vessel. See Note 2 to our consolidated financial statements included elsewhere in this report.

        Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, management believes that the use of the revenue estimates discussed above to be reasonable as of the reporting date. We have assumed no inflation nor any other revenue escalation or growth factors in determining forecasted time charter rates beyond the contracted charter period through the end of a vessel's useful life, consistent with long-run historical evidence.

        We used an annual operating expenses escalation factor equal to 1% based on its historical data and experience, as well as expectations of future inflation and operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for our depreciation policy. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry.

        In our impairment assessment, the rate used to discount future estimated cash flows to their present values was approximately 7.0% to 7.25% as of December 31, 2019 (7.0% as of December 31, 2018). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties.

        As a result of its impairment assessment, the Partnership recognized a non-cash impairment loss of $138.8 million for its five Steam vessels built in 2006 and 2007 and determined there was no impairment of the remaining three TFDE vessels.

        In connection with the impairment testing of our vessels as of December 31, 2019, for the eight vessels with carrying amounts higher than the estimated charter-free market value, we performed a sensitivity analysis on the most difficult, subjective, or complex assumption that has the potential to affect the outcome of the impairment exercise, which is the average re-chartering hire rate used to forecast future cash flows for non-contracted days. The following table summarizes the average results of the sensitivity analysis that we performed for the three TFDE vessels for which no impairment loss was recognized.

Propulsion	Average re-chartering hire rate used(1)	Average break-even re-chartering hire rate(2)	Variance (Amount)	Variance (%)
TFDE	$65,000	$58,005	6,995	12%

  (1)
  The average re-chartering hire rate used in our impairment testing is the average re-chartering rate based on which we estimated the revenues for the remaining useful life of the respective vessels after the expiry of their contracted periods.

  (2)
  The average break-even re-chartering hire rate is the break-even rechartering hire rate that, if used in the discounted projected net operating cash flows of the impairment testing after the expiry of each vessel's contracted period, would result in discounted total cash flows being equal to the carrying value of the vessels.

Recent Accounting Pronouncements

        See Note 2 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses, etc.

        Not applicable.

D. Trend Information

        See "Item 5. Operating and Financial Review and Prospects—Overview—Industry Overview and Trends".

E. Off-Balance Sheet Arrangements

        As of December 31, 2019, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

        Our contractual obligations as of December 31, 2019 were:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations	1,365,632	115,572	551,732	429,372	268,956
Interest on long-term debt obligations(1)	184,047	43,148	78,053	43,215	19,631
Lease liabilities	932	504	428	—	—
Amounts due to related parties(2)	5,642	5,642	—	—	—
Amounts due for management, commercial and administrative services fees(3)	5,242	5,242	—	—	—
Purchase of depot spares(4)	5,340	5,340	—	—	—

Total	1,566,835	175,448	630,213	472,587	288,587

(1)
Our interest commitment on our floating long-term debt is calculated based on an assumed applicable interest rate of 4.0%, which takes into account the applicable LIBOR spot rate at December 31, 2019 and applicable margin spreads in our credit facilities while 1.0% is used for the commitment fees of our New Sponsor Credit Facility, 0.9% is used for the commitment fees of the GasLog Seattle and Solaris Assumed Revolving Facilities and 0.7% is used for the commitment fees of the 2019 GasLog Partners Facility.

(2)
Amounts due to related parties represent mainly payments made by GasLog to cover operating expenses. See Note 14 to our consolidated financial statements.

(3)
This includes the amounts due under our contractual obligations under our amended ship management agreements and our amended commercial management agreements signed with GasLog LNG Services and GasLog, respectively, for their non-terminable periods. In addition, it includes the amounts due under the amended administrative services agreement for its non-terminable period. The amended ship management agreements provide for a monthly management fee of $46,000 per vessel and the amended commercial management agreements provide for a fixed annual fee of $360,000 per vessel and may be terminated by either party giving three months' notice. The administrative services agreement, as amended, provides for a fixed annual fee of $522,557 per vessel and may be terminated by either party at any time giving the other party not less than three months' written notice. The contractual obligations table includes ship management services fees, commercial management services fees and administrative services fees for three months.

(4)
Following the acquisition of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne, the Partnership, through its subsidiaries GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., is the counter guarantor for the acquisition from MSL of 83.33% of depot spares with an aggregate value of $6.0 million, of which $0.7 million have been purchased and paid as of December 31, 2019 by GasLog. These spares should be acquired before March 31, 2020.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers. With the exception of Andrew J. Orekar, we rely solely on the executive officers of GasLog or its applicable affiliate who provide executive officer services for our benefit pursuant to the administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors. The business address for each of our directors and executive officers is 69 Akti Miaouli, 18537 Piraeus, Greece. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: Robert B. Allardice III, Daniel R. Bradshaw, Pamela M. Gibson and Michael G. Gialouris.

Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Curtis V. Anastasio	63	Chairman of the Board of Directors/Director
Robert B. Allardice III	73	Class I Director
Daniel R. Bradshaw	73	Class III Director
Michael G. Gialouris	56	Director
Pamela M. Gibson	66	Class II Director
Peter G. Livanos	61	Director
Andrew J. Orekar	43	Director/Chief Executive Officer
Alastair Maxwell	56	Chief Financial Officer
Paolo Enoizi(1)	47	Chief Operating Officer

(1)
Mr. Enoizi was appointed Chief Operating Officer on September 17, 2019

        Our Class I, Class II and Class III Directors were elected by our common unitholders and will hold office until the 2022, 2020 and 2021 annual meetings of limited partners, respectively. Our other directors were appointed by our general partner in its sole discretion. See "—C. Board Practices".

        Certain biographical information about each of these individuals is set forth below.

        Curtis V. Anastasio has been the Executive Chairman of our board of directors since our inception to May 2016 and Non-Executive Chairman from May 2016 to date. From the time he led the initial public offering in April of 2001 to his retirement on December 31, 2013, Mr. Anastasio was the president and chief executive officer of NuStar Energy L. P., a publicly traded MLP based in San Antonio, Texas. Mr. Anastasio was also president and chief executive officer of NuStar GP Holdings, LLC, a position he held since the company's initial public offering in 2006. In addition, Mr. Anastasio serves as a director and chairman of the Audit Committee of Par Pacific Holdings (previously Par Petroleum Corporation) a growth-orientated company that manages and maintains interests in energy related assets, and in June 2015 was appointed to the board of the Chemours Company. Between 2013 and 2019, Mr. Anastasio served on the board of the Federal Reserve Bank of Dallas. Mr. Anastasio received a Juris Doctorate degree from Harvard Law School in 1981 and a Bachelor of Arts degree, Magna cum Laude, from Cornell University in 1978.

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

        Daniel R. Bradshaw has been a director since the closing of our IPO in 2014. From 1978 to 2019, Mr. Bradshaw worked at the law firm of Johnson Stokes & Master, now Mayer Brown, in Hong Kong; from 1983 to 2003 as a partner and between 2003 and 2019 as a senior consultant. In addition, Mr. Bradshaw is an independent non-executive director of Pacific Basin Shipping Company Limited, an independent non-executive director of WorldWildLife Fund Hong Kong and an independent non-executive director of IRC Limited, an affiliate of Petropavlovsk PLC. Mr. Bradshaw received a Master of Laws degree from the Victoria University of Wellington in 1971.

        Michael G. Gialouris was appointed to our board of directors on February 1, 2019. Mr. Gialouris is the President and Managing Director of ASOFIN Management S.A., an Onassis Foundation company. He acts as Group CFO for the Onassis Foundation Group of Companies. His experience dates back to 1987 and combines shipping finance, corporate banking, advisory, investment assessment and asset management. He has been involved in a number of complex transactions including IPOs, M&A transactions, bank debt raising, private equity investments, etc. Mr. Gialouris has served in senior executive positions for Citibank Shipping Bank S.A. in Greece, Attica Enterprises (the holding company of Superfast Ferries S.A. and Blue Star Ferries S.A.) and Magna Marine Inc. (the owner/operator of a dry bulk carrier fleet). He joined ASOFIN Management S.A. and the Onassis Foundation in 2009 and sits on the Board of Directors of a number of Onassis Foundation companies. Since September 2019 he has served on the Board of the Onassis Cardiac Surgery Center in Athens. Mr. Gialouris studied Mechanical Engineering and earned a M.Sc. degree in Shipping, Trade and Finance from City University Business School (now Cass Business School) in 1987.

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

        Andrew J. Orekar has served as our CEO since the closing of our IPO in 2014 and was appointed a director in 2016. Prior to joining the Partnership, Mr. Orekar served as Managing Director at Goldman Sachs & Co. LLC, where he advised global natural resources and energy companies on mergers and acquisitions, corporate finance and capital markets transactions. Mr. Orekar joined Goldman Sachs in 1998, was appointed Managing Director in 2009 and held positions of increasing responsibility within the Investment Banking Division during his 15-year career. In addition, Mr. Orekar is an independent director of Tortoise Acquisition Corp., a company formed for the purpose of effecting a merger or acquisition with one or more energy businesses. Mr. Orekar received B.S. (Wharton School) and B.A. degrees from the University of Pennsylvania in 1998.

        Alastair Maxwell joined GasLog Partners on February 1, 2017 and was appointed Chief Financial Officer ("CFO") on March 9, 2017. He was appointed CFO of GasLog on the same date. Prior to joining GasLog Partners, Mr. Maxwell worked in the investment banking industry for 29 years, most recently with Goldman Sachs & Co. LLC from 2010 to 2016 where he was a Partner and Co-Head of the Global Energy Group with responsibility for relationships with a wide range of corporate and other clients in the energy sector. Previously, from 1998 to 2010, he was with Morgan Stanley, most recently as Managing Director and Head of Energy in the EMEA region based in London, and prior to that as

Executive Director and Head of Latin America Utilities based in New York. From 1987 to 1998 he was at Dresdner Kleinwort Benson in a series of roles in the Utilities and M&A Groups based in London, Spain and Brazil. Mr. Maxwell has served as an independent director of The Drilling Company of 1972 A/S ("Maersk Drilling") since April 2019. Mr. Maxwell studied Modern Languages (Spanish and Portuguese) at Worcester College, Oxford.

        Paolo Enoizi joined GasLog Partners LP in August 2019 and was appointed Chief Operating Officer ("COO") in September 2019. He was appointed COO of GasLog on the same date. Prior to joining GasLog Partners, Mr. Enoizi was most recently Managing Director of Stolt Tankers BV Rotterdam, a subsidiary of Stolt Nielsen Limited, where he was responsible for the operation of over 100 chemical tankers, 200 people ashore and over 4,000 seafarers. Mr. Enoizi's previous roles also included Director of Technical & Innovation and General Manager of Newbuilding & Technical. Whilst at Stolt Nielsen, Mr. Enoizi led major business transformations, integration of company acquisitions and operational improvement initiatives in areas such as process optimisation, cost reductions, digitalisation and business intelligence. Prior to joining Stolt Nielsen in 2008, Mr. Enoizi was Managing Director of a family-owned ship management company. Mr. Enoizi is a director of HiLo Maritime Risk Management Limited, a not for profit joint industry initiative which uses a predictive mathematical model to enhance shipping industry safety. Mr. Enoizi has a Masters degree in Naval Architecture and Marine Engineering from the University of Genova.

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

Executive Compensation

        A subsidiary of GasLog has entered into an employment agreement with Andrew J. Orekar, our CEO. The agreement provides for an annual cash incentive bonus based in part on performance relative to pre-established targets. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. For the year ended December 31, 2019, the amount of compensation we paid to our executive officers, including annual and long-term cash incentive compensation, as well as aggregate fees for administrative services provided under the administrative services agreement, totaled $1,838,459. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement". Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our general partner may participate in employee pension and benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our general partner or their affiliates, including plans that may be established in the future. We did not set aside or accrue any amounts in the year ended December 31, 2019 to provide pension, retirement or similar benefits to our senior management.

Compensation of Directors

        Each non-management director receives cash compensation for being a member of our board of directors, as well as for being a member or chairperson of a committee. During 2019, non-management directors each received a director fee of $110,000 per year. In addition, members of the audit and conflicts committees each received a committee fee of $25,000 per year whereas the chairpersons of such committees received a fee of $50,000 per year. Our chairman receives an additional chair fee and received director fees totaling $260,000 in 2019. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

        We did not set aside or accrue any amounts in the year ended December 31, 2019 to provide pension, retirement or similar benefits to our directors.

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

        On April 1, 2019, we granted our executive officers and employees an aggregate of 26,308 restricted common units and 26,308 phantom performance common units, with an aggregate fair value as of the grant date of $1.2 million. These awards vest on the third anniversary of the grant date, subject to the recipients' continued service; vesting of the phantom stock units is also subject to the achievement of certain performance targets. They may be settled in cash or common units which may be units repurchased by the Partnership from time to time, or newly issued units, or a combination thereof, at our discretion. As of December 31, 2019, we have 241,447 common units reserved for issuance under the Plan (equal to approximately 0.52% of the 46,860,182 common units outstanding).

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

        Our board of directors meets regularly throughout the year. In 2019, the board met 10 times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present.

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

        Whenever our general partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our general partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and our general partner is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or votes upon the dissolution of the partnership. Actions of our general partner, which are made in its individual capacity, will be made by GasLog as sole member of our general partner.

Corporate Governance

        The board of directors and our Partnership's management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

        We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership.

        This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogmlp.com. Reference to our website is for informational purposes only; our website is not incorporated by reference in this annual report. We will also provide a paper copy of any of these documents upon the written request of a unitholder at no cost. Unitholders may direct their requests to the attention of our General Counsel, c/o GasLog LNG Services Ltd., 69 Akti Miaouli, Piraeus, 18537 Greece.

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

D. Employees

        We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2019, GasLog employed (directly and through manning agents) approximately 1,654 seafaring staff who serve on GasLog's owned and managed vessels (including our fleet) as well as 163 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements".

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. As a result, GasLog has historically enjoyed high retention rates. In 2019, GasLog's retention rate was 97% for senior seagoing officers, 93% for other seagoing officers and 94% for shore staff.

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

ITEM 7.    MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Unitholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common units as of February 27, 2020 held by:

  •
  each of our executive officers;

  •
  each of our directors;

  •
  all our directors and officers as a group; and

  •
  each holder known to us to beneficially own 5% or more of our units;

        Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 46,668,692 common units outstanding as of February 27, 2020. Each issued and outstanding common unit entitles the unitholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all unitholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Common Units Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Curtis V. Anastasio	*	*
Robert B. Allardice III	*	*
Daniel R. Bradshaw	—	—
Paolo Enoizi	—	—
Michael G. Gialouris	—	—
Pamela M. Gibson	*	*
Peter G. Livanos	*	*
Alastair Maxwell	*	*
Andrew J. Orekar	*	*
All directors and officers as a group	*	*
Other 5% beneficial owners
GasLog Ltd.(1)	14,376,602	30.8%
FMR LLC(2)	4,347,399	9.3%
Invesco Ltd(3)	2,495,648	5.3%
Tortoise Capital Advisors, L.L.C.(4)	2,645,183	5.7%

(1)
GasLog Ltd. is effectively controlled by its chairman, Peter G. Livanos, who is deemed to beneficially own, directly or indirectly, 40.5% of the issued and outstanding common shares of GasLog Ltd. Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of GasLog Ltd.

(2)
Based on information contained in the Schedule 13G filed with the SEC on February 6, 2020, FMR LLC has sole voting power over 4,347,399 common units.

(3)
Based on information contained in the Schedule 13G filed with the SEC on February 14, 2020, Invesco Ltd. has sole voting power over 2,495,648 common units.

(4)
Based on information contained in the Schedule 13G filed with the SEC on February 14, 2020, Tortoise Capital Advisors, L.L.C. has sole voting power over 156,225 common units and dispositive power over 2,488,958 common units.

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

        As of February 27, 2020, we had 2 common unitholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 32,289,690 common units, representing 69.2% of our outstanding common units and a 64.3% ownership interest in us. We believe that the units held by CEDE & CO. include common units beneficially owned by both holders in the United Sates and non-U.S. beneficial owners.

B. Related Party Transactions

        From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. The related party transactions that we have entered into or were party to during the year ended December 31, 2019 are discussed below.

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

LNG Carrier Purchase Options

        On August 27, 2019, GasLog entered into a 10-year time charter agreement with Sinolam for the GasLog Singapore. The vessel is expected to commence its charter to Sinolam in November 2020. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On March 15, 2019, GasLog entered into an eight-year time charter agreement with Endesa for the GasLog Warsaw. The vessel is expected to commence its charter to Endesa in May 2021. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On January 12, 2018, GasLog signed an agreement with Centrica for its newbuilding Hull No. 2213 to be chartered to Centrica upon delivery in 2020 for an initial term of seven years. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On March 28, 2019, GasLog entered into a 12-year time charter agreement with JERA for its newbuilding Hull No. 2274. The vessel is expected to deliver from Samsung in April 2020, at which point it will commence its 12-year time charter. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

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

Indemnification

        Under the omnibus agreement, GasLog undertook to indemnify us after the closing of the IPO for a period of five years and to indemnify us for a period of at least three years after our purchase of any vessels subject to purchase options, against certain environmental and toxic tort liabilities with respect to the vessels that are contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after the closing of the IPO are excluded from the environmental indemnity. There is an aggregate cap of $5 million on the amount of indemnity coverage provided by GasLog for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case GasLog is liable for claims only to the extent such aggregate amount exceeds $500,000.

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

        For periods through the year ended December 31, 2019, GasLog received a service fee of $0.6 million per vessel per year in connection with providing services under the administrative services agreement. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month. The aggregate fees and expenses for services under the administrative services agreement for the year ended December 31, 2019 was $9.0 million, which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, the vessel acquired from GasLog in 2016, the three vessels acquired in 2017, the two vessels acquired from GasLog in 2018 and the GasLog Glasgow from its acquisition in April 2019.

        In November 2019, the board of directors approved a decrease in the service fee payable to GasLog under the terms of the administrative services agreement. With effect from January 1, 2020 a service fee of $0.5 million per vessel per year will be payable.

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

        Management fee.    Pursuant to the amended ship management agreements, the vessel-owning subsidiaries, as owners, will pay a management fee of $46,000 per month to GasLog LNG Services, as manager, and will reimburse GasLog LNG Services for all expenses incurred on their behalf. The aggregate fees and expenses for services under these management agreements for the year ended December 31, 2019 were $7.7 million, which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, the vessel acquired from GasLog in 2016, the three vessels acquired in 2017, the two vessels acquired in 2018 and the GasLog Glasgow acquired in April 2019.

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

Commercial Management Agreements

        Our operating subsidiaries have entered into commercial management agreements with GasLog that were amended upon completion of the IPO, pursuant to which GasLog provides certain commercial management services to us. The annual commercial management fee is $360,000 for each vessel payable quarterly in advance. The aggregate fees and expenses under these commercial management agreements for the year ended December 31, 2019 were $5.4 million which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, the vessel acquired from GasLog in 2016, the three vessels acquired in 2017, the two vessels acquired in 2018 and the GasLog Glasgow acquired in April 2019.

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

        On April 5, 2016, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding loans available to GAS-nineteen Ltd., the owner of the Methane Alison Victoria, GAS-twenty Ltd., the owner of the Methane Shirley Elisabeth, and GAS-twenty one Ltd., the owner of the Methane Heather Sally, under the Five Vessel Refinancing among GAS-eighteen Ltd., the owner of the Methane Lydon Volney, a GasLog owned vessel, GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the owner of the Methane Becki Anne, as borrowers and ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners. In November 2018, in connection with the acquisition of the Methane Becki Anne, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-twenty seven Ltd.. As of December 31, 2019, the amount outstanding under the loans available to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. was $153.6 million and Gas-twenty seven Ltd. was $86.8 million.

        In connection with the acquisition of the GasLog Seattle in November 2016, we and GasLog Partners Holdings entered into a guarantee agreement pursuant to which we and GasLog Partners

Holdings guaranteed up to the amount of outstanding commitment made available to GAS-seven Ltd., the owner of the GasLog Seattle, ($112.6 million as of December 31, 2019) of the obligations under the $1,050.0 million Legacy Facility Refinancing. In October 2017, in connection with the acquisition of the Solaris, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-eight Ltd., the owner of the Solaris, ($114.3 million as of December 31, 2019). GasLog provides a guarantee on the Legacy Facility Refinancing, including the commitments made available to GAS-seven Ltd. and GAS-eight Ltd.

        On May 25, 2017, in connection with the acquisition of the GasLog Greece, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding loan available to GAS-eleven Ltd. under the Assumed October 2015 Facility among GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers. On June 28, 2017, in connection with the acquisition of the GasLog Geneva, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-thirteen Ltd. In April 2018, in connection with the acquisition of the GasLog Gibraltar, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-fourteen Ltd. In April 2019, in connection with the acquisition of the GasLog Glasgow, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-twelve Ltd. As of December 31, 2019, the amount outstanding under the loans available to GAS-eleven Ltd. was $122.6 million, GAS-twelve Ltd. was $122.6 million, GAS-thirteen Ltd. was $126.5 million and GAS-fourteen Ltd. was $126.5 million.

        On February 20, 2019, in connection with the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amounts of outstanding loan available to GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., as borrowers, under the 2019 GasLog Partners Facility. As of December 31, 2019, the amount outstanding under the loans available was $427.9 million.

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

        On March 13, 2019, we entered into a Share Purchase Agreement to purchase from GasLog Carriers, a direct subsidiary of GasLog, 100% of the ownership interest in GAS-twelve Ltd., the entity that owned the GasLog Glasgow, for a purchase price of $214.0 million. GasLog has operated the GasLog Glasgow since its delivery in 2016. The acquisition closed on April 1, 2019. In connection with the transaction, the Partnership acquired GAS-twelve Ltd. with $1.0 million of positive net working capital existing at the time of closing.

Exchange Agreements

        On November 27, 2018, we entered into an agreement with GasLog to modify the partnership agreement with respect to the general partner's incentive distribution rights. The modification reduced the distributions of cash upon liquidation and the general partner's incentive distribution rights on quarterly distributions above $0.5625 per unit, each from 48% to 23%. GasLog further agreed to waive incentive distribution right payments resulting from any asset or business acquired by us from a third party (a "Non-GasLog Acquisition"). In exchange for these modifications, we entered into an Exchange Agreement with GasLog and GasLog Partners GP LLC under which we paid $25.0 million to GasLog, sourced from available cash.

        On June 24, 2019, GasLog and GasLog Partners entered into an agreement, effective as of June 30, 2019, to modify the Partnership Agreement, thereby eliminating GasLog's IDRs. In exchange for the IDRs, GasLog received 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in earnings and distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the Partnership's profit allocation is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

        There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

  •
  Our common unitholders have no contractual or legal right to receive distributions unless there is available cash at the end of each quarter as defined in our partnership agreement and the Preference Unit distributions have been paid. The determination of available cash is subject to the broad discretion of our board of directors to establish reserves and other limitations and to take into consideration our debt service obligations.

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

  •
  Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units. GasLog owns common units representing a 35.6% ownership interest in us.

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

        During the year ended December 31, 2019, the aggregate amount of cash distribution paid to common unitholders was $101.9 million.

Preference Units Distribution Requirements

        Distributions on our Preference Units are payable quarterly on each of March 15, June 15, September 15 and December 15, or the next succeeding business day, as and if declared by our board of directors out of legally available funds for such purpose.

        For the Series A Preference Units, from and including May 15, 2017 to, but excluding, June 15, 2027, the distribution rate is 8.625% per annum per $25.00 of liquidation preference per unit (equal to $2.15625 per annum per unit). From and including June 15, 2027, the distribution rate for the Series A Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 6.31% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series A Preference Units of $0.5390625 per unit on March 15, 2019, June 17, 2019, September 16, 2019 and December 16, 2019.

        For the Series B Preference Units, from and including January 17, 2018 to, but excluding, March 15, 2023, the distribution rate is 8.200% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2023, the distribution rate for the Series B Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series B Preference Units of $0.5125 per unit on March 15, 2019, on June 17, 2019, September 16, 2019 and December 16, 2019.

        For the Series C Preference Units, from and including November 15, 2018 to, but excluding, March 15, 2024, the distribution rate is 8.500% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2024, the distribution rate for the Series C Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series C Preference Units of $0.7083 on March 15, 2019 and $0.53125 on June 17, 2019, September 16, 2019 and December 16, 2019.

        Our Preference Unit distribution payment obligations impact our future liquidity needs. If we do not pay our Preference Unit distributions, we will not be able to pay distributions to our common unitholders.

Distributions of Available Cash

        We will make distributions of available cash after payment of Preference Unit distributions for any quarter in the following manner:

  •
  first, to our general partner, in accordance with its percentage interest in the manner described in "—General Partner Interest" below; and

  •
  thereafter, to all common unitholders pro rate, a percentage equal to 100% less the general partner percentage interest, in the manner described in "—General Partner Interest" below.

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

        Our Series A Preference Units have been trading on the NYSE under the symbol "GLOP PR A" since May 10, 2017.

        Our Series B Preference Units have been trading on the NYSE under the symbol "GLOP PR B" since January 11, 2018.

        Our Series C Preference Units have been trading on the NYSE under the symbol "GLOP PR C" since November 15, 2018.

ITEM 10.    ADDITIONAL INFORMATION

A. Share Capital

        Not applicable.

B. Memorandum of Association

        The information required to be disclosed under Item 10.B is incorporated by reference to Exhibit 3.2 of our Current Report on Form 6-K furnished with the SEC on June 24, 2019.

C. Material Contracts

        The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

  (a)
  Form of Contribution Agreement; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Contribution Rights Agreement".

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

  (j)
  Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners GP LLC and GasLog Partners Holdings LLC; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement".

  (k)
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

  (m)
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

  (p)
  Exchange Agreement among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated June 24, 2019: please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Exchange Agreement."

  (q)
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

  (r)
  Facility Agreement dated December 12, 2019, relating to $1,052,791,260 Loan Facilities among GAS-twenty eight Ltd.; GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., and GAS-thirty five Ltd., as borrowers, Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), Bank of America National Association, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as Mandated Lead Arrangers; Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as bookrunners; DNB Bank ASA, London Branch as Agent and security agent; Citibank N.A., London Branch as ECA Agent and ECA Co-ordinator; Citibank N.A. London Branch and DNB (UK) Ltd., as Global Co-ordinators and GasLog Ltd., GasLog Carriers Ltd., GasLog Partners LP and GasLog Partners Holdings LLC as Guarantors; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

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

  Disposition of Units

        In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units or Preference Units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is "effectively connected" with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States , such gain also is attributable to a U.S. permanent establishment as required by such income tax treaty). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units or Preference Units if they are present in the United States for 183 days or more during the tax year in which those units are disposed and meet certain other requirements.

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

        In addition, individual citizens or residents of the United States holding certain "foreign financial assets" (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. Unitholders are encouraged to consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our units.

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

        A discussion of our accounting policies for derivative financial instruments is included in Note 2 to our annual consolidated financial statements included elsewhere in this annual report. Further information on our exposure to market risk is included in Note 16 to our annual consolidated financial statements included elsewhere in this annual report.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On June 24, 2019, we and GasLog entered into an agreement, effective as of June 30, 2019, to modify the Partnership Agreement, thereby eliminating GasLog's IDRs. In exchange for the IDRs, GasLog received 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in earnings and distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the Partnership's profit allocation is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner. In connection with the modification to the IDRs we entered into a Sixth Amended and Restated Agreement of Limited Partnership which replaced the Fifth Amended and Restated Limited Partnership Agreement in its entirety. Please see our Sixth Amended and Restated Limited Partnership Agreement, filed as an exhibit hereto, for additional information about our IDRs.

        On November 27, 2018, we and GasLog entered into an agreement to modify the partnership agreement with respect to the general partner IDRs. The modification reduced the general partner's IDRs on quarterly distributions above $0.5625 per unit from 48% to 23%. GasLog further agreed to waive the incentive distribution payments resulting from any asset or business acquired by us from a third party. In connection with the modification to the IDRs we entered into a Fifth Amended and Restated Agreement of Limited Partnership which replaced the Fourth Amended and Restated Limited Partnership Agreement in its entirety.

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

ITEM 15.    CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

        Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2019. Based on our evaluation, the CEO and the CFO have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

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

        Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control—Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

C. Attestation Report of the Registered Public Accounting Firm

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of GasLog Partners LP and subsidiaries (the "Partnership") as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Partnership and our report dated March 3, 2020 expressed an unqualified opinion on those financial statements.

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

Definition and Limitations of Internal Control over Financial Reporting

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Partnership's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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
March 3, 2020

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

ITEM 16.B.    CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership, a copy of which is posted on our website and may be viewed at http://www.gaslogmlp.com. We will also provide a paper copy of this document upon the written request at no cost. Unitholders may direct their requests to the attention of our General Counsel, GasLog Partners LP, 69 Akti Miaouli, 18537 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2019.

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

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2017, December 31, 2018 and December 31, 2019.

        The table below sets forth the total amount billed and accrued for Deloitte LLP for services performed in 2018 and 2019, respectively, and breaks down these amounts by the category of service.

The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2018	2019
	(Expressed in millions of U.S. Dollars)
Audit fees	$0.68	$0.57

Total fees	$0.68	$0.57

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

Tax Fees

        No tax fees were billed by our principal accountant in 2018 and 2019.

Audit-related Fees

        No audit-related fees were billed by our principal accountant in 2018 and 2019.

All Other Fees

        No other fees were billed by our principal accountant in 2018 and 2019.

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

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On June 30, 2019, we issued 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units) to GasLog in a private placement in exchange for eliminating the IDRs held by GasLog.

        On January 30, 2019, the Partnership announced that its board of directors approved a unit repurchase program of up to $25 million of the Partnership's common units covering the period from January 31, 2019 to December 31, 2021. On February 6, 2020, the Partnership announced that its board of directors had approved an increase in the amount available under the unit repurchase authority back up to $25.0 million. Under the terms of the repurchase program, the Partnership may repurchase common units from time to time, at the Partnership's discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Partnership is not obligated under the repurchase program to repurchase any specific dollar amount or number of common units, and the repurchase program may be modified, suspended or discontinued at any time or never utilized. Any common units repurchased by the Partnership under the program will be cancelled. As of December 31, 2019, 1,171,572 common units had been repurchased by the Partnership.

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

ITEM 16.H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        Reference is made to pages F-1 through F-51 included herein by reference.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	Certificate of Limited Partnership of GasLog Partners LP(1)
1.2	Sixth Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(2)
2.1	Certificate of Formation of GasLog Partners GP LLC(1)
2.2	Limited Liability Company Agreement of GasLog Partners GP LLC(1)
2.3	Description of Securities
4.1	Form of Contribution Agreement(1)
4.2	Form of Omnibus Agreement(1)
4.3	Form of Administrative Services Agreement(1)
4.4	Form of Commercial Management Agreement(1)
4.5	Form of Ship Management Agreement(5)
4.6	Master Time Charter Party among GAS-one Ltd., GAS-two Ltd., GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-six Ltd. and Methane Services Limited, dated May 9, 2011(1)*
4.7	Form of $30.0 Million Revolving Credit Agreement by and between GasLog Partners LP and GasLog Ltd.(1)
4.8	Form of Indemnification Agreement for the Partnership's directors and certain officers(5)
4.9	GasLog Partners LP 2015 Long-Term Incentive Plan(3)
4.10	Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners LP, GasLog Partners GP LLC and GasLog Partners Holdings LLC(4)
4.11
Senior Facility Agreement dated February 18, 2016, relating to a $396,500,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited as original lenders and DNB Bank ASA, London Branch as agent and security agent(6)*

Exhibit No.	Description
4.12	Junior Facility Agreement dated February 18, 2016, relating to a $180,000,000 loan facility among GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. as borrowers, ABN AMRO Bank N.V. and DNB (UK) Ltd. as mandated lead arrangers, original lenders and bookrunners, DVB Bank America N.V. as mandated lead arranger and original lender, Commonwealth Bank of Australia and ING Bank N.V., London Branch, as original lenders and DNB Bank ASA, London Branch as agent and security agent(6)*
4.13
Form of Corporate Guarantee between GasLog Partners LP and DNB Bank ASA, London Branch (provided in respect of the Junior Facility Agreement and the Senior Facility Agreement, each dated February 18, 2016)(6)
4.14
Facilities Agreement dated July 19, 2016, relating to $1,050,000,000 Term Loan and Revolving Credit Facilities among GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd., GAS-ten Ltd. and GAS-fifteen Ltd. as borrowers, Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (publ), HSBC Bank plc, ING Bank N.V., London Branch, Dansmarks Skibskredit A/S and The Korea Bank as mandated lead arrangers and DVB Bank America N.V. as arranger with Nordea Bank AB, London Branch as agent and security agent(7)*
4.15
Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-coordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers Ltd., previously filed as an exhibit to GasLog Ltd.'s Annual Report on Form 20-F (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report(8)
4.16	Exchange Agreement by and among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated June 24, 2019(9)
4.17
Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd., GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC(10) *

Exhibit No.	Description
4.18	Facility Agreement dated December 12, 2019, relating to $1,052,791,260 Loan Facilities among GAS-twenty eight Ltd.; GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., and GAS-thirty five Ltd., as borrowers, Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), Bank of America National Association, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as Mandated Lead Arrangers; Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as bookrunners; DNB Bank ASA, London Branch as Agent and security agent; Citibank N.A., London Branch as ECA Agent and ECA Co-ordinator; Citibank N.A. London Branch and DNB (UK) Ltd., as Global Co-ordinators and GasLog Ltd., GasLog Carriers Ltd., GasLog Partners LP and GasLog Partners Holdings LLC as Guarantors**
8.1	List of Subsidiaries of GasLog Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP's Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP's Chief Financial Officer
13.1	GasLog Partners LP Certification of Andrew Orekar, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes- Oxley Act of 2002
13.2	GasLog Partners LP Certification of Alastair Maxwell, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.3	Consent of Deloitte LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

(1)
Previously filed as an exhibit to GasLog Partners LP's Registration Statement on Form F-1 (File No. 333-195109), declared effective by the SEC on May 6, 2014, and hereby incorporated by reference to such Registration Statement.

(2)
Previously filed as Exhibit 3.2 to GasLog Partners LP's Report on Form 6-K, filed with the SEC on June 24, 2019, hereby incorporated by reference to such Report.

(3)
Previously filed as Exhibit 4.6 to GasLog Partners LP's Registration Statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, and hereby incorporated by reference to such Registration Statement.

(4)
Previously filed as Exhibit 99.3 to GasLog Partners LP's Report on Form 6-K, filed with the SEC on April 30, 2015, hereby incorporated by reference to such Report.

(5)
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

(7)
Previously filed as an exhibit to GasLog Ltd.'s Report on Form 6-K (File No. 001-35466), filed with the SEC on August 4, 2016, and hereby incorporated by reference to such Report.

(8)
Previously filed as an exhibit to GasLog Ltd.'s Annual Report on Form 20-F (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report.

(9)
Previously filed as Exhibit 10.1 to GasLog Partners LP's Report on Form 6-K (File No. 001-36433), filed with the SEC on June 24, 2019, hereby incorporated by reference to such Report.

(10)
Previously filed as an exhibit to GasLog Partners LP's Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on February 26, 2019, and hereby incorporated by reference to such Report.

*
Confidential material has been redacted and complete exhibits have been separately filed with the SEC.

**
Certain schedules have been omitted. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC, provided, however, that GasLog Partners LP may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GASLOG PARTNERS LP,
By	/s/ ANDREW J. OREKAR
	Name:	Andrew J. Orekar
	Title:	Chief Executive Officer

Dated: March 3, 2020

GASLOG PARTNERS LP
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on the Financial Statements

        We have audited the accompanying consolidated statements of financial position of GasLog Partners LP and subsidiaries ("the Partnership") as of December 31, 2018 and 2019, the related consolidated statements of profit or loss, comprehensive income or loss, changes in owners'/partners' equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2020, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

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

Critical Audit Matter

        The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Tangible fixed assets—Impairment of vessels—Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

        The carrying value of vessels as of December 31, 2019, was $2,286.4 million, net of impairment losses of $138.8 million recognized in 2019.

        The Partnership's vessels are evaluated for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. For each vessel for which impairment indicators are identified, management estimates the recoverable amount, which is the higher of fair value less cost to sell and value in use, and compares it to the carrying value. The Partnership assesses value in use using discounted future cash flows, which requires management to make estimates and assumptions, the most significant of which are charter rates for non-contracted revenue days and the discount rate. Management identifies these as key assumptions to which the outcome of the impairment assessment is most sensitive.

        In its impairment assessment as of December 31, 2019, the Partnership revised its assumptions for charter rates for non-contracted revenue days and for discount rates. For Steam vessels, management's assumptions for charter rates for non-contracted revenue days decreased from an average of $58 thousand per day to $41 thousand per day, and management's discount rate assumption increased from 7.0% to 7.25%, resulting in impairment losses of $138.8 million recognized on the Partnership's five Steam vessels. The estimated recoverable amount of all other non-Steam vessels for which impairment indicators were identified exceeded their carrying value as of December 31, 2019 and, therefore, no impairment was recognized for non-Steam vessels.

        We identified impairment of vessels as a critical audit matter because of the significant judgments made by management to estimate the discount rate and the charter rates for non-contracted revenue days, which are particularly subjective as they involve assumptions about the LNG shipping market through the end of the useful lives of the vessels, and due to the sensitivity of the value in use calculations to management's assumptions. Performing audit procedures to evaluate the reasonableness of management's estimates of charter rates for non-contracted revenue days and the discount rate required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

        Our audit procedures related to the charter rate assumptions for non-contracted revenue days and the discount rate used by management to estimate the recoverable amount of vessels included the following:

  •
  We tested the controls over management's estimation of the recoverable amount of vessels for which impairment indicators are identified, including controls over the assumptions for the charter rate for non-contracted revenue days and the discount rate.

  •
  With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate, including: management's estimation method; testing the source information underlying the determination of the discount rate; the mathematical accuracy of the discount rate calculation; and developing a range of independent estimates and comparing those to the discount rate selected by management.

  •
  We evaluated the reasonableness of charter rates for non-contracted revenue days up to December 31, 2024 by comparing management's assumptions for each vessel type to market data, and considered actual time charters agreed with charterers for similar vessels.

  •
  We evaluated the reasonableness of management's charter rate assumptions from January 1, 2025 through the end of each vessel's useful life, for which very limited observable market data is available, by evaluating management's rationale and evidence for these assumptions, as follows:

    •
    We compared them with management's assumptions for the period up to December 31, 2024 for which market data was available, and assessed the reasonableness of the changes in management's charter rate assumptions over the forecast period in light of evidence gathered about the potential future evolution of the LNG shipping market, including forecasts and reports published by external industry experts.

    •
    We assessed the rationale and evidence for the estimated long run costs of building and financing newbuild LNG vessels and the differential between the longer term charter rates for each vessel type assumed by management, including comparison to historic new build prices, comparison of the differentials to actual charter rates and to market data available about nearer term charter rates, with particular focus on the charter rate differentials between Steam and non-Steam vessels.

  •
  We also considered other relevant evidence, including shipbrokers' estimates of market values of Steam vessels that were lower than management's estimates of values in use as of December 31, 2019.

  •
  We compared management's current assumptions for the charter rate for non-contracted revenue days and the discount rate against management's previous assumptions, and evaluated the rationale and evidence for changes in those assumptions based on observable trends in the LNG shipping market.

  •
  We tested the mathematical accuracy of management's value in use calculations, and agreed the inputs to the source information and underlying assumptions used by management.

  •
  We assessed the sensitivity disclosures in Note 3 based on our own sensitivity analysis, and checked management's calculations of those sensitivities.

  •
  We evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.

/s/ Deloitte LLP

London, United Kingdom

March 3, 2020

We have served as the Partnership's auditor since 2014.

GasLog Partners LP
Consolidated statements of financial position
As of January 1, 2018, December 31, 2018 and December 31, 2019
(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	January 1, 2018	December 31, 2018	December 31, 2019
		(restated)(1)	(restated)(1)
Assets
Non-current assets
Other non-current assets		—	850	128
Derivative financial instruments	18	6,038	5,116	—
Vessels	3	2,563,122	2,509,283	2,286,430
Right-of-use assets	4	—	—	1,033

Total non-current assets		2,569,160	2,515,249	2,287,591

Current assets
Trade and other receivables	5	3,877	13,811	7,147
Inventories		3,321	3,379	3,353
Due from related parties	14	—	14,540	—
Prepayments and other current assets		1,765	1,245	1,597
Derivative financial instruments	18	577	4,615	372
Short-term investments		—	10,000	—
Cash and cash equivalents		153,675	133,370	96,884

Total current assets		163,215	180,960	109,353

Total assets		2,732,375	2,696,209	2,396,944

Owners'/partners' equity and liabilities
Owners'/partners' equity
Owners' capital	6	216,155	73,134	—
Common unitholders (41,002,121 units issued and outstanding as of January 1, 2018, 45,448,993 units issued and outstanding as of December 31, 2018 and 46,860,182 units issued and outstanding as of December 31, 2019)	6	752,456	812,863	606,811
General partner (836,779 units issued and outstanding as of January 1, 2018, 927,532 units issued and outstanding as of December 31, 2018 and 1,021,336 units issued and outstanding as of December 31, 2019)	6	11,781	13,289	11,271
Incentive distribution rights	6	6,596	5,176	—
Preference unitholders (5,750,000 Series A Preference Units issued and outstanding as of January 1, 2018, 5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2018 and December 31, 2019)	6	139,321	348,331	347,889

Total owners'/partners' equity		1,126,309	1,252,793	965,971

Current liabilities
Trade accounts payable		5,306	7,626	16,630
Due to related parties	14	8,581	2,623	5,642
Derivative financial instruments	18	269	1,253	2,607
Other payables and accruals	8	49,824	60,671	51,570
Borrowings—current portion	7	132,102	440,389	109,822
Lease liabilities—current portion	4	—	—	472

Total current liabilities		196,082	512,562	186,743

Non-current liabilities
Derivative financial instruments	18	—	3,543	6,688
Borrowings—non-current portion	7	1,409,734	925,411	1,236,202
Lease liabilities—non-current portion	4	—	—	414
Other non-current liabilities		250	1,900	926

Total non-current liabilities		1,409,984	930,854	1,244,230

Total owners'/partners' equity and liabilities		2,732,375	2,696,209	2,396,944

(1)
Restated so as to reflect the historical financial statements of GAS-twelve Ltd. acquired on April 1, 2019 from GasLog Ltd. ("GasLog") (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of profit or loss and total comprehensive income or loss
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	Note	2017	2018	2019
		(restated)(1)	(restated)(1)
Revenues	9	401,806	383,201	378,687
Net pool allocation	9,14	—	3,700	1,058
Voyage expenses and commissions	10	(5,033)	(7,506)	(7,308)
Vessel operating costs	12	(76,272)	(73,697)	(76,742)
Depreciation	3,4	(87,048)	(87,584)	(89,309)
General and administrative expenses	11	(15,719)	(19,754)	(19,401)
Impairment loss on vessels	3	—	—	(138,848)

Profit from operations		217,734	198,360	48,137

Financial costs	13	(70,793)	(72,714)	(71,998)
Financial income	13	1,036	2,448	1,887
Gain/(loss) on derivatives	18	121	(48)	(12,795)

Total other expenses, net		(69,636)	(70,314)	(82,906)

Profit/(loss) and total comprehensive income/(loss) for the year		148,098	128,046	(34,769)

Earnings/(loss) per unit attributable to the Partnership, basic and diluted:	20
Common unit (basic)		2.09	1.77	(1.43)
Common unit (diluted)		2.09	1.76	(1.43)
Subordinated unit		0.52	N/A	N/A
General partner unit		2.18	1.83	(1.52)

(1)
Restated so as to reflect the historical financial statements of GAS-twelve Ltd. acquired on April 1, 2019 from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of changes in owners'/partners' equity
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit data)

			Common unitholders		Subordinated unitholders		Class B unitholders			Preference unitholders
	General partner
												Total Partners' equity	Owners' capital (Note 6)
	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	IDRs	Units	Amounts			Total
Balance as of January 1, 2017 (as restated(1))	701,933	10,095	24,572,358	565,408	9,822,358	60,988	—	—	5,878	—	—	642,369	324,559	966,928
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	—	12,000	12,000
Profit and total comprehensive income attributable to GasLog's operations (Note 20)	—	—	—	—	—	—	—	—	—	—	—	—	53,981	53,981
Cash distributions to GasLog in exchange for net assets contributions to the Partnership	—	—	—	—	—	—	—	—	—	—	—	—	(192,168)	(192,168)
Difference between net book value of acquired subsidiary and considerations paid	—	(1,295)	—	(6,167)	—	(10,321)	—	—	—	—	—	(17,783)	17,783	—
Net proceeds from public offerings of common units and issuances of general partner units (Note 6)	134,846	2,902	6,607,405	139,421	—	—	—	—	—	—	—	142,323	—	142,323
Net proceeds from public offering of preference units (Note 6)	—	—	—	—	—	—	—	—	—	5,750,000	138,804	138,804	—	138,804
Distributions declared (Note 6)	—	(1,661)	—	(69,051)	—	(9,724)	—	—	(2,612)	—	(7,232)	(90,280)	—	(90,280)
Share-based compensation, net of accrued dividend	—	12	—	451	—	19	—	—	122	—	—	604	—	604
Conversion of subordinated units to common units (Note 6)	—	—	9,822,358	46,047	(9,822,358)	(46,047)	—	—	—	—	—	—	—	—
Partnership's profit and total comprehensive income (Note 20)	—	1,728	—	76,347	—	5,085	—	—	3,208	—	7,749	94,117	—	94,117

Balance as of December 31, 2017 (as restated(1))	836,779	11,781	41,002,121	752,456	—	—	—	—	6,596	5,750,000	139,321	910,154	216,155	1,126,309

Profit and total comprehensive income attributable to GasLog's operations (Note 20)	—	—	—	—	—	—	—	—	—	—	—	—	25,449	25,449
Net proceeds from public offerings of common units and issuances of general partner units (Note 6)	90,753	2,171	2,553,899	60,013	—	—	—	—	—	—	—	62,184	—	62,184
Net proceeds from public offering of preference units (Note 6)	—	—	—	—	—	—	—	—	—	8,600,000	207,501	207,501	—	207,501
Settlement of awards vested during the year (Note 6)	—	—	33,998	—	—	—	—	—	—	—	—	—	—	—
Issuance of common units to GasLog in exchange for net assets contributions to the Partnership (Note 6)	—	—	1,858,975	45,000	—	—	—	—	—	—	—	45,000	(45,000)	—
Cash distributions to GasLog in exchange for net assets contributions to the Partnership	—	—	—	—	—	—	—	—	—	—	—	—	(128,482)	(128,482)
Difference between net book values of acquired subsidiaries and considerations paid	—	(337)	—	(4,675)	—	—	—	—	—	—	—	(5,012)	5,012	—
Distributions declared (Note 6)	—	(1,942)	—	(91,022)	—	—	—	—	(4,141)	—	(20,989)	(118,094)	—	(118,094)
Share-based compensation, net of accrued dividend	—	14	—	607	—	—	—	—	103	—	—	724	—	724
Modification of incentive distribution rights "IDRs" (Note 6)	—	—	—	(25,395)	—	—	—	—	—	—	—	(25,395)	—	(25,395)
Partnership's profit and total comprehensive income (Note 20)	—	1,602	—	75,879	—	—	—	—	2,618	—	22,498	102,597	—	102,597

Balance as of December 31, 2018 (as restated(1))	927,532	13,289	45,448,993	812,863	—	—	—	—	5,176	14,350,000	348,331	1,179,659	73,134	1,252,793
IFRS 16 adjustment (as restated(2))	—	4	—	173	—	—	—	—	—	—	—	177	15	192

Balance as of January 1, 2019 (as restated(1)(2))	927,532	13,293	45,448,993	813,036	—	—	—	—	5,176	14,350,000	348,331	1,179,836	73,149	1,252,985

Profit and total comprehensive income attributable to GasLog's operations (Note 20)	—	—	—	—	—	—	—	—	—	—	—	—	2,650	2,650
Equity offering costs	—	—	—	(288)	—	—	—	—	—	—	266	(22)	—	(22)
Repurchases of common units (Note 6)	—	—	(1,171,572)	(22,890)	—	—	—	—	—	—	—	(22,890)	—	(22,890)
Elimination of IDRs and issuance of common and Class B units (Note 6)	—	—	2,532,911	1,796	—	—	2,490,000	—	(2,391)	—	—	(595)	—	(595)
Issuance of general partner units (Note 6)	93,804	1,996	—	—	—	—	—	—	—	—	—	1,996	—	1,996
Settlement of awards vested during the year (Note 6)	—	—	49,850	—	—	—	—	—	—	—	—	—	—	—
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	—	—	—	(93,646)	(93,646)
Difference between net book values of acquired subsidiary and consideration paid	—	(357)	—	(17,490)	—	—	—	—	—	—	—	(17,847)	17,847	—
Distributions declared (Note 6)	—	(2,200)	—	(101,932)	—	—	—	—	(2,785)	—	(31,036)	(137,953)	—	(137,953)
Share-based compensation, net of accrued dividend	—	18	—	847	—	—	—	—	—	—	—	865	—	865
Partnership's profit and total comprehensive income/(loss) (Note 20)	—	(1,479)	—	(66,268)	—	—	—	—	—	—	30,328	(37,419)	—	(37,419)

Balance as of December 31, 2019	1,021,336	11,271	46,860,182	606,811	—	—	2,490,000	—	—	14,350,000	347,889	965,971	—	965,971

(1)
Restated so as to reflect the historical financial statements of GAS-twelve Ltd. acquired on April 1, 2019 from GasLog (Note 1).

(2)
Restated so as to reflect an adjustment introduced due to the adoption of International Financial Reporting Standard ("IFRS") 16 Leases on January 1, 2019 (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of cash flows
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars)

	Note	2017	2018	2019
		(restated)(1)	(restated)(1)
Cash flows from operating activities:
Profit/(loss) for the year		148,098	128,046	(34,769)
Adjustments for:
Depreciation	3,4	87,048	87,584	89,309
Impairment loss on vessels	3	—	—	138,848
Financial costs	13	70,793	72,714	71,998
Financial income	13	(1,036)	(2,448)	(1,887)
Unrealized (gain)/loss on derivatives held for trading	18	(2,174)	1,411	13,858
Share-based compensation	11	850	1,034	1,158
Realized foreign exchange losses	3	—	—	542

		303,579	288,341	279,057
Movements in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		1,489	(9,847)	6,601
Decrease/(increase) in inventories		272	(58)	26
Change in related parties, net		11,120	(20,498)	17,559
Decrease/(increase) in prepayments and other current assets		17	520	(352)
Decrease/(increase) in other non-current assets		928	(800)	672
Increase/(decrease) in other non-current liabilities		—	1,439	(1,245)
Increase in trade accounts payable		1,307	185	3,651
(Decrease)/increase in other payables and accruals		(2,502)	588	851

Cash provided by operations		316,210	259,870	306,820

Interest paid		(62,017)	(63,227)	(67,759)

Net cash provided by operating activities		254,193	196,643	239,061

Cash flows from investing activities:
Payments for vessels' additions	19	(5,056)	(24,177)	(13,940)
Return of capital expenditures	3,19	—	—	7,465
Financial income received		1,030	2,361	1,950
Purchase of short-term investments		—	(38,000)	(33,000)
Maturity of short-term investments		9,000	28,000	43,000

Net cash provided by/(used in) investing activities		4,974	(31,816)	5,475

Cash flows from financing activities:
Borrowings drawdowns	19	60,000	25,940	445,000
Borrowings repayments	19	(229,914)	(209,336)	(465,195)
Payment of loan issuance costs	19	(1,594)	(153)	(6,173)
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	6,19	144,297	62,516	1,996
Proceeds from public offering of preference units (net of underwriting discounts and commissions)	19	139,222	208,394	—
Repurchases of common units	6	—	—	(22,890)
Payment of offering costs	19	(2,033)	(915)	(1,670)
Cash distributions to GasLog in exchange for contribution of net assets	3	(192,168)	(128,482)	(93,646)
Payments for IDR modification (including third-party fees)	19	—	(25,002)	—
Distributions paid	6	(90,280)	(118,094)	(137,953)
Payment for lease liabilities	19	—	—	(491)

Net cash used in financing activities		(172,470)	(185,132)	(281,022)

Increase/(decrease) in cash and cash equivalents		86,697	(20,305)	(36,486)

Cash and cash equivalents, beginning of the year		66,978	153,675	133,370

Cash and cash equivalents, end of the year		153,675	133,370	96,884

Non-Cash Investing and Financing Activities:
Capital expenditures included in liabilities at the end of the year	19	1,874	11,442	10,261
Financing costs included in liabilities at the end of the year	19	—	—	164
Offering costs included in liabilities at the end of the year	19	364	1,067	14
Loan repayments made through capital contributions		12,000	—	—
Issuance of common units to GasLog in exchange for contribution of net assets	6	—	45,000	—
Liabilities related to leases at the end of the year	19	—	47	65

(1)
Restated so as to reflect the historical financial statements of GAS-twelve Ltd. acquired on April 1, 2019 from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Notes to the consolidated financial statements
For the years ended December 31, 2017, 2018 and 2019
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

        On April 1, 2019, GasLog Partners acquired 100% of the ownership interests in GAS-twelve Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Glasgow, for an aggregate purchase price of $214,000.

        The above acquisitions were accounted for as reorganizations of companies under common control. The Partnership's historical results and net assets were retroactively restated to reflect the historical results of the acquired entities from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

1. Organization and Operations (Continued)

        As of December 31, 2019, GasLog holds a 35.5% ownership interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership's affairs and policies.

        The Partnership's principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis primarily under multi-year charters. GasLog LNG Services Ltd. ("GasLog LNG Services" or the "Manager"), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

        On May 18, 2018, the Partnership through the GasLog Shanghai entered the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (the "Cool Pool") to market their vessels operating in the LNG shipping spot market. The Cool Pool allowed the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool was to serve the growing LNG market by providing customers with reliable, flexible and innovative solutions to meet their increasingly complex shipping requirements. The Cool Pool chartered vessels (tri-fuel diesel electric ("TFDE") LNG carriers in the 155,000-170,000 cbm range) for periods up to one year in duration as agents for the owners, who each remained responsible for the technical and commercial operation of their vessels and performance of the contracts. The Partnership through the GasLog Shanghai exited the Cool Pool on June 23, 2019.

        As of December 31, 2019, the companies listed below were 100% held by the Partnership:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	Solaris	155,000	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Glasgow	174,000	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Gibraltar	174,000	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	Methane Becki Anne	170,000	March 2015
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
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

        In considering going concern, management has reviewed the Partnership's future cash requirements, covenant compliance and earnings projections. As of December 31, 2019, the Partnership's current assets totaled $109,353 while current liabilities totaled $186,743, resulting in a negative working capital position of $77,390.

        Management anticipates that the Partnership's primary sources of funds will be available cash, cash from operations, borrowings under existing debt and future debt and equity financings, if any. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that the Partnership will be able to obtain future debt and equity financing on terms acceptable to the Partnership.

        On March 3, 2020, the Partnership's board of directors authorized the consolidated financial statements for issuance and filing.

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
For the years ended December 31, 2017, 2018 and 2019
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

        Under a time charter arrangement, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel operating costs. The revenue in relation to the lease component of the agreements is accounted for under IFRS 16 Leases. The revenue in relation to the service component relates to vessel operating expenses, which include expenses that are paid by the vessel owner such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses. These costs are essential to operating a charter and the charterers receive the benefit of these when the vessel is used during the contracted time and, therefore, these costs are accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers.

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

Net pool allocation

        The Partnership because of its participation in the Cool Pool (until June 23, 2019) also received a net allocation from the pool, which was recognized separately in the consolidated statement of profit or loss under "Net Pool Allocation" and represented GasLog Partners' share of the net revenues earned from the other pool participants' vessels less the other participants' share of the net revenues earned by GasLog Partners' vessels included in the pool. Each participant's share of the net pool revenues was based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

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

        The cost of an LNG vessel is split into two components, a "vessel component" and a "dry-docking component". Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the value of the vessels. Residual values are based on management's estimation of the amount that the Partnership would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
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

        Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage ("LWT") and an estimated scrap rate per LWT. Effective December 31, 2019, following management's annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate is expected to increase the future annual depreciation by $352. The estimated residual value of the vessels may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. The Partnership might revise the estimate of the residual values of the vessels in the future in response to changing market conditions.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
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

Leases

        Until December 31, 2018, the Partnership's leases of vessel communication equipment were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

        From January 1, 2019 and onwards, each lease has been recognized as a right-of-use asset, with a corresponding liability recognized at the date at which the leased asset is available for use by the Partnership. Assets and liabilities arising from a lease are initially measured on a present value basis, i.e. at the present value of the minimum lease payments, discounted at the interest rate implicit in the lease, if practicable, or else at the Group's incremental borrowing rate. The corresponding rental obligations, net of future finance charges, are included in current and non-current liabilities as lease liabilities. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect lease payments made. The right-of-use asset is depreciated over its useful life or over the shorter of its useful life and the lease term if there is no reasonable certainty that the Partnership will obtain ownership at the end of the lease term. Payments

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

associated with short-term leases and low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value items comprise of low value vessel or office equipment.

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

  •
  Trade receivables

  Trade receivables are carried at the amount expected to be received from the third party to settle the obligation. At each reporting date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. Trade receivables are recognized initially at their transaction price and subsequently measured at amortized cost using the effective interest method. Trade receivables are written off when there is no reasonable expectation of recovery. See Note 5 for further information about the Partnership's accounting for trade receivables.

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
For the years ended December 31, 2017, 2018 and 2019
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

Share-based compensation

        Share-based compensation to executives and others providing similar services is measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 21.

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
For the years ended December 31, 2017, 2018 and 2019
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

Key sources of estimation uncertainty are as follows:

        Impairment of vessels:    The Partnership evaluates the carrying amounts of each of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any. The total carrying amount of the Partnership's vessels as of December 31, 2019, was $2,286,430 (December 31, 2018: $2,509,283).

        Recoverable amount is the higher of fair value less costs to sell and value in use. The Partnership's estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind. In assessing the fair value less cost to sell of the vessel, the Partnership obtains charter-free market values for its vessels from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by the Partnership's lenders for determining compliance with the relevant covenants in the Partnership's credit facilities. Vessel values can be highly volatile, so the charter-free market values may not be indicative of the future market value of the Partnership's vessels, or prices that could be achieved if it were to sell them. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future charter rates, vessel operating expenses and the discount rate.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

        As of December 31, 2019, the carrying amounts of each of the five steam turbine propulsion ("Steam") vessels (the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally) and three TFDE vessels (the GasLog Seattle, the Solaris and the Methane Becki Anne) were higher than the charter-free market values estimated by ship brokers. The Partnership concluded that this, together with certain other events and circumstances (as further described in Note 3), indicated the existence of potential impairment of these vessels. As a result, the Partnership performed an impairment assessment for these vessels by comparing their values in use, being the discounted projected net operating cash flows for these vessels to their carrying values. The Partnership's strategy is to charter its vessels on term contracts, providing the Partnership with contracted stable cash flows. The assumptions that the Partnership used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including vessel management costs), residual values and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimate of charter rates for non-contracted revenue days and the discount rate.

        Revenue assumptions were based on contracted time charter rates up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet's historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2019, (iii) historical average time charter rates, based on publications by independent third party maritime research services ("maritime research publications"), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) management's internal assessment of long-term charter rates achievable by each class of vessel.

        More specifically, for vessels whose charters will expire within 2020, the estimated charter rates and utilization for the first year from the reporting date were based on the approved annual budget for the year, which was formed based on the anticipated market conditions for 2020 and the latest available maritime research publications from ship brokers for short-term (less than 12 months) employment of a vessel operating in the spot market on less than one-year time charter contracts.

        For non-contracted periods starting on January 1, 2021 for already expired charters or upon the expiration of the firm charter period of a vessel within 2021 and up to December 31, 2024, the Partnership used the most recent charter market rate for a 5-year time charter rate based on available data from maritime research publications, which is $45 per day for the Steam vessels and $65 per day for the TFDE vessels. Such rates are lower than prevailing spot rates as of December 31, 2019.

        For the remaining period from January 1, 2025, through the end of each vessel's useful life (for non-contracted periods), the estimated average time charter rates for Steam and TFDE vessels were based on analysis of future supply and demand for LNG, analysis of future LNG shipping supply and demand balances, internally estimated and market-derived costs of building and financing newbuild LNG vessels, the technical characteristics of each vessel and an assessment of the appropriate discount

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

for Steam and TFDE vessels' charter rates compared to modern newbuild LNG carriers, which is driven largely by unit freight cost differentials and utilization of such vessels.

        Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Partnership's control, management believes that the use of the revenue estimates discussed above to be reasonable as of the reporting date. The Partnership has assumed no inflation or any other revenue escalation or growth factors in determining forecasted time charter rates beyond the contracted charter period through the end of a vessel's useful life, consistent with long-run historical evidence.

        The Partnership used an annual operating expenses escalation factor equal to 1% based on its historical data and experience, as well as its expectations of future inflation and operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for the Partnership's depreciation policy. All estimates used and assumptions made were in accordance with the Partnership's internal budgets and historical experience of the shipping industry.

        In the Partnership's impairment assessment, the rate used to discount future estimated cash flows to their present values was 7.0% to 7.25% as of December 31, 2019 (7.0% as of December 31, 2018). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties.

        The values in use for the five Steam vessels calculated as per above were lower than the respective carrying amounts of those vessels and, consequently, an impairment loss of $138,848 was recognized in the year ended December 31, 2019 (Note 3). The values in use for each of the TFDE vessels with indicators of impairment were greater than their respective carrying amounts, and therefore no impairment loss was recognized for these vessels.

        In connection with the impairment testing of our vessels as of December 31, 2019, we performed a sensitivity analysis on the most difficult, subjective, or complex assumptions that have the potential to affect the outcome of the impairment assessment, which are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days and the discount rate used, in particular for the Steam vessels (Note 3). It is reasonably possible that changes to these assumptions within the next financial year could require a material adjustment of the carrying amount of the Partnership's Steam vessels.

Adoption of new and revised IFRS

(a)
Standards and interpretations adopted in the current period

        The following standards and amendments relevant to the Partnership were effective in the current year:

        In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer ("lessee") and the supplier ("lessor"). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize: (a) assets and liabilities for all leases with a

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 Leases supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard was effective from January 1, 2019.

        The Partnership leases various types of vessels' equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Following the implementation of IFRS 16, a lease is recognized as a right-of-use asset and a corresponding liability on the date when the leased asset is available for use by the Partnership. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

        Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in-substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate (if any), (c) amounts expected to be payable by the lessee under residual value guarantees (if any), (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Partnership's incremental borrowing rate. Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, (c) any initial direct costs, and (d) any restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

        For leases where the Partnership is the lessee, the Partnership has elected to apply the simplified approach, by which comparative information is not restated and any adjustment is recognized at the date of initial application of IFRS 16 Leases. In addition, the Group has elected to apply the exemption for short-term leases or leases of low-value assets where available. The adoption of the standard on January 1, 2019, resulted in an increase in total assets of $1,585, an increase in retained earnings of $192 and an increase in total liabilities of $1,393.

        All other IFRS standards and amendments that became effective in the current period are not relevant to the Partnership or are not material with respect to the Partnership's financial statements.

(b)
Standards and amendments in issue not yet adopted

        At the date of authorization of these consolidated financial statements, the following standard relevant to the Partnership was in issue but not yet effective:

        In October 2018, the IASB issued amendments to IFRS 3 Business Combinations with respect to the definition of a business. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs and introduce an optional fair value concentration test. The amendments will be effective for annual periods beginning on or after January 1, 2020. Management anticipates that the implementation of this standard will not have a material impact on the Partnership's financial statements, since the acquisitions of vessel-owning entities from GasLog continue to be assessed as business acquisitions under the revised definition as well.

        The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Partnership's financial statements.

3. Vessels

        The movement in vessels is reported in the following table:

Vessels
Cost
As of January 1, 2018	2,833,020
Additions	33,745
Fully amortized dry-docking component	(7,500)

As of December 31, 2018	2,859,265

Additions	12,759
Return of capital expenditures	(8,007)
Fully amortized dry-docking component	(4,845)

As of December 31, 2019	2,859,172

Accumulated depreciation
As of January 1, 2018	269,898
Depreciation expense	87,584
Fully amortized dry-docking component	(7,500)

As of December 31, 2018	349,982

Depreciation expense	88,757
Impairment loss on vessels	138,848
Fully amortized dry-docking component	(4,845)

As of December 31, 2019	572,742

Net book value
As of December 31, 2018	2,509,283

As of December 31, 2019	2,286,430

        All vessels have been pledged as collateral under the terms of the Partnership's bank loan agreements (Note 7).

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

3. Vessels (Continued)

        In April and May 2017, GasLog LNG Services entered into agreements in relation to investments in certain of the Partnership's and GasLog's vessels, with the aim of enhancing their operational performance. On March 7, 2019, GasLog LNG Services and one of its suppliers signed an interim agreement regarding the reimbursement of amounts already paid by the Partnership in respect of the aforementioned enhancements, which were not timely delivered or in the correct contractual condition. In accordance with the terms of this agreement, $7,465 was reimbursed to the Partnership, with realized foreign exchange losses of $542 recognized in profit or loss.

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

        On April 1, 2019, the Partnership acquired from GasLog 100% of the ownership interests in GAS-twelve Ltd., the entity which owns the GasLog Glasgow, for an aggregate purchase price of $214,000. As consideration for this acquisition, the Partnership paid GasLog $93,646 representing the difference between the $214,000 aggregate purchase price and the $134,107 of outstanding indebtedness of the acquired entity assumed by the Partnership plus an adjustment of $13,753 in order to maintain the agreed working capital position in the acquired entity of $1,000 at the time of acquisition.

        As of December 31, 2019, a number of increasingly strong negative indicators, such as the difference between ship broker estimates of the fair market values and the carrying values of the Partnership's Steam vessels, the lack of liquidity in the market for term employment for Steam vessels and reduced expectations for the estimated rates at which such term employment could be secured, together with the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet, prompted the Partnership to perform an impairment assessment of its vessels in accordance with the Partnership's accounting policy (Note 2). The recoverable amounts (values in use) for the five Steam vessels owned by the Partnership, i.e. the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally calculated as per above were lower than the respective carrying amounts of these vessels and,

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

3. Vessels (Continued)

consequently, an aggregate impairment loss of $138,848 was recognized in profit or loss in the year ended December 31, 2019, as illustrated below:

	As of and for the year ended December 31, 2019
Vessel	Initial carrying amount	Impairment loss on vessels	Net book value (recoverable amount)
Methane Rita Andrea	126,330	(27,300)	99,030
Methane Jane Elizabeth	131,554	(29,476)	102,078
Methane Alison Victoria	128,229	(31,625)	96,604
Methane Shirley Elisabeth	130,141	(26,709)	103,432
Methane Heather Sally	129,654	(23,738)	105,916

Total	645,908	(138,848)	507,060

        The most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the Steam vessels are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the "re-chartering rate") and the discount rate used. The average re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $41 per day (December 31, 2018: $58 per day). Increasing/decreasing the average re-chartering rate used by $5 per day would result in an aggregate decrease/increase in the impairment charge of $92,742. The discount rate used for the Steam vessels was 7.25% as of December 31, 2019 (December 31, 2018: 7.00%). Increasing/decreasing the discount rate by 0.5% would increase/(decrease) the impairment loss by $18,326/($19,556), respectively.

4. Leases

        On adoption of IFRS 16, the Partnership recognized lease liabilities in relation to leases of vessel communication equipment which had previously been classified as operating leases under IAS 17 Leases. As of January 1, 2019, these liabilities were measured at the present value of the remaining lease payments, discounted using a weighted average incremental borrowing rate of 4.8%.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

4. Leases (Continued)

        The movements in right-of use assets and lease liabilities are reported in the following tables:

Vessel equipment
Right-of-use assets
As of January 1, 2019	1,585
Depreciation expense	(552)

As of December 31, 2019	1,033

Lease liabilities
As of January 1, 2019	1,393
Lease expense (Note 13)	56
Payments	(563)

As of December 31, 2019	886

Lease liabilities, current portion	472
Lease liabilities, non-current portion	414

Total	886

5. Trade and Other Receivables

        Trade and other receivables consisted of the following:

	As of December 31,
	2018	2019
Due from charterers	788	1,767
VAT receivable	103	26
Accrued income	6,547	1,646
Insurance claims	162	1,099
Other receivables	6,211	2,609

Total	13,811	7,147

        Accrued income represents net revenues receivable from charterers, which have not yet been invoiced; all other amounts not yet invoiced are included under Other receivables.

6. Owners' Capital/Partners' Equity

        As of January 1, 2017, the capital of each of the subsidiaries consisted of 12,000 authorized common shares with a par value of $1 per share, all of which have been issued and are outstanding, resulting in a total share capital of $72. Each share was entitled to one vote.

        Capital contributions represent capital contributed by the owner of each subsidiary in excess of par value to fund working capital and shipyard installments and capital contributed through contributed services.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Owners' Capital/Partners' Equity (Continued)

        The reconciliation of owners' capital is as follows:

	Share capital	Contributed surplus	Retained earnings	Total Owners' capital
Balance as of January 1, 2017	72	291,354	33,133	324,559

Capital contributions	—	12,000	—	12,000
Profit and total comprehensive income attributable to GasLog's operations (Note 20)	—	—	53,981	53,981
Net contribution to the Partnership	(36)	(137,817)	(36,532)	(174,385)

Balance as of December 31, 2017	36	165,537	50,582	216,155

Profit and total comprehensive income attributable to GasLog's operations (Note 20)	—	—	25,449	25,449
Net contribution to the Partnership	(24)	(124,949)	(43,497)	(168,470)

Balance as of December 31, 2018	12	40,588	32,534	73,134

IFRS 16 adjustment (Note 2)	—	—	15	15

Balance as of January 1, 2019	12	40,588	32,549	73,149

Profit and total comprehensive income attributable to GasLog's operations (Note 20)	—	—	2,650	2,650
Net contribution to the Partnership	(12)	(40,588)	(35,199)	(75,799)

Balance as of December 31, 2019	—	—	—	—

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Owners' Capital/Partners' Equity (Continued)

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

        On April 3, 2018, GasLog Partners issued 33,998 common units in connection with the vesting of 16,999 Restricted Common Units ("RCUs") and 16,999 Performance Common Units ("PCUs") under its 2015 Long-Term Incentive Plan (the "2015 Plan") at a price of $23.55 per unit. Subsequently, on April 26, 2018, in connection with the acquisition of GAS-fourteen Ltd., the entity that owns and charters the GasLog Gibraltar, GasLog Partners issued 1,858,975 common units to GasLog at a price of $24.21 per unit. In connection with these common equity issuances and in order for GasLog to retain its 2.0% general partner interest, GasLog Partners also issued 38,632 general partner units to GasLog, for net proceeds of $935.

        On November 15, 2018, GasLog Partners completed a public offering of 4,000,000 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the "Series C Preference Units", and together with the Series A Preference Units and Series B Preference Units, the "Preference Units"), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $96,307. The Series C Preference Units are listed on the New York Stock Exchange under the symbol "GLOP PR C".

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Owners' Capital/Partners' Equity (Continued)

        On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25,000 covering the period January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. During the year ended December 31, 2019, GasLog Partners repurchased and cancelled 1,171,572 common units at a weighted average price of $19.52 per common unit, for a total cost of $22,890 including commissions.

        On February 26, 2019, the Partnership entered into a Third Amended and Restated Equity Distribution Agreement to further increase the size of the ATM Programme from $144,040 to $250,000. As of December 31, 2019, the unutilized portion of the ATM Programme is $126,556.

        On April 1, 2019, GasLog Partners issued 49,850 common units in connection with the vesting of 24,925 Restricted Common Units ("RCUs") and 24,925 Performance Common Units ("PCUs") under its 2015 Long-Term Incentive Plan (the "2015 Plan").

        On June 24, 2019, the Partnership Agreement was amended to eliminate the IDRs, effective as of June 30, 2019, in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019.

        With respect to the aforementioned transactions during the year, the Partnership also issued 93,804 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,996.

        As of December 31, 2019, the Partnership's capital consisted of 46,860,182 outstanding common units, 1,021,336 outstanding general partner units, 2,490,000 Class B units and 14,350,000 Preference Units.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Owners' Capital/Partners' Equity (Continued)

Cash distributions

        The Partnership's cash distributions for the years ended December 31, 2017, 2018 and 2019 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
January 26, 2017	Common	$0.49	February 10, 2017	19,549
April 26, 2017	Common	$0.50	May 12, 2017	20,121
July 26, 2017	Common	$0.51	August 11, 2017	21,001
July 26, 2017	Preference (Series A)	$0.71875	September 15, 2017	4,132
October 25, 2017	Common	$0.5175	November 10, 2017	22,377
November 16, 2017	Preference (Series A)	$0.5390625	December 15, 2017	3,100

Total				$90,280

January 30, 2018	Common	$0.5235	February 14, 2018	22,845
February 8, 2018	Preference (Series A)	$0.5390625	March 15, 2018	3,100
February 8, 2018	Preference (Series B)	$0.33028	March 15, 2018	1,519
April 26, 2018	Common	$0.53	May 11, 2018	24,272
May 11, 2018	Preference (Series A)	$0.5390625	June 15, 2018	3,100
May 11, 2018	Preference (Series B)	$0.5125	June 15, 2018	2,357
July 25, 2018	Common	$0.53	August 10, 2018	24,272
July 25, 2018	Preference (Series A)	$0.5390625	September 17, 2018	3,100
July 25, 2018	Preference (Series B)	$0.5125	September 17, 2018	2,357
October 24, 2018	Common	$0.53	November 9, 2018	25,716
November 15, 2018	Preference (Series A)	$0.5390625	December 17, 2018	3,100
November 15, 2018	Preference (Series B)	$0.5125	December 17, 2018	2,356

Total				$118,094

January 29, 2019	Common	$0.55	February 13, 2019	26,929
February 22, 2019	Preference (Series A)	$0.5390625	March 15, 2019	3,100
February 22, 2019	Preference (Series B)	$0.5125	March 15, 2019	2,357
February 22, 2019	Preference (Series C)	$0.7083	March 15, 2019	2,833
April 24, 2019	Common	$0.55	May 10, 2019	26,911
May 10, 2019	Preference (Series A)	$0.5390625	June 17, 2019	3,100
May 10, 2019	Preference (Series B)	$0.5125	June 17, 2019	2,357
May 10, 2019	Preference (Series C)	$0.53125	June 17, 2019	2,125
July 24, 2019	Common	$0.55	August 9, 2019	26,640
July 24, 2019	Preference (Series A)	$0.5390625	September 16, 2019	3,100
July 24, 2019	Preference (Series B)	$0.5125	September 16, 2019	2,357
July 24, 2019	Preference (Series C)	$0.53125	September 16, 2019	2,125
October 29, 2019	Common	$0.55	November 13, 2019	26,437
November 14, 2019	Preference (Series A)	$0.5390625	December 16, 2019	3,100
November 14, 2019	Preference (Series B)	$0.5125	December 16, 2019	2,357
November 14, 2019	Preference (Series C)	$0.53125	December 16, 2019	2,125

Total				$137,953

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Owners' Capital/Partners' Equity (Continued)

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

        Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve the Partnership's ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more than 4.9% of any class or series of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes under the Partnership Agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. The general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This loss of voting rights does not apply to the preference units.

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Owners' Capital/Partners' Equity (Continued)

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

Incentive Distribution Rights

        IDRs represented the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the payment of preference unit distributions and after the minimum quarterly distribution and the target distribution levels had been achieved. Since completion of the IPO, GasLog had held 100% of the IDRs. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of the Partnership's common units (excluding common units held by the general partner and its affiliates), voting separately as a class, is generally required for a transfer of the IDRs to a third party prior to March 31, 2019. Any transfer by GasLog of the IDRs would not change the percentage allocations of quarterly distributions with respect to such right.

        On November 27, 2018, the Partnership Agreement was amended to allow for the substitution of the then existing IDRs with a new class of IDRs (the "New IDRs", together with the Old IDRs, the "IDRs") with revised rights to distributions. Pursuant to this amendment, the 48.0% tier of distributions to the New IDRs holders was removed, while the definition of available cash from operating surplus for distribution to the New IDRs holders was revised to exclude any available cash from operating surplus generated from third-party (i.e., non-GasLog) acquisitions, as defined in the agreement. In exchange for the waiving of the aforementioned rights, the Partnership paid $25,000 to GasLog, the holder of the IDRs, sourced from available cash.

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

        Effective November 27, 2018 (and until the IDR elimination, described above), the percentage allocation of the additional available cash from operating surplus after the payment of preference unit

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Owners' Capital/Partners' Equity (Continued)

distributions and excluding available cash from operating surplus derived from non-GasLog acquisitions, was amended, in respect to such rights, as follows:

	Marginal Percentage Interest in Distributions
New IDRs	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Thereafter	Above $0.46875	75.0%	2.0%	23.0%

        Following the IDR elimination, 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner. The updated earnings allocation applies to the Partnership's earnings for the three months ended June 30, 2019 and onwards (Note 20).

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

Class B units

        The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and Class B-6 units, respectively.

Preference Units

        From and including the original issue date to, but excluding, June 15, 2027, distributions on the Series A Preference Units will accrue at 8.625% per annum per $25.00 of liquidation preference per

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Owners' Capital/Partners' Equity (Continued)

unit. From and including June 15, 2027, the distribution rate will be a floating rate equal to the three-month London Interbank Offered Rate ("LIBOR")* plus a spread of 6.31% per annum per $25.00 of liquidation preference per unit of Series A Preference Units.

        From and including the original issue date to, but excluding, March 15, 2023, distributions on the Series B Preference Units will accrue at 8.200% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2023, the distribution rate will be a floating rate equal to three-month LIBOR* plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit of Series A Preference Units.

        From and including the original issue date to, but excluding, March 15, 2024, the distribution rate for the Series C Preference Units will accrue at 8.500% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2024, the distribution rate will be a floating rate equal to the three-month LIBOR* plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit of Series C Preference Units. The initial distribution on the Series C Preference Units is payable on March 15, 2019.

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

7. Borrowings

        Borrowings as of December 31, 2018 and 2019 consisted of the following:

	As of December 31,
	2018	2019
Amounts due within one year	446,144	115,572
Less: unamortized deferred loan issuance costs	(5,755)	(5,750)

Borrowings—current portion	440,389	109,822

Amounts due after one year	939,682	1,250,059
Less: unamortized deferred loan issuance costs	(14,271)	(13,857)

Borrowings—non-current portion	925,411	1,236,202

Total	1,365,800	1,346,024

*
Upon discontinuance of the LIBOR base rate, the appointed calculation agent will use a substitute or successor base rate that it has determined in its discretion, after consultation with the Partnership, and which is most comparable to the LIBOR base rate.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

7. Borrowings (Continued)

Terminated Facility:

(a)
Citibank N.A., London Branch, Nordea Bank Finland PLC London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas facility

        On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd, GasLog Partners LP and GasLog Partners Holdings LLC entered into a loan agreement with Citibank N.A., London Branch, acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the "Terminated Partnership Facility") for the purpose of refinancing in full the existing debt facilities. The agreement provided for a single tranche that was drawn on November 18, 2014. The credit facility bore interest at LIBOR plus a margin and was repayable in four quarterly installments of $5,625 and a final balloon payment of $337,500 together with the last quarterly installment in November 2019. In February 2019, the Partnership signed a debt refinancing of up to $450,000 with certain financial institutions (refer to (d) below), in order to refinance such indebtedness. On March 6, 2019, the Partnership used $354,375 drawn down under the new facility to prepay the outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., which would have been due in November 2019. On March 7, 2019, the Terminated Partnership Facility was terminated and the respective unamortized loan fees of $988 were written-off to profit or loss.

Existing Facilities:

(a)
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

        On April 5, 2016, $323,162 and $149,792 under the senior and junior tranche, respectively, of the Five Vessel Refinancing were drawn to refinance $535,500 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd and GAS-twenty seven Ltd. The balance outstanding for the entities owned by the Partnership as of December 31, 2019 is $240,422 under the senior tranche that is repayable in 6 quarterly installments of $6,290 and a final balloon payment of $202,680 together with the last quarterly installment in April 2021. Amounts drawn bear interest at LIBOR plus a margin. The balance under the junior tranche was prepaid by the Partnership on April 5, 2017 and January 5, 2018, in amounts of $120,042 and $29,750, respectively, with the junior tranche subsequently cancelled.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

7. Borrowings (Continued)

(b)
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

        Following the acquisitions of GAS-seven Ltd. and GAS-eight Ltd., the Partnership assumed $122,292 and $124,141 of indebtedness drawn on July 25, 2016 under the term loan facility to refinance the existing indebtedness of $124,000 and $127,080 for GAS-seven Ltd. and GAS-eight Ltd., respectively. Each aforementioned refinancing was considered an extinguishment of the existing debt facility. Consequently, the unamortized loan fees of $5,637 were written off to profit or loss for the year ended December 31, 2016. On November 13, 2018, $25,940 was drawn under the revolving credit facility, which was repaid on December 12, 2018. The balance outstanding for the entities owned by the Partnership as of December 31, 2019 is $201,037 under the term loan that is repayable in four semi-annual installments of $7,566 each and a balloon payment of $170,773 due together with the last installment in July 2021, while the balance outstanding under the revolving credit facility is nil and can be repaid and redrawn at any time until December 31, 2020. Amounts drawn bear interest at LIBOR plus a margin.

(c)
GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd. and GAS-fourteen facility

        Following the acquisitions of GAS-eleven Ltd. on May 3, 2017, GAS-thirteen Ltd. on July 3, 2017, GAS-fourteen Ltd. on April 26, 2018 and GAS-twelve Ltd. on April 1, 2019, the Partnership assumed $151,423, $155,005, $143,622 and $134,107 of outstanding indebtedness of the acquired entities, respectively, under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea ("KEXIM") and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility (the "October 2015 Facility").

        The loan agreements with GAS-eleven Ltd. and GAS-twelve Ltd., with respect to the GasLog Greece and the GasLog Glasgow, respectively, provided for four tranches of $51,257, $25,615, $24,991 and $61,104, while the loan agreements with GAS-thirteen Ltd. and GAS-fourteen Ltd., with respect to the GasLog Geneva and the GasLog Gibraltar, respectively, each provided for four tranches of $50,544, $25,258, $24,643 and $60,252. Under the terms of the agreement, each drawing under the first three

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

7. Borrowings (Continued)

tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar, respectively, according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016 and on June 24, 2016, $162,967 was drawn down on each date to partially finance the delivery of the GasLog Greece and the GasLog Glasgow, respectively, while on September 26, 2016 and on October 25, 2016, $160,697 was drawn down on each date to partially finance the deliveries of the GasLog Geneva and the GasLog Gibraltar, respectively. The aggregate balance outstanding for the entities owned by the Partnership as of December 31, 2019 is $498,223. Amounts drawn under each applicable tranche bear interest at LIBOR plus a margin.

(d)
2019 Partnership Facility

        On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea Bank Abp, filial i Norge and Iyo Bank Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility of up to $450,000 (the "2019 Partnership Facility") for the purpose of refinancing in full the Terminated Partnership Facility described above. Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 Partnership Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

        The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75.0% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7,357, with a final balloon amount of up to $302,860, together with the last quarterly reduction in February 2024. The credit facility bears interest at LIBOR plus a margin. On March 6, 2019, the Partnership drew down $360,000 under the 2019 Partnership Facility, out of which $354,375 was used to prepay the outstanding debt under the Terminated Partnership Facility, which would have been due in November 2019. On April 1, 2019, the Partnership drew down an additional $75,000 under the 2019 Partnership Facility. The aggregate balance outstanding as of December 31, 2019 is $425,949, while an amount of $1,980 remains undrawn as of December 31, 2019.

Securities Covenants and Guarantees

        The credit agreements are secured as follows:

  (i)
  first priority mortgages over the ships owned by the respective borrowers;

  (ii)
  in the case of the Partnership Facility, guarantees from the Partnership and the Partnership's subsidiary GasLog Partners Holdings LLC, guarantees from the Partnership and GasLog Partners Holdings LLC up to the value of the outstanding commitments relating to the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

7. Borrowings (Continued)

    Methane Becki Anne and guarantees from GasLog and GasLog Carriers Ltd. for up to the value of the outstanding commitments on the remaining vessels, in the case of the Legacy Facility Refinancing, guarantees from the Partnership and GasLog Partners Holdings LLC up to the value of the commitments relating to the GasLog Seattle and the Solaris and guarantees from GasLog and GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, and in the case of the October 2015 Facility, guarantees from the Partnership and GasLog Partners Holdings LLC up to the value of the commitments relating to the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar and guarantees from GasLog and GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels;

  (iii)
  a pledge or a negative pledge of the share capital of the respective borrower; and

  (iv)
  a first priority assignment of all earnings and insurance related to the ships owned by the respective borrower.

        Certain of the credit facilities also impose certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership's and GasLog's ability to make any substantial change in the nature of the Partnership's or GasLog's business or to engage in transactions that would constitute a change of control, without repaying part or all of the Partnership's and GasLog's indebtedness in full.

        The credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the credit facilities contain covenants requiring the Partnership and certain of the Partnership's subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% of the then outstanding amount under the applicable facility. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require the Partnership to make prepayments or provide additional collateral sufficient to bring the Partnership into compliance with such covenants, and if we fail to do so the lenders could accelerate the indebtedness.

        The credit facilities impose certain operating and financial restrictions on the Partnership and GasLog. These restrictions generally limit the Partnership's and GasLog's collective subsidiaries' ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms' length transactions with, the Partnership, GasLog or any of their affiliates, (c) sell or otherwise dispose of assets, including ships, (d) engage in merger transactions, (e) terminate any charter, (f) change the manager of ships, or (g) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business. In addition, under each facility, the respective vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 per entity and are in compliance as of December 31, 2019.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

7. Borrowings (Continued)

        The Partnership, as corporate guarantor is also subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

  (i)
  the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45,000;

  (ii)
  total indebtedness divided by total assets must be less than 65.0%;

  (iii)
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

  (iii)
  the ratio of EBITDA over debt service obligations as defined in the GasLog guarantees (including interest and debt repayments, but excluding any prepayments) on a trailing 12 months basis must be not less than 110.0%; the ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalent and short-term investments are at least $110,000; and

  (iv)
  the aggregate amount cash and cash equivalents and short-term investments must be not less than $75,000;

  (v)
  GasLog's market value adjusted net worth must at all times be not less than $350,000.

        GasLog Partners and GasLog were in compliance with all financial covenants as of December 31, 2019.

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

7. Borrowings (Continued)

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

        On March 23, 2018, the outstanding amount of $45,000 under the New Sponsor Credit Facility was prepaid. On the same date, the term loan facility was terminated and the respective unamortized loan fees of $900 were written-off to profit or loss. On November 14, 2019, the Partnership drew down $10,000 under the revolving credit facility of the New Sponsor Credit Facility, which was subsequently repaid on December 31, 2019. As of December 31, 2019, the outstanding balance of the New Sponsor Credit Facility is nil.

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

Borrowings Repayment Schedule

        The maturity table below reflects the principal repayments of the borrowings outstanding as of December 31, 2019 based on their repayment schedules:

As of December 31, 2019
Not later than one year	115,572
Later than one year and not later than three years	551,732
Later than three years and not later than five years	429,372
Later than five years	268,955

Total	1,365,631

        The weighted average total interest rate for the abovementioned credit facilities as of December 31, 2019 is 4.0% (December 31, 2018: 4.8%).

        As the bank facilities bear interest at variable interest rates, their aggregate fair value as of December 31, 2019 is equal to the amount outstanding of $1,365,631.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

8. Other Payables and Accruals

        An analysis of other payables and accruals is as follows:

	As of December 31,
	2018	2019
Unearned revenue	26,684	27,916
Accrued off-hire	3,108	1,688
Accrued purchases	10,411	3,335
Accrued interest	14,402	12,393
Other accruals	6,066	6,238

Total	60,671	51,570

        The unearned revenue of $27,916 represents monthly charter hires received in advance as of December 31, 2019 relating to January 2020 (December 31, 2018: $26,684).

9. Revenues

        The Partnership has recognized the following amounts relating to revenues:

	For the year ended December 31,
	2017	2018	2019
Revenues from time charters	401,806	371,726	373,693
Revenues from the Cool Pool	—	11,475	4,994

Total	401,806	383,201	378,687

        Revenues from the Cool Pool relate only to the pool revenues received from a GasLog Partners vessel operating in the Cool Pool and do not include the Net pool allocation to GasLog Partners of a gain of $1,058 for the year ended December 31, 2019 ($3,700 for the year ended December 31, 2018 and nil for the year ended December 31, 2017).

        On June 23, 2019, the GasLog Shanghai exited the pool following a termination agreement dated June 6, 2019 that GasLog entered into with the Cool Pool and Golar in order to assume commercial control of GasLog's and GasLog Partners' vessels operating in the spot market.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

10. Voyage Expenses and Commissions

        An analysis of voyage expenses and commissions is as follows:

	For the year ended December 31,
	2017	2018	2019
Brokers' commissions on revenues	5,031	4,680	4,258
Bunkers' consumption and other voyage expenses	2	2,826	3,050

Total	5,033	7,506	7,308

        Bunkers' consumption represents mainly bunkers consumed during periods when a vessel is not employed under a charter or off-hire periods.

11. General and Administrative Expenses

        An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2017	2018	2019
Administrative fees (Note 14)	6,547	10,398	8,963
Commercial management fees (Note 14)	5,400	5,400	5,400
Share-based compensation (Note 21)	850	1,034	1,158
Other expenses	2,922	2,922	3,880

Total	15,719	19,754	19,401

12. Vessel Operating Costs

        An analysis of vessel operating costs is as follows:

	For the year ended December 31,
	2017	2018	2019
Crew costs	39,525	38,637	36,944
Technical maintenance expenses	15,604	16,174	20,987
Other operating expenses	21,143	18,886	18,811

Total	76,272	73,697	76,742

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

13. Net Financial Income and Costs

        An analysis of financial income and financial costs is as follows:

	For the year ended December 31,
	2017	2018	2019
Financial income
Financial income	1,036	2,448	1,887

Total financial income	1,036	2,448	1,887

Financial costs
Amortization and write-off of deferred loan issuance costs	8,845	7,463	6,806
Interest expense on loans	60,935	64,282	63,912
Lease expense (Note 4)	—	—	56
Commitment fees	632	522	729
Other financial costs including bank commissions	381	447	495

Total financial costs	70,793	72,714	71,998

        During the year ended December 31, 2018, an amount of $900 representing the write-off of the unamortized deferred loan issuance costs in connection with the termination of the term loan facility of the New Sponsor Credit Facility (Note 7) was included in Amortization of deferred loan issuance costs. During the year ended December 31, 2019, an amount of $988 representing the write-off of the unamortized deferred loan issuance costs in connection with the termination of the Terminated Partnership Facility (Note 7) was also included in Amortization of deferred loan issuance costs.

14. Related Party Transactions

        The Partnership has the following balances with related parties which are included in the consolidated statements of financial position:

	As of December 31,
	2018	2019
Amounts due from related parties
Due from GasLog Carriers Ltd. ("GasLog Carriers")(a)	9,259	—
Due from the Cool Pool(b)	5,281	—

Total	14,540	—

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

14. Related Party Transactions (Continued)

	As of December 31,
	2018	2019
Amounts due to related parties
Due to GasLog LNG Services(c)	1,969	4,908
Due to GasLog(d)	654	734

Total	2,623	5,642

(a)
As of December 31, 2018, the balance due from GasLog Carriers, the parent company of GAS-twelve Ltd. prior to its acquisition by the Partnership on April 1, 2019, represented mainly net amounts advanced to GasLog Carriers to cover future operating expenses. As of December 31, 2019, the outstanding balance had been fully collected.

(b)
In May 2018, the Partnership, through the GasLog Shanghai, entered the Cool Pool to market their vessels operating in the LNG shipping spot market. The receivable balance as of December 31, 2018 comprised outstanding pool distributions. On June 23, 2019, the GasLog Shanghai exited the pool following a termination agreement dated June 6, 2019 which GasLog entered into with the Cool Pool and Golar in order to assume commercial control of GasLog's and GasLog Partners' vessels operating in the spot market. As of December 31, 2019, the receivable balance from the Cool Pool had been fully collected.

(c)
The balances represent mainly payments made by GasLog LNG Services on behalf of the Partnership.

(d)
The balances represent payments made by GasLog on behalf of the Partnership.

        The details of the credit facility with GasLog are disclosed in Note 7.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

14. Related Party Transactions (Continued)

        The Partnership had the following transactions with related parties for the years ended December 31, 2017, 2018 and 2019:

Company	Details	Account	2017	2018	2019
GasLog	Commercial management fee(i)	General and administrative expenses	5,400	5,400	5,400
GasLog	Administrative services fee(ii)	General and administrative expenses	6,547	10,398	8,963
GasLog LNG Services	Management fees(iii)	Vessel operating costs	7,728	7,728	7,728
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	137	124	65
GasLog	Interest expense under Sponsor Credit Facility (Note 7)	Financial costs	3,224	935	119
GasLog	Commitment fee under Sponsor Credit Facility (Note 7)	Financial costs	396	304	291
GasLog	Realized loss/(gain) on interest rate swaps (Note 18)	Gain/(loss) on derivatives	2,053	(1,772)	(2,358)
GasLog	Realized loss on forward foreign exchange contracts held for trading (Note 18)	Gain/(loss) on derivatives	—	409	1,295
GasLog	Compensation for lost hire(iv)	Revenues	—	(481)	—
Cool Pool	Adjustment for net pool allocation	Net pool allocation	—	(3,700)	(1,058)

(i)
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

The same provisions are included in the commercial management agreements that GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into with GasLog upon the deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva, the GasLog Gibraltar, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne, respectively, into GasLog's fleet in March 2016, June 2016, September 2016, October 2016, April 2014, June 2014 and March 2015 (together with the Amended Commercial Management Agreements and the commercial management agreements entered into by GAS-seven Ltd. and GAS-eight Ltd. with GasLog, the "Commercial Management Agreements").

(ii)
Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the "Administrative Services Agreement") with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

14. Related Party Transactions (Continued)

  may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days' notice for any reason in the sole discretion of the Partnership's board of directors. Until December 31, 2016, GasLog received a service fee of $588 per vessel per year in connection with providing services under this agreement. For the years ended December 31, 2017 and December 31, 2018, the annual service fee was $632 and $812 per vessel per year, respectively. With effect from January 1, 2019, the service fee was amended to $608 per vessel per year. With effect from January 1, 2020, the service fee was reduced to $523 per vessel per year.

(iii)
Ship Management Agreements

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the "Amended Ship Management Agreements") under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel's lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne, respectively, into GasLog's fleet in April 2014, June 2014 and March 2015 (together with the Amended Ship Management Agreements and the ship management agreement that GAS-seven Ltd. entered into with the Manager upon its vessel's delivery from the shipyard in 2013, the "Ship Management Agreements"). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses and, in the case of GAS-seven Ltd., to also increase the fixed monthly charge to $46 with effect from April 1, 2015. In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure. This single fee structure was already provided for in the ship management agreements that GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd. and GAS-fourteen Ltd. had entered into with GasLog upon the deliveries of the GasLog Greece in March 2016, the GasLog Glasgow in June 2016, the GasLog Geneva in September 2016 and the GasLog Gibraltar in October 2016, respectively (with a fixed monthly charge of $46).

(iv)
On January 16, 2019, the Partnership entered into an agreement with GasLog, whereby the latter agreed to compensate the Partnership for a delay in the scheduled commencement of the time charter of the GasLog Sydney in December 2018. The lost hire was calculated based on the estimated number of days of the delay multiplied by the daily hire rate of the time charter contract.

(v)
Omnibus Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The omnibus agreement governs among other things (i) when and the extent to which the Partnership and GasLog may compete against each other, (ii) the time and the value at which the Partnership may exercise the right to purchase certain offered vessels by GasLog (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog's provisions of certain indemnities to the Partnership. On September 29, 2014, June 26, 2015, October 27, 2016, March 9, 2017, May 25, 2017 , August 30, 2017, March 3, 2018, October 24, 2018 and March 7, 2019, the Partnership exercised the option to acquire (i) the Methane Rita Andrea and the Methane Jane Elizabeth, (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, (iii) the GasLog Seattle (iv) the GasLog Greece, (v) the GasLog Geneva, (vi) the Solaris, (vii) the GasLog Gibraltar, (viii) the Methane Becki Anne and (ix) the GasLog Glasgow, respectively.

15. Commitments and Contingencies

        Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation as of December 31, 2019, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

15. Commitments and Contingencies (Continued)

by the charterers or any exercise of the charterers' options to extend the terms of the charters are not accounted for):

Period	As of December 31, 2019
Not later than one year	$230,158
Later than one year and not later than two years	152,781
Later than two years and not later than three years	125,215
Later than three years and not later than four years	111,114
Later than four years and not later than five years	56,549
Later than five years	65,237

Total	741,054

        Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd., (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. and (iii) GAS-twenty seven Ltd., respectively, is counter guarantor for the acquisition from BG Group plc of 83.33% of depot spares with an aggregate value of $6,000, of which $660 have been purchased and paid as of December 31, 2019 by GasLog. These spares should be acquired before March 31, 2020.

        Additionally, in September 2017 and July 2018, GasLog LNG Services Ltd. entered into maintenance agreements with Wartsila Greece S.A. ("Wartsila") in respect of eight of the Partnership's LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

        In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. ("Samsung") in respect of eleven of the Partnership's LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years.

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

16. Financial Risk Management

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
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

16. Financial Risk Management (Continued)

Market risk

        Interest Rate Risk:    The Partnership is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Partnership's results of operations and its ability to service its debt. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize economic risks and costs associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2019, the Partnership had economically hedged 45.8% of its floating interest rate exposure on its outstanding borrowings (excluding the New Sponsor Credit Facility) by swapping the variable rate for a fixed rate (December 31, 2018: 39.7%).

        The aggregate principal amount of the Partnership's outstanding floating rate debt which was not economically hedged as of December 31, 2019 was $740,631 (December 31, 2018: $835,826). As an indication of the extent of the Partnership's sensitivity to interest rate changes, an increase or decrease in LIBOR of 10 basis points would have decreased or increased, respectively, the profit during the year ended December 31, 2019 by $782, based upon its debt level during the period (December 31, 2018: $933 and December 31, 2017: $1,193).

        Interest Rate Sensitivity Analysis:    The fair value of the interest rate swaps as of December 31, 2019 was estimated as a net liability of $8,868 (December 31, 2018: net asset of $5,513). For the three years ended December 31, 2019, the interest rate swaps were not designated as cash flow hedging instruments (Note 18).

        The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. As of December 31, 2019, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to approximately $1,468 (December 31, 2018: $2,021 and December 31, 2017: $1,774) affecting loss/(gain) on swaps in the respective periods.

        Currency Risk:    Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership's functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to technical maintenance and crew costs denominated in euros. Specifically, for the year ended December 31, 2019, approximately $43,543 of the operating and administrative expenses were denominated in euros (December 31, 2018: $54,222 and December 31, 2017: $42,091). As of December 31, 2019, approximately $11,817 of the Partnership's outstanding trade payables and accruals were denominated in euros (December 31, 2018: $10,634).

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

16. Financial Risk Management (Continued)

        The Partnership uses forward foreign exchange contracts to reduce its exposure to movements in exchange rates. As an indication of the extent of the Partnership's sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased its profit and cash flows during the year ended December 31, 2019 by $4,354, based upon its expenses during the year (December 31, 2018: $5,422 and December 31, 2017: $4,209).

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

	Weighted-average effective interest rate	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2019
Trade accounts payable		13,588	2,982	60	—	—	16,630
Due to related parties		—	5,642	—	—	—	5,642
Other payables and accruals*		8,549	9,454	4,027	—	—	22,030
Other non-current liabilities*		—	—	—	231	—	231
Lease liabilities		42	85	377	428	—	932
Variable interest loans	4.05%	14,131	23,500	120,116	1,098,128	288,587	1,544,462
Fixed interest loans**		—	78	477	516	—	1,071

Total		36,310	41,741	125,057	1,099,303	288,587	1,590,998

December 31, 2018
Trade accounts payable		7,543	34	33	16	—	7,626
Due to related parties		—	2,623	—	—	—	2,623
Other payables and accruals*		9,405	17,867	4,984	—	—	32,256
Other non-current liabilities*		—	—	—	264	—	264
Variable interest loans	4.76%	14,558	22,087	460,339	739,619	353,920	1,590,523
Fixed interest loans**		—	75	466	1,014	—	1,555

Total		31,506	42,686	465,822	740,913	353,920	1,634,847

*
Non-financial liabilities are excluded.

**
A commitment fee is charged at 1.0% on the available amount of the New Sponsor Credit Facility, 0.9% on the available amounts of the revolving credit facility of GAS-seven Ltd. and GAS-eight Ltd. and 0.7% on the available amount of the 2019 Partnership Facility.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

16. Financial Risk Management (Continued)

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

	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2019
Interest rate swaps	12	(57)	(1,562)	(7,766)	—	(9,373)
Forward foreign exchange contracts	9	16	(32)	—	—	(7)

Total	21	(41)	(1,594)	(7,766)	—	(9,380)

December 31, 2018
Interest rate swaps	773	120	3,194	2,551	(104)	6,534
Forward foreign exchange contracts	103	197	256	—	—	556

Total	876	317	3,450	2,551	(104)	7,090

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

	As of December 31,
	2018	2019
Cash and cash equivalents	133,370	96,884
Short-term investments	10,000	—
Trade and other receivables	13,811	7,147
Derivative financial instruments, current and non-current portion	9,731	372

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

16. Financial Risk Management (Continued)

        For the years ended December 31, 2017, December 31, 2018 and December 31, 2019, 100%, 93% and 83%, respectively, of the Partnership's revenue was earned from subsidiaries of Royal Dutch Shell plc ("Shell") and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership's principal counterparty and the fact that the hire is being collected in advance. The Partnership did not experience any credit losses on its accounts receivable portfolio during the three years ended December 31, 2019. The carrying amount of financial assets recorded in the consolidated financial statements represents the Partnership's maximum exposure to credit risk. Management monitors exposure to credit risk and believes that there is no substantial credit risk arising from the Partnership's counterparty.

        The credit risk on liquid funds and derivative financial instruments is limited because the direct and indirect counterparties are banks with high credit ratings assigned by international credit rating agencies.

17. Capital Risk Management

        The Partnership's objectives when managing capital are to safeguard the Partnership's ability to continue as a going concern and to pursue future growth opportunities. Among other metrics, the Partnership monitors capital using a total indebtedness to total assets ratio (Note 7), which is defined under certain of the Partnership's credit facilities as total debt and derivative financial instruments divided by total assets. The total indebtedness to total assets ratio is as follows:

	As of December 31,
	2018	2019
Derivative financial instruments—current asset	(4,615)	(372)
Derivative financial instruments—non-current asset	(5,116)	—
Borrowings—current liability	440,389	109,822
Borrowings—non-current liability	925,411	1,236,202
Lease liabilities—current portion	—	472
Lease liabilities—non-current portion	—	414
Derivative financial instruments—current liability	1,253	2,607
Derivative financial instruments—non-current liability	3,543	6,688

Total indebtedness	1,360,865	1,355,833

Total assets	2,696,209	2,396,944
Total indebtedness/total assets	50.5%	56.6%

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

18. Derivative Financial Instruments

        The fair value of the derivative assets is as follows:

	As of December 31,
	2018	2019
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,731	365
Forward foreign exchange contracts	—	7

Total	9,731	372

Derivative financial instruments, current asset	4,615	372
Derivative financial instruments, non-current asset	5,116	—

Total	9,731	372

        The fair value of the derivative liabilities is as follows:

	As of December 31,
	2018	2019
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	4,218	9,233
Forward foreign exchange contracts	578	62

Total	4,796	9,295

Derivative financial instruments, current liability	1,253	2,607
Derivative financial instruments, non-current liability	3,543	6,688

Total	4,796	9,295

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

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

18. Derivative Financial Instruments (Continued)

Interest rate swaps held for trading

        The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2018	December 31, 2019
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.54%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.72%	130,000	130,000
GasLog Partners	GasLog	July 2017	July 2017	June 2022	2.19%	80,000	80,000
GasLog Partners	GasLog	May 2018	May 2018	April 2023	3.15%	80,000	80,000
GasLog Partners	GasLog	Dec 2018	Jan 2019	Jan 2024	3.14%	N/A	75,000

						550,000	625,000

        The derivative instruments listed above were not designated as cash flow hedging instruments as of December 31, 2019. The change in the fair value of the interest rate swaps for the year ended December 31, 2019 amounted to a loss of $14,381 (December 31, 2018, $833 loss and December 31, 2017: $2,174 gain), which was recognized in profit or loss in the year incurred and is included in Gain/(loss) on derivatives. During the year ended December 31, 2019, the loss of $14,381 was attributable to changes in the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in an increase in net derivative liabilities and a decrease in net derivative assets, respectively, from interest rate swaps held for trading.

Forward foreign exchange contracts

        The Partnership uses non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros and Singapore Dollars ("SGD"). Under these non-deliverable forward foreign exchange contracts, the counterparties (GasLog and the Partnership) settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

        The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Number of contracts	Settlement Date	Fixed Exchange Rate (USD/EUR)	Notional Amount
GasLog Partners	GasLog	Aug 2019	6	Jan 2020 - June 2020	1.1260 - 1.1385	€7,500
GasLog Partners	GasLog	Dec 2019	12	Jan 2020 - Dec 2020	1.12425 - 1.1456	€16,800

					Total	€24,300

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

18. Derivative Financial Instruments (Continued)

Company	Counterparty	Trade Date	Number of contracts	Settlement Date	Fixed Exchange Rate (USD/SGD)	Notional Amount
GasLog Partners	GasLog	Dec 2019	9	Jan 2020 - Sep 2020	1.3549	S$	2,250

					Total	S$	2,250

        The derivative instruments listed above were not designated as cash flow hedging instruments as of December 31, 2019. The change in the fair value of these contracts for the year ended December 31, 2019 amounted to a gain of $523 (December 31, 2018: a loss of $578 and December 31, 2017: nil), which was recognized in profit or loss for the year incurred and is included in (Gain)/loss on derivatives.

        An analysis of (Gain)/loss on derivatives is as follows:

	For the year ended December 31,
	2017	2018	2019
Realized loss/(gain) on interest rate swaps held for trading	2,053	(1,772)	(2,358)
Realized loss on forward foreign exchange contracts held for trading	—	409	1,295
Unrealized (gain)/loss on interest rate swaps held for trading	(2,174)	833	14,381
Unrealized loss/(gain) on forward foreign exchange contracts held for trading	—	578	(523)

Total (gain)/loss on derivatives	(121)	48	12,795

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

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

19. Cash Flow Reconciliations

        The reconciliations of the Partnership's non-cash investing and financing activities for the two years ended December 31, 2019 are presented in the following tables:

        A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2018	1,541,836	—	—	—	1,541,836
Borrowings drawdowns (Note 7)	—	25,940	—	—	25,940
Borrowings repayments (Note 7)	—	(209,336)	—	—	(209,336)
Additions in deferred loan issuance costs	—	(153)	—	50	(103)
Amortization of deferred loan issuance costs (Note 13)	—	—	7,463	—	7,463

Borrowings outstanding as of December 31, 2018	1,541,836	(183,549)	7,463	50	1,365,800

Borrowings outstanding as of January 1, 2019	1,365,800	—	—	—	1,365,800
Borrowings drawdowns (Note 7)	—	445,000	—	—	445,000
Borrowings repayments (Note 7)	—	(465,195)	—	—	(465,195)
Additions in deferred loan issuance costs	—	(6,173)	(164)	(50)	(6,387)
Amortization of deferred loan issuance costs (Note 13)	—	—	6,806	—	6,806

Borrowings outstanding as of December 31, 2019	1,365,800	(26,368)	6,642	(50)	1,346,024

        A reconciliation of net derivative assets/liabilities arising from financing activities is as follows:

	Opening balance	Non-cash items	Total
Net derivative assets as of January 1, 2018	6,346	—	6,346
Unrealized loss on interest rate swaps held for trading (Note 18)	—	(833)	(833)
Unrealized loss on forward foreign exchange contracts held for trading (Note 18)	—	(578)	(578)

Net derivative assets as of December 31, 2018	6,346	(1,411)	4,935

Net derivative assets as of January 1, 2019	4,935	—	4,935
Unrealized loss on interest rate swaps held for trading (Note 18)	—	(14,381)	(14,381)
Unrealized gain on forward foreign exchange contracts held for trading (Note 18)	—	523	523

Net derivative assets/(liabilities) as of December 31, 2019	4,935	(13,858)	(8,923)

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

19. Cash Flow Reconciliations (Continued)

        A reconciliation of vessels arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Vessels as of January 1, 2018	2,563,122	—	—	2,563,122
Additions (Note 3)	—	24,177	9,568	33,745
Depreciation expense (Note 3)	—	—	(87,584)	(87,584)

Vessels as of December 31, 2018	2,563,122	24,177	(78,016)	2,509,283

Vessels as of January 1, 2019	2,509,283	—	—	2,509,283
Additions (Note 3)	—	13,940	(1,181)	12,759
Return of capital expenditures (Note 3)	—	(7,465)	(542)	(8,007)
Depreciation expense (Note 3)	—	—	(88,757)	(88,757)
Impairment loss (Note 3)	—	—	(138,848)	(138,848)

Vessels as of December 31, 2019	2,509,283	6,475	(229,328)	2,286,430

        A reconciliation of lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2019	1,393	—	—	1,393
Lease expense (Note 4)	—	—	56	56
Payments for interest	—	(54)	—	(54)
Payments for lease liabilities	—	(491)	(18)	(509)

Lease liabilities as of December 31, 2019	1,393	(545)	38	886

        A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions) (Note 6)	62,516	—	62,516
Proceeds from public offering of preference units (net of underwriting discounts and commissions) (Note 6)	208,394	—	208,394
Equity offering costs	(915)	(703)	(1,618)
Payments for IDRs modification (including fees)	(25,002)	—	(25,002)

Net proceeds from equity offerings in the year ended December 31, 2018	244,993	(703)	244,290

Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions) (Note 6)	1,996	—	1,996
Equity related costs	(1,670)	1,053	(617)

Net proceeds from equity offerings/modifications in the year ended December 31, 2019	326	1,053	1,379

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

20. Earnings Per Unit

        The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement as generally described in Note 6 above.

        In the three years ended December 31, 2019, the Partnership completed equity offerings of common units and issued general partner units to its general partner in order for GasLog to retain its 2%, as presented in Note 6. Also, on May 16, 2017, the subordination period expired and consequently all 9,822,358 subordinated units held by GasLog converted into common units on a one-for-one basis (Note 6). Finally, on June 30, 2019, the Partnership issued to GasLog 2,490,000 Class B units, which will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025.

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

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

20. Earnings Per Unit (Continued)

	For the year ended December 31,
	2017	2018	2019
Profit/(loss) for the year	148,098	128,046	(34,769)
Less:
Profit attributable to GasLog's operations*	(53,981)	(25,449)	(2,650)

Partnership's profit/(loss)	94,117	102,597	(37,419)

Adjustment for:
Paid and accrued preference unit distributions	(7,749)	(22,498)	(30,328)

Partnership's profit/(loss) attributable to:	86,368	80,099	(67,747)

Common unitholders	76,347	75,879	(66,268)
Subordinated unitholders**	5,085	N/A	N/A
General partner	1,728	1,602	(1,479)
Incentive distribution rights***	3,208	2,618	—
Weighted average units outstanding (basic)
Common units	36,493,143	42,945,432	46,272,598
Subordinated units**	9,822,358	N/A	N/A
General partner units	790,819	876,255	975,531
Earnings/(loss) per unit (basic)
Common unitholders	2.09	1.77	(1.43)
Subordinated unitholders	0.52	N/A	N/A
General partner	2.18	1.83	(1.52)
Weighted average units outstanding (diluted)
Common units****	36,547,545	43,034,117	46,272,598
Subordinated units**	9,822,358	N/A	N/A
General partner units	790,819	876,255	975,531
Earnings/(loss) per unit (diluted)
Common unitholders	2.09	1.76	(1.43)
Subordinated unitholders	0.52	N/A	N/A
General partner	2.18	1.83	(1.52)

*
Includes profits of: (i) GAS-eleven Ltd. for the period prior to its transfer to the Partnership on May 3, 2017, (ii) GAS-thirteen Ltd. for the period prior to its transfer to the Partnership on July 3, 2017, (iii) GAS-eight Ltd. for the period prior to its transfer to the Partnership on October 20, 2017, (iv) GAS-fourteen Ltd. for the period prior to its transfer to the Partnership on April 26, 2018, (v) GAS-twenty seven Ltd. for the period prior to its transfer to the Partnership on November 14, 2018 and (vi) GAS-twelve Ltd. for the period prior to its transfer to the Partnership on April 1, 2019. While such amounts are reflected in the Partnership's financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), the aforementioned entities were not owned by the Partnership prior to their transfers to the Partnership on the respective dates and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

**
On May 16, 2017, all 9,822,358 subordinated units converted into common units on a one-for-one basis. For the year ended December 31, 2017, they participated pro rata with all other outstanding common units in distributions of available cash for the three months ended March 31, 2017. Consequently, earnings have been allocated to subordinated units and the weighted average number of subordinated units has been calculated only for the applicable period during which they were entitled to distributions based on the Partnership Agreement.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

20. Earnings Per Unit (Continued)

***
The IDRs were eliminated on June 30, 2019 (Note 6). Until their elimination, they represented the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels had been achieved. GasLog held the incentive distribution rights following completion of the Partnership's IPO. The IDRs could be transferred separately from any other interests, subject to restrictions in the Partnership Agreement (please refer to Note 6). Based on the nature of such right, earnings attributable to IDRs could not be allocated on a per unit basis.

****
Includes unvested awards (Note 21) for the years ended December 31, 2017 and 2018; does not include unvested awards and Class B units for the year ended December 31, 2019, because their effect would be anti-dilutive. The 2,490,000 Class B units were issued on June 30, 2019 and are included in the weighted average number of units outstanding for the calculation of diluted EPU from July 1, 2019 and onwards. They will become eligible for conversion on a one-for-one basis into common units at GasLog's option in six tranches of 415,000 units per annum on July 1 of 2020, 2021, 2022, 2023, 2024 and 2025; as a result, they do not have an impact on the calculation of basic EPU until conversion.

21. Share-based Compensation

        On April 1, 2015, April 1, 2016, April 3, 2017, April 2, 2018 and April 1, 2019, the Partnership granted to its executives Restricted Common Units ("RCUs") and Performance Common Units ("PCUs") in accordance with its 2015 Long-Term Incentive Plan (the "2015 Plan"). On April 3, 2018, 16,999 RCUs and 16,999 PCUs vested under the Partnership's 2015 Plan; an additional 24,925 RCUs and 24,925 PCUs vested under the Partnership's 2015 Plan on April 1, 2019.

        The details of the aforementioned awards are presented in the following table:

Awards	Number	Grant date	Expiry date	Fair value at grant date
RCUs	16,999	April 1, 2015	n/a	$24.12
PCUs	16,999	April 1, 2015	n/a	$24.12
RCUs	24,925	April 1, 2016	n/a	$16.45
PCUs	24,925	April 1, 2016	n/a	$16.45
RCUs	26,097	April 3, 2017	n/a	$23.85
PCUs	26,097	April 3, 2017	n/a	$23.85
RCUs	24,608	April 2, 2018	n/a	$23.40
PCUs	24,608	April 2, 2018	n/a	$23.40
RCUs	26,308	April 1, 2019	n/a	$22.99
PCUs	26,308	April 1, 2019	n/a	$22.99

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

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

21. Share-based Compensation (Continued)

        The awards are settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

        The fair value per common unit of the RCUs and PCUs in accordance with the 2015 Plan was determined by using the grant date closing price of $24.12 for the 2015 grant, $16.45 for the 2016 grant, $23.85 for the 2017 grant, $23.40 for the 2018 grant and $22.99 for the 2019 grant and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the year

        The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2018	67,475	1.38	1,429
Granted during the year	24,608	—	576
Vested during the year	(16,999)	—	(410)

Outstanding as of December 31, 2018	75,084	1.25	1,595

Granted during the year	26,308	—	605
Vested during the year	(24,925)	—	(410)

Outstanding as of December 31, 2019	76,467	1.26	1,790

PCUs
Outstanding as of January 1, 2018	67,475	1.38	1,429
Granted during the year	24,608	—	576
Vested during the year	(16,999)	—	(410)

Outstanding as of December 31, 2018	75,084	1.25	1,595

Granted during the year	26,308	—	605
Vested during the year	(24,925)	—	(410)

Outstanding as of December 31, 2019	76,467	1.26	1,790

        The total expense recognized in respect of equity-settled employee benefits for the year ended December 31, 2019 was $1,158 ($1,034 for the year ended December 31, 2018; $850 for the year ended December 31, 2017). The total accrued cash distribution as of December 31, 2019 is $530 (December 31, 2018: $542).

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2017, 2018 and 2019
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

22. Taxation

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

        The Partnership did not qualify for this exemption for the three years ended December 31, 2019. During the year ended December 31, 2019, the estimated U.S. source gross transportation tax was $978 and was included under "Vessel Operating Costs" (December 31, 2018: $635 and December 31, 2017: $478).

23. Subsequent Events

        On February 5, 2020, the board of directors of GasLog Partners approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2019, of $0.561 per unit. The cash distribution was paid on February 21, 2020, to all common unitholders of record as of February 18, 2020. The aggregate amount of the declared distribution was $26,754.

        On February 5, 2020, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on March 16, 2020 to all unitholders of record as of March 9, 2020.

        In the period from January 1, 2020 through March 3, 2020, GasLog Partners has repurchased and cancelled a total of 191,490 units at a weighted average price of $5.20 per common unit for a total amount of $996, including commissions.