Form 20-F/A
period 2019-12-31
GasLog Partners LP
filed 2020-06-04
CIK 1598655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐  No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends our annual report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 3, 2020 (the “Original Filing”). This Amendment is being made solely for the purpose of correcting a typographical error in the disclosure in Item 3 of the Original Filing, under the heading “Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements”, to adjust the alignment of the column headers in the table below. The financial information disclosed in the table is unchanged. Only the alignment of the headers has been corrected.

This Amendment consists solely of the cover page and this explanatory note. Except as described above, this Amendment does not amend any information set forth in the Original Filing, and we have not updated disclosures included therein to reflect any events that occurred subsequent to March 3, 2020. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

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

i

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment on its behalf.

GASLOG PARTNERS LP,

By	/s/ ANDREW J. OREKAR
	Name:	Andrew J. Orekar
	Title:	Chief Executive Officer

Dated: June 4, 2020