Form 20-F
period 2020-12-31
GasLog Partners LP
filed 2021-03-02
CIK 1598655

Use these links to rapidly review the document

GASLOG PARTNERS LP INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Partners LP (Exact name of Registrant as specified in its charter)
Not Applicable (Translation of Registrant's name into English)
Republic of the Marshall Islands (Jurisdiction of incorporation or organization)
c/o GasLog LNG Services Ltd 69 Akti Miaouli 18537 Piraeus Greece (Address of principal executive offices)

Alexandros Laios, General Counsel
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

As of December 31, 2020, there were 47,517,824 Partnership common units, 2,075,000 Class B Units, 5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☒    No ☐

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

  •
  "GasLog Partners Holdings" refers to GasLog Partners Holdings LLC, a wholly owned subsidiary of GasLog Partners;

  •
  "Merger Agreement" refers to the agreement and plan of merger dated as of February 21, 2021, with BlackRock's Global Energy and Power Infrastructure Team (collectively, "GEPIF"), pursuant to which GEPIF will acquire all of the outstanding common shares of GasLog Ltd. that are not held by certain existing shareholders for a purchase price of $5.80 in cash per share (the "Transaction"). Following the consummation of the Transaction, certain existing shareholders including Blenheim Holdings Ltd. ("Blenheim Holdings"), which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation (collectively, the "Rolling Shareholders") will continue to hold approximately 55% of the outstanding common shares of GasLog Ltd. and GEPIF will hold approximately 45%;

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

  •
  "Endesa" refers to Endesa S.A.;

  •
  "Jera" refers to LNG Marine Transport Limited, the principal LNG shipping entity of Japan's Jera Co., Inc.;

  •
  "JOVO" refers to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group;

  •
  "CNTIC VPower" refers to CNTIC VPower Energy Ltd., an independent Chinese energy company;

  •
  "ATM Programme" refers to our at-the-market common equity offering programme which commenced in May 2017;

  •
  "Class B Units" refers collectively to the 2,075,000 Class B units (of which 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019;

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

  •
  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

  •
  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

  •
  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

  •
  planned capital expenditures and availability of capital resources to fund capital expenditures;

  •
  disruption to the LNG, LNG shipping and financial markets caused by the global shutdown as a result of the COVID-19 pandemic;

  •
  business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;

  •
  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

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

A.1. IFRS Common Control Reported Results

        The following table presents, in each case for the periods and as of the dates indicated, selected historical financial and operating data. The selected historical financial data as of December 31, 2019 and 2020 and for each of the years in the three-year period ended December 31, 2020 has been derived from our audited consolidated financial statements included in "Item 18. Financial Statements". The selected historical financial data as of December 31, 2016, 2017 and 2018 and for each of the years ended December 31, 2016 and 2017 is a summary of and is derived from our audited consolidated financial statements after retroactive restatement for the transfer of vessels from GasLog to the Partnership that are not included in this report. The financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

Date	Vessel(s) Transferred
November 1, 2016	GasLog Seattle
May 3, 2017	GasLog Greece
July 3, 2017	GasLog Geneva
October 20, 2017	Solaris
April 26, 2018	GasLog Gibraltar
November 14, 2018	Methane Becki Anne
April 1, 2019	GasLog Glasgow

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars, except per unit data)
STATEMENT OF PROFIT OR LOSS
Revenues	$332,955	$401,806	$383,201	$378,687	$333,662
Net pool allocation	—	—	3,700	1,058	—
Voyage expenses and commissions	(4,557)	(5,033)	(7,506)	(7,308)	(10,443)
Vessel operating costs	(65,686)	(76,272)	(73,697)	(76,742)	(74,798)
Depreciation	(73,297)	(87,048)	(87,584)	(89,309)	(83,058)
General and administrative expenses	(13,437)	(15,719)	(19,754)	(19,401)	(18,960)
Impairment loss on vessels	—	—	—	(138,848)	(23,923)

Profit from operations	175,978	217,734	198,360	48,137	122,480

Financial costs	(62,968)	(70,793)	(72,714)	(71,998)	(50,987)
Financial income	214	1,036	2,448	1,887	295
(Loss)/gain on derivatives	(6,837)	121	(48)	(12,795)	(14,929)

Total other expenses, net	(69,591)	(69,636)	(70,314)	(82,906)	(65,621)

Profit/(loss) for the year	$106,387	$148,098	$128,046	$(34,769)	$56,859

Profit attributable to GasLog's operations(1)	$29,117	$53,981	$25,449	$2,650	—
Partnership's profit/(loss)(1)	$77,270	$94,117	$102,597	$(37,419)	$56,859
EARNINGS/(LOSS) PER UNIT ("EPU") ATTRIBUTABLE TO THE PARTNERSHIP(2)
Common units (basic)	$2.18	$2.09	$1.77	$(1.43)	$0.55
Common units (diluted)	$2.17	$2.09	$1.76	$(1.43)	$0.52
Subordinated units(3)	$2.14	$0.52	N/A	N/A	N/A
General partner units	$2.31	$2.18	$1.83	$(1.52)	$0.55
ADJUSTED EPU ATTRIBUTABLE TO THE PARTNERSHIP(2)(5)
Common units (basic)	$2.11	$2.06	$1.85	$1.82	$1.29
Subordinated units(3)	$2.08	$0.50	N/A	N/A	N/A
General partner units	$2.19	$2.13	$1.88	$1.82	$1.29

	As of December 31,
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars, except per unit data)
STATEMENT OF FINANCIAL POSITION DATA
Cash and cash equivalents	$66,978	$153,675	$133,370	$96,884	$103,736
Short-term investments	9,000	—	10,000	—	—
Tangible fixed assets	2,644,618	2,563,122	2,509,283	2,286,430	2,206,618
Total assets	2,747,861	2,732,375	2,696,209	2,396,944	2,333,048
Borrowings—current portion	100,281	132,102	440,389	109,822	104,908
Borrowings—non-current portion	1,616,219	1,409,734	925,411	1,236,202	1,180,635
Total owners'/partners' equity	966,928	1,126,309	1,252,793	965,971	953,818
NUMBER OF UNITS OUTSTANDING
General partner units	701,933	836,779	927,532	1,021,336	1,021,336
Common units	24,572,358	41,002,121	45,448,993	46,860,182	47,517,824
Class B units	—	—	—	2,490,000	2,075,000
Subordinated units(3)	9,822,358	—	—	—	—
Preference Units	—	5,750,000	14,350,000	14,350,000	14,350,000

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars)
CASH FLOW DATA
Net cash provided by operating activities	$224,943	$254,193	$196,643	$239,061	$166,615
Net cash (used in)/provided by investing activities	(675,830)	4,974	(31,816)	5,475	(23,292)
Net cash provided by/(used in) financing activities	447,586	(172,470)	(185,132)	(281,022)	(136,471)

	Year Ended December 31,
	2016	2017	2018	2019	2020
FLEET DATA*
Number of LNG carriers at end of period	15	15	15	15	15
Average number of LNG carriers during period	12.7	15.0	15.0	15.0	15.0
Average age of LNG carriers (years)	5.0	6.0	7.0	8.0	9.0
Total calendar days of fleet for the period	4,640	5,475	5,475	5,475	5,490
Total revenue operating days of fleet for the period(4)	4,595	5,456	5,275	5,397	5,186

*
The Fleet Data above is calculated consistent with our IFRS Common Control Reported Results.

	Year Ended December 31,
	2016		2017		2018		2019		2020
	(in thousands of U.S. dollars)
OTHER FINANCIAL DATA
Adjusted EBITDA(5)	$249,275		$304,782		$285,944		$276,294		$230,635
Capital expenditures:
Payment for vessels and vessel additions	670,039		5,056		24,177		13,940		23,618
Distributable cash flow(5)	83,660		100,551		108,945		123,108		91,241
Cash distributions declared (excluding Preference Unit distributions declared)	65,577	(6)	83,048	(8)	97,105	(9)	106,917	(10)	39,228	(11)
Cash distributions paid (excluding Preference Unit distributions paid)	77,377	(7)	83,048	(8)	97,105	(9)	106,917	(10)	39,228	(11)
Preference Unit distributions declared and paid	—		7,232		20,989		31,036		30,328

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

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars)
PARTNERSHIP PERFORMANCE STATEMENT OF PROFIT OR LOSS
Revenues(5)	$206,424	$269,071	$316,991	$371,127	$333,662
Net pool allocation(5)	—	—	3,700	1,058	—
Voyage expenses and commissions(5)	(2,841)	(3,377)	(6,678)	(7,213)	(10,443)
Vessel operating costs(5)	(43,479)	(55,692)	(61,452)	(75,229)	(74,798)
Depreciation(5)	(45,230)	(58,193)	(73,151)	(87,819)	(83,058)
General and administrative expenses(5)	(11,219)	(13,869)	(18,905)	(19,305)	(18,960)
Impairment loss on vessels	—	—	—	(138,848)	(23,923)

Profit from operations(5)	103,655	137,940	160,505	43,771	122,480

Financial costs(5)	(30,187)	(44,916)	(60,258)	(70,268)	(50,987)
Financial income(5)	179	972	2,398	1,873	295
Gain/(loss) on derivatives(5)	3,623	121	(48)	(12,795)	(14,929)

Total other expenses, net(5)	(26,385)	(43,823)	(57,908)	(81,190)	(65,621)

Partnership's profit/(loss)(1)(5)	$77,270	$94,117	$102,597	$(37,419)	$56,859

	Year Ended December 31,
	2016	2017	2018	2019	2020
PARTNERSHIP PERFORMANCE FLEET DATA*
Number of LNG carriers at end of period	9	12	14	15	15
Average number of LNG carriers during period	8.2	10.4	12.8	14.8	15.0
Average age of LNG carriers (years)	7.2	6.7	7.3	8.0	9.0
Total calendar days of fleet for the period	2,989	3,783	4,676	5,385	5,490
Total revenue operating days of fleet for the period(4)	2,944	3,764	4,476	5,307	5,186

*
The Partnership Performance Fleet Data above is calculated consistent with our Partnership Performance Results.

	Year Ended December 31,
	2016		2017		2018		2019		2020
	(in thousands of U.S. dollars)
OTHER PARTNERSHIP PERFORMANCE FINANCIAL DATA
Adjusted EBITDA(5)	$148,885		$196,133		$233,656		$270,438		$230,635
Distributable cash flow(5)	83,660		100,551		108,945		123,108		91,241
Cash distributions declared and paid (excluding Preference Unit distributions declared and paid)	65,577	(6)	83,048	(8)	97,105	(9)	106,917	(10)	39,228	(11)
Preference Unit distributions declared and paid	—		7,232		20,989		31,036		30,328

(1)
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

Also, on May 16, 2017, GasLog Partners entered into an Equity Distribution Agreement (the "Equity Distribution Agreement") under which the Partnership may, from time to time, raise equity through the ATM Programme having an aggregate offering price of up to $100.0 million. On November 3, 2017, the Partnership entered into the Amended and Restated Equity Distribution Agreement to increase the size of the ATM Programme from $100.0 million to $144.0 million. On January 17, 2018, the Partnership completed an equity offering of 4,600,000 Series B Preference Units. On July 26, 2018, the Partnership entered into the Second Amended and Restated Equity Distribution Agreement to register its ATM Programme, which had previously been registered under a shelf registration statement that expired in June 2018, under a shelf registration statement declared effective by the SEC on October 10, 2017. On November 15, 2018, the Partnership completed an equity offering of 4,000,000 Series C Preference Units. On February 26, 2019, the Partnership entered into the Third Amended and Restated Equity Distribution Agreement to increase the size of the ATM Programme from $144.0 million to $250.0 million. Since the commencement of the ATM Programme through December 31, 2020, GasLog Partners has issued and received payment for a total of 5,291,304 common units. In connection with the issuance of common units under the Equity Distribution Agreement during this period, the Partnership also issued 107,987 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest.

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the unit repurchase programme taking the total authority outstanding under the programme to $25.0 million, to be utilized from February 10, 2020 to December 31, 2021. Since the authorization of the unit repurchase programme and through December 31, 2020, GasLog Partners has repurchased and cancelled a total of 1,363,062 common units at a weighted average price of $17.50 per common unit for a total amount of $23.9 million, including commissions.

On June 24, 2019, the Partnership Agreement was amended to eliminate the incentive distribution rights ("IDRs"), effective as of June 30, 2019, in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. In the year ended December 31, 2019, the Partnership also issued 93,804 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. On July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog's option to convert the first tranche of its Class B units. The remaining Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and Class B-6 units, respectively. Class B units are not included in the calculation of Diluted EPU for the year ended December 31, 2019, because their effect would be anti-dilutive.

(3)
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

(4)
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

Our Partnership Performance Results presented above and below are non-GAAP measures and exclude amounts related to GAS-seven Ltd., (the owner of the GasLog Seattle) for the period prior to its transfer to the Partnership on November 1, 2016, the amounts related to GAS-eleven Ltd., (the owner of the GasLog Greece) for the period prior to its transfer to the Partnership on May 3, 2017, the amounts related to GAS-thirteen Ltd., (the owner of the GasLog Geneva) for the period prior to its transfer to the Partnership on July 3, 2017, the amounts related to GAS-eight Ltd., (the owner of the Solaris) for the period prior to its transfer to the Partnership on October 20, 2017, the amounts related to GAS-fourteen Ltd., (the owner of the GasLog Gibraltar) for the period prior to its transfer to the Partnership on April 26, 2018, the amounts related to GAS-twenty seven Ltd., (the owner of the Methane Becki Anne) for the period prior to its transfer on November 14, 2018 and the amounts related to GAS-twelve Ltd., (the owner of the GasLog Glasgow) for the period prior to its transfer to the Partnership on April 1, 2019. While such amounts are reflected in the Partnership's reported financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control under IFRS, the above mentioned entities were not owned by the Partnership prior to their transfers to the Partnership on the respective dates, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

  Amounts reflected in the Partnership's consolidated financial statements for the year ended December 31, 2020 are fully attributable to the Partnership. The Partnership Performance Results reported for the year ended December 31, 2020 are the same as the IFRS Common Control Reported Results for the year, since there were no vessel acquisitions from GasLog during the period, which would have resulted in retrospective adjustment of the historical financial statements. The Partnership Performance Results are non-GAAP financial measures. GasLog Partners believes that these financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership because such presentation is consistent with the calculation of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

  Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

	Year ended December 31, 2016			Year ended December 31, 2017			Year ended December 31, 2018
	Results Attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results Attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results Attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
	(In thousands of U.S. dollars)
STATEMENT OF PROFIT OR LOSS
Revenues	$126,531	$206,424	$332,955	$132,735	$269,071	$401,806	$66,210	$316,991	$383,201
Net pool allocation	—	—	—	—	—	—	—	3,700	3,700
Voyage expenses and commissions	(1,716)	(2,841)	(4,557)	(1,656)	(3,377)	(5,033)	(828)	(6,678)	(7,506)
Vessel operating costs	(22,207)	(43,479)	(65,686)	(20,580)	(55,692)	(76,272)	(12,245)	(61,452)	(73,697)
Depreciation	(28,067)	(45,230)	(73,297)	(28,855)	(58,193)	(87,048)	(14,433)	(73,151)	(87,584)
General and administrative expenses	(2,218)	(11,219)	(13,437)	(1,850)	(13,869)	(15,719)	(849)	(18,905)	(19,754)
Impairment loss on vessels	—	—	—	—	—	—	—	—	—

Profit from operations	72,323	103,655	175,978	79,794	137,940	217,734	37,855	160,505	198,360

Financial costs	(32,781)	(30,187)	(62,968)	(25,877)	(44,916)	(70,793)	(12,456)	(60,258)	(72,714)
Financial income	35	179	214	64	972	1,036	50	2,398	2,448
(Loss)/gain on derivatives	(10,460)	3,623	(6,837)	—	121	121	—	(48)	(48)

Total other expenses	(43,206)	(26,385)	(69,591)	(25,813)	(43,823)	(69,636)	(12,406)	(57,908)	(70,314)

Profit for the year	$29,117	$77,270	$106,387	$53,981	$94,117	$148,098	$25,449	$102,597	$128,046

	Year ended December 31, 2019			Year ended December 31, 2020
	Results Attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results Attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
	(In thousands of U.S. dollars)
STATEMENT OF PROFIT OR LOSS
Revenues	$7,560	$371,127	$378,687	—	$333,662	$333,662
Net pool allocation	—	1,058	1,058	—	—	—
Voyage expenses and commissions	(95)	(7,213)	(7,308)	—	(10,443)	(10,443)
Vessel operating costs	(1,513)	(75,229)	(76,742)	—	(74,798)	(74,798)
Depreciation	(1,490)	(87,819)	(89,309)	—	(83,058)	(83,058)
General and administrative expenses	(96)	(19,305)	(19,401)	—	(18,960)	(18,960)
Impairment loss on vessels	—	(138,848)	(138,848)	—	(23,923)	(23,923)

Profit from operations	4,366	43,771	48,137	—	122,480	122,480

Financial costs	(1,730)	(70,268)	(71,998)	—	(50,987)	(50,987)
Financial income	14	1,873	1,887	—	295	295
Loss on derivatives	—	(12,795)	(12,795)	—	(14,929)	(14,929)

Total other expenses	(1,716)	(81,190)	(82,906)	—	(65,621)	(65,621)

Profit/(loss) for the year	$2,650	$(37,419)	$(34,769)	—	$56,859	$56,859

  EBITDA, Adjusted EBITDA and Adjusted EPU.    EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels and restructuring costs. Adjusted EPU represents earnings per unit attributable to the Partnership, basic, before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized deferred loan issuance costs, (c) impairment loss on vessels and (d) restructuring costs. EBITDA, Adjusted EBITDA and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA and Adjusted EPU assist our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels and restructuring costs and, in the case of Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized deferred loan issuance costs, impairment loss on vessels and restructuring costs, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. In the current year, restructuring costs have been excluded from Adjusted EBITDA and Adjusted EPU because restructuring costs represent charges reflecting specific actions taken by management to improve the Partnership's future profitability and therefore are not considered representative of the underlying operations of the Partnership. In the current year and prior year, impairment loss has been excluded from Adjusted EBITDA and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership.

  EBITDA, Adjusted EBITDA and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements.

  EBITDA, Adjusted EBITDA and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently from how we calculate such figures, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

  EBITDA and Adjusted EBITDA are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog as set out in the reconciliation above.

  Reconciliation of Profit to EBITDA and Adjusted EBITDA:

	IFRS Common Control Reported Results Year ended December 31,					Partnership Performance Results Year ended December 31,
	2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars)
Profit/(loss) for the year	$106,387	$148,098	$128,046	$(34,769)	$56,859	$77,270	$94,117	$102,597	$(37,419)	$56,859
Depreciation	73,297	87,048	87,584	89,309	83,058	45,230	58,193	73,151	87,819	83,058
Financial costs	62,968	70,793	72,714	71,998	50,987	30,187	44,916	60,258	70,268	50,987
Financial income	(214)	(1,036)	(2,448)	(1,887)	(295)	(179)	(972)	(2,398)	(1,873)	(295)
Loss/(gain) on derivatives	6,837	(121)	48	12,795	14,929	(3,623)	(121)	48	12,795	14,929

EBITDA	$249,275	$304,782	$285,944	$137,446	$205,538	$148,885	$196,133	$233,656	$131,590	$205,538

Impairment loss on vessels	—	—	—	138,848	23,923	—	—	—	138,848	23,923
Restructuring costs	—	—	—	—	1,174	—	—	—	—	1,174

Adjusted EBITDA	$249,275	$304,782	$285,944	$276,294	$230,635	$148,885	$196,133	$233,656	$270,438	$230,635

  Distributable cash flow.    Distributable cash flow means Adjusted EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the year, including realized loss on derivatives (interest rate swaps and forward foreign exchange contracts) and excluding amortization of loan fees, lease expense, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on Preference Units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenues generated by, our capital assets. The Partnership believes that Distributable cash flow, which is a non-GAAP financial measure, is useful as a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies.

  Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS.

  The table below reconciles Distributable cash flow and Cash distributions declared to EBITDA and Adjusted EBITDA (Partnership Performance Results).

  Reconciliation of Profit to EPU and Adjusted EPU:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars, except per unit data)
Profit/(loss) for the year	$106,387	$148,098	$128,046	$(34,769)	$56,859
Less:
Profit attributable to GasLog's operations(1)	$(29,117)	$(53,981)	$(25,449)	$(2,650)	—

Partnership's profit/(loss)(1)	$77,270	$94,117	$102,597	$(37,419)	$56,859

Adjustment for:
Paid and accrued preference unit distributions	—	(7,749)	(22,498)	(30,328)	(30,328)

Partnership's profit/(loss) used in EPU calculation attributable to:	$77,270	$86,368	$80,099	$(67,747)	$26,531

Common units	49,886	76,347	75,879	(66,268)	25,970
Subordinated units	21,049	5,085	N/A	N/A	N/A
General partner units	1,545	1,728	1,602	(1,479)	561
Incentive distribution rights	4,790	3,208	2,618	—	N/A
Weighted average units outstanding (basic)
Common units	22,934,380	36,493,143	42,945,432	46,272,598	47,042,494
Subordinated units(3)	9,822,358	9,822,358	N/A	N/A	N/A
General partner units	668,505	790,819	876,255	975,531	1,021,336
EARNINGS/(LOSS) PER UNIT ATTRIBUTABLE TO THE PARTNERSHIP(2)
Common units (basic)	$2.18	$2.09	$1.77	$(1.43)	$0.55
Subordinated units(3)	$2.14	$0.52	N/A	N/A	N/A
General partner units	$2.31	$2.18	$1.83	$(1.52)	$0.55

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars, except per unit data)
Profit/(loss) for the year	$106,387	$148,098	$128,046	$(34,769)	$56,859
Less:
Profit attributable to GasLog's operations(1)	$(29,117)	$(53,981)	$(25,449)	$(2,650)	—

Partnership's profit/(loss)(1)	$77,270	$94,117	$102,597	$(37,419)	$56,859

Adjustment for:
Paid and accrued preference unit distributions	—	(7,749)	(22,498)	(30,328)	(30,328)

Partnership's profit/(loss) used in EPU calculation	$77,270	$86,368	$80,099	$(67,747)	$26,531

Non-cash (gain)/loss on derivatives(*)	(4,172)	(2,174)	1,411	13,858	8,568
Write-off and accelerated amortization of unamortized deferred loan issuance costs(**)	—	213	900	988	1,918
Impairment loss on vessels	—	—	—	138,848	23,923
Restructuring costs	—	—	—	—	1,174

Adjusted Partnership's profit used in EPU calculation attributable to:	$73,098	$84,407	$82,410	$85,947	$62,114

Common units	48,343	75,092	79,322	84,168	60,793
Subordinated units	20,431	4,960	N/A	N/A	N/A
General partner units	1,462	1,688	1,648	1,779	1,321
Incentive distribution rights	2,862	2,667	1,440	—	N/A
Weighted average units outstanding (basic)
Common units	22,934,380	36,493,143	42,945,432	46,272,598	47,042,494
Subordinated units(3)	9,822,358	9,822,358	N/A	N/A	N/A
General partner units	668,505	790,819	876,255	975,531	1,021,336
ADJUSTED EARNINGS PER UNIT ATTRIBUTABLE TO THE PARTNERSHIP(3)
Common units (basic)	$2.11	$2.06	$1.85	$1.82	$1.29
Subordinated units(3)	$2.08	$0.50	N/A	N/A	N/A
General partner units	$2.19	$2.13	$1.88	$1.82	$1.29

(*)
Non-cash (gain)/loss on derivatives represents Unrealized (gain)/loss on interest rate swaps held for trading and Unrealized loss/(gain) on forward foreign exchange contracts held for trading and is included in (Loss)/gain on derivatives, see Note 17 to our audited consolidated financial statements included elsewhere in this annual report.

(**)
Write-off and accelerated amortization of unamortized deferred loan issuance costs is included in Financial costs, see Note 12 to our audited consolidated financial statements included elsewhere in this annual report.

  Reconciliation of EBITDA and Adjusted EBITDA to Distributable Cash Flow*:

	Partnership Performance Results Year ended December 31,
	2016	2017	2018	2019	2020
			(in thousands of U.S. dollars)
EBITDA (Partnership Performance Results)*	$148,885	$196,133	$233,656	$131,590	$205,538
Impairment loss on vessels	—	—	—	138,848	23,923
Restructuring costs	—	—	—	—	1,174

Adjusted EBITDA	$148,885	$196,133	$233,656	$270,438	$230,635

Financial costs (excluding amortization of loan fees and lease expense) and realized gain/(loss) on derivatives	(26,929)	(41,722)	(52,876)	(62,507)	(49,882)
Dry-docking capital reserve**	(8,829)	(12,234)	(13,890)	(16,392)	(16,108)
Replacement capital reserve**	(29,467)	(33,877)	(35,450)	(38,103)	(43,076)
Paid and accrued preferred equity distribution	—	(7,749)	(22,495)	(30,328)	(30,328)

Distributable cash flow	83,660	100,551	108,945	123,108	91,241

Other reserves***	(14,244)	(14,207)	(7,756)	(16,258)	(78,282)

Cash distributions****	$69,416	$86,344	$101,189	$106,850	$12,959

*
The reconciliation of Profit to EBITDA and Adjusted EBITDA on the basis of Partnership Performance Results is presented in Footnote 5 above.

**
Effective January 1, 2020, the Partnership revised the assumed re-investment rate used in calculating the dry-docking capital reserve and the replacement capital reserve to reflect recent movements in market interest rate forecasts.

***
Refers to movement in reserves (other than the dry-docking and replacement capital reserves) which have been established for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

****
Refers to cash distributions made since the Partnership's IPO. It excludes payments of dividends due to GasLog before vessels were acquired by the Partnership.
(6)
Does not reflect a distribution of $19.6 million declared in January 2017 and paid in February 2017, in respect of the fourth quarter of 2016.

(7)
Cash distribution paid includes $7.8 million, $3.0 million and $1.0 million of dividends due to GasLog which were declared in 2015 prior to the contribution of the GasLog Seattle, the Solaris and the Methane Becki Anne, respectively, to the Partnership.

(8)
Does not reflect a distribution of $22.8 million declared in January 2018 and paid in February 2018, in respect of the fourth quarter of 2017.

(9)
Does not reflect a distribution of $26.9 million declared in January 2019 and paid in February 2019, in respect of the fourth quarter of 2018.

(10)
Does not reflect a distribution of $26.8 million declared and paid in February 2020, in respect of the fourth quarter of 2019.

(11)
Does not reflect a distribution of $0.5 million declared in January 2021 and paid in February 2021, in respect of the fourth quarter of 2020.

B. Capitalization and Indebtedness

        The following table sets forth our capitalization as of December 31, 2020:

        This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", and our consolidated financial statements and the notes thereto included in "Item 18. Financial Statements".

As of December 31, 2020
(in thousands of U.S. dollars)
Debt:
Borrowings—current portion(1)(2)	104,908
Borrowings—non-current portion(1)(2)	1,180,635
Lease liabilities—current portion	332
Lease liabilities—non-current portion	112

Total debt	1,285,987

Partners' Equity:
Common unitholders: 47,517,824 units issued and outstanding	594,901
Class B unitholders: 2,075,000 units issued and outstanding	—
General partner: 1,021,336 units issued and outstanding	11,028
Preference unitholders: 5,750,000 Series A, 4,600,000 Series B and 4,000,000 Series C issued and outstanding	347,889

Total Partners' Equity	953,818

Total capitalization	2,239,805

(1)
All of our bank debt has been incurred by our vessel-owning subsidiaries. Borrowings presented above have not been adjusted to reflect our scheduled debt payments since December 31, 2020, totaling $24.6 million. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities" for more information about our credit facilities.

(2)
Borrowings presented at December 31, 2020, are shown net of $19.4 million of loan issuance costs that are being amortized over the term of the respective borrowings.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

Summary of Risk Factors

        An investment in our common units or preference units is subject to a number of risks, including risks related to our business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in "Item 3. Key Information—D. Risk Factors" in this annual report for a more thorough description of these and other risks.

Risks Related to the LNG Carrier Business

  •
  Failure to control the outbreak of the COVID-19 virus is negatively affecting the global economy, energy demand and our business.

  •
  Our fleet of 15 LNG carriers includes 10 TFDE vessels and five Steam vessels. Seven of our ships currently operate under long-term time charters (defined as charters with initial duration of more than five years) with eight ships trading in the short-term spot market (defined as vessels under contracts with initial duration of less than five years). On redelivery, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters. Furthermore, advances in LNG carrier technology may negatively impact our ability to recharter the Steam or TFDE vessels on attractive rates and may result in lower levels of utilization. Operating vessels in the spot market, or being unable to recharter the Steam vessels on term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current long-term charter arrangements.

  •
  If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

  •
  An oversupply of LNG carriers as a result of excessive new speculative ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows.

  •
  Five of our vessels are scheduled to be dry-docked in 2021. The dry-docking for one of these vessels will be longer and more costly than normal as a result of the need to install a ballast water treatment system ("BWTS") on the vessel in order to comply with regulatory requirements. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

  •
  Ship values may fluctuate substantially which has, during the year ended December 31, 2020 in relation to four of our five Steam vessels, and could again in the future, resulted in a non-cash impairment charge. A further decline in ship values could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

Risks Related to Us

  •
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

  •
  We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

  •
  Due to our lack of diversification, adverse developments in the LNG market and/or in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking new charters for our vessels.

  •
  We are subject to certain risks with respect to our relationship with GasLog, and failure of GasLog to comply with certain of its financial covenants under its debt instruments could, among other things, result in a default under the loan facilities related to four of our vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

  •
  GasLog and its affiliates may compete with us.

  •
  The price of our common units has recently declined significantly and may continue to be volatile.

  •
  Common unitholders have limited voting rights, and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

  •
  GasLog and our general partner own a controlling interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our unitholders, which may permit them to favor their own interests to your detriment.

  •
  Our officers face conflicts in the allocation of their time to our business.

  •
  The Merger Agreement between GasLog and GEPIF pursuant to the Transaction could create uncertainty over the future management and direction of the Partnership and could adversely impact the Partnership and our unitholders.

  •
  Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

  •
  We may issue additional equity securities, including securities senior to the common units, without the approval of our common unitholders, which would dilute the ownership interests of the common unitholders.

  •
  Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

  •
  We are a "foreign private issuer" under NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

Risks Related to our Preference Units

  •
  Our Preference Units are subordinated to our debt obligations, and investors' interests could be diluted by the issuance of additional preference units and by other transactions.

  •
  Holders of our Preference Units have extremely limited voting rights.

  •
  The Preference Units represent perpetual equity interests, and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

  •
  In 2020, we reduced our quarterly cash distribution rate on our common units to $0.01 per common unit with effect from the third quarter 2020. In light of the Partnership's capital allocation strategy, we do not expect to accumulate significant amounts of cash, which may limit the cash available to make distributions on the Preference Units.

  •
  The Preference Units have not been rated, and ratings of any other of our securities may affect the trading price of the Preference Units.

  •
  Market interest rates may adversely affect the value of our Preference Units.

  •
  The Preference Units are redeemable at our option.

  •
  The historical levels of three-month U.S. dollar London Interbank Offered Rate ("LIBOR") are not an indication of the future levels of three-month LIBOR, and the phasing out of LIBOR after 2023 may adversely affect the value of and return on our Preference Units.

Risks Inherent in the LNG Carriers Business

Failure to control the outbreak of the COVID-19 virus is negatively affecting the global economy, energy demand and our business.

        The COVID-19 virus outbreak has introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity and demand for energy including LNG. As a result of significantly lower demand for oil and refined products and the failure of the principal producers of oil to reduce production in line with the fall in demand, oil prices were pressured for much of the year. After reaching a bottom point of $19 per barrel in March, oil prices had recovered by the end of the year due to oil production cuts, as well as a more favourable economic outlook following the distribution of several COVID-19 vaccines around the world which helped to balance the market. Similarly, global natural gas prices were under sustained pressure for most of 2020. Global gas prices were impacted by lower industrial demand following the COVID-19 pandemic, particularly during the second and third quarters, as well as increasing gas production in export markets such as the United States. In addition, a warmer than average 2019/20 winter in the Northern Hemisphere kept inventories in Europe and parts of Asia above their 5-year averages to start the year and the start-up of new LNG export capacity during 2020 and the ramp up of facilities which began production in 2019 added new supply to the market. Although the LNG market has recently improved and remains on a positive trend, this improvement may not be sustainable in the long-term. In the financial markets, the virus, and the responses of governments around the world to manage the impact of the virus, have led to lower interest rates and extreme volatility in the prices of equities, bonds, commodities and their respective derivatives. Our unit price has declined significantly this year, due, in part, to the impact of the COVID-19 virus. The ongoing spread of the COVID-19 virus may negatively affect our business and operations, the health of our crews and the availability of our fleet, particularly if crew members contract COVID-19, as well as our financial position and prospects. A future reduction in LNG demand and further closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to reduced chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. Furthermore, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations. We currently have eight vessels in the short-term spot market, and these vessels are currently experiencing reduced spot charter rates and demand compared to their initial long-term charters. Continued exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows. Failure to control the spread of the virus could significantly impact economic activity and demand for LNG and LNG shipping which could further negatively affect our business, financial condition, results of operations and cash available for distribution. Should the COVID-19 pandemic continue to negatively impact market rates in the long-term, there would be a significant negative impact on our liquidity and financial condition, and the future carrying values of our vessels could be further affected due to a potential unfavorable permanent impact in the key assumptions, such as the estimates of future charter rates for non-contracted revenue days and the discount rate in our future impairment assessments.

        Although we have taken extensive measures to limit the impact of COVID-19 on business continuity, including implementation of a "work from home" policy for shore-based employees, as required depending on each location, and the commencement of select rotations of offshore personnel where possible, giving effect to local restrictions on the movement of offshore staff, these measures may not be sufficient to protect our business against the impact of COVID-19.

Our fleet of 15 LNG carriers includes ten TFDE vessels and five Steam vessels. Eight of our vessels operate in the short-term spot market (defined as vessels under contracts with initial duration of less than five years). The long-term charters (defined as charters with initial duration of more than five years) on two of our TFDE vessels expire in 2021. On redelivery, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters. Furthermore, advances in LNG carrier technology may negatively impact our ability to recharter the Steam or TFDE vessels on attractive rates and may result in lower levels of utilization. Operating vessels in the spot market, or being unable to recharter the Steam vessels on long-term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition, the value of our assets, and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

        The Methane Rita Andrea came off charter in April 2020, the GasLog Sydney in June 2020 and the Methane Heather Sally in December 2020 and all are trading in the spot market. The GasLog Seattle and the Solaris are due to come off charter in June 2021 and August 2021 respectively and the GasLog Santiago in December 2021, subject to the charterer's option to extend the time charter for a period ranging from one to seven years. The charter rates for the Methane Jane Elizabeth, the Methane Shirley Elisabeth and the Methane Alison Victoria, which all came off charter in 2019 or 2020, are all significantly lower than the charter rate which each vessel was earning under her previous multi-year charter with Shell. Our Steam vessels are less efficient and have higher emissions than larger, more technologically advanced modern LNG carriers and it may be more challenging to find spot and/or term employment for these vessels in the future. Unless we are able to secure longer term charters at attractive rates we will have exposure to the spot market which is highly competitive and subject to significant price fluctuations. In addition, there may be extended periods of idle time between charters. Moreover, any longer term charters we are able to secure for on-the-water vessels may not be as long in duration as the multi-year charters we have enjoyed in the past and are likely to be at lower charter rates. In recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market than was historically the case, there has been a decrease in the duration of term charters for on-the-water vessels with such charters now generally being anywhere between six months and three years in duration. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel but we will be required to pay expenses necessary to maintain the vessel in proper operating condition, as well as servicing the debt attached to the vessel.

        Failure to secure new term charters could adversely affect our future liquidity, results of operations and cash flows, including cash available for distribution to unitholders, as well as our ability to meet certain of our debt obligations and covenants. On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings due to these risks, we announced that GasLog Partners will focus its capital allocation on debt repayment and prioritizing balance sheet strength. The Partnership reduced its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019 and then further decreased its quarterly common unit distribution to $0.01 per unit for the third quarter of 2020 onwards. A sustained decline in charter rates and employment opportunities could adversely affect the market value of our vessels, on which certain of the ratios and financial covenants with which we are required to comply are based, and caused the Partnership to recognize a non-cash impairment loss of $23.9 million during the year ended December 31, 2020 for four of its five Steam vessels built in 2006 and 2007. A significant decline in the market value of our vessels could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of vessels, could cause us to incur a loss.

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

An oversupply of LNG carriers as a result of excessive new speculative ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows.

        While we currently believe that the global LNG carrier fleet may experience high levels of utilization over the next one to two years, the supply of LNG carriers has been increasing as a result of the ordering and delivery of new ships. Following a decline in ordering of newbuildings during 2016 and 2017, ordering increased in 2018 and 2019, driven by cyclically low shipyard prices for newbuild vessels, the then strengthening of charter rates and increasing expectations for long-term LNG supply and demand. Whilst ordering of newbuildings declined in 2020, with only 35 LNG carriers ordered, all for long-term business with no vessels ordered on a speculative basis, speculative newbuildings ordered in 2019 may still impact charter rates. According to Poten, as of February 26, 2021, the global trading fleet of conventional LNG carriers (>100,000 cbm) consisted of 538 vessels, with another 112 LNG carriers on order, of which 86 have long-term charters. The large number of ordered newbuildings that remain uncommitted and any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping may have a negative impact on charter hire rates, vessel utilization and vessel values. If charter hire rates are lower when we are seeking new time charters, or if we are unable to secure employment for our vessels trading in the spot and short-term markets, as a result of increased competition from modern vessels, our revenues and cash flows, including cash available for distribution to unitholders, may further decline.

We cannot guarantee that we will be able to refinance our credit facilities in full or on similar or more favourable terms as they become due in the future. Our ability to refinance our existing debt or to obtain incremental debt financing for future acquisitions of ships may depend on the creditworthiness of our charterers, the terms of our future charters and the performance of our vessels operating in the spot market.

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

Our future ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. The COVID-19 virus has had a significant impact on all financial markets, including the prices and the volatility of equities, bonds, commodities, interest rates and foreign exchange rates and their associated derivatives, and the availability and cost of liquidity in the bank credit markets. The recent significant fall in the value of our common units may make it difficult or impossible for us to access the equity or equity-linked capital markets. The recent fall in U.S. interest rates has required us to post cash collateral against our current marked-to-market derivative liabilities. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our ability to make cash distributions may be diminished, or our financial leverage may increase, or our unitholders may be diluted. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.

        To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources including the capital markets. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. The COVID-19 virus is having a significant negative impact on global financial markets. If we are unable to access the capital markets or raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

  •
  seeking waivers or consents from our creditors;

  •
  restructuring our debt;

  •
  seeking additional debt or equity capital;

  •
  selling assets;

  •
  reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or

  •
  seeking bankruptcy protection.

        Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Use of cash from operations and possible future sale of certain assets will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Following the recent significant fall in the value of our common units, we may not be able to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our quarterly distributions to unitholders. Despite the recent refinancing of the Partnership's debt maturities due in 2021, our liquidity position could be challenged in the future, and we may need to raise equity in order to remain in compliance with the financial covenants within our loan facilities.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the quarterly distributions on our common units, Preference Units and general partner units, or to redeem our Preference Units.

        Our board of directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our partnership agreement and applicable law. On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings, we announced that GasLog Partners will focus its capital allocation on debt repayment and prioritizing balance sheet strength. The Partnership reduced its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019 and then further decreased its quarterly common unit distribution to $0.01 per unit for the third quarter of 2020 onwards. There is no guarantee that we will continue to make distributions to our unitholders in the future (including cumulative distributions payable with respect to our Preference Units).The markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period. We may not have sufficient cash from operations to pay quarterly distributions on our common units and general partner units or to pay the quarterly preference distributions on our Preference Units. The amount of cash we can distribute on our units depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

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

  •
  cargo and property loss or damage;

  •
  business interruptions caused by mechanical failure, human error, war, terrorism, disease (such as the outbreak of the COVID-19 virus) and quarantine, or political action in various countries;

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

Five of our vessels are scheduled to be dry-docked in 2021. The dry-docking for one of these vessels will be longer and more costly than normal as a result of the need to install a BWTS on the vessel in order to comply with regulatory requirements. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

        Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. In 2021, one of the dry-dockings will be longer and more costly than normal as a result of the need to install BWTS on the vessel in order to comply with regulatory requirements. Furthermore, the COVID-19 virus, and implementation of additional "stop work" orders in Singapore, may impact the availability of dry-dock yard slots and our ability to source the required personnel and equipment. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to unitholders, could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2023 (four vessels) and 2024 (two vessels).

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

We derive a substantial majority of our contracted revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        For the year ended December 21, 2020, 72.9% of our revenues derived from wholly owned subsidiaries of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long-term force majeure events or otherwise. If a customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar or more favourable terms, we will suffer a loss of revenues.

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

Ship values may fluctuate substantially, which has, during the year ended December 31, 2020 in relation to four of our five Steam vessels, and could again in future, resulted in a non-cash impairment charge. A further decline in ship values could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

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

        If the market values of our ships decline, we may be required to record additional impairment charges in our financial statements, in addition to the impairment loss of $23.9 million recorded in the year ended December 31, 2020, which could adversely affect our results of operations. See "Item 5.

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

        Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. These requirements may introduce regulations which effect the operation profile of our vessels and could impact our existing charters. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third party claims as a result of violations of, or liabilities under, such laws and regulations. The higher emissions of our Steam vessels relative to more modern vessels could make it more difficult to secure employment for these vessels and reduce the rates at which we can charter these vessels to our customers.

        In addition, these requirements can affect the resale value or useful lives of our ships, require a reduction in cargo capacity, operating speed, necessitate ship modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. They could further result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our ships. Delays in obtaining such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our operations.

        Additional laws, regulations, taxes or levies may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. New or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States has enacted legislation, and more recently a convention adopted by the International Maritime Organisation (the "IMO") has become effective, governing ballast water management systems on oceangoing ships. The IMO has also established progressive standards limiting emissions from ships (ratified in the MEPC75) starting from 2023 towards 2030 and 2050 goals. The EU is trying to incorporate shipping within the carbon Emission Trading Scheme already existing for other sectors. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low sulfur fuel or pollution controls) in order for us to maintain our ships' compliance with international and/or national regulations. We may also become subject to additional laws and regulations if we enter new markets or trades.

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

        Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990 ("OPA"), provide for potentially unlimited joint, several and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, (the "London Convention").

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

        Natural gas prices are volatile as demonstrated by 2020 with multi-year lows prior to a strong recovery in late 2020 in certain geographic areas. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

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

        Given the significant global natural gas and crude oil price volatility referenced above, and with eight vessels operating in the short-term spot market (defined as vessels under contracts of less than five years), a continuation of the low natural gas prices or oil prices seen in 2020 may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

        Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities such as the continuing Covid-19 pandemic. A further tightening of the credit markets may negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reduction in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and ability to make cash distributions to our unitholders.

        GasLog LNG Services, our vessels' management company, and a substantial number of its staff, including our Senior Management team, are located in Greece. A return of economic instability in Greece could disrupt our operations and have an adverse effect on our business. We have sought to minimize this risk and preserve operational stability by carefully developing staff deployment plans, an information technology recovery site, an alternative ship-to-shore communications plan and funding mechanisms outside of Greece. While we believe these plans, combined with the international nature of our operations, will mitigate the impact of any disruption of operations in Greece, we cannot assure you that these plans will be effective in all circumstances.

        GasLog has an office in England and our vessels may visit ports within the United Kingdom. The United Kingdom exited the European Union on January 31, 2020 and entered a transition period from February 1, 2020 to December 31, 2020 during which European Union Law still applied. On December 24, 2020, the United Kingdom reached a trade agreement with the European Union. While the trade agreement did not impose any new tariffs or quotas on goods, there is a risk that the disruption of free movement between the United Kingdom and the European Union could result in disruption of the exchange of people and services, and ultimately, our operations.

In 2020, we reduced our quarterly cash distribution rate on our common shares to $0.01 per unit; future distributions may remain at this level for an indefinite period or be eliminated entirely, which could impact our ability to raise capital.

        In light of the continued COVID-19 related uncertainty in the near term LNG and LNG shipping markets, our board of directors and management have been proactive in optimizing our corporate structure, prioritizing preserving liquidity and deleveraging the balance sheet. As a result, starting in the third quarter of 2020, we reduced our quarterly cash distributions on our common units to $0.01 per unit. While we believe that this action will allow us to preserve liquidity during this period of COVID-19 uncertainty, there is some risk that we may not be able to substantially increase the amount of distribution in coming periods, which could have a negative impact on our unit price. Any negative impact on our unit price could ultimately impact our ability to raise capital.

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

        We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures from operating surplus totaled $59.2 million for the year ended December 31, 2020. We estimate that future maintenance and replacement capital expenditures will remain at approximately $59.2 million per full year, including potential costs related to replacing current vessels at the end of their useful lives. Maintenance and replacement capital expenditures include capital expenditures associated with (i) the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or dry-docking) and (ii) modifying an existing vessel or acquiring a new vessel, to the extent these expenditures are incurred to maintain, enhance or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

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

        We enter into derivative contracts from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness and in foreign exchange rates relating to our operating expenditures that are denominated in currencies other than the U.S. dollar. As of December 31, 2020, there were no foreign exchange derivatives outstanding. Nonetheless, we had three interest rate swaps with GasLog in place with a notional amount of $340.0 million and four interest rate swaps with an aggregate notional amount of $133.3 million with DNB Bank ASA, London Branch and ING Bank N.V., London Branch. None of the existing derivative contracts were designated as a cash flow hedging instrument. The changes in their fair value are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit and earnings per unit.

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

        We will enter into, among other things, time charters and other contracts with our customers, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk. For example, for the year ended December 31, 2020, 72.9% of our revenues derived from subsidiaries of Shell. We also have one vessel on charter to Trafigura, one on charter to Cheniere, one on charter to Gunvor, one on charter to JOVO, one charter to CNTIC V Power and three trading in the short-term spot market under contracts of up to six months. While we believe all our customers to be strong counterparties, their creditworthiness as assessed by independent parties such as credit rating agencies is less strong than that of Shell. In the future, we may enter into new charters with these and other counterparties who are less creditworthy.

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

        Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. As of December 31, 2020, we had an aggregate of $1,285.5 million of indebtedness outstanding under our credit facilities, of which $104.9 million is repayable within one year. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources".

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

  •
  make certain investments; and

  •
  enter into a new line of business.

        In addition, such financing agreements may require us to comply with certain financial ratios and tests, including, among others, maintaining a minimum liquidity, and a minimum collateral value. Our ability to comply with the restrictions and covenants, including financial ratios and tests, contained in such financing agreements is dependent on future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.

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

        Under the omnibus agreement, we currently have the option to purchase from GasLog the GasLog Singapore, the GasLog Warsaw, the GasLog Windsor, the GasLog Wales, the GasLog Westminster, the GasLog Georgetown and the GasLog Galveston within 30 days following receipt of notice from GasLog that each vessel has commenced its multi-year charter (being at least five years in length). In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement. In addition, according to the terms of the omnibus agreement, GasLog will be required to offer us the opportunity to purchase each of Hull Nos. 2311 and 2312 within 30 days of the commencement of their respective charters.

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

        Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Hormuz. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Despite a phase one trade deal being signed in January 2020, tensions continue to exist. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

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

        In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea, West Africa and the Gulf of Aden. Any terrorist attacks targeted at ships may in the future have a material negative effect on our business, financial condition, results of operations and cash flows and could directly impact our ships or our customers.

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

        The United States and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries they consider to be state sponsors of terrorism. For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions imposed by the U.S. government to non-U.S. companies, such as us, and limits the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products, as well as LNG.

        In 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of, any sanctions in effect against Iran, or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012, (the "ITRA"), which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of such person's vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 whether the issuer or "any affiliate" has "knowingly" engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 or the "IFCA", which expanded the scope of U.S. sanctions on any person that is part of Iran's energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

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

        We operate our ships worldwide, requiring our ships to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, (the "FCPA"), and the Bribery Act 2010 of the United Kingdom (the "UK Bribery Act"). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

        The United Kingdom Financial Conduct Authority ("FCA"), which regulates LIBOR, has announced that it would phase out LIBOR by the end of 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after 2023, or if alternative rates or benchmarks will be adopted. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. However, it is not possible at this time to know the ultimate impact a phase-out of LIBOR may have. The changes may adversely affect the trading market for LIBOR based agreements, including our credit facilities, interest rate swaps and Preference Units. We may need to negotiate the replacement benchmark rate on our credit facilities and interest rate swaps and the use of an alternative rate or benchmark, may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted.

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

        Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has appointed three of our five directors and the common unitholders elected the remaining two directors. Four of our directors meet the independence standards of the NYSE, and two of the four also qualify as independent of GasLog under our partnership agreement, so as to be eligible for membership on our conflicts committee. If our general partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional director will thereafter be elected by our common unitholders. Our general partner may exercise this right in order to permit us to claim, or continue to claim, an exemption from U.S. federal income tax under Section 883 of the U.S. Internal Revenue Code of 1986, as amended, or the "Code". See "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership".

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

        GasLog currently owns partnership units representing a 35.3% partnership interest, including a 2.0% general partner interest in us, and owns and controls our general partner. In addition, our general partner has the right to appoint three of five, or a majority, of our directors. Certain of our directors and officers are directors and officers of GasLog or its affiliates, and, as such, they have fiduciary duties to GasLog or its affiliates that may cause them to pursue business strategies that disproportionately benefit GasLog or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between GasLog and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. See "—Our partnership agreement limits our general partner's and our directors' fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors". These conflicts include, among others, the following situations:

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

        Our officers are all employed by GasLog or its applicable affiliate and are performing executive officer functions for us pursuant to the administrative services agreement. Our officers are not required to work full-time on our affairs and also perform services for affiliates of our general partner (including GasLog). As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner's affiliates, which could have a material adverse effect on our business, results of operations and financial condition. See "Item 6. Directors, Senior Management and Employees".

The Merger Agreement between GasLog and GEPIF pursuant to the Transaction could create uncertainty over the future management and direction of the Partnership and could adversely impact the Partnership and our unitholders.

        The Merger Agreement limits GasLog's ability to take certain actions with respect to the Partnership without the consent of GEPIF, and requires GasLog to use commercially reasonable efforts to carry on its business in all material respects in the ordinary course of business, including with respect to the Partnership. These restrictions applicable to GasLog may prevent GasLog from making appropriate business changes with respect to the Partnership or pursuing attractive business opportunities for the Partnership that may arise prior to the completion of the Transaction, which may have an adverse effect on our business, operations, financial results and share price.

        In addition, after the completion of the Transaction, there could be disagreement among major shareholders of GasLog, including the Rolling Shareholders and GEPIF, with respect to the short- and long-term management, direction and strategy of the Partnership. Because GasLog has the right to appoint three of five, or a majority, of our directors and officers, any such disagreements with respect to the Partnership's strategic direction may have an adverse effect on our business, operations, financial results and share price.

        Furthermore, if GasLog completes its merger with GEPIF, GasLog will no longer be a public company and may have limited reporting obligations, if any, which could adversely impact our unitholders' ability to assess the management and direction of the Partnership, which may have a negative effect on our share price.

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

Fees and cost reimbursements, which GasLog or its applicable affiliate will determine for services provided to us and our subsidiaries, will be substantial, may be higher for future periods than reflected in our results of operations for the year ended December 31, 2020, will be payable regardless of our profitability and will reduce our cash available for distribution to our unitholders.

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

        Pursuant to the commercial management agreements, GasLog LNG Services provides us with commercial management services. We pay to GasLog a fixed commercial management fee in U.S. dollars for costs and expenses incurred in connection with providing services.

        For a description of the ship management agreements, commercial management agreements and the administrative services agreement, see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions". The aggregate fees and expenses payable for services under the ship management agreements, commercial management agreements and administrative services agreement for the year ended December 31, 2020 were $7.7 million, $5.4 million and $7.8 million, respectively. Additionally, these fees and expenses will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of GasLog or its applicable affiliate, including GasLog LNG Services, could adversely affect our ability to pay cash distributions to our unitholders.

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

  •
  It is difficult for unitholders to remove our general partner without its consent. The vote of the holders of at least 66 2/3% of all outstanding common units, including any units owned by our general partner and its affiliates, voting together as a single class is required to remove the general partner. As of February 25, 2021, GasLog owns 31.1% of our outstanding common units. Common unitholders are entitled to elect only two of the five members of our board of directors. Our general partner, by virtue of its general partner interest, in its sole discretion, appoints the remaining directors (subject to its right to transfer the power to elect a majority of our directors to the common unitholders).

  •
  The election of the directors by common unitholders is staggered, meaning that the members of only one of two classes of our elected directors will be selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

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

We are subject to certain risks with respect to our relationship with GasLog, and failure of GasLog to comply with certain of its financial covenants under its debt instruments could, among other things, result in a default under the loan facilities related to four of our vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Any default by GasLog under its corporate guarantees could result in a default under the loan facility related to the GasLog Greece, the GasLog Geneva, the GasLog Gibraltar, and the GasLog Glasgow. In the event of such a default, the lenders in the facility could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. If our lenders were to foreclose on our vessels in the event of such a default, this may adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect our ability to make distributions to our unitholders and could cause a decline in the market price of our common units and Preference Units.

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

        We have granted registration rights to GasLog and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of February 25, 2021, GasLog owns 14,791,602 common units and 2,075,000 Class B units (of which 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units). The Class B units will convert to common units at a rate of 415,000 per year between 2021 and 2025. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

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

        On May 16, 2017, the Partnership commenced its ATM Programme under which we may, from time to time, raise equity through the issuance and sale of new common units. Following an increase in the size of the ATM Programme completed on November 3, 2017, we can issue up to $144.0 million in new common units. As of February 25, 2021 5,291,304 common units have been issued through the ATM Programme.

        No issuances of common units were made under the ATM Programme in 2020. Since the commencement of the ATM Programme through December 31, 2020, GasLog Partners has issued and received payment for a total of 5,291,304 common units, with cumulative gross proceeds of $123.4 million at a weighted average price of $23.33 per unit and net proceeds of $121.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner. The net proceeds from the issuance of the general partner units were $2.5 million. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

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

        If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. GasLog, which owns and controls our general partner, owns 31.1% of our outstanding common units as of February 25, 2021.

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

        Our Preference Units are subordinated to all of our existing and future indebtedness. As of December 31, 2020, we had an aggregate of $1,285.5 million of outstanding indebtedness. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay distributions to unitholders. Our partnership agreement authorizes the issue of an unlimited number of preference units in one or more class of units. The issuance of additional preference units on a parity with or senior to our Preference Units would dilute the interests of the holders of our Preference Units, and any issuance of preference units senior to or on a parity with our Preference Units or of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Preference Units. No provisions relating to our Preference Units protect the holders of our Preference Units in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Units.

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

In 2020, we reduced our quarterly cash distribution rate on our common units to $0.01 per common unit with effect from the third quarter 2020. In light of the Partnership's capital allocation strategy, we do not expect to accumulate significant amounts of cash, which may limit the cash available to make distributions on the Preference Units.

        Subject to the limitations in our partnership agreement, we distribute all of our available cash each quarter to our limited partners. Even though our partnership agreement states we distribute all available cash, since the third quarter 2020 we have only distributed $0.01 per common unit whilst we focus on preserving liquidity. "Available cash" is defined in our partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

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

The historical levels of three-month LIBOR are not an indication of the future levels of three-month LIBOR, and the phasing out of LIBOR after 2023 may adversely affect the value of and return on our Preference Units.

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

        We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2021 tax year, unless our general partner exercises the "GasLog option" described in "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—U.S. Taxation of Shipping". Even if we do not qualify for such an exemption, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for distribution to our unitholders. For 2020, the U.S. source gross transportation tax was $1.3 million. For a more detailed discussion, see the section entitled "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—United States".

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

ITEM 4.    INFORMATION ON THE PARTNERSHIP

A.    History and Development of the Partnership

        GasLog Partners was formed on January 23, 2014 as a Marshall Islands limited partnership. GasLog Partners and its subsidiaries are primarily engaged in the ownership, operation and acquisition of LNG carriers engaged in LNG transportation. The Partnership conducts its operations through its vessel-owning subsidiaries and, as of February 25, 2021, we have a fleet of 15 LNG carriers, including ten vessels with modern TFDE propulsion technology and five Steam vessels.

        On May 12, 2014, we completed our IPO and our common units began trading on the NYSE on May 7, 2014 under the ticker symbol "GLOP". A portion of the proceeds of our IPO was paid as partial consideration for GasLog's contribution to us of the interests in its subsidiaries which owned the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney. Since the IPO we have completed additional equity offerings as set forth below, the proceeds of which have been used (i) to partially fund the acquisition of GasLog vessel owning subsidiaries, (ii) to pay down debt or (iii) for general corporate purposes:

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

B.    Business Overview

Overview

        Since our IPO in May 2014, we have been a growth-oriented limited partnership focused on acquiring, owning and operating LNG carriers engaged in LNG transportation under multi-year charters, growing our fleet from three vessels at the time of our IPO to 15 today, of which ten have TFDE propulsion technology and five are Steam vessels. However, our cost of equity capital has remained elevated for a prolonged period and has prohibited us from raising, on acceptable terms, the capital required to continue growing our assets and our cash flows with the last vessel acquisition completed in April 2019. Since December 31, 2019, a number of increasingly strong negative indicators in the LNG shipping market, exacerbated by the COVID-19 pandemic caused us to record a non-cash impairment loss against our five Steam vessels in the year ended December 31, 2019 and four of our five Steam vessels in the year ended December 31, 2020. In addition, the Partnership reduced its quarterly common unit distribution to $0.125 in the first quarter of 2020 from $0.561 per unit for the fourth quarter 2019, followed by a further reduction to $0.01 per common unit beginning with the third quarter of 2020. We are now focusing our capital allocation on debt repayment, prioritizing balance sheet strength for 2021, in order to lower our cash break-evens, reduce our cost of capital and further enhance the Partnership's competitive positioning.

        On November 10, 2020, we announced our intention to engage with an independent advisor to assess its strategic alternatives. After a comprehensive analysis of the Partnership's corporate structure, assets, financial position, competitive environment and current and expected commercial market, we have concluded that:

  •
  The Partnership will maintain its current corporate structure with GasLog as its general partner;

  •
  The Partnership will continue to pursue an independent commercial and operational strategy of owning, operating, and acquiring LNG carriers; and

  •
  Strategy remains an ongoing focus of our board of directors and we are open to entertaining all value-enhancing options for the business as we continue to reduce debt and enhance liquidity.

        All of our vessels were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner. 12 of our vessels have fixed charter terms, with an initial duration of more than six months, expiring between June 2021 and June 2026. Seven of our vessels currently operate under long-term time charters (defined as charters with initial duration of more than five years) with eight vessels trading in the short-term spot market (defined as vessels under contracts with initial duration of less than five years). On redelivery, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters. One of our vessels is chartered to Gunvor under a term charter expiring in November 2022 with a variable rate of hire indexed to broker estimates of LNG shipping spot rates for vessels of the same class and subject to minimum and maximum rates of hire. The charters on three TFDE vessels will expire in 2021.

        While spot rates for LNG carriers improved in 2018 and 2019 compared to prior years, the term charter market for on-the-water vessels has not developed as expected, resulting in reduced expectations for future vessel utilization and earnings, in particular for our Steam vessels after the expiry of their multi-year charters with Shell. Furthermore, the difference between ship broker estimates of the fair market values and the carrying values of our Steam vessels has increased over time. These factors caused the Partnership to recognize a non-cash impairment loss of $138.8 million in the year ended December 31, 2019 for its five Steam vessels built in 2006 and 2007 and a non-cash impairment loss of $23.9 million in the year ended December 31, 2020 for four of its five Steam vessels.

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

        We believe that the actions taken to prioritize balance sheet strength and to lower our cash break-evens, combined with our focus on securing new term employment for our vessels whose charters have expired or will expire in 2021 and 2022, will reduce our cost of capital over time. As a result, if we are able to raise new debt or equity capital on acceptable terms in the future, we intend to focus again on incremental acquisitions from GasLog or third parties in order to continue to grow our assets and cash flows. For further discussion of the risks that we face in growing our assets and cash flows, please read "Item 3. Key Information—D. Risk Factors".

        GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers which provides support to international energy companies as part of their LNG logistics chain. GasLog was founded by its chairman, Peter G. Livanos, whose family's shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the NYSE on March 30, 2012 under the ticker symbol "GLOG". At the time of its initial public offering, GasLog's wholly owned fleet consisted of ten LNG carriers, including eight newbuildings on order. Since its initial public offering, GasLog has increased by approximately 84% the total carrying capacity of its wholly owned fleet, which includes vessels on the water and newbuildings on order but excludes the vessels owned by the Partnership and the bareboat fleet. As of February 25, 2021, GasLog's wholly owned and bareboat fleet includes 20 LNG carriers, including 18 ships on the water and two LNG carriers on order from Samsung, as well as a 35.3% ownership in the Partnership. See "—Our Fleet".

        On February 22, 2021, GasLog announced that it has entered into a Merger Agreement with GEPIF. Under the Merger Agreement, GEPIF will acquire all of the outstanding common shares of GasLog that are not held by the Rolling Shareholders of GasLog in exchange for $5.80 in cash per common share. The Transaction is expected to close in the second quarter of 2021, subject to approval of the Transaction by GasLog shareholders at a special meeting, including by a majority of the shares held by the non-Rolling Shareholders present at the shareholders meeting that will be held in connection with the Transaction, and the satisfaction or waiver of certain customary closing conditions. GasLog's preference shares will remain outstanding and continue to trade on the NYSE immediately following the completion of the Transaction. The common and preference units of GasLog Partners LP will remain outstanding and continue to trade on the NYSE.

Our Fleet

Owned Fleet

        The following table presents information about our fleet as of February 25, 2021:

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration	Optional Period
1	Methane Rita Andrea	2006	145,000	Spot Market	Steam	—	—
2	Methane Heather Sally	2007	145,000	Spot Market	Steam	—	—
3	GasLog Sydney	2013	155,000	Spot Market	TFDE	—	—
4	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
5	Solaris	2014	155,000	Shell	TFDE	August 2021	—
6	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022 - 2028(1)
7	Methane Shirley Elisabeth	2007	145,000	JOVO	Steam	August 2022	—
8	GasLog Shanghai	2013	155,000	Gunvor	TFDE	November 2022	—
9	Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024 - 2025(2)
10	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028 - 2031(3)
11	Methane Alison Victoria	2007	145,000	CNTIC VPower	Steam	October 2023	2024 - 2025(4)
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028 - 2031(3)
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027 - 2029(5)
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031(6)
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031(6)

(1)
Charterer may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(2)
Charterer may extend the term of the time charters by two additional periods of one year, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)
Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)
Charterer may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

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

  •
  Bermuda is the flag state of each ship;

  •
  each of our ships has received an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and

  •
  our fleet has an average age of 9.0 years, making it one of the youngest in the industry, compared to a current average age of approximately 10.4 years for the global trading LNG carrier fleet including LNG carriers of all sizes as of December 31, 2020.

Charter expirations

        The GasLog Seattle and the Solaris are due to come off their charters in June 2021 and August 2021, respectively, while the GasLog Santiago is due to come off charter in December 2021. GasLog Partners recently secured a new two-year time charter for the Methane Jane Elizabeth and continues to pursue opportunities for new term charters with third parties, while trading the vessels in the spot market and pursuing the most advantageous redeployment depending on evolving market conditions.

        By the end of 2020, all five of the Partnership's Steam vessels had ended their initial multi-year time charters with subsidiaries of Shell, while three additional TFDE vessels will also conclude their multi-year charters during 2021. Although we have been successful in finding longer-term employment for some of our available vessels, this has been concluded at current market rates, which are below those achieved during the initial charters.

Additional Vessels

  Five-Year Vessel Business Opportunities

        GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as "Five-Year Vessels". The two newbuildings and seven on-the-water vessels listed below will each qualify as a Five-Year Vessel upon commencement of their respective charters and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration
1	GasLog Singapore	2010	155,000	Sinolam(1)	TFDE	2031
2	GasLog Warsaw	2019	180,000	Endesa(2)	X-DF	2029
3	GasLog Windsor	2020	180,000	Centrica	X-DF	2027
4	GasLog Wales	2020	180,000	Jera	X-DF	2032
5	GasLog Westminster	2020	180,000	Centrica	X-DF	2027
6	GasLog Georgetown	2020	174,000	Cheniere	X-DF	2027
7	GasLog Galveston	2021	174,000	Cheniere	X-DF	2028
8	Hull No. 2311	Q2 2021(3)	180,000	Cheniere	X-DF	2028(4)
9	Hull No. 2312	Q3 2021(3)	180,000	Cheniere	X-DF	2028(4)

(1)
The vessel is currently trading in the spot market and has been chartered to Sinolam for the provision of an FSU after the vessel's dry-docking and conversion to an FSU.

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

Ship Time Charters

        We provide the services of all of our ships under time charters. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the ship owner provides crewing and other services related to the ship's operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges and canal fees and LNG boil-off).

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

Initial Term, Extensions and Redelivery

  Long-term Market (defined as vessels with charter parties with initial duration of more than five years)

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

        If we exercise our option to purchase the GasLog Warsaw, or the GasLog Singapore, once offered by GasLog, such LNG carriers will be chartered to Endesa and Sinolam, respectively. If we exercise our option to purchase the GasLog Windsor or the GasLog Westminster once offered by GasLog, such LNG carriers will be chartered to Centrica . If we exercise our option to purchase the GasLog Wales, once offered by GasLog, such LNG carrier will be chartered to JERA. If we exercise our option to purchase the GasLog Georgetown, the GasLog Galveston or Hull Nos. 2311 or 2312 once offered by GasLog, such LNG carriers will be chartered to Cheniere.

  Short-term Spot Market (defined as vessels with charter parties with initial duration of less than five years)

        The term of the time charter of the GasLog Santiago began on its delivery to Trafigura in August 2018 and will terminate in December 2021. Trafigura has various options to extend the term of the time charter for between one and seven years at specified rates.

        The Methane Jane Elizabeth commenced an 800-day charter with Cheniere in December 2020 and will terminate in March 2023. Cheniere has the option to extend this charter by one year following an additional year option at specified rates. The charter rate for this period is lower than the previous charter rate for the Methane Jane Elizabeth.

        The term of the time charter of the GasLog Shanghai began upon its delivery to Gunvor in June 2019 and has a variable rate of hire within an agreed range during the charter period. The charter with Gunvor will terminate in November 2022 plus or minus 45 days at the charterer's option.

        The Methane Shirley Elisabeth commenced a two-year charter with JOVO in July 2020 and will terminate in August 2022.

        The Methane Alison Victoria commenced a three-year time charter with CNTIC VPower in October 2020 and which will terminate in October 2023. The charterer may extend the term of the charter by two additional periods of one year, provided that the charterer gives advance notice.

        The terms and periods for the fixtures of the Methane Rita Andrea, the Methane Heather Sally, and the GasLog Sydney vary from charter to charter, as is the nature of trading in the spot charter market under contracts of up to six months.

Hire Rate Provisions

        "Hire rate" refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars.

        The hire rates provided for under the time charters for the GasLog Santiago, the GasLog Greece, the GasLog Glasgow, the GasLog Geneva, the GasLog Gibraltar, the Methane Shirley Elisabeth, the Methane Jane Elizabeth, the Methane Alison Victoria and the Methane Becki Anne include only one component that is a fixed daily amount that increases during any option period.

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

Off-Hire

        When a ship is "off-hire"—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. The vast majority of our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ships, whilst for the spot ships we take advantage of (any) period between charters to perform the required maintenance. Our ships are maintained to the highest standards in accordance with the maker's maintenance schedule. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer's use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), dry-docking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship's officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems.

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

Termination and Cancellation

        Under our existing time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the People's Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled dry-docking. The number of off-hire days which trigger this option varies dependent on the terms of the individual charter parties.

Competition

        We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on charter party terms including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations including level of emissions, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. In addition, through the Methane Rita Andrea, the Methane Heather Sally, and the GasLog Sydney, we operate in the spot charter market that covers short-term charters of up to six months. In the future, more of our vessels may operate in the more volatile spot charter market, including our five Steam vessels which are smaller and less efficient than larger, more technically advanced modern LNG carriers.

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

Seagoing and Shore-Based Employees

        We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2020, GasLog employed (directly and through manning agents) approximately 1,866 seafaring staff who serve on GasLog's owned and managed vessels (including our fleet) as well as 170 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements".

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. As a result, GasLog has historically enjoyed high retention rates. In 2020, GasLog's retention rate was 97% for senior seagoing officers, 94% for other seagoing officers and 97% for shore staff.

        Although GasLog has historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRUs has been increasing as the global fleet of LNG carriers and FSRUs continues to grow. This increased demand has, and may continue, to put inflationary cost pressure on ensuring qualified and well trained crew are available to GasLog. However, we and GasLog expect that the impact of cost increases and increased competition would be mitigated to some extent by the continuous evolution and adjustment of the GasLog salary and benefit structure and by certain provisions in our time charters, including automatic periodic adjustment and cost review provisions.

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

        The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our fleet:

Ship Name	Dry-docking and Special Survey
Methane Rita Andrea	2021
GasLog Greece	2021
GasLog Geneva	2021
GasLog Gibraltar	2021
GasLog Glasgow	2021
GasLog Shanghai	2023
GasLog Seattle	2023
GasLog Santiago	2023
GasLog Sydney	2023
Solaris	2024
Methane Jane Elizabeth	2024
Methane Alison Victoria	2025
Methane Shirley Elisabeth	2025
Methane Heather Sally	2025
Methane Becki Anne	2025

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

Loss of Hire Insurance/Delay Insurance

        We have obtained loss of hire insurance to protect us against loss of income as a result of the ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery/war insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, up to a maximum of 180 days. The number of deductible days for the ships in our fleet is 14 days per ship. In addition to the loss of hire insurance, we also place delay insurance which, like loss of hire, covers all owned vessels for time lost due to events falling under the terms of our hull and machinery insurance, plus additional protection and indemnity related incidents. The cover has a deductible of two days with a maximum of 12 days (which takes it up to the loss of hire deductible of 14 days) for ship-related perils and with a maximum of 5 days for shoreside perils. The hire rate is aligned with the loss of hire insurance daily sum insured.

        Additionally, we buy war loss of hire and kidnap and ransom insurance when our ships are ordered to sail through West Africa, the Indian Ocean and Gulf of Aden to insure against potential losses relating to the hijacking of a ship and its crew by pirates.

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

Safety Performance

        GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. During 2020, GasLog's fleet experienced 1 recordable injury and 7 first aid cases.

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

        SOLAS is an international maritime law which sets minimum safety standards in the construction, equipment and operation of merchant ships. The convention requires signatory flag states to ensure that ships flagged by them comply with at least these standards. The current version of SOLAS is the 1974 version, known as SOLAS 1974, which came into force on May 25, 1980. As of January 2020, SOLAS 1974 had 164 contracting states, which flag about 99% of merchant ships around the world in terms of gross tonnage. SOLAS in its successive forms is generally regarded as the most important of all international maritime laws concerning the safety of merchant ships.

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

        The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the

Marine Environment Protection Committee, ("MEPC"), of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements establish a series of progressive standards to further limit the sulfur content in fuel oil, (which phased in between 2012 and 2020), as well as new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. As of January 1, 2020, ships must either use low sulfur fuel (potentially including undertaking necessary fuel tank modification) to comply with a global sulfur cap of 0.5 percent m/m or be filled with exhaust gas scrubbers. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or "ECAs". For example, IMO "Tier III" emission standards for nitrous oxide apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed after January 1, 2016. The European Union Directive 2005/33/EC, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our fleet complies with the relevant legislation and has the relevant certificates, including certificates evidencing compliance with Annex VI of the MARPOL Convention.

        Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, ("CLC"). Under this convention, a ship's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships carrying more than 2,000 gross tons of oil, and trading to states that are parties to this convention, must maintain evidence of insurance in an amount covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law impose liability either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunker Convention (defined below) "Blue Cards" to provide evidence of insurance meeting the liability requirements. Where applicable, all of our vessels have received "Blue Cards" from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

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

        The Maritime Labour Convention ("MLC") 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session (2006), establishing minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, whilst amendments were approved by the International Labour Conference at its 103rd Session (2014). The convention establishes a single, coherent instrument embodying as far as possible all up-to-date standards of existing international maritime labour conventions and recommendations, as well as the fundamental principles to be found in other international labour conventions.

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

  Clean Water Act

        The U.S. Clean Water Act of 1972, (the "CWA"), prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

        The United States Environmental Protection Agency, (the "EPA"), has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, (the "VGP"). To be covered by the VGP, owners of certain ships must submit a Notice of Intent, ("NOI"), at least 30 days before the ship operates in United States waters.

Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, ("VIDA"), enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

  Clean Air Act

        The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, (the "CAA"), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL.

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

Other Environmental Initiatives

        U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, ("NISA"), impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems, ("BWMS"), became effective. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first dry-docking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

        At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, (the "BWM Convention"). The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met in 2016, and the convention became effective on September 8, 2017. All our newly delivered ships from 2016 onwards have compliant equipment installed. We have selected one manufacturer to supply the required equipment to be installed at the first dry-dock of all remaining ships. The programme and required funds have been included in our future planning to ensure the fleet remains compliant at all times.

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

        Further the MEPC 75 of IMO adopted two other sets of amendments to the Marpol Annex VI related to carbon intensity regulations. The Committee agreed on combining the technical and operational measures with entry into force dates on January 1st, 2023. The Energy Efficiency Existing Ships Index (EEXI) will be implemented for existing ships as technical measure to reduce CO2 emissions. The Carbon Intensity Index (CII) will be implemented as an operational carbon intensity measure to benchmark and improve efficiency. Regulations and framework will be fully defined at the next MEPC meeting in June 2021 and will be reviewed by January 1, 2026.

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

        We believe that LNG carriers, which have the inherent ability to burn natural gas to power the ship, and in particular LNG carriers like certain of our vessels that utilize fuel-efficient diesel electric propulsion, can be considered among the cleanest of large ships in terms of emissions and very adaptable to the usage of newly developed lower and/or zero emission fuels.

Ship Security Regulations

        A number of initiatives have been introduced in recent years intended to enhance ship security. On November 25, 2002, the Maritime Transportation Security Act of 2002, ("MTSA"), was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard ships operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on ships and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, ("ISPS Code"). Among the various requirements are:

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

        We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2021 tax year, unless our general partner exercises the "GasLog option".

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

        For any tax year in which we are not entitled to the exemption under Section 883, we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of "effectively connected income" below) for those years. For 2020, our U.S. source gross transportation tax was $1.3 million. In addition, our U.S. Source International Transportation Income that is considered to be "effectively connected" with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. "branch profits" tax on earnings "effectively connected" with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

Other Jurisdictions and Additional Information

        For additional information regarding the taxation of our subsidiaries, see Note 21 to our audited consolidated financial statements included elsewhere in this annual report.

C. Organizational Structure

        GasLog Partners is a publicly traded limited partnership formed in the Marshall Islands on January 23, 2014.

        As of February 25, 2021, we have 16 subsidiaries, one is incorporated in the Marshall Islands and 15 are incorporated in Bermuda. Of our subsidiaries, 15 own vessels in our fleet. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

Overview

        Since our IPO in May 2014, we have been a growth-oriented limited partnership focused on acquiring, owning and operating LNG carriers engaged in LNG transportation under multi-year charters, growing our fleet from three vessels at the time of our IPO to 15 today, of which ten have TFDE propulsion technology and five are Steam vessels. However, our cost of equity capital has remained elevated for a prolonged period and has prohibited us from raising, on acceptable terms, the capital required to continue growing our assets and our cash flows with the last vessel acquisition completed in April 2019. Since December 31, 2019, a number of increasingly strong negative indicators in the LNG shipping market, exacerbated by the COVID-19 pandemic caused us to record a non-cash impairment loss against our five Steam vessels in the year ended December 31, 2019 and four of our five Steam vessels in the year ended December 31, 2020. In addition, the Partnership reduced its quarterly common unit distribution to $0.125 in the first quarter of 2020 from $0.561 per unit for the fourth quarter 2019, followed by a further reduction to $0.01 per common unit beginning with the third quarter of 2020. We are now focusing our capital allocation on debt repayment, prioritizing balance sheet strength for 2021, in order to lower our cash break-evens, reduce our cost of capital and further enhance the Partnership's competitive positioning.

        On November 10, 2020, we announced our intention to engage with an independent advisor to assess its strategic alternatives. After a comprehensive analysis of the Partnership's corporate structure, assets, financial position, competitive environment and current and expected commercial market, we have concluded that:

  •
  The Partnership will maintain its current corporate structure with GasLog as its general partner;

  •
  The Partnership will continue to pursue an independent commercial and operational strategy of owning, operating, and acquiring LNG carriers; and

  •
  Strategy remains an ongoing focus of our board of directors and we are open to entertaining all value-enhancing options for the business as we continue to reduce debt and enhance liquidity.

        All of our vessels were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner. 12 of our vessels have fixed charter terms, with an initial duration of more than six months, expiring between June 2021 and June 2026. Seven of our vessels currently operate under long-term time charters (defined as charters with initial duration of more than five years) with eight vessels trading in the short-term spot market (defined as vessels under contracts with initial duration of less than five years). On redelivery, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters. One of our vessels is chartered to Gunvor under a term charter expiring in November 2022 with a variable rate of hire indexed to broker estimates of LNG shipping spot rates for vessels of the same class and subject to minimum and maximum rates of hire. The charters on three TFDE vessels will expire in 2021.

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

  •
  Our fleet consists of 15 LNG carriers. We have eight vessels operating in the short-term spot market (defined as vessels under contracts of an initial duration of less than five years). Furthermore, the long-term charters (defined as charters of an initial duration of more than five years) on two of our TFDE vessels will expire in 2021.  We continue to pursue opportunities for new multi-year charters with third parties for all these vessels, but we may have difficulty in securing new charters at attractive rates and durations. We currently expect these vessels to operate in the spot market for a potentially significant period of time. The spot market is highly competitive and subject to significant fluctuations in utilization and charter rates. Furthermore, advances in LNG carrier technology and the relatively large number of new, modern vessels ordered in the last two years may negatively impact our ability to recharter our vessels trading in the spot and short-term market on attractive rates and may result in lower charter rates and lower levels of utilization for our Steam vessels in particular. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel and we will be required to pay expenses necessary to maintain the vessel in proper operating condition as well as to service the debt attached to that vessel.

  •
  Our future capital needs are uncertain and we may need to raise additional funds in the future.  We may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet, fund our operations, meet our debt service obligations and pay distributions to our common and preference unitholders. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, the cost of maintaining our existing fleet, the cost of retrofitting or modifying existing ships as a result of technological advances, changes in applicable environmental or other regulations or standards, customer requirements or otherwise. Despite the fact that we currently have no debt maturities until 2024, our ability to obtain bank financing or to access the debt or equity capital markets may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions that are beyond our control. If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced distributions per unit. Inability to secure bank financing or access the capital markets could have a material adverse effect on our business, or financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

  •
  While our revenues are variable as a function of the utilization and earnings of our vessels trading in the spot and short-term market and under variable rate charters, our costs are largely of a fixed nature.  In 2020, 72.9% of our revenues were earned under long-term charters with an initial duration of more than five years). In 2021, this percentage will fall to 68.1%, assuming that we do not enter into any new long-term charters. As a result, our revenues are likely to be more volatile than has historically been the case when substantially all of our fleet operated under such long-term charters. On the other hand, the majority of our costs, comprising vessel operating costs, general and administrative expenses and the costs of servicing our debt, are largely fixed in nature. Consequently, our results of operations and cash flows are likely to be increasingly volatile as a function of the growing share of our revenues which are exposed to the fluctuations of utilization and charter rates in the spot and short-term market.

Industry Overview and Trends

Energy Prices

        As referenced in "Item 3. Key Information—Risk Factors", oil prices, as measured by the spot price of Brent crude oil, experienced continued volatility during 2020, trading within a range of approximately $19 per barrel to $69 per barrel. During 2020, oil prices were pressured for much of the year by lower demand following the COVID-19 pandemic, particularly for transportation related oil products such as jet fuel. In response, members of the Organization of Petroleum Exporting Countries ("OPEC") reduced output of crude oil and a record number of oil drilling rigs were idled in the United States. After reaching a bottom of $19 per barrel in March, oil prices have recovered by 168% and ended the year at approximately $52 per barrel as oil production cuts and a favorable economic outlook following the distribution of several COVID-19 vaccines around the world have worked to balance the market. In early 2021, spot oil prices have continued to recover. As of February 25, 2021 Brent crude oil was quoted at approximately $66 per barrel compared to $52 per barrel at December 31, 2020 and $56 per barrel at the same time last year.

        Similarly, global natural gas prices were under sustained pressure for most of 2020. Natural gas prices in the import regions of Europe, as measured by the Title Transfer Facility ("TTF"), averaged $3.25 per million British Thermal Units ("MMBtu") in 2020 while in Asia, the Japan Korea Marker ("JKM") averaged $4.22 per MMBtu. Both hit multi-year lows during the year. Meanwhile, gas prices in the United States, as measured by the Henry Hub ("HH") benchmark, averaged $2.13 per MMBtu and also reached multi-year lows during the summer. Global gas prices were impacted by lower industrial demand following the COVID-19 pandemic, particularly during the second and third quarters, as well as increasing gas production in export markets such as the United States. In addition, a warmer than average 2019/20 winter in the Northern Hemisphere kept inventories in Europe and parts of Asia above their 5-year averages to start the year and the start-up of new LNG export capacity during 2020 and the ramp up of facilities which began production in 2019 added new supply to the market.

        Beginning late in the third quarter, TTF and JKM rose strongly ahead of the winter season in the Northern Hemisphere and ended 2020 at their highest levels of the year, $6.87 per MMBtu and $14.30 per MMBtu, respectively. The rise in import prices in Northern Asia and Europe was driven by a colder than average start to the winter season, supply outages in LNG production facilities, particularly in Australia and Norway, and delays at the Panama Canal which diverted some shipments of LNG to Asia around the Cape of Good Hope, adding additional delivery time. The recovery in LNG prices continued into the start of 2021 where JKM reached over $30 per MMBtu in early January, setting a new all-time record.

        International gas prices have moderated since the beginning of 2021 as procurement for the Northern Hemisphere winter wanes; however, import prices remain well above the levels observed during the same period in 2020. As of February 25, 2021, natural gas prices were quoted at approximately $5.67 per MMBtu for TTF compared to $2.88 per MMBtu at the same time last year and at approximately $5.80 per MMBtu for JKM compared to $2.90 per MMBtu at the same time last year. By contrast, the price recovery of spot Henry Hub in the U.S., has been less dramatic, quoted at $2.76 per MMBtu as of February 25, 2021 compared to $1.83 at the same time last year.

        While the majority of LNG volumes are sold under long-term contracts with prices linked to the price of crude oil, we believe that the difference in delivered gas prices between import markets in Asia and the Atlantic Basin and export costs from the U.S. is a significant driver of spot LNG trade, as the differential incentivizes natural gas marketers and buyers to ship LNG over longer distances. The recent rise in Asian and European gas prices referenced above have resulted in a differential currently wide enough to incentivize inter-basin trade and gas price futures imply that the inter-basin arbitrage opportunity may exist periodically in coming months and years, potentially leading to longer voyages for LNG cargoes and, all else equal, increasing the demand for spot LNG shipping.

LNG Supply

        According to Wood Mackenzie, global seaborne trade of LNG was 365 million tonnes ("mt") in 2020, an increase of 1% over 2019. During the year, new production capacity started in the United States at Cameron Trains 2 and 3,Freeport Train 3 and Corpus Christi Train 3 as well as Elba Island. Supply from existing liquefaction facilities in Russia also increased. Meanwhile, downtime and/or underperformance at existing facilities in Australia and Norway partially offset these gains. In addition, the COVID-19 pandemic, combined with low import prices in Europe and Asia, saw the cancellation of approximately 15 mt of supply during the second and third quarters of 2020, primarily out of the US and Egypt.

        LNG supply is projected to rise 4% to approximately 385 mt in 2021, according to Wood Mackenzie. This expected growth is driven by the ramp-up of new supply commissioned in 2020 and new capacity scheduled to come on stream in 2021. In addition, current forward curves for natural gas and LNG as well as a rebound in global oil prices and global economic activity following the COVID-19 pandemic, indicate fewer cargo cancellations, particularly out of the US, in the shoulder months of the second and third quarters of 2021.

        During 2020, only 1 new LNG liquefaction project, Sempra Energy's Costa Azul LNG project in Mexico, capacity of approximately 3.25 mtpa reached Final Investment Decision ("FID"), the lowest amount of new capacity in 22 years. As of February 25, 2021, one project has reached FID in 2021, Qatar's North Field Expansion Project which was sanctioned on February 8, 2021. The project anticipates the construction of 4 new trains with a combined capacity of 33 mtpa. Should any further projects take FID, incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Demand

        According to Wood Mackenzie, LNG demand increased by 1%, to 354 mt in 2020 from 350 mt in 2019. China accounted for much of the growth, adding demand for approximately 7 mt in 2020, an increase of 11% over 2019. Indian demand grew by 3 mt or 13% in 2020 to approximately 25 mt while demand from Turkey was up 1.7 mt or 19%. Meanwhile demand from Japan, Northwest Europe and South Korea declined by 3 mt, 1mt and 1 mt, respectively, declines of 4%, 3% and 2% over 2019. During 2020, 37 mtpa of long-term (defined as greater than 5 years duration) off-take commitments have been agreed, according to Wood Mackenzie, a positive indicator for future LNG demand.

        Wood Mackenzie forecasts global LNG demand growth of over 88 mt between 2021 and 2026, a compound annual growth of approximately 4%. This growth is expected to be broad-based, with South East Asia (excluding India) accounting for approximately 65% and China, Latin America and India expected to account for 26%, 5% and 9%, respectively.

LNG Shipping Rates and Chartering Activity

        In the LNG shipping spot market, TFDE headline rates, as reported by Clarksons, averaged $59,000 per day in 2020, a 16% decrease year-on-year. Low gas prices during much of 2020 limited the arbitrage opportunity for transporting LNG between the Atlantic and Pacific basins, particularly in the first 9 months of the year. However, the market balance tightened in the fourth quarter of 2020, as evidenced by the sharp increase in TFDE headline rates to an annual peak of $145,000 per day in December, following a marked decrease in spot ship availability. According to Poten, 54 term charters between 12 months and seven years were reported in 2020, a decrease of 14% over 2019, of which 24 were for TFDE vessels and 13 were for Steam vessels. The term charter market for Steam vessels continues to be significantly less liquid than that for TFDEs.

        Clarksons assesses headline spot rates for TFDE and Steam LNG carriers at $46,500 per day and $30,000 per day, respectively as of February 19, 2021. The COVID-19 pandemic continues to create uncertainty regarding near-term demand for LNG. In addition, spot rates may be prone to further periods of seasonality and volatility similar to those seen in recent years. Accordingly, there is no guarantee that LNG shipping spot rates will stay at or near current levels or return to the levels experienced in the fourth quarters of the last three years, which could harm our business, financial condition, results of operations and cash flows, including cash available for distributions to unitholders.

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

Global LNG Fleet

        According to Poten, as of February 26, 2021, the global fleet of dedicated LNG carriers (>100,000 cbm) consisted of 538 vessels with another 112 LNG carriers on order, of which 86 vessels (or 77%) have multi-year charters. Poten estimates that a total of 44 LNG carriers are due to be delivered in the remainder of 2021, with 13 of these in the remainder of the first half of the year. In 2020, 35 orders for LNG carriers were placed, as estimated by Poten. Newbuild ordering saw a decline relative to 2019 and 2018. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or FSUs and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

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

  •
  our ability to secure future employment, at economically attractive rates, for the eight vessels with charters expiring in 2021 and 2022 which includes three of our five Steam vessels;

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

        In addition to the general factors discussed above, we believe certain specific factors have impacted, or will impact, our results of operations. These factors include:

  •
  the hire rate earned by our ships including any of our ships that may trade in the short-term or spot market if we are unable to secure new long-term charters;

  •
  unscheduled off-hire days;

  •
  the level of our ship operating expenses, including the costs of crewing, insurance and maintenance;

  •
  our level of debt, the related interest expense and the timing of required payments of principal;

  •
  mark-to-market changes in derivative financial instruments and foreign currency fluctuations; and

  •
  the level of our general and administrative expenses, including costs of consultants.

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

Loss on Derivatives

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

 Year ended December 31, 2019 compared to the year ended December 31, 2020

	IFRS Common Control Reported Results
	2019	2020	Change
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	378,687	333,662	(45,025)
Net pool allocation	1,058	—	(1,058)
Voyage expenses and commissions	(7,308)	(10,443)	(3,135)
Vessel operating costs	(76,742)	(74,798)	1,944
Depreciation	(89,309)	(83,058)	6,251
General and administrative expenses	(19,401)	(18,960)	441
Impairment loss on vessels	(138,848)	(23,923)	114,925

Profit from operations	48,137	122,480	74,343

Financial costs	(71,998)	(50,987)	21,011
Financial income	1,887	295	(1,592)
Loss on derivatives	(12,795)	(14,929)	(2,134)

(Loss)/profit for the year	(34,769)	56,859	91,628

(Loss)/profit attributable to Partnership's operations	(37,419)	56,859	94,278

        During the year ended December 31, 2019, we had an average of 15.0 vessels operating in our owned fleet having 5,397 operating days while during the year ended December 31, 2020, we had an average of 15.0 vessels operating in our owned fleet having 5,186 operating days.

        Revenues:    Revenues decreased by $45.0 million, or 11.9%, from $378.7 million for the year ended December 31, 2019 to $333.7 million for the year ended December 31, 2020. The decrease is mainly attributable to the expirations of the initial multi-year time charters of the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Rita Andrea, the Methane Shirley Elisabeth and the 18-month time charter of the GasLog Sydney (which were contracted at higher rates compared to their current contracted rates) and also due to increased off-hire days for scheduled dry-dockings. The Methane Jane Elizabeth has been re-chartered to Trafigura in November 2019 and subsequently on charter with Cheniere since November 2020, the Methane Shirley Elisabeth with JOVO since July 2020 and the Methane Alison Victoria with CNTIC VPower since October 2020, while the Methane Rita Andrea and the GasLog Sydney have been trading in the spot market under contracts of up to six months, since April 2020 and June 2020, respectively. As a result, the average daily hire rate decreased from $70,161 for the year ended December 31, 2019 to $64,339 for the year ended December 31, 2020.

        Net Pool Allocation:    Net pool allocation was $1.1 million during the year ended December 31, 2019 and nil during the year ended December 31, 2020. The net pool allocation represented the adjustment of the net results generated by the GasLog Shanghai in accordance with the pool distribution formula before exiting the Cool Pool on June 23, 2019. GasLog Partners recognized nil gross revenues and nil gross voyage expenses and commissions during the year ended December 31, 2020, from the operation of the GasLog Shanghai which entered the Cool Pool in May 2018

(December 31, 2019: $5.0 million and $0.7 million, respectively). GasLog Partners' total net pool performance is presented below:

	For the year ended
	December 31, 2019	December 31, 2020
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	4,994	—
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(672)	—
GasLog's adjustment for net pool allocation (included in Net pool allocation)	1,058	—

GasLog Partners' total net pool performance	5,380	—

        Voyage Expenses and Commissions:    Voyage expenses and commissions increased by $3.1 million, or 42.5%, from $7.3 million for the year ended December 31, 2019 to $10.4 million for the year ended December 31, 2020. The increase in voyage expenses and commissions is mainly attributable to an increase in bunker consumption costs due to the operation of the Methane Alison Victoria and the Methane Rita Andrea in the spot market in 2020.

        Vessel Operating Costs:    Vessel operating costs decreased by $1.9 million, or 2.5%, from $76.7 million for the year ended December 31, 2019 to $74.8 million for the year ended December 31, 2020. The decrease in vessel operating costs is mainly attributable to savings achieved as a result of management's operating cost initiatives during the year ended December 31, 2020. As a result, daily operating costs per vessel (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterers) decreased from $15,018 per day during the year ended December 31, 2019 to $14,598 per day during the year ended December 31, 2020.

        General and Administrative Expenses:    General and administrative expenses decreased by $0.4 million, or 2.1%, from $19.4 million for the year ended December 31, 2019 to $19.0 million for the year ended December 31, 2020. The decrease in general and administrative expenses is attributable to a decrease of $1.2 million for services under the administrative services agreement with GasLog mainly due to the decrease of the annual administrative fees in 2020 by approximately $0.1 million per vessel, partially offset by an increase of $0.8 million in other expenses mainly due to restructuring costs (increased amortization of share-based compensation due to accelerated vestings of relevant awards during 2020).

        Impairment Loss on Vessels:    Impairment loss on vessels was $138.8 million for the year ended December 31, 2019 and $23.9 million for the year ended December 31, 2020. The impairment loss for the year ended December 31, 2019 was recognized with respect to the Partnership's Steam vessels (the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally), as a result of the impairment assessment performed by the Partnership for the entire fleet after concluding that events and circumstances triggered the existence of potential impairment of its vessels as of December 31, 2019. The impairment loss for the year ended December 31, 2020 was recognized as of June 30, 2020 and December 31, 2020 with respect to four of the Partnership's Steam vessels (the Methane Rita Andrea, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally), after concluding that events and circumstances triggered the existence of potential impairment of its vessels on that date and is the result of anticipated increases in volatility in the spot charter market over the near term from COVID-19 pandemic-related impacts on LNG and LNG shipping demand.

        Financial Costs:    Financial costs decreased by $21.0 million, or 29.2%, from $72.0 million for the year ended December 31, 2019 to $51.0 million for the year ended December 31, 2020. The decrease in financial costs is mainly attributable to a decrease of $21.5 million in decrease in interest expense, mainly due to the lower LIBOR rates prevailing in 2020 compared to 2019. During the year ended December 31, 2019, we had an average of $1,396.0 million of outstanding indebtedness, with a weighted average interest rate of 4.5%, compared to an average of $1,337.9 million of outstanding indebtedness with a weighted average interest rate of 3.1% during the year ended December 31, 2020.

        Loss on derivatives:    Loss on derivatives increased by $2.1 million, or 16.4%, from $12.8 million for the year ended December 31, 2019 to $14.9 million for the year ended December 31, 2020. The increase is attributable to a net increase of $7.4 million in realized loss on derivatives held for trading (mainly due to the lower LIBOR rates prevailing in 2020 compared to 2019), partially offset by a net decrease of $5.3 million in loss from the mark-to-market valuation of the derivatives which were carried at fair value through profit or loss.

        (Loss)/Profit for the Year:    There was an increase of $91.7 million, from a loss of $34.8 million for the year ended December 31, 2019 to a profit of $56.9 million for the year ended December 31, 2020, mainly as a result of the aforementioned factors.

        (Loss)/Profit Attributable to the Partnership:    There was an increase of $94.3 million, from a loss attributable to the Partnership of $37.4 million for the year ended December 31, 2019 to a profit attributable to the Partnership of $56.9 million for the year ended December 31, 2020.

        The increase is mainly attributable to a decrease in impairment loss on vessels of $114.9 million ($138.8 million recognized in the fourth quarter of 2019 compared to $23.9 million in the second and fourth quarters of 2020) and a $19.3 million decrease in financial costs, mainly due to the decrease in interest expense resulting from the lower LIBOR rates prevailing in 2020 compared to 2019, partially offset by a net decrease of $37.5 million in revenues. The decrease in revenues of $37.5 million was the net result of a decrease of $45.1 million primarily due to the expirations of the initial multi-year time charters of the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Rita Andrea, the Methane Shirley Elisabeth and the 18-month time charter of the GasLog Sydney and also due to increased off-hire days due to dry-dockings, partially offset by an increase in revenues of $7.6 million contributed by the GasLog Glasgow after its acquisition by the Partnership on April 1, 2019.

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

Customers

        For the year ended December 31, 2020, 72.9% of our revenues derived from subsidiaries of Shell.

Seasonality

        The revenues of our vessels employed under long-term charter arrangements, were not significantly impacted by seasonal trends during the year ended December 31, 2020. However, our eight vessels trading in the short-term spot market (defined as vessels under contracts of an initial duration of less than five years), including also our vessel chartered under a variable market-linked rate of hire within an agreed range, are subject to seasonality in spot rates which has been evident in the LNG shipping market during 2020. To the extent that more of our vessels cease to be employed under long-term charter arrangements (defined as charters with an initial duration of more than five years) in the future, there will likely be some additional seasonality in our revenues.

B. Liquidity and Capital Resources

        We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings, if any. In addition to paying distributions and potentially repurchasing common units, our other liquidity requirements relate to paying our operating and general and administrative expenses, servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

        On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions.

        On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the unit repurchase programme taking the total authority outstanding under the programme to $25.0 million, to be utilized from February 10, 2020 to December 31, 2021.

        Since the authorization of the unit repurchase programme and through December 31, 2020, GasLog Partners has repurchased and cancelled a total of 1,363,062 units at a weighted average price of $17.50 per common unit for a total amount of $23.9 million, including commissions.

        On July 16, 2020, GasLog Partners entered into a credit agreement of $260.3 million with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels (the "GasLog Partners $260.3M Facility"). The facility will amortize over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $174.4 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. The relevant amount of $260.3 million was drawn on July 21, 2020, out of which $258.5 million was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. The existing loan facilities of the specified vessels were terminated.

        Also, on July 16, 2020, GasLog Partners entered into a credit agreement of $193.7 million with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels (the "GasLog Partners $193.7M Facility"). The facility will amortize over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $107.7 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. An amount of $193.7 million was drawn down on July 21, 2020, out of which $174.9 million was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. The existing loan facilities of the specified vessels were terminated.

        On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. On November 3, 2017 and February 26, 2019, the size of the ATM Programme was increased to $144.0 million and to $250.0 million, respectively.

        No issuances of common units were made under the ATM Programme in 2020. Since the commencement of the ATM Programme through December 31, 2020, GasLog Partners has issued and received payment for a total of 5,291,304 common units, with cumulative gross proceeds of $123.4 million at a weighted average price of $23.33 per unit and net proceeds of $121.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner. The net proceeds from the issuance of the general partner units were $2.5 million.

        On June 24, 2019, GasLog and GasLog Partners entered into an agreement, effective as of June 30, 2019, to modify the Partnership Agreement, thereby eliminating GasLog's IDRs. In exchange for the IDRs, GasLog received 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in earnings and distributions until such time as GasLog exercises its right to convert the Class B units to common units. On July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog's option to convert the first tranche of its Class B units. The remaining Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the Partnership's profit allocation is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner.

        In July 2020, the Partnership entered into four new interest rate swap agreements with an aggregate notional amount of $133.3 million due in 2024 and 2025 with the lenders under the DNB Bank ASA—ING Bank N.V. facility, receiving $16.1 million, and terminated two interest rate swap agreements with an aggregate notional amount of $155.0 million initially due in 2023 and 2024 with GasLog by paying an amount of $13.2 million equal to their aggregate fair values upon termination. As a result, the Partnership currently has in place seven interest rate swap agreements at a notional value of $473.3 million in aggregate, maturing between 2021 and 2025. As of December 31, 2020, the Partnership had hedged 36.3% of its floating interest rate exposure on its outstanding debt for 2021 at a weighted average interest rate of approximately 2.1% (excluding margin).

        As of December 31, 2020, we had $103.7 million of cash and cash equivalents, of which $77.8 million was held in current accounts and $25.9 million was held in time deposits with an original duration of less than three months.

        As of December 31, 2020, we had an aggregate of $1,285.5 million of indebtedness outstanding under our credit facilities. An amount of $104.9 million of outstanding debt is repayable within one year.

        In addition, as of December 31, 2020, we had unused availability under our revolving credit facility with GasLog of $30.0 million, which matures in March 2022.

Working Capital Position

        As of December 31, 2020, our current assets totaled $125.7 million and current liabilities totaled $185.2 million, resulting in a negative working capital position of $59.5 million. Current liabilities include $25.8 million of unearned revenue in relation to hires received in advance (which represents a non-cash liability that will be recognized as revenues after December 31, 2020 as the services are rendered).

        Management monitors the Partnership's liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Taking into account the volatile commercial and financial market conditions experienced throughout 2020, we anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing debt facilities. We believe that these anticipated sources of funds, as well as our decision to decrease the common unit distributions and preserve liquidity, will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the date of this report. Additionally, we may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, including, among others, a significant recovery in capital market conditions and a sustainable improvement in the LNG charter market, that are beyond our control. Our long-term ability to repay our debts and maintain compliance with our debt covenants for at least twelve months from the date of this report without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in 2020 as a result of the COVID-19 outbreak.

Cash Flows

Year ended December 31, 2019 compared to the year ended December 31, 2020

        The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2019	2020	Change
	(in thousands of U.S. dollars)
Net cash provided by operating activities	239,061	166,615	(72,446)
Net cash provided by/(used in) investing activities	5,475	(23,292)	(28,767)
Net cash used in financing activities	(281,022)	(136,471)	144,551

Net Cash provided by Operating Activities:

        Net cash provided by operating activities decreased by $72.4 million, from $239.1 million in the year ended December 31, 2019 to $166.6 million in the year ended December 31, 2020. The decrease of $72.4 million is mainly attributable to a decrease of $46.1 million in revenues and net pool allocation, a $39.1 million movement in working capital accounts and an increase of $7.4 million in realized loss on our derivative instruments, partially offset by a decrease of $20.7 million in cash paid for interest.

Net Cash provided by/(used in) Investing Activities:

        Net cash provided by investing activities decreased by $28.8 million, from net cash provided by investing activities of $5.5 million in the year ended December 31, 2019 to net cash used in investing activities of $23.3 million in the year ended December 31, 2020. The decrease of $28.8 million is attributable to an increase of net cash used in payments for vessels of $17.1 million (mainly related to dry-dockings and BWTS), a decrease in net cash from short-term investments of $10.0 million and a decrease in financial income received of $1.7 million.

Net Cash used in Financing Activities:

        Net cash used in financing activities decreased by $144.5 million, from cash used in financing activities of $281.0 million in the year ended December 31, 2019 to $136.5 million in the year ended

December 31, 2020. The decrease of $144.5 million is mainly attributable to a decrease of $93.7 million in cash remittance to GasLog in exchange for contribution of net assets, an increase of $35.0 million in bank loan drawdowns, a decrease of $68.4 million in common and preference unit distributions paid and a decrease of $21.9 million in cash used for repurchases of common units and net proceeds of $2.9 million from entering into or termination of interest rate swap agreements, partially offset by an increase in bank loan repayments of $75.5 million and a decrease in proceeds from equity raisings and issuance of general partner units of $2.0 million.

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

Borrowing Activities

Credit Facilities

        Below is a summary of certain provisions of the Partnership's credit facilities outstanding as of December 31, 2020:

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
A five-year revolving credit facility that the Partnership signed with GasLog on April 3, 2017 (the "Sponsor Credit Facility")	GasLog Ltd.	GasLog Partners LP	Revolving Credit Facility: nil ($30.0 million undrawn)	$30.0 million	Fixed interest rate	2022	Revolving facility of $30.0 million available in minimum amounts of $2.0 million which are repayable within a period of six months after the respective drawdown date, subject to automatic renewal if not repaid.
Facility Agreement dated October 16, 2015 that the Partnership assumed following the acquisitions of GAS-eleven Ltd. on May 3, 2017, GAS-thirteen Ltd. on July 3, 2017, GAS-fourteen Ltd. on April 26, 2018 and GAS-twelve Ltd. on April 1, 2019 (the "Assumed October 2015 Facility")	Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Sea Bridge Finance Limited, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank	GAS-eleven Ltd. (GasLog Greece), GAS-twelve Ltd. (GasLog Glasgow), GAS-thirteen Ltd. (GasLog Geneva), GAS-fourteen Ltd. (GasLog Gibraltar)	$452.4 million	N/A	LIBOR + applicable margin	2028
GAS-eleven Ltd.: 10 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until March 2028.

GAS-twelve Ltd.: 10 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until June 2028.

GAS-thirteen Ltd.: 11 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until September 2028.

GAS-fourteen Ltd.: 11 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until October 2028.

Facility Name	Lender(s)	Subsidiary Party (Collateral Ship)	Outstanding Principal Amount	Available Undrawn Amount	Interest Rate	Maturity	Payment of Principals Installments Schedule
Facility Agreement dated February 20, 2019 among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, and the financial institutions party thereto, (the "2019 GasLog Partners Facility")	Credit Suisse AG, Nordea Bank Abp, filial i Norge, Iyo Bank Ltd., Singapore Branch and Development Bank of Japan, Inc.	GAS-three Ltd. (GasLog Shanghai), GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea), GAS-seventeen Ltd. (Methane Jane Elizabeth)	$398.5 million	N/A	LIBOR + applicable margin	2024	13 consecutive quarterly installments of $7.4 million and a balloon amount of $302.9 million together with the final quarterly reduction
The GasLog Partners $260.3M Facility	BNP Paribas, Credit Suisse AG, Alpha Bank S.A. and Development Bank of Japan, Inc.	GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd. (Solaris), GAS-twenty Ltd. (Methane Shirley Elisabeth)	$260.3 million	N/A	LIBOR + applicable margin	2025	10 equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $174.4 million payable concurrently with the last installment in July 2025
The GasLog Partners $193.7M Facility	DNB Bank ASA, ING Bank N.V.	GAS-nineteen Ltd. (Methane Alison Victoria), GAS-twenty one Ltd. (Methane Heather Sally), GAS-twenty seven Ltd. (Methane Becki Anne)	$193.7 million	N/A	LIBOR + applicable margin	2025	10 equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $107.7 million payable concurrently with the last installment in July 2025

Sponsor Credit Facility

        On April 3, 2017, GasLog Partners entered into an unsecured five-year term loan of $45.0 million and a new five-year revolving credit facility of $30.0 million with GasLog. On April 5, 2017, an amount of $45.0 million under the term loan facility and an amount of $15.0 million under the revolving credit facility were drawn by the Partnership, with the latter fully repaid on May 22, 2017. On March 23, 2018, the $45.0 million term loan under the Sponsor Credit Facility with GasLog was prepaid and terminated. The revolving credit facility provides for an availability period of five years. Each borrowing under the Sponsor Credit Facility accrues interest at a rate of 9.125% per annum with an annual 1.0% commitment fee on the undrawn balance.

        The Sponsor Credit Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the Sponsor Credit Facility covenants require that at all times GasLog must continue to control, directly or indirectly, the affairs or composition of the Partnership's board of directors and any amendment to our partnership agreement, in the reasonable opinion of the lender, must not be adverse to its interests in connection with the Sponsor Credit Facility.

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

        The obligations under the aforementioned facility are secured by a first priority mortgage over each vessel, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to each vessel, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility are guaranteed by the Partnership and its subsidiary GasLog Partners Holdings LLC guaranteeing up to the value of the commitments relating to the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar and by GasLog and GasLog Carriers for up to the value of the outstanding commitments on the remaining vessels under the facility (which are owned by subsidiaries of GasLog). The facility includes customary restrictive covenants which include a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market values of the collateral vessels (without taking into account any charter arrangements) were to fall below 115.0% of the aggregate outstanding principal balances for the first two years after each drawdown and below 120.0% at any time thereafter.

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

  •
  the ratio of EBITDA over our debt service obligations (including interest and debt repayments) on a trailing 12 months' basis must be not less than 110.0%. The ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110.0% when cash and cash equivalents and short-term investments are at least $110,000; and

  •
  the market value adjusted net worth of GasLog must at all times be not less than $350.0 million.

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

        The obligations under the 2019 GasLog Partners Facility, are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. The obligations under the facility are guaranteed by the Partnership and GasLog Partners Holdings.

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

GasLog Partners $260.3M Facility

        On July 16, 2020, GasLog Partners entered into a credit agreement of $260.3 million with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above. The purpose of the facility was the refinancing of the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd including the payment of loan fees under this facility. The vessels covered by the GasLog Partners $260.3M Facility are the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris.

        The relevant amount of $260.3 million was drawn on July 21, 2020, out of which $258.5 million was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd. The facility will amortize over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $174.4 million payable concurrently with the last installment in July 2025. The credit facility bears interest at USD LIBOR plus a margin.

        On October 15, 2020, the Development Bank of Japan Inc. ("DBJ") acceded as a new lender in the facility via transfer certificate. BNP Paribas and Credit Suisse each transferred $25.0 million of their commitment to DBJ following the consent of the Borrowers. Alpha Bank S.A. retained the participation amount it was allocated as an original lender.

        The obligations under the GasLog Partners $260.3M Facility, are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. The obligations under the facility are guaranteed by the Partnership and GasLog Partners Holdings.

        The GasLog Partners $260.3M Facility is subject to specified financial covenants that apply to GasLog Partners on a consolidated basis. These financial covenants include the following:

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

        The GasLog Partners $260.3M Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration, if certain prepayment and security provisions are not met. In addition, the GasLog Partners $260.3 million Facility contains covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then outstanding amount under the facility. If GasLog Partners fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and if it fails to do so its lenders could accelerate our indebtedness.

        The GasLog Partners $260.3M Facility also imposes certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the partnership structure without approval from the lenders.

GasLog Partners $193.7M Facility

        On July 16, 2020, GasLog Partners entered into a credit agreement of $193.7 million with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above. The purpose of the facility was to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. and for general corporate purposes. The vessels covered by the GasLog Partners $193.7M Facility are Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne.

        The relevant amount of $193.7 million was drawn down on July 21, 2020, out of which $174.9 million was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. The facility will amortize over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $107.7 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin.

        The obligations under the GasLog Partners $193.7M Facility, are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. The obligations under the facility are guaranteed by the Partnership and GasLog Partners Holdings.

        The GasLog Partners $193.7M Facility is subject to specified financial covenants that apply to GasLog Partners on a consolidated basis. These financial covenants include the following:

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

        The GasLog Partners $193.7M Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration, if certain prepayment and security provisions are not met. In addition, the GasLog Partners $193.7M Facility contains covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 130.0% of the then outstanding amount under the facility. If GasLog Partners fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and if it fails to do so its lenders could accelerate our indebtedness.

        The GasLog Partners $193.7M Facility also imposes certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the partnership structure without approval from the lenders.

Contracted Charter Revenues

        The following table summarizes GasLog Partners' contracted charter revenues and vessel utilization as of December 31, 2020:

	For the Year Ending December 31,
	2021	2022	2023	2024	2025 - 2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	$237.3	$189.3	$149.9	$70.4	$80.8	$727.7
Total contracted days(1)(2)	4,079	3,111	2,016	823	940	10,969
Total available days(6)	5,325	5,475	5,355	5,430	10,680	32,265
Total unfixed days(7)	1,246	2,364	3,339	4,607	9,740	21,296
Percentage of total contracted days/total available days	76.6%	56.8%	37.6%	15.2%	8.8%	34.0%

  After giving effect to the charter parties signed from December 31, 2020 until March 1, 2021, the percentage of total contracted days to total available days for the year 2021 increased to 80.7%.

(1)
Reflects time charter revenues and contracted days for the 15 LNG carriers in our fleet as of December 31, 2020.

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

(7)
Unfixed days represent available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

        The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 15 LNG carriers in our fleet as of December 31, 2020. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see "Item 3. Key Information—D. Risk Factors". For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Quantitative and Qualitative Disclosures About Market Risk

        For information about our exposure to market risks, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Capital Expenditures in Relation to Vessel Acquisitions

        As of December 31, 2020, there are no commitments for capital expenditures related to our fleet with respect to vessel acquisitions. In the event we decide to exercise our options to purchase additional ships from GasLog, we expect to finance the costs with cash from operations and a combination of debt and equity financing, if available on acceptable terms.

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

        Recoverable amount is the higher of fair value less costs to sell and value in use. Our estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind. In assessing the fair value less cost to sell of the vessel, we obtain charter-free market values for each vessel from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by our lenders for determining compliance with the relevant covenants in our credit facilities. Vessel values can be highly volatile, so the charter-free market values may not be indicative of the current or future market value of our vessels, or prices that could be achieved if we were to sell them. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future charter rates, vessel operating expenses and the discount rate.

        The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2019 and December 31, 2020, after giving effect to the aggregate impairment charge of $138.8 million recorded against our five Steam vessels for the year ended December 31, 2019 and $23.9 million recorded against four of our five Steam vessels for the year ended December 31, 2020.

				Carrying values(1) (in thousands of U.S. dollars)
Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	December 31, 2019	December 31, 2020
GasLog Shanghai(3)(4)	January 2013	155,000	$189,619	$154,991	$149,712
GasLog Santiago(3)(4)	March 2013	155,000	189,560	165,288	159,552
GasLog Sydney(3)(8)	May 2013	155,000	195,947	172,969	167,062
GasLog Seattle(3)(8)	December 2013	155,000	201,738	170,578	164,516
Solaris(3)(8)	July 2014	155,000	201,849	172,343	166,955
Methane Rita Andrea(2)(5)(8)	April 2014	145,000	156,613	99,030	90,533
Methane Jane Elizabeth(5)(8)	April 2014	145,000	156,613	102,078	97,362
Methane Alison Victoria(2)(6)(8)	June 2014	145,000	156,610	96,604	96,385
Methane Shirley Elisabeth(2)(6)(8)	June 2014	145,000	156,599	103,432	90,283
Methane Heather Sally(2)(6)(8)	June 2014	145,000	156,599	105,916	103,274
Methane Becki Anne(7)(8)	March 2015	170,000	232,334	199,522	197,834
GasLog Greece(3)(8)	March 2016	174,000	209,195	186,630	180,882
GasLog Glasgow(3)(8)	June 2016	174,000	208,532	187,466	181,742
GasLog Geneva(3)(8)	September 2016	174,000	203,867	184,598	178,710
GasLog Gibraltar(3)(8)	October 2016	174,000	203,835	184,985	179,097

Total			$2,819,510	$2,286,430	$2,203,899

(1)
Our vessels are stated at carrying values (see Note 3 to our consolidated financial statements included elsewhere in this annual report). An aggregate impairment loss of $138.8 million was recorded for the year ended December 31, 2019 and $23.9 million was recorded for the year ended December 31, 2020.

(2)
Indicates vessels for which we recorded an impairment loss of $23.9 million in the aggregate for the year ended December 31, 2020.

(3)
The construction of these vessels was completed on the acquisition date.

(4)
The market value of each vessel individually exceeds the carrying value of that vessel as of December 31, 2020.

(5)
The vessels were built in 2006.

(6)
The vessels were built in 2007.

(7)
The vessel was built in 2010.

(8)
Indicates vessels for which, as of December 31, 2020, the basic charter-free market value is lower than the vessel's carrying value. After the impairment loss recognition of $23.9 million, the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $210.9 million as of December 31, 2020. The values in use for each of the GasLog Sydney, the GasLog Seattle, the Solaris, the Methane Jane Elizabeth, the Methane Becki Anne, the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar were higher than the respective carrying amounts of these vessels and, consequently, no impairment loss was recognized.

        As of June 30, 2020 and December 31, 2020, the carrying amounts of each of the five Steam vessels (the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally) and six TFDE vessels (the GasLog Sydney, the GasLog Seattle, the Solaris, the Methane Becki Anne, the GasLog Greece and the GasLog Glasgow) were higher than the charter-free market values estimated by ship brokers, while two additional TFDE vessels, the GasLog Geneva and the GasLog Gibraltar had carrying amounts higher than their estimated charter-free market values as of December 31, 2020 only. We concluded that this, together with certain other events and circumstances such as the downward pressure on economic activity and energy demand, as well as the significant uncertainty regarding future LNG demand and, therefore, LNG shipping requirements pursuant to the COVID-19 pandemic, combined with our reduced expectations for the estimated rates at which employment for the Partnership's vessels could be secured over the near-term in the spot market, indicated the existence of potential impairment of these vessels. As a result, we performed an impairment assessment for these vessels by comparing their values in use, being the discounted projected net operating cash flows for these vessels to their carrying values as of June 30, 2020 and December 31, 2020. The assumptions that we used in our discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including management costs), residual values and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimate of charter rates for non-contracted revenue days and the discount rate.

        Revenue assumptions were based on contracted time charters up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet's historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of the assessment date, (iii) historical average time charter rates, based on publications by independent third party maritime research services ("maritime research publications"), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) our internal assessment of long-term charter rates achievable by each class of vessel. See Note 2 to our consolidated financial statements included elsewhere in this report.

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

        In our impairment assessment, the rate used to discount future estimated cash flows to their present values was approximately 6.1% to 6.4% as of December 31, 2020 (7.0% to 7.25% as of December 31, 2019). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties.

        As a result of its impairment assessments in the year ended December 31, 2020, the Partnership recognized a non cash impairment loss of $23.9 million for four of its five Steam vessels built in 2006 and 2007 and determined there was no impairment of the remaining Steam vessel and eight TFDE vessels.

        In connection with the impairment testing of our vessels as of December 31, 2020, for the nine vessels with carrying amounts higher than the estimated charter-free market value, we performed a sensitivity analysis on the most difficult, subjective, or complex assumption that has the potential to affect the outcome of the impairment exercise, which is the average re-chartering hire rate used to forecast future cash flows for non-contracted days. The following table summarizes the average results of the sensitivity analysis that we performed for the one Steam vessel and the eight TFDE vessels for which no impairment loss was recognized.

Propulsion	Average re-chartering hire rate used(1)	Average break-even re-chartering hire rate(2)	Variance (Amount)	Variance (%)
TFDE	$64,407	$48,387	$16,020	24.9%
Steam(3)	$40,000	$39,976	$24	0.1%

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

(3)
In the year ended December 31, 2019, an impairment loss of $29.5 million was recognized with respect to this vessel.

Recent Accounting Pronouncements

        See Note 2 to our consolidated financial statements included elsewhere in this annual report.

C. Research and Development, Patents and Licenses, etc.

        Not applicable.

D. Trend Information

        See "Item 5. Operating and Financial Review and Prospects—Overview—Industry Overview and Trends".

E. Off-Balance Sheet Arrangements

        As of December 31, 2020, we do not have any transactions, obligations or relationships that should be considered off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

        Our contractual obligations as of December 31, 2020 were:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Long-term debt obligations	1,304,914	109,673	219,347	752,791	223,103
Interest on long-term debt obligations(1)	139,481	29,948	66,221	38,149	5,163
Lease liabilities	458	345	113	—	—
Amounts due to related parties(2)	7,525	7,525	—	—	—
Amounts due for management, commercial and administrative services fees(3)	4,459	4,459	—	—	—

Total	1,456,837	151,949	285,681	790,940	228,266

(1)
Our interest commitment on our floating long-term debt is calculated based on an assumed applicable interest rate of 2.5%, which takes into account the applicable LIBOR spot rate at December 31, 2020 and applicable margin spreads in our credit facilities while 1.0% is used for the commitment fees of our Sponsor Credit Facility.

(2)
Amounts due to related parties represent mainly payments made by GasLog to cover operating expenses. See Note 13 to our consolidated financial statements.

(3)
This includes the amounts due under our contractual obligations under our amended ship management agreements and our amended commercial management agreements signed with GasLog LNG Services for their non-terminable periods. In addition, it includes the amounts due under the amended administrative services agreement for its non-terminable period. The amended ship management agreements provide for a monthly management fee of $46,000 per vessel and the amended commercial management agreements provide for a fixed annual fee of $360,000 per vessel and may be terminated by either party giving three months' notice. The administrative services agreement, as amended, provides for a fixed annual fee of $313,884 per vessel and may be terminated by either party at any time giving the other party not less than three months' written notice. The contractual obligations table includes ship management services fees, commercial management services fees and administrative services fees for three months.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers. We rely solely on the executive officers of GasLog or its applicable affiliate who provide executive officer services for our benefit pursuant to the administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors. The business address for each of our directors and executive officers is 69 Akti Miaouli, 18537 Piraeus, Greece. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: Curtis V. Anastasio, Daniel R. Bradshaw, Roland Fisher and Julian R. Metherell. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Curtis V. Anastasio	64	Chairman of the Board of Directors/Director
Daniel R. Bradshaw	74	Class III Director
Roland Fisher(1)	49	Class I Director
Julian R. Metherell(2)	57	Director
Paul A. Wogan(3)	58	Director/Chief Executive Officer
Achilleas Tasioulas(4)	45	Chief Financial Officer
Paolo Enoizi	48	Chief Operating Officer

(1)
Mr. Fisher was appointed a director on February 8, 2021

(2)
Mr. Metherell was appointed a director on August 6, 2020

(3)
Mr. Wogan was appointed Chief Executive Office on September 16, 2020 and appointed a director on August 6, 2020

(4)
Mr. Tasioulas was appointed Chief Financial Officer on July 1, 2020

        Our Class I and Class III Directors were elected by our common unitholders and will hold office until the 2022, and 2021 annual meetings of limited partners, respectively. Our other directors were appointed by our general partner in its sole discretion. See "—C. Board Practices".

        Certain biographical information about each of these individuals is set forth below.

        Curtis V. Anastasio has been the Executive Chairman of our board of directors since our inception to May 2016 and Non-Executive Chairman from May 2016 to date. From the time he led the initial public offering in April of 2001 to his retirement on December 31, 2013, Mr. Anastasio was the president and chief executive officer of NuStar Energy L. P., a publicly traded MLP based in San Antonio, Texas. Mr. Anastasio was also president and chief executive officer of NuStar GP Holdings, LLC, a position he held since the company's initial public offering in 2006. In addition, Mr. Anastasio serves as a director and chairman of the Audit Committee of Par Pacific Holdings (previously Par Petroleum Corporation) a growth-orientated company that manages and maintains interests in energy related assets, and serves as a director and chairman of the Audit Committee of the Chemours Company. Between 2013 and 2019, Mr. Anastasio served on the board of the Federal Reserve Bank of Dallas. Mr. Anastasio received a Juris Doctorate degree from Harvard Law School in 1981 and a Bachelor of Arts degree, Magna cum Laude, from Cornell University in 1978.

        Daniel R. Bradshaw has been a director since the closing of our IPO in 2014. From 1978 to 2019, Mr. Bradshaw worked at the law firm of Johnson Stokes & Master, now Mayer Brown, in Hong Kong; from 1983 to 2003 as a partner and between 2003 and 2019 as a senior consultant. In addition, Mr. Bradshaw is an independent non-executive director and Chairman of World WildLife Fund for Nature Hong Kong and an independent non-executive director of IRC Limited, an affiliate of Petropavlovsk PLC. Mr. Bradshaw received a Master of Laws degree from the Victoria University of Wellington in 1971.

        Roland Fisher was appointed to our board of directors on February 8, 2021. Mr. Fisher is the founder of Gasfin Development, a company recognized for pioneering mid-scale LNG infrastructure in multiple markets. Gasfin is a partner in the Tema LNG Terminal in Ghana, Sub-Sahara Africa's first LNG terminal, and developed the unique LNG regasification barge and floating storage unit being employed there. Prior to founding Gasfin, Mr. Fisher was Chief Financial Officer at TGE Group, a specialist cryogenic gas engineering business. Previously, Mr. Fisher also spent 10 years in private equity investment roles with Caledonia Investments and Actis working on a diverse portfolio from natural resources to financial services across Europe, Southern Africa and South America. He started his career with Deloitte in London. Mr. Fisher is a Chartered Accountant (ICAEW), holds an MBA with Distinction from INSEAD, and an MA (Hons) from Edinburgh University. He sits on the investment committee of Nash & Co and is a Trustee of Kasanka National Park in Zambia.

        Julian R. Metherell was appointed to our board of directors on August 6, 2020; he is also vice chairman of GasLog Ltd and has served on the GasLog board of directors since October 2011. Mr. Metherell is currently a director of MW&L Capital; he also sits on the board of a number of private companies including Wellsafe, Natural Capital Research and Chairman Mentors International. He was the chief financial officer and a director of Genel Energy plc, a leading independent oil and gas exploration and production company operating in the Kurdistan Region of Iraq. Genel Energy plc is the successor to Vallares Plc, a publicly listed acquisition company which Mr. Metherell co-founded in April 2011. From 1999 to 2011, Mr. Metherell was a partner at The Goldman Sachs Group, Inc., where he served as chief executive officer of the UK investment banking division. Prior to joining Goldman Sachs, Mr. Metherell was a director in the European energy group at Dresdner Kleinwort, a London-based investment bank. Mr. Metherell is a graduate of Manchester University, where he received a B.Sc. degree, and of Cambridge University, where he received an M.B.A.

        Paul A. Wogan has served as our CEO since September 2020 and has been a member of our board of directors since August 2020. From 2008 until February 2012, Mr. Wogan served as senior independent director of Clarksons PLC. From 2000 to 2008, Mr. Wogan worked for Teekay Corporation, where from November 2003 to March 2008 he served as president of Teekay Tanker Services, with responsibility for the company's fleet of crude and product tankers. Prior to joining Teekay Corporation, Mr. Wogan served as chief executive officer of Seachem Tankers Ltd. From 2009 to 2014, Mr. Wogan was a non-executive director of Sure Wind Marine Ltd., a company that owns and operates vessels that provide services to the offshore wind industry. Mr. Wogan is a graduate of Exeter University and has an MBA from Cranfield School of Management. Mr. Wogan also serves as Chief Executive Officer of GasLog Ltd., a position he has held since January 2013, and has been a member of the GasLog Ltd. board of directors since May 2015.

        Achilleas Tasioulas has served as our CFO and CFO of GasLog since July 2020. He joined GasLog in October 2014 as Financial Controller and his role was expanded to Chief Risk Officer, Financial Controller and Head of Tax in August 2017 and Deputy CFO of GasLog in December 2019

and has over 13 years of experience in the shipping industry. During his years with GasLog he has been actively engaged in our growth, capital markets activity and has developed considerable experience in operations, corporate finance, treasury and risk management. Achilleas is also a Board Member of Gastrade and a Director of several Group subsidiaries. Immediately prior to joining GasLog, Achilleas was Corporate Controller for NYSE-listed Danaos Corporation for 6 years. He is an ICAEW Fellow Chartered Accountant, has an MSc in Project Analysis, Finance and Investments from the University of York and a BSc in Economics from the University of Macedonia in Greece. Furthermore, he has completed executive education programs in Advance Corporate Finance in London Business School and Strategic Financial Leadership in Stanford University Graduate School of Business.

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

Board Leadership Structure

        Our board leadership structure consists of our Chairman and the chairmen of our board committees. Our operational management is headed by our CEO. Mr. Wogan, as CEO, is responsible for the day-to-day operations of the Partnership, which includes decisions relating to the Partnership's general management and control of its affairs and business, and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to unitholders.

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

Executive Compensation

        The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. Mr. Andrew J. Orekar stepped down as CEO with effect from September 15, 2020 and Paul A. Wogan was appointed as CEO. For the year ended December 31, 2020, the amount of compensation we paid to our executive officers, including annual and long-term cash incentive compensation, as well as aggregate fees for administrative services provided under the administrative services agreement and severance paid to

Andrew J. Orekar in connection with the termination of his employment, totaled $1,838,459. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement". Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our general partner may participate in employee pension and benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our general partner or their affiliates, including plans that may be established in the future. We did not set aside or accrue any amounts in the year ended December 31, 2020 to provide pension, retirement or similar benefits to our senior management.

Compensation of Directors

        Each non-management director receives cash compensation for being a member of our board of directors, as well as for being a member or chairperson of a committee. During 2020, non-management directors each received a director fee of $110,000 per year. In addition, members of the audit and conflicts committees each received a committee fee of $25,000 per year whereas the chairpersons of such committees received a fee of $50,000 per year. Our chairman receives an additional chair fee and received director fees totaling $260,000 in 2020. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

        We did not set aside or accrue any amounts in the year ended December 31, 2020 to provide pension, retirement or similar benefits to our directors.

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

        On April 1, 2020, we granted our executive officers and employees an aggregate of 233,688 restricted common units and 233,688 phantom performance common units, with an aggregate fair value as of the grant date of $944,100. These awards vest on the third anniversary of the grant date, subject to the recipients' continued service; vesting of the phantom stock units is also subject to the achievement of certain performance targets. They may be settled in cash or newly issued units, or a combination thereof, at our discretion. On September 25, 2020 an aggregate of 344,262 common units accelerate vested as a result of the termination of Andrew Orekar, CEO GasLog Partners.

        As of December 31, 2020, we have 179,956 common units reserved for issuance under the Plan (equal to approximately 0.38% of the 47,517,824 common units outstanding).

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

        Since August 2020, our board of directors has consisted of five members, three of whom are appointed by our general partner in its sole discretion and two of whom are elected by our common unitholders. The directors appointed by our general partner serve until a successor is duly appointed by the general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. At our 2015 annual meeting, the Class I elected director was elected to serve for a one year term expiring on the date of the succeeding annual meeting, the Class II elected director was elected to serve for a two-year term expiring on the second succeeding annual meeting and the Class III elected director was elected to serve for a three-year term expiring on the third succeeding annual meeting. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. In order to effectuate cost savings, the Partnership Agreement was amended in August 2020 to reduce the size of the board of directors. In connection with such amendment, the number of directors was decreased from seven to five, the number of Appointed Directors decreased from four to three and the Class II Elected Director seat was eliminated.

        If our general partner exercises its right to transfer the power to elect a majority of our directors to the common unitholders, an additional director will thereafter be elected as a Class II director by our common unitholders. Our general partner may exercise this right in order to permit us to claim, or continue to claim, an exemption from U.S. federal income tax under Section 883 of the Code. See "Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership".

        The Class I and Class III directors elected by our common unitholders, Mr. Anastasio and Mr. Metherell were determined by our board to be independent under the standards of the NYSE and the rules and regulations of the SEC. The elected directors also qualify as independent of GasLog under our partnership agreement so as to be eligible for membership on our conflicts committee.

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

        We are a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a "foreign private issuer" is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a "foreign private issuer" to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors and (ii) the requirement that a compensation committee or a nominating/corporate governance committee be established. Four of our five directors qualify as independent. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

        Our board of directors meets regularly throughout the year. In 2020, the board met 13 times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present.

Committees of the Board of Directors

Audit Committee

        We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Curtis V. Anastasio, Daniel R. Bradshaw and Julian R. Metherell, with Curtis V. Anastasio serving as the chair of the audit committee. Our board of directors has determined that each of Curtis V. Anastasio, Daniel R. Bradshaw and Julian R. Metherell satisfies the independence standards established by the NYSE, and that Julian R. Metherell qualifies as an "audit committee financial expert" for purposes of SEC rules and regulations.

Conflicts Committee

        We also have a conflicts committee that is available at the board of directors' discretion to review specific matters that the board of directors believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee must meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and may not be any of the following: (a) officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the general partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan, equity compensation plan or similar plan of the Partnership or its subsidiaries). Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our conflicts committee is comprised of Daniel R. Bradshaw and Roland Fisher, with Daniel R. Bradshaw serving as chair of the conflicts committee.

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

D. Employees

        We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2020, GasLog employed (directly and through manning agents) approximately 1,866 seafaring staff who serve on GasLog's owned and managed vessels (including our fleet) as well as 170 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements".

        LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. As a result, GasLog has historically enjoyed high retention rates. In 2020, GasLog's retention rate was 97% for senior seagoing officers, 94% for other seagoing officers and 97% for shore staff.

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

ITEM 7.    MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Unitholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common units as of February 25, 2021 held by:

  •
  each of our executive officers;

  •
  each of our directors;

  •
  all our directors and officers as a group; and

  •
  each holder known to us to beneficially own 5% or more of our units;

        Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 47, 517,824 common units outstanding as of February 25, 2021. Each issued and outstanding common unit entitles the unitholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all unitholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Common Units Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Curtis V. Anastasio	*	*
Daniel R. Bradshaw	—	—
Roland Fisher	—	—
Julian R. Metherell	—	—
Paul A. Wogan	*	*
Achilleas Tasioulas	—	—
Paolo Enoizi	—	—
All directors and officers as a group	*	*
Other 5% beneficial owners
GasLog Ltd.(1)	14,791,602	31.1%
Invesco Ltd.(2)	10,017,810	21.1%
FMR LLC(3)	1,065,369	2.2%

(1)
GasLog Ltd. is effectively controlled by its chairman, Peter G. Livanos, who is deemed to beneficially own, directly or indirectly, 41.4% of the issued and outstanding common shares of GasLog Ltd. Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of GasLog Ltd.

(2)
Based on information contained in the Schedule 13G filed with the SEC on February 14, 2021, Invesco Ltd. has sole voting power over 10,017,810 common units.

(3)
Based on information contained in the Schedule 13G filed with the SEC on March 10, 2020, FMR LLC has sole voting power over 1,065,369 common units.

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

        As a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership's directors in accordance with the partnership agreement, GasLog has the ability to control the Partnership's affairs and policies. GasLog will retain the ability to control the Partnership's affairs and policies through its ownership of the general partner post completion of the Transaction announced by GasLog on February 22, 2021, under which GEPIF will acquire all of the outstanding common shares of GasLog that are not held by the Rolling Shareholders of GasLog in exchange for $5.80 in cash per common share. The Transaction is expected to close in the second quarter of 2021. See "Item 6. Directors, Senior Management and Employees—C. Board Practices".

        As of February 25, 2021, we had 3 common unitholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 32,726,218 common units, representing 68.9% of our outstanding common units and a 64.7% ownership interest in us. We believe that the units held by CEDE & CO. include common units beneficially owned by both holders in the United Sates and non-U.S. beneficial owners.

B. Related Party Transactions

        From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. The related party transactions that we have entered into or were party to during the year ended December 31, 2020 are discussed below.

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

LNG Carrier Purchase Options

        On August 27, 2019, GasLog entered into a 10-year time charter agreement with Sinolam for the GasLog Singapore. The vessel is expected to commence its charter to Sinolam after the vessel's dry-docking and conversion to an FSU. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On March 15, 2019, GasLog entered into an eight-year time charter agreement with Endesa for the GasLog Warsaw. The vessel is expected to commence its charter to Endesa in May 2021. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On January 12, 2018, GasLog signed an agreement with Centrica for the GasLog Windsor to be chartered to Centrica upon delivery in 2020 for an initial term of seven years. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On March 28, 2019, GasLog entered into a 12-year time charter agreement with JERA for the GasLog Wales. The vessel is expected to deliver from Samsung in April 2020, at which point it will commence its 12-year time charter. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On May 30, 2018, GasLog signed an agreement with Centrica for the GasLog Westminster to be chartered to Centrica upon delivery in 2020 for an initial term of seven years. Within 30 days of the commencement of the charter, GasLog will be required to offer us the opportunity to purchase the vessel at fair market value as determined pursuant to the omnibus agreement.

        On August 16, 2018, GasLog signed an agreement with Cheniere for the GasLog Georgetown and the GasLog Galveston to be chartered to Cheniere upon delivery in 2020 for initial terms of seven years. Within 30 days of the commencement of each of the charters, GasLog will be required to offer us the opportunity to purchase the vessels at fair market value as determined pursuant to the omnibus agreement.

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

        For periods through the year ended December 31, 2020, GasLog received a service fee of $0.5 million per vessel per year in connection with providing services under the administrative services agreement. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month. The aggregate fees and expenses for services under the administrative services agreement for the year ended December 31, 2020 was $7.8 million, which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, the vessel acquired from GasLog in 2016, the three vessels acquired in 2017, the two vessels acquired from GasLog in 2018 and the GasLog Glasgow from its acquisition in 2019.

        In December 2020, the board of directors approved a decrease in the service fee payable to GasLog under the terms of the administrative services agreement. With effect from January 1, 2021 a service fee of $0.3 million per vessel per year will be payable.

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

        Management fee.    Pursuant to the amended ship management agreements, the vessel-owning subsidiaries, as owners, will pay a management fee of $46,000 per month to GasLog LNG Services, as manager, and will reimburse GasLog LNG Services for all expenses incurred on their behalf. The aggregate fees and expenses for services under these management agreements for the year ended December 31, 2020 were $7.7 million, which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, the vessel acquired from GasLog in 2016, the three vessels acquired in 2017, the two vessels acquired in 2018 and the GasLog Glasgow acquired in 2019.

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

Commercial Management Agreements

        Our operating subsidiaries have entered into commercial management agreements with GasLog that were amended upon completion of the IPO, pursuant to which GasLog provides certain commercial management services to us. The annual commercial management fee is $360,000 for each vessel payable quarterly in advance. The aggregate fees and expenses under these commercial management agreements for the year ended December 31, 2020 were $5.4 million which related to the five vessels acquired from GasLog in 2014, the three vessels acquired from GasLog in 2015, the vessel acquired from GasLog in 2016, the three vessels acquired in 2017, the two vessels acquired in 2018 and the GasLog Glasgow acquired in 2019.

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

        In 2020, the Commercial Management Agreements were novated from GasLog Ltd. to GasLog LNG Services. The novation was completed to accurately reflect the Group entity providing the commercial management services to us.

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

        On May 25, 2017, in connection with the acquisition of the GasLog Greece, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding loan available to GAS-eleven Ltd. under the Assumed October 2015 Facility among GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers. On June 28, 2017, in connection with the acquisition of the GasLog Geneva, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-thirteen Ltd. In April 2018, in connection with the acquisition of the GasLog Gibraltar, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-fourteen Ltd. In April 2019, in connection with the acquisition of the GasLog Glasgow, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-twelve Ltd. As of December 31, 2020, the amount outstanding under the loans available to GAS-eleven Ltd. was $ 111.0 million, GAS-twelve Ltd. was $111.0 million, GAS-thirteen Ltd. was $115.2 million and GAS-fourteen Ltd. was $115.2 million.

        On February 20, 2019, in connection with the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amounts of outstanding loan available to GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., as borrowers, under the 2019 GasLog Partners Facility. As of December 31, 2020, the amount outstanding under the loans available was $398.5 million.

        On July 16, 2020, in connection with the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amounts of outstanding loan available to GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, under the GasLog Partners $260.3M Facility. As of December 31, 2020, the amount outstanding under the loans available was $260.3 million.

        On July 16, 2020, in connection the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amounts of outstanding loan available to GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., as borrowers, under the GasLog Partners $193.7M Facility. As of December 31, 2020, the amount outstanding under the loans available was $193.7 million.

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

        On June 24, 2019, GasLog and GasLog Partners entered into an agreement, effective as of June 30, 2019, to modify the Partnership Agreement, thereby eliminating GasLog's IDRs. In exchange for the IDRs, GasLog received 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in earnings and distributions until such time as GasLog exercises its right to convert the Class B units to common units. On July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog's option to convert the first tranche of its Class B units. The remaining Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the

Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the Partnership's profit allocation is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner.

Consulting Services Fees

        In December 2020, GasLog Partners and GasLog reached agreement with Ceres Shipping Enterprises S.A. ("Ceres Shipping"), an entity controlled by the Livanos family, to pay a fee of US$1.0M to Ceres Shipping in consideration of the provision of services provided by employees of Ceres Shipping in support of the refinancing of all GasLog and GasLog Partners bank debt maturities due in 2021. The US$1.0 million fee was paid 60% by GasLog and 40% by GasLog Partners.

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

        Our conflicts committee is comprised of two members of our board of directors. The conflicts committee is available at the board of directors' discretion to review specific matters that the board of directors believes may involve conflicts of interest. The members of the conflicts committee must and do meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and are not and may not be any of the following: (a) officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the general partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan of the Partnership or its subsidiaries).

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

Our Cash Distribution Policy

Rationale for Our Cash Distribution Policy

        Following a challenging number of years for capital markets in midstream energy, along with declining visibility in to the Partnership's future financial performance exacerbated by the COVID-19 pandemic related uncertainty in the near term LNG and LNG shipping markets, our board of directors decided to reduce our quarterly cash distributions on our common units to $0.01 per unit from the third quarter 2020.

        As a result, the Partnership will retain approximately $22 million dollars annually, allowing it to preserve liquidity during this period of COVID-19-related uncertainty. We believe this action will further strengthen the Partnership's balance sheet, lower the fleet's breakeven, reduce its cost of capital and further enhance its competitive positioning. The Partnership expects to maintain this new policy for the immediate future.

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

  •
  Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units. GasLog owns common units representing a 31.1% ownership interest in us.

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

        During the year ended December 31, 2020, the aggregate amount of cash distribution paid to common unitholders was $38.4 million.

Preference Units Distribution Requirements

        Distributions on our Preference Units are payable quarterly on each of March 15, June 15, September 15 and December 15, or the next succeeding business day, as and if declared by our board of directors out of legally available funds for such purpose.

        For the Series A Preference Units, from and including May 15, 2017 to, but excluding, June 15, 2027, the distribution rate is 8.625% per annum per $25.00 of liquidation preference per unit (equal to $2.15625 per annum per unit). From and including June 15, 2027, the distribution rate for the Series A Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 6.31% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series A Preference Units of $0.5390625 per unit on March 16, 2020, June 15, 2020, September 15, 2020 and December 15, 2020.

        For the Series B Preference Units, from and including January 17, 2018 to, but excluding, March 15, 2023, the distribution rate is 8.200% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2023, the distribution rate for the Series B Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series B Preference Units of $0.5125 per unit on March 16, 2020, on June 15, 2020, September 15, 2020 and December 15, 2020.

        For the Series C Preference Units, from and including November 15, 2018 to, but excluding, March 15, 2024, the distribution rate is 8.500% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2024, the distribution rate for the Series C Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series C Preference Units of $0.53125 on March 16, 2020, June 15, 2020, September 15, 2020 and December 15, 2020.

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

B. Significant Changes

        See "Item 18. Financial Statements—Note 22. Subsequent Events" below.

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

  (g)
  Form of Indemnification Agreement for the Partnership's directors and certain officers; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements".

  (h)
  GasLog Partners LP 2015 Long-Term Incentive Plan; please see "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Equity Compensation Plan".

  (i)
  Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners GP LLC and GasLog Partners Holdings LLC; please see "Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement".

  (j)
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

  (l)
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

  (n)
  Facility Agreement dated July 16, 2020, relating to $260,331,250 loan facility among GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, BNP Paribas and Credit Suisse AG, as mandated lead arrangers, with BNP Paribas as agent and security agent and Credit Suisse AG as global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

  (o)
  Facility Agreement dated July 16, 2020, relating to $200,000,000 loan facility among GAS-twenty seven Ltd., GAS-twenty one Ltd. and GAS-nineteen Ltd., as borrowers, DNB (UK) Ltd. and ING Bank N.V., London Branch, as mandated lead arrangers, with DNB Bank ASA, London Branch as agent and security agent, DNB (UK) Ltd. and ING Bank N.V., London Branch as bookrunners and ING Bank N.V, London Branch as structuring and documentation bank, guaranteed by GasLog Partners LP, GasLog Partners Holdings LLC, GasLog Ltd. and GasLog Carriers Ltd.; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities".

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

  Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

        If we were to be treated as a PFIC for any tax year, a U.S. Holder that does not make either a QEF election or a "mark-to-market" election for that year, such holder hereinafter a "Non-Electing Holder", would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units or Preference Units in a tax year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding tax years, or, if shorter, the portion of the Non-Electing Holder's holding period for the common units or Preference Units before the tax year) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        In August 2020, our board of directors approved an amendment to the Partnership's sixth Amended and Restated Agreement of Limited Partnership that (1) decreased the number of directors from seven to five and (2) provided that the Board shall consist of three appointed directors and two elected directors.

        On June 24, 2019, we and GasLog entered into an agreement, effective as of June 30, 2019, to modify the Partnership Agreement, thereby eliminating GasLog's IDRs. In exchange for the IDRs, GasLog received 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in earnings and distributions until such time as GasLog exercises its right to convert the Class B units to common units. On July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog's option to convert the first tranche of its Class B units. The remaining Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the Partnership's profit allocation is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner. In connection with the modification to the IDRs we entered into a Sixth Amended and Restated Agreement of Limited Partnership which replaced the Fifth Amended and Restated Limited Partnership Agreement in its entirety. Please see our Sixth Amended and Restated Limited Partnership Agreement, filed as an exhibit hereto, for additional information about our IDRs.

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

ITEM 15.    CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

        Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2020. Based on our evaluation, the CEO and the CFO have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

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

        Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control—Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

C. Attestation Report of the Registered Public Accounting Firm

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2020 has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on Internal Control over Financial Reporting

        We have audited the internal control over financial reporting of GasLog Partners LP and subsidiaries (the "Partnership") as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Partnership and our report dated March 2, 2021 expressed an unqualified opinion on those financial statements.

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

Definition and Limitations of Internal Control over Financial Reporting

        A partnership's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A partnership's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the partnership; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the partnership are being made only in accordance with authorizations of management and directors of the partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the partnership's assets that could have a material effect on the financial statements.

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
March 2, 2021

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

ITEM 16.    [RESERVED]

ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Julian R. Metherell, whose biographical details are included in "Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management", qualifies as an "audit committee financial expert". Our board of directors has affirmatively determined that Mr. Metherell meets the definition of "independent director" for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B.    CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership, a copy of which is posted on our website and may be viewed at http://www.gaslogmlp.com. We will also provide a paper copy of this document upon the written request at no cost. Unitholders may direct their requests to the attention of our General Counsel, GasLog Partners LP, 69 Akti Miaouli, 18537 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2020.

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

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte LLP, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2018, December 31, 2019 and December 31, 2020.

        The table below sets forth the total amount billed and accrued for Deloitte LLP for services performed in 2019 and 2020, respectively, and breaks down these amounts by the category of service.

The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2019	2020
	(Expressed in millions of U.S. Dollars)
Audit fees	$0.57	$0.50

Total fees	$0.57	$0.50

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

Tax Fees

        No tax fees were billed by our principal accountant in 2019 and 2020.

Audit-related Fees

        No audit-related fees were billed by our principal accountant in 2019 and 2020.

All Other Fees

        No other fees were billed by our principal accountant in 2019 and 2020.

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

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        On July 1, 2020, GasLog elected to convert 415,000 Class B-1 units into 415,000 common units in accordance with the terms of the agreement entered into in June 2019 by GasLog and GasLog Partners regarding the elimination of the IDRs held by GasLog.

        On January 30, 2019, the Partnership announced that its board of directors approved a unit repurchase program of up to $25 million of the Partnership's common units covering the period from January 31, 2019 to December 31, 2021. On February 6, 2020, the Partnership announced that its board of directors had approved an increase in the amount available under the unit repurchase authority back up to $25.0 million. Under the terms of the repurchase program, the Partnership may repurchase common units from time to time, at the Partnership's discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Partnership is not obligated under the repurchase program to repurchase any specific dollar amount or number of common units, and the repurchase program may be modified, suspended or discontinued at any time or never utilized. Any common units repurchased by the Partnership under the program will be cancelled. As of December 31, 2020, 1,363,062 common units had been repurchased by the Partnership.

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

Independence of Directors

        The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, our board of directors is not required to be comprised of a majority of independent directors. However, our board of directors has determined that each of, Curtis V. Anastasio, Daniel R. Bradshaw, Roland Fisher and Julian R. Metherell satisfies the independence standards established by the NYSE as applicable to us.

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

ITEM 16.H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        Reference is made to pages F-1 through F-58 included herein by reference.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	Certificate of Limited Partnership of GasLog Partners LP(1)
1.2	Seventh Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(2)
2.1	Certificate of Formation of GasLog Partners GP LLC(1)
2.2	Limited Liability Company Agreement of GasLog Partners GP LLC(1)
2.3	Description of Securities
4.1	Form of Contribution Agreement(1)
4.2	Form of Omnibus Agreement(1)
4.3	Form of Administrative Services Agreement(1)
4.4	Form of Commercial Management Agreement(1)
4.5	Form of Ship Management Agreement(5)
4.7	Form of $30.0 Million Revolving Credit Agreement by and between GasLog Partners LP and GasLog Ltd.(1)
4.8	Form of Indemnification Agreement for the Partnership's directors and certain officers(5)
4.9	GasLog Partners LP 2015 Long-Term Incentive Plan(3)
4.10	Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners LP, GasLog Partners GP LLC and GasLog Partners Holdings LLC(4)

Exhibit No.	Description
4.15	Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-coordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers Ltd., previously filed as an exhibit to GasLog Ltd.'s Annual Report on Form 20-F (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report(6)
4.16	Exchange Agreement by and among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated June 24, 2019(7)
4.17
Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd., GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC(8) *
4.18
Facility Agreement dated December 12, 2019, relating to $1,052,791,260 Loan Facilities among GAS-twenty eight Ltd.; GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., and GAS-thirty five Ltd., as borrowers, Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), Bank of America National Association, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as Mandated Lead Arrangers; Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as bookrunners; DNB Bank ASA, London Branch as Agent and security agent; Citibank N.A., London Branch as ECA Agent and ECA Co-ordinator; Citibank N.A. London Branch and DNB (UK) Ltd., as Global Co-ordinators and GasLog Ltd., GasLog Carriers Ltd., GasLog Partners LP and GasLog Partners Holdings LLC as Guarantors**(9)
4.19
Facility Agreement dated July 16, 2020, relating to $260,331,250 loan facility among GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, BNP Paribas and Credit Suisse AG, as mandated lead arrangers, with BNP Paribas as agent and security agent and Credit Suisse AG as global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities"**(10)

Exhibit No.	Description
4.20	Facility Agreement dated July 16, 2020, relating to $200,000,000 loan facility among GAS-twenty seven Ltd., GAS-twenty one Ltd. and GAS-nineteen Ltd., as borrowers, DNB (UK) Ltd. and ING Bank N.V., London Branch, as mandated lead arrangers, with DNB Bank ASA, London Branch as agent and security agent, DNB (UK) Ltd. and ING Bank N.V., London Branch as bookrunners and ING Bank N.V, London Branch as structuring and documentation bank, guaranteed by GasLog Partners LP, GasLog Partners Holdings LLC, GasLog Ltd. and GasLog Carriers Ltd.; please see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities"**(10)
8.1	List of Subsidiaries of GasLog Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP's Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP's Chief Financial Officer
13.1	GasLog Partners LP Certification of Paul Wogan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes- Oxley Act of 2002
13.2	GasLog Partners LP Certification of Achilleas Tasioulas, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.3	Consent of Deloitte LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

(1)
Previously filed as an exhibit to GasLog Partners LP's Registration Statement on Form F-1 (File No. 333-195109), declared effective by the SEC on May 6, 2014, and hereby incorporated by reference to such Registration Statement.

(2)
Previously filed as Exhibit 3.2 to GasLog Partners LP's Report on Form 6-K (File No. 001-36433), filed with the SEC on August 5, 2020, hereby incorporated by reference to such Report.

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

(9)
Previously filed as an exhibit to GasLog Partners LP's Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on March 3, 2020, and hereby incorporated by reference to such Report.

(10)
Previously filed as Exhibit 10.1 to GasLog Partners LP's Report on Form 6-K (File No. 001-36433), filed with the SEC on August 5, 2020, and hereby incorporated by reference to such Report.

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

GASLOG PARTNERS LP,
By	/s/ PAUL A. WOGAN
	Name:	Paul A. Wogan
	Title:	Chief Executive Officer

Dated: March 2, 2021

GASLOG PARTNERS LP
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on the Financial Statements

        We have audited the accompanying consolidated statements of financial position of GasLog Partners LP and subsidiaries ("the Partnership") as of December 31, 2019 and 2020, the related consolidated statements of profit or loss, comprehensive income or loss, changes in owners'/partners' equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2021, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

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

Tangible fixed assets—Impairment of vessels—Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

        The carrying value of vessels as of December 31, 2020, was $2,203.9 million, net of an impairment loss of $23.9 million recognized in 2020.

        The Partnership's vessels are evaluated for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, and conversely for reversal of impairment. For each vessel for which impairment indicators or impairment reversal indicators are identified, management estimates the recoverable amount, which is the higher of fair value less cost to sell and value in use, and compares it to the carrying value. The Partnership assesses value in use using discounted future cash flows, which requires management to make estimates and assumptions, the most significant of which are charter rates for non-contracted revenue days and the discount rate. Management identifies these as key assumptions to which the outcome of the impairment assessment is most sensitive.

        At each reporting date, the Partnership reassesses its impairment assumptions and revises them as appropriate, including in the current year for the impact of COVID-19. In its impairment assessments during 2020, the Partnership revised certain assumptions for charter rates for the period up to June 30, 2025 and its assumptions for discount rates, whilst its longer term charter rate assumptions were unchanged. For Steam vessels, management's assumptions for charter rates for non-contracted revenue days decreased from an average of $41 thousand per day to $40 thousand per day compared to 2019, and management's average discount rate assumption decreased to 6.4%, resulting in further impairment losses of $23.9 million recognized on four of the Partnership's five Steam vessels during 2020. The estimated recoverable amount of all other vessels for which impairment indicators were identified exceeded their carrying value as of December 31, 2020 and, therefore, no impairment was recognized for the remaining vessels.

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

How the Critical Audit Matter Was Addressed in the Audit

        Our audit procedures related to the charter rate assumptions for non-contracted revenue days and the discount rate used by management to estimate the recoverable amount of vessels included the following:

  •
  We tested the controls over management's estimation of the recoverable amount of vessels for which impairment indicators were identified, including controls over the assumptions for the charter rate for non-contracted revenue days and the discount rate.

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

  •
  We evaluated the reasonableness of charter rates for non-contracted revenue days up to June 30, 2025 by comparing management's assumptions for each vessel type to market data, and considered actual time charters agreed with charterers for similar vessels.

  •
  We evaluated the reasonableness of management's charter rate assumptions from July 1, 2025 through the end of each vessel's useful life, for which very limited observable market data is available, by evaluating management's rationale and evidence for these assumptions, as follows:

  •
  We re-assessed the rationale and evidence for the estimated long run costs of building and financing newbuild LNG vessels and the differential between the longer term charter rates for each vessel type assumed by management, including comparison to historic new build prices, comparison of the differentials to actual charter rates and to market data available about nearer term charter rates, with particular focus on the charter rate differentials between Steam and non-Steam vessels.

  •
  We compared them with management's assumptions for the period up to June 30, 2025 for which market data was available, and assessed the reasonableness of the changes in management's charter rate assumptions over the forecast period in light of evidence gathered about the potential future evolution of the LNG shipping market, including forecasts and reports published by external industry experts.

  •
  We considered new evidence arising between Q4 2019 and Q4 2020 in our evaluation of management's assumption that the long term charter rates for each vessel type have not changed since the prior year impairment assessment.

  •
  In addition to our evaluation of management's charter rate assumptions from July 1, 2025 through the end of each vessel's useful life (which were held constant as described above) we compared management's current assumptions for the charter rate for non-contracted revenue days prior to July 1, 2025 against management's previous assumptions, and evaluated the rationale and evidence for changes in those assumptions based on observable trends in the LNG shipping market.

  •
  We also considered other relevant evidence, including shipbrokers' estimates of market values of Steam vessels that were lower than management's estimates of values in use as of December 31, 2020.

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

March 2, 2021

We have served as the Partnership's auditor since 2014.

GasLog Partners LP
Consolidated statements of financial position
As of December 31, 2019 and December 31, 2020
(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2019	December 31, 2020
Assets
Non-current assets
Other non-current assets		128	186
Tangible fixed assets	3	2,286,430	2,206,618
Right-of-use assets		1,033	516

Total non-current assets		2,287,591	2,207,320

Current assets
Trade and other receivables	4	7,147	16,265
Inventories		3,353	3,036
Prepayments and other current assets		1,597	2,691
Derivative financial instruments	17	372	—
Cash and cash equivalents		96,884	103,736

Total current assets		109,353	125,728

Total assets		2,396,944	2,333,048

Owners'/partners' equity and liabilities
Owners'/partners' equity
Common unitholders (46,860,182 units issued and outstanding as of December 31, 2019 and 47,517,824 units issued and outstanding as of December 31, 2020)	5	606,811	594,901
General partner (1,021,336 units issued and outstanding as of December 31, 2019 and December 31, 2020)	5	11,271	11,028
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2019 and December 31, 2020)	5	347,889	347,889

Total owners'/partners' equity		965,971	953,818

Current liabilities
Trade accounts payable		16,630	13,578
Due to related parties	13	5,642	7,525
Derivative financial instruments	17	2,607	8,185
Other payables and accruals	7	51,570	50,679
Borrowings—current portion	6	109,822	104,908
Lease liabilities—current portion		472	332

Total current liabilities		186,743	185,207

Non-current liabilities
Derivative financial instruments	17	6,688	12,152
Borrowings—non-current portion	6	1,236,202	1,180,635
Lease liabilities—non-current portion		414	112
Other non-current liabilities		926	1,124

Total non-current liabilities		1,244,230	1,194,023

Total owners'/partners' equity and liabilities		2,396,944	2,333,048

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of profit or loss and total comprehensive income or loss
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	Note	2018	2019	2020
Revenues	8	383,201	378,687	333,662
Net pool allocation	8,13	3,700	1,058	—
Voyage expenses and commissions	9	(7,506)	(7,308)	(10,443)
Vessel operating costs	11	(73,697)	(76,742)	(74,798)
Depreciation	3	(87,584)	(89,309)	(83,058)
General and administrative expenses	10	(19,754)	(19,401)	(18,960)
Impairment loss on vessels	3	—	(138,848)	(23,923)

Profit from operations		198,360	48,137	122,480

Financial costs	12	(72,714)	(71,998)	(50,987)
Financial income	12	2,448	1,887	295
Loss on derivatives	17	(48)	(12,795)	(14,929)

Total other expenses, net		(70,314)	(82,906)	(65,621)

Profit/(loss) and total comprehensive income/(loss) for the year		128,046	(34,769)	56,859

Earnings/(loss) per unit attributable to the Partnership, basic and diluted:	19
Common unit (basic)		1.77	(1.43)	0.55
Common unit (diluted)		1.76	(1.43)	0.52
General partner unit		1.83	(1.52)	0.55

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of changes in owners'/partners' equity
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit data)

			Common unitholders					Preference unitholders
	General partner				Class B unitholders
										Total Partners' equity	Owners' capital (Note 5)
	Units	Amounts	Units	Amounts	Units	Amounts	IDRs	Units	Amounts			Total
Balance as of January 1, 2018	836,779	11,781	41,002,121	752,456	—	—	6,596	5,750,000	139,321	910,154	216,155	1,126,309
Profit and total comprehensive income attributable to GasLog Ltd. ("GasLog")'s operations (Note 19)	—	—	—	—	—	—	—	—	—	—	25,449	25,449
Net proceeds from public offerings of common units and issuances of general partner units (Note 5)	90,753	2,171	2,553,899	60,013	—	—	—	—	—	62,184	—	62,184
Net proceeds from public offering of preference units (Note 5)	—	—	—	—	—	—	—	8,600,000	207,501	207,501	—	207,501
Settlement of awards vested during the year (Note 5)	—	—	33,998	—	—	—	—	—	—	—	—	—
Issuance of common units to GasLog in exchange for net assets contributions to the Partnership (Note 5)	—	—	1,858,975	45,000	—	—	—	—	—	45,000	(45,000)	—
Cash distributions to GasLog in exchange for net assets contributions to the Partnership	—	—	—	—	—	—	—	—	—	—	(128,482)	(128,482)
Difference between net book values of acquired subsidiaries and considerations paid	—	(337)	—	(4,675)	—	—	—	—	—	(5,012)	5,012	—
Distributions declared (Note 5)	—	(1,942)	—	(91,022)	—	—	(4,141)	—	(20,989)	(118,094)	—	(118,094)
Share-based compensation, net of accrued distribution	—	14	—	607	—	—	103	—	—	724	—	724
Modification of incentive distribution rights ("IDRs") (Note 5)	—	—	—	(25,395)	—	—	—	—	—	(25,395)	—	(25,395)
Partnership's profit and total comprehensive income (Note 19)	—	1,602	—	75,879	—	—	2,618	—	22,498	102,597	—	102,597

Balance as of December 31, 2018	927,532	13,289	45,448,993	812,863	—	—	5,176	14,350,000	348,331	1,179,659	73,134	1,252,793
IFRS 16 adjustment(1)	—	4	—	173	—	—	—	—	—	177	15	192

Balance as of January 1, 2019 (as restated(1))	927,532	13,293	45,448,993	813,036	—	—	5,176	14,350,000	348,331	1,179,836	73,149	1,252,985

Profit and total comprehensive income attributable to GasLog's operations (Note 19)	—	—	—	—	—	—	—	—	—	—	2,650	2,650
Equity offering costs	—	—	—	(288)	—	—	—	—	266	(22)	—	(22)
Repurchases of common units (Note 5)	—	—	(1,171,572)	(22,890)	—	—	—	—	—	(22,890)	—	(22,890)
Elimination of IDRs and issuance of common and Class B units (Note 5)	—	—	2,532,911	1,796	2,490,000	—	(2,391)	—	—	(595)	—	(595)
Issuance of general partner units (Note 5)	93,804	1,996	—	—	—	—	—	—	—	1,996	—	1,996
Settlement of awards vested during the year (Note 5)	—	—	49,850	—	—	—	—	—	—	—	—	—
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	—	(93,646)	(93,646)
Difference between net book values of acquired subsidiary and consideration paid	—	(357)	—	(17,490)	—	—	—	—	—	(17,847)	17,847	—
Distributions declared (Note 5)	—	(2,200)	—	(101,932)	—	—	(2,785)	—	(31,036)	(137,953)	—	(137,953)
Share-based compensation, net of accrued distribution	—	18	—	847	—	—	—	—	—	865	—	865
Partnership's loss and total comprehensive loss (Note 19)	—	(1,479)	—	(66,268)	—	—	—	—	30,328	(37,419)	—	(37,419)

Balance as of December 31, 2019	1,021,336	11,271	46,860,182	606,811	2,490,000	—	—	14,350,000	347,889	965,971	—	965,971

Equity offering costs	—	—	—	(132)	—	—	—	—		(132)	—	(132)
Repurchases of common units (Note 5)	—	—	(191,490)	(996)	—	—	—	—	—	(996)	—	(996)
Conversion of Class B units to common units (Note 5)	—	—	415,000	—	(415,000)	—	—	—	—	—	—	—
Settlement of awards vested during the year (Note 5)	—	—	434,132	—	—	—	—	—	—	—	—	—
Distributions declared (Note 5)	—	(839)	—	(38,389)	—	—	—	—	(30,328)	(69,556)	—	(69,556)
Share-based compensation, net of accrued distribution	—	35	—	1,637	—	—	—	—	—	1,672	—	1,672
Partnership's profit and total comprehensive income (Note 19)	—	561	—	25,970	—	—	—	—	30,328	56,859	—	56,859

Balance as of December 31, 2020	1,021,336	11,028	47,517,824	594,901	2,075,000	—	—	14,350,000	347,889	953,818	—	953,818

(1)
Restated so as to reflect an adjustment introduced due to the adoption of International Financial Reporting Standard ("IFRS") 16 Leases on January 1, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Consolidated statements of cash flows
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars)

	Note	2018	2019	2020
Cash flows from operating activities:
Profit/(loss) for the year		128,046	(34,769)	56,859
Adjustments for:
Depreciation	3	87,584	89,309	83,058
Impairment loss on vessels	3	—	138,848	23,923
Financial costs	12	72,714	71,998	50,987
Financial income	12	(2,448)	(1,887)	(295)
Unrealized loss on derivatives held for trading	17	1,411	13,858	8,568
Share-based compensation	10	1,034	1,158	1,908
Realized foreign exchange losses	3	—	542	—

		288,341	279,057	225,008
Movements in operating assets and liabilities:
(Increase)/decrease in trade and other receivables		(9,847)	6,601	(9,150)
(Increase)/decrease in inventories		(58)	26	317
Change in related parties, net		(20,498)	17,559	(1,971)
Decrease/(increase) in prepayments and other current assets		520	(352)	(1,094)
(Increase)/decrease in other non-current assets		(800)	672	(58)
Increase/(decrease) in other non-current liabilities		1,439	(1,245)	(281)
Increase/(decrease) in trade accounts payable		185	3,651	(1,807)
Increase in other payables and accruals		588	851	2,739

Cash provided by operations		259,870	306,820	213,703

Interest paid		(63,227)	(67,759)	(47,088)

Net cash provided by operating activities		196,643	239,061	166,615

Cash flows from investing activities:
Payments for tangible fixed asset additions		(24,177)	(13,940)	(23,618)
Return of capital expenditures	3	—	7,465	—
Financial income received		2,361	1,950	326
Purchase of short-term investments		(38,000)	(33,000)	—
Maturity of short-term investments		28,000	43,000	—

Net cash (used in)/provided by investing activities		(31,816)	5,475	(23,292)

Cash flows from financing activities:
Borrowings drawdowns	18	25,940	445,000	479,984
Borrowings repayments	18	(209,336)	(465,195)	(540,701)
Payment of loan issuance costs	18	(153)	(6,173)	(7,362)
Proceeds from entering into interest rate swaps	17	—	—	16,056
Payments for termination of interest rate swaps	17	—	—	(13,210)
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	5	62,516	1,996	—
Proceeds from public offering of preference units (net of underwriting discounts and commissions)		208,394	—	—
Repurchases of common units	5	—	(22,890)	(996)
Payment of offering costs		(915)	(1,670)	(146)
Cash distributions to GasLog in exchange for contribution of net assets	3	(128,482)	(93,646)	—
Payments for IDR modification (including third-party fees)		(25,002)	—	—
Distributions paid	5	(118,094)	(137,953)	(69,556)
Payments for lease liabilities		—	(491)	(540)

Net cash used in financing activities		(185,132)	(281,022)	(136,471)

(Decrease)/increase in cash and cash equivalents		(20,305)	(36,486)	6,852

Cash and cash equivalents, beginning of the year		153,675	133,370	96,884

Cash and cash equivalents, end of the year		133,370	96,884	103,736

Non-Cash Investing and Financing Activities:
Capital expenditures included in liabilities at the end of the year		11,442	10,261	13,261
Financing costs included in liabilities at the end of the year	18	—	164	—
Offering costs included in liabilities at the end of the year		1,067	14	—
Issuance of common units to GasLog in exchange for contribution of net assets	5	45,000	—	—
Liabilities related to leases at the end of the year		47	65	—

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

1. Organization and Operations

        GasLog Partners LP ("GasLog Partners" or the "Partnership") was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, being a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas ("LNG") carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the "IPO") on May 12, 2014.

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

        Since its IPO, the Partnership has acquired from GasLog 100% of the ownership interests in 15 vessel-owning entities in aggregate, including the ones mentioned above. The above acquisitions were accounted for as reorganizations of companies under common control. The Partnership's historical results and net assets were retroactively restated to reflect the historical results of the acquired entities from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

        As of December 31, 2020, GasLog holds a 35.3% ownership interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership's directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership's affairs and policies.

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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

1. Organization and Operations (Continued)

        As of December 31, 2020, the companies listed below were 100% held by the Partnership:

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

        In considering going concern, management has reviewed the Partnership's future cash requirements, covenant compliance and earnings projections. As of December 31, 2020, the Partnership's current assets totaled $125,728 while current liabilities totaled $185,207, resulting in a negative working capital position of $59,479. Current liabilities include an amount of $25,828 of unearned revenue in relation to vessel hires received in advance (which represents a non-cash liability that will be recognized as revenues after December 31, 2020 as the services are rendered). In considering going concern, management has reviewed the Partnership's future cash requirements,

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

covenant compliance and earnings projections, incorporating the negative impact of the COVID-19 pandemic on near-term market rates.

        Management monitors the Partnership's liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Taking into account the volatile commercial and financial market conditions experienced throughout 2020, management anticipates that the Partnership's primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing debt facilities. Management believes that these anticipated sources of funds, as well as its decision to decrease the common unit distributions and preserve liquidity, will be sufficient for the Partnership to meet its liquidity needs and to comply with its banking covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, the Partnership may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that the Partnership will be able to obtain additional debt or equity financing on terms acceptable to the Partnership, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the LNG charter market, that are beyond the Partnership's control. The Partnership's long-term ability to repay its debts and maintain compliance with its debt covenants for at least twelve months from the date of this report without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in 2020 as a result of the COVID-19 outbreak.

        On March 2, 2021, the Partnership's board of directors authorized the consolidated financial statements for issuance and filing.

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
For the years ended December 31, 2018, 2019 and 2020
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

        Pool revenues were recognized on a gross basis representing time charter revenues earned by a GasLog Partners vessel participating in the pool under charter agreements where GasLog Partners contracted directly with charterers. Revenue was recognized on a monthly basis, when the vessel was made available and services were provided to the charterer during the period, the amount could be estimated reliably and collection of the related revenue was reasonably assured.

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

        Management believes that mobilization of a vessel from a previous port of discharge to a subsequent port of loading does not result in a separate benefit for charterers and that the activity is thus incapable of being distinct. This activity is considered to be a required set-up activity to fulfill the contract. Consequently, positioning and repositioning fees and associated expenses are recognized over the period of each contract, and not at a certain point in time, in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers, to match the recognition of the respective hire revenues realized. All other voyage expenses and vessel operating costs are expensed as incurred, with the exception of commissions, which are also recognized on a pro-rata basis over the period of the time charter. Bunkers' consumption included in voyage expenses represents mainly bunkers consumed during vessels' unemployment and off-hire.

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
For the years ended December 31, 2018, 2019 and 2020
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

Tangible fixed assets: Vessels

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
For the years ended December 31, 2018, 2019 and 2020
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

        The useful lives and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the Partnership's vessels. The residual value is also reviewed at each financial period end. If expectations differ from previous estimates, the changes are accounted for prospectively in profit or loss in the period of the change and future periods.

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
For the years ended December 31, 2018, 2019 and 2020
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

        From January 1, 2019 and onwards, each lease has been recognized as a right-of-use asset, with a corresponding liability recognized at the date at which the leased asset is available for use by the Partnership. Assets and liabilities arising from a lease are initially measured on a present value basis, i.e. at the present value of the minimum lease payments, discounted at the interest rate implicit in the lease, if practicable, or else at the Partnership's incremental borrowing rate. The corresponding rental obligations, net of future finance charges, are included in current and non-current liabilities as lease liabilities. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect lease payments made. The right-of-use asset is depreciated over its useful life or over the shorter of its useful life and the lease term if there is no reasonable certainty that the Partnership will obtain ownership at the end of the lease term. Payments associated with short-term leases and low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value items comprise of low value vessel equipment.

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
For the years ended December 31, 2018, 2019 and 2020
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
For the years ended December 31, 2018, 2019 and 2020
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
For the years ended December 31, 2018, 2019 and 2020
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

        Classification of the Partnership interests:    The interests in the Partnership comprise common units, preference units, a general partner interest and incentive distribution rights. Under the terms of the Partnership Agreement, the Partnership is required to distribute 100% of available cash (as defined in the Partnership Agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

        In reaching a judgment as to whether the interests in the Partnership should be classified as liabilities or equity interests, the Partnership has considered the wide discretion of the board of

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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

Key sources of estimation uncertainty are as follows:

        Impairment of vessels:    The Partnership evaluates the carrying amounts of each of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any. The total carrying amount of the Partnership's vessels as of December 31, 2020, was $2,203,899 (December 31, 2019: $2,286,430).

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

        As of June 30, 2020 and December 31, 2020, the carrying amounts of each of the five steam turbine propulsion ("Steam") vessels (the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally) and six TFDE vessels (the GasLog Sydney, the GasLog Seattle, the Solaris, the GasLog Greece, the GasLog Glasgow and the Methane Becki Anne) were higher than the charter-free market values estimated by ship brokers on both dates, while two additional TFDE vessels, the GasLog Geneva and the GasLog Gibraltar had carrying amounts higher than their estimated charter-free market values as of December 31, 2020 only. The Partnership concluded that this, together with certain other events and circumstances (as further described in Note 3), indicated the existence of potential impairment of these vessels. As a result, the Partnership performed an impairment assessment for these vessels by comparing their values in use, being the discounted projected net operating cash flows for these vessels to their carrying values as of June 30, 2020 and December 31, 2020. The assumptions that the Partnership used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

(including vessel management costs), residual values and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimates of charter rates for non-contracted revenue days and the discount rate.

        Revenue assumptions were based on contracted time charter rates up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet's historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of June 30, 2020 and December 31, 2020, (iii) historical average time charter rates, based on publications by independent third party maritime research services ("maritime research publications"), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) management's internal assessment of long-term charter rates achievable by each class of vessel.

        More specifically, for vessels whose charters expire within the next twelve months, the estimated charter rates and utilization for the first year from the assessment date were based on the approved annual budget for the respective year, which was formed based on the anticipated market conditions for that period (including the effect of the COVID-19 pandemic) and the latest available maritime research publications from ship brokers for short-term (less than 12 months) employment of a vessel operating in the spot market on less than one-year time charter contracts.

        For non-contracted periods starting on the second year for already expired charters or upon the expiration of the firm charter period of a vessel and up to June 30, 2022, the Partnership used the most recent market rate for a longer-term (3-year) time charter based on available data from maritime research publications, reflecting management's view of the anticipated extent of the market disruption caused by the COVID-19 pandemic. For non-contracted periods starting on July 1, 2022 for already expired charters or upon the expiration of the firm charter period of a vessel and up to June 30, 2025, the Partnership used charter rates based on a combination of recent charter market rates for a term (3-year) time charter rate based on available data from maritime research publications, historical average time charter rates and estimated future time charter rates, in order to incorporate the anticipated effect of the gradual stabilization of the LNG shipping market in the post-COVID-19 era. Such rates were lower than prevailing spot rates on each of the assessment dates.

        For the remaining period from July 1, 2025, through the end of each vessel's useful life (for non-contracted periods), the estimated average time charter rates for Steam and TFDE vessels were based on analysis of future supply and demand for LNG, analysis of future LNG shipping supply and demand balances, internally estimated and market-derived costs of building and financing newbuild LNG vessels, the technical characteristics of each vessel and an assessment of the appropriate discount for Steam and TFDE vessels' charter rates compared to modern newbuild LNG carriers, which is driven largely by unit freight cost differentials and utilization of such vessels.

        Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Partnership's control, management believes that the use of the revenue estimates discussed above to be reasonable as of the reporting date. The Partnership has assumed no inflation or any other

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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

        In the Partnership's impairment assessment, the rate used to discount future estimated cash flows to their present values was 6.1% to 6.4% as of December 31, 2020 (7.0% to 7.25% as of December 31, 2019). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties.

        The values in use for four out of the five Steam vessels calculated as per above were lower than the respective carrying amounts of those vessels and, consequently, an impairment loss of $23,923 was recognized in the year ended December 31, 2020 (Note 3). The values in use for the remaining Steam vessel and each of the TFDE vessels with indicators of impairment were greater than their respective carrying amounts, and therefore no impairment loss was recognized for these vessels.

        In connection with the impairment testing of our vessels as of December 31, 2020, we performed a sensitivity analysis on the most difficult, subjective, or complex assumptions that have the potential to affect the outcome of the impairment assessment, which are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days and the discount rate used, in particular for the Steam vessels (Note 3). It is reasonably possible that changes to these assumptions within the next financial year could require a material adjustment of the carrying amount of the Partnership's Steam vessels.

Adoption of new and revised IFRS

(a)
Standards and interpretations adopted in the current period

        The following standards and amendments relevant to the Partnership were effective in the current year:

        In October 2018, the IASB issued amendments to IFRS 3 Business Combinations with respect to the definition of a business. The amendments were intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs and introduce an optional fair value concentration test. The amendments are effective for annual periods beginning on or after January 1, 2020. The implementation of this standard did not have an impact on the Partnership's financial statements, since the acquisitions of vessel-owning entities from GasLog continued to be assessed as business acquisitions under the revised definition.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

2. Significant Accounting Policies (Continued)

        All other IFRS standards and amendments that became effective in the current year are not relevant to the Partnership or are not material with respect to the Partnership's financial statements.

(b)
Standards and amendments in issue not yet adopted

        At the date of authorization of these consolidated financial statements, the following standard relevant to the Partnership was in issue but not yet effective:

        In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also defines the "settlement" of a liability as the extinguishment of a liability with cash, other economic resources or an entity's own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Partnership's financial statements.

        The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Partnership's financial statements.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

3. Tangible fixed assets

        The movements in tangible fixed assets are reported in the following table:

Cost	Vessels	Other tangible assets	Total tangible fixed assets
As of January 1, 2019	2,859,265	—	2,859,265
Additions	12,759	—	12,759
Return of capital expenditures	(8,007)	—	(8,007)
Fully amortized dry-docking component	(4,845)	—	(4,845)

As of December 31, 2019	2,859,172	—	2,859,172

Additions	23,899	2,719	26,618
Fully amortized dry-docking component	(9,242)	—	(9,242)

As of December 31, 2020	2,873,829	2,719	2,876,548

Accumulated depreciation
As of January 1, 2019	349,982	—	349,982
Depreciation expense	88,757	—	88,757
Impairment loss on vessels	138,848	—	138,848
Fully amortized dry-docking component	(4,845)	—	(4,845)

As of December 31, 2019	572,742	—	572,742

Depreciation expense	82,507	—	82,507
Impairment loss on vessels	23,923	—	23,923
Fully amortized dry-docking component	(9,242)	—	(9,242)

As of December 31, 2020	669,930	—	669,930

Net book value
As of December 31, 2019	2,286,430	—	2,286,430

As of December 31, 2020	2,203,899	2,719	2,206,618

        All vessels have been pledged as collateral under the terms of the Partnership's bank loan agreements (Note 6).

        In April and May 2017, GasLog LNG Services entered into agreements in relation to investments in certain of the Partnership's and GasLog's vessels, with the aim of enhancing their operational performance. On March 7, 2019, GasLog LNG Services and one of its suppliers signed an interim agreement regarding the reimbursement of amounts already paid by the Partnership in respect of the aforementioned enhancements, which were not timely delivered or in the correct contractual condition. In accordance with the terms of this agreement, $7,465 was reimbursed to the Partnership, with realized foreign exchange losses of $542 recognized in profit or loss in the year ended December 31, 2019.

        On April 1, 2019, the Partnership acquired from GasLog 100% of the ownership interests in GAS-twelve Ltd., the entity which owns the GasLog Glasgow, for an aggregate purchase price of $214,000. As consideration for this acquisition, the Partnership paid GasLog $93,646 representing the difference between the $214,000 aggregate purchase price and the $134,107 of outstanding indebtedness

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

3. Tangible fixed assets (Continued)

of the acquired entity assumed by the Partnership plus an adjustment of $13,753 in order to maintain the agreed working capital position in the acquired entity of $1,000 at the time of acquisition.

        Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth, (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally and (iii) the Methane Becki Anne, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd., (ii) GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd., and (iii) GAS-twenty seven Ltd., respectively, was counter guarantor for the acquisition from BG Group plc of depot spares purchased with respect to the aforementioned vessels. In June 2020, the Partnership acquired from GasLog the relevant spares at a cost of $2,719.

        As of June 30, 2020 and December 31, 2020, a number of negative indicators, such as the downward pressure on economic activity and energy demand, as well as the significant uncertainty regarding future LNG demand and, therefore, LNG shipping requirements pursuant to the COVID-19 pandemic, combined with our reduced expectations for the estimated rates at which employment for the Partnership's vessels could be secured over the near-term in the spot market, prompted the Partnership to perform an impairment assessment of its vessels in accordance with the Partnership's accounting policy. The recoverable amounts (values in use) for four Steam vessels owned by the Partnership (in the table below) calculated as per above were lower than the respective carrying amounts of these vessels and, consequently, an aggregate impairment loss of $23,923 was recognized in profit or loss in the year ended December 31, 2020.

	As of and for the year ended December 31, 2020
Vessel	Impairment loss on vessels	Recoverable amount
Methane Rita Andrea	(4,933)	91,162
Methane Alison Victoria	(2,359)	96,385
Methane Shirley Elisabeth	(12,412)	92,688
Methane Heather Sally	(4,219)	103,274

Total	(23,923)	383,509

        As of December 31, 2020, the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the Steam vessels are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the "re-chartering rate") and the discount rate used. The average re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $40 per day. Increasing/decreasing the average re-chartering rate used by $5 per day would result in an impairment reversal of $90,403/ impairment loss of $94,337, respectively. The discount rate used for the Steam vessels was 6.4% as of December 31, 2020. Increasing/decreasing the discount rate by 0.5% would have resulted in an impairment loss of $21,758/ impairment reversal of $11,417, respectively.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

4. Trade and Other Receivables

        Trade and other receivables consisted of the following:

	As of December 31,
	2019	2020
Due from charterers	1,767	5,070
VAT receivable	26	48
Accrued income	1,646	4,010
Insurance claims	1,099	3,584
Other receivables	2,609	3,553

Total	7,147	16,265

        Accrued income represents net revenues receivable from charterers, which have not yet been invoiced; all other amounts not yet invoiced are included under Other receivables.

5. Owners' Capital/Partners' Equity

        As of January 1, 2018, the capital of each of the subsidiaries consisted of 12,000 authorized common shares with a par value of $1 per share, all of which had been issued and were outstanding, resulting in a total share capital of $36. Each share was entitled to one vote.

        Capital contributions represent capital contributed by the owner of each subsidiary in excess of par value to fund working capital and shipyard installments and capital contributed through contributed services.

        The reconciliation of owners' capital is as follows:

	Share capital	Contributed surplus	Retained earnings	Total Owners' capital
Balance as of January 1, 2018	36	165,537	50,582	216,155

Profit and total comprehensive income attributable to GasLog's operations (Note 19)	—	—	25,449	25,449
Net contribution to the Partnership	(24)	(124,949)	(43,497)	(168,470)

Balance as of December 31, 2018	12	40,588	32,534	73,134

IFRS 16 adjustment	—	—	15	15

Balance as of January 1, 2019	12	40,588	32,549	73,149

Profit and total comprehensive income attributable to GasLog's operations (Note 19)	—	—	2,650	2,650
Net contribution to the Partnership	(12)	(40,588)	(35,199)	(75,799)

Balance as of December 31, 2019 and 2020	—	—	—	—

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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

        Under the Partnership's "at-the-market" common equity offering programme ("ATM Programme") established in 2017, in the year ended December 31, 2018, GasLog Partners issued and received payment for 2,553,899 common units at a weighted average price of $23.72 per common unit for total net proceeds, after deducting fees and other expenses, of $60,013. In connection with the issuance of common units under the ATM Programme during this year, the Partnership also issued 52,121 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,236.

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

        On February 26, 2019, the Partnership entered into a Third Amended and Restated Equity Distribution Agreement to further increase the size of the ATM Programme from $144,040 to $250,000. As of December 31, 2019, the unutilized portion of the ATM Programme was $126,556.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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

        On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the unit repurchase programme taking the total authority outstanding under the programme to $25,000, to be utilized from February 10, 2020 to December 31, 2021. During the year ended December 31, 2020, GasLog Partners repurchased and cancelled a total of 191,490 units at a weighted average price of $5.18 per common unit for a total amount of $996, including commissions.

        On April 3, 2020, GasLog Partners issued 46,843 common units in connection with the vesting of 25,551 RCUs and 21,292 PCUs under its 2015 Long-Term Incentive Plan (the "2015 Plan"). On June 30, 2020, GasLog Partners issued an additional 21,589 common units in connection with the vesting of 11,776 RCUs and 9,813 PCUs under its 2015 Plan.

        On July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog's option to convert the first tranche of its Class B units issued upon the elimination of IDRs in June 2019. Finally, on September 25, 2020, GasLog Partners issued 365,700 common units in connection with the vesting of 182,850 RCUs and 182,850 PCUs under its 2015 Plan.

        As of December 31, 2020, the Partnership's capital consisted of 47,517,824 outstanding common units, 1,021,336 outstanding general partner units, 2,075,000 Class B units and 14,350,000 Preference Units.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

5. Owners' Capital/Partners' Equity (Continued)

Cash distributions

        The Partnership's cash distributions for the years ended December 31, 2018, 2019 and 2020 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
January 30, 2018	Common	$0.5235	February 14, 2018	22,845
February 8, 2018	Preference (Series A, B)	$0.5390625, $0.33028	March 15, 2018	4,619
April 26, 2018	Common	$0.53	May 11, 2018	24,272
May 11, 2018	Preference (Series A, B)	$0.5390625, $0.5125	June 15, 2018	5,457
July 25, 2018	Common	$0.53	August 10, 2018	24,272
July 25, 2018	Preference (Series A, B)	$0.5390625, $0.5125	September 17, 2018	5,457
October 24, 2018	Common	$0.53	November 9, 2018	25,716
November 15, 2018	Preference (Series A, B)	$0.5390625, $0.5125	December 17, 2018	5,456

Total				$118,094

January 29, 2019	Common	$0.55	February 13, 2019	26,929
February 22, 2019	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.7083	March 15, 2019	8,290
April 24, 2019	Common	$0.55	May 10, 2019	26,911
May 10, 2019	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 17, 2019	7,582
July 24, 2019	Common	$0.55	August 9, 2019	26,640
July 24, 2019	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 16, 2019	7,582
October 29, 2019	Common	$0.55	November 13, 2019	26,437
November 14, 2019	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	December 16, 2019	7,582

Total				$137,953

February 5, 2020	Common	$0.561	February 21, 2020	26,754
February 5, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 16, 2020	7,582
May 6, 2020	Common	$0.125	May 21, 2020	5,967
May 14, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 15, 2020	7,582
August 4, 2020	Common	$0.125	August 20, 2020	6,022
August 4, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 15, 2020	7,582
November 9, 2020	Common	$0.01	November 25, 2020	485
November 9, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	December 15, 2020	7,582

Total				$69,556

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
For the years ended December 31, 2018, 2019 and 2020
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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

5. Owners' Capital/Partners' Equity (Continued)

        On November 27, 2018, the Partnership Agreement was amended to allow for the substitution of the then existing IDRs (the "Old IDRs") with a new class of IDRs (the "New IDRs", together with the Old IDRs, the "IDRs") with revised rights to distributions. Pursuant to this amendment, the 48.0% tier of distributions to the New IDRs holders was removed, while the definition of available cash from operating surplus for distribution to the New IDRs holders was revised to exclude any available cash from operating surplus generated from third-party (i.e., non-GasLog) acquisitions, as defined in the agreement. In exchange for the waiving of the aforementioned rights, the Partnership paid $25,000 to GasLog, the holder of the IDRs, sourced from available cash.

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

        Following the IDR elimination, 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner. The updated earnings allocation applies to the Partnership's earnings for the three months ended June 30, 2019 and onwards (Note 19).

Class B units

        The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. After the conversion of the first tranche of 415,000 Class B units to common units on July 1, 2020, the remaining 2,075,000 Class B units will become eligible for

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

5. Owners' Capital/Partners' Equity (Continued)

conversion on a one-for-one basis into common units at GasLog's option on July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and Class B-6 units, respectively.

Preference Units

        From and including the original issue date to, but excluding, June 15, 2027, distributions on the Series A Preference Units will accrue at 8.625% per annum per $25.00 of liquidation preference per unit. From and including June 15, 2027, the distribution rate will be a floating rate equal to the three-month USD London Interbank Offered Rate ("LIBOR")* plus a spread of 6.31% per annum per $25.00 of liquidation preference per unit of Series A Preference Units.

        From and including the original issue date to, but excluding, March 15, 2023, distributions on the Series B Preference Units will accrue at 8.200% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2023, the distribution rate will be a floating rate equal to three-month LIBOR* plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit of Series B Preference Units.

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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings

        Borrowings as of December 31, 2019 and 2020 consisted of the following:

	As of December 31,
	2019	2020
Amounts due within one year	115,572	109,673
Less: unamortized deferred loan issuance costs	(5,750)	(4,765)

Borrowings—current portion	109,822	104,908

Amounts due after one year	1,250,059	1,195,241
Less: unamortized deferred loan issuance costs	(13,857)	(14,606)

Borrowings—non-current portion	1,236,202	1,180,635

Total	1,346,024	1,285,543

Terminated Facilities:

(a)
Citibank N.A., London Branch, Nordea Bank Finland PLC London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas facility

        On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd, GasLog Partners LP and GasLog Partners Holdings LLC entered into a loan agreement with Citibank N.A., London Branch, acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the "Terminated Partnership Facility") for the purpose of refinancing in full the existing debt facilities. The agreement provided for a single tranche that was drawn on November 18, 2014. The credit facility bore interest at LIBOR plus a margin. On March 6, 2019, the Partnership prepaid an amount of $354,375 for the aggregate outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., which would have been due in November 2019. On March 7, 2019, the facility was terminated and the respective unamortized loan fees of $988 were written-off to profit or loss.

(b)
Five Vessel Refinancing

        On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements (the "Five Vessel Refinancing") to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The Five Vessel Refinancing was comprised of a five-year senior tranche facility of up to $396,500 and a two-year bullet junior tranche of up to $180,000. The vessels covered by the Five Vessel Refinancing were the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth, Methane Heather Sally and Methane Becki Anne and the GasLog-owned Methane Lydon Volney. ABN AMRO Bank N.V. and DNB (UK) Ltd. were mandated lead arrangers to the transaction. The other banks in the syndicate were: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited. Following the acquisition of the Methane Becki Anne on November 14, 2018, the Partnership assumed $93,896 of outstanding indebtedness of the acquired entity.

        On April 5, 2016, $323,162 and $149,792 under the senior and junior tranche, respectively, of the Five Vessel Refinancing were drawn to refinance $535,500 of the outstanding debt of

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd and GAS-twenty seven Ltd. The balance outstanding for the entities owned by the Partnership as of December 31, 2019 was $240,422 under the senior tranche. Amounts drawn bore interest at LIBOR plus a margin. The balance under the junior tranche was prepaid by the Partnership on April 5, 2017 and January 5, 2018, in amounts of $120,042 and $29,750, respectively, with the junior tranche subsequently cancelled. The senior tranche was terminated on July 16, 2020, with the subsequent prepayment of the remaining outstanding amount of $221,553, and the respective unamortized loan fees of $977 were written-off to profit or loss.

(c)
Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, Skandinaviska Enskilda Banken AB (publ), HSBC Bank Plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. facility

        On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1,050,000 (the "Legacy Facility Refinancing") with a number of international banks, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing were the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea. Citigroup Global Market Limited, Credit Suisse AG and Nordea Bank AB were mandated lead arrangers to the transaction. The other banks in the syndicate were: Skandinaviska Enskilda Banken AB (publ), HSBC Bank Plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. Nordea Bank AB, London Branch was the agent and security agent for the transaction. The Legacy Facility Refinancing was comprised of a five-year term loan facility of up to $950,000 and a revolving credit facility of up to $100,000.

        Following the acquisitions of GAS-seven Ltd. and GAS-eight Ltd., the Partnership assumed $122,292 and $124,141 of indebtedness drawn on July 25, 2016 under the term loan facility to refinance the existing indebtedness of $124,000 and $127,080 for GAS-seven Ltd. and GAS-eight Ltd., respectively. Amounts drawn bore interest at LIBOR plus a margin. On November 13, 2018, $25,940 was drawn under the revolving credit facility, which was repaid on December 12, 2018. The balance outstanding for the entities owned by the Partnership as of December 31, 2019 was $201,037. On March 13, 2020, $25,940 was drawn under the revolving credit facility. Finally, the facility was terminated on July 16, 2020, with the subsequent prepayment of the remaining outstanding amount of $211,846, and the respective unamortized loan fees of $941 were written-off to profit or loss.

Existing Facilities:

(a)
GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd. and GAS-fourteen facility

        Following the acquisitions of GAS-eleven Ltd. on May 3, 2017, GAS-thirteen Ltd. on July 3, 2017, GAS-fourteen Ltd. on April 26, 2018 and GAS-twelve Ltd. on April 1, 2019, the Partnership assumed $151,423, $155,005, $143,622 and $134,107 of outstanding indebtedness of the acquired entities, respectively, under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea ("KEXIM")

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

and the Korea Trade Insurance Corporation ("K-Sure"), who are either directly lending or providing cover for over 60% of the facility (the "Assumed October 2015 Facility").

        The loan agreements with GAS-eleven Ltd. and GAS-twelve Ltd., with respect to the GasLog Greece and the GasLog Glasgow, respectively, provided for four tranches of $51,257, $25,615, $24,991 and $61,104, while the loan agreements with GAS-thirteen Ltd. and GAS-fourteen Ltd., with respect to the GasLog Geneva and the GasLog Gibraltar, respectively, each provided for four tranches of $50,544, $25,258, $24,643 and $60,252. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar, respectively, according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016 and on June 24, 2016, $162,967 was drawn down on each date to partially finance the delivery of the GasLog Greece and the GasLog Glasgow, respectively, while on September 26, 2016 and on October 25, 2016, $160,697 was drawn down on each date to partially finance the deliveries of the GasLog Geneva and the GasLog Gibraltar, respectively. The aggregate balance outstanding for the entities owned by the Partnership as of December 31, 2020 is $452,369 (December 31, 2019: $498,223). Amounts drawn under each applicable tranche bear interest at LIBOR plus a margin.

(b)
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

        The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75.0% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7,357, with a final balloon amount of up to $302,860, together with the last quarterly reduction in February 2024. The credit facility bears interest at LIBOR plus a margin. On March 6, 2019, the Partnership drew down $360,000 under the 2019 Partnership Facility, out of which $354,375 was used to prepay the outstanding debt under the Terminated Partnership Facility, which would have been due in November 2019. On April 1, 2019, the Partnership drew down an additional $75,000 under the 2019 Partnership Facility. The aggregate balance outstanding as of December 31, 2020 is $398,501 (December 31, 2019: $425,949), with no amount available to be redrawn as of December 31, 2020 (December 31, 2019: $1,980).

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

(c)
BNP Paribas, Credit Suisse AG and Alpha Bank S.A.

        On July 16, 2020, GasLog Partners entered into a credit agreement of $260,331 with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,597 beginning in January 2021, with a final balloon amount of $174,361 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin. The relevant amount of $260,331 was drawn on July 21, 2020, out of which $258,532 was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. The balance outstanding under the facility as of December 31, 2020 is $260,331.

(d)
DNB Bank ASA, London Branch, and ING Bank N.V., London Branch

        Also, on July 16, 2020, GasLog Partners entered into a credit agreement of $193,713 with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,599 beginning in January 2021, with a final balloon amount of $107,723 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin. An amount of $193,713 was drawn down on July 21, 2020, out of which $174,867 was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. The balance outstanding under the facility as of December 31, 2020 is $193,713.

Securities Covenants and Guarantees

        The credit agreements are secured as follows:

  (i)
  first priority mortgages over the ships owned by the respective borrowers;

  (ii)
  in the case of the 2019 Partnership Facility, guarantees from the Partnership and the Partnership's subsidiary GasLog Partners Holdings LLC, and in the case of the Assumed October 2015 Facility, guarantees from the Partnership and GasLog Partners Holdings LLC up to the value of the commitments relating to the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar and guarantees from GasLog and GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels;

  (iii)
  a pledge or a negative pledge of the share capital of the respective borrower; and

  (iv)
  a first priority assignment of all earnings and insurance related to the ships owned by the respective borrower.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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

        The credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the credit facilities contain covenants requiring the Partnership and certain of the Partnership's subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% of the then outstanding amount under the applicable facility (130.0% of the aggregate outstanding principal balance plus any hedging exposure for the DNB Bank ASA—ING Bank N.V. facility). If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require the Partnership to make prepayments or provide additional collateral sufficient to bring the Partnership into compliance with such covenants, and if we fail to do so the lenders could accelerate the indebtedness.

        The credit facilities impose certain operating and financial restrictions on the Partnership and GasLog. These restrictions generally limit the Partnership's and GasLog's collective subsidiaries' ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms' length transactions with, the Partnership, GasLog or any of their affiliates, (c) sell or otherwise dispose of assets, including ships, (d) engage in merger transactions, (e) terminate any charter, (f) change the manager of ships, or (g) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business. In addition, under each facility, the respective vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 per entity ($5,500 for GAS-twenty Ltd.) and are in compliance as of December 31, 2020.

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

        The Assumed October 2015 Facility also imposes specified financial covenants that apply to GasLog and its subsidiaries on a consolidated basis:

  (i)
  net working capital (excluding the current portion of long-term debt) must be not less than $0;

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

  (ii)
  total indebtedness divided by total assets must not exceed 75.0%;

  (iii)
  the ratio of EBITDA over debt service obligations as defined in the GasLog guarantees (including interest and debt repayments, but excluding any prepayments) on a trailing 12 months basis must be not less than 110.0%; the ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110.0% when cash and cash equivalents and short-term investments are at least $110,000; and

  (iv)
  the aggregate amount of cash and cash equivalents and short-term investments must be not less than $75,000;

  (v)
  GasLog's market value adjusted net worth must at all times be not less than $350,000.

        The second set of covenants could also be applicable to GasLog and its subsidiaries on a consolidated basis under the DNB Bank ASA—ING Bank N.V. facility in the event of a reverse drop-down of a vessel from the Partnership to GasLog.

        GasLog Partners and GasLog are in compliance with all financial covenants as of December 31, 2020.

Loan From Related Parties:

        On April 3, 2017, GasLog Partners entered into an unsecured five-year term loan of $45,000 and a five-year revolving credit facility of $30,000 with GasLog (together, the "Sponsor Credit Facility"). On April 5, 2017, under the Sponsor Credit Facility, an amount of $45,000 under the term loan facility and an amount of $15,000 under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60,125 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. under the junior tranche of the Five Vessel Refinancing, which would have been originally due in April 2018. The Partnership repaid $15,000 under the revolving credit facility of the Sponsor Credit Facility on May 22, 2017. The Sponsor Credit Facility is unsecured and the revolving credit facility provides for an availability period of five years. Each borrowing under the Sponsor Credit Facility accrues interest at a rate of 9.125% per annum with an annual 1.0% commitment fee on the undrawn balance.

        On March 23, 2018, the outstanding amount of $45,000 under the Sponsor Credit Facility was prepaid. On the same date, the term loan facility was terminated and the respective unamortized loan fees of $900 were written-off to profit or loss. On November 14, 2019, the Partnership drew down $10,000 under the revolving credit facility of the Sponsor Credit Facility, which was subsequently repaid on December 31, 2019. As of December 31, 2020, the outstanding balance of the Sponsor Credit Facility is nil.

        The Sponsor Credit Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the Sponsor Credit Facility covenants require that at all times GasLog must continue to control, directly or indirectly, the affairs or composition of the Partnership's board of directors and any amendment to our Partnership Agreement, in the reasonable opinion of the lender, must not be adverse to its interests in connection with the Sponsor Credit Facility.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

6. Borrowings (Continued)

Borrowings Repayment Schedule

        The maturity table below reflects the principal repayments of the borrowings outstanding as of December 31, 2020 based on their repayment schedules:

As of December 31, 2020
Not later than one year	109,673
Later than one year and not later than three years	219,347
Later than three years and not later than five years	752,791
Later than five years	223,103

Total	1,304,914

        The weighted average interest rate for the abovementioned credit facilities in the year ended December 31, 2020 is 3.1% (December 31, 2019: 4.5%).

        As the bank facilities bear interest at variable interest rates, their aggregate fair value as of December 31, 2020 is equal to the principal amount outstanding of $1,304,914.

7. Other Payables and Accruals

        An analysis of other payables and accruals is as follows:

	As of December 31,
	2019	2020
Unearned revenue	27,916	25,828
Accrued off-hire	1,688	1,802
Accrued purchases	3,335	4,187
Accrued interest	12,393	10,855
Other accruals	6,238	8,007

Total	51,570	50,679

        The unearned revenue of $25,828 represents monthly charter hires received in advance as of December 31, 2020 relating to January 2021 (December 31, 2019: $27,916).

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

8. Revenues

        The Partnership has recognized the following amounts relating to revenues:

	For the year ended December 31,
	2018	2019	2020
Revenues from long-term time charters	355,251	312,978	243,288
Revenues from spot time charters	16,475	60,715	90,374
Revenues from the Cool Pool	11,475	4,994	—

Total	383,201	378,687	333,662

        The Partnership defines long-term time charters as charter party agreements with an initial duration of more than five years (excluding any optional periods), while all charter party agreements of an initial duration of less than (or equal to) five years (excluding any optional periods) are classified as spot time charters.

        Revenues from the Cool Pool relate only to the pool revenues received from a GasLog Partners vessel operating in the Cool Pool and do not include the Net pool allocation to GasLog Partners of a gain of $1,058 for the year ended December 31, 2019 and $3,700 for the year ended December 31, 2018. On June 23, 2019, the GasLog Shanghai exited the pool following a termination agreement dated June 6, 2019 that GasLog entered into with the Cool Pool and Golar in order to assume commercial control of GasLog's and GasLog Partners' vessels operating in the spot market.

9. Voyage Expenses and Commissions

        An analysis of voyage expenses and commissions is as follows:

	For the year ended December 31,
	2018	2019	2020
Brokers' commissions on revenues	4,680	4,258	3,393
Bunkers' consumption and other voyage expenses	2,826	3,050	7,050

Total	7,506	7,308	10,443

        Bunkers' consumption represents mainly bunkers consumed during periods when a vessel is not employed under a charter or off-hire periods (including bunkers consumed during dry-docking).

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

10. General and Administrative Expenses

        An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2018	2019	2020
Administrative fees (Note 13)	10,398	8,963	7,838
Commercial management fees (Note 13)	5,400	5,400	5,400
Share-based compensation (Note 20)	1,034	1,158	1,908
Other expenses	2,922	3,880	3,814

Total	19,754	19,401	18,960

11. Vessel Operating Costs

        An analysis of vessel operating costs is as follows:

	For the year ended December 31,
	2018	2019	2020
Crew costs	38,637	36,944	36,881
Technical maintenance expenses	16,174	20,987	21,295
Other operating expenses	18,886	18,811	16,622

Total	73,697	76,742	74,798

12. Net Financial Income and Costs

        An analysis of financial income and financial costs is as follows:

	For the year ended December 31,
	2018	2019	2020
Financial income
Financial income	2,448	1,887	295

Total financial income	2,448	1,887	295

Financial costs
Amortization and write-off of deferred loan issuance costs	7,463	6,806	7,434
Interest expense on loans	64,282	63,912	42,459
Lease expense	—	56	33
Commitment fees	522	729	359
Other financial costs including bank commissions	447	495	702

Total financial costs	72,714	71,998	50,987

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

12. Net Financial Income and Costs (Continued)

        In the year ended December 31, 2020, an amount of $1,918 representing the write-off of the unamortized deferred loan issuance costs in connection with the termination of the Five Vessel Refinancing and the Legacy Facility Refinancing (Note 6) was included in Amortization of deferred loan issuance costs (December 31, 2019: $988 in connection with the termination of the Terminated Partnership Facility, December 31, 2018: $900 in connection with the termination of the term loan facility of the Sponsor Credit Facility).

13. Related Party Transactions

        The Partnership has the following balances with related parties which are included in the consolidated statements of financial position:

	As of December 31,
	2019	2020
Amounts due to related parties
Due to GasLog LNG Services(a)	4,908	7,361
Due to GasLog(b)	734	164

Total	5,642	7,525

(a)
The balances represent mainly payments made by GasLog LNG Services on behalf of the Partnership.

(b)
The balances represent payments made by GasLog on behalf of the Partnership.

        The details of the credit facility with GasLog are disclosed in Note 6.

        In June 2020, the Partnership paid an amount of $2,719 to GasLog for the acquisition of depot spares purchased from BG Group plc with respect to six of its vessels (Note 3).

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

13. Related Party Transactions (Continued)

        The Partnership had the following transactions with related parties for the years ended December 31, 2018, 2019 and 2020:

Company	Details	Account	2018	2019	2020
GasLog/ GasLog LNG Services	Commercial management fee(i)	General and administrative expenses	5,400	5,400	5,400
GasLog	Administrative services fee(ii)	General and administrative expenses	10,398	8,963	7,838
GasLog LNG Services	Management fees(iii)	Vessel operating costs	7,728	7,728	7,728
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	124	65	40
GasLog	Interest expense under Sponsor Credit Facility (Note 6)	Financial costs	935	119	—
GasLog	Commitment fee under Sponsor Credit Facility (Note 6)	Financial costs	304	291	305
GasLog	Realized (gain)/loss on interest rate swaps (Note 17)	Loss on derivatives	(1,772)	(2,358)	4,347
GasLog	Realized loss on forward foreign exchange contracts held for trading (Note 17)	Loss on derivatives	409	1,295	61
GasLog	Compensation for lost hire(iv)	Revenues	(481)	—	—
Cool Pool	Adjustment for net pool allocation(v)	Net pool allocation	(3,700)	(1,058)	—

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

Effective July 21, 2020 and October 1, 2020, the commercial management agreements between the vessel-owning entities and GasLog were novated to GasLog LNG Services as the provider of commercial management services.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

13. Related Party Transactions (Continued)

(ii)
Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the "Administrative Services Agreement") with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days' notice for any reason in the sole discretion of the Partnership's board of directors. For the years ended December 31, 2018, 2019 and 2020, the annual service fee was $812, $608 and $523 per vessel per year, respectively. With effect from January 1, 2021, the service fee was reduced to $314 per vessel per year.

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

(v)
In the period from May 2018 until June 2019, the Partnership, through the GasLog Shanghai, participated in the Cool Pool to market their vessels operating in the LNG shipping spot market.

(vi)
In the year ended December 31, 2020, Ceres Shipping Enterprises S.A., an entity controlled by the Livanos family, received a fee of $400 from the Partnership for consultancy services provided in relation to the Partnership's debt re-financings completed in July 2020. This amount is classified under Deferred loan issuance costs (i.e. contra debt) and will be amortized over the duration of the respective facilities.

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
For the years ended December 31, 2018, 2019 and 2020
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

14. Commitments and Contingencies

        Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation as of December 31, 2020, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers' options to extend the terms of the charters are not accounted for):

Period	As of December 31, 2020
Not later than one year	175,642
Later than one year and not later than two years	139,708
Later than two years and not later than three years	116,197
Later than three years and not later than four years	56,156
Later than four years and not later than five years	50,280
Later than five years	14,469

Total	552,452

        In September 2017 and July 2018, GasLog LNG Services Ltd. entered into maintenance agreements with Wartsila Greece S.A. ("Wartsila") in respect of eight of the Partnership's LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

        In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. ("Samsung") in respect of eleven of the Partnership's LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of December 31, 2020, ballast water management systems had been installed on six out of the eleven vessels.

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
For the years ended December 31, 2018, 2019 and 2020
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

Market risk

        Interest Rate Risk:    The Partnership is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Partnership's results of operations and its ability to service its debt. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize economic risks and costs associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2020, the Partnership had economically hedged 36.3% of its floating interest rate exposure on its outstanding borrowings (excluding the Sponsor Credit Facility) by swapping the variable rate for a fixed rate (December 31, 2019: 45.8%).

        The aggregate principal amount of the Partnership's outstanding floating rate debt which was not economically hedged as of December 31, 2020 was $831,581 (December 31, 2019: $740,631). As an indication of the extent of the Partnership's sensitivity to interest rate changes, an increase or decrease in LIBOR of 10 basis points would have decreased or increased, respectively, the profit during the year ended December 31, 2020 by $766, based upon its debt level during the period (December 31, 2019: $782 and December 31, 2018: $933).

        Interest Rate Sensitivity Analysis:    The fair value of the interest rate swaps as of December 31, 2020 was estimated as a net liability of $20,337 (December 31, 2019: $8,868). For the three years ended December 31, 2020, the interest rate swaps were not designated as cash flow hedging instruments (Note 17).

        The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. As of December 31, 2020, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to approximately $844 (December 31, 2019: $1,468 and December 31, 2018: $2,021) affecting Loss on derivatives in the respective periods.

        Currency Risk:    Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership's functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to technical maintenance and crew costs denominated in euros. Specifically, for the year ended December 31, 2020, approximately $48,664 of the operating and administrative expenses were denominated in euros (December 31, 2019: $43,543 and December 31, 2018: $54,222). As of December 31, 2020,

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

15. Financial Risk Management (Continued)

approximately $12,279 of the Partnership's outstanding trade payables and accruals were denominated in euros (December 31, 2019: $11,817).

        The Partnership uses forward foreign exchange contracts to reduce its exposure to movements in exchange rates. As an indication of the extent of the Partnership's sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased its profit and cash flows during the year ended December 31, 2020 by $4,866, based upon its expenses during the year (December 31, 2019: $4,354 and December 31, 2018: $5,422).

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

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

15. Financial Risk Management (Continued)

	Weighted-average effective interest rate	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	5+ years	Total
December 31, 2020
Trade accounts payable		13,434	144	—	—	—	13,578
Due to related parties		—	7,525	—	—	—	7,525
Other payables and accruals*		10,043	8,053	5,401	—	—	23,497
Other non-current liabilities*		—	—	—	73	—	73
Lease liabilities		42	85	218	113	—	458
Variable interest loans	2.48%	17,999	21,272	93,479	1,062,227	228,265	1,423,242
Fixed interest loans**		—	75	229	49	—	353

Total		41,518	37,154	99,327	1,062,462	228,265	1,468,726

December 31, 2019
Trade accounts payable		13,588	2,982	60	—	—	16,630
Due to related parties		—	5,642	—	—	—	5,642
Other payables and accruals*		8,549	9,454	4,027	—	—	22,030
Other non-current liabilities*		—	—	—	231	—	231
Lease liabilities		42	85	377	428	—	932
Variable interest loans	4.05%	14,131	23,500	120,116	1,098,128	288,587	1,544,462
Fixed interest loans**		—	78	477	516	—	1,071

Total		36,310	41,741	125,057	1,099,303	288,587	1,590,998

*
Non-financial liabilities are excluded.
**
A commitment fee is charged at 1.0% on the available amount of the Sponsor Credit Facility. In addition, as of December 31, 2019, 0.9% on the available amounts of the revolving credit facility of GAS-seven Ltd. and GAS-eight Ltd. and 0.7% on the available amount of the 2019 Partnership Facility.

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

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

15. Financial Risk Management (Continued)

	Less than 1 month	1 - 3 months	3 - 12 months	1 - 5 years	Total
December 31, 2020
Interest rate swaps	79	351	7,764	12,222	20,416

Total	79	351	7,764	12,222	20,416

December 31, 2019
Interest rate swaps	(12)	57	1,562	7,766	9,373
Forward foreign exchange contracts	(9)	(16)	32	—	7

Total	(21)	41	1,594	7,766	9,380

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

	As of December 31,
	2019	2020
Cash and cash equivalents	96,884	103,736
Trade and other receivables	7,147	16,265
Derivative financial instruments, current and non-current portion	372	—

        For the years ended December 31, 2018, December 31, 2019 and December 31, 2020, 93%, 83% and 73%, respectively, of the Partnership's revenues were earned from subsidiaries of Royal Dutch Shell plc ("Shell") and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership's principal counterparty and the fact that the hire is being collected in advance. The Partnership did not experience any credit losses on its accounts receivable portfolio during the three years ended December 31, 2020. The carrying amount of financial assets recorded in the consolidated financial statements represents the Partnership's maximum exposure to credit risk. Management monitors exposure to credit risk and believes that there is no substantial credit risk arising from the Partnership's counterparty.

        The credit risk on liquid funds and derivative financial instruments is limited because the direct and indirect counterparties are banks with high credit ratings assigned by international credit rating agencies.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
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

	As of December 31,
	2019	2020
Derivative financial instruments—current asset	(372)	—
Borrowings—current liability	109,822	104,908
Borrowings—non-current liability	1,236,202	1,180,635
Lease liabilities—current portion	472	332
Lease liabilities—non-current portion	414	112
Derivative financial instruments—current liability	2,607	8,185
Derivative financial instruments—non-current liability	6,688	12,152

Total indebtedness	1,355,833	1,306,324

Total assets	2,396,944	2,333,048
Total indebtedness/total assets	56.6%	56.0%

17. Derivative Financial Instruments

        The fair value of the derivative assets is as follows:

	As of December 31,
	2019	2020
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	365	—
Forward foreign exchange contracts	7	—

Total	372	—

Derivative financial instruments, current asset	372	—

Total	372	—

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

17. Derivative Financial Instruments (Continued)

        The fair value of the derivative liabilities is as follows:

	As of December 31,
	2019	2020
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,233	20,337
Forward foreign exchange contracts	62	—

Total	9,295	20,337

Derivative financial instruments, current liability	2,607	8,185
Derivative financial instruments, non-current liability	6,688	12,152

Total	9,295	20,337

Interest rate swap agreements

        The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership's exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month USD LIBOR, and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

        The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2019	December 31, 2020
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.54%/1.34%*	130,000	—
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%/ 1.43%*	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.72%/1.52%*	130,000	130,000
GasLog Partners	GasLog	July 2017	July 2017	June 2022	2.19%/1.99%*	80,000	80,000
GasLog Partners	GasLog	May 2018	May 2018	Sep. 2020	3.15%/2.95%*	80,000	—
GasLog Partners	GasLog	Dec 2018	Jan 2019	Sep. 2020	3.14%/2.94%*	75,000	—
GAS-twenty seven Ltd.	DNB Bank ASA	July 2020	July 2020	July 2024	3.146%	—	48,889
GAS-twenty seven Ltd.	DNB Bank ASA	July 2020	July 2020	April 2025	3.069%	—	40,000
GAS-twenty seven Ltd.	ING Bank N.V.	July 2020	July 2020	July 2024	3.24%	—	24,444
GAS-twenty seven Ltd.	ING Bank N.V.	July 2020	July 2020	April 2025	3.176%	—	20,000

					Total	625,000	473,333

*
Pursuant to the Credit Support Annex entered into in March 2020, whereby GasLog Partners agreed to effect deposit cash collateral payments with GasLog in connection with its derivative instruments with GasLog (Note 13), the fixed interest rates of the interest rate swaps were decreased by 20 basis points or 0.2%. In November 2020, the Credit Support Annex

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

17. Derivative Financial Instruments (Continued)

  was amended and the cash collateral held with GasLog was fully released and the fixed interest rates of the three remaining interest rate swaps with GasLog were reverted to their initial fixed rates with effect on the next interest period.

        In the year ended December 31, 2020, the Partnership terminated two interest rate swap agreements with an aggregate notional amount of $155,000 initially due in 2023 and 2024 with GasLog by paying an amount of $13,210 equal to their aggregate fair values upon termination. Also, GAS-twenty seven Ltd. entered into four new interest rate swap agreements with an aggregate notional amount of $133,333 due in 2024 and 2025 with DNB Bank ASA, London Branch and ING Bank N.V., London Branch, the banks which were registered as hedging providers under the relevant facility entered into in July 2020 (Note 6), receiving an amount of $16,056.

        The derivative instruments listed above were not designated as cash flow hedging instruments as of December 31, 2020. The change in the fair value of the interest rate swaps for the year ended December 31, 2020 amounted to a loss of $8,623 (December 31, 2019, $14,381 and December 31, 2018: $833), which was recognized in profit or loss in the year incurred and is included in Loss on derivatives. During the year ended December 31, 2020, the loss of $8,623 was mainly attributable to changes in the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in an increase in net derivative liabilities, respectively, from interest rate swaps held for trading.

Forward foreign exchange contracts

        The Partnership uses non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros and Singapore Dollars ("SGD"). Under these non-deliverable forward foreign exchange contracts, the counterparties settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

        In the year ended December 31, 2020, the Partnership did not enter into any new forward foreign exchange contracts, while twenty-four contracts expired.

        The derivative instruments mentioned above were not designated as cash flow hedging instruments as of December 31, 2019. The change in the fair value of these contracts for the year ended December 31, 2020 amounted to a gain of $55 (December 31, 2019: a gain of $523 and December 31, 2018: a loss of $578), which was recognized in profit or loss for the year incurred and is included in Loss on derivatives.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

17. Derivative Financial Instruments (Continued)

        An analysis of Loss on derivatives is as follows:

	For the year ended December 31,
	2018	2019	2020
Realized (gain)/loss on interest rate swaps held for trading	(1,772)	(2,358)	6,300
Realized loss on forward foreign exchange contracts held for trading	409	1,295	61
Unrealized loss on interest rate swaps held for trading	833	14,381	8,623
Unrealized loss/(gain) on forward foreign exchange contracts held for trading	578	(523)	(55)

Total loss on derivatives	48	12,795	14,929

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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

18. Cash Flow Reconciliations

        The reconciliations of the Partnership's financing activities for the three years ended December 31, 2020 are presented in the following tables:

        A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2018	1,541,836	—	—	—	1,541,836
Borrowings drawdowns	—	25,940	—	—	25,940
Borrowings repayments	—	(209,336)	—	—	(209,336)
Additions in deferred loan issuance costs	—	(153)	—	50	(103)
Amortization and write-off of deferred loan issuance costs (Note 12)	—	—	7,463	—	7,463

Borrowings outstanding as of December 31, 2018	1,541,836	(183,549)	7,463	50	1,365,800

Borrowings outstanding as of January 1, 2019	1,365,800	—	—	—	1,365,800
Borrowings drawdowns	—	445,000	—	—	445,000
Borrowings repayments	—	(465,195)	—	—	(465,195)
Additions in deferred loan issuance costs	—	(6,173)	(164)	(50)	(6,387)
Amortization and write-off of deferred loan issuance costs (Note 12)	—	—	6,806	—	6,806

Borrowings outstanding as of December 31, 2019	1,365,800	(26,368)	6,642	(50)	1,346,024

Borrowings outstanding as of January 1, 2020	1,346,024	—	—	—	1,346,024
Borrowings drawdowns (Note 6)	—	479,984	—	—	479,984
Borrowings repayments (Note 6)	—	(540,701)	—	—	(540,701)
Additions in deferred loan issuance costs	—	(7,362)	164	—	(7,198)
Amortization and write-off of deferred loan issuance costs (Note 12)	—	—	7,434	—	7,434

Borrowings outstanding as of December 31, 2020	1,346,024	(68,079)	7,598	—	1,285,543

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

18. Cash Flow Reconciliations (Continued)

        A reconciliation of net derivative assets/liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Net derivative assets as of January 1, 2018	6,346	—	—	6,346
Unrealized loss on interest rate swaps held for trading (Note 17)	—	—	(833)	(833)
Unrealized loss on forward foreign exchange contracts held for trading (Note 17)	—	—	(578)	(578)

Net derivative assets as of December 31, 2018	6,346	—	(1,411)	4,935

Net derivative assets as of January 1, 2019	4,935	—	—	4,935
Unrealized loss on interest rate swaps held for trading (Note 17)	—	—	(14,381)	(14,381)
Unrealized gain on forward foreign exchange contracts held for trading (Note 17)	—	—	523	523

Net derivative liabilities as of December 31, 2019	4,935	—	(13,858)	(8,923)

Net derivative liabilities as of January 1, 2020	(8,923)	—	—	(8,923)
Proceeds from entering into interest rate swaps	—	(16,056)	—	(16,056)
Payment for interest rate swaps termination	—	13,210	—	13,210
Unrealized loss on interest rate swaps held for trading (Note 17)	—	—	(8,623)	(8,623)
Unrealized gain on forward foreign exchange contracts held for trading (Note 17)	—	—	55	55

Net derivative liabilities as of December 31, 2020	(8,923)	(2,846)	(8,568)	(20,337)

19. Earnings Per Unit

        The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement as generally described in Note 5 above.

        In the three years ended December 31, 2020, the Partnership completed equity offerings of common units and issued general partner units to its general partner in order for GasLog to retain its 2%, as presented in Note 5. Also, on June 30, 2019, the Partnership issued to GasLog 2,490,000 Class B units, which become eligible for conversion on a one-for-one basis into common units at GasLog's option on July 1, 2020 (Note 5), July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025.

        Basic earnings per unit is determined by dividing profit for the year reported at the end of each period after deducting preference unit distributions by the weighted average number of units outstanding during the year. Diluted earnings per unit is calculated by dividing the profit of the year attributable to common unitholders by the weighted average number of potential ordinary common

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

19. Earnings Per Unit (Continued)

units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

	For the year ended December 31,
	2018	2019	2020
Profit/(loss) for the year	128,046	(34,769)	56,859
Less:
Profit attributable to GasLog's operations*	(25,449)	(2,650)	—

Partnership's profit/(loss)	102,597	(37,419)	56,859

Adjustment for:
Paid and accrued preference unit distributions	(22,498)	(30,328)	(30,328)

Partnership's profit/(loss) attributable to:	80,099	(67,747)	26,531

Common unitholders	75,879	(66,268)	25,970
General partner	1,602	(1,479)	561
Incentive distribution rights**	2,618	—	N/A
Weighted average units outstanding (basic)
Common units	42,945,432	46,272,598	47,042,494
General partner units	876,255	975,531	1,021,336
Earnings/(loss) per unit (basic)
Common unitholders	1.77	(1.43)	0.55
General partner	1.83	(1.52)	0.55
Weighted average units outstanding (diluted)
Common units***	43,034,117	46,272,598	49,567,506
General partner units	876,255	975,531	1,021,336
Earnings/(loss) per unit (diluted)
Common unitholders	1.76	(1.43)	0.52
General partner	1.83	(1.52)	0.55

*
Includes profits of: (i) GAS-fourteen Ltd. for the period prior to its transfer to the Partnership on April 26, 2018, (ii) GAS-twenty seven Ltd. for the period prior to its transfer to the Partnership on November 14, 2018 and (iii) GAS-twelve Ltd. for the period prior to its transfer to the Partnership on April 1, 2019. While such amounts are reflected in the Partnership's financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), the aforementioned entities were not owned by the Partnership prior to their transfers to the Partnership on the respective dates and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

**
The IDRs were eliminated on June 30, 2019 (Note 5). Until their elimination, they represented the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels had been achieved. GasLog held the incentive distribution rights following completion of the Partnership's IPO. The IDRs could be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Based on the nature of such right, earnings attributable to IDRs could not be allocated on a per unit basis.

***
Includes unvested awards (Note 20) for the years ended December 31, 2018 and December 31, 2020; does not include unvested awards and Class B units for the year ended December 31, 2019, because their effect would be anti-dilutive. The 2,490,000 Class B units were issued on June 30, 2019 and are included in the weighted average number of units outstanding

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

19. Earnings Per Unit (Continued)

  for the calculation of diluted EPU from July 1, 2019 and onwards. They become eligible for conversion on a one-for-one basis into common units at GasLog's option in six tranches of 415,000 units per annum on July 1 of 2020 (Note 5), 2021, 2022, 2023, 2024 and 2025; as a result, they do not have an impact on the calculation of basic EPU until conversion.

20. Share-based Compensation

        The Partnership has granted to its executives Restricted Common Units ("RCUs") and Performance Common Units ("PCUs") in accordance with its 2015 Long-Term Incentive Plan (the "2015 Plan").

        The details of the granted awards are presented in the following table:

Awards	Number	Grant date	Fair value at grant date
RCUs	16,999	April 1, 2015	$24.12
PCUs	16,999	April 1, 2015	$24.12
RCUs	24,925	April 1, 2016	$16.45
PCUs	24,925	April 1, 2016	$16.45
RCUs	26,097	April 3, 2017	$23.85
PCUs	26,097	April 3, 2017	$23.85
RCUs	24,608	April 2, 2018	$23.40
PCUs	24,608	April 2, 2018	$23.40
RCUs	26,308	April 1, 2019	$22.99
PCUs	26,308	April 1, 2019	$22.99
RCUs	233,688	April 1, 2020	$2.02
PCUs	233,688	April 1, 2020	$2.02

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

Fair value

        The fair value per common unit of the RCUs and PCUs in accordance with the 2015 Plan was determined by using the grant date closing price of $24.12 for the 2015 grant, $16.45 for the 2016 grant, $23.85 for the 2017 grant, $23.40 for the 2018 grant, $22.99 for the 2019 grant and $2.02 for the 2020 grant and was not further adjusted since the holders are entitled to cash distributions.

GasLog Partners LP
Notes to the consolidated financial statements (Continued)
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

20. Share-based Compensation (Continued)

Movement in RCUs and PCUs during the year

        The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2019	75,084	1.25	1,595
Granted during the year	26,308	—	605
Vested during the year	(24,925)	—	(410)

Outstanding as of December 31, 2019	76,467	1.26	1,790

Granted during the year	233,688	—	472
Vested during the year	(220,177)	—	(1,816)

Outstanding as of December 31, 2020	89,978	2.04	446

PCUs
Outstanding as of January 1, 2019	75,084	1.25	1,595
Granted during the year	26,308	—	605
Vested during the year	(24,925)	—	(410)

Outstanding as of December 31, 2019	76,467	1.26	1,790

Granted during the year	233,688	—	472
Vested during the year	(213,955)	—	(1,668)
Forfeited during the year	(6,222)	—	(148)

Outstanding as of December 31, 2020	89,978	2.04	446

        The total expense recognized in respect of equity-settled employee benefits for the year ended December 31, 2020 was $1,908 ($1,158 for the year ended December 31, 2019; $1,034 for the year ended December 31, 2018). The total accrued cash distribution as of December 31, 2020 is $129 (December 31, 2019: $530).

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
For the years ended December 31, 2018, 2019 and 2020
(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

21. Taxation (Continued)

income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

        The Partnership did not qualify for this exemption for the three years ended December 31, 2020. During the year ended December 31, 2020, the estimated U.S. source gross transportation tax was $1,300 (December 31, 2019: $978 and December 31, 2018: $635).

22. Subsequent Events

        On January 27, 2021, the board of directors of GasLog Partners approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2020, of $0.01 per unit. The cash distribution was paid on February 11, 2021, to all common unitholders of record as of February 8, 2021. The aggregate amount of the declared distribution was $485.

        On February 19, 2021, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on March 15, 2021 to all unitholders of record as of March 8, 2021.