Form 20-F
period 2021-12-31
GasLog Partners LP
filed 2022-03-01
CIK 1598655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission file number: 001-36433

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2021, there were 51,137,201 Partnership common units, 1,660,000 Class B Units, 5,750,000 Series A Preference Units, 4,135,571 Series B Preference Units and 3,730,451 Series C Preference Units outstanding.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ◻ No ⌧

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ◻ No ⌧

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧ No ◻

Indicate by check mark whether the Company has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit such files).

Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ◻

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ⌧ No ◻

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing.

U.S. GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ⌧

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

•“GasLog Partners”, the “Partnership”, “we”, “our”, “us” or similar terms refer to GasLog Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates;

•“GasLog”, depending on the context, refers to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, other than GasLog Partners;

•“GasLog Group”, refers to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, including GasLog Partners;

•“our general partner” refers to GasLog Partners GP LLC, the general partner of GasLog Partners and a wholly owned subsidiary of GasLog;

•“GasLog LNG Services” refers to GasLog LNG Services Ltd., a wholly owned subsidiary of GasLog;

•“GasLog Carriers” refers to GasLog Carriers Ltd., a wholly owned subsidiary of GasLog;

•“GasLog Partners Holdings” refers to GasLog Partners Holdings LLC, a wholly owned subsidiary of GasLog Partners;

•“Merger Agreement” refers to the agreement and plan of merger dated as of February 21, 2021, and as subsequently amended on April 20, 2021, with BlackRock’s Global Energy and Power Infrastructure Team (collectively, “GEPIF”), pursuant to which GEPIF acquired all of the outstanding common shares of GasLog Ltd. that were not held by certain existing shareholders for a purchase price of $5.80 in cash per share (the “Transaction”). Following the consummation of the Transaction in June 2021, certain existing shareholders including Blenheim Holdings Ltd. (“Blenheim Holdings”), which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation (collectively, the “Rolling Shareholders”) continue to hold approximately 55% of the outstanding common shares of GasLog Ltd. and GEPIF holds approximately 45%;

•“Shell” refers to Royal Dutch Shell plc or any one or more of its subsidiaries;

•“MSL” refers to Methane Services Limited, a subsidiary of Shell;

•“DSME” refers to Daewoo Shipbuilding and Marine Engineering Co., Ltd.;

•“TotalEnergies” refers to TotalEnergies Gas & Power Limited, a wholly owned subsidiary of TotalEnergies SE;

•“Cheniere” refers to Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc.;

•“CDBL” refers to CL Gas Three Limited, a wholly owned subsidiary of China Development Bank Financial Leasing Co., Ltd.;

•“Trafigura” refers to Trafigura Maritime Logistics PTE Ltd.;

•“Gunvor” refers to Clearlake Shipping Pte. Ltd., a wholly owned subsidiary of Gunvor Group Ltd.;

•“JOVO” refers to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group;

•“CNTIC VPower” refers to CNTIC VPower Energy Ltd., an independent Chinese energy company;

•“ATM Programme” refers to our at-the-market common equity offering programme which commenced in May 2017;

•“Class B Units” refers collectively to the 1,660,000 Class B units issued on June 30, 2019 which remain outstanding, of which 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6;

•“Series A Preference Units” refers to our 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;

•“Series B Preference Units” refers to our 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;

•“Series C Preference Units” refers to our 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;

•“Preference Units” refers to our Series A Preference Units, our Series B Preference Units and our Series C Preference Units;

•“LNG” refers to liquefied natural gas;

•“FSRUs” refers to Floating Storage and Regasification Units;

•“FSUs” refers to Floating Storage Units;

•“NYSE” refers to the New York Stock Exchange;

•“SEC” refers to the U.S. Securities and Exchange Commission;

•“IPO” refers to the initial public offering of GasLog Partners on May 12, 2014;

•“IFRS” refers to International Financial Reporting Standards;

•“IASB” refers to International Accounting Standards Board;

•“dollars” and “$” refer to, and amounts are presented in, U.S. dollars;

•“TFDE” refers to tri-fuel diesel electric engine propulsion;

•“Steam” refers to steam turbine propulsion;

•“cbm” refers to cubic meters; and

•“mtpa” refers to million tonnes per annum.

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions and the impact of changes to cash distributions on the Partnership’s business and growth prospects, plans, strategies, and changes and trends in our business and the markets in which we operate. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders, and other written materials. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this annual report or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

●	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
●	fluctuations in charter hire rates, vessel utilization and vessel values;
●	our ability to secure new multi-year charters at economically attractive rates;
●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
●	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
●	number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;
●	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
●	fluctuations in exchange rates, especially the U.S. dollar and Euro;
●	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;
●	our ability to leverage GasLog’s relationships and reputation in the shipping industry and the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers to obtain new charter contracts;

●	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
●	changes in the ownership of our charterers;
●	our customers’ performance of their obligations under our time charters and other contracts;
●	our future operating performance, financial condition, liquidity and cash available for distributions;
●	our distribution policy and our ability to make cash distributions on our units or the impact of changes to cash distributions on our financial position;
●	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments and our ability to meet our restrictive covenants and other obligations under our credit facilities;
●	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;
●	risks inherent in ship operation, including the discharge of pollutants;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
●	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including regulatory requirements with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
●	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
●	potential liability from future litigation; and
●	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.	Reserved

B.Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our common units or preference units is subject to a number of risks, including risks related to our business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to the LNG Carrier Business

●	Our owned and bareboat fleet of 15 LNG carriers includes 10 TFDE vessels and five Steam vessels. Six of our ships currently operate under long-term time charters (defined as charters with initial duration of more than five years) and nine ships trade in the short-term spot market (defined as vessels under contracts with initial duration of less than five years). On redelivery, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters. Furthermore, advances in LNG carrier technology may negatively impact our ability to recharter the Steam or TFDE vessels on attractive rates and may result in lower levels of utilization. Operating vessels in the spot market, or being unable to recharter the Steam vessels on term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current long-term charter arrangements.
●	The LNG shipping industry is subject to substantial environmental and other regulations which may be increased further by the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators.
●	The continuing COVID-19 pandemic and the spread of new variants may have further negative effects on the global economy, energy demand and our business.
●	If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements.

●	An oversupply of LNG carriers as a result of excessive new ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows, especially in relation to our Steam vessels that are less efficient compared to newer vessels.
●	Ship values may fluctuate substantially, and such fluctuation has, as at December 31, 2021 in relation to our Steam vessels, and could again in the future, resulted in a non-cash impairment charge. A further decline in ship values could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

Risks Related to Us

●	Our future success depends on our own and GasLog’s ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts, for which we face considerable competition from other established companies with significant resources, as well as recent and potential future new entrants. We are reliant on the commercial skills of GasLog to develop, establish and maintain customer relationships on our behalf.
●	We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	Due to our lack of diversification, adverse developments in the LNG market and/or in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking new charters for our vessels.
●	We are subject to certain risks with respect to our relationship with GasLog, and failure of GasLog to comply with certain of its financial covenants under its debt instruments could, among other things, result in a default under the loan facilities related to four of our vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	GasLog and its affiliates may compete with us.
●	The price of our common units has declined significantly in recent years and may continue to be volatile.
●	Common unitholders have limited voting rights, and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.
●	GasLog and our general partner own a controlling interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our unitholders, which may permit them to favor their own interests to your detriment.
●	Our officers face conflicts in the allocation of their time to our business.
●	Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.
●	We may issue additional equity securities, including securities senior to the common units, without the approval of our common unitholders, which would dilute the ownership interests of the common unitholders.
●	Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.
●	We are a “foreign private issuer” under NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

Risks Related to our Preference Units

●	Our Preference Units are subordinated to our debt obligations, and investors’ interests could be diluted by the issuance of additional preference units and by other transactions.
●	Holders of our Preference Units have extremely limited voting rights.
●	The Preference Units represent perpetual equity interests, and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.
●	In 2020, we reduced our quarterly cash distribution rate on our common units to $0.01 per common unit with effect from the third quarter 2020 and onwards. We maintained this distribution rate throughout 2021 and may continue to do so for the foreseeable future.
●	The Preference Units have not been rated, and ratings of any other of our securities may affect the trading price of the Preference Units.
●	Market interest rates may adversely affect the value of our Preference Units.
●	The Preference Units are redeemable at our option.
●	The historical levels of three-month U.S. dollar London Interbank Offered Rate (“LIBOR”) are not an indication of the future levels of three-month LIBOR, and the phasing out of LIBOR after 2023 may adversely affect the value of and return on our Preference Units.

Risks Inherent in the LNG Carriers Business

Our owned and bareboat fleet of 15 LNG carriers includes 10 TFDE vessels and five Steam vessels. Nine of our vessels operate in the short-term spot market (defined as vessels under contracts with initial duration of less than five years). The long-term charter (defined as charters with initial duration of more than five years) on one of our TFDE vessels expires in 2022. On redelivery, the vessel will operate in the short-term spot market unless we are able to secure a new long-term time charter. Furthermore, advances in LNG carrier technology and increasing environmental regulations may negatively impact our ability to recharter the Steam or TFDE vessels on attractive rates and may result in lower levels of utilization. Operating vessels in the spot market, or being unable to recharter the Steam vessels on long-term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition, the value of our assets, and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

The Solaris is due to come off its long-term charter in March 2022 while seven of the vessels operating in the spot market are due to come off charter between March 2022 and December 2022. Typically the charter rates for vessels trading in the spot market are significantly lower than the charter rates earned under previous multi-year charters. Our Steam vessels are less efficient and have higher emissions than larger, more technologically advanced modern LNG carriers and it may be more challenging to find spot and/or term employment for these vessels in the future. Unless we are able to secure longer term charters at attractive rates we will have exposure to the spot market which is highly competitive and subject to significant price fluctuations. In addition, there may be extended periods of idle time between charters. Moreover, any longer term charters we are able to secure for on-the-water vessels may not be as long in duration as the multi-year charters we have enjoyed in the past and are likely to be at lower charter rates. In recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market than was historically the case, there has been a decrease in the duration of term charters for on-the-water vessels with such charters now generally being anywhere between six months and three years in duration. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel but we will be required to pay expenses necessary to maintain the vessel in proper operating condition, as well as servicing the debt attached to the vessel.

Failure to secure new term charters could adversely affect our future liquidity, results of operations and cash flows, including cash available for distribution to unitholders, as well as our ability to meet certain of our debt obligations and covenants.

On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings due to these risks, we announced that GasLog Partners will focus its capital allocation on debt repayment and prioritizing balance sheet strength. The Partnership reduced its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019 and then further decreased its quarterly common unit distribution to $0.01 per unit for the third quarter of 2020 onwards. A decline in expected long-term charter rates and employment opportunities, together with uncertainty about the environmental regulations, especially for older technology vessels, could adversely affect the market value of our vessels, on which certain of the ratios and financial covenants with which we are required to comply are based. A significant decline in the market value of our vessels could impact our compliance with these covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of vessels, could cause us to incur a loss. These declines caused the Partnership to recognize a total non-cash impairment loss of $104.0 million during the year ended December 31, 2021 for its five Steam vessels built in 2006 and 2007.

The LNG shipping industry is subject to substantial environmental and other regulations which may be increased further by the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators.

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. These requirements may introduce regulations which affect the operation profile of our vessels and could impact our existing charters. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third party claims as a result of violations of, or liabilities under, such laws and regulations. The higher emissions of our Steam vessels relative to more modern vessels could make it more difficult to secure employment for these vessels and reduce the rates at which we can charter these vessels to our customers.

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

Additional laws, regulations, taxes or levies may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. New or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States has enacted legislation, and more recently a convention adopted by the International Maritime Organisation (the “IMO”) has become effective, governing ballast water management systems on oceangoing ships. The IMO has also established progressive standards limiting emissions from ships (ratified in the MEPC75) starting from 2023 towards 2030 and 2050 goals. The EU is trying to incorporate shipping within the carbon Emission Trading Scheme already existing for other sectors. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low sulfur fuel or pollution controls) in order for us to maintain our ships’ compliance with international and/or national regulations. We may also become subject to additional laws and regulations if we enter new markets or trades.

The EU’s Taxonomy Regulation establishes an EU framework for the classification of sustainable economic activities with the aim of providing transparency to investors and business as the EU moves towards its 2050 climate neutrality goal. In February 2022, proposed new rules announced by the EU named natural gas and nuclear power generation as “transitional technologies” (provided they meet certain criteria, such as replacing coal plants, and subject to certain limits and phase put periods) and set out new disclosure rules for companies regarding annul reporting about compliance with green criteria. The proposed rules remain subject to EU approval during 2022.

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

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990 (“OPA”), provide for potentially unlimited joint, several and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, (the “London Convention”).

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

Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases, or “GHG”, from international shipping currently are not subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention”. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

There is increasing focus on the environmental footprint of the energy and transportation sectors from governments, regulators, shareholders, customers, environmental pressure groups and other stakeholders. This has been manifested recently by Shell’s commitment to base executive remuneration in part on the achievement of specific carbon emissions targets, covering all of its activities and products and those of its suppliers. GasLog’s vessels on charter to Shell and other energy companies form part of their supply chain and maybe captured within these targets. In addition, many large financial institutions are under pressure both to reduce their own environmental footprints and to monitor the environmental footprints of the companies and projects to which they lend. While LNG is among the cleanest marine transportation fuels, the focus and pressure on the environmental footprint of the marine transportation sector is likely to remain high and may increase. For example, in June 2021, the IMO adopted amendments to MARPOL Annex VI that are expected to enter into force on November 1, 2022 and will require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures. Any specific requirements imposed on GasLog by regulators, governments, customers or other stakeholders may impact the useful life of our vessels, increase our operating costs or require us to undertake significant investments in our vessels which may reduce our revenues, profits and cash flows and may impact our ability to pay distributions to our unitholders.

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

The continuing COVID-19 pandemic and the spread of new variants may have further negative effects on the global economy, energy demand and our business.

The COVID-19 pandemic introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. Initially, it negatively impacted global economic activity and demand for energy, including LNG. As a result of significantly lower demand for oil and refined products and the failure of the principal producers of oil to reduce production in line with the fall in demand, oil prices were pressured downward in 2020. Oil prices had recovered by the end of 2020 and continued to recover during 2021 due to oil production cuts, as well as a more favourable economic outlook following the distribution of several COVID-19 vaccines around the world which helped to balance the market. Similarly global natural gas prices were impacted by lower industrial demand at the start of the COVID-19 pandemic, particularly during the second and third quarters 2020, as well as increasing gas production in export markets such as the United States. Although the LNG market improved throughout 2021 and remains on a positive trend, this improvement may not be sustainable in the long-term. In the financial markets, the virus, and the responses of governments around the world to manage the impact of the virus, led to lower interest rates and extreme volatility in the prices of equities, bonds, commodities and their respective derivatives.

The ongoing spread of the COVID-19 virus, and emergence of new variants, may negatively affect our business and operations, the health of our crews and the availability of our fleet, particularly if crew members contract COVID-19, as well as our financial position and prospects. Any future reduction in LNG demand and further closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to reduced chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. If this were to occur, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations. With nine of our vessels currently trading in the short-term spot market, any additional exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows.

Additionally, if the COVID-19 pandemic again causes declines in the LNG market this could negatively impact our estimates regarding future charter rates for non-contracted revenue days and the discount rate in our future impairment assessments. This would negatively affect the future carrying values of our vessels, which could cause significant negative impacts on our liquidity and financial condition.

Although we have taken extensive measures to limit the impact of COVID-19 on business continuity, including implementation of a “work from home” policy for shore-based employees, as required depending on each location, and the commencement of select rotations of offshore personnel where possible, giving effect to local restrictions on the movement of offshore staff, these measures may not be sufficient to protect our business against the impact of COVID-19.

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

An oversupply of LNG carriers as a result of excessive new ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows, especially in relation to our Steam vessels that are less efficient compared to newer vessels.

While we currently believe that the global LNG carrier fleet may experience high levels of utilization over the next one to two years, the supply of LNG carriers has been increasing as a result of the ordering and delivery of new ships. Ordering increased significantly in 2018 and 2019, driven by cyclically low shipyard prices for newbuild vessels, the then strengthening of charter rates and increasing expectations for long-term LNG supply and demand. Whilst ordering of newbuildings declined in 2020, with only 35 LNG carriers ordered, 2021 saw a record 82 orders for LNG carriers. According to Poten, as of January 13, 2022, the global trading fleet of conventional LNG carriers (>100,000 cbm) consisted of 582 vessels, with another 151 LNG carriers on order, of which 122 have multi-year charters. Any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping may have a negative impact on charter hire rates, vessel utilization and vessel values. If charter hire rates are lower when we are seeking new time charters, or if we are unable to secure employment for our vessels trading in the spot and short-term markets, as a result of increased competition from modern vessels, our revenues and cash flows, including cash available for distribution to unitholders, may further decline.

A cyber-attack could materially disrupt the Partnership’s business.

The Partnership relies on information technology systems and networks, the majority of which are hosted by GasLog, in its operations and the administration of its business. The Partnership’s business operations, or those of GasLog, could be targeted by individuals or groups seeking to sabotage or disrupt the Partnership’s or GasLog’s information and operational technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt the Partnership’s operations, including the safety and integrity of its operations, or lead to unauthorized release of information or alteration of information on its systems. Any such attack or other breach of the Partnership’s information technology systems could have a material adverse effect on the Partnership’s business and results of operations. While we have insurance policies in place to cover losses in the event of a cyber related event, there can be no assurance that any specific event would be covered by these policies or that the losses would be covered in full.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives and regulations, as well as their interpretation and enforcement, continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the European Union (“EU”) on May 25, 2018 and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Non-compliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers.

Furthermore, any changes to industry standards and regulations require additional expenses to ensure compliance. However, the impact of such regulations is hard to predict at this time.

Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Most recently, the escalation in conflict between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect the Partnership’s operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

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

Securing access to replacement funds in advance of the maturity of our current debt facilities in 2024 and 2025 cannot be assured in the same amount or on the same or similar terms. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or to pay distributions to unitholders. Any future debt or equity financing raised may contain unfavorable terms to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our investment plans, including potential fleet growth. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

Furthermore, our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the value of the ships, which in turn depends in part on charter hire rates, charter lengths and the ability of our charterers to comply with the terms of their charters. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional ships and to refinance our existing debt as balloon payments come due, or may significantly increase our costs of obtaining such capital. Reduced expectations for the utilization and earnings of our vessels operating in the short-term spot market may also impact our ability to access additional capital resources. Our inability to obtain additional financing or having to commit to financing on unattractive terms could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

Our future ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. The COVID-19 virus has had a significant impact on all financial markets, including the prices and the volatility of equities, bonds, commodities, interest rates and foreign exchange rates and their associated derivatives, and the availability and cost of liquidity in the bank credit markets. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our ability to make cash distributions may be diminished, or our financial leverage may increase, or our unitholders may be diluted. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.

To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources including the capital markets. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. The COVID-19 virus has had a significant negative impact on global financial markets. If we are unable to access the capital markets or raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

●	seeking waivers or consents from our creditors;
●	restructuring our debt;
●	seeking additional debt or equity capital;
●	selling assets;
●	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or
●	seeking bankruptcy protection.

Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Use of cash from operations and possible future sale of certain assets will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Following the recent significant fall in the value of our common units, we may not be able to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our quarterly distributions to unitholders. Despite the refinancing of the Partnership’s debt maturities due in 2021, our liquidity position could be challenged in the future, and we may need to raise equity in order to remain in compliance with the financial covenants within our loan facilities.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the quarterly distributions on our common units, Preference Units and general partner units, or to redeem our Preference Units.

Our board of directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our partnership agreement and applicable law. On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings, as well as our increased exposure to the spot market, we announced that GasLog Partners will focus its capital allocation on debt repayment and prioritizing balance sheet strength. The Partnership reduced its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019 and then further decreased its quarterly common unit distribution to $0.01 per unit for the third quarter of 2020 onwards. On January 27, 2022 we announced that our capital allocation strategy remains unchanged with a focus on deleveraging, reducing of our break evens and repurchasing our Preference Units on an opportunistic basis (subject to Preference Unit prices). There is no guarantee that we will continue to make distributions to our unitholders in the future (including cumulative distributions payable with respect to our Preference Units). The markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period. We may not have sufficient cash from operations to pay quarterly distributions on our common units and general partner units or to pay the quarterly preference distributions on our Preference Units. The amount of cash we can distribute on our units depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

●	the utilization levels of our vessels trading in the spot or short-term market;
●	the rates we obtain from our charters and the performance by our charterers of their obligations under the charters;
●	the expiration of charter contracts;
●	the charterers’ options to terminate charter contracts;
●	the number of off-hire days for our fleet and the timing of, and number of days required for, dry-docking of vessels;
●	the level of our operating costs, such as the cost of crews, vessel maintenance and insurance;
●	the supply of LNG carriers;
●	prevailing global and regional economic and political conditions; and
●	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution will depend on other factors, including:

●	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations and customer requirements;

●	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;
●	our financial covenants, especially as concerns the minimum liquidity that we are required to maintain at all times;
●	the level of debt we will incur to fund future acquisitions, including if we exercise our options to purchase any additional vessels from GasLog;
●	fluctuations in our working capital needs;
●	our ability to make, and the level of, working capital borrowings; and
●	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors, which cash reserves are not subject to any specified maximum dollar amount.

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

Our owned and bareboat fleet consists of 15 LNG carriers that are in operation. LNG carriers are complex and their operations are technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenues or higher than anticipated operating expenses or require additional capital expenditures.

Furthermore, the operation of ocean-going ships carries inherent risks. These risks include the possibility of:

●	marine disaster;
●	piracy;
●	cyber attacks or other failures of operational and information technology systems;
●	environmental accidents;
●	adverse weather conditions;
●	grounding, fire, explosions and collisions;
●	cargo and property loss or damage;
●	business interruptions caused by mechanical failure, human error, war, terrorism, disease (such as the outbreak of the COVID-19 virus) and quarantine, or political action in various countries;
●	declining operational performance due to physical degradation as a result of extensive idle time or other factors; and
●	work stoppages or other labor problems with crew members serving on our ships. An accident involving any of our owned ships could result in any of the following:

●	death or injury to persons, damage to our ships, loss of property or environmental damage;
●	delays in the delivery of cargo;
●	loss of revenues from termination of charter contracts;
●	governmental fines, penalties or restrictions on conducting business;
●	litigation with our employees, customers or third parties;
●	higher insurance rates; and
●	damage to our reputation and customer relationships generally.

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

All vessels in our fleet are required to be dry-docked at least once every five years for inspection and repairs. The dry-docking of our vessels may be longer and more costly than normal as a result of required repairs or regulatory requirements at the time of the dry-docking. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to unitholders, could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2023 (four vessels) and 2024 (one vessel).

Our future success depends on our own and GasLog’s ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts, for which we face considerable competition from other established companies with significant resources, as well as recent and potential future new entrants. We are reliant on the commercial skills of GasLog to develop, establish and maintain customer relationships on our behalf.

One of our principal objectives is to enter into additional multi-year, fixed rate charters. The process of obtaining multi-year, fixed rate charters for LNG carriers is highly competitive and generally involves an intensive screening process by potential customers and the submission of competitive bids. The process is lengthy and the LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

●	size, age, technical specifications and condition of the ship;
●	LNG shipping experience and quality and efficiency of ship operations, including level of emissions;
●	shipping industry relationships and reputation for customer service;

●	technical ability and reputation for operation of highly specialized ships;
●	quality and experience of officers and crew;
●	safety record;
●	the ability to finance ships at competitive rates and financial stability generally;
●	relationships with shipyards and the ability to get suitable berths;
●	construction and dry-docking management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and
●	competitiveness of the bid in terms of charter rate and other economic and commercial terms.

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

For the year ended December 31, 2021, 55.7% of our revenues derived from wholly owned subsidiaries of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long- term force majeure events or otherwise. If a customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar or more favourable terms, we will suffer a loss of revenues.

Our charterer has the right to terminate a ship’s time charter in certain circumstances, such as:

●	loss of the ship or damage to it beyond repair;
●	if the ship is off-hire for any reason other than scheduled dry-docking for a period exceeding 90 consecutive days, or for more than 90 days in any one year period;
●	defaults by us in our obligations under the charter; or
●	the outbreak of war or hostilities involving two or more major nations, such as the United States or the People’s Republic of China, that would materially and adversely affect the trading of the ship for a period of at least 30 days.

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

Ship values may fluctuate substantially, which has resulted in a non-cash impairment charges on our Steam vessels in previous years. A further decline in ship values could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

Values for ships can fluctuate substantially over time due to a number of different factors, including:

●	prevailing economic conditions in the natural gas and energy markets;
●	a substantial or extended decline in demand for LNG;
●	the level of worldwide LNG production and exports;
●	changes in the supply and demand balance of the global LNG carrier fleet and the size and contract profile of the LNG carrier orderbook;
●	changes in prevailing charter hire rates;
●	declines in levels of utilization of the global LNG carrier fleet and of our vessels;
●	the physical condition of the ship;
●	the size, age and technical specifications of the ship; and
●	the cost of retrofitting or modifying existing ships, as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

If the market values of our ships decline, we may be required to record additional impairment charges in our financial statements, in addition to the impairment charge of $104.0 million recorded in the year ended December 31, 2021, which could adversely affect our results of operations. See “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates—Impairment of Vessels”. Deterioration in the market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to redeploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship values have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

If we cannot meet our charterers’ quality and compliance requirements, including regulations or costs associated with the environmental impact of our vessels, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our future performance, including our ability to strengthen our balance sheet and to profitably employ and expand our fleet, will depend on continued growth in LNG supply and demand, and the demand for shipping. A complete LNG project includes natural gas production, liquefaction, storage, regasification and distribution facilities, in addition to marine transportation of LNG. Growth in LNG demand and increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the rate of global economic growth, fluctuations in global commodity prices, including natural gas, oil and coal as well as other sources of energy, and energy and environmental policy in markets which produce and/or consume LNG. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

●	prices for crude oil, petroleum products and natural gas. A return to low natural gas prices globally may limit the willingness and ability of developers of new LNG infrastructure projects to approve the development of such new projects;
●	the cost of natural gas derived from LNG relative to the cost of natural gas generally and to the cost of alternative fuels, including renewables and coal, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG;
●	increases in the production levels of lower cost domestic natural gas in natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;
●	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing pipelines, or the development of new pipeline systems in markets we may serve;
●	infrastructure constraints such as delays in the construction of liquefaction or regasification facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment;
●	concerns regarding the spread of disease, for example, the COVID-19 virus, safety and terrorism;
●	changes in weather patterns leading to warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season;
●	the availability and allocation of capital by developers to new LNG projects, especially the major oil and gas companies and other leading participants in the LNG industry;
●	increases in interest rates, capital market volatility, changes in bank regulations or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;
●	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth;
●	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive;
●	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;

●	any significant explosion, spill or other incident involving an LNG facility or carrier; or
●	regional, national or international energy policies that constrain the production or consumption of hydrocarbons including natural gas.

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

Natural gas prices are volatile, as demonstrated by the multi-year lows in 2020 and record highs seen in 2021 in many parts of the world. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

●	price and availability of crude oil and petroleum products;
●	worldwide and regional supply of, demand for and price of natural gas;
●	the costs of exploration, development, production, transportation and distribution of natural gas;
●	expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources;
●	the level of worldwide LNG production and exports;
●	government laws and regulations, including but not limited to environmental protection laws and regulations;
●	local and international political, economic and weather conditions;
●	political and military conflicts; and
●	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries as well as alternate sources of primary energy such as renewables.

With nine vessels operating in the short-term spot market (defined as vessels under contracts of less than five years) the significant global natural gas and crude oil price volatility referenced above may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

●	a reduction in exploration for or development of new natural gas reserves or projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
●	volatile oil prices negatively affecting the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil, in turn negatively affecting the economics of potential new LNG production projects, which may reduce our growth opportunities;
●	high oil prices negatively affecting the competitiveness of natural gas to the extent that natural gas prices are benchmarked to the price of crude oil;
●	low gas prices globally and/or weak differentials between prices in the Atlantic Basin and the Pacific Basin leading to reduced inter-basin trading of LNG and reduced demand for LNG shipping;

●	lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels following expiration or termination of existing contracts or upon the initial chartering of vessels;
●	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration;
●	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
●	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings and could impact our compliance with the covenants in our loan agreements.

Due to our lack of diversification, adverse developments in the LNG market and/or in the LNG transportation industry could adversely affect our business, particularly if such developments occur at a time when we are seeking new charters for our vessels.

We rely exclusively on the cash flow generated from charters for our LNG vessels, either spot/short-term or long-term. Due to our lack of diversification, an adverse development in the LNG market and/or the LNG transportation industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our ships are not under charter or nearing the end of their charters, than if we maintained more diverse assets or lines of businesses.

Changes in global and regional economic conditions and capital markets volatility could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities such as the continuing COVID-19 pandemic and high inflation experienced in 2021. A further tightening of the credit markets may negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reduction in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and ability to make cash distributions to our unitholders.

In 2020, we reduced our quarterly cash distribution rate on our common shares to $0.01 per unit. We have maintained this distribution rate throughout 2021 and may continue to do so for the foreseeable future; future distributions may remain at this level for an indefinite period or be eliminated entirely, which could impact our ability to raise capital.

In light of the continued COVID-19 related uncertainty in the near term LNG and LNG shipping markets, our board of directors and management have been proactive in optimizing our corporate structure, prioritizing preserving liquidity and deleveraging the balance sheet. As a result, starting in the third quarter of 2020, we reduced our quarterly cash distributions on our common units to $0.01 per unit. While we believe that this action will allow us to preserve liquidity during this continuing period of COVID-19 uncertainty, there is some risk that we may not be able to substantially increase the amount of distribution in coming periods, which could have a negative impact on our unit price. Any negative impact on our unit price could ultimately impact our ability to raise capital.

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

We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures include capital expenditures associated with (i) the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or dry-docking) and (ii) modifying an existing vessel or acquiring a new vessel, to the extent these expenditures are incurred to maintain, enhance or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

●	the cost of labor and materials;
●	the time required to carry out any investments;
●	customer requirements;
●	the size of our fleet;
●	the cost of replacement vessels;
●	the length and terms of our charters;
●	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment;
●	competitive standards; and
●	the age of our ships.

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

The derivative contracts used to hedge our exposure to fluctuations in interest rates and foreign exchange rates could result in reductions in our partners’ equity as well as charges against our profit.

We enter into derivative contracts from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness and in foreign exchange rates relating to our operating expenditures that are denominated in currencies other than the U.S. dollar. As of December 31, 2021, there were no foreign exchange derivatives outstanding. Nonetheless, we had two interest rate swaps with GasLog in place with a notional amount of $210.0 million and four interest rate swaps with an aggregate notional amount of $133.3 million with DNB Bank ASA, London Branch and ING Bank N.V., London Branch. None of the existing derivative contracts were designated as a cash flow hedging instrument. The changes in their fair value are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit and earnings per unit.

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

We will enter into, among other things, time charters and other contracts with our customers, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk. For example, for the year ended December 31, 2021, 55.7% of our revenues derived from subsidiaries of Shell. We also have vessels on charter to Trafigura, Cheniere, Gunvor JOVO, VPOWER CNTIC and TotalEnergies. While we believe all our customers to be strong counterparties, their creditworthiness as assessed by independent parties such as credit rating agencies is less strong than that of Shell. In the future, we may enter into new charters with these and other counterparties who are less creditworthy.

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

Our level of debt could have important consequences to us, including the following:

●	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, ship acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;
●	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;
●	the requirement on us to maintain minimum levels of liquidity, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;
●	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures, changes in financial market conditions or a downturn in our industry or the economy generally;
●	our debt level may limit our flexibility in responding to changing business and economic conditions; and
●	if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. As of December 31, 2021, we had an aggregate of $1,085.8 million of indebtedness outstanding under our credit facilities, of which $99.3 million is repayable within one year. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.

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

The operating and financial restrictions and covenants in our credit facilities and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the financing agreements may restrict the ability of us and our subsidiaries to:

●	incur or guarantee indebtedness;
●	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;
●	pay dividends or distributions;
●	make certain negative pledges and grant certain liens;
●	sell, transfer, assign or convey assets;
●	make certain investments; and
●	enter into a new line of business.

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

The payment of principal and interest on our debt reduces cash available for distribution to our unitholders. In addition, our credit facilities prohibit the payment of distributions to our unitholders upon the occurrence of the following events, among others:

●	failure to pay any principal, interest, fees, expenses or other amounts when due;
●	breach or lapse of any insurance with respect to vessels securing the facilities;
●	breach of certain financial covenants;

●	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;
●	default under other indebtedness;
●	bankruptcy or insolvency events;
●	failure of any representation or warranty to be correct;
●	a change of ownership of the borrowers or GasLog Partners Holdings; and
●	a material adverse effect.

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

Under the terms of the omnibus agreement, we have the right to purchase Five-Year Vessels within 30 days following receipt of notice from GasLog. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement—Noncompetition” for the definitions of “Five-Year Vessel”.

We will not be obligated to purchase any of these vessels and, accordingly, we may not complete the purchase of any of such vessels. Furthermore, even if we are able to agree on a price with GasLog, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us. In light of recent master limited partnership (“MLP”) market volatility and the fall in the value of our common and Preference units, it may be more difficult for us to complete an accretive acquisition.

We believe that other acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or other asset or business may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to justify the investment. In addition, any acquisition exposes us to risks that may harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders, including risks that we may:

●	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
●	be unable to attract, hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
●	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
●	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
●	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or
●	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Hormuz. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Despite a phase one trade deal being signed in January 2020, tensions continue to exist. The recent hostilities between Russia and Ukraine, in addition to sanctions announced on February 22, 2022 by President Biden and several European leaders against Russia and any forthcoming sanctions, may also adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Russia, Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Terrorist attacks, international hostilities, political change and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks, piracy and the current conflicts in Ukraine, the Middle East and elsewhere, as well as other current and future conflicts and political change, may adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

The recent escalation of conflicts between Russia and Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

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

The United States and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries they consider to be state sponsors of terrorism. For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expanded the application of the prohibitions imposed by the U.S. government to non-U.S. companies, such as us, and limits the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products, as well as LNG.

In 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of, any sanctions in effect against Iran, or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012, (the “ITRA”), which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of such person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 whether the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 or the “IFCA”, which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement of many of the sanctions against Iran’s energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. However, in May 2018, the United States announced its withdrawal of the U.S. from the Joint Comprehensive Plan of Action, and almost all of the U.S. sanctions waived and lifted in January 2016 were reinstated in August 2018 and November 2018, respectively. These sanctions also encompass significant transactions to sell, supply or transfer to Iran goods or services related to the aforementioned sanctioned sections.

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

We operate our ships worldwide, requiring our ships to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, (the “FCPA”), and the Bribery Act 2010 of the United Kingdom (the “UK Bribery Act”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

The European Union Code of Conduct Group has assessed the tax policies of a range of countries including Bermuda, where our vessel owning entities are incorporated and the Marshall Islands where we also have affiliated entities incorporated. Bermuda and the Marshall Islands committed to comply with the European Union Code of Conduct Group’s requirements on economic substance and passed legislation in the form of the Bermuda Economic Substance Act of 2018 and the Marshall Islands Substance Regulations.

GasLog has filed the required returns confirming we have appropriate economic substance in Bermuda and the Marshall Islands. However, it is not possible to accurately predict the outcome of any review by the authorities as to whether or not GasLog and its business has accurately interpreted the requirements. Whilst we believe we have taken appropriate advice and counsel from the relevant authorities and external legal advisors; the requirements may increase the complexity and costs of carrying on GasLog’s business with entities incorporated in Bermuda and the Marshall Islands.

Increased regulatory oversight, uncertainty relating to the nature and timing of the potential phasing out of LIBOR, and agreement on any new alternative reference rates may adversely impact our ability to manage our exposure to fluctuations in interest rates and borrowing costs.

As a result of the majority of our debt being primarily based on LIBOR and certain other interest rate benchmarks, fluctuations in interest rates could have a material effect on our interest expense and borrowing costs. LIBOR and certain other interest rate benchmarks may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. On March 5, 2021, the U.K. Financial Conduct Authority announced the future cessation or loss of representativeness of LIBOR benchmark as currently published by the ICE Benchmark Administration with a target date immediately after June 30, 2023. While there is no consensus on what interest rate may become accepted as alternatives to LIBOR, the Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, has selected the Secured Overnight Finance Rate (“SOFR”) as published by the Federal Reserve Bank of New York since May 2018. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. At this time, it is impossible to predict whether SOFR or another reference rate will become an accepted alternative to LIBOR. The manner and impact of this transition may materially adversely affect the trading market for LIBOR based agreements, including our credit facilities, interest rate swaps and Preference Units. We will need to negotiate the replacement benchmark rate on our credit facilities and interest rate swaps and the use of an alternative rate or benchmark, may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted.

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

The price of our common units has declined significantly in recent years and may continue to be volatile.

The price of our common units may be volatile and may fluctuate due to factors including:

●	our payment of cash distributions to our unitholders;
●	the amount of cash distributions paid to our unitholders;
●	repurchases by us of our common units pursuant to our unit repurchase programme;
●	actual or anticipated fluctuations in quarterly and annual results;
●	fluctuations in oil and natural gas prices;
●	fluctuations in the seaborne transportation industry, including fluctuations in the charter rates and utilization of vessels in the LNG carrier market;
●	fluctuations in supply of and demand for LNG;
●	mergers and strategic alliances in the shipping industry;
●	changes in governmental regulations or maritime self-regulatory organizations standards;
●	shortfalls in our operating results from levels forecasted by securities analysts;
●	announcements concerning us or our competitors or other MLPs;
●	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;
●	general economic conditions including fluctuations in interest rates;
●	terrorist acts;
●	future sales of our units or other securities, including sales under our ATM Programme;
●	investors’ perceptions of us, the LNG market, the LNG shipping industry and the energy industry more broadly;
●	significant cash redemptions from funds invested in the MLP sector;
●	inclusion or exclusion of our units in equity market indices and exchange traded funds;
●	the general state of the securities markets; and
●	other developments affecting us, our industry or our competitors.

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

The partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the common unitholders’ ability to influence the manner or direction of management. Unitholders have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2⁄3% of the outstanding common units, including any units owned by our general partner and its affiliates, voting together as a single class.

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

GasLog currently owns partnership units representing a 33.3% partnership interest, including a 2.0% general partner interest in us, and owns and controls our general partner. In addition, our general partner has the right to appoint three of five, or a majority, of our directors. Certain of our directors and officers are directors and officers of GasLog or its affiliates, and, as such, they have fiduciary duties to GasLog or its affiliates that may cause them to pursue business strategies that disproportionately benefit GasLog or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between GasLog and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. See “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors”. These conflicts include, among others, the following situations:

●	neither our partnership agreement nor any other agreement requires our general partner or GasLog or its affiliates to pursue a business strategy that favors us or utilizes our assets, and GasLog’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of GasLog, which may be contrary to our interests;

●	our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;
●	under our partnership agreement, as permitted under Marshall Islands law, our general partner and our directors have limited fiduciary duties. The partnership agreement also restricts the remedies available to our unitholders; as a result of purchasing units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;
●	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;
●	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;
●	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and
●	our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

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

The Merger between GasLog and GEPIF, completed in June 2021, could create uncertainty over the future management and direction of the Partnership and could adversely impact the Partnership and our unitholders.

There could be disagreement among major shareholders of GasLog, including the Rolling Shareholders and GEPIF, with respect to the short- and long-term management, direction and strategy of the Partnership. GasLog has the right to appoint three of five, or a majority, of our directors and officers, therefore any such disagreements with respect to the Partnership’s strategic direction may have an adverse effect on our business, operations, financial results and unit price.

Furthermore, since GasLog completed its merger with GEPIF, GasLog has limited public reporting obligations, which could adversely impact our unitholders’ ability to assess the management and direction of the Partnership, which may have a negative effect on our unit price.

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

Under the partnership agreement, our general partner has delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our partnership agreement also contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

●	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases, it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, GasLog. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;
●	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;
●	generally provides that transactions with our affiliates and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable”, our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and
●	provides that neither our general partner nor our officers or directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Fees and cost reimbursements, which GasLog or its applicable affiliate will determine for services provided to us and our subsidiaries, will be substantial, may be higher for future periods than reflected in our results of operations for the year ended December 31, 2021, will be payable regardless of our profitability and will reduce our cash available for distribution to our unitholders.

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

Pursuant to the commercial management agreements, GasLog LNG Services provides us with commercial management services. Effective January 1, 2022, we pay to GasLog a fixed commission of 1.25% on gross charter revenues in U.S. dollars for costs and expenses incurred in connection with providing services.

For a description of the ship management agreements, commercial management agreements and the administrative services agreement, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”. The aggregate fees and expenses payable for services under the ship management agreements, commercial management agreements and administrative services agreement for the year ended December 31, 2021 were $7.7 million, $5.4 million and $4.7 million, respectively. Additionally, these fees and expenses will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of GasLog or its applicable affiliate, including GasLog LNG Services, could adversely affect our ability to pay cash distributions to our unitholders.

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

●	It is difficult for unitholders to remove our general partner without its consent. The vote of the holders of at least 66 2⁄3% of all outstanding common units, including any units owned by our general partner and its affiliates, voting together as a single class is required to remove the general partner. As of February 24, 2022, GasLog owns 29.7% of our outstanding common units. Common unitholders are entitled to elect only two of the five members of our board of directors. Our general partner, by virtue of its general partner interest, in its sole discretion, appoints the remaining directors (subject to its right to transfer the power to elect a majority of our directors to the common unitholders).
●	The election of the directors by common unitholders is staggered, meaning that the members of only one of two classes of our elected directors will be selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.
●	Our partnership agreement contains provisions limiting the ability of common unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.
●	Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class or series of units (other than the Preference Units) then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. Effectively, this means that the voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation, except with respect to voting their common units in the election of the elected directors.
●	There are no restrictions in our partnership agreement on our ability to issue equity securities.

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

We have granted registration rights to GasLog and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of February 24, 2022, GasLog owns 15,206,602 common units and 1,660,000 Class B units (of which 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units). The Class B units will convert to common units at a rate of 415,000 per year between 2022 and 2025. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

We may issue additional equity securities, including securities senior to the common units, without the approval of our common unitholders, which would dilute the ownership interests of the common unitholders.

We may, without the approval of our common unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. For example on June 30, 2019, we issued 2,532,911 common units and 2,490,000 Class B units to GasLog in exchange for GasLog’s incentive distribution rights (“IDRs”). Refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.

On May 16, 2017, the Partnership commenced its ATM Programme under which we may, from time to time, raise equity through the issuance and sale of new common units. Following an increase in the size of the ATM Programme completed on November 3, 2017, and again on February 26, 2019, we can issue up to $250.0 million in new common units. As of February 24, 2022 8,486,705 common units have been issued through the ATM Programme.

Since the commencement of the ATM Programme through December 31, 2021, GasLog Partners has issued and received payment for a total of 8,486,705 common units, with cumulative gross proceeds of $133.6 million at a weighted average price of $15.75 per unit and net proceeds of $132.4 million, after deducting commissions. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 164,145 general partner units to its general partner. The net proceeds from the issuance of the general partner units were $2.7 million. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

●	our common unitholders’ proportionate economic ownership interest in us will decrease;
●	the amount of cash available for distribution on each common unit may decrease;
●	the relative voting strength of each previously outstanding common unit may be diminished;
●	we may not be able to pay our distributions to common unitholders if we have failed to pay the distributions on our Preference Units; and
●	the market price of the common units may decline.

The Preference Units are senior to the common units and as such receive priority over the common units in distributions and liquidation.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. GasLog, which owns and controls our general partner, owns 29.7% of our outstanding common units as of February 24, 2022.

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

Our partnership agreement allows us to make working capital borrowings to pay distributions.Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

We are a “foreign private issuer” under NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consists of independent directors and (ii) the requirement that a compensation committee to a nominating/corporate governance committee can be established.

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

Our Preference Units are subordinated to our debt obligations and investors’ interests could be diluted by the issuance of additional preference units and by other transactions.

Our Preference Units are subordinated to all of our existing and future indebtedness. As of December 31, 2021, we had an aggregate of $1,085.8 million of outstanding indebtedness under our credit facilities. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay distributions to unitholders. Our partnership agreement authorizes the issue of an unlimited number of preference units in one or more class of units. The issuance of additional preference units on a parity with or senior to our Preference Units would dilute the interests of the holders of our Preference Units, and any issuance of preference units senior to or on a parity with our Preference Units or of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Preference Units. No provisions relating to our Preference Units protect the holders of our Preference Units in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Units.

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

In 2020, we reduced our quarterly cash distribution rate on our common units to $0.01 per common unit with effect from the third quarter 2020 and onwards. We have maintained this distribution rate throughout 2021 and may continue to do so for the foreseeable future.

Even though our partnership agreement states we distribute all available cash, since the third quarter 2020 we have only distributed $0.01 per common unit whilst we focus on preserving liquidity. “Available cash” is defined in our partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

●	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by the board of directors to:
●provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);
●comply with applicable law, any debt instruments, or other agreements;
●provide funds for payments to holders of Preference Units; and/or

●provide funds for distributions to our limited partners and to our general partner for any one or more of the next four quarters;
●	plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

As a result of the significantly reduced distributions since 2021, we may generate cash in the future but we currently expect to reserve that cash for use in the business instead of distributing that cash as distributions to our common unit holders. We may use such cash reserves for debt repayment, preference unit buybacks, future growth opportunities or other general partnership purposes. There is no guarantee, however, that our business will generate excess cash in the future.

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

The distribution rates for the Series B Preference Units and the Series C Preference Units will be determined based on three-month LIBOR, from and including March 15, 2023 and March 15, 2024, respectively. The distribution rate for the Series A Preference Units will be determined based on three- month LIBOR from and including June 15, 2027. In the past, the level of three-month LIBOR has experienced significant fluctuations. Historical levels, fluctuations and trends of three-month LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in three-month LIBOR is not an indication that three-month LIBOR is more or less likely to increase or decrease at any time during the floating rate period for a series of Preference Units, and you should not take the historical levels of three-month LIBOR as an indication of its future performance. Although the actual three-month LIBOR on a distribution payment date or at other times during a distribution period with respect to a series of Preference Units may be higher than the three-month LIBOR on the applicable distribution determination date for such series, you will not benefit from the three-month LIBOR at any time other than on the distribution determination date for such distribution period. As a result, changes in the three-month LIBOR may not result in a comparable change in the market value of the Series B Preference Units on or after March 15, 2023, the Series C Preference Units on or after March 15, 2024 or the Series A Preference Units on or after June 15, 2027.

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

Our partnership agreement provides that, unless otherwise provided for by Marshall Islands law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims that:

●	arise out of or relate in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);
●	are brought in a derivative manner on our behalf;
●	assert a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

●	assert a claim arising pursuant to any provision of the Marshall Islands Act; or
●	assert a claim governed by the internal affairs doctrine regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. Any person or entity otherwise acquiring any interest in our common units or Preference Units shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our unitholders’ ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

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

We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2022 tax year, unless our general partner exercises the “GasLog option” described in “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—U.S. Taxation of Shipping”. Even if we do not qualify for such an exemption, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for distribution to our unitholders. For 2021, the U.S. source gross transportation tax was $1.4 million. For a more detailed discussion, see the section entitled “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—United States”.

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

ITEM 4.    INFORMATION ON THE PARTNERSHIP

A.History and Development of the Partnership

GasLog Partners was formed on January 23, 2014 as a Marshall Islands limited partnership. GasLog Partners and its subsidiaries are primarily engaged in the ownership, operation and acquisition of LNG carriers engaged in LNG transportation. The Partnership conducts its operations through its vessel-owning subsidiaries and, as of February 24, 2022, we have a fleet of 15 LNG carriers, including one vessel sold and leased back under a bareboat charter, comprised of ten vessels with modern TFDE propulsion technology and five Steam vessels.

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

Date Vessel Acquisition
Date of Equity Offering	Equity Offering	Principal Use of Proceeds	Completed
November 15, 2018	Preference equity	Acquisition of the	April 1,2019
	offering, Series C	GasLog Glasgow
Preference Units
January 17, 2018	Preference equity	Acquisition of the	April 26,2018
	offering, Series B	GasLog Gibraltar
Preference Units
May 16, 2017 onwards	Common equity	Acquisition of the Solaris	October 20,2017
	offering through our	Acquisition of the	November 14,2018
	ATM Programme	Methane Becki Anne
May 15, 2017	Preference equity	Acquisition of the	July 3,2017
	offering, Series A	GasLog Geneva
Preference Units
January 27, 2017	Follow-on common	Acquisition of the	May 3,2017
	equity offering	GasLog Greece
August 5, 2016	Follow-on common	Acquisition of the	November 1,2016
	equity offering	GasLog Seattle
June 26, 2015	Follow-on common	Acquisition of the	July 1,2015
	equity offering	Methane Alison Victoria,
Methane Shirley Elisabeth
and Methane Heather
Sally
September 29, 2014	Follow-on common	Acquisition of the	September 29,2014
	equity offering	Methane Rita Andrea and
Methane Jane Elizabeth

We maintain our principal executive offices at 69 Akti Miaouli, 18537 Piraeus, Greece. Our telephone number at that address is +30 210 459 1000.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at http://www.gaslogmlp.com.

B.Business Overview Overview

Since our IPO in May 2014, we have been a growth-oriented limited partnership focused on acquiring, owning and operating LNG carriers engaged in LNG transportation under multi-year charters, growing our wholly-owned fleet from three vessels at the time of our IPO to 14 today, nine vessels with modern TFDE propulsion technology and five Steam vessels. In addition, GasLog Partners has leased back under a bareboat charter for a period of five years one TFDE vessel sold to CBDL in October 2021. However, our cost of equity capital has remained elevated for a prolonged period and has prohibited us from raising, on acceptable terms, the capital required to continue growing our assets and our cash flows with the last vessel acquisition completed in April 2019. Since December 31, 2019, a number of increasingly strong negative indicators in the LNG shipping market, exacerbated by the COVID-19 pandemic caused us to record a non-cash impairment loss against four of our five Steam vessels in the year ended December 31, 2020 and all five Steam vessels in the year ended December 31, 2021. On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings due to these risks, we announced that GasLog Partners will focus its capital allocation on debt repayment and prioritizing balance sheet strength. The Partnership reduced its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019 and then further decreased its quarterly common unit distribution to $0.01 per unit for the third quarter of 2020 onwards.

Our capital allocation priorities remain focused on reducing our leverage and improving the cash break-even of our fleet to reduce our cost of capital and further enhance the Partnership’s competitive positioning.

All of our vessels were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner. All vessels have fixed charter terms, with an initial duration of more than six months, expiring between March 2022 and June 2026. Six of our vessels currently operate under long-term time charters (defined as charters with initial duration of more than five years) and nine vessels trade in the short-term spot market (defined as vessels under contracts with initial duration of less than five years). On redelivery, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters. One of our vessels is chartered to Gunvor under a term charter expiring in November 2022 with a variable rate of hire indexed to broker estimates of LNG shipping spot rates for vessels of the same class and subject to minimum and maximum rates of hire. The charters on three Steam vessels and four TFDE vessels will expire in 2022.

While spot rates for LNG carriers improved in 2018 and 2019 compared to prior years, the term charter market for on-the-water vessels has not developed as expected, resulting in reduced expectations for future vessel utilization and earnings, in particular for our Steam vessels after the expiry of their multi-year charters with Shell. Furthermore, the difference between ship broker estimates of the fair market values and the carrying values of our Steam vessels has increased over time. These factors caused the Partnership to recognize a non-cash impairment loss of $23.9 million in the year ended December 31, 2020 for four of its five Steam vessels built in 2006 and 2007 and a non-cash impairment loss of $104.0 million in the year ended December 31, 2021 for its five Steam vessels.

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

We believe that the actions taken to prioritize balance sheet strength and to lower our cash break-evens, combined with our focus on securing new term employment for our vessels whose charters have expired or will expire in 2022 and 2023, will reduce our cost of capital over time. As a result, if we are able to raise new debt or equity capital on acceptable terms in the future, we intend to focus again on incremental acquisitions from GasLog or third parties in order to continue to grow our assets and cash flows. For further discussion of the risks that we face in growing our assets and cash flows, please read “Item 3. Key Information—D. Risk Factors”.

GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers which provides support to international energy companies as part of their LNG logistics chain. GasLog was founded by its chairman, Peter G. Livanos, whose family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the NYSE on March 30, 2012 under the ticker symbol “GLOG”. At the time of its initial public offering, GasLog’s wholly owned fleet consisted of ten LNG carriers, including eight newbuildings on order. Since its initial public offering, GasLog has increased by approximately 84% the total carrying capacity of its wholly owned fleet, which includes vessels on the water and newbuildings on order but excludes the vessels owned by the Partnership and the bareboat fleet. As of February 24, 2022, GasLog’s wholly owned and bareboat fleet includes 24 LNG carriers, including 20 ships on the water and four LNG carriers on order from DSME, as well as a 33.3% ownership in the Partnership. See “—Our Fleet”.

On February 22, 2021, GasLog announced that it had entered into a Merger Agreement with GEPIF. Under the Merger Agreement, GEPIF would acquire all of the outstanding common shares of GasLog that are not held by the Rolling Shareholders of GasLog in exchange for $5.80 in cash per common share.

GasLog announced on June 9, 2021, the completion of the transaction with GEPIF (the “Transaction”) following the special general meeting of GasLog’s shareholders held virtually on June 4, 2021, where the Transaction and the related agreements (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement, received the requisite approval of GasLog’s shareholders required by the Agreement and Plan of Merger, dated as of February 21, 2021 (and subsequently amended on April 20, 2021).

Trading in GasLog’s common shares on the New York Stock Exchange (“NYSE”), was suspended with immediate effect and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares remain outstanding and continue to trade in the NYSE.

Following the consummation of the Transaction on June 9, 2021, certain existing shareholders, including Blenheim Holdings, which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation, hold approximately 55.2% of the outstanding common shares of GasLog Ltd. and GEPIF holds approximately 44.8%.

Our Fleet

Owned Fleet

The following table presents information about our fleet as of February 24, 2022:

		Cargo	Charterer (for		Charter
		Capacity	contracts of more		Expiration
LNG Carrier	Year Built	(cbm)	than six months)	Propulsion	(Firm Period)	Optional Period
1 Solaris	2014	155,000	Shell	TFDE	March 2022	—
2 Methane Heather Sally	2007	145,000	Cheniere	Steam	June 2022	—
3 GasLog Sydney	2013	155,000	TotalEnergies	TFDE	June 2022	—
4 GasLog Seattle	2013	155,000	TotalEnergies	TFDE	June 2022	—
5 Methane Shirley Elisabeth	2007	145,000	JOVO	Steam	August 2022	—
6 Methane Rita Andrea	2006	145,000	Gunvor	Steam	September 2022	—
7 GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2022	2023-2028(1)
8 Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2023	2024-2025(2)
9 GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031(3)
10 Methane Alison Victoria	2007	145,000	CNTIC VPower	Steam	October 2023	2024-2025(4)
11 GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031(3)
12 Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029(5)
13 GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031(6)
14 GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031(6)
(1)	Charterer may extend the term of this time charter for a period ranging from one to six years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(2)	Charterers may extend the term of the time charters by two additional periods of one year, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(4)	The charterer may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(5)	Charterer may extend the term of the related charter for one extension period of three or five years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(6)	Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

Bareboat Vessel

		Cargo	Charterer (for		Charter
		Capacity	contracts of more		Expiration
LNG Carrier	Year Built	(cbm)	than six months)	Propulsion	(Firm Period)	Optional Period
1 GasLog Shanghai (1)	2013	155,000	Gunvor	TFDE	November 2022	—
(1)	In October 2021, the vessel was sold and leased back from CDBL for a period of five years, with no repurchase option or obligation.

The key characteristics of our current fleet include the following:

●	each ship is sized at between approximately 145,000 cbm and 174,000 cbm capacity, which places our ships in the medium-size class of LNG carriers; we believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world;
●	each ship is double-hulled, which is standard in the LNG industry;
●	each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;
●	each of our ships is equipped with a steam turbine or TFDE propulsion technology;
●	Bermuda is the flag state of each ship;
●	each of our ships has received an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and
●	our owned and bareboat fleet has an average age of 10.0 years, making it one of the youngest in the industry, compared to a current average age of approximately 9.92 years for the global trading LNG carrier fleet including LNG carriers of all sizes as of December 31, 2021.

Charter expirations

Eight of our vessels (three Steam and five TFDE vessels) are expected to come off-charter within 2022, while the GasLog Santiago is due to come off charter in December 2022 if the charterer determines not to exercise the option period.

By the end of 2020, all five of the Partnership’s Steam vessels had ended their initial multi-year time charters with subsidiaries of Shell, and three additional TFDE vessels also concluded their multi-year charters during 2021. Although we have been successful in finding longer-term employment for our available vessels, this has been concluded at current market rates, which are below those achieved during the initial charters.

GasLog Partners continues to pursue opportunities for new term charters with third parties, while trading in the spot market and pursuing the most advantageous redeployment depending on evolving market conditions.

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

See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions— Omnibus Agreement—Noncompetition” for additional information on the LNG carrier purchase options.

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

Initial Term, Extensions and Redelivery

Long-term Market (defined as vessels with charter parties with initial duration of more than five years)

The initial terms of the time charters for the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar began upon delivery of the ships and will terminate in 2026, 2026, 2023 and 2023, respectively. For the GasLog Greece and the GasLog Glasgow, MSL has the option to extend the term of the charter for up to five years and, for the GasLog Geneva and the GasLog Gibraltar, MSL has the option to extend the term of the charter by two additional periods of five and three years, respectively. Each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

The term of the time charter for the Solaris began upon delivery of the ship to GasLog in 2014 following an initial period during which the ship operated under a maiden voyage time charter, the purpose of which was to facilitate completion by Shell of an operational discharge inspection of the ship. The Solaris is due to come off charter in March 2022.

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

Short-term Spot Market (defined as vessels with charter parties with initial duration of less than five years)

The term of the time charter of the GasLog Santiago began on its delivery to Trafigura in August 2018 and will terminate in December 2022 following Trafigura exercising the option to extend the term of the time charter for one year past its original termination date of December 2021. Trafigura retains various options to extend the term of the time charter for between one and six years at specified rates.

The GasLog Sydney commenced a 350-day charter with Total in June 2021 and will terminate in June 2022.

The Methane Jane Elizabeth commenced an 800-day charter with Cheniere in December 2020 and will terminate in March 2023. Cheniere has the option to extend this charter by one year following an additional year option at specified rates. The charter rate for this period is lower than the previous charter rate for the Methane Jane Elizabeth.

The term of the time charter of the GasLog Shanghai began upon its delivery to Gunvor in June 2019 and has a variable rate of hire within an agreed range during the charter period. The charter with Gunvor will terminate in November 2022. The vessel is now owned by a wholly-owned subsidiary of CDBL and leased back to GasLog Partners.

The Methane Shirley Elisabeth commenced a two-year charter with JOVO in July 2020 and will terminate in August 2022.

The Methane Alison Victoria commenced a three-year time charter with CNTIC VPower in October 2020 and which will terminate in October 2023. The charterer may extend the term of the charter by two additional periods of one year, provided that the charterer gives advance notice.

The Methane Heather Sally commenced a one-year charter with Cheniere in June 2021 and will terminate in June 2022.

The Methane Rita Andrea’s current time charter with Gunvor will terminate in September 2022.

Hire Rate Provisions

“Hire rate” refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars.

The hire rates provided for under the time charters for the GasLog Santiago, the GasLog Sydney, the GasLog Seattle, the GasLog Greece, the GasLog Glasgow, the GasLog Geneva, the GasLog Gibraltar, the Methane Heather Sally, the Methane Rita Andrea, the Methane Shirley Elisabeth, the Methane Jane Elizabeth, the Methane Alison Victoria and the Methane Becki Anne include only one component that is a fixed daily amount that increases during any option period.

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

Off-Hire

When a ship is “off-hire”—or not available for service—a time charterer generally is not required to pay the hire rate, and we remain responsible for all costs, including the cost of any LNG cargo lost as boil-off during such off-hire periods. The vast majority of our time charters provide an annual allowance period for us to schedule preventative maintenance work on the ships, whilst for the spot ships we take advantage of (any) period between charters to perform the required maintenance. Our ships are maintained to the highest standards in accordance with the maker’s maintenance schedule. A ship generally will be deemed off-hire under our time charters if there is a specified time outside of the annual allowance period when the ship is not available for the charterer’s use due to, among other things, operational deficiencies (including the failure to maintain a certain guaranteed speed), dry-docking for repairs, maintenance or inspection, equipment breakdowns, deficiency of personnel or neglect of duty by the ship’s officers or crew, deviation from course, or delays due to accidents, quarantines, ship detentions or similar problems.

All ships are dry-docked at least once every five years for a special survey as required by the ship’s classification society. Ships are considered to be on a scheduled off-hire under our time charters during such periods.

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

The Bareboat Charters

On October 26, 2021, GasLog Partners’ subsidiary, GAS-three Ltd., completed the sale and leaseback of the GasLog Shanghai with CDBL. The vessel was sold and leased back under a bareboat charter for a period of five years, with no repurchase option or obligation. The vessel remains on its charter with Gunvor.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on charter party terms including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations including level of emissions, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. Nine of our vessels (five Steam and four TFDE) operate in the spot charter market that covers short-term charters of less than five years. In the future, more of our vessels may operate in the more volatile spot charter market.

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

Seagoing and Shore-Based Employees

We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2021, GasLog employed (directly and through manning agents) approximately 2,247 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as 150 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. As a result, GasLog has historically enjoyed high retention rates. In 2021, GasLog’s retention rate was 95.6% for senior seagoing officers, 96.8% for other seagoing officers and 95.6% for shore staff.

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

To ensure each ship is maintained in accordance with classification society standards and for maintenance of the class certificate, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classes are required to be performed periodically. Surveys are based on a five-year cycle that consists of annual surveys, intermediate surveys that are typically completed between the second and third years of every five-year cycle, and comprehensive special surveys (also known as class renewal surveys) that are completed at each fifth anniversary of the ship’s delivery. According to class, vessels 15 years of age or over will be subject to special consideration and approval by Class ABS based on the vessel’s survey status before being permitted to have an Intermediate underwater inspection in Lieu of dry-docking (UWILD) instead of out of water dry-docking survey. Basis our maintenance standards and the condition of the vessels we expect we will be able to retain the five year cycle of dry-docking and maintain this assumption for budgeting and operations planning.

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

Most insurance underwriters make it a condition for insurance coverage that a ship be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. The vessels in our fleet are each certified by the American Bureau of Shipping. Each ship has been awarded International Safety Management certification and is currently “in class”.

The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our fleet:

Dry-docking
and
Ship Name	Special Survey
GasLog Shanghai	2023
GasLog Seattle	2023
GasLog Santiago	2023
GasLog Sydney	2023
Solaris	2024
Methane Jane Elizabeth	2025
Methane Alison Victoria	2025
Methane Shirley Elisabeth	2025
Methane Heather Sally	2025
Methane Becki Anne	2025
Methane Rita Andrea	2026
GasLog Greece	2026
GasLog Geneva	2026
GasLog Gibraltar	2026
GasLog Glasgow	2026

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

We maintain hull and machinery insurance on all our ships against marine and war risks at a Total Loss limit amount determined by the most recent brokers’ valuation and our mortgage’s insurance covenants, as deemed to be prudent. In addition, we maintain protection and indemnity insurance on all our ships up to the maximum insurable limit available at any given time by the International Group of P&I Clubs. We also maintain cyber insurance coverage on all of our ships. The insurance coverage is described in more detail below. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

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

Loss of Hire Insurance/Delay Insurance

We have obtained loss of hire insurance to protect us against loss of income as a result of the ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery/war insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, up to a maximum of 90 days. The number of deductible days for the ships in our fleet is 14 days per ship. In addition to the loss of hire insurance, we also place delay insurance which, like loss of hire, covers all owned vessels for time lost due to events falling under the terms of our hull and machinery insurance, plus additional protection and indemnity related incidents. The cover has a deductible of seven days with a maximum of seven days (which takes it up to the loss of hire deductible of 14 days) for H&M losses, two days with a maximum of 12 days for ship-related perils, and a maximum of 5 days for shoreside perils. The hire rate is aligned with the loss of hire insurance daily sum insured. As of July 1, 2021, the delay insurers inserted a Communicable Disease Exclusion clause to exclude losses arising out of pandemia (i.e. COVID-19).

Additionally, we buy war loss of hire and kidnap and ransom insurance when our ships are ordered to sail through West Africa, the Indian Ocean and Gulf of Aden to insure against potential losses relating to the hijacking of a ship and its crew by pirates.

Protection and Indemnity Insurance

Protection and indemnity insurance is typically provided by a protection and indemnity association, or “P&I association”, and covers third-party liability, crew liability and other related expenses resulting from illness, injury to or death of crew, passengers and other third parties, loss of or damage to cargo, third-party claims arising from collisions with other ships (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

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

For claims falling in excess of the above figures, the General Excess of Loss Reinsurance Programme of the International Group purchase a ‘collective overspill reinsurance’ to provide protection in respect of claims exceeding the upper cover limit.

As a member of a P&I association, we will be subject to calls payable to the P&I association based on the International Group’s claim records as well as the claim records of all other members of the P&I association of which we are a member.

Cyber Insurance

We have insurance coverage for cyber-related vessel hull & machinery risks. Our policy covers physical damage to any of our vessels up to $50 million per vessel with a fleet aggregate limit of $150 million.

During 2021, we purchased an additional cyber product which compliments the existing vessel hull & machinery cyber cover for losses in excess of $100,000 and up to $10 million and provides coverage irrespective of cause (malicious act, terror or negligence) for the core Enterprise risks including:

●	Cyber Defense Costs and Remediation costs (including public relation costs as remediation costs)
●	Costs for repair/replacement of Loss or Damage to IT Assets
●	Data Restoration costs
●	Personal Data Loss costs
●	Loss of Revenue (does not need to be caused by a Physical damage event)
●	Cyber Crime – Illegal/unlawful demands (ransom)
●	Cyber Crime – E-theft financial Loss (instructions for transfer of money, credit, securities etc.)

The company also provides pre-risk assessment and advice that may reduce GasLog’s cyber exposure and chance of claim.

Safety Performance

GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. During 2021, GasLog’s fleet experienced 1 recordable injury and 6 first aid cases.

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

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention for the Safety of Life at Sea (“SOLAS”), the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”) and the International Convention for the Prevention of Pollution From Ships (“MARPOL”). Ships that transport gas, including LNG carriers, are also subject to regulations under amendments to SOLAS, including the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the “ISM Code”. The ISM Code requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for the development and maintenance of a safety management system for our ships that meets these requirements. GasLog LNG Services is also subject to the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the “IGC Code”), which prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk which is issued per vessel. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

SOLAS is an international maritime law which sets minimum safety standards in the construction, equipment and operation of merchant ships. The convention requires signatory flag states to ensure that ships flagged by them comply with at least these standards. The current version of SOLAS is the 1974 version, known as SOLAS 1974, which came into force on May 25, 1980. As of January 2022, SOLAS 1974 had 167 contracting states, which flag about 99.9% of merchant ships around the world in terms of gross tonnage. SOLAS in its successive forms is generally regarded as the most important of all international maritime laws concerning the safety of merchant ships.

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

The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, (“MEPC”), of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements establish a series of progressive standards to further limit the sulfur content in fuel oil, (which phased in between 2012 and 2020), as well as new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. As of January 1, 2020, ships must either use low sulfur fuel (potentially including undertaking necessary fuel tank modification) to comply with a global sulfur cap of 0.5 percent m/m or be filled with exhaust gas scrubbers. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or “ECAs”. For example, IMO “Tier III” emission standards for nitrous oxide apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed after January 1, 2016. The European Union Directive 2005/33/EC, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our fleet complies with the relevant legislation and has the relevant certificates, including certificates evidencing compliance with Annex VI of the MARPOL Convention.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, (“CLC”). Under this convention, a ship’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships carrying more than 2,000 gross tons of oil, and trading to states that are parties to this convention, must maintain evidence of insurance in an amount covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law impose liability either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunker Convention (defined below) “Blue Cards” to provide evidence of insurance meeting the liability requirements. Where applicable, all of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

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

The Maritime Labour Convention (“MLC”) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session (2006), establishing minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, whilst amendments were approved by the International Labour Conference at its 103rd Session (2014). The convention establishes a single, coherent instrument embodying as far as possible all up-to-date standards of existing international maritime labour conventions and recommendations, as well as the fundamental principles to be found in other international labour conventions.

United States

Oil Pollution Act and CERCLA

Our operations are subject to the OPA, which establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act, or “CERCLA”, which imposes liability on owners and operators of ships for cleanup and natural resource damage from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their ships. As of February 22, 2021, OPA currently limits the liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,300 per gross ton or $19,943,400 per double hull ship and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships over 300 gross tons carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship over 300 gross tons.

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

Clean Water Act

The U.S. Clean Water Act of 1972, (the “CWA”), prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, (the “EPA”), has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships, (the “VGP”). To be covered by the VGP, owners of certain ships must submit a Notice of Intent, (“NOI”), at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposes a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, (“VIDA”), enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, (the “CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL.

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

Other Environmental Initiatives

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, (“NISA”), impose mandatory ballast water management practices for all ships equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our ships from entering U.S. waters. In June 2012, the U.S. Coast Guard rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved ballast water management systems, (“BWMS”), became effective. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first dry-docking after January 1, 2016. Several states have adopted legislation and regulations relating to the permitting and management of ballast water discharges.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met in 2016, and the convention became effective on September 8, 2017. All our newly delivered ships from 2016 onwards have compliant equipment installed. We have selected one manufacturer to supply the required equipment to be installed at the first dry-dock of all remaining ships. The programme and required funds have been included in our future planning to ensure the fleet remains compliant at all times.

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

Meeting in a remote session in June 2021 (MEPC 76), MEPC finalized and adopted amendments to the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships and provide important building blocks for future GHG reduction measures. These amendments are expected to enter into force on November 1, 2022 with the requirements for Energy Efficiency Existing Ships Index (“EEXI”) and Carbon Intensity Index (“CII”) certification coming into effect on January 1, 2023. The EEXI, which indicates the energy efficiency of a ship compared to a baseline, will be implemented for existing ships as technical measures to reduce CO2 emissions. The CII will be calculated annually and implemented as an operational carbon intensity measure to benchmark and improve efficiency. The regulations and framework will be reviewed by January 1, 2026.

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

Ship Security Regulations

A number of initiatives have been introduced in recent years intended to enhance ship security. On November 25, 2002, the Maritime Transportation Security Act of 2002, (“MTSA”), was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard ships operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on ships and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, (“ISPS Code”). Among the various requirements are:

●	on-board installation of automatic information systems to enhance ship-to-ship and ship-to-shore communications;
●	on-board installation of ship security alert systems;
●	the development of ship security plans; and
●	compliance with flag state security certification requirements.

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

In General

We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, except as provided below, we will be subject to U.S. federal income tax on our income to the extent such income is from U.S. sources or is otherwise “effectively connected” with the conduct of a trade or business in the United States.

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

Gross income attributable to transportation, including shipping income, that either begins or ends, but that does not both begin and end, in the United States is considered to be 50% derived from sources within the United States (such 50% being “U.S. Source International Transportation Income”). Subject to the discussion of “effectively connected income” below, Section 887 of the Code imposes on us a 4% U.S. income tax in respect of our U.S. Source International Transportation Income (without the allowance for deductions) unless we are exempt from U.S. federal income tax on such income under a tax treaty or the rules contained in Section 883 of the Code. The other 50% of the income described in the first sentence of this paragraph would not be subject to U.S. income tax.

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

We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2022 tax year, unless our general partner exercises the “GasLog option”.

Our general partner, which is a wholly owned subsidiary of GasLog, by virtue of its general partner interest, has an option (the “GasLog option”), exercisable at its discretion, to cause our common unitholders to permanently have the right to elect a majority of our directors. If that option were exercised, we might qualify for an exemption from U.S. federal income tax on U.S. Source

International Transportation Income under Section 883 of the Code. There is no assurance, however, that GasLog will exercise the GasLog option, which is necessary for us to qualify for such exemption, nor can we assure you that GasLog’s exercise of the GasLog option would be sufficient for us to qualify for the exemption for our current or any future tax year.

For any tax year in which we are not entitled to the exemption under Section 883, we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of “effectively connected income” below) for those years. For 2021, our U.S. source gross transportation tax was $1.4 million. In addition, our U.S. Source International Transportation Income that is considered to be “effectively connected” with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings “effectively connected” with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. Source International Transportation Income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

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

Other Jurisdictions and Additional Information

For additional information regarding the taxation of our subsidiaries, see Note 22 to our audited consolidated financial statements included elsewhere in this annual report.

C.Organizational Structure

GasLog Partners is a publicly traded limited partnership formed in the Marshall Islands on January 23, 2014.

As of February 24, 2022, we have 16 subsidiaries, one is incorporated in the Marshall Islands and 15 are incorporated in Bermuda. Of our subsidiaries, 14 own vessels in our fleet. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

D.Property, Plant and Equipment

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

Overview

Since our IPO in May 2014, we have been a growth-oriented limited partnership focused on acquiring, owning and operating LNG carriers engaged in LNG transportation under multi-year charters, growing our wholly-owned fleet from three vessels at the time of our IPO to 14 today, nine vessels with modern TFDE propulsion technology and five Steam vessels. In addition, GasLog Partners has leased back under a bareboat charter for a period of five years one TFDE vessel sold to CBDL in October 2021. However, our cost of equity capital has remained elevated for a prolonged period and has prohibited us from raising, on acceptable terms, the capital required to continue growing our assets and our cash flows with the last vessel acquisition completed in April 2019. Since December 31, 2019, a number of increasingly strong negative indicators in the LNG shipping market, exacerbated by the COVID-19 pandemic caused us to record a non-cash impairment loss against four of our five Steam vessels in the year ended December 31, 2020 and all five Steam vessels in the year ended December 31, 2021. On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings due to these risks, we announced that GasLog Partners will focus its capital allocation on debt repayment and prioritizing balance sheet strength. The Partnership reduced its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019 and then further decreased its quarterly common unit distribution to $0.01 per unit for the third quarter of 2020 onwards.

Our capital allocation priorities remain focused on reducing our leverage and improving the cash break-even of our fleet to reduce our cost of capital and further enhance the Partnership’s competitive positioning.

All of our vessels were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner. All vessels have fixed charter terms, with an initial duration of more than six months, expiring between March 2022 and June 2026. Six of our vessels currently operate under long-term time charters (defined as charters with initial duration of more than five years) and nine vessels trade in the short-term spot market (defined as vessels under contracts with initial duration of less than five years). On redelivery, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters. One of our vessels is chartered to Gunvor under a term charter expiring in November 2022 with a variable rate of hire indexed to broker estimates of LNG shipping spot rates for vessels of the same class and subject to minimum and maximum rates of hire. The charters on three Steam and five TFDE vessels will expire in 2022.

We intend to grow and/or renew our fleet over time through further acquisitions and/or disposals of LNG carriers and have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also consider whether to acquire vessels or other LNG infrastructure assets from shipyards or other owners. However, we cannot assure you that we will make any particular acquisition, renew our fleet or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire additional LNG carriers or other LNG infrastructure assets will be dependent upon our ability to raise additional equity and debt financing.

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

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

●	Our owned and bareboat fleet consists of 15 LNG carriers. We have nine vessels operating in the short-term spot market (defined as vessels under contracts of an initial duration of less than five years). Furthermore, the long-term charters (defined as charters of an initial duration of more than five years) on one of our TFDE vessels will expire in 2022. We continue to pursue opportunities for new multi-year charters with third parties for all these vessels, but we may have difficulty in securing new charters at attractive rates and durations. We currently expect these vessels to operate in the spot market for a potentially significant period of time. The spot market is highly competitive and subject to significant fluctuations in utilization and charter rates. Furthermore, advances in LNG carrier technology and the relatively large number of new, modern vessels ordered in the last recent years may negatively impact our ability to recharter our vessels trading in the spot and short-term market on attractive rates and may result in lower charter rates and lower levels of utilization for our Steam vessels in particular. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel and we will be required to pay expenses necessary to maintain the vessel in proper operating condition as well as to service the debt attached to that vessel.
●	Our future capital needs are uncertain and we may need to raise additional funds in the future. We may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet, fund our operations, meet our debt service obligations and pay distributions to our common and preference unitholders. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, the cost of maintaining our existing fleet, the cost of retrofitting or modifying existing ships as a result of technological advances, changes in applicable environmental or other regulations or standards, customer requirements or otherwise. Despite the fact that we currently have no debt maturities until 2024, our ability to obtain bank financing or to access the debt or equity capital markets may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions that are beyond our control. If we raise additional funds by issuing equity or equity- linked securities, our unitholders may experience dilution or reduced distributions per unit. Inability to secure bank financing or access the capital markets could have a material adverse effect on our business, or financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.
●	While our revenues are variable as a function of the utilization and earnings of our vessels trading in the spot and short-term market and under variable rate charters, our costs are largely of a fixed nature. In 2021, 54% of our revenues were earned under long-term charters with an initial duration of more than five years. In 2022, this percentage will be 61%, assuming that we do not enter into any new long-term charters. Our revenues are likely to be more volatile than has historically been the case when substantially all of our fleet operated under such long-term charters. On the other hand, the majority of our costs, comprising vessel operating costs, general and administrative expenses and the costs of servicing our debt, are largely fixed in nature. Consequently, our results of operations and cash flows are likely to be increasingly volatile as a function of the growing share of our revenues which are exposed to the fluctuations of utilization and charter rates in the spot and short-term market.

Industry Overview and Trends

Energy Prices

As referenced in “Item 3. Key Information—Risk Factors”, oil prices, as measured by the spot price of Brent crude oil, increased through much of the year, peaking at approximately $86 per barrel in October 2021. Rising oil prices were supported by a global economic recovery as COVID-19 vaccinations were introduced across the world. In addition, the Organization of Petroleum Exporting Countries (“OPEC”) reduced oil output to balance the market’s supply with demand. This combination of broad based economic recovery and oil production reductions led to oil prices ending 2021 at approximately $79 per barrel, an increase of 70% from the end of 2020. In early 2022, spot oil prices have continued to rise higher and as of February 22, 2022 Brent crude oil was quoted at approximately $97 per barrel compared to $78 per barrel at December 31, 2021 and $65 per barrel at the same time last year.

Global natural gas prices set new record high levels in many parts of the world during 2021. Specifically, natural gas prices in the import regions of Europe, as measured by the Title Transfer Facility (“TTF”), peaked at approximately $60 per million British Thermal Units (“MMBtu”) in December and averaged approximately $16 per MMBtu during the year while in Asia, the Japan Korea Marker (“JKM”) set a new record of approximately $49 per MMBtu in December and averaged approximately $18 per MMBtu in 2021. Meanwhile, gas prices in the United States, as measured by the Henry Hub (“HH”) benchmark, remained relatively low by historical levels, averaging $3.70 per MMBtu although that is 74% higher than the multi-year low of $2.13 per MMBtu set in 2020. Gas prices in Europe and Asia were positively impacted by lower production in these regions and growing demand as economies around the world recovered from COVID-19 related shutdowns enacted in 2020. In addition, a colder than average 2020/21 winter in the Northern Hemisphere drew inventories in Europe and parts of Asia below their 5-year averages to start the year.

International gas prices have moderated since the beginning of 2021 as procurement for the Northern Hemisphere winter wanes; however, import prices remain well above the levels observed during the same period in 2021. As of February 22, 2022, natural gas prices were quoted at approximately $26 per MMBtu for TTF compared to $6 per MMBtu at the same time last year and at approximately $26 per MMBtu for JKM compared to $6 per MMBtu at the same time last year. By contrast, the price recovery of spot Henry Hub in the U.S., has been less dramatic, quoted at $4.20 per MMBtu as of February 22, 2022 compared to $2.73 at the same time last year.

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

LNG Supply

Supply for 2021 totaled 393 mt, an increase of 22 mt or approximately 6% over 2020, according to Poten & Partners Group, Inc. (“Poten”). The U.S. led supply growth in 2021, up by approximately 25 mt or 51% year-over-year due to the ramp-up in supply from new liquefaction trains which came online in H2 20 and 2021 as well as significantly fewer cargo cancellations in 2021 relative to 2020. Meanwhile Nigeria, Trinidad and Norway each registered a decline of over 3 mt or 18%, 29% and 97%, respectively, due to supply issues and/or unplanned downtime. LNG supply is projected to rise 6% to approximately 400 mt in 2022, according to BloombergNEF (“BNEF”). This expected growth is driven by the ramp-up of new supply commissioned in 2021 and new capacity scheduled to come on stream in 2022.

During 2021, 2 new LNG liquefaction projects reached Final Investment Decision (“FID”), Qatar’s North Field Expansion Project which anticipates the construction of 4 new trains with a combined capacity of 33 mtpa as well as Woodside’s Pluto LNG Train 2 in Australia with a capacity of 5 mtpa. Should any further projects take FID, incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Demand

For the full year 2021, LNG demand was 386 mt compared to approximately 363 mt for the full year 2020, an increase of 6%, according to Poten. Demand growth in 2021 was led by China where demand grew approximately 12 mt or 17% and South Korea where demand grew approximately 7 mt or 16%. This growth was balanced by declines in Europe, where demand declined by approximately 6 mt or 8% and India where demand declined by approximately 2 mt or approximately 7%.Wood Mackenzie forecasts global LNG demand growth of over 88 mt between 2021 and 2026, a compound annual growth of approximately 4%. This growth is expected to be broad-based, with South East Asia (excluding India) accounting for approximately 65% and China, Latin America and India expected to account for 26%, 5% and 9%, respectively.

LNG Shipping Rates and Chartering Activity

In the LNG shipping spot market, TFDE headline rates, as reported by Clarksons, averaged $89,000 per day in 2021, a 51% increase year-on-year. Wide gas price differentials allowed for arbitrage opportunities for transporting LNG between the Atlantic and Pacific basins for most of the year. Based on forward pricing for LNG in the US and Asia, this trend looks to continue into 2022. According to Poten, 113 term charters between 12 months and seven years were reported in 2021, an increase of 117% over 2020, of which 44 were for TFDE vessels and 18 were for Steam vessels. The term charter market for Steam vessels continues to be significantly less liquid than that for TFDEs.

Clarksons assesses headline spot rates for TFDE and Steam LNG carriers at $27,500 per day and $10,000 per day, respectively as of February 18, 2022. The COVID related outbreaks around the world continue to create uncertainty regarding near-term demand for LNG. In addition, spot rates may be prone to further periods of seasonality and volatility similar to those seen in recent years. Accordingly, there is no guarantee that LNG shipping spot rates will stay at or near current levels or return to the levels experienced in the fourth quarter of 2021, which could harm our business, financial condition, results of operations and cash flows, including cash available for distributions to unitholders.

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

Global LNG Fleet

According to Poten, as of January 13, 2022, the global fleet of dedicated LNG carriers (>100,000 cbm) consisted of 582 vessels with another 151 LNG carriers on order, of which 122 vessels (or 79%) have multi-year charters. Poten estimates that a total of 29 LNG carriers are due to be delivered in 2022. In 2021, a record 82 orders for LNG carriers were placed, as estimated by Poten. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or FSUs and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

The statements in this “Industry Overview and Trends” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—D. Risk Factors” of this annual report.

A.Operating Results

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

●	the supply and demand for LNG shipping services and the number of vessels available in the short-term or spot LNG carrier charter market;
●	our ability to secure future employment, at economically attractive rates, for our nine vessels operating in the short term spot market and the one vessel with a long term charter expiring in 2022;
●	our ability to raise, on acceptable terms, the equity and debt financing required to fund the growth/renewal of our fleet by accessing the drop-down pipeline at GasLog and/or by acquiring LNG infrastructure assets from third parties;
●	our ability to obtain acceptable financing in respect of our capital and refinancing commitments;
●	our ability to maintain good working relationships with our customers and our ability to increase the number of our customers through the development of new working relationships;
●	the performance of our charterers;
●	the effective and efficient technical and operational management of our ships;
●	our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers’ requirements; and

●	economic, regulatory, political and governmental conditions that affect the LNG and LNG shipping industries, which include geopolitical factors such as the imposition of trade tariffs and changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply and demand.

In addition to the general factors discussed above, we believe certain specific factors have impacted, or will impact, our results of operations. These factors include:

●	the hire rate earned by our ships including any of our ships that may trade in the short-term spot market if we are unable to secure new long-term charters;
●	unscheduled off-hire days;
●	the level of our ship operating expenses, including the costs of crewing, insurance and maintenance;
●	our level of debt, the related interest expense and the timing of required payments of principal;
●	mark-to-market changes in derivative financial instruments and foreign currency fluctuations; and
●	the level of our general and administrative expenses, including costs of consultants.

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

Voyage Expenses and Commission

Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions. Commissions are recognized as expenses on a pro rata basis over the duration of a time charter. Bunkers’ consumption recognized under Voyage expenses and commissions represents bunkers consumed during vessels’ unemployment and off-hire periods.

Vessel Operating Costs

We are generally responsible for ship operating expenses, which include costs for crewing, insurance, repairs, modifications and maintenance, lubricants, spare parts and consumable stores, vessel surveys and inspections and other miscellaneous expenses, as well as the associated cost of providing these items and services. However, the charter on one vessel in our fleet contains provisions that are designed to reduce our exposure to increases in operating costs, including review provisions and cost pass-through provisions. Ship operating expenses are recognized as expenses when incurred.

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

We must periodically dry-dock each of our ships for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. All our ships are required to be dry-docked for these inspections at least once every five years. At the time of delivery of a ship, we estimate the dry-docking component of the cost of the ship, which represents the estimated cost of the ship’s first dry-docking based on our historical experience with similar types of ships. The dry-docking component of the ship’s cost is depreciated over five years, in the case of new ships, and until the next dry-docking for secondhand ships, which is performed within five years from the vessel’s last dry-docking unless the Partnership determines to dry-dock the ships at an earlier date. In the event a ship is dry-docked at an earlier date, the unamortized dry-docking component is written off immediately. The LNG vessels are also required to undergo an underwater survey in lieu of dry-docking (“intermediate survey”) in order to meet certain classification requirements. The intermediate survey component is estimated after the first intermediate survey takes place which is between the first and the second dry-docking and is amortized over the period until the next dry-docking which is estimated to be two and a half years.

General and Administrative Expenses

General and administrative expenses consist primarily of legal and other professional fees, board of directors’ fees, share-based compensation expense, directors’ and officers’ liability insurance, travel and accommodation expenses, commercial management fees and administrative fees payable to GasLog.

Impairment Loss on Vessels

All owned and bareboat vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of a vessel exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of profit or loss. The recoverable amount is the higher of a vessel’s fair value less cost of disposal and “value in use”. The fair value less cost of disposal is the amount obtainable from the sale of a vessel in an arm’s length transaction less the costs of disposal, while “value in use” is the expected value of all expectations about possible estimated future cash flows, discounted to their present value. Recoverable amounts are estimated for individual vessels. Each vessel is considered to be a single cash-generating unit. The fair value less cost of disposal of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

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

(Loss)/gain on Derivatives

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

Year ended December 31, 2020 compared to the year ended December 31, 2021

	2020	2021	Change

	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	333,662	326,142	(7,520)
Voyage expenses and commissions	(10,443)	(6,863)	3,580
Vessel operating costs	(74,798)	(75,333)	(535)
Depreciation	(83,058)	(85,493)	(2,435)
General and administrative expenses	(18,960)	(13,362)	5,598
Loss on disposal of vessel	—	(630)	(630)
Impairment loss on vessels	(23,923)	(103,977)	(80,054)
Profit from operations	122,480	40,484	(81,996)
Financial costs	(50,987)	(37,297)	13,690
Financial income	295	43	(252)
(Loss)/gain on derivatives	(14,929)	2,496	17,425
Profit for the year	56,859	5,726	(51,133)

During the year ended December 31, 2020, we had an average of 15.0 vessels operating in our owned fleet having 5,333 available days while during the year ended December 31, 2021, we had an average of 15.0 vessels operating in our owned and bareboat fleet having 5,320 available days.

Revenues: Revenues decreased by $7.6 million, or 2.3%, from $333.7 million for the year ended December 31, 2020 to $326.1 million for the year ended December 31, 2021. The decrease is mainly attributable to the expirations of the initial multi-year time charters of four of our Steam vessels with Shell in 2020 and early 2021, which were contracted at higher rates compared to their current contracted rates, and also due to increased off-hire days for scheduled dry-dockings. The decrease was partially offset by the improved performance of our spot fleet in the year ended December 31, 2021 compared to the year ended December 31, 2020, in line with the ongoing improvement of the LNG shipping market observed in 2021. As a result, the average daily hire rate decreased from $64,339 for the year ended December 31, 2020 to $62,265 for the year ended December 31, 2021.

Voyage Expenses and Commissions: Voyage expenses and commissions decreased by $3.5 million, or 33.7%, from $10.4 million for the year ended December 31, 2020 to $6.9 million for the year ended December 31, 2021. The decrease in voyage expenses and commissions is mainly attributable to a decrease in bunker consumption costs due to the increased utilization of our spot fleet in the year ended December 31, 2021, as compared to the year ended December 31, 2020.

Vessel Operating Costs: Vessel operating costs increased by $0.5 million, or 0.7%, from $74.8 million for the year ended December 31, 2020 to $75.3 million for the year ended December 31, 2021. The increase in vessel operating costs is attributable to an increase in crew costs of $1.9 million, mainly as a result of COVID-19 restrictions (extension bonus, increased costs for travelling and quarantines) and an increase in other operating expenses of $0.6 million, partially offset by a decrease of $2.0 million in technical maintenance expenses primarily in connection with increased maintenance needs of the fleet during 2020 compared to 2021. As a result, daily operating costs per vessel (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterers) increased from $14,598 per day during the year ended December 31, 2020 to $14,742 per day during the year ended December 31, 2021.

General and Administrative Expenses: General and administrative expenses decreased by $5.6 million, or 29.5%, from $19.0 million for the year ended December 31, 2020 to $13.4 million for the year ended December 31, 2021. The decrease in general and administrative expenses is mainly attributable to a decrease of $3.1 million in administrative services fees, in connection with the decrease of the annual fee payable to GasLog in 2021 by approximately $0.2 million per vessel per year, driven by cost-reduction initiatives, a decrease in amortization of share-based compensation of $1.5 million, mainly due to accelerated vestings of relevant awards in 2020 and a decrease of $0.9 million in legal and professional fees. As a result, daily general and administrative expenses decreased from $3,453 per vessel ownership day for the year ended December 31, 2020 to $2,441 per vessel ownership day for the year ended December 31, 2021.

Impairment Loss on Vessels: Impairment loss on vessels was $23.9 million for the year ended December 31, 2020 and $104.0 million for the year ended December 31, 2021. The impairment loss for the year ended December 31, 2021 was recognized as of December 31, 2021 with respect to all five of the Partnership’s Steam vessels, after concluding that events and circumstances triggered the existence of potential impairment of Steam vessels on that date and was the result of the reduced expectations of the rates at which we could expect to secure term employment for the remaining economic lives of those vessels, and significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet. The impairment loss for the year ended December 31, 2020 was recognized as of June 30, 2020 and December 31, 2020 with respect to four of the Partnership’s Steam vessels, after concluding that events and circumstances triggered the existence of potential impairment of all its vessels on that date and was the result of anticipated increases in volatility in the spot charter market over the near term from COVID-19 pandemic-related impacts on LNG and LNG shipping demand.

Financial Costs: Financial costs decreased by $13.7 million, or 26.9%, from $51.0 million for the year ended December 31, 2020 to $37.3 million for the year ended December 31, 2021. The decrease in financial costs is mainly attributable to a decrease of $12.3 million due to the lower LIBOR rates in the year ended December 31, 2021 as compared to the year ended December 31, 2020, as well as the reduced debt balances year-over-year, and a decrease of $2.0 million in amortization of deferred loan issuance costs as a result of the loan refinancings completed in July 2020, partially offset by a $0.5 million increase in other financial costs. During the year ended December 31, 2020, we had an average of $1,337.9 million of outstanding indebtedness, with a weighted average interest rate of 3.1%, compared to an average of $1,229.5 million of outstanding indebtedness with a weighted average interest rate of 2.4% during the year ended December 31, 2021.

(Loss)/Gain on derivatives: Loss on derivatives decreased by $17.4 million, from a loss of $14.9 million for the year ended December 31, 2020 to a gain of $2.5 million for the year ended December 31, 2021. The decrease in loss is attributable to a net decrease of $19.7 million in unrealized loss from the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss, which reflected a net loss of $8.6 million in the year ended December 31, 2020 as compared to a gain of $11.1 million in the year ended December 31, 2021, partially offset by a net increase of $2.3 million in realized loss on derivatives held for trading.

Profit for the Year: There was a decrease of $51.2 million, from a profit of $56.9 million for the year ended December 31, 2020 to a profit of $5.7 million for the year ended December 31, 2021, mainly as a result of the aforementioned factors.

Year ended December 31, 2019 compared to the year ended December 31, 2020

For a discussion of our results for the year ended December 31, 2019 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2019, compared to the year ended December 31, 2020” contained in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 2, 2021.

Customers

For the year ended December 31, 2021, 55.7% of our revenues derived from subsidiaries of Shell and 23.4% from major LNG producers, with the remaining revenues derived from various charterers in the spot/short-term market.

Seasonality

The revenues of our vessels employed under long-term charter arrangements, were not significantly impacted by seasonal trends during the year ended December 31, 2021. However, our nine vessels trading in the short-term spot market (defined as vessels under contracts of an initial duration of less than five years), including also our vessel chartered under a variable market-linked rate of hire within an agreed range, are subject to seasonality in spot rates which has been evident in the LNG shipping market during 2021. To the extent that more of our vessels cease to be employed under long-term charter arrangements (defined as charters with an initial duration of more than five years) in the future, there will likely be some additional seasonality in our revenues.

B.	Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of any additional vessels or other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt, lease and equity financings, if any. In addition to paying distributions and potentially repurchasing common and preference units, our other liquidity requirements relate to paying our operating and general and administrative expenses, servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

On January 29, 2019, the board of directors of GasLog Partners authorized a common unit repurchase programme of up to $25.0 million covering the period January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the common unit repurchase programme taking the total authority outstanding under the programme to $25.0 million, to be utilized from February 10, 2020 to December 31, 2021.

Since the authorization of the common unit repurchase programme and through December 31, 2021, GasLog Partners has repurchased and cancelled a total of 1,363,062 units at a weighted average price of $17.50 per common unit for a total amount of $23.9 million, including commissions. The board of directors of GasLog Partners has not renewed the common unit repurchase programme following its expiration on December 31, 2021.

In March 2021, the Partnership established a preference unit repurchase programme (the “Repurchase Programme”), which authorized the repurchase of preference units through March 31, 2023. In the year ended December 31, 2021 and since inception of the Repurchase Programme, GasLog Partners repurchased and cancelled an aggregate of 464,429 Series B Preference Units and 269,549 Series C Preference Units at a weighted average price of $25.00 per preference unit for both Series. The aggregate amount repaid during the year for repurchases of preference units was $18.4 million, including commissions.

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

During the year ended December 31, 2021, GasLog Partners issued and received payment for 3,195,401 common units at a weighted average price of $3.19 per common unit for total gross proceeds of $10.2 million and net proceeds of $10.0 million, after broker commissions. During this year, we also issued 56,158 general partner units to our general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $0.2 million.

Since the commencement of the ATM Programme through December 31, 2021, GasLog Partners has issued and received payment for a total of 8,486,705 common units, with cumulative gross proceeds of $133.6 million at a weighted average price of $15.75 per unit and net proceeds of $132.4 million, after broker commissions.

On October 26, 2021, GasLog Partners’ subsidiary, GAS-three Ltd. completed the sale and leaseback of the GasLog Shanghai with a wholly-owned subsidiary of CDBL. CDBL has the right to sell the vessel to third parties. The vessel was sold to CDBL for a gross cash consideration of $120.0 million. GasLog leased back the vessel under a bareboat charter from CDBL for a period of five years with no repurchase option or obligation. The existing loan facility advance of the specified vessel was terminated, releasing $20.5 million of incremental net liquidity (net sale proceeds less debt prepayment) to the Partnership.

As of December 31, 2021, we had in place six interest rate swap agreements at a notional value of $343.3 million in aggregate, maturing between 2022 and 2025. As a result of its hedging agreements, the Partnership had hedged 31.2% of its floating interest rate exposure on its outstanding debt (excluding the lease liability) as of December 31, 2021, at a weighted average interest rate of approximately 2.4% (excluding margin).

As of December 31, 2021, we had $145.5 million of cash and cash equivalents, of which $72.6 million was held in current accounts and $72.9 million was held in time deposits with an original duration of less than three months.

Under our existing multi-year charters as of December 31, 2021, we had contracted revenues of $257.1 million for 2022 and approximately $305.0 million thereafter. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, to meet their obligations under these charters.

As of December 31, 2021, we had an aggregate of $1,085.8 million of indebtedness outstanding under our credit facilities of which $99.3 million was repayable within one year, and $55.9 million of lease liabilities mainly related to the sale and leaseback of the GasLog Shanghai, of which $10.3 million was repayable within one year.

Working Capital Position

As of December 31, 2021, our current assets totaled $161.1 million and current liabilities totaled $175.5 million, resulting in a negative working capital position of $14.4 million. Current liabilities include $28.3 million of unearned revenue in relation to hires received in advance (which represents a non-cash liability that will be recognized as revenues after December 31, 2021 as the services are rendered).

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. We anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash and cash from operations. We believe that these anticipated sources of funds, as well as our ability to access the debt or equity capital markets if needed, will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the date of this report. Additionally, we may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the LNG charter market, that are beyond our control.

Cash Flows

Year ended December 31, 2020 compared to the year ended December 31, 2021

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2020	2021	Change
	(restated)*
	(in thousands of U.S. dollars)
Net cash provided by operating activities	218,352	233,386	15,034
Net cash (used in)/provided by investing activities	(23,292)	98,169	121,461
Net cash used in financing activities	(188,208)	(289,761)	(101,553)

* Restated so as to reflect a change in accounting policy introduced on January 1, 2021, with respect to the reclassification of interest paid and movements of cash collaterals for interest rate swaps from Net cash provided by operating activities to Net cash used in financing activities.

Net Cash provided by Operating Activities:

Net cash provided by operating activities increased by $15.0 million, from $218.4 million in the year ended December 31, 2020 to $233.4 million in the year ended December 31, 2021. The increase of $15.0 million is mainly attributable to a $15.4 million movement in working capital accounts (primarily affected by an increase of $14.3 million from trade receivable movements) and a net decrease of $7.1 million in vessel operating costs, voyage expenses and commissions and general and administrative expenses (after excluding the non-cash decrease in amortization of share-based compensation). These increases were partially offset by a decrease of $7.6 million in revenues.

Net Cash (used in)/provided by Investing Activities:

Net cash used in investing activities decreased by $121.5 million, from net cash used in investing activities of $23.3 million in the year ended December 31, 2020 to net cash provided by investing activities of $98.2 million in the year ended December 31, 2021. The decrease of $121.5 million is attributable to the $117.6 million of proceeds from the sale and leaseback transaction, net of commissions, of the GasLog Shanghai and a decrease in payments for tangible fixed asset additions of $4.2 million, partially offset by a decrease in financial income received of $0.3 million.

Net Cash used in Financing Activities:

Net cash used in financing activities increased by $101.6 million, from cash used in financing activities of $188.2 million in the year ended December 31, 2020 to $289.8 million in the year ended December 31, 2021. The increase of $101.6 million is mainly attributable to a decrease in bank loan drawdowns of $480.0 million, an increase of $17.4 million in cash used for repurchases of common and preference units, a decrease in net proceeds of $2.9 million from entering into or termination of interest rate swap agreements and an increase of $1.7 million in payments for lease liabilities, partially offset by a decrease of $335.5 million in bank loan repayments, a decrease of $37.7 million in distributions paid, an increase in proceeds from equity raisings and issuance of general partner units of $10.2 million, a decrease of $9.2 million in interest paid and a decrease of $7.4 million in payments for loan issuance costs.

Borrowing Activities

Credit Facilities

Below is a summary of certain provisions of the Partnership’s credit facilities outstanding as of December 31, 2021:

							Payment of
			Outstanding	Available			Principals
		Subsidiary Party	Principal	Undrawn			Installments
Facility Name	Lender(s)	(Collateral Ship)	Amount	Amount	Interest Rate	Maturity	Schedule
A five-year revolving credit facility that the Partnership signed with GasLog on April 3, 2017 (the "Sponsor Credit Facility")	GasLog Ltd.	GasLog Partners LP	Revolving Credit Facility: nil ($30.0 million undrawn)	$30.0 million	Fixed interest rate	2022

Revolving facility of $30.0 million available in minimum amounts of $2.0 million which are repayable within a period of six months after the respective drawdown date, subject to automatic renewal if not repaid.

Facility Agreement dated October 16, 2015 that the Partnership assumed following the acquisitions of GAS-eleven Ltd. on May 3, 2017, GAS-thirteen Ltd. on July 3, 2017, GAS-fourteen Ltd. on April 26, 2018 and GAS-twelve Ltd. on April 1, 2019 (the "Assumed October 2015 Facility")	Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Sea Bridge Finance Limited, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank	GAS-eleven Ltd. (GasLog Greece), GAS-twelve Ltd. (GasLog Glasgow), GAS-thirteen Ltd. (GasLog Geneva), GAS-fourteen Ltd. (GasLog Gibraltar)	$406.5 million	N/A	LIBOR + applicable margin	2028

GAS-eleven Ltd.: 8 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until March 2028.

GAS-twelve Ltd.: 8 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until June 2028.

GAS-thirteen Ltd.: 9 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until September 2028.

GAS-fourteen Ltd.: 9 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until October 2028.

							Payment of
			Outstanding	Available			Principals
		Subsidiary Party	Principal	Undrawn			Installments
Facility Name	Lender(s)	(Collateral Ship)	Amount	Amount	Interest Rate	Maturity	Schedule
Facility Agreement dated February 20, 2019 among GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. as borrowers, and the financial institutions party thereto, (the "2019 GasLog Partners Facility")	Credit Suisse AG, Nordea Bank Abp, filial i Norge, Iyo Bank Ltd., Singapore Branch and Development Bank of Japan, Inc.	GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea), GAS-seventeen Ltd.(Methane Jane Elizabeth)	$273.5 million	N/A	LIBOR + applicable margin	2024	9 consecutive quarterly installments of $5.8 million and a balloon amount of $221.3 million together with the final quarterly reduction

The GasLog Partners $260.3M Facility	BNP Paribas, Credit Suisse AG, Alpha Bank S.A. and Development Bank of Japan, Inc.	GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd. (Solaris), GAS-twenty Ltd. (Methane Shirley Elisabeth)	$243.1 million	N/A	LIBOR + applicable margin	2025	8 equal semi-annual installments of $8.6 million, with a final balloon amount of $174.4 million payable concurrently with the last installment in July 2025

The GasLog Partners $193.7M Facility	DNB Bank ASA, ING Bank N.V.	GAS-nineteen Ltd. (Methane Alison Victoria), GAS-twenty one Ltd. (Methane Heather Sally), GAS-twenty seven Ltd. (Methane Becki Anne)	$176.5 million	N/A	LIBOR + applicable margin	2025	8 equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $107.7 million payable concurrently with the last installment in July 2025

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

The Sponsor Credit Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the Sponsor Credit Facility covenants require that at all times GasLog must continue to control, directly or indirectly, the affairs or composition of the Partnership’s board of directors and any amendment to our partnership agreement, in the reasonable opinion of the lender, must not be adverse to its interests in connection with the Sponsor Credit Facility.

In November 2021, the GasLog Partners Board determined not to renew the Sponsor Credit Facility when it expires in April 2022.

Securities, Covenants and Guarantees

The credit agreements are secured as follows:

●	first priority mortgages over the ships owned by the respective borrowers;
●	in the case of the 2019 GasLog Partners Facility, the GasLog Partners $260.3M Facility and the GasLog Partners $193.7M Facility, guarantees from the Partnership and the Partnership’s subsidiary GasLog Partners Holdings, and in the case of the Assumed October 2015 Facility, guarantees from the Partnership and GasLog Partners Holdings up to the value of the commitments relating to the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar and guarantees from GasLog and GasLog Carriers for up to the value of the commitments on the remaining vessels;

●	a pledge or a negative pledge of the share capital of the respective borrower; and
●	a first priority assignment of all earnings and insurance related to the ships owned by the respective borrower.

Certain of the credit facilities also impose certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership’s and GasLog’s ability to make any substantial change in the nature of the Partnership’s or GasLog’s business or to engage in transactions that would constitute a change of control, without repaying part or all of the Partnership’s and GasLog’s indebtedness in full.

The credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the credit facilities contain covenants requiring the Partnership and certain of the Partnership’s subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% of the then outstanding amount under the applicable facility (130.0% of the aggregate outstanding principal balance plus any hedging exposure for the GasLog Partners $193.7M Facility). If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require the Partnership to make prepayments or provide additional collateral sufficient to bring the Partnership into compliance with such covenants, and if we fail to do so the lenders could accelerate the indebtedness.

The Partnership, as corporate guarantor is also subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

●	the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45,000;
●	total indebtedness divided by total assets must be less than 65.0%;
●	the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The Assumed October 2015 Facility also imposes specified financial covenants that apply to GasLog and its subsidiaries on a consolidated basis:

●	net working capital (excluding the current portion of long-term debt) must be not less than $0;
●	total indebtedness divided by total assets must not exceed 75.0%;
●	the ratio of EBITDA over debt service obligations as defined in the GasLog guarantees (including interest and debt repayments, but excluding any prepayments) on a trailing 12 months basis must be not less than 110.0%; the ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110.0% when cash and cash equivalents and short-term investments are at least $110,000;
●	the aggregate amount of cash and cash equivalents and short-term investments must be not less than $75,000; and
●	GasLog’s market value adjusted net worth must at all times be not less than $350,000.

The second set of covenants could also be applicable to GasLog and its subsidiaries on a consolidated basis under the GasLog Partners $193.7M Facility in the event of a reverse drop-down of a vessel from the Partnership to GasLog.

Assumed October 2015 Facility

In connection with the acquisitions of GAS-eleven Ltd., the entity that owns the GasLog Greece, on May 3, 2017, GAS-thirteen Ltd., the entity that owns the GasLog Geneva, on July 3, 2017, GAS-fourteen Ltd., the entity that owns the GasLog Gibraltar on April

26, 2018 and GAS-twelve Ltd., the entity that owns the GasLog Glasgow, on April 1, 2019, the Partnership assumed $151.4 million, $155.0 million, $143.6 million and $134.1 million of outstanding indebtedness of the respective acquired entities under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility. The Assumed October 2015 Facility was subsequently amended and restated in December 2019. The loan agreement with respect to each of the GasLog Greece and the GasLog Glasgow provided for four tranches of $51.3 million, $25.6 million, $25.0 million and $61.1 million, while the loan agreement with respect to each of the GasLog Geneva and the GasLog Gibraltar provided for four tranches of $50.5 million, $25.3 million, $24.6 million and $60.3 million, respectively. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual deliveries of the relevant vessels according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016, $163.0 million was drawn down to partially finance the delivery of the GasLog Greece, on June 24, 2016, $163.0 million was drawn down to partially finance the delivery of the GasLog Glasgow, on September 26, 2016, $160.7 million was drawn down to partially finance the delivery of the GasLog Geneva, and on October 25, 2016, $160.7 million was drawn to partially finance the delivery of the GasLog Gibraltar. Amounts drawn under each applicable tranche bear interest at LIBOR plus a margin.

2019 GasLog Partners Facility

On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered in a loan agreement with Credit Suisse AG, Nordea Bank ABP, filial i Norge and Iyo Bank Ltd., Singapore Branch, each an original lender, Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450.0 million for the purpose of refinancing in full the existing Partnership Facility. Subsequently on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels originally covered by the 2019 GasLog Partners Facility were the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

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

On October 26, 2021 GAS-three Ltd., was released from its liabilities following the sale and leaseback of the GasLog Shanghai to CDBL and the prepayment of $97.0 million.

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

The relevant amount of $260.3 million was drawn on July 21, 2020, out of which $258.5 million was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd. The facility amortizes over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $174.4 million payable concurrently with the last installment in July 2025. The credit facility bears interest at LIBOR plus a margin.

On October 15, 2020, the Development Bank of Japan Inc. (“DBJ”) acceded as a new lender in the facility via transfer certificate. BNP Paribas and Credit Suisse each transferred $25.0 million of their commitment to DBJ following the consent of the Borrowers. Alpha Bank S.A. retained the participation amount it was allocated as an original lender.

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

The relevant amount of $193.7 million was drawn down on July 21, 2020, out of which $174.9 million was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. The facility amortizes over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $107.7 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures in Relation to Vessel Acquisitions

As of December 31, 2021, there are no commitments for capital expenditures related to our fleet with respect to vessel acquisitions. In the event we decide to exercise our options to purchase additional ships from GasLog, we expect to finance the costs with cash from operations and a combination of debt and equity financing, if available on acceptable terms.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

See “Item 5. Operating and Financial Review and Prospects—Overview—Industry Overview and Trends”.

E. Critical Accounting Estimates

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

Impairment of Vessels

We evaluate the carrying amounts of our vessels to determine whether there is any indication that they have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, their recoverable amounts are estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. Our estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind.

In assessing the fair value less cost to sell of the vessel, the Partnership obtains charter-free market values for its vessels from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by the Partnership’s lenders for determining compliance with the relevant covenants in the Partnership’s credit facilities. Vessel values can be highly volatile, so the charter-free market values may not be indicative of the future market value of the Partnership’s vessels, or prices that could be achieved if it were to sell them.

As of December 31, 2021, a number of negative indicators such as differences between the charter-free market values of the Partnership’s Steam vessels, as estimated by ship brokers, and their respective carrying amounts, combined with reduced expectations of the rates at which the Partnership could expect to secure term employment for the remaining economic lives of the Steam vessels and significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet, influenced management’s strategic decisions and prompted the Partnership to conclude that events and circumstances triggered the existence of potential impairment of Steam vessels, with no impairment indicators identified with respect to the owned and bareboat TFDE fleet.

The Partnership performed an impairment assessment for the Steam vessels by comparing each vessel’s value in use applying the “expected cash flow” approach, i.e. using all expectations about possible cash flows instead of the single most likely cash flow (“traditional approach”). The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for our Steam vessels. As of December 31, 2021, the Partnership’s management established its expectations for recovering each Steam vessel’s carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) post expiry of its charter party agreement currently in effect. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management’s established strategic goals and tactical objectives with respect to vessels’ operation and residual value risk management. In both scenarios, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates. The assumptions that the Partnership used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including vessel management costs), residual values, fair values less costs to sell and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimates of long-term charter rates for non-contracted revenue days and the discount rate.

Revenue assumptions were based on contracted time charter rates up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet’s historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2021, (iii) historical average time charter rates, based on publications by independent third party maritime research services (“maritime research publications”), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) management’s internal assessment of long-term charter rates achievable by each class of vessel.

Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond our control, management believes that the use of the revenue estimates discussed above to be reasonable as of the reporting date. We have assumed no inflation nor any other revenue escalation or growth factors in determining forecasted time charter rates beyond the contracted charter period through the end of a vessel’s useful life, consistent with long-run historical evidence and industry expectations.

We used an annual operating expenses escalation factor equal to 1% based on its historical data and experience, as well as expectations of future inflation on operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for our depreciation policy. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry.

In our impairment assessment as of December 31, 2021, the rate used to discount future estimated cash flows to their present values was 7.5% (6.4% as of December 31, 2020). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties, as applicable to each probable outcome.

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2020 and December 31, 2021, after giving effect to an aggregate impairment charge of $23.9 million recorded against four of our five Steam vessels for the year ended December 31, 2020 and an impairment charge of $104.0 million recorded against our five Steam vessels for the year ended December 31, 2021.

				Carrying values(1)
				(in thousands of U.S. dollars)
		Cargo capacity	Acquisition	December 31,	December 31,
Vessel	Built Date	(cbm)	cost	2020	2021
GasLog Shanghai(2)	January 2013	155,000	189,619	149,712	81,651
GasLog Santiago(3)	March 2013	155,000	189,560	159,552	153,826
GasLog Sydney(3)	May 2013	155,000	195,947	167,062	161,168
GasLog Seattle(3)	December 2013	155,000	201,738	164,516	158,463
Solaris(3)	June 2014	155,000	202,163	166,955	161,578
Methane Rita Andrea(4)	April 2006	145,000	156,613	90,533	67,697
Methane Jane Elizabeth(4)	June 2006	145,000	156,613	97,362	70,149
Methane Alison Victoria(4)	May 2007	145,000	156,610	96,385	71,587
Methane Shirley Elisabeth(4)	March 2007	145,000	156,599	90,283	69,069
Methane Heather Sally(4)	June 2007	145,000	156,599	103,274	75,964
Methane Becki Anne(3)	September 2010	170,000	232,334	197,834	189,654
GasLog Greece(3)	March 2016	174,000	209,195	180,882	176,980
GasLog Glasgow(3)	June 2016	174,000	208,532	181,742	177,640
GasLog Geneva(5)	September 2016	174,000	203,975	178,710	175,192
GasLog Gibraltar(5)	October 2016	174,000	203,835	179,097	175,527
Total			$2,819,932	$2,203,899	$1,966,145
(1)	Our owned and bareboat vessels are stated at carrying values (see Note 6 and Note 7 to our consolidated financial statements included elsewhere in this annual report). An aggregate impairment loss of $23.9 million was recorded for the year ended December 31, 2020. An aggregate impairment loss of $104.0 million was recorded for the year ended December 31, 2021.
(2)	Indicates a vessel which was remeasured at the lower of its carrying amount and fair value less costs to sell as of September 30, 2021, following its sale and lease back agreement with a wholly-owned subsidiary of CDBL, with no impairment loss recognized. On October 26, 2021, the vessel was recognized as a right-of use asset at an amount equal to the proportion of its previous carrying amount that reflects the right-of-use retained. No impairment indicators were identified with respect to such asset as of December 31, 2021.
(3)	Indicates our TFDE vessels for which, as of December 31, 2021, the basic charter-free market value is lower than the vessel’s carrying value but no impairment indicators were identified for these vessels as described above. The aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $69.8 million as of December 31, 2021.
(4)	Indicates our Steam vessels for which, as of December 31, 2021, the basic charter-free market value is lower than the vessel’s carrying value and impairment indicators were identified for these vessels as described above. After the recognition of an impairment loss of $104.0 million, the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $38.5 million as of December 31, 2021.
(5)	Indicates vessels for which, as of December 31, 2021, the basic charter free market value is higher than the vessel’s carrying value.

As a result of its impairment assessments for the year ended December 31, 2021, the Partnership recognized an aggregate non-cash impairment loss of $104.0 million on its five Steam vessels built in 2006 and 2007 and determined there was no impairment for its remaining owned and bareboat on-the-water fleet, comprising ten TFDE vessels.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. We rely solely on the executive officers of GasLog or its applicable affiliate who provide executive officer services for our benefit pursuant to the administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors. The business address for each of our directors and executive officers is 69 Akti Miaouli, 18537 Piraeus, Greece. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: Curtis V. Anastasio, Roland Fisher,Kristin H. Holth and Julian R. Metherell. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Curtis V. Anastasio	65	Chairman of the Board of Directors/Director
Roland Fisher(1)	50	Class I Director
Kristin H. Holth(2)	66	Class III Director
Julian R. Metherell	58	Director
Paolo Enoizi(3)	49	Director/Chief Executive Officer
Achilleas Tasioulas	46	Chief Financial Officer
Konstantinos Karathanos(4)	48	Chief Financial Officer
(1)	Mr. Fisher was appointed a director on February 8, 2021
(2)	Ms. Holth was appointed a director on November 1, 2021
(3)	Mr. Enoizi was appointed Chief Executive Officer and a director on August 1, 2021.
(4)	Mr. Karathanos was appointed Chief Operating Officer on February 11, 2022

Our Class I and Class III Directors were elected by our common unitholders and will hold office until the 2023, and 2024 annual meetings of limited partners, respectively. Our other directors were appointed by our general partner in its sole discretion. See “—C. Board Practices”.

Certain biographical information about each of these individuals is set forth below.

Curtis V. Anastasio has been the Executive Chairman of our board of directors since our inception to May 2016 and Non-Executive Chairman from May 2016 to date. From the time he led the initial public offering in April of 2001 to his retirement on December 31, 2013, Mr. Anastasio was the president and chief executive officer of NuStar Energy L. P., a publicly traded MLP based in San Antonio, Texas. Mr. Anastasio was also president and chief executive officer of NuStar GP Holdings, LLC, a position he held since the company’s initial public offering in 2006. In addition, Mr. Anastasio serves as a director and chairman of the Audit Committee of Par Pacific Holdings (previously Par Petroleum Corporation) a growth-orientated company that manages and maintains interests in energy related assets, and serves as a director and chairman of the Audit Committee of the Chemours Company. Between 2013 and 2019, Mr. Anastasio served on the board of the Federal Reserve Bank of Dallas. Mr. Anastasio received a Juris Doctorate degree from Harvard Law School in 1981 and a Bachelor of Arts degree, Magna cum Laude, from Cornell University in 1978.

Roland Fisher was appointed to our board of directors on February 8, 2021. Mr. Fisher is the founder of Gasfin Development, a company recognized for pioneering mid-scale LNG infrastructure in multiple markets, most recently delivering Sub-Saharan Africa’s first LNG terminal, at Tema, Ghana. Prior to founding Gasfin, Mr. Fisher was Chief Financial Officer at TGE Group, a specialist cryogenic gas engineering business. Previously, Mr. Fisher also spent 10 years in private equity investment roles with Caledonia Investments and Actis working on a diverse portfolio from natural resources to financial services across Europe, Southern Africa and

South America. He started his career with Deloitte in London. Mr. Fisher is a Chartered Accountant (ICAEW), holds an MBA with Distinction from INSEAD, and an MA (Hons) from Edinburgh University. Mr. Fisher sits on the investment committee of Nash & Co and is a Trustee of Kasanka National Park in Zambia.

Kristin H. Holth was appointed to our Board of Directors and a member of our Audit Committee and Conflicts Committee in November 2021. From 2017 to 2020 Ms. Holth served as Executive Vice President and Global Head of Ocean Industries in DNB Bank ASA, Norway’s largest financial services group. Ms. Holth has significant experience in capital markets and funding and has held numerous management positions within DNB, including Global Head of Shipping, Offshore & Logistics for four years and General Manager & Head of DNB Americas for six years. Ms. Holth also holds several board positions, including Independent Director of Maersk Drilling and Maersk Tankers. Ms. Holth also sat on the board of directors of GasLog from September 2020 to June 2021. Ms. Holth holds a Bachelor in Economics and Business Administration from BI Norwegian Business School.

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

Paolo Enoizi was appointed as a director and our CEO on August 1, 2021. Mr. Enoizi joined GasLog Partners LP in August 2019 and was appointed Chief Operating Officer (“COO”) from September 2019 to February 2022. He was appointed COO of GasLog on the same date. Prior to joining GasLog Partners, Mr. Enoizi was most recently Managing Director of Stolt Tankers BV Rotterdam, a subsidiary of Stolt Nielsen Limited, where he was responsible for the operation of over 100 chemical tankers, 200 people ashore and over 4,000 seafarers. Mr. Enoizi’s previous roles also included Director of Technical & Innovation and General Manager of Newbuilding & Technical. Whilst at Stolt Nielsen, Mr. Enoizi led major business transformations, integration of company acquisitions and operational improvement initiatives in areas such as process optimisation, cost reductions, digitalisation and business intelligence. Prior to joining Stolt Nielsen in 2008, Mr. Enoizi was Managing Director of a family-owned ship management company. Mr. Enoizi is a director of HiLo Maritime Risk Management Limited, a not for profit joint industry initiative which uses a predictive mathematical model to enhance shipping industry safety. Mr. Enoizi has a Masters degree in Naval Architecture and Marine Engineering from the University of Genova.

Achilleas Tasioulas has served as our CFO and CFO of GasLog since July 2020. Mr. Tasioulas joined GasLog in October 2014 as Financial Controller and his role was expanded to Chief Risk Officer, Financial Controller and Head of Tax in August 2017 and Deputy CFO of GasLog in December 2019 and has over 14 years of experience in the shipping industry. During his years with GasLog he has been actively engaged in our growth and capital markets activity, as well as developing considerable experience in operations, corporate finance, treasury and risk management. Mr. Tasioulas is also a Board Member of Gastrade and a Director of several Group subsidiaries. Immediately prior to joining GasLog, Mr. Tasioulas was Corporate Controller for NYSE-listed Danaos Corporation for 6 years. Mr. Tasioulas is an ICAEW Fellow Chartered Accountant, has an MSc in Project Analysis, Finance and Investments from the University of York in the UK and a BSc in Economics from the University of Macedonia in Greece. Furthermore, Mr. Tasioulas has completed executive education programs in Advance Corporate Finance in London Business School and Strategic Financial Leadership in Stanford University Graduate School of Business.

Konstantinos Karathanos was appointed COO of GasLog and GasLog Partners on February 11, 2022. Prior to this he served as Deputy COO from November 2021 and General Manager Innovation and Technology from 2019. Mr. Karathanos joined the group in 2000 and from then to 2017 held several positions such as Fleet Manager, Project & Site Manager and Ship Manager. Prior to re-joining GasLog, Mr. Karathanos held the position of Technical Manager at Minerva Marine from 2017 to 2019. Mr. Karathanos has over 20 years of experience in the shipping industry specializing in LNG Carriers design and construction and Technical & Operational management as well as focusing on Energy and Performance with emphasis on Energy efficiency and decarbonization of the fleet. Mr. Karathanos has an Executive MBA from ALBA, the American College of Greece, an MSc in Thermal Power and Fluid Mechanics from the University of Manchester and a B.Eng. in Mechanical Engineering from Manchester Metropolitan University.

Board Leadership Structure

Our board leadership structure consists of our Chairman and the chairmen of our board committees. Our operational management is headed by our CEO. Mr. Enoizi, as CEO, is responsible for the day-to-day operations of the Partnership, which includes decisions relating to the Partnership’s general management and control of its affairs and business, and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals, but believes that at this time the separation of such roles is appropriate and beneficial to unitholders.

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

Executive Compensation

The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. Mr. Paul A. Wogan stepped down as CEO with effect from August 01, 2021, and Paolo Enoizi was appointed as CEO. We do not pay any of our executive officers any compensation directly. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”. Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our general partner may participate in employee pension and benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our general partner or their affiliates, including plans that may be established in the future. We did not set aside or accrue any amounts in the year ended December 31, 2021 to provide pension, retirement or similar benefits to our senior management.

Compensation of Directors

Each non-management director receives cash compensation for being a member of our board of directors, as well as for being a member or chairperson of a committee. During 2021, non-management directors each received a director fee of $110,000 per year. In addition, members of the audit and conflicts committees each received a committee fee of $25,000 per year whereas the chairpersons of such committees received a fee of $50,000 per year. Our chairman receives an additional chair fee and received director fees totaling $266,181 in 2021. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

We did not set aside or accrue any amounts in the year ended December 31, 2021 to provide pension, retirement or similar benefits to our directors.

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

The Plan provides for the grant of options to purchase our common units, common unit appreciation rights, restricted common units, phantom performance common units, cash incentive awards and other equity-based or equity-related awards. We have reserved for issuance a total of 945,026 common units under the Plan (equal to approximately 6.59% of the 14,322,358 common units outstanding as of December 31, 2014), subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by our board of directors, or such committee of our board of directors as may be designated by our board of directors to administer the Plan.

On April 1, 2021, we granted our executive officers and employees an aggregate of 98,255 restricted common units and 98,255 phantom performance common units, with an aggregate fair value as of the grant date of $540,400. On September 14, 2021, we granted our executive officers and employees an aggregate of 21,663 restricted common units and 21,663 phantom performance common units, with an aggregate fair value as of the grant date of $177,203. These awards vest on the third anniversary of the grant date, subject to the recipients’ continued service; vesting of the phantom stock units is also subject to the achievement of certain performance targets. They may be settled in cash or newly issued units, or a combination thereof, at our discretion.

As of December 31, 2021, we have 407,824 common units reserved for issuance under the Plan (equal to approximately 0.80% of the 51,137,201 common units outstanding).

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

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors and (ii) the requirement that a compensation committee or a nominating/corporate governance committee be established. Four of our five directors qualify as independent. As a result, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

Our board of directors meets regularly throughout the year. In 2021, the board met 16 times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, the board regularly holds sessions without the CEO and executive officers present.

Committees of the Board of Directors

Audit Committee

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Roland Fisher, Kristin H. Holth and Julian R. Metherell, with Roland Fisher serving as the chair of the audit committee. Our board of directors has determined that each of Roland Fisher, Kristin H. Holth and Julian R. Metherell satisfies the independence standards established by the NYSE and qualifies as an “audit committee financial expert” for purposes of SEC rules and regulations.

Conflicts Committee

We also have a conflicts committee that is available at the board of directors’ discretion to review specific matters that the board of directors believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee must meet the independence standards established by the NYSE and the SEC to serve on an audit committee of a board of directors, and may not be any of the following: (a) officers or employees of our general partner, (b) officers, directors or employees of any affiliate of our general partner (other than the Partnership and its subsidiaries) or (c) holders of any ownership interest in the general partner, its affiliates or the Partnership and its subsidiaries (other than (x) common units or (y) awards granted pursuant to any long-term incentive plan, equity compensation plan or similar plan of the Partnership or its subsidiaries). Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our conflicts committee is comprised of Kristin H. Holth and Roland Fisher, with Kristin H. Holth serving as chair of the conflicts committee.

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

The NYSE rules do not require foreign private issuers or limited partnerships like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. Accordingly, we do not have a compensation committee or a nominating/ corporate governance committee.

D.	Employees

We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2021, GasLog employed (directly and through manning agents) approximately 2,247 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as 150 shore-based staff. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. We and GasLog regard attracting and retaining motivated, well-qualified seagoing and shore-based personnel as a top priority, and GasLog offers its people competitive compensation packages. As a result, GasLog has historically enjoyed high retention rates. In 2021, GasLog’s retention rate was 95.6% for senior seagoing officers, 96.8% for other seagoing officers and 95.6% for shore staff.

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

ITEM 7.    MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Unitholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common units as of February 24, 2022 held by:

●	each of our executive officers;
●	each of our directors;
●	all our directors and officers as a group; and
●	each holder known to us to beneficially own 5% or more of our units;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 51,137,201 common units outstanding as of February 24, 2022. Each issued and outstanding common unit entitles the unitholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted

below, the address of all unitholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Common Units
Beneficially
Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Curtis V. Anastasio	*	*
Roland Fisher	—	—
Kristin H. Holth	—	—
Julian R. Metherell	—	—
Achilleas Tasioulas	—	—
Paolo Enoizi	—	—
All directors and officers as a group	*	*
Other 5% beneficial owners
GasLog Ltd.(1)	15,206,602	29.7%
Cobas Asset Management, SGIIC, SA(2)	4,396,949	8.6%
Invesco Ltd.(3)	2,365,723	4.6%
(1)	GasLog Ltd. is effectively controlled by its chairman, Peter G. Livanos, who is deemed to beneficially own, directly or indirectly, 29.7% of the issued and outstanding common shares of GasLog Ltd. Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of GasLog Ltd.
(2)	Based on information contained in the Schedule 13G filed with the SEC on February 15, 2022, Cobas Asset Management, SGIIC, SA. has sole voting power over 4,396,949 common units.
(3)	Based on information contained in the Schedule 13G filed with the SEC on April 12, 2021, Invesco Ltd. has sole voting power over 2,365,723 common units.
*	Less than 1%.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code (which we do not expect to qualify for, unless our general partner exercises the “GasLog option” described in “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—U.S. Taxation of Shipping”), if at any time any person or group owns beneficially more than 4.9% of any class or series of units (other than the Preference Units) then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such common unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

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

As a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the partnership agreement, GasLog has the ability to control the Partnership’s affairs and policies. GasLog will retain the ability to control the Partnership’s affairs and policies through its ownership of the general partner post completion of the Transaction announced by GasLog on February 22, 2021, under which GEPIF will acquire all of the outstanding common shares of GasLog that are not held by the Rolling Shareholders of GasLog in exchange for $5.80 in cash per common share. The Transaction is expected to close in the second quarter of 2021. See “Item 6. Directors, Senior Management and Employees—C. Board Practices”.

As of February 24, 2022, we had 3 common unitholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 35,930,595 common units, representing 70.3% of our outstanding common units and a 66.7% ownership interest in us. We believe that the units held by CEDE & CO. include common units beneficially owned by both holders in the United Sates and non-U.S. beneficial owners.

B.	Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. The related party transactions that we have entered into or were party to during the year ended December 31, 2021 are discussed below.

Omnibus Agreement

On May 12, 2014, we entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition; Five-Year Vessel Restricted Business Opportunities

Under the omnibus agreement, GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such a vessel at fair market value. For the purposes of this section, we refer to these vessels, together with any related charters, as “Five Year Vessels” and to all other LNG carriers, together with any related charters, as Non-Five Year Vessels. The restrictions in this paragraph will not prevent GasLog or any of its controlled affiliates (other than us and our subsidiaries) from:

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

GasLog will also indemnify us for liabilities related to:

●	certain defects in title to the fleet and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of the IPO; and
●	certain tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.

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

The administrative services agreement will continue indefinitely until terminated by us upon 90 days’ notice for any reason in the sole discretion of our board of directors. In addition, the administrative services agreement may be terminated by GasLog upon 90 days’ notice if:

●	there is a change of control of us or our general partner;
●	a receiver is appointed for all or substantially all of our property;
●	an order is made to wind up our partnership;
●	a final judgment or order that materially and adversely affects our ability to perform the agreement is obtained or entered and not vacated, discharged or stayed; or
●	we make a general assignment for the benefit of our creditors, file a petition in bankruptcy or liquidation or commence any reorganization proceedings.

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

The administrative services provided by GasLog include:

●	bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;
●	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;
●	administrative and clerical services: assistance with personnel administration, payroll and office space, arranging meetings for our common unitholders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;
●	banking and financing services: providing treasury and cash management services including assistance with identifying and accessing sources of capital, preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds and monitoring and maintaining compliance therewith and financial risk management;
●	advisory services: assistance in complying with United States and other relevant securities laws;
●	client and investor relations: arranging for the provision of advisory, clerical and investor relations services to assist and support us in our communications with our unitholders; and
●	assistance with the integration of any acquired businesses.

For the year ended December 31, 2021, GasLog received a service fee of $0.3 million per vessel per year in connection with providing services under the administrative services agreement. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month. The aggregate fees and expenses for services under the administrative services agreement for the year ended December 31, 2021 was $4.7 million, which related to all 15 vessels in the GasLog Partners owned and bareboat fleet.

In November 2021, the board of directors approved an increase in the service fee payable to GasLog under the terms of the administrative services agreement. With effect from January 1, 2022 a service fee of $0.6 million per vessel per year will be payable.

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

Management services. Each amended ship management agreement requires that GasLog LNG Services and its subcontractors use their best endeavors to perform, among others, the following management services:

●	the provision of suitably and adequately qualified crew for the vessel in accordance with the requirements of the owner and the attendance to all matters pertaining to training, labor relations, insurance and amenities of the crew;
●	the provision of operational and technical management, including arrangement and supervision of dry-dockings, repairs, alterations and the upkeep of the vessel, arrangement for the victualling and storing of the vessels, appointment of surveyors and technical consultants and development, implementation and maintenance of a Safety Management System in accordance with the ISM Code;
●	the provision of applicable documentation of compliance and safety management certificates;
●	the provision of an accounting system that meets the requirements of the owner, regular accounting services and regular reports and records, and the maintenance of records of costs and expenditures incurred, as well as data necessary or proper for the settlement of accounts between the parties;
●	the procurement of all stores, spares, equipment, provisions, oils, fuels and any other goods, material or services to be supplied to the vessel;
●	the handling and settlement of claims relating to the vessel, including any claims involving the charterers;
●	the navigation of the vessel, handling of all necessary communication, and management of cargo operations of the vessel; and
●	the arrangement, maintenance and preparation for suitable moorings for vessels for lay-up.

Management fee. For the year ended December 31, 2021, pursuant to the amended ship management agreements, the vessel-owning subsidiaries, as owners, paid a management fee of $46,000 per month to GasLog LNG Services, as manager, and will reimburse GasLog LNG Services for all expenses incurred on their behalf. The aggregate fees and expenses for services under these management agreements for the year ended December 31, 2021 were $7.7 million, which related to 14 vessels in the GasLog Partners owned and bareboat fleet. GasLog LNG Services does not provide ship management services to the Solaris.

The management fee is subject to an annual adjustment. The adjustment will be agreed between the parties in good faith on the basis of general inflation and proof of increases in actual costs incurred by GasLog LNG Services, as manager. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable ship management agreement.

In November 2021, the board of directors approved a decrease in the service fee payable to GasLog LNG Services. With effect from January 1, 2022 a management fee of $37,500 per vessel per month will be payable.

Term. Each ship management agreement continues indefinitely until terminated by either party as described below.

Automatic termination and termination by either party. Each ship management agreement will be deemed to be terminated if:

●	the vessel is sold, becomes a total loss, is declared as a constructive, compromised or arranged total loss or is requisitioned for hire; or
●	an order is made or a resolution is passed for the winding up, dissolution, liquidation or bankruptcy of the other party (otherwise than for the purpose of a solvent reconstruction or amalgamation), a receiver or similar officer is appointed or the other party suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

Termination by the manager. Under each ship management agreement, the manager may terminate the ship management agreement with immediate effect by written notice if:

●	any money payable to the manager pursuant to the agreement has not been paid within 30 days of payment having been requested in writing by the manager;
●	the owner fails to cease employment of the vessel in an unlawful trade or on a voyage, which in the reasonable opinion of the manager, is unduly hazardous, within a reasonable time after receiving notice from the manager;
●	the relevant ship management agreement or any of the owner’s rights or obligations are assigned to any person or entity without the manager’s prior written agreement or approval; or
●	the owner elects to provide officers and, for any reason within their control, fails to (i) procure officers and ratings complying with the requirements of STCW 95 or (ii) instruct such officers and ratings to obey all reasonable orders of the managers in connection with the operating of the managers’ safety management system.

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

Commercial Management Agreements

Our operating subsidiaries have entered into commercial management agreements with GasLog that were amended upon completion of the IPO, pursuant to which GasLog provides certain commercial management services to us. For the year ended December 31 2021, the annual commercial management fee was $360,000 for each vessel payable quarterly in advance. The aggregate fees and expenses under these commercial management agreements for the year ended December 31, 2021 were $5.4 million which related to all 15 vessels in the GasLog Partners owned and bareboat fleet..

The amended commercial management agreements require that GasLog use their best endeavors to perform, among others, the following management services:

●	the commercial operations, including providing chartering services in accordance with the vessel owners’ instructions (including seeking and negotiating employment for the vessels and the execution of charter parties or other contracts relating to the employment of the vessels), arranging payment to the owner’s account of all hire and/or freight revenues, calculating hire, freight and other money due from or to the charterer, issuing voyage instructions, appointing agents and surveyors and arranging surveys associated with the commercial operations;
●	the administration of invoicing and collection of hire payables; and
●	the assessment of the market on specific issues and provision of such consultancy services as the owners may from time to time require.

In 2020, the Commercial Management Agreements were novated from GasLog Ltd. to GasLog LNG Services. The novation was completed to accurately reflect the Group entity providing the commercial management services to us.

In November 2021, the board of directors approved a change in the amount paid per annum per vessel. It was agreed that with effect from January 1, 2022 the commercial management fee would be paid as a fixed commission of 1.25% on the gross charter revenues of all vessels in the GLOP fleet. The fee will continue to be paid monthly in advance. It is considered that the change better reflects the exposure of the GasLog Partners fleet to the spot market and incentivizes the commercial manager to arrange more profitable fixtures for the fleet.

Contribution Agreement

On May 12, 2014, we entered into a contribution agreement with GasLog and certain of its subsidiaries that effected certain formation transactions in connection with our IPO, including the transfer of the ownership interests in our initial fleet, and the use of the net proceeds of the IPO.

Credit Facilities

On April 3, 2017, we entered into a new unsecured five-year term loan of $45.0 million and a new five-year revolving credit facility of $30.0 million with GasLog. For a more detailed description of this credit facility, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Revolving Credit Facility with GasLog”. On November 16, 2021 the Partnership’s Board decided not to proceed with renewing the facility on its expiry in March 2022.

On May 25, 2017, in connection with the acquisition of the GasLog Greece, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding loan available to GAS-eleven Ltd. under the Assumed October 2015 Facility among GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers. On June 28, 2017, in connection with the acquisition of the GasLog Geneva, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-thirteen Ltd. In April 2018, in connection with the acquisition of the GasLog Gibraltar, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-fourteen Ltd. In April 2019, in connection with the acquisition of the GasLog Glasgow, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-twelve Ltd. As of December 31, 2021, the amount outstanding under the loans available to GAS-eleven Ltd. was $ 99.5 million, GAS-twelve Ltd. was $99.5 million, GAS-thirteen Ltd. was $103.8 million and GAS-fourteen Ltd. was $103.8 million.

On February 20, 2019, in connection with the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amounts of outstanding loan available to GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., as borrowers, under the 2019 GasLog Partners Facility. On October 26, 2021 GAS-three Ltd, was released from its liabilities following the sale and leaseback of the GasLog Shanghai to CDBL and the prepayment of $97.1 million. As of December 31, 2021, the amount outstanding under the loans available was $273.6 million.

On July 16, 2020, in connection with the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amounts of outstanding loan available to GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, under the GasLog Partners $260.3M Facility. As of December 31, 2021, the amount outstanding under the loans available was $243.1 million.

On July 16, 2020, in connection the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amounts of outstanding loan available to GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., as borrowers, under the GasLog Partners $193.7M Facility. As of December 31, 2021, the amount outstanding under the loans available was $176.5 million.

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

Our Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Following a challenging number of years for capital markets in midstream energy, along with declining visibility in to the Partnership’s future financial performance exacerbated by the COVID-19 pandemic related uncertainty in the near term LNG and LNG shipping markets, our board of directors decided to reduce our quarterly cash distributions on our common units to $0.01 per unit from the third quarter 2020 onwards.

As a result, the Partnership will retain approximately $22 million in cash reserves annually. We believe this action will further strengthen the Partnership’s balance sheet, lower the fleet’s breakeven, reduce its cost of capital and further enhance its competitive positioning. The Partnership expects to maintain this policy for the immediate future.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

●	Our common unitholders have no contractual or legal right to receive distributions unless there is available cash at the end of each quarter as defined in our partnership agreement and the Preference Unit distributions have been paid. The determination of available cash is subject to the broad discretion of our board of directors to establish reserves and other limitations and to take into consideration our debt service obligations.
●	We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this annual report in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.
●	We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our common unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to common unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.
●	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units. GasLog owns common units representing a 29.7% ownership interest in us.
●	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution are determined by our board of directors, taking into consideration the terms of our partnership agreement.
●	Under Section 51 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.
●	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See “Item 3. Key Information—D. Risk Factors” for a discussion of these factors.

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

During the year ended December 31, 2021, the aggregate amount of cash distribution paid to common unitholders was $2.0 million.

Preference Units Distribution Requirements

Distributions on our Preference Units are payable quarterly on each of March 15, June 15, September 15 and December 15, or the next succeeding business day, as and if declared by our board of directors out of legally available funds for such purpose.

For the Series A Preference Units, from and including May 15, 2017 to, but excluding, June 15, 2027, the distribution rate is 8.625% per annum per $25.00 of liquidation preference per unit (equal to $2.15625 per annum per unit). From and including June 15, 2027, the distribution rate for the Series A Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 6.31% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series A Preference Units of $0.5390625 per unit on March 15, 2021, June 15, 2021, September 15, 2021 and December 15, 2021.

For the Series B Preference Units, from and including January 17, 2018 to, but excluding, March 15, 2023, the distribution rate is 8.200% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2023, the distribution rate for the Series B Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series B Preference Units of $0.5125 per unit on March 15, 2021, on June 15, 2021, September 15, 2021 and December 15, 2021.

For the Series C Preference Units, from and including November 15, 2018 to, but excluding, March 15, 2024, the distribution rate is 8.500% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2024, the distribution rate for the Series C Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series C Preference Units of $0.53125 on March 15, 2021, June 15, 2021, September 15, 2021 and December 15, 2021.

Our Preference Unit distribution payment obligations impact our future liquidity needs. If we do not pay our Preference Unit distributions, we will not be able to pay distributions to our common unitholders.

Distributions of Available Cash

We will make distributions of available cash after payment of Preference Unit distributions for any quarter in the following manner:

●	first, to our general partner, in accordance with its percentage interest in the manner described in “—General Partner Interest” below; and
●	thereafter, to all common unitholders pro rata, a percentage equal to 100% less the general partner percentage interest, in the manner described in “—General Partner Interest” below.

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

See “Item 18. Financial Statements—Note 23. Subsequent Events” below.

ITEM 9.    THE OFFER AND LISTING

Trading on the New York Stock Exchange

Since our IPO in the United States, our common units have been listed on the NYSE under the symbol “GLOP”.

Our Series A Preference Units have been trading on the NYSE under the symbol “GLOP PR A” since May 10, 2017.

Our Series B Preference Units have been trading on the NYSE under the symbol “GLOP PR B” since January 11, 2018.

Our Series C Preference Units have been trading on the NYSE under the symbol “GLOP PR C” since November 15, 2018.

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

(a)	Form of Contribution Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Contribution Rights Agreement”.
(b)	Form of Omnibus Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement”.
(c)	Form of Administrative Services Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”.
(d)	Form of Commercial Management Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Commercial Management Agreement”.
(e)	Form of Ship Management Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.
(f)	Form of $30.0 Million Revolving Credit Agreement by and between GasLog Partners LP and GasLog Ltd.; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.
(g)	Form of Indemnification Agreement for the Partnership’s directors and certain officers; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements”.

(h)	GasLog Partners LP 2015 Long-Term Incentive Plan; please see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management— Equity Compensation Plan”.
(i)	Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners GP LLC and GasLog Partners Holdings LLC; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions— Omnibus Agreement”.
(j)	Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 (as supplemented by supplemental deeds dated April 12, 2017, May 2, 2017 and July 3, 2017) between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd.,GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export- Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-coordinator, bookrunner and export credit agent co-ordinator guaranteed by GasLog Ltd. and GasLog Carriers Ltd.: please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.
(k)	Exchange Agreement among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated June 24, 2019: please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Exchange Agreement.”
(l)	Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd.,GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC.: please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.
(m)	Facility Agreement dated December 12, 2019, relating to $1,052,791,260 Loan Facilities among GAS-twenty eight Ltd.; GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., and GAS-thirty five Ltd., as borrowers, Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), Bank of America National Association, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as Mandated Lead Arrangers; Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as bookrunners; DNB Bank ASA, London Branch as Agent and security agent; Citibank N.A., London Branch as ECA Agent and ECA Co-ordinator; Citibank N.A.London Branch and DNB (UK) Ltd., as Global Co-ordinators and GasLog Ltd., GasLog Carriers Ltd., GasLog Partners LP and GasLog Partners Holdings LLC as Guarantors; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.
(n)	Facility Agreement dated July 16, 2020, relating to $260,331,250 loan facility among GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, BNP Paribas and Credit Suisse AG, as mandated lead arrangers, with BNP Paribas as agent and security agent and Credit Suisse AG as global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.
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

The following discussion applies only to beneficial owners of common units or Preference Units that own the common units or Preference Units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units or Preference Units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units or Preference Units, you are encouraged to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units or Preference Units.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units or Preference Units that owns (actually or constructively) less than 10.0% of our equity and that is:

●	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes);

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units or Preference Units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units or Preference Units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to our common units or Preference Units generally will be treated as foreign source “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

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

Special rules may apply to any amounts received in respect of our common units or Preference Units that are treated as “extraordinary dividends”. In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit (5% in the case of Preference Units). In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units or Preference Units that is treated as “qualified dividend income”, then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units or Preference Units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common units or Preference Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

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

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any tax year in which the holder held our units, either:

●	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such tax year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or
●	at least 50.0% of the average value of the assets held by us (including the assets of our vessel- owning subsidiaries) during such tax year produce, or are held for the production of, passive income.

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

As discussed more fully below, if we were to be treated as a PFIC for any tax year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units or Preference Units, as discussed below. In addition, if a U.S. Holder owns our common units or Preference Units during any tax year that we are a PFIC, such units owned by such holder will be treated as PFIC units even if we are not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file IRS Form 8621 with your U.S. federal income tax return to report your ownership of our common units or Preference Units.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any tax year, and a U.S. Holder makes a timely QEF election, such holder hereinafter an “Electing Holder”, then, for U.S. federal income tax purposes, that holder must report as income for its tax year its pro rata share of our ordinary earnings and net capital gain, if any, for our tax years that end with or within the tax year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units or Preference Units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units or Preference Units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units or Preference Units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any tax year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any tax year and, as we anticipate, our units were treated as “marketable stock”, then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units or Preference Units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each tax year the excess, if any, of the fair market value of the U.S. Holder’s common units or Preference Units at the end of the tax year over the holder’s adjusted tax basis in the common units or Preference Units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units or Preference Units over the fair market value thereof at the end of the tax year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units or Preference Units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units or Preference Units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units or Preference Units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. The mark-to-market election generally will not be available with respect to subsidiaries. Accordingly, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, the mark-to-market election generally will not be available with respect to such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any tax year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year, such holder hereinafter a “Non-Electing Holder”, would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units or Preference Units in a tax year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding tax years, or, if shorter, the portion of the Non-Electing Holder’s holding period for the common units or

Preference Units before the tax year) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units or Preference Units;
●	the amount allocated to the current tax year and any tax year prior to the tax year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and
●	the amount allocated to each of the other tax years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other tax year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units or Preference Units. If we were treated as a PFIC for any tax year and a Non-Electing Holder who is an individual dies while owning our common units or Preference Units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units or Preference Units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units or Preference Units, you are encouraged to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units or Preference Units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income “effectively connected” with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty and, if, required by such income tax treaty, the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units or Preference Units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is “effectively connected” with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment as required by such income tax treaty). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units or Preference Units if they are present in the United States for 183 days or more during the tax year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a U.S. Individual Holder of distributions or the proceeds of a disposition of common units or Preference Units will be subject to information reporting. These payments to a U.S. Individual Holder also may be subject to backup withholding if the U.S. Individual Holder:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or
●	in certain circumstances, fails to comply with applicable certification requirements.

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

We are subject to the informational requirements of the “Exchange Act”. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding companies, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In August 2020, our board of directors approved an amendment to the Partnership’s sixth Amended and Restated Agreement of Limited Partnership that (1) decreased the number of directors from seven to five and (2) provided that the Board shall consist of three appointed directors and two elected directors.

On June 24, 2019, we and GasLog entered into an agreement, effective as of June 30, 2019, to modify the Partnership Agreement, thereby eliminating GasLog’s IDRs. In exchange for the IDRs, GasLog received 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in earnings and distributions until such time as GasLog exercises its right to convert the Class B units to common units. On July 1, 2021, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the second tranche of its Class B units. The remaining Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option on July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the Partnership’s profit allocation is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner. In connection with the modification to the IDRs we entered into a Sixth Amended and Restated Agreement of Limited Partnership which replaced the Fifth Amended and Restated Limited Partnership Agreement in its entirety. Please see our Sixth Amended and Restated Limited Partnership Agreement, filed as an exhibit hereto, for additional information about our IDRs.

On November 27, 2018, we and GasLog entered into an agreement to modify the partnership agreement with respect to the general partner IDRs. The modification reduced the general partner’s IDRs on quarterly distributions above $0.5625 per unit from 48% to 23%. GasLog further agreed to waive the incentive distribution payments resulting from any asset or business acquired by us from a third party. In connection with the modification to the IDRs we entered into a Fifth Amended and Restated Agreement of Limited Partnership which replaced the Fourth Amended and Restated Limited Partnership Agreement in its entirety.

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

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2021. Based on our evaluation, the CEO and the CFO have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control—Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of GasLog Partners LP and subsidiaries (the “Partnership”) as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Partnership and our report dated March 1, 2022 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A partnership’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A partnership’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the partnership; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the partnership are being made only in accordance with authorizations of management and directors of the partnership; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the partnership’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 1, 2022

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

ITEM 16.    [RESERVED]

ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT

Roland Fisher, Kristin H. Holth and Julian R. Metherell, each of whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an “audit committee financial expert”. Our board of directors has affirmatively determined that each of Mr. Fisher, Ms. Holth and Mr. Metherell meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B.    CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership, a copy of which is posted on our website and may be viewed at http://www.gaslogmlp.com. We will also provide a paper copy of this document upon the written request at no cost. Unitholders may direct their requests to the attention of our General Counsel, GasLog Partners LP, 69 Akti Miaouli, 18537 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2021.

We have also adopted a Trading Policy that generally prohibits directors, officers, employees, controlling unitholders and their respective related parties (“Covered Persons”) from trading in securities of the Partnership while in possession of material non-public information regarding the Partnership, or in securities of any other company while in possession of material non-public information regarding that company, which knowledge was obtained in the course of service to or employment with GasLog. The Trading Policy also imposes certain pre-clearance requirements and quarterly blackout periods. In addition, among other things, the Trading Policy generally prohibits Covered Persons from (i) trading in equity securities of the Partnership on a short-term basis, (ii) purchasing securities of the Partnership on margin, (iii) purchasing or selling derivatives related to securities of the Partnership (except for certain “permitted hedging derivatives”, which the Trading Policy defines as any derivative transaction to (x) hedge a position in Partnership securities held by the relevant Covered Person for more than 12 months, (y) with respect to the number of Partnership securities less than or equal to the amount such Covered Person could sell at such time in compliance with Rule 144 under the Securities Act of 1933, as amended, and (z) otherwise in compliance with the terms of the Trading Policy) and (iv) selling Partnership securities short (other than short sales effected by an independent financial institution that is party to a permitted hedging derivative, in accordance with its own standard practices and procedures, for the purpose of hedging its own position as a party to, or facilitating the entry by a Covered Person into, such permitted hedging derivative).

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2021.

Deloitte LLP (PCAOB ID No. 1147), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2019 and December 31, 2020.

The table below sets forth the total amount billed and accrued for Deloitte Certified Public Accountants S.A. for services performed in 2021 and Deloitte LLP for services performed 2020, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2020	2021

	(Expressed in
	millions of U.S.
	Dollars)
Audit fees	$0.50	$0.40
Total fees	$0.50	$0.40

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Partnership, fees for the review of the quarterly financial information, as well as in connection with the review of registration statements and related consents and comfort letters, and any other services required for SEC or other regulatory filings.

Tax Fees

No tax fees were billed by our principal accountant in 2020 and 2021.

Audit-related Fees

No audit-related fees were billed by our principal accountant in 2020 and 2021.

All Other Fees

No other fees were billed by our principal accountant in 2020 and 2021.

Pre-approval Policies and Procedures

Our Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditors. The Audit Committee is also responsible for reviewing and approving in advance the retention of the independent auditors for the performance of all audits and lawfully permitted non-audit services.

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 1, 2021, GasLog elected to convert 415,000 Class B-2 units into 415,000 common units in accordance with the terms of the agreement entered into in June 2019 by GasLog and GasLog Partners regarding the elimination of the IDRs held by GasLog.

In March 2021, the Partnership established a preference unit repurchase programme, which authorized the repurchase of preference units through March 31, 2023. In the year ended December 31, 2021, and since inception of the Repurchase Programme, the Partnership has repurchased and cancelled an aggregate of 464,429 Series B Preference Units and 269,549 Series C Preference Units at a weighted average price of $25.00 per preference unit for both Series. The total amount repaid during the period for repurchases of preference units was $18.4 million, including commissions.

On July 1, 2020, GasLog elected to convert 415,000 Class B-1 units into 415,000 common units in accordance with the terms of the agreement entered into in June 2019 by GasLog and GasLog Partners regarding the elimination of the IDRs held by GasLog.

On January 30, 2019, the Partnership announced that its board of directors approved a unit repurchase program of up to $25 million of the Partnership’s common units covering the period from January 31, 2019 to December 31, 2021. On February 6, 2020, the Partnership announced that its board of directors had approved an increase in the amount available under the unit repurchase authority back up to $25.0 million. Under the terms of the repurchase program, the Partnership may repurchase common units from time to time, at the Partnership’s discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Partnership is not obligated under the repurchase program to repurchase any specific dollar amount or number of common units, and the repurchase program may be modified, suspended or discontinued at any time or never utilized. Any common units repurchased by the Partnership under the program will be cancelled. As of December 31, 2021, 1,363,062 common units had been repurchased by the Partnership.

ITEM 16.F.    CHANGE IN PARTNERSHIP’S CERTIFYING ACCOUNTANT

Deloitte LLP (PCAOB ID No. 1147) served as our independent auditor for the fiscal years ended 2020 and 2019.

As previously reported on our Form 6-K filed with the SEC on March 22, 2021, in March 2021, our audit committee and board of directors, respectively, approved the engagement of Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163) to audit our financial statements for the fiscal year ended December 31, 2021.

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

Independence of Directors

The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, our board of directors is not required to be comprised of a majority of independent directors. However, our board of directors has determined that each of, Curtis V. Anastasio, Kristin H. Holth, Roland Fisher and Julian R. Metherell satisfies the independence standards established by the NYSE as applicable to us.

Corporate Governance, Nominating and Compensation Committee

The NYSE rules do not require foreign private issuers or limited partnerships like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. Accordingly, we do not have a compensation committee or a nominating/ corporate governance committee.

ITEM 16.H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-47 included herein by reference.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	Certificate of Limited Partnership of GasLog Partners LP(1)
1.2	Seventh Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(2)
2.1	Certificate of Formation of GasLog Partners GP LLC(1)
2.2	Limited Liability Company Agreement of GasLog Partners GP LLC(1)
2.3	Description of Securities(11)
4.1	Form of Contribution Agreement(1)
4.2	Form of Omnibus Agreement(1)
4.3	Form of Administrative Services Agreement(1)
4.4	Form of Commercial Management Agreement(1)
4.5	Form of Ship Management Agreement(5)
4.7	Form of $30.0 Million Revolving Credit Agreement by and between GasLog Partners LP and GasLog Ltd.(1)
4.8	Form of Indemnification Agreement for the Partnership’s directors and certain officers(5)
4.9	GasLog Partners LP 2015 Long-Term Incentive Plan(3)
4.10	Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners LP, GasLog Partners GP LLC and GasLog Partners Holdings LLC(4)

Exhibit No.	Description
4.15

Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export- Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-coordinator, bookrunner and export credit agent co-ordinator, guaranteed by GasLog Ltd. and GasLog Carriers Ltd., previously filed as an exhibit to GasLog Ltd.’s Annual Report on Form 20-F (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report(6)

4.16	Exchange Agreement by and among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated June 24, 2019(7)
4.17

Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd., GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC(8)*

4.18

Facility Agreement dated December 12, 2019, relating to $1,052,791,260 Loan Facilities among GAS-twenty eight Ltd.; GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., and GAS-thirty five Ltd., as borrowers, Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), Bank of America National Association, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as Mandated Lead Arrangers; Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as bookrunners; DNB Bank ASA, London Branch as Agent and security agent; Citibank N.A., London Branch as ECA Agent and ECA Co-ordinator; Citibank N.A. London Branch and DNB (UK) Ltd., as Global Co-ordinators and GasLog Ltd., GasLog Carriers Ltd., GasLog Partners LP and GasLog Partners Holdings LLC as Guarantors**(9)

4.19

Facility Agreement dated July 16, 2020, relating to $260,331,250 loan facility among GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, BNP Paribas and Credit Suisse AG, as mandated lead arrangers, with BNP Paribas as agent and security agent and Credit Suisse AG as global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”**(10)

4.20

Facility Agreement dated July 16, 2020, relating to $200,000,000 loan facility among GAS-twenty seven Ltd., GAS-twenty one Ltd. and GAS-nineteen Ltd., as borrowers, DNB (UK) Ltd. and ING Bank N.V., London Branch, as mandated lead arrangers, with DNB Bank ASA, London Branch as agent and security agent, DNB (UK) Ltd. and ING Bank N.V., London Branch as bookrunners and ING Bank N.V, London Branch as structuring and documentation bank, guaranteed by GasLog Partners LP, GasLog Partners Holdings LLC, GasLog Ltd. and GasLog Carriers Ltd.; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”**(10)

8.1	List of Subsidiaries of GasLog Partners LP

12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Executive Officer

Exhibit No.	Description
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Financial Officer

13.1	GasLog Partners LP Certification of Paolo Enoizi, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes- Oxley Act of 2002

13.2	GasLog Partners LP Certification of Achilleas Tasioulas, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.3	Consent of Deloitte LLP

13.4	Consent of Deloitte Certified Public Accountants S.A.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)
(1)	Previously filed as an exhibit to GasLog Partners LP’s Registration Statement on Form F-1 (File No. 333-195109), declared effective by the SEC on May 6, 2014, and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Exhibit 3.2 to GasLog Partners LP’s Report on Form 6-K (File No. 001-36433), filed with the SEC on August 5, 2020, hereby incorporated by reference to such Report.
(3)	Previously filed as Exhibit 4.6 to GasLog Partners LP’s Registration Statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, and hereby incorporated by reference to such Registration Statement.
(4)	Previously filed as Exhibit 99.3 to GasLog Partners LP’s Report on Form 6-K, filed with the SEC on April 30, 2015, hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F, filed with the SEC on February 12, 2016, hereby incorporated by reference to such Report.
(6)	Previously filed as an exhibit to GasLog Ltd.’s Annual Report on Form 20-F (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report.
(7)	Previously filed as Exhibit 10.1 to GasLog Partners LP’s Report on Form 6-K (File No. 001-36433), filed with the SEC on June 24, 2019, hereby incorporated by reference to such Report.
(8)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on February 26, 2019, and hereby incorporated by reference to such Report.

(9)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on March 3, 2020, and hereby incorporated by reference to such Report.
(10)	Previously filed as Exhibit 10.1 to GasLog Partners LP’s Report on Form 6-K (File No. 001-36433), filed with the SEC on August 5, 2020, and hereby incorporated by reference to such Report.
(11)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on March 2, 2021, and hereby incorporated by reference to such Report.
*	Confidential material has been redacted and complete exhibits have been separately filed with the SEC.
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

GASLOG PARTNERS LP,
	By	/s/ PAOLO ENOIZI
		Name:	Paolo Enoizi
		Title:	Chief Executive Officer

Dated: March 1, 2022

GASLOG PARTNERS LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GasLog Partners LP and subsidiaries ("the Partnership") as of December 31, 2021, the related consolidated statements of profit or loss, comprehensive income or loss, changes in owners'/partners' equity and cash flows, for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements of Partnership for the years ended December 31, 2020 and December 31, 2019, before the effects of the adjustments to retrospectively apply the change in accounting policy discussed in Note 2 to the financial statements, were audited by other auditors whose report, dated March 2, 2021, expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2020 and 2019 financial statements to retrospectively apply the change in accounting policy for the reclassification of interest paid and movements of cash collaterals for swaps in 2021, as discussed in Note 2 to the financial statements. Our procedures included (1) comparing previously reported amounts as per Partnership’s restated analysis to previously audited financial statements; (2) obtaining the Partnership's restated analysis, prepared by management, of the retrospective adjustments for cash flow reclassification of interest paid and movements of cash collaterals for swaps and comparing the retrospectively adjusted amounts per the 2020 and 2019 cash flow to the Partnership’s supporting documentation, and (3) testing the mathematical accuracy of the restated analysis of the retrospective adjustments. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2020 and 2019 consolidated financial statements of the Partnership other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2020 and 2019 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2022, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

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

Tangible fixed assets — Impairment of vessels — Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The carrying value of vessels as of December 31, 2021, was $1,884.5 million, net of an impairment loss of $103.98 million recognized in 2021.

The Partnership's vessels are evaluated for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, and conversely for reversal of impairment. For each vessel for which impairment indicators or impairment reversal indicators are identified, management estimates the recoverable amount, which is the higher of fair value less cost to sell and value in use and compares it to the carrying value. The Partnership assesses value in use using discounted future cash flows, which requires management to make estimates and assumptions, the most significant of which is charter rates for non-contracted revenue days and discount rate. Management identifies theses as key assumptions to which the outcome of the impairment assessment is most sensitive.

At each reporting date, the Partnership reassesses its impairment assumptions and revises them as appropriate. In its impairment assessment during 2021, the Partnership revised its impairment assessment for its Steam vessels by comparing each vessel’s value in use applying the “expected cash flow” approach instead of the single most likely cash flow (“traditional approach”). The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for the Partnership’s Steam vessels. As of December 31, 2021, the Partnership’s management established its expectations for recovering each Steam vessel’s carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) post expiry of its charter party agreement currently in effect. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management’s established strategic goals and tactical objectives with respect to vessels’ operation and residual value risk management. In both scenarios, expected future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

In addition to the above, the Partnership revised certain assumptions for charter rates for the period up to December 31, 2022 and from 2023 up to the end of the Steam vessels useful life and its assumptions for the discount rate. For Steam vessels, management’s assumptions for charter rates for non-contracted revenue days decreased from an average of $40 thousand per day to $35 thousand per day compared to 2020, and management’s average discount rate assumption increased to 7.52%, resulting in an impairment loss of $103.98 million recognized on all the Partnership’s Steam vessels during 2021. For all other vessels no impairment indicators were identified as of December 31, 2021 and therefore no impairment was recognized for these remaining vessels.

We identified impairment of vessels as a critical audit matter because of the significant judgments made by management to estimate the discount rate, the charter rates for non-contracted revenue days and probabilities scenarios which are particularly subjective as they involve assumptions about the LNG shipping market through the end of the useful lives of the vessels, and due to the sensitivity of the value in use calculations to management's assumptions. Performing audit procedures to evaluate the reasonableness of management's estimates of charter rates for non-contracted revenue days and the discount rate required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the charter rate assumption for non-contracted revenue days used by management to estimate the recoverable amount of vessels included the following:

●	We tested the controls over management's estimation of the recoverable amount of vessels for which impairment indicators were identified, including controls over the assumption for the charter rate for non-contracted revenue days and the discount rate.
●	With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate, including: management's estimation method; testing the source information underlying the determination of the discount rate; the mathematical accuracy of the discount rate calculation; and developing a range of independent estimates and comparing those to the discount rate selected by management.
●	We assessed the Partnership's use of the expected cash flow approach by obtaining evidence supporting its appropriateness.
●	We evaluated the reasonableness of charter rates for non-contracted revenue days up to December 31, 2022 by comparing management's assumptions for Steam vessels to market data and considered actual time charters agreed with charterers for similar vessels.
●	We evaluated the reasonableness of management's charter rate assumptions from January 1, 2023 through the end of each vessel's useful life, for which very limited observable market data is available, by evaluating management's rationale and evidence for these assumptions, as follows:
-	We re-assessed the rationale and evidence for the estimated long run costs of building and financing newbuild LNG vessels and the differential between the longer-term charter rates for Steam vessels assumed by management, including comparison to historic new build prices, comparison of the differentials to actual charter rates and to market data available about nearer term charter rates, with particular focus on the charter rate differentials between Steam and non-Steam vessels.
-	We compared them with management's assumptions for the period up to December 31, 2022 for which market data was available and assessed the reasonableness of the changes in management's charter rate assumptions over the forecast period in light of evidence gathered about the potential future evolution of the LNG shipping market, including forecasts and reports published by external industry experts.
-	We considered new evidence arising between Q4 2020 and Q4 2021 in our evaluation of management’s assumption that the long term charter rate for the Steam vessels has changed since the prior year.
●	We also considered other relevant evidence, including shipbrokers’ estimates of market values of Steam vessels that were lower than management’s estimates of values in use as of December 31, 2021.
●	We tested the mathematical accuracy of management’s value in use calculations and agreed the inputs to the source information and underlying assumptions used by management.
●	We assessed the sensitivity disclosures in Note 3 based on our own sensitivity analysis and checked management’s calculations of those sensitivities.
●	We evaluated management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 1, 2022

We have served as the Partnership's auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the consolidated financial statements, the accompanying consolidated statement of financial position of GasLog Partners LP and subsidiaries ("the Partnership") as of December 31, 2020, the related consolidated statements of profit or loss, comprehensive income or loss, changes in owners'/partners' equity and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements") (the 2020 financial statements before the effects of the retrospective adjustments discussed in Note 2 to the financial statements are not presented herein). In our opinion, the financial statements, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements, present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements, and accordingly we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

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

/s/ Deloitte LLP

London, United Kingdom

March 2, 2021

We began serving as the Partnership's auditor in 2014. In 2021 we became the predecessor auditor.

GasLog Partners LP

Consolidated statements of financial position

As of December 31, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

		December 31,	December 31,
	Note	2020	2021
Assets
Non-current assets
Other non-current assets		186	44
Tangible fixed assets	3	2,206,618	1,888,583
Right-of-use assets	4	516	81,996
Total non-current assets		2,207,320	1,970,623
Current assets
Trade and other receivables	5	16,265	11,156
Inventories		3,036	2,991
Prepayments and other current assets		2,691	1,433
Cash and cash equivalents		103,736	145,530
Total current assets		125,728	161,110
Total assets		2,333,048	2,131,733
Partners’ equity and liabilities
Partners’ equity
Common unitholders (47,517,824 units issued and outstanding as of December 31, 2020 and 51,137,201 units issued and outstanding as of December 31, 2021)	6	594,901	579,447
General partner (1,021,336 units issued and outstanding as of December 31, 2020 and 1,077,494 units issued and outstanding as of December 31, 2021)	6	11,028	10,717
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2020 and 5,750,000 Series A Preference Units, 4,135,571 Series B Preference Units and 3,730,451 Series C Preference Units issued and outstanding as of December 31, 2021)	6	347,889	329,334
Total partners’ equity		953,818	919,498
Current liabilities
Trade accounts payable		13,578	9,547
Due to related parties	14	7,525	952
Derivative financial instruments—current portion	18	8,185	5,184
Other payables and accruals	8	50,679	50,171
Borrowings—current portion	7	104,908	99,307
Lease liabilities—current portion	4	332	10,342
Total current liabilities		185,207	175,503
Non-current liabilities
Derivative financial instruments—non-current portion	18	12,152	4,061
Borrowings—non-current portion	7	1,180,635	986,451
Lease liabilities—non-current portion	4	112	45,556
Other non-current liabilities		1,124	664
Total non-current liabilities		1,194,023	1,036,732
Total partners’ equity and liabilities		2,333,048	2,131,733

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of profit or loss and total comprehensive income or loss

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	Note	2019	2020	2021
Revenues	9	378,687	333,662	326,142
Net pool allocation	9,14	1,058	—	—
Voyage expenses and commissions	10	(7,308)	(10,443)	(6,863)
Vessel operating costs	12	(76,742)	(74,798)	(75,333)
Depreciation	3,4	(89,309)	(83,058)	(85,493)
General and administrative expenses	11	(19,401)	(18,960)	(13,362)
Loss on disposal of vessel	3	—	—	(630)
Impairment loss on vessels	3	(138,848)	(23,923)	(103,977)
Profit from operations		48,137	122,480	40,484
Financial costs	13	(71,998)	(50,987)	(37,297)
Financial income	13	1,887	295	43
(Loss)/gain on derivatives	18	(12,795)	(14,929)	2,496
Total other expenses, net		(82,906)	(65,621)	(34,758)
(Loss)/profit and total comprehensive (loss)/income for the year		(34,769)	56,859	5,726
(Loss)/earnings per unit attributable to the Partnership, basic and diluted:	20
Common unit (basic)		(1.43)	0.55	(0.47)
Common unit (diluted)		(1.43)	0.52	(0.47)
General partner unit		(1.52)	0.55	(0.46)

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of changes in owners’/partners’ equity

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

					Class B			Preference		Total
	General partner		Common unitholders		unitholders		IDRs	unitholders		Partners’	Owners’
	Units	Amounts	Units	Amounts	Units	Amounts	Amounts	Units	Amounts	equity	capital	Total
Balance as of December 31, 2018	927,532	13,289	45,448,993	812,863	—	—	5,176	14,350,000	348,331	1,179,659	73,134	1,252,793
IFRS 16 adjustment (1)	—	4	—	173	—	—	—	—	—	177	15	192
Balance as of January 1, 2019 (as restated(1))	927,532	13,293	45,448,993	813,036	—	—	5,176	14,350,000	348,331	1,179,836	73,149	1,252,985
Profit and total comprehensive income attributable to GasLog Ltd. (“GasLog”)’s operations (Note 20)	—	—	—	—	—	—	—	—	—	—	2,650	2,650
Equity offering costs	—	—	—	(288)	—	—	—	—	266	(22)	—	(22)
Repurchases of common units (Note 6)	—	—	(1,171,572)	(22,890)	—	—	—	—	—	(22,890)	—	(22,890)
Elimination of incentive distribution rights ("IDRs") and issuance of common and Class B units (Note 6)	—	—	2,532,911	1,796	2,490,000	—	(2,391)	—	—	(595)	—	(595)
Issuance of general partner units (Note 6)	93,804	1,996	—	—	—	—	—	—	—	1,996	—	1,996
Settlement of awards vested during the year (Note 6)	—	—	49,850	—	—	—	—	—	—	—	—	—
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	—	(93,646)	(93,646)
Difference between net book values of acquired subsidiary and consideration paid	—	(357)	—	(17,490)	—	—	—	—	—	(17,847)	17,847	—
Distributions declared (Note 6)	—	(2,200)	—	(101,932)	—	—	(2,785)	—	(31,036)	(137,953)	—	(137,953)
Share-based compensation, net of accrued distribution	—	18	—	847	—	—	—	—	—	865	—	865
Partnership’s (loss)/income and total comprehensive(loss)/income (Note 20)	—	(1,479)	—	(66,268)	—	—	—	—	30,328	(37,419)	—	(37,419)
Balance as of December 31, 2019	1,021,336	11,271	46,860,182	606,811	2,490,000	—	—	14,350,000	347,889	965,971	—	965,971
Equity offering costs	—	—	—	(132)	—	—	—	—	—	(132)	—	(132)
Repurchases of common units (Note 6)	—	—	(191,490)	(996)	—	—	—	—	—	(996)	—	(996)
Conversion of Class B units to common units (Note 6)	—	—	415,000	—	(415,000)	—	—	—	—	—	—	—
Settlement of awards vested during the year (Note 6)	—	—	434,132	—	—	—	—	—	—	—	—	—
Distributions declared (Note 6)	—	(839)	—	(38,389)	—	—	—	—	(30,328)	(69,556)	—	(69,556)
Share-based compensation, net of accrued distribution	—	35	—	1,637	—	—	—	—	—	1,672	—	1,672
Partnership’s profit and total comprehensive income (Note 20)	—	561	—	25,970	—	—	—	—	30,328	56,859	—	56,859
Balance as of December 31, 2020	1,021,336	11,028	47,517,824	594,901	2,075,000	—	—	14,350,000	347,889	953,818	—	953,818
Net proceeds from public offerings of common units and issuances of general partner units (Note 6)	56,158	205	3,195,401	9,634	—	—	—	—	—	9,839	—	9,839
Repurchases of preference units (Note 6)	—	—	—	(2)	—	—	—	(733,978)	(18,386)	(18,388)	—	(18,388)
Conversion of Class B units to common units (Note 6)	—	—	415,000	—	(415,000)	—	—	—	—	—	—	—
Settlement of awards vested during the year (Note 6)	—	—	8,976	—	—	—	—	—	—	—	—	—
Distributions declared (Note 6)	—	(42)	—	(1,972)	—	—	—	—	(29,863)	(31,877)	—	(31,877)
Share-based compensation, net of accrued distribution	—	8	—	372	—	—	—	—	—	380	—	380
Partnership’s(loss)/income and total comprehensive (loss)/income (Note 20)	—	(482)	—	(23,486)	—	—	—	—	29,694	5,726	—	5,726
Balance as of December 31, 2021	1,077,494	10,717	51,137,201	579,447	1,660,000	—	—	13,616,022	329,334	919,498	—	919,498
(1)	Restated so as to reflect an adjustment introduced due to the adoption of International Financial Reporting Standard (“IFRS”) 16 Leases on January 1, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of cash flows

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

	Note	2019	2020	2021
		(restated)(1)	(restated)(1)
Cash flows from operating activities:
(Loss)/profit for the year		(34,769)	56,859	5,726
Adjustments for:
Depreciation	3,4	89,309	83,058	85,493
Impairment loss on vessels	3	138,848	23,923	103,977
Loss on disposal of vessel	3	—	—	630
Financial costs	13	71,998	50,987	37,297
Financial income	13	(1,887)	(295)	(43)
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	18	11,500	14,868	(2,496)
Share-based compensation	11	1,158	1,908	378
Realized foreign exchange losses		542	—	—
		276,699	231,308	230,962
Movements in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		6,601	(9,150)	5,109
Decrease in inventories		26	317	45
Change in related parties, net		17,559	(1,971)	(3,330)
(Increase)/decrease in prepayments and other current assets		(352)	(814)	978
Decrease/(increase) in other non-current assets		672	(58)	142
Decrease in other non-current liabilities		(1,245)	(281)	(482)
Increase/(decrease) in trade accounts payable		3,651	(1,807)	(2,403)
Increase in other payables and accruals		263	808	2,365
Net cash provided by operating activities		303,874	218,352	233,386
Cash flows from investing activities:
Proceeds from sale and leaseback, net of commissions	4	—	—	117,569
Payments for tangible fixed asset additions		(13,940)	(23,618)	(19,443)
Return of capital expenditures		7,465	—	—
Financial income received		1,950	326	43
Purchase of short-term investments		(33,000)	—	(2,500)
Maturity of short-term investments		43,000	—	2,500
Net cash provided by/(used in) investing activities		5,475	(23,292)	98,169
Cash flows from financing activities:
Borrowings drawdowns	19	445,000	479,984	—
Borrowings repayments	19	(465,195)	(540,701)	(205,179)
Interest paid		(64,813)	(51,457)	(42,239)
Payments of cash collateral for interest rate swaps		—	(16,730)	—
Release of cash collateral for interest rate swaps		—	16,450	280
Payment of loan issuance costs	19	(6,173)	(7,362)	—
Proceeds from entering into interest rate swaps	18	—	16,056	—
Payments for termination of interest rate swaps	18	—	(13,210)	—
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	6	1,996	—	10,205
Repurchases of common and preference units	6	(22,890)	(996)	(18,388)
Payment of offering costs		(1,670)	(146)	(346)
Cash distributions to GasLog in exchange for contribution of net assets		(93,646)	—	—
Distributions paid	6	(137,953)	(69,556)	(31,877)
Payments for lease liabilities	4, 19	(491)	(540)	(2,217)
Net cash used in financing activities		(345,835)	(188,208)	(289,761)
(Decrease)/increase in cash and cash equivalents		(36,486)	6,852	41,794
Cash and cash equivalents, beginning of the year		133,370	96,884	103,736
Cash and cash equivalents, end of the year		96,884	103,736	145,530
Non-Cash Investing and Financing Activities:
Capital expenditures included in liabilities at the end of the year		10,261	13,261	7,261
Financing costs included in liabilities at the end of the year	19	164	—	—
Offering costs included in liabilities at the end of the year		14	—	20
Liabilities related to leases at the end of the year	19	65	—	—
Non-cash prepayment of lease payments	4	—	—	27,365
(1)	Restated so as to reflect a change in accounting policy introduced on January 1, 2021, with respect to the reclassification of interest paid and movements of cash collaterals for interest rate swaps (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

1.	Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, being a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers (or the “Initial Fleet”) that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”) on May 12, 2014.

The Partnership’s principal business is the acquisition and operation of LNG vessels, providing LNG transportation services on a worldwide basis. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of Bermuda, provides technical and commercial services to the Partnership.

On April 1, 2019, GasLog Partners acquired 100% of the ownership interests in GAS-twelve Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Glasgow, for an aggregate purchase price of $214,000.

Since its IPO, the Partnership has acquired from GasLog 100% of the ownership interests in 15 vessel-owning entities in aggregate, including the one mentioned above. The acquisitions were accounted for as reorganizations of companies under common control. The Partnership’s historical results and net assets were retroactively restated to reflect the historical results of the acquired entities from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

On May 18, 2018, the Partnership through the GasLog Shanghai entered the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (the “Cool Pool”) to market their vessels operating in the LNG shipping spot market. The Cool Pool allowed the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool was to serve the growing LNG market by providing customers with reliable, flexible and innovative solutions to meet their increasingly complex shipping requirements. The Cool Pool chartered vessels (tri-fuel diesel electric (“TFDE”) LNG carriers in the 155,000-170,000 cbm range) for periods up to one year in duration as agents for the owners, who each remained responsible for the technical and commercial operation of their vessels and performance of the contracts. The Partnership through the GasLog Shanghai exited the Cool Pool on June 23, 2019.

On October 26, 2021, GasLog Partners completed the sale and leaseback of the GasLog Shanghai with a wholly-owned subsidiary of China Development Bank Financial Leasing Co., Ltd. (“CDBL”). The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

As of December 31, 2021, GasLog held a 33.3% ownership interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

As of December 31, 2021, the companies listed below were 100% held by the Partnership. The Partnership wholly owned 14 LNG vessels and operated one LNG vessel leased back under a bareboat charter, as described above:

					Cargo
	Place of	Date of			Capacity
Name	incorporation	incorporation	Principal activities	Vessel	(cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Right-of-use asset company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	Solaris	155,000	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Glasgow	174,000	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Gibraltar	174,000	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	Methane Becki Anne	170,000	March 2015
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Significant Accounting Policies

Statement of compliance

The consolidated financial statements of the Partnership have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”).

Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of derivative financial instruments. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The principal accounting policies are set out below.

Until December 31, 2020, interest paid and movements of cash collateral were presented in the consolidated statement of cash flows under cash provided by operating activities. IAS 7 Cash Flow Statement does not dictate how interest cash flows should be classified, but rather allows an entity to determine the classification appropriate to its business. The standard permits entities to present payments for interest under either operating or financing activities, provided that the elected presentation is applied consistently from period to period. In 2021, management elected to reclassify interest paid including cash paid for interest rate swaps held for trading and the movements of cash collateral related to the Partnership’s interest rate swaps under cash used in financing activities. Management believes that the revised classification provides a more comprehensive view on the cost of financing the Partnership’s operations and it better reflects management’s view of the financing nature of these transactions. Comparative figures have been retrospectively adjusted to reflect this change in policy in the statement of cash flows, as follows:

	Year ended December 31, 2019
	As previously reported	Adjustments	As restated
Net cash provided by operating activities	239,061	64,813	303,874
Net cash provided by investing activities	5,475	—	5,475
Net cash used in financing activities	(281,022)	(64,813)	(345,835)
Decrease in cash and cash equivalents	(36,486)	—	(36,486)

	Year ended December 31, 2020
	As previously reported	Adjustments	As restated
Net cash provided by operating activities	166,615	51,737	218,352
Net cash used in investing activities	(23,292)	—	(23,292)
Net cash used in financing activities	(136,471)	(51,737)	(188,208)
Increase in cash and cash equivalents	6,852	—	6,852

The consolidated financial statements are expressed in U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

As of December 31, 2021, the Partnership’s current assets totaled $161,110 while current liabilities totaled $175,503, resulting in a negative working capital position of $14,393. Current liabilities include an amount of $28,325 of unearned revenue in relation to vessel hires received in advance (which represents a non-cash liability that will be recognized as revenues after December 31, 2021 as the services are rendered). In considering going concern, management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections.

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Management anticipates that the Partnership’s primary sources of funds for at least twelve months from the date of this report will be available cash and cash from operations. Management believes that these anticipated sources of funds, as well as its ability to access the debt or equity capital markets if needed, will be sufficient for the Partnership to meet its liquidity needs and to comply with its banking covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, the Partnership may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that the Partnership will be able to obtain additional debt or equity financing on terms acceptable to the Partnership, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the LNG charter market, that are beyond the Partnership’s control.

On March 1, 2022, the Partnership’s board of directors authorized the consolidated financial statements for issuance and filing.

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

Accounting for (i) revenues and related operating expenses and (ii) voyage expenses and commissions

Revenues comprise revenues from time charters for the charter hire of the Partnership’s vessels earned during the period in accordance with existing contracts and gross pool revenues.

A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for any off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes cash received prior to the reporting date relating to services to be rendered after the reporting date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

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

Under a time charter arrangement the vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses, as well as broker’s commissions, are paid by the vessel owner, whereas the majority of voyage expenses such as bunkers, port expenses, agents’ fees and extra war risk insurance are paid by the charterer.

Management believes that mobilization of a vessel from a previous port of discharge to a subsequent port of loading does not result in a separate benefit for charterers and that the activity is thus incapable of being distinct. This activity is considered to be a required set-up activity to fulfill the contract. Consequently, positioning and repositioning fees and associated expenses are recognized over the period of each contract, and not at a certain point in time, in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers, to match the recognition of the respective hire revenues realized. All other voyage expenses and vessel operating costs are expensed as incurred, with the exception of commissions, which are also recognized on a pro-rata basis over the period of the time charter. Bunkers’ consumption included in voyage expenses represents mainly bunkers consumed during vessels’ unemployment and off-hire.

Net pool allocation

The Partnership because of its participation in the Cool Pool (until June 23, 2019) also received a net allocation from the pool, which was recognized separately in the consolidated statement of profit or loss under “Net Pool Allocation” and represented GasLog Partners’ share of the net revenues earned from the other pool participants’ vessels less the other participants’ share of the net revenues earned by GasLog Partners’ vessels included in the pool. Each participant’s share of the net pool revenues was based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

Financial income and costs

Interest income, interest expense, other borrowing costs and realized loss/gain on derivatives are recognized on an accrual basis.

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

Non-current assets held for sale

Non-current assets (such as vessels) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell. An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition. Non-current assets held for sale are presented separately from the other assets in the statement of financial position and are not depreciated or amortized while they are classified as held for sale.

Tangible fixed assets: Vessels

Vessels are stated at cost less accumulated depreciation and any accumulated impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition.

The cost of an LNG vessel is split into two components, a “vessel component” and a “dry-docking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the value of the vessels. Residual values are based on management’s estimation of the amount that the Partnership would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life.

The LNG vessels are required to undergo a dry-docking overhaul every five years that cannot be performed while the vessels are operating to restore their service potential and to meet their classification requirements. The dry-docking component is estimated at the time of a vessel’s delivery from the shipyard or acquisition from the previous owner and is measured based on the estimated cost of the first dry-docking, subsequent to its acquisition, based on the Partnership’s historical experience with similar types of vessels. For subsequent dry-dockings, actual costs are capitalized when incurred. The dry-docking component is depreciated over the period of five years in the case of new vessels, and until the next dry-docking for secondhand vessels (which is performed within five years from the vessel’s last dry-docking).

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

The LNG vessels are also required to undergo an underwater survey in lieu of dry-docking (“intermediate survey”) in order to meet certain classification requirements. The intermediate survey component is estimated after the first intermediate survey, which takes place between the first and the second dry-docking and is amortized over the period until the next dry-docking which is estimated to be two and a half years. The extent of the underwater inspection is to be sufficient to include all items which would normally be examined if the vessel was on dry-docking. If the intermediate survey reveals a damage or deterioration that requires further attention, the surveyor may require that the vessel be dry-docked earlier than scheduled in order to undertake a detailed survey and necessary repairs.

The expected useful lives are as follows:

Vessel
LNG vessel component	35 years
Dry-docking component	5 years
Intermediate survey component	the period until the next dry-docking (i.e. 1-3 years)

Management estimates the useful life of its vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

The useful lives and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the Partnership’s vessels. The residual value is also reviewed at each financial period end. If expectations differ from previous estimates, the changes are accounted for prospectively in profit or loss in the period of the change and future periods.

Management estimates the residual value of its vessels to be equal to the product of their lightweight tonnage (''LWT'') and an estimated scrap rate per LWT. Effective December 31, 2021, following management's annual reassessment, the estimated scrap rate per LWT was increased. This change in estimate is expected to decrease the future annual depreciation by $448. The estimated residual value of the vessels may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. The Partnership might revise the estimate of the residual values of the vessels in the future in response to changing market conditions.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

When vessels are sold, they are derecognized and any gain or loss resulting from their disposals is included in profit or loss. Gain or loss on disposal is determined by comparing proceeds from sale, net of costs attributable to such sale, with the carrying amount of the vessel sold.

Impairment of tangible fixed assets and right-of-use assets

All assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of profit or loss. The recoverable amount is the higher of an asset’s fair value less cost of disposal and “value in use”. The fair value less costs of disposal is the amount obtainable from the sale of an asset in an arm’s length transaction less the costs of disposal, while “value in use” is the expected value of all expectations about possible estimated future cash flows, discounted to their present value. Recoverable amounts are estimated for individual assets. Each vessel is considered to be a single cash-generating unit. The fair value less costs of disposal of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

Reimbursable capital expenditures

Costs eligible for capitalization that are contractually reimbursable by our charterers are recognized on a gross basis in the period incurred under “Vessels”. Concurrently, an equal amount is deferred as a liability and amortized to profit or loss as income over the remaining tenure of the charter party agreement.

Leases

Lease income from operating leases of vessels where the Partnership is a lessor is recognized in the statement of profit or loss on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature under “Tangible fixed assets”.

The Partnership is a lessee under a vessel sale and leaseback arrangement and also leases vessel communication equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Following the implementation of IFRS 16, a lease is recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Partnership. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities as lease liabilities. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect lease payment made. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in-substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate (if any), initially measured using the index or rate as at the commencement date, (c) amounts expected to be payable by the lessee under residual value guarantees (if any), (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Partnership’s incremental borrowing rate, which is the Partnership’s current average borrowing rate. Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, (c) any initial direct costs, and (d) restoration costs. The right-of-use asset is depreciated over its useful life or over the shorter of its useful life and the lease term if there is no reasonable certainty that the Partnership will obtain ownership at the end of the lease term. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value items comprise of low value vessel equipment.

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

Inventories

Inventories represent lubricants on board the vessel and, in the event of a vessel not being employed under a time charter, bunkers on board the vessel. Inventories are stated at the lower of cost calculated on a first-in, first-out basis, and net realizable value.

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

●	Cash and cash equivalents

Cash represents cash on hand and deposits with banks which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less at the time of purchase that are subject to an insignificant risk of change in value.

●	Short-term investments

Short-term investments represent short-term, highly liquid time deposits placed with financial institutions which are readily convertible into known amounts of cash with original maturities of more than three months but less than 12 months at the time of purchase that are subject to an insignificant risk of change in value.

●	Trade receivables

Trade receivables are carried at the amount expected to be received from the third party to settle the obligation. At each reporting date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. Trade receivables are recognized initially at their transaction price and subsequently measured at amortized cost using the effective interest method. Trade receivables are written off when there is no reasonable expectation of recovery. See Note 5 for further information about the Partnership’s accounting for trade receivables.

The simplified approach is applied to trade and other receivables and the Partnership recognizes lifetime expected credit losses (“ECLs”) on the trade receivables. Under the simplified approach, the loss allowance is always equal to ECLs.

●	Borrowings

Borrowings are measured at amortized cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized in the statement of profit or loss over the term of the borrowings.

●	Derivative financial instruments

Derivative financial instruments, such as interest rate swaps or forward foreign exchange contracts, are used to economically hedge the Partnership’s exposure to interest rate or foreign exchange rate risks. Derivative financial instruments are initially recognized at fair value and are subsequently remeasured to their fair value at each reporting date. The resulting changes in fair value are recognized in profit or loss immediately, unless the derivative is designated and effective as a hedging instrument, in which case the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Derivatives are presented as assets when their valuation is favorable to the Partnership and as liabilities when unfavorable to the Partnership.

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

Segment information

Each vessel-owning company owns one LNG carrier which is operated under a time charter with similar operating and economic characteristics. Consequently, the information provided to the Chief Executive Officer (the Partnership’s chief operating decision maker) to review the Partnership’s operating results and allocate resources is on a consolidated basis for a single reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Employee benefits

●	Short-term employee benefits

Liabilities for wages and salaries that are expected to be settled wholly within 12 months after the end of the annual reporting period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current liabilities in the consolidated statement of financial position.

●	Long-term employee benefits

Long-term employee benefits are employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service that gives rise to the benefit. These obligations are classified as Long-term liabilities and are measured as the present value of expected future payments to be made with any unwinding in the discount reflected in the consolidated statement of profit or loss.

●	Share-based compensation

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

If a grant of equity instruments is cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied) (a) the Partnership shall account for the cancellation or settlement as an acceleration of vesting, and shall therefore recognize immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period and (b) any payment made to the employee on the cancellation or settlement of the grant shall be accounted for as the repurchase of an equity interest, i.e. as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instruments granted, measured at the repurchase date. Any such excess shall be recognized as an expense.

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

Classification of the Partnership interests: The interests in the Partnership comprise common units, preference units and a general partner interest. Under the terms of the Partnership Agreement, the Partnership is required to distribute 100% of available cash (as defined in the Partnership Agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

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

Key sources of estimation uncertainty are as follows:

Impairment of vessels: The Partnership evaluates the carrying amounts of each of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any. The total carrying amount of the Partnership’s vessels as of December 31, 2021, was $1,884,494 (December 31, 2020: $2,203,899). Recoverable amount is the higher of fair value less costs to sell and value in use. The Partnership’s estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind.

In assessing the fair value less cost to sell of the vessel, the Partnership obtains charter-free market values for its vessels from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by the Partnership’s lenders for determining compliance with the relevant covenants in the Partnership’s credit facilities. Vessel values can be highly volatile, so the charter-free market values may not be indicative of the current or future market value of the Partnership’s vessels, or prices that could be achieved if it were to sell them.

As of December 31, 2021, a number of negative indicators such as differences between the charter-free market values of the Partnership’s Steam vessels, as estimated by ship brokers, and their respective carrying amounts, combined with reduced expectations of the rates at which the Partnership could expect to secure term employment for the remaining economic lives of the Steam vessels and significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet, influenced management’s strategic decisions and prompted the Partnership to conclude that events and circumstances triggered the existence of potential impairment of Steam vessels, with no impairment indicators identified with respect to the owned and bareboat TFDE fleet as of December 31, 2021.

The Partnership performed an impairment assessment for the Steam vessels by comparing each vessel’s value in use applying the “expected cash flow” approach, i.e. using all expectations about possible cash flows, instead of the single most likely cash flow known as the “traditional approach”. The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for the Partnership’s Steam vessels. As of December 31, 2021, the Partnership’s management established its expectations for recovering each Steam vessel’s carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) post expiry of its charter party agreement currently in effect. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management’s established strategic goals and tactical objectives with respect to vessels’ operation and residual value risk management. In both scenarios, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates. The assumptions that the Partnership used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including vessel management costs), residual values, fair values less costs to sell and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimates of long-term charter rates for non-contracted revenue days and the discount rate.

Revenue assumptions were based on contracted time charter rates up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet’s historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2021, (iii) historical average time charter rates, based on publications by independent third party maritime research services (“maritime research publications”), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) management’s internal assessment of long-term charter rates achievable by each class of vessel.

More specifically, for vessels whose charters expire within the next twelve months, the estimated charter rates and utilization for the first year from the assessment date were based on the approved annual budget for the respective year, which was formed based on the anticipated market conditions for that period and the latest available maritime research publications from ship brokers for short-term (less than 12 months) employment of a vessel operating in the spot market on less than one-year time charter contracts.

For non-contracted periods starting on the second year for already expired charters or upon the expiration of the firm charter period of a vessel through the end of each vessel’s useful life, the estimated average time charter rates for Steam vessels were based on analysis of future supply and demand for LNG, internally estimated and market-derived costs of building and financing newbuild LNG vessels, the technical characteristics of each vessel and an assessment of the appropriate discount for Steam vessels’ charter rates compared to modern newbuild LNG carriers, which is driven largely by unit freight cost differentials and utilization of such vessels. The Partnership also considered estimated future time charter rates taking into account the significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet and the anticipated developments in terms of environmental regulations.

Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Partnership’s control, management believes that the use of the revenue estimates discussed above to be reasonable as of the reporting date. The Partnership has assumed no inflation or any other revenue escalation or growth factors in determining forecasted time charter rates beyond the contracted charter period through the end of a vessel’s useful life, consistent with long-run historical evidence and industry expectations.

The Partnership used an annual operating expenses escalation factor equal to 1% based on its historical data and experience, as well as its expectations of future inflation on operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for the Partnership's depreciation policy. All estimates used and assumptions made were in accordance with the Partnership’s internal budgets and historical experience of the shipping industry.

In the Partnership’s impairment assessment as of December 31, 2021, the rate used to discount future estimated cash flows to their present values was 7.5% (6.4% as of December 31, 2020). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties, as applicable to each probable outcome.

The recoverable amounts (values in use) for all five Steam vessels calculated as per above were lower than the respective carrying amounts of those vessels and, consequently, an impairment loss of $103,977 was recognized in the year ended December 31, 2021 (Note 3).

In connection with the impairment testing of our vessels as of December 31, 2021, we performed a sensitivity analysis on the most difficult, subjective, or complex assumptions that have the potential to affect the outcome of the impairment assessment, which are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days and the discount rate used, in particular for the Steam vessels (Note 3). It is reasonably possible that changes to these assumptions within the next financial year could require a material adjustment of the carrying amount of the Partnership’s Steam vessels.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current year:

In August 2020, the IASB issued the Phase 2 amendments to IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures, IFRS 4 and IFRS 16 in connection with the Phase 2 of the interest rate benchmark reform. The amendments address the issues arising from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The amendments are effective for annual periods beginning on or after January 1, 2021 and did not have a material impact on the Partnership's consolidated financial statements.

All other IFRS standards and amendments that became effective in the current year are not relevant to the Partnership or are not material with respect to the Partnership’s financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2024 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Partnership’s financial statements.

In February 2021, the IASB amended IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and help the users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. The amendments will be effective for annual periods beginning on or after January 1, 2023. Management anticipates that these amendments will not have a material impact on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Partnership’s financial statements.

3. Tangible fixed assets

The movements in tangible fixed assets (i.e. vessels and their associated depot spares) are reported in the following table:

			Total
		Other tangible	tangible fixed
Cost	Vessels	assets	assets
As of January 1, 2020	2,859,172	—	2,859,172
Additions	23,899	2,719	26,618
Fully amortized dry-docking component	(9,242)	—	(9,242)
As of December 31, 2020	2,873,829	2,719	2,876,548
Additions	12,073	1,370	13,443
Disposals	(190,295)	—	(190,295)
Fully amortized dry-docking component	(14,512)	—	(14,512)
As of December 31, 2021	2,681,095	4,089	2,685,184
Accumulated depreciation
As of January 1, 2020	572,742	—	572,742
Depreciation expense	82,507	—	82,507
Impairment loss on vessels	23,923	—	23,923
Fully amortized dry-docking component	(9,242)	—	(9,242)
As of December 31, 2020	669,930	—	669,930
Depreciation expense	81,937	—	81,937
Disposals	(44,731)	—	(44,731)
Impairment loss on vessels	103,977	—	103,977
Fully amortized dry-docking component	(14,512)	—	(14,512)
As of December 31, 2021	796,601	—	796,601
Net book value
As of December 31, 2020	2,203,899	2,719	2,206,618
As of December 31, 2021	1,884,494	4,089	1,888,583

All vessels have been pledged as collateral under the terms of the Partnership’s credit facilities (Note 7).

On October 26, 2021, GAS-three Ltd. completed the sale and leaseback of the GasLog Shanghai with CDBL (Note 4). During the year ended December 31, 2021, a loss of $630 arising from the sale and leaseback transaction was recorded in profit or loss.

As of December 31, 2021, a number of negative indicators such as differences between the charter-free market values of the Partnership’s Steam vessels, as estimated by ship brokers, and their respective carrying amounts, combined with reduced expectations of the rates at which the Partnership could expect to secure term employment for the remaining economic lives of the Steam vessels and significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet, influenced management’s strategic decisions and prompted the Partnership to conclude that events and circumstances triggered the existence of potential impairment of its Steam vessels in accordance with its accounting policy (Note 2), with no impairment indicators identified with respect to the owned and bareboat TFDE fleet as of December 31, 2021. The recoverable amounts (values in use) for the five Steam vessels owned by the Partnership (in the table below) were lower than the respective carrying amounts of these vessels and, consequently, an aggregate impairment loss of $103,977 was recognized in profit or loss in the year ended December 31, 2021.

	As of and for the year ended December 31, 2021
Vessel	Impairment loss on vessels	Recoverable amount
Methane Rita Andrea	(23,234)	67,697
Methane Jane Elizabeth	(22,573)	70,149
Methane Alison Victoria	(20,118)	71,587
Methane Shirley Elisabeth	(16,869)	69,069
Methane Heather Sally	(21,183)	75,964
Total	(103,977)	354,466

As of December 31, 2021, the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the Steam vessels are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the “re-chartering rate”) and the discount rate used. The average long-term re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $35 per day ($40 per day as of December 31, 2020). Increasing/decreasing the average re-chartering rate used by $5 per day would decrease/increase the impairment loss by $41,645. The discount rate used for the Steam vessels was 7.5% (6.4% as of December 31, 2020). Increasing/decreasing the discount rate by 0.5% would increase/(decrease) the impairment loss by $8,177/ ($8,719), respectively.

4. Leases

The movements in right-of use assets are reported in the following table:

		Vessels’
Right-of-Use Assets	Vessel	Equipment	Total
As of January 1, 2020	—	1,033	1,033
Additions, net	—	34	34
Depreciation expense	—	(551)	(551)
As of December 31, 2020	—	516	516
Additions, net	84,761	275	85,036
Depreciation expense	(3,110)	(446)	(3,556)
As of December 31, 2021	81,651	345	81,996

On October 26, 2021, GasLog Partners completed the sale and leaseback of the GasLog Shanghai with a wholly-owned subsidiary of CDBL. CDBL has the right to sell the vessel to third parties. The vessel was sold to CDBL for net proceeds of $117,569. GasLog leased back the vessel under bareboat charter from CDBL for a period of five years with no repurchase option or obligation. This sale and leaseback met the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $84,761 and a corresponding lease liability of $57,396.

An analysis of the lease liabilities is as follows:

	Lease Liabilities
	2020	2021
As of January 1,	886	444
Additions, net	34	57,671
Lease expense (Note 13)	33	333
Payments	(509)	(2,550)
As of December 31,	444	55,898
Lease liabilities—current portion	332	10,342
Lease liabilities—non-current portion	112	45,556
Total	444	55,898

5. Trade and Other Receivables

Trade and other receivables consisted of the following:

	As of
	December 31,
	2020	2021
Due from charterers	5,070	577
VAT receivable	48	33
Accrued income	4,010	5,120
Insurance claims	3,584	2,853
Other receivables	3,553	2,573
Total	16,265	11,156

Accrued income represents net revenues receivable from charterers, which have not yet been invoiced; all other amounts not yet invoiced are included under Other receivables.

6. Partners’ Equity

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

Under the Partnership’s “at-the-market” common equity offering programme (the “ATM Programme”) established in 2017, the Partnership entered into a Third Amended and Restated Equity Distribution Agreement on February 26, 2019, to further increase the size of the ATM Programme from $144,040 to $250,000.

On April 1, 2019, GasLog Partners issued 49,850 common units in connection with the vesting of 24,925 Restricted Common Units (“RCUs”) and 24,925 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”).

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

With respect to the aforementioned transactions during the year ended December 31, 2019, the Partnership also issued 93,804 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,996.

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

On April 3, 2020, GasLog Partners issued 46,843 common units in connection with the vesting of 25,551 RCUs and 21,292 PCUs under its 2015 Plan. On June 30, 2020, GasLog Partners issued an additional 21,589 common units in connection with the vesting of 11,776 RCUs and 9,813 PCUs under its 2015 Plan.

On July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the first tranche of its Class B units issued upon the elimination of IDRs in June 2019. Finally, on September 25, 2020, GasLog Partners issued 365,700 common units in connection with the vesting of 182,850 RCUs and 182,850 PCUs under its 2015 Plan.

On March 31, 2021, the Partnership entered into a Fourth Amended and Restated Equity Distribution Agreement to renew the ATM Programme. Under the ATM Programme, in the year ended December 31, 2021, GasLog Partners issued and received payment for 3,195,401 common units at a weighted average price of $3.19 per common unit for total net proceeds, after deducting fees and other expenses, of $9,634. As of December 31, 2021, the unutilized portion of the ATM Programme was $116,351.

On April 6, 2021, GasLog Partners issued 8,976 common units in connection with the vesting of 5,984 RCUs and 2,992 PCUs under its 2015 Plan.

In connection with the aforementioned transactions during this year ended December 31, 2021, the Partnership also issued 56,158 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $205.

On July 1, 2021, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the second tranche of its Class B units issued upon the elimination of IDRs in June 2019.

Finally, under the Partnership’s preference unit repurchase programme established in March 2021 and covering the period March 11, 2021 to March 31, 2023, GasLog Partners repurchased and cancelled a total of 464,429 Series B Preference Units and 269,549 Series C Preference Units at a weighted average price of $25.00 per preference unit for both Series. The aggregate amount paid during the period for repurchases of preference units was $18,388, including commissions.

As of December 31, 2021, the Partnership’s capital consisted of 51,137,201 outstanding common units, 1,077,494 outstanding general partner units, 1,660,000 Class B units and 13,616,022 Preference Units (5,750,000 Series A Preference Units, 4,135,571 Series B Preference Units and 3,730,451 Series C Preference Units).

Cash distributions

The Partnership’s cash distributions for the years ended December 31, 2019, 2020 and 2021 are presented in the following table:

	Type of	Distribution	Payment	Amount
Declaration date	units	per unit	date	paid
January 29, 2019	Common	$0.55	February 13, 2019	26,929
February 22, 2019	Preference (Series A, B,C)	$0.5390625, $0.5125, $0.7083	March 15, 2019	8,290
April 24, 2019	Common	$0.55	May 10, 2019	26,911
May 10, 2019	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 17, 2019	7,582
July 24, 2019	Common	$0.55	August 9, 2019	26,640
July 24, 2019	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 16, 2019	7,582
October 29, 2019	Common	$0.55	November 13, 2019	26,437
November 14, 2019	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	December 16, 2019	7,582
Total				$137,953
February 5, 2020	Common	$0.561	February 21, 2020	26,754
February 5, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 16, 2020	7,582
May 6, 2020	Common	$0.125	May 21, 2020	5,967
May 14, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 15, 2020	7,582
August 4, 2020	Common	$0.125	August 20, 2020	6,022
August 4, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 15, 2020	7,582
November 9, 2020	Common	$0.01	November 25, 2020	485
November 9, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	December 15, 2020	7,582
Total				$69,556
January 27, 2021	Common	$0.01	February 11, 2021	485
February 19, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2021	7,582
April 28, 2021	Common	$0.01	May 13, 2021	485
May 13, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 14, 2021	7,582
July 26, 2021	Common	$0.01	August 12, 2021	522
July 26, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 13, 2021	7,412
October 26, 2021	Common	$0.01	November 12, 2021	522
November 16, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	December 14, 2021	7,287
Total				$31,877

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require the approval of a majority of the outstanding common units voting as a single class.

In voting their common units the general partner and its affiliates will have no fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interests of the Partnership or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve the Partnership’s ability to claim an exemption from U.S. federal income tax under Section 883 of the United States Internal Revenue Code of 1986, if at any time any person or group owns beneficially more than 4.9% of any class or series of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes under the Partnership Agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. The general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This loss of voting rights does not apply to the preference units.

The Partnership holds a meeting of the limited partners every year to elect one or more members of the board of directors and to vote on any other matters that are properly brought before the meeting. The general partner retains the right to appoint three out of the five directors.

Preference unitholders generally have no voting rights. However, the consent of at least two thirds of the outstanding preference units, voting as a single class, is required prior to any amendment to the Partnership Agreement that would have a material adverse effect on the existing terms of the preference units, the issuance of securities that rank pari passu to the preference units if distributions are in arrears, or the issuance of securities that rank senior to the preference units. In addition, preference unitholders become entitled to elect one director to the Partnership’s board of directors if and whenever distributions payable are in arrears for six or more quarterly periods, whether or not consecutive. In such a case, the general partner will also be entitled to appoint one additional director to the board of directors.

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

Following the IDR elimination, 98% of the available cash is distributed to the common unitholders and 2% is distributed to the general partner. The updated earnings allocation has been applied to the Partnership’s earnings for the three months ended June 30, 2019 and onwards (Note 20).

Class B units

The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. After the conversion of the first and second tranches of 415,000 Class B units to common units on July 1, 2020 and 2021, the remaining 1,660,000 Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option on July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-3 units, Class B-4 units, Class B-5 units and Class B-6 units, respectively.

Preference Units

From and including the original issue date to, but excluding, June 15, 2027, distributions on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the ‘‘Series A Preference Units’’) will accrue at 8.625% per annum per $25.00 of liquidation preference per unit. From and including June 15, 2027, the distribution rate will be a floating rate equal to the three-month USD London Interbank Offered Rate (“LIBOR”)* plus a spread of 6.31% per annum per $25.00 of liquidation preference per unit of Series A Preference Units.

From and including the original issue date to, but excluding, March 15, 2023, distributions on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) will accrue at 8.200% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2023, the distribution rate will be a floating rate equal to three-month LIBOR* plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit of Series B Preference Units.

From and including the original issue date to, but excluding, March 15, 2024, the distribution rate for the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”, and together with the Series A Preference Units and Series B Preference Units, the “Preference Units”) will accrue at 8.500% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2024, the distribution rate will be a floating rate equal to the three-month LIBOR* plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit of Series C Preference Units.

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

7. Borrowings

Borrowings as of December 31, 2020 and 2021 consisted of the following:

	As of December 31,
	2020	2021
Amounts due within one year	109,673	103,493
Less: unamortized deferred loan issuance costs	(4,765)	(4,186)
Borrowings—current portion	104,908	99,307
Amounts due after one year	1,195,241	996,242
Less: unamortized deferred loan issuance costs	(14,606)	(9,791)
Borrowings—non-current portion	1,180,635	986,451
Total	1,285,543	1,085,758

Terminated Facilities:

(a)	Citibank N.A., London Branch, Nordea Bank Finland PLC London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas facility

On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd, GasLog Partners LP and GasLog Partners Holdings LLC entered into a loan agreement with Citibank N.A., London Branch, acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the “Terminated Partnership Facility”) for the purpose of refinancing in full the existing debt facilities. The agreement provided for a single tranche that was drawn on November 18, 2014. The credit facility bore interest at LIBOR plus a margin. On March 6, 2019, the Partnership prepaid an amount of $354,375 for the aggregate outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., which would have been due in November 2019. On March 7, 2019, the facility was terminated and the respective unamortized loan fees of $988 were written-off to profit or loss.

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

On April 5, 2016, $323,162 and $149,792 under the senior and junior tranche, respectively, of the Five Vessel Refinancing were drawn to refinance $535,500 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. The balance outstanding for the entities owned by the Partnership as of December 31, 2019 was $240,422 under the senior tranche. Amounts drawn bore interest at LIBOR plus a margin. The balance under the junior tranche was prepaid by the Partnership on April 5, 2017 and January 5, 2018, in amounts of $120,042 and $29,750, respectively, with the junior tranche subsequently cancelled. The senior tranche was terminated on July 16, 2020, with the subsequent prepayment of the remaining outstanding amount of $221,553 and the respective unamortized loan fees of $977 written-off to profit or loss.

(c)	Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, Skandinaviska Enskilda Banken AB (publ), HSBC Bank Plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. facility

On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1,050,000 (the “Legacy Facility Refinancing”) with a number of international banks, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing were the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea. Citigroup Global Market Limited, Credit Suisse AG and Nordea Bank AB were mandated lead arrangers to the transaction. The other banks in the syndicate were: Skandinaviska Enskilda Banken AB (publ), HSBC Bank Plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. Nordea Bank AB, London Branch was the agent and security agent for the transaction. The Legacy Facility Refinancing was comprised of a five-year term loan facility of up to $950,000 and a revolving credit facility of up to $100,000.

Following the acquisitions of GAS-seven Ltd. and GAS-eight Ltd., the Partnership assumed $122,292 and $124,141 of indebtedness drawn on July 25, 2016 under the term loan facility to refinance the existing indebtedness of $124,000 and $127,080 for GAS-seven Ltd. and GAS-eight Ltd., respectively. Amounts drawn bore interest at LIBOR plus a margin. On November 13, 2018, $25,940 was drawn under the revolving credit facility, which was repaid on December 12, 2018. The balance outstanding for the entities owned by the Partnership as of December 31, 2019 was $201,037. On March 18, 2020, $25,940 was drawn under the revolving credit facility. Finally, the facility was terminated on July 16, 2020, with the subsequent prepayment of the remaining outstanding amount of $211,846 and the respective unamortized loan fees of $941 written-off to profit or loss.

Existing Facilities:

(a)	GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd. and GAS-fourteen Ltd. facility

Following the acquisitions of GAS-eleven Ltd. on May 3, 2017, GAS-thirteen Ltd. on July 3, 2017, GAS-fourteen Ltd. on April 26, 2018 and GAS-twelve Ltd. on April 1, 2019, the Partnership assumed $151,423, $155,005, $143,622 and $134,107 of outstanding indebtedness of the acquired entities, respectively, under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility (the “Assumed October 2015 Facility”).

The loan agreements with GAS-eleven Ltd. and GAS-twelve Ltd., with respect to the GasLog Greece and the GasLog Glasgow, respectively, provided for four tranches of $51,257, $25,615, $24,991 and $61,104, while the loan agreements with GAS-thirteen Ltd. and GAS-fourteen Ltd., with respect to the GasLog Geneva and the GasLog Gibraltar, respectively, each provided for four tranches of $50,544, $25,258, $24,643 and $60,252. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar, respectively, according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016 and on June 24, 2016, $162,967 was drawn down on each date to partially finance the delivery of the GasLog Greece and the GasLog Glasgow, respectively, while on September 26, 2016 and on October 25, 2016, $160,697 was drawn down on each date to partially finance the deliveries of the GasLog Geneva and the GasLog Gibraltar, respectively. The aggregate balance outstanding for the entities owned by the Partnership as of December 31, 2021 is $406,516 (December 31, 2020: $452,369). Amounts drawn under each applicable tranche bear interest at LIBOR plus a margin.

(b)	2019 GasLog Partners Facility

On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea Bank Abp, filial i Norge and Iyo Bank Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility of up to $450,000 (the “2019 GasLog Partners Facility”). Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 GasLog Partners Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75.0% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7,357, with a final balloon amount of up to $302,860, together with the last quarterly reduction in February 2024. The credit facility bears interest at LIBOR plus a margin. On March 6, 2019, the Partnership drew down $360,000 under the 2019 GasLog Partners Facility, out of which $354,375 was used to prepay the outstanding debt under the Terminated Partnership Facility, which would have been due in November 2019. On April 1, 2019, the Partnership drew down an additional $75,000 under the 2019 GasLog Partners Facility.

On October 26, 2021, the outstanding indebtedness of GAS-three Ltd., in the amount of $97,050 was prepaid pursuant to the sale and leaseback agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 4). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $604 were written-off to profit or loss. The aggregate balance outstanding as of December 31, 2021 is $273,568 (December 31, 2020: $398,501), with no amount available to be redrawn as of December 31, 2021 (December 31, 2020: nil).

(c)	BNP Paribas, Credit Suisse AG and Alpha Bank S.A.

On July 16, 2020, GasLog Partners entered into a credit agreement of $260,331 (the “GasLog Partners $260.3M Facility”) with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,597 beginning in January 2021, with a final balloon amount of $174,361 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin. The relevant amount of $260,331 was drawn on July 21, 2020, out of which $258,532 was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. The balance outstanding under the facility as of December 31, 2021 is $243,137 (December 31, 2020: $260,331).

(d)	DNB Bank ASA, London Branch, and ING Bank N.V., London Branch

On July 16, 2020, GasLog Partners entered into a credit agreement of $193,713 (the “GasLog Partners $193.7M Facility”) with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,599 beginning in January 2021, with a final balloon amount of $107,723 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of LIBOR plus a margin. An amount of $193,713 was drawn down on July 21, 2020, out of which $174,867 was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. The balance outstanding under the facility as of December 31, 2021 is $176,514 (December 31, 2020: $193,713).

Securities Covenants and Guarantees

The obligations under the credit agreements are secured as follows:

(i)	first priority mortgages over the ships owned by the respective borrowers;

(ii)	in the case of the 2019 GasLog Partners Facility, the GasLog Partners $260.3M Facility and the GasLog Partners $193.7M Facility guarantees from the Partnership and the Partnership’s subsidiary GasLog Partners Holdings LLC, and in the case of the Assumed October 2015 Facility, guarantees from the Partnership and GasLog Partners Holdings LLC up to the value of the commitments relating to the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar and guarantees from GasLog and GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels;
(iii)	a pledge or a negative pledge of the share capital of the respective borrower; and
(iv)	a first priority assignment of all earnings and insurance related to the ships owned by the respective borrower.

Certain of the credit facilities also impose certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership’s and GasLog’s ability to make any substantial change in the nature of the Partnership’s or GasLog’s business or to change the corporate structure without approval from lenders.

The credit facilities contain customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the credit facilities contain covenants requiring the Partnership and certain of the Partnership’s subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% of the then outstanding amount under the applicable facility (130.0% of the aggregate outstanding principal balance plus any hedging exposure for the GasLog Partners $193.7M Facility). If the Partnership fails to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require the Partnership to make prepayments or provide additional collateral sufficient to bring the Partnership into compliance with such covenants, and if we fail to do so the lenders could accelerate the indebtedness.

The credit facilities impose certain operating and financial restrictions on the Partnership and GasLog. These restrictions generally limit the Partnership’s and GasLog’s collective subsidiaries’ ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, the Partnership, GasLog or any of their affiliates, (c) sell or otherwise dispose of assets, including ships, (d) engage in merger transactions, (e) terminate any charter, (f) change the manager of ships, or (g) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business. In addition, under each facility, the respective vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 per entity ($5,500 for GAS-twenty Ltd.) and were in compliance as of December 31, 2021.

The Partnership, as corporate guarantor is also subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

(i)	the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45,000;
(ii)	total indebtedness divided by total assets must be less than 65.0%;
(iii)	the Partnership is permitted to declare or pay any distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such distributions.

The Assumed October 2015 Facility also imposes specified financial covenants that apply to GasLog and its subsidiaries on a consolidated basis:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;
(ii)	total indebtedness divided by total assets must not exceed 75.0%;
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
(iv)	the aggregate amount of cash and cash equivalents and short-term investments must be not less than $75,000; and
(v)	GasLog’s market value adjusted net worth must at all times be not less than $350,000.

The second set of covenants could also be applicable to GasLog and its subsidiaries on a consolidated basis under the GasLog Partners $193.7M Facility in the event of a reverse drop-down of a vessel from the Partnership to GasLog.

In connection with the de-listing of GasLog’s common shares from the New York Stock Exchange completed in June 2021, supplemental agreements have been signed with certain of the Partnership’s lenders with respect to clauses relating to GasLog. All costs relating to such amendments have been covered by GasLog directly.

Compliance with financial covenants is required to be reported to the Partnership’s lenders on a semi-annual basis. GasLog Partners and GasLog were in compliance with all financial covenants as of December 31, 2021.

Loan From Related Parties:

On April 3, 2017, GasLog Partners entered into an unsecured five-year term loan of $45,000 and a five-year revolving credit facility of $30,000 with GasLog (together, the “Sponsor Credit Facility”). The term loan facility was terminated on March 23, 2018. The revolving credit facility provides for an availability period of five years and accrues interest at a rate of 9.125% per annum with an annual 1.0% commitment fee on the undrawn balance.

On November 14, 2019, the Partnership drew down $10,000 under the revolving credit facility, which was subsequently repaid on December 31, 2019. As of December 31, 2021, the outstanding balance of the Sponsor Credit Facility is nil.

The Sponsor Credit Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the Sponsor Credit Facility covenants require that at all times GasLog must continue to control, directly or indirectly, the affairs or composition of the Partnership’s board of directors and any amendment to our Partnership Agreement, in the reasonable opinion of the lender, must not be adverse to its interests in connection with the Sponsor Credit Facility.

Borrowings Repayment Schedule

The maturity table below reflects the principal repayments of the borrowings outstanding as of December 31, 2021 based on their repayment schedules:

As of
December 31,
2021
Not later than one year	103,493
Later than one year and not later than three years	410,810
Later than three years and not later than five years	526,485
Later than five years	58,947
Total	1,099,735

The weighted average interest rate for the abovementioned credit facilities in the year ended December 31, 2021 is 2.4% (December 31, 2020: 3.1%).

As the bank facilities bear interest at variable interest rates, their aggregate fair value as of December 31, 2021 is equal to the principal amount outstanding of $1,099,735.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of
	December 31,
	2020	2021
Unearned revenue	25,828	28,325
Accrued off-hire	1,802	1,768
Accrued purchases	4,187	3,273
Accrued interest	10,855	9,180
Other accruals	8,007	7,625
Total	50,679	50,171

The unearned revenue of $28,325 represents monthly charter hires received in advance as of December 31, 2021 relating to January 2022 (December 31, 2020: $25,828).

9. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the year ended
	December 31,
	2019	2020	2021
Revenues from long-term time charters	312,978	243,288	177,275
Revenues from spot time charters	60,715	90,374	148,867
Revenues from the Cool Pool	4,994	—	—
Total	378,687	333,662	326,142

The Partnership defines long-term time charters as charter party agreements with an initial duration of more than five years (excluding any optional periods), while all charter party agreements of an initial duration of less than (or equal to) five years (excluding any optional periods) are classified as spot time charters.

Revenues from the Cool Pool relate only to the pool revenues received from a GasLog Partners vessel operating in the Cool Pool and do not include the Net pool allocation to GasLog Partners of a gain of $1,058 for the year ended December 31, 2019. On June 23, 2019, the GasLog Shanghai exited the pool following a termination agreement dated June 6, 2019 that GasLog entered into with the Cool Pool and Golar in order to assume commercial control of GasLog’s and GasLog Partners’ vessels operating in the spot market.

10. Voyage Expenses and Commissions

An analysis of voyage expenses and commissions is as follows:

	For the year ended
	December 31,
	2019	2020	2021
Brokers’ commissions on revenues	4,258	3,393	3,441
Bunkers’ consumption and other voyage expenses	3,050	7,050	3,422
Total	7,308	10,443	6,863

Bunkers’ consumption represents mainly bunkers consumed during periods when a vessel is not employed under a charter or off-hire periods (including bunkers consumed during dry-docking).

11. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended
	December 31,
	2019	2020	2021
Administrative services fees (Note 14)	8,963	7,838	4,708
Commercial management fees (Note 14)	5,400	5,400	5,400
Share-based compensation (Note 21)	1,158	1,908	378
Other expenses	3,880	3,814	2,876
Total	19,401	18,960	13,362

12. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the year ended
	December 31,
	2019	2020	2021
Crew costs	36,944	36,881	38,768
Technical maintenance expenses	20,987	21,295	19,342
Other operating expenses	18,811	16,622	17,223
Total	76,742	74,798	75,333

13. Net Financial Income and Costs

An analysis of financial income and financial costs is as follows:

	For the year ended
	December 31,
	2019	2020	2021
Financial income
Financial income	1,887	295	43
Total financial income	1,887	295	43
Financial costs
Amortization and write-off of deferred loan issuance costs	6,806	7,434	5,394
Interest expense on loans	63,912	42,459	30,114
Lease expense	56	33	333
Commitment fees	729	359	304
Other financial costs including bank commissions	495	702	1,152
Total financial costs	71,998	50,987	37,297

In the year ended December 31, 2021, an amount of $604 representing the write-off of the unamortized deferred loan issuance costs in connection with the termination of the GAS-three Ltd. advance of 2019 GasLog Partners Facility (Note 7) was included in Amortization and write-off of deferred loan issuance costs (December 31, 2020: $1,918 in connection with the termination of the Five Vessel Refinancing and the Legacy Facility Refinancing, December 31, 2019: $988 in connection with the termination of the Terminated Partnership Facility).

14. Related Party Transactions

The Partnership has the following balances with related parties which are included in the consolidated statements of financial position:

	As of
	December 31,
	2020	2021
Amounts due to related parties
Due to GasLog LNG Services(a)	7,361	131
Due to GasLog (b)	164	821
Total	7,525	952
(a)	The balances represent mainly payments made by GasLog LNG Services on behalf of the Partnership.
(b)	The balances represent payments made by GasLog on behalf of the Partnership.

The details of the credit facility with GasLog are disclosed in Note 7.

In the year ended December 31, 2021, the Partnership acquired vessel depot spares from GasLog for an amount of $1,370 ($2,719 in the year ended December 31, 2020) (Note 3).

The Partnership had the following transactions with related parties for the years ended December 31, 2019, 2020 and 2021:

Company	Details	Account	2019	2020	2021
GasLog/ GasLog LNG Services	Commercial management fee(i)	General and administrative expenses	5,400	5,400	5,400
GasLog	Administrative services fee(ii)	General and administrative expenses	8,963	7,838	4,708
GasLog LNG Services	Management fees (iii)	Vessel operating costs	7,728	7,728	7,728
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	65	40	30
GasLog	Interest expense under Sponsor Credit Facility (Note 7)	Financial costs	119	—	—
GasLog	Commitment fee under Sponsor Credit Facility (Note 7)	Financial costs	291	305	304
GasLog	Realized (gain)/loss on interest rate swaps held for trading (Note 18)	(Loss)/gain on derivatives	(2,358)	4,347	4,586
GasLog	Realized loss on forward foreign exchange contracts held for trading (Note 18)	(Loss)/gain on derivatives	1,295	61	—
Cool Pool	Adjustment for net pool allocation (iv)	Net pool allocation	(1,058)	—	—
(i)	Commercial Management Agreements

The vessel-owning subsidiaries of GasLog Partners have entered into commercial management agreements with GasLog (collectively, the “Commercial Management Agreements”), pursuant to which GasLog provided certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the agreements is $360 for each vessel payable quarterly in advance in lump sum amounts. With effect from January 1, 2022, the annual commercial management fee will change from a fixed annual amount to a fixed commission of 1.25% on gross charter revenues of each vessel, which will continue to be payable monthly in advance.

Effective July 21, 2020, October 1, 2020 and November 1, 2020, the commercial management agreements between the vessel-owning entities and GasLog were novated to GasLog LNG Services as the provider of commercial management services.

(ii)	Administrative Services Agreement

The Partnership has entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. For the years ended December 31, 2019, 2020 and 2021, the annual service fee was $608, $523 and $314 per vessel per year, respectively. With effect from January 1, 2022, the service fee was changed to $579 per vessel per year.

(iii)	Ship Management Agreements

Each of the vessel owning subsidiaries of GasLog Partners has entered into a ship management agreement and subsequent amendments (collectively, the “Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Ship Management Agreement continues indefinitely until terminated by either party. With effect from January 1, 2022, the management fee was reduced to $37.5 per vessel per month.

(iv)	In the period from May 2018 until June 2019, the Partnership, through the GasLog Shanghai, participated in the Cool Pool to market their vessels operating in the LNG shipping spot market.
(v)	In the year ended December 31, 2020, Ceres Shipping Enterprises S.A., an entity controlled by the Livanos family, received a fee of $400 from the Partnership for consultancy services provided in relation to the Partnership’s debt re-financings completed in July 2020. This amount is classified under Deferred loan issuance costs (i.e. contra debt) and will be amortized over the duration of the respective facilities.
(vi)	Omnibus Agreement

The Partnership has entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The omnibus agreement governs among other things (i) when and the extent to which the Partnership and GasLog may compete against each other, (ii) the time and the value at which the Partnership may exercise the right to purchase certain offered vessels by GasLog, (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog’s provisions of certain indemnities to the Partnership. On March 7, 2019, the Partnership exercised the option to acquire the GasLog Glasgow.

15. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a lease (Note 4) as of December 31, 2021, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

As of
December 31,
Period	2021
Not later than one year	197,195
Later than one year and not later than two years	120,520
Later than two years and not later than three years	57,721
Later than three years and not later than four years	51,707
Later than four years and not later than five years	16,998
Total	444,141

In September 2017 and July 2018, GasLog LNG Services Ltd. entered into maintenance agreements with Wartsila Greece S.A. (“Wartsila”) in respect of eight of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. (“Samsung”) in respect of eleven of the Partnership’s LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of December 31, 2021, ballast water management systems had been installed on seven out of the eleven vessels.

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

Market risk

Interest Rate Risk: The Partnership is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Partnership’s results of operations and its ability to service its debt. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize economic risks and costs associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2021, the Partnership had economically hedged 31.2% of its floating interest rate exposure on its outstanding borrowings by swapping the variable rate for a fixed rate (December 31, 2020: 36.3)%.

The aggregate principal amount of the Partnership’s outstanding floating rate debt which was not economically hedged as of December 31, 2021 was $756,403 (December 31, 2020: $831,581). As an indication of the extent of the Partnership’s sensitivity to interest rate changes, an increase or decrease in LIBOR of 10 basis points would have decreased or increased, respectively, the profit during the year ended December 31, 2021 by $767, based upon its debt level at the end of the reporting period (December 31, 2020: $766 and December 31, 2019: $782).

Interest Rate Sensitivity Analysis: The fair value of the interest rate swaps as of December 31, 2021 was estimated as a net liability of $9,245 (December 31, 2020: $20,337). For the three years ended December 31, 2021, the interest rate swaps were not designated as cash flow hedging instruments (Note 18).

The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. As of December 31, 2021, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to approximately $404 (December 31, 2020: $844 and December 31, 2019: $1,468) affecting (Loss)/gain on derivatives in the respective periods.

Currency Risk: Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership’s functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to technical maintenance and crew costs denominated in euros. Specifically, for the year ended December 31, 2021, approximately $42,426 of the operating and administrative expenses were denominated in euros (December 31, 2020: $48,664 and December 31, 2019: $43,543). As of December 31, 2021, approximately $10,030 of the Partnership’s outstanding trade payables and accruals were denominated in euros (December 31, 2020: $12,279).

As an indication of the extent of the Partnership’s sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased its profit and cash flows during the year ended December 31, 2021 by $4,243, based upon its expenses during the year (December 31, 2020: $4,866 and December 31, 2019: $4,354).

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

	Weighted-
	average
	effective	Less
	interest	than 1
	rate	month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2021
Trade accounts payable		9,415	132	—	—	—	9,547
Due to related parties		—	952	—	—	—	952
Other payables and accruals*		8,379	7,375	5,625	—	—	21,379
Other non-current liabilities*		—	—	—	80	—	80
Lease liabilities		1,019	1,941	8,929	48,390	—	60,279
Variable interest loans	2.42%	17,894	19,164	85,121	996,835	60,146	1,179,160
Fixed interest loans**		—	49	—	—	—	49
Total		36,707	29,613	99,675	1,045,305	60,146	1,271,446
December 31, 2020
Trade accounts payable		13,434	144	—	—	—	13,578
Due to related parties		—	7,525	—	—	—	7,525
Other payables and accruals*		10,043	8,053	5,401	—	—	23,497
Other non-current liabilities*		—	—	—	73	—	73
Lease liabilities		42	85	218	113	—	458
Variable interest loans	2.48%	17,999	21,272	93,479	1,062,227	228,265	1,423,242
Fixed interest loans**		—	75	229	49	—	353
Total		41,518	37,154	99,327	1,062,462	228,265	1,468,726

*      Non-financial liabilities are excluded.

**    A commitment fee is charged at 1.0% on the available amount of the Sponsor Credit Facility.

The amounts included above for variable interest rate instruments are subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The following tables detail the Partnership’s expected cash flows for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that are settled on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the interest rate swaps.

	Less than 1
	month	1-3 months	3-12 months	1-5 years	Total
December 31, 2021
Interest rate swaps	68	352	4,775	4,141	9,336
Total	68	352	4,775	4,141	9,336
December 31, 2020
Interest rate swaps	79	351	7,764	12,222	20,416
Total	79	351	7,764	12,222	20,416

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

	As of
	December 31,
	2020	2021
Cash and cash equivalents	103,736	145,530
Trade and other receivables	16,265	11,156

For the years ended December 31, 2019, December 31, 2020 and December 31, 2021, 83%, 73% and 56%, respectively, of the Partnership’s revenues were earned from subsidiaries of Royal Dutch Shell plc (“Shell”) and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership’s principal counterparty and the fact that the hire is being collected in advance. The Partnership did not experience any credit losses on its accounts receivable portfolio during the three years ended December 31, 2021. The carrying amount of financial assets recorded in the consolidated financial statements represents the Partnership’s maximum exposure to credit risk. Management monitors exposure to credit risk and believes that there is no substantial credit risk arising from the Partnership’s counterparty.

The credit risk on liquid funds and derivative financial instruments is limited because the direct and indirect counterparties are banks with high credit ratings assigned by international credit rating agencies.

17. Capital Risk Management

The Partnership’s objectives when managing capital are to safeguard the Partnership’s ability to continue as a going concern and to pursue future growth opportunities. Among other metrics, the Partnership monitors capital using a total indebtedness to total assets ratio (Note 7), which is defined under certain of the Partnership’s credit facilities as total debt and derivative financial instruments divided by total assets. The total indebtedness to total assets ratio is as follows:

	As of
	December 31,
	2020	2021
Borrowings—current portion	104,908	99,307
Borrowings—non-current portion	1,180,635	986,451
Lease liabilities—current portion	332	10,342
Lease liabilities —non-current portion	112	45,556
Derivative financial instruments—current liability	8,185	5,184
Derivative financial instruments—non-current liability	12,152	4,061
Total indebtedness	1,306,324	1,150,901
Total assets	2,333,048	2,131,733
Total indebtedness/total assets	56.0%	54.0%

18. Derivative Financial Instruments

The fair value of the Partnership’s derivative liabilities is as follows:

	As of
	December 31,
	2020	2021
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	20,337	9,245
Total	20,337	9,245
Derivative financial instruments—current liability	8,185	5,184
Derivative financial instruments—non-current liability	12,152	4,061
Total	20,337	9,245

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month LIBOR, and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

					Fixed	Notional Amount
		Trade	Effective	Termination	Interest	December 31,	December 31,
Company	Counterparty	Date	Date	Date	Rate	2020	2021
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%/1.43%*	130,000	—
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.72%/1.52%*	130,000	130,000
GasLog Partners	GasLog	July 2017	July 2017	June 2022	2.19%/1.99%*	80,000	80,000
GAS-twenty seven Ltd.	DNB Bank ASA	July 2020	July 2020	July 2024	3.146%	48,889	48,889
GAS-twenty seven Ltd.	DNB Bank ASA	July 2020	July 2020	April 2025	3.069%	40,000	40,000
GAS-twenty seven Ltd.	ING Bank N.V.	July 2020	July 2020	July 2024	3.24%	24,444	24,444
GAS-twenty seven Ltd.	ING Bank N.V.	July 2020	July 2020	April 2025	3.176%	20,000	20,000
					Total	473,333	343,333

*    Pursuant to the Credit Support Annex entered into in March 2020, whereby GasLog Partners agreed to effect deposit cash collateral payments with GasLog in connection with its derivative instruments with GasLog, the fixed interest rates of the interest rate swaps were decreased by 20 basis points or 0.2%. In November 2020, the Credit Support Annex was amended and the cash collateral held with GasLog was fully released and the fixed interest rates of the three remaining interest rate swaps with GasLog were reverted to their initial fixed rates with effect on the next interest period.

In the year ended December 31, 2020, the Partnership terminated two interest rate swap agreements with an aggregate notional amount of $155,000 initially due in 2023 and 2024 with GasLog by paying an amount of $13,210 equal to their aggregate fair values upon termination. Also, GAS-twenty seven Ltd. entered into four interest rate swap agreements with an aggregate notional amount of $133,333 due in 2024 and 2025 with DNB Bank ASA, London Branch and ING Bank N.V., London Branch, the banks which were registered as hedging providers under the relevant facility entered into in July 2020 (Note 7), receiving an amount of $16,056.

The derivative instruments of the Partnership listed above were not designated as cash flow hedging instruments as of December 31, 2021. The change in the fair value of the interest rate swaps for the year ended December 31, 2021 amounted to a gain of $11,092 (December 31, 2020: a loss of $8,623 and December 31, 2019: a loss of $14,381), which was recognized in profit or loss in the year incurred and is included in (Loss)/gain on derivatives. During the year ended December 31, 2021, the gain of $11,092 was mainly attributable to changes in the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in a decrease in net derivative liabilities from interest rate swaps held for trading.

Forward foreign exchange contracts

The Partnership may use non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros and Singapore Dollars (“SGD”). Under these non-deliverable forward foreign exchange contracts, the counterparties settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

The derivative instruments mentioned above were not designated as cash flow hedging instruments. In the year ended December 31, 2021, the Partnership did not enter into any new forward foreign exchange contracts and the change in the fair value of these contracts for the year ended December 31, 2021 amounted to nil (December 31, 2020: a gain of $55 and December 31, 2019: gain of $523), which was recognized in profit or loss for the year incurred and is included in (Loss)/gain on derivatives.

An analysis of Loss/(gain) on derivatives is as follows:

	For the year ended
	December 31,
	2019	2020	2021
Realized (gain)/loss on interest rate swaps held for trading	(2,358)	6,300	8,596
Realized loss on forward foreign exchange contracts held for trading	1,295	61	—
Unrealized loss/(gain) on interest rate swaps held for trading	14,381	8,623	(11,092)
Unrealized gain on forward foreign exchange contracts held for trading	(523)	(55)	—
Total loss/(gain) on derivatives	12,795	14,929	(2,496)

Fair value measurements

The fair value of the Partnership’s financial assets and liabilities approximate to their carrying amounts at the reporting date.

The fair value of derivatives at the end of the reporting period is determined by discounting the future cash flows using the interest rate curves at the end of the reporting period, the estimation of the counterparty risk and the Partnership’s own risk inherent in the contract. The derivatives met Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement. There were no financial instruments in Levels 1 or 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the levels, provided by IFRS 13 Fair Value Measurement, are based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

19. Cash Flow Reconciliations

The reconciliations of the Partnership’s financing activities for the three years ended December 31, 2021 are presented in the following tables:

A reconciliation of borrowings arising from financing activities is as follows:

			Deferred
		Non-cash	financing
	Cash flows	items	costs, assets	Borrowings
January 1, 2019				1,365,800
Borrowings drawdowns	445,000	—	—	445,000
Borrowings repayments	(465,195)	—	—	(465,195)
Additions in deferred loan issuance costs	(6,173)	(164)	(50)	(6,387)
Amortization and write-off of deferred loan issuance costs (Note 13)	—	6,806	—	6,806
December 31, 2019				1,346,024
Borrowings drawdowns	479,984	—	—	479,984
Borrowings repayments	(540,701)	—	—	(540,701)
Additions in deferred loan issuance costs	(7,362)	164	—	(7,198)
Amortization and write-off of deferred loan issuance costs (Note 13)	—	7,434	—	7,434
December 31, 2020				1,285,543
Borrowings repayments (Note 7)	(205,179)	—	—	(205,179)
Amortization and write-off of deferred loan issuance costs (Note 13)	—	5,394	—	5,394
December 31, 2021				1,085,758

A reconciliation of net derivative assets/liabilities arising from financing activities is as follows:

		Non-cash	Net derivative
	Cash flows	items	assets/(liabilities)
January 1, 2019			4,935
Unrealized loss on interest rate swaps held for trading (Note 18)	—	(14,381)	(14,381)
Unrealized gain on forward foreign exchange contracts held for trading (Note 18)	—	523	523
December 31, 2019			(8,923)
Proceeds from entering into interest rate swaps	(16,056)	—	(16,056)
Payment for interest rate swaps termination	13,210	—	13,210
Unrealized loss on interest rate swaps held for trading (Note 18)	—	(8,623)	(8,623)
Unrealized gain on forward foreign exchange contracts held for trading (Note 18)	—	55	55
December 31, 2020			(20,337)
Unrealized gain on interest rate swaps held for trading (Note 18)	—	11,092	11,092
December 31, 2021			(9,245)

A reconciliation of lease liabilities arising from financing activities is as follows:

		Non-cash
	Cash flows	items	Lease liabilities
January 1, 2019			1,393
Lease expense (Note 13)	—	56	56
Payments for interest	(54)	—	(54)
Payments for lease liabilities	(491)	(18)	(509)
December 31, 2019			886
Additions	—	34	34
Lease expense (Note 13)	—	33	33
Payments for interest	(34)	—	(34)
Payments for lease liabilities	(540)	65	(475)
December 31, 2020			444
Additions	—	57,671	57,671
Lease expense (Note 13)	—	333	333
Payments for interest	(333)	—	(333)
Payments for lease liabilities	(2,217)	—	(2,217)
December 31, 2021			55,898

20. Earnings/(loss) Per Unit(“EPU”)

The Partnership calculates earnings per unit by allocating reported profit or loss for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement as generally described in Note 6 above.

Basic earnings per unit is determined by dividing profit or loss for the year, after deducting preference unit distributions and adding any excess of the carrying amount of preference units over the fair value of the consideration paid to settle them, by the weighted average number of units outstanding during the year. Diluted earnings per unit is calculated by dividing the profit of the year attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

	For the year ended December 31,
	2019	2020	2021
(Loss)/profit for the year	(34,769)	56,859	5,726
Less:
Profit attributable to GasLog’s operations*	(2,650)	—	—
Partnership’s (loss)/profit	(37,419)	56,859	5,726
Adjustment for:
Accrued preference unit distributions	(30,328)	(30,328)	(29,694)
Differences on repurchase of preference units	—	—	(2)
Partnership’s (loss)/profit attributable to:	(67,747)	26,531	(23,970)
Common unitholders	(66,268)	25,970	(23,488)
General partner	(1,479)	561	(482)
Incentive distribution rights**	—	N/A	N/A
Weighted average units outstanding (basic)
Common units	46,272,598	47,042,494	49,501,674
General partner units	975,531	1,021,336	1,049,800
(Loss)/earnings per unit (basic)
Common unitholders	(1.43)	0.55	(0.47)
General partner	(1.52)	0.55	(0.46)
Weighted average units outstanding (diluted)
Common units***	46,272,598	49,567,506	49,501,674
General partner units	975,531	1,021,336	1,049,800
(Loss)/earnings per unit (diluted)
Common unitholders	(1.43)	0.52	(0.47)
General partner	(1.52)	0.55	(0.46)

*     Includes profit of GAS-twelve Ltd. for the period prior to its transfer to the Partnership on April 1, 2019. While such amount is reflected in the Partnership’s financial statements because the transfer to the Partnership was accounted for as reorganization of entities under common control (Note 1), the aforementioned entity was not owned by the Partnership prior to its transfer to the Partnership on the respective date and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

**   The IDRs were eliminated on June 30, 2019 (Note 6). Until their elimination, they represented the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels had been achieved. GasLog held the incentive distribution rights following completion of the Partnership’s IPO. The IDRs could be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Based on the nature of such right, earnings attributable to IDRs could not be allocated on a per unit basis.

*** Includes unvested awards with respect to the 2015 Plan (Note 21) for the year ended December 31, 2020; does not include unvested awards and Class B units for the years ended December 31, 2019 and December 31, 2021, because their effect would be anti-dilutive. The 2,490,000 Class B units were issued on June 30, 2019 and are included in the weighted average number of units outstanding for the calculation of diluted EPU from July 1, 2019 and onwards. They become eligible for conversion on a one-for-one basis into common units at GasLog’s option in six tranches of 415,000 units per annum on July 1 of 2020 (Note 6), 2021(Note 6), 2022, 2023, 2024 and 2025; as a result, they do not have an impact on the calculation of basic EPU until conversion.

21. Share-based Compensation

The Partnership has granted to its executives RCUs and PCUs in accordance with the 2015 Plan.

The details of the granted awards are presented in the following table:

			Fair value at grant
Awards	Number	Grant date	date
RCUs	26,308	April 1, 2019	$22.99
PCUs	26,308	April 1, 2019	$22.99
RCUs	233,688	April 1, 2020	$2.02
PCUs	233,688	April 1, 2020	$2.02
RCUs	98,255	April 1, 2021	$2.75
PCUs	98,255	April 1, 2021	$2.75
RCUs	21,663	September 14,2021	$4.09
PCUs	21,663	September 14,2021	$4.09

The RCUs and PCUs vest three years after the grant dates subject to the recipients’ continued service; vesting of the PCUs is also subject to the achievement of certain performance targets in relation to total unitholder return. Specifically, the performance measure is based on the total unitholder return (“TUR”) achieved by the Partnership during the performance period, benchmarked against the TUR of a selected group of peer companies. TUR above the 75th percentile of the peer group results in 100% of the award vesting; TUR between the 50th and 75th percentile of the peer group results in 50% of award vesting; TUR below the 50th percentile of the peer group results in none of the award vesting. The holders are entitled to cash distributions that are accrued and settled on vesting.

The awards are settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value per common unit of the RCUs and PCUs in accordance with the 2015 Plan was determined by using the grant date closing price and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the year

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2020	76,467	1.26	1,790
Granted during the year	233,688	—	472
Vested during the year	(220,177)	—	(1,816)
Outstanding as of December 31, 2020	89,978	2.04	446
Granted during the year	119,918	—	368
Vested during the year	(5,984)	—	(140)
Outstanding as of December 31, 2021	203,912	1.86	674
PCUs
Outstanding as of January 1, 2020	76,467	1.26	1,790
Granted during the year	233,688	—	472
Vested during the year	(213,955)	—	(1,668)
Forfeited during the year	(6,222)	—	(148)
Outstanding as of December 31, 2020	89,978	2.04	446
Granted during the year	119,918	—	368
Vested during the year	(2,992)	—	(70)
Forfeited during the year	(2,992)	—	(70)
Outstanding as of December 31, 2021	203,912	1.86	674

The total expense recognized in respect of equity-settled employee benefits for the year ended December 31, 2021 was $378 ($1,908 for the year ended December 31, 2020; $1,158 for the year ended December 31, 2019). The total accrued cash distribution as of December 31, 2021 is $86 (December 31, 2020: $129).

22. Taxation

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

The Partnership did not qualify for this exemption for the three years ended December 31, 2021. During the year ended December 31, 2021, the estimated U.S. source gross transportation tax was $1,357 (December 31, 2020: $1,300 and December 31, 2019: $978).

23. Subsequent Events

On January 26, 2022, the board of directors of GasLog Partners approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2021, of $0.01 per unit. The cash distribution was paid on February 10, 2022, to all common unitholders of record as of February 7, 2022. The aggregate amount of the declared distribution was $522.

On February 25, 2022, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on March 15, 2022 to all unitholders of record as of March 8, 2022.

During the period from January 1, 2022 through March 1, 2022, GasLog Partners repurchased and cancelled an additional 107,245 Series B Preference Units and 42,390 Series C Preference Units at a weighted average price of $25.36 per preference unit for both series, under its preference unit repurchase programme.