Form 20-F
period 2022-12-31
GasLog Partners LP
filed 2023-03-06
CIK 1598655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission file number: 001-36433

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2022, there were 51,687,865 Partnership Common Units, 1,080,263, General Partner Units, 1,245,000 Class B Units, 5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

●	“GasLog Partners”, the “Partnership”, “we”, “our”, “us” or similar terms refer to GasLog Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates;
●	“GasLog”, depending on the context, refers to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, other than GasLog Partners;
●	“GasLog Group”, refers to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, including GasLog Partners;
●	“our general partner” refers to GasLog Partners GP LLC, the general partner of GasLog Partners and a wholly owned subsidiary of GasLog;
●	“GasLog LNG Services” refers to GasLog LNG Services Ltd., a wholly owned subsidiary of GasLog;
●	“GasLog Carriers” refers to GasLog Carriers Ltd., a wholly owned subsidiary of GasLog;
●	“GasLog Partners Holdings” refers to GasLog Partners Holdings LLC, a wholly owned subsidiary of GasLog Partners;
●	“Merger Agreement” refers to the agreement and plan of merger dated as of February 21, 2021, and as subsequently amended on April 20, 2021, with BlackRock’s Global Energy and Power Infrastructure Team (collectively, “GEPIF”), pursuant to which GEPIF acquired all of the outstanding common shares of GasLog Ltd. that were not held by certain existing shareholders for a purchase price of $5.80 in cash per share (the “Transaction”). Following the consummation of the Transaction in June 2021, certain existing shareholders including Blenheim Holdings Ltd. (“Blenheim Holdings”), which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation (collectively, the “Rolling Shareholders”) continue to hold approximately 55% of the outstanding common shares of GasLog Ltd. and GEPIF holds approximately 45%;
●	“Shell” refers to Shell plc or any one or more of its subsidiaries;
●	“MSL” refers to Methane Services Limited, a subsidiary of Shell;
●	“DSME” refers to Daewoo Shipbuilding and Marine Engineering Co., Ltd.;
●	“Cheniere” refers to Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc.;
●	“CDBL” refers to CL Gas Three Limited, a wholly owned subsidiary of China Development Bank Financial Leasing Co., Ltd.;
●	“Trafigura” refers to Trafigura Maritime Logistics PTE Ltd.;
●	“Woodside” refer to Woodside Energy Shipping Singapore Pte. Ltd.;
●	“CNTIC VPower” refers to CNTIC VPower Energy Ltd., an independent Chinese energy company;
●	“SEA charterer” refers to a Southeast Asian charterer;
●	“Naturgy” refers to Naturgy Aprovisionamentos S.A.;
●	“Venice” refers to Venice Regas Pty Ltd.;

●	“ATM Programme” refers to our at-the-market common equity offering programme which commenced in May 2017;
●	“Class B Units” refers collectively to the 1,245,000 Class B units issued on June 30, 2019 which remain outstanding, of which 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6;
●	“Series A Preference Units” refers to our 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;
●	“Series B Preference Units” refers to our 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;
●	“Series C Preference Units” refers to our 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;
●	“Preference Units” refers to our Series A Preference Units, our Series B Preference Units and our Series C Preference Units;
●	“LNG” refers to liquefied natural gas;
●	“FSRUs” refers to Floating Storage and Regasification Units;
●	“FSUs” refers to Floating Storage Units;
●	“NYSE” refers to the New York Stock Exchange;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“IPO” refers to the initial public offering of GasLog Partners on May 12, 2014;
●	“IFRS” refers to International Financial Reporting Standards;
●	“dollars” and “$” refer to, and amounts are presented in, U.S. dollars;
●	“TFDE” refers to tri-fuel diesel electric engine propulsion;
●	“Steam” refers to steam turbine propulsion; and
●	“cbm” refers to cubic meters.

FORWARD-LOOKING STATEMENTS

All statements in this annual report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions and the impact of changes to cash distributions on the Partnership’s business and growth prospects, plans, strategies, and changes and trends in our business and the markets in which we operate. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “target” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders, and other written materials. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this annual report or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

●	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
●	fluctuations in charter hire rates, vessel utilization and vessel values;
●	our ability to secure new multi-year charters at economically attractive rates;
●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
●	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
●	number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	the duration and effects of COVID-19 and any other pandemics on our workforce, business, operations and financial condition;
●	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
●	fluctuations in exchange rates, especially the U.S. dollar and Euro;
●	our response to GasLog’s non-binding proposal to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog, and any potential resulting transaction;
●	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

●	our ability to leverage GasLog’s relationships and reputation in the shipping industry and the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers to obtain new charter contracts;
●	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
●	changes in the ownership of our charterers;
●	our customers’ performance of their obligations under our time charters and other contracts;
●	our future operating performance, financial condition, liquidity and cash available for distributions;
●	our distribution policy and our ability to make cash distributions on our units or the impact of changes to cash distributions on our financial position;
●	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments and our ability to meet our restrictive covenants and other obligations under our credit facilities;
●	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;
●	risks inherent in ship operation, including the discharge of pollutants;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
●	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including regulatory requirements with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
●	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
●	potential liability from future litigation; and
●	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

Risks Related to the LNG Carrier Business

●	Our results of operations and financial condition depend significantly on charter rates for LNG carriers which may be highly volatile and depend on factors outside of our control. Operating vessels in the spot market, or being unable to recharter the vessels on long-term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition, the value of our assets, and could further reduce or eliminate our ability to pay distributions on our common or Preference Units.
●	If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements and may adversely impact our ability to pay distributions on our common units.
●	An oversupply of LNG carriers as a result of excessive new ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows, especially in relation to our Steam vessels that are less efficient compared to newer vessels.
●	The LNG shipping industry is subject to substantial environmental and other regulations which may be increased further by the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators. We may incur substantial costs in complying with new or changing environmental regulations which may affect our results of operations, financial condition and ability to pay distributions on our common units.

●	Ship values may fluctuate substantially which has resulted in non-cash impairment charges on our Steam vessels in previous years, including in 2022. A further decline in ship values could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.
●	The continuing COVID-19 pandemic, the spread of new variants and related governmental responses thereto may have further negative effects on the global economy, energy demand and on our results of operations and financial condition.

Risks Related to Us

●	Our future success depends on our own and GasLog’s ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts, for which we face considerable competition from other established companies with significant resources, as well as recent and potential future new entrants. We are reliant on the commercial skills of GasLog to develop, establish and maintain customer relationships on our behalf.
●	We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	We rely on our information systems to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and results of operations.
●	In 2020, we reduced our quarterly cash distribution rate on our common shares to $0.01 per unit. We have maintained this distribution rate throughout 2021 and 2022 and may continue to do so for the foreseeable future; future distributions may remain at this level for an indefinite period or be eliminated entirely, which could impact our ability to raise capital.
●	We are subject to certain risks with respect to our relationship with GasLog, and failure of GasLog to comply with certain of its financial covenants under its debt instruments could, among other things, result in a default under the loan facilities related to four of our vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	GasLog and its affiliates may compete with us.
●	The price of our common units is unpredictable and may be volatile.
●	Common unitholders have limited voting rights, and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.
●	GasLog and our general partner own a controlling interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our unitholders, which may permit them to favor their own interests to your detriment.
●	The transaction proposed by GasLog may not occur, may increase the volatility of the market price of our common units and will result in certain costs and expenses.
●	Our officers are employed by GasLog and face conflicts in the allocation of their time to our business.
●	Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.
●	We may issue additional equity securities, including securities senior to the common units, without the approval of our common unitholders, which would dilute the ownership interests of the common unitholders.
●	Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

●	We are a “foreign private issuer” under NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

Risks Related to our Preference Units

●	Unitholders may have liability to repay distributions.
●	Our Preference Units are subordinated to our debt obligations, and investors’ interests could be diluted by the issuance of additional preference units and by other transactions.
●	Holders of our Preference Units have extremely limited voting rights.
●	The Preference Units represent perpetual equity interests, and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.
●	The Preference Units have not been rated, and ratings of any other of our securities may affect the trading price of the Preference Units.
●	Market interest rates may adversely affect the value of our Preference Units.
●	The Preference Units are redeemable at our option.
●	Fluctuations in interest rates and the impact of the discontinuation of remaining London Interbank Offered Rate tenors for U.S. Dollars, or “LIBOR” after June 30, 2023 may adversely affect the value of and return on our Preference Units.

Risks Inherent in the LNG Carriers Business

Our results of operations and financial condition depend significantly on charter rates for LNG carriers which may be highly volatile and depend on factors outside of our control. Operating vessels in the spot market, or being unable to recharter the vessels on long-term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition, the value of our assets, and could further reduce or eliminate our ability to pay distributions on our common or Preference Units.

The GasLog Geneva and the GasLog Gibraltar are due to come off their long-term charters in September and October 2023, respectively, unless their charterer exercises its extension options. Six of the nine vessels operating in the short-term spot market (defined as vessels under contracts with initial duration of more than three years) are due to come off charter between April 2023 and December 2023. Our Steam vessels are less efficient and have higher CO2 emissions than larger, more technologically advanced modern LNG carriers and it may be more challenging to find spot and/or term employment for these vessels in the future. Unless we are able to secure longer term charters at attractive rates we will have exposure to the spot market which is highly competitive and subject to significant price fluctuations. In addition, there may be extended periods of idle time between charters. Moreover, any longer-term charters we are able to secure for our vessels may not be as long in duration as the multi-year charters we have enjoyed in the past and are likely to be at lower charter rates. In recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market than was historically the case, the duration of term charters for on-the-water vessels with such charters now generally being anywhere between six months and three years. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel but we will be required to pay expenses necessary to maintain the vessel in proper operating condition, as well as servicing the debt attached to the vessel.

Failure to secure new term charters could adversely affect our future liquidity, results of operations and cash flows, including cash available for distribution to unitholders, as well as our ability to meet certain of our debt obligations and covenants.

As of December 31, 2022, we had a total of 671 open vessel days during 2023. A failure to obtain charters at acceptable rates on our vessels could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to our unitholders.

On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings due to these risks, we announced that GasLog Partners will focus its capital allocation on debt repayment and prioritizing balance sheet strength. The Partnership reduced its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019 and then further decreased its quarterly common unit distribution to $0.01 per unit for the third quarter of 2020 onwards. Today, our capital allocation strategy remains unchanged with a focus on balance sheet strength, deleveraging, reducing the all-in break-even rates in our fleet and repurchasing our Preference Units on an opportunistic basis in the open market. In addition, as part of our capital allocation priorities we have set leverage targets to monitor our performance. While we have reduced our leverage in recent years, we have not yet achieved those targets and there can be no assurance that we will be able to continue to reduce leverage in order to meet those targets.

If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements and may adversely impact our ability to pay distributions on our common units.

Most shipping requirements for new LNG projects continue to be secured on a multi-year basis, although the level of spot voyages and short-term time charters of less than 12 months in duration has grown in recent years. As vessels currently operating under multi-year charters redeliver, the number of vessels available in the short-term or spot charter market is likely to continue to expand which may result in reduced opportunities to secure multi-year charters for our vessels. With our vessels trading in the short-term or spot market upon expiration or early termination of our current charters, our revenues and cash flows may become more volatile and may decline. These factors could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders.

An oversupply of LNG carriers as a result of excessive new ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows, especially in relation to our Steam vessels that are less efficient compared to newer vessels.

Based on current levels of demand, we currently believe that the global LNG carrier fleet may experience high levels of utilization over the next one to two years, though the supply of LNG carriers has been increasing as a result of the ordering and delivery of new ships. Ordering increased significantly in 2022, despite shipyard prices for newbuild vessels rising substantially, as a result of a renewed focus on energy security, diversification and investment in LNG infrastructure after the geopolitical events surrounding the Russia-Ukraine conflict and the decline of Russian pipeline flows to Europe by about 90%.

According to Poten & Partners Group, Inc. (“Poten”), as of January 31, 2023, the global trading fleet of conventional LNG carriers (>100,000 cbm) consisted of 606 vessels, with another 288 LNG carriers on order (with delivery up to 2028, 174 were ordered in 2022), of which 22 do not have multi-year charters. The majority of these vessels are tied to new projects, including about 20% of confirmed vessel orders tied to Qatar’s North Field Expansion project, and therefore likely to not negatively impact the supply-demand for vessels.

Any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping will likely have a negative impact on charter hire rates, vessel utilization and vessel values, however it has become difficult to secure additional berths and with prices for new vessels exceeding $250.0 million ordering may subside in 2023. If charter hire rates are lower when we are seeking new time charters, or if we are unable to secure employment for our vessels trading in the spot and short-term markets, as a result of increased competition from modern vessels, our revenues and cash flows, including cash available for distribution to unitholders, may further decline.

The LNG shipping industry is subject to substantial environmental and other regulations which may be increased further by the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators. We may incur substantial costs in complying with new or changing environmental regulations which may affect our results of operations, financial condition and ability to pay distributions on our common units.

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

Additional laws, regulations, taxes or levies may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. New or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States has enacted legislation, and more recently a convention adopted by the International Maritime Organisation (“IMO”) has become effective, governing ballast water management systems on oceangoing ships. The IMO has also established progressive standards limiting emissions from ships (ratified in the MEPC75) starting from 2023 towards 2030 and 2050 goals. The EU is trying to incorporate shipping within the carbon Emission Trading Scheme already existing for other sectors. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low sulfur fuel or pollution controls) in order for us to maintain our ships’ compliance with international and/or national regulations. We may also become subject to additional laws and regulations if we enter new markets or trades.

The EU’s Taxonomy Regulation establishes an EU framework for the classification of sustainable economic activities with the aim of providing transparency to investors and business as the EU moves towards its 2050 climate neutrality goal. In February 2022, proposed new rules announced by the EU named natural gas and nuclear power generation as “transitional technologies” (provided they meet certain criteria, such as replacing coal plants, and subject to certain limits and phase put periods) and set out new disclosure rules for companies regarding annul reporting about compliance with green criteria. The rules came into effect on January 1, 2023.

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

Compliance with OPA and other environmental laws and regulations may also require ship owners and operators to incur increased costs for additional maintenance and inspection requirements, develop contingency arrangements for potential spills, obtain mandated insurance coverage and meet financial responsibility requirements.

Increased concern over climate change could lead to a more negative perception of the oil and gas industry which could impact our ability to attract investors, access financing in the bank and capital markets and attract and retain talent.

Ship values may fluctuate substantially, which has resulted in non-cash impairment charges on our Steam vessels in previous years, including in 2022. A further decline in ship values could impact our compliance with the covenants in our loan agreements and, if the values are lower at a time when we are attempting to dispose of ships, cause us to incur a loss.

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

If the market values of our ships decline, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. For a discussion of impairment charges for the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates—Impairment of Vessels”. Deterioration in the market value of our ships may trigger a breach of some of the covenants contained in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and seek to foreclose on the ships in our fleet securing those credit facilities. In addition, if a charter contract expires or is terminated by the customer, we may be unable to redeploy the affected ships at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship values have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders.

Climate change and greenhouse gas restrictions may adversely impact our results of operations, financial condition and ability to pay distributions on our common units.

Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases, or “GHGs”, from international shipping are not currently subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships, or the “MARPOL Convention”. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Such compliance could also affect our revenues and change significantly the market in which we compete, which may adversely affect any strategic growth opportunities.

There is increasing focus on the environmental footprint of the energy and transportation sectors from governments, regulators, shareholders, customers, environmental pressure groups and other stakeholders. This has been manifested recently by the fact that some of our charterers have set specific carbon emissions targets, covering all of their activities and products and those of their suppliers. GasLog’s vessels on charter to those charterers and other energy companies form part of their supply chain and may be captured within their targets. In addition, many large financial institutions are under pressure to both reduce their own environmental footprints and to monitor the environmental footprints of the companies and projects to which they lend. While LNG is among the cleanest marine transportation fuels, the focus and pressure on the environmental footprint of the marine transportation sector is likely to remain high and may increase. For example, in June 2021, the IMO adopted amendments to MARPOL Annex VI that entered into force on November 1, 2022 and require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures. Any specific requirements imposed on GasLog by regulators, governments, customers or other stakeholders may impact the useful life of our vessels, increase our operating costs or require us to undertake significant investments in our vessels which may reduce our revenues, profits and cash flows and may impact our ability to pay distributions to our unitholders.

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

The continuing COVID-19 pandemic, the spread of new variants and related governmental responses thereto may have further negative effects on the global economy, energy demand and on our results of operations and financial condition.

The COVID-19 pandemic introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. Initially, the COVID-19 pandemic and governmental responses thereto negatively impacted global economic activity and demand for energy, including LNG. As a result of significantly lower demand for oil and refined products and the failure of the principal producers of oil to reduce production in line with the fall in demand, oil prices were pressured downward in 2020. Oil prices recovered by the end of 2020 and continued to recover during 2021 due to oil production cuts, as well as a more favorable economic outlook following the distribution of several COVID-19 vaccines around the world which helped to balance the market. Similarly global natural gas prices were impacted by lower industrial demand at the start of the COVID-19 pandemic, particularly during the second and third quarters of 2020, as well as increasing gas production in export markets such as the United States. Although the LNG market continued to improve throughout 2022 and remains on a positive trend, this improvement may not be sustainable in the long-term.

The ongoing spread of the COVID-19 virus, and emergence of new variants, may negatively affect our business and operations, the health of our crews and the availability of our fleet, particularly if crew members contract COVID-19, as well as our financial position and prospects. The onset of the pandemic resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstated in the event of any resurgence in the COVID-19 virus or any variants thereof. Any future reduction in LNG demand and further closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to reduced chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. If this were to occur, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations. With nine of our vessels currently trading in the short-term spot market, any additional exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows.

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

The occurrence or reoccurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of the COVID-19 pandemic or other epidemic or a recession or market correction resulting from the spread of COVID-19 could have a material adverse effect on the global economy, energy demand and our business.

We may experience operational problems with vessels that reduce revenues and increase costs. In addition, there are risks associated with operating ocean-going ships. Any limitation in the availability or operation of our ships could have a material adverse effect on our business, our reputation, financial condition, results of operations and cash flows.

Our owned and bareboat fleet consists of 14 LNG carriers that are in operation. LNG carriers are complex and their operations are technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenues or higher than anticipated operating expenses or require additional capital expenditures.

Furthermore, the operation of ocean-going ships carries inherent risks. These risks include the possibility of:

●	marine disaster;
●	piracy;
●	cyber attacks or other failures of operational and information technology systems;
●	environmental accidents;
●	adverse weather conditions;
●	grounding, fire, explosions and collisions;
●	cargo and property loss or damage;
●	business interruptions caused by mechanical failure, human error, war, terrorism, disease (such as the outbreak of the COVID-19 virus and variants that may emerge) and related government responses thereto, or political action in various countries;
●	declining operational performance due to physical degradation as a result of extensive idle time or other factors; and
●	work stoppages or other labor problems with crew members serving on our ships.

An accident involving any of our owned ships could result in any of the following:

●	death or injury to persons, damage to our ships, loss of property or environmental damage;
●	delays in the delivery of cargo;
●	loss of revenues from termination of charter contracts;

●	governmental fines, penalties or restrictions on conducting business;
●	litigation with our employees, customers or third parties;
●	higher insurance rates; and
●	damage to our reputation and customer relationships generally.

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

Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to unitholders, could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2023 (four vessels), 2024 (one vessel), 2025 (four vessels) and 2026 (five vessels).

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment for our vessels and this could adversely impact the value of our assets and our results of operations and cash flows.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency is reflected in unit freight costs (“UFC”) which are driven by the size of the vessel, its fuel economy and the rate at which LNG in the cargo tanks naturally evaporates (“boil-off ratio” or “BOR”). Flexibility is primarily driven by the size of the ship and includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship, cargo containment and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be more efficient or more flexible or have longer physical lives than our ships. Competition from these more technologically advanced LNG carriers compared to our vessels with older technology could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash distributions to our unitholders, as well as our ability to obtain debt financing for ships with older technology whose market values have experienced a significant decline.

Our future performance and ability to secure future employment for our vessels depends on continued growth in LNG production and demand for LNG and LNG shipping and declines in the demand for LNG and LNG shipping may have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

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

Natural gas and oil prices are subject to volatility due to global events outside of our control, including the recent events in Russia and Ukraine. A continuation of the recent volatility in natural gas and oil prices may adversely affect our growth prospects and results of operations.

Natural gas prices are likely to continue to face volatility given the constrained supply outlook following the cessation of pipeline flows from Russia to Europe and suspected sabotage of the Nord Stream 1 and 2 pipelines. Given the lead time for new LNG infrastructure, supply deficit and seasonal nature of LNG demand, prices are likely to continue being volatile and dependent on demand reduction measures, weather impact on demand and availability/price of alternative sources of energy such as coal. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

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

With nine vessels operating in the short-term spot market (defined as vessels under contracts of less than three years) the significant global natural gas and crude oil price volatility referenced above may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

Compliance with new IMO measures related to the reduction of GHG emissions from international shipping could adversely impact our fleet and operations. Technical and operational measures implemented by regulations include the Energy Efficiency Existing Ships Index (“EEXI”) and Carbon Intensity Indicator (“CII”).

The IMO, the United Nations’ agency for regulating shipping, introduced and adopted two new measures, the EEXI and CII, which entered into force on January 1, 2023 and are expected to have an impact on our fleet in the short and long-term. Pursuant to the EEXI regulation, Steam vessels require an Engine Power Limitation which will have an impact on the vessels’ maximum attainable speed. The CII regulation may also have an impact on our Steam and TFDE vessels, although the operative form of the regulatory framework and the consequences of non-compliance have yet to be defined by IMO, making it difficult to assess the size and timing of any associated risks. However, any impact of the CII is likely to impact smaller and less efficient Steam vessels first.

Changes in global and regional economic conditions and capital markets volatility could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities such as the continuing COVID-19 pandemic and high inflation experienced in 2022. A further tightening of the credit markets may negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reduction in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and ability to make cash distributions to our unitholders.

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

Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Hormuz. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders. General trade tensions between the U.S. and

China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Despite a phase one trade deal being signed in January 2020, tensions continue to exist. The recent hostilities between Russia and Ukraine and attendant sanctions promulgated by the United States, the European Union (“EU”) and other countries may also adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas and the imposition of a price cap on Russian-origin oil announced by the U.S., EU and several other countries in December 2022. In addition, political tensions between China and Taiwan may adversely affect our business and may also have the effect of heightening many of the other risks described in our risk factors, such as those relating to data security, supply chain and market conditions, any of which could negatively affect our business, results of operations, and financial condition. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against Russia, the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

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

The ongoing conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action. The invasion of Ukraine has disrupted supply chains and caused instability in the global economy; these effects are likely to continue and possibly compound as the conflict remains ongoing. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

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

In the future, the ships we own or lease could be required to call on ports located in countries that are subject to restrictions imposed by the United States and other governments.

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

The European Union Code of Conduct Group has assessed the tax policies of a range of countries including Bermuda, where our vessel owning entities are incorporated and the Marshall Islands where we also have affiliated entities incorporated. Bermuda and the Marshall Islands committed to comply with the European Union Code of Conduct Group’s requirements on economic substance and passed legislation in the form of the Bermuda Economic Substance Act of 2018 and the Marshall Islands Economic Substance Regulations, 2018, as amended.

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

We may be subject to litigation that could have an adverse effect on our results of operations, financial condition and ability to pay distributions.

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

Risks Related to Us

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

For the year ended December 31, 2022, 44.2% of our revenues derived from wholly owned subsidiaries of Shell. In 2023, the initial terms of the time charters of two vessels with Shell are expected to expire unless Shell exercises their option to extend. We could lose a customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long-term force majeure events or otherwise. If a customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar or more favorable terms, we will suffer a loss of revenues.

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

We rely on our information systems to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and results of operations.

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

War, terrorism and geopolitical conflicts could be accompanied by cyber-attacks against instruments of the government and/or cyber-attacks on surrounding countries. Cyber-attacks against the Ukrainian government and other countries in the region were reported in connection with the ongoing conflict between Russian and Ukraine in 2022. It is possible that such attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could hinder our ability to conduct our business effectively and adversely impact our revenues. It is difficult to assess the likelihood of such threat and any potential impact at this time.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives and regulations, as well as their interpretation and enforcement, continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the EU on May 25, 2018 and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Non-compliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers.

Changes in the nature of cyber threats and/or changes to industry standards and regulations might require us to adopt additional procedures for monitoring cybersecurity, which could require significant additional expenses and/or capital expenditures. Most recently, cyber-attacks against the Ukrainian government and other countries in the region were reported in connection with the ongoing conflict between Russian and Ukraine in 2022. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

In 2020, we reduced our quarterly cash distribution rate on our common shares to $0.01 per unit. We have maintained this distribution rate throughout 2021 and 2022 and may continue to do so for the foreseeable future; future distributions may remain at this level for an indefinite period or be eliminated entirely, which could impact our ability to raise capital.

Our board of directors and management have been proactive in revising our capital allocation strategy, prioritizing preserving liquidity, deleveraging our balance sheet, raising equity through our ATM Programme and buying back Preference Units. As a result, starting in the third quarter of 2020, in light of the continued COVID-19 related uncertainty, we reduced our quarterly cash distributions on our common units to $0.01 per unit. While we believe that this action will allow us to preserve liquidity, strengthen our balance sheet, make progress towards our leverage targets and improve the break evens of our fleet, there is some risk that we may not be able to substantially increase the amount of distribution in coming periods, which could have a negative impact on our unit price. Any negative impact on our unit price could ultimately impact our ability to raise capital.

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

Our board of directors makes determinations regarding the payment of distributions in its sole discretion and in accordance with our partnership agreement and applicable law. On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings, as well as our increased exposure to the spot market, we announced that GasLog Partners will focus its capital allocation on debt repayment and prioritizing balance sheet strength. The Partnership reduced its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019 and then further decreased its quarterly common unit distribution to $0.01 per unit for the third quarter of 2020 onwards. As of February 28, 2023, our capital allocation strategy remains unchanged with a focus on balance sheet strength, deleveraging, reducing the all-in break-even rates in our fleet and repurchasing our Preference Units on an opportunistic basis (subject to Preference Unit prices). In addition, as part of our capital allocation priorities we have set leverage targets to monitor our performance. While we have reduced our leverage in recent years, we have not yet achieved those targets and there can be no assurance that we will be able to continue to reduce leverage in order to meet those targets. There is no guarantee that we will continue to make distributions to our unitholders in the future (including cumulative distributions payable with respect to our Preference Units). The LNG carrier market is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution in any period. We may not have sufficient cash from operations to pay quarterly distributions on our common units and general partner units or to pay the quarterly preference distributions on our Preference Units. The amount of cash we can distribute on our units depends upon the amount of cash we generate from our operations as well as our capital allocation priorities as described above, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

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

We enter into derivative contracts from time to time for purposes of managing our exposure to fluctuations in interest rates applicable to floating rate indebtedness and in foreign exchange rates relating to our operating expenditures that are denominated in currencies other than the U.S. dollar. As of December 31, 2022, there were no foreign exchange derivatives outstanding. Nonetheless, we had four interest rate swaps with an aggregate notional amount of $133.3 million with DNB Bank ASA, London Branch and ING Bank N.V., London Branch. None of the existing derivative contracts were designated as a cash flow hedging instrument. The changes in their fair value are recognized in our statement of profit or loss. Changes in the fair value of any derivative contracts that do not qualify for treatment as cash flow hedges for financial reporting purposes would affect, among other things, our profit and earnings per unit.

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

Our earnings and business are subject to the credit risk associated with our contractual counterparties and if our counterparties fail to perform their obligations we could sustain significant losses which could have a material adverse effect on our financial condition and results of operations.

We will enter into, among other things, time charters and other contracts with our customers, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk. For example, for the year ended December 31, 2022, 44.2% of our revenues derived from subsidiaries of Shell. We also have vessels on charter to Trafigura, Cheniere, Naturgy, CNTIC VPOWER and Woodside. While we believe all our customers to be strong counterparties, their creditworthiness as assessed by independent parties such as credit rating agencies is less strong than that of Shell. In the future, we may enter into new charters with these and other counterparties who are less creditworthy.

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

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. As of December 31, 2022, we had an aggregate of $921.9 million of indebtedness outstanding under our credit facilities, of which $90.4 million is repayable within one year. As of December 31, 2022, we also had an aggregate of $62.6 million of lease liabilities mainly related to the sale and leaseback of the GasLog Shanghai and the Methane Heather Sally, of which $17.4 million was payable within one year. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.

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

Increased regulatory oversight, uncertainty relating to the nature and timing of the phasing out of LIBOR, and agreement on any new alternative reference rates may adversely impact our ability to manage our exposure to fluctuations in interest rates and borrowing costs.

As a result of the majority of our debt being primarily based on LIBOR and certain other interest rate benchmarks, fluctuations in interest rates could have a material effect on our interest expense and borrowing costs. LIBOR and certain other interest rate benchmarks may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. On March 5, 2021, the U.K. Financial Conduct Authority announced the future cessation or loss of representativeness of LIBOR benchmark as currently published by the ICE Benchmark Administration with a target date immediately after June 30, 2023. The Alternative Reference Rates Committee (“ARRC”), a steering committee comprised of U.S. financial market participants, has selected the Secured Overnight Finance Rate (“SOFR”) as published by the Federal Reserve Bank of New York as the preferred alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. The manner and impact of this transition may materially adversely affect the trading market for LIBOR based agreements, including our credit facilities, interest rate swaps and Preference Units. As of December 31, 2022, our obligations under our secured credit facilities which accrue interest based on LIBOR with maturities extending past June 30, 2023 amounted to approximately $805.0 million. We will need to negotiate the replacement benchmark rate on our credit facilities and interest rate swaps and the use of an alternative rate or benchmark, may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted.

Further, if a LIBOR rate is not available on a determination date during the floating rate period for any of our LIBOR based agreements, the terms of such agreements will require alternative determination procedures which may result in interest or distribution payments differing from expectations and could affect our profit and the market value of our Preference Units.

In addition, any changes announced by the Financial Conduct Authority (“FCA”), including the FCA Announcement, the Intercontinental Exchange (“ICE”) Benchmark Administration Limited (the independent administrator of LIBOR) or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which LIBOR rates are determined may result in a sudden or prolonged increase or decrease in reported LIBOR rates. If that were to occur, the level of interest or distribution payments during the floating rate period for our LIBOR based agreements would be affected and could affect our profit or the market value of our Preference Units.

As of December 31, 2022, the GasLog Partners’ credit agreement of $193.7 million with DNB Bank ASA, London branch and ING Bank N.V., London branch, each an original lender signed on July 16, 2020 (the “GasLog Partners $193.7M Facility”) had been transitioned to the three-month Chicago Mercantile Exchange (“CME”) Term SOFR Reference Rate as administered by CME Group Benchmark Administration Limited (“CBA”). In February 2023, the transition documentation for the GasLog Partners’ facility for up to $450.0 million signed on February 20, 2019 (the “2019 GasLog Partners Facility”) was also signed. We are in discussions with the agent and lenders related to transitioning the facility agreement dated October 16, 2015 and assumed by the Partnership following the acquisitions of GAS-eleven Ltd. on May 3, 2017, GAS-thirteen Ltd. on July 3, 2017, GAS-fourteen Ltd. on April 26, 2018 and GAS-twelve Ltd. on April 1, 2019 (the “Assumed October 2015 Facility”) to a SOFR rate, and we currently expect to enter into definitive documentation to transition the credit agreement of $260.3 million that GasLog Partners signed on July 16, 2020 (the “ GasLog Partners $260.3M Facility”) to a SOFR rate in March 2023.

We cannot guarantee that we will be able to refinance our credit facilities in full or on similar or more favorable terms as they become due in the future which may increase our cost of borrowing or cause us to issue additional equity securities, which would be dilutive to existing unitholders. Our ability to refinance our existing debt or to obtain incremental debt financing for future acquisitions of ships may depend on the creditworthiness of our charterers, the terms of our future charters and the performance of our vessels operating in the spot market.

Securing access to replacement funds in advance of the maturity of three of our current debt facilities in 2024 and 2025 cannot be assured in the same amount or on the same or similar terms, especially in the current interest rate environment. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or to pay distributions to unitholders and may be more expensive to service than in recent years. Any future debt or equity financing raised may contain unfavorable terms to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our investment plans, including potential fleet growth. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

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

Our future ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our ability to make cash distributions may be diminished, or our financial leverage may increase, or our unitholders may be diluted. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive and may adversely impact our ability to pay distributions on our common units.

To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources including the capital markets. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. Continuing concerns over COVID-19, inflation, rising interest rates, energy costs, geopolitical issues, including acts of war and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices and declining business and consumer confidence, have precipitated fears of a possible economic recession and a tightening in the credit markets, low levels of liquidity in financial markets and volatility in credit and equity markets. If we are unable to access the capital markets or raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

●	seeking waivers or consents from our creditors;
●	restructuring our debt;
●	seeking additional debt or equity capital;
●	selling assets;
●	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or
●	seeking bankruptcy protection.

Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Use of cash from operations and possible future sale of certain assets will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Depending on the prevailing price of our common units, we may not be able to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our quarterly distributions to unitholders. Our liquidity position could be challenged in the future, and we may need to raise equity in order to remain in compliance with the financial covenants within our loan facilities.

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

The price of our common units is unpredictable and may be volatile.

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

GasLog currently owns partnership units representing a 33.2% partnership interest, including a 2.0% general partner interest in us, and owns and controls our general partner. In addition, our general partner has the right to appoint three of five, or a majority, of our directors. Certain of our directors and officers are directors and officers of GasLog or its affiliates, and, as such, they have fiduciary duties to GasLog or its affiliates that may cause them to pursue business strategies that disproportionately benefit GasLog or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between GasLog and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. See “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors”. These conflicts include, among others, the following situations:

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

The transaction proposed by GasLog may not occur, may increase the volatility of the market price of our common units and will result in certain costs and expenses.

On January 25, 2023, we announced that the Partnership’s board of directors received an unsolicited non-binding proposal from GasLog to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog. In connection with the proposed transaction, each common unit would receive overall value of $7.70 per common unit in cash, consisting in part of a special distribution by the Partnership of $2.33 per common unit in cash to be distributed to the Partnership’s unitholders immediately prior to the closing of the proposed transaction and the remainder to be paid by GasLog as merger consideration at the closing of the proposed transaction.

The Partnership’s board of directors has authorized its conflicts committee, consisting only of non-GasLog affiliated directors, to retain advisors and to review, evaluate, negotiate and accept or reject the proposed transaction. GasLog’s proposal is non-binding and is subject to the negotiation and execution of mutually acceptable definitive documentation. There can be no assurance that any definitive documentation will be executed or that any transaction will materialize.

The market price of our common units may reflect various assumptions as to whether the proposed transaction with GasLog will occur. Variations in the market price of our common units may occur as a result of changing assumptions regarding the proposed transaction, independent of changes in our business, financial condition or prospects or changes in general market or economic conditions. As a result, a definitive agreement regarding a transaction, or a failure to reach a definitive agreement regarding a transaction, could result in a significant change in the market price of our common units.

We expect to incur costs in connection with the consideration of GasLog’s proposal, including costs of financial and legal advisors to the conflicts committee of our board of directors. Mergers such as the one proposed often attract litigation. If any litigation is commenced regarding the proposed transaction, the Partnership will be required to expend additional resources defending such litigation. It is difficult to estimate the aggregate amount of such costs, although they could be substantial. In addition, uncertainty associated with the potential transaction could adversely affect our ability to attract, retain and motivate key employees, which could have a negative effect on our operations and business plans.

Our officers are employed by GasLog and face conflicts in the allocation of their time to our business.

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

Fees and cost reimbursements, which GasLog or its applicable affiliate will determine for services provided to us and our subsidiaries, will be substantial, may be higher for future periods than reflected in our results of operations for the year ended December 31, 2022, will be payable regardless of our profitability and will reduce our cash available for distribution to our unitholders.

Pursuant to the ship management agreements, our subsidiaries pay fees for technical and vessel management services provided to them by GasLog LNG Services and reimburse GasLog LNG Services for all expenses incurred on their behalf. These fees and expenses include all costs and expenses incurred in providing the crew and technical management of the vessels in our fleet to our subsidiaries. In addition, our operating subsidiaries pay GasLog LNG Services a fixed management fee for costs and expenses incurred in connection with providing these services to our operating subsidiaries.

Pursuant to an administrative services agreement, GasLog provides us with certain administrative services. We pay a fixed fee to GasLog for its reasonable costs and expenses incurred in connection with the provision of the services under the administrative services agreement.

Pursuant to the commercial management agreements, GasLog LNG Services provides us with commercial management services for which we pay to GasLog a fixed commission of 1.25% on gross charter revenues in U.S. dollars for costs and expenses incurred in connection with providing services.

For a description of the ship management agreements, commercial management agreements and the administrative services agreement, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”. The aggregate fees and expenses payable for services under the ship management agreements, commercial management agreements and administrative services agreement for the year ended December 31, 2022 were $6.5 million, $4.6 million and $8.5 million, respectively. Additionally, these fees and expenses will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of GasLog or its applicable affiliate, including GasLog LNG Services, could adversely affect our ability to pay cash distributions to our unitholders.

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

●	It is difficult for unitholders to remove our general partner without its consent. The vote of the holders of at least 66 2/3% of all outstanding common units, including any units owned by our general partner and its affiliates, voting together as a single class is required to remove the general partner. As of February 28, 2023, GasLog owns 30.2% of our outstanding common units. Common unitholders are entitled to elect only two of the five members of our board of directors. Our general partner,

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

We have granted registration rights to GasLog and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of February 28, 2023, GasLog owns 15,621,602 common units and 1,245,000 Class B units (of which 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units). The Class B units will convert to common units at a rate of 415,000 per year between 2023 and 2025. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

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

On May 16, 2017, the Partnership commenced its ATM Programme under which we may, from time to time, raise equity through the issuance and sale of new common units. Following an increase in the size of the ATM Programme completed on November 3, 2017, and again on February 26, 2019, we can issue up to $250.0 million in new common units. As of February 28, 2023 8,486,705 common units have been issued through the ATM Programme.

During the year ended December 31, 2022, there have been no common units issuances through the ATM Programme. Since the commencement of the ATM Programme through December 31, 2022, GasLog Partners has issued and received payment for a total of 8,486,705 common units, with cumulative gross proceeds of $133.6 million at a weighted average price of $15.75 per unit and net proceeds of $132.4 million, after deducting commissions. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 164,145 general partner units to its general partner. The net proceeds from the issuance of the general partner units were $2.7 million. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

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

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. GasLog, which owns and controls our general partner, owns 30.2% of our outstanding common units as of February 28, 2023.

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

We are a “foreign private issuer” under the securities laws of the United States and the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

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

Risks Related to our Preference Units

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

Our Preference Units are subordinated to all of our existing and future indebtedness. As of December 31, 2022, we had an aggregate of $921.9 million of outstanding indebtedness under our credit facilities. As of December 31, 2022, we also had an aggregate of $62.6 million of lease liabilities mainly related to the sale and leaseback of the GasLog Shanghai and the Methane Heather Sally. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay distributions to unitholders. Our partnership agreement authorizes the issue of an unlimited number of preference units in one or more class of units. The issuance of additional preference units on a parity with or senior to our Preference Units would dilute the interests of the holders of our Preference Units, and any issuance of preference units senior to or on a parity with our Preference Units or of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Preference Units. No provisions relating to our Preference Units protect the holders of our Preference Units in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Units.

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

One of the factors that will influence the price of our Preference Units will be the distribution yield on the Preference Units (as a percentage of the price of our Series A, Series B or Series C Preference Units, as applicable) relative to market interest rates. In response to high levels of inflation, interest rates rose globally in 2022 and may be sustained or increase further in 2023. An increase in market interest rates may lead prospective purchasers of our Preference Units to expect higher distribution yields, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distributions. Accordingly, higher market interest rates could cause the market price of our Preference Units to decrease.

The Preference Units are redeemable at our option.

We may, at our option, redeem all or, from time to time, part of the Series A Preference Units on or after June 15, 2027, the Series B Preference Units on or after March 15, 2023 or the Series C Preference Units on or after March 15, 2024. If we redeem Series A, Series B or Series C Preference Units, redeemed unitholders will be entitled to receive a redemption price equal to $25.00 per unit plus accumulated and unpaid distributions to the date of redemption. We may elect to exercise our partial redemption right on multiple occasions.

Fluctuations in interest rates and the impact of the discontinuation of LIBOR after June 30, 2023 may adversely affect the value of and return on our Preference Units.

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

We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2022 tax year, unless our general partner exercises the “GasLog option” described in “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—U.S. Taxation of Shipping”. Even if we do not qualify for such an exemption, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for distribution to our unitholders. For 2022, the U.S. source gross transportation tax was $1.5 million. For a more detailed discussion, see the section entitled “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—United States”.

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

ITEM 4.    INFORMATION ON THE PARTNERSHIP

A.History and Development of the Partnership

GasLog Partners was formed on January 23, 2014 as a Marshall Islands limited partnership. GasLog Partners and its subsidiaries are primarily engaged in the ownership, operation and acquisition of LNG carriers engaged in LNG transportation. The Partnership conducts its operations through its vessel-owning subsidiaries and, as of February 28, 2023, we have a fleet of 14 LNG carriers, including two vessels sold and leased back under bareboat charters, comprised of ten vessels with modern TFDE propulsion technology and four Steam vessels.

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

B.Business Overview

Overview

Since our IPO in May 2014, we have been an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 12 wholly owned LNG carriers, nine vessels with modern TFDE propulsion technology and three Steam vessels. In addition, GasLog Partners has leased back under two bareboat charters (a) for a period of five years one TFDE vessel sold to CBDL in October 2021 and (b) until the middle of 2025 one Steam vessel sold to another unrelated party in October 2022.

On February 6, 2020, in light of reduced expectations for Steam vessel utilization and earnings due to these risks, we announced that GasLog Partners will focus its capital allocation on debt repayment and prioritizing balance sheet strength. The Partnership reduced its quarterly common unit distribution to $0.125 per unit for the first quarter of 2020, from $0.561 per unit for the fourth quarter of 2019 and then further decreased its quarterly common unit distribution to $0.01 per unit for the third quarter of 2020 onwards. Today, our capital allocation strategy remains unchanged with a focus on balance sheet strength, deleveraging, reducing the all-in- break-even rates in our fleet and repurchasing our Preference Units on an opportunistic basis in the open market. In addition, as part of our capital allocation priorities we have set leverage targets to monitor our performance. While we have reduced our leverage in recent years, we have not yet achieved those targets and there can be no assurance that we will be able to continue to reduce leverage in order to meet those targets.

All of our vessels were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner. All vessels have fixed charter terms expiring between April 2023 and March 2029. Five of our vessels currently operate under long-term time charters (defined as charters with initial duration of more than three years) and nine vessels trade in the short-term spot market (defined as vessels under contracts with initial duration of less than three years). On redelivery, if the charterers do not exercise any extension option, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters.

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

We believe that the actions taken to prioritize balance sheet strength, deleveraging and lowering our cash break-evens, combined with our priority to balance our overall debt leverage in the Company compared to our increased operational leverage through the higher spot exposure, will strengthen our balance sheet over time. As a result, we believe we will be able to position the Partnership to take advantage of growth opportunities in the future, assuming we will be able to raise new debt or equity capital on acceptable terms in the future. For further discussion of the risks that we face in growing our assets and cash flows, please read “Item 3. Key Information—D. Risk Factors”.

GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers which provides support to international energy companies as part of their LNG logistics chain. GasLog was founded by its chairman, Peter G. Livanos, whose family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the NYSE on March 30, 2012 under the ticker symbol “GLOG”. As of February 28, 2023, GasLog’s wholly owned and bareboat fleet includes 24 LNG carriers, including 19 ships on the water, four LNG carriers on order from DSME and one vessel undergoing conversion into an FSRU, as well as a 33.2% ownership in the Partnership. See “—Our Fleet”.

On February 22, 2021, GasLog announced that it had entered into a Merger Agreement with GEPIF. Under the Merger Agreement, GEPIF would acquire all of the outstanding common shares of GasLog that are not held by the Rolling Shareholders of GasLog in exchange for $5.80 in cash per common share. On June 9, 2021, GasLog announced the completion of the Transaction with GEPIF following the special general meeting of GasLog’s shareholders held virtually on June 4, 2021, where the Transaction and the related agreements (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement, received the requisite approval of GasLog’s shareholders required by the Agreement and Plan of Merger, dated as of February 21, 2021 (and subsequently amended on April 20, 2021). Trading in GasLog’s common shares on the NYSE, was suspended with immediate effect and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares remain outstanding and continue to trade on NYSE. Following the consummation of the Transaction on June 9, 2021, certain existing shareholders, including Blenheim Holdings, which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation, hold approximately 55.2% of the outstanding common shares of GasLog Ltd. and GEPIF holds approximately 44.8%.

On October 26, 2021, we completed the sale and leaseback of the GasLog Shanghai, a 155,000 cbm TFDE LNG carrier built in 2013 with a wholly owned subsidiary of CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

On September 14, 2022, we completed the sale of the Methane Shirley Elisabeth, a 145,000 cbm Steam LNG carrier built in 2007, to an unrelated third party.

Οn October 31, 2022, we completed the sale and leaseback of the Methane Heather Sally, a 145,000 cbm Steam LNG carrier built in 2007. The vessel was sold to an unrelated third party and leased back under a bareboat charter until the middle of 2025 with no repurchase option or obligation.

On January 24, 2023, the Partnership’s board of directors received an unsolicited non-binding proposal from GasLog to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog. In connection with the proposed transaction, each common unit would receive overall value of $7.70 per common unit in cash, consisting in part of a special distribution by the Partnership of $2.33 per common unit in cash to be distributed to the Partnership’s unitholders immediately prior to the closing of the proposed transaction and the remainder to be paid by GasLog as merger consideration at the closing of the proposed transaction.

The Partnership’s board of directors has authorized its conflicts committee, consisting only of non-GasLog affiliated directors, to retain advisors and to review, evaluate, negotiate and accept or reject the proposed transaction. GasLog’s proposal is non-binding and is subject to the negotiation and execution of mutually acceptable definitive documentation. There can be no assurance that any definitive documentation will be executed or that any transaction will materialize.

In March 2023, the board of directors of GasLog Partners approved management’s recommendation to proceed with the sale and leaseback of the GasLog Sydney, a 155,000 cbm TFDE LNG carrier built in 2013, with CDBL for a period of five years under a bareboat charter with no purchase option or obligation, but including a profit share mechanism. The completion of the sale and leaseback is subject to the signing of final documentation with CDBL.

Our subsidiary, GAS-seventeen Ltd., owner of Methane Jane Elizabeth, is currently in advanced stages of negotiations with Venice for the provision of an FSRU to be deployed at Outer Harbor in Adelaide, South Australia. Subject to final agreement of the charter terms and the satisfaction of customary conditions precedent including the project taking Final Investment Decision (“FID”), the Methane Jane Elizabeth will undergo modifications and conversion to an FSRU and is expected to be delivered to Venice no later than the fourth quarter of 2025 for a ten-year time charter.

Our Fleet

Owned Fleet

The following table presents information about our fleet as of February 28, 2023:

					Charter
LNG Carrier	Year Built	cbm	Charterer	Propulsion	Expiration	Optional Period
1 GasLog Sydney	2013	155,000	Naturgy	TFDE	April 2023	—
2 GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (1)
3 Methane Rita Andrea	2006	145,000	Energy Major	Steam	October 2023	—
4 Methane Alison Victoria	2007	145,000	CNTIC Vpower	Steam	October 2023	2024–2025 (2)
5 GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (1)
6 Solaris	2014	155,000	Energy Major	TFDE	October 2023	—
7 GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2023	2028 (3)
8 GasLog Seattle	2013	155,000	Major Trading House	TFDE	March 2023	—
			Energy Trading Company(4)		March 2024	—
9 Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2024	2025 (5)
10 GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (6)
11 GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (6)
12 Methane Becki Anne	2010	170,000	Shell	TFDE	March 2029 (7)	—
(1)	Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(2)	Charterer may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(3)	Charterer may extend the term of this time charter for a period of five years, provided that the charterer gives us advance notice of declaration.
(4)	The vessel is expected to commence its time charter with a Swiss-headquartered energy trading company following expiration of its current charter with a major trading house.

(5)	Charterer may extend the term of the time charter by an additional period of one year, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(6)	Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.
(7)	Charterer extended the term of the related charter from March 2024 to March 2029 exercising the five-year extension option.

Bareboat Vessel

			Charterer (for		Charter
			contracts of more		Expiration
LNG Carrier	Year Built	cbm	than six months)	Propulsion	(Firm Period)	Optional Period
1 GasLog Shanghai (1)	2013	155,000	Woodside	TFDE	February 2025	2026 (2)
2 Methane Heather Sally (3)	2007	145,000	SEA charterer	Steam	July 2025	—
(1)	In October 2021, the vessel was sold and leased back from CDBL for a period of five years, with no repurchase option or obligation.
(2)	Charterer may extend the term of this time charter by an additional period of one year, provided that the charterer gives us advance notice of declaration.
(3)	In October 2022, the vessel was sold and leased back from an unrelated party until the middle of 2025 with no repurchase option or obligation.

The key characteristics of our current fleet include the following:

●	each ship is sized at between approximately 145,000 cbm and 174,000 cbm capacity, which places our ships in the medium-size class of LNG carriers; we believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world;
●	each ship is double-hulled, which is standard in the LNG industry;
●	each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;
●	each of our ships is equipped with a steam turbine or TFDE propulsion technology;
●	Bermuda is the flag state of each ship;
●	each of our ships has received an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and
●	our owned and bareboat fleet has an average age of 10.7 years, making it one of the youngest in the industry, compared to a current average age of approximately 10.58 years for the global trading LNG carrier fleet including LNG carriers of all sizes as of December 31, 2022.

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

Initial Term, Extensions and Redelivery

Long-term Market (defined as vessels with charter parties with initial duration of more than three years)

The initial terms of the time charters for the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar began upon delivery of the ships and will terminate in 2026, 2026, 2023 and 2023, respectively. For the GasLog Greece and the GasLog Glasgow, MSL has the option to extend the term of the charters for five years and, for the GasLog Geneva and the GasLog Gibraltar, MSL has the option to extend the term of the charters by two additional periods of five and three years, respectively. Each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

The initial term of the time charter for the Methane Becki Anne began upon its acquisition by GasLog in 2015 and will terminate in 2029 following the declaration of the five-year option charter period by MSL. There are no other options remaining.

Short-term Spot Market (defined as vessels with charter parties with initial duration of less than three years)

The term of the time charter of the GasLog Santiago began on its delivery to Trafigura in August 2018 and will terminate in December 2023 following Trafigura’s exercising of the second optional period of one further year. Trafigura retains the option to further extend the term of the time charter for five years at a specified rate.

The GasLog Sydney commenced an 11-month charter with Naturgy in May 2022 which will terminate in April 2023.

The Solaris, following a series of successful spot fixtures after the vessel’s redelivery from the initial long-term charter with Shell in May 2022, commenced a one-year charter with an Energy Major which will terminate in October 2023.

The initial time charter for the Methane Jane Elizabeth to Cheniere began in December 2020 and the charter will terminate in March 2024 following the charterer’s exercise of the first option period for one year. Cheniere has the option to extend the term of this charter by an additional option period of one year at a specified rate.

The GasLog Shanghai commenced a two-year charter with Woodside which begun in February 2023 and will terminate after two years. Woodside has the option to extend the charter period by one year, provided that the charterer gives advance notice. The vessel is owned by a wholly owned subsidiary of CDBL and leased back to GasLog Partners.

The Methane Alison Victoria commenced a three-year time charter with CNTIC Vpower in October 2020 and the charter will terminate in October 2023. CNTIC Vpower has the option to extend the term of the charter by two additional periods of one year, provided that the charterer gives advance notice.

The Methane Heather Sally commenced a three-year charter with a SEA charterer in August 2022 and will terminate in July 2025.

The Methane Rita Andrea commenced a one-year time charter with an Energy Major which will terminate in October 2023.

The GasLog Seattle commenced a multi-month charter with a major trading house which will terminate in March 2023. The GasLog Seattle will then commence a back-to-back charter with the above for a one-year time charter with a Swiss-headquartered energy trading company which will terminate in March 2024.

Hire Rate Provisions

“Hire rate” refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars.

The hire rates provided for under the time charters of our ships include only one component that is a fixed daily amount that may increase during any option period.

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

Ship Management and Maintenance

Under our time charters, we are responsible for the technical management of the majority of our ships. Technical management includes the engagement and provision of qualified crews, employment of armed guards for transport in certain high-risk areas, maintaining the ship, arranging supply of stores and equipment, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements, as well as for dry-docking expenses. We provide these management services through technical management agreements with GasLog LNG Services, a wholly owned subsidiary of GasLog. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

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

The Bareboat Charters

On October 26, 2021, GasLog Partners’ subsidiary, GAS-three Ltd., completed the sale and leaseback of the GasLog Shanghai with CDBL. The vessel was sold and leased back under a bareboat charter for a period of five years, with no repurchase option or obligation. The vessel remained on its charter with Clearlake Shipping Pte. Ltd. a wholly owned subsidiary of Gunvor Group Ltd. until January 2023.

On October 31, 2022, GasLog Partners’ subsidiary, GAS-twenty one Ltd., completed the sale and leaseback of the Methane Heather Sally with an unrelated party. The vessel was sold and leased back under a bareboat charter until the middle of 2025, with no repurchase option or obligation. The vessel remains on its charter with a SEA charterer.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on charter party terms including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations including level of emissions, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. Nine of our vessels (four Steam and five TFDE) operate in the spot charter market that covers short-term charters of less than three years. In the future, more of our vessels may operate in the more volatile spot charter market.

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

Seagoing and Shore-Based Employees

We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2022, GasLog employed (directly and through manning agents) approximately 2,204 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as an average of 152 shore-based staff during 2022. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. For GasLog, attracting and retaining motivated, well-qualified seagoing and shore-based personnel is a top priority, and it offers competitive compensation packages and training and development opportunities. Through applied ESG strategy, GasLog is constantly aiming to improve the diversity, equity and inclusion of its workforce and management team, granting access and engagement to a wide pool of talent. In addition, GasLog provides intensive onboard training for officers and crews intended to instill a culture focused on the highest operational and safety standards. As a result, GasLog has historically enjoyed high retention rates. In 2022, the retention rate was 96.1% for senior seagoing officers, 95.9% for other seagoing officers and 95.4% for shore staff.

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

All areas subject to surveys as defined by the classification society are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are otherwise prescribed. All ships are also required to be dry-docked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. We intend to dry-dock our ships at five-year intervals that coincide with the completion of the ship’s special surveys. We expect that the dry-docking schedule for the vessels which we have the option to purchase from GasLog will, for the foreseeable future, follow the same schedule as our current fleet. According to class, vessels 15 years of age or over will be subject to special consideration and approval by Class ABS based on the vessel’s survey status before being permitted to have an Intermediate underwater inspection in Lieu of dry-docking (UWILD) instead of out of water dry-docking survey. Basis our maintenance standards and the condition of the vessels we expect we will be able to retain the five-year cycle of dry-docking and maintain this assumption for budgeting and operations planning.

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

Our protection and indemnity insurance is currently subject to limits of $3.0 billion per ship per event in respect of liability to passengers and seamen, $2.0 billion per ship per event in respect of liability to passengers and $1.0 billion per ship per event in respect of liability for oil pollution.

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

Cyber Insurance

We have insurance coverage for cyber-related vessel hull & machinery risks. Our policy covers physical damage to any of our vessels up to $50.0 million per vessel with a fleet aggregate limit of $150.0 million.

During 2021, we purchased an additional cyber product which compliments the existing vessel hull & machinery cyber cover for losses in excess of $0.1 million and up to $10.0 million and provides coverage irrespective of cause (malicious act, terror or negligence) for the core Enterprise risks including:

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

Safety Performance

GasLog provides intensive onboard training for its officers and crews to instill a culture of the highest operational and safety standards. During 2022, GasLog’s fleet experienced two restricted work cases and one first aid case.

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

Environmental and Other Regulation

The carriage, handling, storage and regasification of LNG are subject to extensive laws and regulations relating to the protection of the environment, health and safety and other matters. These laws and regulations include international conventions and national, state and local laws and regulations in the countries where our ships now or in the future will operate, and where our ships are registered. Compliance with these laws and regulations may entail significant expenses and may impact the resale value or useful lives of our ships. Our ships may be subject to both scheduled and unscheduled inspections by a variety of governmental, quasi-governmental and private organizations, including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Failure to maintain permits, licenses, certificates or other authorizations required by some of these entities could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our ships or lead to the invalidation for our insurance coverage reduction.

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

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention for the Safety of Life at Sea (“SOLAS”), the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”) and the International Convention for the Prevention of Pollution From Ships (“MARPOL”). Ships that transport gas, including LNG carriers, are also subject to regulations under amendments to SOLAS, including the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the “ISM Code”. The ISM Code requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for the development and maintenance of a safety management system for our ships that meet these requirements. GasLog LNG Services is also subject to the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (“IGC Code”), which prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk which is issued per vessel. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

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

STCW 1978 was adopted on July 7, 1978 and entered into force on April 28, 1984. The main purpose of the Convention is to promote safety of life and property at sea and the protection of the marine environment by establishing in common agreement international standards of training, certification and watchkeeping for seafarers. The Manila amendments to the STCW Convention and Code were adopted on June 25, 2010, marking a major revision of the STCW Convention and Code. The 2010 amendments entered into force on January 1, 2012 under the tacit acceptance procedure and were aimed at bringing the Convention and Code up to date with developments since they were initially adopted and to enable them to address issues that were anticipated to emerge in the foreseeable future.

The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, (“MEPC”) of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements establish a series of progressive standards to further limit the sulfur content in fuel oil, (which phased in between 2012 and 2020), as well as new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. As of January 1, 2020, ships must either use low sulfur fuel (potentially including undertaking necessary fuel tank modification) to comply with a global sulfur cap of 0.5 percent m/m or be filled with exhaust gas scrubbers. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas (“ECAs”). For example, IMO “Tier III” emission standards for nitrous oxide apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed after January 1, 2016. The European Union Directive 2005/33/EC, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our fleet complies with the relevant legislation and has the relevant certificates, including certificates evidencing compliance with Annex VI of the MARPOL Convention.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”). Under this convention, a ship’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships carrying more than 2,000 gross tons of oil, and trading to states that are parties to this convention, must maintain evidence of insurance in an amount covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law impose liability either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunker Convention (defined below) “Blue Cards” to provide evidence of insurance meeting the liability requirements. Where applicable, all of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

The IMO has also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention,” which imposes liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime. We maintain insurance in respect of our ships that satisfies these requirements.

Non-compliance with the ISM Code or with other IMO regulations may subject a ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports, including United States and European Union ports.

The Maritime Labour Convention (“MLC”) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session in 2006, which established minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, whilst amendments were approved by the International Labour Conference at its 103rd Session in 2014. The convention establishes a single, coherent instrument embodying as far as possible all up to date standards of existing international maritime labour conventions and recommendations, as well as the fundamental principles to be found in other international labour conventions.

United States

Oil Pollution Act and CERCLA

Our operations are subject to the Oil Pollution Act (“OPA”), which established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes liability on owners and operators of ships for cleanup and natural resource damages from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean up costs and other damages arising from oil spills from their ships. Effective March 23, 2023, OPA will increase the limit of liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,500 per gross ton or $21.5 million per double hull ship and continue to permit individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships over 300 gross tons carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship over 300 gross tons.

These limits of liability do not apply under certain circumstances, however, such as where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. In addition, a marine incident that results in significant damage to the environment, such as the Deepwater Horizon oil spill, could result in amendments to these limitations or other regulatory changes in the future. We maintain the maximum pollution liability coverage amount of $1.0 billion per incident for our ships. We also believe that we will be in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our ships will call.

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

Clean Water Act

The U.S. Clean Water Act of 1972 (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency (“EPA”) has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships (“VGP”). To be covered by the VGP, owners of certain ships must submit a Notice of Intent (“NOI”) at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that included numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposes a variety of changes for nonballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, (“VIDA”), enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (“CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL.

The CAA also requires states to adopt State Implementation Plans(“SIPs”), which are designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. Fuel used by vessels operating in the ECA cannot exceed 0.1% (mass by mass) sulfur. As of January 1, 2016, NOx after-treatment requirements also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

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

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (“BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met in 2016, and the convention became effective on September 8, 2017. All our newly delivered ships from 2016 onwards have compliant equipment installed. We have selected one manufacturer to supply the required equipment to be installed at the first dry-dock of all remaining ships. The programme and required funds have been included in our future planning to ensure the fleet remains compliant at all times.

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, adopted in 1996, as amended by the Protocol to the HNS Convention, adopted in April 2010 (“HNS Convention,”) if it enters into force. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”) including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. To date, the HNS Convention has not been ratified by a sufficient number of countries to enter into force.

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

In June 2021, at MEPC 76, MEPC finalized and adopted amendments to the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships and provide important building blocks for future GHG reduction measures. These amendments entered into force on November 1, 2022, and the requirements for EEXI and CII certification came into effect on January 1, 2023. The EEXI, which indicates the energy efficiency of a ship compared to a baseline, will be implemented for existing ships as technical measures to reduce CO2 emissions. The CII will be calculated annually and implemented as an operational carbon intensity measure to benchmark and improve efficiency. The regulations and framework will be rereviewed by MARPOL by January 1, 2026. The European Union has indicated in the past that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine ships. The EU MRV Regulation (Monitoring, Reporting, Verification), entered into force on July 1, 2015, requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions as of January 1, 2018. In the United States, the EPA has adopted regulations under the CAA to limit greenhouse gas emissions from certain mobile sources, although these requirements do not currently apply to greenhouse gas emissions from ships. In addition, the Paris Agreement, which entered into force on November 4, 2016, established a framework for reducing global greenhouse gas emissions, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls in the future. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted or amended at the international level that restricts emissions of greenhouse gases could require us to make significant expenditures that we cannot predict with certainty at this time.

We believe that LNG carriers, which have the inherent ability to burn natural gas to power the ship, and in particular LNG carriers like certain of our vessels that utilize fuel-efficient diesel electric propulsion, can be considered among the cleanest of large ships in terms of emissions and very adaptable to the usage of newly developed lower and/or zero emission fuels.

Ship Security Regulations

A number of initiatives have been introduced in recent years intended to enhance ship security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”) was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard ships operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on ships and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, (“ISPS Code”). Among the various requirements are:

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

For any tax year in which we are not entitled to the exemption under Section 883, we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of “effectively connected income” below) for those years. For 2022, our U.S. source gross transportation tax was $1.5 million. In addition, our U.S. Source International Transportation Income that is considered to be “effectively connected” with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings “effectively connected” with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

As of February 28, 2023, we have 17 subsidiaries, one is incorporated in the Marshall Islands, one is incorporated in Malta and 15 are incorporated in Bermuda. Of our subsidiaries, 12 own vessels in our fleet. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

Overview

Since our IPO in May 2014, we have been an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 12 wholly owned LNG carriers, nine vessels with modern TFDE propulsion technology and three Steam vessels. In addition, GasLog Partners has leased back under two bareboat charters (a) for a period of five years one TFDE vessel sold to CBDL in October 2021 and (b) until the middle of 2025 one Steam vessel sold to another unrelated party in October 2022.

All of our vessels were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner. All vessels have fixed charter terms expiring between April 2023 and March 2029. Five of our vessels currently operate under long-term time charters (defined as charters with initial duration of more than three years) and nine vessels trade in the short-term spot market (defined as vessels under contracts with initial duration of less than three years). On redelivery, if the charterers do not exercise any extension option, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters.

We believe that the actions taken to prioritize balance sheet strength, deleveraging and lowering our cash break- evens will position the Partnership to take advantage of growth opportunities in the future. In the future, we may acquire additional LNG carriers from GasLog (based on the options and other rights we have), as described below, and we may consider whether to acquire vessels or other LNG infrastructure assets from shipyards or other owners. However, we cannot assure you that we will make any particular acquisition, renew our fleet or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire additional LNG carriers or other LNG infrastructure assets will be dependent upon our ability to raise additional equity and debt financing.

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

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

●	Our owned and bareboat fleet consists of 14 LNG carriers. We have nine vessels operating in the short-term spot market (defined as vessels under contracts of an initial duration of less than three years). We continue to pursue opportunities for new multi-year charters with third parties for all these vessels, but we may have difficulty in securing new charters at attractive rates and durations. We currently expect these vessels to operate in the spot market for a potentially significant period of time. The spot market is highly competitive and subject to significant fluctuations in utilization and charter rates. Furthermore, advances in LNG carrier technology and the relatively large number of new, modern vessels ordered in the last recent years may negatively impact our ability to recharter our vessels trading in the spot and short-term market on attractive rates and may result in lower charter rates and lower levels of utilization for our Steam vessels in particular. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel and we will be required to pay expenses necessary to maintain the vessel in proper operating condition as well as to service the debt attached to that vessel.
●	Our future capital needs are uncertain and we may need to raise additional funds in the future. We may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet, fund our operations, meet our debt service obligations and pay distributions to our common and preference unitholders. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, the cost of maintaining our existing fleet, the cost of retrofitting or modifying existing ships as a result of technological advances, changes in applicable environmental or other regulations or standards, customer requirements or otherwise. Despite the fact that we currently have no debt maturities until 2024, our ability to obtain bank financing or to access the debt or equity capital markets may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions that are beyond our control. If we raise additional funds by issuing equity or equity- linked securities, our unitholders may experience dilution or reduced distributions per unit. Inability to secure bank financing or access the capital markets could have a material adverse effect on our business, or financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.
●	While our revenues are variable as a function of the utilization and earnings of our vessels trading in the spot and short-term market and under variable rate charters, our costs are largely of a fixed nature. In 2022, 49% of our revenues were earned under long-term charters with an initial duration of more than three years. In 2023, this percentage will be 41%, assuming that we do not enter into any new long-term charters. Our revenues are likely to be more volatile than has historically been the case when substantially all of our fleet operated under such long-term charters. On the other hand, the majority of our costs, comprising vessel operating costs, general and administrative expenses and the costs of servicing our debt, are largely fixed in nature. Consequently, our results of operations and cash flows are likely to be increasingly volatile as a function of the growing share of our revenues which are exposed to the fluctuations of utilization and charter rates in the spot and short-term market.

Industry Overview and Trends

Energy Prices

As referenced in “Item 3. Key Information—Risk Factors”, oil prices, as measured by the spot price of Brent crude oil continued to increase throughout 2022, peaking at above $120 per barrel on two occasions during the middle of the year but then declined once more to close the year flat at about $80 per barrel. Oil prices were affected by the uncertainty surrounding COVID-19 recovery which would be supportive of additional demand, but demand remained constrained due to recession fears and China’s continued zero COVID-19 policy. Oil prices were also impacted by the Russia-Ukraine conflict and the oil price cap which could significantly disrupt crude oil and oil product markets. In addition, the Organization of Petroleum Exporting Countries (“OPEC”) supported current prices by limiting production through production quotas.

This combination of factors has led to volatile oil prices in 2022, influenced primarily by exogenous factors that are likely to continue impacting the oil market in 2023. The year ended in Brent crude oil at about $80 per barrel (December 21, 2022), only marginally higher than twelve months ago at about $79.8 per barrel (December 31, 2021), despite rising to a peak of nearly $128 per barrel during 2022.

Global natural gas prices set new record high levels in many parts of the world during 2022. Specifically, natural gas prices in the import regions of Europe, as measured by the Title Transfer Facility (“TTF”), peaked at approximately $160 per million British Thermal Units (“MMBtu”) in August and averaged approximately $41 per MMBtu during the year while in Asia, the Japan Korea Marker (“JKM”) set a new record of approximately $70 per MMBtu in August and averaged approximately $34 per MMBtu in 2022. Meanwhile, gas prices in the United States, as measured by the Henry Hub (“HH”) benchmark, also set a new record in response to increased demand for United States LNG by Europe rising to about $9.5 per MMBtu in August with an average of $6.5 per MMBtu in 2022.

The conflict between Russia and Ukraine, the gradual reduction of pipeline flows to Europe reaching a disruption of more than 90% of pipeline flows and sabotage of the Nordstream pipelines combined with European inventories at the end of the winter season (March 31, 2022) 10% below average levels, resulted in a rush to purchase LNG in order to refill inventories before the winter. Success in refilling inventories to above 95% before the start of the winter season for 2022-2023, as well as continued mild weather in Northern Europe has resulted in LNG prices falling from the peak to just above $33 per MMBtu. The response in Asia was more muted as energy producers switched to coal in response to high gas prices while China’s COVID-19 restrictions were still in force throughout 2022 thus reducing energy demand and allowing excess gas to flow to Europe. The outlook for 2023 will depend mostly on the impact of weather on both Europe and Asia as this will directly impact the size of flows to Europe and its ability/need to refill inventories.

While the majority of LNG volumes are sold under long-term contracts with prices linked to the price of crude oil, we believe that the difference in delivered gas prices between import markets in Asia and the Atlantic Basin and export costs from the U.S. is a significant driver of spot LNG trade, as the differential incentivizes natural gas marketers and buyers to ship LNG over longer distances. This dynamic held true and is expected to be re-established in the long-term but in 2022 has been superseded by the continued interest of charterers to secure long-term charters for existing vessels. This trend began in 2021 but defined the 2022 chartering market due to charterers’ preference to be long shipping in order to not be exposed to a volatile market and to ensure sufficient tonnage to service their own volumes as well as any profitable opportunities that may arise.

LNG Supply

Supply for 2022 is forecast to be 403.5 million tonnes (“mt”), an increase of 17.5 mt or approximately 4.5% over 2021, according to Wood Mackenzie. The U.S. led supply growth in 2022, up by approximately 6.5 mt or 9.3% year-over-year due to high export utilization, the startup of the Calcasieu Pass project and despite the Freeport outage since June 2022 due to a fire.

Meanwhile, some exporters such as Nigeria, Algeria, Angola and the UAE have faced declines of export levels and Wood Mackenzie estimates approximately 17.5 mt of lost LNG output due to planned or unplanned maintenance globally. Norway reversed the negative trend as it continues to recover from the fire that impacted its exports registering a 2.7 mt up from 0 flows in 2021. Wood Mackenzie also estimates 15.5 mt of LNG supply growth in 2023 or 3.8% year-over-year.

During 2022, 28.0 mt of new LNG liquefaction projects reached FID according to Wood Mackenzie with at least another 100.0 mt expected to take FID before the end of 2024. Should any further projects take FID, incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Demand

For the full year 2022, LNG demand was 393.4 mt compared to 372.1 mt for the full year 2021, an increase of 6%, according to Wood Mackenzie. Demand growth in 2022 was led by Europe where demand grew approximately 44.3 mt or 56.8% due to pipeline disruptions. Due to the limited supply of LNG and the increased demand, the increased flows to Europe were balanced by reduced flows to Asia Pacific amounting to about 16.7 mt or 6.1% year-over-year. Wood Mackenzie forecasts global LNG demand growth of 8.7 mt or 2% year-over-year in 2023.

LNG Shipping Rates and Chartering Activity

In the LNG shipping spot market, TFDE headline rates, as reported by Clarkson’s, averaged $139,158 per day in 2022, a 46% increase year-on-year. This was mostly influenced by the early seasonal peak with rates crossing the $200,000 per day in late September and crossing the $400,000 per day mark soon after in mid October. This was motivated by the race for charterers to charter in independent vessels leaving none available in the spot market but also their reticence to release tonnage from their portfolios, preferring inefficiency to risking the security of their own cargos. This combined with speculative storage targeting the contango in Europe and congestion at import terminals due to increased LNG flows led to a significant lack of available vessels, which supercharged rates. Once LNG inventories in Europe were full, the continued Freeport outage as well as outages in Nigeria and Asia resulted in additional vessels being open in the market leading to a rapid decline.

The highlight of the 2022 market, however, was the term market for both existing TFDEs and existing Steam vessels, averaging respectively about $131,000 per day for TFDEs and $63,200 per day for Steam vessels for period of one year as reported by Clarkson’s. As indicated earlier this was motivated by the geopolitical events, surge in demand for LNG but also uncertainty. Only independent vessels were able to capitalize on this market given that they were the only ones able to give the duration and delivery/redelivery flexibility that sublets are unable to provide due to internal schedules. As a result, demand for these vessels surged with many vessels being fixed for periods longer than one year reaching up to three or more years in some cases at strong rates, leading to no available independent vessels in the spot market fairly early in the winter season. In order to circumvent this issue many charterers began seeking coverage for 2023 as early as November with vessels being forward fixed between the first and third quarter of 2023. This is likely to exacerbate the scarcity of independent vessels and could see a continuation of the existing trend in 2023.

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

Global LNG Fleet

According to Poten, as of January 31, 2023, the global fleet of dedicated LNG carriers (>100,000 cbm) consisted of 606 vessels with another 288 LNG carriers on order, of which only 22 vessels (or 7.6%) do not have multi-year charters. Poten estimates that a total of 34 LNG carriers are due to be delivered in 2023. In 2022, a record 174 orders for LNG carriers were placed, as estimated by Poten. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or FSUs and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

The statements in this “Industry Overview and Trends” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—D. Risk Factors” of this annual report.

A.Operating Results

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

●	the supply and demand for LNG shipping services and the number of vessels available in the short-term or spot LNG carrier charter market;
●	our ability to secure future employment, at economically attractive rates, for our nine vessels operating in the short-term spot market;
●	our ability to raise, on acceptable terms, the equity and debt financing required to fund the growth/renewal of our fleet by accessing the drop-down pipeline at GasLog and/or by acquiring LNG infrastructure assets from third parties;
●	our ability to obtain acceptable financing in respect of our capital and refinancing commitments;
●	our ability to maintain good working relationships with our customers and our ability to increase the number of our customers through the development of new working relationships;
●	the performance of our charterers;
●	the effective and efficient technical and operational management of our ships;
●	our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers’ requirements; and
●	economic, regulatory, political and governmental conditions that affect the LNG and LNG shipping industries, which include geopolitical factors such as the imposition of trade tariffs and changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply and demand.

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

Depreciation

We depreciate the cost of our ships on the basis of two components: a vessel component and a dry-docking component. The vessel component is depreciated on a straight-line basis over the expected useful life of each ship, based on the cost of the ship less its estimated residual value. We estimate the useful lives of our ships to be 35 years from the date of delivery from the shipyard. Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT, which represents our estimate of the market value of the ship if it was already at the end of its useful life. We review scrap rates on an annual basis, and may revise the rates in response to changing market conditions.

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

Gain/loss on Disposal

Gain/loss on disposal is determined by comparing proceeds from disposal with the carrying amount of a vessel and is included in our consolidated statements of profit or loss.

Financial Costs

We incur interest expense on the outstanding indebtedness under our credit facilities and the swap arrangements, if any, that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our credit facilities and foreign exchange differences on cash, while all other foreign exchange differences are classified in General and Administrative Expenses.

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

Year ended December 31, 2021 compared to the year ended December 31, 2022

	2021	2022	Change

	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	326,142	371,034	44,892
Voyage expenses and commissions	(6,863)	(6,756)	107
Vessel operating costs	(75,333)	(72,363)	2,970
Depreciation	(85,493)	(87,490)	(1,997)
General and administrative expenses	(13,362)	(17,509)	(4,147)
(Loss)/ gain on disposal of vessels	(630)	171	801
Impairment loss on vessels	(103,977)	(32,471)	71,506
Profit from operations	40,484	154,616	114,132
Financial costs	(37,297)	(47,639)	(10,342)
Financial income	43	2,363	2,320
Gain on derivatives	2,496	9,646	7,150
Profit for the year	5,726	118,986	113,260

During the year ended December 31, 2021, we had an average of 15.0 vessels operating in our owned and bareboat fleet having 5,320 available days while during the year ended December 31, 2022, we had an average of 14.7 vessels operating in our owned and bareboat fleet having 5,362 available days.

Revenues: Revenues increased by $44.9 million, or 13.8%, from $326.1 million for the year ended December 31, 2021 to $371.0 million for the year ended December 31, 2022. The increase of $44.9 million is mainly attributable to a net increase in revenues from our vessels operating in the spot and short-term markets in the year ended December 31, 2022, in line with the continued strength of the LNG shipping spot and short-term markets. This increase was partially offset by a decrease in revenues due to the sale of the Methane Shirley Elisabeth in the third quarter of 2022. As a result, the average daily hire rate increased from $62,265 for the year ended December 31, 2021 to $69,756 for the year ended December 31, 2022.

Voyage Expenses and Commissions: Voyage expenses and commissions decreased by $0.1 million, or 1.4%, from $6.9 million for the year ended December 31, 2021 to $6.8 million for the year ended December 31, 2022. The decrease in voyage expenses and commissions is mainly attributable to a decrease in bunker consumption costs due to the increased utilization of our spot fleet in the year ended December 31, 2022, as compared to the year ended December 31, 2021, partially offset by an increase in broker commissions, in line with the increase in revenues.

Vessel Operating Costs: Vessel operating costs decreased by $2.9 million, or 3.9%, from $75.3 million for the year ended December 31, 2021 to $72.4 million for the year ended December 31, 2022. The decrease in vessel operating costs is mainly attributable to a more favorable EUR/USD exchange rate in the year ended December 31, 2022 compared to the same period in 2021, and the sale of the Methane Shirley Elisabeth in the third quarter of 2022, partially offset by the in-house management of the Solaris (after redelivery into our managed fleet on April 6, 2022). As a result, daily operating costs per vessel (after excluding calendar days for the Solaris, for the period until April 6, 2022, during which the operating costs were covered by the charterers) decreased from $14,742 per day during the year ended December 31, 2021 to $13,726 per day during the year ended December 31, 2022.

General and Administrative Expenses: General and administrative expenses increased by $4.1 million, or 30.6%, from $13.4 million for the year ended December 31, 2021 to $17.5 million for the year ended December 31, 2022. The increase in general and administrative expenses is mainly attributable to an increase of $3.8 million in administrative services fees, in connection with the increase in the annual fee per vessel payable to GasLog Ltd. compared to the prior year (approximately $0.3 million per vessel per year), which was partially offset by a decrease in administrative fees due to the sale of the Methane Shirley Elisabeth in the third quarter of 2022. As a result, daily general and administrative expenses increased from $2,441 per vessel ownership day for the year ended December 31, 2021 to $3,262 per vessel ownership day for the year ended December 31, 2022.

Impairment Loss on Vessels: Impairment loss on vessels was $104.0 million for the year ended December 31, 2021 and $32.5 million for the year ended December 31, 2022. The impairment loss for the year ended December 31, 2021 was recognized as of December 31, 2021 with respect to all five of the Partnership’s Steam vessels, after concluding that events and circumstances triggered the existence of potential impairment of Steam vessels on that date and was the result of the reduced expectations of the rates at which we could expect to secure term employment for the remaining economic lives of those vessels, and significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel efficient LNG carriers to the global fleet. In the year ended December 31, 2022, an impairment loss of $28.0 million was recognized pursuant to the reclassification of two of our Steam vessels as held for sale and remeasurement of their carrying amounts as of June 30, 2022. Also, as of December 31, 2022, an additional impairment loss of $4.4 million was recognized with respect to two additional Steam vessels since events and circumstances triggered the existence of potential impairment of Steam vessels on that date as a result of the continuous decline in the fair values of Steam vessels, driven by reduced market expectations of the long-term rates for these older technology vessels, combined with potential costs of compliance with environmental regulations applicable from 2023 onwards.

Financial Costs: Financial costs increased by $10.3 million, or 27.6%, from $37.3 million for the year ended December 31, 2021 to $47.6 million for the year ended December 31, 2022. The increase in financial costs is mainly attributable to an increase of $10.8 million due to the higher interest rates in the year ended December 31, 2022 as compared to the year ended December 31, 2021. During the year ended December 31, 2021, we had an average of $1,229.5 million of outstanding indebtedness, with a weighted average interest rate of 2.4%, compared to an average of $1,029.7 million of outstanding indebtedness with a weighted average interest rate of 3.9% during the year ended December 31, 2022.

Gain on derivatives: Gain on derivatives increased by $7.1 million, from $2.5 million for the year ended December 31, 2021 to $9.6 million for the year ended December 31, 2022. The increase is attributable to a decrease of $5.4 million in realized loss on derivatives held for trading and an increase of $1.7 million in unrealized gain from the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss.

Profit for the Year: There was a decrease of $113.3 million, from a profit of $5.7 million for the year ended December 31, 2021 to a profit of $119.0 million for the year ended December 31, 2022, as a result of the aforementioned factors.

Year ended December 31, 2020 compared to the year ended December 31, 2021

For a discussion of our results for the year ended December 31, 2020 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2020, compared to the year ended December 31, 2021” contained in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 1, 2022.

Customers

For the year ended December 31, 2022, 44% of our revenues derived from subsidiaries of Shell and 35% from LNG majors/ traders, with the remaining revenues derived from various other charterers.

Seasonality

The revenues of our vessels employed under long-term charter arrangements, were not significantly impacted by seasonal trends during the year ended December 31, 2022. However, our nine vessels trading in the short-term spot market (defined as vessels under contracts of an initial duration of less than three years) are subject to seasonality in spot rates which has been evident in the LNG shipping market during 2022. To the extent that more of our vessels cease to be employed under long-term charter arrangements

(defined as charters with an initial duration of more than three years) in the future, there will likely be some additional seasonality in our revenues.

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

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. On November 3, 2017 and February 26, 2019, the size of the ATM Programme was increased to $144.0 million and to $250.0 million, respectively. During the year ended December 31, 2022, GasLog Partners did not issue any common units under the ATM Programme. Since the commencement of the ATM Programme through December 31, 2021, GasLog Partners has issued and received payment for a total of 8,486,705 common units, with cumulative gross proceeds of $133.6 million at a weighted average price of $15.75 per unit and net proceeds of $132.4 million, after broker commissions.

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

In March 2021, the Partnership established a preference unit repurchase programme (the “Repurchase Programme”), which authorized the repurchase of preference units through March 31, 2023. In the year ended December 31, 2022, GasLog Partners repurchased and cancelled 665,016 Series A Preference Units, 639,189 Series B Preference Units and 669,406 Series C Preference Units at a weighted average price of $24.64, $25.11 and $24.96 per preference unit for Series A, Series B and Series C, respectively. The aggregate amount repaid during the year for repurchases of preference units was $49.2 million, including commissions. Since inception of the Repurchase Programme through December 31, 2022, GasLog Partners repurchased and cancelled 665,016 Series A Preference Units, 1,103,618 Series B Preference Units and 938,955 Series C Preference Units at a weighted average price of $24.64, $25.01 and $25.03 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $67.6 million including commissions.

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

On September 14, 2022, GasLog Partners completed the sale of the Methane Shirley Elisabeth to an unrelated third party for a gross sale price of approximately $54.0 million. The sale resulted in the recognition of a loss on disposal of $0.2 million. The outstanding indebtedness of $32.2 million associated with the vessel was prepaid pursuant to its sale.

On October 31, 2022, GasLog Partners’ subsidiary, GAS-twenty one Ltd. completed the sale and leaseback of the Methane Heather Sally. The vessel was sold to an unrelated third party for a gross cash consideration of $50.0 million. GasLog leased back the vessel under a bareboat charter until the middle of 2025 with no repurchase option or obligation. The existing loan facility advance of the specified vessel was terminated, releasing approximately $17.0 million of incremental liquidity (net sale proceeds less debt prepayment) to the Partnership.

As of December 31, 2022, we had in place four interest rate swap agreements at a notional value of $133.3 million in aggregate, maturing between 2024 and 2025. As a result of its hedging agreements, the Partnership had hedged 14.3% of its floating interest rate exposure on its outstanding debt (excluding the lease liability) as of December 31, 2022, at a weighted average interest rate of approximately 3.1% (excluding margin).

As of December 31, 2022, we had $198.1 million of cash and cash equivalents, of which $57.2 million was held in current accounts and $140.9 million was held in time deposits with an original duration of less than three months. An additional amount of $25.0 million of time deposits with an original duration of greater than three months was classified under short-term cash deposits.

Under our existing charters as of December 31, 2022, we had contracted revenues of $339.9 million for 2023 and $388.8 million thereafter. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, to meet their obligations under these charters.

As of December 31, 2022, we had an aggregate of $921.9 million of indebtedness outstanding under our credit facilities of which $90.4 million was repayable within one year, and an aggregate of $62.6 million of lease liabilities mainly related to the sale and leasebacks of the GasLog Shanghai and the Methane Heather Sally, of which $17.4 million was repayable within one year.

Working Capital Position

As of December 31, 2022, our current assets totaled $243.0 million and current liabilities totaled $177.2 million, resulting in a positive working capital position of $65.8 million.

Cash Flows

Year ended December 31, 2021 compared to the year ended December 31, 2022

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2021	2022	Change

	(in thousands of U.S. dollars)
Net cash provided by operating activities	233,386	277,744	44,358
Net cash provided by investing activities	98,169	76,410	(21,759)
Net cash used in financing activities	(289,761)	(302,251)	(12,490)

Net Cash provided by Operating Activities:

Net cash provided by operating activities increased by $44.3 million, from $233.4 million in the year ended December 31, 2021 to $277.7 million in the year ended December 31, 2022. The increase of $44.3 million is mainly attributable to an increase of $44.9 million in revenues.

Net Cash provided by Investing Activities:

Net cash provided by investing activities decreased by $21.8 million, from $98.2 million in the year ended December 31, 2021 to $76.4 million in the year ended December 31, 2022. The decrease of $21.8 million is attributable to a decrease of $25.0 million in net cash from short-term cash deposits, a decrease of $15.6 million in proceeds from sale and sale and leaseback transactions, net of commissions, partially offset by a decrease in payments for tangible fixed asset additions and right of use assets of $16.9 million and an increase in financial income received of $1.9 million.

Net Cash used in Financing Activities:

Net cash used in financing activities increased by $12.5 million, from $289.8 million in the year ended December 31, 2021 to $302.3 million in the year ended December 31, 2022. The increase of $12.5 million is attributable to an increase of $30.9 million in cash used for repurchases of preference units, a decrease in proceeds from equity raisings and issuance of general partner units of $10.2 million, an increase of $10.0 million in payments for lease liabilities (principal portion) and an increase of $0.8 million in interest paid, partially offset by a decrease of $36.6 million in bank loan repayments and a decrease of 2.8 million in distributions paid.

Borrowing Activities

Credit Facilities

Below is a summary of certain provisions of the Partnership’s credit facilities outstanding as of December 31, 2022:

							Payment of
			Outstanding	Available			Principals
		Subsidiary Party	Principal	Undrawn			Installments
Facility Name	Lender(s)	(Collateral Ship)	Amount	Amount	Interest Rate	Maturity	Schedule
The Assumed October 2015 Facility	Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export-Import Bank of Korea, Bank of America, National Association, BNP Paribas, Sea Bridge Finance Limited, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB HANA Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Société Générale and The Korea Development Bank	GAS-eleven Ltd. (GasLog Greece), GAS-twelve Ltd. (GasLog Glasgow), GAS-thirteen Ltd. (GasLog Geneva), GAS-fourteen Ltd. (GasLog Gibraltar)	$360.7 million	N/A	LIBOR + applicable margin	2028

GAS-eleven Ltd.: 6 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until March 2028.

GAS-twelve Ltd.: 6 consecutive semi-annual installments of $5.8 million, a balloon payment due in 2026 of $36.3 million and thereafter 4 consecutive semi-annual installments of $4.2 million until June 2028.

GAS-thirteen Ltd.: 7 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until September 2028.

GAS-fourteen Ltd.: 7 consecutive semi-annual installments of $5.7 million, a balloon payment due in 2026 of $35.8 million and thereafter 4 consecutive semi-annual installments of $4.2 million until October 2028.

The 2019 GasLog Partners Facility	Credit Suisse AG, Nordea Bank Abp, filial i Norge, Iyo Bank Ltd., Singapore Branch and Development Bank of Japan, Inc.	GAS-four Ltd. (GasLog Santiago), GAS-five Ltd. (GasLog Sydney), GAS-sixteen Ltd. (Methane Rita Andrea), GAS-seventeen Ltd. (Methane Jane Elizabeth)	$250.3 million	Nil	LIBOR + applicable margin	2024	5 consecutive quarterly installments of $5.8 million and a balloon amount of $221.3 million together with the final quarterly reduction
The GasLog Partners $260.3M Facility	BNP Paribas, Credit Suisse AG, Alpha Bank S.A. and Development Bank of Japan, Inc.	GAS-seven Ltd. (GasLog Seattle), GAS-eight Ltd. (Solaris)	$193.8 million	N/A	LIBOR + applicable margin	2025	6 equal semi-annual installments of $6.2 million, with a final balloon amount of $156.7 million payable concurrently with the last installment in July 2025
The GasLog Partners $193.7M Facility	DNB Bank ASA, ING Bank N.V.	GAS-nineteen Ltd. (Methane Alison Victoria), GAS-twenty seven Ltd. (Methane Becki Anne)	$126.4 million	N/A	SOFR + applicable margin	2025	6 equal semi-annual installments of $6.2 million beginning in January 2021, with a final balloon amount of $88.9 million payable concurrently with the last installment in July 2025

Securities, Covenants and Guarantees

The credit agreements are secured as follows:

●	first priority mortgages over the ships owned by the respective borrowers;
●	in the case of the 2019 GasLog Partners Facility, the GasLog Partners $260.3M Facility and the GasLog Partners $193.7M Facility, guarantees from the Partnership and the Partnership’s subsidiary GasLog Partners Holdings, and in the case of the Assumed October 2015 Facility, guarantees from the Partnership and GasLog Partners Holdings up to the value of the commitments relating to the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar and guarantees from GasLog and GasLog Carriers for up to the value of the commitments on the remaining vessels;
●	a pledge or a negative pledge of the share capital of the respective borrower; and
●	a first priority assignment of all earnings and insurance related to the ships owned by the respective borrower.

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

The Partnership, as corporate guarantor is also subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

●	the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45.0 million;
●	total indebtedness divided by total assets must be less than 65.0%;
●	the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The Assumed October 2015 Facility also imposes specified financial covenants that apply to GasLog and its subsidiaries on a consolidated basis:

●	net working capital (excluding the current portion of long-term debt) must be not less than $0;
●	total indebtedness divided by total assets must not exceed 75.0%;
●	the ratio of EBITDA over debt service obligations as defined in the GasLog guarantees (including interest and debt repayments, but excluding any prepayments) on a trailing 12 months basis must be not less than 110.0%; the ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110.0% when cash and cash equivalents and short-term investments are at least $110.0 million;

●	the aggregate amount of cash and cash equivalents and short-term investments must be not less than $75.0 million; and
●	GasLog’s market value adjusted net worth must at all times be not less than $350.0 million.

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

On October 26, 2021, GAS-three Ltd. was released from its liabilities following the sale and leaseback of the GasLog Shanghai to CDBL and the prepayment of $97.0 million.

GasLog Partners $260.3M Facility

On July 16, 2020, GasLog Partners entered into a credit agreement of $260.3 million with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above. The purpose of the facility was the refinancing of the outstanding indebtedness of GAS-twenty Ltd.,

GAS-seven Ltd. and GAS-eight Ltd. including the payment of loan fees under this facility. The vessels covered by the GasLog Partners $260.3M Facility are the GasLog Seattle and the Solaris.

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

On September 14, 2022, GAS-twenty Ltd., was released from its liabilities following the sale of the Methane Shirley Elisabeth and the prepayment of $32.2 million.

GasLog Partners $193.7M Facility

On July 16, 2020, GasLog Partners entered into a credit agreement of $193.7 million with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above. The purpose of the facility was to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. and for general corporate purposes. The vessels covered by the GasLog Partners $193.7M Facility were the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne.

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

In July 2022, pursuant to a “margin reset clause” included in the GasLog Partners $193.7M Facility, which required the Lenders and GAS-nineteen Ltd., GAS-twenty one Ltd., and GAS-twenty seven Ltd. to renegotiate the facility’s margin, it was agreed that the margin would remain unchanged and the facility would be transitioned from the six-month LIBOR to the three-month CME Term SOFR Reference Rate as administered by CBA, effective July 21, 2022.

On October 31, 2022, GAS-twenty one Ltd. was released from its liabilities following the sale and leaseback of the Methane Heather Sally to an unrelated party and the prepayment of $32.9 million.

In February 2023, the transition documentation to transition the 2019 GasLog Partners Facility to a SOFR rate was also signed. We are in discussions with the agents and lenders to transition the Assumed October 2015 Facility to a SOFR rate and we currently expect to enter into definitive documentation to transition the GasLog Partners $260.3M Facility to a SOFR rate in March 2023.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures in Relation to Vessel Acquisitions

As of December 31, 2022, there are no commitments for capital expenditures related to our fleet with respect to vessel acquisitions. In the event we decide to exercise our options to purchase additional ships from GasLog, we expect to finance the costs with cash from operations and a combination of debt and equity financing, if available on acceptable terms.

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

As of June 30, 2022, the Partnership had entered into an agreement to sell the Steam vessel Methane Shirley Elisabeth and was actively pursuing to enter into an agreement for the sale and leaseback of another Steam vessel, the Methane Heather Sally, with both transactions completed by the end of 2022. As of June 30, 2022, the two Steam vessels were deemed to have met the criteria to be reclassified as “Vessels held for sale” and were remeasured at the lower of their carrying amounts and fair values less costs to sell as of the same date, resulting in the recognition of an aggregate impairment loss of $28.0 million.

As of December 31, 2022, a number of negative indicators such as the continuous decline of the charter-free market values of the Partnership’s Steam vessels, as estimated by ship brokers, driven by reduced market expectations of the long-term rates at which the Partnership could expect to secure term employment for the remaining economic lives of the Steam vessels, combined with potential costs of compliance with environmental regulations applicable from 2023 onwards, continued to influence management’s strategic decisions and prompted the Partnership to conclude that events and circumstances triggered the existence of potential impairment of Steam vessels, with no impairment indicators identified with respect to the remaining owned and bareboat fleet.

The Partnership performed an impairment assessment for the Steam vessels by calculating each vessel’s value in use applying the “expected cash flow” approach, i.e. using all expectations about possible cash flows instead of the single most likely cash flow (“traditional approach”). The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for our Steam vessels. As of December 31, 2022, the Partnership’s management established its expectations for recovering each Steam vessel’s carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) post expiry of its charter party agreement currently in effect. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management’s established strategic goals and tactical objectives with respect to vessels’ operation and residual value risk management. In both scenarios, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates. The assumptions that the Partnership used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including vessel management costs), residual values, fair values less costs to sell and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimates of long-term charter rates for non-contracted revenue days and the discount rate.

Revenue assumptions were based on contracted time charter rates up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet’s historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2022, (iii) historical average time charter rates, based on publications by independent third party maritime research services (“maritime research publications”), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) management’s internal assessment of long-term charter rates achievable by each class of vessel.

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

We used an annual operating expenses escalation factor equal to 1% based on historical data and experience, as well as expectations of future inflation on operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for our depreciation policy. All estimates used and assumptions made were in accordance with our internal budgets and historical experience of the shipping industry, taking into account the effect of observable inflationary pressures as of December 31, 2022.

In our impairment assessment as of December 31, 2022, the rate used to discount future estimated cash flows to their present values was 8.4% (7.5% as of December 31, 2021). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties, as applicable to each probable outcome.

The recoverable amounts (values in use) for two of the three Steam vessels calculated as per above were lower than the respective carrying amounts of those vessels and, consequently, an impairment loss of $4.4 million was recognized as of December 31, 2022.

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2021 and December 31, 2022, after giving effect to an aggregate impairment charge of $104.0 million recorded against five Steam vessels for the year ended December 31, 2021 and an aggregate impairment charge of $32.5 million recorded against four Steam vessels for the year ended December 31, 2022.

				Carrying values(1)
				(in thousands of U.S. dollars)
		Cargo capacity	Acquisition	December 31,	December 31,
Vessel	Built Date	(cbm)	cost	2021	2022
GasLog Shanghai(2)	January 2013	155,000	189,619	81,651	64,730
GasLog Santiago(5)	March 2013	155,000	189,560	153,826	148,626
GasLog Sydney(3)	May 2013	155,000	195,947	161,168	155,516
GasLog Seattle(3)	December 2013	155,000	201,738	158,463	152,525
Solaris(5)	June 2014	155,000	202,163	161,578	156,867
Methane Rita Andrea(4)	April 2006	145,000	156,613	67,697	64,256
Methane Jane Elizabeth(4)	June 2006	145,000	156,613	70,149	65,408
Methane Alison Victoria(4)	May 2007	145,000	156,610	71,587	64,992
Methane Shirley Elisabeth(2)	March 2007	145,000	156,599	69,069	—
Methane Heather Sally(2)	June 2007	145,000	156,599	75,964	28,428
Methane Becki Anne(3)	September 2010	170,000	232,334	189,654	181,501
GasLog Greece(3)	March 2016	174,000	209,195	176,980	171,171
GasLog Glasgow(3)	June 2016	174,000	208,532	177,640	172,117
GasLog Geneva(3)	September 2016	174,000	203,975	175,192	169,401
GasLog Gibraltar(3)	October 2016	174,000	203,835	175,527	169,779
Total			$2,819,932	$1,966,145	$1,765,317
(1)	Our owned and bareboat vessels are stated at carrying values (see Note 6 and Note 7 to our consolidated financial statements included elsewhere in this annual report). An aggregate impairment loss of $104.0 million was recorded for the year ended December 31, 2021. An aggregate impairment loss of $32.5 million was recorded for the year ended December 31, 2022.
(2)	Indicates vessels which have been remeasured at the lower of their carrying amounts and fair values less costs to sell, pursuant to sale or sale and leaseback agreements with third parties. In the year ended December 31, 2022, an impairment loss of $28.0 million was recognized with respect to the sale of the Methane Shirley Elisabeth and the sale and leaseback of the Methane Heather Sally. Each vessel sold and leased-back is recognized as a right-of use asset at an amount equal to the proportion of its previous carrying amount that reflects the right-of-use retained. No impairment indicators were identified with respect to such assets as of December 31, 2022.
(3)	Indicates our TFDE vessels for which, as of December 31, 2022, the basic charter-free market value is lower than the vessel’s carrying value but no impairment indicators were identified for these vessels as described above. The aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $105.3 million as of December 31, 2022.
(4)	Indicates our Steam vessels for which, as of December 31, 2022, the basic charter-free market value is lower than the vessel’s carrying value and impairment indicators were identified for these vessels as described above. After the recognition of an impairment loss of $4.4 million with respect to the Methane Jane Elizabeth and the Methane Alison Victoria, the aggregate carrying value of the three vessels exceeds their aggregate basic charter-free market value by $17.7 million as of December 31, 2022.
(5)	Indicates vessels for which, as of December 31, 2022, the basic charter free market value is higher than the vessel’s carrying value.

As a result of its impairment assessments for the year ended December 31, 2022, the Partnership recognized an aggregate non-cash impairment loss of $32.5 million on four Steam vessels built in 2006 and 2007 and determined there was no impairment (or reversal of impairment) for its remaining owned and bareboat on-the-water fleet, comprising ten TFDE vessels and one Steam vessel.

In connection with the impairment testing of our Steam vessels as of December 31, 2022, for the Steam vessel with a recoverable amount higher than its carrying amount, we performed a sensitivity analysis, using the most difficult, subjective, or complex assumption that has the potential to affect the outcome of the impairment exercise, which is the average re-chartering hire rate used to forecast future cash flows for non-contracted days. The following table summarizes the average results of the sensitivity analysis that we performed for the Steam vessel for which no impairment loss was recognized.

	Average	Average break‑
	re‑chartering	even re‑chartering	Variance
Vessel	hire rate used(1)	hire rate(2)	(Amount)	Variance (%)
Methane Rita Andrea (3)	$35,179	$28,955	$6,224	18%
(1)	The average re-chartering hire rate used in our impairment testing is the average re-chartering rate based on which we estimated the revenues for the remaining useful life of the respective vessel after the expiry of its contracted period.
(2)	The average break-even re-chartering hire rate is the average of the contracted charter rate that, if used in the discounted projected net operating cash flows of the impairment testing after the expiry of the vessel’s contracted period, would result in discounted total cash flows being equal to the carrying value of the vessel.
(3)	In the year ended December 31, 2021, an impairment loss of $23.2 million was recognized with respect to this vessel.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. We rely solely on the executive officers of GasLog or its applicable affiliate who provide executive officer services for our benefit pursuant to the administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors. The business address for each of our directors and executive officers is 69 Akti Miaouli, 18537 Piraeus, Greece. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: Curtis V. Anastasio, Roland Fisher, Kristin H. Holth and Julian R. Metherell. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Curtis V. Anastasio	66	Chairman of the Board of Directors/Director
Roland Fisher	51	Class I Director
Kristin H. Holth	67	Class III Director
Julian R. Metherell	59	Director
Paolo Enoizi	50	Director/Chief Executive Officer
Achilleas Tasioulas	47	Chief Financial Officer
Konstantinos Karathanos (1)	49	Chief Operating Officer
(1)	Mr. Karathanos was appointed Chief Operating Officer on February 11, 2022.

Our Class I and Class III Directors were elected by our common unitholders and will hold office until the 2025 and 2024 annual meetings of limited partners, respectively. Our other directors were appointed by our general partner in its sole discretion. See “—C. Board Practices”.

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

Roland Fisher was appointed to our board of directors on February 8, 2021. Mr. Fisher is the founder of Gasfin Development, a company recognized for pioneering mid-scale LNG infrastructure in multiple markets. Prior to founding Gasfin, Mr. Fisher was Chief Financial Officer at TGE Marine AG, a UK-listed Company, specializing in cryogenic gas plants for gas carriers. Previously, Mr. Fisher spent 10 years in investment roles at Caledonia Investments and Actis working on a diverse portfolio from natural resources to financial services across Europe, Southern Africa and South America. He started his career in audit with Deloitte in London. Mr. Fisher is a Chartered Accountant (ICAEW), holds an MBA with Distinction from INSEAD, and an MA (Hons) from Edinburgh University.

Kristin H. Holth was appointed to our Board of Directors and a member of our Audit Committee and Conflicts Committee in November 2021. From 2017 to 2020 Ms. Holth served as Executive Vice President and Global Head of Ocean Industries in DNB Bank ASA, Norway’s largest financial services group. Ms. Holth has significant experience in capital markets and funding and has held numerous management positions within DNB, including Global Head of Shipping, Offshore & Logistics for four years and General Manager & Head of DNB Americas for six years. Ms. Holth also holds several board positions, including Independent Director of NYSE & CSE-listed Noble Corp and Maersk Tankers. Ms. Holth also sat on the board of directors of GasLog from September 2020 to June 2021. Ms. Holth holds a Bachelor in Economics and Business Administration from BI Norwegian Business School.

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

Paolo Enoizi was appointed as a director and our CEO on August 1, 2021. Mr. Enoizi joined GasLog Partners LP in August 2019 and was appointed Chief Operating Officer (“COO”) from September 2019 to February 2022. Prior to joining GasLog Partners, Mr. Enoizi was most recently Managing Director of Stolt Tankers BV Rotterdam, a subsidiary of Stolt Nielsen Limited, where he was responsible for the operation of over 100 chemical tankers, 200 people ashore and over 4,000 seafarers. Prior to joining Stolt Nielsen in 2008, Mr. Enoizi was Managing Director of a family-owned ship management company. Mr. Enoizi is a director of HiLo Maritime Risk Management Limited, a not for profit joint industry initiative which uses a predictive mathematical model to enhance shipping industry safety, a council member of Intertanko and a member of the Global Maritime Forum. Mr. Enoizi has a Masters degree in Naval Architecture and Marine Engineering from the University of Genova.

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

Executive Compensation

The services of our executive officers and other employees are provided pursuant to the updated/amended administrative services agreement, under which we pay an annual fee. For 2022, our executive officers were Paolo Enoizi, CEO, Achilleas Tasioulas, CFO, and Konstantinos Karathanos, COO, with the last mentioned having been appointed to the role in February 2022 as a successor to Paolo Enoizi who held both the CEO and COO role from August 2021 to February 2022. We do not pay any of our executive officers any compensation directly. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”. Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our general partner may participate in employee pension and benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our general partner or their affiliates, including plans that may be established in the future. We did not set aside or accrue any amounts in the year ended December 31, 2022 to provide pension, retirement or similar benefits to our senior management.

Compensation of Directors

Each non-management director receives cash compensation for being a member of our board of directors, as well as for being a member or chairperson of a committee. During 2022, non-management directors each received a director fee of $110,000 per year. In addition, members of the audit and conflicts committees each received a committee fee of $25,000 per year whereas the chairpersons of such committees received a fee of $50,000 per year. Our chairman receives an additional chair fee and received director fees totaling $260,000 in 2022. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

We did not set aside or accrue any amounts in the year ended December 31, 2022 to provide pension, retirement or similar benefits to our directors.

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

On April 1, 2022, we granted our executive officers and employees an aggregate of 113,793 restricted common units, with a fair value of $660,000 as of the grant date. These awards vest incrementally with one quarter vesting on each of the two anniversaries of the grant dates and one half vesting on the third anniversary of the grant date, subject to the recipients’ continued service within each vesting period without performance conditions. In the event of early termination of service, any unvested portion will be treated in accordance with the Plan. They may be settled in cash or newly issued units, or a combination thereof, at our discretion.

As of December 31, 2022, we have 380,378 common units reserved for issuance under the Plan (equal to approximately 0.7% of the 51,687,865 common units outstanding).

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

Our board of directors meets regularly throughout the year. In 2022, the board met 11 times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, when required, the board holds sessions without the CEO and executive officers present.

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

This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogmlp.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of any of these documents upon the written request of a unitholder at no cost. Unitholders may direct their requests to the attention of our General Counsel, c/o GasLog LNG Services Ltd., 69 Akti Miaouli, Piraeus, 18537 Greece.

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

We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2022, GasLog employed (directly and through manning agents) approximately 2,204 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as an average of 152 shore-based staff during 2022. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. For GasLog, attracting and retaining motivated, well-qualified seagoing and shore-based personnel is a top priority, and it offers competitive compensation packages and training and development opportunities. Through applied ESG strategy, GasLog is constantly aiming to improve the diversity, equity, and inclusion of its workforce and management team, granting access and engagement to a wide pool of talent. In addition, GasLog provides intensive onboard training for officers and crews intended to instill a culture focused on the highest operational and safety standards. As a result, GasLog has historically enjoyed high retention rates. In 2022, the retention rate was 96.1% for senior seagoing officers, 95.9% for other seagoing officers and 95.4% for shore staff.

Although GasLog has historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRUs has been increasing as the global fleet of LNG carriers and FSRUs continues to grow. This increased demand has, and may continue to, put inflationary cost pressure on ensuring qualified and well-trained crew are available to GasLog. However, we and GasLog expect that the impact of cost increases and increased competition would be mitigated to some extent by the continuous evolution and adjustment of the GasLog salary and benefit structure and by certain provisions in our time charters, including automatic periodic adjustment and cost review provisions.

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

ITEM 7.    MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Unitholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common units as of February 28, 2023 held by:

●	each of our executive officers;
●	each of our directors;
●	all our directors and officers as a group; and
●	each holder known to us to beneficially own 5% or more of our units;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 51,687,865 common units outstanding as of February 28, 2023. Each issued and outstanding common unit entitles the unitholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted

below, the address of all unitholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Common Units
Beneficially
Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Curtis V. Anastasio	*	*
Roland Fisher	—	—
Kristin H. Holth	—	—
Julian R. Metherell	—	—
Achilleas Tasioulas	—	—
Paolo Enoizi	—	—
All directors and officers as a group	*	*
Other 5% beneficial owners
GasLog Ltd.(1)	15,621,602	30.2%
Cobas Asset Management, SGIIC, SA(2)	3,861,472	7.5%
Invesco Ltd.(3)	2,365,723	4.6%
(1)	GasLog Ltd. is effectively controlled by its chairman, Peter G. Livanos, who is deemed to beneficially own, directly or indirectly, 30.2% of the issued and outstanding common shares of GasLog Ltd. Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of GasLog Ltd.
(2)	Based on information contained in the Schedule 13G filed with the SEC on February 10, 2023, Cobas Asset Management, SGIIC, SA. has sole voting power over 3,861,472 common units.
(3)	Based on information contained in the Schedule 13G filed with the SEC on April 12, 2021, Invesco Ltd. has sole voting power over 2,365,723 common units.
*	Less than 1%.

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

On January 24, 2023, the Partnership’s board of directors received an unsolicited non-binding proposal from GasLog to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog. For additional information, see “Item 4. Information on the Partnership—B. Business Overview—Overview”.

As of February 28, 2023, we had 3 common unitholders of record located in the United States. One of those shareholders was CEDE & CO., a nominee of The Depository Trust Company, which held in aggregate 36,066,259 common units, representing 69.8% of our outstanding common units and a 66.8% ownership interest in us. We believe that the units held by CEDE & CO. include common units beneficially owned by both holders in the United Sates and non-U.S. beneficial owners.

B.	Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. The related party transactions that we have entered into or were party to during the year ended December 31, 2022 are discussed below.

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

Indemnification

Under the omnibus agreement, GasLog undertook to indemnify us after the closing of the IPO for a period of five years and to indemnify us for a period of at least three years after our purchase of any vessels subject to purchase options, against certain environmental and toxic tort liabilities with respect to the vessels that are contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after the closing of the IPO are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by GasLog for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $0.5 million, in which case GasLog is liable for claims only to the extent such aggregate amount exceeds $0.5 million.

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

For the year ended December 31, 2022, GasLog received a service fee of $0.58 million per vessel per year in connection with providing services under the administrative services agreement. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month. The aggregate fees and expenses for services under the administrative services agreement for the year ended December 31, 2022 was $8.5 million, which related to all vessels in the GasLog Partners owned and bareboat fleet.

In November 2022, the board of directors approved an increase in the service fee payable to GasLog under the terms of the administrative services agreement. With effect from January 1, 2023 a service fee of $0.64 million per vessel per year will be payable.

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

Management fee. For the year ended December 31, 2022, pursuant to the amended ship management agreements approved in November 2021, the vessel-owning subsidiaries, as owners, paid a management fee of $37,500 per month to GasLog LNG Services, as manager, and will reimburse GasLog LNG Services for all expenses incurred on their behalf. The aggregate fees and expenses for services under these management agreements for the year ended December 31, 2022 were $6.5 million, which related to all vessels in the GasLog Partners owned and bareboat fleet.

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

Commercial Management Agreements

Our operating subsidiaries have entered into commercial management agreements with GasLog that were amended upon completion of the IPO, pursuant to which GasLog provides certain commercial management services to us. For the year ended December 31, 2022, pursuant to the amended commercial management agreements approved in November 2021, the commercial management fee was paid as a fixed commission of 1.25% of gross charter revenues of all vessels in the GasLog Partners’ fleet payable monthly in advance. The aggregate fees and expenses under these commercial management agreements for the year ended December 31, 2022 were $4.6 million which related to all vessels in the GasLog Partners owned and bareboat fleet.

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

Credit Facilities

On May 25, 2017, in connection with the acquisition of the GasLog Greece, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding loan available to GAS-eleven Ltd. under the Assumed October 2015 Facility among GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers. On June 28, 2017, in connection with the acquisition of the GasLog Geneva, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-thirteen Ltd. In April 2018, in connection with the acquisition of the GasLog Gibraltar, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-fourteen Ltd. In April 2019, in connection with the acquisition of the GasLog Glasgow, we and GasLog Partners Holdings extended the guarantee agreement to guarantee up to the amount of outstanding commitment made available to GAS-twelve Ltd. As of December 31, 2022, the amount outstanding under the loans available to GAS-eleven Ltd. was $ 87.9 million, GAS-twelve Ltd. was $87.9 million, GAS-thirteen Ltd. was $92.4 million and GAS-fourteen Ltd. was $92.4 million.

On February 20, 2019, in connection with the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amounts of outstanding loan available to GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., as borrowers, under the 2019 GasLog Partners Facility. On October 26, 2021 GAS-three Ltd, was released from its liabilities following the sale and leaseback of the GasLog Shanghai to CDBL and the prepayment of $97.1 million. As of December 31, 2022, the amount outstanding under the loans available was $250.3 million.

On July 16, 2020, in connection with the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amounts of outstanding loan available to GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, under the GasLog Partners $260.3M Facility. On September 14, 2022, GAS-twenty Ltd., was released from its liabilities following the sale of the Methane Shirley Elisabeth and the prepayment of $32.2 million. As of December 31, 2022, the amount outstanding under the loans available was $193.8 million.

On July 16, 2020, in connection the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amounts of outstanding loan available to GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., as borrowers, under the GasLog Partners $193.7M Facility. On October 31, 2022 GAS-twenty one Ltd., was released from its liabilities following the sale and leaseback of the Methane Heather Sally to an unrelated party and the prepayment of $32.9 million. As of December 31, 2022, the amount outstanding under the loans available was $126.4 million.

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

Our Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Following a challenging number of years for capital markets in midstream energy, along with declining visibility in to the Partnership’s future financial performance exacerbated by the COVID-19 pandemic related uncertainty in the near term LNG and LNG shipping markets, our board of directors decided to reduce our quarterly cash distributions on our common units to $0.01 per unit from the third quarter 2020 onwards. Today, our capital allocation strategy remains unchanged with a focus on balance sheet strength, deleveraging, reducing the all-in break-even rates in our fleet and repurchasing our Preference Units on an opportunistic basis in the open market. In addition, as part of our capital allocation priorities we have set leverage targets to monitor our performance.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

●	Our common unitholders have no contractual or legal right to receive distributions unless there is available cash at the end of each quarter as defined in our partnership agreement and the Preference Unit distributions have been paid. The determination of available cash is subject to the broad discretion of our board of directors to establish reserves and other limitations and to take into consideration our debt service obligations.
●	We are subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this annual report in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.
●	We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our common unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to common unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

●	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units. GasLog owns common units representing a 30.2% ownership interest in us.
●	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution are determined by our board of directors, taking into consideration the terms of our partnership agreement.
●	Under Section 51 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.
●	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. See “Item 3. Key Information—D. Risk Factors” for a discussion of these factors.

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

During the year ended December 31, 2022, the aggregate amount of cash distribution paid to common unitholders was $2.1 million.

Preference Units Distribution Requirements

Distributions on our Preference Units are payable quarterly on each of March 15, June 15, September 15 and December 15, or the next succeeding business day, as and if declared by our board of directors out of legally available funds for such purpose.

For the Series A Preference Units, from and including May 15, 2017 to, but excluding, June 15, 2027, the distribution rate is 8.625% per annum per $25.00 of liquidation preference per unit (equal to $2.15625 per annum per unit). From and including June 15, 2027, the distribution rate for the Series A Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 6.31% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series A Preference Units of $0.5390625 per unit on March 15, 2022, June 15, 2022, September 15, 2022 and December 15, 2022.

For the Series B Preference Units, from and including January 17, 2018 to, but excluding, March 15, 2023, the distribution rate is 8.200% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2023, the distribution rate for the Series B Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series B Preference Units of $0.5125 per unit on March 15, 2022, on June 15, 2022, September 15, 2022 and December 15, 2022.

For the Series C Preference Units, from and including November 15, 2018 to, but excluding, March 15, 2024, the distribution rate is 8.500% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2024, the distribution rate for the Series C Preference Units will be a floating rate equal to three-month LIBOR plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series C Preference Units of $0.53125 on March 15, 2022, June 15, 2022, September 15, 2022 and December 15, 2022.

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
(d)	Form of Commercial Management Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Commercial Management Agreement
(e)	Form of Ship Management Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.
(f)	Form of Indemnification Agreement for the Partnership’s directors and certain officers; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements”.
(g)	GasLog Partners LP 2015 Long-Term Incentive Plan; please see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management— Equity Compensation Plan”.
(h)	Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners GP LLC and GasLog Partners Holdings LLC; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions— Omnibus Agreement”.
(i)	Facilities Agreement for $1,311,356,340 Loan Facilities dated October 16, 2015 (as supplemented by supplemental deeds dated April 12, 2017, May 2, 2017 and July 3, 2017) between GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., Gas-fourteen Ltd.,GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty four Ltd., GAS-twenty five Ltd., as borrowers, Citibank, N.A., London Branch, Nordea Bank AB, London Branch, The Export- Import Bank of Korea, Bank of America, National Association, BNP Paribas, Credit Agricole Corporate and Investment Bank, Credit Suisse AG, HSBC Bank plc, ING Bank N.V., London Branch, KEB Hana Bank, London Branch, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale and The Korea Development Bank as mandated lead arrangers with Nordea Bank AB, London Branch as agent, security agent, global co-ordinator and bookrunner and Citibank N.A., London Branch as export credit agent, global co-coordinator, bookrunner and export credit agent co-ordinator guaranteed by GasLog Ltd. and GasLog Carriers Ltd.: please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.
(j)	Exchange Agreement among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated June 24, 2019: please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Exchange Agreement.”
(k)	Facilities Agreement dated February 20, 2019, relating to $450,000,000 Revolving Credit Facility among GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., Gas-sixteen Ltd.,GAS-seventeen Ltd., as borrowers, Credit Suisse AG, Nordea Bank Abp, Filial I Norge, The IyoBank, Ltd. Singapore Branch as the Original Lenders with Nordea Bank Abp, Filial I Norge as agent and the security agent, and Credit Suisse AG as mandated lead arranger, global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC.: please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

(l)	Facility Agreement dated December 12, 2019, relating to $1,052,791,260 Loan Facilities among GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., and GAS-thirty five Ltd., as borrowers, Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), Bank of America National Association, Commonwealth Bank of Australia, KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as Mandated Lead Arrangers; Citibank, N.A. London Branch, DNB (UK) Ltd., Skandinaviska Enskilda Banken AB (publ), KfW IPEX-Bank GmbH, National Australia Bank Limited, Oversea-Chinese Banking Corporation Limited, Societe Generale, London Branch, Standard Chartered Bank, BNP Paribas Seoul Branch and The Korea Development Bank as bookrunners; DNB Bank ASA, London Branch as Agent and security agent; Citibank N.A., London Branch as ECA Agent and ECA Co-ordinator; Citibank N.A.London Branch and DNB (UK) Ltd., as Global Co-ordinators and GasLog Ltd., GasLog Carriers Ltd., GasLog Partners LP and GasLog Partners Holdings LLC as Guarantors; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.
(m)	Facility Agreement dated July 16, 2020, relating to $260,331,250 loan facility among GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, BNP Paribas and Credit Suisse AG, as mandated lead arrangers, with BNP Paribas as agent and security agent and Credit Suisse AG as global co-ordinator and bookrunner, guaranteed by GasLog Partners LP and GasLog Partners Holdings LLC; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.
(n)	Facility Agreement dated July 16, 2020, relating to $200,000,000 loan facility among GAS-twenty seven Ltd., GAS-twenty one Ltd. and GAS-nineteen Ltd., as borrowers, DNB (UK) Ltd. and ING Bank N.V., London Branch, as mandated lead arrangers, with DNB Bank ASA, London Branch as agent and security agent, DNB (UK) Ltd. and ING Bank N.V., London Branch as bookrunners and ING Bank N.V, London Branch as structuring and documentation bank, guaranteed by GasLog Partners LP, GasLog Partners Holdings LLC, GasLog Ltd. and GasLog Carriers Ltd.; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.
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

On June 24, 2019, we and GasLog entered into an agreement, effective as of June 30, 2019, to modify the Partnership Agreement, thereby eliminating GasLog’s IDRs. In exchange for the IDRs, GasLog received 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in earnings and distributions until such time as GasLog exercises its right to convert the Class B units to common units. On July 1, 2020, July 1, 2021 and July 1, 2022, GasLog Partners issued 415,000 common units on each date in connection with GasLog’s option to convert the second tranche of its Class B units. The remaining Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option on July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-4 units, Class B-5 units and the Class B-6 units, respectively. Following the IDR elimination, the Partnership’s profit allocation is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner. In connection with the modification to the IDRs we entered into a Sixth Amended and Restated Agreement of Limited Partnership which replaced the Fifth Amended and Restated Limited Partnership Agreement in its entirety.

In August 2020, our board of directors approved an amendment to the Partnership’s sixth Amended and Restated Agreement of Limited Partnership that (1) decreased the number of directors from seven to five and (2) provided that the Board shall consist of three appointed directors and two elected directors. Please see our Seventh Amended and Restated Limited Partnership Agreement, filed as an exhibit hereto, for additional information.

ITEM 15.    CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2022.

Based on our evaluation, the CEO and the CFO have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal controls over financial reporting are designed under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

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

Because of the inherent limitations of internal control over financial reporting, misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control—Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of GasLog Partners LP and subsidiaries (the “Partnership”) as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Partnership and our report dated March 6, 2023 expressed an unqualified opinion on those financial statements.

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

March 6,2023

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

ITEM 16.B.    CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership, a copy of which is posted on our website and may be viewed at http://www.gaslogmlp.com. We will also provide a paper copy of this document upon the written request at no cost. Unitholders may direct their requests to the attention of our General Counsel, GasLog Partners LP, 69 Akti Miaouli, 18537 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2022.

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

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2021 and December 31, 2022.

The table below sets forth the total amount billed and accrued for Deloitte Certified Public Accountants S.A. for services performed in 2021 and 2022, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2021	2022

	(Expressed in
	millions of U.S.
	Dollars)
Audit fees	$0.40	$0.30
Total fees	$0.40	$0.30

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Partnership, fees for the review of the quarterly financial information, as well as in connection with the review of registration statements and related consents and comfort letters, and any other services required for SEC or other regulatory filings.

Tax Fees

No tax fees were billed by our principal accountant in 2021 and 2022.

Audit-related Fees

No audit-related fees were billed by our principal accountant in 2021 and 2022.

All Other Fees

No other fees were billed by our principal accountant in 2021 and 2022.

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

Not applicable.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On January 30, 2019, the Partnership’s board of directors approved a unit repurchase program of up to $25 million of the Partnership’s common units covering the period from January 31, 2019 to December 31, 2021. On February 6, 2020, the Partnership announced that its board of directors had approved an increase in the amount available under the unit repurchase authority back up to $25.0 million. Under the terms of the repurchase program, the Partnership may repurchase common units from time to time, at the Partnership’s discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. The Partnership is not obligated under the repurchase program to repurchase any specific dollar amount or number of common units, and the repurchase program may be modified, suspended or discontinued at any time or never utilized. Any common units repurchased by the Partnership under the program will be cancelled. As of December 31, 2021, 1,363,062 common units had been repurchased by the Partnership. The board of directors of GasLog Partners has not renewed the common unit repurchase programme following its expiration on December 31, 2021.

On July 1, 2020, GasLog elected to convert 415,000 Class B-1 units into 415,000 common units in accordance with the terms of the agreement entered into in June 2019 by GasLog and GasLog Partners regarding the elimination of the IDRs held by GasLog.

In March 2021, the Partnership established a preference unit repurchase programme, which authorized the repurchase of preference units through March 31, 2023. In the year ended December 31, 2022, the Partnership has repurchased and cancelled 665,016 Series A Preference Units, 639,189 Series B Preference Units and 669,406 Series C Preference Units at a weighted average price of $24.64, $25.11 and $24.96 per preference unit for Series A, Series B and Series C, respectively. The total amount repaid during the period for repurchases of preference units was $49.2 million, including commissions. Since inception of the Repurchase Programme in March 2021 and up to December 31, 2022, GasLog Partners has repurchased and cancelled 665,016 Series A Preference Units, 1,103,618 Series B Preference Units and 938,955 Series C Preference Units at a weighted average price of $24.64, $25.01 and $25.03 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $67.6 million, including commissions.

On July 1, 2021, GasLog elected to convert 415,000 Class B-2 units into 415,000 common units in accordance with the terms of the agreement entered into in June 2019 by GasLog and GasLog Partners regarding the elimination of the IDRs held by GasLog.

On July 1, 2022, GasLog elected to convert 415,000 Class B-3 units into 415,000 common units in accordance with the terms of the agreement entered into in June 2019 by GasLog and GasLog Partners regarding the elimination of the IDRs held by GasLog.

ITEM 16.F.    CHANGE IN PARTNERSHIP’S CERTIFYING ACCOUNTANT

Not applicable.

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

ITEM 16.H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-46 included herein by reference.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	Certificate of Limited Partnership of GasLog Partners LP(1)
1.2	Seventh Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(2)
2.1	Certificate of Formation of GasLog Partners GP LLC(1)
2.2	Limited Liability Company Agreement of GasLog Partners GP LLC(1)
2.3	Description of Securities(11)
4.1	Form of Contribution Agreement(1)
4.2	Form of Omnibus Agreement(1)
4.3	Form of Administrative Services Agreement(1)
4.4	Form of Commercial Management Agreement(1)
4.5	Form of Ship Management Agreement(5)
4.6	Form of Indemnification Agreement for the Partnership’s directors and certain officers(5)
4.7	GasLog Partners LP 2015 Long-Term Incentive Plan(3)
4.8	Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners LP, GasLog Partners GP LLC and GasLog Partners Holdings LLC(4)

Exhibit No.	Description
4.9

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

4.10	Exchange Agreement by and among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. dated June 24, 2019(7)
4.11

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

4.12

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

4.13

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

4.14

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

8.1	List of Subsidiaries of GasLog Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Financial Officer
13.1	GasLog Partners LP Certification of Paolo Enoizi, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes- Oxley Act of 2002
13.2	GasLog Partners LP Certification of Achilleas Tasioulas, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte LLP
15.2	Consent of Deloitte Certified Public Accountants S.A.

Exhibit No.	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase
104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)
(1)	Previously filed as an exhibit to GasLog Partners LP’s Registration Statement on Form F-1 (File No. 333-195109), declared effective by the SEC on May 6, 2014, and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Exhibit 3.2 to GasLog Partners LP’s Report on Form 6-K (File No. 001-36433), filed with the SEC on August 5, 2020, hereby incorporated by reference to such Report.
(3)	Previously filed as Exhibit 4.6 to GasLog Partners LP’s Registration Statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, and hereby incorporated by reference to such Registration Statement.
(4)	Previously filed as Exhibit 99.3 to GasLog Partners LP’s Report on Form 6-K, filed with the SEC on April 30, 2015, hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F, filed with the SEC on February 12, 2016, hereby incorporated by reference to such Report.
(6)	Previously filed as an exhibit to GasLog Ltd.’s Annual Report on Form 20-F (File No. 001-35466), filed with the SEC on March 14, 2016, and hereby incorporated by reference to such Report.
(7)	Previously filed as Exhibit 10.1 to GasLog Partners LP’s Report on Form 6-K (File No. 001-36433), filed with the SEC on June 24, 2019, hereby incorporated by reference to such Report.
(8)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on February 26, 2019, and hereby incorporated by reference to such Report.
(9)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on March 3, 2020, and hereby incorporated by reference to such Report.
(10)	Previously filed as Exhibits 4.1 and 4.2 to GasLog Partners LP’s Report on Form 6-K (File No. 001-36433), filed with the SEC on August 5, 2020, and hereby incorporated by reference to such Report.
(11)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on March 2, 2021, and hereby incorporated by reference to such Report.
*	Confidential material has been redacted and complete exhibits have been separately filed with the SEC.
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

Dated: March 6, 2023

GASLOG PARTNERS LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GasLog Partners LP and subsidiaries (“the Partnership”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income or loss, changes in partners’ equity and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements of the Partnership for the year ended December 31, 2020 were audited by other auditors whose report, dated March 2, 2021, expressed an unqualified opinion on those statements. However, we were not engaged to audit, review, or apply any procedures to the 2020 consolidated financial statements of the Partnership, and accordingly, we do not express an opinion or any other form of assurance on the 2020 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2023, expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Tangible fixed assets — Impairment of vessels — Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The carrying value of vessels as of December 31, 2022, was $1,672.2 million, net of an impairment loss of $4.44 million recognized in 2022.

The Partnership’s vessels are evaluated for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, and conversely for reversal of impairment. For each vessel for which impairment indicators or impairment reversal indicators are identified, management estimates the recoverable amount, which is the higher of fair value less cost to sell and value in use and compares it to the carrying value. As of December 31, 2022, negative indicators were identified with respect to the Partnership’s Steam vessels which triggered the existence of potential impairment of Steam vessels, with no impairment indicators identified with respect to the remaining owned and bareboat fleet as of December 31, 2022. The Partnership assesses value in use using discounted future cash flows, which requires management to make estimates and assumptions, the most significant of which is charter rates for non-contracted revenue days and discount rate. Management identifies these as key assumptions to which the outcome of the impairment assessment is most sensitive.

At each reporting date, the Partnership reassesses its impairment assumptions and revises them as appropriate. In its impairment assessment during 2022, the Partnership compared each Steam vessel’s value in use applying the “expected cash flow” approach instead of the single most likely cash flow (“traditional approach”). The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for the Partnership’s three Steam vessels. As of December 31, 2022, the Partnership’s management established its expectations for recovering each Steam vessel’s carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) post expiry of its charter party agreement currently in effect. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management’s established strategic goals and tactical objectives with respect to Steam vessels’ operation and residual value risk management. In both scenarios, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

We identified impairment of Steam vessels as a critical audit matter because of the significant judgments made by management to estimate the discount rate and the charter rates for non-contracted revenue days which are particularly subjective as they involve assumptions about the LNG shipping market through the end of the useful lives of the Steam vessels, and due to the sensitivity of the value in use calculations to management’s assumptions. Performing audit procedures to evaluate the reasonableness of management’s estimates of charter rates for non-contracted revenue days and the discount rate required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the charter rate assumption for non-contracted revenue days and discount rate used by management to estimate the recoverable amount of Steam vessels included the following:

●	We tested the controls over management’s estimation of the recoverable amount of Steam vessels for which impairment indicators were identified, including controls over the assumption for the charter rate for non-contracted revenue days and the discount rate.
●	With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate, including management’s estimation method; testing the source information underlying the determination of the discount rate; the mathematical accuracy of the discount rate calculation; and developing a range of independent estimates and comparing those to the discount rate selected by management.
●	We assessed the Partnership’s use of the expected cash flow approach by obtaining evidence supporting its appropriateness, as well as contradictory evidence supporting the traditional approach.
●	We evaluated the reasonableness of charter rates for non-contracted revenue days up to December 31, 2023 by comparing management’s assumptions for vessels to market data and considered actual time charters agreed with charterers for similar vessels.
●	We evaluated the reasonableness of management’s charter rate assumptions from January 1, 2024 through the end of each Steam vessel’s useful life, for which very limited observable market data is available, by evaluating management’s rationale and evidence for these assumptions, as follows:
1.	We re-assessed the rationale and evidence for the estimated long-term hire rate assumptions of other type of vessels and the differential between the longer-term charter rates for each vessel type assumed by management, including comparison to historic new build prices, comparison of the differentials to actual charter rates and to market data available about nearer term charter rates, with particular focus on the charter rate differentials between Steam and non-Steam vessels.
2.	We compared them with management’s assumptions for the period up to December 31, 2023 for which market data was available and assessed the reasonableness of the changes in management’s charter rate assumptions over the forecast period in light of evidence gathered about the potential future evolution of the LNG shipping market, including forecasts and reports published by external industry experts.
●	We also considered other relevant evidence, including shipbrokers’ estimates of market values of Steam vessels that were lower than management’s estimates of values in use as of December 31, 2022.
●	We tested the mathematical accuracy of management’s value in use calculations and agreed the inputs to the source information and underlying assumptions used by management.
●	We assessed the sensitivity disclosures in Note 3 based on our own sensitivity analysis and checked management’s calculations of those sensitivities.
●	We evaluated management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 6, 2023

We have served as the Partnership’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit or loss and total comprehensive income or loss, changes in partners’ equity and cash flows of GasLog Partners LP and subsidiaries (“the Partnership”), for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Partnership’s operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte LLP

London, United Kingdom

March 2, 2021

We began serving as the Partnership’s auditor in 2014. In 2021 we became the predecessor auditor.

GasLog Partners LP

Consolidated statements of financial position

As of December 31, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

		December 31,	December 31,
	Note	2021	2022
Assets
Non-current assets
Other non-current assets		44	169
Derivative financial instruments—non-current portion	18	—	1,136
Tangible fixed assets	3	1,888,583	1,677,771
Right-of-use assets	4	81,996	93,325
Total non-current assets		1,970,623	1,772,401
Current assets
Trade and other receivables	5	11,156	11,185
Inventories		2,991	2,894
Prepayments and other current assets		1,433	3,392
Derivative financial instruments—current portion	18	—	2,440
Short-term cash deposits		—	25,000
Cash and cash equivalents		145,530	198,122
Total current assets		161,110	243,033
Total assets		2,131,733	2,015,434
Partners’ equity and liabilities
Partners’ equity
Common unitholders (51,137,201 units issued and outstanding as of December 31, 2021 and 51,687,865 units issued and outstanding as of December 31, 2022)	6	579,447	668,953
General partner (1,077,494 units issued and outstanding as of December 31, 2021 and 1,080,263 units issued and outstanding as of December 31, 2022)	6	10,717	12,608
Preference unitholders (5,750,000 Series A Preference Units, 4,135,571 Series B Preference Units and 3,730,451 Series C Preference Units issued and outstanding as of December 31, 2021 and 5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units issued and outstanding as of December 31, 2022)	6	329,334	279,349
Total partners’ equity		919,498	960,910
Current liabilities
Trade accounts payable		9,547	9,300
Due to related parties	14	952	2,873
Derivative financial instruments—current portion	18	5,184	—
Other payables and accruals	8	50,171	57,266
Borrowings—current portion	7	99,307	90,358
Lease liabilities—current portion	4	10,342	17,433
Total current liabilities		175,503	177,230
Non-current liabilities
Derivative financial instruments—non-current portion	18	4,061	—
Borrowings—non-current portion	7	986,451	831,588
Lease liabilities—non-current portion	4	45,556	45,136
Other non-current liabilities		664	570
Total non-current liabilities		1,036,732	877,294
Total partners’ equity and liabilities		2,131,733	2,015,434

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of profit or loss and total comprehensive income or loss

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	Note	2020	2021	2022
Revenues	9	333,662	326,142	371,034
Voyage expenses and commissions	10	(10,443)	(6,863)	(6,756)
Vessel operating costs	12	(74,798)	(75,333)	(72,363)
Depreciation	3,4	(83,058)	(85,493)	(87,490)
General and administrative expenses	11	(18,960)	(13,362)	(17,509)
(Loss)/gain on disposal of vessels	3	—	(630)	171
Impairment loss on vessels	3	(23,923)	(103,977)	(32,471)
Profit from operations		122,480	40,484	154,616
Financial costs	13	(50,987)	(37,297)	(47,639)
Financial income	13	295	43	2,363
(Loss)/gain on derivatives	18	(14,929)	2,496	9,646
Total other expenses, net		(65,621)	(34,758)	(35,630)
Profit and total comprehensive income for the year		56,859	5,726	118,986
Earnings/(loss) per unit attributable to the Partnership, basic and diluted:	20
Common unit (basic)		0.55	(0.47)	1.77
Common unit (diluted)		0.52	(0.47)	1.71
General partner unit		0.55	(0.46)	1.76

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of changes in partners’ equity

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

					Class B		Preference		Total
	General partner		Common unitholders		unitholders		unitholders		Partners’
	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	equity
Balance as of January 1, 2020	1,021,336	11,271	46,860,182	606,811	2,490,000	—	14,350,000	347,889	965,971
Equity offering costs	—	—	—	(132)	—	—	—	—	(132)
Repurchases of common units (Note 6)	—	—	(191,490)	(996)	—	—	—	—	(996)
Conversion of Class B units to common units (Note 6)	—	—	415,000	—	(415,000)	—	—	—	—
Settlement of awards vested during the year (Note 6)	—	—	434,132	—	—	—	—	—	—
Distributions declared (Note 6)	—	(839)	—	(38,389)	—	—	—	(30,328)	(69,556)
Share-based compensation, net of accrued distribution	—	35	—	1,637	—	—	—	—	1,672
Partnership's profit and total comprehensive income (Note 20)	—	561	—	25,970	—	—	—	30,328	56,859
Balance as of December 31, 2020	1,021,336	11,028	47,517,824	594,901	2,075,000	—	14,350,000	347,889	953,818
Net proceeds from public offerings of common units and issuances of general partner units (Note 6)	56,158	205	3,195,401	9,634	—	—	—	—	9,839
Repurchases of preference units (Note 6)	—	—	—	(2)	—	—	(733,978)	(18,386)	(18,388)
Conversion of Class B units to common units (Note 6)	—	—	415,000	—	(415,000)	—	—	—	—
Settlement of awards vested during the year (Note 6)	—	—	8,976	—	—	—	—	—	—
Distributions declared (Note 6)	—	(42)	—	(1,972)	—	—	—	(29,863)	(31,877)
Share-based compensation, net of accrued distribution	—	8	—	372	—	—	—	—	380
Partnership's (loss)/profit and total comprehensive (loss)/income (Note 20)	—	(482)	—	(23,486)	—	—	—	29,694	5,726
Balance as of December 31, 2021	1,077,494	10,717	51,137,201	579,447	1,660,000	—	13,616,022	329,334	919,498
Repurchases of preference units (Notes 6, 20)	—	4	—	191	—	—	(1,973,611)	(49,442)	(49,247)
Conversion of Class B units to common units (Note 6)	—	—	415,000	—	(415,000)	—	—	—	—
Settlement of awards vested during the year and issuances of general partner units (Note 6)	2,769	16	135,664	—	—	—	—	—	16
Distributions declared (Note 6)	—	(43)	—	(2,057)	—	—	—	(27,001)	(29,101)
Share-based compensation, net of accrued distribution	—	16	—	742	—	—	—	—	758
Partnership's profit and total comprehensive income (Note 20)	—	1,898	—	90,630	—	—	—	26,458	118,986
Balance as of December 31, 2022	1,080,263	12,608	51,687,865	668,953	1,245,000	—	11,642,411	279,349	960,910

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of cash flows

For the years ended December 31, 2020, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

	Note	2020	2021	2022
Cash flows from operating activities:
Profit for the year		56,859	5,726	118,986
Adjustments for:
Depreciation	3,4	83,058	85,493	87,490
Impairment loss on vessels	3	23,923	103,977	32,471
Loss/(gain) on disposal of vessels	3	—	630	(171)
Financial costs	13	50,987	37,297	47,639
Financial income	13	(295)	(43)	(2,363)
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	18	14,868	(2,496)	(9,646)
Share-based compensation	11	1,908	378	760
		231,308	230,962	275,166
Movements in operating assets and liabilities:
(Increase)/decrease in trade and other receivables		(9,150)	5,109	361
Decrease in inventories		317	45	97
Change in related parties, net		(1,971)	(3,330)	1,459
(Increase)/decrease in prepayments and other current assets		(814)	978	(1,959)
(Increase)/decrease in other non-current assets		(58)	142	(111)
Decrease in other non-current liabilities		(281)	(482)	(86)
Decrease in trade accounts payable		(1,807)	(2,403)	(366)
Increase in other payables and accruals		808	2,365	3,183
Net cash provided by operating activities		218,352	233,386	277,744
Cash flows from investing activities:
Proceeds from sale of vessel and sale and lease-back, net	4	—	117,569	101,981
Payments for tangible fixed asset additions		(23,618)	(19,443)	(2,529)
Payments for right-of-use assets	4	—	—	(16)
Financial income received		326	43	1,974
Purchase of short-term cash deposits		—	(2,500)	(50,000)
Maturity of short-term cash deposits		—	2,500	25,000
Net cash (used in)/provided by investing activities		(23,292)	98,169	76,410
Cash flows from financing activities:
Borrowings drawdowns	19	479,984	—	—
Borrowings repayments	19	(540,701)	(205,179)	(168,585)
Principal elements of lease payments	4,19	(540)	(2,217)	(12,242)
Interest paid		(51,457)	(42,239)	(43,051)
Payments of cash collateral for interest rate swaps		(16,730)	—	—
Release of cash collateral for interest rate swaps		16,450	280	—
Payment of loan issuance costs	19	(7,362)	—	(21)
Proceeds from entering into interest rate swaps	18	16,056	—	—
Payments for termination of interest rate swaps	18	(13,210)	—	—
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	6	—	10,205	16
Repurchases of common and preference units	6	(996)	(18,388)	(49,247)
Payment of offering costs		(146)	(346)	(20)
Distributions paid (including common and preference)	6	(69,556)	(31,877)	(29,101)
Net cash used in financing activities		(188,208)	(289,761)	(302,251)
Effects of exchange rate changes on cash and cash equivalents		—	—	689
Increase in cash and cash equivalents		6,852	41,794	52,592
Cash and cash equivalents, beginning of the year		96,884	103,736	145,530
Cash and cash equivalents, end of the year		103,736	145,530	198,122

Non-Cash Investing and Financing Activities:
Capital expenditures included in liabilities at the end of the year		13,261	7,261	8,090
Financing costs included in liabilities at the end of the year	19	—	—	14
Offering costs included in liabilities at the end of the year		—	20	—
Non-cash prepayment of lease payments	4	—	27,365	11,626

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Notes to the consolidated financial statements

For the years ended December 31, 2020, 2021 and 2022

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

Since its IPO, the Partnership has acquired from GasLog 100% of the ownership interests in 15 vessel-owning entities in aggregate. The acquisitions were accounted for as reorganizations of companies under common control. The Partnership’s historical results and net assets were retroactively restated to reflect the historical results of the acquired entities from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

On October 26, 2021, GasLog Partners completed the sale and lease–back of the GasLog Shanghai with a wholly-owned subsidiary of China Development Bank Financial Leasing Co., Ltd. (“CDBL”). The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

On September 14, 2022, GasLog Partners completed the sale of the Methane Shirley Elisabeth (previously owned by GAS-twenty Ltd.) to an unrelated third party.

On October 31, 2022, GasLog Partners completed the sale and lease–back of the Methane Heather Sally with an unrelated third party. The vessel was sold and leased back under a bareboat charter until the middle of 2025, with no repurchase option or obligation.

As of December 31, 2022, GasLog held a 33.2% ownership interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

As of December 31, 2022, the companies listed below were 100% held by the Partnership. The Partnership wholly owned 12 LNG vessels and operated two LNG vessels leased back under bareboat charters, as described above:

					Cargo
					Capacity
	Place of	Date of			Cubic Meters
Name	Incorporation	Incorporation	Principal Activities	Vessel	(“cbm”)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Right-of-use asset company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	Solaris	155,000	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Glasgow	174,000	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Gibraltar	174,000	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Dormant	—	—	—
GAS-twenty one Ltd.	Bermuda	April 2014	Right-of-use asset company	Methane Heather Sally	145,000	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	Methane Becki Anne	170,000	March 2015
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GasLog-two Malta Ltd.	Malta	August 2022	Dormant	—	—	—

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

On March 6, 2023, the Partnership’s board of directors authorized the consolidated financial statements for issuance and filing.

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

A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for any off-hire period. When a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes cash received prior to the reporting date relating to services to be rendered after the reporting date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

Under a time charter arrangement, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel operating costs. Each component is accounted for in accordance with the applicable accounting standard. The revenue in relation to the lease component of the agreements is accounted for under IFRS 16 Leases. The revenue in relation to the service component relates to vessel operating expenses, which include expenses that are paid by the vessel owner such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses. These costs are essential to operating a charter and the charterers receive the benefit of these when the vessel is used during the contracted time and, therefore, these costs are accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers. This revenue is recognized “over time” as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the service.

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

Foreign currencies

Transactions in currencies other than USD are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into USD at the rates prevailing at that date. All resulting exchange differences are recognized in the consolidated statement of profit or loss in the period in which they arise. The exchange differences from cash are classified in Financial costs, while all other foreign exchange differences are classified in General and administrative expenses.

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

Non-current assets held for sale

Non-current assets (such as vessels) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use, where the asset is available for immediate sale in its present condition, and the sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell. An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition. Non-current assets held for sale are presented separately from the other assets in the statement of financial position and are not depreciated or amortized while they are classified as held for sale.

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

Management estimates the residual value of its vessels to be equal to the product of their lightweight tonnage (“LWT”) and an estimated scrap rate per LWT. Effective December 31, 2022, following management's annual reassessment, the estimated scrap rate per LWT was increased. This change in estimate is expected to decrease the future annual depreciation by $1,018. The estimated residual value of the vessels may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. The Partnership might revise the estimate of the residual values of the vessels in the future in response to changing market conditions.

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

The Partnership is a lessee under vessel sale and lease–back arrangements and also leases vessel communication equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Following the implementation of IFRS 16, a lease is recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Partnership. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities as lease liabilities. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect lease payment made. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

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

●	Short-term cash deposits

Short-term cash deposits represent short-term, highly liquid time deposits placed with financial institutions which are readily convertible into known amounts of cash with original maturities of more than three months but less than 12 months at the time of purchase that are subject to an insignificant risk of change in value.

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

Key sources of estimation uncertainty are as follows:

Impairment of vessels: The Partnership evaluates the carrying amounts of each of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any. The total carrying amount of the Partnership’s vessels as of December 31, 2022, was $1,672,159 (December 31, 2021: $1,884,494). Recoverable amount is the higher of fair value less costs to sell and value in use. The Partnership’s estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind.

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

As of December 31, 2022, a number of negative indicators such as the continuous decline of the charter-free market values of the Partnership’s steam turbine propulsion (“Steam”) vessels, as estimated by ship brokers, driven by reduced market expectations of the long-term rates at which the Partnership could expect to secure term employment for the remaining economic lives of the Steam vessels, combined with potential costs of compliance with environmental regulations applicable from 2023 onwards, continued to influence management’s strategic decisions and prompted the Partnership to conclude that events and circumstances triggered the existence of potential impairment of Steam vessels, with no impairment indicators identified with respect to the remaining owned and bareboat fleet as of December 31, 2022.

The Partnership performed an impairment assessment for the Steam vessels by comparing each vessel’s value in use applying the “expected cash flow” approach, i.e. using all expectations about possible cash flows, instead of the single most likely cash flow known as the “traditional approach”. The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for the Partnership’s Steam vessels. As of December 31, 2022, the Partnership’s management established its expectations for recovering each Steam vessel’s carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) post expiry of its charter party agreement currently in effect. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management’s established strategic goals and tactical objectives with respect to vessels’ operation and residual value risk management. In both scenarios, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates. The assumptions that the Partnership used in its discounted projected net operating cash flow analysis included, among others, utilization, operating revenues, voyage expenses and commissions, dry-docking costs, operating expenses (including vessel management costs), residual values, fair values less costs to sell and the discount rate. The key assumptions, being those to which the outcome of the impairment assessment is most sensitive, are the estimates of long-term charter rates for non-contracted revenue days and the discount rate used in the projected operating revenues.

Revenue assumptions were based on contracted time charter rates up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet’s historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2022, (iii) historical average time charter rates, based on publications by independent third party maritime research services (“maritime research publications”), (iv) estimated future time charter rates, based on maritime research publications that provide such forecasts and (v) management’s internal assessment of long-term charter rates achievable by each class of vessel.

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

The Partnership used an annual operating expenses escalation factor equal to 1% based on its historical data and experience, as well as its expectations of future inflation on operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for the Partnership's depreciation policy. All estimates used and assumptions made were in accordance with the Partnership’s internal budgets and historical experience of the shipping industry, taking into account the effect of observable inflationary pressures as of December 31, 2022.

In the Partnership’s impairment assessment as of December 31, 2022, the rate used to discount future estimated cash flows to their present values was 8.4% (7.5% as of December 31, 2021). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted also for vessel-specific risks and uncertainties, as applicable to each probable outcome.

The recoverable amounts (values in use) for two of the three Steam vessels calculated as per above were lower than the respective carrying amounts of those vessels and, consequently, an impairment loss of $4,444 was recognized in the year ended December 31, 2022 (Note 3).

In connection with the impairment testing of our vessels as of December 31, 2022, we performed a sensitivity analysis on the most difficult, subjective, or complex assumptions that have the potential to affect the outcome of the impairment assessment, which are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days and the discount rate used, in particular for the Steam vessels (Note 3). It is reasonably possible that changes to these assumptions within the next financial year could require a material adjustment of the carrying amount of the Partnership’s Steam vessels.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

There were no IFRS standards or amendments that became effective in the current year which were relevant to the Partnership or material with respect to the Partnership’s financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements (as further amended in October 2022) to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2024 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Partnership’s financial statements.

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

3. Tangible fixed assets

The movements in tangible fixed assets (i.e. vessels and their associated depot spares) are reported in the following table:

			Total
		Other tangible	tangible fixed
Cost	Vessels	assets	assets
As of January 1, 2021	2,873,829	2,719	2,876,548
Additions, net	12,073	1,370	13,443
Disposals	(190,295)	—	(190,295)
Fully amortized dry-docking component	(14,512)	—	(14,512)
As of December 31, 2021	2,681,095	4,089	2,685,184
Additions, net	1,835	1,523	3,358
Transfer under Vessels held for sale	(324,034)	—	(324,034)
As of December 31, 2022	2,358,896	5,612	2,364,508
Accumulated depreciation and impairment loss
As of January 1, 2021	669,930	—	669,930
Depreciation	81,937	—	81,937
Disposals	(44,731)	—	(44,731)
Impairment loss on vessels	103,977	—	103,977
Fully amortized dry-docking component	(14,512)	—	(14,512)
As of December 31, 2021	796,601	—	796,601
Depreciation	68,264	—	68,264
Transfer under Vessels held for sale	(182,572)	—	(182,572)
Impairment loss on vessels	4,444	—	4,444
As of December 31, 2022	686,737	—	686,737
Net book value
As of December 31, 2021	1,884,494	4,089	1,888,583
As of December 31, 2022	1,672,159	5,612	1,677,771

All vessels have been pledged as collateral under the terms of the Partnership’s credit facilities (Note 7).

On October 26, 2021, GAS-three Ltd. completed the sale and lease–back of the GasLog Shanghai with CDBL (Note 4).

In June 2022, GAS-twenty Ltd., the vessel-owning entity of the Steam vessel Methane Shirley Elisabeth, entered into a Memorandum of Agreement with respect to the sale of its vessel to an unrelated third party, with the transaction completed on September 14, 2022. Also, as of June 30, 2022, GasLog Partners was actively pursuing to enter into an agreement for the sale and lease-back of a Steam vessel, the Methane Heather Sally, which was completed on October 31, 2022 (Note 4). All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met as of the June 30, 2022 with respect to both vessels. As a result, the carrying amounts of the Methane Shirley Elisabeth ($67,339) and the Methane Heather Sally ($74,123) were reclassified as “Vessels held for sale” (within current assets) and remeasured at the lower between carrying amount and fair value less costs to sell, resulting in the recognition of an impairment loss of $14,664 and $13,363, as of June 30, 2022. During the year ended December 31, 2022, a loss of $166 arising from the sale of the Methane Shirley Elisabeth and a gain of $337 arising from the sale and lease–back transaction of the Methane Heather Sally were recorded in the consolidated statement of profit or loss.

As of December 31, 2022, a number of negative indicators such as the continuous decline of the charter-free market values of the Partnership’s Steam vessels, as estimated by ship brokers, driven by reduced market expectations of the long-term rates at which the Partnership could expect to secure term employment for the remaining economic lives of the Steam vessels, combined with potential costs of compliance with environmental regulations applicable from 2023 onwards, continued to influence management’s strategic decisions and prompted the Partnership to conclude that events and circumstances triggered the existence of potential impairment of its Steam vessels in accordance with its accounting policy (Note 2), with no impairment indicators identified with respect to the remaining owned and bareboat fleet as of December 31, 2022. The recoverable amounts (values in use) for two of the three Steam vessels owned by the Partnership as of December 31, 2022 were lower than their respective carrying amounts and, consequently, an aggregate impairment loss of $4,444 was recognized in profit or loss in the year ended December 31, 2022.

	As of December 31, 2022
Vessel	Impairment loss on vessels	Recoverable amount
Methane Jane Elizabeth	(1,412)	65,408
Methane Alison Victoria	(3,032)	64,992
Total	(4,444)	130,400

As of December 31, 2022, the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the Steam vessels are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the “re-chartering rate”) and the discount rate used. The average long-term re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $35 per day ($35 per day as of December 31, 2021). Increasing/decreasing the average re-chartering rate used by $5 per day would (decrease)/increase the impairment loss by ($22,034)/ $14,027. The discount rate used for the Steam vessels was 8.4% (7.5% as of December 31, 2021). Increasing/decreasing the discount rate by 0.5% would increase/(decrease) the impairment loss by $2,927/ ($2,929), respectively.

4. Leases

The movements in right-of use assets are reported in the following table:

		Vessels’
Right-of-Use Assets	Vessels	Equipment	Total
As of January 1, 2021	—	516	516
Additions, net	84,761	275	85,036
Depreciation	(3,110)	(446)	(3,556)
As of December 31, 2021	81,651	345	81,996
Additions, net	30,361	194	30,555
Depreciation	(18,854)	(372)	(19,226)
As of December 31, 2022	93,158	167	93,325

On October 26, 2021, GasLog Partners completed the sale and lease–back of the GasLog Shanghai with a wholly-owned subsidiary of CDBL. CDBL has the right to sell the vessel to third parties. The vessel was sold to CDBL for net proceeds of $117,569. GasLog Partners leased back the vessel under bareboat charter from CDBL for a period of five years with no repurchase option or obligation. This sale and lease–back met the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $84,761 and a corresponding lease liability of $57,396.

On October 31, 2022, GasLog Partners completed the sale and lease–back of the Methane Heather Sally with an unrelated third party which has the right to sell the vessel to third parties. The vessel was sold for net proceeds of $49,472. GasLog Partners leased back the vessel under a bareboat charter until the middle of 2025, with no repurchase option or obligation. The sale and lease–back met the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $30,345 and a corresponding lease liability of $18,719.

An analysis of the lease liabilities is as follows:

	Lease Liabilities
	2021	2022
As of January 1,	444	55,898
Additions, net	57,671	18,913
Interest expense on leases (Note 13)	333	1,668
Payments	(2,550)	(13,910)
As of December 31,	55,898	62,569
Lease liabilities—current portion	10,342	17,433
Lease liabilities—non-current portion	45,556	45,136
Total	55,898	62,569

An amount of $24,973 has been recognized in the consolidated statement of profit or loss under Revenues with respect to income from subleasing of the GasLog Shanghai and the Methane Heather Sally.

5. Trade and Other Receivables

Trade and other receivables consisted of the following:

	As of
	December 31,
	2021	2022
Due from charterers	577	2,999
VAT receivable	33	43
Accrued income	5,120	4,440
Insurance claims	2,853	1,125
Other receivables	2,573	2,578
Total	11,156	11,185

Accrued income represents net revenues receivable from charterers, which have not yet been invoiced; all other amounts not yet invoiced are included under Other receivables.

6. Partners’ Equity

Under the Partnership’s unit repurchase programme authorized in 2019 and renewed in 2020, in the year ended December 31, 2020, GasLog Partners repurchased and cancelled a total of 191,490 units at a weighted average price of $5.18 per common unit for a total amount of $996, including commissions.

On April 3, 2020, GasLog Partners issued 46,843 common units in connection with the vesting of 25,551 Restricted Common Units (“RCUs”) and 21,292 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”). On June 30, 2020, GasLog Partners issued an additional 21,589 common units in connection with the vesting of 11,776 RCUs and 9,813 PCUs under its 2015 Plan.

On July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the first tranche of its Class B units issued upon the elimination of incentive distribution rights (“IDRs”) in June 2019. Finally, on September 25, 2020, GasLog Partners issued 365,700 common units in connection with the vesting of 182,850 RCUs and 182,850 PCUs under its 2015 Plan.

Under the Partnership's “at-the-market” common equity offering programme (the “ATM Programme”) established in 2017, in the year ended December 31, 2021, GasLog Partners issued and received payment for 3,195,401 common units at a weighted average price of $3.19 per common unit for total net proceeds, after deducting fees and other expenses, of $9,634. As of December 31, 2022, the unutilized portion of the ATM Programme was $116,351.

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

On April 1, 2022, GasLog Partners issued 33,700 common units in connection with the vesting of 19,638 RCUs and 14,062 PCUs under its 2015 Plan. On June 30, 2022, GasLog Partners issued 101,964 common units in connection with the vesting of 50,982 RCUs and 50,982 PCUs under its 2015 Plan.

In connection with the aforementioned transactions during this year ended December 31, 2022, the Partnership also issued 2,769 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest for net proceeds of $16.

On July 1, 2022, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the third tranche of its Class B units issued upon the elimination of IDRs in June 2019.

Finally, under the Partnership’s preference unit repurchase programme established in 2021, renewed in 2022 and covering the period from March 11, 2021 to March 31, 2023, the preference units repurchased and cancelled as well as the amounts paid including commissions for the years ended December 31, 2021 and 2022 are presented in the following table:

		Amount paid
		including
Series	Number of units	commissions
Series B Preference Units	464,429	11,580
Series C Preference Units	269,549	6,808
Total for the year ended December 31, 2021	733,978	$18,388
Series A Preference Units	665,016	16,423
Series B Preference Units	639,189	16,080
Series C Preference Units	669,406	16,744
Total for the year ended December 31, 2022	1,973,611	$49,247

As of December 31, 2022, the Partnership’s capital consisted of 51,687,865 outstanding common units, 1,080,263 outstanding general partner units, 1,245,000 Class B units and 11,642,411 Preference Units (5,084,984 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units, or the “Series A Preference Units”, 3,496,382 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units, or the “Series B Preference Units” and 3,061,045 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units, or the “Series C Preference Units”, and together with the Series A Preference Units and the Series B Preference Units, the “Preference Units”).

Cash distributions

The Partnership’s cash distributions for the years ended December 31, 2020, 2021 and 2022 are presented in the following table:

	Type of	Distribution	Payment	Amount
Declaration date	units	per unit	date	paid
February 5, 2020	Common	$0.561	February 21, 2020	26,754
February 5, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 16, 2020	7,582
May 6, 2020	Common	$0.125	May 21, 2020	5,967
May 14, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 15, 2020	7,582
August 4, 2020	Common	$0.125	August 20, 2020	6,022
August 4, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 15, 2020	7,582
November 9, 2020	Common	$0.01	November 25, 2020	485
November 9, 2020	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	December 15, 2020	7,582
Total				$69,556
January 27, 2021	Common	$0.01	February 11, 2021	485
February 19, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2021	7,582
April 28, 2021	Common	$0.01	May 13, 2021	485
May 13, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 14, 2021	7,582
July 26, 2021	Common	$0.01	August 12, 2021	522
July 26, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 13, 2021	7,412
October 26, 2021	Common	$0.01	November 12, 2021	522
November 16, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	December 14, 2021	7,287
Total				$31,877
January 26, 2022	Common	$0.01	February 9, 2022	522
February 25, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2022	7,112
April 27, 2022	Common	$0.01	May 11, 2022	522
May 12, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 15, 2022	6,898
July 27, 2022	Common	$0.01	August 11, 2022	528
July 27, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 15, 2022	6,777
October 26, 2022	Common	$0.01	November 10, 2022	528
October 26, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	December 15, 2022	6,214
Total				$29,101

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

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve the Partnership’s ability to claim an exemption from U.S. federal income tax under Section 883 of the United States Internal Revenue Code of 1986, as amended (the “Code”), if at any time any person or group owns beneficially more than 4.9% of any class or series of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes under the Partnership Agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. The general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This loss of voting rights does not apply to the preference units.

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

Class B units

The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. After the conversion of the first, second and third tranches of 415,000 Class B units to common units on July 1, 2020, 2021 and 2022, the remaining 1,245,000 Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option on July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-4 units, Class B-5 units and Class B-6 units, respectively.

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

From and including the original issue date to, but excluding, March 15, 2024, the distributions on the Series C Preference Units will accrue at 8.500% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2024, the distribution rate will be a floating rate equal to the three-month LIBOR* plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit of Series C Preference Units.

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

7. Borrowings

Borrowings as of December 31, 2021 and 2022 consisted of the following:

	As of December 31,
	2021	2022
Amounts due within one year	103,493	93,964
Less: unamortized deferred loan issuance costs	(4,186)	(3,606)
Borrowings—current portion	99,307	90,358
Amounts due after one year	996,242	837,186
Less: unamortized deferred loan issuance costs	(9,791)	(5,598)
Borrowings—non-current portion	986,451	831,588
Total	1,085,758	921,946

Terminated Facilities:

(a)	Five Vessel Refinancing

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

Existing Facilities:

(a)	GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd. and GAS-fourteen Ltd. facility

Following the acquisitions of GAS-eleven Ltd. on May 3, 2017, GAS-thirteen Ltd. on July 3, 2017, GAS-fourteen Ltd. on April 26, 2018 and GAS-twelve Ltd. on April 1, 2019, the Partnership assumed $151,423, $155,005, $143,622 and $134,107 of outstanding indebtedness of the acquired entities, respectively, under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing was backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who were either directly lending or providing cover for over 60% of the facility (the “Assumed October 2015 Facility”).

The loan agreements with GAS-eleven Ltd. and GAS-twelve Ltd., with respect to the GasLog Greece and the GasLog Glasgow, respectively, provided for four tranches of $51,257, $25,615, $24,991 and $61,104, while the loan agreements with GAS-thirteen Ltd. and GAS-fourteen Ltd., with respect to the GasLog Geneva and the GasLog Gibraltar, respectively, each provided for four tranches of $50,544, $25,258, $24,643 and $60,252. Under the terms of the agreement, each drawing under the first three tranches would be repayable in 24 consecutive semi-annual equal installments commencing six months after the actual deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar, respectively, according to a 12-year profile. Each drawing under the fourth tranche would be repayable in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. The aggregate balance outstanding for the entities owned by the Partnership as of December 31, 2022 is $360,663 (December 31, 2021: $406,516). Amounts drawn under each applicable tranche bear interest at LIBOR plus a margin.

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

The agreement provided for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75.0% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7,357, with a final balloon amount of up to $302,860, together with the last quarterly reduction in February 2024. The credit facility bears interest at LIBOR plus a margin.

On October 26, 2021, the outstanding indebtedness of GAS-three Ltd., in the amount of $97,050 was prepaid pursuant to the sale and lease–back agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 4). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $604 were written-off to profit or loss. The aggregate balance outstanding as of December 31, 2022 is $250,320 (December 31, 2021: $273,568), with no amount available to be redrawn as of December 31, 2022 (December 31, 2021: nil).

(c)	BNP Paribas, Credit Suisse AG and Alpha Bank S.A.

On July 16, 2020, GasLog Partners entered into a credit agreement of $260,331 (the “GasLog Partners $260.3M Facility”) with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,597 beginning in January 2021, with a final balloon amount of $174,361 payable concurrently with the last installment in July 2025. Interest on the facility is payable at a rate of LIBOR plus a margin. The relevant amount of $260,331 was drawn on July 21, 2020, out of which $258,532 was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris.

On September 14, 2022, the outstanding indebtedness of GAS-twenty Ltd. in the amount of $32,154 was prepaid pursuant to the sale of the Methane Shirley Elisabeth (refer to Note 3). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $294 written-off to the consolidated statement of profit or loss. The balance outstanding under the facility as of December 31, 2022 is $193,790 (December 31, 2021: $243,137).

(d)	DNB Bank ASA, London Branch, and ING Bank N.V., London Branch

On July 16, 2020, GasLog Partners entered into a credit agreement of $193,713 (the “GasLog Partners $193.7M Facility”) with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender (together, the “Lenders”), with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,599 beginning in January 2021, with a final balloon amount of $107,723 payable concurrently with the last installment in July 2025. Interest on the facility is payable at a rate of LIBOR plus a margin. An amount of $193,713 was drawn down on July 21, 2020, out of which $174,867 was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne.

In July 2022, pursuant to a “margin reset clause” included in the GasLog Partners $193.7M Facility, which required the Lenders and GAS-nineteen Ltd., GAS-twenty one Ltd., and GAS-twenty seven Ltd. (together, the “Borrowers”) to renegotiate the facility’s margin, the Borrowers and Lenders agreed that the margin would remain unchanged and the facility would be transitioned from the six-month LIBOR to the three-month Chicago Mercantile Exchange (“CME”) Term Secured Overnight Financing Rate (“SOFR”) Reference Rates as administered by CME Group Benchmark Administration Limited (“CBA”), effective July 21, 2022.

On October 31, 2022, the outstanding indebtedness of GAS-twenty one Ltd., in the amount of $32,939 was prepaid pursuant to the sale and lease–back agreement entered into with an unrelated third party (refer to Note 7). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $360 written-off to the consolidated statement of profit or loss. The balance outstanding under the facility as of December 31, 2022 is $126,377 (December 31, 2021: $176,514).

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

The credit facilities impose certain operating and financial restrictions on the Partnership and GasLog. These restrictions generally limit the Partnership’s and GasLog’s collective subsidiaries’ ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, the Partnership, GasLog or any of their affiliates, (c) sell or otherwise dispose of assets, including ships, (d) engage in merger transactions, (e) terminate any charter, (f) change the manager of ships, or (g) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business. In addition, under each facility, the respective vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 per entity and were in compliance as of December 31, 2022.

The Partnership, as corporate guarantor is also subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

(i)	the aggregate amount of cash and cash equivalents, short-term cash deposits and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45,000;
(ii)	total indebtedness divided by total assets must be less than 65.0%;
(iii)	the Partnership is permitted to declare or pay any distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such distributions.

The Assumed October 2015 Facility also imposes specified financial covenants that apply to GasLog and its subsidiaries on a consolidated basis:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;
(ii)	total indebtedness divided by total assets must not exceed 75.0%;
(iii)	the ratio of EBITDA over debt service obligations as defined in the GasLog guarantees (including interest and debt repayments, but excluding any prepayments) on a trailing 12 months basis must be not less than 110.0%; the ratio shall be regarded as having been complied with even if the ratio falls below the stipulated 110% when cash and cash equivalents and short-term cash deposits are at least $110,000;
(iv)	the aggregate amount of cash and cash equivalents and short-term cash deposits must be not less than $75,000; and
(v)	GasLog’s market value adjusted net worth must at all times be not less than $350,000.

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

Compliance with financial covenants is required to be reported to the Partnership’s lenders on a semi-annual basis. GasLog Partners and GasLog were in compliance with all financial covenants as of December 31, 2022.

Loan From Related Parties:

On April 3, 2017, GasLog Partners entered into an unsecured five-year term loan of $45,000 and a five-year revolving credit facility of $30,000 with GasLog (together, the “Sponsor Credit Facility”). The term loan facility was terminated on March 23, 2018. The revolving credit facility provided for an availability period of five years and accrues interest at a rate of 9.125% per annum with an annual 1.0% commitment fee on the undrawn balance. On November 14, 2019, the Partnership drew down $10,000 under the revolving credit facility, which was subsequently repaid on December 31, 2019. The Sponsor Credit Facility matured in March 2022.

The Sponsor Credit Facility contained customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the Sponsor Credit Facility covenants required that at all times GasLog must continue to control, directly or indirectly, the affairs or composition of the Partnership’s board of directors and any amendment to our Partnership Agreement, in the reasonable opinion of the lender, must not be adverse to its interests in connection with the Sponsor Credit Facility.

Borrowings Repayment Schedule

The maturity table below reflects the principal repayments of the borrowings outstanding as of December 31, 2022 based on their repayment schedules:

As of
December 31,
2022
Not later than one year	93,964
Later than one year and not later than three years	614,084
Later than three years and not later than five years	197,873
Later than five years	25,229
Total	931,150

The weighted average interest rate for the abovementioned credit facilities in the year ended December 31, 2022 is 3.9% (December 31, 2021: 2.4%).

As the bank facilities bear interest at variable interest rates, their aggregate fair value as of December 31, 2022 is equal to the principal amount outstanding of $931,150.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of
	December 31,
	2021	2022
Unearned revenue	28,325	30,991
Accrued off-hire	1,768	1,800
Accrued purchases	3,273	4,096
Accrued interest	9,180	12,838
Other accruals	7,625	7,541
Total	50,171	57,266

The unearned revenue of $30,991 represents monthly charter hires received in advance as of December 31, 2022 relating to January 2023 (December 31, 2021: $28,325).

9. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the year ended
	December 31,
	2020	2021	2022
Revenues from long-term time charters	283,266	221,813	187,802
Revenues from spot time charters	50,396	104,329	183,232
Total	333,662	326,142	371,034

The Partnership defines long-term time charters as charter party agreements with an initial duration of more than three years (excluding any optional periods), while all charter party agreements of an initial duration of less than (or equal to) three years (excluding any optional periods) are classified as spot time charters.

Until December 31, 2021, the Partnership presented revenues from charter party agreements with an initial duration of less than five years (excluding optional periods) as revenues from spot time charters. Management believes that the revised presentation, using an initial duration of less than three years, represents more faithfully the Partnership's exposure to the spot and short-term market as opposed to the long-term market and better reflects management's view of the Partnership's business, as evolved over the last two years. Comparative figures have been retrospectively adjusted to reflect this change in policy, resulting in the reclassification of $39,978 and $44,538 from Revenues from spot time charters to Revenues from long-term time charters for the years ended December 31, 2020 and 2021, respectively.

The technical management service components of revenues from time charters (Revenues from long-term time charters and Revenues from spot time charters) for the years ended December 31, 2020, 2021 and 2022 were $75,101, $76,545 and $78,149, respectively. These figures are not readily quantifiable as the Partnership’s contracts (under time charter arrangements) do not separate these components. The service component amounts are estimated based on the amounts of the vessel operating expenses for each year applying the “cost plus margin” approach.

Payments received include payments for the service components in these time charter arrangements.

10. Voyage Expenses and Commissions

An analysis of voyage expenses and commissions is as follows:

	For the year ended
	December 31,
	2020	2021	2022
Brokers’ commissions on revenues	3,393	3,441	3,990
Bunkers’ consumption and other voyage expenses	7,050	3,422	2,766
Total	10,443	6,863	6,756

Bunkers’ consumption represents mainly bunkers consumed during periods when a vessel is not employed under a charter or off-hire periods (including bunkers consumed during dry-docking).

11. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended
	December 31,
	2020	2021	2022
Administrative services fees (Note 14)	7,838	4,708	8,513
Commercial management fees (Note 14)	5,400	5,400	4,610
Share-based compensation (Note 21)	1,908	378	760
Other expenses	3,814	2,876	3,626
Total	18,960	13,362	17,509

12. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the year ended
	December 31,
	2020	2021	2022
Crew costs	36,881	38,768	40,019
Technical maintenance expenses	21,295	19,342	16,030
Other operating expenses	16,622	17,223	16,314
Total	74,798	75,333	72,363

13. Net Financial Income and Costs

An analysis of financial income and financial costs is as follows:

	For the year ended
	December 31,
	2020	2021	2022
Financial income
Financial income	295	43	2,363
Total financial income	295	43	2,363
Financial costs
Amortization and write-off of deferred loan issuance costs	7,434	5,394	4,794
Interest expense on loans	42,459	30,114	40,879
Interest expense on leases	33	333	1,668
Commitment fees	359	304	68
Other financial costs including bank commissions	702	1,152	230
Total financial costs	50,987	37,297	47,639

In the year ended December 31, 2022, an amount of $654 representing the write-off of the unamortized deferred loan issuance costs in connection with the termination of the GAS-twenty Ltd. and the GAS-twenty one Ltd. advances of GasLog Partners $260.3M Facility and GasLog Partners $193.7M Facility, respectively (Note 7) was included in Amortization and write-off of deferred loan issuance costs (December 31, 2021: $604 in connection with the termination of the GAS-three Ltd. advance of the 2019 GasLog Partners Facility, December 31, 2020: $1,918 in connection with the termination of the Five Vessel Refinancing and the Legacy Facility Refinancing).

14. Related Party Transactions

The Partnership has the following balances with related parties which are included in the consolidated statements of financial position:

	As of
	December 31,
	2021	2022
Amounts due to related parties
Due to GasLog LNG Services(a)	131	1,364
Due to GasLog (b)	821	1,509
Total	952	2,873
(a)	The balances represent mainly payments made by GasLog LNG Services on behalf of the Partnership.
(b)	The balances represent payments made by GasLog on behalf of the Partnership.

The details of the credit facility with GasLog are disclosed in Note 7.

In the year ended December 31, 2022, the Partnership acquired vessel depot spares from GasLog for an amount of $1,523 ($1,370 in the year ended December 31, 2021, $2,719 in the year ended December 31, 2020) (Note 3).

The Partnership had the following transactions with related parties for the years ended December 31, 2020, 2021 and 2022:

Company	Details	Account	2020	2021	2022
GasLog/ GasLog LNG Services	Commercial management fee (i)	General and administrative expenses	5,400	5,400	4,610
GasLog	Administrative services fee (ii)	General and administrative expenses	7,838	4,708	8,513
GasLog LNG Services	Management fees (iii)	Vessel operating costs	7,728	7,728	6,498
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	40	30	28
GasLog	Commitment fee under Sponsor Credit Facility (Note 7)	Financial costs	305	304	68
GasLog	Realized loss on interest rate swaps held for trading (Note 18)	(Loss)/gain on derivatives	4,347	4,586	1,347
GasLog	Realized loss on forward foreign exchange contracts held for trading (Note 18)	(Loss)/gain on derivatives	61	—	—
(i)	Commercial Management Agreements

The vessel-owning subsidiaries of GasLog Partners have entered into commercial management agreements with GasLog (collectively, the “Commercial Management Agreements”), pursuant to which GasLog provided certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the agreements was $360 for each vessel payable quarterly in advance in lump sum amounts. Beginning January 1, 2022, the annual commercial management fee changed from a fixed annual amount to a fixed commission of 1.25% on the annual gross charter revenues of each vessel, which will continue to be payable monthly in advance.

Effective July 21, 2020, October 1, 2020 and November 1, 2020, the commercial management agreements between the vessel-owning entities and GasLog were novated to GasLog LNG Services as the provider of commercial management services.

(ii)	Administrative Services Agreement

The Partnership has entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. For the years ended December 31, 2020, 2021 and 2022, the annual service fee was $523, $314 and $579 per vessel per year, respectively. With effect from January 1, 2023, the service fee was changed to $643 per vessel per year, as per the provisions of the Agreement.

(iii)	Ship Management Agreements

Each of the vessel owning subsidiaries of GasLog Partners has entered into a ship management agreement and subsequent amendments (collectively, the “Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Ship Management Agreement continues indefinitely until terminated by either party. With effect from January 1, 2022, the management fee was changed to $37.5 per vessel per month. In April 2022, GAS-eight Ltd. entered into a similar management agreement for the Solaris, previously managed by a subsidiary of Shell plc (“Shell”).

(iv)	In the year ended December 31, 2020, Ceres Shipping Enterprises S.A., an entity controlled by the Livanos family, received a fee of $400 from the Partnership for consultancy services provided in relation to the Partnership’s debt re-financings completed in July 2020. This amount was classified under Deferred loan issuance costs (i.e. contra debt) and will be amortized over the duration of the respective facilities.
(v)	Omnibus Agreement

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

15. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including vessels under a lease (Note 4) as of December 31, 2022, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

As of
December 31,
Period	2022
Not later than one year	278,115
Later than one year and not later than two years	128,750
Later than two years and not later than three years	87,467
Later than three years and not later than four years	44,869
Later than four years and not later than five years	25,487
More than five years	31,841
Total	596,529

In September 2017 and July 2018, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. (“Wartsila”) in respect of nine of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. (“Samsung”) in respect of eleven of the Partnership’s LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of December 31, 2022, ballast water management systems had been installed on seven out of the eleven vessels.

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

Market risk

Interest Rate Risk: The Partnership is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Partnership’s results of operations and its ability to service its debt. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize economic risks and costs associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2022, the Partnership had economically hedged 14.3% of its floating interest rate exposure on its outstanding borrowings by swapping the variable rate for a fixed rate (December 31, 2021: 31.2%).

The aggregate principal amount of the Partnership’s outstanding floating rate debt which was not economically hedged as of December 31, 2022 was $797,817 (December 31, 2021: $756,403). As an indication of the extent of the Partnership’s sensitivity to interest rate changes, an increase or decrease in LIBOR or SOFR of 10 basis points would have decreased or increased, respectively, the profit during the year ended December 31, 2022 by $809, based upon its debt level at the end of the reporting period (December 31, 2021: $767 and December 31, 2020: $766).

Interest Rate Sensitivity Analysis: The fair value of the interest rate swaps as of December 31, 2022 was estimated as a net asset of $3,576 (December 31, 2021: net liability of $9,245). For the three years ended December 31, 2022, the interest rate swaps were not designated as cash flow hedging instruments (Note 18).

The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. As of December 31, 2022, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to approximately $195 (December 31, 2021: $404 and December 31, 2020: $844) affecting (Loss)/gain on derivatives in the respective periods.

Currency Risk: Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership’s functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to technical maintenance and crew costs denominated in euros. Specifically, for the year ended December 31, 2022, approximately $40,226 of the operating and administrative expenses were denominated in euros (December 31, 2021: $42,426 and December 31, 2020: $48,664). As of December 31, 2022, approximately $9,900 of the Partnership’s outstanding trade payables and accruals were denominated in euros (December 31, 2021: $10,030).

As an indication of the extent of the Partnership’s sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased its profit and cash flows during the year ended December 31, 2022 by $4,023, based upon its expenses during the year (December 31, 2021: $4,243 and December 31, 2020: $4,866).

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability but can also increase the risk of losses.

The Partnership manages its liquidity risk by having secured credit lines, by receiving capital contributions to fund its commitments and by maintaining cash and cash equivalents.

The following tables detail the Partnership’s expected cash flows for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Partnership can be required to pay. The tables include both interest and principal cash flows. Variable future interest payments were determined based on an average LIBOR/SOFR plus the margins applicable to the Partnership’s loans at the end of each year presented.

	Weighted-
	average
	effective	Less
	interest	than 1
	rate	month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2022
Trade accounts payable		8,895	405	—	—	—	9,300
Due to related parties		—	2,873	—	—	—	2,873
Other payables and accruals*		8,780	10,733	6,669	—	—	26,182
Other non-current liabilities*		—	—	—	79	—	79
Lease liabilities		1,642	3,125	14,453	47,067	—	66,287
Variable interest loans	6.50%	13,622	22,188	104,684	900,841	26,274	1,067,609
Total		32,939	39,324	125,806	947,987	26,274	1,172,330
December 31, 2021
Trade accounts payable		9,415	132	—	—	—	9,547
Due to related parties		—	952	—	—	—	952
Other payables and accruals*		8,379	7,375	5,625	—	—	21,379
Other non-current liabilities*		—	—	—	80	—	80
Lease liabilities		1,019	1,941	8,929	48,390	—	60,279
Variable interest loans	2.42%	17,894	19,164	85,121	996,835	60,146	1,179,160
Fixed interest loans**		—	49	—	—	—	49
Total		36,707	29,613	99,675	1,045,305	60,146	1,271,446
*	Non-financial liabilities are excluded.
**	A commitment fee is charged at 1.0% on the available amount of the Sponsor Credit Facility.

The amounts included above for variable interest rate instruments are subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The following tables detail the Partnership’s expected cash flows for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash (inflows)/ outflows on derivative instruments that are settled on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the interest rate swaps.

	Less than 1
	month	1-3 months	3-12 months	1-5 years	Total
December 31, 2022
Interest rate swaps	(7)	—	(2,514)	(1,222)	(3,743)
Total	(7)	—	(2,514)	(1,222)	(3,743)
December 31, 2021
Interest rate swaps	68	352	4,775	4,141	9,336
Total	68	352	4,775	4,141	9,336

The Partnership expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year-end and the cash generated by operating activities. The Partnership expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss and arises from cash and cash equivalents, short-term investments, favorable derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including trade and other receivables. The Partnership is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Partnership currently deals exclusively with financial institutions and customers with high credit ratings.

	As of
	December 31,
	2021	2022
Cash and cash equivalents	145,530	198,122
Short-term cash deposits	—	25,000
Trade and other receivables	11,156	11,185
Derivative financial instruments	—	3,576

For the years ended December 31, 2020, December 31, 2021 and December 31, 2022, 73%, 56% and 44%, respectively, of the Partnership’s revenues were earned from subsidiaries of Shell and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership’s principal counterparty and the fact that the hire is being collected in advance. The Partnership did not experience any credit losses on its accounts receivable portfolio during the three years ended December 31, 2022. The carrying amount of financial assets recorded in the consolidated financial statements represents the Partnership’s maximum exposure to credit risk. Management monitors exposure to credit risk and believes that there is no substantial credit risk arising from the Partnership’s counterparty.

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

	As of
	December 31,
	2021	2022
Borrowings—current portion	99,307	90,358
Borrowings—non-current portion	986,451	831,588
Lease liabilities—current portion	10,342	17,433
Lease liabilities —non-current portion	45,556	45,136
Derivative financial instruments—current liability	5,184	—
Derivative financial instruments—non-current liability	4,061	—
Derivative financial instruments—current asset	—	(2,440)
Derivative financial instruments—non-current asset	—	(1,136)
Total indebtedness	1,150,901	980,939
Total assets	2,131,733	2,015,434
Total indebtedness/total assets	54.0%	48.7%

18. Derivative Financial Instruments

The fair value of the Partnership’s derivative assets is as follows:

	As of December 31,
	2021	2022
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	—	3,576
Total	—	3,576
Derivative financial instruments—current assets	—	2,440
Derivative financial instruments—non-current assets	—	1,136
Total	—	3,576

The fair value of the Partnership’s derivative liabilities is as follows:

	As of
	December 31,
	2021	2022
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,245	—
Total	9,245	—
Derivative financial instruments—current liability	5,184	—
Derivative financial instruments—non-current liability	4,061	—
Total	9,245	—

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

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

					Fixed	Notional Amount
		Trade	Effective	Termination	Interest	December 31,	December 31,
Company	Counterparty	Date	Date	Date	Rate	2021	2022
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.72%/1.52%*	130,000	—
GasLog Partners	GasLog	July 2017	July 2017	June 2022	2.19%/1.99%*	80,000	—
GAS-twenty seven Ltd.	DNB Bank ASA	July 2020	July 2020	July 2024	3.146%	48,889	48,889
GAS-twenty seven Ltd.	DNB Bank ASA	July 2020	July 2020	April 2025	3.069%	40,000	40,000
GAS-twenty seven Ltd.	ING Bank N.V.	July 2020	July 2020	July 2024	3.24%	24,444	24,444
GAS-twenty seven Ltd.	ING Bank N.V.	July 2020	July 2020	April 2025	3.176%	20,000	20,000
					Total	343,333	133,333

*Pursuant to the Credit Support Annex entered into in March 2020, whereby GasLog Partners agreed to effect deposit cash collateral payments with GasLog in connection with its derivative instruments with GasLog, the fixed interest rates of the interest rate swaps were decreased by 20 basis points or 0.2%. In November 2020, the Credit Support Annex was amended and the cash collateral held with GasLog was fully released and the fixed interest rates of the three remaining interest rate swaps with GasLog were reverted to their initial fixed rates with effect on the next interest period.

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

The derivative instruments of the Partnership listed above were not designated as cash flow hedging instruments as of December 31, 2022. The change in the fair value of the interest rate swaps for the year ended December 31, 2022 amounted to a gain of $12,821 (December 31, 2021: a gain of $11,092 and December 31, 2020: a loss of $8,623), which was recognized in profit or loss in the year incurred and is included in (Loss)/gain on derivatives. During the year ended December 31, 2022, the gain of $12,821 was mainly attributable to changes in the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in a decrease in net derivative liabilities from interest rate swaps held for trading.

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

Forward foreign exchange contracts held for trading

The derivative instruments mentioned above were not designated as cash flow hedging instruments. In the year ended December 31, 2022, the Partnership did not enter into any new forward foreign exchange contracts and the change in the fair value of these contracts for the year ended December 31, 2022 amounted to nil (December 31, 2021: nil and December 31, 2020: gain of $55), which was recognized in profit or loss for the year incurred and is included in (Loss)/gain on derivatives.

An analysis of Loss/(gain) on derivatives is as follows:

	For the year ended
	December 31,
	2020	2021	2022
Realized loss on interest rate swaps held for trading	6,300	8,596	3,175
Realized loss on forward foreign exchange contracts held for trading	61	—	—
Unrealized loss/(gain) on interest rate swaps held for trading	8,623	(11,092)	(12,821)
Unrealized gain on forward foreign exchange contracts held for trading	(55)	—	—
Total loss/(gain) on derivatives	14,929	(2,496)	(9,646)

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

19. Cash Flow Reconciliations

The reconciliations of the Partnership’s financing activities for the three years ended December 31, 2022 are presented in the following tables:

A reconciliation of borrowings arising from financing activities is as follows:

			Deferred
		Non-cash	financing
	Cash flows	items	costs, assets	Borrowings
January 1, 2020				1,346,024
Borrowings drawdowns	479,984	—	—	479,984
Borrowings repayments	(540,701)	—	—	(540,701)
Additions in deferred loan issuance costs	(7,362)	164	—	(7,198)
Amortization and write-off of deferred loan issuance costs (Note 13)	—	7,434	—	7,434
December 31, 2020				1,285,543
Borrowings repayments	(205,179)	—	—	(205,179)
Amortization and write-off of deferred loan issuance costs (Note 13)	—	5,394	—	5,394
December 31, 2021				1,085,758
Borrowings repayments (Note 7)	(168,585)	—	—	(168,585)
Additions in deferred loan issuance costs	(21)	(14)	14	(21)
Amortization and write-off of deferred loan issuance costs (Note 13)	—	4,794	—	4,794
December 31, 2022				921,946

A reconciliation of net derivative assets/liabilities arising from financing activities is as follows:

		Non-cash	Net derivative
	Cash flows	items	(liabilities)/assets
January 1, 2020			(8,923)
Proceeds from entering into interest rate swaps	(16,056)	—	(16,056)
Payment for interest rate swaps termination	13,210	—	13,210
Unrealized loss on interest rate swaps held for trading (Note 18)	—	(8,623)	(8,623)
Unrealized gain on forward foreign exchange contracts held for trading (Note 18)	—	55	55
December 31, 2020			(20,337)
Unrealized gain on interest rate swaps held for trading (Note 18)	—	11,092	11,092
December 31, 2021			(9,245)
Unrealized gain on interest rate swaps held for trading (Note 18)	—	12,821	12,821
December 31, 2022			3,576

A reconciliation of lease liabilities arising from financing activities is as follows:

		Non-cash
	Cash flows	items	Lease liabilities
January 1, 2020			886
Additions	—	34	34
Interest expense on leases (Note 13)	—	33	33
Payments for interest	(34)	—	(34)
Payments for lease liabilities	(540)	65	(475)
December 31, 2020			444
Additions	—	57,671	57,671
Interest expense on leases (Note 13)	—	333	333
Payments for interest	(333)	—	(333)
Payments for lease liabilities	(2,217)	—	(2,217)
December 31, 2021			55,898
Additions	—	18,913	18,913
Interest expense on leases (Note 13)	—	1,668	1,668
Payments for interest	(1,668)	—	(1,668)
Payments for lease liabilities	(12,242)	—	(12,242)
December 31, 2022			62,569

20. Earnings/(loss) Per Unit (“EPU”)

The Partnership calculates earnings/(loss) per unit by allocating reported profit or loss for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement as generally described in Note 6 above.

Basic earnings/(loss) per unit is determined by dividing profit or loss for the year, after deducting preference unit distributions and adding/deducting any difference of the carrying amount of preference units above/below the fair value of the consideration paid to settle them, by the weighted average number of units outstanding during the year. Diluted earnings/(loss) per unit is calculated by dividing the profit or loss of the year attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

	For the year ended December 31,
	2020	2021	2022
Profit for the year and Partnership’s profit	56,859	5,726	118,986
Adjustment for:
Accrued preference unit distributions	(30,328)	(29,694)	(26,458)
Differences on repurchase of preference units	—	(2)	195
Partnership’s profit/(loss) attributable to:	26,531	(23,970)	92,723
Common unitholders	25,970	(23,488)	90,821
General partner	561	(482)	1,902
Weighted average units outstanding (basic)
Common units	47,042,494	49,501,674	51,422,248
General partner units	1,021,336	1,049,800	1,078,897
Earnings/(loss) per unit (basic)
Common unitholders	0.55	(0.47)	1.77
General partner	0.55	(0.46)	1.76
Weighted average units outstanding (diluted)
Common units*	49,567,506	49,501,674	53,164,907
General partner units	1,021,336	1,049,800	1,078,897
Earnings/(loss) per unit (diluted)
Common unitholders	0.52	(0.47)	1.71
General partner	0.55	(0.46)	1.76
*

Includes unvested awards with respect to the 2015 Plan (Note 21) and Class B units for the year ended December 31, 2020 and December 31, 2022; does not include unvested awards and Class B units for the year ended December 31, 2021, because their effect would be anti-dilutive. The 2,490,000 Class B units were issued on June 30, 2019 and are included in the weighted average number of units outstanding for the calculation of diluted EPU from July 1, 2019 and onwards. They become eligible for conversion on a one-for-one basis into common units at GasLog’s option in six tranches of 415,000 units per annum on July 1 of 2020 (Note 6), 2021 (Note 6), 2022 (Note 6), 2023, 2024 and 2025; as a result, they do not have an impact on the calculation of basic EPU until conversion.

21. Share-based Compensation

The Partnership has granted to its executives RCUs and PCUs in accordance with the 2015 Plan.

The details of the granted awards are presented in the following table:

			Fair value at grant
Awards	Number	Grant date	date
RCUs	233,688	April 1, 2020	$2.02
PCUs	233,688	April 1, 2020	$2.02
RCUs	98,255	April 1, 2021	$2.75
PCUs	98,255	April 1, 2021	$2.75
RCUs	21,663	September 14,2021	$4.09
PCUs	21,663	September 14,2021	$4.09
RCUs	113,793	April 1, 2022	$5.80

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

Movement in RCUs and PCUs during the year

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2021	89,978	2.04	446
Granted during the year	119,918	—	368
Vested during the year	(5,984)	—	(140)
Outstanding as of December 31, 2021	203,912	1.86	674
Granted during the year	113,793	—	660
Vested during the year	(70,620)	—	(317)
Outstanding as of December 31, 2022	247,085	1.49	1,017
PCUs
Outstanding as of January 1, 2021	89,978	2.04	446
Granted during the year	119,918	—	368
Vested during the year	(2,992)	—	(70)
Forfeited during the year	(2,992)	—	(70)
Outstanding as of December 31, 2021	203,912	1.86	674
Vested during the year	(65,044)	—	(189)
Forfeited during the year	(5,576)	—	(128)
Outstanding as of December 31, 2022	133,292	0.84	357

The total expense recognized in respect of equity-settled employee benefits for the year ended December 31, 2022 was $760 ($378 for the year ended December 31, 2021; $1,908 for the year ended December 31, 2020). The total accrued cash distribution as of December 31, 2022 is $56 (December 31, 2021: $86).

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

The Partnership did not qualify for this exemption for the three years ended December 31, 2022. During the year ended December 31, 2022, the estimated U.S. source gross transportation tax was $1,529 (December 31, 2021: $1,357 and December 31, 2020: $1,300).

23. Subsequent Events

On January 24, 2023, the Partnership's board of directors received an unsolicited non-binding proposal from GasLog to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog, at an aggregate purchase price of $7.70 per common unit in cash, consisting in part of a special distribution by the Partnership of $2.33 per common unit in cash to be distributed to the Partnership's unitholders immediately prior to the closing of the proposed transaction and the remainder to be paid by GasLog as merger consideration at the closing of the proposed transaction. The Partnership's board of directors has authorized its conflicts committee, consisting only of non-GasLog affiliated directors, to review, evaluate, negotiate and accept or reject the proposed transaction.

On January 25, 2023, the board of directors of GasLog Partners approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2022, of $0.01 per unit. The cash distribution was paid on February 9, 2023, to all common unitholders of record as of February 6, 2023. The aggregate amount of the declared distribution was $528.

On January 25, 2023, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on March 15, 2023 to all unitholders of record as of March 8, 2023.