Form 20-F
period 2023-12-31
GasLog Partners LP
filed 2024-03-07
CIK 1598655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission file number: 001-36433

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2023, there were 16,036,602 Partnership Common Units, 1,080,263 General Partner Units, 5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

Yes ☐ No ☒

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

●	“GasLog Partners”, the “Partnership”, “we”, “our”, “us” or similar terms refer to GasLog Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates;
●	“GasLog”, depending on the context, refers to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, other than GasLog Partners;
●	“GasLog Group”, refers to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, including GasLog Partners;
●	“our general partner” refers to GasLog Partners GP LLC, the general partner of GasLog Partners and a wholly owned subsidiary of GasLog;
●	“GasLog LNG Services” refers to GasLog LNG Services Ltd., a wholly owned subsidiary of GasLog;
●	“GasLog Carriers” refers to GasLog Carriers Ltd., a wholly owned subsidiary of GasLog;
●	“GasLog Partners Holdings” refers to GasLog Partners Holdings LLC, a wholly owned subsidiary of GasLog Partners;
●	“Merger Agreement” refers to the agreement and plan of merger dated as of February 21, 2021, and as subsequently amended on April 20, 2021, with BlackRock’s Global Energy and Power Infrastructure Team (collectively, “GEPIF”), pursuant to which GEPIF acquired all of the outstanding common shares of GasLog Ltd. that were not held by certain existing shareholders for a purchase price of $5.80 in cash per share (the “GEPIF Transaction”). Following the consummation of the GEPIF Transaction in June 2021, certain existing shareholders including Blenheim Holdings Ltd. (“Blenheim Holdings”), which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation (collectively, the “Rolling Shareholders”) continue to hold approximately 55% of the outstanding common shares of GasLog Ltd. and GEPIF holds approximately 45%;
●	“Merger Agreement with GasLog” refers to the agreement and plan of merger dated as of April 6, 2023, with GasLog, our general partner and Saturn Merger Sub LLC, a wholly owned subsidiary of GasLog (“Merger Sub”), pursuant to which Merger Sub merged with and into the Partnership, with the Partnership surviving as a direct subsidiary of GasLog, and GasLog acquired the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash (the “GasLog Partners Transaction”), consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash (the “Special Distribution”) that was distributed to the Partnership’s unitholders in connection with the closing of the GasLog Partners Transaction and the remainder was paid by GasLog as merger consideration at the closing of the GasLog Partners Transaction on July 13, 2023;
●	“Shell” refers to Shell plc or any one or more of its subsidiaries;
●	“MSL” refers to Methane Services Limited, a subsidiary of Shell;
●	“Hanwha” refers to Hanwha Ocean Co., Ltd., formerly Daewoo Shipbuilding and Marine Engineering Co., Ltd.;
●	“Cheniere” refers to Cheniere Marketing International LLP, a wholly owned subsidiary of Cheniere Energy, Inc.;
●	“CDBL” refers to CL Gas Three Limited, a wholly owned subsidiary of China Development Bank Financial Leasing Co., Ltd.;
●	“Trafigura” refers to Trafigura Maritime Logistics PTE Ltd.;

●	“Woodside” refer to Woodside Energy Shipping Singapore Pte. Ltd.;
●	“CNTIC VPower” refers to CNTIC VPower Energy Ltd., an independent Chinese energy company;
●	“SEA charterer” refers to a Southeast Asian charterer;
●	“Naturgy” refers to Naturgy Aprovisionamentos S.A.;
●	“ATM Programme” refers to our at-the-market common equity offering programme which commenced in May 2017 and finished in 2023;
●	“Class B Units” refers collectively to the Class B units issued on June 30, 2019 which are no longer outstanding as of December 31, 2023;
●	“Series A Preference Units” refers to our 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;
●	“Series B Preference Units” refers to our 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;
●	“Series C Preference Units” refers to our 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;
●	“Preference Units” refers to our Series A Preference Units, our Series B Preference Units and our Series C Preference Units;
●	“LNG” refers to liquefied natural gas;
●	“FSRUs” refers to Floating Storage and Regasification Units;
●	“FSUs” refers to Floating Storage Units;
●	“NYSE” refers to the New York Stock Exchange;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“IPO” refers to the initial public offering of GasLog Partners on May 12, 2014;
●	“IFRS” refers to International Financial Reporting Standards;
●	“dollars” and “$” refer to, and amounts are presented in, U.S. dollars;
●	“TFDE” refers to tri-fuel diesel electric engine propulsion;
●	“Steam” refers to steam turbine propulsion; and
●	“cbm” refers to cubic meters.

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

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

●	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
●	fluctuations in charter hire rates, vessel utilization and vessel values;
●	our ability to secure new multi-year charters at economically attractive rates;
●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
●	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
●	number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	the duration and effects of COVID-19 and any other pandemics on our workforce, business, operations and financial condition;
●	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
●	fluctuations in exchange rates, especially the U.S. dollar and Euro;
●	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;
●	our ability to leverage GasLog’s relationships and reputation in the shipping industry and the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers to obtain new charter contracts;

v

●	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
●	changes in the ownership of our charterers;
●	our customers’ performance of their obligations under our time charters and other contracts;
●	our future operating performance, financial condition, liquidity and cash available for distributions;
●	our distribution policy and our ability to make cash distributions on our Preference Units or the impact of changes to cash distributions on our financial position;
●	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities and funding by banks of their financial commitments;
●	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;
●	risks inherent in ship operation, including the discharge of pollutants;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
●	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including regulatory requirements with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
●	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
●	potential liability from future litigation; and
●	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.	Reserved
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to the LNG Carrier Business

●	Our results of operations and financial condition depend significantly on charter rates for LNG carriers which may be highly volatile and depend on factors outside of our control. Operating vessels in the spot market, or being unable to recharter the vessels on long-term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition, the value of our assets, and could further reduce or eliminate our ability to pay distributions on our Preference Units.
●	If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements and may adversely impact our ability to pay distributions on our Preference Units.
●	An oversupply of LNG carriers as a result of excessive new ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows, especially in relation to our Steam vessels that are less efficient compared to newer vessels.
●	The LNG shipping industry is subject to substantial environmental and other regulations which may be increased further by the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators. We may incur substantial costs in complying with new or changing environmental regulations which may affect our results of operations, financial condition and ability to pay distributions on our Preference Units.

●	Ship values may fluctuate substantially which has resulted in non-cash impairment charges on our Steam vessels in previous years. A further decline in ship values could cause us to incur an additional loss.
●	The continuation of COVID-19, the spread of new variants and related governmental responses thereto may have further negative effects on the global economy, energy demand and on our results of operations and financial condition.

Risks Related to Us

●	Our future success depends on our own and GasLog’s ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts, for which we face considerable competition from other established companies with significant resources, as well as recent and potential future new entrants. We are reliant on the commercial skills of GasLog to develop, establish and maintain customer relationships on our behalf.
●	We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	We rely on our information systems to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and results of operations.
●	We are subject to certain risks with respect to our relationship with GasLog, and failure of GasLog to comply with certain of its financial covenants under its debt instruments could, among other things, result in a default under the loan facility which is guaranteed by the Partnership and certain of its subsidiaries and secured by our vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	Our officers are employed by GasLog and face conflicts in the allocation of their time to our business.
●	We are a “foreign private issuer” under NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

Risks Related to our Preference Units

●	Unitholders may have liability to repay distributions.
●	Our Preference Units are subordinated to our indebtedness and other liabilities, and investors’ interests could be diluted by the issuance of additional preference units and by other transactions.
●	Holders of our Preference Units have extremely limited voting rights.
●	The Preference Units represent perpetual equity interests, and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.
●	The Preference Units have not been rated, and ratings of any other of our securities may affect the trading price of the Preference Units.
●	Market interest rates may adversely affect the value of our Preference Units.
●	The Preference Units are redeemable at our option.
●	Fluctuations in interest rates may adversely affect the value of and return on our Preference Units.

Risks Inherent in the LNG Carriers Business

Our results of operations and financial condition depend significantly on charter rates for LNG carriers which may be highly volatile and depend on factors outside of our control. Operating vessels in the spot market, or being unable to recharter the vessels on long-term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition, the value of our assets, and could further reduce or eliminate our ability to pay distributions on our Preference Units.

As of February 29, 2024, our owned and bareboat fleet consists of 14 LNG carriers. Six of our owned and bareboat vessels currently operate under long-term time charters (defined as those with initial duration of more than three years) and eight of our vessels are currently trading in the short-term spot market (defined as contracts with initial duration of less than three years). Three of the eight vessels operating in the short-term spot market, consisting of one Steam vessel and two TFDE vessels, are due to come off charter between March 2024 and October 2024.

Four of the vessels operating in the short-term spot market are Steam vessels. Our Steam vessels are less efficient and have higher CO2 emissions than larger, more technologically advanced modern LNG carriers and it may be more challenging to find spot and/or term employment for these vessels in the future. Unless we are able to secure longer term charters at attractive rates we will have exposure to the spot market which is highly competitive and subject to significant price fluctuations. In addition, there may be extended periods of idle time between charters. Moreover, any longer-term charters we are able to secure for our vessels may not be as long in duration as the multi-year charters we have enjoyed in the past and are likely to be at lower charter rates. In recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market than was historically the case, the duration of term charters for on-the-water vessels with such charters now generally being anywhere between six months and three years. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel but we will be required to pay expenses necessary to maintain the vessel in proper operating condition.

Failure to secure new term charters could adversely affect our future liquidity, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

As of December 31, 2023, we had a total of 580 open vessel days during 2024. A failure to obtain charters at acceptable rates on our vessels could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to holders of our Preference Units.

If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements and may adversely impact our ability to pay distributions on our Preference Units.

Most shipping requirements for new LNG projects continue to be secured on a multi-year basis, although the level of spot voyages and short-term time charters of less than 12 months in duration has grown in recent years. As vessels currently operating under multi-year charters redeliver, the number of vessels available in the short-term or spot charter market is likely to continue to expand which may result in reduced opportunities to secure multi-year charters for our vessels. With our vessels trading in the short-term or spot market upon expiration or early termination of our current charters, our revenues and cash flows may become more volatile and may decline. These factors could result in a decrease in our revenues and cash flows, including cash available for distribution to holders of our Preference Units.

An oversupply of LNG carriers as a result of excessive new ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows, especially in relation to our Steam vessels that are less efficient compared to newer vessels.

Based on current levels of demand, we currently believe that the global LNG carrier fleet may experience high levels of utilization over the next one to two years, though the supply of LNG carriers has been increasing as a result of the ordering and delivery of new ships. Ordering increased significantly in 2022 and 2023, despite shipyard prices for newbuild vessels rising substantially, as a result of a renewed focus on energy security, diversification and investment in LNG infrastructure after the geopolitical events surrounding the Russia-Ukraine conflict and the decline of Russian pipeline flows to Europe by about 90%.

According to Poten & Partners Group, Inc. (“Poten”), as of January 31, 2023, the global trading fleet of conventional LNG carriers (>100,000 cbm) consisted of 606 vessels, with another 288 LNG carriers on order (with delivery up to 2028, 174 were ordered in 2022), of which 22 do not have multi-year charters. The majority of these vessels are tied to new projects, including about 25% of confirmed vessel orders tied to Qatar’s North Field Expansion project, and therefore likely to not negatively impact the supply-demand for vessels, unless the Qatar project is delayed.

Any future expansion of the global LNG carrier fleet in excess of the demand for LNG shipping will likely have a negative impact on charter hire rates, vessel utilization and vessel values. However it has become difficult to secure additional berths and with prices for new vessels exceeding $265.0 million, order levels declined in 2023 compared to 2022 and are expected to continue to decline due to high prices, scarcity of available slots and available deliveries of new vessels from 2027 onwards. If charter hire rates are lower when we are seeking new employment, or if we are unable to secure employment for our vessels trading in the spot and short-term markets, as a result of increased competition from modern vessels, our revenues and cash flows, including cash available for distribution to holders of our Preference Units, may decline.

The LNG shipping industry is subject to substantial environmental and other regulations which may be increased further by the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators. We may incur substantial costs in complying with new or changing environmental regulations which may affect our results of operations, financial condition and ability to pay distributions on our Preference Units.

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. These requirements may introduce regulations which affect the operation profile of our vessels and could impact our existing charters. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third party claims as a result of violations of, or liabilities relating to, such laws and regulations. The higher emissions of our Steam vessels relative to more modern vessels could make it more difficult to secure employment for these vessels and reduce the rates at which we can charter these vessels to our customers.

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

Additional laws, regulations, taxes or levies may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. New or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States has enacted legislation, and more recently a convention adopted by the International Maritime Organisation (“IMO”) has become effective, governing ballast water management systems on oceangoing ships. The IMO has also established progressive standards limiting emissions from ships (adopted by the MEPC 75) which began in 2023 and will continue towards 2030 and 2050 emissions reduction goals effective from January 1, 2024. The EU has incorporated shipping within the carbon Emission Trading Scheme already existing for other sectors. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low sulfur fuel or pollution controls) in order for us to maintain our ships’ compliance with international and/or national regulations. We may also become subject to additional laws and regulations if we enter new markets or trades.

The EU’s Taxonomy Regulation establishes an EU framework for the classification of sustainable economic activities with the aim of providing transparency to investors and business as the EU moves towards its 2050 climate neutrality goal. In February 2022, proposed new rules announced by the EU named natural gas and nuclear power generation as “transitional technologies” (provided they meet certain criteria, such as replacing coal plants, and subject to certain limits and phase put periods) and set out new disclosure rules for companies regarding annual reporting about compliance with green criteria. The rules came into effect on January 1, 2023.

In June 2023, the International Sustainability Standards Board (“ISSB”) issued IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 Climate-related Disclosures. The objective of IFRS S1 and IFRS S2 is to require an entity to disclose information about its sustainability-related risks and opportunities and climate-related risks and opportunities, respectively, that is useful to users of general purpose financial reports in making decisions relating to providing resources to the entity. IFRS S1 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted as long as IFRS S2 is also applied. IFRS S2 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted as long as IFRS S1 is also applied. We expect that these standards may have a disclosure impact on our financial reporting requirements.

We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements and/or contractual requirements, including enhanced risk assessment and security requirements, as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain, and possibly recover from, insurance policies or to obtain the required certificates for entry into the different ports where we operate.

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990 (“OPA”), provide for potentially unlimited joint, several and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976 (the “London Convention”).

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

Ship values may fluctuate substantially, which has resulted in non-cash impairment charges on our Steam vessels in previous years. A further decline in ship values could cause us to incur an additional loss.

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

If the market values of our ships decline, we may be required to record impairment charges in our financial statements, which could adversely affect our results of operations. For a discussion of impairment charges for the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates—Impairment of Vessels”. If a charter contract expires or is terminated by the customer, we may be unable to redeploy the affected ships at attractive rates and, rather than continue to incur costs to maintain them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship values have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

Climate change and greenhouse gas emissions restrictions may adversely impact our results of operations, financial condition and ability to pay distributions on our Preference Units.

Due to concern over the risks of climate change, a number of countries and the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases (“GHGs”) from international shipping are not currently subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships (“MARPOL Convention”). In May 2023, regulations for the EU-wide trading scheme for industrial GHG emissions, the EU Emissions Trading System (“EU ETS”), were amended in order to include emissions from maritime transport activities and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy and surrender allowances that correspond to the emissions covered by the system. Compliance with these and any future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire emissions allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Such compliance could also affect our revenues and change significantly the market in which we compete, which may adversely affect any strategic growth opportunities.

There is increasing focus on the environmental footprint of the energy and transportation sectors from governments, regulators, shareholders, customers, environmental pressure groups and other stakeholders. This has been manifested recently by the fact that some of our charterers have set specific carbon emissions targets, covering all of their activities and products and those of their suppliers. GasLog’s vessels on charter to those charterers and other energy companies form part of their supply chain and may be captured within their targets. In addition, many large financial institutions are under pressure to both reduce their own environmental footprints and to monitor the environmental footprints of the companies and projects to which they lend. While LNG is among the cleanest marine transportation fuels, the focus and pressure on the environmental footprint of the marine transportation sector is likely to remain high and may increase. For example, in June 2021, the IMO adopted amendments to MARPOL Annex VI that entered into force on November 1, 2022 and require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures. Additionally, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that provides new mid-term emissions reduction goals and guidance. Implementation of framework may require additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector and increased use of zero or near-zero GHG emission technologies, among other obligations. Any specific requirements imposed on GasLog by regulators, governments, customers or other stakeholders may impact the useful life of our vessels, increase our operating costs or require us to undertake significant investments in our vessels which may reduce our revenues, profits and cash flows and may impact our ability to pay distributions to holders of our Preference Units.

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

The continuation of COVID-19, the spread of new variants or the occurrence of another epidemic and related governmental responses thereto may have negative effects on the global economy, energy demand and on our results of operations and financial condition.

The COVID-19 pandemic introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. In 2020, oil and natural gas prices were adversely impacted by lower industrial demand resulting from the COVID-19 pandemic. Although the LNG market has improved since 2021, this improvement may not be sustainable in the long-term if new variants or other epidemics occur.

The ongoing spread of COVID-19, emergence of new variants or the occurrence of another epidemic, may negatively affect our business and operations, the health of our crews and the availability of our fleet, as well as our financial position and prospects. The onset of the COVID-19 pandemic resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstated in the event of any resurgence in COVID-19 or any variants thereof or the occurrence of another epidemic. Any future reduction in LNG demand and further closure of, or restricted access to, ports and terminals in regions affected by a virus may lead to reduced chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. If this were to occur, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations. With eight of our vessels currently trading in the short-term spot market, any additional exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows.

The occurrence or reoccurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of the COVID-19 or other epidemic or a recession or market correction resulting from the spread of COVID-19 or another virus could have a material adverse effect on the global economy, energy demand and our business.

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

Furthermore, the operation of ocean-going ships carries inherent risks. These risks include the possibility of:

●	marine disaster;
●	piracy;
●	cyber attacks or other failures of operational and information technology systems;
●	environmental accidents;
●	adverse weather conditions;
●	grounding, fire, explosions and collisions;
●	cargo and property loss or damage;

●	business interruptions caused by mechanical failure, human error, war, terrorism, disease (such as the outbreak of COVID-19 and variants that may emerge) and related government responses thereto, or political action in various countries;
●	declining operational performance due to physical degradation as a result of extensive idle time or other factors; and
●	work stoppages or other labor problems with crew members serving on our ships.

An accident involving any of our owned ships could result in any of the following:

●	death or injury to persons, damage to our ships, loss of property or environmental damage;
●	delays in the delivery of cargo;
●	loss of revenues from termination of charter contracts;
●	governmental fines, penalties or restrictions on conducting business;
●	litigation with our employees, customers or third parties;
●	higher insurance rates; and
●	damage to our reputation and customer relationships generally.

If any of our ships are unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our 14 LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such costs, which would decrease our earnings and cash flows. Any of these results could harm our business, financial condition, results of operations and our ability to make cash distributions to holders of our Preference Units.

All vessels in our fleet are required to be dry-docked at least once every five years for inspection and repairs. The dry-docking of our vessels may be longer and more costly than normal as a result of required repairs or regulatory requirements at the time of the dry-docking. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our Preference Units.

Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to holders of our Preference Units, could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2024 (one vessel), 2025 (four vessels) and 2026 (five vessels).

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment for our vessels and this could adversely impact the value of our assets and our results of operations and cash flows.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency is reflected in unit freight costs (“UFC”) which are driven by the size of the vessel, its fuel economy and the rate at which LNG in the cargo tanks naturally evaporates (“boil-off ratio” or “BOR”). Flexibility is primarily driven by the size of the ship and includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship, cargo containment and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be more efficient or more flexible or have longer physical lives than our ships. Competition from these more technologically advanced LNG carriers compared to our vessels with older technology could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash distributions to holders of our Preference Units, as well as our ability to obtain debt financing for ships with older technology whose market values have experienced a significant decline.

Our future performance and ability to secure future employment for our vessels depends on continued growth in LNG production and demand for LNG and LNG shipping and declines in the demand for LNG and LNG shipping may have a material adverse effect on our results of operations, financial condition and ability to pay distributions on our Preference Units.

Our future performance, including our ability to strengthen our balance sheet and to profitably employ and expand our fleet, will depend on continued growth in LNG supply and demand, and the demand for shipping. A complete LNG project includes natural gas production, liquefaction, storage, regasification and distribution facilities, in addition to marine transportation of LNG. Growth in LNG demand and increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the rate of global economic growth, fluctuations in global commodity prices, including natural gas, oil and coal as well as other sources of energy, and energy and environmental policy in markets which produce and/or consume LNG. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

●	prices for crude oil, petroleum products and natural gas. A return to low natural gas prices globally, which has occurred in 2023, may limit the willingness and ability of developers of new LNG infrastructure projects to approve the development of such new projects;
●	the cost of natural gas derived from LNG relative to the cost of natural gas generally and to the cost of alternative fuels, including renewables and coal, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG;
●	increases in the production levels of lower cost domestic natural gas in natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;
●	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing pipelines, or the development of new pipeline systems in markets we may serve;
●	infrastructure constraints such as delays in the construction of liquefaction or regasification facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment;
●	concerns regarding the spread of disease, for example, COVID-19, safety and terrorism;
●	changes in weather patterns leading to warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season;

●	the availability and allocation of capital by developers to new LNG projects, especially the major oil and gas companies and other leading participants in the LNG industry;
●	increases in interest rates, capital market volatility, changes in bank regulations or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;
●	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth;
●	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive;
●	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;
●	any significant explosion, spill or other incident involving an LNG facility or carrier; or
●	regional, national or international energy policies that constrain the production or consumption of hydrocarbons including natural gas.

In recent years, global natural gas and crude oil prices have been volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the difference in pricing between geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future.

Natural gas and oil prices are subject to volatility due to global events outside of our control, including the events in Russia and Ukraine. A continuation of the recent volatility in natural gas and oil prices may adversely affect our growth prospects and results of operations.

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

The IMO, the United Nations’ agency for regulating shipping, introduced and adopted two new measures, the EEXI and CII, the requirements of which entered into force on January 1, 2023 and are expected to have an impact on our fleet in the short and long-term. Pursuant to the EEXI regulation, Steam vessels require an Engine Power Limitation which will have an impact on the vessels’ maximum attainable speed. The CII regulation may also have an impact on our Steam and TFDE vessels, although the operative form of the regulatory framework and the consequences of non-compliance have yet to be defined by IMO, making it difficult to assess the size and timing of any associated risks. However, any impact of the CII is likely to impact smaller and less efficient Steam vessels first.

Changes in global and regional economic conditions and capital markets volatility could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities such as the continuation of COVID-19 and high inflation experienced in 2022 and 2023. A further tightening of the credit markets may negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reduction in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and ability to make cash distributions to holders of our Preference Units.

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

If any ship does not maintain its class, it will lose its insurance coverage and be unable to trade, and the ship’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our ships could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

We operate our ships worldwide, which could expose us to political, governmental and economic instability that could harm our business.

Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Hormuz. The recent Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden has caused additional volatility in the energy markets and caused concerns of supply disruption as some companies have decided to reroute vessels to avoid the Suez Canal and Red Sea.

Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Despite a phase one trade deal being signed in January 2020, tensions continue to exist. The recent hostilities between Russia and Ukraine and attendant sanctions promulgated by the United States, the European Union (“EU”) and other countries may also adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas and the imposition of a price cap on Russian-origin oil announced by the U.S., EU and several other countries in December 2022. In addition, political tensions between China and Taiwan may adversely affect our business and may also have the effect of heightening many of the other risks described in our risk factors, such as those relating to data security, supply chain and market conditions, any of which could negatively affect our business, results of operations, and financial condition. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against Russia, the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Terrorist attacks, international hostilities, political change and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks, piracy and the current conflicts in Russia, Ukraine, the Middle East, Israel, Palestine, the Gulf of Aden, the Red Sea and elsewhere, as well as other current and future conflicts and political change, may adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

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

The continuing hostilities in the Middle East may lead to additional acts of terrorism, further regional conflicts, other armed actions around the world and civil disturbance in the United States or elsewhere, which may contribute to further instability in the global financial markets. Recent events in the Israel-Palestine conflict have created additional concerns for the stability of the supply of oil as the conflict could broaden or escalate.

In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and West Africa. The recent Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. This has caused additional volatility in the energy markets and concerns of supply disruption. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and West Africa. Any terrorist attacks targeted at ships may in the future have a material negative effect on our business, financial condition, results of operations and cash flows and could directly impact our ships or our customers.

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

The European Union Code of Conduct Group periodically assess the tax policies of a range of countries including Bermuda, where our vessel owning entities are incorporated and the Marshall Islands where we also have affiliated entities incorporated. Currently, Bermuda and the Marshall Islands have committed to comply with the European Union Code of Conduct Group’s requirements on economic substance and previously passed legislation in the form of the Bermuda Economic Substance Act of 2018 and the Marshall Islands Economic Substance Regulations, 2018, as amended. In 2023, the European Union Code of Conduct Group decided to include Marshall Islands on the list of non-cooperative jurisdictions for tax purposes from February 2023 to October 2023. If the European Union Code of Conduct Group decides to include Bermuda or Marshall Islands on the non-cooperative jurisdiction list in the future, we may be subject to additional reporting requirements or other requirements that may have an adverse effect on our business.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations which could adversely affect our results of operations and cash flows.

The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage, failure of or disruption to information and operational technology systems and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities, cyber attacks and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including collision, explosion, spills and other environmental mishaps, and other liabilities arising from owning, operating or managing ships in international trade. Although we carry protection and indemnity, hull and machinery and loss of hire insurance covering our ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. In addition, we may be unable to insure against certain cyber events that may disrupt our information and operational technology systems. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

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

The government of a jurisdiction where one or more of our ships are registered could requisition for title or seize our ships. Requisition for title occurs when a government takes control of a ship and becomes its owner. Also, a government could requisition our ships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition ships in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our ships, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our ships would result in off-hire days under our time charters and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

Maritime claimants could arrest our ships, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a ship, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a ship for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a ship. The arrest or attachment of one or more of our ships which is not timely discharged could cause us to default on a charter and, to the extent such arrest or attachment is not covered by our protection and indemnity insurance, could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

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

We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties, as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us.

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

We expect substantial competition from a number of experienced companies and recent and potential future new entrants to the LNG shipping market. Competitors may include other independent ship owners, state sponsored entities and major energy companies that own and operate LNG carriers, all of whom may compete with independent owners by using their own fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we or GasLog have, and some have particular relationships that may provide them with competitive advantages. In recent years, a number of marine transportation companies, including companies with strong reputations and extensive resources and experience, have either entered or significantly increased their presence in the LNG transportation market. There are other ship owners, managers and investors who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis and we may not be successful in executing any future growth plans, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

We derive a substantial majority of our contracted revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

For the year ended December 31, 2023, 39% of our revenues derived from wholly owned subsidiaries of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long-term force majeure events or otherwise. If a customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar or more favorable terms, we will suffer a loss of revenues.

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

Accordingly, the existence of any right of termination or the loss of any customer, charter or vessel could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

If we cannot meet our charterers’ quality and compliance requirements, including regulations or costs associated with the environmental impact of our vessels, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Customers, and in particular those in the LNG industry, have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. There is also increasing focus on the environmental footprint of marine transportation. Our continuous compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, continuously increasing requirements from LNG industry constituents can further complicate our ability to meet the standards. We are largely dependent on GasLog for our compliance with the requirements of our customers. Any non-compliance by us, either suddenly or over a period of time, on one or more LNG carriers, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows, financial position and our ability to make cash distributions to holders of our Preference Units.

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

We rely on our information systems to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and adversely affect our results of operations.

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

We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cybersecurity incidents. We also have processes to oversee and identify cybersecurity risks from cybersecurity threats associated with the use of suppliers, vendors, third-party service providers and IT support companies. For a description of the measures taken and the processes in place to manage these risks, see “Item 16.K. Cybersecurity”.

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

We will enter into, among other things, time charters and other contracts with our customers, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk. For example, for the year ended December 31, 2023, 39% of our revenues derived from subsidiaries of Shell. While we believe all our customers to be strong counterparties, their creditworthiness as assessed by independent parties such as credit rating agencies is less strong than that of Shell. In the future, we may enter into new charters with these and other counterparties who are less creditworthy.

The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the natural gas and LNG markets and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

Our ability to obtain incremental debt financing for future acquisitions of ships may depend on the creditworthiness of our charterers, the terms of our future charters and the performance of our vessels operating in the spot market.

Our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the value of the ships, which in turn depends in part on charter hire rates, charter lengths and the ability of our charterers to comply with the terms of their charters. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional ships or may significantly increase our costs of obtaining such capital. Reduced expectations for the utilization and earnings of our vessels operating in the short-term spot market may also impact our ability to access additional capital resources. Our inability to obtain additional financing or having to commit to financing on unattractive terms could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to holders of our Preference Units.

We are subject to certain risks with respect to our relationship with GasLog, and failure of GasLog to comply with certain of its financial covenants under its debt instruments could, among other things, result in a default under the loan facility which is guaranteed by the Partnership and secured by our owned vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

GasLog’s Five-Year Sustainability-Linked Senior Secured Reducing Revolving Credit Facility in the amount of $2.8 billion (the “Facility”) is secured by our vessels and guaranteed by the Partnership. If GasLog defaults in its payment obligations, we may be obligated to make the required payments and we may suffer material adverse financial impacts and our results of operations may be materially adversely affected. Further, in the event of such a default, the lenders in the Facility could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. If the Facility lenders were to foreclose on our vessels in the event of such a default, this may adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. Any of these events would adversely affect our ability to make distributions to holders of our Preference Units and could cause a decline in the market price of our Preference Units.

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

The GEPIF Transaction and the GasLog Partners Transaction could create uncertainty over the future management and direction of the Partnership and could adversely impact the Partnership and our unitholders.

There could be disagreement among major shareholders of GasLog, including the Rolling Shareholders and GEPIF, with respect to the short- and long-term management, direction and strategy of the Partnership. GasLog has the right to appoint all of our directors and officers, therefore any such disagreements with respect to the Partnership’s strategic direction may have an adverse effect on our business, operations, financial results and unit price.

Furthermore, since the closing of the GEPIF Transaction and the GasLog Partners Transaction, GasLog has limited public reporting obligations, which could adversely impact the ability of the holders of our Preference Units to assess the management and direction of the Partnership, which may have a negative effect on the price of our Preference Units.

Fees and cost reimbursements, which GasLog or its applicable affiliate will determine for services provided to us and our subsidiaries, will be substantial, may be higher for future periods than reflected in our results of operations for the year ended December 31, 2023, will be payable regardless of our profitability and will reduce our cash available for distribution to holders of our Preference Units.

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

For a description of the ship management agreements, commercial management agreements and the administrative services agreement, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”. The aggregate fees and expenses payable for services under the ship management agreements, commercial management agreements and administrative services agreement for the year ended December 31, 2023 were $6.3 million, $4.9 million and $9.0 million, respectively. Additionally, these fees and expenses will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of GasLog or its applicable affiliate, including GasLog LNG Services, could adversely affect our ability to pay cash distributions to holders of our Preference Units.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions to holders of our Preference Units.

We are a holding company. Our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make distributions to holders of our Preference Units depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of distributions. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to make distributions to holders of our Preference Units.

We rely on GasLog for capital support and depend on our relationship with GasLog in order to meet our capital expenditure and other business requirements.

We are a consolidated and wholly owned subsidiary of GasLog and depend on our relationship with GasLog for capital support in order to meet our capital expenditure and other business requirements. We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures include capital expenditures associated with (i) the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or dry-docking) and (ii) modifying an existing vessel or acquiring a new vessel, to the extent these expenditures are incurred to maintain, enhance or replace the operating capacity of our fleet. GasLog has no obligations under our partnership agreement or any other agreement to provide capital support for our capital expenditure and other business requirements.

If we do not receive capital support from GasLog and are not otherwise able to raise third-party bank financing or generate sufficient cash flow to meet our capital expenditure and other business requirements, we may be forced to sell assets, potentially at a loss, or reduce, delay or cancel our business activities, acquisitions, investments or capital expenditures. Some of these measures may adversely affect our business and reputation, and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to holders of our Preference Units.

We are a “foreign private issuer” under the securities laws of the United States and the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to holders of our Preference Units of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

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

Our partnership agreement provides that, unless otherwise provided for by Marshall Islands law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims that:

●	arise out of or relate in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);
●	are brought in a derivative manner on our behalf;
●	assert a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;
●	assert a claim arising pursuant to any provision of the Marshall Islands Act; or
●	assert a claim governed by the internal affairs doctrine regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. Any person or entity otherwise acquiring any interest in our Preference Units shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our unitholders’ ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

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

Our Preference Units are subordinated to our indebtedness and other liabilities and investors’ interests could be diluted by the issuance of additional preference units and by other transactions.

Our Preference Units are subordinated to all of our existing and any future debt obligations. As of December 31, 2023, we had no outstanding borrowings. As of December 31, 2023, we also had an aggregate of $93.9 million of lease liabilities mainly related to the sale and leaseback of the GasLog Shanghai, the Methane Heather Sally and the GasLog Sydney. We and certain of our subsidiaries are guarantors of GasLog’s debt obligations under the Facility. If GasLog defaults in its payment obligations, we may be obligated to make the required payments. Any future indebtedness of the Partnership may include restrictions on, our ability to pay distributions to holders of our Preference Units. Our partnership agreement authorizes the issue of an unlimited number of preference units in one or more class of units. The issuance of additional preference units on a parity with or senior to our Preference Units would dilute the interests of the holders of our Preference Units, and any issuance of preference units senior to or on a parity with our Preference Units or of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Preference Units. No provisions relating to our Preference Units protect the holders of our Preference Units in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Units.

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

Holders of the Preference Units generally have no voting rights. However, if and whenever distributions payable on a series of Preference Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of such series of Preference Units (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Preference Units voted as a class for the election of such director). The right of such holders of our Preference Units to elect a member of our board of directors will continue until such time as all accumulated and unpaid distributions on the applicable series of Preference Units have been paid in full.

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

The payment due to a holder of any of our Series A Preference Units, Series B Preference Units or Series C Preference Units upon a liquidation is fixed at the redemption preference of $25.00 per unit plus accumulated and unpaid distributions to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, holders of our Preference Units will have no right to receive or to participate in these amounts. Furthermore, if the market price for Preference Units is greater than the liquidation preference, holders of our Preference Units will have no right to receive the market price from us upon our liquidation.

Following the close of the GasLog Partners Transaction, our corporate actions are controlled by GasLog, who has the ability to effectively control the outcome of important corporate matters. The interests of GasLog may be different than yours.

Following the consummation of the GasLog Partners Transaction, we are a consolidated and wholly owned subsidiary of GasLog. As noted above the holders of our Preferences Units generally have no voting rights on most matters. See Item 3.D. – Risk Factors – Risks Relating to Our Preference Units. As a result of the foregoing, GasLog has effective control over our corporate strategy and the outcome of significant corporate matters, and investors may be prevented from influencing such matters including:

●	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;
●	any determinations with respect to mergers or other business combinations;
●	our disposition of substantially all our assets; and
●	any change of control; and
●	our dividend policy for our common units.

The interests of GasLog may be different from yours. These actions may take place even if the holders of our Preference Units are opposed and therefore may adversely affect the market value of our Preference Units.

In addition, the partnership agreement does not restrict our ability to distribute cash or other property to our common unitholders and our general partner unless any quarterly distributions payable on any series of Preference Units are in arrears. Any distributions made to GasLog, as the owner of all of our outstanding common units, and our general partner, will reduce the amount of cash available to operate our business, and significant distributions may have a material adverse effect on our financial condition.

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

One of the factors that will influence the price of our Preference Units will be the distribution yield on the Preference Units (as a percentage of the price of our Series A, Series B or Series C Preference Units, as applicable) relative to market interest rates. Significant inflation and increased interest rates due to interest raises by the U.S. Federal Reserve and other central banks may lead prospective purchasers of our Preference Units to expect higher distribution yields, and higher interest rates may increase our borrowing costs and potentially decrease funds available for distributions. Accordingly, higher market interest rates could cause the market price of our Preference Units to decrease.

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

Fluctuations in interest rates and an increase in SOFR may adversely affect the value of and return on our Preference Units.

The distribution rate for the Series B Preference Units has been determined based on the Term Secured Overnight Financing Rate (“SOFR”) for a three month tenor published by the Chicago Mercantile Exchange (“CME”), from and including March 15, 2023. The distribution rate for the Series C Preference Units will be determined in accordance with the terms of our partnership agreement, by the calculation agent, from and including March 15, 2023, based on market practice and applicable Marshall Islands law regarding amending London Interbank Offered Rate tenors for U.S. Dollars (“LIBOR”) based instruments. The distribution rate for the Series C Preference Units is expected to be determined based on three-month SOFR, from and including March 15, 2024. The distribution rate for the Series A Preference Units will be determined by the Partnership, from and including June 15, 2027, based on the terms of our partnership agreement and applicable Marshall Islands law regarding amending LIBOR based instruments. Under the current LIBOR fallback provisions for the Series A Preference Units, if there is no published LIBOR rate, the floating rate is expected to be the rate set during the prior interest rate period, which would be the current fixed rate of 8.625%.

In the past, the level of SOFR has experienced significant fluctuations. Historical levels, fluctuations and trends of three-month SOFR are not necessarily indicative of future levels. Any historical upward or downward trend in SOFR is not an indication that SOFR is more or less likely to increase or decrease at any time during the floating rate period for a series of Preference Units, and you should not take the historical levels of SOFR as an indication of its future performance. Although the actual SOFR on a distribution payment date or at other times during a distribution period with respect to a series of Preference Units may be higher than the SOFR on the applicable distribution determination date for such series, you will not benefit from the SOFR at any time other than on the distribution determination date for such distribution period. As a result, changes in the SOFR may not result in a comparable change in the market value of our Preference Units in the future.

Tax Risks

In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Preference Units.

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

We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2023 tax year. Even if we do not qualify for such an exemption, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for distribution to holders of our Preference Units. For 2023, the estimated U.S. source gross transportation tax was $1.4 million. For a more detailed discussion, see the section entitled “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—United States”.

You may be subject to income tax in one or more non-U.S. jurisdictions as a result of owning our Preference Units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those jurisdictions.

We intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries. Furthermore, we intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes the risk that unitholders may be treated as having a permanent establishment or tax presence in a jurisdiction where we or our subsidiaries conduct activities simply by virtue of their ownership of our Preference Units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities or the activities of our subsidiaries may rise to the level of a tax presence that is attributed to our unitholders for tax purposes. If you are attributed such a tax presence in a jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. In addition, we may be required to obtain information from you in the event a tax authority requires such information to submit a tax return. We may be required to reduce distributions to you on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

ITEM 4.    INFORMATION ON THE PARTNERSHIP

A.	History and Development of the Partnership

GasLog Partners was formed on January 23, 2014 as a Marshall Islands limited partnership. GasLog Partners and its subsidiaries are primarily engaged in the ownership, operation and acquisition of LNG carriers engaged in LNG transportation. The Partnership conducts its operations through its vessel-owning subsidiaries and, as of February 29, 2024, we have a fleet of 14 LNG carriers, including two vessels sold and leased back under bareboat charters, comprised of ten vessels with modern TFDE propulsion technology and four Steam vessels.

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

On April 6, 2023, GasLog entered into the Merger Agreement with GasLog, our general partner and the Merger Sub. Pursuant to the Merger Agreement with GasLog, (i) Merger Sub merged with and into the Partnership, with the Partnership surviving as a direct subsidiary of GasLog, and (ii) GasLog acquired the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash, consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash that was distributed to the Partnership’s unitholders in connection with the closing of the GasLog Partners Transaction and the remainder was paid by GasLog as merger consideration at the closing of the GasLog Partners Transaction.

The conflicts committee of the Partnership’s board of directors (“Conflicts Committee”), comprised solely of independent directors and advised by its own independent legal and financial advisors, unanimously recommended that the Partnership’s board of directors approve the Merger Agreement with GasLog and determined that the GasLog Partners Transaction was in the best interests of the Partnership and the holders of its common units unaffiliated with GasLog. Acting upon the recommendation and approval of the Conflicts Committee, the Partnership’s board of directors unanimously approved the Merger Agreement with GasLog and the GasLog Partners Transaction and recommended that the common unitholders of the Partnership vote in favor of the GasLog Partners Transaction.

The GasLog Partners Transaction was approved at the special meeting of the common unitholders of the Partnership held on July 7, 2023, based on the affirmative vote (in person and in proxy) of the holders of at least a majority of the common units of the Partnership entitled to vote thereon, voting as a single class, subject to a cutback for certain unitholders beneficially owning more than 4.9% of the outstanding common units (as provided for in the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership and described in the proxy statement of the Partnership dated June 5, 2023 as filed with the SEC). The payment date for the Special Distribution was July 12, 2023. The GasLog Partners Transaction closed on July 13, 2023 at 6:30 a.m. Eastern Time (the “Effective Time”) upon the filing of the certificate of merger with the Marshall Islands Registrar of Corporations. At the Effective Time, each common unit that was issued and outstanding immediately prior to the Effective Time (other than common units that, as of immediately prior to the Effective Time, were held by GasLog) was converted into the right to receive $5.37 in cash, without interest and reduced by any applicable tax withholding, for each common unit. Accordingly, holders of common units not already beneficially owned by GasLog who held their common units both on the Special Distribution record date of July 10, 2023 (subject to the applicability of due-bill trading) and at the Effective Time received overall consideration of $8.65 per common unit. Trading in the Partnership’s common units on the NYSE was suspended on July 13, 2023, and delisting of the common units took place on July 24, 2023. The Partnership’s 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series A Preference Units”), 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series B Preference Units”) and 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series C Preference Units”) remain outstanding and continue to trade on the NYSE.

As of February 29, 2024, GasLog holds 100% of the common units of the Partnership.

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

Overview

Since our IPO in May 2014, we have been an owner, operator and acquirer of LNG carriers. The Partnership’s owned and bareboat fleet consists of 14 wholly owned LNG carriers, ten vessels with modern TFDE propulsion technology and four Steam vessels.

All of our vessels were contributed to us by, or acquired by us from, GasLog. All vessels have fixed charter terms expiring between March 2024 and April 2030. Six of our vessels currently operate under long-term time charters (defined as charters with initial duration of more than three years) and eight vessels trade in the short-term spot market (defined as vessels under contracts with initial duration of less than three years). On redelivery, if the charterers do not exercise any extension option, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters.

Since the formation of the Partnership and the contribution of the three initial vessels in our fleet in 2014, we grew our fleet and our cash flows from 2014 to 2019 through the acquisition from GasLog of vessels with multi-year charters. However, since that time, as a result of the significant, ongoing challenges facing the entire listed midstream energy Master Limited Partnership (“MLP”) industry, our cost of equity capital has remained significantly elevated for a prolonged period, making the funding of new acquisitions challenging and uneconomic.

GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers which provides support to international energy companies as part of their LNG logistics chain. GasLog was founded by its chairman, Peter G. Livanos, whose family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the NYSE on March 30, 2012 under the ticker symbol “GLOG”. As of February 29, 2024,

GasLog’s and GasLog Partners’ owned and bareboat fleet includes 37 LNG carriers, including 32 ships on the water, four LNG carriers on order from Hanwha and one vessel ready to be sold as an FSRU.

On February 22, 2021, GasLog announced that it had entered into a Merger Agreement with GEPIF. Under the Merger Agreement, GEPIF would acquire all of the outstanding common shares of GasLog that are not held by the Rolling Shareholders of GasLog in exchange for $5.80 in cash per common share. On June 9, 2021, GasLog announced the completion of the GEPIF Transaction following the special general meeting of GasLog’s shareholders held virtually on June 4, 2021, where the GEPIF Transaction and the related agreements (i) the previously announced Merger Agreement, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement, received the requisite approval of GasLog’s shareholders required by the Agreement and Plan of Merger, dated as of February 21, 2021 (and subsequently amended on April 20, 2021). Trading in GasLog’s common shares on the NYSE, was suspended with immediate effect and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares remain outstanding and continue to trade on NYSE. Following the consummation of the GEPIF Transaction on June 9, 2021, certain existing shareholders, including Blenheim Holdings, which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation, hold approximately 55.2% of the outstanding common shares of GasLog Ltd. and GEPIF holds approximately 44.8%.

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

On March 30, 2023, we completed the sale and leaseback of the GasLog Sydney, a 155,000 cbm TFDE LNG carrier built in 2013 with a wholly-owned subsidiary of CDBL for a period of five years with no repurchase option or obligation.

On July 13, 2023, the GasLog Partners Transaction closed. Pursuant to the Merger Agreement with GasLog, GasLog acquired the outstanding common units of the Partnership not already beneficially owned by GasLog. See “Item 4. Information of the Partnership––A. History and Development of the Partnership”.

Our Fleet

Owned Fleet

The following table presents information about our fleet as of February 29, 2024:

		Cargo
	Year	Capacity			Charter	Optional
Vessel Name	Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1 Methane Jane Elizabeth	2006	145,000	Cheniere	Steam	March 2025	—
2 GasLog Seattle	2013	155,000	Energy Trading Company (3)	TFDE	March 2024	—
3 Methane Alison Victoria	2007	145,000	CNTIC VPower	Steam	October 2024	2025 (4)
4 GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (5)
5 Methane Rita Andrea	2006	145,000	Asian LNG buyer	Steam	March 2026	—
6 GasLog Santiago	2013	155,000	Major Energy Exploration Company	TFDE	March 2026	2027 (6)
7 GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (5)
8 GasLog Geneva	2016	174,000	Shell	TFDE	September 2028	2031 (5)
9 GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2028	2031 (5)
10 Methane Becki Anne	2010	170,000	Shell	TFDE	March 2029	—
11 Solaris	2014	155,000	Kansai	TFDE	April 2030	—
(1)	Indicates the expiration of the initial term.
(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(3)	The vessel is chartered to a Swiss-headquartered energy trading company.
(4)	CNTIC VPower may extend the term of the related charter by an additional period of one year, provided that the charterer gives us advance notice of declaration.
(5)	The vessel is chartered to a wholly owned subsidiary of Shell. Shell has the right to extend the charters of (a) the GasLog Greece and the GasLog Glasgow for a period of five years and (b) the GasLog Geneva and the GasLog Gibraltar for a period of three years, provided that Shell gives us advance notice of the declarations.
(6)	The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of the declaration.

Bareboat Vessel

		Cargo
	Year	Capacity			Charter	Optional
Vessel Name	Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1 GasLog Sydney	2013	155,000	Centrica	TFDE	May 2024	—
2 GasLog Shanghai	2013	155,000	Woodside (3)	TFDE	March 2025	2026 (3)
3 Methane Heather Sally	2007	145,000	SEA Charterer	Steam	July 2025	—
(1)	Indicates the expiration of the initial term.
(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(3)	Woodside has the right to extend the charter by an additional period of one year, provided that Woodside gives us advance notice of declaration.

The key characteristics of our current fleet include the following:

●	each ship is sized at between approximately 145,000 cbm and 174,000 cbm capacity, which places our ships in the medium-size class of LNG carriers; we believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world;
●	each ship is double-hulled, which is standard in the LNG industry;

●	each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;
●	each of our ships is equipped with a steam turbine or TFDE propulsion technology;
●	Bermuda is the flag state of each ship;
●	each of our ships has received an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and
●	our owned and bareboat fleet has an average age of 11.7 years, compared to a current average age of approximately 10.97 years for the global trading LNG carrier fleet including LNG carriers of all sizes as of December 31, 2023.

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

The initial terms of the time charters for the GasLog Greece and the GasLog Glasgow began upon delivery of the ships and will each terminate in 2026, MSL has the option to extend the term of the charters for five years. Each charter requires that the charterer provide the owner with advance notice of its exercise of any extension option.

The initial term of the time charter for the GasLog Geneva and the GasLog Gibraltar began upon delivery of the ships and will both terminate in 2028 following the declaration of the five-year charter extension option by MSL. MSL has the option to further extend the terms of both charters for a period of three years each, all at specified hire rates. These are the final extension options that MSL has.

The Solaris commenced a multi-year time charter with Kansai in October 2023 which will terminate in March 2030.

Short-term Spot Market (defined as vessels with charter parties with initial duration of less than three years)

Our time charter to CNTIC VPower for the Methane Alison Victoria began in October 2020 and the charter will terminate in October 2024 following the declaration of the one-year charter extension option by the charterer. CNTIC VPower has the option to extend the term of the charter by a further period of one year, provided that the charterer gives advance notice.

The initial time charter for the Methane Jane Elizabeth to Cheniere began in December 2020 and the charter will terminate in March 2025 following the charterer’s exercise of its option for one year.

The Methane Heather Sally commenced a three-year charter with a SEA charterer in August 2022 which will terminate in July 2025. The vessel is owned by an unrelated party and leased back to a subsidiary of GasLog Partners.

The GasLog Seattle commenced in March 2023 a one-year time charter with a Swiss-headquartered energy trading company which will terminate in March 2024.

Our time charter to Woodside for the GasLog Shanghai began in March 2023 and will terminate after two years. Woodside has the option to extend the term of the charter by a period of one year, provided that the charterer gives advance notice. The vessel is owned by a wholly owned subsidiary of CDBL and leased back to a subsidiary of GasLog Partners.

The GasLog Sydney commenced a multi-month time charter with a wholly owned subsidiary of Centrica in June 2023 which will terminate in May 2024. The vessel is owned by a subsidiary of CDBL and leased back to a subsidiary of GasLog Partners.

The Methane Rita Andrea commenced a multi-year time charter agreement with an Asian LNG buyer in October 2023 that will be terminated in March 2026.

Our time charter to a major energy exploration company for the GasLog Santiago began in December 2023 and will terminate in March 2026. The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of the declaration.

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

Ship Management and Maintenance

Under our time charters, we are responsible for the technical management of our ships. Technical management includes the engagement and provision of qualified crews, employment of armed guards for transport in certain high-risk areas, maintaining the ship, arranging supply of stores and equipment, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements, as well as for dry-docking expenses. We provide these management services through technical management agreements with GasLog LNG Services, a wholly owned subsidiary of GasLog. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

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

On March 30, 2023, GasLog Partners’ subsidiary, GAS-five Ltd., completed the sale and leaseback of the GasLog Sydney with CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on charter party terms including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations including level of emissions, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. Eight of our vessels (four Steam and four TFDE) operate in the spot charter market that covers short-term charters of less than three years. In the future, more of our vessels may operate in the more volatile spot charter market.

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

Seagoing and Shore-Based Employees

We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2023, GasLog employed (directly and through manning agents) approximately 2,019 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as an average of 149 shore-based staff during 2023. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. For GasLog, attracting and retaining engaged, resilient and well-qualified seagoing and shore-based personnel is a top priority, and it offers competitive compensation, training and development opportunities. Through applied ESG strategy, GasLog is constantly aiming to improve the diversity, equity and inclusion of its workforce and management team, granting access and engagement to a wide pool of talent. In addition, GasLog provides intensive onboard training for officers and crews intended to instill a culture focused on the highest operational and safety standards. As a result, GasLog has historically enjoyed high retention rates. In 2023, the retention rate was 97.3% for senior seagoing officers, 95.5% for other seagoing officers and 92.6% for shore staff.

Although GasLog has historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRUs has been increasing as the global fleet of LNG carriers and FSRUs continues to grow. This increased demand has, and may continue, to put inflationary cost pressure on ensuring qualified and well-trained crew are available to GasLog. However, we and GasLog expect that the impact of cost increases and increased competition would be mitigated to some extent by the continuous evolution and adjustment of the GasLog compensation and benefit structure and by certain provisions in our time charters, including automatic periodic adjustment and cost review provisions.

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

All areas subject to surveys as defined by the classification society are required to be surveyed at least once per five-year class cycle, unless shorter intervals between surveys are otherwise prescribed. All ships are also required to be dry-docked at least once during every five-year class cycle for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. We intend to dry-dock our ships at five-year intervals that coincide with the completion of the ship’s special surveys. We expect that the dry-docking schedule for the vessels which we have the option to purchase from GasLog will, for the foreseeable future, follow the same schedule as our current fleet. According to class, vessels 15 years of age or over will be subject to special consideration and approval by Class ABS based on the vessel’s survey status before being permitted to have an Intermediate underwater inspection in Lieu of dry-docking (UWILD) instead of out of water dry-docking survey. Based on our maintenance standards and the condition of the vessels we expect we will be able to retain the five-year cycle of dry-docking and maintain this assumption for budgeting and operations planning.

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

The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our fleet:

Dry-docking
and
Ship Name(*)	Special Survey
Solaris	2024
Methane Jane Elizabeth	2025
Methane Alison Victoria	2025
Methane Heather Sally	2025
Methane Becki Anne	2025
Methane Rita Andrea	2026
GasLog Greece	2026
GasLog Geneva	2026
GasLog Gibraltar	2026
GasLog Glasgow	2026
GasLog Shanghai	2027
GasLog Seattle	2028
GasLog Santiago	2028

(*) The next drydockings of the bareboat vessels GasLog Shanghai, GasLog Sydney, and Methane Heather Sally are not included in the above table since they will not be in our owned and bareboat fleet at the time of their next drydockings.

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

Loss of Hire Insurance/Delay Insurance

We have obtained loss of hire insurance to protect us against loss of income as a result of the ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery/war insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, up to a maximum of 90 days. The number of deductible days for the ships in our fleet is 14 days per ship. In addition to the loss of hire insurance, we also place delay insurance which, like loss of hire, covers all owned vessels for time lost due to events falling under the terms of our hull and machinery insurance, plus additional protection and indemnity related incidents. The cover has a deductible of seven days with a maximum of seven days (which takes it up to the loss of hire deductible of 14 days) for H&M losses, two days with a maximum of 12 days for ship-related perils, and a maximum of 5 days for shoreside perils. The hire rate is aligned with or higher than the loss of hire insurance daily sum insured.

Additionally, we buy war loss of hire and kidnap and ransom insurance when our ships are ordered to sail through West Africa, the Indian Ocean and Gulf of Aden to insure against potential losses relating to the hijacking of a ship and its crew by pirates. The cover has a maximum of 180 days.

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

We have also purchased an additional cyber product which complements the existing vessel hull & machinery cyber cover for losses in excess of $0.1 million and up to $10.0 million and provides coverage irrespective of cause (malicious act, terror or negligence) for the core Enterprise risks including:

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

The insurance company also provides pre-risk assessment and advice that may reduce GasLog’s cyber exposure and chance of claim.

Safety Performance

GasLog provides intensive onboard and ashore training for its officers and crews to instill a culture of the highest operational and safety standards. During 2023, GasLog Partners’ fleet experienced two lost time incidents and two first aid cases.

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

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention for the Safety of Life at Sea (“SOLAS”), the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”) and the International Convention for the Prevention of Pollution From Ships (“MARPOL”). Ships that transport gas, including LNG carriers, are also subject to regulations under amendments to SOLAS, including the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”). The ISM Code requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for the development and maintenance of a safety management system for our ships that meet these requirements. GasLog LNG Services is also subject to the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (“IGC Code”), which prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk which is issued per vessel. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

SOLAS is an international maritime law which sets minimum safety standards in the construction, equipment and operation of merchant ships. The convention requires signatory flag states to ensure that ships flagged by them comply with at least these standards. The current version of SOLAS is the 1974 version, known as SOLAS 1974, which came into force on May 25, 1980. As of January 2024, SOLAS 1974 had 168 contracting states, which flag about 99.9% of merchant ships around the world in terms of gross tonnage. SOLAS in its successive forms is generally regarded as the most important of all international maritime laws concerning the safety of merchant ships.

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

The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, (“MEPC”) of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments became effective in July 2010. These requirements established a series of progressive standards to further limit the sulfur content in fuel oil, which phased in between 2012 and 2020, as well as new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. As of January 1, 2020, ships must either use low sulfur fuel (potentially including undertaking necessary fuel tank modification) to comply with a global sulfur cap of 0.5 percent m/m or be filled with exhaust gas scrubbers. Additionally, more stringent emission standards may apply in coastal areas designated as Emission Control Areas (“ECAs”). For example, IMO “Tier III” emission standards for nitrous oxide apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed after January 1, 2016. From May 1, 2024, the Mediterranean Sea will become an ECA, with compliance obligations beginning May 1, 2025. The European Union Directive 2005/33/EC, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. Our fleet complies with the relevant legislation and has the relevant certificates, including certificates evidencing compliance with Annex VI of the MARPOL Convention.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”). Under this convention, a ship’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Ships carrying more than 2,000 gross tons of oil, and trading to states that are parties to this convention, must maintain evidence of insurance in an amount covering the potential liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law impose liability either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunker Convention (defined below) “Blue Cards” to provide evidence of insurance meeting the liability requirements. Where applicable, all of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

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

The Maritime Labour Convention (“MLC”) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session in 2006, which established minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, and amendments were approved by the International Labour Conference at its 103rd Session in 2014. The convention established a single, coherent instrument embodying all up to date standards of existing international maritime labour conventions and recommendations to the extent practicable, as well as the fundamental principles to be found in other international labour conventions.

United States

Oil Pollution Act and CERCLA

Our operations are subject to the Oil Pollution Act (“OPA”), which established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes liability on owners and operators of ships for cleanup and natural resource damages from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable for all containment and clean up costs and other damages arising from oil spills from their ships (unless the spill results solely from the act or omission of a third party, an act of God or an act of war). Effective March 23, 2023, OPA increased the limit of liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,500 per gross ton or $21.5 million per double hull ship and continues to permit individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships over 300 gross tons carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship over 300 gross tons.

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

The United States Environmental Protection Agency (“EPA”) has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships (“VGP”). To be covered by the VGP, owners of certain ships must submit a Notice of Intent (“NOI”) at least 30 days before the ship operates in United States waters. Compliance with the VGP could require the installation of equipment on our ships to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our ships from entering United States waters. In March 2013, the EPA published a new VGP that included numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposed a variety of changes for nonballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, (“VIDA”), enacted on December 4, 2018, requires the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

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

The CAA also requires states to adopt State Implementation Plans(“SIPs”), which are designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. From May 1, 2024, the Mediterranean Sea will become an ECA, with compliance obligations beginning May 1, 2025. Fuel used by vessels operating in the ECA cannot exceed 0.1% (mass by mass) sulfur. As of January 1, 2016, NOx after-treatment requirements also apply. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

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

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, adopted in 1996, as amended by the Protocol to the HNS Convention, adopted in April 2010 (“HNS Convention”), if it enters into force. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”) including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. To date, the HNS Convention has not been ratified by a sufficient number of countries to enter into force.

Greenhouse Gas Regulations

The MEPC 62 of IMO adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships at its July 2011 meeting. The Energy Efficiency Design Index requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan is applicable to currently operating vessels. The requirements, which entered into force in January 2013, were fully implemented by GasLog as of December 2012 and have been implemented by the Partnership as well.

In June 2021, at MEPC 76, MEPC finalized and adopted amendments to the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI that will require ships to reduce their GHG emissions. These amendments combine technical and operational approaches to improve the energy efficiency of ships and provide important building blocks for future GHG reduction measures. These amendments entered into force on November 1, 2022, and the requirements for EEXI and CII certification came into effect on January 1, 2023. The EEXI, which indicates the energy efficiency of a ship compared to a baseline, will be implemented for existing ships as technical measures to reduce CO2 emissions. The CII will be calculated annually and implemented as an operational carbon intensity measure to benchmark and improve efficiency. The regulations and framework will be reviewed by MARPOL by January 1, 2026. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that provides new mid-term emissions reduction goals and guidance. The new strategy builds upon the initial greenhouse gas strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is difficult to predict the potential impact on our operations at this time.

In the EU, the MRV Regulation (Monitoring, Reporting, Verification), which entered into force on July 1, 2015, requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions as of January 1, 2018. In May 2023, regulations for the EU-wide trading scheme for industrial GHG emissions, the EU Emissions Trading System (“EU ETS”), were amended in order to include emissions from maritime transport activities and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy and surrender allowances that correspond to the emissions covered by the system.

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

We believe that LNG carriers, which have the inherent ability to burn natural gas to power the ship, and in particular LNG carriers like certain of our vessels that utilize two stroke low-pressure engines, can be considered among the cleanest of large ships in terms of emissions and very adaptable to the usage of newly developed lower and/or zero emission fuels.

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

United States

The following discussion is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local taxes. You are encouraged to consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our Preference Units that may be applicable to you.

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

We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2023 tax year.

For any tax year in which we are not entitled to the exemption under Section 883, we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of “effectively connected income” below) for those years. For 2023, our accrued U.S. source gross transportation tax was $1.4 million. In addition, our U.S. Source International Transportation Income that is considered to be “effectively connected” with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings “effectively connected” with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

GasLog Partners is a limited partnership formed in the Marshall Islands on January 23, 2014. As of February 29, 2024, we have 17 subsidiaries, one is incorporated in the Marshall Islands, one is incorporated in Malta and 15 are incorporated in Bermuda. Of our subsidiaries, eleven own vessels in our fleet. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

D.Property, Plant and Equipment

Other than our ships, we do not own any material property. Our vessels are subject to priority mortgages, which secure GasLog’s obligations under the Facility. For information on our vessels, see “Item 4. Information on the Partnership—B. Business Overview—Our Fleet”. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities”.

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

Overview

Since our IPO in May 2014, we have been an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of eleven wholly owned LNG carriers, eight vessels with modern TFDE propulsion technology and three Steam vessels. In addition, GasLog Partners has leased back under three bareboat charters (a) for a period of five years one TFDE vessel sold to CBDL in October 2021, (b) until the middle of 2025 one Steam vessel sold to another unrelated party in October 2022 and (c) for a period of five years one TFDE vessel sold to CBDL in March 2023.

All of our vessels were contributed to us by, or acquired by us from, GasLog, which holds 100% of the common units of the Partnership. All vessels have fixed charter terms expiring between March 2024 and April 2030. Six of our vessels currently operate under long-term time charters (defined as charters with initial duration of more than three years) and eight vessels trade in the short-term spot market (defined as vessels under contracts with initial duration of less than three years). On redelivery, if the charterers do not exercise any extension option, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters.

Industry Overview and Trends

Energy Prices

As referenced in “Item 3. Key Information—Risk Factors”, oil prices, as measured by the spot price of Brent crude oil experienced a degree of volatility throughout 2023. After declining from a $120 per barrel peak, prices declined to a low near $70 per barrel and fluctuated between this value and the $90 per barrel threshold for much of the year. Prices increased to a high of $96.6 per barrel in late September.

A concern that characterized prices in 2023 was lackluster demand for oil following the lifting of restrictions imposed during the COVID 19 pandemic. This is particularly true of expectations for recovering demand in China after its re-opening. Economic factors also played a role in shaping demand for oil. Inflation as well as the possibility of a recession in both the U.S. and the Eurozone continued to depress economic activity.

Geopolitical risks continue to cause potential concern for supply of oil as well as its orderly movement. Sanctions against Russian entities as well as the imposition of a price cap for the purchase of Russian oil has diverted Russian flows away from Europe towards Asian buyers. As the war in Ukraine continues, further disruptions could arise. Recent events in the Israel-Palestine conflict have created additional concerns for the stability of the supply of oil as the conflict could broaden or escalate. In response to this conflict, Houthi rebels began attacking vessels transiting past the Bab Al-Mandeb strait, causing vessels to divert away from the Suez Canal, resulting in additional volatility in the energy markets and raising concerns of supply disruption.

Another key driving force impacting oil prices has been the consistent support by the Organization of Petroleum Exporting Countries (“OPEC”). Total OPEC production declined from the peak it reached in September 2022 of nearly 30 million barrels per day to 28.5 million barrels per day in December 2023, about 10% lower than average production between 2010 and 2019.

Global natural gas prices experienced a significant year on year decline as a result of high inventories and continuing lackluster demand in 2023. Specifically, natural gas prices in the import regions of North-West Europe, as measured by the Title Transfer Facility (“TTF”), fell from $22.1 per million British Thermal Units (“MMBTU”) at the beginning of the year to $11.0 per MMBTU due to high levels of inventories achieved. By the end of 2023 prices had fallen by about 90% compared to their 2022 peak in August 2022 and about 74% from the 2022 average of $40.85 per MMBTU. European LNG inventories stood at 86.3% at the end of the year, significantly higher than the five-year seasonal average of 73.9%. This was primarily driven by continuing high levels of LNG imports and lower demand.

The Japan Korea Marker (“JKM”) followed a similar declining trajectory through 2023 ending the year at $11.5 per MMBTU due to lack of competition for spot LNG and lackluster demand. Mild weather expectations due to El Nino conditions in the Pacific, switching away from natural gas due to high prices and economic conditions contributed to lower demand, particularly from China who had previously been the largest spot buyer of LNG in the Pacific.

While the majority of LNG volumes are sold under long-term contracts with prices linked to the price of crude oil, we believe that the difference in delivered gas prices between import markets in Asia and the Atlantic Basin and export costs from the U.S. is a significant driver of spot LNG trade, as the differential incentivizes natural gas marketers and buyers to ship LNG over longer distances. This dynamic held true and is expected to be re-established in the long term but in 2023 has been superseded by the continued interest of charterers to secure long term charters for existing vessels and intra-basin trade due to significant and inflexible demand from Europe. This trend began in 2021 but defined the 2022 and 2023 chartering markets due to charterers’ preference to be long shipping in order to not be exposed to a volatile market and to ensure sufficient tonnage to service their own volumes as well as any profitable opportunities that may arise.

LNG Supply

Supply for 2023 is forecast to be 408.3 million tonnes (“mt”), an increase of 8.2 mt or approximately 2% over 2022, according to Wood Mackenzie. The U.S. led supply growth in 2023, up by approximately 9.1 mt or 11.9% year-over-year primarily due to the return of Freeport to operation and the continued ramp up of Calcasieu Pass.

Although there was little organic growth, the U.S. became the world’s largest exporter of LNG in 2023 while some exporters such as Nigeria and Angola continued to underproduce. Norway also returned to export levels observed before the fire at Snohvit, providing additional relief to European importers.

Wood Mackenzie also estimated 2.5% growth 10 mt of LNG supply growth in 2024 or about 2.5% year-over-year. Anticipated increases in U.S. exports are counterbalanced by some decline in exports from Australia. The U.S. is expected to remain the largest exporter of LNG in 2024.

During 2023, 5 new LNG liquefaction projects reached Final Investment Decision (“FID”) for a total of 54.15 mt with at least another 100 mt of projects building momentum towards FID. Incremental LNG shipping capacity is likely to be required to transport the LNG produced by these projects. Nonetheless, there can be no assurance that any of these projects will take FID or, if one or more FIDs are taken, that incremental shipping will be contracted or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

LNG Demand

For the full year 2023, LNG demand was estimated to be approximately 391.3 mt compared to approximately 393 mt for the full year 2022, a decrease of 0.4% according to Wood Mackenzie. Demand was relatively flat year-over-year, albeit at historically high levels. European imports continue to feature prominently, falling only by 7.1 mt compared to 2022, remaining 55% higher than imports in 2021, despite seasonally high inventories achieved throughout the year. Chinese imports began to recover due to reduced competition from Europe, ticking up by 6.5 mt in 2023. Wood Mackenzie forecasts global LNG demand growth of 9.2 mt or 2% year-over-year in 2024. Growth in demand is also constrained by the lack of available supply given the already high utilisation of liquefaction terminals.

LNG Shipping Rates and Chartering Activity

In the LNG shipping spot market, 160,000 cbm 0.1% boil-off TFDE headline rates, as reported by Clarkson Research Services Limited (“Clarksons”), averaged $97,077 per day in 2023, a 26% decrease year-on-year, albeit 10.8% higher compared to the five- year average. The decline was mostly influenced by significant flows from U.S. to Europe, which have characterized the market over the past two years and limited organic growth in LNG Supply. Many charterers are also looking to market excessive shipping length in their portfolios during the downtime of their own schedules, further depressing spot markets.

Strong demand for term vessels continues to be a significant feature of the market despite declining headline rates, with an annual average of about $117,000 per day for TFDEs and $66,700 per day for Steam vessels as reported by Clarksons. Annual average TFDE rates have declined only marginally while term rates for Steam vessels have in fact increased year-over-year. The duration demanded has also continued to shift from preference for one year fixtures to multi-year fixtures commonly reaching three or more years. This may be motivated by a number of reasons such as geopolitical events, market volatility and scarcity of independent vessels in the open market. Sub-chartered vessels have limitations on duration and delivery/redelivery flexibility, making unencumbered vessels more valuable.

The disruptions of regular transit at the Panama Canal due to drought may also be affecting the expectations of charterers and motivating them to secure additional tonnage, despite the limited impact of the Panama Canal disruptions in the current intra basin focused market. Currently, the Panama Canal is allowing only the passage of booked vessels while auctions for available slots reached record highs of nearly $4 million for a single transit in November. If conditions in Europe ease or demand in Asia increases, significant flows may be diverted away from European markets and towards Asia. Given the current restrictions, it is likely that non-booked vessels will be forced to transit via the Suez Canal or the Cape of Good Hope, adding significant time to the voyage and significantly increasing tonmile demand in the spot market. Additionally, recent disruptions in the Bab Al-Mandeb strait could have a significant impact on the routing of flows from the Middle East to Europe. Vessels would be forced to route around Africa rather than the Suez Canal, nearly doubling the total time required for a round trip. Given that Qatar is one of the three largest exporters of LNG, this could have significant impact on shipping markets by significantly increasing tonmile demand, although so far LNG freight rates have not been significantly impacted.

Delays to the start-up, or unexpected downtime, of LNG supply projects or significant further orders of new LNG carriers may weaken the supply/demand balance for LNG shipping. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, or significant increases in LNG shipping capacity, could have a material adverse effect on our ability to secure future time charters at attractive rates and durations for new ships we may order or acquire, or upon expiration or early termination of our current charter arrangements, which could harm our business, financial condition, results of operations and cash flows, including cash available for distributions to holders of our Preference Units. A sustained decline in charter rates could also adversely affect the market value of our ships.

Global LNG Fleet

According to Poten, as of December 31, 2023, the global fleet of dedicated LNG carriers (>100,000 cbm) consisted of 621 conventional LNG Carriers with another 324 LNG carriers on order, of which 38 vessels (or 11.7%) do not have multi-year charters. Poten estimates that a total of 67 LNG carriers are due to be delivered in 2024. In 2023, 73 orders for LNG carriers were placed, as estimated by Poten. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or FSUs and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

The statements in this “Industry Overview and Trends” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—D. Risk Factors” of this annual report.

A.	Operating Results

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

●	the supply and demand for LNG shipping services and the number of vessels available in the short-term or spot LNG carrier charter market;
●	our ability to secure future employment, at economically attractive rates, for our eight vessels operating in the short-term spot market;
●	our ability to obtain acceptable financing in respect of our capital commitments;
●	our ability to maintain good working relationships with our existing customers and our ability to increase the number of our customers through the development of new working relationships;
●	the performance of our charterers;
●	the effective and efficient technical and operational management of our ships;
●	our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers’ requirements; and
●	economic, regulatory, political and governmental conditions that affect the LNG market and LNG shipping industries, which include geopolitical factors such as the imposition of trade tariffs and changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply and demand.

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

Under the terms of some of our time charter arrangements, the operating cost component of the daily hire rate is intended to correspond to the costs of operating the ship. Accordingly, we will receive additional revenue under certain of our time charters through an annual escalation of the operating cost component of the daily hire rate and, in the event of more material increases in a ship’s operating costs, we may be entitled to receive additional revenues under those charters. Under some of the other time charter arrangements, most of our operating costs are passed-through to the charterer in the form of an adjustment to the operating cost component of the daily hire rate. We believe these adjustment provisions provide substantial protection against significant operating cost increases.

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

The right-of-use assets are depreciated over the shorter of the assets’ useful life and the lease term on a straight-line basis.

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

Financial Costs

We incur interest expense on any outstanding indebtedness under our credit facilities and the swap arrangements, if any, that qualify for treatment as cash flow hedges for financial reporting purposes, which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our credit facilities and foreign exchange differences on cash, while all other foreign exchange differences are classified in General and Administrative Expenses.

Interest expense and amortization of loan issuance costs are expensed as incurred.

Financial Income

Financial income consists of interest income, which will depend on the level of our cash deposits, investments and prevailing interest rates. Interest income is recognized on an accrual basis.

Gain on Derivatives

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

Year ended December 31, 2022 compared to the year ended December 31, 2023

	2022	2023	Change

	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	371,034	397,838	26,804
Voyage expenses and commissions	(6,756)	(10,998)	(4,242)
Vessel operating costs	(72,363)	(67,753)	4,610
Depreciation	(87,490)	(98,472)	(10,982)
General and administrative expenses	(17,509)	(22,795)	(5,286)
Gain/(loss) on disposal of vessels	171	(1,033)	(1,204)
Impairment loss on vessels	(32,471)	(142)	32,329
Profit from operations	154,616	196,645	42,029
Financial costs	(47,639)	(67,060)	(19,421)
Financial income	2,363	7,612	5,249
Gain on derivatives	9,646	1,512	(8,134)
Profit for the year	118,986	138,709	19,723

During the year ended December 31, 2022, we had an average of 14.7 vessels operating in our owned and bareboat fleet having 5,362 available days while during the year ended December 31, 2023, we had an average of 14.0 vessels operating in our owned and bareboat fleet having 4,918 available days.

Revenues: Revenues increased by $26.8 million, or 7.2%, from $371.0 million for the year ended December 31, 2022 to $397.8 million for the year ended December 31, 2023. The increase of $26.8 million is mainly attributable to a net increase in revenues from our vessels operating in the spot and short-term markets in the year ended December 31, 2023, in line with the continued strength of the LNG shipping spot and short-term markets. This increase was partially offset by a decrease in revenues resulting from the 165 off-hire days due to the scheduled dry-dockings and repairs of five of our vessels in the year ended December 31, 2023 (compared to nil in the same period in 2022) and due to the sale of the Methane Shirley Elisabeth in September 2022. As a result, the average daily hire rate we earned increased from $69,756 for the year ended December 31, 2022 to $80,927 for the year ended December 31, 2023.

Vessel Operating Costs: Vessel operating costs decreased by $4.6 million, or 6.4%, from $72.4 million for the year ended December 31, 2022 to $67.8 million for the year ended December 31, 2023. The decrease in vessel operating costs is mainly attributable to the sale of the Methane Shirley Elisabeth in September 2022 and the decrease in crew costs due to the relaxation of COVID-19 restrictions which were partially offset by the increased technical expenses due to the increase in scheduled dry-docking and repairs of five of our vessels in the year ended December 31, 2023 (compared to nil in the same period in 2022). As a result, daily operating costs per vessel (after excluding calendar days for the Solaris, for the period until April 6, 2022, during which the operating costs were covered by the charterers) decreased from $13,726 per day during the year ended December 31, 2022 to $13,264 per day during the year ended December 31, 2023.

General and Administrative Expenses: General and administrative expenses increased by $5.3 million, or 30.3%, from $17.5 million for the year ended December 31, 2022 to $22.8 million for the year ended December 31, 2023. The increase in general and administrative expenses is mainly attributable to an increase of $3.1 million in legal and professional fees and an increase of $0.6 million in amortization of share-based compensation both relating to the GasLog Partners Transaction. In addition, there was an increase of $0.7 million in foreign exchange losses and an increase of $0.5 million in directors’ and officers’ insurance. As a result, daily general and administrative expenses increased from $3,262 per vessel ownership day for the year ended December 31, 2022 to $4,462 per vessel ownership day for the year ended December 31, 2023.

Impairment Loss on Vessels: Impairment loss on vessels was $32.5 million for the year ended December 31, 2022 and $0.1 million for the year ended December 31, 2023. In the year ended December 31, 2023, an impairment loss of $0.1 million was recognized pursuant to the sale and leaseback transaction of the GasLog Sydney with CDBL where the vessel was remeasured at the lower of its carrying amount and fair value less costs to sell as of June 30, 2023. In the year ended December 31, 2022, an impairment loss of $28.0 million was recognized pursuant to the reclassification of two of our Steam vessels as held for sale and remeasurement of their carrying amounts as of June 30, 2022. Also, as of December 31, 2022, an additional impairment loss of $4.4 million was recognized with respect to two additional Steam vessels since events and circumstances triggered the existence of potential impairment of Steam vessels on that date as a result of the continuous decline in the fair values of Steam vessels compared to the fair values of the Steam vessels during the year ending December 31, 2021, driven by reduced market expectations of the long-term rates for these older technology vessels, combined with potential costs of compliance with environmental regulations applicable from 2023 onwards.

Financial Costs: Financial costs increased by $19.5 million, or 41.0%, from $47.6 million for the year ended December 31, 2022 to $67.1 million for the year ended December 31, 2023. The increase in financial costs is mainly attributable to an increase of $14.9 million due to the higher interest rates in the year ended December 31, 2023 as compared to the year ended December 31, 2022 and an increase of $4.1 million in amortization and write-offs of deferred loan issuance costs mainly due to the write-offs of the deferred loan issuance costs relating to the repayment of the Partnership’s loans.

Financial Income: Financial income increased by $5.2 million, from $2.4 million during the year ended December 31, 2022 to $7.6 million during the year ended December 31, 2023. The increase in financial income is mainly attributable to the increased interest rates in the year ended December 31, 2023, compared to the year ended December 31, 2022.

Gain on derivatives: Gain on derivatives decreased by $8.1 million, from $9.6 million for the year ended December 31, 2022 to $1.5 million for the year ended December 31, 2023. The decrease is attributable to a decrease of $12.9 million in unrealized gain from the mark-to-market valuation of the interest rate swaps held for trading which were carried at fair value through profit or loss, partially offset by a decrease of $4.7 million in realized loss on interest rate swaps held for trading. The interest rate swaps held for trading were terminated in August 2023.

Profit for the Year: There was an increase of $19.7 million, or 16.6%, from a profit of $119.0 million for the year ended December 31, 2022 to a profit of $138.7 million for the year ended December 31, 2023, as a result of the aforementioned factors.

Year ended December 31, 2021 compared to the year ended December 31, 2022

For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2021, compared to the year ended December 31, 2022” contained in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023.

Customers

For the year ended December 31, 2023, 39% of our revenues derived from subsidiaries of Shell and 39% from LNG majors/ traders, with the remaining revenues derived from various other charterers.

Seasonality

The revenues of our vessels employed under long-term charter arrangements, are not significantly impacted by seasonal trends during the year ended December 31, 2023. However, our eight vessels trading in the short-term spot market (defined as vessels under contracts of an initial duration of less than three years) are subject to seasonality in spot rates which has been evident in the LNG shipping market during 2023. In recent years, there has been a significant increase in the seasonality of LNG shipping spot rates with relative strength during the months of September through January and relative weakness during the months of March through May. To the extent that more of our vessels cease to be employed under long-term charter arrangements (defined as charters with an initial duration of more than three years) in the future, there will likely be some additional seasonality in our revenues.

B.	Liquidity and Capital Resources

In March 2021, the Partnership established a preference unit repurchase programme (the “Repurchase Programme”), which authorized the repurchase of preference units through March 31, 2023. In the year ended December 31, 2022, GasLog Partners repurchased and cancelled 665,016 Series A Preference Units, 639,189 Series B Preference Units and 669,406 Series C Preference Units at a weighted average price of $24.64, $25.11 and $24.96 per preference unit for Series A, Series B and Series C, respectively. The aggregate amount repaid during the year ended December 31, 2022, for repurchases of preference units was $49.2 million, including commissions. From inception of the Repurchase Programme through December 31, 2022, GasLog Partners repurchased and cancelled 665,016 Series A Preference Units, 1,103,618 Series B Preference Units and 938,955 Series C Preference Units at a weighted average price of $24.64, $25.01 and $25.03 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $67.6 million including commissions. There were no Preference Units repurchased and cancelled for the year ended December 31, 2023.

On October 26, 2021, GasLog Partners’ subsidiary, GAS-three Ltd. completed the sale and leaseback of the GasLog Shanghai with a wholly-owned subsidiary of CDBL. The vessel was sold to CDBL for a gross cash consideration of $120.0 million. GasLog Partners leased back the vessel under a bareboat charter from CDBL for a period of five years with no repurchase option or obligation.

On September 14, 2022, GasLog Partners’ subsidiary, GAS-twenty Ltd. completed the sale of the Methane Shirley Elisabeth to an unrelated third party for a gross sale price of approximately $54.0 million. The sale resulted in the recognition of a loss on disposal of $0.2 million.

On October 31, 2022, GasLog Partners’ subsidiary, GAS-twenty one Ltd. completed the sale and leaseback of the Methane Heather Sally. The vessel was sold to an unrelated third party for a gross cash consideration of $50.0 million. GasLog Partners leased back the vessel under a bareboat charter until the middle of 2025 with no repurchase option or obligation.

On March 30, 2023, GasLog Partners’ subsidiary, GAS-five Ltd. completed the sale and lease-back of the GasLog Sydney. The vessel was sold to a wholly owned subsidiary of CDBL for $140.0 million and leased back under a bareboat charter for a period of five years with no repurchase option or obligation.

The merger consideration under the GasLog Partners Transaction was financed by GasLog’s existing cash and the borrowing of a term loan in an aggregate principal amount of $50.0 million under a Bridge Facility Agreement dated July 3, 2023 (the “Bridge Facility Agreement”), among Merger Sub, as the original borrower, GasLog, as guarantor, DNB (UK) Ltd., as arranger and bookrunner, the lenders party thereto and DNB Bank ASA, London Branch, as agent, with the Partnership succeeding to the obligations of Merger Sub upon the consummation of the GasLog Partners Transaction. The aggregate principal amount outstanding under the Bridge Facility Agreement was repaid in full, together with accrued and unpaid interest, on July 26, 2023.

In August 2023, GAS-twenty seven Ltd. terminated its four interest rate swap agreements with an aggregate notional amount of $133.3 million initially due in 2024 and 2025 with DNB Bank ASA, London Branch and ING Bank N.V., London Branch, receiving an amount of $3.5 million.

On November 14, 2023, pursuant to the Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners, the outstanding balances of GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-four Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nineteen Ltd. and GAS-twenty seven Ltd. were fully repaid. The existing loan facilities of the specified companies were terminated and the respective unamortized loan fees were written-off to the consolidated statement of profit or loss.

As of December 31, 2023, we had $11.9 million of cash and cash equivalents, of which $6.1 million was held in current accounts and $5.8 million was held in time deposits with an original duration of less than three months.

Under our existing charters as of December 31, 2023, we had contracted revenues of $333.8 million for 2024 and $681.8 million thereafter. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, to meet their obligations under these charters.

As of December 31, 2023, we had an aggregate of $93.9 million of lease liabilities mainly related to the sale and leasebacks of the GasLog Shanghai, the Methane Heather Sally and the GasLog Sydney, of which $28.8 million was repayable within one year.

Working Capital Position

As of December 31, 2023, our current assets totaled $60.2 million and current liabilities totaled $80.3 million, resulting in a negative working capital position of $20.1 million. Current liabilities include an amount of $28.5 million of unearned revenue in relation to vessel hires received in advance (which represents a non-cash liability that will be recognized as revenues after December 31, 2023 as the services are rendered). In considering going concern, management has reviewed the Partnership’s future cash requirements and earnings projections.

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements. We anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations, future sales and sale and leaseback transactions. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

Cash Flows

Year ended December 31, 2022 compared to the year ended December 31, 2023

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2022	2023	Change

	(in thousands of U.S. dollars)
Net cash provided by operating activities	277,744	262,398	(15,346)
Net cash provided by investing activities	76,410	149,437	73,027
Net cash used in financing activities	(302,251)	(598,376)	(296,125)

Net Cash provided by Operating Activities:

Net cash provided by operating activities decreased by $15.3 million, from $277.7 million in the year ended December 31, 2022 to $262.4 million in the year ended December 31, 2023. The decrease of $15.3 million is mainly attributable to a decrease of $37.9 million in working capital movements (mainly due to the increase in trade receivables and amounts due from related parties), an increase of $5.3 million in general and administrative expenses and an increase of $4.2 million in voyage expenses and commissions, partially offset by an increase of $26.8 million in revenues and a decrease of $4.6 million in vessel operating and supervision costs.

Net Cash provided by Investing Activities:

Net cash provided by investing activities increased by $73.0 million, from $76.4 million in the year ended December 31, 2022 to $149.4 million in the year ended December 31, 2023. The increase of $73.0 million is attributable to a net increase of $35.2 million in proceeds from sale and sale and leaseback transactions, net of commissions, an increase of $50.0 million in net cash from short-term cash deposits and an increase in financial income received of $6.0 million, partially offset by an increase in payments for tangible fixed asset additions and right of use assets of $18.2 million.

Net Cash used in Financing Activities:

Net cash used in financing activities increased by $296.1 million, from $302.3 million in the year ended December 31, 2022 to $598.4 million in the year ended December 31, 2023. The increase of $296.1 million is attributable to an increase of $263.2 million in distributions paid, an increase of $48.5 million in bank loan repayments, an increase of $26.7 million in interest paid and an increase of $10.9 million in payments for lease liabilities (principal portion), partially offset by a decrease of $49.3 million in cash used for repurchases of preference units, an increase of $3.5 million in cash received from interest rate swaps termination and the $0.4 million net cash received from loan issuance costs.

Borrowing Activities

Credit Facilities

There are no credit facilities outstanding as of December 31, 2023.

Securities, Covenants and Guarantees

On November 2, 2023, GasLog signed as borrower, the Facility. This financing, involving 14 international banks, includes decarbonization and social key performance targets as a component of the Facility pricing. The Facility refinanced the outstanding debt of $2.1 billion secured by 23 LNG carriers (12 GasLog vessels and eleven GasLog Partners vessels), following the acquisition by GasLog on July 13, 2023 of all the outstanding common units of GasLog Partners not already beneficially owned by GasLog. Citibank, N.A., London Branch and BNP Paribas acted as joint coordinators on the Facility. DNB Bank ASA, London Branch has been appointed as agent and security agent and ABN AMRO BANK N.V. as sustainability co-ordinator. Alpha Bank S.A., Credit Suisse AG, a UBS Group Company, Danish Ship Finance A/S, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank ABP, Filial I Norge, Oversea-Chinese Banking Corporation Limited, DNB (UK) Limited and Standard Chartered Bank (Singapore) Limited acted as bookrunners and mandated lead arrangers alongside the coordinators, the agent and the sustainability co-ordinator. National Australia Bank Limited and Skandinaviska Enskilda Banken AB (Publ) were mandated lead arrangers. The transaction was completed on November 13, 2023, with GasLog drawing down an amount of $2.1 billion and $0.7 million remaining available as of that date, for general corporate purposes. The Facility has a five-year tenor, includes two one-year extension options and can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding the total facility amount.

The obligations under the Facility are secured as follows:

(i)	first priority mortgages over the owned ships;
(ii)	guarantees from the 23 vessel owning companies securing the Facility, the Partnership, GasLog Partners Holdings and GasLog Carriers (the “Guarantors”);
(iii)	a negative pledge of the share capital of GasLog, the Guarantors and GasLog LNG Services; and
(iv)	a first priority assignment of all earnings and insurance related to the owned ships.

The Facility also imposes certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership’s and GasLog’s ability to make any substantial change in the nature of the Partnership’s or GasLog’s business or to change the corporate structure without approval from lenders.

The Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the Facility contains covenants requiring GasLog and certain of its subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% of the then outstanding amount under the applicable facility. If we fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require the Partnership to make prepayments or provide additional collateral sufficient to bring the Partnership into compliance with such covenants, and if we fail to do so the lenders could accelerate the indebtedness.

Quantitative and Qualitative Disclosures About Market Risk

For information about our exposure to market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Capital Expenditures in Relation to Vessel Acquisitions

As of December 31, 2023, there are no commitments for capital expenditures related to our fleet with respect to vessel acquisitions.

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

On March 30, 2023, the Partnership completed the sale and leaseback of the GasLog Sydney with a wholly owned subsidiary of CDBL. The vessel was remeasured at the lower of its carrying amount and fair value less costs to sell, resulting in the recognition of an impairment loss of $0.1 million.

As of December 31, 2023, the Partnership concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our Vessels and Right-of-Use assets and (ii) their carrying value as of December 31, 2022 and December 31, 2023.

				Carrying values(1)
				(in thousands of U.S. dollars)
		Cargo capacity	Acquisition	December 31,	December 31,
Vessel	Built Date	(cbm)	cost	2022	2023
GasLog Shanghai(2)	January 2013	155,000	189,619	64,730	46,108
GasLog Santiago(4)	March 2013	155,000	189,560	148,626	148,298
GasLog Sydney(2)	May 2013	155,000	195,947	155,516	62,640
GasLog Seattle(4)	December 2013	155,000	201,738	152,525	151,924
Solaris(5)	June 2014	155,000	202,163	156,867	151,716
Methane Rita Andrea(3)	April 2006	145,000	156,613	64,256	60,954
Methane Jane Elizabeth(3)	June 2006	145,000	156,613	65,408	62,187
Methane Alison Victoria(3)	May 2007	145,000	156,610	64,992	61,642
Methane Heather Sally(2)	June 2007	145,000	156,599	28,428	17,075
Methane Becki Anne(3)	September 2010	170,000	232,334	181,501	173,508
GasLog Greece(4)	March 2016	174,000	209,195	171,171	165,475
GasLog Glasgow(4)	June 2016	174,000	208,532	172,117	166,337
GasLog Geneva(4)	September 2016	174,000	203,975	169,401	163,868
GasLog Gibraltar(4)	October 2016	174,000	203,835	169,779	164,232
Total			$2,819,932	$1,765,317	1,595,964
(1)	Our owned and bareboat vessels are stated at carrying values (see Note 6 and Note 7 to our consolidated financial statements included elsewhere in this annual report).
(2)	Indicates vessels which have been remeasured at the lower of their carrying amounts and fair values less costs to sell, pursuant to sale and leaseback agreements with third parties and are classified as Right-of-Use Assets in the statement of financial position. In the year ended December 31, 2023, an impairment loss of $0.1 million was recognized with respect to the sale and leaseback of the GasLog Sydney. Each vessel sold and leased-back is recognized as a Right-of-Use Asset at an amount equal to the proportion of its previous carrying amount that reflects the Right-of-Use Asset retained. No impairment indicators were identified with respect to such assets as of December 31, 2023.
(3)	Indicates our vessels for which, as of December 31, 2023, the basic charter-free market value is lower than the vessel’s carrying value by $23.0 million as of December 31, 2023. For the three Steam vessels, an aggregate impairment loss of $97.8 million was recognized in the past ($56.8 million in 2019, $36.6 million in 2020 and $4.4 million 2022). For these vessels, no impairment or impairment reversal indicators were identified as described above.
(4)	Indicates vessels for which, as of December 31, 2023, the basic charter free market value is higher than the vessel’s carrying value.

As of December 31, 2023, the Partnership did not recognize any impairment (other than related to the sale and leaseback transaction described above) or reversal of impairment for its owned and bareboat vessels.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. We rely solely on the executive officers of GasLog or its applicable affiliate who provide executive officer services for our benefit pursuant to the administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors. The business address for each of our directors and executive officers is 69 Akti Miaouli, 18537 Piraeus, Greece. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: Despoina Kyritsi and Konstantinos Andreou. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Paolo Enoizi	51	Chairman of the Board of Directors/Chief Executive Officer
Despoina Kyritsi	38	Director
Konstantinos Andreou	44	Director
Achilleas Tasioulas	48	Chief Financial Officer
Konstantinos Karathanos	50	Chief Operating Officer

Despoina Kyritsi and Konstantinos Andreou were appointed, effective January 1, 2024, by our board of directors following the resignation of Mr. Julian Metherell and Mr. James Berner. Our directors are appointed by our general partner in its sole discretion. See “—C. Board Practices”.

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

Despoina Kyritsi was appointed to the Board of Directors and the Audit Committee in January 2024. Ms. Kyritsi, after 10 years of experience in Finance, Accounting & Controlling with DHL Global Forwarding, moved on to the shipping industry and DryLog, as a Business Analyst, reporting to its board, leading strategic projects, such as M&A, Corporate Restructuring and Regulatory Compliance. Ms. Kyritsi is a Fellow of the Institute of Chartered Shipbrokers (ICS), and a Certified Accountant (Greek Chamber of Economics), holding a degree in Business Administration from the Athens University of Economics and Business, and an MSc in Financial Analysis for Executives from the University of Piraeus in Greece.

Konstantinos Andreou was appointed to the Board of Directors and the Audit Committee in January 1, 2024. A corporate and business law expert with over 15 years of experience, including more than 10 years as an in-house lawyer for the CERES Group (shipping), acting as Legal Counsel and Chief Compliance Officer. Mr. Andreou is currently leading the Legal and Regulatory Affairs at EcoLog Ltd., a newly established venture, offering viable solutions in Carbon Capture, Utilization and Storage. Mr. Andreou studied law in France and the UK and is holding an M.B.A. from HEC Paris Business School.

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

Board Leadership Structure

Our board leadership structure consists of our Chairman and the chair of the audit committee. Our operational management is headed by our CEO. Mr. Enoizi, as CEO, is responsible for the day-to-day operations of the Partnership, which includes decisions relating to the Partnership’s general management and control of its affairs and business, and works with our board in developing our business strategy. The board of directors does not have a policy mandating that the roles of CEO and Chairman be held by separate individuals.

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

Executive Compensation

The services of our executive officers and other employees are provided pursuant to the updated/amended administrative services agreement, under which we pay an annual fee. For 2023, our executive officers were Paolo Enoizi, CEO, Achilleas Tasioulas, CFO, and Konstantinos Karathanos, COO. We do not pay any of our executive officers any compensation directly. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”. Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our general partner may participate in employee pension and benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our general partner or their affiliates, including plans that may be established in the future. We did not set aside or accrue any amounts in the year ended December 31, 2023 to provide pension, retirement or similar benefits to our senior management.

Compensation of Directors

During 2023, our non-executive directors receive:

●	an annual fee of $110,000;

●	additional annual fees of $100,000 and a special fee to the chairman of the board and $50,000 to the chairman of the audit and risk committee and conflicts committee;
●	additional annual fees of $25,000 to each member of the audit and risk committee and conflicts committee (in each case other than the chairmen of such committees); and
●	an additional extraordinary bonus of $50,000 to each member of the conflicts committee, in connection with the GasLog Partners Transaction.

The aggregate annual fees paid to non-executive directors in 2023 was $636,329.

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

On April 1, 2023, we granted our executive officers and employees an aggregate of 87,919 restricted common units, with a fair value of $735,000 as of the grant date. These awards vest incrementally with one quarter vesting on each of the two anniversaries of the grant dates and one-half vesting on the third anniversary of the grant date, subject to the recipients’ continued service within each vesting period without performance conditions. In the event of early termination of service, any unvested portion will be treated in accordance with the Plan. They may be settled in cash or newly issued units, or a combination thereof, at our discretion.

Following the completion of the GasLog Partners Transaction, the previously unvested RCUs and PCUs vested and were settled. The PCUs vested with performance goals deemed achieved based on actual achievement as of immediately prior to the Effective Time.

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

Following the GasLog Partners Transaction pursuant to which GasLog acquired 100% of our common units, we amended our Partnership Agreement to provide that all of our directors are appointed by our general partner in its sole discretion. Mr. Enoizi was appointed as a director and our CEO on August 1, 2021. Ms. Kyritsi and Mr. Andreou were appointed by GasLog effective as of January 1, 2024. Our directors, which are all appointed by our general partner serve until a successor is duly appointed by the general partner.

Ms. Kyritsi and Mr. Andreou were determined by our board to be independent under the standards of the NYSE and the rules and regulations of the SEC.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors and (ii) the requirement that a compensation committee or a nominating/corporate governance committee be established. Two of our three directors qualify as independent as of January 1, 2024. As a result of the NYSE exemptions, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

Our board of directors meets regularly throughout the year. In 2023, the board met nine times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, when required, the board holds sessions without the CEO and executive officers present.

Committees of the Board of Directors

Audit Committee

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. On July 17, 2023, Roland Fisher and Kristin H. Holth stepped down from the audit committee. On January 1, 2024, Julian R. Metherell stepped down from the audit committee, and Ms Despoina Kyritsi and Mr. Konstantinos Andreou have been appointed to serve as members of the audit committee.

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

We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2023, GasLog employed (directly and through manning agents) approximately 2,019 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as an average of 149 shore-based staff during 2023. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. For GasLog, attracting and retaining engaged, resilient and well-qualified seagoing and shore-based personnel is a top priority, and it offers competitive compensation, training and development opportunities. Through applied ESG strategy, GasLog is constantly aiming to improve the diversity, equity, and inclusion of its workforce and management team, granting access and engagement to a wide pool of talent. In addition, GasLog provides intensive onboard training for officers and crews intended to instill a culture focused on the highest operational and safety standards. As a result, GasLog has historically enjoyed high retention rates. In 2023, the retention rate was 97.3% for senior seagoing officers, 95.5% for other seagoing officers and 92.6% for shore staff.

Although GasLog has historically experienced high employee retention rates, the demand for technically skilled officers and crews to serve on LNG carriers and FSRUs has been increasing as the global fleet of LNG carriers and FSRUs continues to grow. This increased demand has, and may continue to, put inflationary cost pressure on ensuring qualified and well-trained crew are available to GasLog. However, we and GasLog expect that the impact of cost increases and increased competition would be mitigated to some extent by the continuous evolution and adjustment of the GasLog compensation and benefit structure and by certain provisions in our time charters, including automatic periodic adjustment and cost review provisions.

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

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.    MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Unitholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common units as of February 29, 2024 held by:

●	each of our executive officers;
●	each of our directors;
●	all our directors and officers as a group; and
●	each holder known to us to beneficially own 5% or more of our units;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 16,036,602 common units outstanding as of February 29, 2024. Each issued and outstanding common unit entitles the unitholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all unitholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Common Units
Beneficially
Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Paolo Enoizi	—	—
Despoina Kyritsi	—	—
Konstantinos Andreou	—	—
Achilleas Tasioulas	—	—
Konstantinos Karathanos	—	—
All directors and officers as a group	—	—
Other 5% beneficial owners
GasLog Ltd.(1)	16,036,602	100.0%
(1)	GasLog Ltd. is effectively controlled by its chairman, Peter G. Livanos, who is deemed to beneficially own, directly or indirectly, 43.5% of the issued and outstanding common shares of GasLog Ltd.

On July 13, 2023, the GasLog Partners Transaction closed. Pursuant to the Merger Agreement with GasLog, GasLog acquired the outstanding common units of the Partnership not already beneficially owned by GasLog. We are not aware of any other arrangements the operation of which may at a subsequent date result in a change of control of the Company. For additional information, see “Item 4. Information on the Partnership—B. Business Overview—Overview”.

As a result of the GasLog Partners Transaction, we have no common unitholders of record located in the United States.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. Holders of our Preference Units generally have no voting rights except (i) in respect of amendments to the partnership agreement which would adversely vary the rights of the Preference Units or, (ii) in the event that the Partnership proposes to issue any parity securities if the cumulative distributions payable on issued and outstanding Preference Units are in arrears or (iii) in the event that the Partnership proposes to issue any securities that are senior to the Preference Units. However, if and whenever distributions payable on a series of Preference Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of such series of Preference Units (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Preference Units voted as a class for the election of such director). The right of such holders of our Preference Units to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the applicable series of Preference Units have been paid in full.

Following the completion of the GasLog Partners Transaction, GasLog controls the Partnership’s affairs and policies. See “Item 6. Directors, Senior Management and Employees—C. Board Practices”.

B.	Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. The related party transactions that we have entered into or were party to during the year ended December 31, 2023 are discussed below.

Omnibus Agreement

On May 12, 2014, we entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. On July 21, 2023, the omnibus agreement was terminated. The omnibus agreement governed, among other things, (i) when and the extent to which the Partnership and GasLog might compete against each other, (ii) the time and value at which the Partnership might exercise the right to purchase certain offered vessels by GasLog, (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog’s provisions of certain indemnities to the Partnership.

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

For the year ended December 31, 2023, GasLog received a service fee of $0.64 million per vessel per year in connection with providing services under the administrative services agreement. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month. The aggregate fees and expenses for services under the administrative services agreement for the year ended December 31, 2023 was $9.0 million, which related to all vessels in the GasLog Partners owned and bareboat fleet.

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

Ship Management Agreements

All vessels in our fleet have entered into a ship management agreement with GasLog LNG Services, pursuant to which certain crew and technical services are provided by GasLog LNG Services. Under these ship management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the manager as described below.

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

Management fee. For the year ended December 31, 2023, pursuant to the amended ship management agreements approved in November 2021, the vessel-owning subsidiaries, as owners, paid a management fee of $37,500 per month to GasLog LNG Services, as manager, and will reimburse GasLog LNG Services for all expenses incurred on their behalf. The aggregate fees and expenses for services under these management agreements for the year ended December 31, 2023 were $6.3 million, which related to all vessels in the GasLog Partners owned and bareboat fleet.

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

Commercial Management Agreements

Our operating subsidiaries have entered into commercial management agreements with GasLog that were amended upon completion of the IPO, pursuant to which GasLog provides certain commercial management services to us. For the year ended December 31, 2023, pursuant to the amended commercial management agreements approved in November 2021, the commercial management fee was paid as a fixed commission of 1.25% of gross charter revenues of all vessels in the GasLog Partners’ fleet payable monthly in advance. The aggregate fees and expenses under these commercial management agreements for the year ended December 31, 2023 were $4.9 million which related to all vessels in the GasLog Partners owned and bareboat fleet.

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

Credit Facilities

On November 2, 2023, in connection with GasLog, as Borrower, entering into the Facility in the amount of $2.8 billion, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding loan available. As of December 31, 2023 the amount outstanding under the Facility was $2,257.5 million. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”.

On February 20, 2019, in connection with the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amounts of outstanding loan available to GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., as borrowers, under our facility for up to $450.0 million with Credit Suisse AG, Nordea Bank Abp, filial i Norge, Iyo Bank Ltd., Singapore Branch and Development Bank of Japan, Inc., each an original lender. On November 2, 2023, this loan was repaid in full with proceeds from the Facility.

On July 16, 2020, in connection with the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amounts of outstanding loan available to GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., as borrowers, under our facility for up to $260.3 million with BNP Paribas, Credit Suisse AG Alpha Bank S.A. and Development Bank of Japan, Inc., each an original lender. On November 2, 2023, this loan was repaid in full with proceeds from the Facility.

On July 16, 2020, in connection the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amounts of outstanding loan available to GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., as borrowers, under our facility for $193.7 million with DNB Bank ASA, London branch and ING Bank N.V., London branch, each an original lender. On November 2, 2023, this loan was repaid in full with proceeds from the Facility.

Merger Agreement

On April 6, 2023, GasLog entered into the GasLog Partners Merger Agreement with GasLog, the general partner and the Merger Sub. For additional information, see “Item 4. Information of the Partnership––A. History and Development of the Partnership”.

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

Our partnership agreement sets forth procedures by which future related party transactions may be approved or resolved by our board of directors. Pursuant to our partnership agreement, our board of directors may, but is not required to, seek the approval of a related party transaction from the disinterested directors of our board . Neither our general partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties stated or implied by law or equity if the transaction is approved by the disinterested directors of our board. If approval of the disinterested directors of our board is sought, then the disinterested directors of our board will be authorized to consider any and all factors as it determines to be relevant or appropriate under the circumstances and it will be presumed that, in making its decision, the disinterested directors of our board acted in good faith. In order for a determination or other action to be in “good faith” for purposes of the partnership agreement, the person or persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in our best interests.

Transactions with our affiliates that are not approved by the disinterested directors of our board must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be “fair and reasonable” to us. In determining whether a transaction or resolution is “fair and reasonable”, our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us. If our board of directors does not seek approval by the disinterested directors of our board and instead determines that the terms of a transaction with an affiliate are no less favorable to us than those generally provided to or available from unrelated third parties or are “fair and reasonable” to us, it will be presumed that, in making its decision, our board of directors acted in good faith and, in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

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

For the Series A Preference Units, from and including May 15, 2017 to, but excluding, June 15, 2027, the distribution rate is 8.625% per annum per $25.00 of liquidation preference per unit (equal to $2.15625 per annum per unit). The terms of the Series A Preference Units provide that the distribution rate will convert from a fixed rate of 8.625% to a floating rate equal to the three-month LIBOR plus a spread of 6.31% per annum on June 15, 2027. The fallback provisions of the Series A Preference Units do not contain a successor rate concept as the units were issued at a time of limited uncertainty regarding the future of LIBOR as a benchmark rate. In the absence of such fallback provisions, from and including June 15, 2027, the distribution rate for the Series A Preference Units will be determined by the Partnership based on the terms of the Partnership Agreement and applicable Marshall Islands law regarding amending LIBOR-based instruments. Under the current LIBOR fallback provisions for the Series A Preference Units, if there is no published LIBOR rate, the floating rate is expected to be the rate set during the prior interest rate period, which would be the current fixed rate of 8.625%. We paid distributions to holders of our Series A Preference Units of $0.5390625 per unit on March 15, 2023, June 15, 2023, September 15, 2023 and December 15, 2023.

For the Series B Preference Units, from and including January 17, 2018 to, but excluding, March 15, 2023, the distribution rate was 8.200% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2023, the distribution rate was a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. Effective September 15, 2023, in accordance with the terms of the Series B Preference Units, the three month LIBOR utilized as the base rate for the calculation of the floating rate distributions payable with respect to the Series B Preference Units was replaced by SOFR for a three month tenor published by the Chicago Mercantile Exchange (“CME”) plus a credit spread adjustment of 0.26161% (“Credit Adjusted Term SOFR”) plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. Credit Adjusted Term SOFR was used as the base rate for the first time with respect to the distributions payable for the distribution period beginning September 15, 2023 and ending December 15, 2023 and will be calculated every three months going forward. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series B Preference Units of $0.5125, $0.67375, $0.7249747 and $0.7274 per unit on March 15, 2023, on June 15, 2023, September 15, 2023 and December 15, 2023, respectively.

For the Series C Preference Units, from and including November 15, 2018 to, but excluding, March 15, 2024, the distribution rate is 8.500% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). The distribution rate for the Series C Preference Units will be determined, in accordance with the terms of our Partnership Agreement, by the calculation agent, from and including March 15, 2023, based on market practice and applicable Marshall Islands law regarding amending LIBOR based instruments. From and including March 15, 2024, the distribution rate for the Series C Preference Units is expected to be a floating rate equal to the three-month Credit Adjusted Term SOFR plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit. We paid distributions to holders of our Series C Preference Units of $0.53125 on March 15, 2023, June 15, 2023, September 15, 2023 and December 15, 2023.

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

General Partner Interest

Our partnership agreement provides that our general partner will be entitled to distributions that we make prior to our liquidation in accordance with its percentage interest (6.3% as of December 31, 2023). Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its general partner interest if we issue additional common units. Our general partner’s interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional common units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

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
(e)	Form of Ship Management Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.
(f)	Form of Indemnification Agreement for the Partnership’s directors and certain officers; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements”.
(g)	GasLog Partners LP 2015 Long-Term Incentive Plan; please see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management— Equity Compensation Plan”.
(h)	Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners GP LLC and GasLog Partners Holdings LLC; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions— Omnibus Agreement”.
(i)	Agreement and Plan of Merger, dated April 6, 2023, by and among GasLog Partners LP, GasLog Partners GP LLC, GasLog Ltd. and Saturn Merger Sub LLC; please see “Item 4. Information on the Partnership - A. History and Development of the Partnership”.
(j)	Facility Agreement dated November 2, 2023, relating to $2,800,000,000 Reducing Revolving Loan Facility among GasLog Ltd. as borrower, Alpha Bank S.A., ABN Amro Bank N.V., BNP Paribas, Citibank, N.A., London, Branch, Credit Suisse AG, Danish Ship Finance A/S, DNB (UK) Limited, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank Abp, Filial I Norge, Oversea-Chinese Banking Corporation Limited and Standard Chartered Bank (Singapore) Limited as mandated lead arrangers and bookrunners; National Australia Bank Limited and Skandinaviska Enskilda Banken AB (publ) as mandated lead arrangers; DNB Bank ASA, London Branch as Agent and security agent; ABN Amro Bank N.V. as Sustainability Co-ordinator; BNP Paribas and Citibank, N.A., London, Branch, as Global Co-ordinators and GAS-one Ltd., GAS-two Ltd., GAS-four Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd.,

GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty seven Ltd., GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., GAS-thirty five Ltd. and GasLog Hellas-1 Special Maritime Enterprise as Owners and Guarantors; GasLog Partners LP, GasLog Carriers Ltd. and GasLog Partners Holdings LLC as Guarantors; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.
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

Our counsel has indicated to us that the conclusions described above are not free from doubt. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the Fifth Circuit held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Internal Revenue Code, or the “Code”. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

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

J.Annual Report to Security Holders

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

On November 27, 2018, we and GasLog entered into an agreement to modify the partnership agreement with respect to the general partner incentive distribution rights (“IDRs”). The modification reduced the general partner’s IDRs on quarterly distributions above $0.5625 per unit from 48% to 23%. GasLog further agreed to waive the incentive distribution payments resulting from any asset or business acquired by us from a third party. In connection with the modification to the IDRs we entered into a Fifth Amended and Restated Agreement of Limited Partnership which replaced the Fourth Amended and Restated Limited Partnership Agreement in its entirety.

On June 24, 2019, we and GasLog entered into an agreement, effective as of June 30, 2019, to modify the Partnership Agreement, thereby eliminating GasLog’s IDRs. In exchange for the IDRs, GasLog received 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units had all of the rights and obligations attached to the common units, except for voting rights and participation in earnings and distributions until such time as GasLog exercises its right to convert the Class B units to common units. On July 1, 2020, July 1, 2021, July 1, 2022 and July 1, 2023, GasLog Partners issued 415,000 common units on each date in connection with GasLog’s option to convert the second tranche of its Class B units. The Class B-5 units and the Class B-6 units were cancelled on July 13, 2023 in accordance with the provisions of the Merger Agreement with GasLog. Following the IDR elimination and until the completion of the GasLog Partners Transaction, the Partnership’s profit allocation was based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019, and under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner. In connection with the modification to the IDRs we entered into a Sixth Amended and Restated Agreement of Limited Partnership which replaced the Fifth Amended and Restated Limited Partnership Agreement in its entirety.

In August 2020, our board of directors approved an amendment to the Partnership’s sixth Amended and Restated Agreement of Limited Partnership that (1) decreased the number of directors from seven to five and (2) provided that the Board shall consist of three appointed directors and two elected directors. In connection with the modification to the number of directors, we entered into a Seventh Amended and Restated Agreement of Limited Partnership which replaced the Sixth Amended and Restated Limited Partnership Agreement in its entirety. On July 21, 2023, the Board approved an amendment to the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership that makes certain changes relating to the composition of the Board and other changes to reflect the ownership of all outstanding common units of the Partnership by GasLog following the consummation of the GasLog Partners Transaction on July 13, 2023. Please see our Eighth Amended and Restated Limited Partnership Agreement, filed as an exhibit hereto, for additional information.

ITEM 15.    CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2023. Based on our evaluation, the CEO and the CFO have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control—Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of GasLog Partners LP and subsidiaries (the “Partnership”) as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Partnership and our report dated March 7, 2024, expressed an unqualified opinion on those financial statements.

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

March 7, 2024

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

ITEM 16.    [RESERVED]

ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT

On July 17, 2023, Roland Fisher and Kristin H. Holth stepped down from the audit committee. On January 1, 2024, Julian R. Metherell stepped down from the audit committee, and Ms. Despoina Kyritsi and Mr. Konstantinos Andreou have been appointed to serve as members of the audit committee. Despoina Kyritsi, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an “audit committee financial expert”. Our board of directors has affirmatively determined that each of Ms. Kyritsi and Mr. Andreou meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B.    CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership, a copy of which is posted on our website and may be viewed at http://www.gaslogmlp.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of this document upon the written request at no cost. Unitholders may direct their requests to the attention of our General Counsel, GasLog Partners LP, 69 Akti Miaouli, 18537 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2023.

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

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2022 and December 31, 2023.

The table below sets forth the total amount billed and accrued for Deloitte Certified Public Accountants S.A. for services performed in 2022 and 2023, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2022	2023

	(Expressed in millions of U.S. Dollars)
Audit fees	$0.30	$0.30
Total fees	$0.30	$0.30

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Partnership, fees for the review of the quarterly financial information, as well as in connection with the review of registration statements and related consents and comfort letters, and any other services required for SEC or other regulatory filings.

Tax Fees

No tax fees were billed by our principal accountant in 2022 and 2023.

Audit-related Fees

No audit-related fees were billed by our principal accountant in 2022 and 2023.

All Other Fees

No other fees were billed by our principal accountant in 2022 and 2023.

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

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are all purchases of our preference units by our affiliated purchasers for the period ended December 31, 2023.

	Number of	Number of	Number of
	Series A Preference	Series B Preference	Series C Preference	Average
	Units	Units	Units	Price Paid
Period	Purchased	Purchased	Purchased	Per Unit ($)
August 2023 (1)	6,944	—	—	$24.00
September 2023 (1)	34,056	17,466	—	$24.36
November 2023 (1)	—	5,000	—	$24.73
December 2023 (1)	—	—	900	$24.05
Total	41,000	22,466	900	$24.35

(1)Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, acquired these shares in open-market transactions.

On July 1, 2023, GasLog elected to convert 415,000 Class B-4 units into 415,000 common units in accordance with the terms of the agreement entered into in June 2019 by GasLog and GasLog Partners regarding the elimination of the IDRs held by GasLog.

On July 17, 2023, upon the completion of the GasLog Partners Transaction, GasLog cancelled 415,000 Class B-5 units and 415,000 Class B-6 units.

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

Independence of Directors

The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, our board of directors is not required to be comprised of a majority of independent directors. However, our board of directors has determined that each of, Ms, Despoina Kyritsi and Mr. Konstantinos Andreou satisfies the independence standards established by the NYSE as applicable to us.

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

ITEM 16.H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.K.    CYBERSECURITY

Risk Management and Strategy

The Partnership relies on information technology systems and networks, the majority of which are hosted by GasLog, in its operations and the administration of its business. The Partnership’s business operations, or those of GasLog, could be targeted by individuals or groups seeking to sabotage or disrupt the Partnership’s or GasLog’s information and operational technology systems and networks, or to steal data. The Partnership’s cybersecurity risk management and governance largely relies on GasLog’s resources.

GasLog has in place safety and security measures on our vessels and onshore operations to secure our vessels against cybersecurity incidents. GasLog’s processes for assessing, identifying and managing material risks from cybersecurity threats include:

●	cybersecurity processes designed in accordance with international standards guidelines including the National Institute of Standards and Technology (NIST) Core Framework, BS ISO/IEC 27001, BS ISO/IEC 27002, the Tanker Management Self-Assessment (TMSA) 13 Elements, BIMCO, IMO Guidelines and International Ship and Port Facility Security (ISPS) Code;
●	system protection mechanisms such as access procedures, antivirus programs, endpoint detection & response, maintaining a firewall and antispam, anti-phishing and email filtering processes;
●	implementation of internal policies and procedures, including an Information Security and Acceptable Use Policy, Information Security Management System Policy, Cyber Incident Response Procedures and Cyber Security Assessments on Policies and Procedures, to manage cybersecurity risk, implement incident reporting procedures and cybersecurity threat responses and regularly assess and monitor the Company’s cybersecurity measures;
●	internal audit procedures to assess personnel’s compliance with information security procedures and to test the condition of the Company’s technology infrastructure;
●	annual vulnerability assessment and penetration testing (“VATP”) on shore and on vessels to review our cybersecurity weaknesses, using either internal competencies or external firms;
●	a multi-vendor approach to reduce the risk of the compromise of a major cybersecurity vendor; and
●	regular comprehensive cybersecurity training for both ship and shore personnel.

GasLog also has processes to oversee and identify cybersecurity risks from cybersecurity threats associated with our use of suppliers, vendors, third-party service providers and IT support companies. These include the use of cybersecurity questionnaires, the performance of contract reviews to ensure IT-related compliance and the mitigation of identified information security risks and the sharing of our information security and acceptable use policy.

GasLog uses external cybersecurity experts in connection with cybersecurity threat detection and collection of cyber threat intelligence to help us conduct internal training such as unannounced cybersecurity drills and to assist with the management and post-incident analysis of incidents.

GasLog has adopted the internal policies mentioned above to implement reporting procedures for any cybersecurity incident and a cybersecurity management framework to continuously monitor and access risk. These policies are developed and periodically reviewed by GasLog’s IT steering committee. The processes outlined above have also been integrated into our overall risk management strategy.

For a description of how risks from cybersecurity threats could materially affect us, including our business strategy, results of operations or financial condition, see “Item 3. Key Information—D. Risk Factors—Risks related to Us—We rely on our information systems to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and adversely affect our results of operations,” which is incorporated by reference into this Item 16K.

Governance

The Audit Committee has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Audit Committee receives quarterly updates about cybersecurity threats and processes from the CEO.

The key management body responsible for accessing and managing material risks from cybersecurity threats is GasLog’s IT steering committee which is made up of the CEO, the COO, the CFO, the Head of Information, Communication and Technology

(“ICT”) and the Business Process Innovation Manager of GasLog. The IT steering committee periodically extends invitations to additional participants.

The IT steering committee receives information from the Head of ICT regarding the monitoring, prevention, detection, mitigation and remediation of cybersecurity incidents logged by the ICT department, GasLog’s Duty Officer and the Cybersecurity Incident Response Team (“CSIRT”). The Cyber Security Officer (“CySO”) is responsible for researching, developing, implementing, testing and reviewing our information security to protect information and prevent unauthorized access. GasLog’s procedures provide that, to the extent any cybersecurity incident occurs, the Head of ICT or the CySO is the immediate contact. The CSIRT and IT steering committee then take follow-up actions including reporting the incident to relevant stakeholders, carrying out a post-incident review and updating key information, controls and processes. The CEO, who supervises the IT steering committee, then reports to the Audit Committee, as discussed above, which assesses, with the support of the legal team, the materiality of incidents in the context of the Company’s reporting and disclosure obligations.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-38 included herein by reference.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	Certificate of Limited Partnership of GasLog Partners LP(1)
1.2	Eighth Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(2)
2.1	Certificate of Formation of GasLog Partners GP LLC(1)
2.2	Limited Liability Company Agreement of GasLog Partners GP LLC(1)
2.3	Description of Securities
4.1	Form of Contribution Agreement(1)
4.2	Form of Administrative Services Agreement(1)
4.3	Form of Commercial Management Agreement(1)
4.4	Form of Ship Management Agreement(3)
4.5	Form of Indemnification Agreement for the Partnership’s directors and certain officers(3)
4.6

Facility Agreement dated November 2, 2023, relating to $2,800,000,000 Reducing Revolving Loan Facility among GasLog Ltd. as borrower, Alpha Bank S.A., Amro Bank N.V., BNP Paribas, Citibank, N.A., London, Branch, Credit Suisse AG, Danish Ship Finance A/S, DNB (UK) Limited, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank Abp, Filial I Norge, Oversea-Chinese Banking Corporation Limited and Standard Chartered Bank (Singapore) Limited as mandated lead arrangers and bookrunners; National Australia Bank Limited and Skandinaviska Enskilda Banken AB (publ) as mandated lead arrangers; DNB Bank ASA, London Branch as Agent and security agent; Amro Bank N.V. as Sustainability Co-ordinator; BNP Paribas and Citibank, N.A., London, Branch, as Global Co-ordinators and GAS-one Ltd., GAS-two Ltd., GAS-four Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty seven Ltd., GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., GAS-thirty five Ltd. and GasLog Hellas-1 Special Maritime Enterprise as Owners and Guarantors; GasLog Partners LP, GasLog Carriers Ltd. and GasLog Partners Holdings LLC as Guarantors; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.*

8.1	List of Subsidiaries of GasLog Partners LP
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Financial Officer
13.1	GasLog Partners LP Certification of Paolo Enoizi, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes- Oxley Act of 2002
13.2	GasLog Partners LP Certification of Achilleas Tasioulas, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
97.1	Clawback Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase
104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)

(1)	Previously filed as an exhibit to GasLog Partners LP’s Registration Statement on Form F-1 (File No. 333-195109), declared effective by the SEC on May 6, 2014, and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Exhibit 3.2 to GasLog Partners LP’s Report on Form 6-K (File No. 001-36433), filed with the SEC on July 24, 2023, hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on February 12, 2016, hereby incorporated by reference to such Report.
*

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

Dated: March 7, 2024

GASLOG PARTNERS LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GasLog Partners LP and subsidiaries (“the Partnership”) as of December 31, 2022 and 2023, the related consolidated statements of profit or loss, comprehensive income or loss, changes in partners’ equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2024, expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

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

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 7, 2024

We have served as the Partnership’s auditor since 2021.

GasLog Partners LP

Consolidated statements of financial position

As of December 31, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars, except unit data)

		December 31,	December 31,
	Note	2022	2023
Assets
Non-current assets
Other non-current assets		169	1,988
Derivative financial instruments—non-current portion	18	1,136	—
Tangible fixed assets	3	1,677,771	1,477,458
Right-of-use assets	4	93,325	126,549
Total non-current assets		1,772,401	1,605,995
Current assets
Trade and other receivables	5	11,185	24,444
Due from related parties	14	—	15,295
Inventories		2,894	2,912
Prepayments and other current assets		3,392	5,706
Derivative financial instruments—current portion	18	2,440	—
Short-term cash deposits		25,000	—
Cash and cash equivalents		198,122	11,887
Total current assets		243,033	60,244
Total assets		2,015,434	1,666,239
Partners’ equity and liabilities
Partners’ equity
Common unitholders (51,687,865 units issued and outstanding as of December 31, 2022 and 16,036,602 units issued and outstanding as of December 31, 2023)	6	668,953	1,235,671
General partner (1,080,263 units issued and outstanding as of December 31, 2022 and December 31, 2023)	6	12,608	4,676
Preference unitholders (5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units issued and outstanding as of December 31, 2022 and December 31, 2023)	6	279,349	280,069
Total partners’ equity		960,910	1,520,416
Current liabilities
Trade accounts payable		9,300	9,330
Due to related parties	14	2,873	—
Other payables and accruals	8	57,266	42,188
Borrowings—current portion	7	90,358	—
Lease liabilities—current portion	4	17,433	28,831
Total current liabilities		177,230	80,349
Non-current liabilities
Borrowings—non-current portion	7	831,588	—
Lease liabilities—non-current portion	4	45,136	65,077
Other non-current liabilities		570	397
Total non-current liabilities		877,294	65,474
Total partners’ equity and liabilities		2,015,434	1,666,239

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of profit or loss and total comprehensive income or loss

For the years ended December 31, 2021, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars)

	Note	2021	2022	2023

Revenues	9	326,142	371,034	397,838
Voyage expenses and commissions	10	(6,863)	(6,756)	(10,998)
Vessel operating costs	12	(75,333)	(72,363)	(67,753)
Depreciation	3,4	(85,493)	(87,490)	(98,472)
General and administrative expenses	11	(13,362)	(17,509)	(22,795)
(Loss)/gain on disposal of vessels	3	(630)	171	(1,033)
Impairment loss on vessels	3	(103,977)	(32,471)	(142)
Profit from operations		40,484	154,616	196,645
Financial costs	13	(37,297)	(47,639)	(67,060)
Financial income	13	43	2,363	7,612
Gain on derivatives	18	2,496	9,646	1,512
Total other expenses, net		(34,758)	(35,630)	(57,936)
Profit and total comprehensive income for the year		5,726	118,986	138,709

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of changes in partners’ equity

For the years ended December 31, 2021, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars, except unit data)

									Total
	General partner		Common unitholders		Class B unitholders		Preference unitholders		Partners’
	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts	equity
Balance as of January 1, 2021	1,021,336	11,028	47,517,824	594,901	2,075,000	—	14,350,000	347,889	953,818
Net proceeds from public offerings of common units and issuances of general partner units (Note 6)	56,158	205	3,195,401	9,634	—	—	—	—	9,839
Repurchases of preference units (Note 6)	—	—	—	(2)	—	—	(733,978)	(18,386)	(18,388)
Conversion of Class B units to common units (Note 6)	—	—	415,000	—	(415,000)	—	—	—	—
Settlement of awards vested during the year (Note 6)	—	—	8,976	—	—	—	—	—	—
Distributions declared and paid (Note 6)	—	(42)	—	(1,972)	—	—	—	(29,863)	(31,877)
Share-based compensation, net of accrued distribution	—	8	—	372	—	—	—	—	380
Partnership’s (loss)/profit and total comprehensive (loss)/income	—	(482)	—	(23,486)	—	—	—	29,694	5,726
Balance as of December 31, 2021	1,077,494	10,717	51,137,201	579,447	1,660,000	—	13,616,022	329,334	919,498
Repurchases of preference units (Note 6)	—	4	—	191	—	—	(1,973,611)	(49,442)	(49,247)
Conversion of Class B units to common units (Note 6)	—	—	415,000	—	(415,000)	—	—	—	—
Settlement of awards vested during the year and issuances of general partner units (Note 6)	2,769	16	135,664	—	—	—	—	—	16
Distributions declared and paid (Note 6)	—	(43)	—	(2,057)	—	—	—	(27,001)	(29,101)
Share-based compensation, net of accrued distribution	—	16	—	742	—	—	—	—	758
Partnership’s profit and total comprehensive income	—	1,898	—	90,630	—	—	—	26,458	118,986
Balance as of December 31, 2022	1,080,263	12,608	51,687,865	668,953	1,245,000	—	11,642,411	279,349	960,910
Automatic cancellation of repurchased common units and Class B units (Note 6)	—	—	(36,175,157)	—	(830,000)	—	—	—	—
Capital contribution from GasLog - Borrowings repayments (Note 7)	—	—	—	764,080	—	—	—	—	764,080
Deemed distribution to GasLog ($50,000 loan pay-out by GasLog Partners) (Note 1)	—	(3,156)	—	(46,844)	—	—	—	—	(50,000)
Stock plan termination	—	(94)	—	(1,392)	—	—	—	—	(1,486)
Conversion of Class B units to common units (Note 6)	—	—	415,000	—	(415,000)	—	—	—	—
Settlement of awards vested during the year (Note 6)	—	—	108,894	—	—	—	—	—	—
Distributions declared and paid (Note 6)	—	(9,223)	—	(256,289)	—	—	—	(26,747)	(292,259)
Share-based compensation, net of accrued distribution	—	15	—	447	—	—	—	—	462
Partnership’s profit and total comprehensive income	—	4,526	—	106,716	—	—	—	27,467	138,709
Balance as of December 31, 2023	1,080,263	4,676	16,036,602	1,235,671	—	—	11,642,411	280,069	1,520,416

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of cash flows

For the years ended December 31, 2021, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars)

	Note	2021	2022	2023
Cash flows from operating activities:
Profit for the year		5,726	118,986	138,709
Adjustments for:
Depreciation	3,4	85,493	87,490	98,472
Impairment loss on vessels	3	103,977	32,471	142
Loss/(gain) on disposal of vessels	3	630	(171)	1,033
Financial costs	13	37,297	47,639	67,060
Financial income	13	(43)	(2,363)	(7,612)
Gain on derivatives (excluding realized gain on forward foreign exchange contracts held for trading)	18	(2,496)	(9,646)	(1,447)
Share-based compensation	11	378	760	1,357
		230,962	275,166	297,714
Movements in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		5,109	361	(13,590)
Decrease/(increase) in inventories		45	97	(18)
Change in related parties, net		(3,330)	1,459	(17,530)
Decrease/(increase) in prepayments and other current assets		978	(1,959)	(2,314)
Decrease/(increase) in other non-current assets		142	(111)	(1,833)
Decrease in other non-current liabilities		(482)	(86)	(1,111)
(Decrease)/increase in trade accounts payable		(2,403)	(366)	4,349
Increase/(decrease) in other payables and accruals		2,365	3,183	(3,269)
Net cash provided by operating activities		233,386	277,744	262,398
Cash flows from investing activities:
Proceeds from sale of vessel and sale and lease-back, net	3,4	117,569	101,981	137,188
Payments for tangible fixed assets additions		(19,443)	(2,529)	(15,169)
Payments for right-of-use assets		—	(16)	(5,525)
Financial income received		43	1,974	7,943
Purchase of short-term cash deposits		(2,500)	(50,000)	(58,000)
Maturity of short-term cash deposits		2,500	25,000	83,000
Net cash provided by investing activities		98,169	76,410	149,437
Cash flows from financing activities:
Borrowings repayments	7, 19	(205,179)	(168,585)	(217,070)
Principal elements of lease payments	4,19	(2,217)	(12,242)	(23,103)
Interest paid		(42,239)	(43,051)	(69,791)
Release of cash collateral for interest rate swaps		280	—	—
Payment of loan issuance costs, net	19	—	(21)	359
Proceeds from interest rate swaps termination	18	—	—	3,488
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	6	10,205	16	—
Repurchases of common and preference units	6	(18,388)	(49,247)	—
Payment of offering costs		(346)	(20)	—
Distributions paid (including common and preference)	6	(31,877)	(29,101)	(292,259)
Net cash used in financing activities		(289,761)	(302,251)	(598,376)
Effects of exchange rate changes on cash and cash equivalents		—	689	306
Increase/ (decrease) in cash and cash equivalents		41,794	52,592	(186,235)
Cash and cash equivalents, beginning of the year		103,736	145,530	198,122
Cash and cash equivalents, end of the year		145,530	198,122	11,887

Non-Cash Investing and Financing Activities:
Capital expenditures included in liabilities at the end of the year		7,261	8,090	2,374
Financing costs included in liabilities at the end of the year	19	—	14	33
Loan assumed from Parent through deemed distributions	19	—	—	50,000
Borrowings repayments through capital contributions	7, 19	—	—	764,080
Offering costs included in liabilities at the end of the year		20	—	—
Non-cash prepayment of lease payments	4	27,365	11,626	11,979
Capital expenditures included in liabilities at the end of the year - Right-of-use assets		—	—	326

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Notes to the consolidated financial statements

For the years ended December 31, 2021, 2022 and 2023

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

On January 24, 2023, the Partnership’s board of directors (the “Board”) received an unsolicited non-binding proposal from GasLog to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog. On April 6, 2023, the Partnership entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GasLog Partners GP LLC, the general partner of the Partnership, GasLog and Saturn Merger Sub LLC, a wholly owned subsidiary of GasLog (“Merger Sub”). Pursuant to the Merger Agreement, (i) Merger Sub would merge with and into the Partnership, with the Partnership surviving as a direct subsidiary of GasLog, and (ii) GasLog would acquire the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash (the “Transaction”), consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash (the “Special Distribution”) that would be distributed to the Partnership’s unitholders in connection with the closing of the Transaction and the remainder to be paid by GasLog as merger consideration at the closing of the Transaction.

The conflicts committee (the “Conflicts Committee”) of the Partnership’s board of directors, comprised solely of independent directors and advised by its own independent legal and financial advisors, unanimously recommended that the Partnership’s board of directors approve the Merger Agreement and determined that the Transaction was in the best interests of the Partnership and the holders of its common units unaffiliated with GasLog. Acting upon the recommendation and approval of the Conflicts Committee, the Partnership’s board of directors unanimously approved the Merger Agreement and the Transaction and recommended that the common unitholders of the Partnership vote in favor of the Transaction.

The Transaction was approved at the special meeting of the common unitholders of the Partnership held on July 7, 2023, based on the affirmative vote (in person or by proxy) of the holders of at least a majority of the common units of the Partnership entitled to vote thereon, voting as a single class, subject to a cutback for certain unitholders beneficially owning more than 4.9% of the outstanding common units (as provided for in the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership and described in the proxy statement of the Partnership dated June 5, 2023 as filed with the Securities and Exchange Commission, or “SEC”). The payment date for the Special Distribution was July 12, 2023. The Transaction closed on July 13, 2023 at 6:30 a.m. Eastern Time (the “Effective Time”) upon the filing of the certificate of merger with the Marshall Islands Registrar of Corporations. At the Effective Time, each common unit that was issued and outstanding immediately prior to the Effective Time (other than common units that, as of immediately prior to the Effective Time, were held by GasLog) was converted into the right to receive $5.37 in cash, without interest and reduced by any applicable tax withholding, for each Common Unit. Accordingly, holders of common units not already beneficially owned by GasLog who held their common units both on the Special Distribution record date of July 10, 2023 (subject to the applicability of due-bill trading) and at the Effective Time received overall consideration of $8.65 per common unit. Trading in the Partnership’s common units on the New York Stock Exchange (“NYSE”) was suspended on July 13, 2023, and delisting of the common units took place on July 24, 2023. The Partnership’s 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) remain outstanding and continue to trade on the NYSE.

The merger consideration was financed by GasLog’s existing cash and the borrowing of a term loan in an aggregate principal amount of $50,000 under a Bridge Facility Agreement dated July 3, 2023 (the “Bridge Facility Agreement”), among Merger Sub, as the original borrower, GasLog, as guarantor, DNB (UK) Ltd., as arranger and bookrunner, the lenders party thereto and DNB Bank ASA, London Branch, as agent, with the Partnership succeeding to the obligations of Merger Sub upon the consummation of the Transaction. The aggregate principal amount outstanding under the Bridge Facility Agreement was repaid in full, together with accrued and unpaid interest, on July 26, 2023.

On July 17, 2023, Curtis V. Anastasio, Roland Fisher and Kristin H. Holth stepped down from the Board of the Partnership, effective immediately. On July 19, 2023, the Partnership appointed James Berner as a director of the Partnership and a member of the audit committee of the Board. Following these changes, the Board consisted of three directors.

On July 21, 2023, the Board approved an amendment to the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership that made certain changes relating to the composition of the Board and other changes to reflect the ownership of all outstanding common units of the Partnership by GasLog, following the consummation of the previously announced merger involving GasLog and the Partnership on July 13, 2023.

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

On March 30, 2023, GasLog Partners completed the sale and lease-back of the GasLog Sydney with a wholly-owned subsidiary of CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

As of December 31, 2023, the companies listed below were 100% held by the Partnership. The Partnership wholly owned 11 LNG vessels and operated three LNG vessels leased back under bareboat charters, as described above:

					Cargo
					Capacity
	Place of	Date of			Cubic Meters
Name	Incorporation	Incorporation	Principal Activities	Vessel	(“cbm”)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Right-of-use asset company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Right-of-use asset company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	Solaris	155,000	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Glasgow	174,000	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Gibraltar	174,000	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Dormant	—	—	—
GAS-twenty one Ltd.	Bermuda	April 2014	Right-of-use asset company	Methane Heather Sally	145,000	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	Methane Becki Anne	170,000	March 2015
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GasLog-two Malta Ltd.	Malta	August 2022	Dormant	—	—	—

2. Material Accounting Policies

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

As of December 31, 2023, the Partnership’s current assets totaled $60,244 while current liabilities totaled $80,349, resulting in a negative working capital position of $20,105. Current liabilities include an amount of $28,469 of unearned revenue in relation to vessel hires received in advance (which represents a non-cash liability that will be recognized as revenues after December 31, 2023 as the services are rendered). In considering going concern, management has reviewed the Partnership’s future cash requirements and earnings projections.

On March 7, 2024, the Partnership’s board of directors authorized the consolidated financial statements for issuance and filing.

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

Leases

Lease income from operating leases of vessels where the Partnership is a lessor is recognized in the statement of profit or loss on a straight-line basis over the lease term. The respective leased assets are included in the statement of financial position based on their nature under “Tangible fixed assets” or “Right-of-use assets”.

The Partnership is a lessee under vessel sale and lease–back arrangements and also leases vessel communication equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. On initial recognition, a lease is recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Partnership. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities as lease liabilities. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect lease payment made. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in-substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate (if any), initially measured using the index or rate as at the commencement date, (c) amounts expected to be payable by the lessee under residual value guarantees (if any), (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Partnership’s incremental borrowing rate, which is the Partnership’s current average borrowing rate. Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, (c) any initial direct costs, and (d) restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value items comprise of vessel equipment with value of less or equal to $5.

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

Segment information

Each vessel-owning company owns or leases one LNG carrier which is operated under a time charter with similar operating and economic characteristics. Consequently, the information provided to the Chief Executive Officer (the Partnership’s chief operating decision maker) to review the Partnership’s operating results and allocate resources is on a consolidated basis for a single reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

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

Critical accounting judgments

In the process of applying the Partnership’s accounting policies as of December 31, 2022, management made several critical accounting judgments in preparing its discounted cashflow analysis, that had the most significant effect on the amounts recognized in the consolidated financial statements. As of December 31, 2023, limited judgements were made in assessing internal and external factors of impairment and reversal triggers that could have impacted the amounts recognized in the consolidated financial statements.

Key sources of estimation uncertainty are as follows:

Impairment of vessels: The Partnership evaluates the carrying amounts of each of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any. The total carrying amount of the Partnership’s vessels as of December 31, 2023, was $1,470,141 (December 31, 2022: $1,672,159). Recoverable amount is the higher of fair value less costs to sell and value in use. The Partnership’s estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind.

In assessing the fair value less cost to sell of the vessel, the Partnership obtains charter-free market values for its vessels from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by GasLog’s lenders for determining compliance with the relevant covenants in GasLog’s credit facilities. Vessel values can be highly volatile, so the charter-free market values may not be indicative of the current or future market value of the Partnership’s vessels, or prices that could be achieved if it were to sell them.

As of December 31, 2022, a number of negative indicators such as the continuous decline of the charter-free market values of the Partnership’s steam turbine propulsion (“Steam”) vessels, as estimated by ship brokers, driven by reduced market expectations of the long-term rates at which the Partnership could expect to secure term employment for the remaining economic lives of the Steam vessels, combined with potential costs of compliance with environmental regulations applicable from 2023 onwards, continued to influence management’s strategic decisions and prompted the Partnership to conclude that events and circumstances triggered the existence of potential impairment of Steam vessels, resulting in the company performing a discounted cash flow analysis, with no impairment indicators identified with respect to the remaining owned and bareboat fleet as of December 31, 2022.

As of December 31, 2023, the Partnership concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its owned and bareboat fleet.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current year:

In February 2021, the IASB amended IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and help the users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023. These amendments did not have a material impact on the Partnership’s financial statements.

All other IFRS standards and amendments that became effective in the current year were not relevant to the Partnership or were not material with respect to the Partnership’s financial statements.

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

In June 2023, the International Sustainability Standards Board (“ISSB”) issued IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 Climate-related Disclosures. The objective of IFRS S1 and IFRS S2 is to require an entity to disclose information about its sustainability-related risks and opportunities and climate-related risks and opportunities, respectively, that is useful to users of general purpose financial reports in making decisions relating to providing resources to the entity. IFRS S1 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted as long as IFRS S2 is also applied. IFRS S2 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted as long as IFRS S1 is also applied. Management anticipates that these standards will have a disclosure impact on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Partnership’s financial statements.

3. Tangible fixed assets

The movements in tangible fixed assets (i.e. vessels and their associated depot spares) are reported in the following table:

			Total
		Other tangible	tangible fixed
Cost	Vessels	assets	assets
As of January 1, 2022	2,681,095	4,089	2,685,184
Additions, net	1,835	1,523	3,358
Transfer under Vessels held for sale	(324,034)	—	(324,034)
As of December 31, 2022	2,358,896	5,612	2,364,508
Additions, net	7,748	1,705	9,453
Disposal	(203,884)	—	(203,884)
Write-off of fully amortized drydocking component	(7,173)	—	(7,173)
As of December 31, 2023	2,155,587	7,317	2,162,904
Accumulated depreciation and impairment loss
As of January 1, 2022	796,601	—	796,601
Depreciation	68,264	—	68,264
Impairment loss on vessels	4,444	—	4,444
Transfer under Vessels held for sale	(182,572)	—	(182,572)
As of December 31, 2022	686,737	—	686,737
Depreciation	59,424	—	59,424
Disposal	(53,542)	—	(53,542)
Write-off of fully amortized drydocking component	(7,173)	—	(7,173)
As of December 31, 2023	685,446	—	685,446
Net book value
As of December 31, 2022	1,672,159	5,612	1,677,771
As of December 31, 2023	1,470,141	7,317	1,477,458

All vessels have been pledged as collateral under the terms of the Five-Year Sustainability-Linked Senior Secured Reducing Revolving Credit Facility in the amount of $2.8 billion (the “Facility”) (Note 7).

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

On March 30, 2023, GAS-five Ltd. completed the sale and lease-back of the GasLog Sydney with a wholly owned subsidiary of CDBL (Note 4). All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met on that date and as a result, the carrying amount of the GasLog Sydney ($150,342) was remeasured at the lower between carrying amount and fair value less costs to sell, resulting in the recognition of an impairment loss of $142 in the year ended December 31, 2023. In addition, a loss on disposal of $1,033 was also recognized in profit or loss.

As of December 31, 2023, the Partnership concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

4. Leases

The movements in right-of use assets are reported in the following table:

		Vessels’
Right-of-Use Assets	Vessels	Equipment	Total
As of January 1, 2022	81,651	345	81,996
Additions, net	30,361	194	30,555
Depreciation	(18,854)	(372)	(19,226)
As of December 31, 2022	93,158	167	93,325
Additions, net	71,315	957	72,272
Depreciation	(38,650)	(398)	(39,048)
As of December 31, 2023	125,823	726	126,549

On October 26, 2021, GasLog Partners completed the sale and lease-back of the GasLog Shanghai with a wholly-owned subsidiary of CDBL. CDBL has the right to sell the vessel to third parties. The vessel was sold to CDBL for net proceeds of $117,569. GasLog Partners leased back the vessel under bareboat charter from CDBL for a period of five years with no repurchase option or obligation. This sale and lease-back met the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $84,761 and a corresponding lease liability of $57,396.

On October 31, 2022, GasLog Partners completed the sale and lease-back of the Methane Heather Sally with an unrelated third party which has the right to sell the vessel to third parties. The vessel was sold for net proceeds of $49,472. GasLog Partners leased back the vessel under a bareboat charter until the middle of 2025, with no repurchase option or obligation. The sale and lease-back met the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $30,345 and a corresponding lease liability of $18,719.

On March 30, 2023, GasLog Partners completed the sale and lease-back of the GasLog Sydney with a wholly-owned subsidiary of CDBL. The vessel was sold to CDBL for net proceeds of $137,188 and leased back under a bareboat charter for a period of five years with no repurchase option or obligation. This sale and lease-back met the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $67,779 and a corresponding lease liability of $55,800.

An analysis of the lease liabilities is as follows:

	Lease Liabilities
	2022	2023
As of January 1,	55,898	62,569
Additions, net	18,913	54,442
Interest expense on leases (Note 13)	1,668	3,785
Payments	(13,910)	(26,888)
As of December 31,	62,569	93,908
Lease liabilities—current portion	17,433	28,831
Lease liabilities—non-current portion	45,136	65,077
Total	62,569	93,908

An amount of $69,082 has been recognized in the consolidated statement of profit or loss under Revenues for the year ended December 31, 2023 ($24,973 for the year ended December 31, 2022), which represents the revenue from subleasing right-of-use assets.

5. Trade and Other Receivables

Trade and other receivables consisted of the following:

	As of
	December 31,
	2022	2023
Due from charterers	2,999	6,374
Accrued income	4,440	8,708
Insurance claims	1,125	3,433
Other receivables	2,621	5,929
Total	11,185	24,444

Accrued income represents net revenues receivable from charterers, which have not yet been invoiced; all other amounts not yet invoiced are included under Other receivables.

6. Partners’ Equity

Under the Partnership’s “at-the-market” common equity offering programme (the “ATM Programme”) established in 2017, in the year ended December 31, 2021, GasLog Partners issued and received payment for 3,195,401 common units at a weighted average price of $3.19 per common unit for total net proceeds, after deducting fees and other expenses, of $9,634. As of December 31, 2022, the unutilized portion of the ATM Programme was $116,351.

On April 6, 2021, GasLog Partners issued 8,976 common units in connection with the vesting of 5,984 Restricted Common Units (“RCUs”) and 2,992 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”).

In connection with the aforementioned transactions during this year ended December 31, 2021, the Partnership also issued 56,158 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $205.

On July 1, 2021, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the second tranche of its Class B units issued upon the elimination of incentive distribution rights (“IDRs”) in June 2019.

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

On April 3, 2023, GasLog Partners issued 108,894 common units in connection with the vesting of 92,805 RCUs and 16,089 PCUs under its 2015 Plan.

On July 3, 2023, GasLog Partners issued 415,000 common units in connection with GasLog’s election to convert the fourth tranche of its Class B units issued upon the elimination of IDRs in June 2019.

As further described in Note 1, on July 7, 2023, the Partnership’s common unitholders voted to approve the previously announced merger, with GasLog acquiring all of the outstanding common units of the Partnership not already beneficially owned by GasLog. The payment date for the Special Distribution was July 12, 2023, and the Transaction closed on July 13, 2023 at the Effective Time upon the filing of the certificate of merger with the Marshall Islands Registrar of Corporations. Holders of common units not already beneficially owned by GasLog who held their common units both on the Special Distribution record date of July 10, 2023 (subject to the applicability of due-bill trading) and at the Effective Time received overall consideration of $8.65 per common unit. Trading in the Partnership’s common units on the NYSE was suspended on July 13, 2023, and delisting of the common units took place on July 24, 2023. Upon the completion of the Transaction, 36,175,157 common units and the remaining 830,000 Class B units were cancelled.

As of December 31, 2023, the Partnership’s capital consisted of 16,036,602 outstanding common units, 1,080,263 outstanding general partner units and 11,642,411 Preference Units (5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units, and together with the Series A Preference Units and the Series B Preference Units, the “Preference Units”).

Cash distributions

The Partnership’s cash distributions for the years ended December 31, 2021, 2022 and 2023 are presented in the following table:

	Type of	Distribution	Payment	Amount
Declaration date	units	per unit	date	paid
January 27, 2021	Common	$0.01	February 11, 2021	485
February 19, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2021	7,582
April 28, 2021	Common	$0.01	May 13, 2021	485
May 13, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 14, 2021	7,582
July 26, 2021	Common	$0.01	August 12, 2021	522
July 26, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 13, 2021	7,412
October 26, 2021	Common	$0.01	November 12, 2021	522
November 16, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	December 14, 2021	7,287
Total				$31,877
January 26, 2022	Common	$0.01	February 9, 2022	522
February 25, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2022	7,112
April 27, 2022	Common	$0.01	May 11, 2022	522
May 12, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 15, 2022	6,898
July 27, 2022	Common	$0.01	August 11, 2022	528
July 27, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 15, 2022	6,777
October 26, 2022	Common	$0.01	November 10, 2022	528
October 26, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	December 15, 2022	6,214
Total				$29,101
January 25, 2023	Common	$0.01	February 9, 2023	528
January 25, 2023	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2023	6,159
April 26, 2023	Common	$0.01	May 11, 2023	529
May 10, 2023	Preference (Series A, B, C)	$0.5390625, $0.6887222, $0.53125	June 15, 2023	6,776
July 7, 2023	Common	$3.28	July 12, 2023	174,797
August 2, 2023	Preference (Series A, B, C)	$0.5390625, $0.7249747, $0.53125	September 15, 2023	6,902
November 15, 2023	Preference (Series A, B, C)	$0.5390625, $0.7274123, $0.53125	December 15, 2023	6,910
December 22, 2023	Common	$5.2380174	December 22, 2023	89,658
Total				$292,259

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

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. The general partner retains the right to appoint all of the directors.

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

General Partner Interest

The Partnership Agreement (as amended following the Transaction) provides that the general partner will be entitled to distributions in accordance with its percentage interest. As of December 31, 2023, the percentage interest is 6.3% (2.0% as of December 31, 2022). The general partner has the right, but not the obligation, to contribute a proportionate amount of capital to the Partnership to maintain its percentage interest if the Partnership issues additional common units. The general partner’s interest, and the percentage of the Partnership’s cash distributions to which it is entitled, will be proportionately reduced if the Partnership issues additional common units in the future and the general partner does not contribute a proportionate amount of capital to the Partnership in order to maintain its general partner interest. The general partner will be entitled to make a capital contribution in order to maintain its general partner interest in the form of the contribution to the Partnership of common units based on the current market value of the contributed common units to the Partnership.

Preference Units

From and including the original issue date to, but excluding, June 15, 2027, distributions on the Series A Preference Units will accrue at 8.625% per annum per $25.00 of liquidation preference per unit. From and including June 15, 2027, the distribution rate will be determined by the Partnership based on the terms of the Partnership Agreement and applicable Marshall Islands law regarding amending USD London Interbank Offered Rate (“LIBOR”) - based instruments. Under the current fallback provisions, if there is no published LIBOR rate, the floating rate is expected to be the rate set during the prior interest rate period, which would be the current fixed rate of 8.625%.

From and including the original issue date to, but excluding, March 15, 2023, distributions on the Series B Preference Units accrued at 8.200% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2023, the Series B Preference Units are redeemable, wholly or partially, at our option, and the distribution rate was a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit of Series B Preference Units. On June 30, 2023, Intercontinental Exchange (“ICE”) Benchmark Administration, the administrator of LIBOR, ceased to publish the overnight and one, three, six and twelve month LIBOR settings on a representative basis. Effective September 15, 2023, in accordance with the terms of the Series B Preference Units, the three-month LIBOR utilized as the base rate for the calculation of the floating rate distributions payable with respect to the Series B Preference Units was replaced by the Term Secured Overnight Financing Rate (“SOFR”) for a three month tenor published by the Chicago Mercantile Exchange (“CME”) plus a credit spread adjustment of 0.26161% (“Credit Adjusted Term SOFR”) plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. Credit Adjusted Term SOFR was used as the base rate for the first time with respect to the distributions payable for the distribution period beginning September 15, 2023 and ending December 15, 2023 and will be calculated every three months going forward. The distribution rates are not subject to adjustment.

From and including the original issue date to, but excluding, March 15, 2024, the distributions on the Series C Preference Units will accrue at 8.500% per annum per $25.00 of liquidation preference per unit. The distribution rate for the Series C Preference Units will be determined in accordance with the terms of our Partnership Agreement, by the calculation agent, from and including March 15, 2023, based on market practice and applicable Marshall Islands law regarding amending LIBOR based instruments. From and including March 15, 2024, the distribution rate is expected to be a floating rate equal to the three-month Credit Adjusted Term SOFR plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit of Series C Preference Units.

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

Under the Partnership’s preference unit repurchase programme established in 2021, renewed in 2022 and covering the period from March 11, 2021 to March 31, 2023, the preference units repurchased and cancelled as well as the amounts paid including commissions for the years ended December 31, 2021 and 2022 are presented in the following table, there were no preference units repurchased and cancelled for the year ended December 31, 2023:

		Amount paid
		including
Series	Number of units	commissions
Series B Preference Units	464,429	11,580
Series C Preference Units	269,549	6,808
Total for the year ended December 31, 2021	733,978	$18,388
Series A Preference Units	665,016	16,423
Series B Preference Units	639,189	16,080
Series C Preference Units	669,406	16,744
Total for the year ended December 31, 2022	1,973,611	$49,247

7. Borrowings

Borrowings as of December 31, 2022 and 2023 consisted of the following:

	As of December 31,
	2022	2023
Amounts due within one year	93,964	—
Less: unamortized deferred loan issuance costs	(3,606)	—
Borrowings—current portion	90,358	—
Amounts due after one year	837,186	—
Less: unamortized deferred loan issuance costs	(5,598)	—
Borrowings—non-current portion	831,588	—
Total	921,946	—

Terminated Facilities:

(a)	GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd. and GAS-fourteen Ltd. facility

Following the acquisitions of GAS-eleven Ltd. on May 3, 2017, GAS-thirteen Ltd. on July 3, 2017, GAS-fourteen Ltd. on April 26, 2018 and GAS-twelve Ltd. on April 1, 2019, the Partnership assumed $151,423, $155,005, $143,622 and $134,107 of outstanding indebtedness of the acquired entities, respectively, under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing was backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who were either directly lending or providing cover for over 60% of the facility (the “Assumed October 2015 Facility”). Amounts drawn under each applicable tranche bore interest at LIBOR plus a margin.

The aggregate balance outstanding for the entities owned by the Partnership as of December 31, 2022 was $360,663.

In June 2023, a supplemental agreement to the Assumed October 2015 Facility was entered into, which provided for the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the daily non-cumulative compounded SOFR rate as administered by Federal Reserve Bank of New York plus the applicable Credit Adjustment Spread (“CAS”), effective from and including the interest period beginning after June 30, 2023. Additionally, in June 2023, HSBC Bank plc transferred to ING Bank N.V., London Branch via transfer certificate its commitments, rights and obligations under the Assumed October 2015 Facility.

On November 14, 2023, pursuant to the Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to Securities Covenants and Guarantees section below), the outstanding balances of GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd. and GAS-fourteen Ltd. totaling $320,581 were fully repaid. The existing loan facilities of the specified companies were terminated and the respective unamortized loan fees of $3,655 written-off to the consolidated statement of profit or loss.

(b)	2019 GasLog Partners Facility

On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea Bank Abp, filial i Norge and Iyo Bank Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a five-year credit facility of up to $450,000 (the “2019 GasLog Partners Facility”). Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 GasLog Partners Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth. The 2019 GasLog Partners Facility bore interest at LIBOR plus a margin.

On October 26, 2021, the outstanding indebtedness of GAS-three Ltd., in the amount of $97,050 was prepaid pursuant to the sale and lease–back agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 4). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $604 were written-off to profit or loss.

The aggregate balance outstanding as of December 31, 2022 was $250,320, with no amount available to be redrawn as of December 31, 2022.

On March 30, 2023, the outstanding indebtedness of GAS-five Ltd. in the amount of $87,780 was prepaid pursuant to the sale and lease-back agreement entered into with a wholly-owned subsidiary of CDBL (refer to Note 4). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $229 written-off to the consolidated statement of profit or loss.

In February 2023, a supplemental agreement to the 2019 GasLog Partners Facility was entered into, which provided for the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the daily non-cumulative compounded SOFR rate as administered by Federal Reserve Bank of New York plus the applicable CAS, effective August 21, 2023.

On November 14, 2023, pursuant to the Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to Securities Covenants and Guarantees section below), the outstanding balances of GAS-four Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. totaling $148,194 were fully repaid. The existing loan facilities of the specified companies were terminated and the respective unamortized loan fees of $157 written-off to the consolidated statement of profit or loss.

(c)	BNP Paribas, Credit Suisse AG and Alpha Bank S.A.

On July 16, 2020, GasLog Partners entered into a five-year credit agreement of $260,331 (the “GasLog Partners $260.3M Facility”) with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels, the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. Interest on the GasLog Partners $260.3M Facility was payable at a rate of LIBOR plus a margin.

On September 14, 2022, the outstanding indebtedness of GAS-twenty Ltd. in the amount of $32,154 was prepaid pursuant to the sale of the Methane Shirley Elisabeth (refer to Note 3). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $294 written-off to the consolidated statement of profit or loss.

The balance outstanding under the facility as of December 31, 2022 was $193,790.

In June 2023, a supplemental agreement to the GasLog Partners $260.3M Facility was entered into, which provided for the transition of the rate of interest on the facility to a risk-free rate. It was agreed that the margin would remain unchanged, and the facility transitioned from LIBOR to the daily non-cumulative compounded SOFR rate as administered by Federal Reserve Bank of New York plus the applicable CAS, effective July 21, 2023.

On November 14, 2023, pursuant to the Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to Securities Covenants and Guarantees section below), the outstanding balances of GAS-seven Ltd. and GAS-eight Ltd. totaling $181,419 were fully repaid. The existing loan facilities of the specified companies were terminated and the respective unamortized loan fees of $985 written-off to the consolidated statement of profit or loss.

(d)	DNB Bank ASA, London Branch, and ING Bank N.V., London Branch

On July 16, 2020, GasLog Partners entered into a five-year credit agreement of $193,713 (the “GasLog Partners $193.7M Facility”) with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender (together, the “Lenders”), with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels, the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. Interest on the GasLog Partners $193.7M Facility was payable at a rate of LIBOR plus a margin.

In July 2022, pursuant to a “margin reset clause” included in the GasLog Partners $193.7M Facility, which required the Lenders and GAS-nineteen Ltd., GAS-twenty one Ltd., and GAS-twenty seven Ltd. (together, the “Borrowers”) to renegotiate the facility’s margin, the Borrowers and Lenders agreed that the margin would remain unchanged and the facility would be transitioned from the six-month LIBOR to the three-month CME Term SOFR Reference Rates as administered by CME Group Benchmark Administration Limited (“CBA”), effective July 21, 2022.

On October 31, 2022, the outstanding indebtedness of GAS-twenty one Ltd., in the amount of $32,939 was prepaid pursuant to the sale and lease–back agreement entered into with an unrelated third party (refer to Note 4). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $360 written-off to the consolidated statement of profit or loss.

The balance outstanding under the facility as of December 31, 2022 was $126,377.

On November 14, 2023, pursuant to the Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to Securities Covenants and Guarantees section below), the outstanding balances of GAS-nineteen Ltd. and GAS-twenty seven Ltd. totaling $113,886 were fully repaid. The existing loan facilities of the specified companies were terminated and the respective unamortized loan fees of $805 written-off to the consolidated statement of profit or loss.

Securities Covenants and Guarantees

On November 2, 2023, GasLog, signed the Facility. This financing, involving 14 international banks, includes decarbonization and social key performance targets as a component of the Facility pricing. The Facility refinanced the outstanding debt of $2,123,443 secured by 23 LNG carriers across both GasLog and GasLog Partners, following the acquisition by GasLog on July 13, 2023 of all the outstanding common units of GasLog Partners not already beneficially owned by GasLog. The 23 LNG carriers (12 GasLog vessels and eleven GasLog Partners vessels) included in the Facility are comprised of ten dual-fuel two-stroke engine propulsion (“X-DF”) LNG carriers, ten tri - fuel diesel electric engine propulsion (“TFDE”) LNG carriers and three Steam LNG carriers. Citibank, N.A., London Branch and BNP Paribas acted as joint coordinators on the Facility. The transaction was completed on November 13, 2023, with GasLog drawing down an amount of $2,128,000 and $672,000 remaining available as of that date, for general corporate purposes.

The obligations under the Facility are secured as follows:

(i)	first priority mortgages over the owned ships;
(ii)	guarantees from the 23 vessel owning companies securing the Facility, the Partnership, GasLog Partners Holdings LLC and GasLog Carriers Ltd. (the “Guarantors”);
(iii)	a negative pledge of the share capital of GasLog, the Guarantors and GasLog LNG Services; and
(iv)	a first priority assignment of all earnings and insurance related to the owned ships.

The Facility also imposes certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership’s and GasLog’s ability to make any substantial change in the nature of the Partnership’s or GasLog’s business or to change the corporate structure without approval from lenders.

The Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the Facility contains covenants requiring GasLog and certain of its subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% of the then outstanding amount under the Facility.

Compliance with the above covenants is required at all times. GasLog was in compliance with all covenants as of December 31, 2023.

Loan From Related Parties:

On April 3, 2017, GasLog Partners entered into an unsecured five-year term loan of $45,000 and a five-year revolving credit facility of $30,000 with GasLog (together, the “Sponsor Credit Facility”). The term loan facility was terminated on March 23, 2018. The revolving credit facility provided for an availability period of five years and accrued interest at a rate of 9.125% per annum with an annual 1.0% commitment fee on the undrawn balance. On November 14, 2019, the Partnership drew down $10,000 under the revolving credit facility, which was subsequently repaid on December 31, 2019. The Sponsor Credit Facility matured in March 2022.

As the credit facilities bore interest at variable interest rates, their aggregate fair value was equal to the principal amount outstanding.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of
	December 31,
	2022	2023
Unearned revenue	30,991	28,469
Accrued off-hire	1,800	3,443
Accrued purchases	4,096	1,992
Accrued interest	12,838	—
Other accruals	7,541	8,284
Total	57,266	42,188

The unearned revenue of $28,469 represents monthly charter hires received in advance as of December 31, 2023 relating to January 2024 (December 31, 2022: $30,991).

9. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the year ended
	December 31,
	2021	2022	2023
Revenues from long-term time charters	221,813	183,232	164,257
Revenues from spot time charters	104,329	187,802	233,581
Total	326,142	371,034	397,838

The Partnership defines long-term time charters as charter party agreements with an initial duration of more than three years (excluding any optional periods), while all charter party agreements of an initial duration of less than (or equal to) three years (excluding any optional periods) are classified as spot time charters.

The technical management service components of revenues from time charters (Revenues from long-term time charters and Revenues from spot time charters) for the years ended December 31, 2021, 2022 and 2023 were $76,545, $78,149 and $69,321, respectively. These figures are not readily quantifiable as the Partnership’s contracts (under time charter arrangements) do not separate these components. The service component amounts are estimated based on the amounts of the vessel operating expenses for each year applying the “cost plus margin” approach.

Payments received include payments for the service components in these time charter arrangements.

10. Voyage Expenses and Commissions

An analysis of voyage expenses and commissions is as follows:

	For the year ended
	December 31,
	2021	2022	2023
Brokers’ commissions on revenues	3,441	3,990	4,524
Bunkers’ consumption and other voyage expenses	3,422	2,766	6,474
Total	6,863	6,756	10,998

Bunkers’ consumption represents mainly bunkers consumed during periods when a vessel is not employed under a charter or off-hire periods (including bunkers consumed during dry-docking).

11. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended
	December 31,
	2021	2022	2023
Administrative services fees (Note 14)	4,708	8,513	8,996
Commercial management fees (Note 14)	5,400	4,610	4,890
Share-based compensation (Note 20)	378	760	1,357
Other expenses	2,876	3,626	7,552
Total	13,362	17,509	22,795

Other expenses include legal and professional costs relating to the Transaction of $4,144 for the year ended December 31, 2023 (nil for the years ended December 31, 2022 and 2021).

12. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the year ended
	December 31,
	2021	2022	2023
Crew costs	38,768	40,019	35,576
Technical maintenance expenses	19,342	16,030	17,591
Other operating expenses	17,223	16,314	14,586
Total	75,333	72,363	67,753

13. Net Financial Income and Costs

An analysis of financial income and financial costs is as follows:

	For the year ended
	December 31,
	2021	2022	2023
Financial income
Financial income	43	2,363	7,612
Total financial income	43	2,363	7,612
Financial costs
Amortization and write-off of deferred loan issuance costs	5,394	4,794	8,878
Interest expense on loans	30,114	40,879	53,694
Interest expense on leases	333	1,668	3,785
Commitment fees	304	68	—
Other financial costs including bank commissions	1,152	230	703
Total financial costs	37,297	47,639	67,060

In the year ended December 31, 2023, an amount of $5,831 representing the write-off of the unamortized deferred loan issuance costs in connection with the termination of all the Partnership’s loans (Note 7) was included in Amortization and write - off of deferred loan issuance costs (December 31, 2022: $654 in connection with the termination of the GAS-twenty Ltd. and the GAS-twenty one Ltd. advances of GasLog Partners $260.3M Facility and GasLog Partners $193.7M Facility, December 31, 2021: $604 in connection with the termination of the GAS-three Ltd. advance of the 2019 GasLog Partners Facility).

14. Related Party Transactions

The Partnership has the following balances with related parties which are included in the consolidated statements of financial position:

	As of December 31,
	2022	2023
Amounts due from related parties
Due from GasLog LNG Services (a)	—	1,803
Due from GasLog (b)	—	13,492
Total	—	15,295

	As of
	December 31,
	2022	2023
Amounts due to related parties
Due to GasLog LNG Services(a)	1,364	—
Due to GasLog (b)	1,509	—
Total	2,873	—
(a)	The balance for the year ended December 31, 2023 represents mainly cash advanced by the Partnership to GasLog LNG Services. The balance for the year ended December 31, 2022 represents mainly payments made by GasLog LNG Services on behalf of the Partnership.
(b)	The balance for the year ended December 31, 2023 represents mainly cash advanced by the Partnership to GasLog. The balance for the year ended December 31, 2022 represents mainly payments made by GasLog on behalf of the Partnership.

In the year ended December 31, 2023, the Partnership acquired vessel depot spares from GasLog for an amount of $1,705 ($1,523 in the year ended December 31, 2022, $1,370 in the year ended December 31, 2021) (Note 3).

The Partnership had the following transactions with related parties for the years ended December 31, 2021, 2022 and 2023:

Company	Details	Account	2021	2022	2023
GasLog LNG Services	Commercial management fee (i)	General and administrative expenses	5,400	4,610	4,890
GasLog	Administrative services fee (ii)	General and administrative expenses	4,708	8,513	8,996
GasLog LNG Services	Management fees (iii)	Vessel operating costs	7,728	6,498	6,300
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	30	28	49
GasLog	Commitment fee under Sponsor Credit Facility (Note 7)	Financial costs	304	68	—
GasLog	Realized loss on interest rate swaps held for trading (Note 18)	Gain on derivatives	4,586	1,347	—
(i)	Commercial Management Agreements

The vessel-owning subsidiaries of GasLog Partners had entered into commercial management agreements with GasLog (collectively, the “Commercial Management Agreements”), pursuant to which GasLog provided certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the agreements was $360 for each vessel payable quarterly in advance in lump sum amounts. Effective July 21, 2020, October 1, 2020 and November 1, 2020, the commercial management agreements between the vessel - owning entities and GasLog were novated to GasLog LNG Services as the provider of commercial management services. Beginning January 1, 2022, the annual commercial management fee changed from a fixed annual amount to a fixed commission of 1.25% on the annual gross charter revenues of each vessel, which will continue to be payable monthly in advance.

(ii)	Administrative Services Agreement

The Partnership has entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. For the years ended December 31, 2021, 2022 and 2023, the annual service fee was $314, $579 and $643 per vessel per year, respectively.

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

●	Omnibus Agreement

On May 12, 2014, the Partnership entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. On July 21, 2023, the Board approved the termination of the Omnibus Agreement with GasLog, its general partner and certain other subsidiaries. The omnibus agreement governed among other things (i) when and the extent to which the Partnership and GasLog would compete against each other, (ii) the time and the value at which the Partnership would exercise the right to purchase certain offered vessels by GasLog, (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog’s provisions of certain indemnities to the Partnership.

●	Merger Agreement

For details on the Merger Agreement with GasLog, refer to Note 1.

15. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including vessels under a lease (Note 4) as of December 31, 2023, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

As of
December 31,
Period	2023
Not later than one year	262,951
Later than one year and not later than two years	197,583
Later than two years and not later than three years	120,904
Later than three years and not later than four years	96,536
Later than four years and not later than five years	86,173
More than five years	31,405
Total	795,552

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

Market risk

Interest Rate Risk: The Partnership had no debt outstanding as of December 31, 2023. The Partnership was subject to market risks relating to changes in interest rates because it had floating rate debt outstanding. Significant increases in interest rates could adversely affect the Partnership’s results of operations and its ability to service its debt. The Partnership used interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts was to minimize economic risks and costs associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2022, the Partnership had economically hedged 14.3% of its floating interest rate exposure on its outstanding borrowings by swapping the variable rate for a fixed rate.

The aggregate principal amount of the Partnership’s outstanding floating rate debt which was not economically hedged as of December 31, 2022 was $797,817. As an indication of the extent of the Partnership’s sensitivity to interest rate changes, an increase or decrease in LIBOR or SOFR of 10 basis points would have decreased or increased, respectively, the profit during the year ended December 31, 2022 by $809, based upon its debt level at the end of the reporting period (December 31, 2021: $767).

Interest Rate Sensitivity Analysis: The Partnership had no interest rate swaps as of December 31, 2023. The fair value of the interest rate swaps as of December 31, 2022 was estimated as a net asset of $3,576. For the three years ended December 31, 2023, the interest rate swaps were not designated as cash flow hedging instruments (Note 18).

The interest rate swap agreements described below were subject to market risk as they were recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. The Partnership had no interest rate swaps as of December 31, 2023. As of December 31, 2022, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to approximately $195 (December 31, 2021: $404) affecting Gain on derivatives in the respective periods.

Currency Risk: Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership’s functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to technical maintenance and crew costs denominated in euros (“EUR”). Specifically, for the year ended December 31, 2023, approximately $49,094 of the operating and administrative expenses were denominated in euros (December 31, 2022: $40,226 and December 31, 2021: $42,426). As of December 31, 2023, approximately $3,946 of the Partnership’s outstanding trade payables and accruals were denominated in euros (December 31, 2022: $9,900).

As an indication of the extent of the Partnership’s sensitivity to changes in exchange rate, a 10% increase in the average EUR/USD exchange rate would have decreased its profit and cash flows during the year ended December 31, 2023 by $4,909, based upon its expenses during the year (December 31, 2022: $4,023 and December 31, 2021: $4,243).

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability but can also increase the risk of losses.

The Partnership manages its liquidity risk by receiving capital contributions to fund its commitments and by maintaining cash and cash equivalents.

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

	Weighted-
	average
	effective	Less
	interest	than 1
	rate	month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2022
Trade accounts payable		8,895	405	—	—	—	9,300
Due to related parties		—	2,873	—	—	—	2,873
Other payables and accruals*		8,780	10,733	6,669	—	—	26,182
Other non-current liabilities*		—	—	—	79	—	79
Lease liabilities		1,642	3,125	14,453	47,067	—	66,287
Variable interest loans	6.50%	13,622	22,188	104,684	900,841	26,274	1,067,609
Total		32,939	39,324	125,806	947,987	26,274	1,172,330
December 31, 2023
Trade accounts payable		9,224	106	—	—	—	9,330
Other payables and accruals*		2,306	3,901	7,418	—	—	13,625
Lease liabilities		2,717	5,260	24,317	68,862	—	101,156
Total		14,247	9,267	31,735	68,862	—	124,111
*	Non-financial liabilities are excluded.

The amounts included above for variable interest rate instruments were subject to change if changes in variable interest rates differed from those estimates of interest rates determined at the end of the reporting period.

The following table details the Partnership’s expected cash flows for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash (inflows)/ outflows on derivative instruments that are settled on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the interest rate swaps.

	Less than 1
	month	1-3 months	3-12 months	1-5 years	Total
December 31, 2022
Interest rate swaps	(7)	—	(2,514)	(1,222)	(3,743)
Total	(7)	—	(2,514)	(1,222)	(3,743)

As of December 31, 2023, the Partnership did not have interest rate swaps.

The Partnership expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year-end and the cash generated by operating activities. The Partnership expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss and arises from cash and cash equivalents, short-term cash deposits, favorable derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including trade and other receivables and amounts due from related parties. The Partnership is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Partnership currently deals exclusively with financial institutions and customers with high credit ratings.

	As of
	December 31,
	2022	2023
Cash and cash equivalents	198,122	11,887
Short-term cash deposits	25,000	—
Trade and other receivables	11,185	24,444
Due from related parties	—	15,295
Derivative financial instruments	3,576	—

For the years ended December 31, 2021, December 31, 2022 and December 31, 2023, 56%, 44% and 39%, respectively, of the Partnership’s revenues were earned from subsidiaries of Shell and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership’s principal counterparty and the fact that the hire is being collected in advance. The Partnership did not experience any credit losses on its accounts receivable portfolio during the three years ended December 31, 2023. The carrying amount of financial assets recorded in the consolidated financial statements represents the Partnership’s maximum exposure to credit risk. Management monitors exposure to credit risk and believes that there is no substantial credit risk arising from the Partnership’s counterparty.

The credit risk on liquid funds and derivative financial instruments is limited because the direct and indirect counterparties are banks with high credit ratings assigned by international credit rating agencies.

17. Capital Risk Management

The Partnership’s objectives when managing capital are to safeguard the Partnership’s ability to continue as a going concern and to pursue future growth opportunities. Prior to the Effective Time, among other metrics, the Partnership monitored capital using a total indebtedness to total assets ratio, which was defined under certain of the Partnership’s credit facilities as total debt and derivative financial instruments divided by total assets. The total indebtedness to total assets ratio was as follows:

As of
December 31, 2022
Borrowings—current portion	90,358
Borrowings—non-current portion	831,588
Lease liabilities—current portion	17,433
Lease liabilities —non-current portion	45,136
Derivative financial instruments—current asset	(2,440)
Derivative financial instruments—non-current asset	(1,136)
Total indebtedness	980,939
Total assets	2,015,434
Total indebtedness/total assets	48.7%

18. Derivative Financial Instruments

The fair value of the Partnership’s derivative assets is as follows:

	As of December 31,
	2022	2023
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	3,576	—
Total	3,576	—
Derivative financial instruments—current assets	2,440	—
Derivative financial instruments—non-current assets	1,136	—
Total	3,576	—

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

In May and June 2023, GAS-twenty seven Ltd. amended the International Swaps and Derivatives Association (“ISDA”) agreements of its then outstanding swaps with DNB Bank ASA and ING Bank N.V. in order to transition away from LIBOR, incorporating ISDA standard provisions for three-month daily compounding SOFR which became effective upon LIBOR cessation.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
				Original
			Effective	Termination	Fixed Interest	December 31,	December 31,
Company	Counterparty	Trade Date	Date	Date	Rate	2022	2023
GAS-twenty seven Ltd.	DNB Bank ASA	July 2020	July 2020	July 2024	3.146%	48,889	—
GAS-twenty seven Ltd.	DNB Bank ASA	July 2020	July 2020	April 2025	3.069%	40,000	—
GAS-twenty seven Ltd.	ING Bank N.V.	July 2020	July 2020	July 2024	3.24%	24,444	—
GAS-twenty seven Ltd.	ING Bank N.V.	July 2020	July 2020	April 2025	3.176%	20,000	—
					Total	133,333	—

In August 2023, GAS-twenty seven Ltd. terminated its four interest rate swap agreements with an aggregate notional amount of $133,333 initially due in 2024 and 2025 with DNB Bank ASA, London Branch and ING Bank N.V., London Branch, receiving an amount of $3,488.

The derivative instruments of the Partnership listed above were not designated as cash flow hedging instruments. The change in the fair value of the interest rate swaps for the year ended December 31, 2023 amounted to a loss of $88 (December 31, 2022 : a gain of $12,821 and December 31, 2021: a gain of $11,092), which was recognized in profit or loss in the year incurred and is included in Gain on derivatives.

Forward foreign exchange contracts

The Partnership may use non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in EUR and Singapore Dollars (“SGD”). Under these non-deliverable forward foreign exchange contracts, the counterparties settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

The derivative instruments mentioned above were not designated as cash flow hedging instruments. During the year ended December 31, 2023, the Partnership entered into 15 new forward foreign exchange contracts with HSBC Bank PLC for a total exchange amount of EUR 11,500 with staggered settlement dates throughout 2023.

An analysis of Gain on derivatives is as follows:

	For the year ended
	December 31,
	2021	2022	2023
Realized loss/(gain) on interest rate swaps held for trading	8,596	3,175	(1,535)
Realized gain on forward foreign exchange contracts held for trading	—	—	(65)
Unrealized (gain)/loss on interest rate swaps held for trading	(11,092)	(12,821)	88
Total gain on derivatives	(2,496)	(9,646)	(1,512)

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

19. Cash Flow Reconciliations

The reconciliations of the Partnership’s financing activities for the three years ended December 31, 2023 are presented in the following tables:

A reconciliation of borrowings arising from financing activities is as follows:

			Deferred
		Non-cash	financing
	Cash flows	items	costs, assets	Borrowings
January 1, 2021				1,285,543
Borrowings repayments	(205,179)	—	—	(205,179)
Amortization and write-off of deferred loan issuance costs (Note 13)	—	5,394	—	5,394
December 31, 2021				1,085,758
Borrowings repayments	(168,585)	—	—	(168,585)
Additions in deferred loan issuance costs	(21)	(14)	14	(21)
Amortization and write-off of deferred loan issuance costs (Note 13)	—	4,794	—	4,794
December 31, 2022				921,946
Borrowings drawdowns	—	50,000	—	50,000
Borrowings repayments (Note 7)	(217,070)	(764,080)	—	(981,150)
Additions in deferred loan issuance costs	359	(19)	(14)	326
Amortization and write-off of deferred loan issuance costs (Note 13)	—	8,878	—	8,878
December 31, 2023				—

A reconciliation of net derivative assets/liabilities arising from financing activities is as follows:

		Non-cash	Net derivative
	Cash flows	items	(liabilities)/assets
January 1, 2021			(20,337)
Unrealized gain on interest rate swaps held for trading (Note 18)	—	11,092	11,092
December 31, 2021			(9,245)
Unrealized gain on interest rate swaps held for trading (Note 18)	—	12,821	12,821
December 31, 2022			3,576
Proceeds from interest rate swaps termination (Note 18)	(3,488)	—	(3,488)
Unrealized loss on interest rate swaps held for trading (Note 18)	—	(88)	(88)
December 31, 2023			—

A reconciliation of lease liabilities arising from financing activities is as follows:

		Non-cash
	Cash flows	items	Lease liabilities
January 1, 2021			444
Additions	—	57,671	57,671
Interest expense on leases (Note 13)	—	333	333
Payments for interest	(333)	—	(333)
Payments for lease liabilities	(2,217)	—	(2,217)
December 31, 2021			55,898
Additions	—	18,913	18,913
Interest expense on leases (Note 13)	—	1,668	1,668
Payments for interest	(1,668)	—	(1,668)
Payments for lease liabilities	(12,242)	—	(12,242)
December 31, 2022			62,569
Additions	—	54,442	54,442
Interest expense on leases (Note 13)	—	3,785	3,785
Payments for interest	(3,785)	—	(3,785)
Payments for lease liabilities	(23,103)	—	(23,103)
December 31, 2023			93,908

20. Share-based Compensation

The Partnership has granted to its executives RCUs and PCUs in accordance with the 2015 Plan.

The details of the granted awards are presented in the following table:

			Fair value at grant
Awards	Number	Grant date	date
RCUs	98,255	April 1, 2021	$2.75
PCUs	98,255	April 1, 2021	$2.75
RCUs	21,663	September 14,2021	$4.09
PCUs	21,663	September 14,2021	$4.09
RCUs	113,793	April 1, 2022	$5.80
RCUs	87,919	April 3, 2023	$8.36

Following the completion of the Transaction, the previously unvested RCUs and PCUs vested. The PCUs vested with performance goals deemed achieved based on actual achievement as of immediately prior to the Effective Time.

Fair value

The fair value per common unit of the RCUs and PCUs in accordance with the 2015 Plan was determined by using the grant date closing price and was not further adjusted since the holders were entitled to cash distributions.

Movement in RCUs and PCUs during the year

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2022	203,912	1.86	674
Granted during the year	113,793	—	660
Vested during the year	(70,620)	—	(317)
Outstanding as of December 31, 2022	247,085	1.49	1,017
Granted during the year	87,919	—	735
Vested during the year	(335,004)	—	(1,752)
Outstanding as of December 31, 2023	—	—	—
PCUs
Outstanding as of January 1, 2022	203,912	1.86	674
Vested during the year	(65,044)	—	(189)
Forfeited during the year	(5,576)	—	(128)
Outstanding as of December 31, 2022	133,292	0.84	357
Vested during the year	(50,557)	—	(146)
Forfeited during the year	(82,735)	—	(211)
Outstanding as of December 31, 2023	—	—	—

The total expense recognized in respect of equity-settled employee benefits for the year ended December 31, 2023 was $1,357 ($760 for the year ended December 31, 2022; $378 for the year ended December 31, 2021). The total accrued cash distribution as of December 31, 2023 is nil (December 31, 2022: $56).

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

The Partnership did not qualify for this exemption for the three years ended December 31, 2023. During the year ended December 31, 2023, the estimated U.S. source gross transportation tax was $1,420 (December 31, 2022: $1,529 and December 31, 2021: $1,357) included in Other payables and accruals and Voyage expenses and commissions.

22. Subsequent Events

Effective as of January 1, 2024, Mr. Julian Metherell and Mr. James Berner resigned from the Board. Ms. Despoina Kyritsi and Mr. Konstantinos Andreou were appointed to serve as members of the Partnership’s Board and Audit Committee, effective as of January 1, 2024.

On February 26, 2024, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.7253680 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on March 15, 2024 to all unitholders of record as of March 8, 2024.