Form 20-F
period 2024-12-31
GasLog Partners LP
filed 2025-03-14
CIK 1598655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission file number: 001-36433

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2024, there were 16,036,602 Partnership Common Units, 1,080,263 General Partner Units, 5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units outstanding.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Yes ☐ No ☒

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

Yes ☐ No ☒

i

ABOUT THIS REPORT

In this annual report, unless otherwise indicated:

●	“GasLog Partners”, the “Partnership”, “we”, “our”, “us” or similar terms refer to GasLog Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates;
●	“GasLog”, depending on the context, refers to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, other than GasLog Partners;
●	“GasLog Group”, refers to GasLog Ltd. and to any one or more of its direct and indirect subsidiaries, including GasLog Partners;
●	“our general partner” refers to GasLog Partners GP LLC, the general partner of GasLog Partners and a wholly owned subsidiary of GasLog;
●	“GasLog LNG Services” refers to GasLog LNG Services Ltd., a wholly owned subsidiary of GasLog;
●	“GasLog Carriers” refers to GasLog Carriers Ltd., a wholly owned subsidiary of GasLog;
●	“GasLog Partners Holdings” refers to GasLog Partners Holdings LLC, a wholly owned subsidiary of GasLog Partners;
●	“Merger Agreement with GEPIF” refers to the agreement and plan of merger dated as of February 21, 2021, and as subsequently amended on April 20, 2021, with BlackRock’s Global Energy and Power Infrastructure Team (collectively, “GEPIF”), pursuant to which GEPIF acquired all of the outstanding common shares of GasLog Ltd. that were not held by certain existing shareholders for a purchase price of $5.80 in cash per share (the “GEPIF Transaction”). Following the consummation of the GEPIF Transaction in June 2021, certain existing shareholders including Blenheim Holdings Ltd. (“Blenheim Holdings”), which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation (collectively, the “Rolling Shareholders”) continue to hold approximately 55% of the outstanding common shares of GasLog Ltd. Following the GEPIF Transaction, GEPIF held approximately 45% of the outstanding common shares of GasLog Ltd.;
●	“Merger Agreement with GasLog” refers to the agreement and plan of merger dated as of April 6, 2023, with GasLog, our general partner and Saturn Merger Sub LLC, a wholly owned subsidiary of GasLog (“Merger Sub”), pursuant to which Merger Sub merged with and into the Partnership, with the Partnership surviving as a direct subsidiary of GasLog, and GasLog acquired the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash (the “GasLog Partners Transaction”), consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash (the “Special Distribution”) that was distributed to the Partnership’s unitholders in connection with the closing of the GasLog Partners Transaction and the remainder was paid by GasLog as merger consideration at the closing of the GasLog Partners Transaction on July 13, 2023;
●	“GIC Transaction” refers to the transaction where GIC, a global institutional investor, and a fund managed by GEPIF have entered into an agreement whereby GIC acquired GEPIF’s approximately 45% ownership interest in GasLog. Following the consummation of the GIC Transaction in January 2025, the Rolling Shareholders continue to hold approximately 55% of the outstanding common shares of GasLog Ltd. and GIC holds approximately 45%;
●	“Shell” refers to Shell plc or any one or more of its subsidiaries;
●	“MSL” refers to Methane Services Limited, a subsidiary of Shell;
●	“Hanwha” refers to Hanwha Ocean Co., Ltd., formerly Daewoo Shipbuilding and Marine Engineering Co., Ltd.;
●	“CDBL” refers to CL Gas Three Limited, a wholly owned subsidiary of China Development Bank Financial Leasing Co., Ltd.;

●	“SEA charterer” refers to a Southeast Asian charterer;
●	“Kansai” refers to KE Fuel International Co., Ltd.;
●	“Class B Units” refers collectively to the Class B units issued on June 30, 2019 which are no longer outstanding as of December 31, 2023;
●	“Series A Preference Units” refers to our 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;
●	“Series B Preference Units” refers to our 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;
●	“Series C Preference Units” refers to our 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units;
●	“Preference Units” refers to our Series A Preference Units, our Series B Preference Units and our Series C Preference Units;
●	“LNG” refers to liquefied natural gas;
●	“FSRUs” refers to Floating Storage and Regasification Units;
●	“FSUs” refers to Floating Storage Units;
●	“NYSE” refers to the New York Stock Exchange;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“IPO” refers to the initial public offering of GasLog Partners on May 12, 2014;
●	“IFRS” refers to International Financial Reporting Standards;
●	“dollars” and “$” refer to, and amounts are presented in, U.S. dollars;
●	“TFDE” refers to tri-fuel diesel electric engine propulsion;
●	“Steam” refers to steam turbine propulsion; and
●	“cbm” refers to cubic meters.

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

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

●	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
●	fluctuations in charter hire rates, vessel utilization and vessel values;
●	our ability to secure new multi-year charters at economically attractive rates;
●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
●	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
●	number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	the duration and effects of future pandemics on our workforce, business, operations and financial condition;
●	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
●	fluctuations in exchange rates, especially the U.S. dollar and Euro;
●	our ability to expand our portfolio by acquiring vessels;
●	our ability to leverage GasLog’s relationships and reputation in the shipping industry and the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers to obtain new charter contracts;
●	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
●	changes in the ownership of our charterers;

●	our customers’ performance of their obligations under our time charters and other contracts;
●	our future operating performance, financial condition, liquidity and cash available for distributions;
●	our ability to make cash distributions on our Preference Units or the impact of changes to cash distributions on our financial position;
●	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities and funding by banks of their financial commitments;
●	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;
●	risks inherent in ship operation, including the discharge of pollutants;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
●	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including requirements with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
●	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
●	potential liability from future litigation; and
●	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

Summary of Risk Factors

An investment in our Preference Units is subject to a number of risks, including risks related to our business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to the LNG Carrier Business

●	Our results of operations and financial condition depend significantly on charter rates for LNG carriers which may be highly volatile and depend on factors outside of our control. Operating vessels in the spot market, or being unable to recharter the vessels on long-term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition, the value of our assets, and could reduce or eliminate our ability to pay distributions on our Preference Units.
●	If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements and may adversely impact our ability to pay distributions on our Preference Units.
●	An oversupply of LNG carriers as a result of excessive new ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows, especially in relation to our Steam vessels that are less efficient compared to newer vessels.
●	The LNG shipping industry is subject to substantial environmental and other regulations which may become increasingly stringent as a result of the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators. We may incur substantial costs in complying with new or changing environmental regulations which may affect our results of operations, financial condition and ability to pay distributions on our Preference Units.
●	Ship values may fluctuate substantially, which has resulted in non-cash impairment charges in previous years, including in 2024. A further decline in ship values could cause us to incur an additional loss.

●	The continuation of COVID-19 or the occurrence of another epidemic and related governmental responses thereto may have further negative effects on the global economy, energy demand and on our results of operations and financial condition.

Risks Related to Us

●	Our future success depends on our own and GasLog’s ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts, for which we face considerable competition from other established companies with significant resources, as well as recent and potential future new entrants. We are reliant on the commercial skills of GasLog to develop, establish and maintain customer relationships on our behalf.
●	We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	We rely on our information systems to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and results of operations.
●	We are subject to certain risks with respect to our relationship with GasLog, and failure of GasLog to comply with certain of its financial covenants under its debt instruments could, among other things, result in a default under the loan facility which is guaranteed by the Partnership and certain of its subsidiaries and secured by our vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	Our officers are employed by GasLog and face conflicts in the allocation of their time to our business.

Risks Related to our Preference Units

●	Unitholders may have liability to repay distributions.
●	Our Preference Units are subordinated to our indebtedness and other liabilities, and investors’ interests could be diluted by the issuance of additional preference units and by other transactions.
●	Holders of our Preference Units have extremely limited voting rights.
●	The Preference Units represent perpetual equity interests, and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.
●	The Preference Units have not been rated, and ratings of any other of our securities may affect the trading price of the Preference Units.
●	Market interest rates may adversely affect the value of our Preference Units.
●	The Preference Units are redeemable at our option.
●	Fluctuations in interest rates may adversely affect the value of and return on our Preference Units.

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

As of March 7, 2025, our owned and bareboat fleet consists of 14 LNG carriers. Six of our owned vessels currently operate under long-term time charters (defined as those with initial duration of more than three years) and eight of our owned and bareboat vessels are currently trading in the short-term spot market (defined as contracts with initial duration of less than three years). Six of the eight vessels operating in the short-term spot market, consisting of three Steam vessels and three TFDE vessels, are due to come off charter between March 2025 and July 2025. The bareboat contract of one of the Steam vessels operating in the short-term spot market expires in June 2025, and the vessel will exit our fleet.

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

As of December 31, 2024, we had a total of 1,360 open vessel days during 2025. A failure to obtain charters at acceptable rates on our vessels could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to holders of our Preference Units.

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

The supply of LNG carriers has been increasing as a result of the ordering and delivery of new ships. Ordering levels in 2024 did not vary significantly from 2023 levels, with shipyard prices for newbuild vessels facing a minor decline. High prices are a result of a renewed focus on energy security, diversification and investment in LNG infrastructure after the geopolitical events surrounding the Russia-Ukraine conflict and the decline of Russian pipeline flows to Europe.

According to Poten & Partners Group, Inc. (“Poten”), as of January 31, 2024, the global trading fleet of conventional LNG carriers (>100,000 cbm) consisted of 668 vessels, with another 330 LNG carriers on order (with delivery up to 2031), of which 19 do not have multi-year charters. The majority of these vessels are tied to new projects, including about 37% of confirmed vessel orders tied to Qatar’s North Field Expansion project, and therefore likely to not negatively impact the supply-demand for vessels, unless the Qatar project is delayed.

Any expansion of the global LNG carrier fleet in excess of the demand for LNG shipping will likely have a negative impact on charter hire rates, vessel utilization and vessel values. However, it has become difficult to secure additional berths, due to high prices, scarcity of available slots and available deliveries of new vessels from 2027 onwards. If charter hire rates are lower when we are seeking new employment, or if we are unable to secure employment for our vessels trading in the spot and short-term markets, as a result of increased competition from modern vessels, our revenues and cash flows, including cash available for distribution to holders of our Preference Units, may decline.

The LNG shipping industry is subject to substantial environmental and other regulations which may become increasingly stringent as the result of the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the increasing demand for environmental, social and governance disclosures by investors, lenders and regulators. We may incur substantial costs in complying with new or changing environmental regulations which may affect our results of operations, financial condition and ability to pay distributions on our Preference Units.

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. Such requirements may amend existing or introduce new regulations which affect the operational profile of our vessels and could impact our existing charters. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third party claims as a result of violations of, or liabilities relating to, such laws and regulations. The higher emissions of our Steam vessels relative to more modern vessels could make it more difficult to secure employment for these vessels and reduce the rates at which we can charter these vessels to our customers.

In addition, these requirements can affect the resale value or useful lives of our ships, require a reduction in cargo capacity, operating speed, necessitate ship modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. Further, they could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our ships. Delays in obtaining or renewing such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our operations.

Additional laws, regulations, taxes or levies may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. New or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States and the International Maritime Organisation (“IMO”) have implemented regulations and requirements governing ballast water management systems on oceangoing ships. The IMO has also established progressive standards limiting greenhouse gas emissions from ships which began in 2023 and extend towards 2030 and 2050 emissions reduction goals. The EU has incorporated shipping within the greenhouse gas Emissions Trading System (“EU ETS”) which also includes other sectors. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low sulfur fuel or pollution controls) in order for us to maintain our ships’ compliance with international and/or national regulations. We may also become subject to additional laws and regulations if we enter new markets or trades.

The EU’s Taxonomy Regulation establishes an EU framework for the classification of sustainable economic activities with the aim of providing transparency to investors and business as the EU moves towards its 2050 climate neutrality goal. In February 2022, new rules were announced by the EU naming natural gas and nuclear power generation as “transitional technologies” (provided they meet certain criteria, such as replacing coal plants, and subject to certain limits and phase put periods) and setting out new disclosure rules for companies regarding annual reporting about compliance with green criteria. The rules came into effect on January 1, 2023.

We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory and/or contractual requirements, including enhanced risk assessment and security requirements, as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain, and possibly recover from, insurance policies or to obtain the required certificates for entry into the different ports where we operate.

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

Some of these laws and conventions, including OPA and the London Convention, include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a ship owner’s or operator’s intentional or reckless conduct. These limitations are also subject to periodic updates and may otherwise be amended in the future.

Compliance with OPA and other environmental laws and regulations may also require ship owners and operators to incur increased costs for additional maintenance and inspection requirements, develop contingency arrangements for potential spills, obtain mandated insurance coverage and meet financial responsibility requirements.

Increased concern over climate change could negatively affect perception of the oil and gas industry which could impact our ability to attract investors, access financing in the bank and capital markets and attract and retain talent.

Ship values may fluctuate substantially, which has resulted in non-cash impairment in previous years, including in 2024. A further decline in ship values could cause us to incur an additional loss.

Values for ships can fluctuate substantially over time due to a number of different factors, including:

●	prevailing economic conditions in the natural gas and energy markets;
●	a substantial or extended decline in demand for LNG;
●	the level of worldwide LNG production and exports;
●	changes in the supply and demand balance of the global LNG carrier fleet and the size and contract profile of the LNG carrier orderbook;
●	changes in prevailing charter hire rates, charter-free market values and other impairment indicators;
●	declines in levels of utilization of the global LNG carrier fleet and of our vessels;
●	the physical condition of the ship;
●	the size, age and technical specifications of the ship; and
●	the cost of retrofitting or modifying existing ships, as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

If the market values of our ships decline, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. For a discussion of impairment charges for the year ended December 31, 2024, see “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates—Impairment of Vessels and Right-of-use Assets”. If a charter contract expires or is terminated by the customer, we may be unable to redeploy the affected ships at attractive rates and, rather than continue to incur costs to maintain them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship values have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

Climate change and greenhouse gas emissions restrictions may adversely impact our results of operations, financial condition and ability to pay distributions on our Preference Units.

Due to concern over the risks of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases (“GHGs”) from international shipping are not currently subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions beyond those already adopted under the International Convention for the Prevention of Marine Pollution from Ships (“MARPOL Convention”). In May 2023, regulations for the EU-wide trading scheme for industrial GHG emissions, the EU ETS, were amended in order to include emissions from maritime transport activities and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and will also apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy and surrender allowances that correspond to the emissions covered by the system. The Fuel EU Maritime Regulation, which entered into force on January 1, 2025, sets well-to-wake GHG emission intensity requirements, among other provisions. Shipping companies will need to pay penalties for non-compliant vessels. Compliance with these and any future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire emissions allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Such compliance could also affect our revenues and change significantly the market in which we compete, which may adversely affect any strategic growth opportunities.

There is increasing focus on the environmental (including greenhouse gas emissions) footprint of the energy and transportation sectors from governments, regulators, shareholders, customers, environmental non-governmental organizations and other stakeholders. This has resulted in some of our charterers setting specific greenhouse gas emissions reduction targets covering all of their activities and products and those of their suppliers. Our vessels on charter to those charterers and other energy companies form part of their supply chain and may be captured within such targets. In addition, many large financial institutions are under pressure to both reduce their own environmental footprints and to monitor the footprints of the companies and projects to which they lend. While LNG is among the cleanest marine transportation fuels, the focus and pressure on the environmental footprint of the marine transportation sector is likely to remain high and may increase. For example, in June 2021, the IMO adopted amendments to MARPOL Annex VI that entered into force on November 1, 2022 and require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures. Additionally, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that provides new mid-term emissions reduction goals and guidance. Implementation of framework may require additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector and increased use of zero or near-zero GHG emission technologies, among other obligations. Any specific requirements imposed on GasLog by regulators, governments, customers or other stakeholders may impact the useful life of our vessels, increase our operating costs or require us to undertake significant investments in our vessels which may reduce our revenues, profits and cash flows and may impact our ability to pay distributions to holders of our Preference Units.

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

The continuation of COVID-19 or the occurrence of another epidemic and related governmental responses thereto may have negative effects on the global economy, energy demand and on our results of operations and financial condition.

The COVID-19 pandemic introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. The continuation of COVID-19, emergence of new variants or the occurrence of another epidemic, may negatively affect our business and operations, the health of our crews and the availability of our fleet, as well as our financial position and prospects. For example, the onset of the COVID-19 pandemic resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. Any future reduction in LNG demand and further closure of, or restricted access to, ports and terminals in regions affected by a virus may lead to reduced chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. If this were to occur, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations. With eight of our vessels currently trading in the short-term spot market, any additional exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows.

The occurrence or reoccurrence of any of the foregoing events or other epidemics or other epidemic or a recession or market correction resulting from a future epidemic could have a material adverse effect on the global economy, energy demand and our business.

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

Furthermore, the operation of ocean-going ships carries inherent risks. These risks include the possibility of:

●	marine disaster;
●	piracy;
●	cyber attacks or other failures of operational and information technology systems;
●	environmental accidents;
●	adverse weather conditions;
●	grounding, fire, explosions and collisions;
●	cargo and property loss or damage;
●	business interruptions caused by mechanical failure, human error, war, terrorism, disease and related government responses thereto, or political action in various countries;
●	declining operational performance due to physical degradation as a result of extensive idle time or other factors; and
●	work stoppages or other labor problems with crew members serving on our ships.

An accident involving any of our owned ships could result in any of the following:

●	death or injury to persons, damage to our ships, loss of property or environmental damage;
●	delays in the delivery of cargo;

●	loss of revenues from termination of charter contracts;
●	governmental fines, penalties or restrictions on conducting business;
●	litigation with our employees, customers or third parties;
●	higher insurance rates; and
●	damage to our reputation and customer relationships generally.

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

Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to holders of our Preference Units, could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2025 (three vessels), 2026 (five vessels), 2028 (one vessel) and 2029 (one vessel). The four bareboat vessels will not be in our bareboat fleet at the time of their next dry-dockings.

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

Our future performance, including our ability to strengthen our balance sheet and to profitably employ and expand our fleet, will depend on continued growth in LNG supply and demand, and the demand for shipping. A complete LNG project includes natural gas production, liquefaction, storage, regasification and distribution facilities, in addition to marine transportation of LNG. Growth in LNG demand and increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth of the LNG industry has fluctuated due to several factors, including the rate of global economic growth, fluctuations in global commodity prices, including natural gas, oil and coal as well as other sources of energy, and energy and environmental policy in markets which produce and/or consume LNG. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

●	prices for crude oil, petroleum products and natural gas. A return to low natural gas prices globally may limit the willingness and ability of developers of new LNG infrastructure projects to approve the development of such new projects;
●	the cost of natural gas derived from LNG relative to the cost of natural gas generally and to the cost of alternative fuels, including renewables and coal, and the impact of increases in the cost of natural gas derived from LNG on consumption of LNG;
●	increases in the production levels of lower cost domestic natural gas in natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;
●	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing pipelines, or the development of new pipeline systems in markets we may serve;
●	infrastructure constraints such as delays in the construction of liquefaction or regasification facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment;
●	concerns regarding the spread of disease such as COVID-19, safety and terrorism;
●	changes in weather patterns leading to warmer winters in the northern hemisphere and lower gas demand in the traditional peak heating season;
●	the availability and allocation of capital by developers to new LNG projects, especially the major oil and gas companies and other leading participants in the LNG industry;
●	increases in interest rates, capital market volatility, changes in bank regulations or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;
●	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth;
●	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive;
●	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;
●	any significant explosion, spill or other incident involving an LNG facility or carrier; or
●	regional, national or international energy policies that constrain the production or consumption of hydrocarbons including natural gas.

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

Compliance with IMO measures related to the reduction of GHG emissions from international shipping could adversely impact our fleet and operations. Technical and operational measures implemented by regulations include the Energy Efficiency Existing Ships Index (“EEXI”) and Carbon Intensity Indicator (“CII”).

The IMO, the United Nations’ agency for regulating shipping, introduced and adopted two measures, the EEXI and CII which entered into force on January 1, 2023, and which have impacted and are expected to continue to impact our fleet in the short and long-term future. Pursuant to the EEXI regulation, Steam vessels require an Engine Power Limitation, which has an impact on the vessels’ maximum attainable speed. The CII regulation affects all vessels, as it directly measures operational efficiency. However, its impact is expected to be more pronounced on Steam vessels, which may face greater challenges in maintaining compliance after 2026 due to their less efficient design and the progressively stricter CII targets set each year. All our vessels have achieved compliant CII ratings. Although the regulatory framework is in place, it includes a review clause requiring the MEPC to review the effectiveness of the regulations by January 1, 2026 and develop and adopt further amendments as required. Currently, there are no direct penalties for non-compliant vessels, and IMO has postponed the review of CII beyond 2026. At the same time, discussions within the industry continue, and some entities are advocating for a complete overhaul of the measure. Given these uncertainties, the mid-term implications for our fleet remain unclear, making it difficult to fully assess the scale and timing of any associated risks to our business, financial position and operations.

Changes in global and regional economic conditions and capital markets volatility could adversely impact our business, financial condition, results of operations and cash flows.

Weak global or regional economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Our ability to expand our fleet will be dependent on our ability to obtain financing to fund the acquisition of additional ships. In addition, uncertainty about current and future global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our ships and services and could also result in defaults under our current charters. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities such as high inflation and continued high interest rates. A further tightening of the credit markets may negatively impact our operations by affecting the solvency of our suppliers or customers, which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues. Similarly, such market conditions could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reduction in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operations and ability to make cash distributions to holders of our Preference Units.

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

Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Hormuz. Houthi-led attacks in the Suez Canal region forced LNG shipments to reroute via the Cape of Good Hope, halting canal traffic for much of the year. Although limited transits resumed to serve Egypt’s LNG import terminal, most Qatari and other shipments to Europe continued to bypass the canal. Similarly, Panama Canal transits were constrained due to drought-related restrictions, which were gradually eased. Natural disasters further impacted supply, with a hurricane in the Gulf of Mexico temporarily halting U.S. export operations and unplanned outages affecting production in the U.S., Australia, Brunei, Indonesia, and Malaysia. These outages collectively resulted in a 5.5 million tonnes (“mt”) LNG supply loss, surpassing the prior year’s disruptions.

Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units. General trade tensions between the U.S. and China escalated in 2018, with three rounds of U.S. tariffs on Chinese goods taking effect in 2018 and a further round taking effect in September 2019, each followed by a round of retaliatory Chinese tariffs on U.S. goods. Despite a phase one trade deal being signed in January 2020, tensions continue to exist. The second Trump administration imposed new tariffs on China in February 2025, causing China to retaliate with levies on certain U.S. goods. Additionally, the second Trump administration has imposed and may continue to impose tariffs on imports from Canada and Mexico and has announced plans to impose tariffs on imports from the European Union (the “EU”). It is not known whether and to what extent such new tariffs (or other new laws or regulations) will be adopted by the second Trump administration or the effect that any such actions would have on us or on our industry. The hostilities between Russia and Ukraine and attendant sanctions promulgated by the United States, the EU and other countries may also adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas and the imposition of a price cap on Russian-origin oil announced by the U.S., the EU and several other countries in December 2022. In addition, political tensions between China and Taiwan may adversely affect our business and may also have the effect of heightening many of the other risks described in our risk factors, such as those relating to data security, supply chain and market conditions, any of which could negatively affect our business, results of operations, and financial condition. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against Russia, the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

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

The continuing hostilities in the Middle East may lead to additional acts of terrorism, further regional conflicts, other armed actions around the world and civil disturbance in the United States or elsewhere, which may contribute to further instability in the global financial markets. Recent events in the conflict between Israel and Hamas and related conflicts in the Middle East have created additional concerns for the stability of the supply of oil as such conflicts may broaden or escalate.

In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and West Africa. The Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. This has caused additional volatility in the energy markets and concerns of supply disruption. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and West Africa. Any terrorist attacks targeted at ships may in the future have a material negative effect on our business, financial condition, results of operations and cash flows and could directly impact our ships or our customers.

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

The European Union Code of Conduct Group periodically assesses the tax policies of a range of countries including Bermuda, where our vessel owning entities are incorporated. Currently, Bermuda has committed to comply with the European Union Code of Conduct Group’s requirements on economic substance and previously passed legislation in the form of the Bermuda Economic Substance Act of 2018 and the Marshall Islands Economic Substance Regulations, 2018, as amended. In 2023, the European Union Code of Conduct Group decided to include Marshall Islands on the list of non-cooperative jurisdictions for tax purposes from February 2023 to October 2023. If the European Union Code of Conduct Group decides to include Bermuda or Marshall Islands on the non-cooperative jurisdiction list in the future, we may be subject to additional reporting requirements or other requirements that may have an adverse effect on our business.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations which could adversely affect our results of operations and cash flows.

The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage, failure of or disruption to information and operational technology systems and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities, cyber attacks and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including collision, explosion, spills and other environmental incidents, and other liabilities arising from owning, operating or managing ships in international trade. Although we carry protection and indemnity, hull and machinery and loss of hire insurance covering our ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. In addition, we may be unable to insure against certain cyber events that may disrupt our information and operational technology systems. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

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

For the year ended December 31, 2024, 44% of our revenues derived from wholly owned subsidiaries of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long-term force majeure events or otherwise. If a customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar or more favorable terms, we will suffer a loss of revenues.

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

Customers, and in particular those in the LNG industry, have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. There is also increasing focus on the environmental (including greenhouse gas emissions) footprint of marine transportation. Our compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, increasingly burdensome requirements from LNG industry constituents could further complicate our ability to meet applicable standards. We are largely dependent on GasLog for our compliance with the requirements of our customers. Any non-compliance by us, either as an isolated event or over a period of time, on one or more LNG carriers, or an increase in stringency of requirements imposed by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows, financial position and our ability to make cash distributions to holders of our Preference Units.

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

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives and regulations, as well as their interpretation and enforcement, continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the EU’s General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Non-compliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers.

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

We will enter into, among other things, time charters and other contracts with our customers, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk. For example, for the year ended December 31, 2024, 44% of our revenues derived from subsidiaries of Shell. While we believe all our customers to be strong counterparties, their creditworthiness as assessed by independent parties such as credit rating agencies is less strong than that of Shell. In the future, we may enter into new charters with these and other counterparties who are less creditworthy.

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

The GIC Transaction and the GasLog Partners Transaction could create uncertainty over the future management and direction of the Partnership and could adversely impact the Partnership and our unitholders.

There could be disagreement among major shareholders of GasLog, including the Rolling Shareholders and GIC, with respect to the short- and long-term management, direction and strategy of the Partnership. GasLog has the right to appoint all of our directors and officers, therefore any such disagreements with respect to the Partnership’s strategic direction may have an adverse effect on our business, operations, financial results and unit price.

Furthermore, since the closing of the GEPIF Transaction, the GasLog Partners Transaction and the full redemption of GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares preferred stock in May 2024, GasLog has no public reporting obligations, which could adversely impact the ability of the holders of our Preference Units to assess the management and direction of the Partnership, which may have a negative effect on the price of our Preference Units.

Fees and cost reimbursements, which GasLog or its applicable affiliate will determine for services provided to us and our subsidiaries, will be substantial, may be higher for future periods than reflected in our results of operations for the year ended December 31, 2024, will be payable regardless of our profitability and will reduce our cash available for distribution to holders of our Preference Units.

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

For a description of the ship management agreements, commercial management agreements and the administrative services agreement, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”. The aggregate fees and expenses payable for services under the ship management agreements, commercial management agreements and administrative services agreement for the year ended December 31, 2024 were $6.3 million, $4.5 million and $9.0 million, respectively. Additionally, these fees and expenses will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of GasLog or its applicable affiliate, including GasLog LNG Services, could adversely affect our ability to pay cash distributions to holders of our Preference Units.

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

We are a “foreign private issuer” under the securities laws of the United States and the NYSE rules and we only have preferred units listed on the NYSE, and as such we are entitled to exemption from most of the NYSE corporate governance standards, and you may not have the same protections afforded to holders of common units of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, “foreign private issuers” and issuers who list only preferred units are exempt from most corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consists of independent directors and (ii) the requirement that a compensation committee and a nominating/corporate governance committee be established.

Accordingly, you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.

We are a limited partnership formed in the Republic of the Marshall Islands, which does not have a well-developed body of case law or bankruptcy law and, as a result, unitholders have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. As such, in the case of a bankruptcy of the Partnership, there may be a delay of bankruptcy proceedings and the ability of unitholders and creditors to receive recovery after a bankruptcy proceeding. Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

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

Our Preference Units are subordinated to all of our existing and any future debt obligations. As of December 31, 2024, we had no credit facilities outstanding. As of December 31, 2024, we had an aggregate of $107.6 million of lease liabilities mainly related to the sale and leaseback of the GasLog Shanghai, the Methane Heather Sally, the GasLog Sydney and the GasLog Santiago. We and certain of our subsidiaries are guarantors of GasLog’s debt obligations under the Facility. If GasLog defaults in its payment obligations, we may be obligated to make the required payments. Any future indebtedness of the Partnership may include restrictions on, our ability to pay distributions to holders of our Preference Units. Our partnership agreement authorizes the issue of an unlimited number of preference units in one or more class of units. The issuance of additional preference units on a parity with or senior to our Preference Units would dilute the interests of the holders of our Preference Units, and any issuance of preference units senior to or on a parity with our Preference Units or of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Preference Units. No provisions relating to our Preference Units protect the holders of our Preference Units in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Units.

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

The distribution rate for the Series B Preference Units has been determined based on the Term Secured Overnight Financing Rate (“SOFR”) for a three-month tenor published by the Chicago Mercantile Exchange (“CME”), from and including March 15, 2023. The distribution rate for the Series C Preference Units has been determined based on three-month SOFR published by the CME, from and including March 15, 2024. The distribution rate for the Series A Preference Units will be determined by the Partnership, from and including June 15, 2027, based on the terms of our partnership agreement and applicable Marshall Islands law regarding amending London Interbank Offered Rate tenors for U.S Dollars (“LIBOR”) based instruments. Under the current LIBOR fallback provisions for the Series A Preference Units, if there is no published LIBOR rate, the floating rate is expected to be the rate set during the prior interest rate period, which would be the current fixed rate of 8.625%.

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

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit, or the “Fifth Circuit”, held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code, or the “Code” relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or “IRS”, stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities, and the opinion of our counsel is not binding on the IRS or any court. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any tax year, we cannot assure you that the nature of our operations will not change in the future, or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any tax year (and regardless of whether we remain a PFIC for any subsequent tax year), our U.S. unitholders would face adverse U.S. federal income tax consequences. See “Item 10. Additional Information—E. Tax Considerations—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

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

We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2024 tax year. Even if we do not qualify for such an exemption, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for distribution to holders of our Preference Units. For 2024, the estimated U.S. source gross transportation tax was $0.5 million. For a more detailed discussion, see the section entitled “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—United States”.

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

ITEM 4.    INFORMATION ON THE PARTNERSHIP

A.	History and Development of the Partnership

GasLog Partners was formed on January 23, 2014 as a Marshall Islands limited partnership. GasLog Partners and its subsidiaries are primarily engaged in the ownership, operation and acquisition of LNG carriers engaged in LNG transportation. The Partnership conducts its operations through its vessel-owning subsidiaries and, as of March 7, 2025, we have a fleet of 14 LNG carriers, including four vessels sold and leased back under bareboat charters, comprised of ten vessels with modern TFDE propulsion technology and four Steam vessels.

On May 12, 2014, we completed our IPO and our common units began trading on the NYSE on May 7, 2014 under the ticker symbol “GLOP”. A portion of the proceeds of our IPO was paid as partial consideration for GasLog’s contribution to us of the interests in its subsidiaries which owned the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney. Since the IPO we have completed additional equity offerings, the proceeds of which have been used (i) to partially fund the acquisition of 12 GasLog vessel owning subsidiaries, (ii) to pay down debt or (iii) for general corporate purposes.

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

The GasLog Partners Transaction was approved at the special meeting of the common unitholders of the Partnership held on July 7, 2023, based on the affirmative vote (in person and in proxy) of the holders of at least a majority of the common units of the Partnership entitled to vote thereon, voting as a single class, subject to a cutback for certain unitholders beneficially owning more than 4.9% of the outstanding common units (as provided for in the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership and described in the proxy statement of the Partnership dated June 5, 2023 as filed with the SEC). The payment date for the Special Distribution was July 12, 2023. The GasLog Partners Transaction closed on July 13, 2023 at 6:30 a.m. Eastern Time (the “Effective Time”) upon the filing of the certificate of merger with the Marshall Islands Registrar of Corporations. At the Effective Time, each common unit that was issued and outstanding immediately prior to the Effective Time (other than common units that, as of immediately prior to the Effective Time, were held by GasLog) was converted into the right to receive $5.37 in cash, without interest and reduced by any applicable tax withholding, for each common unit. Accordingly, holders of common units not already beneficially owned by GasLog who held their common units both on the Special Distribution record date of July 10, 2023 (subject to the applicability of due-bill trading) and at the Effective Time received overall consideration of $8.65 per common unit. Trading in the Partnership’s common units on the NYSE was suspended on July 13, 2023, and delisting of the common units took place on July 24, 2023. The Partnership’s Series A Preference Units, Series B Preference Units and Series C Preference Units remain outstanding and continue to trade on the NYSE.

As of March 7, 2025, GasLog holds 100% of the common units of the Partnership.

We maintain our principal executive offices at 69 Akti Miaouli, 18537 Piraeus, Greece. Our telephone number at that address is +30 210 459 1000.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at http://www.gaslogmlp.com. The information contained on or connected to our website is not a part of this annual report.

B.	Business Overview

Overview

Since our IPO in May 2014, we have been an owner, operator and acquirer of LNG carriers. The Partnership’s owned and bareboat fleet consists of 14 LNG carriers, ten vessels with modern TFDE propulsion technology and four Steam vessels.

All of our vessels were contributed to us by, or acquired by us from, GasLog. Our current charters have initial terms that expire between March 2025 and April 2030. Six of our vessels currently operate under long-term time charters (defined as charters with initial duration of more than three years) and eight vessels trade in the short-term spot market (defined as vessels under contracts with initial duration of less than three years). On redelivery, if the charterers do not exercise any extension option, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters.

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

GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers which provides support to international energy companies as part of their LNG logistics chain. GasLog was founded by its chairman, Peter G. Livanos, whose family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the NYSE on March 30, 2012 under the ticker symbol “GLOG”. As of March 7, 2025, GasLog’s and GasLog Partners’ owned and bareboat fleet includes 36 LNG carriers, including 34 ships on the water and two LNG carriers on order from Hanwha.

On February 22, 2021, GasLog announced that it had entered into a Merger Agreement with GEPIF. Under the Merger Agreement with GEPIF, GEPIF agreed to acquire all of the outstanding common shares of GasLog that were not held by the Rolling Shareholders of GasLog in exchange for $5.80 in cash per common share. On June 9, 2021, GasLog announced the completion of the GEPIF Transaction following the special general meeting of GasLog’s shareholders held virtually on June 4, 2021, where the GEPIF Transaction and the related agreements (i) the previously announced Merger Agreement with GEPIF, (ii) the merger and (iii) the statutory merger agreement contemplated by the Merger Agreement with GEPIF, received the requisite approval of GasLog’s shareholders required by the Merger Agreement with GEPIF. Trading in GasLog’s common shares on the NYSE, was suspended with immediate effect and the delisting of the common shares from the NYSE became effective on June 21, 2021. GasLog’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares remained outstanding and continued to trade on NYSE until their full redemption in May 2024. Following the consummation of the GEPIF Transaction on June 9, 2021, certain existing shareholders, including Blenheim Holdings, which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation, held approximately 55% of the outstanding common shares of GasLog Ltd. and GEPIF held approximately 44.8%.

On October 21, 2024, GasLog announced that GEPIF and GIC, a global institutional investor, entered into an agreement whereby GIC would acquire GEPIF’s approximately 45% ownership interest in GasLog. Following the consummation of the GIC Transaction in January 2025, the Rolling Shareholders continue to hold approximately 55% of the outstanding common shares of GasLog Ltd. and GIC holds approximately 45%.

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

On August 27, 2024, we completed the sale and leaseback of the GasLog Santiago, a 155,000 cbm TFDE LNG carrier built in 2013 with a wholly-owned subsidiary of CDBL for a period of three years with no repurchase option or obligation.

Our Fleet

Owned Fleet

The following table presents information about our fleet as of March 7, 2025:

		Cargo
	Year	Capacity	Charterer (for contracts of		Charter	Optional
Vessel Name	Built	(cbm)	more than six months)	Propulsion	Expiration(1)	Period
1 Methane Alison Victoria	2007	145,000	n/a(2)	Steam	—	—
2 GasLog Seattle	2013	155,000	n/a(2)	TFDE	—	—
3 Methane Jane Elizabeth	2006	145,000	n/a(2)	Steam	—	—
4 GasLog Greece	2016	174,000	Shell	TFDE	March 2026	—
5 Methane Rita Andrea	2006	145,000	Asian LNG buyer	Steam	March 2026	—
6 GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	—
7 GasLog Geneva	2016	174,000	Shell	TFDE	September 2028	2031(3)
8 GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2028	2031(3)
9 Methane Becki Anne	2010	170,000	Shell	TFDE	March 2029	—
10 Solaris	2014	155,000	Kansai	TFDE	April 2030	—
(1)	Indicates the expiration of the initial term.
(2)	There is no active contract with initial duration of more than six months.
(3)	The vessel is chartered to a wholly owned subsidiary of Shell. Shell has the right to extend the charters of the GasLog Geneva and the GasLog Gibraltar for a period of three years, provided that Shell gives us advance notice of the declarations.

Bareboat Vessels

		Cargo
	Year	Capacity	Charterer (for contracts of		Charter	Optional
Vessel Name	Built	(cbm)	more than six months)	Propulsion	Expiration(1)	Period
1 GasLog Shanghai	2013	155,000	n/a(2)	TFDE	—	—
2 GasLog Sydney	2013	155,000	Petroliam Nasional Berhad (PETRONAS)	TFDE	July 2025	—
3 Methane Heather Sally	2007	145,000	SEA Charterer	Steam	July 2025	—
4 GasLog Santiago	2013	155,000	Major Energy Exploration Company	TFDE	March 2026	2027(3)
(1)	Indicates the expiration of the initial term.
(2)	There is no active contract with initial duration of more than six months.
(3)	The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of the declaration.

The key characteristics of our current fleet include the following:

●	each ship is sized at between approximately 145,000 cbm and 174,000 cbm capacity, which places our ships in the medium-size class of LNG carriers; we believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world;
●	each ship is double-hulled, which is standard in the LNG industry;
●	each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;
●	each of our ships is equipped with a steam turbine or TFDE propulsion technology;
●	Bermuda is the flag state of each ship;
●	each of our TFDE ships has received an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and
●	our owned and bareboat fleet has an average age of 12.7 years, compared to a current average age of approximately 11.1 years for the global trading LNG carrier fleet including LNG carriers of all sizes as of December 31, 2024.

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

The initial terms of the time charters for the GasLog Greece and the GasLog Glasgow began upon delivery of the ships and will each terminate in 2026.

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

Short-term Spot Market (defined as vessels with charter parties with initial duration of less than three years)

The Methane Jane Elizabeth and the GasLog Seattle are operating in the spot market, providing flexibility to capitalize on short-term opportunities.

The Methane Heather Sally commenced a three-year charter with a SEA charterer in August 2022 which will terminate in July 2025. The vessel is owned by an unrelated party and leased back to a subsidiary of GasLog Partners.

The GasLog Shanghai is operating in the spot market, providing flexibility to capitalize on short-term opportunities. The vessel is owned by a wholly owned subsidiary of CDBL and leased back to a subsidiary of GasLog Partners.

The GasLog Sydney commenced a time charter with Petroliam Nasional Berhad (PETRONAS) in July 2024 which will terminate in July 2025. The vessel is owned by a subsidiary of CDBL and leased back to a subsidiary of GasLog Partners.

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

The hire rates provided for under the time charters of our ships include only one component that is a fixed daily amount that may increase during any optional period.

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

Seagoing and Shore-Based Employees

We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2024, GasLog employed (directly and through manning agents) approximately 1,821 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as an average of 145 shore-based staff during 2024. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. For GasLog, attracting and retaining engaged, resilient and well-qualified seagoing and shore-based personnel is a top priority, and it offers competitive compensation, training and development opportunities. Through applied ESG strategy, GasLog is constantly aiming to improve the diversity, equity and inclusion of its workforce and management team, granting access and engagement to a wide pool of talent. In addition, GasLog provides intensive onboard training for officers and crews intended to instill a culture focused on the highest operational and safety standards. As a result, GasLog has historically enjoyed high retention rates. In 2024, the retention rate was 97.6% for senior seagoing officers, 97.3% for other seagoing officers and 96.5% for shore staff.

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

The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our fleet:

Dry-docking
and
Ship Name(*)	Special Survey
Methane Jane Elizabeth	2025
Methane Alison Victoria	2025
Methane Becki Anne	2025
Methane Rita Andrea	2026
GasLog Greece	2026
GasLog Geneva	2026
GasLog Gibraltar	2026
GasLog Glasgow	2026
GasLog Seattle	2028
Solaris	2029

(*) The next dry-dockings of the bareboat vessels GasLog Shanghai, GasLog Santiago, GasLog Sydney, and Methane Heather Sally are not included in the above table since they will not be in our bareboat fleet at the time of their next dry-dockings.

Risk of Loss, Insurance and Risk Management

The operation of any ship has inherent risks. These risks include mechanical failure, personal injury, collision, property loss or damage, ship or cargo loss or damage and business interruption due to a number of reasons, including mechanical failure, cyber-attack, political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including collision, explosion, spills and other environmental incidents, and the liabilities arising from owning and operating ships in international trade.

We maintain hull and machinery insurance on all our ships against marine and war risks at a Total Loss limit amount determined by the most recent brokers’ valuation and our mortgage’s insurance covenants, as deemed to be prudent. In addition, we maintain protection and indemnity insurance on all our ships up to the maximum insurable limit available at any given time by the International Group of P&I Clubs. We also maintain cyber insurance coverage on all of our ships. The insurance coverage is described in more detail below. While we believe that our insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid.

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

Safety Performance

GasLog provides intensive onboard and ashore training for its officers and crews to instill a culture of the highest operational and safety standards. During 2024, GasLog Partners’ fleet experienced one lost time incident and three first aid cases.

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

We believe that our ships are operated in material compliance with applicable environmental laws and regulations and that our ships in operation have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. In fact, each of our ships have received an ENVIRO, an ENVIRO+ or a CLEAN notation from our classification societies, which denote compliance with their published guidelines concerning stringent criteria for environmental protection related to design characteristics, management and support systems, water discharges and air emissions. However, because environmental laws and regulations are subject to frequent change and may impose increasingly strict requirements, it is difficult to predict accurately the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our ships. Moreover, additional legislation or regulation applicable to the operation of our ships that may be implemented in the future, such as in response to a serious marine incident like the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could limit our ability to do business or negatively affect our profitability.

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention for the Safety of Life at Sea (“SOLAS”), the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”), the International Convention for the Prevention of Pollution From Ships (“MARPOL”), the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage and the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”).

SOLAS is an international maritime law which sets minimum safety standards in the construction, equipment and operation of merchant ships. The convention requires signatory flag states to ensure that ships flagged by them comply with these standards, at minimum. The current version of SOLAS is the 1974 version, known as SOLAS 1974, which came into force on May 25, 1980. As of January 2025, SOLAS 1974 had 171 contracting states, which flag about 99.9% of merchant ships around the world in terms of gross tonnage. SOLAS in its successive forms is generally regarded as the most important of all international maritime laws concerning the safety of merchant ships.

Ships that transport gas, including LNG carriers, are subject to regulations under amendments to SOLAS, including the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”). The ISM Code requires, among other things, that the party with operational control of a ship develop an extensive safety management system, including the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its ships safely and also describing procedures for responding to emergencies. We rely on GasLog LNG Services for the development and maintenance of a safety management system for our ships that meet these requirements. GasLog LNG Services is also subject to the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (“IGC Code”), which prescribes design and construction standards for ships involved in the transport of gas. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk which is issued per vessel. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability, may lead to decreased availability of insurance coverage for affected ships and may result in the denial of access to, or detention in, some ports.

STCW 1978 was adopted on July 7, 1978 and entered into force on April 28, 1984. The main purpose of the Convention is to promote safety of life and property at sea and the protection of the marine environment by establishing in common agreement international standards of training, certification and watchkeeping for seafarers. The Manila amendments to the STCW Convention and Code were adopted on June 25, 2010, marking a major revision of the STCW Convention and Code. The 2010 amendments entered into force on January 1, 2012 under the tacit acceptance procedure and were designed to bring the Convention and Code up to date with developments since they were initially adopted and to enable them to address issues that were anticipated to emerge in the foreseeable future.

The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form, and such standards are updated and revised periodically. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In October 2008, the Marine Environment Protection Committee, (“MEPC”) of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards, which became effective in July 2010. These requirements established a series of progressive standards to further limit the sulfur content in fuel oil, which were phased in between 2012 and 2020, as well as new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. As of January 1, 2020, ships must either use low sulfur fuel (and may, as a result, be required to undertake necessary fuel tank modification) to comply with a global sulfur cap of 0.5 percent m/m or be fitted with exhaust gas scrubbers. Additionally, more stringent emission standards may apply in coastal areas designated as Emission Control Areas(“ECAs”), and new ECAs may be approved by the IMO. For example, IMO “Tier III” emission standards for nitrous oxide apply in North American and U.S. Caribbean Sea ECAs to all marine diesel engines installed on a ship constructed after January 1, 2016, and such standards apply in the Baltic Sea and North Sea ECAs to all marine diesel engines installed on a ship constructed after January 1, 2021. The Mediterranean Sea became an ECA on May 1, 2024 and compliance obligations will begin on May 1, 2025. In October 2024, the MEPC adopted amendments to MARPOL Annex VI to designate the Canadian Arctic and Norwegian Sea as two new ECAs for nitrogen oxides, sulfur oxides and particulate matter. The amendments will enter into force on March 1, 2026. The European Union Directive 2005/33/EC, which became effective on January 1, 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. In 2020, the IMO adopted amendments to MARPOL Annex I to prohibit the use of Heavy Fuel Oil in Arctic waters, which became effective in November 2022 and prohibit such fuel use from July 2024. The amendment prohibits the use of oils having a density at 15°C higher than 900 kg/m3 or a kinematic viscosity at 50°C higher than 180 mm2/s. Parties to MARPOL with coastlines bordering Arctic waters may temporarily waive the requirements for ships flying their flags while operating in waters subject to that Party’s sovereignty or jurisdiction until July 1, 2029. Our vessels are required to adhere to this prohibition. Our fleet complies with the relevant legislation and has the relevant certificates, including certificates evidencing compliance with Annex VI of the MARPOL Convention.

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

In 2024, fifteen years after the IMO’s initial adoption of the Hong Kong Convention in 2009, a sufficient number of contracting states ratified the Convention, and it will enter into force on June 26, 2025. The Hong Kong Convention introduces regulations covering the design, construction, operation and preparation of ships in order to facilitate recycling and the operation of ship recycling facilities and establishes an enforcement mechanism for ship recycling, incorporating certification and reporting requirements. Pursuant to the Convention, ships must have an Inventory of Hazardous Materials specific to each ship on board, which must be prepared and verified in line with IMO guidelines. In addition to that initial verification, ships will be subject to additional surveys during the life of the ship, and a final survey prior to recycling.

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

The United States Environmental Protection Agency (“EPA”) has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships (“VGP”). To be covered by the VGP, owners of certain ships must submit a Notice of Intent (“NOI”) at least 30 days before the ship operates in United States waters. In March 2013, the EPA published a new VGP that included numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposed a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, (“VIDA”), enacted on December 4, 2018, required the EPA and Coast Guard to develop new performance standards and enforcement regulations. On October 9, 2024, the EPA issued Vessel Incidental Discharge National Standards of Performance, new final regulations pursuant to VIDA which set discharge standards that are as least as stringent as the VGP. These new standards are enforceable through U.S. Coast Guard regulations, which must be promulgated within two years. Until the Coast Guard’s regulations are final and enforceable, vessels will continue to be subject to the existing discharge requirements under the 2013 VGP. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations. Management is still assessing the costs associated with complying with the Vessel Incidental Discharge National Standards of Performance and their impact on our operations.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (“CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our ships may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In April 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL.

The CAA also requires states to adopt State Implementation Plans (“SIPs”), which are designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated as an ECA the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands and the Baltic Sea, North Sea and Caribbean Sea, under the Annex VI amendments. The Mediterranean Sea became an ECA on May 1, 2024 and compliance obligations will begin on May 1, 2025. In October 2024, the MEPC adopted amendments to MARPOL Annex VI to designate the Canadian Arctic and Norwegian Sea as two new ECAs for nitrogen oxides, sulfur oxides and particulate matter. The amendments will enter into force on March 1, 2026. Fuel used by vessels operating in an ECA cannot exceed 0.1% (mass by mass) sulfur, and vessels must comply with NOx after-treatment requirements. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO Tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

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

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (“BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met in 2016, and the convention became effective on September 8, 2017. All our newly delivered ships from 2016 onwards have compliant equipment installed and the required equipment was installed to all of our remaining ships during their dry-dockings.

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

Greenhouse Gas Regulations

In July 2011, the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships; the Energy Efficiency Design Index, which requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan, which is applicable to currently operating vessels. The requirements, which entered into force in January 2013, were fully implemented by GasLog as of December 2012 and have been implemented by the Partnership as well.

In June 2021, MEPC finalized and adopted amendments to the International Convention for the Prevention of Pollution from Ships (“MARPOL”) Annex VI that require ships to reduce their GHG emissions. These amendments combined technical and operational approaches to improve the energy efficiency of ships via introduction of the Energy Efficiency Existing Ships Index (“EEXI”) and Carbon Intensity Indicator (“CII”), and established a framework for later GHG reduction measures. These amendments entered into force on November 1, 2022, and the requirements for EEXI and CII certification came into effect on January 1, 2023. The EEXI, which indicates the energy efficiency of a ship compared to a baseline, must be implemented for existing ships as technical measures to reduce CO2 emissions. The CII is calculated annually and implemented as an operational carbon intensity measure to benchmark and improve efficiency. The current regulations and framework will be reviewed by MARPOL by January 1, 2026.

In connection with the IMO’s efforts to combat climate change, the IMO adopted an initial GHG emissions reduction strategy in April 2018. This strategy established levels of ambition for emissions reductions subject to ongoing reviews by the organization. The ambition levels considered potential improvements on vessel design and operational performance as well as the immediate need to introduce low/zero carbon fuels, and introduced a list of candidate short-term, mid-term and long-term measures to support the IMO’s ambition levels. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that provided new mid-term emissions reduction goals and guidance. The new strategy built upon the initial greenhouse gas strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. In 2024, the MEPC progressed a net-zero framework and draft mid-term GHG emissions reduction measures; final regulations may include both technical and economic components, and are scheduled for adoption in late 2025 and implementation by 2027.

In the EU, the MRV Regulation (Monitoring, Reporting, Verification), which entered into force on July 1, 2015, requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions as of January 1, 2018. In May 2023, regulations for the EU-wide trading scheme for industrial GHG emissions, the EU ETS, were amended in order to include emissions from maritime transport activities and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies need to buy and surrender allowances that correspond to the emissions covered by the system. Additionally, in 2023, the Fuel EU Maritime Regulation was adopted, and from January 1, 2025, ships above 5,000 GT transporting cargo or passengers for commercial purposes in the EU are required to meet annual well-to-wake GHG emissions intensity targets, among other provisions. Ships failing to meet the GHG intensity targets will generate negative compliance balance and as a result, entities responsible for ship compliance will have to pay penalties proportional to such compliance deficits.

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

We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty nor do we expect to qualify for the exemption under Section 883 of the Code during the 2024 tax year.

For any tax year in which we are not entitled to the exemption under Section 883, we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of “effectively connected income” below) for those years. For 2024, our accrued U.S. source gross transportation tax was $0.5 million. In addition, our U.S. Source International Transportation Income that is considered to be “effectively connected” with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings “effectively connected” with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

GasLog Partners is a limited partnership formed in the Marshall Islands on January 23, 2014. As of March 7, 2025, we have 16 subsidiaries, one is incorporated in the Marshall Islands, one is incorporated in Malta and 14 are incorporated in Bermuda. Of our subsidiaries, ten own vessels in our fleet. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

Overview

Since our IPO in May 2014, we have been an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of ten wholly owned LNG carriers, seven vessels with modern TFDE propulsion technology and three Steam vessels. In addition, GasLog Partners has leased under bareboat charters three TFDE vessels and one Steam vessel which were sold and leased back with no purchase option.

All of our vessels were contributed to us by, or acquired by us from, GasLog, which holds 100% of the common units of the Partnership. All vessels have fixed charter terms expiring between March 2025 and April 2030. Six of our vessels currently operate under long-term time charters (defined as charters with initial duration of more than three years) and eight vessels trade in the short-term spot market (defined as vessels under contracts with initial duration of less than three years). On redelivery, if the charterers do not exercise any extension option, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters.

Industry Overview and Trends

Energy Prices

The average annual prices for Title Transfer Facility (“TTF”) ($10.76 per metric million British Thermal Units (“MMBtu”)) and Japan LNG delivered ex-ship (“DES”) ($11.65/MMBtu) declined by 29% and 24%, respectively, compared to 2023. However, these figures do not fully capture the market dynamics. Despite the limited new supply entering the market, the persistent risk of supply disruptions maintained elevated pricing floors throughout the year.

Global gas and LNG prices began the year on a downward trend, following a peak early in the fourth quarter of 2023. Favorable conditions, including a mild winter and well-stocked gas inventories, contributed to TTF prices reaching a three-year low of $7.3/MMBtu in February and remaining below $10/MMBtu until May. Similarly, Japan LNG DES prices declined in tandem with TTF, facilitating price-sensitive procurement in Asia, particularly in China and South Asia (India and Pakistan), during this period.

Nevertheless, an unusually hot summer led to Asian LNG prices trading at a premium of over $1.5/MMBtu compared to Europe. Furthermore, logistical challenges such as the closure of the Suez Canal and reduced transit slots through the Panama Canal forced cargoes from the Atlantic Basin to take longer routes via the Cape of Good Hope. Concurrently, low regasification utilization in Europe reduced the price discount between Northwest Europe LNG DES prices and TTF to approximately $0.3/MMBtu, falling below the cost of certain long-term capacity bookings. Additionally, geopolitical tensions in the Middle East and concerns over further supply disruptions contributed to a stronger global gas market.

Europe entered the winter heating season with near-maximum gas storage levels. However, an early cold spell led to rapid storage withdrawals, driving TTF prices into the $13–15/MMBtu range. This shift altered global pricing dynamics, as elevated prices discouraged most Asian buyers from participating in the market. With Asian LNG prices trading close to parity with European LNG prices, marginal cargoes from the Atlantic were redirected to Europe.

LNG Supply

In 2024, global LNG supply reached 411 mt on a delivered basis, representing a modest 0.7% year-on-year increase, according to Wood Mackenzie. This growth was primarily driven by reduced maintenance schedules and higher output from Southeast Asia, Nigeria, and Mozambique, which offset production declines in Egypt, Brunei, Angola, and Trinidad. However, new supply additions remained limited, with marginal contributions from smaller floating units, including Arctic LNG 2, which commenced commissioning in August. The U.S. expanded its LNG infrastructure, with Plaquemines LNG dispatching its first cargo on December 26, 2024, followed by Corpus Christi Train 3 on December 30, 2024.

Planned maintenance continued to constrain production, accounting for nearly 2% of global nameplate capacity and resulting in an 8.6 mt supply loss. Major Australian facilities, including Gorgon and North-West Shelf, underwent significant maintenance, while infrastructure upgrades in the U.S. at Sabine Pass and Cove Point also reduced output.

Geopolitical and environmental factors disrupted LNG trade in 2024. Houthi-led attacks in the Suez Canal region forced LNG shipments to reroute via the Cape of Good Hope, halting canal traffic for much of the year. Although limited transits resumed to serve Egypt’s LNG import terminal, most Qatari and other shipments to Europe continued to bypass the canal. Similarly, Panama Canal transits were constrained due to drought-related restrictions, which were gradually eased. Natural disasters further impacted supply, with a hurricane in the Gulf of Mexico temporarily halting U.S. export operations and unplanned outages affecting production in the U.S., Australia, Brunei, Indonesia, and Malaysia. These outages collectively resulted in a 5.5 mt LNG supply loss, surpassing the prior year’s disruptions.

Despite these challenges, the United States retained its position as the leading LNG exporter for the second consecutive year, producing 86 mt and outperforming Australia and Qatar. However, new LNG supply capacity sanctioned in 2024 was significantly lower than in 2023. No U.S. projects reached Final Investment Decision (“FID”), largely due to the Biden Administration’s pause on non-Free Trade Agreements export approvals, announced in January of 2024. Regulatory delays further complicated U.S. LNG development, with environmental reviews postponing FIDs for major projects like Rio Grande LNG and Calcasieu Pass 2 until at least mid-2025.

LNG Demand

Asian LNG demand saw robust growth in 2024, rising 7.4% year-on-year, driven by strong economic recovery and increased spot purchases, according to Wood Mackenzie. China remained the world’s largest LNG importer, with imports growing 8% to 78 mt. After strong winter demand, a prolonged summer in Northeast Asia boosted cooling needs, leading to a 3% year-on-year increase in LNG imports across the region. Delayed nuclear restarts in Japan and coal plant congestion in South Korea further supported gas demand.

South and Southeast Asia also recorded significant growth in LNG imports during the summer. Countries such as India and Thailand actively sourced spot cargoes, driving South Asia’s LNG imports up by 16% year-on-year, while Southeast Asia posted 15% growth. Emerging importers like the Philippines and Vietnam continued to expand their LNG markets, with the Philippines importing 1.2 million metric tonnes per annum (“mmtpa”) and Vietnam importing 0.3 mmtpa.

Meanwhile, European LNG demand contracted by 19% year-on-year, driven by warm weather, weak gas-to-power demand, and strong renewable energy output. Increased Norwegian gas production and continued pipeline imports from Russia further reduced Europe’s LNG needs, despite a 2% rise in industrial non-power demand.

In South America, Brazil experienced severe drought conditions, which led to increased gas-fired power generation and a 41.5% year-on-year surge in LNG imports. Other regional countries, including Chile, Argentina, and Bolivia, maintained stable LNG demand with minimal variation throughout the year.

LNG Shipping Rates and Chartering Activity

Spot charter rates have demonstrated a consistent downward trend throughout the year, with 160,000 cbm 0.1% boil-off TFDE headline rates, as reported by Clarkson Research Services Limited (“Clarksons”), averaging $42,236 per day in 2024, a 56% decrease year-on-year, and 48.1% lower compared to the five- year average.

The post-winter decline was particularly evident in the first quarter, while the second quarter market remained relatively stable but at historically low levels. Toward the end of the second quarter and the beginning of the third quarter, initial market movements suggested early signs of a potential winter uptick. This perception was primarily influenced by the opening of inter-basin arbitrage opportunities, which, despite high vessel availability, concentrated supply within the Pacific basin. However, this temporary rate increase corrected within a few weeks, leaving little indication of a sustained winter market for 2024 and 2025, as per Fearnleys AS. This comes despite elevated cargo values and a colder-than-expected start to the winter season in Europe.

Despite logistical challenges arising from the restrictions at the Suez and Panama Canals, market fundamentals indicate a surplus in vessel supply. Given minimal growth in LNG trade volumes and limited opportunities for floating cargoes, the market is experiencing an oversupply, which is now reflected in availability lists and declining rates. Increased willingness to sublet vessels has further provided charterers with enhanced flexibility. Spot market activity has been notably high, with the number of spot fixtures increasing by over 70% year-on-year, while term fixtures have seen a decline.

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

Global LNG Fleet

According to Poten, as of December 31, 2024, the global fleet of dedicated LNG carriers (>100,000 cbm) consisted of 668 conventional LNG Carriers with another 330 LNG carriers on order, of which 19 vessels (or 5.75%) do not have multi-year charters. Poten estimates that a total of 102 LNG carriers are due to be delivered in 2025. In 2024, 70 orders for LNG carriers were placed, as estimated by Poten. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or FSUs and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

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

In addition to the general factors discussed above, we believe certain specific factors have impacted, or will impact, our results of operations. These factors include:

●	the hire rate earned by our ships including any of our ships that may trade in the short-term spot market if we are unable to secure new long-term charters;
●	unscheduled off-hire days;
●	the level of our ship operating expenses, including the costs of crewing, insurance and maintenance;
●	our level of debt, the related interest expense and the timing of required payments of principal;
●	foreign currency fluctuations; and
●	the level of our general and administrative expenses, including costs of consultants.

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

Voyage Expenses and Commission

Under our time charter arrangements, charterers bear substantially all voyage expenses, including bunker fuel, port charges and canal tolls, but not commissions. Commissions are recognized as expenses on a pro rata basis over the duration of a time charter. Voyage expenses represent bunkers consumed during vessels’ unemployment and off-hire periods.

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

Financial Costs

We incurred interest expense on any outstanding indebtedness under our terminated credit facilities and incur interest in our lease liabilities which we include in our financial costs. Financial costs also include amortization of other loan issuance costs incurred in connection with establishing our terminated credit facilities and foreign exchange differences on cash, while all other foreign exchange differences are classified in General and Administrative Expenses.

Interest expense and amortization of loan issuance costs are expensed as incurred.

Financial Income

Financial income consists of interest income, which will depend on the level of our cash deposits, investments and prevailing interest rates. Interest income is recognized on an accrual basis.

Gain on Derivatives

Any gain or loss derived from the movement in the fair value of the derivatives (interest rate swaps and forward foreign exchange contracts) that we were party to until 2023 or that we may enter into in the future and that have not been designated as hedges, the ineffective portion of changes in the fair value of the derivatives that meet hedge accounting criteria, realized gain/loss on derivatives held for trading, and the amortization of the cumulative unrealized loss for the derivatives in respect of which hedge accounting was discontinued, if any, are presented as gain or loss on derivatives in our consolidated statements of profit or loss.

Results of Operations

Our results set forth below are derived from the annual consolidated financial statements of the Partnership.

Certain numerical figures included in the tables below have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

Year ended December 31, 2023 compared to the year ended December 31, 2024

	2023	2024	Change

	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	397,838	356,262	(41,576)
Voyage expenses and commissions	(10,998)	(9,141)	1,857
Vessel operating costs	(67,753)	(69,731)	(1,978)
Depreciation	(98,472)	(104,900)	(6,428)
General and administrative expenses	(22,795)	(16,422)	6,373
(Loss)/gain on disposal of vessels	(1,033)	8,196	9,229
Impairment loss	(142)	(8,674)	(8,532)
Profit from operations	196,645	155,590	(41,055)
Financial costs	(67,060)	(4,830)	62,230
Financial income	7,612	190	(7,422)
Gain on derivatives	1,512	—	(1,512)
Profit for the year	138,709	150,950	12,241

During the year ended December 31, 2023, we had an average of 14.0 vessels operating in our owned and bareboat fleet having 4,918 available days while during the year ended December 31, 2024, we had an average of 14.0 vessels operating in our owned and bareboat fleet having 5,086 available days.

Revenues: Revenues decreased by $41.5 million, or 10.4%, from $397.8 million for the year ended December 31, 2023 to $356.3 million for the year ended December 31, 2024. The decrease of $41.5 million is mainly attributable to the 2023 and 2024 fixtures at lower rates and the 85 idle days in the year ended December 31, 2024 (nil idle days for the year ended December 31, 2023). This decrease was partially offset by an increase in revenues resulting from an increase in available days (28 off-hire days due to the scheduled dry-dockings and repairs of one of our vessels in the year ended December 31, 2024 compared to 165 off-hire days due to the scheduled dry-dockings and repairs of five of our vessels in the same period in 2023). As a result, the average daily hire rate we earned decreased from $80,927 for the year ended December 31, 2023 to $71,238 for the year ended December 31, 2024.

Voyage expenses and commissions: Voyage expenses and commissions decreased by $1.9 million, or 17.3%, from $11.0 million for the year ended December 31, 2023 to $9.1 million for the year ended December 31, 2024. The decrease of $1.9 million is mainly attributable to the decrease in the estimated U.S. source gross transportation tax and the decrease in brokers’ commissions.

Vessel Operating Costs: Vessel operating costs increased by $1.9 million, or 2.8%, from $67.8 million for the year ended December 31, 2023 to $69.7 million for the year ended December 31, 2024. The increase in vessel operating costs is mainly attributable to an increase in scheduled technical and maintenance costs partially offset by the decreased technical expenses due to the decrease in scheduled dry-docking and repairs (one of our vessels in the year ended December 31, 2024 compared to five in the same period in 2023). As a result, daily operating costs per vessel increased from $13,264 per day during the year ended December 31, 2023 to $13,609 per day during the year ended December 31, 2024.

Depreciation: Depreciation increased by $6.4 million, or 6.5%, from $98.5 million for the year ended December 31, 2023 to $104.9 million for the year ended December 31, 2024. The increase in depreciation is mainly attributable to the increase in depreciation of the right-of-use assets as a result of the GasLog Santiago sale and leaseback completed on August 27, 2024 and the GasLog Sydney sale and leaseback completed on March 30, 2023.

General and Administrative Expenses: General and administrative expenses decreased by $6.4 million, or 28.1%, from $22.8 million for the year ended December 31, 2023 to $16.4 million for the year ended December 31, 2024. The decrease in general and administrative expenses is mainly attributable to a decrease of $3.5 million in legal and professional fees and a decrease of $1.4 million in amortization of share-based compensation both relating to the GasLog Partners Transaction. In addition, there was a decrease of $0.6 million in board of directors fees mainly attributable to the new composition of the board and a decrease of $0.4 million in commercial management fees. As a result, daily general and administrative expenses decreased from $4,462 per vessel ownership day for the year ended December 31, 2023 to $3,204 per vessel ownership day for the year ended December 31, 2024.

(Loss)/gain on disposal of vessels: Loss on disposal of vessels was $1.0 million for the year ended December 31, 2023 and gain on disposal of vessels was $8.2 million for the year ended December 31, 2024. In the year ended December 31, 2023, loss on disposal of vessels of $1.0 million was recognized pursuant to the sale and leaseback transaction of the GasLog Sydney with CDBL. In the year ended December 31, 2024, gain on disposal of vessels of $8.2 million was recognized pursuant to the sale and leaseback transaction of the GasLog Santiago with CDBL.

Impairment Loss: Impairment loss was $0.1 million for the year ended December 31, 2023 and $8.7 million for the year ended December 31, 2024. In the year ended December 31, 2023, an impairment loss of $0.1 million was recognized pursuant to the sale and leaseback transaction of the GasLog Sydney with CDBL where the vessel was remeasured at the lower of its carrying amount and fair value less costs to sell as of June 30, 2023. In the year ended December 31, 2024, an impairment loss of $8.7 million was recognized with respect to two owned Steam vessels and one bareboat TFDE vessel. The impairment loss occurred as a result of the continuous decline in fair values of Steam and TFDE vessels, driven by reduced demand combined with the decrease in headline rates to historical lows.

Financial Costs: Financial costs decreased by $62.3 million, from $67.1 million for the year ended December 31, 2023 to $4.8 million for the year ended December 31, 2024. The decrease in financial costs is mainly attributable to a decrease of $53.7 million in interest expense on loans in the year ended December 31, 2024 as compared to the year ended December 31, 2023 and a decrease of $8.9 million in amortization and write-offs of deferred loan issuance costs mainly due to the write-offs of the deferred loan issuance costs in the year ended December 31, 2023 both relating to the prepayment of the Partnership’s loans in November 2023.

Financial Income: Financial income decreased by $7.4 million, from $7.6 million during the year ended December 31, 2023 to $0.2 million during the year ended December 31, 2024. The decrease in financial income is mainly attributable to the decrease in the cash and cash equivalents and short-term cash deposits balance held on average in the year ended December 31, 2024, compared to the year ended December 31, 2023.

Profit for the Year: There was an increase of $12.3 million, or 8.9%, from a profit of $138.7 million for the year ended December 31, 2023 to a profit of $151.0 million for the year ended December 31, 2024, as a result of the aforementioned factors.

Year ended December 31, 2022 compared to the year ended December 31, 2023

For a discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2022, compared to the year ended December 31, 2023” contained in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 7, 2024.

Customers

For the year ended December 31, 2024, 44% of our revenues derived from subsidiaries of Shell, 32% from LNG majors and national oil companies, with the remaining revenues derived from various other charterers.

Seasonality

The revenues of our vessels employed under long-term charter arrangements, are not significantly impacted by seasonal trends during the year ended December 31, 2024. However, our eight vessels trading in the short-term spot market (defined as vessels under contracts of an initial duration of less than three years) are subject to seasonality in spot rates, which has been evident in the LNG shipping market during 2024. In recent years, there has been a significant increase in the seasonality of LNG shipping spot rates with relative strength during the months of September through January and relative weakness during the months of March through May. To the extent that more of our vessels cease to be employed under long-term charter arrangements (defined as charters with an initial duration of more than three years) in the future, there will likely be some additional seasonality in our revenues.

B.	Liquidity and Capital Resources

Historically, our principal sources of funds have been cash flow from operations, borrowings under secured credit facilities, equity raisings including issuances of preference units, capital contributions and proceeds from vessel sales and sales and leaseback transactions. Our principal uses of funds have been expenditures for the growth and maintenance of our fleet, fund working capital requirements, interest and principal payments on our outstanding credit facilities and lease liabilities and dividend distributions.

In March 2021, the Partnership established a preference unit repurchase programme (the “Repurchase Programme”), which authorized the repurchase of preference units through March 31, 2023. In the year ended December 31, 2022, GasLog Partners repurchased and cancelled 665,016 Series A Preference Units, 639,189 Series B Preference Units and 669,406 Series C Preference Units at a weighted average price of $24.64, $25.11 and $24.96 per preference unit for Series A, Series B and Series C, respectively. The aggregate amount repaid during the year ended December 31, 2022, for repurchases of preference units was $49.2 million, including commissions. From inception of the Repurchase Programme through December 31, 2022, GasLog Partners repurchased and cancelled 665,016 Series A Preference Units, 1,103,618 Series B Preference Units and 938,955 Series C Preference Units at a weighted average price of $24.64, $25.01 and $25.03 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $67.6 million including commissions. There were no Preference Units repurchased and cancelled for the years ended December 31, 2023 and 2024.

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

On August 27, 2024, GasLog Partners’ subsidiary, GAS-four Ltd. completed the sale and leaseback of the GasLog Santiago. The vessel was sold to a wholly owned subsidiary of CDBL for $151.0 million and leased back under a bareboat charter for a period of three years with no repurchase option or obligation.

As of December 31, 2024, we had $7.8 million of cash and cash equivalents, held in current accounts.

Under our existing charters as of December 31, 2024, we had contracted revenues of $260.5 million for 2025 and $432.4 million thereafter. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, to meet their obligations under these charters.

As of December 31, 2024, we had an aggregate of $107.6 million of lease liabilities mainly related to the sale and leasebacks of the GasLog Shanghai, the Methane Heather Sally, the GasLog Sydney and the GasLog Santiago, of which $42.7 million was repayable within one year.

Working Capital Position

As of December 31, 2024, our current assets totaled $38.3 million and current liabilities totaled $84.3 million, resulting in a negative working capital position of $46.0 million. Current liabilities include an amount of $24.0 million of unearned revenue in relation to vessel hires received in advance (which represents a non-cash liability that will be recognized as revenues after December 31, 2024 as the services are rendered). In considering going concern, management has reviewed the Partnership’s future cash requirements, earnings projections and GasLog’s ability to support potential liquidity needs.

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements and its ability to evaluate its future distribution policy with GasLog. We anticipate that our liquidity requirements over the next twelve months include operating costs, working capital requirements, dry-docking costs and other vessel upgrades, interest and principal payments on our lease liabilities and dividend distributions. Our primary sources of funds over the next twelve months will be available cash, cash from operations, future sales and sale and leaseback transactions. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs for at least twelve months from the date of this report, and therefore it is appropriate to prepare the financial statements on a going concern basis.

Our long-term liquidity requirements include working capital payments, capital expenditures, interest and principal payments and dividend distributions. Sources of funding for our long-term liquidity requirements include cash from operations, capital contributions from GasLog, new borrowings, future sales and leaseback transactions.

Cash Flows

Year ended December 31, 2023 compared to the year ended December 31, 2024

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2023	2024	Change

	(in thousands of U.S. dollars)
Net cash provided by operating activities	262,398	269,896	7,498
Net cash provided by investing activities	149,437	139,377	(10,060)
Net cash used in financing activities	(598,376)	(413,389)	184,987

Net Cash provided by Operating Activities:

Net cash provided by operating activities increased by $7.5 million, from $262.4 million in the year ended December 31, 2023 to $269.9 million in the year ended December 31, 2024. The increase of $7.5 million is mainly attributable to an increase of $44.2 million in working capital movements (mainly due to the decrease in trade receivables and amounts due from related parties) and a decrease of $6.4 million in general and administrative expenses, partially offset by a decrease of $41.5 million in revenues.

Net Cash provided by Investing Activities:

Net cash provided by investing activities decreased by $10.0 million, from $149.4 million in the year ended December 31, 2023 to $139.4 million in the year ended December 31, 2024. The decrease of $10.0 million is attributable to a decrease of $25.0 million in net cash from short-term cash deposits and a decrease in financial income received of $7.7 million, partially offset by a net increase of $11.0 million in proceeds from sale and leaseback transactions, net of commissions and a decrease in payments for tangible fixed asset additions and right-of-use assets of $11.7 million.

Net Cash used in Financing Activities:

Net cash used in financing activities decreased by $185.0 million, from $598.4 million in the year ended December 31, 2023 to $413.4 million in the year ended December 31, 2024. The decrease of $185.0 million is attributable to a decrease of $217.1 million in bank loan repayments, a decrease of $65.8 million in distributions paid and a decrease of $65.0 million in interest paid, partially offset by the return of capital contributions to GasLog of $148.2 million being equal to the net proceeds from the sale and leaseback of the GasLog Santiago, which was a vessel pledged as collateral under the terms of the facility entered into by GasLog in November 2023, an increase of $10.8 million in payments for lease liabilities (principal portion), a decrease of $3.5 million in cash received from interest rate swaps termination and the decrease of $0.4 million in net cash received from loan issuance costs.

Borrowing Activities

Credit Facilities

There are no credit facilities outstanding as of December 31, 2024.

Securities, Covenants and Guarantees

On November 2, 2023, GasLog signed as borrower, the Facility. This financing, involving 14 international banks, includes decarbonization and social key performance targets as a component of the Facility pricing. The Facility refinanced the outstanding debt of $2.1 billion secured by 23 LNG carriers (12 GasLog vessels and eleven GasLog Partners vessels), following the acquisition by GasLog on July 13, 2023 of all the outstanding common units of GasLog Partners not already beneficially owned by GasLog. Citibank, N.A., London Branch and BNP Paribas acted as joint coordinators on the Facility. DNB Bank ASA, London Branch has been appointed as agent and security agent and ABN Amro BANK N.V. as sustainability co-ordinator. Alpha Bank S.A., Credit Suisse AG, a UBS Group Company, Danish Ship Finance A/S, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank ABP, Filial I Norge, Oversea-Chinese Banking Corporation Limited, DNB (UK) Limited and Standard Chartered Bank (Singapore) Limited acted as bookrunners and mandated lead arrangers alongside the coordinators, the agent and the sustainability co-ordinator. National Australia Bank Limited and Skandinaviska Enskilda Banken AB (Publ) were mandated lead arrangers. The transaction was completed on November 13, 2023, with GasLog drawing down an amount of $2.1 billion and $0.7 million remaining available as of that date, for general corporate purposes. The Facility has a five-year tenor, includes two one-year extension options and can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding the total facility amount. On February 10, 2025, GasLog signed a supplemental agreement extending the final reduction date by one year to November 2029.

The obligations under the Facility are secured as follows:

(i)	first priority mortgages over the owned ships included in the Facility;
(ii)	guarantees from the 22 vessel owning companies securing the Facility, the Partnership, GasLog Partners Holdings and GasLog Carriers (the “Guarantors”);
(iii)	a negative pledge of the share capital of GasLog, the Guarantors and GasLog LNG Services; and
(iv)	a first priority assignment of all earnings and insurance related to the owned ships.

The Facility also imposes certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership’s and GasLog’s ability to make any substantial change in the nature of the Partnership’s or GasLog’s business or to change the corporate structure without approval from lenders.

The Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the Facility contains covenants requiring GasLog and certain of its subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% of the then outstanding amount under the applicable facility. If GasLog fails to comply with these covenants and is not able to obtain covenant waivers or modifications, the lenders could require the Partnership to make prepayments or provide additional collateral sufficient to bring GasLog into compliance with such covenants, and if we fail to do so the lenders could accelerate the indebtedness.

Capital Expenditures in Relation to Vessel Acquisitions

As of December 31, 2024, there are no commitments for capital expenditures related to our fleet with respect to vessel acquisitions.

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

Impairment of Vessels and Right-of-use Assets

We evaluate the carrying amounts of our vessels to determine whether there is any indication that they have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, their recoverable amounts are estimated in order to determine the extent of the impairment loss, if any. For a detailed description of our impairment policy for the year ended December 31, 2024, see Note 2 to our annual consolidated financial statements included elsewhere in this annual report. The disclosure below supplements the description in Note 2 to our annual consolidated financial statements.

The table below sets forth in U.S. dollars (i) the historical acquisition cost of our Vessels and Right-of-Use assets and (ii) their carrying value as of December 31, 2023 and December 31, 2024, after giving effect to the aggregate impairment charge of $8.7 million recorded against our two Steam vessels and one TFDE vessel for the year ended December 31, 2024.

				Carrying values(1)
				(in thousands of U.S. dollars)
		Cargo capacity	Acquisition	December 31,	December 31,
Vessel	Built Date	(cbm)	cost	2023	2024
GasLog Shanghai(2)(3)	January 2013	155,000	189,619	46,108	29,804
GasLog Santiago(2)	March 2013	155,000	189,560	148,298	46,386
GasLog Sydney(2)(3)	May 2013	155,000	195,947	62,640	47,228
GasLog Seattle(5)	December 2013	155,000	201,738	151,924	146,043
Solaris(5)	June 2014	155,000	202,163	151,716	150,559
Methane Rita Andrea(4)	April 2006	145,000	156,613	60,954	57,743
Methane Jane Elizabeth(4)	June 2006	145,000	156,613	62,187	53,827
Methane Alison Victoria(4)	May 2007	145,000	156,610	61,642	55,770
Methane Heather Sally(2)(3)	June 2007	145,000	156,599	17,075	5,659
Methane Becki Anne(4)	September 2010	170,000	232,334	173,508	167,732
GasLog Greece(5)	March 2016	174,000	209,195	165,475	159,815
GasLog Glasgow(5)	June 2016	174,000	208,532	166,337	160,732
GasLog Geneva(5)	September 2016	174,000	203,975	163,868	158,286
GasLog Gibraltar(5)	October 2016	174,000	203,835	164,232	158,652
Total			$2,819,932	$1,595,964	$1,398,236
(1)	Our owned and bareboat vessels are stated at carrying values (see Note 3 and Note 4 to our consolidated financial statements included elsewhere in this annual report).
(2)	Indicates vessels which have been remeasured at the lower of their carrying amounts and fair values less costs to sell, pursuant to sale and leaseback agreements with third parties and are classified as Right-of-Use Assets in the statement of financial position. In the year ended December 31, 2023, an impairment loss of $0.1 million was recognized with respect to the sale and leaseback of the GasLog Sydney. Each vessel sold and leased back is recognized as a Right-of-Use Asset at an amount equal to the proportion of its previous carrying amount that reflects the Right-of-Use Asset retained.
(3)	The decreased market rates for the Steam and TDFE vessels in 2024 were assessed as impairment indicators with respect to right-of-use assets as of December 31, 2024. For one of these vessels, an impairment loss of $0.7 million was recorded for the year ended December 31, 2024.
(4)	Indicates our owned vessels for which, as of December 31, 2024, the basic charter-free market value is lower than the vessel’s carrying value by $49.5 million as of December 31, 2024. For two of the Steam vessels, an aggregate impairment loss of $8.2 million was recognized for the year ended December 31, 2024.
(5)	Indicates vessels for which, as of December 31, 2024, the basic charter free market value is higher than the vessel’s carrying value.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name	Age	Position
Paolo Enoizi	52	Chairman of the Board of Directors/Chief Executive Officer
Despoina Kyritsi	39	Director
Konstantinos Andreou	45	Director
Achilleas Tasioulas	49	Chief Financial Officer
Konstantinos Karathanos	51	Chief Operating Officer

Certain biographical information about each of these individuals is set forth below.

Paolo Enoizi was appointed as Chief Executive Officer (“CEO”) of GasLog in March 2022 and Chairman and CEO of GasLog Partners in August 2021. Prior to that, Paolo held the role of Chief Operating Officer (“COO”) from September 2019. Before joining GasLog, Paolo was Managing Director of Stolt Tankers BV Rotterdam, a subsidiary of Stolt Nielsen Limited (“Stolt Nielsen”), where he was responsible for the operation of over 100 chemical tankers, 200 people ashore and over 4,000 seafarers. Prior to joining Stolt Nielsen in 2008, Mr. Enoizi was Managing Director of a family-owned ship management company. His previous roles also included Director of Technical & Innovation and General Manager of Newbuilding & Technical. Prior to joining Stolt Nielsen in 2008, Paolo was Managing Director of a family-owned ship management company. Paolo brings over 20 years of experience in growth and transformational strategy in ship management, cost optimization, innovative asset solutions and digital tools, with a constant focus on safety, care for people and the development of a more sustainable and more safe environment. He holds a Master’s degree in Naval Architecture and Marine Engineering from the University of Genova.

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

Konstantinos Andreou was appointed to the Board of Directors and the Audit Committee on January 1, 2024. A corporate and business law expert with over 15 years of experience, including more than 10 years as an in-house lawyer for the CERES Group (shipping), acting as Legal Counsel and Chief Compliance Officer. Mr. Andreou is currently leading the Legal, Regulatory Affairs and Grants/Subsidies at EcoLog Ltd., a midstream CO2 and liquid hydrogen services company developing large scale service platforms in CCUS and the LH₂ supply. Mr. Andreou has an LL.B./LL.M. from Université Lille II Droit et Santé, an LL.M. from City University London and an E.M.B.A. from HEC Paris Business School.

Achilleas Tasioulas has served as Chief Financial Officer (“CFO”) of GasLog since July 2020. Mr. Tasioulas joined GasLog in October 2014 as Financial Controller and his role was expanded to Chief Risk Officer, Financial Controller and Head of Tax in August 2017 and Deputy CFO of GasLog in December 2019 and has over 16 years of experience in the shipping industry. During his years with GasLog he has been actively engaged in our growth and capital markets activity, as well as developing considerable experience in operations, corporate finance, treasury and risk management. Mr. Tasioulas is also a Board Member of Gastrade and a Director of several Group subsidiaries. Immediately prior to joining GasLog, Mr. Tasioulas was Corporate Controller for NYSE-listed Danaos Corporation for 6 years. Mr. Tasioulas is an ICAEW Fellow Chartered Accountant, has an MSc in Project Analysis, Finance and Investments from the University of York in the UK and a BSc in Economics from the University of Macedonia in Greece. Furthermore, Mr. Tasioulas has completed executive education programs in Advance Corporate Finance in London Business School and Strategic Financial Leadership in Stanford University Graduate School of Business.

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

Executive Compensation

The services of our executive officers and other employees are provided pursuant to the updated/amended administrative services agreement, under which we pay an annual fee. For 2024, our executive officers were Paolo Enoizi, CEO, Achilleas Tasioulas, CFO, Konstantinos Karathanos, COO and Matthew Higgs, CCO. We do not pay any of our executive officers any compensation directly. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”. Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our general partner may participate in employee pension and benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our general partner or their affiliates, including plans that may be established in the future. We did not set aside or accrue any amounts in the year ended December 31, 2024 to provide pension, retirement or similar benefits to our senior management.

Compensation of Directors

During 2024, our non-executive directors receive an annual fee of $25,000. The aggregate annual fees paid to non-executive directors in 2024 was $50,000. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

Equity Compensation Plan

In January 2015, our board of directors approved the GasLog Partners LP 2015 Long-Term Incentive Plan (the “Plan”). The purpose of the Plan was to promote the interests of the Partnership and its unitholders by attracting and retaining exceptional directors, officers, employees and consultants and enabling such individuals to participate in the long-term growth and financial success of the Partnership. The Plan provided for the grant of options to purchase our common units, common unit appreciation rights, restricted common units, phantom performance common units, cash incentive awards and other equity-based or equity-related awards. On April 1, 2023, we granted our executive officers and employees an aggregate of 87,919 restricted common units, with a fair value of $735,000 as of the grant date.

Following the completion of the GasLog Partners Transaction, the previously unvested RCUs and PCUs vested and were settled. The PCUs vested with performance goals deemed achieved based on actual achievement as of immediately prior to the Effective Time. Since the completion of the GasLog Partners Transaction, we do not provide any type of Equity Compensation Plan or Long-Term Incentive Plan.

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

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE and we only have preferred units listed on the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, “foreign private issuers” and issuers who list only preferred units are exempt from most corporate governance requirements. Subject to limited exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors and (ii) the requirement that a compensation committee and a nominating/corporate governance committee be established. Two of our three directors qualify as independent as of January 1, 2025. As a result of the NYSE exemptions, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

Our board of directors meets regularly throughout the year. In 2024, the board met three times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, when required, the board holds sessions without the CEO and executive officers present.

Committees of the Board of Directors

Audit Committee

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. On January 1, 2024, Mr. Julian R. Metherell and Mr. James Berner stepped down from the audit committee, and Ms. Despoina Kyritsi and Mr. Konstantinos Andreou have been appointed to serve as members of the audit committee. Their service continued throughout 2024, with Ms. Despoina Kyritsi also acting as chair of the committee.

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

Exemptions from NYSE Corporate Governance Rules

Because we qualify as a foreign private issuer under SEC rules and we only have preferred units listed on the NYSE, we are exempt from most corporate governance requirements of the NYSE. As a “foreign private issuer”, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain of the NYSE corporate governance requirements that would otherwise be applicable to us. The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, the NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, our board of directors is not required to be comprised of a majority of independent directors.

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

We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2024, GasLog employed (directly and through manning agents) approximately 1,821 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as an average of 145 shore-based staff during 2024. As of December 31, 2023, GasLog employed (directly and through manning agents) approximately 2,019 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as an average of 149 shore-based staff during 2023. As of December 31, 2022, GasLog employed (directly and through manning agents) approximately 2,204 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as an average of 152 shore-based staff during 2022. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. For GasLog, attracting and retaining engaged, resilient and well-qualified seagoing and shore-based personnel is a top priority, and it offers competitive compensation, training and development opportunities. Through applied ESG strategy, GasLog is constantly aiming to improve the diversity, equity and inclusion of its workforce and management team, granting access and engagement to a wide pool of talent. In addition, GasLog provides intensive onboard training for officers and crews intended to instill a culture focused on the highest operational and safety standards. As a result, GasLog has historically enjoyed high retention rates. In 2024, the retention rate was 97.6% for senior seagoing officers, 97.3% for other seagoing officers and 96.5% for shore staff.

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

No common units are held by any of our directors and executive officers and/or entities affiliated with these individuals. More information on the Partnership’s ownership is disclosed in “Item 7. Major Unitholders and Related Party Transactions—A. Major Unitholders” below. For information regarding arrangements for involving the employees in the capital of the company, see “Item 6. Directors, Senior Management and Employees- B. Compensation of Directors and Senior Management”.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.    MAJOR UNITHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Unitholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common units as of March 7, 2025 held by:

●	each of our executive officers;
●	each of our directors;
●	all our directors and officers as a group; and
●	each holder known to us to beneficially own 5% or more of our units;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 16,036,602 common units outstanding as of March 7, 2025. Each issued and outstanding common unit entitles the unitholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all unitholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

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

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. The related party transactions that we have entered into or were party to during the year ended December 31, 2024 are discussed below.

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

For the year ended December 31, 2024, GasLog received a service fee of $0.64 million per vessel per year in connection with providing services under the administrative services agreement. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month. The aggregate fees and expenses for services under the administrative services agreement for the year ended December 31, 2024 was $9.0 million, which related to all vessels in the GasLog Partners owned and bareboat fleet.

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

Management fee. For the year ended December 31, 2024, pursuant to the amended ship management agreements approved in November 2021, the vessel-owning subsidiaries, as owners, paid a management fee of $37,500 per month to GasLog LNG Services, as manager, and will reimburse GasLog LNG Services for all expenses incurred on their behalf. The aggregate fees and expenses for services under these management agreements for the year ended December 31, 2024 were $6.3 million, which related to all vessels in the GasLog Partners owned and bareboat fleet.

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

Commercial Management Agreements

Our operating subsidiaries have entered into commercial management agreements with GasLog that were amended upon completion of the IPO, pursuant to which GasLog provides certain commercial management services to us. For the year ended December 31, 2024, pursuant to the amended commercial management agreements approved in November 2021, the commercial management fee was paid as a fixed commission of 1.25% of gross charter revenues of all vessels in the GasLog Partners’ fleet payable monthly in advance. The aggregate fees and expenses under these commercial management agreements for the year ended December 31, 2024 were $4.5 million which related to all vessels in the GasLog Partners owned and bareboat fleet.

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

Credit Facilities

On November 2, 2023, in connection with GasLog, as Borrower, entering into the Facility in the amount of $2.8 billion, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding loan available. As of December 31, 2024 the amount outstanding under the Facility was $2,107.0 million. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”.

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

Our partnership agreement sets forth procedures by which future related party transactions may be approved or resolved by our board of directors. Pursuant to our partnership agreement, our board of directors may, but is not required to, seek the approval of a related party transaction from the disinterested directors of our board. Neither our general partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties stated or implied by law or equity if the transaction is approved by the disinterested directors of our board. If approval of the disinterested directors of our board is sought, then the disinterested directors of our board will be authorized to consider any and all factors as it determines to be relevant or appropriate under the circumstances and it will be presumed that, in making its decision, the disinterested directors of our board acted in good faith. In order for a determination or other action to be in “good faith” for purposes of the partnership agreement, the person or persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in our best interests.

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

For the Series A Preference Units, from and including May 15, 2017 to, but excluding, June 15, 2027, the distribution rate is 8.625% per annum per $25.00 of liquidation preference per unit (equal to $2.15625 per annum per unit). The terms of the Series A Preference Units provide that the distribution rate will convert from a fixed rate of 8.625% to a floating rate equal to the three-month LIBOR plus a spread of 6.31% per annum on June 15, 2027. The fallback provisions of the Series A Preference Units do not contain a successor rate concept as the units were issued at a time of limited uncertainty regarding the future of LIBOR as a benchmark rate. In the absence of such fallback provisions, from and including June 15, 2027, the distribution rate for the Series A Preference Units will be determined by the Partnership based on the terms of the Partnership Agreement and applicable Marshall Islands law regarding amending LIBOR-based instruments. Under the current LIBOR fallback provisions for the Series A Preference Units, if there is no published LIBOR rate, the floating rate is expected to be the rate set during the prior interest rate period, which would be the current fixed rate of 8.625%. We paid distributions to holders of our Series A Preference Units of $0.5390625 per unit on March 15, 2024, June 17, 2024, September 16, 2024 and December 16, 2024.

For the Series B Preference Units, from and including January 17, 2018 to, but excluding, March 15, 2023, the distribution rate was 8.200% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2023, the distribution rate was a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. Effective September 15, 2023, in accordance with the terms of the Series B Preference Units, the three month LIBOR utilized as the base rate for the calculation of the floating rate distributions payable with respect to the Series B Preference Units was replaced by SOFR for a three month tenor published by the Chicago Mercantile Exchange (“CME”) plus a credit spread adjustment of 0.26161% (“Credit Adjusted Term SOFR”) plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. Credit Adjusted Term SOFR was used as the base rate for the first time with respect to the distributions payable for the distribution period beginning September 15, 2023 and ending December 15, 2023 and will be calculated every three months going forward. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series B Preference Units of $0.725368, $0.7302596, $0.7311853 and $0.6977798 per unit on March 15, 2024, on June 17, 2024, September 16, 2024 and December 16, 2024, respectively.

For the Series C Preference Units, from and including November 15, 2018 to, but excluding, March 15, 2024, the distribution rate was 8.500% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2024, the distribution rate is a floating rate equal to the SOFR for a three month tenor published by the CME plus Credit Adjusted Term SOFR plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit. We paid distributions to holders of our Series C Preference Units of $0.53125, $0.69690960, $0.6978353 and $0.6647923 on March 15, 2024, June 17, 2024, September 16, 2024 and December 16, 2024, respectively.

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

General Partner Interest

Our partnership agreement provides that our general partner will be entitled to distributions that we make prior to our liquidation in accordance with its percentage interest (6.3% as of December 31, 2024). Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its general partner interest if we issue additional common units. Our general partner’s interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional common units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

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

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party. Such summaries are not intended to be complete and reference is made to the contracts themselves.

(a)	Form of Omnibus Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Omnibus Agreement”.

(b)	Form of Administrative Services Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”.
(c)	Form of Commercial Management Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Commercial Management Agreement”.
(d)	Form of Ship Management Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.
(e)	Form of Indemnification Agreement for the Partnership’s directors and certain officers; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements”.
(f)	GasLog Partners LP 2015 Long-Term Incentive Plan; please see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management— Equity Compensation Plan”.
(g)	Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners GP LLC and GasLog Partners Holdings LLC; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions— Omnibus Agreement”.
(h)	Agreement and Plan of Merger dated April 6, 2023, by and among GasLog Partners LP, GasLog Partners GP LLC, GasLog Ltd. and Saturn Merger Sub LLC; please see “Item 4. Information on the Partnership - A. History and Development of the Partnership”.
(i)	Facility Agreement dated November 2, 2023, relating to $2,800,000,000 Reducing Revolving Loan Facility among GasLog Ltd. as borrower, Alpha Bank S.A., ABN Amro Bank N.V., BNP Paribas, Citibank, N.A., London, Branch, Credit Suisse AG, Danish Ship Finance A/S, DNB (UK) Limited, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank Abp, Filial I Norge, Oversea-Chinese Banking Corporation Limited and Standard Chartered Bank (Singapore) Limited as mandated lead arrangers and bookrunners; National Australia Bank Limited and Skandinaviska Enskilda Banken AB (publ) as mandated lead arrangers; DNB Bank ASA, London Branch as Agent and security agent; ABN Amro Bank N.V. as Sustainability Co-ordinator; BNP Paribas and Citibank, N.A., London, Branch, as Global Co-ordinators and GAS-one Ltd., GAS-two Ltd., GAS-four Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty seven Ltd., GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., GAS-thirty five Ltd. and GasLog Hellas-1 Special Maritime Enterprise as Owners and Guarantors; GasLog Partners LP, GasLog Carriers Ltd. and GasLog Partners Holdings LLC as Guarantors; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.
(j)	Supplemental Agreement dated February 10, 2025 to the Facility Agreement dated November 2, 2023, relating to $2,800,000,000 Reducing Revolving Loan Facility among GasLog Ltd. as borrower, Alpha Bank S.A., ABN Amro Bank N.V., BNP Paribas, Citibank, N.A., Jersey Branch, UBS AG, Danish Ship Finance A/S, DNB (UK) Limited, ING Bank N.V., London Branch, National Australia Bank Limited, National Bank of Greece S.A., Nordea Bank Abp, Filial I Norge, Oversea-Chinese Banking Corporation Limited, Skandinaviska Enskilda Banken AB (publ) and Standard Chartered Bank (Singapore) Limited as lenders and GAS-one Ltd., GAS-two Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty seven Ltd., GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., GAS-thirty five Ltd. and GasLog Hellas-1 Special Maritime Enterprise, GasLog Partners LP, GasLog Carriers Ltd. and GasLog Partners Holdings LLC as Guarantors; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.

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

The following discussion applies only to beneficial owners of Preference Units that are held as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our Preference Units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our Preference Units, you are encouraged to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our Preference Units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of Preference Units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is encouraged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of Preference Units.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our Preference Units that owns (actually or constructively) less than 10.0% of our equity and that is:

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

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our Preference Units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its Preference Units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to our Preference Units generally will be treated as foreign source “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our Preference Units by a U.S. Holder that is an individual, trust or estate, or a “U.S. Individual Holder”, generally will be treated as “qualified dividend income”, which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) our Preference Units are readily tradable on an established securities market in the United States (such as the NYSE on which our Preference Units are currently traded); (ii) we are not a PFIC for the tax year during which the dividend is paid or the immediately preceding tax year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the Preference Units for more than 60 days during the 121-day period beginning 60 days before the date on which the Preference Units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such Preference Units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our Preference Units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any distributions paid on our Preference Units that are not eligible for these preferential rates will be taxed at ordinary income rates to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our Preference Units that are treated as “extraordinary dividends”. In general, an extraordinary dividend is a dividend that is equal to or in excess of 5% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such Preference Unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our Preference Units that is treated as “qualified dividend income”, then any loss recognized by a U.S. Individual Holder from the sale or exchange of such Preference Units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Preference Units

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

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders are encouraged to consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our Preference Units.

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

As discussed more fully below, if we were to be treated as a PFIC for any tax year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our Preference Units, as discussed below. In addition, if a U.S. Holder owns our Preference Units during any tax year that we are a PFIC, such units owned by such holder will be treated as PFIC units even if we are not a PFIC in a subsequent year and, if the total value of all PFIC stock that such holder directly or indirectly owns exceeds certain thresholds, such holder must file IRS Form 8621 with your U.S. federal income tax return to report your ownership of our Preference Units.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any tax year, and a U.S. Holder makes a timely QEF election, such holder hereinafter an “Electing Holder”, then, for U.S. federal income tax purposes, that holder must report as income for its tax year its pro rata share of our ordinary earnings and net capital gain, if any, for our tax years that end with or within the tax year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the Preference Units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in Preference Units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our Preference Units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any tax year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any tax year and, as we anticipate, our units were treated as “marketable stock”, then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Preference Units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each tax year the excess, if any, of the fair market value of the U.S. Holder’s Preference Units at the end of the tax year over the holder’s adjusted tax basis in the Preference Units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Preference Units over the fair market value thereof at the end of the tax year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its Preference Units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our Preference Units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the Preference Units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. The mark-to-market election generally will not be available with respect to subsidiaries. Accordingly, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, the mark-to-market election generally will not be available with respect to such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any tax year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year, such holder hereinafter a “Non-Electing Holder”, would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our Preference Units in a tax year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding tax years, or, if shorter, the portion of the Non-Electing Holder’s holding period for the Preference Units before the tax year) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the Preference Units;

●	the amount allocated to the current tax year and any tax year prior to the tax year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and
●	the amount allocated to each of the other tax years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other tax year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our Preference Units. If we were treated as a PFIC for any tax year and a Non-Electing Holder who is an individual dies while owning our Preference Units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our Preference Units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our Preference Units, you are encouraged to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our Preference Units.

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

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our Preference Units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is “effectively connected” with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment as required by such income tax treaty). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our Preference Units if they are present in the United States for 183 days or more during the tax year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a U.S. Individual Holder of distributions or the proceeds of a disposition of Preference Units will be subject to information reporting. These payments to a U.S. Individual Holder also may be subject to backup withholding if the U.S. Individual Holder:

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

We are subject to the informational requirements of the “Exchange Act”. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding companies, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov.

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

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2024. Based on our evaluation, the CEO and the CFO have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control—Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

C.	Attestation Report of the Registered Public Accounting Firm

Following the delisting of our common shares from the NYSE in July 2023, we are a non-accelerated filer. Therefore, an attestation report of our registered public accounting firm is not required.

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

ITEM 16.    [RESERVED]

ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Despoina Kyritsi and Mr. Konstantinos Andreou, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, are the audit committee members. Ms. Kyritsi qualifies as an “audit committee financial expert”. Our board of directors has affirmatively determined that each of Ms. Kyritsi and Mr. Andreou meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B.    CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership, a copy of which is posted on our website and may be viewed at http://www.gaslogmlp.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of this document upon the written request at no cost. Unitholders may direct their requests to the attention of our General Counsel, GasLog Partners LP, 69 Akti Miaouli, 18537 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2024.

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2023 and December 31, 2024.

The table below sets forth the total amount billed and accrued for Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163) for services performed in 2023 and 2024, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2023	2024

	(Expressed in millions of U.S. Dollars)
Audit fees	$0.30	$0.20
Total fees	$0.30	$0.20

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Partnership, fees for the review of the quarterly financial information, as well as in connection with the review of registration statements and related consents and comfort letters, and any other services required for SEC or other regulatory filings.

Tax Fees

No tax fees were billed by our principal accountant in 2023 and 2024.

Audit-related Fees

No audit-related fees were billed by our principal accountant in 2023 and 2024.

All Other Fees

No other fees were billed by our principal accountant in 2023 and 2024.

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

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are all purchases of our preference units by our affiliated purchasers for the period ended December 31, 2024.

	Number of	Number of	Number of
	Series A Preference	Series B Preference	Series C Preference	Average
	Units	Units	Units	Price Paid
Period	Purchased	Purchased	Purchased	Per Unit ($)
November 2024 (1)	100	4,944	50	$25.72
December 2024 (2)	—	6,505	19,014	$25.35
Total	100	11,449	19,064	$25.41
(1)	Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members and Paolo Enoizi, for his own benefit, acquired these shares in open-market transactions.
(2)	Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, acquired these shares in open-market transactions.

ITEM 16.F.    CHANGE IN PARTNERSHIP’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.    CORPORATE GOVERNANCE

Overview

Pursuant to certain exceptions for foreign private issuers and issuers that list only preferred units, the Partnership is not required to comply with most of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to the requirements of Form 20-F, we are required to state any significant ways in which our corporate governance practices differ from the practices required by the NYSE for U.S. companies. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our unitholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Independence of Directors

The NYSE rules do not require a listed company that is a foreign private issuer or an issuer that lists only preferred units to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, our board of directors is not required to be comprised of a majority of independent directors. However, our board of directors has determined that each of Ms. Despoina Kyritsi and Mr. Konstantinos Andreou satisfies the independence standards established by the NYSE as applicable to us.

Corporate Governance, Nominating and Compensation Committee

The NYSE rules do not require foreign private issuers, issuers that list only preferred units or limited partnerships like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. Accordingly, we do not have a compensation committee or a nominating/ corporate governance committee.

ITEM 16.H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.     INSIDER TRADING POLICIES

Our board of directors has adopted a Trading Policy that generally prohibits directors, officers, employees, controlling unitholders and their respective related parties (“Covered Persons”) from trading in securities of the Partnership while in possession of material non-public information regarding the Partnership, or in securities of any other company while in possession of material non-public information regarding that company, which knowledge was obtained in the course of service to or employment with GasLog. The Trading Policy also imposes certain pre-clearance requirements and quarterly blackout periods. In addition, among other things, the Trading Policy generally prohibits Covered Persons from (i) trading in equity securities of the Partnership on a short-term basis, (ii) purchasing securities of the Partnership on margin, (iii) purchasing or selling derivatives related to securities of the Partnership (except for certain “permitted hedging derivatives”, which the Trading Policy defines as any derivative transaction to (x) hedge a position in Partnership securities held by the relevant Covered Person for more than 12 months, (y) with respect to the number of Partnership securities less than or equal to the amount such Covered Person could sell at such time in compliance with Rule 144 under the Securities Act of 1933, as amended, and (z) otherwise in compliance with the terms of the Trading Policy) and (iv) selling Partnership securities short (other than short sales effected by an independent financial institution that is party to a permitted hedging derivative, in accordance with its own standard practices and procedures, for the purpose of hedging its own position as a party to, or facilitating the entry by a Covered Person into, such permitted hedging derivative). A copy of our Trading Policy is filed as Exhibit 11.1 to this annual report.

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

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-37 included herein by reference.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	Certificate of Limited Partnership of GasLog Partners LP(1)
1.2	Eighth Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(2)
2.1	Certificate of Formation of GasLog Partners GP LLC(1)
2.2	Limited Liability Company Agreement of GasLog Partners GP LLC(1)
2.3	Description of Securities
4.1	Form of Administrative Services Agreement(1)
4.2	Form of Commercial Management Agreement(1)
4.3	Form of Ship Management Agreement(3)
4.4	Form of Indemnification Agreement for the Partnership’s directors and certain officers(3)
4.5

Facility Agreement dated November 2, 2023, relating to $2,800,000,000 Reducing Revolving Loan Facility among GasLog Ltd. as borrower, Alpha Bank S.A., ABN Amro Bank N.V., BNP Paribas, Citibank, N.A., London, Branch, Credit Suisse AG, Danish Ship Finance A/S, DNB (UK) Limited, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank Abp, Filial I Norge, Oversea-Chinese Banking Corporation Limited and Standard Chartered Bank (Singapore) Limited as mandated lead arrangers and bookrunners; National Australia Bank Limited and Skandinaviska Enskilda Banken AB (publ) as mandated lead arrangers; DNB Bank ASA, London Branch as Agent and security agent; ABN Amro Bank N.V. as Sustainability Co-ordinator; BNP Paribas and Citibank, N.A., London, Branch, as Global Co-ordinators and GAS-one Ltd., GAS-two Ltd., GAS-four Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty seven Ltd., GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., GAS-thirty five Ltd. and GasLog Hellas-1 Special Maritime Enterprise as Owners and Guarantors; GasLog Partners LP, GasLog Carriers Ltd. and GasLog Partners Holdings LLC as Guarantors.(4)*

4.6

Supplemental Agreement dated February 10, 2025 to the Facility Agreement dated November 2, 2023, relating to $2,800,000,000 Reducing Revolving Loan Facility among GasLog Ltd. as borrower, Alpha Bank S.A., ABN Amro Bank N.V., BNP Paribas, Citibank, N.A., Jersey Branch, UBS AG, Danish Ship Finance A/S, DNB (UK) Limited, ING Bank N.V., London Branch, National Australia Bank Limited, National Bank of Greece S.A., Nordea Bank Abp, Filial I Norge, Oversea-Chinese Banking Corporation Limited, Skandinaviska Enskilda Banken AB (publ) and Standard Chartered Bank (Singapore) Limited as lenders and GAS-one Ltd., GAS-two Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty seven Ltd., GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., GAS-thirty five Ltd. and GasLog Hellas-1 Special Maritime Enterprise, GasLog Partners LP, GasLog Carriers Ltd. and GasLog Partners Holdings LLC as Guarantors.*

8.1	List of Subsidiaries of GasLog Partners LP
11.1	Trading Policy
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Financial Officer
13.1	GasLog Partners LP Certification of Paolo Enoizi, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes- Oxley Act of 2002

Exhibit No.	Description
13.2	GasLog Partners LP Certification of Achilleas Tasioulas, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
97.1	Clawback Policy(4)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase
104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)
(1)	Previously filed as an exhibit to GasLog Partners LP’s Registration Statement on Form F-1 (File No. 333-195109), declared effective by the SEC on May 6, 2014, and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Exhibit 3.2 to GasLog Partners LP’s Report on Form 6-K (File No. 001-36433), filed with the SEC on July 24, 2023, hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on February 12, 2016, hereby incorporated by reference to such Report.
(4)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on March 7, 2024, hereby incorporated by reference to such Report.
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

Dated: March 14, 2025

GASLOG PARTNERS LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GasLog Partners LP and subsidiaries (the “Partnership”) as of December 31, 2023 and 2024, the related consolidated statements of profit or loss and total comprehensive income or loss, changes in partners’ equity and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Tangible fixed assets & Right-of-Use Assets—Impairment of vessels—Refer to Notes 2, 3 and 4 to the financial statements

Critical Audit Matter Description

As at December 31, 2024, 4 out of 10 owned vessels and 3 out of 4 bareboat vessels (right-of-use-assets) had impairment indications.

The Partnership’s owned vessels and bareboat vessels are evaluated for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, and conversely, for reversal of impairment. For each vessel (owned and bareboat vessels consisting of Steam and TFDE type vessels), whenever impairment indicators or impairment reversal indicators are identified, management estimates the recoverable amount, which is the higher of fair value less cost to sell and value in use and compares it to the carrying value. As of December 31, 2024, negative indicators were identified for the Partnership’s Steam and TFDE vessels, which triggered the existence of potential impairment of certain Steam and TFDE vessels. The Partnership assesses value in use using discounted future cash flows, which requires management to make estimates and assumptions, of which estimated long-term charter rates for non-contracted revenue days involves the most significant judgment, estimation and subjectivity.

As at December 31, 2024, the Partnership performed an impairment assessment for its owned and bareboat TFDE and Steam vessels by calculating each vessel’s value in use which incorporated estimated long-term charter rates for non-contracted revenue days. Estimated long-term charter rates for non-contracted revenue days reflect both (1) the “Period 1” – 2025 assumed Time Charter Equivalent (TCE) rate which aligns with the Partnership’s approved budget and is applied from the end of the vessel’s charter party agreement expiration up to December 31, 2025 and (2) the “Period 2” TCE rate, which is applied from January 1, 2026 until the end of the vessel’s useful life, based on longer-term expectations for the LNG industry.

We identified estimated long-term charter rates for non-contracted days, as defined above, used in the discounted projected net operating cash flows for owned and bareboat vessels with the impairment indicator as a critical audit matter because of the complex judgments made by management to estimate them and the significant impact they have on discounted cash flows expected to be generated over the remaining useful life of the vessel, and due to the sensitivity of it in the value in use calculations. Performing audit procedures to evaluate the reasonableness of management’s estimates of long-term charter rates for non-contracted revenue days required a high degree of auditor judgment and an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimated long-term charter rate assumption for non-contracted revenue days used by management to estimate the recoverable amount of Steam and TFDE owned and bareboat vessels included the following:

i.	We tested the design and implementation of the controls over management’s estimation of the recoverable amount of Steam and TFDE owned and bareboat vessels for which impairment indicators were identified, including controls over the assumption for the estimated long-term charter rate for non-contracted revenue days.
ii.	We evaluated the reasonableness of the Period 1- 2025 TCE rate for each of the Steam and TDFE owned and bareboat vessels for non-contracted revenue days up to December 31, 2025, by comparing management’s assumptions for vessels to market data and considered whether actual time charters agreed with charterers for similar vessels.
iii.	We evaluated the reasonableness of management’s estimated Period 2 TCE rates for each of the Steam and TDFE owned and bareboat vessels for non-contracted revenue days assumptions as follows:
1.	We re-assessed the rationale and evidence for the estimated long-term charter rate assumptions. This included examining the differential between the Period 2 TCE rates for each vessel type as assumed by management. Our assessment involved comparing these assumptions to historic new build prices, actual charter rates, and available market data on nearer-term charter rates. We focused particularly on the charter rate differentials between Steam and non-Steam vessels, as well as between TFDE and non-TFDE vessels.
2.	We compared them with management’s assumptions for the period up to December 31, 2025, for which market data was available and assessed the reasonableness of the changes in management’s charter rate assumptions over the forecast period in light of evidence gathered about the potential future evolution of the LNG shipping market, including forecasts and reports published by external industry experts.
iv.	We assessed the sensitivity disclosures in Notes 3 and 4 based on our own sensitivity analysis and checked management’s calculations of those sensitivities.
v.	We evaluated management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 14, 2025

We have served as the Partnership’s auditor since 2021.

GasLog Partners LP

Consolidated statements of financial position

As of December 31, 2023 and 2024

(All amounts expressed in thousands of U.S. Dollars, except unit data)

		December 31,	December 31,
	Note	2023	2024
Assets
Non-current assets
Other non-current assets		1,988	1,482
Tangible fixed assets	3	1,477,458	1,276,472
Right-of-use assets	4	126,549	129,890
Total non-current assets		1,605,995	1,407,844
Current assets
Trade and other receivables	5	24,444	13,383
Due from related parties	14	15,295	10,408
Inventories		2,912	2,725
Prepayments and other current assets		5,706	3,986
Cash and cash equivalents		11,887	7,771
Total current assets		60,244	38,273
Total assets		1,666,239	1,446,117
Partners’ equity and liabilities
Partners’ equity
Common unitholders and general partner (16,036,602 common and 1,080,263 general partner units issued and outstanding as of December 31, 2023 and December 31, 2024)	6	1,240,347	1,016,574
Preference unitholders (5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units issued and outstanding as of December 31, 2023 and December 31, 2024)	6	280,069	280,129
Total partners’ equity		1,520,416	1,296,703
Current liabilities
Trade accounts payable		9,330	7,733
Other payables and accruals	8	42,188	33,784
Lease liabilities—current portion	4	28,831	42,741
Total current liabilities		80,349	84,258
Non-current liabilities
Lease liabilities—non-current portion	4	65,077	64,852
Other non-current liabilities		397	304
Total non-current liabilities		65,474	65,156
Total partners’ equity and liabilities		1,666,239	1,446,117

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of profit or loss and total comprehensive income or loss

For the years ended December 31, 2022, 2023 and 2024

(All amounts expressed in thousands of U.S. Dollars)

	Note	2022	2023	2024
Revenues	9	371,034	397,838	356,262
Voyage expenses and commissions	10	(6,756)	(10,998)	(9,141)
Vessel operating costs	12	(72,363)	(67,753)	(69,731)
Depreciation	3,4	(87,490)	(98,472)	(104,900)
General and administrative expenses	11	(17,509)	(22,795)	(16,422)
Gain/(loss) on disposal of vessels	3	171	(1,033)	8,196
Impairment loss	3,4	(32,471)	(142)	(8,674)
Profit from operations		154,616	196,645	155,590
Financial costs	13	(47,639)	(67,060)	(4,830)
Financial income	13	2,363	7,612	190
Gain on derivatives	17	9,646	1,512	—
Total other expenses, net		(35,630)	(57,936)	(4,640)
Profit and total comprehensive income for the year		118,986	138,709	150,950

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of changes in partners’ equity

For the years ended December 31, 2022, 2023 and 2024

(All amounts expressed in thousands of U.S. Dollars)

	Common		Total
	unitholders and	Preference	Partners’
	general partner	unitholders	equity
Balance as of January 1, 2022	590,164	329,334	919,498
Repurchases of preference units (Note 6)	195	(49,442)	(49,247)
Issuances of general partner units (Note 6)	16	—	16
Distributions declared and paid (Note 6)	(2,100)	(27,001)	(29,101)
Share-based compensation, net of accrued distribution	758	—	758
Partnership’s profit and total comprehensive income	92,528	26,458	118,986
Balance as of December 31, 2022	681,561	279,349	960,910
Capital contribution from GasLog - Borrowings repayments (Note 7)	764,080	—	764,080
Deemed distribution to GasLog ($50,000 loan pay-out by GasLog Partners) (Note 1)	(50,000)	—	(50,000)
Stock plan termination	(1,486)	—	(1,486)
Distributions declared and paid (Note 6)	(265,512)	(26,747)	(292,259)
Share-based compensation, net of accrued distribution	462	—	462
Partnership’s profit and total comprehensive income	111,242	27,467	138,709
Balance as of December 31, 2023	1,240,347	280,069	1,520,416
Return of capital contributions (Note 6)	(148,220)	—	(148,220)
Distributions declared and paid (Note 6)	(197,462)	(28,981)	(226,443)
Partnership’s profit and total comprehensive income	121,909	29,041	150,950
Balance as of December 31, 2024	1,016,574	280,129	1,296,703

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of cash flows

For the years ended December 31, 2022, 2023 and 2024

(All amounts expressed in thousands of U.S. Dollars)

	Note	2022	2023	2024
Cash flows from operating activities:
Profit for the year		118,986	138,709	150,950
Adjustments for:
Depreciation	3,4	87,490	98,472	104,900
Impairment loss	3,4	32,471	142	8,674
(Gain)/loss on disposal of vessels	3	(171)	1,033	(8,196)
Financial costs	13	47,639	67,060	4,830
Financial income	13	(2,363)	(7,612)	(190)
Gain on derivatives (excluding realized gain on forward foreign exchange contracts held for trading)	17	(9,646)	(1,447)	—
Share-based compensation	11	760	1,357	—
		275,166	297,714	260,968
Movements in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		361	(13,590)	11,003
Decrease/(increase) in inventories		97	(18)	187
Change in related parties, net		1,459	(17,530)	5,321
(Increase)/decrease in prepayments and other current assets		(1,959)	(2,314)	1,720
(Increase)/decrease in other non-current assets		(111)	(1,833)	506
Decrease in other non-current liabilities		(86)	(1,111)	(93)
(Decrease)/increase in trade accounts payable		(366)	4,349	(178)
Increase/(decrease) in other payables and accruals		3,183	(3,269)	(9,538)
Net cash provided by operating activities		277,744	262,398	269,896
Cash flows from investing activities:
Proceeds from sale of vessel and sale and lease-back, net	3,4	101,981	137,188	148,220
Payments for tangible fixed assets additions		(2,529)	(15,169)	(8,477)
Payments for right-of-use assets		(16)	(5,525)	(614)
Financial income received		1,974	7,943	248
Purchase of short-term cash deposits		(50,000)	(58,000)	—
Maturity of short-term cash deposits		25,000	83,000	—
Net cash provided by investing activities		76,410	149,437	139,377
Cash flows from financing activities:
Borrowings repayments	7,18	(168,585)	(217,070)	—
Principal elements of lease payments	4,18	(12,242)	(23,103)	(33,863)
Interest paid		(43,051)	(69,791)	(4,830)
Payment of loan issuance costs, net	18	(21)	359	(33)
Proceeds from interest rate swaps termination	17	—	3,488	—
Proceeds from issuances of general partner units	6	16	—	—
Repurchases of preference units	6	(49,247)	—	—
Payment of offering costs		(20)	—	—
Distributions paid (including common and preference)	6	(29,101)	(292,259)	(226,443)
Return of capital contributions	6	—	—	(148,220)
Net cash used in financing activities		(302,251)	(598,376)	(413,389)
Effects of exchange rate changes on cash and cash equivalents		689	306	—
Increase/(decrease) in cash and cash equivalents		52,592	(186,235)	(4,116)
Cash and cash equivalents, beginning of the year		145,530	198,122	11,887
Cash and cash equivalents, end of the year		198,122	11,887	7,771

Non-Cash Investing and Financing Activities:
Capital expenditures included in liabilities at the end of the year		8,090	2,374	2,014
Financing costs included in liabilities at the end of the year	18	14	33	—
Loan assumed from Parent through deemed distributions	18	—	50,000	—
Borrowings repayments through capital contributions	7,18	—	764,080	—
Non-cash prepayment of lease payments	4	11,626	11,979	5,329
Capital expenditures included in liabilities at the end of the year - Right-of-use assets		—	326	—

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Notes to the consolidated financial statements

For the years ended December 31, 2022, 2023 and 2024

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

GIC, a global institutional investor, and a fund managed by BlackRock’s Global Infrastructure Partners (“BlackRock”) have entered into an agreement whereby GIC acquired BlackRock’s approximately 45% shareholding in GasLog, which holds 100% of the common units of the Partnership. Following the consummation of this transaction in January 2025, Blenheim Holdings Ltd., which is wholly owned by the Livanos family, and the Onassis Foundation maintain their respective shareholdings of approximately 55% in the aggregate in GasLog.

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

On October 31, 2022, GasLog Partners completed the sale and lease-back of the Methane Heather Sally with an unrelated third party. The vessel was sold and leased back under a bareboat charter until the middle of 2025, with no repurchase option or obligation.

On March 30, 2023, GasLog Partners completed the sale and lease-back of the GasLog Sydney with a wholly owned subsidiary of China Development Bank Financial Leasing Co., Ltd. (“CDBL”). The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

On August 27, 2024, GasLog Partners completed the sale and lease-back of the GasLog Santiago with a wholly owned subsidiary of CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of three years with no repurchase option or obligation.

As of December 31, 2024, the companies listed below were 100% held by the Partnership. The Partnership wholly owned 10 LNG vessels and operated four LNG vessels leased back under bareboat charters, as described above:

					Cargo
					Capacity
	Place of	Date of			Cubic Meters
Name	Incorporation	Incorporation	Principal Activities	Vessel	(“cbm”)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Right-of-use asset company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Right-of-use asset company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Right-of-use asset company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	Solaris	155,000	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Glasgow	174,000	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Gibraltar	174,000	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Right-of-use asset company	Methane Heather Sally	145,000	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	Methane Becki Anne	170,000	March 2015
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GasLog-two Malta Ltd.	Malta	August 2022	Dormant	—	—	—

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

As of December 31, 2024, the Partnership’s current assets totaled $38,273 while current liabilities totaled $84,258, resulting in a negative working capital position of $45,985. Current liabilities include an amount of $23,996 of unearned revenue in relation to vessel hires received in advance (which represents a non-cash liability that will be recognized as revenues after December 31, 2024 as the services are rendered).

In considering going concern, management monitors the Partnership’s liquidity position throughout the year to ensure it has access to sufficient funds to meet its forecast cash requirements and its ability to evaluate its future distribution policy with GasLog. Management anticipates that its primary sources of funds over the next twelve months and in the long-term will be available cash, cash from operations, capital contributions from GasLog, new borrowings, future sales and sale and leaseback transactions. Management believes that these anticipated sources of funds will be sufficient to meet its liquidity needs for at least twelve months from the date of this report, and therefore it is appropriate to prepare the financial statements on a going concern basis.

On March 14, 2025, the Partnership’s board of directors authorized the consolidated financial statements for issuance and filing.

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

The cost of an LNG vessel is split into two components, a “vessel component” and a “dry-docking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the value of the vessel. Residual values are based on management’s estimation of the amount that the Partnership would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life.

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

Costs that will be capitalized as part of the future dry-dockings will include a variety of costs incurred, directly attributable to the dry-dock, and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the dry-dock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Dry-docking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the dry-docking period. Expenses related to regular maintenance and repairs of the vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as the dry-docking.

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

The Partnership is a lessee under vessel sale and lease-back arrangements and also leases vessel communication equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. On initial recognition, a lease is recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Partnership. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities as lease liabilities. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect lease payment made. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

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

Critical accounting judgments

In the process of applying the Partnership’s accounting policies as of December 31, 2024, management made several critical accounting judgments in preparing its discounted cashflow analysis, that had the most significant effect on the amounts recognized in the consolidated financial statements.

Key sources of estimation uncertainty are as follows:

Impairment of vessels and right-of-use vessels: The Partnership evaluates the carrying amounts of each of its owned and bareboat vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any. The total carrying amount of the Partnership’s vessels and right-of-use vessels as of December 31, 2024, was $1,398,232 (December 31, 2023: $1,595,964). Recoverable amount is the higher of fair value less costs to sell and value in use. The Partnership’s estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind.

In assessing the fair value less cost to sell of the vessel, the Partnership obtains charter-free market values for its owned vessels from independent and internationally recognized ship brokers on a semi-annual basis, which are also commonly used and accepted by GasLog’s lenders for determining compliance with the relevant covenants in GasLog’s credit facilities. Vessel values can be highly volatile, so the charter-free market values may not be indicative of the current or future market value of the Partnership’s owned vessels, or prices that could be achieved if it were to sell them.

As of December 31, 2024, a number of negative indicators such as the continuous decline of the charter-free market values of the Partnership’s owned steam turbine propulsion (“Steam”) and tri-fuel diesel electric engine propulsion (“TFDE”) vessels as estimated by ship brokers, driven by reduced demand and a decrease in headline rates to historical lows, prompted the Partnership to conclude that events and circumstances triggered the existence of potential impairment for the owned Steam and TFDE vessels.

As of December 31, 2024, the Partnership had sold and leased back three TFDE vessels (GasLog Shanghai, GasLog Santiago and GasLog Sydney) and one Steam vessel (Methane Heather Sally). For GasLog Santiago, which was sold and leased back in August 2024, an impairment assessment was made before its sale without sustaining any impairment charges. Since then, the conditions that could trigger the existence of impairment for this vessel have not changed considering that its charter party expires in March 2026, when a market recovery is expected. Following the above, for the remaining three bareboat vessels (two TFDEs and one Steam) there are indicators for impairment as of December 31, 2024, as described above for the owned vessels.

The Partnership performed an impairment assessment for its owned and bareboat TFDE and Steam vessels by calculating each vessel’s value in use applying the “traditional” approach, i.e. using the single most likely cash flow, for its owned TFDE vessels and the bareboat vessels and the “expected cash flow” approach, i.e. using all expectations about possible cash flows for its owned Steam vessels. The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for our Steam vessels. As of December 31, 2024, the Partnership’s management established its expectations for recovering each Steam vessel’s carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) in the middle of 2025. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management’s established strategic goals and tactical objectives with respect to vessels’ operation and residual value risk management.

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

Revenue assumptions were based on contracted time charter rates up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet’s historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2024, (iii) historical average time charter rates based on publications by independent third party maritime research services (“maritime research publications”), (iv) estimated future time charter rates based on maritime research publications that provide such forecasts and (v) management’s internal assessment of long-term charter rates achievable by each class of vessel.

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

For non-contracted periods starting on the second year for already-expired charters or upon the expiration of the firm charter period of a vessel through the end of each vessel’s useful life, the estimated average time charter rates for Steam and TFDE vessels were based on analysis of future supply and demand for LNG, internally estimated and market-derived costs of building and financing newbuild LNG vessels, the technical characteristics of each vessel and an assessment of the appropriate discount for Steam and TFDE vessels’ charter rates compared to modern newbuild LNG carriers, which is driven largely by unit freight cost differentials and utilization of such vessels. The Partnership also considered estimated future time charter rates, taking into account the significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel-efficient LNG carriers to the global fleet and the anticipated developments in terms of environmental regulations.

Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Partnership’s control, management believes that the use of the revenue estimates discussed above is reasonable as of the reporting date. The Partnership has assumed no inflation nor any other revenue escalation or growth factors in determining forecasted time charter rates beyond the contracted charter period through the end of a vessel’s useful life, consistent with long-run historical evidence and industry expectations.

The Partnership used an annual operating expenses escalation factor equal to 1% based on historical data and experience, as well as expectations of future inflation on operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for our depreciation policy. All estimates used and assumptions made were in accordance with the Partnership’s internal budgets and historical experience of the shipping industry, taking into account the effect of observable inflationary pressures as of December 31, 2024.

In the Partnership’s impairment assessment as of December 31, 2024, the rate used to discount future estimated cash flows to their present values was 7.99%. This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted further also for vessel-specific risks and uncertainties, as applicable to each probable outcome.

The recoverable amounts (values in use) for two of our owned Steam vessels and one of our bareboat TFDE vessels calculated as per above were lower than the respective carrying amounts of those vessels and, consequently, an impairment loss of $8,674 was recognized in the year ended December 31, 2024 (Notes 3 and 4).

In connection with the impairment testing of our owned and bareboat vessels as of December 31, 2024, we performed a sensitivity analysis on the most difficult, subjective or complex assumptions that have the potential to affect the outcome of the impairment assessment, which is the projected charter hire rate used to forecast future cash flows for non-contracted revenue days and the discount rate used. It is reasonably possible that changes to these assumptions within the next financial year could require a material adjustment of the carrying amount of the Partnership’s vessels and right-of-use vessels.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current year:

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements (as further amended in October 2022) to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment is effective for annual periods beginning on or after January 1, 2024 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. This amendment did not have a material impact on the Partnership’s financial statements.

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

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements the new standard on presentation and disclosure in financial statements, which will replace IAS 1 Presentation of financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures), and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The new standard will be applied from its mandatory effective date of January 1, 2027 and should be applied retrospectively. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Partnership’s financial statements.

In May 2024, the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, to clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, to add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance targets), and to make updates to the disclosures for equity instruments designated at fair value through other comprehensive income. The amendments will be effective for annual periods beginning on or after January 1, 2026. Management anticipates that these amendments will not have a material impact on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Partnership’s financial statements.

3. Tangible fixed assets

The movements in tangible fixed assets (i.e. vessels and their associated depot spares) are reported in the following table:

			Total
		Other tangible	tangible fixed
Cost	Vessels	assets	assets
As of January 1, 2023	2,358,896	5,612	2,364,508
Additions, net	7,748	1,705	9,453
Disposal	(203,884)	—	(203,884)
Write-off of fully amortized drydocking component	(7,173)	—	(7,173)
As of December 31, 2023	2,155,587	7,317	2,162,904
Additions, net	8,117	—	8,117
Disposal	(201,842)	—	(201,842)
Write-off of fully amortized drydocking component	(54)	—	(54)
As of December 31, 2024	1,961,808	7,317	1,969,125
Accumulated depreciation and impairment loss
As of January 1, 2023	686,737	—	686,737
Depreciation	59,424	—	59,424
Disposal	(53,542)	—	(53,542)
Write-off of fully amortized drydocking component	(7,173)	—	(7,173)
As of December 31, 2023	685,446	—	685,446
Depreciation	55,782	—	55,782
Disposal	(56,489)	—	(56,489)
Impairment loss	7,968	—	7,968
Write-off of fully amortized drydocking component	(54)	—	(54)
As of December 31, 2024	692,653	—	692,653
Net book value
As of December 31, 2023	1,470,141	7,317	1,477,458
As of December 31, 2024	1,269,155	7,317	1,276,472

All vessels have been pledged as collateral under the terms of the Five-Year Sustainability-Linked Senior Secured Reducing Revolving Credit Facility in the amount of $2.8 billion entered into by GasLog (the “Facility”) (Note 7).

On March 30, 2023, GAS-five Ltd. completed the sale and lease-back of the GasLog Sydney with a wholly owned subsidiary of CDBL (Note 4).

As of June 30, 2024, GasLog Partners had been pursuing an agreement for the sale and lease-back of a TFDE LNG carrier, the GasLog Santiago, which was completed on August 27, 2024 (Note 4). All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met as of June 30, 2024. As a result, the carrying amount of the GasLog Santiago ($145,353) was remeasured at the lower between carrying amount and fair value less costs to sell, resulting in no recognition of impairment loss and the vessel was reclassified as “Vessel held for sale” (within current assets) as of June 30, 2024. During the year ended December 31, 2024, a gain on disposal of $8,196 was recognized in profit or loss.

As of December 31, 2024, a number of negative indicators such as the continuous decline of the charter-free market values of the Partnership’s owned vessels as estimated by ship brokers, driven by reduced demand, and a decrease in headline rates to historical lows, prompted the Partnership to conclude that events and circumstances triggered the existence of potential impairment for the owned vessels, in accordance with the Partnership’s accounting policy (Note 2).

The recoverable amounts (values in use) for two of the Steam vessels owned by the Partnership were lower than the respective carrying amounts of these vessels and, consequently, an aggregate impairment loss of $7,968 was recognized in the consolidated statement of profit or loss in the year ended December 31, 2024.

	As of December 31, 2024
Vessel	Impairment loss	Recoverable amount
Methane Jane Elizabeth	(5,321)	53,827
Methane Alison Victoria	(2,647)	55,770
Total	(7,968)	109,597

As of December 31, 2024, the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the “re-chartering rate”) and the discount rate used. The average long-term re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $35 per day and for the TFDE vessels was $65 per day. Increasing/decreasing the average re-chartering rate used by $5 per day would (decrease)/increase the impairment loss by $(7,968)/$14,305. The adjusted discount rate used for the Steam vessels was 8.79% while for the TFDE vessels was 8.39%. Increasing/decreasing the discount rate by 0.5% would increase/(decrease) the impairment loss by $2,121/($2,236), respectively.

4. Leases

The movements in right-of-use assets are reported in the following table:

		Vessels’
Right-of-Use Assets	Vessels	Equipment	Total
As of January 1, 2023	93,158	167	93,325
Additions, net	71,315	957	72,272
Depreciation	(38,650)	(398)	(39,048)
As of December 31, 2023	125,823	726	126,549
Additions, net	52,598	567	53,165
Depreciation	(48,638)	(480)	(49,118)
Impairment loss	(706)	—	(706)
As of December 31, 2024	129,077	813	129,890

On March 30, 2023, GasLog Partners completed the sale and lease-back of the GasLog Sydney with a wholly owned subsidiary of CDBL. The vessel was sold to CDBL for net proceeds of $137,188 and leased back under a bareboat charter for a period of five years with no repurchase option or obligation. This sale and lease-back met the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $67,779 and a corresponding lease liability of $55,800.

On August 27, 2024, GasLog Partners completed the sale and lease-back of the GasLog Santiago with a wholly owned subsidiary of CDBL. The vessel was sold to CDBL for net proceeds of $148,220 and leased back under a bareboat charter for a period of three years with no repurchase option or obligation. This sale and lease-back met the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $52,310 and a corresponding lease liability of $46,981.

As of December 31, 2024, a number of negative indicators, as described in Note 3, triggered the existence of potential impairment for three of the four right-of-use vessels, in accordance with the Partnership’s accounting policy (Note 2). For GasLog Santiago, which was sold and leased back in August 2024 an impairment assessment was made before its sale without sustaining any impairment charges. Since then, the conditions that could trigger the existence of impairment for this vessel have not changed considering that its charter party expires in March 2026, when a market recovery is expected.

The recoverable amount (value in use) for one of the TFDE vessels chartered by the Partnership was lower than the respective carrying amount of this vessel and, consequently, an aggregate impairment loss of $706 was recognized in the consolidated statement of profit or loss in the year ended December 31, 2024.

	As of December 31, 2024
Right-of-use vessel	Impairment loss	Recoverable amount
GasLog Sydney	(706)	47,228
Total	(706)	47,228

As described in Note 3, increasing/decreasing the average re-chartering rate used by $5 per day would (decrease)/increase the impairment loss by $(706)/$3,387. Increasing/decreasing the discount rate by 0.5% would increase/(decrease) the impairment loss by $358/($364), respectively.

An analysis of the lease liabilities is as follows:

	Lease Liabilities
	2023	2024
As of January 1,	62,569	93,908
Additions, net	54,442	47,548
Interest expense on leases (Note 13)	3,785	4,662
Payments	(26,888)	(38,525)
As of December 31,	93,908	107,593
Lease liabilities—current portion	28,831	42,741
Lease liabilities—non-current portion	65,077	64,852
Total	93,908	107,593

An amount of $85,435 has been recognized in the consolidated statement of profit or loss under Revenues for the year ended December 31, 2024 ($69,082 for the year ended December 31, 2023 and $24,973 for the year ended December 31, 2022), which represents the revenue from subleasing right-of-use assets.

5. Trade and Other Receivables

Trade and other receivables consisted of the following:

	As of
	December 31,
	2023	2024
Due from charterers	6,374	1,008
Accrued income	8,708	8,348
Insurance claims	3,433	375
Other receivables	5,929	3,652
Total	24,444	13,383

Accrued income represents net revenues receivable from charterers, which have not yet been invoiced; all other amounts not yet invoiced are included under Other receivables.

6. Partners’ Equity

On April 1, 2022, GasLog Partners issued 33,700 common units in connection with the vesting of 19,638 Restricted Common Units (“RCUs”) and 14,062 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”). On June 30, 2022, GasLog Partners issued 101,964 common units in connection with the vesting of 50,982 RCUs and 50,982 PCUs under its 2015 Plan.

In connection with the aforementioned transactions during this year ended December 31, 2022, the Partnership also issued 2,769 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest for net proceeds of $16.

On July 1, 2022, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the third tranche of its Class B units issued upon the elimination of incentive distribution rights (“IDRs”) in June 2019.

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

Following the completion of the Transaction, the previously unvested RCUs and PCUs vested and were settled. The PCUs vested with performance goals deemed achieved based on actual achievement as of immediately prior to the Effective Time. Since the completion of the Transaction, the Partnership does not provide any type of Equity Compensation Plan or Long-Term Incentive Plan.

During the year ended December 31, 2024, the Partnership returned to GasLog $148,220 as return of capital contributions being equal to the net proceeds from the sale and leaseback of GasLog Santiago, which was a vessel pledged as collateral under the terms of the facility entered into by GasLog in November 2023 (Note 7).

As of December 31, 2024 and December 31, 2023, the Partnership’s capital consisted of 16,036,602 outstanding common units, 1,080,263 outstanding general partner units and 11,642,411 Preference Units (5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units, and together with the Series A Preference Units and the Series B Preference Units, the “Preference Units”).

Cash distributions

The Partnership’s cash distributions for the years ended December 31, 2022, 2023 and 2024 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
January 26, 2022	Common	$0.01	February 9, 2022	522
February 25, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2022	7,112
April 27, 2022	Common	$0.01	May 11, 2022	522
May 12, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 15, 2022	6,898
July 27, 2022	Common	$0.01	August 11, 2022	528
July 27, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 15, 2022	6,777
October 26, 2022	Common	$0.01	November 10, 2022	528
October 26, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	December 15, 2022	6,214
Total				$29,101
January 25, 2023	Common	$0.01	February 9, 2023	528
January 25, 2023	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2023	6,159
April 26, 2023	Common	$0.01	May 11, 2023	529
May 10, 2023	Preference (Series A, B, C)	$0.5390625, $0.6887222, $0.53125	June 15, 2023	6,776
July 7, 2023	Common	$3.28	July 12, 2023	174,797
August 2, 2023	Preference (Series A, B, C)	$0.5390625, $0.7249747, $0.53125	September 15, 2023	6,902
November 15, 2023	Preference (Series A, B, C)	$0.5390625, $0.7274123, $0.53125	December 15, 2023	6,910
December 22, 2023	Common	$5.2380174	December 22, 2023	89,658
Total				$292,259
February 26, 2024	Preference (Series A, B, C)	$0.5390625, $0.7253680, $0.53125	March 15, 2024	6,903
March 28, 2024	Common	$3.3672969	March 28, 2024	57,638
May 9, 2024	Preference (Series A, B, C)	$0.5390625, $0.7302596, $0.6969096	June 17, 2024	7,427
June 28, 2024	Common	$2.9931528	June 28, 2024	51,233
July 31, 2024	Preference (Series A, B, C)	$0.5390625, $0.7311853, $0.6978353	September 16, 2024	7,435
September 30, 2024	Common	$2.8684381	September 30, 2024	49,099
November 13, 2024	Preference (Series A, B, C)	$0.5390625, $0.6977798, $0.6647923	December 16, 2024	7,216
December 20, 2024	Common	$2.3072219	December 20, 2024	39,492
Total				$226,443

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

General Partner Interest

The Partnership Agreement (as amended following the Transaction) provides that the general partner will be entitled to distributions in accordance with its percentage interest. As of December 31, 2024, the percentage interest is 6.3% (6.3% as of December 31, 2023). The general partner has the right, but not the obligation, to contribute a proportionate amount of capital to the Partnership to maintain its percentage interest if the Partnership issues additional common units. The general partner’s interest, and the percentage of the Partnership’s cash distributions to which it is entitled, will be proportionately reduced if the Partnership issues additional common units in the future and the general partner does not contribute a proportionate amount of capital to the Partnership in order to maintain its general partner interest. The general partner will be entitled to make a capital contribution in order to maintain its general partner interest in the form of the contribution to the Partnership of common units based on the current market value of the contributed common units to the Partnership.

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

From and including the original issue date to, but excluding, March 15, 2023, distributions on the Series B Preference Units accrued at 8.200% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2023, the Series B Preference Units are redeemable, wholly or partially, at our option, and the distribution rate was a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit of Series B Preference Units. On June 30, 2023, Intercontinental Exchange (“ICE”) Benchmark Administration, the administrator of LIBOR, ceased to publish the overnight and one, three, six and twelve month LIBOR settings on a representative basis. Effective September 15, 2023, in accordance with the terms of the Series B Preference Units, the three-month LIBOR utilized as the base rate for the calculation of the floating rate distributions payable with respect to the Series B Preference Units was replaced by the Term Secured Overnight Financing Rate (“SOFR”) for a three month tenor published by the Chicago Mercantile Exchange (“CME”) plus a credit spread adjustment of 0.26161% (“Credit Adjusted Term SOFR”) plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. Credit Adjusted Term SOFR was used as the base rate for the first time with respect to the distributions payable for the distribution period beginning September 15, 2023 and ending December 15, 2023 and is calculated every three months going forward. The distribution rates are not subject to adjustment.

From and including the original issue date to, but excluding, March 15, 2024, the distributions on the Series C Preference Units accrued at 8.500% per annum per $25.00 of liquidation preference per unit. From and including March 15, 2024, the Series C Preference Units are redeemable, wholly or partially, at our option, and the distribution rate is a floating rate equal to the three-month Credit Adjusted Term SOFR plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit of Series C Preference Units. The distribution rates are not subject to adjustment.

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

Under the Partnership’s preference unit repurchase programme established in 2021, renewed in 2022 and covering the period from March 11, 2021 to March 31, 2023, the preference units repurchased and cancelled as well as the amounts paid including commissions for the year ended December 31, 2022 are presented in the following table, there were no preference units repurchased and cancelled for the years ended December 31, 2024 and December 31, 2023:

		Amount paid
		including
Series	Number of units	commissions
Series A Preference Units	665,016	16,423
Series B Preference Units	639,189	16,080
Series C Preference Units	669,406	16,744
Total for the year ended December 31, 2022	1,973,611	$49,247

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

On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea Bank Abp, filial i Norge and Iyo Bank Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a five-year credit facility of up to $450,000 (the “2019 GasLog Partners Facility”). Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 GasLog Partners Facility were the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth. The 2019 GasLog Partners Facility bore interest at LIBOR plus a margin.

On October 26, 2021, the outstanding indebtedness of GAS-three Ltd., in the amount of $97,050 was prepaid pursuant to the sale and lease–back agreement entered into with a wholly owned subsidiary of CDBL.

On March 30, 2023, the outstanding indebtedness of GAS-five Ltd. in the amount of $87,780 was prepaid pursuant to the sale and lease-back agreement entered into with a wholly owned subsidiary of CDBL (refer to Note 4). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $229 written-off to the consolidated statement of profit or loss.

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

On September 14, 2022, the outstanding indebtedness of GAS-twenty Ltd. in the amount of $32,154 was prepaid pursuant to the sale of the Methane Shirley Elisabeth. The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $294 written-off to the consolidated statement of profit or loss.

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

On October 31, 2022, the outstanding indebtedness of GAS-twenty one Ltd., in the amount of $32,939 was prepaid pursuant to the sale and lease-back agreement entered into with an unrelated third party. The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $360 written-off to the consolidated statement of profit or loss.

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

Securities Covenants and Guarantees

On November 2, 2023, GasLog signed, as borrower, the Facility. This financing, involving 14 international banks, includes decarbonization and social key performance targets as a component of the Facility pricing. The Facility refinanced the outstanding debt of $2,123,443 secured by 23 LNG carriers across both GasLog and GasLog Partners, following the acquisition by GasLog on July 13, 2023 of all the outstanding common units of GasLog Partners not already beneficially owned by GasLog. The 23 LNG carriers (12 GasLog vessels and eleven GasLog Partners vessels) included in the Facility were initially comprised of ten dual-fuel two-stroke engine propulsion (“X-DF”) LNG carriers, ten TFDE LNG carriers and three Steam LNG carriers. Citibank, N.A., London Branch and BNP Paribas acted as joint coordinators on the Facility. The transaction was completed on November 13, 2023, with GasLog drawing down an amount of $2,128,000 and $672,000 remaining available as of that date, for general corporate purposes.

The obligations under the Facility are secured as follows:

(i)	first priority mortgages over the owned ships included in the Facility;
(ii)	guarantees from the 22 vessel owning companies securing the Facility, the Partnership, GasLog Partners Holdings LLC and GasLog Carriers Ltd. (the “Guarantors”);
(iii)	a negative pledge of the share capital of GasLog, the Guarantors and GasLog LNG Services; and
(iv)	a first priority assignment of all earnings and insurance related to the owned ships.

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

Compliance with the above covenants is required at all times. GasLog was in compliance with all covenants as of December 31, 2024.

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

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of
	December 31,
	2023	2024
Unearned revenue	28,469	23,996
Accrued off-hire	3,443	478
Accrued purchases	1,992	4,722
Other accruals	8,284	4,588
Total	42,188	33,784

The unearned revenue of $23,996 represents monthly charter hires received in advance as of December 31, 2024 relating to January 2025 (December 31, 2023: $28,469).

9. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the year ended
	December 31,
	2022	2023	2024
Revenues from long-term time charters	183,232	164,257	184,177
Revenues from spot time charters	187,802	233,581	172,085
Total	371,034	397,838	356,262

The Partnership defines long-term time charters as charter party agreements with an initial duration of more than three years (excluding any optional periods), while all charter party agreements of an initial duration of less than (or equal to) three years (excluding any optional periods) are classified as spot time charters.

The technical management service components of revenues from time charters (Revenues from long-term time charters and Revenues from spot time charters) for the years ended December 31, 2022, 2023 and 2024 were $78,149, $69,321 and $72,684, respectively. These figures are not readily quantifiable as the Partnership’s contracts (under time charter arrangements) do not separate these components. The service component amounts are estimated based on the amounts of the vessel operating expenses for each year applying the “cost plus margin” approach.

Payments received include payments for the service components in these time charter arrangements.

10. Voyage Expenses and Commissions

An analysis of voyage expenses and commissions is as follows:

	For the year ended
	December 31,
	2022	2023	2024
Brokers’ commissions on revenues	3,990	4,524	4,079
Bunkers’ consumption and other voyage expenses	2,766	6,474	5,062
Total	6,756	10,998	9,141

Bunkers’ consumption represents mainly bunkers consumed during periods when a vessel is not employed under a charter or off-hire periods (including bunkers consumed during dry-docking).

11. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended
	December 31,
	2022	2023	2024
Administrative services fees (Note 14)	8,513	8,996	8,998
Commercial management fees (Note 14)	4,610	4,890	4,463
Share-based compensation (Note 19)	760	1,357	—
Other expenses	3,626	7,552	2,961
Total	17,509	22,795	16,422

Other expenses include legal and professional costs relating to the Transaction of $1,799 for the year ended December 31, 2024 ($4,144 for the year ended December 31,2023 and nil for the year ended December 31, 2022).

12. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the year ended
	December 31,
	2022	2023	2024
Crew costs	40,019	35,576	35,590
Technical maintenance expenses	16,030	17,591	19,504
Other operating expenses	16,314	14,586	14,637
Total	72,363	67,753	69,731

13. Net Financial Income and Costs

An analysis of financial income and financial costs is as follows:

	For the year ended
	December 31,
	2022	2023	2024
Financial income
Financial income	2,363	7,612	190
Total financial income	2,363	7,612	190
Financial costs
Amortization and write-off of deferred loan issuance costs	4,794	8,878	—
Interest expense on loans	40,879	53,694	—
Interest expense on leases	1,668	3,785	4,662
Commitment fees	68	—	—
Other financial costs including bank commissions	230	703	168
Total financial costs	47,639	67,060	4,830

In the year ended December 31, 2023, an amount of $5,831 representing the write-off of the unamortized deferred loan issuance costs in connection with the termination of all the Partnership’s loans (Note 7) was included in Amortization and write-off of deferred loan issuance costs (December 31, 2022: $654 in connection with the termination of the GAS-twenty Ltd. and the GAS-twenty one Ltd. advances of GasLog Partners $260.3M Facility and GasLog Partners $193.7M Facility).

14. Related Party Transactions

The Partnership has the following balances with related parties which are included in the consolidated statements of financial position:

	As of December 31,
	2023	2024
Due from related parties
Due from GasLog LNG Services (a)	1,803	—
Due from GasLog (b)	13,492	10,408
Total	15,295	10,408
(a)The balance for the year ended December 31, 2023 represents mainly cash advanced by the Partnership to GasLog LNG Services.
(b)The balances for the years ended December 31, 2023 and December 31, 2024 represent mainly cash advanced by the Partnership to GasLog.

The Partnership had the following transactions with related parties for the years ended December 31, 2022, 2023 and 2024:

Company	Details	Account	2022	2023	2024
GasLog LNG Services	Commercial management fee (i)	General and administrative expenses	4,610	4,890	4,463
GasLog	Administrative services fee (ii)	General and administrative expenses	8,513	8,996	8,998
GasLog LNG Services	Management fees (iii)	Vessel operating costs	6,498	6,300	6,300
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	28	49	40
GasLog	Commitment fee under Sponsor Credit Facility (Note 7)	Financial costs	68	—	—
GasLog	Realized loss on interest rate swaps held for trading (Note 17)	Gain on derivatives	1,347	—	—
(i)	Commercial Management Agreements

The vessel-owning subsidiaries of GasLog Partners have entered into commercial management agreements with GasLog LNG Services (collectively, the “Commercial Management Agreements”), pursuant to which GasLog LNG Services provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee is calculated as a fixed commission of 1.25% on the annual gross charter revenues of each vessel, which is payable monthly in advance.

(ii)	Administrative Services Agreement

The Partnership has entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. For the years ended December 31, 2022, 2023 and 2024, the annual service fee was $579, $643 and $643 per vessel per year, respectively.

(iii)	Ship Management Agreements

Each of the vessel owning subsidiaries of GasLog Partners has entered into a ship management agreement and subsequent amendments (collectively, the “Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $37.5 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Ship Management Agreement continues indefinitely until terminated by either party. In April 2022, GAS-eight Ltd. entered into a similar management agreement for the Solaris, previously managed by a subsidiary of Shell plc (“Shell”).

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

15. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including vessels under a lease (Note 4) as of December 31, 2024, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

As of
December 31,
Period	2024
Not later than one year	205,809
Later than one year and not later than two years	123,493
Later than two years and not later than three years	99,647
Later than three years and not later than four years	89,605
Later than four years and not later than five years	29,283
More than five years	6,396
Total	554,233

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

Market risk

Currency Risk: Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership’s functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to technical maintenance and crew costs denominated in euros (“EUR”). Specifically, for the year ended December 31, 2024, approximately $43,311 of the operating and administrative expenses were denominated in euros (December 31, 2023: $49,094 and December 31, 2022: $40,226). As of December 31, 2024, approximately $5,888 of the Partnership’s outstanding trade payables and accruals were denominated in euros (December 31, 2023: $3,946).

As an indication of the extent of the Partnership’s sensitivity to changes in exchange rate, a 10% increase in the average EUR/USD exchange rate would have decreased its profit and cash flows during the year ended December 31, 2024 by $4,331, based upon its expenses during the year (December 31, 2023: $4,909 and December 31, 2022: $4,023).

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

	Less
	than 1
	month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2023
Trade accounts payable	9,224	106	—	—	—	9,330
Other payables and accruals*	2,306	3,901	7,418	—	—	13,625
Lease liabilities	2,717	5,260	24,317	68,862	—	101,156
Total	14,247	9,267	31,735	68,862	—	124,111
December 31, 2024
Trade accounts payable	7,733	—	—	—	—	7,733
Other payables and accruals*	993	5,170	3,165	—	—	9,328
Lease liabilities	4,359	8,300	34,961	68,215	—	115,835
Total	13,085	13,470	38,126	68,215	—	132,896

*Non-financial liabilities are excluded.

The Partnership expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year-end and the cash generated by operating activities. The Partnership expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss and arises from cash and cash equivalents, as well as credit exposures to customers, including trade and other receivables and amounts due from related parties. The Partnership is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Partnership currently deals exclusively with financial institutions and customers with high credit ratings.

	As of
	December 31,
	2023	2024
Cash and cash equivalents	11,887	7,771
Trade and other receivables	24,444	13,383
Due from related parties	15,295	10,408

For the years ended December 31, 2022, December 31, 2023 and December 31, 2024, 44%, 39% and 44%, respectively, of the Partnership’s revenues were earned from subsidiaries of Shell and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership’s principal counterparty and the fact that the hire is being collected in advance. The Partnership did not experience any credit losses on its accounts receivable portfolio during the three years ended December 31, 2024. The carrying amount of financial assets recorded in the consolidated financial statements represents the Partnership’s maximum exposure to credit risk. Management monitors exposure to credit risk and believes that there is no substantial credit risk arising from the Partnership’s counterparty.

The credit risk on liquid funds is limited because the direct and indirect counterparties are banks with high credit ratings assigned by international credit rating agencies.

17. Derivative Financial Instruments

Interest rate swap agreements

The Partnership had entered into interest rate swap agreements which converted the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effected quarterly floating-rate payments to the Partnership for the notional amount based on the three-month LIBOR, and the Partnership effected quarterly payments to the counterparty on the notional amount at the respective fixed rates.

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

The derivative instruments of the Partnership were not designated as cash flow hedging instruments. During the year ended December 31, 2024, the Partnership did not enter into any new interest rate swaps and the change in the fair value of the interest rate swaps for the year ended December 31, 2024 amounted to nil (December 31, 2023: a loss of $88 and December 31, 2022: a gain of $12,821), which was recognized in profit or loss in the year incurred and is included in Gain on derivatives.

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

Forward foreign exchange contracts held for trading

The derivative instruments mentioned above were not designated as cash flow hedging instruments. During the year ended December 31, 2024, the Partnership did not enter into any new forward foreign exchange contracts. During the year ended December 31, 2023, the Partnership entered into 15 new forward foreign exchange contracts with HSBC Bank PLC for a total exchange amount of EUR 11,500 with staggered settlement dates throughout 2023.

An analysis of Gain on derivatives is as follows:

	For the year ended
	December 31,
	2022	2023	2024
Realized loss/(gain) on interest rate swaps held for trading	3,175	(1,535)	—
Realized gain on forward foreign exchange contracts held for trading	—	(65)	—
Unrealized (gain)/loss on interest rate swaps held for trading	(12,821)	88	—
Total gain on derivatives	(9,646)	(1,512)	—

Fair value measurements

The fair value of the Partnership’s financial assets and liabilities approximate to their carrying amounts at the reporting date.

The fair value of derivatives at the end of the reporting period is determined by discounting the future cash flows using the interest rate curves at the end of the reporting period, the estimation of the counterparty risk and the Partnership’s own risk inherent in the contract. The derivatives met Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement. There were no financial instruments in Levels 1, 2 or 3 during the periods presented. The definitions of the levels, provided by IFRS 13 Fair Value Measurement, are based on the degree to which the fair value is observable:

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

18. Cash Flow Reconciliations

The reconciliations of the Partnership’s financing activities for the three years ended December 31, 2024 are presented in the following tables:

A reconciliation of borrowings arising from financing activities is as follows:

			Deferred
		Non-cash	financing
	Cash flows	items	costs, assets	Borrowings
January 1, 2022				1,085,758
Borrowings repayments	(168,585)	—	—	(168,585)
Additions in deferred loan issuance costs	(21)	(14)	14	(21)
Amortization and write-off of deferred loan issuance costs (Note 13)	—	4,794	—	4,794
December 31, 2022				921,946
Borrowings drawdowns	—	50,000	—	50,000
Borrowings repayments (Note 7)	(217,070)	(764,080)	—	(981,150)
Additions in deferred loan issuance costs	359	(19)	(14)	326
Amortization and write-off of deferred loan issuance costs (Note 13)	—	8,878	—	8,878
December 31, 2023				—
Additions in deferred loan issuance costs	(33)	33	—	—
December 31, 2024				—

A reconciliation of net derivative assets/liabilities arising from financing activities is as follows:

		Non-cash	Net derivative
	Cash flows	items	(liabilities)/assets
January 1, 2022			(9,245)
Unrealized gain on interest rate swaps held for trading (Note 17)	—	12,821	12,821
December 31, 2022			3,576
Proceeds from interest rate swaps termination (Note 17)	(3,488)	—	(3,488)
Unrealized loss on interest rate swaps held for trading (Note 17)	—	(88)	(88)
December 31, 2023			—
December 31, 2024			—

A reconciliation of lease liabilities arising from financing activities is as follows:

		Non-cash
	Cash flows	items	Lease liabilities
January 1, 2022			55,898
Additions	—	18,913	18,913
Interest expense on leases (Note 13)	—	1,668	1,668
Payments for interest	(1,668)	—	(1,668)
Principal elements of lease payments	(12,242)	—	(12,242)
December 31, 2022			62,569
Additions	—	54,442	54,442
Interest expense on leases (Note 13)	—	3,785	3,785
Payments for interest	(3,785)	—	(3,785)
Principal elements of lease payments	(23,103)	—	(23,103)
December 31, 2023			93,908
Additions	—	47,548	47,548
Interest expense on leases (Note 13)	—	4,662	4,662
Payments for interest	(4,662)	—	(4,662)
Principal elements of lease payments	(33,863)	—	(33,863)
December 31, 2024			107,593

19. Share-based Compensation

The Partnership had granted to its executives RCUs and PCUs in accordance with the 2015 Plan.

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

Movement in RCUs and PCUs during the year

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2023	247,085	1.49	1,017
Granted during the year	87,919	—	735
Vested during the year	(335,004)	—	(1,752)
Outstanding as of December 31, 2023	—	—	—
Outstanding as of December 31, 2024	—	—	—
PCUs
Outstanding as of January 1, 2023	133,292	0.84	357
Vested during the year	(50,557)	—	(146)
Forfeited during the year	(82,735)	—	(211)
Outstanding as of December 31, 2023	—	—	—
Outstanding as of December 31, 2024	—	—	—

The total expense recognized in respect of equity-settled employee benefits for the year ended December 31, 2024 was nil ($1,357 for the year ended December 31, 2023 and $760 for the year ended December 31, 2022).

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

The Partnership did not qualify for this exemption for the three years ended December 31, 2024. During the year ended December 31, 2024, the estimated U.S. source gross transportation tax was $530 (December 31, 2023: $1,420 and December 31, 2022: $1,529) included in Other payables and accruals and Voyage expenses and commissions.

21. Subsequent Events

On February 10, 2025, GasLog signed a supplemental agreement to the Facility, extending the final reduction date by one year to November 2029.

On February 12, 2025, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.6530831 per preference unit and a distribution on the Series C Preference Units of $0.6204581 per preference unit. The cash distributions are payable on March 17, 2025 to all unitholders of record as of March 10, 2025.

On March 12, 2025, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $2.18 per common unit to GasLog that was settled immediately.