Form 20-F
period 2025-12-31
GasLog Partners LP
filed 2026-03-19
CIK 1598655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission file number: 001-36433

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GasLog Partners LP

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

c/o GasLog LNG Services Ltd 69 Akti Miaouli 18537 Piraeus Greece

(Address of principal executive offices)

Spyros Kokkaliaris, Head of Legal

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

As of December 31, 2025, there were 16,036,602 Partnership Common Units, 1,080,263 General Partner Units, 5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units outstanding.

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

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

●	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
●	fluctuations in charter hire rates, vessel utilization and vessel values;
●	our ability to secure new multi-year charters at economically attractive rates;
●	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, armed conflicts, piracy or acts by terrorists;
●	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
●	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
●	number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	the duration and effects of future pandemics on our workforce, business, operations and financial condition;
●	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
●	fluctuations in exchange rates, especially the dollars and Euro (“EUR”);
●	our ability to expand our portfolio by acquiring vessels;
●	our ability to leverage GasLog’s relationships and reputation in the shipping industry and the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers to obtain new charter contracts;

●	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
●	changes in the ownership of our charterers;
●	our customers’ performance of their obligations under our time charters and other contracts;
●	our future operating performance, financial condition, liquidity and cash available for distributions;
●	our ability to make cash distributions on our Preference Units or the impact of changes to cash distributions on our financial position;
●	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities and funding by banks of their financial commitments;
●	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;
●	risks inherent in ship operation, including the discharge of pollutants;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
●	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including requirements with respect to emissions of air pollutants and greenhouse gases (“GHGs”), as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
●	potential liability from future litigation; and
●	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

Risks Related to the LNG Carrier Business

●	Our results of operations and financial condition depend significantly on charter rates for LNG carriers which may be highly volatile and depend on factors outside of our control. Operating vessels in the spot market, or being unable to recharter the vessels on long-term charters with similar or better rates, means our revenues and cash flows from these vessels will decline following expiration of our current charter arrangements. These factors could have a material adverse effect on our business, results of operations, financial condition, the value of our assets, and could reduce or eliminate our ability to pay distributions on our Preference Units.
●	If the number of vessels available in the short-term or spot LNG carrier market continues to expand and results in reduced opportunities to secure multi-year charters for our vessels, our revenues and cash flows may become more volatile and may decline following expiration or early termination of our current charter arrangements and may adversely impact our ability to pay distributions on our Preference Units.
●	An oversupply of LNG carriers as a result of excessive new ordering in previous years may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future which could adversely affect our results of operations and cash flows, especially in relation to our Steam vessel that is less efficient compared to newer vessels.
●	The LNG shipping industry is subject to substantial environmental and other regulations which may become increasingly stringent as a result of the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the demand for environmental, social and governance (“ESG”) disclosures by investors, lenders and regulators. We may incur substantial costs in complying with new or changing environmental regulations which may affect our results of operations, financial condition and ability to pay distributions on our Preference Units.
●	Ship values may fluctuate substantially, which has resulted in non-cash impairment charges in previous years, including in 2025. A further decline in ship values could cause us to incur an additional loss.

Risks Related to Us

●	Our future success depends on our own and GasLog’s ability to maintain relationships with existing customers, establish new customer relationships and obtain new time charter contracts, for which we face considerable competition from other established companies with significant resources, as well as recent and potential future new entrants. We are reliant on the commercial skills of GasLog to develop, establish and maintain customer relationships on our behalf.
●	We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, charter or vessel would result in a significant loss of revenues and could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	We rely on our information technology systems and networks to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and results of operations.
●	We are subject to certain risks with respect to our relationship with GasLog, and failure of GasLog to comply with certain of its financial covenants under its debt instruments could, among other things, result in a default under the loan facility which is guaranteed by the Partnership and certain of its subsidiaries and secured by our vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
●	Our officers are employed by GasLog and face conflicts in the allocation of their time to our business.

Risks Related to our Preference Units

●	Unitholders may have liability to repay distributions.
●	Our Preference Units are subordinated to our indebtedness and other liabilities, and investors’ interests could be diluted by the issuance of additional preference units and by other transactions.
●	Holders of our Preference Units have extremely limited voting rights.
●	The Preference Units represent perpetual equity interests, and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.
●	The Preference Units have not been rated, and ratings of any other of our securities may affect the trading price of the Preference Units.
●	Market interest rates may adversely affect the value of our Preference Units.
●	The Preference Units are redeemable at our option.
●	Fluctuations in interest rates may adversely affect the value of and return on our Preference Units.

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

As of March 12, 2026, our owned and bareboat fleet consists of 11 LNG carriers. Five of our owned vessels currently operate under long-term time charters (defined as those with initial duration of more than three years) and six of our owned and bareboat vessels are currently trading in the short-term spot market (defined as contracts with initial duration of less than three years). The six vessels operating in the short-term spot market, consisting of one Steam vessel and five TFDE vessels, are due to come off charter in 2026. One of the five vessels operating under long-term time charters, a TFDE vessel, is due to come off charter in June 2026.

Our Steam vessel, in particular is less efficient and has higher CO2 emissions than larger, more technologically advanced modern LNG carriers, and it may be more challenging to find spot and/or term employment for this vessel in the future. Unless we are able to secure longer term charters at attractive rates for our vessels coming off charter, we will have exposure to the spot market which is highly competitive and subject to significant price fluctuations. In addition, there may be extended periods of idle time between charters. Moreover, any longer-term charters we are able to secure for our vessels may not be as long in duration as the multi-year charters we have enjoyed in the past and are likely to be at lower charter rates. In recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market than was historically the case, the duration of term charters for on-the-water vessels is generally anywhere between a few days and three years. If we are unable to secure employment for a vessel, we will not receive any revenues from that vessel but we will be required to pay expenses necessary to maintain the vessel in proper operating condition.

Failure to secure new term charters could adversely affect our future liquidity, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

As of December 31, 2025, we had a total of 1,619 open vessel days during 2026. A failure to obtain charters at acceptable rates on our vessels could adversely affect our business, financial condition, results of operations and cash flows, including cash available for dividends to holders of our Preference Units.

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

The supply of LNG carriers has been increasing as a result of the ordering and delivery of new ships. This oversupply of tonnage and the tight supply of available slots in shipyards have led to a reduction in LNG carrier orders during 2025 compared to 2024 levels, with shipyard prices for newbuild vessels remaining stable at around $250.0 - $255.0 million. High prices are a result of a renewed focus on energy security, diversification and investment in LNG infrastructure after the geopolitical events surrounding the Russia-Ukraine conflict and the decline of Russian pipeline flows to Europe.

According to Poten & Partners Group, Inc. (“Poten”), as of December 31, 2025, the global trading fleet of conventional LNG carriers (>100,000 cbm) consisted of 705 vessels, with another 271 LNG carriers on order (with delivery up to 2031), of which 26 do not have multi-year charters. The majority of these vessels are tied to new projects, including about 31% of confirmed vessel orders tied to Qatar’s North Field Expansion project, and therefore likely to not negatively impact the supply-demand for vessels, unless the Qatar project is delayed.

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

Because we operate our ships in the geographic areas where our customers do business, our operations may be affected by political, governmental and economic conditions in the countries where our ships operate or where they are registered. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units. In particular, our ships frequent LNG terminals in countries including Egypt, Nigeria, Equatorial Guinea and Trinidad, as well as transit through the Gulf of Aden and the Strait of Hormuz. Most recently, the escalating military conflict between the U.S., Israel and Iran and the related attacks on vessels led to the shutdown of the Strait of Hormuz. Depending on the duration and severity of the conflict, shipping in this region may experience prolonged disruption. Similarly, Houthi-led attacks in the Suez Canal region forced LNG shipments to reroute via the Cape of Good Hope, halting canal traffic for much of the past year. Although limited transits resumed to serve Egypt’s LNG import terminal, most Qatari and other shipments to Europe continued to bypass the canal. Panama Canal transits were also previously constrained due to drought-related restrictions, which have since gradually eased.

Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units. Political tensions as a result of changes to trade policies by the U.S. or other countries, and the uncertainty about potential changes, could negatively impact global economic conditions. Trade tensions between the U.S. and China, in particular, remain high, and have escalated in recent periods. The second Trump administration imposed new tariffs on China in 2025, causing China to retaliate with levies on certain U.S. goods. In April 2025, the Office of the U.S. Trade Representative (“USTR”), announced the adoption of additional port fees targeting China’s maritime, logistics and shipbuilding sectors. The U.S. port fees went into effect on October 14, 2025, and were structured to impact certain Chinese-built, owned or operated vessels entering U.S. ports. In response, China’s Ministry of Transport announced parallel Chinese port fees on certain U.S.-linked vessels calling at Chinese ports. While, U.S. and Chinese authorities later announced a temporary suspension of the respective port fees for one year, substantial uncertainty remains as to how the port fees will be assessed following the end of the suspension period on November 10, 2026. Further, on February 13, 2026, the administration released its Maritime Action Plan (the “MAP”) focused on reviving the U.S. shipping sector. Notably, the MAP proposes a “universal infrastructure or security fee,” which would apply more broadly than the USTR special port fees and would cover all internationally built vessels calling at U.S. ports. While specific figures have yet to be determined, the fees would be assessed on the weight of the imported tonnage arriving on the vessel. Currently, the MAP represents a policy plan for the administration, and it is unclear whether any of the initiatives contained therein will ultimately result in binding law or regulation. Given the uncertainties surrounding the implementation and potential magnitude of these proposed fees, as well as any retaliatory measures that other countries may adopt in response, the impact of such measures on our business is difficult to assess at this time.

Additionally, the second Trump administration has imposed and may continue to impose tariffs on imports from Canada and Mexico and has announced plans to impose tariffs on imports from the EU. It is not known whether and to what extent such new tariffs (or other new laws or regulations) will be adopted by the second Trump administration or the effect that any such actions would have on us or on our industry. The hostilities between Russia and Ukraine and attendant sanctions promulgated by the United States, the EU and other countries may also adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas and the imposition of a price cap on Russian-origin oil announced by the U.S., the EU and several other countries in December 2022. In addition, political tensions between China and Taiwan may adversely affect our business and may also have the effect of heightening many of the other risks described in our risk factors, such as those relating to data security, supply chain and market conditions, any of which could negatively affect our business, results of operations, and financial condition. Our business could be harmed by trade tariffs, as well as any trade embargoes or other economic sanctions by the United States or other countries against Russia, the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Terrorist attacks, international hostilities, political change and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks, piracy and the current conflicts in Russia, Ukraine, Iran, the Middle East, Israel, Palestine, the Gulf of Aden, the Red Sea, the Strait of Hormuz and elsewhere, as well as other current and future conflicts and political change, may adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

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

The continuing hostilities in the Middle East may lead to additional acts of terrorism, further regional conflicts, other armed actions around the world and civil disturbance in the United States or elsewhere, which may contribute to further instability in the global financial markets. Recent events in the conflict between Israel and Hamas, the recent military actions involving the U.S., Israel and Iran and related conflicts in the Middle East have created additional concerns for the stability of the supply of oil as such conflicts may broaden or escalate. In particular, Qatar recently announced a complete halt to LNG production following an Iranian drone strike hit its facilities. While it is difficult to predict the impact of the shutdown at this time, if it continues for an extended period, there could be a material impact on the global LNG market.

Geopolitical conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Persian and Arabian Gulf regions and West Africa. The Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. The elevated risks and recent attacks on vessels near the Strait of Hormuz introduced yet a further source of uncertainty, effectively shutting down the Strait of Hormuz and forcing companies to reroute their vessels to avoid the waterway. Such conflicts have caused additional volatility in the energy markets and raised concerns of longer-term supply disruption. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and West Africa. Any terrorist attacks targeted at ships may in the future have a material negative effect on our business, financial condition, results of operations and cash flows and could directly impact our ships or our customers.

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

The LNG shipping industry is subject to substantial environmental and other regulations which may become increasingly stringent as the result of the growing global focus on a lower carbon economy, the effects of climate change (physical and transition) and the demand for ESG disclosures by investors, lenders and regulators. We may incur substantial costs in complying with new or changing environmental regulations which may affect our results of operations, financial condition and ability to pay distributions on our Preference Units.

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

Additional laws, regulations, taxes or levies may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. New or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of GHGs and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. For example, the United States (“U.S.”) and the International Maritime Organisation (“IMO”) have implemented regulations and requirements governing ballast water management systems on oceangoing ships. The IMO has also established progressive standards limiting GHG emissions from ships which began in 2023 and extend towards 2030 and 2050 emissions reduction goals. The European Union (the “EU”) has incorporated shipping within the GHG Emissions Trading System (“EU ETS”) which also includes other sectors. In addition, the Fuel EU Maritime Regulation became effective in 2025, which sets annual well-to-wake GHG intensity targets for vessels. These and other laws or regulations may require additional capital expenditures or operating expenses (such as increased costs for low sulfur fuel or pollution controls or compliance-related penalties or costs) in order for us to maintain our ships’ compliance with international and/or national regulations. We may also become subject to additional laws and regulations if we enter new markets or trades.

The EU’s Taxonomy Regulation establishes an EU framework for the classification of sustainable economic activities with the aim of providing transparency to investors and business as the EU moves towards its 2050 climate neutrality goal. In 2023, new rules became effective under the Taxonomy Regulation classifying natural gas and nuclear power generation as “transitional technologies” (provided they meet certain criteria, such as replacing coal plants, and subject to certain limits and phase put periods) and establishing new disclosure rules for companies regarding annual reporting about compliance with green criteria.

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

Some of these laws and conventions, including OPA and the London Convention, include provisions limiting potential liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a ship owner’s or operator’s intentional or reckless conduct. These limitations are also subject to periodic updates and may otherwise be amended in the future.

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

Ship values may fluctuate substantially, which has resulted in non-cash impairment in previous years, including in 2025. A further decline in ship values could cause us to incur an additional loss.

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

If the market values of our ships decline, we may be required to record additional impairment charges in our financial statements, which could adversely affect our results of operations. For a discussion of impairment charges for the year ended December 31, 2025, see “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates—Impairment of Vessels and Right-of-use Assets”. If a charter contract expires or is terminated by the customer, we may be unable to redeploy the affected ships at attractive rates and, rather than continue to incur costs to maintain them, we may seek to dispose of them. Any foreclosure on our ships, or any disposal by us of a ship at a time when ship values have fallen, could result in a loss and could materially and adversely affect our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

Climate change and greenhouse gas emissions restrictions may adversely impact our results of operations, financial condition and ability to pay distributions on our Preference Units.

Due to concern over the risks of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce GHG emissions from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates relating to renewable energy. Although emissions of GHGs from international shipping are not currently subject to agreements under the United Nations Framework Convention on Climate Change, such as the “Kyoto Protocol” and the “Paris Agreement”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions beyond those already adopted under the International Convention for the Prevention of Marine Pollution from Ships (“MARPOL”). In 2023, regulations for the EU-wide trading scheme for industrial GHG emissions, the EU ETS, were amended in order to include emissions from maritime transport activities and to require the monitoring, reporting and verification of emissions of additional GHGs and emissions from additional ship types. In 2024, the EU ETS was extended to cover CO2 emissions from all large ships (5,000 gross tonnage and above) entering EU ports, and as of January 1, 2026 it was further extended to also cover methane and nitrous oxide emissions. Shipping companies will need to buy and surrender allowances that correspond to the emissions covered by the system. The Fuel EU Maritime Regulation, which entered into force on January 1, 2025, sets well-to-wake GHG emission intensity requirements, among other provisions. Shipping companies will need to pay penalties for non-compliant vessels. Compliance with these and any future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire emissions allowances, pay taxes related to our GHG emissions or administer and manage a GHG emissions program. Such compliance could also affect our revenues and change significantly the market in which we compete, which may adversely affect any strategic growth opportunities.

There is increasing focus on the environmental (including GHG emissions) footprint of the energy and transportation sectors from governments, regulators, shareholders, customers, environmental non-governmental organizations and other stakeholders. This has resulted in some of our charterers setting specific GHG emissions reduction targets covering all of their activities and products and those of their suppliers. Our vessels on charter to those charterers and other energy companies form part of their supply chain and may be captured within such targets. In addition, many large financial institutions are under pressure to both reduce their own environmental footprints and to monitor the footprints of the companies and projects to which they lend. While LNG is among the cleanest marine transportation fuels, the focus and pressure on the environmental footprint of the marine transportation sector is likely to remain high and may increase. For example, in 2022, IMO amendments to MARPOL Annex VI entered into force that require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures. Additionally, in 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that provides new mid-term emissions reduction goals and guidance. In April 2025, at Marine Environment Protection Committee (“MEPC”) 83, the MEPC of the IMO approved the draft legal text of the IMO Net-Zero framework (“NZF”) to be included as a new chapter in MARPOL Annex VI, among other climate-related measures. The NZF includes a new fuel standard for ships and a global GHG emissions pricing mechanism. These regulations were slated for adoption in October 2025, however MEPC agreed to adjourn the meeting on adoption until October 2026. As a result, the NZF may be subject to further changes. Adoption of the NZF and other regulatory measures implementing the IMO GHG framework may require us to incur additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector and increased use of zero or near-zero GHG emission technologies, among other obligations. Any specific requirements imposed on GasLog by regulators, governments, customers or other stakeholders may impact the useful life of our vessels, increase our operating costs or require us to undertake significant investments in our vessels which may reduce our revenues, profits and cash flows and may impact our ability to pay distributions to holders of our Preference Units.

Adverse effects of climate change upon the oil and gas industry, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of GHGs or other concerns relating to climate change may reduce the demand for oil and natural gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

Public health crises, such as an epidemic or pandemic, and related governmental responses thereto may have negative effects on the global economy, energy demand and on our results of operations and financial condition.

Any public health crises, such as that experienced during COVID-19, may negatively affect our business and operations, the health of our crews and the availability of our fleet, as well as our financial position and prospects. The COVID-19 pandemic introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. Further, the onset of the COVID-19 pandemic resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. Any future reduction in LNG demand and further closure of, or restricted access to, ports and terminals in regions affected by a virus may lead to reduced chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. If this were to occur, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations. With six of our vessels currently trading in the short-term spot market, any additional exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows.

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

If any of our ships are unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our ships), our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units, could be materially and adversely affected. The impact of any limitation in the operation of our ships or any early charter termination would be amplified, as a substantial portion of our cash flows and income is dependent on the revenues earned by the chartering of our 11 LNG carriers in operation. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such costs, which would decrease our earnings and cash flows. Any of these results could harm our business, financial condition, results of operations and our ability to make cash distributions to holders of our Preference Units.

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

Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to holders of our Preference Units, could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2026 (five vessels), 2028 (one vessel), 2029 (one vessel) and 2030 (one vessel). The three bareboat vessels will not be in our bareboat fleet at the time of their next dry-dockings. The above dry-docking schedule reflects vessels expected to remain in the fleet during the relevant period and excludes vessels expected to exit the fleet prior to their next scheduled dry-docking.

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment for our vessels and this could adversely impact the value of our assets and our results of operations and cash flows.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency is reflected in unit freight costs (“UFC”) which are driven by the size of the vessel, its fuel economy and the rate at which LNG in the cargo tanks naturally evaporates (“boil-off ratio” or “BOR”). Flexibility is primarily driven by the size of the ship and includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. Ship, cargo containment and engine designs are continually evolving. At such time as newer designs are developed and accepted in the market, these newer vessels may be more efficient or more flexible or have longer physical lives than our ships. Competition from these more technologically advanced LNG carriers compared to our vessels with older technology could adversely affect our ability to charter or re-charter our ships and the charter hire rates we will be able to secure when we seek to charter or re-charter our ships, and could also reduce the resale value of our ships. This could adversely affect our revenues and cash flows, including cash distributions to holders of our Preference Units.

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

Natural gas prices are likely to continue to face volatility given the constrained supply outlook following the cessation of pipeline flows from Russia to Europe and suspected sabotage of the Nord Stream 1 and 2 pipelines as well as the recent shutdown of LNG production in Qatar. Given the lead time for new LNG infrastructure, supply deficit and seasonal nature of LNG demand, prices are likely to continue being volatile and dependent on demand reduction measures, weather impact on demand and availability/price of alternative sources of energy such as coal. Natural gas prices are affected by numerous factors beyond our control, including but not limited to the following:

●	price and availability of crude oil and petroleum products;
●	worldwide and regional supply of, demand for and price of natural gas;
●	the costs of exploration, development, production, transportation and distribution of natural gas;
●	expectations regarding future energy prices for both natural gas and other sources of energy, including renewable energy sources;
●	the level of worldwide LNG production and exports;
●	government laws and regulations, including but not limited to environmental protection laws and regulations;
●	local and international political, economic and weather conditions;
●	the severity and duration of international hostilities and armed conflicts, and the associated repercussions to supply and demand for LNG and the economy generally; and
●	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries as well as alternate sources of primary energy such as renewables.

With six vessels operating in the short-term spot market (defined as vessels under contracts of less than three years) the significant global natural gas and crude oil price volatility referenced above may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

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

The IMO, the United Nations’ agency for regulating shipping, introduced and adopted two measures, the EEXI and CII which entered into force in 2023, and which have impacted and are expected to continue to impact our fleet in the short and long-term future. Pursuant to the EEXI regulation, Steam vessels require an Engine Power Limitation, which has an impact on the vessels’ maximum attainable speed. The CII regulation affects all vessels, as it directly measures operational efficiency. However, its impact is expected to be more pronounced on Steam vessels, which may face greater challenges in maintaining compliance after 2026 due to their less efficient design and the progressively stricter CII targets set each year. All our vessels have achieved compliant CII ratings. Although the regulatory framework is in place, it includes a review clause that required the MEPC to review the effectiveness of the regulations by January 1, 2026 and develop and adopt further amendments as required. Currently, there are no direct penalties for non-compliant vessels, and IMO has postponed the review of CII beyond 2026. At the same time, discussions within the industry continue, and some entities are advocating for a complete overhaul of the measure. Given these uncertainties, the mid-term implications for our fleet remain unclear, making it difficult to fully assess the scale and timing of any associated risks to our business, financial position and operations.

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

The European Union Code of Conduct Group periodically assesses the tax policies of a range of countries including Bermuda, where our vessel-owning entities are incorporated. Currently, Bermuda has committed to comply with the European Union Code of Conduct Group’s requirements on economic substance and previously passed legislation in the form of the Bermuda Economic Substance Act of 2018 and the Marshall Islands Economic Substance Regulations, 2018, as amended. In 2023, the European Union Code of Conduct Group decided to include Marshall Islands on the list of non-cooperative jurisdictions for tax purposes from February 2023 to October 2023. If the European Union Code of Conduct Group decides to include Bermuda or Marshall Islands on the non-cooperative jurisdiction list in the future, we may be subject to additional reporting requirements or other requirements that may have an adverse effect on our business.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations which could adversely affect our results of operations and cash flows.

The operation of any ship includes risks such as mechanical failure, personal injury, collision, fire, contact with floating objects, property loss or damage, cargo loss or damage, failure of or disruption to information and operational technology systems and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities, cyberattacks and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including collision, explosion, spills and other environmental incidents, and other liabilities arising from owning, operating or managing ships in international trade. Although we carry protection and indemnity, hull and machinery and loss of hire insurance covering our ships consistent with industry standards, we can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. In addition, we may be unable to insure against certain cyber events that may disrupt our information and operational technology systems. We also may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement ship in the event of a loss of a ship. Any uninsured or underinsured loss could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to holders of our Preference Units.

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

For the year ended December 31, 2025, 55% of our revenues derived from wholly owned subsidiaries of Shell. We could lose a customer or the benefits of our time charter arrangements for many different reasons. The customer may be unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, commercial disputes with us, long-term force majeure events or otherwise. If a customer terminates its charters, chooses not to re-charter our ships or is unable to perform under its charters and we are not able to find replacement charters on similar or more favorable terms, we will suffer a loss of revenues.

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

Customers, and in particular those in the LNG industry, have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. There is also increasing focus on the environmental (including GHG emissions) footprint of marine transportation. Our compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a decrease in the quality concerning one or more LNG carriers occurring over time. Moreover, increasingly burdensome requirements from LNG industry constituents could further complicate our ability to meet applicable standards. We are largely dependent on GasLog for our compliance with the requirements of our customers. Any non-compliance by us, either as an isolated event or over a period of time, on one or more LNG carriers, or an increase in stringency of requirements imposed by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows, financial position and our ability to make cash distributions to holders of our Preference Units.

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

We rely on our information technology systems and networks to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and adversely affect our results of operations.

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

Our use of artificial intelligence technology may result in operational challenges, legal liability, reputational concerns and privacy and competitive risks.

We currently have very limited use of artificial intelligence (“AI”), but we are exploring ways to leverage AI applications in our business and, as such technology becomes more prevalent, we expect to expand our use of AI in part of our internal processes and operations. Our use of AI may result in operational challenges, legal liability, reputational concerns and privacy and competitive risks, which could adversely affect our financial condition, results of operations or reputation. Expanding the use of AI may require additional resources, including the incurrence of additional costs to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position, and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing.

Regulation of AI is rapidly evolving worldwide as legislatures and regulators increasingly focus on these emerging technologies. For example, the European Union’s Artificial Intelligence Act (the “EU AI Act”) establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU. This framework categorizes AI systems into different categories based on the risks associated with such systems’ intended purposes, prohibiting AI systems with “unacceptable” risks and regulating AI systems with “high” or “limited” risks. There is a risk that our future AI-powered solutions may require us to comply with the applicable requirements of the EU AI Act, which may result in additional costs, increase our risk of liability and fines or otherwise adversely affect our business, results of operations, financial condition and future prospects.

Our earnings and business are subject to the credit risk associated with our contractual counterparties and if our counterparties fail to perform their obligations we could sustain significant losses which could have a material adverse effect on our financial condition and results of operations.

We will enter into, among other things, time charters and other contracts with our customers, credit facilities and commitment letters with banks, insurance contracts and interest rate swaps and foreign exchange forward contracts. Such agreements subject us to counterparty credit risk. For example, for the year ended December 31, 2025, 55% of our revenues derived from subsidiaries of Shell. While we believe all our customers to be strong counterparties, their creditworthiness as assessed by independent parties such as credit rating agencies is less strong than that of Shell. In the future, we may enter into new charters with these and other counterparties who are less creditworthy.

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

GasLog’s Five-Year Sustainability-Linked Senior Secured Reducing Revolving Credit Facility in the amount of $2.8 billion (the “Facility”) is secured by our vessels and guaranteed by the Partnership. If GasLog defaults in its payment obligations, we may be obligated to make the required payments and we may suffer a material adverse financial impact and our results of operations may be materially adversely affected. Further, in the event of such a default, the lenders in the Facility could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. If the Facility lenders were to foreclose on our vessels in the event of such a default, this may adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. Any of these events would adversely affect our ability to make distributions to holders of our Preference Units and could cause a decline in the market price of our Preference Units.

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

Fees and cost reimbursements, which GasLog or its applicable affiliate will determine for services provided to us and our subsidiaries, will be substantial, may be higher for future periods than reflected in our results of operations for the year ended December 31, 2025, will be payable regardless of our profitability and will reduce our cash available for distribution to holders of our Preference Units.

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

Pursuant to the commercial management agreements, GasLog LNG Services provides us with commercial management services for which we pay to GasLog a fixed commission of 1.25% on gross charter revenues for costs and expenses incurred in connection with providing services.

For a description of the ship management agreements, commercial management agreements and the administrative services agreement, see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions”. The aggregate fees and expenses payable for services under the ship management agreements, commercial management agreements and administrative services agreement for the year ended December 31, 2025 were $5.8 million, $3.5 million and $8.2 million, respectively. Additionally, these fees and expenses will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of GasLog or its applicable affiliate, including GasLog LNG Services, could adversely affect our ability to pay cash distributions to holders of our Preference Units.

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

We are a consolidated and wholly owned subsidiary of GasLog and depend on our relationship with GasLog for capital support in order to meet our capital expenditure and other business requirements. We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our existing fleet. Maintenance and replacement capital expenditures include capital expenditures associated with (i) the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or dry-docking) and (ii) modifying an existing vessel, to the extent these expenditures are incurred to maintain, enhance or replace the operating capacity of our fleet. Further, we fully rely on GasLog for capital support in order to acquire new vessels or invest in new assets to expand our existing fleet. As a result, our ability to generate revenues from the existing fleet is expected to decline over time as our existing vessels age and reach the end of their useful lives. Older vessels generally require higher levels of maintenance and repair expenditures to remain operational, and we may need additional capital support from GasLog to make such expenditures as our fleet continues to age. GasLog has no obligations under our partnership agreement or any other agreement to provide capital support for our capital expenditure and other business requirements.

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

We are a “foreign private issuer” or “FPI” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, “foreign private issuers” and issuers who list only preferred units are exempt from most corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consists of independent directors and (ii) the requirement that a compensation committee and a nominating/corporate governance committee be established.

Accordingly, you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

Changes to the definition of “foreign private issuer” under the securities laws of the United States could cause us to lose our FPI status and become subject to increased regulatory and reporting burdens.

On June 4, 2025, the SEC published a concept release soliciting public comment on whether to amend the eligibility criteria for FPI status, and on December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted, which will require our directors and certain officers to comply with the share ownership and transaction reporting obligations of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by March 18, 2026. The concept release outlines several potential approaches to narrow FPI eligibility, including updating the existing shareholder and business contacts tests, adding minimum non-U.S. trading volume requirements or requiring incorporation in jurisdictions with robust regulatory frameworks. If the SEC were to adopt any of these approaches, we may no longer qualify as a FPI and could become subject to additional regulatory and reporting requirements. Compliance with these additional requirements may require us to incur material additional costs.

We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.

We are a limited partnership formed in the Republic of the Marshall Islands, which does not have a well-developed body of case law or bankruptcy law and, as a result, unitholders have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. As such, in the case of bankruptcy of the Partnership, there may be a delay of bankruptcy proceedings and the ability of unitholders and creditors to receive recovery after a bankruptcy proceeding. Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

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

Our Preference Units are subordinated to all of our existing and any future debt obligations. As of December 31, 2025, we had no credit facilities outstanding. As of December 31, 2025, we had an aggregate of $64.9 million of lease liabilities mainly related to the sale and leaseback of the GasLog Shanghai, the GasLog Sydney and the GasLog Santiago. We and certain of our subsidiaries are guarantors of GasLog’s debt obligations under the Facility. If GasLog defaults in its payment obligations, we may be obligated to make the required payments. Any future indebtedness of the Partnership may include restrictions on, our ability to pay distributions to holders of our Preference Units. Our partnership agreement authorizes the issue of an unlimited number of preference units in one or more class of units. The issuance of additional preference units on a parity with or senior to our Preference Units would dilute the interests of the holders of our Preference Units, and any issuance of preference units senior to or on a parity with our Preference Units or of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Preference Units. No provisions relating to our Preference Units protect the holders of our Preference Units in the event of a highly leveraged or other transaction, including the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Preference Units.

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

Furthermore, we fully rely on GasLog for capital support in order to acquire new vessels or invest in new assets to expand our existing fleet. As a result, our ability to generate revenues from the existing fleet is expected to decline over time as our existing vessels age and reach the end of their useful lives. Older vessels generally require higher levels of maintenance and repair expenditures to remain operational, and we may need additional capital support from GasLog to make such expenditures as our fleet continues to age.

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

The Preference Units have not been rated, and ratings of any of our other securities may affect the trading price of the Preference Units.

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

The distribution rate for the Series B Preference Units has been determined based on the Term Secured Overnight Financing Rate (“SOFR”) for a three-month tenor published by the Chicago Mercantile Exchange (“CME”), from and including March 15, 2023. The distribution rate for the Series C Preference Units has been determined based on three-month SOFR published by the CME, from and including March 15, 2024. The distribution rate for the Series A Preference Units will be determined by the Partnership, from and including June 15, 2027, based on the terms of our partnership agreement and applicable Marshall Islands law regarding amending London Interbank Offered Rate (“LIBOR”) tenors for dollars based instruments. Under the current LIBOR fallback provisions for the Series A Preference Units, if there is no published LIBOR rate, the floating rate is expected to be the rate set during the prior interest rate period, which would be the current fixed rate of 8.625%.

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

We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty but we expect to qualify for the exemption under Section 883 of the Code during the 2025 tax year. Even if we do not qualify for such an exemption, we do not currently expect any resulting U.S. federal income tax liability to be material or materially reduce the earnings available for distribution to holders of our Preference Units. For 2025, the estimated U.S. source gross transportation tax was $1.1 million. For a more detailed discussion, see the section entitled “Item 4. Information on the Partnership—B. Business Overview—Taxation of the Partnership—United States”.

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

ITEM 4.    INFORMATION ON THE PARTNERSHIP

A.	History and Development of the Partnership

GasLog Partners was formed on January 23, 2014 as a Marshall Islands limited partnership. GasLog Partners and its subsidiaries are primarily engaged in the ownership, operation and acquisition of LNG carriers engaged in LNG transportation. The Partnership conducts its operations through its vessel-owning subsidiaries and, as of March 12, 2026, we have a fleet of 11 LNG carriers, including three vessels sold and leased back under bareboat charters, comprised of ten vessels with modern TFDE propulsion technology and one Steam vessel.

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

As of March 12, 2026, GasLog holds 100% of the common units of the Partnership.

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

Overview

Since our IPO in May 2014, we have been an owner, operator and acquirer of LNG carriers. The Partnership’s owned and bareboat fleet consists of 11 LNG carriers, ten vessels with modern TFDE propulsion technology and one Steam vessel.

All of our vessels were contributed to us by, or acquired by us from, GasLog. Our current charters have initial terms that expire between March 2026 and April 2030. Five of our vessels currently operate under long-term time charters (defined as charters with initial duration of more than three years) and six vessels trade in the short-term spot market (defined as vessels under contracts with initial duration of less than three years). On redelivery, if the charterers do not exercise any extension option, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters.

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

GasLog is, we believe, a leading independent international owner, operator and manager of LNG carriers which provides support to international energy companies as part of their LNG logistics chain. GasLog was founded by its chairman, Peter G. Livanos, whose family’s shipping activities commenced more than 100 years ago. On April 4, 2012, GasLog completed its initial public offering, and its common shares began trading on the NYSE on March 30, 2012 under the ticker symbol “GLOG”. As of March 12, 2026, GasLog’s and GasLog Partners’ owned and bareboat fleet includes 35 LNG carriers, including 33 ships on the water and two LNG carriers on order from Hanwha.

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

On March 30, 2023, we completed the sale and leaseback of the GasLog Sydney, a 155,000 cbm TFDE LNG carrier built in 2013 with a wholly owned subsidiary of CDBL for a period of five years with no repurchase option or obligation.

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

On July 4, 2025, the Methane Heather Sally, a 145,000 cbm Steam LNG carrier built in 2007, was redelivered to its owners, an unrelated third party, pursuant to the completion of the sale and leaseback agreement entered into on October 31, 2022.

On July 15, 2025, we completed the sale of the Methane Alison Victoria, a 145,000 cbm Steam LNG carrier built in 2007, to an unrelated third party.

On October 13, 2025, we completed the sale of the Methane Jane Elizabeth, a 145,000 cbm Steam LNG carrier built in 2006, to an unrelated third party.

Our Fleet

Owned Fleet

The following table presents information about our wholly-owned fleet as of March 12, 2026:

	Year	Capacity	Charterer (for contracts of		Charter	Optional
Vessel Name	Built	(cbm)	more than six months)	Propulsion	Expiration(1)	Period
1 GasLog Greece	2016	174,000	n/a(2)	TFDE	—	—
2 Methane Rita Andrea	2006	145,000	Asian LNG buyer	Steam	March 2026	—
3 GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	—
4 GasLog Seattle	2013	155,000	Energy Trading & Marketing Firm	TFDE	November 2026	—
5 GasLog Geneva	2016	174,000	Shell	TFDE	September 2028	2031(2)
6 GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2028	2031(2)
7 Methane Becki Anne	2010	170,000	Shell	TFDE	March 2029	—
8 Solaris	2014	155,000	Kansai	TFDE	April 2030	—
(1)	Indicates the expiration of the initial term.
(2)	There is no active contract with initial durations of more than six months.

Bareboat Vessels

	Year	Capacity	Charterer (for contracts of		Charter	Optional
Vessel Name	Built	(cbm)	more than six months)	Propulsion	Expiration(1)	Period
1 GasLog Shanghai(3)	2013	155,000	n/a(2)	TFDE	—	—
2 GasLog Sydney	2013	155,000	n/a(2)	TFDE	—	—
3 GasLog Santiago	2013	155,000	Major Energy Exploration Company	TFDE	March 2026	—
(1)	Indicates the expiration of the initial term.
(2)	There is no active contract with initial duration of more than six months.
(3)	In October 2026, the GasLog Shanghai will be redelivered to its owners upon completion of the sale and leaseback agreement and will exit our fleet.

The key characteristics of our current fleet include the following:

●	each ship is sized at between approximately 145,000 cbm and 174,000 cbm capacity, which places our ships in the medium-size class of LNG carriers; we believe this size range maximizes their operational flexibility, as these ships are compatible with most existing LNG terminals around the world;
●	each ship is double-hulled, which is standard in the LNG industry;

●	each ship has a membrane containment system incorporating current industry construction standards, including guidelines and recommendations from Gaztransport and Technigaz (the designer of the membrane system) as well as updated standards from our classification society;
●	each of our ships is equipped with a steam turbine or TFDE propulsion technology;
●	Bermuda is the flag state of each ship;
●	each of our TFDE ships has received an ENVIRO+ notation from our classification society, which denotes compliance with its published guidelines concerning the most stringent criteria for environmental protection related to design characteristics, management and support systems, sea discharges and air emissions; and
●	our owned and bareboat fleet has an average age of 12.2 years, compared to a current average age of approximately 10.3 years for the global trading LNG carrier fleet including LNG carriers of all sizes as of December 31, 2025.

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

The initial term of the time charter for the GasLog Glasgow began upon delivery of the ship and will terminate in 2026.

The initial term of the time charter for the GasLog Geneva and the GasLog Gibraltar began upon delivery of the ships and both will terminate in 2028 following the declaration of the five-year charter extension option by MSL. MSL has the option to further extend the terms of both charters for a period of three years each, all at specified hire rates. These are the final extension options that MSL has.

The Solaris commenced a multi-year time charter with Kansai in October 2023 which will terminate in March 2030.

Short-term Spot Market (defined as vessels with charter parties with initial duration of less than three years)

The GasLog Shanghai and the GasLog Sydney are operating in the spot market, providing flexibility to capitalize on short-term opportunities. The vessels are owned by a wholly owned subsidiary of CDBL and leased back to a subsidiary of GasLog Partners.

The Methane Rita Andrea commenced a multi-year time charter agreement with an Asian LNG buyer in October 2023 which will terminate in March 2026.

Our time charter to a major energy exploration company for the GasLog Santiago began in December 2023 and will terminate in March 2026. The vessel is owned by a subsidiary of CDBL and leased back to a subsidiary of GasLog Partners.

The GasLog Seattle commenced a one-year charter with an Energy Trading & Marketing Firm in November 2025 which will terminate in November 2026.

The GasLog Greece is currently operating in the spot market, providing flexibility to capitalize on short-term opportunities.

Hire Rate Provisions

“Hire rate” refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in dollars.

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

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters is based primarily on charter party terms including price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations including level of emissions, shipping industry relationships and reputation for customer service, and technical ability and reputation for operation of highly specialized ships. Six of our vessels (one Steam and five TFDE) operate in the spot charter market that covers short-term charters of less than three years. In the future, more of our vessels may operate in the more volatile spot charter market.

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

Seagoing and Shore-Based Employees

We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2025, GasLog employed (directly and through manning agents) approximately 1,868 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as an average of 143 shore-based staff during 2025. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. For GasLog, attracting and retaining engaged, resilient and well-qualified seagoing and shore-based personnel is a top priority, and it offers competitive compensation, training and development opportunities. Through applied ESG strategy, GasLog is constantly aiming to improve the diversity, equity and inclusion of its workforce and management team, granting access and engagement to a wide pool of talent. In addition, GasLog provides intensive onboard training for officers and crews intended to instill a culture focused on the highest operational and safety standards. As a result, GasLog has historically enjoyed high retention rates. In 2025, the retention rate was 98.3% for senior seagoing officers, 95.6% for other seagoing officers and 98.6% for shore staff.

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

The following table lists the years in which we expect to carry out the next or initial dry-dockings and special surveys for our fleet:

Dry-docking
and
Ship Name(*)	Special Survey
Methane Rita Andrea	2026
GasLog Greece	2026
GasLog Geneva	2026
GasLog Gibraltar	2026
GasLog Glasgow	2026
GasLog Seattle	2028
Solaris	2029
Methane Becki Anne	2030

(*) The next dry-dockings of the bareboat vessels GasLog Shanghai, GasLog Santiago and GasLog Sydney are not included in the above table since they will not be in our bareboat fleet at the time of their next dry-dockings.

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

Loss of Hire Insurance/Delay Insurance

We have obtained loss of hire insurance to protect us against loss of income as a result of the ship being off-hire or otherwise suffering a loss of operational time for events falling under the terms of our hull and machinery/war insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each ship for each day, in excess of a certain number of deductible days, for the time that the ship is out of service as a result of damage, up to a maximum of 90 days. The number of deductible days for the ships in our fleet is 14 days per incident and 21 days for secondary membrane cargo tank claims only. In addition to the loss of hire insurance, we also place delay insurance which, like loss of hire, covers all owned vessels for time lost due to events falling under the terms of our hull and machinery insurance, plus additional protection and indemnity-related incidents. The cover has a deductible of seven days with a maximum of seven days (which takes it up to the loss of hire deductible of 14 days) for H&M losses, two days with a maximum of 12 days for ship-related perils, and a maximum of 5 days for shoreside perils. The hire rate is aligned with or is higher than the loss of hire insurance daily sum insured.

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

Our protection and indemnity insurance covering our ships is provided by a P&I association that is a member of the International Group of Protection and Indemnity Clubs, or “International Group”. The thirteen P&I associations that comprise the International Group insure approximately 85% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

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

Safety Performance

GasLog provides intensive onboard and ashore training for its officers and crews to instill a culture of the highest operational and safety standards. During 2025, GasLog Partners’ fleet experienced one lost time incident and one first aid case.

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

International Maritime Regulations

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention for the Safety of Life at Sea (“SOLAS”), the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”), MARPOL, the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage and the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”).

SOLAS is an international maritime law which sets minimum safety standards in the construction, equipment and operation of merchant ships. The convention requires signatory flag states to ensure that ships flagged by them comply with these standards, at minimum. The current version of SOLAS is the 1974 version, known as SOLAS 1974, which came into force in 1980. As of January 2026, SOLAS 1974 had 171 contracting states, which flag about 99.9% of merchant ships around the world in terms of gross tonnage. SOLAS in its successive forms is generally regarded as the most important of all international maritime laws concerning the safety of merchant ships.

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

STCW 1978 entered into force in 1984. The main purpose of the Convention is to promote safety of life and property at sea and the protection of the marine environment by establishing in common agreement international standards of training, certification and watchkeeping for seafarers. The Manila amendments to the STCW Convention and Code marking a major revision of the STCW Convention and Code, entered into force in 2012 under the tacit acceptance procedure and were designed to bring the Convention and Code up to date with developments since they were initially adopted and to enable them to address issues that were anticipated to emerge in the foreseeable future.

The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form, and such standards are updated and revised periodically. In 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships, which came into force in 2005 and sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by many, but not all, IMO member states. In 2008, MEPC approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards, which became effective in 2010. These requirements established a series of progressive standards to further limit the sulfur content in fuel oil, which were phased in between 2012 and 2020, as well as new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. As of 2020, ships must either use low sulfur fuel (and may, as a result, be required to undertake necessary fuel tank modification) to comply with a global sulfur cap of 0.5 percent m/m or be fitted with exhaust gas scrubbers. Additionally, more stringent emission standards may apply in coastal areas designated as Emission Control Areas (“ECAs”). Currently, the Baltic Sea area, the North Sea area, the Mediterranean Sea, certain coastal areas of North America (off of the United States and Canada) and the U.S. Caribbean Sea area (around Puerto Rico and the United States Virgin Islands) are designated as ECAs. Within the ECAs, the use of fuel oil with a sulfur content not exceeding 0.10% or the use of an exhaust gas cleaning system is mandatory. At MEPC 82, amendments to Annex VI designating the Canadian Arctic and Norwegian Sea as two new ECAs for nitrogen oxides, sulfur oxides and particulate matter were adopted. The amendments entered into force on March 1, 2026. At MEPC 83, the IMO approved a proposal to designate the North-East Atlantic Ocean as an ECA, although the proposal has not yet been adopted. Additional ECAs may be established in the future.

The European Union Directive 2005/33/EC, which became effective in 2010, parallels Annex VI and requires ships to use reduced sulfur content fuel for their main and auxiliary engines. In 2020, the IMO adopted amendments to MARPOL Annex I to prohibit the use of Heavy Fuel Oil in Arctic waters from July 2024. The amendment prohibits the use of oils having a density at 15°C higher than 900 kg/m3 or a kinematic viscosity at 50°C higher than 180 mm2/s. Parties to MARPOL with coastlines bordering Arctic waters may temporarily waive the requirements for ships flying their flags while operating in waters subject to that Party’s sovereignty or jurisdiction until July 1, 2029. Our vessels are required to adhere to this prohibition. Our fleet complies with the relevant legislation and has the relevant certificates, including certificates evidencing compliance with Annex VI of the MARPOL Convention.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”). Under this convention, a ship’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses and limitations under certain circumstances. Ships carrying more than 2,000 gross tons of oil, and trading to states that are parties to this convention, must maintain evidence of insurance in an amount covering the potential liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law impose liability either on the basis of fault or in a manner similar to the CLC. P&I Clubs in the International Group issue the required Bunker Convention (defined below) “Blue Cards” to provide evidence of insurance meeting the liability requirements. Where applicable, all of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

The IMO has also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention,” which imposes liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international regulatory regime. We maintain insurance in respect of our ships that satisfies these requirements.

The Hong Kong Convention entered into force on June 26, 2025. The Hong Kong Convention introduces regulations covering the design, construction, operation and preparation of ships in order to facilitate recycling and the operation of ship recycling facilities and establishes an enforcement mechanism for ship recycling, incorporating certification and reporting requirements. Pursuant to the Convention, ships must have an Inventory of Hazardous Materials specific to each ship on board, which must be prepared and verified in line with IMO guidelines. In addition to that initial verification, ships will be subject to additional surveys during the life of the ship, and a final survey prior to recycling.

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

United States

Oil Pollution Act and CERCLA

Our operations are subject to the Oil Pollution Act (“OPA”), which established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, and the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes liability on owners and operators of ships for cleanup and natural resource damages from the release of hazardous substances (other than oil). Under OPA, ship owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable for all containment and cleanup costs and other damages arising from oil spills from their ships (unless the spill results solely from the act or omission of a third party, an act of God or an act of war). Effective March 23, 2023, OPA increased the limit of liability of responsible parties with respect to ships over 3,000 gross tons to the greater of $2,500 per gross ton or $21.5 million per double hull ship and continues to permit individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their territorial seas. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for ships over 300 gross tons carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other ship over 300 gross tons.

These limits of liability do not apply under certain circumstances, however, such as where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. In addition, a marine incident that results in significant damage to the environment, such as the 2010 Deepwater Horizon oil spill, could result in amendments to these limitations or other regulatory changes in the future. We maintain the maximum pollution liability coverage amount of $1.0 billion per incident for our ships. We also believe that we are and will be in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our ships call.

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

The United States Environmental Protection Agency (“EPA”) has enacted rules requiring ballast water discharges and other discharges incidental to the normal operation of certain ships within United States waters to be authorized under the Ship General Permit for Discharges Incidental to the Normal Operation of Ships (“VGP”). To be covered by the VGP, owners of certain ships must submit a Notice of Intent (“NOI”) at least 30 days before the ship operates in United States waters. In 2013, the EPA published a new VGP that included numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water. The VGP also imposed a variety of changes for non-ballast water discharges including more stringent Best Management Practices for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. The 2013 VGP was issued with an effective period of December 19, 2013 to December 18, 2018. The Vessel Incidental Discharge Act, (“VIDA”), enacted on December 4, 2018, required the EPA and Coast Guard to develop new performance standards and enforcement regulations. In 2024, the EPA issued Vessel Incidental Discharge National Standards of Performance, new final regulations pursuant to VIDA which set discharge standards that are as least as stringent as the VGP. These new standards are enforceable through U.S. Coast Guard regulations, which must be promulgated within two years. Until the Coast Guard’s regulations are final and enforceable, vessels will continue to be subject to the existing discharge requirements under the 2013 VGP. We have submitted NOIs for our fleet and intend to submit NOIs for our ships in the future, where required, and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations. Management is still assessing the costs associated with complying with the Vessel Incidental Discharge National Standards of Performance and their impact on our operations.

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

The CAA also requires states to adopt State Implementation Plans (“SIPs”), which are designed to attain national health-based air quality standards. Several SIPs regulate emissions resulting from ship loading and unloading operations by requiring the installation of vapor control equipment. The MEPC has designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands, Baltic Sea, Mediterranean Sea, North Sea and Caribbean Sea as ECAs under Annex VI amendments. In 2024, the MEPC adopted amendments to MARPOL Annex VI to designate the Canadian Arctic and Norwegian Sea as two new ECAs for nitrogen oxides, sulfur oxides and particulate matter, which entered into force on March 1, 2026. At MEPC 83, the IMO approved a proposal to designate the North-East Atlantic Ocean as an ECA, although the proposal has not yet been adopted. Fuel used by vessels operating in an ECA cannot exceed 0.1% (mass by mass) sulfur, and vessels must comply with NOx after-treatment requirements. Our vessels can store and burn low-sulfur fuel oil or alternatively burn natural gas which contains no sulfur. Additionally, burning natural gas will ensure compliance with IMO ECA Tier III NOx emission limitations without the need for after-treatment. Charterers must supply compliant fuel for the vessels before ordering vessels to trade in areas where restrictions apply. As a result, we do not expect such restrictions to have a materially adverse impact on our operations or costs.

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

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (“BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The threshold ratification requirements for the convention to enter into force were met in 2016, and the convention became effective on September 8, 2017. All our newly delivered ships from 2016 onwards have compliant equipment installed and the required equipment was installed to all of our remaining ships during their dry-dockings. The MEPC is currently reviewing the provisions of the BWM Convention and may adopt amendments by MEPC 85.

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

Greenhouse Gas Regulations

In July 2011, MEPC adopted two initial sets of mandatory requirements to address GHG emissions from ships: the Energy Efficiency Design Index, which requires a minimum energy efficiency level per capacity mile and is applicable to new vessels, and the Ship Energy Efficiency Management Plan, which is applicable to existing operating vessels. The requirements, which entered into force in 2013, were fully implemented by GasLog as of December 2012 and have been implemented by the Partnership as well.

In June 2021, MEPC finalized and adopted amendments to the MARPOL Annex VI that require ships to reduce their GHG emissions. These amendments combined technical and operational approaches to improve the energy efficiency of ships via introduction of the Energy Efficiency Existing Ships Index (“EEXI”) and Carbon Intensity Indicator (“CII”), and established a framework for later GHG reduction measures. These amendments entered into force in 2022, and the requirements for EEXI and CII certification came into effect in 2023. The EEXI, which indicates the energy efficiency of a ship compared to a baseline, must be implemented for existing ships as technical measures to reduce CO2 emissions. The CII is calculated annually and implemented as an operational carbon intensity measure to benchmark and improve efficiency. The current regulations and framework were initially required to be reviewed by MARPOL by January 1, 2026. IMO has postponed the review beyond 2026.

In connection with the IMO’s efforts to combat climate change, the IMO adopted an initial GHG emissions reduction strategy in April 2018. This strategy established levels of ambition for emissions reductions subject to ongoing reviews by the organization. The ambition levels considered potential improvements on vessel design and operational performance as well as the immediate need to introduce low/zero carbon fuels, and introduced a list of candidate short-term, mid-term and long-term measures to support the IMO’s ambition levels. In 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that provided new mid-term emissions reduction goals and guidance. The new strategy built upon the initial GHG strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. In April 2025 at MEPC 83, MEPC approved the draft legal text of a NZF. The NZF includes a marine fuel standard that requires ships to gradually phase in fuels with lower GHG emissions intensity and a global GHG emissions pricing mechanism, and is scheduled for further discussions and possible adoption in October 2026. The NZF, if adopted, would enter into force no earlier than 2028 and require compliance no earlier than 2029. The postponement allows for further technical and political discussions and may result in revisions to the NZF prior to adoption. This delay may materially affect the final structure and implementation of the framework, including potential adjustments to the mid-term measure of GHG Fuel Intensity (“GFI”) standard. Potential long-term emissions reduction measures may be finalized and agreed by MEPC beyond 2030. At the same time, continued uncertainty at the IMO level may increase the likelihood of regional regulatory initiatives addressing GHG emissions from shipping.

In the EU, the MRV Regulation (Monitoring, Reporting, Verification), which entered into force in 2015, requires large vessels entering European Union ports to monitor, report and verify their CO2 emissions as of January 1, 2018. In 2023, regulations for the EU-wide trading scheme for industrial GHG emissions, the EU ETS, were amended in order to include emissions from maritime transport activities and to require the monitoring, reporting and verification of emissions of additional GHGs and emissions from additional ship types. In 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and began to apply to methane and nitrous oxide emissions from January 1, 2026. Shipping companies need to buy and surrender allowances that correspond to the emissions covered by the system. Additionally, in 2025, the Fuel EU Maritime Regulation began to require ships above 5,000 GT transporting cargo or passengers for commercial purposes in the EU to meet annual well-to-wake GHG emissions intensity targets. Ships failing to meet the GHG intensity targets will generate negative compliance balance and as a result, entities responsible for ship compliance will have to pay penalties proportional to such compliance deficits.

In the United States, the EPA has adopted regulations under the CAA to limit GHG emissions from certain mobile sources, although these requirements do not currently apply to GHG emissions from ships. In addition, the Paris Agreement, which entered into force on November 4, 2016, established an international framework for reducing global GHG emissions, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls in the future.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted or amended at the international level that restricts emissions of GHGs could require us to make significant expenditures that we cannot predict with certainty at this time.

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

We do not expect to qualify for an exemption from such U.S. federal income tax under a tax treaty, but we expect to qualify for the exemption under Section 883 of the Code during the 2025 tax year.

For any tax year in which we are not entitled to the exemption under Section 883, we would be subject to the 4% U.S. federal income tax under Section 887 on our U.S. Source International Transportation Income (subject to the discussion of “effectively connected income” below) for those years. For 2025, our accrued U.S. source gross transportation tax was $1.1 million. In addition, our U.S. Source International Transportation Income that is considered to be “effectively connected” with the conduct of a U.S. trade or business is subject to the U.S. corporate income tax currently imposed at rates of up to 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings “effectively connected” with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

GasLog Partners is a limited partnership formed in the Marshall Islands on January 23, 2014. As of March 12, 2026, we have 15 subsidiaries, of which one is incorporated in the Marshall Islands and 14 are incorporated in Bermuda. Of our subsidiaries, eight own vessels in our fleet. Our subsidiaries are wholly owned by us. A list of our subsidiaries is set forth in Exhibit 8.1 to this annual report.

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

Overview

Since our IPO in May 2014, we have been an owner, operator and acquirer of LNG carriers. As of March 12, 2026, the Partnership’s fleet consists of eight wholly-owned LNG carriers, seven vessels with modern TFDE propulsion technology and one Steam vessel. In addition, GasLog Partners has leased under bareboat charters three TFDE vessels which were sold and leased back with no purchase option.

All of our vessels were contributed to us by, or acquired by us from, GasLog, which holds 100% of the common units of the Partnership. All vessels have fixed charter terms expiring between March 2026 and April 2030. Five of our vessels currently operate under long-term time charters (defined as charters with initial duration of more than three years) and six vessels trade in the short-term spot market (defined as vessels under contracts with initial duration of less than three years). On redelivery, if the charterers do not exercise any extension option, the vessels will operate in the short-term spot market unless we are able to secure new long-term time charters.

Industry Overview and Trends

Energy Prices

A clear structural shift toward a lower global gas and LNG price environment is expected from 2026 onwards, driven primarily by a strong wave of new LNG supply. Following the extreme volatility seen since 2021, prices are forecast to normalize as additional liquefaction capacity comes online, particularly in the United States, Qatar and Canada.

European gas prices (Title Transfer Facility) and Asian spot LNG prices (Japan Korea Marker /Japan LNG delivered ex-ship) are projected to average around $8-9 metric million British thermal units (“MMBtu”) between 2026 and 2035, representing a marked decline from crisis-era levels. A notably soft period is anticipated between 2030 and 2033, during which prices are expected to fall toward the $7/ MMBtu range, approaching the marginal cost of U.S. LNG cargo cancellations. This reflects heightened risks of market oversupply, with average U.S. LNG cargo cancellations estimated at around 26 million metric tonnes per annum (“mmtpa”), equivalent to approximately 11% of global export capacity.

Downside pressures dominate the near- to mid-term outlook. Asian demand growth is expected to remain weaker than previously anticipated in the late 2020s, particularly in China, where macroeconomic headwinds, a prolonged property-sector slowdown and continued coal competitiveness constrain gas consumption. Lower oil prices further weigh on oil-indexed LNG contracts, reinforcing bearish pricing signals across Asia.

These factors are partially offset by several balancing forces. On the supply side, delays to selected LNG projects in Qatar and reduced availability of Russian LNG limit the extent of oversupply. On the demand side, Europe’s ongoing diversification away from Russian gas, alongside more resilient gas consumption after 2030, provides underlying support for Atlantic Basin LNG prices. Additional upside potential stems from rising power demand linked to data center growth, notably in North America and parts of Asia.

In the United States, Henry Hub prices are expected to increase modestly over the medium term, supported by strong demand growth from LNG exports, data centers and industrial activity. However, abundant low-cost shale supply is expected to cap sustained price upside, with long-term increases remaining limited.

Pricing dynamics are shifting from a scarcity-driven environment toward one of structural abundance, with LNG prices increasingly anchored to U.S. supply economics rather than episodic geopolitical shocks, although volatility is likely to persist amid ongoing geopolitical, logistical and policy-related uncertainties.

Worth noting is the recent development in the Middle East, amidst the U.S./Israel – Iran conflict, that commenced on February 28, 2026. The loss or uncertainty of Middle Eastern supply has tightened global balances and lifted prices across all regions, but regional dislocations have become less consistent. While periods of strong Asian premium have reopened the West-to-East arbitrage, this has been intermittent and highly sensitive to geopolitical developments and cargo availability. At the same time, Europe’s continued willingness to outbid Asia for marginal volumes has at times collapsed arbitrage opportunities, keeping cargoes within the Atlantic and reducing long-haul demand. This has limited the extent to which higher commodity prices translate into sustained freight strength.

LNG Supply

A supply-led rebalancing of the LNG market is anticipated from 2026 onward, driven by a record year for final investment decisions (“FIDs”) in 2025, according to Wood Mackenzie. More than 72 mmtpa of capacity has already reached FID during the year, with a further 56 mmtpa expected by 2027, primarily in the United States, Canada, and the Middle East.

The United States dominates the supply outlook, and is expected to account for around 38% of global LNG supply by 2035, with total capacity reaching approximately 256 mmtpa. Momentum has been reinforced by policy shifts, including the removal of the Biden-era pause on export approvals, which unlocked projects such as Golden Pass, CP2, Port Arthur, and Rio Grande. U.S. LNG growth underpins the global supply surge but also increases the risk of underutilization in periods of weak demand.

Qatar remains the world’s lowest-cost LNG supplier and a critical anchor of long-term supply. Its North Field East and South projects are expected to add nearly 50 mmtpa by the end of the decade, with further expansion in the mid-2030s lifting total capacity to around 140 mmtpa. While some delays are noted, Qatar continues to set the lower bound of global LNG pricing.

On February 28, 2026, the U.S. and Israel launched coordinated strikes on Iran, with the war remaining ongoing. The Strait of Hormuz is currently not being transited by LNG carriers, due to safety concerns and Qatar, who accounts for 20% of the global LNG trade released an official statement, confirming they have ceased production of LNG and associated products in their Ras Laffan facility. In the event of a prolonged conflict in the region, resulting in the Strait of Hormuz being an unviable route for vessels, offtakers – mostly Asian– will have to seek alternatives to make up for the volumes required to meet demand.

Canada emerges as a meaningful new supplier, estimated to reach around 32 mmtpa by 2035, supported by LNG Canada, Woodfibre, and Cedar LNG, with further upside from LNG Canada Phase 2 in the early 2030s.

In contrast, Russian LNG supply remains heavily constrained. The EU ban of Russian LNG imports by 2027, along with limited ice-class shipping and ongoing sanctions largely restrict growth prospects. While some redirection to Asia is possible, particularly to China, Russian LNG projects are heavily at risk, and no new FIDs are expected in the next decade.

Africa contributes incremental growth, notably from Mozambique’s Coral Norte and the restart of Area 1 LNG, though security, financing, and execution risks persist. Elsewhere, supply from Algeria and Oman is expected to decline post-2030.

A key structural pattern is the growing reliance on pre-FID and shale-based supply, particularly in North America, which accounts for the majority of incremental gas production needed to offset steep declines from mature fields globally.

Overall, the LNG supply outlook is characterized by abundance, geographic diversification, and heightened competition, reshaping global trade flows and anchoring long-term prices closer to marginal U.S. supply costs.

LNG Demand

Strong global LNG demand growth of around 60% (250 mmtpa) is expected by 2035, significantly outpacing total gas demand growth, according to Wood Mackenzie. LNG increasingly becomes the marginal supply source in regions with declining domestic production and limited pipeline access.

Asia remains the dominant driver, accounting for approximately 75% of global LNG demand growth. However, the pattern is uneven across sub-regions. China’s LNG demand has weakened in recent periods, declining year-on-year in 2025 due to subdued industrial activity, rising domestic production, and increased Russian pipeline imports. Despite this, LNG demand is expected to recover starting in 2026 as prices soften, reaching around 146 bcm by 2035, before beginning a gradual decline thereafter.

South and Southeast Asia emerge as the strongest structural growth markets. Declining domestic gas production, rapid economic expansion, and rising power demand—particularly from energy-intensive sectors and data centres—drive a sharp increase in LNG imports. By the early 2030s, LNG will likely be the primary gas supply source in Southeast Asia. However, affordability and infrastructure constraints remain critical risks, meaning sustained low global LNG prices are essential to unlock full demand potential.

In Northeast Asia, LNG demand is expected to remain resilient through the mid-2030s, supported by coal-to-gas switching and data centre growth. This resilience partially offsets headwinds from nuclear restarts in Japan and new nuclear capacity in South Korea.

Europe represents a structurally important LNG market despite limited overall gas demand growth. While near-term LNG demand is slightly lower than previous forecasts due to weaker power-sector gas burn, post-2030, we anticipate that LNG imports will increase materially. The phase-out of Russian pipeline gas and LNG, declining domestic production, and more resilient industrial and residential demand are expected to drive LNG imports to cover around 45% of European gas demand by 2035, with import volumes peaking later than previously expected.

New demand centres have also emerged in the Middle East and Africa. Egypt, Bahrain, Iraq, and South Africa drive an upward revision in LNG demand, supported by declining domestic supply and the deployment of FSRUs as a rapid import solution.

A notable emerging segment is LNG marine bunkering, which is projected to grow nearly seven-fold by 2035 as shipping decarbonization rules tighten, with Europe and Asia becoming the largest hubs.

Overall, the dominant pattern is LNG’s transformation from a balancing fuel into a core pillar of energy security, particularly for emerging markets, with demand growth increasingly sensitive to price affordability, infrastructure availability, and policy support.

LNG Shipping Rates and Chartering Activity

Spot charter rates have demonstrated a consistent downward trend throughout the past year, with 160,000 cbm 0.1% boil-off TFDE headline rates, as reported by Clarkson Research Services Limited (“Clarksons”), averaging $24,245 per day in 2025, a 42.6% decrease year-on-year, and 68.5% lower compared to the five- year average.

LNG shipping markets remained subdued for most of 2025, with rates hovering near historic lows amid weak demand fundamentals and persistent vessel oversupply. During the first three quarters, lower Asian LNG imports, milder weather, geopolitical trade disruptions and expanding intra-basin trade weighed heavily on tonne-mile demand. Despite stronger European LNG imports, particularly from the U.S., shorter trading routes limited upside for shipping demand. Fleet growth remained robust, while muted ordering activity reflected owner caution amid regulatory uncertainty and depressed earnings. As a result, vessel utilization declined compared with previous years, and rate recoveries during the summer proved short-lived.

Market sentiment shifted abruptly toward the end of October as winter conditions tightened vessel availability in the Atlantic Basin, driving spot rates for modern low pressure dual fuel two-stroke engine / M-type, electronically controlled, gas injection carriers above $100,000 per day. This surge was primarily underpinned by Europe’s first winter without Russian gas, lower storage levels, stronger U.S.–Europe trade flows and temporary tightening of prompt tonnage. However, the Pacific market failed to mirror this strength due to continued weakness in Asian demand, reinforcing a widening basin premium. Drewry expects the winter spike to ease into early 2026 as additional newbuild deliveries restore vessel availability, with long-term fundamentals remaining supported by ongoing LNG project FIDs and structural growth in future LNG demand, despite near-term volatility.

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

Global LNG Fleet

According to Poten, as of December 31, 2025, the global fleet of dedicated LNG carriers (>100,000 cbm) consisted of 705 conventional LNG Carriers with another 271 LNG carriers on order, of which 26 vessels (or 5.75%) do not have multi-year charters. Poten estimates that a total of 94 LNG carriers are due to be delivered in 2026. In 2025, 31 orders for LNG carriers were placed, as estimated by Poten. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to FSRUs or FSUs and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today. However, various factors, including changes in prices of and demand for LNG, can materially affect the competitive dynamics that currently exist and there can be no assurance that this need for additional carriers will materialize or that GasLog will be successful in securing renewed or new charters at attractive rates and durations to meet such LNG shipping requirements.

The statements in this “Industry Overview and Trends” section are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. See “Item 3. Key Information—D. Risk Factors” of this annual report.

A.	Operating Results

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

●	the supply and demand for LNG shipping services and the number of vessels available in the short-term or spot LNG carrier charter market;

●	our ability to secure future employment, at economically attractive rates, for our six vessels operating in the short-term spot market;
●	our ability to obtain acceptable financing in respect of our capital commitments;
●	our ability to maintain good working relationships with our existing customers and our ability to increase the number of our customers through the development of new working relationships;
●	the performance of our charterers;
●	the effective and efficient technical and operational management of our ships;
●	our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our customers’ requirements; and
●	economic, regulatory, political and governmental conditions that affect the LNG market and LNG shipping industries, which include geopolitical factors such as the ongoing military conflicts, the imposition of trade tariffs and changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply and demand.

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

General and Administrative Expenses

General and administrative expenses consist primarily of legal and other professional fees, board of directors’ fees, directors’ and officers’ liability insurance, travel and accommodation expenses, commercial management fees and administrative fees payable to GasLog.

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

Gain/loss on Disposal

Gain/loss on disposal is determined by comparing net proceeds from disposal with the carrying amount of a vessel and is included in our consolidated statements of profit or loss.

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

Year ended December 31, 2024 compared to the year ended December 31, 2025

	2024	2025	Change

	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	356,262	278,217	(78,045)
Voyage expenses and commissions	(9,141)	(18,303)	(9,162)
Vessel operating costs	(69,731)	(62,554)	7,177
Depreciation	(104,900)	(105,140)	(240)
General and administrative expenses	(16,422)	(13,793)	2,629
Gain/(loss) on disposal of vessels	8,196	(184)	(8,380)
Impairment loss	(8,674)	(93,438)	(84,764)
Profit/(loss) from operations	155,590	(15,195)	(170,785)
Financial costs	(4,830)	(5,043)	(213)
Financial income	190	86	(104)
Profit/(loss) for the year	150,950	(20,152)	(171,102)

During the year ended December 31, 2024, we had an average of 14.0 vessels operating in our owned and bareboat fleet having 5,086 available days while during the year ended December 31, 2025, we had an average of 12.8 vessels operating in our owned and bareboat fleet having 4,596 available days.

Revenues: Revenues decreased by $78.1 million, or 21.9%, from $356.3 million for the year ended December 31, 2024 to $278.2 million for the year ended December 31, 2025. The decrease of $78.1 million is mainly attributable to the 482 less available days due to the redelivery of the Methane Heather Sally to its owners in July 2025, the sale of the Methane Alison Victoria in July 2025 and the sale of the Methane Jane Elizabeth in October 2025, the lower charter rates due to the weak market and the 610 idle days in the year ended December 31, 2025 (42 idle days for the same period in 2024). As a result, the average daily hire rate per operating day we earned decreased from $71,238 for the year ended December 31, 2024 to $69,799 for the year ended December 31, 2025.

Voyage expenses and commissions: Voyage expenses and commissions increased by $9.2 million, from $9.1 million for the year ended December 31, 2024 to $18.3 million for the year ended December 31, 2025. The increase of $9.2 million is mainly attributable to an increase in bunkers consumption as a result of the idle days mentioned above.

Vessel Operating Costs: Vessel operating costs decreased by $7.1 million, or 10.2%, from $69.7 million for the year ended December 31, 2024 to $62.6 million for the year ended December 31, 2025. The decrease in vessel operating costs is mainly attributable to the decrease in the average number of vessels in our fleet and in the scheduled technical and maintenance costs in the year ended December 31, 2025, compared to the prior year, which were partially offset by an unfavorable movement in EUR/dollar exchange rate. As a result, daily operating costs per vessel decreased from $13,609 per day during the year ended December 31, 2024 to $13,361 per day during the year ended December 31, 2025.

Depreciation: Depreciation increased by $0.2 million, from $104.9 million for the year ended December 31, 2024 to $105.1 million for the year ended December 31, 2025. The increase in depreciation is mainly attributable to an increase in depreciation of the right-of-use assets as a result of the GasLog Santiago sale and leaseback completed on August 27, 2024, partially offset by a decrease in depreciation as a result of the decrease in the average number of vessels in our fleet in the year ended December 31, 2025, compared to the prior year.

General and Administrative Expenses: General and administrative expenses decreased by $2.6 million, or 15.9%, from $16.4 million for the year ended December 31, 2024 to $13.8 million for the year ended December 31, 2025. The decrease in general and administrative expenses is mainly attributable to a decrease in commercial management fees in line with the decrease in revenues discussed above and a decrease in administrative services fees attributable to the decrease in the average number of vessels in our fleet. As a result, daily general and administrative expenses decreased from $3,204 per day for the year ended December 31, 2024 to $2,946 per day for the year ended December 31, 2025.

Gain/(loss) on disposal of vessels: Gain on disposal of vessels was $8.2 million for the year ended December 31, 2024 and loss on disposal of vessels was $0.2 million for the year ended December 31, 2025. In the year ended December 31, 2024, gain on disposal of vessels of $8.2 million was recognized pursuant to the sale and leaseback transaction of the GasLog Santiago with CDBL.

Impairment Loss: Impairment loss was $8.7 million for the year ended December 31, 2024 and $93.4 million for the year ended December 31, 2025. In the year ended December 31, 2024, an impairment loss of $8.7 million was recognized with respect to two owned Steam vessels and one bareboat TFDE vessel. The impairment loss occurred as a result of the continuous decline in fair values of Steam and TFDE vessels, driven by reduced demand combined with the decrease in headline rates to historical lows. In the year ended December 31, 2025, an impairment loss of $93.4 was recognized, $58.0 million of which related to the two vessels sold in 2025 (the Methane Alison Victoria and the Methane Jane Elizabeth) and $35.4 million was recognised with respect to one owned Steam vessel and three bareboat TFDE vessels, in accordance with IFRS. The indications that led to the recognition of the impairment loss included the current low market rates and the differences between the ship brokers’ valuations of our owned fleet and their carrying values.

Financial Costs: Financial costs increased by $0.2 million, from $4.8 million for the year ended December 31, 2024 to $5.0 million for the year ended December 31, 2025. The increase in financial costs is mainly attributable to a net increase in interest expense on leases as a result of the GasLog Santiago sale and leaseback completed on August 27, 2024, partially offset by a decrease attributable to the decrease in lease liabilities related to the remaining vessels’ sale and leaseback transactions in 2025 compared to 2024.

Profit/(loss) for the Year: There was a decrease of $171.2 million, from a profit of $151.0 million for the year ended December 31, 2024 to a loss of $20.2 million for the year ended December 31, 2025, as a result of the aforementioned factors.

Year ended December 31, 2023 compared to the year ended December 31, 2024

For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2024, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year ended December 31, 2023, compared to the year ended December 31, 2024” contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 14, 2025.

Customers

For the year ended December 31, 2025, 55% of our revenues derived from subsidiaries of Shell, 31% from LNG majors and national oil companies, with the remaining revenues derived from various other charterers.

Seasonality

The revenues of our vessels employed under long-term charter arrangements are not significantly impacted by seasonal trends during the year ended December 31, 2025. However, our six vessels trading in the short-term spot market (defined as vessels under contracts of an initial duration of less than three years) are subject to seasonality in spot rates, which has been evident in the LNG shipping market during 2025. In recent years, there has been a significant increase in the seasonality of LNG shipping spot rates with relative strength during the months of September through January and relative weakness during the months of March through May. To the extent that more of our vessels cease to be employed under long-term charter arrangements (defined as charters with an initial duration of more than three years) in the future, there will likely be some additional seasonality in our revenues.

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

On October 31, 2022, GasLog Partners’ subsidiary, GAS-twenty one Ltd. completed the sale and leaseback of the Methane Heather Sally. The vessel was sold to an unrelated third party for a gross cash consideration of $50.0 million. GasLog Partners leased back the vessel under a bareboat charter until July 4, 2025, when the vessel was redelivered to its owners, an unrelated third party.

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

On July 15, 2025, GasLog Partners’ subsidiary, GAS-nineteen Ltd. completed the sale of the Methane Alison Victoria to an unrelated third party for a gross sale price of approximately $27.0 million.

On October 13, 2025, GasLog Partners’ subsidiary, GAS-seventeen Ltd. completed the sale of the Methane Jane Elizabeth to an unrelated third party for a gross sale price of approximately $25.0 million.

As of December 31, 2025, we had $5.2 million of cash and cash equivalents, held in current accounts. During the year ended December 31, 2025, we made a return of capital to GasLog of $51.5 million, reflecting the net proceeds from the sale of the Methane Alison Victoria and the Methane Jane Elizabeth, which had been pledged as collateral under the terms of the Facility.

Under our existing charters as of December 31, 2025, we had contracted revenues of $164.5 million for 2026 and $278.5 million thereafter. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters.

As of December 31, 2025, we had an aggregate of $64.9 million of lease liabilities mainly related to the sale and leasebacks of the GasLog Shanghai, the GasLog Sydney and the GasLog Santiago, of which $38.7 million was repayable within one year. In October 2026, the GasLog Shanghai will be redelivered to its owners upon completion of the sale and leaseback agreement and will exit our fleet.

Working Capital Position

As of December 31, 2025, our current assets totaled $29.7 million and current liabilities totaled $81.0 million, resulting in a negative working capital position of $51.3 million. Current liabilities include an amount of $21.2 million of unearned revenue in relation to vessel hires received in advance (which represents a non-cash liability that will be recognized as revenues after December 31, 2025 as the services are rendered). In considering going concern, management has reviewed the Partnership’s future cash requirements, earnings projections and GasLog’s ability to support potential liquidity needs.

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

Our long-term liquidity requirements include working capital payments, capital expenditures for vessels’ maintenance, interest and principal payments under our lease obligations and dividend distributions. Sources of funding for our long-term liquidity requirements include cash from operations, capital contributions from GasLog, new borrowings, future sales and leaseback transactions.

Cash Flows

Year ended December 31, 2024 compared to the year ended December 31, 2025

The following table summarizes our net cash flows from operating, investing and financing activities for the years indicated:

	Year ended December 31,
	2024	2025	Change

	(in thousands of U.S. dollars)
Net cash provided by operating activities	269,896	191,692	(78,204)
Net cash provided by investing activities	139,377	35,300	(104,077)
Net cash used in financing activities	(413,389)	(229,542)	183,847

Net Cash provided by Operating Activities:

Net cash provided by operating activities decreased by $78.2 million, from $269.9 million in the year ended December 31, 2024 to $191.7 million in the year ended December 31, 2025. The decrease of $78.2 million is mainly attributable to a decrease of $78.1 million in revenues, an increase of $9.2 million in voyage expenses and commissions and a decrease of $0.8 million in working capital movements, partially offset by a decrease of $7.1 million in vessel operating costs and a decrease of $2.6 million general and administrative expenses.

Net Cash provided by Investing Activities:

Net cash provided by investing activities decreased by $104.1 million, from $139.4 million in the year ended December 31, 2024 to $35.3 million in the year ended December 31, 2025. The decrease of $104.1 million is attributable to a decrease of $96.7 million in proceeds from sale of vessels and sale and leaseback transactions, net of commissions, an increase in payments for tangible fixed asset additions of $7.6 million and a decrease in financial income received of $0.2 million, partially offset by a decrease in payments for right-of-use assets of $0.4 million.

Net Cash used in Financing Activities:

Net cash used in financing activities decreased by $183.9 million, from $413.4 million in the year ended December 31, 2024 to $229.5 million in the year ended December 31, 2025. The decrease of $183.9 million is attributable to a decrease of $96.7 million in the return of capital contributions to GasLog, being equal to the net proceeds from the sale and sale and leaseback transactions and to a decrease of $96.2 million in distributions paid, which were partially offset by an increase of $8.9 million in payments for lease liabilities (principal portion) and an increase of $0.2 million in interest paid.

Year ended December 31, 2023 compared to the year ended December 31, 2024

For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2024, please see “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Year ended December 31, 2023 compared to the year ended December 31, 2024” contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 14, 2025.

Borrowing Activities

Credit Facilities

Following the refinancing of our outstanding credit facilities by the Facility in November 2023, the Partnership has no credit facilities outstanding.

On November 2, 2023, GasLog, as borrower, entered into the Facility. This financing, involving 14 international banks, includes decarbonization and social key performance targets as a component of the Facility pricing. The Facility refinanced the then-outstanding debt of $2.1 billion secured by 23 LNG carriers (12 GasLog vessels and eleven GasLog Partners vessels), following the acquisition by GasLog on July 13, 2023 of all the outstanding common units of GasLog Partners not already beneficially owned by GasLog. Citibank, N.A., London Branch and BNP Paribas acted as joint coordinators on the Facility. DNB Bank ASA, London Branch has been appointed as agent and security agent and ABN Amro BANK N.V. as sustainability co-ordinator. Alpha Bank S.A., Credit Suisse AG, a UBS Group Company, Danish Ship Finance A/S, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank ABP, Filial I Norge, Oversea-Chinese Banking Corporation Limited, DNB (UK) Limited and Standard Chartered Bank (Singapore) Limited acted as bookrunners and mandated lead arrangers alongside the coordinators, the agent and the sustainability co-ordinator. National Australia Bank Limited and Skandinaviska Enskilda Banken AB (Publ) were mandated lead arrangers. The transaction was completed on November 13, 2023, with GasLog drawing down an amount of $2.1 billion and $0.7 million remaining available as of that date, for general corporate purposes. The Facility has a five-year tenor, includes two one-year extension options and can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding the total facility amount. On February 10, 2025, GasLog signed a supplemental agreement extending the final reduction date by one year to November 2029. In May 2025 and July 2025, National Australia Bank Limited transferred to UBS AG, Skandinaviska Enskilda Banken AB (Publ), National Bank of Greece S.A. and Standard Chartered Bank (Singapore) Limited via transfer certificates, the total amounts of its commitments, rights and obligations under the Facility.

Securities, Covenants and Guarantees

The obligations under the Facility are secured as follows:

(i)	first priority mortgages over the owned ships included in the Facility;
(ii)	guarantees from the 20 vessel owning companies securing the Facility, the Partnership, GasLog Partners Holdings and GasLog Carriers (the “Guarantors”);
(iii)	a negative pledge of the share capital of GasLog, the Guarantors and GasLog LNG Services; and
(iv)	a first priority assignment of all earnings and insurance related to the owned ships.

The Facility also imposes certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership’s and GasLog’s ability to make any substantial change in the nature of the Partnership’s or GasLog’s business or to change the corporate structure without approval from lenders.

The Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the Facility contains covenants requiring GasLog and certain of its subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a value of not less than 120.0% of the then-outstanding amount under the applicable facility. If GasLog fails to comply with these covenants and is not able to obtain covenant waivers or modifications, the lenders could require the Partnership to make prepayments or provide additional collateral sufficient to bring GasLog into compliance with such covenants, and if we fail to do so the lenders could accelerate the indebtedness.

Capital Expenditures in Relation to Vessel Acquisitions

As of December 31, 2025, there are no commitments for capital expenditures related to our fleet with respect to vessel acquisitions.

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

Impairment of Vessels and Right-of-use Assets

We evaluate the carrying amounts of our vessels to determine whether there is any indication that they have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, their recoverable amounts are estimated in order to determine the extent of the impairment loss, if any. For a detailed description of our impairment policy for the year ended December 31, 2025, see Note 2 to our annual consolidated financial statements included elsewhere in this annual report. The disclosure below supplements the description in Note 2 to our annual consolidated financial statements.

The table below sets forth in dollars (i) the historical acquisition cost of our Vessels and Right-of-Use assets and (ii) their carrying value as of December 31, 2024 and December 31, 2025, after giving effect to the aggregate impairment charge of $35.4 million recorded against our Steam vessel and three of our TFDE vessels for the year ended December 31, 2025.

				Carrying values(1)
				(in thousands of U.S. dollars)
		Cargo capacity	Acquisition	December 31,	December 31,
Vessel	Built Date	(cbm)	cost	2024	2025
GasLog Shanghai(2)(3)	January 2013	155,000	189,619	29,804	7,968
GasLog Santiago(2)(3)	March 2013	155,000	189,560	46,386	20,996
GasLog Sydney(2)(3)	May 2013	155,000	195,947	47,228	25,575
GasLog Seattle(4)	December 2013	155,000	201,738	146,043	140,239
Solaris(4)	June 2014	155,000	202,163	150,559	144,572
Methane Rita Andrea(4)	April 2006	145,000	156,613	57,743	41,070
Methane Becki Anne(4)	September 2010	170,000	232,334	167,732	166,290
GasLog Greece(5)	March 2016	174,000	209,195	159,815	154,421
GasLog Glasgow(5)	June 2016	174,000	208,532	160,732	155,236
GasLog Geneva(5)	September 2016	174,000	203,975	158,286	153,128
GasLog Gibraltar(5)	October 2016	174,000	203,835	158,652	153,507
Total			$2,193,511	$1,282,980	$1,163,002
(1)	Our owned and bareboat vessels are stated at carrying values (see Note 3 and Note 4 to our consolidated financial statements included elsewhere in this annual report).
(2)	Indicates vessels which have been remeasured at the lower of their carrying amounts and fair values less costs to sell, pursuant to sale and leaseback agreements with third parties and are classified as Right-of-Use Assets in the statement of financial position. In the year ended December 31, 2024, an impairment loss of $0.7 million was recognized with respect to the sale and leaseback of the GasLog Sydney. Each vessel sold and leased back is recognized as a Right-of-Use Asset at an amount equal to the proportion of its previous carrying amount that reflects the Right-of-Use Asset retained.
(3)	The decreased market rates for the TDFE vessels in 2025 were assessed as impairment indicators with respect to right-of-use assets as of December 31, 2025. For all of these three vessels, an aggregate impairment loss of $20.6 million was recorded for the year ended December 31, 2025.
(4)	Indicates our owned vessels for which, as of December 31, 2025, the basic charter-free market value is lower than the vessel’s carrying value by $91.2 million as of December 31, 2025. For the Steam vessel, an impairment loss of $14.8 million was recognized for the year ended December 31, 2025.
(5)	Indicates vessels for which, as of December 31, 2025, the basic charter free market value is higher than the vessel’s carrying value.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers. We rely solely on the executive officers of GasLog or its applicable affiliate who provide executive officer services for our benefit pursuant to the administrative services agreement and who are responsible for our day-to-day management subject to the direction of our board of directors. The business address for each of our directors and executive officers is 69 Akti Miaouli, 18537 Piraeus, Greece. As of January 1, 2026, Maxime Philippe Cornet de Ways‑Ruart has been elected as a director to serve on the Board of Directors and the Audit Committee. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: Despoina Kyritsi, Konstantinos Andreou and Maxime Philippe Cornet de Ways‑Ruart. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Paolo Enoizi	53	Chairman of the Board of Directors/Chief Executive Officer
Despoina Kyritsi	40	Director
Konstantinos Andreou	46	Director
Maxime Philippe Cornet de Ways-Ruart	48	Director
Achilleas Tasioulas	50	Chief Financial Officer
Konstantinos Karathanos	52	Chief Operating Officer

Certain biographical information about each of these individuals is set forth below.

Paolo Enoizi was appointed as Chief Executive Officer (“CEO”) of GasLog in March 2022 and Chairman and CEO of GasLog Partners in August 2021. Prior to that, Paolo held the role of Chief Operating Officer (“COO”) from September 2019. Before joining GasLog, Paolo was Managing Director of Stolt Tankers BV Rotterdam, a subsidiary of Stolt Nielsen Limited (“Stolt Nielsen”), where he was responsible for the operation of over 100 chemical tankers, 200 people ashore and over 4,000 seafarers. Prior to joining Stolt Nielsen in 2008, Mr. Enoizi was Managing Director of a family-owned ship management company. His previous roles also included Director of Technical & Innovation and General Manager of Newbuilding & Technical. Paolo brings over 20 years of experience in growth and transformational strategy in ship management, cost optimization, innovative asset solutions and digital tools, with a constant focus on safety, care for people and the development of a more sustainable and safer environment. He holds a Master’s degree in Naval Architecture and Marine Engineering from the University of Genova.

Despoina Kyritsi was appointed to the Board of Directors and the Audit Committee in January 2024. Ms. Kyritsi, after 10 years of experience in Finance, Accounting & Controlling with DHL Global Forwarding, moved on to the shipping industry and DryLog in 2017, as a Business Analyst, reporting to its board, leading strategic projects, such as M&A, Corporate Restructuring and Regulatory Compliance. Ms. Kyritsi is a Fellow of the Institute of Chartered Shipbrokers (ICS), and a Certified Accountant (Greek Chamber of Economics), holding a degree in Business Administration from the Athens University of Economics and Business, and an MSc in Financial Analysis for Executives from the University of Piraeus in Greece.

Konstantinos Andreou was appointed to the Board of Directors and the Audit Committee on January 1, 2024. He is a corporate, maritime, and business law specialist with more than 20 years of professional experience. Within the CERES SHIPPING Group, he has served as Legal Counsel and, since 2017, as Group Chief Compliance Officer. He currently holds the position of Director of Legal for the CERES SHIPPING Group, overseeing legal, regulatory, compliance, and governmental matters across the Group’s activities. Separately, Mr. Andreou serves as an appointed Director of DryLog Shipping Ltd., the Group’s arm in dry-bulk shipping activities.

Mr. Andreou has extensive experience in cross-border legal and regulatory frameworks, sanctions and trade compliance, corporate governance, and complex transactional matters in the maritime and energy sectors. He has also supported the development and structuring of emerging energy and infrastructure ventures, including projects involving CO₂ and hydrogen transport and other energy-transition and midstream initiatives across multiple jurisdictions.

Mr. Andreou holds an LL.B./LL.M. from Université Lille II Droit et Santé, an LL.M. in Maritime Law (Distinction) from City University London and an Executive M.B.A. from HEC Paris Business School.

Maxime Philippe Cornet de Ways-Ruart was appointed to the Board of Directors and the Audit Committee on January 1, 2026. Mr. Cornet brings over two decades of international leadership across finance and insurance, having served in senior roles at Zurich Insurance Company (Global Head of Travel Insurance & Assistance) and at Cover‑More (a Zurich Insurance company) as CEO Underwriting & Global Relations and Chairman, Latin America. He is currently Executive Chairman of JG Aviation/Troyes Aviation and serves as a non‑executive director of Bergbahnen Destination Gstaad, Eigtheen48 and White Cube. He holds a degree from the Institut d’Administration et de Gestion (IAG) at the Université catholique de Louvain (Louvain School of Management) and has worked in the Swiss financial sector since 2001.

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

Konstantinos Karathanos was appointed COO of GasLog and GasLog Partners on February 11, 2022. Prior to this role he served as Deputy COO from November 2021 and as General Manager Innovation and Technology from 2019. Mr. Karathanos originally joined the group in 2000 and until 2017, held a range of senior technical and operational positions including Fleet Manager, Project & Site Manager and Ship Manager. Between 2017 and 2019 he served as Technical Manager at Minerva Marine before re-joining GasLog. Mr. Karathanos has over 20 years of experience in the shipping industry specializing in LNG Carriers design and construction, as well as Technical & Operational management. His work has focused strongly on energy performance, with particular emphasis on Energy efficiency and decarbonization of the fleet. Mr. Karathanos holds an Executive MBA from ALBA Graduate Business School, the American College of Greece, an MSc in Thermal Power and Fluid Mechanics from the University of Manchester and a B.Eng. in Mechanical Engineering from Manchester Metropolitan University.

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

Executive Compensation

The services of our executive officers and other employees are provided pursuant to the updated/amended administrative services agreement, under which we pay an annual fee. We do not pay any of our executive officers any compensation directly. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”. Our officers and employees and officers and employees of our subsidiaries and affiliates of GasLog and our general partner may participate in employee pension and benefit plans and arrangements sponsored by GasLog, GasLog subsidiaries, our general partner or their affiliates, including plans that may be established in the future. We did not set aside or accrue any amounts in the year ended December 31, 2025 to provide pension, retirement or similar benefits to our senior management.

Compensation of Directors

During 2025, our non-executive directors received an annual fee of $25,000. The aggregate annual fees paid to non-executive directors in 2025 was $50,000. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.

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

Following the GasLog Partners Transaction pursuant to which GasLog acquired 100% of our common units, we amended our Partnership Agreement to provide that all of our directors are appointed by our general partner in its sole discretion. Mr. Enoizi was appointed as a director and our CEO on August 1, 2021. Ms. Kyritsi and Mr. Andreou were appointed by GasLog effective as of January 1, 2024. Mr. Maxime Philippe Cornet de Ways-Ruart was appointed by GasLog effective as of January 1, 2026. Our directors, which are all appointed by our general partner serve until a successor is duly appointed by the general partner.

Ms. Kyritsi, Mr. Andreou and Mr. Cornet were determined by our board to be independent under the standards of the NYSE and the rules and regulations of the SEC.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE and we only have preferred units listed on the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, “foreign private issuers” and issuers who list only preferred units are exempt from most corporate governance requirements. Subject to limited exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors and (ii) the requirement that a compensation committee and a nominating/corporate governance committee be established. Three of our four directors qualify as independent as of January 1, 2026. As a result of the NYSE exemptions, non-independent directors may, among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Company. Accordingly, in the future you may not have the same protections afforded to unitholders of similarly organized limited partnerships that are subject to all of the NYSE corporate governance requirements.

Our board of directors meets regularly throughout the year. In 2025, the board met three times. As part of our board meetings, our independent directors meet without the non-independent directors in attendance. In addition, when required, the board holds sessions without the CEO and executive officers present.

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

Committees of the Board of Directors

Audit Committee

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. On January 1, 2024, Mr. Julian R. Metherell and Mr. James Berner stepped down from the audit committee, and Ms. Despoina Kyritsi and Mr. Konstantinos Andreou have been appointed to serve as members of the audit committee. Their service continued throughout 2025, with Ms. Despoina Kyritsi also acting as chair of the committee. On January 1, 2026, Mr. Maxime Philippe Cornet de Ways-Ruart was appointed to serve as member of the audit committee.

Corporate Governance

The board of directors and our Partnership’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership.

This document and other important information on our governance are posted on our website and may be viewed at http://www.gaslogmlp.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of any of these documents upon the written request of a unitholder at no cost. Unitholders may direct their requests to the attention of our Head of Legal, c/o GasLog LNG Services Ltd., 69 Akti Miaouli, Piraeus, 18537 Greece.

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

We do not directly employ any on-shore or seagoing employees. The services of our executive officers and other employees are provided pursuant to the administrative services agreement, under which we pay an annual fee. As of December 31, 2025, GasLog employed (directly and through manning agents) approximately 1,868 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as an average of 143 shore-based staff during 2025. As of December 31, 2024, GasLog employed (directly and through manning agents) approximately 1,821 seafaring staff who serve on GasLog’s owned and managed vessels (including our fleet) as well as an average of 145 shore-based staff during 2024. GasLog and its affiliates may employ additional staff to assist us as we grow. GasLog, through certain of its subsidiaries, provides onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended ship management agreements, subject to any alternative arrangements made with the applicable charterer. See “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.

LNG marine transportation is a specialized area requiring technically skilled officers and personnel with specialized training. For GasLog, attracting and retaining engaged, resilient and well-qualified seagoing and shore-based personnel is a top priority, and it offers competitive compensation, training and development opportunities. Through applied ESG strategy, GasLog is constantly aiming to improve the diversity, equity and inclusion of its workforce and management team, granting access and engagement to a wide pool of talent. In addition, GasLog provides intensive onboard training for officers and crews intended to instill a culture focused on the highest operational and safety standards. As a result, GasLog has historically enjoyed high retention rates. In 2025, the retention rate was 98.3% for senior seagoing officers, 95.6% for other seagoing officers and 98.6% for shore staff.

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

The following table sets forth certain information regarding the beneficial ownership of our outstanding common units as of March 12, 2026 held by:

●	each of our executive officers;
●	each of our directors;
●	all our directors and officers as a group; and
●	each holder known to us to beneficially own 5% or more of our units;

Beneficial ownership is determined in accordance with SEC rules. Percentage computations are based on an aggregate of 16,036,602 common units outstanding as of March 12, 2026. Each issued and outstanding common unit entitles the unitholder to one vote. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all unitholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

Common Units
Beneficially
Owned
Name of Beneficial Owner	Number	Percent
Directors and officers
Paolo Enoizi	—	—
Despoina Kyritsi	—	—
Konstantinos Andreou	—	—
Achilleas Tasioulas	—	—
Konstantinos Karathanos	—	—
Maxime Philippe Cornet de Ways-Ruart	—	—
All directors and officers as a group	—	—
Other 5% beneficial owners
GasLog Ltd.(1)	16,036,602	100.0%
(1)	GasLog Ltd. is effectively controlled by its chairman, Peter G. Livanos, who is deemed to beneficially own, directly or indirectly, 43.5% of the issued and outstanding common shares of GasLog Ltd.

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

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. The related party transactions that we have entered into or were party to during the year ended December 31, 2025 are discussed below.

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

For the year ended December 31, 2025, GasLog received a service fee of $0.64 million per vessel per year in connection with providing services under the administrative services agreement. Amounts payable by us under the administrative services agreement must be paid in advance on a monthly basis by the first working day of each month. The aggregate fees and expenses for services under the administrative services agreement for the year ended December 31, 2025 was $8.2 million, which related to all vessels in the GasLog Partners owned and bareboat fleet.

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

Management fee. For the year ended December 31, 2025, pursuant to the amended ship management agreements approved in November 2021, the vessel-owning subsidiaries, as owners, paid a management fee of $37,500 per month to GasLog LNG Services, as manager, and will reimburse GasLog LNG Services for all expenses incurred on their behalf. The aggregate fees and expenses for services under these management agreements for the year ended December 31, 2025 were $5.8 million, which related to all vessels in the GasLog Partners owned and bareboat fleet.

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

Commercial Management Agreements

Our operating subsidiaries have entered into commercial management agreements with GasLog that were amended upon completion of the IPO, pursuant to which GasLog provides certain commercial management services to us. For the year ended December 31, 2025, the commercial management fee was paid as a fixed commission of 1.25% of gross charter revenues of all vessels in the GasLog Partners’ fleet payable monthly in advance. The aggregate fees and expenses under these commercial management agreements for the year ended December 31, 2025 were $3.5 million which related to all vessels in the GasLog Partners owned and bareboat fleet.

The commercial management agreements require that GasLog use their best endeavors to perform, among others, the following management services:

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

Credit Facilities

On November 2, 2023, in connection with GasLog, as Borrower, entering into the Facility in the amount of $2.8 billion, we and GasLog Partners Holdings entered into a guarantee pursuant to which we and GasLog Partners Holdings guaranteed up to the amount of outstanding loan available. As of December 31, 2025 the amount outstanding under the Facility was $2,293.1 million. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”.

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

For the Series A Preference Units, from and including May 15, 2017 to, but excluding, June 15, 2027, the distribution rate is 8.625% per annum per $25.00 of liquidation preference per unit (equal to $2.15625 per annum per unit). The terms of the Series A Preference Units provide that the distribution rate will convert from a fixed rate of 8.625% to a floating rate equal to the three-month LIBOR plus a spread of 6.31% per annum on June 15, 2027. The fallback provisions of the Series A Preference Units do not contain a successor rate concept as the units were issued at a time of limited uncertainty regarding the future of LIBOR as a benchmark rate. In the absence of such fallback provisions, from and including June 15, 2027, the distribution rate for the Series A Preference Units will be determined by the Partnership based on the terms of the Partnership Agreement and applicable Marshall Islands law regarding amending LIBOR-based instruments. Under the current LIBOR fallback provisions for the Series A Preference Units, if there is no published LIBOR rate, the floating rate is expected to be the rate set during the prior interest rate period, which would be the current fixed rate of 8.625%. We paid distributions to holders of our Series A Preference Units of $0.5390625 per unit on March 17, 2025, June 16, 2025, September 15, 2025 and December 15, 2025.

For the Series B Preference Units, from and including January 17, 2018 to, but excluding, March 15, 2023, the distribution rate was 8.200% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2023, the distribution rate was a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. Effective September 15, 2023, in accordance with the terms of the Series B Preference Units, the three month LIBOR utilized as the base rate for the calculation of the floating rate distributions payable with respect to the Series B Preference Units was replaced by SOFR for a three month tenor published by the Chicago Mercantile Exchange (“CME”) plus a credit spread adjustment of 0.26161% (“Credit Adjusted Term SOFR”) plus a spread of 5.839% per annum per $25.00 of liquidation preference per unit. Credit Adjusted Term SOFR was used as the base rate for the first time with respect to the distributions payable for the distribution period beginning September 15, 2023 and ending December 15, 2023 and will be calculated every three months going forward. The distribution rates are not subject to adjustment. We paid distributions to holders of our Series B Preference Units of $0.6530831, $0.6641672, $0.6651210 and $0.6396068 per unit on March 17, 2025, June 16, 2025, September 15, 2025 and December 15, 2025, respectively.

For the Series C Preference Units, from and including November 15, 2018 to, but excluding, March 15, 2024, the distribution rate was 8.500% per annum per $25.00 of liquidation preference per unit (equal to $2.05 per annum per unit). From and including March 15, 2024, the distribution rate is a floating rate equal to the SOFR for a three month tenor published by the CME plus Credit Adjusted Term SOFR plus a spread of 5.317% per annum per $25.00 of liquidation preference per unit. We paid distributions to holders of our Series C Preference Units of $0.6204581, $0.6308172, $0.6317710 and $0.6066193 on March 17, 2025, June 16, 2025, September 15, 2025 and December 15, 2025, respectively.

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

General Partner Interest

Our partnership agreement provides that our general partner will be entitled to distributions that we make prior to our liquidation in accordance with its percentage interest (6.3% as of December 31, 2025). Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its general partner interest if we issue additional common units. Our general partner’s interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional common units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

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

The information required to be disclosed under Item 10.B is incorporated by reference to Exhibit 3.2 of our Current Report on Form 6-K furnished with the SEC on July 24, 2023.

C.	Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party. Such summaries are not intended to be complete and reference is made to the contracts themselves.

(a)	Form of Administrative Services Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement”.
(b)	Form of Commercial Management Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Commercial Management Agreement”.
(c)	Form of Ship Management Agreement; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Ship Management Agreements”.
(d)	Form of Indemnification Agreement for the Partnership’s directors and certain officers; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements”.
(e)	Addendum dated April 21, 2015 to the Omnibus Agreement dated May 12, 2014, among GasLog Ltd., GasLog Partners GP LLC and GasLog Partners Holdings LLC; please see “Item 7. Major Unitholders and Related Party Transactions—B. Related Party Transactions— Omnibus Agreement”.

(f)	Facility Agreement dated November 2, 2023, relating to $2,800,000,000 Reducing Revolving Loan Facility among GasLog Ltd. as borrower, Alpha Bank S.A., ABN Amro Bank N.V., BNP Paribas, Citibank, N.A., London, Branch, Credit Suisse AG, Danish Ship Finance A/S, DNB (UK) Limited, ING Bank N.V., London Branch, National Bank of Greece S.A., Nordea Bank Abp, Filial I Norge, Oversea-Chinese Banking Corporation Limited and Standard Chartered Bank (Singapore) Limited as mandated lead arrangers and bookrunners; National Australia Bank Limited and Skandinaviska Enskilda Banken AB (publ) as mandated lead arrangers; DNB Bank ASA, London Branch as Agent and security agent; ABN Amro Bank N.V. as Sustainability Co-ordinator; BNP Paribas and Citibank, N.A., London, Branch, as Global Co-ordinators and GAS-one Ltd., GAS-two Ltd., GAS-four Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty seven Ltd., GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., GAS-thirty five Ltd. and GasLog Hellas-1 Special Maritime Enterprise as Owners and Guarantors; GasLog Partners LP, GasLog Carriers Ltd. and GasLog Partners Holdings LLC as Guarantors; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.
(g)	Supplemental Agreement dated February 10, 2025 to the Facility Agreement dated November 2, 2023, relating to $2,800,000,000 Reducing Revolving Loan Facility among GasLog Ltd. as borrower, Alpha Bank S.A., ABN Amro Bank N.V., BNP Paribas, Citibank, N.A., Jersey Branch, UBS AG, Danish Ship Finance A/S, DNB (UK) Limited, ING Bank N.V., London Branch, National Australia Bank Limited, National Bank of Greece S.A., Nordea Bank Abp, Filial I Norge, Oversea-Chinese Banking Corporation Limited, Skandinaviska Enskilda Banken AB (publ) and Standard Chartered Bank (Singapore) Limited as lenders and GAS-one Ltd., GAS-two Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty seven Ltd., GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., GAS-thirty five Ltd. and GasLog Hellas-1 Special Maritime Enterprise, GasLog Partners LP, GasLog Carriers Ltd. and GasLog Partners Holdings LLC as Guarantors; please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing Activities—Credit Facilities”.
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

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2025. Based on our evaluation, the CEO and the CFO have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control—Integrated Framework (2013 framework). Based on the evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

ITEM 16.    [RESERVED]

ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Despoina Kyritsi, Mr. Konstantinos Andreou and Mr. Maxime Philippe Cornet de Ways-Ruart, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, are the audit committee members. Ms. Kyritsi qualifies as an “audit committee financial expert”. Our board of directors has affirmatively determined that each of Ms. Kyritsi, Mr. Andreou and Mr. Cornet meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules.

ITEM 16.B.    CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics for all directors, officers, employees and agents of the Partnership, a copy of which is posted on our website and may be viewed at http://www.gaslogmlp.com. The information contained on or connected to our website is not a part of this annual report. We will also provide a paper copy of this document upon the written request at no cost. Unitholders may direct their requests to the attention of our Head of Legal, GasLog Partners LP, 69 Akti Miaouli, 18537 Piraeus, Greece. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2025.

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements, acting as our independent auditor for the fiscal years ended December 31, 2024 and December 31, 2025.

The table below sets forth the total amount billed and accrued for Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163) for services performed in 2024 and 2025, respectively, and breaks down these amounts by the category of service. The fees paid to our principal accountant were approved in accordance with the pre-approval policies and procedures described below.

	2024	2025

	(Expressed in millions of U.S. Dollars)
Audit fees	$0.20	$0.20
Total fees	$0.20	$0.20

Audit Fees

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Partnership and fees for the review of the quarterly financial information.

Tax Fees

No tax fees were billed by our principal accountant in 2024 and 2025.

Audit-related Fees

No audit-related fees were billed by our principal accountant in 2024 and 2025.

All Other Fees

No other fees were billed by our principal accountant in 2024 and 2025.

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

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below are all purchases of our preference units by our affiliated purchasers for the period ended December 31, 2025.

	Number of	Number of	Number of
	Series A Preference	Series B Preference	Series C Preference	Average
	Units	Units	Units	Price Paid
Period	Purchased	Purchased	Purchased	Per Unit ($)
January 2025 (1)	—	4,115	15,695	$25.45
February 2025 (1)	2	25,317	32,700	$25.89
March 2025 (2)	—	17,956	14,529	$25.83
April 2025 (2)	1,900	20,068	24,362	$25.77
June 2025 (3)	11,600	—	—	$25.50
July 2025 (1)	—	—	151	$25.80
August 2025 (1)	—	4,722	10,000	$26.48
September 2025 (1)	—	4,666	3,447	$26.38
November 2025 (1)	—	3,482	5,620	$25.86
December 2025 (1)	—	—	5,000	$25.47
Total	13,502	80,326	111,504	$25.84
(1)	Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, acquired these shares in open-market transactions.
(2)	Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members and Paolo Enoizi, for his own benefit, acquired these shares in open-market transactions.
(3)

Entities controlled by Peter Livanos, for his own benefit and the benefit of his immediate family members, Paolo Enoizi and Konstantinos Karathanos, for their own benefit, acquired these shares in open-market transactions.

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

Independence of Directors

The NYSE rules do not require a listed company that is a foreign private issuer or an issuer that lists only preferred units to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, our board of directors is not required to be comprised of a majority of independent directors. However, our board of directors has determined that each of Ms. Despoina Kyritsi, Mr. Konstantinos Andreou and Mr. Maxime Philippe Cornet de Ways-Ruart satisfies the independence standards established by the NYSE as applicable to us.

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

ITEM 16.I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.     INSIDER TRADING POLICIES

Our board of directors has adopted a Trading Policy that generally prohibits directors, officers, employees, controlling unitholders and their respective related parties (“Covered Persons”) from trading in securities of the Partnership while in possession of material non-public information regarding the Partnership, or in securities of any other company while in possession of material non-public information regarding that company, which knowledge was obtained in the course of service to or employment with GasLog. The Trading Policy also imposes certain pre-clearance requirements and quarterly blackout periods. In addition, among other things, the Trading Policy generally prohibits Covered Persons from (i) trading in equity securities of the Partnership on a short-term basis, (ii) purchasing securities of the Partnership on margin, (iii) purchasing or selling derivatives related to securities of the Partnership (except for certain “permitted hedging derivatives”, which the Trading Policy defines as any derivative transaction to (x) hedge a position in Partnership securities held by the relevant Covered Person for more than 12 months, (y) with respect to the number of Partnership securities less than or equal to the amount such Covered Person could sell at such time in compliance with Rule 144 under the Securities Act of 1933, as amended, and (z) otherwise in compliance with the terms of the Trading Policy) and (iv) selling Partnership securities short (other than short sales effected by an independent financial institution that is party to a permitted hedging derivative, in accordance with its own standard practices and procedures, for the purpose of hedging its own position as a party to, or facilitating the entry by a Covered Person into, such permitted hedging derivative). A copy of our Trading Policy has been previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on March 14, 2025.

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

GasLog has adopted the internal policies mentioned above to implement reporting procedures for any cybersecurity incident and a cybersecurity management framework to continuously monitor and assess risk. These policies are developed and periodically reviewed by GasLog’s IT steering committee. The processes outlined above have also been integrated into our overall risk management strategy.

For a description of how risks from cybersecurity threats could materially affect us, including our business strategy, results of operations or financial condition, see “Item 3. Key Information—D. Risk Factors—Risks related to Us—We rely on our information technology systems and networks to conduct our business and failure to protect these systems against security breaches could materially disrupt our business and adversely affect our results of operations,” which is incorporated by reference into this Item 16.K.

Governance

The Audit Committee has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Audit Committee receives quarterly updates about cybersecurity threats and processes from the CEO.

The key management body responsible for assessing and managing material risks from cybersecurity threats is GasLog’s IT steering committee which is made up of the CEO, the COO, the CFO, the Head of Information, Communication and Technology (“ICT”) and the Business Process Innovation Manager of GasLog. The IT steering committee periodically extends invitations to additional participants.

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

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-37 included herein by reference.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	Certificate of Limited Partnership of GasLog Partners LP(1)
1.2	Eighth Amended and Restated Agreement of Limited Partnership of GasLog Partners LP(2)
2.1	Certificate of Formation of GasLog Partners GP LLC(1)
2.2	Limited Liability Company Agreement of GasLog Partners GP LLC(1)
2.3	Description of Securities(5)
4.1	Form of Administrative Services Agreement(1)
4.2	Form of Commercial Management Agreement(1)
4.3	Form of Ship Management Agreement(3)
4.4	Form of Indemnification Agreement for the Partnership’s directors and certain officers(3)
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

Supplemental Agreement dated February 10, 2025 to the Facility Agreement dated November 2, 2023, relating to $2,800,000,000 Reducing Revolving Loan Facility among GasLog Ltd. as borrower, Alpha Bank S.A., ABN Amro Bank N.V., BNP Paribas, Citibank, N.A., Jersey Branch, UBS AG, Danish Ship Finance A/S, DNB (UK) Limited, ING Bank N.V., London Branch, National Australia Bank Limited, National Bank of Greece S.A., Nordea Bank Abp, Filial I Norge, Oversea-Chinese Banking Corporation Limited, Skandinaviska Enskilda Banken AB (publ) and Standard Chartered Bank (Singapore) Limited as lenders and GAS-one Ltd., GAS-two Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty two Ltd., GAS-twenty three Ltd., GAS-twenty seven Ltd., GAS-twenty eight Ltd., GAS-thirty Ltd., GAS-thirty one Ltd., GAS-thirty two Ltd., GAS-thirty three Ltd., GAS-thirty four Ltd., GAS-thirty five Ltd. and GasLog Hellas-1 Special Maritime Enterprise, GasLog Partners LP, GasLog Carriers Ltd. and GasLog Partners Holdings LLC as Guarantors.(5)*

8.1	List of Subsidiaries of GasLog Partners LP
11.1	Trading Policy(5)
12.1	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of GasLog Partners LP’s Chief Financial Officer
13.1	GasLog Partners LP Certification of Paolo Enoizi, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes- Oxley Act of 2002
13.2	GasLog Partners LP Certification of Achilleas Tasioulas, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit No.	Description
97.1	Clawback Policy(4)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase
104	Cover page interactive data file (formatted as Inline XBRL and included in Exhibit 101)
(1)	Previously filed as an exhibit to GasLog Partners LP’s Registration Statement on Form F-1 (File No. 333-195109), declared effective by the SEC on May 6, 2014, and hereby incorporated by reference to such Registration Statement.
(2)	Previously filed as Exhibit 3.2 to GasLog Partners LP’s Report on Form 6-K (File No. 001-36433), filed with the SEC on July 24, 2023, hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on February 12, 2016, hereby incorporated by reference to such Report.
(4)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on March 7, 2024, hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to GasLog Partners LP’s Annual Report on Form 20-F (File No. 001-36433), filed with the SEC on March 14, 2025, hereby incorporated by reference to such Report.
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

Dated: March 19, 2026

GASLOG PARTNERS LP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders and Board of Directors of GasLog Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GasLog Partners LP and subsidiaries (the “Partnership”) as of December 31, 2024 and 2025, the related consolidated statements of profit or loss and total comprehensive income or loss, changes in partners’ equity and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Tangible fixed assets & Right-of-Use Assets—Impairment of vessels—Refer to Notes 2, 3 and 4 to the financial statements

Critical Audit Matter Description

As at December 31, 2025, 4 out of 8 owned vessels and all 3 bareboat vessels (right-of-use-assets) had impairment indications.

The Partnership’s owned vessels and bareboat vessels are evaluated for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, and conversely for reversal of impairment. For each vessel (owned and bareboat vessels consisting of Steam and TFDE type vessels) where impairment indicators or impairment reversal indicators are identified, management estimates the recoverable amount which is the higher of fair value less cost to sell and value in use and compares it to the carrying value. As of December 31, 2025, negative indicators were identified for certain of the Partnership’s vessels, which triggered the existence of potential impairment. The Partnership assesses value in use using discounted future cash flows, which requires management to make estimates and assumptions, of which estimated long-term charter rates for non-contracted revenue days involve the most significant judgement, estimation and subjectivity.

As at December 31, 2025, the Partnership performed an impairment assessment for its owned and bareboat vessels for which impairment indicators were identified, by calculating each vessel’s value in use which incorporated estimated long-term charter rates for non-contracted revenue days. Estimated long-term charter rates for non-contracted revenue days reflect both (1) the ‘Period 1’ – 2026 assumed Time Charter Equivalent (TCE) rate which aligns with the Partnership’s approved budget and is applied from the end of the vessels’ charter party agreement expiration up to December 31, 2026 and (2) two ‘Period 2’ TCE rates: one applied from January 1, 2027 through December 31, 2027, and another applied from January 1, 2028 until the end of the vessels’ useful life, both based on longer-term expectations for the LNG industry.

We identified estimated long-term charter rates for non-contracted days, as defined above, used in the discounted projected net operating cash flows for owned and bareboat vessels with impairment indicator as a critical audit matter because of the complex judgments made by management to estimate them and the significant impact they have on discounted cash flows expected to be generated over the remaining useful life of the vessel and due to the sensitivity of it in the value in use calculations. Performing audit procedures to evaluate the reasonableness of management’s estimates of long-term charter rates for non-contracted revenue days required a high degree of auditor judgment and an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimated long-term charter rate assumption for non-contracted revenue days used by management to estimate the recoverable amount of Steam and TFDE owned and bareboat vessels included the following:

i.	We evaluated the reasonableness of the Period 1- 2026 TCE rate for non-contracted revenue days up to December 31, 2026, by comparing management’s assumptions for vessels to market data and considered whether actual time charters agreed with charterers for similar vessels.
ii.	We evaluated the reasonableness of management’s estimated Period 2 TCE rates for non-contracted revenue days assumptions as follows:
1.	We re-assessed the rationale and evidence for the estimated long-term charter rate assumptions. This included examining the differential between the Period 2 TCE rates for each vessel type as assumed by management. Our assessment involved comparing these assumptions to historic new build prices, actual charter rates, and available market data on nearer-term charter rates. We focused particularly on the charter rate differentials between available market data charter rates and the Company’s vessel types.
2.	We compared them with management’s assumptions for the period up to December 31, 2026, for which market data was available and assessed the reasonableness of the changes in management’s charter rate assumptions over the forecast period in light of evidence gathered about the potential future evolution of the LNG shipping market, including forecasts and reports published by external industry experts.
iii.	We assessed the sensitivity disclosures in Notes 3 and 4 based on our own sensitivity analysis and checked management’s calculations of those sensitivities.
iv.	We evaluated management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 19, 2026

We have served as the Partnership’s auditor since 2021.

GasLog Partners LP

Consolidated statements of financial position

As of December 31, 2024 and 2025

(All amounts expressed in thousands of U.S. Dollars, except unit data)

		December 31,	December 31,
	Note	2024	2025
Assets
Non-current assets
Other non-current assets		1,482	1,073
Tangible fixed assets	3	1,276,472	1,116,578
Right-of-use assets	4	129,890	54,960
Total non-current assets		1,407,844	1,172,611
Current assets
Trade and other receivables	5	13,383	16,959
Due from related parties	14	10,408	417
Inventories		2,725	4,644
Prepayments and other current assets		3,986	2,448
Cash and cash equivalents		7,771	5,221
Total current assets		38,273	29,689
Total assets		1,446,117	1,202,300
Partners’ equity and liabilities
Partners’ equity
Common unitholders and general partner (16,036,602 common and 1,080,263 general partner units issued and outstanding as of December 31, 2024 and December 31, 2025)	6	1,016,574	814,972
Preference unitholders (5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units issued and outstanding as of December 31, 2024 and December 31, 2025)	6	280,129	279,859
Total partners’ equity		1,296,703	1,094,831
Current liabilities
Trade accounts payable		7,733	2,815
Other payables and accruals	8	33,784	39,532
Lease liabilities—current portion	4	42,741	38,679
Total current liabilities		84,258	81,026
Non-current liabilities
Lease liabilities—non-current portion	4	64,852	26,233
Other non-current liabilities		304	210
Total non-current liabilities		65,156	26,443
Total partners’ equity and liabilities		1,446,117	1,202,300

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of profit or loss and total comprehensive income or loss

For the years ended December 31, 2023, 2024 and 2025

(All amounts expressed in thousands of U.S. Dollars)

	Note	2023	2024	2025
Revenues	9	397,838	356,262	278,217
Voyage expenses and commissions	10	(10,998)	(9,141)	(18,303)
Vessel operating costs	12	(67,753)	(69,731)	(62,554)
Depreciation	3,4	(98,472)	(104,900)	(105,140)
General and administrative expenses	11	(22,795)	(16,422)	(13,793)
(Loss)/gain on disposal of vessels	3	(1,033)	8,196	(184)
Impairment loss	3,4	(142)	(8,674)	(93,438)
Profit/(loss) from operations		196,645	155,590	(15,195)
Financial costs	13	(67,060)	(4,830)	(5,043)
Financial income	13	7,612	190	86
Gain on derivatives	17	1,512	—	—
Total other expenses, net		(57,936)	(4,640)	(4,957)
Profit/(loss) and total comprehensive income/(loss) for the year		138,709	150,950	(20,152)

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of changes in partners’ equity

For the years ended December 31, 2023, 2024 and 2025

(All amounts expressed in thousands of U.S. Dollars)

	Common		Total
	unitholders and	Preference	Partners’
	general partner	unitholders	equity
Balance as of January 1, 2023	681,561	279,349	960,910
Capital contribution from GasLog - Borrowings repayments (Note 7)	764,080	—	764,080
Deemed distribution to GasLog ($50,000 loan pay-out by GasLog Partners) (Note 1)	(50,000)	—	(50,000)
Stock plan termination	(1,486)	—	(1,486)
Distributions declared and paid (Note 6)	(265,512)	(26,747)	(292,259)
Share-based compensation, net of accrued distribution	462	—	462
Partnership’s profit and total comprehensive income	111,242	27,467	138,709
Balance as of December 31, 2023	1,240,347	280,069	1,520,416
Return of capital contributions (Note 6)	(148,220)	—	(148,220)
Distributions declared and paid (Note 6)	(197,462)	(28,981)	(226,443)
Partnership’s profit and total comprehensive income	121,909	29,041	150,950
Balance as of December 31, 2024	1,016,574	280,129	1,296,703
Return of capital contributions (Note 6)	(51,500)	—	(51,500)
Distributions declared and paid (Note 6)	(102,467)	(27,753)	(130,220)
Partnership’s (loss)/profit and total comprehensive (loss)/income	(47,635)	27,483	(20,152)
Balance as of December 31, 2025	814,972	279,859	1,094,831

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Consolidated statements of cash flows

For the years ended December 31, 2023, 2024 and 2025

(All amounts expressed in thousands of U.S. Dollars)

	Note	2023	2024	2025
Cash flows from operating activities:
Profit/(loss) for the year		138,709	150,950	(20,152)
Adjustments for:
Depreciation	3,4	98,472	104,900	105,140
Impairment loss	3,4	142	8,674	93,438
Loss/(gain) on disposal of vessels	3	1,033	(8,196)	184
Financial costs	13	67,060	4,830	5,043
Financial income	13	(7,612)	(190)	(86)
Gain on derivatives (excluding realized gain on forward foreign exchange contracts held for trading)	17	(1,447)	—	—
Share-based compensation	11	1,357	—	—
		297,714	260,968	183,567
Movements in operating assets and liabilities:
(Increase)/decrease in trade and other receivables		(13,590)	11,003	(3,576)
(Increase)/decrease in inventories		(18)	187	(1,919)
Change in related parties, net		(17,530)	5,321	9,991
(Increase)/decrease in prepayments and other current assets		(2,314)	1,720	1,538
(Increase)/decrease in other non-current assets		(1,833)	506	409
Decrease in other non-current liabilities		(1,111)	(93)	(94)
Increase/(decrease) in trade accounts payable		4,349	(178)	(4,804)
(Decrease)/increase in other payables and accruals		(3,269)	(9,538)	6,580
Net cash provided by operating activities		262,398	269,896	191,692
Cash flows from investing activities:
Proceeds from sale of vessels and sale and leaseback, net	3,4	137,188	148,220	51,500
Payments for tangible fixed assets additions		(15,169)	(8,477)	(16,095)
Payments for right-of-use assets		(5,525)	(614)	(191)
Financial income received		7,943	248	86
Purchase of short-term cash deposits		(58,000)	—	—
Maturity of short-term cash deposits		83,000	—	—
Net cash provided by investing activities		149,437	139,377	35,300
Cash flows from financing activities:
Borrowings’ repayments	7,18	(217,070)	—	—
Principal elements of lease payments	4,18	(23,103)	(33,863)	(42,779)
Interest paid		(69,791)	(4,830)	(5,043)
Payment of loan issuance costs, net	18	359	(33)	—
Proceeds from interest rate swaps termination	17	3,488	—	—
Distributions paid (including common and preference)	6	(292,259)	(226,443)	(130,220)
Return of capital contributions	6	—	(148,220)	(51,500)
Net cash used in financing activities		(598,376)	(413,389)	(229,542)
Effects of exchange rate changes on cash and cash equivalents		306	—	—
Decrease in cash and cash equivalents		(186,235)	(4,116)	(2,550)
Cash and cash equivalents, beginning of the year		198,122	11,887	7,771
Cash and cash equivalents, end of the year		11,887	7,771	5,221

Non-Cash Investing and Financing Activities:
Capital expenditures included in liabilities at the end of the year		2,374	2,014	517
Financing costs included in liabilities at the end of the year	18	33	—	—
Loan assumed from Parent through deemed distributions	18	50,000	—	—
Borrowings’ repayments through capital contributions	7,18	764,080	—	—
Non-cash prepayment of lease payments	4	11,979	5,329	—
Capital expenditures included in liabilities at the end of the year - Right-of-use assets		326	—	—
Expenses on vessel disposal included in liabilities at the end of the year		—	—	367

The accompanying notes are an integral part of these consolidated financial statements.

GasLog Partners LP

Notes to the consolidated financial statements

For the years ended December 31, 2023, 2024 and 2025

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

The Partnership’s principal business is the ownership and operation of LNG vessels, providing LNG transportation services on a worldwide basis. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of Bermuda, provides technical and commercial services to the Partnership.

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

On October 26, 2021, GasLog Partners completed the sale and leaseback of the GasLog Shanghai with a wholly owned subsidiary of China Development Bank Financial Leasing Co., Ltd. (“CDBL”). The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

On March 30, 2023, GasLog Partners completed the sale and leaseback of the GasLog Sydney with a wholly owned subsidiary of CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation.

On August 27, 2024, GasLog Partners completed the sale and leaseback of the GasLog Santiago with a wholly owned subsidiary of CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of three years with no repurchase option or obligation.

On July 4, 2025, the Methane Heather Sally (previously sold and leased-back by GAS- twenty one Ltd.) was redelivered to its owners, an unrelated third party.

On July 15, 2025, GasLog Partners, completed the sale of the Methane Alison Victoria (previously owned by GAS- nineteen Ltd.) to an unrelated third party.

On October 13, 2025, GasLog Partners, completed the sale of the Methane Jane Elizabeth (previously owned by GAS- seventeen Ltd.) to an unrelated third party.

As of December 31, 2025, the companies listed below were 100% held by the Partnership. The Partnership wholly owned eight LNG vessels and operated three LNG vessels leased back under bareboat charters, as described above:

					Cargo
					Capacity
	Place of	Date of			Cubic Meters
Name	Incorporation	Incorporation	Principal Activities	Vessel	(“cbm”)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Right-of-use asset company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Right-of-use asset company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Right-of-use asset company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	Solaris	155,000	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Glasgow	174,000	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Gibraltar	174,000	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Dormant	—	—	—
GAS-nineteen Ltd.	Bermuda	April 2014	Dormant	—	—	—
GAS-twenty one Ltd.	Bermuda	April 2014	Dormant	—	—	—
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	Methane Becki Anne	170,000	March 2015
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

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

As of December 31, 2025, the Partnership’s current assets totaled $29,689 while current liabilities totaled $81,026, resulting in a negative working capital position of $51,337. Current liabilities include an amount of $21,223 of unearned revenue in relation to vessel hires received in advance (which represents a non-cash liability that will be recognized as revenues after December 31, 2025 as the services are rendered).

In considering going concern, management monitors the Partnership’s liquidity position throughout the year to ensure it has access to sufficient funds to meet its forecast cash requirements and its ability to evaluate its future distribution policy with GasLog. Management anticipates that its primary sources of funds over the next twelve months and in the long-term will be available cash, cash from operations, capital contributions from GasLog, future sales and sale and leaseback transactions. Management believes that these anticipated sources of funds will be sufficient to meet its liquidity needs for at least twelve months from the date of this report, and therefore it is appropriate to prepare the financial statements on a going concern basis.

On March 19, 2026, the Partnership’s board of directors authorized the consolidated financial statements for issuance and filing.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Partnership and its subsidiaries from the date of their incorporation by GasLog, as they were under the common control of GasLog. All intra-group transactions and balances are eliminated on consolidation.

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

Costs that will be capitalized as part of the future dry-dockings will include a variety of costs incurred, directly attributable to the dry-dock and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the dry-dock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Dry-docking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the dry-docking period. Expenses related to regular maintenance and repairs of the vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as the dry-docking.

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

The Partnership is a lessee under vessel sale and leaseback arrangements and also leases vessel communication equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. On initial recognition, a lease is recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Partnership. The corresponding rental obligations, net of finance charges, are included in current and non-current liabilities as lease liabilities. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect lease payment made. Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

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

Share-based compensation to executives and others providing similar services is measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 6.

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

European Union’s Emissions Trading System

In January 2024, the European Union’s Emissions Trading System (“EU ETS”) was extended to cover Carbon dioxide (“CO2”) emissions from all large ships (of 5,000 gross tonnage and above) entering European Union (“EU”) ports, and will also apply to methane and nitrus oxide beginning in 2026. Shipping companies will need to buy or receive and surrender EU ETS emissions allowances (“EUAs”) that correspond to the emissions covered by the system.

Under the EU ETS, the Company recognizes a liability at each period end based on the total number of EUAs required to be submitted based on emissions occurring on or prior to the period end. EUAs relating to the annual emissions are required to be surrendered to the EU authorities in September of the following year. The obligation to submit EUAs is presented within Other payables and accruals since settlement to the EU is due within twelve months of the reporting date. The obligation to be settled using EUAs on hand will be measured at the carrying amount of these EUAs. Any excess emission is measured at the market value of EUAs at the period end.

The value of the EUAs to be provided to the Partnership under the terms of the charter party agreements that are intended to be used to settle the Partnership’s EUA obligations are accounted within Trade and other receivables. EUA obligations that are not charterers’ liability are recognized in the consolidated statement of profit or loss under Voyage expenses and commissions.

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

Critical accounting judgments

In the process of applying the Partnership’s accounting policies as of December 31, 2025, management made several critical accounting judgments in preparing its discounted cashflow analysis, that had the most significant effect on the amounts recognized in the consolidated financial statements.

Key sources of estimation uncertainty are as follows:

Impairment of vessels and right-of-use vessels: The Partnership evaluates the carrying amounts of each of its owned and bareboat vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any. The total carrying amount of the Partnership’s vessels and right-of-use vessels as of December 31, 2025, was $1,163,002 (December 31, 2024: $1,398,232). Recoverable amount is the higher of fair value less costs to sell and value in use. The Partnership’s estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind.

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

As of June 30, 2025, a number of negative indicators such as the sale of the Methane Alison Victoria at a price lower than the carrying amount of the vessel and the continuous decline of the charter - free market values of the Partnership’s owned steam turbine propulsion (“Steam”) vessels, as estimated by ship brokers, driven by the reduced demand and the current decrease in market rates, prompted the Partnership to conclude that events and circumstances triggered the existence of potential impairment for the owned Steam vessels.

As of December 31, 2025, a number of negative indicators such as the continuous decline of the charter-free market values of the Partnership’s owned Steam and tri-fuel diesel electric engine propulsion (“TFDE”) vessels as estimated by ship brokers, driven by reduced demand and a continuing decrease in headline rates, prompted the Partnership to conclude that events and circumstances triggered the existence of potential impairment for the owned Steam and for the owned and bareboat TFDE vessels.

The Partnership performed an impairment assessment for its owned and bareboat TFDE and Steam vessels by calculating each vessel’s value in use applying the “traditional” approach, i.e. using the single most likely cash flow, for its owned TFDE vessels and the bareboat vessels and the “expected cash flow” approach, i.e. using all expectations about possible cash flows for its owned Steam vessels. The expected cash flow approach was considered more appropriate in light of the increasing uncertainty pertaining to the business outlook for our Steam vessels. As of June 30, 2025 and December 31, 2025, the Partnership’s management established its expectations for recovering each Steam vessel’s carrying amount in the form of two alternative scenarios: (a) continued operation of the vessel until the end of its useful economic life or (b) sale (at fair value less costs to sell) in the middle of 2026. Appropriate probabilities were determined and assigned to each probable outcome, taking into account management’s established strategic goals and tactical objectives with respect to vessels’ operation and residual value risk management.

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

Revenue assumptions were based on contracted time charter rates up to the end of the current contract for each vessel, as well as the estimated average time charter rates for the remaining useful economic life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire based on the fleet’s historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of June 30, 2025 and December 31, 2025, (iii) historical average time charter rates based on publications by independent third party maritime research services (“maritime research publications”), (iv) estimated future time charter rates based on maritime research publications that provide such forecasts and (v) management’s internal assessment of long-term charter rates achievable by each class of vessel.

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

For non-contracted periods starting on the second year for already-expired charters or upon the expiration of the firm charter period of a vessel through the end of each vessel’s useful economic life, the estimated average time charter rates for Steam and TFDE vessels were based on analysis of future supply and demand for LNG, internally estimated and market-derived costs of building and financing newbuild LNG vessels, the technical characteristics of each vessel and an assessment of the appropriate discount for Steam and TFDE vessels’ charter rates compared to modern newbuild LNG carriers, which is driven largely by unit freight cost differentials and utilization of such vessels. The Partnership also considered estimated future time charter rates, taking into account the significant uncertainties regarding future demand for such vessels in light of the continued addition of modern, larger and more fuel-efficient LNG carriers to the global fleet and the anticipated developments in terms of environmental regulations.

Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Partnership’s control, management believes that the use of the revenue estimates discussed above is reasonable as of the reporting date. The Partnership has assumed no inflation nor any other revenue escalation or growth factors in determining forecasted time charter rates beyond the contracted charter period through the end of a vessel’s useful economic life, consistent with long-run historical evidence and industry expectations.

The Partnership used an annual operating expenses escalation factor equal to 1% based on historical data and experience, as well as expectations of future inflation on operating and dry-docking costs. Estimates for the remaining useful economic lives of the current fleet and residual and scrap values are the same as those used for our depreciation policy. All estimates used and assumptions made were in accordance with the Partnership’s internal budgets and historical experience of the shipping industry, taking into account the effect of observable inflationary pressures as of June 30, 2025 and December 31, 2025.

In the Partnership’s impairment assessment as of December 31, 2025, the rate used to discount future estimated cash flows to their present values was 8.06% (June 30, 2025: 7.88%). This was based on an estimated weighted average cost of capital calculated using cost of equity and cost of debt components, adjusted further also for vessel-specific risks and uncertainties, as applicable to each probable outcome.

In connection with the impairment testing of our owned and bareboat vessels as of December 31, 2025, we performed a sensitivity analysis on the most difficult, subjective or complex assumptions that have the potential to affect the outcome of the impairment assessment, which is the projected charter hire rate used to forecast future cash flows for non-contracted revenue days and the discount rate used. It is reasonably possible that changes to these assumptions within the next financial year could require a material adjustment of the carrying amount of the Partnership’s vessels and right-of-use vessels.

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

In May 2024, the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, to clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, to add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance targets), and to make updates to the disclosures for equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026. Management anticipates that these amendments will not have a material impact on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Partnership’s financial statements.

3. Tangible fixed assets

The movements in tangible fixed assets (i.e. vessels and their associated depot spares) are reported in the following table:

			Total
		Other tangible	tangible fixed
Cost	Vessels	assets	assets
As of January 1, 2024	2,155,587	7,317	2,162,904
Additions, net	8,117	—	8,117
Disposal	(201,842)	—	(201,842)
Write-off of fully amortized drydocking component	(54)	—	(54)
As of December 31, 2024	1,961,808	7,317	1,969,125
Additions, net	13,800	798	14,598
Disposals	(322,756)	—	(322,756)
Write-off of fully amortized drydocking component	(9,308)	—	(9,308)
As of December 31, 2025	1,643,544	8,115	1,651,659
Accumulated depreciation and impairment loss
As of January 1, 2024	685,446	—	685,446
Depreciation	55,782	—	55,782
Disposal	(56,489)	—	(56,489)
Impairment loss	7,968	—	7,968
Write-off of fully amortized drydocking component	(54)	—	(54)
As of December 31, 2024	692,653	—	692,653
Depreciation	50,528	—	50,528
Disposals	(271,623)	—	(271,623)
Impairment loss	72,831	—	72,831
Write-off of fully amortized drydocking component	(9,308)	—	(9,308)
As of December 31, 2025	535,081	—	535,081
Net book value
As of December 31, 2024	1,269,155	7,317	1,276,472
As of December 31, 2025	1,108,463	8,115	1,116,578

All of our wholly-owned vessels have been pledged as collateral under the terms of the Five-Year Sustainability-Linked Senior Secured Reducing Revolving Credit Facility in the amount of $2.8 billion entered into by GasLog (the “Facility”) (Note 7).

On August 27, 2024, GAS-four Ltd. completed the sale and leaseback of the GasLog Santiago with a wholly owned subsidiary of CDBL (Note 4).

In June 2025, GAS- nineteen Ltd., the vessel-owning entity of the Steam vessel Methane Alison Victoria, entered into a Memorandum of Agreement with respect to the sale of its vessel to an unrelated third party, which transaction was completed on July 15, 2025. All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met as of June 30, 2025. As a result, the carrying amount of the Methane Alison Victoria was remeasured at the lower between carrying amount and fair value less costs to sell and the vessel was reclassified as “Vessel held for sale” (within current assets) as of June 30, 2025 and an impairment loss of $30,346 was recognized in profit or loss for the year ended December 31, 2025.

As of June 30, 2025, a number of negative indicators such as the sale of the Methane Alison Victoria at a price lower than the carrying amount of the vessel and the continuous decline of the charter-free market values of the Partnership’s owned Steam vessels, as estimated by ship brokers, driven by the reduced demand and the current decrease in market rates, prompted the Partnership to conclude that events and circumstances triggered the existence of potential impairment for the owned Steam vessels, in accordance with the Partnership’s accounting policy (Note 2).

The recoverable amount (value in use) for one Steam vessel was lower than the respective carrying amount of the vessel and, consequently, an impairment loss of $5,458 was recognized in the consolidated statement of profit or loss in the period ended June 30, 2025.

In September 2025, GAS- seventeen Ltd., the vessel-owning entity of the Steam vessel Methane Jane Elizabeth, entered into a Memorandum of Agreement with respect to the sale of its vessel to an unrelated third party, which transaction was completed on October 13, 2025. All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met as of September 30, 2025. As a result, the carrying amount of the Methane Jane Elizabeth was remeasured at the lower between carrying amount and fair value less costs to sell and the vessel was reclassified as “Vessel held for sale” (within current assets) as of September 30, 2025 and an impairment loss of $22,249 was recognized in profit or loss for the year ended December 31, 2025.

As of December 31, 2025, a number of negative indicators, such as the continuous decline of the charter-free market values of the Partnership’s owned vessels as estimated by ship brokers, driven by reduced demand, and the continuing decrease in headline rates, prompted the Partnership to conclude that events and circumstances triggered the existence of potential impairment for the owned vessels, in accordance with the Partnership’s accounting policy (Note 2).

The recoverable amount (value in use) for the Steam vessel owned by the Partnership was lower than the respective carrying amount of this vessel and, consequently, an impairment loss of $14,778 was recognized in the consolidated statement of profit or loss in the year ended December 31, 2025.

	As of December 31, 2025
Vessel	Impairment loss	Recoverable amount
Methane Rita Andrea	(14,778)	41,071
Total	(14,778)	41,071

As of December 31, 2025, the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the “re-chartering rate”) and the discount rate used. The average long-term re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $35 per day and for the TFDE vessels was approximately $65 per day. Increasing/decreasing the average re-chartering rate used by $5 per day would (decrease)/increase the impairment loss by $(6,750)/$16,676. The adjusted discount rate used for the Steam vessel was 8.87% while for the TFDE vessels was 8.46%. Increasing/decreasing the discount rate by 0.5% would increase/(decrease) the impairment loss by $982/($1,038), respectively.

4. Leases

The movements in right-of-use assets are reported in the following table:

		Vessels’
Right-of-Use Assets	Vessels	Equipment	Total
As of January 1, 2024	125,823	726	126,549
Additions, net	52,598	567	53,165
Depreciation	(48,638)	(480)	(49,118)
Impairment loss	(706)	—	(706)
As of December 31, 2024	129,077	813	129,890
Additions, net	191	98	289
Depreciation	(54,122)	(490)	(54,612)
Impairment loss	(20,607)	—	(20,607)
As of December 31, 2025	54,539	421	54,960

On August 27, 2024, GasLog Partners completed the sale and leaseback of the GasLog Santiago with a wholly owned subsidiary of CDBL. The vessel was sold to CDBL for net proceeds of $148,220 and leased back under a bareboat charter for a period of three years with no repurchase option or obligation. This sale and leaseback met the definition of a lease under IFRS 16 Leases, resulting in the recognition of a right-of-use asset of $52,310 and a corresponding lease liability of $46,981.

On July 4, 2025, the Methane Heather Sally was redelivered to its owners, an unrelated third party, pursuant to the completion of the sale and leaseback agreement entered into on October 31, 2022.

As of December 31, 2025, a number of negative indicators, as described in Note 3, triggered the existence of potential impairment for the right-of-use vessels, in accordance with the Partnership’s accounting policy (Note 2).

The recoverable amounts (values in use) for the TFDE vessels chartered by the Partnership were lower than the respective carrying amounts of these vessels and, consequently, an aggregate impairment loss of $20,607 was recognized in the consolidated statement of profit or loss in the year ended December 31, 2025.

	As of December 31, 2025
Right-of-use vessel	Impairment loss	Recoverable amount
GasLog Shanghai	(5,561)	7,967
GasLog Santiago	(7,972)	20,996
GasLog Sydney	(7,074)	25,576
Total	(20,607)	54,539

As described in Note 3, increasing/decreasing the average re-chartering rate used by $5 per day would (decrease)/increase the impairment loss by $(2,986)/$2,986. Increasing/decreasing the discount rate by 0.5% would increase/(decrease) the impairment loss by $276/($279), respectively.

An analysis of the lease liabilities is as follows:

	Lease Liabilities
	2024	2025
As of January 1,	93,908	107,593
Additions, net	47,548	98
Interest expense on leases (Note 13)	4,662	4,946
Payments	(38,525)	(47,725)
As of December 31,	107,593	64,912
Lease liabilities—current portion	42,741	38,679
Lease liabilities—non-current portion	64,852	26,233
Total	107,593	64,912

An amount of $61,453 has been recognized in the consolidated statement of profit or loss under Revenues for the year ended December 31, 2025 ($85,435 for the year ended December 31, 2024 and $69,082 for the year ended December 31, 2023), which represents the revenue from subleasing right-of-use assets.

5. Trade and Other Receivables

Trade and other receivables consisted of the following:

	As of
	December 31,
	2024	2025
Due from charterers	1,008	175
Accrued income	8,348	7,763
Insurance claims	375	261
Other receivables	3,652	8,760
Total	13,383	16,959

Accrued income represents net revenues and bunkers receivable from charterers, which have not yet been invoiced; all other amounts not yet invoiced are included under Other receivables.

6. Partners’ Equity

The Partnership had previously granted to its executives Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) in accordance with its 2015 Long-Term Incentive Plan (the “2015 Plan”).

The fair value per common unit of the RCUs and PCUs in accordance with the 2015 Plan was determined by using the grant date closing price and was not further adjusted since the holders were entitled to cash distributions.

On April 3, 2023, GasLog Partners issued 108,894 common units in connection with the vesting of 92,805 RCUs and 16,089 PCUs under the 2015 Plan.

On July 3, 2023, GasLog Partners issued 415,000 common units in connection with GasLog’s election to convert the fourth tranche of its Class B units issued upon the elimination of incentive distribution rights in June 2019.

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

The total expense recognized in respect of equity-settled employee benefits for the year ended December 31, 2025 was nil (nil for the year ended December 31, 2024 and $1,357 for the year ended December 31, 2023).

During the year ended December 31, 2024, the Partnership returned to GasLog $148,220 as return of capital contributions being equal to the net proceeds from the sale and leaseback of GasLog Santiago, which was a vessel pledged as collateral under the terms of the Facility (Note 7).

During the year ended December 31, 2025, the Partnership returned to GasLog $51,500 as return of capital contributions being equal to the net proceeds from the sale of the Methane Alison Victoria and the Methane Jane Elizabeth, which were vessels pledged as collateral under the terms of the Facility (Note 7).

As of December 31, 2025 and December 31, 2024, the Partnership’s capital consisted of 16,036,602 outstanding common units, 1,080,263 outstanding general partner units and 11,642,411 Preference Units (5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units, and together with the Series A Preference Units and the Series B Preference Units, the “Preference Units”).

Cash distributions

The Partnership’s cash distributions for the years ended December 31, 2023, 2024 and 2025 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
January 25, 2023	Common	$0.01	February 9, 2023	528
January 25, 2023	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2023	6,159
April 26, 2023	Common	$0.01	May 11, 2023	529
May 10, 2023	Preference (Series A, B, C)	$0.5390625, $0.6887222, $0.53125	June 15, 2023	6,776
July 7, 2023	Common	$3.28	July 12, 2023	174,797
August 2, 2023	Preference (Series A, B, C)	$0.5390625, $0.7249747, $0.53125	September 15, 2023	6,902
November 15, 2023	Preference (Series A, B, C)	$0.5390625, $0.7274123, $0.53125	December 15, 2023	6,910
December 22, 2023	Common	$5.2380174	December 22, 2023	89,658
Total				$292,259
February 26, 2024	Preference (Series A, B, C)	$0.5390625, $0.7253680, $0.53125	March 15, 2024	6,903
March 28, 2024	Common	$3.3672969	March 28, 2024	57,638
May 9, 2024	Preference (Series A, B, C)	$0.5390625, $0.7302596, $0.6969096	June 17, 2024	7,427
June 28, 2024	Common	$2.9931528	June 28, 2024	51,233
July 31, 2024	Preference (Series A, B, C)	$0.5390625, $0.7311853, $0.6978353	September 16, 2024	7,435
September 30, 2024	Common	$2.8684381	September 30, 2024	49,099
November 13, 2024	Preference (Series A, B, C)	$0.5390625, $0.6977798, $0.6647923	December 16, 2024	7,216
December 20, 2024	Common	$2.3072219	December 20, 2024	39,492
Total				$226,443
February 12, 2025	Preference (Series A, B, C)	$0.5390625, $0.6530831, $0.6204581	March 17, 2025	6,923
March 12, 2025	Common	$2.1825072	March 12, 2025	37,358
May 28, 2025	Preference (Series A, B, C)	$0.5390625, $0.6641672, $0.6308172	June 16, 2025	6,995
June 23, 2025	Common	$0.8730029	June 23, 2025	14,943
July 24, 2025	Preference (Series A, B, C)	$0.5390625, $0.665121, $0.631771	September 15, 2025	7,001
September 25, 2025	Common	$2.9307954	September 25, 2025	50,166
November 25, 2025	Preference (Series A, B, C)	$0.5390625, $0.6396068, $0.6066193	December 15, 2025	6,834
Total				$130,220

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

General Partner Interest

The Partnership Agreement (as amended following the Transaction) provides that the general partner will be entitled to distributions in accordance with its percentage interest. As of December 31, 2025, the percentage interest is 6.3% (6.3% as of December 31, 2024). The general partner has the right, but not the obligation, to contribute a proportionate amount of capital to the Partnership to maintain its percentage interest if the Partnership issues additional common units. The general partner’s interest, and the percentage of the Partnership’s cash distributions to which it is entitled, will be proportionately reduced if the Partnership issues additional common units in the future and the general partner does not contribute a proportionate amount of capital to the Partnership in order to maintain its general partner interest. The general partner will be entitled to make a capital contribution in order to maintain its general partner interest in the form of the contribution to the Partnership of common units based on the current value of the contributed common units to the Partnership.

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

On November 14, 2023, pursuant to the Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to the Facility section below), the outstanding balances of GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd. and GAS-fourteen Ltd. totaling $320,581 were fully repaid. The existing loan facilities of the specified companies were terminated and the respective unamortized loan fees of $3,655 written-off to the consolidated statement of profit or loss.

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

On October 26, 2021, the outstanding indebtedness of GAS-three Ltd., in the amount of $97,050 was prepaid pursuant to the sale and leaseback agreement entered into with a wholly owned subsidiary of CDBL.

On March 30, 2023, the outstanding indebtedness of GAS-five Ltd. in the amount of $87,780 was prepaid pursuant to the sale and leaseback agreement entered into with a wholly owned subsidiary of CDBL. The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $229 written-off to the consolidated statement of profit or loss.

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

On November 14, 2023, pursuant to the Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to the Facility section below), the outstanding balances of GAS-four Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd. totaling $148,194 were fully repaid. The existing loan facilities of the specified companies were terminated and the respective unamortized loan fees of $157 written-off to the consolidated statement of profit or loss.

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

On November 14, 2023, pursuant to the Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to the Facility section below), the outstanding balances of GAS-seven Ltd. and GAS-eight Ltd. totaling $181,419 were fully repaid. The existing loan facilities of the specified companies were terminated and the respective unamortized loan fees of $985 written-off to the consolidated statement of profit or loss.

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

On October 31, 2022, the outstanding indebtedness of GAS-twenty one Ltd., in the amount of $32,939 was prepaid pursuant to the sale and leaseback agreement entered into with an unrelated third party.

On November 14, 2023, pursuant to the Facility entered into by GasLog to refinance all outstanding debt secured by 23 LNG carriers across both GasLog and GasLog Partners (refer to the Facility section below), the outstanding balances of GAS-nineteen Ltd. and GAS-twenty seven Ltd. totaling $113,886 were fully repaid. The existing loan facilities of the specified companies were terminated and the respective unamortized loan fees of $805 written-off to the consolidated statement of profit or loss.

The Facility:

On November 2, 2023, GasLog, as borrower, entered into the Facility. This financing, involving 14 international banks, includes decarbonization and social key performance targets as a component of the Facility pricing. The Facility refinanced the then-outstanding debt of $2,123,443 secured by 23 LNG carriers across both GasLog and GasLog Partners, following the acquisition by GasLog on July 13, 2023 of all the outstanding common units of GasLog Partners not already beneficially owned by GasLog. The 23 LNG carriers (12 GasLog vessels and eleven GasLog Partners vessels) included in the Facility were initially comprised of ten dual-fuel two-stroke engine propulsion (“X-DF”) LNG carriers, ten TFDE LNG carriers and three Steam LNG carriers. Citibank, N.A., London Branch and BNP Paribas acted as joint coordinators on the Facility. The transaction was completed on November 13, 2023, with GasLog drawing down an amount of $2,128,000 and $672,000 remaining available as of that date, for general corporate purposes.

On February 10, 2025, GasLog signed a supplemental agreement to the Facility, extending the final reduction date by one year to November 2029. In May 2025 and July 2025, National Australia Bank Limited transferred to UBS AG, Skandinaviska Enskilda Banken AB (Publ), National Bank of Greece S.A. and Standard Chartered Bank (Singapore) Limited via transfer certificates, the total amounts of its commitments, rights and obligations under the Facility.

Securities Covenants and Guarantees

The obligations under the Facility are secured as follows:

(i)	first priority mortgages over the owned ships included in the Facility;
(ii)	guarantees from the 20 vessel owning companies securing the Facility, the Partnership, GasLog Partners Holdings LLC and GasLog Carriers Ltd. (the “Guarantors”);
(iii)	a negative pledge of the share capital of GasLog, the Guarantors and GasLog LNG Services; and
(iv)	a first priority assignment of all earnings and insurance related to the owned ships.

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

Compliance with the above covenants is required at all times. GasLog was in compliance with all covenants as of December 31, 2025.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of
	December 31,
	2024	2025
Unearned revenue	23,996	21,223
Accrued off-hire	478	3,103
Accrued purchases	4,722	2,499
Accrued payable to charterers	397	4,279
Other accruals	4,191	8,428
Total	33,784	39,532

The unearned revenue of $21,223 represents monthly charter hires received in advance as of December 31, 2025 relating to January 2026 (December 31, 2024: $23,996).

9. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the year ended
	December 31,
	2023	2024	2025
Revenues from long-term time charters	164,257	184,177	183,435
Revenues from spot time charters	233,581	172,085	94,782
Total	397,838	356,262	278,217

The Partnership defines long-term time charters as charter party agreements with an initial duration of more than three years (excluding any optional periods), while all charter party agreements of an initial duration of less than (or equal to) three years (excluding any optional periods) are classified as spot time charters.

The technical management service components of revenues from time charters (Revenues from long-term time charters and Revenues from spot time charters) for the years ended December 31, 2023, 2024 and 2025 were $69,321, $72,684 and $58,147, respectively. These figures are not readily quantifiable as the Partnership’s contracts (under time charter arrangements) do not separate these components. The service component amounts are estimated based on the amounts of the vessel operating expenses for each year applying the “cost plus margin” approach.

Payments received include payments for the service components in these time charter arrangements.

10. Voyage Expenses and Commissions

An analysis of voyage expenses and commissions is as follows:

	For the year ended
	December 31,
	2023	2024	2025
Brokers’ commissions on revenues	4,524	4,079	2,981
Bunkers’ consumption and other voyage expenses	6,474	5,062	15,322
Total	10,998	9,141	18,303

Bunkers’ consumption represents mainly bunkers consumed during periods when a vessel is not employed under a charter or off-hire periods (including bunkers consumed during dry-docking).

11. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended
	December 31,
	2023	2024	2025
Administrative services fees (Note 14)	8,996	8,998	8,248
Commercial management fees (Note 14)	4,890	4,463	3,486
Share-based compensation (Note 6)	1,357	—	—
Other expenses	7,552	2,961	2,059
Total	22,795	16,422	13,793

Other expenses include legal and professional costs relating to the Transaction of $1,500 for the year ended December 31, 2025 ($1,799 for the year ended December 31, 2024 and $4,144 for the year ended December 31, 2023).

12. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the year ended
	December 31,
	2023	2024	2025
Crew costs	35,576	35,590	34,014
Technical maintenance expenses	17,591	19,504	15,126
Other operating expenses	14,586	14,637	13,414
Total	67,753	69,731	62,554

13. Net Financial Income and Costs

An analysis of financial income and financial costs is as follows:

	For the year ended
	December 31,
	2023	2024	2025
Financial income
Financial income	7,612	190	86
Total financial income	7,612	190	86
Financial costs
Amortization and write-off of deferred loan issuance costs	8,878	—	—
Interest expense on loans	53,694	—	—
Interest expense on leases	3,785	4,662	4,946
Other financial costs including bank commissions	703	168	97
Total financial costs	67,060	4,830	5,043

In the year ended December 31, 2023, an amount of $5,831 representing the write-off of the unamortized deferred loan issuance costs in connection with the termination of all the Partnership’s loans (Note 7) was included in Amortization and write-off of deferred loan issuance costs.

14. Related Party Transactions

The Partnership has the following balances with related parties which are included in the consolidated statements of financial position:

	As of December 31,
	2024	2025
Due from related parties
Due from GasLog (a)	10,408	417
Total	10,408	417

(a)The balances for the years ended December 31, 2024 and December 31, 2025 represent mainly cash advanced by the Partnership to GasLog.

The Partnership had the following transactions with related parties for the years ended December 31, 2023, 2024 and 2025:

Company	Details	Account	2023	2024	2025
GasLog LNG Services	Commercial management fee (i)	General and administrative expenses	4,890	4,463	3,486
GasLog	Administrative services fee (ii)	General and administrative expenses	8,996	8,998	8,248
GasLog LNG Services	Management fees (iii)	Vessel operating costs	6,300	6,300	5,778
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	49	40	50
(i)	Commercial Management Agreements

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

The Partnership has entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. For the years ended December 31, 2023, 2024 and 2025, the annual service fee was $643 per vessel per year.

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

15. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including vessels under a lease (Note 4) as of December 31, 2025, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

As of
December 31,
Period	2025
Not later than one year	123,559
Later than one year and not later than two years	95,323
Later than two years and not later than three years	85,611
Later than three years and not later than four years	28,540
Later than four years and not later than five years	6,371
Total	339,404

As of December 31, 2025, the Partnership has an estimated compliance surplus of 3,185tCO2 e, under the Fuel EU Maritime Regulation.

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

Market risk

Currency Risk: Currency risk is the risk that the value of financial instruments and/or the cost of commercial transactions will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership’s functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to technical maintenance and crew costs denominated in euros (“EUR”). Specifically, for the year ended December 31, 2025, approximately $40,876 of the operating and administrative expenses were denominated in EUR (December 31, 2024: $43,311 and December 31, 2023: $49,094). As of December 31, 2025, approximately $2,659 of the Partnership’s outstanding trade payables and accruals were denominated in EUR (December 31, 2024: $5,888).

As an indication of the extent of the Partnership’s sensitivity to changes in exchange rate, a 10% increase in the average EUR/USD exchange rate would have decreased its profit and cash flows during the year ended December 31, 2025 by $4,088, based upon its expenses during the year (December 31, 2024: $4,331 and December 31, 2023: $4,909).

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

	Less
	than 1
	month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2024
Trade accounts payable	7,733	—	—	—	—	7,733
Other payables and accruals*	993	5,170	3,165	—	—	9,328
Lease liabilities	4,359	8,300	34,961	68,215	—	115,835
Total	13,085	13,470	38,126	68,215	—	132,896
December 31, 2025
Trade accounts payable	2,815	—	—	—	—	2,815
Other payables and accruals*	1,023	3,166	14,027	—	—	18,216
Lease liabilities	3,731	7,095	30,480	26,975	—	68,281
Total	7,569	10,261	44,507	26,975	—	89,312

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

	As of
	December 31,
	2024	2025
Cash and cash equivalents	7,771	5,221
Trade and other receivables	13,383	16,959
Due from related parties	10,408	417

For the years ended December 31, 2023, December 31, 2024 and December 31, 2025, 39%, 44% and 55%, respectively, of the Partnership’s revenues were earned from subsidiaries of Shell plc and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership’s principal counterparty and the fact that the hire is being collected in advance. The Partnership did not experience any credit losses on its accounts receivable portfolio during the three years ended December 31, 2025. The carrying amount of financial assets recorded in the consolidated financial statements represents the Partnership’s maximum exposure to credit risk. Management monitors exposure to credit risk and believes that there is no substantial credit risk arising from the Partnership’s counterparty.

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

The derivative instruments of the Partnership were not designated as cash flow hedging instruments. During the years ended December 31, 2025 and 2024, the Partnership did not enter into any new interest rate swaps and the change in the fair value of the interest rate swaps for the year ended December 31, 2025 amounted to nil (December 31, 2024: nil and December 31, 2023: a loss of $88), which was recognized in profit or loss in the year incurred and is included in Gain on derivatives.

Forward foreign exchange contracts

The Partnership may use non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in EUR. Under these non-deliverable forward foreign exchange contracts, the counterparties settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

The derivative instruments mentioned above were not designated as cash flow hedging instruments. During the years ended December 31, 2025 and 2024, the Partnership did not enter into any new forward foreign exchange contracts. During the year ended December 31, 2023, the Partnership entered into 15 new forward foreign exchange contracts with HSBC Bank PLC for a total exchange amount of EUR 11,500 with staggered settlement dates throughout 2023.

An analysis of Gain on derivatives is as follows:

	For the year ended
	December 31,
	2023	2024	2025
Realized gain on interest rate swaps held for trading	(1,535)	—	—
Realized gain on forward foreign exchange contracts held for trading	(65)	—	—
Unrealized loss on interest rate swaps held for trading	88	—	—
Total gain on derivatives	(1,512)	—	—

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

18. Cash Flow Reconciliations

The reconciliations of the Partnership’s financing activities for the three years ended December 31, 2025 are presented in the following tables:

A reconciliation of borrowings arising from financing activities is as follows:

			Deferred
		Non-cash	financing
	Cash flows	items	costs, assets	Borrowings
January 1, 2023				921,946
Borrowings drawdowns	—	50,000	—	50,000
Borrowings repayments (Note 7)	(217,070)	(764,080)	—	(981,150)
Additions in deferred loan issuance costs	359	(19)	(14)	326
Amortization and write-off of deferred loan issuance costs (Note 13)	—	8,878	—	8,878
December 31, 2023				—
Additions in deferred loan issuance costs	(33)	33	—	—
December 31, 2024				—
December 31, 2025				—

A reconciliation of net derivative assets arising from financing activities is as follows:

		Non-cash	Net derivative
	Cash flows	items	assets
January 1, 2023			3,576
Proceeds from interest rate swaps termination (Note 17)	(3,488)	—	(3,488)
Unrealized loss on interest rate swaps held for trading (Note 17)	—	(88)	(88)
December 31, 2023			—
December 31, 2024			—
December 31, 2025			—

A reconciliation of lease liabilities arising from financing activities is as follows:

		Non-cash
	Cash flows	items	Lease liabilities
January 1, 2023			62,569
Additions	—	54,442	54,442
Interest expense on leases (Note 13)	—	3,785	3,785
Payments for interest	(3,785)	—	(3,785)
Principal elements of lease payments	(23,103)	—	(23,103)
December 31, 2023			93,908
Additions	—	47,548	47,548
Interest expense on leases (Note 13)	—	4,662	4,662
Payments for interest	(4,662)	—	(4,662)
Principal elements of lease payments	(33,863)	—	(33,863)
December 31, 2024			107,593
Additions	—	98	98
Interest expense on leases (Note 13)	—	4,946	4,946
Payments for interest	(4,946)	—	(4,946)
Principal elements of lease payments	(42,779)	—	(42,779)
December 31, 2025			64,912

19. Taxation

Under the laws of the countries of the Partnership’s incorporation and the vessels’ registration, the Partnership is not subject to tax on international shipping income and its vessels qualify for shipping income exclusion. However, it is subject to registration and tonnage taxes, which are included in vessel operating costs in the consolidated statement of profit or loss.

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

The Partnership did not qualify for this exemption for the two years ended December 31, 2024. For the year ended December 31, 2025, the Partnership will examine whether an exemption under Section 883 of the Code can be earned. If the Company does not qualify for an exemption for the year ended December 31, 2025, the estimated U.S. source gross transportation tax would be $1,060, which is included in Other payables and accruals and Voyage expenses and commissions. The U.S. source gross transportation tax for the years ended December 31, 2024 and 2023 was $530 and $1,420, respectively.

20. Subsequent Events

Effective as of January 1, 2026, Mr. Maxime Philippe Cornet de Ways-Ruart was appointed to serve as a member of the Partnership’s Board and audit committee.

On February 11, 2026, the Board of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.6129300 per preference unit and a distribution on the Series C Preference Units of $0.5803050 per preference unit. The cash distributions were paid on March 16, 2026 to all unitholders of record as of March 9, 2026.

On March 17, 2026, the Board of GasLog Partners approved and declared a quarterly cash distribution of $1.55893 per common unit to GasLog that was settled immediately.